Form 20-F
period 1997-06-30
ILOG SA
filed 1997-10-03
CIK 1031140

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934 for the fiscal year ended June 30, 1997

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to _____________

                         Commission File Number: 0-29144

                                    ILOG S.A.
             (exact name of Registrant as specified in its charter)

                             The Republic of France
                 (Jurisdiction of incorporation or organization)

                    9, rue de Verdun, 94253 Gentilly, France
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None


      Title of each class:            Name of each exchange on which registered:
      --------------------            ------------------------------------------
American Depositary Shares, each
representing one Ordinary Share                  Nasdaq National Market
Ordinary Shares                                   Nasdaq National Market*

  *Not for trading, but only in connection with the American Depositary Shares.

                          -----------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

                          -----------------------------

     The number of outstanding shares of each of the issuer's classes of capital or common stock as of June 30, 1997 was 10,959,622 Ordinary Shares of FF 4.00 nominal value, including 2,503,250 American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one Ordinary Share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                       [X] Yes          [ ] No

     No Indicate by check mark which financial statement item the registrant has elected to follow.

                       [ ] Item 17      [X] Item 18



--------------------------------------------------------------------------------

        Unless the context otherwise requires, references herein to "the Company" or to "ILOG" are to ILOG S.A. and its consolidated subsidiaries.

                             ----------------------


        The Company's name together with its logo is registered as a trademark in France, the United States and a number of other countries. This Annual Report on Form 20-F may also contain tradenames or trademarks of companies other than ILOG.

                             ----------------------

                                 EXCHANGE RATES

        ILOG publishes its financial statements in dollars. In this Annual Report on Form 20-F, references to "dollars" or "$"are to U.S. dollars and references to "francs" of "FF" are to French francs. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in dollars.

        The table below sets forth, for information purposes only, for the periods indicated, the high, low, average and end of period noon buying rates in New York City for cable transfers in French francs as certified for customs purposes by the Federal Reserve Bank of New York ("Noon Buying Rate") for the franc against the dollar. Such rates are not used by the Company in the preparation of its consolidated financial statements included elsewhere in this Annual Report on Form 20-F. See Note 1 of Notes to Consolidated Financial Statements.

                                                              AVERAGE   END OF
YEAR ENDED JUNE 30,                          HIGH     LOW     RATE(1)   PERIOD
-------------------                          ----     ---     -------   ------
                                                   (FRANCS PER DOLLAR)
1993                                         5.75     4.74     5.31     5.74
1994                                         6.06     5.41     5.80     5.44
1995                                         5.46     4.79     5.18     4.85
1996                                         5.19     4.78     5.02     5.15
1997                                         5.87     5.00     5.42     5.87

----------------------

(1) The average of the Noon Buying Rates on the last business day of each month during the year.

        For information regarding the effects of currency fluctuations on the Company's results, see Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations.

                             ----------------------

                           AMERICAN DEPOSITARY SHARES

        Pursuant to a program sponsored by the Company, ordinary shares of the Company (the "Shares") are traded in the United States in the form of American Depositary Shares ("ADSs"), each ADS representing one Share placed on deposit with Morgan Guaranty Trust Company of New York, as depositary (the "Depositary") and issued and delivered by the Depositary through its principal office in New York City at 60 Wall Street, (36th Floor), New York, New York, 10260. Under the terms of the Deposit Agreement, dated as of February 13, 1997 and amended on August 20, 1997, among the Company, the Depositary and the holders from time to time of ADSs (the "Deposit Agreement"), Shares may be deposited with the Paris office of Banque Paribas, as custodian (the "Custodian"), or any successor or successors to such Custodian. The Depositary provides a variety of services to investors, as more fully set forth in the form of Deposit Agreement filed as an exhibit to the Company's Registration Statement on Form F-6 filed with the Securities and Exchange Commission on February 13, 1997.

                                TABLE OF CONTENTS

                                                                                                   Page
                                                                                                   ----
                                             PART I
Item 1.   Description of Business                                                                   4
Item 2.   Description of Property                                                                  18
Item 3.   Legal Proceedings                                                                        18
Item 4.   Control of Registrant                                                                    19
Item 5.   Nature of Trading Market                                                                 19
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders                       20
Item 7.   Taxation                                                                                 20
Item 8.   Selected Financial Data                                                                  25
Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations    26
Item 10.  Directors and Officers of Registrant                                                     40
Item 11.  Compensation of Directors and Officers                                                   44
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries                           44
Item 13.  Interest of Management in Certain Transactions                                           46

                                            PART II
Item 14.  Description of Securities to be Registered                                              F-1

                                            PART III
Item 15.  Defaults Upon Senior Securities                                                         F-1
Item 16.  Changes in Securities and Changes in Security for Registered Securities                 F-1

                                             PART IV
Item 17.  Financial Statements                                                                    F-1
Item 18.  Financial Statements                                                                    F-1
Item 19.  Financial Statements and Exhibits                                                       F-1

                             ----------------------


FORWARD LOOKING STATEMENTS

        In addition to historical information, this Annual Report contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially form those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. ILOG undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including reports on Form 6-K filed by the Company in 1997.

                             ----------------------

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BUSINESS

        ILOG develops, markets and supports advanced software class libraries for user interface, resource optimization and data services functions that are fundamental to the development of strategic business applications. By creating pre- built and pre-tested features to address these common software functions, the Company's object oriented libraries reduce the time, cost and risk in the development process, and allow users to focus their own efforts on value-added, business specific programming tasks. The Company's libraries provide high performance and scalability, run on the most popular Windows and Unix platforms, and can be used to facilitate client-side, server-side or Web development efforts. The Company also offers a range of consulting, customer training and maintenance services to supplement its libraries.

        ILOG's C, C++ and Java software class libraries address common strategic business software development needs. These needs include user interface, resource optimization and data services such as information coordination among applications and databases. The Company's libraries can be purchased for integration into new or existing applications individually or in combination with other libraries. The Company is enhancing the performance and scalability of its current libraries, porting them to different platforms and additional programming languages and expanding the number of libraries to address common software development needs. For example, the Company is being funded by Nortel to develop a telecom graphics class library for network management solutions, which is expected to be available in 1998. The Company has also commenced licensing third party add-ons to its libraries where appropriate to improve functionality coverage.

BACKGROUND

        Increasing global competition and rapid changes in technology are accelerating the demand by organizations for strategic business applications to achieve competitive advantage. However, organizations face significant challenges in developing strategic business applications that can keep pace with this changing environment. These challenges include meeting the demand for new applications, adapting these applications as business needs evolve and taking advantage of new technologies such as distributed client server computing and the Internet/intranet. The result is a large and increasing backlog of strategic business applications that need to be developed, maintained and enhanced.

        Organizations address their needs for strategic business software either by purchasing packaged applications or writing their own applications. Packaged applications are used for certain systems, such as back-office accounting, human resources and order management, where the tasks are well defined. Where organizations have specific needs and seek a proprietary advantage, but are unable to customize fully packaged applications that meet their needs, they will seek to build their own applications.

        Software development is a lengthy and difficult process. Developers must build user interfaces, provide resource optimization and data services functions into their applications as well as other structural layers of development. The Company believes that these common programming functions typically represent between 15% and 40% of the number of lines of code for strategic business applications. The challenge of undertaking all these programming tasks increases the risk of failure and time to market, and requires significant additional expertise and maintenance. A recent study by the Standish Group found that only 16% of large software development projects are completed on time and budget, while three-quarters of these projects are more than 100% over budget, significantly behind schedule or canceled before completion.

        The shortage and high cost of software developers for strategic business applications has created a need for a hybrid approach to software development that combines the advantages of custom developed software with pre-built and pre-tested software components or libraries. The emergence of object oriented technology allows for the creation of pre-built software class libraries that address common programming tasks, thus allowing programmers to shorten development time by combining these libraries with their own programming. In order for these class libraries to meet the evolving business and technology requirements of the specific organization, they must provide high performance and scalability and yet be open and adaptable.

THE ILOG SOLUTION

        ILOG develops, markets and supports advanced software class libraries for user interface, resource optimization and data services functions that are fundamental to the development of strategic business applications. The Company's object oriented libraries, which are written in the C, C++ and Java languages, can be readily adapted to application development requirements. Since ILOG has effectively pre-written many of the complex portions of each application, enterprises can concentrate on the development of other portions of the application that are specific to their respective businesses. The Company believes that its libraries provide users with the following benefits:

        Time to Market and Cost Reduction. ILOG libraries allow enterprises and Independent Software Vendors ("ISVs") to accelerate development time significantly. The cost of a development license for an ILOG library is substantially less than the cost for an organization to develop those same features internally. Moreover, ILOG's continuing maintenance and improvement of its libraries ensures periodic performance and functionality enhancements for its customers.

        High Performance and Scalability. The proprietary algorithms embedded in ILOG libraries are highly efficient and scale well to complex application needs. Applications using ILOG libraries can run efficiently on small PCs as well as on the most powerful workstations and servers because ILOG libraries are both CPU and memory efficient. Intensive users can display or manage tens of thousands of objects. ILOG libraries are currently being used in demanding applications such as real-time air traffic control, securities trading, network management, industrial control and military command and control.

        Ease of Use. The Company's libraries consist of layers of components that can be used without modification if the customer so elects. With a few lines of code, developers can implement their enterprise specific components on top of the Company's high level components.

        Flexibility. Unlike many components that are inflexible black boxes, the Company's components are built as documented layered classes. The lower layers can be exposed to allow programming changes at all levels of the component's behavior to meet individual business specific requirements.

        Development Risk Reduction. The common development task components provided by the ILOG libraries enable software developers to rapidly prototype and test the performance of an application. Developers are able to quickly confirm that the envisioned system successfully addresses the problems and will withstand its final design load before they enter into the detailed specification and design of the actual application. This approach greatly decreases the technical risks associated with the creation of a new application by providing a sound, pre-built infrastructure.

        Hardware and Operating System Independence. The programming interfaces for ILOG libraries are identical for all platforms that the Company addresses, which makes deploying applications across PCs and workstations easier.

        Development Strategy Independence. ILOG libraries are open (i.e., compatible with most development environments, compilers or methodologies and software testing tools). The Company's customers can choose libraries from other vendors and combine them with ILOG libraries in a true open environment.

STRATEGY

        ILOG's objective is to be the leading worldwide provider of object oriented software class libraries and optimization algorithms. Key elements of the Company's strategy to achieve this objective include the following:

        Extend Technological Leadership. The Company intends to maintain and extend its current technological leadership as a provider of object oriented software class libraries. The Company intends to focus its development efforts on enhancing the performance and scalability of its current libraries, porting them to different platforms and additional programming languages and expanding the number of libraries to address common software development needs. For example, the Company has recently introduced a Java version of its C++ graphical library ILOG Views. As part of the strategy of extending its technological leadership position, the Company, in August 1997, acquired the business of CPLEX Optimization, Inc., an established leader in math programming optimization libraries.

        Expand Sales Geographically. The Company's sales have historically been concentrated in Europe, particularly in France. The Company believes that the North American and Asian markets represent large growth opportunities for its libraries. Since the beginning of 1995, the Company has significantly expanded its sales effort by adding substantially to its U.S. and Asian direct sales forces, which has resulted in rapid growth in these regions. The Company intends to continue to add to its direct sales and consulting forces in all of its three principal geographic regions.

        Penetrate Vertical Market Base. The Company to date has sold its libraries primarily to customers in the telecommunications, defense, transportation, manufacturing and finance markets. The Company seeks to penetrate vertical markets through partnerships with OEMs, VARs, and system integrators. Where such partners do not exist, the Company believes that developing expertise and references in these vertical markets is important to marketing and selling its libraries successfully into these industries. In particular, the Company is actively marketing within the Telecom industry sector from which approximately 40% of its revenues are currently derived.

        License Complementary Libraries from Third Parties. The Company's customers are currently building add-on libraries using the Company's software class libraries and the Company intends to license and resell worldwide some of these add-on products. In this way, the Company hopes to promote the use of software class libraries by developers worldwide.

        Increase Penetration of Existing Customer Base. The Company intends to expand sales of its libraries to its existing customers. Since the Company's libraries are initially licensed to a few developers for benchmarking projects inside an enterprise, the successful completion of these projects and the launching of additional software design projects within a customer's organization create additional sales opportunities for the Company. The Company uses the success of projects with existing customers as an internal reference for horizontal expansion within that organization through on-site seminars and other marketing events.

        Expand ISV Agreements. The Company has agreements with approximately 80 ISVs and intends to sell its libraries to additional ISVs for inclusion in packaged software products. Due to the recurring revenue nature of the royalty payments made by ISVs that ultimately include one or more ILOG libraries in their products, the Company is currently increasing its marketing efforts to ISVs. A significant part of the revenues received from the Company's CPLEX products, which were acquired in August 1997, are from ISVs and Indirect Sales Channels.

        Expand Indirect Sales Channels. The Company intends to expand its global sales capabilities by increasing the number of system integrators, VARs and OEMs that market its libraries worldwide and the number of distributors where it does not have a local presence. The Company believes that these sales channels will allow the Company to access additional vertical and geographic markets where it does not currently possess marketing or sales capabilities.

COMPONENT AND LIBRARY TECHNOLOGY

        The Company believes that the software component technology development path is analogous to the integrated circuit revolution of the 1970s. At that time, the components used to build circuit boards were elementary fine-grain components such as capacitors, resistors and transistors. The advent of packaged larger-grain integrated circuits precipitated a shift in the computer manufacturing industry, from a model where every computer manufacturer built its own boards from self-defined designs that assembled fine-grain components to a model where much larger components were integrated onto much smaller boards. This shift considerably reduced the time and risk of designing new boards, as well as the cost of mass-producing them. The result was less expensive computers.

        The Company believes that software component technology offers to the software industry a similar potential to that which integrated circuits offered the computer hardware industry. Software components are predefined pieces of readily reusable software. These components provide ready-made, high level functions without requiring software developers to understand the internals of the components. This allows developers to focus on the use of these higher- level functions to achieve the business-specific results that the application requires. For example, a Gantt diagram (a standard scheduling graphic) component will display the use of resources by activities over time in a predefined fashion. The application developer using such a component will not have to program the details of the diagrams, but rather can concentrate on the definition of the activities, the resources and their relationships. The developer will therefore be able to develop a scheduling application that includes a Gantt diagram more rapidly.

        Components have been used in user interfaces for more than ten years. Menu bars, push buttons and selection boxes are reusable components that are available on operating systems such as Windows, Unix and Macintosh. The inflexible black-box nature of many of these components, however, can prevent software developers from obtaining the desired effect. For example, a developer may wish to create a read-only Gantt diagram that only displays information. If the component has been built without this feature, the development speed gained by the use of the predefined component is lost by the difficulty encountered in designing around some of its predefined behaviors.

        Components created using object oriented technology add significant flexibility. Using a component for a specific application often requires adding new behaviors. Object oriented programming involves a cloning process that allows developers to add new behaviors to existing classes of objects. This "extensibility" is the principal reason that well-implemented object oriented code has a longer life than traditional code. Object attributes (data) and methods (behaviors) can be added to or changed without altering the original "base classes," so that changes as the object environment evolves are transparent to applications dependent on the base class. As a result of the ability to further specify the behavior of code after it has been designed, written and tested, object oriented technology allows the large-scale reuse of components without sacrificing the flexibility needed for application-specific behavior and optimization.

        Object oriented techniques greatly simplify the development of complex strategic business applications. Each coherent part of the task is represented as a set of interdependent classes assembled together using a protocol. Some of these classes will be reused as large grain components, others as fine-detail implementation classes useful only for extension purposes.

        In the example of the Gantt diagram, the elementary bars that appear in the drawing can be thought of as instances of classes that are more fine-grained than the Gantt diagram top level class. With this design, flexibility is pushed one step further. It is now possible not only to extend the global Gantt object, but also to extend some of its internals as well. For example, the developer may wish to draw activities in a Gantt diagram in a different way, where a new element of information is added to each of the bars. In that case, the developer will extend the bar class of the Gantt-diagram library, instead of the Gantt-diagram class. This is the flexibility that object oriented libraries are intended to achieve.

        Object oriented libraries, or class libraries, are coherent sets of predefined components written in an object oriented language in such a way that black-box components become clear-box components that can be redefined locally when some behaviors do not match the exact needs of the application. Therefore, object oriented libraries that cover a particular infrastructure task, such as user interface programming, are more than a set of independent components. Object oriented libraries consist of layers of components, where each layer relies on documented extensible lower components.

PRODUCTS

        The Company's products are high-performance C, C++ and Java software class libraries sold in binary form on CD-ROMs. The Company's class libraries are sold to C, C++ and Java developers within information technology (IT or MIS) departments of end-user enterprises or to system integrators, ISVs, VARs and OEMs. The libraries facilitate rapid development and deployment of complex applications by providing pre-written portions of the software in order to reduce the time, cost and risk of the development cycle. The Company's libraries are independent and can be purchased for integration into new or existing applications individually or in combination with other libraries. The libraries run on the most popular Windows and Unix platforms and can be used to facilitate client-side, server-side or Web development efforts.

        The Company typically commences a customer relationship with one or more licenses to use one or two of the Company's products for a given customer development project. A development license for one of the Company's products normally ranges from $2,500 to $20,000, with an average development sale of approximately $20,000. Once the customer completes its development projects, it must enter into run time licenses with the Company in order to use any of the Company's resource optimization or data services libraries needed to deploy the developed application within or outside its organization. A customer typically does not purchase any run time licenses until the successful completion of the application development process, which typically takes at least six months from the initial order. Such run time licenses range from $5,000 to $500,000 depending upon the future number of simultaneous users of the application, the number of different sites on which this application will be deployed and the number and type of ILOG libraries used in the application.

        The following table sets forth certain information regarding the libraries licensed by the Company:

                             YEAR OF FIRST
                              COMMERCIAL
PRODUCT CATEGORY AND NAME      SHIPMENT                       PRODUCT DESCRIPTION
-------------------------    -------------  ------------------------------------------------------------------
USER INTERFACE
    ILOG Views                   1993       Data visualization and graphical user interface environment in C++
    ILOG InForm                  1996       Data visualization for database applications
    ILOG Vision                  1996       3-D structured graphics environment
    ILOG JViews                  1997       Data visualization in Java

RESOURCE OPTIMIZATION
    ILOG Rules                   1993       Real-time agents for monitoring and controlling data flows
    ILOG Solver                  1993       Constraint-based reasoning for resource allocation
    ILOG Scheduler               1994       Add-on product for Solver primarily for short-term scheduling
    ILOG Planner                 1996       Add-on product for Solver primarily for long-term planning
    ILOG CPLEX                   1997       High performance C libraries for linear programming

DATA SERVICES
    ILOG DB-Link                 1994       Portable database access from C++
    ILOG Server                  1995       Real-time event notification and object modeling
    ILOG Broker                  1995       Distribution of application objects among computers

        Historically, the Company has made minor revisions to its products approximately every six months and has released new versions of its products every 12 to 18 months.

        The following describes the Company's software class libraries by product category.

User Interface Libraries

        The Company currently markets four user interface libraries: ILOG Views, ILOG JViews, ILOG InForm and ILOG Vision. Approximately 55% of the Company's revenues from license fees for 1997 were derived from ILOG Views. See "Risk Factors--Product Concentration Risk."

        ILOG Views and JViews are each a comprehensive data visualization and graphical user interface environment providing components for structured two-dimensional graphics. ILOG Views is used to solve a wide range of graphics problems in industrial and commercial environments. ILOG Views is composed of a core technological layer and a number of pre-defined, high-level graphical components.

        The core layer provides performance and portability (i.e., the ability to implement platform independent interfaces) and the object oriented representations of all the basic graphical entities. This layer provides developers with hundreds of classes of graphical objects and methods to construct highly interactive graphical environments, allowing real-time display of up to 15,000 graphical objects in a single display space. Applications can rapidly pan and zoom within this virtual display area, allowing selection and manipulation of objects anywhere in the display. The Company believes its emphasis on performance represents an important advantage of ILOG Views for implementing the graphical user interface of complex applications such as real- time network supervision.

        ILOG Views also includes a number of pre-defined, high-level display components, including a grapher, maps, graphs, a spreadsheet, a Gantt diagram, a hypertext viewer and a graphical user interface ("GUI") editor. The ILOG Views Grapher allows an application developer to represent entities as nodes and arcs linking these nodes. Due to the object oriented nature of ILOG Views Grapher, the developer can easily define application specific aspects and behaviors for both the nodes and the arcs, as well as superimpose the graph on top of a map representing the geography of the application. These features are implemented with a small number of lines of C++ or Java code, because they reuse all the common classes of both the underlying graphic engine and the Grapher.

        The Gantt diagram is another predefined ILOG Views component that is very useful for ILOG Scheduler customers. Other graphic components, such as ILOG Views Gadgets, allow for the implementation of the structural part of the GUI in a portable link between platforms like Unix Motif and Microsoft Windows. Available as a component or within an interactive Interface Builder, ILOG Views Gadgets provides a simple way to rapidly construct the parts of an application's GUI. Furthermore, ILOG Views presents an extensible class for building specialized high-performance graphics editors that customers can use to manipulate complex objects. Each of these customer-defined components can be used to accelerate further the construction of highly customized display environments.

        ILOG InForm is an extension of ILOG Views that facilitates the development of graphic-intensive database applications. Client server applications involving multiple databases can be built almost entirely in a drag-and-drop environment, without requiring Structured Query Language ("SQL") or significant C++ coding. The Company believes that ILOG InForm has an advantage over competing products because it works with native C++ objects, which facilitates higher performance and more efficient development. ILOG InForm also exploits all of a customer's prior ILOG Views development and automatically generates C++ objects that can be used in other development projects. ILOG InForm allows routine applications to be constructed by users or developers with limited C++ knowledge or related tools.

        ILOG InForm provides three advancements to the underlying ILOG Views feature set: Studio, Data Sources and Data-Aware gadgets. ILOG InForm Studio provides an intuitive environment for rapid application development and testing, and adds new visual items that are useful for common database applications such as data entry and review. Because ILOG InForm Studio is a superset of ILOG Views, the Company's customers can rapidly take advantage of it even if their application does not involve a database. ILOG Data Sources' innovation allows easy definition of the tables and views needed in a client server application. Instead of requiring SQL code manipulation, ILOG InForm Data Sources' GUI allows more rapid selection of the rows and columns to be accessed. Once Data Sources are set up, ILOG InForm's Data-Aware gadgets (e.g., spreadsheets, selection buttons, data-entry fields) automatically connect to the relevant database records for read or write access. This combination of features allows ILOG Views' users to accelerate application development and customization whether the user needs to work with relational or non-relational data.

        ILOG Vision is a new library for high-performance 3D structured graphics that can be used as a companion library to ILOG Views for very advanced graphics applications. ILOG Vision provides a comprehensive set of high-level graphic services (e.g., lighting, shading, object behaviors, animation) that facilitate the development of 3D applications. Developers can save significant effort by using ILOG Vision's high-level application programming interface ("API") instead of the basic OpenGL or Direct3D libraries that are part of the platform operating system.

Resource Optimization Libraries

        The Company currently markets five resource optimization libraries.

        The ILOG Rules reactive-optimization library facilitates the construction of intelligent agents for monitoring and controlling data flows in real time. With ILOG Rules dynamic rules engine, these agents will monitor and evaluate highly complex conditions. For example, used as filtering elements in complex network monitoring applications, ILOG Rules can identify the important data contained in a series of alerts. When very high-performance correlation and evaluation of data trends are critical for quick reactions, ILOG Rules can provide decision agents that respond more rapidly than humans. ILOG Rules agents can also be used as intelligent advisors embedded within editors and graphics systems or provide real-time simulation of events and processes. ILOG has recently upgraded ILOG Rules to accept new rules without recompilation. The Company licensed ILOG Rules from a third party and pays a small per-unit royalty to such third party when it licenses ILOG Rules.

        The ILOG Solver constraint-programming library provides the basic programming layer embedding the core constraint processing technology, and the ILOG Scheduler and ILOG Planner libraries are vertical add-ons. ILOG Solver provides developers with an off-the-shelf engine for finding solutions in extremely large search spaces. Some types of industrial and operational problems, such as short-term scheduling (e.g., MRP) or distributed resource planning, have numerous possible answers that represent poor-quality solutions. Finding a high-quality solution was impractical until the advent of constraint-based reasoning. ILOG Solver provides a problem-definition and nonlinear modeling system that allows for accurate characterization of real-world problems. ILOG Solver's solution algorithms (constraint propagation, branch-and-bound, and numerical and logical processing) can then be used by programmers to solve these difficult problems in telecommunications, defense, transportation, manufacturing, finance and other industries.

        The ILOG Scheduler time-constraint library utilizes the ILOG Solver engine to solve complex scheduling problems quickly. ILOG Scheduler integrates algorithms specific to scheduling and predefines a set of classes that model scheduling activities. Constraints specific to scheduling define the different ways to link activities and resources; an activity may either produce or consume a resource. Furthermore, a typology of resources is defined that allows a direct representation of domain specific data, freeing the developer from the difficult task of analyzing the scheduling activity. ILOG Scheduler gives the developer a pre-defined object oriented model that may be easily extended to suit application specific needs. ILOG Scheduler also adds an "edge finder" algorithm that improves the speed of finding solutions. By extending ILOG Solver algorithms and supplying templates for common scheduling problems (e.g., bottlenecks, conflicts and sequencing preferences), ILOG Scheduler further reduces the application development effort for programmers in a number of application domains. ILOG Scheduler has been used for resource allocation, personnel rostering, maintenance scheduling, labor-cost optimization and other finite-capacity problems in utilities, transportation, medical and manufacturing companies.

        The ILOG Planner linear-programming library also complements ILOG Solver. ILOG Planner provides a number of new mathematical algorithms for solving ranges of problems that ILOG Solver is not designed to address, including the Simplex algorithm for optimizing continuous-process manufacturing plants. ILOG Planner allows for optimal long-term mixes of resources for factories, refineries, warehouses and other logistical systems. However, when there are temporal constraints that interfere with the ideal resource mix, ILOG Planner and ILOG Scheduler together can identify the best short-term answer considering the long-term objectives. The Company believes that this contingent or reactive scheduling offers operational benefits that are unavailable from any other C++ library vendor.

        The ILOG CPLEX Callable Library provides a comprehensive set of linear programming C routines for integration with Solver and other application development components. These algorithms solve large and difficult linear programs, mixed integer programs, quadratic programs and network problems at a very high level of speed performance.

Data Services Libraries

        The Company currently markets three data services libraries.

        The ILOG DB-Link database access library provides portable high-performance access to popular relational database management systems ("RDBSs") from vendors such as Oracle, Informix and Microsoft. Working entirely in C++, developers can read, write, update and delete data via SQL actions. Unlike competing products, ILOG DB-Link allows the invocation of stored procedures, providing remote procedure-call capabilities with popular database server engines. ILOG DB-Link has been enhanced to support ODBC connectivity to most standard database systems.

        The ILOG Server integration library facilitates object computing by providing a real-time event-notification system and a coordinated facility for modeling multiple business views of underlying objects. ILOG Server provides the cornerstone for coordinating advanced object applications, with in-memory referential integrity for data and business objects. ILOG Server has recently been upgraded with full multithreading support, which provides high performance while minimizing latency in complex software systems.

        The ILOG Broker distributed computing library provides an easy-to-use technique to distribute application objects among multiple computers. Working entirely in C++, developers using ILOG Broker benefit from multi-system processing without the overhead and extra language burden of Interface Definition Language (IDL) statements. ILOG Broker is currently being upgraded to provide CORBA compatibility via a gateway to Iona's ORBIX system of cross-platform object request brokers ("ORBs").

SERVICES

        ILOG provides a number of services to assist customers in the design, development and deployment of their object oriented software implementations. Consulting services are available for designing, analyzing, implementing and optimizing applications. In addition, the Company provides custom development services to customers that request unique or proprietary product extensions. Depending on the nature, complexity and duration of the project, these services may be performed by third-party integrators, consultants or the Company. Training is offered on a regular basis for customers needing to accelerate their mastery of ILOG technologies and interfaces. Maintenance and technical support are available for all ILOG libraries at an annual fee of 15% of the standard software list price.

CUSTOMERS AND APPLICATIONS

        As of August 31, 1997, ILOG libraries had been licensed by over 1500 customers for development and/or deployment in a wide range of applications. Many of these customers have licensed multiple copies for use in different applications. The Company believes that the following customers are representative of its customer base, in terms of their industries and types of applications. Each has licensed at least $30,000 of libraries from the Company and has a current maintenance agreement with the Company.

TELECOMMUNICATIONS            AEROSPACE AND DEFENSE          TRANSPORTATION

Alcatel                       British Aerospace              Aviaco
Ascom Ericsson                Ceselsa                        Airports of Paris
AT&T                          Dassault Aviation              Air France
BBC World Service             Data Sciences                  British Airways
Cisco Systems                 Defense Ministry, Singapore    Civil Aviation Authority of
Ericsson                      DGA                            Singapore
Evolving Systems              Defense Research Agency        Federal Aviation Administration
France Telecom                EDS Defence                    Federal Express
Fujitsu Telecommunications    European Space Agency          French Aviation Authorities
Hewlett-Packard               French Navy                    Hactal (Hong Kong)
Matra Communication           Gist Industries                Hong Kong Kai Tak Airport
Motorola                      Lockheed Martin                GEC Alsthom
MCI                           Logica                         MTRC
Next Level Communications     Royal Air Force                Port Klang (Malaysia)
Nortel Technologies           Sagem                          Port of Singapore Authority
Nynex                         Sandia National Labs           RATP/Paris Transportation
NTT                           Sextant Avionique              System
Siemens Nixdorf               Syseca                         Sabre Decision Technologies
SITA                          Thomson-CFS TNO                SNCF/French State Railway
Teledanmark Research          TRW                            United Parcel Service
Telefonica                    Techno-Sciences
UB Networks                   Vega Group                     ENERGY AND PUBLIC UTILITIES
Vodafone Group
                              FINANCE                        Aguas de Reus
MANUFACTURING                                                CEA
                              Bear, Stearns                  Cogema
British Steel                 Central Bank of Russia         Electra de Viesgo
Cheasapeake                   Commerz Financial Products     Electricite de France
CSIRO Manufacturing Tech.     Cursitor Management            Framatome
Mannesman                     Societe Generale               Gaz de France
Michelin                                                     Joint Research Center Ispra
Odense Steel Shipyard                                        Long Island Lighting Company
Optichrome                                                   Petrosystems
Peugeot                                                      Technicatome
Tencor Instruments                                           Union Fenosa
Uncle Ben's                                                  Westinghouse
Whirlpool


        In any given quarter, a relatively small number of customers may constitute a significant percentage of the Company's total revenue. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

        The customers listed above, and others, have licensed ILOG libraries for development of a wide range of applications, including but not limited to the following:

TELECOMMUNICATIONS                      AEROSPACE AND DEFENSE                   TRANSPORTATION

Network and Systems Management          Command, Control, Communications        Resource Optimization
 - Accounting management                and Intelligence (C3I) systems            - Airport counter, gate and belt
 - Configuration management               - Data fusion                           allocation
 - Fault management                       - Geographic information systems        - Command and control
 - Performance management                 - Image processing                      - Crew allocation
 - Security management                    - Logistics mapping                     - Distribution planning
                                                                                  - Equipment scheduling
Service Management                      Process Monitoring                        - Fleet management
  - Dynamic tariff policy management      - Data flow monitoring                  - Geographic information systems
  - On-demand service provisioning        - Radar visualization                   - Maintenance planning and
                                          - Test bench monitoring                 scheduling
Network Planning                                                                  - Timetabling
  - Ground and space equipment          Simulation                                - Traffic monitoring
  scheduling                              - Capability analysis                   - Traffic planning
  - Network modeling                      - Flight simulators                     - Vehicle tracking systems
                                          - Scenario analysis                     - Warehouse management
Enterprise Resource Planning
  - Maintenance scheduling              Resource Allocation and Optimization
  - Manpower planning                     - Frequency and bandwidth
                                          allocation
                                          - Mission planning
                                          - On-board resource scheduling
                                          - Payload optimization
                                          - Supply chain logistics

MANUFACTURING                           FINANCE                               ENERGY AND PUBLIC UTILITIES

Supervision and Data Visualization      Trading Systems                       Supervision, Command and Control
 - Equipment performance analysis         - Financial data visualization        - Electrical network monitoring
 - Geographic information systems         - Portfolio management                - Electrical powerplant monitoring
 - Process monitoring and control         - Portfolio optimization              - Procedures monitoring
 - Quality analysis                       - Risk analysis                       - Water and gas network
                                          - Transaction management              monitoring
Resource Optimization
 - Equipment configuration and          Commercial Banking                    Analysis and Tests
 diagnostics                              - Balance sheet analysis              - Measuring systems
 - Logistics and distribution             - Credit allocation management        - Seismic data analysis
 planning                                 - Home banking applications           - Simulation tools
 - Maintenance planning and               - Project management
 scheduling                               - Staff scheduling                  Enterprise Resource Planning
 - Manpower planning and crew             - Workflow management                 - Equipment configuration
 scheduling                                                                     - Maintenance planning and
 - Production line scheduling                                                   scheduling
 - Production planning                                                          - Network planning
 - Supply chain logistics                                                       - Nuclear plant decommissioning
 - Warehouse management                                                         - Staff planning

                                                                              Customer Services
                                                                                - Claim resolution
                                                                                - Price negotiation

        The following examples illustrate how selected organizations are currently using ILOG's technology:

        Telecommunications. France Telecom uses an application based on ILOG Views to provide real-time intelligent monitoring of its telecommunications network. This application was developed by an independent software integrator and implemented as an add-on to France Telecom's existing centralized management system, demonstrating the modularity and flexibility of ILOG C++ libraries. The France Telecom network comprises over 650,000 circuit miles of fiber-optic cable linking digital switches. The complexity of such a telecommunications network and its switching equipment requires a sophisticated centralized management center through which operators are able to react immediately to any alarms. It is essential that superfluous data be filtered out so that only critical information is analyzed for problems and faults. The graphical user interface developed with ILOG Views is of paramount importance to this network management application. It ensures instant communication of faults and alarms to the operators and fast, intuitive network supervision. The application also provides new on-line control and decision-support facilities for the centralized management center. Thus equipped operators have the tools necessary to minimize the impact of any network problem and either reroute traffic through existing lines or open new connections. The independent software integrator achieved these benefits by extending the ILOG Views graphing facility to create a specialized editor to define and visualize new types of network fault patterns. The use of ILOG View's reduced by a third the original estimated development cost.

        Transportation. The Civil Aviation Authority of Singapore uses an application developed with ILOG Views and ILOG Solver to optimize the efficiency of its airport operations, thus enabling higher traffic volume and better customer service within the limitations of the existing facility. For an airport to function well, planes must be moved to and from their gates efficiently, and passengers must have easy access to departure and arrival terminals, luggage belts and connecting flights. The location of aircraft on the ground must also be carefully allocated because airport operators may want to spread passenger loads while airlines would rather keep their fleet together to simplify connections. The application based on ILOG Solver operates in real time, reallocating gates and luggage belts as it receives updated flight information and taking physical constraints, user preferences and pre-configurable criteria into account to determine the best possible solution. When a solution that satisfies every constraint cannot be found, the application finds one that meets the most important constraints for as many flights as possible. Using ILOG Solver, the allocation of an average day's 400 flights takes only six minutes. ILOG Views' graphical layout of the airport with zoom capability gives users total visibility over gates and luggage belts in real time, or at future times. Color codes and symbols clearly mark allocation conflicts that might not have been easy to visualize on a less graphically sophisticated display. The application tries to minimize disruptions to airport operations caused by last-minute changes that inconvenience passengers and airport staff. Reallocating gates to handle contingencies takes less than 30 seconds including recalculating the solution, updating the database and displaying the results in an ILOG Views Gantt diagram. Using ILOG library technology, the Civil Aviation Authority of Singapore saved months of development time and yielded better results than internal solutions.

        Manufacturing. Whirlpool Corporation has built an application based on ILOG Solver to achieve a fundamental transition from "push" to "pull" manufacturing. Under the previous "push" system, Whirlpool operated its plants at full capacity and pushed the resulting inventory into the distribution channel, with periodic oversupply resulting in discounting pressures. The push system had the additional drawback of imposing weeks-long delays on any nonstandard customer order. Whirlpool found the push model inappropriate for supplying U.S. mass-marketers such as Circuit City and Sears. The new "pull" system predicates manufacturing on actual customer demand, therefore requiring both timely relay of orders to the plant and a highly optimized production scheduling process to fill those orders. To achieve this transition, Whirlpool had to reduce its order response time from four weeks to five days. Using ILOG Solver, the application optimizes production planning based on pull manufacturing constraints. Inventory at dealer showrooms is automatically replenished when depleted by customer orders. Production costs, work-in-progress and finished goods inventories are all significantly reduced, while responsiveness to customer demand is much improved. The system is currently supporting eight of Whirlpool's manufacturing plants, where it more accurately prioritizes production, creates achievable production schedules, keeps factory utilization high and monitors unsatisfied requirements resulting from production constraints.

SALES AND MARKETING

        ILOG markets and sells its products worldwide principally through its direct sales force and, to a lesser extent, through independent software vendors ("ISVs") and original equipment manufacturers ("OEMs") that embed ILOG technologies into their own products for resale, as well as through systems integrators, value added resellers ("VARs") and distributors.

        Direct Sales. The Company has direct sales offices in France, California and Singapore and additional field sales offices in the U.S., the U.K., Germany and Spain. The sales organization includes field sales representatives, who bear primary responsibility for customer relationships; field sales engineers, who answer technical questions, perform demonstrations and develop prototypes or proof-of-concept projects for customers; and inside sales representatives, who support the field sales organization and handle smaller orders directly.

        Due in part to the strategic nature of ILOG products and their associated application development efforts, potential customers typically conduct extensive evaluations of the available technologies before making product acquisition decisions. Common objectives of such evaluations are to determine whether a packaged application (as opposed to a component-based development effort) exists that sufficiently meets the customer's requirements, and to assess the degree of leverage provided by purchasing ILOG products versus rewriting their salient features. Consequently, ILOG's sales cycle is generally three to six months or more and varies substantially from customer to customer.

        A prospective customer typically has a specific strategic need for one or more specialized software applications to help it gain a competitive advantage in its market, as well as adequate technical expertise and resources in-house to support a software development effort to meet that need. During the evaluation period, meetings involving ILOG's field sales and technical staff are typically conducted at the customer's site and at ILOG's offices. Upon completion of the evaluation, the customer may purchase one or more development licenses for ILOG products, as well as associated training courses, consulting services and product maintenance. A customer typically does not purchase any run time licenses until the successful completion of the application development process, which typically takes at least six months from the initial order. There is no advance guarantee that any particular customer's application development process will be successful and will ever yield deployment license revenues to ILOG.

        Indirect Sales. An important part of ILOG's sales strategy is the cultivation of indirect sales channels. Of the approximately 1500 total ILOG customers, more than 80 are ISVs or OEMs that develop and resell software based on ILOG technologies. The Company also sells through systems integrators and VARs, and distributors in Europe, Asia and South America. Substantially all of the Company's indirect sales channels add significant value to the product in the form of application development, integration with other software and/or hardware products, consulting and/or training.

        Marketing. ILOG conducts worldwide marketing communications programs intended to position and promote its products and services. Specific promotional tactics vary according to regional opportunities and best practice, but in general include direct mail, advertising in technical journals, exhibition and speaker placement at industry trade shows, press and industry analyst relations, and horizontal (by technology) and vertical (by industry) educational seminars. The Company also maintains Web sites that contain extensive product and Company promotional materials as well as localized content by region.

        ILOG's software is typically shipped to customers promptly upon receipt of an order and the execution of a license agreement. Consequently, ILOG seldom experiences a material backlog of unfulfilled orders, and does not consider backlog to be a meaningful indicator of future performance. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

RESEARCH AND DEVELOPMENT

        The Company has committed, and expects to continue to commit in the future, substantial resources to research and development. Research and development efforts are focused on enhancing the performance, features and scalability of its current libraries, porting them to different platforms and additional programming languages and expanding the number of libraries to address common software development needs. Current libraries under development include a new version of ILOG Rules for Java and ILOG Dispatcher, a vertical add-on to ILOG Solver for the transportation industry. There can be no assurance however, that any of these products under development will ever be successfully completed. During 1995, 1996 and 1997, net research and development expenses were $2.9 million, $4.4 million and $4.6 million, respectively. Gross research and development expenses before offsets to funding provided by the European Union and agencies of the French government were $5.2 million, $7.0 million and $5.0 million in 1995, 1996 and 1997, respectively. See "Risk Factors -- Risk of Loss of Government Research and Development Funding" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

        Since its inception, the Company has maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, who tend to focus on tight low-level code. This ILOG culture has arisen from nine years of day-to-day development, algorithmic optimization and object oriented design. The Company's engineers work with customers to ensure that the customer's problem is solved efficiently. The Company's engineers also interact closely with the scientific and academic communities, which the Company believes is the best way to obtain and maintain high performance algorithms.

        The Company's future success will depend in large part on its ability to improve its current technologies and to acquire, develop and market new products and product enhancements that address these changing market requirements on a timely basis. There can be no assurance that the Company will be successful in acquiring, developing and marketing new products or product enhancements, that the Company will not experience difficulties that delay or prevent the successful acquisition, development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market requirements and achieve market acceptance. As is customary in the software industry, the Company has in the past experienced delays in the introduction of new products and features, and may experience such delays in the future. If the Company is unable, for technological or other reasons, to integrate acquired products, develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition would be materially adversely affected. See "Risk Factors -- Rapid Technological Change and Introduction of New Products and Product Enhancements."

COMPETITION

        The Company believes that the primary competitive factors in its markets are product performance and features, sales and distribution capabilities and total cost. The Company's present direct competitors include a number of private and public companies such as Dynatech Corporation, IBM, Neuron Data, Inc., Rogue Wave Software, Inc., SL Corporation, Template Software, Inc. and Visix Software Inc. The Company also competes with companies that provide packaged software with respect to specific applications. In addition, virtually all of the Company's customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing the Company's current or proposed libraries. This would eliminate their need for the Company's services and libraries and limit future opportunities for the Company. The Company therefore is required to persuade development personnel within these customers' organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products. The Company expects to face additional competition from other established and emerging companies if the market for its libraries continues to develop and expand. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by the Company's products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain prices for its products at levels that will enable the Company to market its products profitably. Any decrease in prices, as a result of competition or otherwise, could have a material adverse effect on the Company's business, operating results and financial condition.

        Some of the Company's current, and many of the Company's potential, competitors have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings and a larger installed base of customers than the Company. In addition, the Company's current and potential competitors may have well-established relationships with current and potential customers of the Company. As a result, such competitors may be able to devote greater resources to the development, promotion and sale of their products, may have more direct access to corporate decision-makers based on previous relationships and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on its business, operating results and financial condition.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

        The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses its software pursuant to signed license agreements and, to a lesser extent, "shrink-wrap" licenses displayed in product packaging, which impose certain restrictions on the licensee's ability to use the software. In addition, the Company seeks to avoid disclosure of its trade secrets, including requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company and restricting access to the Company's source codes. The Company seeks to protect its software, documentation and other written materials under the laws relating to trade secrets and copyright, which afford only limited protection. The Company has no patents or pending patent applications.

        Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products, obtain or use information that the Company regards as proprietary or use or make copies of the Company's products. Policing unauthorized use of the Company's products is difficult. In addition, the laws of many jurisdictions do not protect the Company's proprietary rights to as great an extent as do the laws of France and the U.S. In particular, "shrink-wrap" licenses may be wholly or partially unenforceable under the laws of certain jurisdictions, and copyright and trade secret protection for software may be unavailable in certain countries. Under French intellectual property laws, rights over software are not patentable but are protected under copyright law and infringements by third parties can be enjoined. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

        There can be no assurance that the Company will not receive communications in the future from third parties asserting that the Company's products infringe, or may infringe, on their proprietary rights. There can be no assurance that licenses to disputed third-party technology would be available on reasonable commercial terms, if at all. In addition, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation to determine the validity of any claims could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks, whether or not such litigation were determined in favor of the Company. In the event of an adverse ruling in any such litigation, the Company might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business, operating results and financial condition would be materially adversely affected. As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software developers may become increasingly subject to infringement claims.

Any such claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, could be time consuming and expensive to defend or prosecute and to resolve.

EMPLOYEES

        As of August 31, 1997, the Company had 299 full-time employees, including 58 in research and development, 203 in sales and marketing, consulting and customer support and 38 in finance and administration. As of August 31, 1997, 187 of the Company's employees were located in Europe, 80 were located in North America and 32 were located in Asia.

        The Company has never experienced a work stoppage and believes that its relationships with its employees are good. The future success of the Company depends in large part on its ability to attract and retain highly skilled technical, sales and managerial personnel. Competition for such personnel in the software industry is intense, particularly with respect to technical personnel with expertise in object oriented technology, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

        Management is required under the French Labor Code to hold monthly meetings with a delegation of elected employee representatives to discuss, in particular, employment matters and the economic condition of the Company and to provide appropriate information and documents relating thereto. As required under the French Labor Code, two representatives of the employees are entitled to attend meetings of the Board of Directors of the Company, but do not have any voting rights.


ITEM 2. DESCRIPTION OF PROPERTY

        The Company's corporate headquarters are located in Gentilly, France, a suburb of Paris, in premises consisting of approximately 36,000 square feet under a lease expiring in 2004. The Company maintains a research and development facility in Sophia-Antipolis, in the south of France, in premises consisting of approximately 2,300 square feet under a lease expiring in 2005. The Company has its U.S. headquarters in Mountain View, California in premises consisting of approximately 14,000 square feet under a lease expiring in 1999. The Company maintains a research and development facility in Incline Village, Nevada, in premises consisting of approximately 3,100 square feet under a lease expiring in September 1997, the renewal of which is currently being negotiated and a sales office in Cambridge, Massachusetts. The Company has its Asian headquarters in Singapore in premises consisting of approximately 6,500 square feet under a number of leases expiring through 1999. In addition, the Company maintains sales and customer support offices in Bracknell, outside of London, England; in Eschborn, outside of Frankfurt, Germany; in Madrid, Spain; and Tokyo, Japan.


ITEM 3. LEGAL PROCEEDINGS

        The Company is a party to legal proceedings from time to time. There is no such proceeding currently pending which the Company believes is likely to have a material adverse effect upon the Company's business. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which may arise in the future will not have a material adverse effect on the Company's business.

ITEM 4. CONTROL OF REGISTRANT

        To the Company's knowledge, it is not owned or controlled by another corporation or by any foreign government.

        The table below sets forth certain information with respect to the beneficial ownership of shares of the Company as of August 31, 1997 by any person known to the Company to be the owner of more than ten percent of the
Shares:


                                                         SHARES
                                                       BENEFICIALLY      PERCENTAGE
       NAME AND ADDRESS OF BENEFICIAL OWNER              OWNED(1)          OWNED
       ------------------------------------             ---------          -----
INRIA..............................................     2,212,250          17.30%
   BP 105, 78153 Le Chesnay Cedex,
   France
Oak Investment Partners (2)........................     1,379,107          10.79%
   525 University Avenue, Suite 1300
   Palo Alto, CA  94301
All directors and executive officers
   as a group ((13) persons) (3)...................     6,073,633          47.01%

-----------------------------

(1) Number of Shares and percent ownership is based on: (i) 12,786,730 Shares outstanding as of August 31, 1997. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of August 31, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(2) Represents 24,261 Shares and 1,354,846 Shares held of record by Oak VI Affiliates Fund, L.P. and Oak Investment Partners VI, L.P. respectively. Oak VI Affiliates Fund is an affiliate of Oak Investment Partners, a venture capital firm. Fredric Harman, a director of the Company, is a general partner of Oak Investment Partners. No general partner of Oak Investment Partners is deemed to have voting and investment power with respect to such Shares.

(3) Includes 133,577 shares issuable upon exercise of options to purchase shares granted to executive officers and directors of the Company which are exercisable within 60 days of August 31, 1997.


ITEM 5. NATURE OF TRADING MARKET

        The ADSs are quoted on the Nasdaq National Market under the symbol "ILOGY". Neither the ADSs nor the Shares are listed or quoted on any other quotation system or securities exchange. The following table sets forth the range of quarterly high and low closing sale prices of the ADSs (each ADS representing one Share) on the Nasdaq National Market for each full quarterly period within the last fiscal year.


                                                     HIGH            LOW
                                                   -------         ------
1997:
  Third Quarter                                    $12 1/4         $7 1/4
  Fourth Quarter                                   $ 6 1/4         $2 1/2

        On August 31, 1997, the last sale price for the ADSs as reported on the Nasdaq National Market was $8 1/2per ADS.

        The Depositary in respect of the ADSs is Morgan Guaranty Trust Company of New York. Each ADS registered on the books of the Depositary corresponds to one Share. As of August 31, 1997 there were 10 record holders of American Depositary Receipts evidencing 4,733,074 ADSs. As of August 31, 1997 there were 141 holders of record of the Company's 12,786,730 Shares.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

        EXCHANGE CONTROLS

        The payment of any dividends to foreign shareholders must be effected through an authorized intermediary bank. All registered banks and credit establishments in The Republic of France are authorized intermediaries.

        Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by ILOG to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary bank.

        OWNERSHIP OF SHARES BY NON-EUROPEAN UNION PERSONS

        Pursuant to a Decree dated February 14, 1996, the acquisition of a controlling interest in ILOG by any Non- European Union ("EU") resident is generally no longer subject to an autorisation prealable or prior authorization of the French Ministry of the Economy, Finance and the Budget. Under the new regulations, the acquisition of a controlling interest in ILOG by either an EU or non-EU person or group of persons is subject to a simple declaration containing the details of the acquisition. The declaration must be filed at the time the investment is made. Direct and indirect ownership of 20% or more of a quoted company is generally regarded as a controlling interest, but a lower interest may be held to be a controlling interest in certain circumstances (such as an option to purchase additional shares).

        Under French law, there is no limitation on the right of non-resident or foreign shareholders to vote securities of a French company.


ITEM 7. TAXATION

        The following is a general summary of certain material French tax and United States federal income tax consequences to certain holders of ADSs that are U.S. citizens and residents, U.S. corporations, and certain other entities and organizations potentially affected by U.S. Federal income taxation (collectively, "US. Holders"). This summary does not purport to address all of the material consequences to these U.S. Holders or to any other holders. This summary also does not take into account the specific circumstances of any particular U.S. Holder although such circumstances might materially affect the general tax treatment of such U.S. Holder. Therefore, all prospective purchasers of ADSs are advised to consult their own tax advisor with respect to the United States federal, state and local tax consequences, French tax consequences, or foreign tax consequences of the ownership of ADSs and the Shares corresponding thereto.

        The statements of French and United States tax laws set out below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In addition, such statements are based on the laws in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any changes in United States or French law, or in the double taxation conventions between the United States and France, occurring after such date.

        The Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the "Treaty") was ratified on December 30, 1995. Its provisions concerning withholding taxes on dividends are applicable to amounts paid on or after February 1, 1996. Its provisions for the partial refund of the avoir fiscal (a 50% tax credit attached to French-source dividends) to tax-exempt entities are retroactive and are effective for dividends paid on or after January 1, 1991. With respect to any other taxes on income or with respect to the French wealth tax, the provisions of the Treaty are effective January 1, 1996. Investors having questions regarding the treatment of any item under the double taxation convention in force between the United States of America and the French Republic prior to the Treaty should consult with their tax advisors.

        In order to be entitled to benefits conferred by the Treaty, a U.S. holder must be a "resident" of the United States (hereafter referred to as a "U.S. Resident Holder") within the meaning of the Treaty. Included in the category of "U.S. Resident Holders" would generally be: (i) citizens or residents of the United States; (ii) corporations organized under the laws of the United States, or of any State thereof; (iii) certain pension trusts and other retirement or employee benefits organizations established in the United States by a "resident" thereof but generally exempt from U.S. tax; (iv) certain not-for-profit organizations established in the U.S. but generally exempt from U.S. tax; (v) U.S. regulated investment companies, U.S. real estate investment trusts, and U.S. real estate mortgage conduits; and (vi) partnerships or similar pass-through entities, estates, and trusts to the extent the income of such partnerships, similar entities, estates, or trusts is subject to tax in the United States as income of a resident in its hands or the hands of its partners, beneficiaries, or grantors. In addition, in order to be entitled to benefits conferred by the Treaty, a U.S. Resident Holder must also qualify for such benefits under the limitation on benefits provisions of Article 30 of the Treaty. The discussion below is based on the assumption that a U.S. Resident Holder would so qualify but each U.S. Holder should consult with their own advisor to ensure that this is the case.

        For most purposes of the Treaty and the United States Internal Revenue Code of 1986, as amended (the "IRC") as in effect as of the date of this Annual Report on Form 20-F, U.S. Holders of ADSs will be treated as the owners of the Shares corresponding to such ADSs. Accordingly, the French and United States federal tax consequences discussed below will generally be applicable to U.S. Holders of Shares.

TAXATION OF DIVIDENDS

        Under French law, dividends paid to non-residents of France are subject to French withholding tax at a rate of 25%. A resident of France is entitled to an avoir fiscal, or a tax credit, in respect of a dividend received from a French corporation, such as ILOG, equal to 50% of the amount of the dividend. The avoir fiscal is allowed to shareholders who are not residents of France only pursuant to a treaty or similar agreement between France and such non-resident's country of residence.

        Assuming dividends paid to a U.S. Resident Holder are not attributable to a permanent establishment or fixed base maintained by such holder in France, under the Treaty, the rate of French withholding tax on such dividends is generally reduced to 15%. The rate of French withholding tax may be further reduced to 5% if the U.S. Resident Holder is a company that owns directly or indirectly at least 10% of the capital of ILOG.

        The French tax authorities established an instruction on June 7, 1994 (the "Instruction") providing that dividends paid to a U.S. Resident Holder which is entitled to either a fall or partial refund of avoir fiscal as described below will no longer be subject to the French withholding tax of 25% (with this tax reduced at a later date to 15% subject to filing formalities), but will be immediately subject to the reduced rate of 15% provided that such U.S. Resident Holder establishes before the date of payment that he is a "resident" of the United States under the Treaty.

        In addition, assuming again that dividends are not attributable to a permanent establishment or fixed base maintained in France, certain U.S. Resident Holders described below are also entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, with respect to such dividends. These U.S. Resident Holders are: (i) individuals or other non-corporate persons; (ii) United States corporations, other than regulated investment companies, that do not directly or indirectly own 10% or more of the capital of ILOG; and (iii) regulated investment companies that do not directly or indirectly own 10% or more of the capital of ILOG but only if less than 20% of their shares are beneficially owned by persons who are not citizens or residents of the United States. It is important to note that a U.S. Resident Holder described immediately above may receive a payment of the avoir fiscal only if such holder is subject to United States federal income tax on the payment of the avoir fiscal and the related dividend. Nevertheless, a partnership or trust may also qualify but only to the extent that the partners, beneficiaries, or grantors would qualify under (i) or (ii) immediately above (and are subject to United States federal income tax on the payment of the avoir fiscal and the related dividend). In addition, in order to receive payment of the avoir fiscal, the U.S. Resident Holder may be required to demonstrate to the French authorities that he is the beneficial owner of the dividend and that his shareholding does not have as its principal purpose, or one of its principal purposes, to allow another person to obtain the refund of avoir fiscal.

        Under the Treaty, any payment of the avoir fiscal (whether full or partial) is subject to a 15% withholding tax. Thus, for example, provided that the requirements of the Instruction are satisfied, if ILOG pays a dividend of 100 to a U.S. Resident Holder (who is not a tax- exempt entity) entitled to a refund of avoir fiscal, such holder will initially receive 85 and will be entitled to an additional payment of 42.5 (resulting in an aggregate payment of 127.5) consisting of the avoir fiscal of 50, less a 15% withholding tax on that amount equal to 7.50. As noted below, the payment of the avoir fiscal less a 15% withholding tax on that amount will not be received until, at the earliest, January 15th following the close of the calendar year in which the dividend was paid.

        The Treaty provides that certain tax-exempt U.S. pension trusts and other organizations established and maintained to provide retirement or employee benefits and certain tax-exempt not-for-profit organizations (as well as certain individuals with respect to dividends beneficially owned by such individuals and derived from an investment retirement account and the United States, its political subdivisions or local authorities, and any agencies or instrumentalities thereof, from the investment of retirement assets) which are U.S. Resident Holders are entitled to receive a payment equal to 30/85 of the avoir fiscal, less a 15% withholding tax, provided that these entities own, directly or indirectly, less than 10% of the capital of ILOG. The net effect of the partial refund of the avoir fiscal is to offset the economic effect of the 15% French withholding tax imposed on the gross amount of the dividend.

        Under the Instruction, in order to benefit from the reduced withholding tax rate of 15% immediately upon payment of a dividend and to receive, where applicable, the payment of the avoir fiscal less the 15% withholding tax on that amount, a U.S. Resident Holder must complete and file a French Treasury form RF IA EU-No. 5052, entitled "Application for Refund", before the date of payment of the dividends. The form, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and may also be available from the United States Internal Revenue Service (the "Service"). However, should a U.S. Resident Holder not be able to complete and file the French Treasury form RF IA EU-No. 5052 on the date of payment of the dividends at the latest, such U.S. Resident Holder could benefit from the favorable treatment provided by the Treaty if he or she completes and files a simplified application form before the date of payment of the dividends. A model of such simplified application form is provided by the Instruction. The Depositary will arrange for the filing with the French fiscal authorities of all forms completed by U.S. Holders registered with the Depositary and returned to the Depositary in time to be filed with the French fiscal authorities prior to the payment of the dividend. The payment of the avoir fiscal (net of withholding tax) is not made before the close of the calendar year in which the related dividend is paid.

        In addition, U.S. pension funds must, inter alia, provide the Centre des Impots des Non-Residents with a tax certificate from the Service indicating that such pension funds have been established and are operated in accordance with Sections 401(a), 403(b) or 457 of the IRC. A mutual fund or other investment company must provide a certification by the Service of such Company's status as a regulated investment company under Section 851 of the IRC.

        Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a precompte or prepayment by such companies equal to one-half of the net amount distributed. If a U.S. Resident Holder is not entitled to the avoir fiscal payment described above (or is entitled to only a partial payment of the avoir fiscal), such a holder generally may obtain from the French tax authorities a refund precompte (or a partial refund of precompte in the case of a partial payment of the avoir fiscal), if any, paid in respect of the dividends less French withholding tax on the amount thereof for United States federal income tax purposes, the gross amount of any distribution as well as the gross amount of any avoir fiscal (or precompte) paid to a U.S. Resident Holder (before reduction for French withholding taxes) will generally be treated as a dividend to the extent paid or deemed paid out of the current or accumulated earnings and profits of ILOG (as determined for United States tax purposes) and will be included in gross income of the U.S. Holder as ordinary income in the year actually or constructively received. A dividends received deduction will generally not be allowed with respect to dividends paid by the Company. For purposes of determining the amount included in gross income, any French franc distribution or avoir fiscal payment (or precompte refund) will be converted to U.S. dollars at the spot exchange rate on the date so included. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is included in income to the date such dividend payment is actually converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States.

        French withholding tax imposed on dividends paid by ILOG and imposed on related payments of avoir fiscal (or precompte) may, subject to certain generally applicable conditions and limitations, be taken as a deduction or as a foreign tax credit against such U.S. Holder's United States federal income tax liability. Dividends and related payments of avoir fiscal (or precompte) will, in most cases, be considered "passive income" from sources outside of the United States for purposes of these U.S. foreign tax credit provisions.

        The passive foreign investment company ("PFIC") rules discussed below may affect the U.S. tax treatment of distributions from ILOG.

        TAXATION OF CAPITAL GAINS

        In general, a U.S. Resident Holder will not be subject to French tax on any capital gain derived from the sale or exchange of ADSs, except where such gain is attributable to a permanent establishment or fixed base maintained by the U.S. Resident Holder in France.

        For U.S. tax purposes, U.S. Holders will generally recognize gain or loss upon the sale or exchange of ADSs equal to the difference between the amount realized from the sale or exchange of the ADSs and the U.S. Holder's basis in such ADSs. In general, such gain will be capital gain from sources within the United States and, furthermore, will be long-term capital gain if the U.S. Holder has held the ADSs for more than 12 months at the time of disposition. On August 5, 1997, legislation was enacted which, among other things, reduces to 20% the maximum rate of tax on long-term capital gains on most capital assets held by an individual for more than 18 months, and under which gain on most capital assets held by an individual for more than one year and up to 18 months is subject to tax at a maximum rate of 28%.

        However, application of the PFIC rules discussed below may affect the U.S. tax treatment of gain derived by a U.S. Holder from the disposition of ADSs.

        FRENCH TRANSFER TAXES

        Transfers of Shares will not be subject to French registration or transfer taxes, unless the transfer is effected by means of a written agreement that is executed, registered, or enforced within France.

        FRENCH ESTATE AND GIFT TAXES

        Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts, a transfer of ADSs by gift or by reason of the death of a U.S. Holder that is an individual that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax unless the donor or the transferor is domiciled in France at the time of making the gift, or of his or her death, or the ADSs were used in, or held for use in, the conduct of a business through a permanent establishment in France.

        FRENCH WEALTH TAX

        Under the Treaty, the French wealth tax applicable to individuals does not apply to U.S. Holders owning alone or with related persons, directly or indirectly, ADSs giving the right to less than 25% of ILOG's share capital.

        PASSIVE FOREIGN INVESTMENT COMPANY PROVISIONS

        ILOG believes that its ADSs should not be treated as stock of a passive foreign investment company (a "PFIC") for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus is subject to change.

        In particular, because all or a portion of the proceeds of an offering of ADSs or Shares might be considered to generate "passive" income or be considered to be "passive" assets as determined for PFIC purposes, ILOG might be a PFIC in the taxable year in which any offering is consummated or in a subsequent taxable year.

        ILOG will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds ADSs, either (i) at least 75% of the gross income of ILOG for the taxable year is passive income; or (ii) at least 50% of the average fair market value (assuming ILOG is not a "controlled foreign corporation"as defined under U.S. law) of ILOG's assets consists of assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. For the purpose of the PFIC tests, ILOG will be treated as owning directly its percentage share (presently 100%) of the assets of its subsidiaries and of receiving directly its percentage share of each of those subsidiaries' income, if any, so long as ILOG owns, directly or indirectly, at least 25% by value of the particular subsidiary's stock.

        If ILOG is treated as a PFIC, unless a U.S. Holder makes a "QEF election", as described below, any gain realized on the disposition of ADSs as well as any distributions with respect to such ADSs which constitutes an "excess distribution" (defined as the excess of the amount received with respect to ADSs in any taxable year over 125 percent of the average received during the shorter of the three prior years or the prior years during which the U.S. Holder held the ADSs) will be taxed in the following manner. First, the gain or excess distribution will be allocated ratably over the period during which the U.S. Holder held the ADSs. Second, the gain or excess distribution so allocated to the current year or to any prior year during which ILOG was a PFIC will be included in the current year as ordinary income (rather than, for example, as capital gain). Third, gain or excess distribution allocated to any prior year during which ILOG was a PFIC will be subject to tax at the highest rate of tax applicable to the U.S. Holder during such prior year. Fourth, interest will be charged as if the tax computed with respect to gain or excess distribution allocated to such prior years had been due in such prior years but had not been paid.

        The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder elects to have ILOG treated as a "qualified electing fund" (a "QEF election") and if ILOG complies with certain reporting requirements. Once such an election is made by a U.S. Holder, it can be revoked only with the consent of the Service.

        A U.S. Holder that makes a QEF election must include in income each year its pro rata share of ILOG's ordinary income and net capital gain (at ordinary income and capital gains rates, respectively) for its taxable year in which the taxable year of ILOG ends - regardless of whether or not such ordinary earnings and net capital gain are actually distributed to such U.S. Holder. The U.S. Holder's basis in ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in ADSs and will not be taxed again as a distribution to the U.S. Holder.

        Special rules apply with respect to the calculation of the amount of the foreign tax credits available with respect to excess distributions by a PFIC or inclusions under a QEF election.

        A U.S. Holder who owns Shares or ADSs during any year that ILOG is a PFIC must file Internal Revenue Service Form 8621.

FOREIGN CURRENCY ISSUES

        If dividends are paid in French francs, the amount of the dividend distribution to be included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in French francs, determined at a spot French franc/U.S. dollar rate applicable to the date such dividend is to be included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.


ITEM 8. SELECTED FINANCIAL DATA

        The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," the Consolidated Financial Statements and related Notes thereto and other financial information appearing elsewhere in this Annual Report on Form 20-F. The selected statement of operations data set forth below for each of the years ended June 30, 1995, 1996 and 1997 and the balance sheet data at June 30, 1996 and 1997 have been derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, independent auditors, and included herein. The selected statement of operations data for the years ended June 30, 1993 and 1994 and balance sheet data at June 30, 1993, 1994 and 1995 are derived from audited financial statements not included herein.


                                                           YEAR ENDED JUNE 30,
                                      ---------------------------------------------------------------
                                       1993          1994          1995          1996          1997
                                      -------      --------      --------      --------      --------
                                                   (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues:
   License fees .................     $ 4,351      $  8,035      $ 12,233      $ 18,848      $ 22,553
   Services .....................       3,881         4,271         5,523         7,166        10,772
                                      -------      --------      --------      --------      --------
Total revenues ..................       8,232        12,306        17,756        26,014        33,325
Cost of revenues:
   License fees .................         281           282           677         1,050           801
   Services .....................       2,037         1,725         3,615         4,458         5,962
                                      -------      --------      --------      --------      --------
     Total cost of revenues .....       2,318         2,007         4,292         5,508         6,763
                                      -------      --------      --------      --------      --------
Gross profit ....................       5,914        10,299        13,464        20,506        26,562
                                      -------      --------      --------      --------      --------
Operating expenses:
   Marketing and selling ........       4,101         4,467         7,726        17,227        21,451
   Research and development .....       3,521         4,073         2,926         4,437         4,566
   General and administrative ...       1,692         1,496         2,842         3,554         4,292
                                      -------      --------      --------      --------      --------
     Total operating expenses ...       9,314        10,036        13,494        25,218        30,309
                                      -------      --------      --------      --------      --------
Income (loss) from operations ...      (3,400)          263           (30)       (4,712)       (3,747)
Net interest income (expense)
   and other ....................         (70)         (257)         (352)         (259)        1,124
                                      -------      --------      --------      --------      --------
Net income (loss) ...............     $(3,470)     $      6      $   (382)     $ (4,971)     $ (2,623)
                                      -------      --------      --------      --------      --------
Net income (loss) per share .....     $ (0.61)     $   0.00      $  (0.06)     $  (0.73)     $  (0.31)
                                      -------      --------      --------      --------      --------
Shares and share equivalents used
   in per share calculations(1)..       5,679         5,919         6,454         6,855         8,376


                                                     YEAR ENDED JUNE 30,
                                     -----------------------------------------------------
                                      1993       1994       1995        1996        1997
                                     ------     ------     -------     -------     -------
BALANCE SHEET DATA:
Cash and cash equivalents ......     $1,551     $1,262     $ 5,146     $ 4,977     $26,037
Working capital .................      1,473      2,179       7,135       5,059      25,117
Total assets ....................      6,941      9,470      15,623      19,085      41,308
Convertible bonds ...............      1,229      1,279       4,533       4,272          --
Other long term obligations......      1,031      1,159       2,044       2,364       1,134
Shareholders' equity ............        343        813       2,466       1,236      27,027

        ILOG has never declared or paid any cash dividends on its Shares. ILOG currently intends to retain all future earnings to finance future growth and therefore does not anticipate paying any dividends in the foreseeable future.

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of Shares and Share equivalents used in per share calculations.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This section contains trend analysis and other forward looking statements that are subject to risks and uncertainties. These statements are based on current expectations and actual results may differ materially. The Company's actual results could differ materially from those projected in the forward looking statements discussed herein. Factors that could cause or contribute to such differences include but are not limited to, those set forth under "Risk Factors" and elsewhere in this Form 20-F.

        OVERVIEW

        ILOG develops, markets and supports advanced software class libraries for user interface, resource optimization and data services functions that are fundamental to the development of strategic business applications. In 1988, the Company began shipping software libraries developed in the LISP programming language. In 1992, the Company started to transition its products to the C++ programming language. In 1997, 98% of the Company's total revenues were derived from C++ based products. In 1993, the Company began shipping ILOG Views and ILOG Solver, which together represented more than 80% of the Company's total license fees revenues in 1997. Over the years, the Company has financed itself through a combination of venture capital investments and interest free loans from French government agencies and the European Union.

        The Company's software development efforts are based in France. In 1997, the Company's French-based revenues and operating expenses were 36% and 52%, respectively, of the Company's total revenues and operating expenses.

        The Company derives its revenues from the sale of development licenses to application developers and from run time or deployment licenses once applications are developed and deployed. Revenues from license fees represented approximately 68% of the Company's total revenues in 1997. Gross margins from license fees have exceeded 94% for each of the past three years. Services consist of consulting to facilitate the adoption of the Company's products, customer training and maintenance. Maintenance is more profitable than the other services and is increasing relative to these other services as the Company's installed base of customers becomes larger. Consulting, training and maintenance accounted for 15%, 5% and 12%, respectively, of the Company's total revenues in 1997.

        The Company's sales have historically been concentrated in Europe, particularly in France. The Company believes that the North American and Asian markets represent large growth opportunities for its products and services. Since the beginning of 1995, the Company has significantly expanded its sales effort by adding substantially to its U.S. and Asian direct sales forces, which has resulted in rapid revenue and expense growth in these regions.

        In 1996 and 1997, U.S. revenues grew by 131% and 33%, respectively, over the preceding year and Asian revenues grew by 26% and 35%, respectively, over the preceding year. The Company made major infrastructure and sales and marketing investments in the U.S. in 1997 and 1996 resulting in consolidated marketing and selling expenses increasing in 1996 and 1997 by 123% and 25%, respectively, over the preceding year.

        On August 20, 1997, the Company acquired the business of CPLEX Optimization, Inc. which develops and markets math programming optimization libraries and is based in Incline Village, Nevada. Pursuant to the acquisition agreement, the Company issued 1.7 million shares and made an initial cash payment of $15.0 million, and will pay an additional $5.0 million over the four years following the date of the acquisition with interest accruing at a rate of 6.39% per annum.

RESULTS OF OPERATIONS

        The following table sets forth certain items from the Company's consolidated statement of operations as a percentage of total revenues for the periods indicated:


                                                          YEAR ENDED JUNE 30,
                                                    --------------------------
                                                    1995       1996       1997
                                                    ----       ----       ----
Revenues:
  License fees..................................      69%        72%        68%
  Services......................................      31         28         32
                                                     ---        ---        ---
     Total revenues.............................     100        100        100
                                                     ---        ---        ---
Cost of revenues:
  License fees..................................       4          4          2
  Services......................................      20         17         18
                                                     ---        ---        ---
     Total cost of revenues.....................      24         21         20
                                                     ---        ---        ---
Gross margin....................................      76         79         80
                                                     ---        ---        ---
Operating expenses:
  Marketing and selling.........................      44         66         64
  Research and development......................      16         17         14
  General and administrative....................      16         14         13
                                                     ---        ---        ---
     Total operating expenses...................      76         97         91
                                                     ---        ---        ---
Income (loss) from operations...................       0        (18)       (11)
Net interest income (expense) and other.........      (2)        (1)         3
                                                     ---        ---        ---
Net income (loss)...............................      (2)%      (19)%       (8)%
                                                     ===        ===        ===

Revenues

        Total revenues increased from $17.8 million in 1995 to $26.0 million in 1996 and to $33.3 million in 1997, representing increases of 47% and 28%, respectively.

        The Company has significantly increased its geographical market coverage to include the U.S., Singapore, the U.K., Spain, Germany and Japan through the establishment of subsidiaries and in a number of other countries through distributors. During 1995, 1996 and 1997, revenues generated from customers outside of France totaled $8.2 million, $15.0 million and $21.3 million, respectively, representing 47%, 58% and 64% of total revenues, respectively. The growth in revenues generated from customers outside of France resulted primarily from the Company's presence in North America and Asia. During 1995, 1996 and 1997, revenues generated from customers in North America totaled $3.2 million, $7.4 million and $9.9 million, respectively. During 1995, 1996 and 1997, revenues generated from customers in Asia totaled approximately $1.9 million, $2.4 million and $3.3 million, respectively.

        In 1995, 1996 and 1997, no single customer accounted for more than 5% of total revenues. However, an order from a single customer in a particular quarter can materially affect the Company's revenues and operating results for such period. See "Risk Factors -- Fluctuations in Operating Results."

        License Fees. Revenues from license fees increased from $12.2 million in 1995 to $18.8 million in 1996, and to $22.6 million in 1997 to representing increases of 54% and 20%, respectively. These increases in license fees reflect the growing market acceptance of the Company's products and the expansion of the Company's product offerings. During this period, the Company was generally able to maintain the price levels of its products.

        Services. Revenues from services consist of consulting, training and maintenance. Consulting and training services are billed by the person day or on a fixed price basis. Maintenance services are available at an annual fee of 15% of the standard software list price. Cash related to maintenance contracts is generally received in advance while revenues are deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Revenues from services increased from $5.5 million in 1995 to $7.2 million in 1996 and to $10.8 million in 1997, representing increases of 30% and 50%, respectively. The increases in revenues from services were due primarily to the growth in the Company's installed customer base and increased demand for the Company's consulting services.

Gross Margin

        The following table sets forth the gross margin for both categories of revenues for 1995, 1996 and 1997.


                                                         YEAR ENDED JUNE 30,
                                                       ------------------------
                                                       1995      1996      1997
                                                       ----      ----      ----
Gross Margin:
  License fees.....................................     94%       94%       96%
  Services.........................................     35        38        45
     Total revenues................................     76        79        80

        License Fees. The Company's gross margin for license fees is currently affected by the pricing of its products as it relates to documentation and packaging costs. Cost of license fees, consisting primarily of documentation, packaging and freight expenses, increased from $677,000 in 1995 to $1.0 million in 1996 and decreased to $801,000 in 1997 representing 6%, 6% and 4% of revenues from license fees in 1995, 1996 and 1997, respectively. The payment of royalties to third parties is currently not a significant component of the cost of license fees; however, in the event the Company significantly increases the incorporation of third-party technology in its products, the payment of such royalties may have the effect of lowering gross margins.

        Services. The Company's gross margin for services is primarily impacted by the mix of consulting, training and maintenance revenues, where consulting and training revenues are relatively lower margin activities. The need for consulting and training services by the Company's customers to facilitate their adoption of the Company's products and the Company's ability to satisfy the demand for such services frequently has a direct impact on the Company's ability to generate license fees. Cost of services, consisting of employee-related expenses for these services, increased from $3.6 million in 1995 to $4.5 million in 1996 and to $6.0 million in 1997. The services gross margin increased from 35% to 38% and to 45% in 1995, 1996 and 1997, respectively, as a result of greater demand for the Company's consulting services.

Operating Expenses

        Marketing and Selling. Marketing and selling expenses consist primarily of salaries and other payroll related expenses such as incentive compensation, promotional marketing activities, customer pre-sales technical support and overhead costs relating to occupancy. Marketing and selling expenses increased from $7.7 million in 1995 to $17.2 million in 1996 and to $21.4 million in 1997, representing 44%, 66% and 64% of total revenues, respectively. The increase in marketing and selling expenses as a percentage of total revenues between 1995 and 1997 is attributable to the significant worldwide expansion, particularly in the U.S., of the Company's marketing and selling organization, which grew from 55 people at June 30, 1994 to 106 people at June 30, 1997. The increase in headcount resulted from the opening of a sales and marketing headquarters and a regional office in the U.S. and the opening of offices in Singapore and Germany. The Company intends to continue the expansion of its sales and marketing organization in all three of its geographic regions, to promote its products and provide local customer support capability. Accordingly, the Company anticipates that marketing and selling expenses will continue to increase in absolute terms.

        Research and Development. Research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union to reduce the cost to the Company of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken and the related expenses are incurred. The following table sets forth research and development expenses and the amounts of government funding for 1995, 1996 and 1997:

                                                                 Year Ended June 30,
                                                             ----------------------------
                                                              1995       1996       1997
                                                             -------    -------    ------
                                                                     (in thousands)
Gross research and development expenses..................      5,24$      6,98$     4,95$

Less government funding..................................     (2,321)    (2,549)     (388)
                                                             -------    -------    ------
Research and development expense, net of funding.........    $ 2,926    $ 4,437    $4,566
                                                             =======    =======    ======

        Research and development expenses increased from $2.9 million in 1995 to $4.4 million in 1996 and to $4.6 million in 1997, representing 16%, 17% and 14% of total revenues, respectively. The increase in gross research and development expenses in 1996 was due to increased outsourcing, staffing and associated support for software engineers required to expand and enhance the Company's product line and undertake government funded projects. The reduced level of funding in 1997 was due to the completion of sponsored projects. The Company has not capitalized any software development costs and all research and development costs have been expensed as incurred. See "Risk Factors -- Risk of Loss of Government Research and Development Funding" and Note 1 of Notes to Consolidated Financial Statements.

        General and Administrative. General and administrative expenses consist primarily of personnel and related overhead costs for finance and general management. General and administrative expenses increased from $2.8 million in 1995 to $3.6 million in 1996 and to $4.3 million in 1997, representing 16%, 14% and 13% of total revenues, respectively. The increase in general and administrative expenses since 1995 results primarily from increased staffing to support the Company's growth outside of France. From June 30, 1994 to June 30, 1997, the number of the Company's employees engaged in general and administrative functions increased from 26 to 39.

Net Interest Income (Expense) and Other

        Net interest income (expense) and other totaled $(352,000), $(259,000) and $1.1 million in 1995, 1996 and 1997, respectively. The increase in net interest income (expense) and other in 1996 was primarily due to a small foreign exchange gain that was partially offset by higher interest expense from greater borrowing levels and the increase in 1997 was due to a $1.1 million grant received from an agency of the French government with respect to the Company's establishment of subsidiaries outside of France.

CURRENCY FLUCTUATIONS

        The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the U.S. dollar (the financial reporting currency), namely the French franc and, to a lesser extent, the Singapore dollar. Historically, a majority of the Company's expenses have been incurred in French francs, especially research and development expenses. A significant portion of the Company's revenues is denominated in French francs, with the remainder in U.S. dollars, and, to a lesser extent, Singapore dollars and other currencies. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results.

        Under the Company's accounting policy for foreign currency translation, the results of the Company and each of its subsidiaries are measured in the currency in which that entity primarily conducts its business (the functional currency). The functional currencies of the Company and its subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation." All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at weighted average exchange rates of the year. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income (loss). The net exchange gain (loss) for 1995, 1996 and 1997 was $(179,000), $36,000 and $2,000
respectively. These amounts represent transaction gains (losses) and are included in net interest income (expense) and other. To date, the Company has not undertaken hedging transactions to cover its currency transaction exposure but may undertake such transactions in a limited manner in the future. See
Note 1 of Notes to Consolidated Financial Statements.

INCOME TAXES

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes."

        At June 30, 1997, the Company had net operating loss carryforwards from various tax jurisdictions of approximately $11.9 million, of which $2.1 million and $7.0 million were in France and the U.S., respectively, which will generally expire between 1999 and 2012 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

        As of June 30, 1997, a valuation allowance of $4.9 million had been provided against a total deferred tax asset of $4.9 million (which consists primarily of the tax benefit of net operating loss carryforwards). The Company's expectation for realizing the deferred tax asset and the determination of the amount of the valuation allowance is based upon the existence of both taxable temporary differences and the likelihood of sufficient taxable income in the carryforward period of certain jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

        Over the last three years, the Company has financed its operations and investments in capital equipment through the sale of equity securities and convertible bonds for net cash proceeds of approximately $29.6 million and $4.2 million, respectively, and $2.7 million of loans from banks and European government agencies, of which a portion were interest free.

        The Company has lines of credit with a French bank allowing for a maximum borrowing of $3.4 million available until May 1, 1998. At June 30, 1997, $1.3 million was outstanding under this facility. The lines of credit bear interest at the Paris InterBank Offering Rate plus 1.5% which at June 30, 1997 corresponded to an effective rate of 4.9%.

        As of June 30, 1996 and 1997, the Company had cash and cash equivalents of $5.0 million and $26.0 million, respectively, and working capital of $5.1 million and $25.1 million, respectively. The Company used cash in operations of $1.4 million in 1997. The net cash increase of $21.0 million in 1997 was due to $24.9 million proceeds from the Company's initial public offering in February 1997 offset by a net loss of $2.6 million and a net increase in other working capital items.

        Accounts receivable increased from $8.5 million at June 30, 1996 to $9.7 million at June 30, 1997. The increases in accounts receivable during this period resulted from the growth in revenues and the concentration of such revenues in the final month of each period.

        Net cash used for operating activities in 1995, 1996 and 1997 totaled $100,000, $3.6 million and $1.4 million, respectively, due to the net losses incurred in the respective periods after adjusting for changes in working capital.

        The Company's investing activities have consisted primarily of expenses for fixed assets, which totaled $700,000, $1.5 million and $1.1 million in 1995, 1996 and 1997, respectively.

        In 1995, 1996 and 1997, the Company's financing activities provided $4.9 million, $4.0 million and $24.5 million respectively, of which $4.2 million in 1995 was from the issuance of convertible bonds and $1.0 million and $3.4 million in 1995 and 1996, respectively, was the result of the issuance of shares to venture capital firms, certain existing shareholders and to employees, and $24.9 million in 1997 were proceeds from the Company's initial public offering in February 1997.

        In August 1997 the Company used $15.0 million cash in connection with its acquisition of the business of CPLEX Optimization, Inc.

        While operating activities may provide cash in certain periods to the extent the Company may experience growth in the future, the Company anticipates that its operating and investing activities may use cash and, consequently, such growth may require the Company to obtain additional sources of financing.


                                  RISK FACTORS

        In addition to the other information contained and incorporated by reference in this Form 20-F, the following factors should be carefully considered in evaluating the Company and its business:

HISTORY OF LOSSES; ACCUMULATED DEFICIT; FUTURE OPERATING RESULTS UNCERTAIN

        The Company has incurred net losses in all but one of the last five fiscal years. As of June 30, 1997, the Company had an accumulated deficit of approximately $11.3 million. There can be no assurance that the Company will be profitable on a quarterly or annual basis in the future. The Company's limited operating history and the relative immaturity of its market, together with the factors described under "-- Fluctuations in Operating Results" and "-- Seasonality of Operating Results," make the prediction of future operating results impossible. The Company's past financial performance should not be considered indicative of future results. Although the Company has experienced revenue growth in recent periods, there can be no assurance that the Company's revenues will continue to increase or will not decrease. Future operating results will depend on many factors, including the growth of the market for the Company's object oriented libraries, demand for the Company's products and services, the level of competition, the Company's success in expanding its direct sales force and indirect distribution channels and the ability of the Company to develop and market new products and product enhancements and to control costs, as well as general economic conditions. See "-- Fluctuations in Operating Results," "-- Risk of Loss of Government Research and Development Funding," "-- Seasonality of Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

FLUCTUATIONS IN OPERATING RESULTS

        The Company's operating results have varied significantly in the past and may vary significantly in the future, on a quarterly and an annual basis, as a result of a number of factors, many of which are outside the Company's control. These factors include demand for the Company's products and services, the size, timing and structure of significant licenses by customers, cost overruns on the Company's fixed price consulting contracts, changes in the mix of products and services licensed or sold by the Company, product life cycles, the publication of opinions about the Company, its products and object oriented technology by industry analysts, changes in pricing policies by the Company or its competitors, changes in the method of product distribution (including the mix of direct and indirect channels), customer order deferrals in anticipation of product enhancements or new product offerings by the Company or its competitors, customer cancellation of major planned software development programs, the grant of research and development expense reimbursements by government agencies and the timing of such research and development reimbursements. Moreover, declines in general economic conditions could precipitate significant reductions in corporate spending for information technology, which could result in delays or cancellations of orders for the Company's products. The Company's expense levels are relatively fixed and are based, in significant part, on expectations of future revenues. Consequently, if revenue levels are below expectations, expense levels could be disproportionately high as a percentage of total revenues, and operating results would be immediately and adversely affected. The Company has historically operated with little backlog because its products are generally shipped as orders are received. As a result, revenues from license fees in any quarter are substantially dependent on orders booked and shipped in that quarter and on sales by the Company's distributors and other resellers. Sales derived through indirect channels are harder to predict and may have lower margins than direct sales. The Company also believes that the purchase of its products is relatively discretionary and generally involves a significant commitment of a customer's capital resources. Therefore, any downturn in any potential customer's business would have a significant impact on the Company's revenues and quarterly results. In addition, the Company has historically recognized a substantial portion of its revenues from sales booked and shipped in the last month of a quarter such that the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a particular quarter. Because a number of the Company's individual orders are for significant revenue, the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are relatively fixed, the failure to ship a significant order in a particular quarter could substantially adversely affect revenues and operating results for such quarter. To the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. Revenues are difficult to forecast because the market for the Company's products is rapidly evolving. The Company may choose to reduce prices or increase spending in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require the Company to invest significantly greater resources in research and development efforts, the Company's future operating results may be adversely affected. Due to these and other factors, the Company's quarterly revenues, expenses and operating results could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. There can be no assurance that the Company will be able to grow in future periods or that it will be able to sustain its level of revenues or its rate of revenue growth on a quarterly or annual basis. See "-- Risks Associated with Sales Cycle," "-- Risk of Loss of Government Research and Development Funding" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

MARKET ACCEPTANCE OF OBJECT ORIENTED TECHNOLOGY

        The Company's products are designed for use in object oriented software application development. Object oriented applications are characterized by technology, development style and programming languages that differ from those used in traditional software applications. Object oriented technology offers greater flexibility and re-usability of code than traditional technologies. Object oriented languages offer significant capabilities not available from traditional programming languages, but require greater discipline and attention to detail from developers. In addition, object oriented modeling and analysis techniques are more sophisticated than traditional techniques. To transform a software application written in a traditional programming language into an object oriented application would involve significant re-design and re-architecture. In many cases, every line of code would have to be re-written. The Company's growth depends upon continued growth of the market for, and broader acceptance of, object oriented technology. There can be no assurance that the market for the Company's products or services will grow or be sustained or that, if it does, the Company will benefit from such growth. The acceptance of object oriented technology depends upon the widespread adoption of object oriented programming, and there can be no assurance as to the rate or scale of such adoption. For example, the number of software developers using object oriented technology is relatively small compared to the number of developers using more traditional software development technologies. The adoption of object oriented technology by software programmers who have traditionally used other technology requires reorientation to significantly different programming methods, and there can be no assurance that the acceptance of object oriented technology will expand beyond sophisticated programmers who were early adopters of the technology. Furthermore, there can be no assurance that potential customers will be willing to make the investment required to retrain programmers to build software using object oriented technology rather than structured programming techniques or other technologies. If the market for object oriented technology fails to grow or grows more slowly than anticipated, the Company's business, operating results and financial condition would be materially adversely affected.

        The market for object oriented technology is characterized by a lack of standards and numerous competitors in the areas of libraries, methodology and services. The Company's future financial performance will depend in part upon the development of standards that the Company's products address. There can be no assurance that the Company will be able to respond effectively to the evolving requirements of the market. For example, to date the Company has focused its efforts on the C++ programming language. Should this language lose acceptance in the marketplace or be replaced by other advanced languages, such as Java, the Company's business, operating results and financial condition would be materially adversely affected. See "Business -- Component and Library Technology" and "-- Products."

MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS

        The Company's future growth depends upon market acceptance of its products. There can be no assurance that a significant number of organizations will choose to use the Company's products, or that they will do so in a time frame that will benefit the Company. In particular, many of the Company's customers have licensed only small quantities of the Company's libraries, and there can be no assurance that these or new customers will license additional libraries from the Company or broadly implement object oriented technology. Industry data indicate that many complex software development projects are abandoned before completion or fail to satisfy user requirements, often after the expenditure of substantial amounts of money and time. While the Company believes that the libraries and professional services that it provides can increase the likelihood that a software development project will be completed successfully, the Company participates in an industry with an inherently high failure rate and there can be no assurance that the Company's customers will achieve success when using the Company's products and services. Any publicized performance problems relating to object oriented technology or products offered by the Company or by any competitor of the Company could also slow customer adoption of the Company's products. Moreover, to the extent that the Company is associated with unsuccessful customer projects, even if due to factors beyond the Company's control, the Company's reputation and competitive position could be materially and adversely affected. See "Business -- Products."

RISKS ASSOCIATED WITH SALES CYCLE

        The Company's sales cycle is generally three to six months or more and varies substantially from customer to customer. Due in part to the strategic nature of the Company's products, potential customers are typically cautious in making product acquisition decisions. The decision to license the Company's products generally requires the Company to provide a significant level of education to prospective customers regarding the uses and benefits of the Company's products, and the Company must frequently commit substantial presales support and consulting resources. The Company has been constrained in its ability to provide consulting resources as a result of a lack of trained personnel, which may cause sales cycles to be lengthened or result in the loss of sales.

        Sales of licenses are subject to a number of risks over which the Company has little or no control, including customers' budgetary constraints, customers' internal acceptance reviews, the success and continued internal support of customers' own development efforts, the efforts of distributors and the possibility of cancellation of projects by customers. The uncertain outcome of the Company's sales efforts and the length of its sales cycles could result in substantial fluctuations in operating results. If sales forecasted from a specific customer for a particular quarter are not realized in that quarter, the Company is unlikely to be able to generate revenues from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on the Company's quarterly operating results. Moreover, to the extent that significant sales occur earlier than expected, current operating results and/or those of subsequent quarters may be adversely affected. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

RISK OF LOSS OF GOVERNMENT RESEARCH AND DEVELOPMENT FUNDING

        The Company has received significant amounts of research and development funding from the European Union and, to a lesser extent, agencies of the French government, which approximated $2.5 million and $388,000 for 1996 and 1997, respectively. Such funding has been netted against, and has therefore reduced, the Company's reported research and development expenses on a dollar for dollar basis. Relevant authorities award research and development funding on a discretionary basis based on applications made by the Company for specific product related projects. The Company has contracts that provide for additional research and development funds through February 1999 based upon recent funding applications. However, there can be no assurance that any future grants will be made. Failure to receive future funding, a reduction in existing levels of funding, or delays in receipt of additional funding may cause the Company's research and development expenses to increase and may adversely affect the Company's operating results on a dollar for dollar basis. See "-- Fluctuations in Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

SEASONALITY OF OPERATING RESULTS

        A majority of the Company's sales have historically come from Europe. Similar to many companies in the software industry with significant sales outside of the U.S., the Company generally realizes lower revenues (i) in the September quarter than in the immediately preceding quarter due primarily to reduced economic activity in Europe in the summer months; and (ii) to a lesser extent, in the March quarter compared to the immediately preceding quarter due to the concentration by some customers of purchases in the fourth quarter of the calendar year, and their consequently lower purchasing activity during the following quarter. See "-- Fluctuations in Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

RAPID TECHNOLOGICAL CHANGE AND INTRODUCTION OF NEW PRODUCTS AND PRODUCT ENHANCEMENTS

        The market for the Company's products and services is characterized by rapid technological change, dynamic customer demands and frequent introductions of new products and product enhancements. Customer requirements for products can change rapidly as a result of innovations or changes within the computer hardware and software industries, the introduction of new products and technologies (including new hardware platforms and programming languages) and the emergence, evolution or widespread adoption of industry standards. For example, increasing commercial use of the Internet may give rise to new customer requirements and new industry standards. There can be no assurance that the Company will be successful in modifying its products and services to address these requirements and standards. The actual or anticipated introduction of new products, technologies and industry standards can render existing products obsolete or unmarketable or result in delays in the purchase of such products. As a result, the life cycles of the Company's products are difficult to estimate. The Company must respond to developments rapidly and make substantial product development investments. Any failure by the Company to anticipate or respond adequately to technology developments and customer requirements, or any significant delays in product development or introduction, could result in loss of competitiveness and/or revenues.

        The Company's future success will depend in large part on its ability to improve its current technologies and to develop and market new products and product enhancements that address these changing market requirements on a timely basis. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements, that the Company will not experience difficulties that delay or prevent the successful development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market requirements and achieve market acceptance. As is customary in the software industry, the Company has in the past experienced delays in the introduction of new products and features, and may experience such delays in the future. If the Company is unable, for technological or other reasons, to develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition would be materially adversely affected. See "Business -- Research and Development."

PRODUCT CONCENTRATION RISK

        The Company currently generates more than 80% of its total license fees from ILOG Views and ILOG Solver. The Company expects that revenues from these two products will continue to represent a substantial portion of its total license fees for the foreseeable future. As a result, any factor adversely affecting licenses of either ILOG Views or ILOG Solver would have a material adverse effect on the Company's business, operating results and financial condition. The Company's future financial performance will depend in significant part on the Company's successful development and introduction, and customer acceptance, of new and enhanced versions of ILOG Views and ILOG Solver plus other products. In addition, to the extent that competitive pressures or other factors result in significant price erosion on these products, the Company's results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations," "Business -- Products" and "-- Competition."

COMPETITION

        The Company's present direct competitors include a number of private and public companies such as Dynatech Corporation, IBM, Neuron Data, Inc., Rogue Wave Software, Inc., SL Corporation, Template Software, Inc. and Visix Software Inc. The Company also competes with companies that provide packaged software with respect to specific applications. In addition, virtually all of the Company's customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing the Company's current or proposed libraries. This would eliminate their need for the Company's services and libraries and limit future opportunities for the Company. The Company therefore is required to persuade development personnel within these customers' organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products. The Company expects to face additional competition from other established and emerging companies if the market for its libraries continues to develop and expand. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by the Company's products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain prices for products at levels that will enable the Company to market its products profitably. Any decrease in prices, as a result of competition or otherwise, could have a material adverse effect on the Company's business, operating results and financial condition.

        Some of the Company's current, and many of the Company's potential, competitors have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings and a larger installed base of customers than the Company. In addition, the Company's current and potential competitors may have well-established relationships with current and potential customers of the Company. As a result, such competitors may be able to devote greater resources to the development, promotion and sale of their products, may have more direct access to corporate decision-makers based on previous relationships and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE UPON DEVELOPMENT OF SALES AND MARKETING FORCE

        The Company has made a significant investment in recent years in the expansion of its sales and marketing force, primarily in the U.S., and plans to continue to expand its sales and marketing force. The Company's future success will depend in part upon the productivity of its sales and marketing force and the ability of the Company to continue to attract, integrate, train, motivate and retain new sales and marketing personnel. There can be no assurance that the Company's recent and planned investment in sales and marketing will ultimately prove to be successful or that the incremental revenues generated will exceed the significant incremental costs associated with these efforts. In addition, there can be no assurance that the Company's sales and marketing organization will be able to compete successfully against the significantly more extensive and better funded sales and marketing operations of many of the Company's current and potential competitors. The Company's inability to develop and manage its sales and marketing force expansion effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Sales and Marketing."

DEPENDENCE ON KEY PERSONNEL

        The Company's future success will depend in significant part upon the continued service of its key technical, sales and senior management personnel, including the Company's President and Chief Executive Officer, Pierre Haren. The Company is particularly dependent upon its technical personnel with expertise in object oriented technology. The loss of the services of one or more of the Company's key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success will depend on its ability to attract, integrate, train, motivate and retain highly qualified technical, sales and managerial personnel, and there can be no assurance that the Company will be able to do so. Competition for such personnel is intense, especially the competition for technical personnel with expertise in object oriented technology. The Company expects that such competition will continue for the foreseeable future, and may intensify. If the Company is unable to hire qualified personnel on a timely basis in the future, the Company's business, operating results and financial condition would be materially adversely affected. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Sales and Marketing," "-- Employees" and "Management."

        The addition and assimilation of new personnel may be made more difficult by the fact that the Company's research and development personnel are located in France, and its sales and marketing activities are located on three continents, thus requiring the coordination of organizations separated by geography and time zones, and the interaction of personnel with disparate business backgrounds, languages and cultures. See "-- Risks Associated with Worldwide Operations."

RISKS ASSOCIATED WITH WORLDWIDE OPERATIONS

        The Company's engineering and research and development operations are located in France, and its sales and marketing operations are located on three continents. The geographic distance between these locations has in the past led, and could in the future lead, to logistical and communications difficulties. There can be no assurance that the geographic, time zone, language and cultural differences between the Company's French, North American and Singapore personnel and operations will not result in problems that materially adversely affect the Company's business, operating results and financial condition. Further, the Company's operations may be directly affected by economic and political conditions in the countries where the Company does business.

        The Company expects to commit additional time and resources to expanding its worldwide sales and marketing activities, localizing its products for selected markets and developing local sales and support channels. There can be no assurance that such efforts will be successful. Failure to sustain or increase worldwide revenue, especially in North America and Asia, could have a material adverse effect on the Company's business, operating results and financial condition. Worldwide operations are subject to a number of risks, including the costs of localizing products for different countries, longer accounts receivable collection periods in certain geographic regions, especially Europe, and greater difficulty in accounts receivable collections, unexpected changes in regulatory requirements, dependence on independent resellers and technology standards, import and export restrictions and tariffs, difficulties and costs of staffing and managing international operations, potentially adverse tax consequences, political instability, the burdens of complying with multiple, potentially conflicting laws and the impact of business cycles and economic instability outside core markets. Approximately 36% of the Company's sales in 1997 were denominated in French francs, with the remainder in U.S. dollars and, to a lesser extent, Singapore dollars and other currencies. An increase in the value of the French franc relative to foreign currencies could make the Company's products more expensive and, therefore, less competitive in other markets. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

MANAGEMENT OF POTENTIAL GROWTH

        The Company has recently experienced a period of growth in revenues that has placed a significant strain on its management systems and resources. In addition, the size of the Company's staff increased from 223 to 299 employees during 1997. Further increases in the number of employees are anticipated in 1998. Much of this growth has occurred and will occur in North America, thus increasing the Company's need for information and communication systems. The Company's ability to manage any future growth effectively will require it to continue to improve its operational, financial and management controls, accounting and reporting systems and procedures and other internal processes, and there can be no assurance that the Company will be able to make such improvements in an efficient and timely manner or that such improvement will be adequate. If the Company's management is unable to manage growth and change effectively, the Company's business, operating results and financial condition could be materially adversely affected.

ACQUISITIONS

        On August 20, 1997, the Company acquired the business of CPLEX Optimization, Inc. ("CPLEX") which develops and markets math programming optimization libraries, with operations in Incline Village, Nevada. CPLEX generated net revenues of $5.7 million in 1997 and at August 20, 1997 had 13 employees all of which joined ILOG. There can be no assurance that CPLEX's operations will be profitable after the acquisition. Moreover, there can be no assurance that the anticipated benefits of the CPLEX acquisition will be realized. The process of integrating CPLEX's business into the Company's operations may result in unforeseen operating difficulties and could absorb significant management attention, expenditures that would otherwise be available for the ongoing development of the Company's business.

        The Company may in the future pursue other acquisitions of complementary product lines, technologies or businesses. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect any Company profitability. In addition, acquisitions, such as CPLEX, involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company may have or limited direct prior experience, operating companies in different geographical locations with different cultures, and the potential loss of key employees of the acquired company. There are currently no agreements with respect to any acquisitions. In the event that such an acquisition does occur, however, there can be no assurance as to the effect thereof on the Company's business, financial condition or operating results.

RISK OF SOFTWARE DEFECTS; PRODUCT LIABILITY

        As a result of their complexity, software products frequently contain undetected errors or failures, especially when first introduced or when new versions or enhancements are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products and product enhancements released by the Company in the future. The occurrence of such errors could result in significant losses to the Company or a customer, especially if such errors occur in strategic applications. Such occurrence could also result in reduced market acceptance of the Company's products, which would have a material adverse effect on the Company's business, operating results and financial condition. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability and other claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements, especially unsigned "shrink-wrap" licenses, may not be effective under the laws of certain jurisdictions. Consequently, the sale and support of the Company's software by the Company entail the risk of such claims in the future. The Company currently does not have insurance against product liability risks or errors or omissions coverage, and there can be no assurance that such insurance will be available to the Company on commercially reasonable terms or at all. A product liability claim or claim for economic loss brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

CURRENCY FLUCTUATIONS

        The Company publishes its financial statements in U.S. dollars. The Company has historically recorded a majority of its expenses in French francs, especially research and development expenses. A significant portion of the

Company's revenues is denominated in French francs, with the remainder in U.S. dollars and, to a lesser extent, Singapore dollars and other currencies. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. To date, the Company has not undertaken hedging transactions to cover its currency transaction exposure but may undertake such transactions in a limited manner in the future. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

PROTECTION OF INTELLECTUAL PROPERTY

        The Company's success is heavily dependent upon its proprietary technology. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses its software pursuant to signed license agreements and, to a lesser extent, "shrink-wrap" licenses displayed on product packaging, which impose certain restrictions on the licensee's ability to use the software. In addition, the Company seeks to avoid disclosure of its trade secrets, including requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company and restricting access to the Company's source codes. The Company seeks to protect its software, documentation and other written materials under the laws relating to trade secret and copyright, which afford only limited protection. The Company has no patents or pending patent applications.

        Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products, obtain or use information that the Company regards as proprietary or use or make copies of the Company's products. Policing unauthorized use of the Company's products is difficult. In addition, the laws of many jurisdictions do not protect the Company's proprietary rights to as great an extent as do the laws of France and the U.S. In particular, "shrink-wrap" licenses may be wholly or partially unenforceable under the laws of certain jurisdictions, and copyright and trade secret protection for software may be unavailable in certain countries. Under French intellectual property laws, rights over software are not patentable but are protected under copyright law and infringements by third parties can be enjoined. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

        There can be no assurance that the Company will not receive communications in the future from third parties asserting that the Company's products infringe, or may infringe, on their proprietary rights. There can be no assurance that licenses to disputed third-party technology would be available on reasonable commercial terms, if at all. In addition, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation to determine the validity of any claims could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks, whether or not such litigation were determined in favor of the Company. In the event of an adverse ruling in any such litigation, the Company might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business, operating results and financial condition would be materially adversely affected. As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, could be time consuming and expensive to defend or prosecute and to resolve.

VOLATILITY OF SHARE PRICE

        The market price of the Company's ADSs has experienced significant fluctuation and may continue to fluctuate significantly. In particular, the trading price of the ADSs could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts and other events or factors, many of which are beyond the Company's control. The Company's failure to meet analysts expectations for the quarter ended March 31, 1997 caused the Company's stock price to significantly decline. In some future quarters the Company's operating results may be below expectations of public market analysts and investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's ADSs would likely be immediately materially adversely affected. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, may adversely affect the market price of the ADSs.

CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS; FACTORS INHIBITING TAKEOVER

        As of August 31, 1997, the Company's principal shareholders, executive officers and directors and their affiliates beneficially owned approximately 47.01% of the Company's Shares. As a result, such persons and entities, acting together, will have the effective ability to control the Company and direct its affairs and business. The concentration of ownership of the Company's Shares may have the effect of delaying, deferring or preventing a change in control of the Company.

        Pursuant to the Company's charter or statuts, the members of the Company's Board of Directors each serve for a three-year term. One-third of the directors are elected every year, which may make it more difficult for the Company's shareholders to replace the Board of Directors. The Board of Directors has also been authorized by the shareholders of the Company to effect increases in the Company's share capital in the context of a tender offer or exchange offer for the securities of the Company, which could have an anti-takeover effect. See "Management," "Principal and Selling Shareholders," "Description of Share Capital" and "Limitations Affecting Security Holders."

ENFORCEABILITY OF U.S. JUDGMENTS AGAINST FRENCH CORPORATIONS, DIRECTORS AND OFFICERS

        Judgments of U.S. courts, including judgments against the Company or its directors or officers, predicated on the civil liability provisions of the federal securities laws of the U.S. may not be enforceable in the Republic of France. See "Enforcement of Civil Liabilities."

NO DIVIDENDS

        The Company has not paid any cash dividends on its share capital to date. The Company currently anticipates that it will retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in French francs and under the French Company Law (the "French Law") and the Company's statuts, may only be paid from pre-consolidated net income, as increased or reduced, as the case may be, by any net income or loss of ILOG carried forward from prior years.

RISKS ASSOCIATED WITH STOCK OPTIONS GRANTED TO FRENCH TAXPAYERS

        In December 1996, the French Parliament adopted measures that require French companies to pay French social contributions and certain salary-based taxes, which may represent for the Company approximately 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary of the stock option exercises such option and disposes of the shares before a five year period following the grant of the option. The new law applies to all options exercised after January 1, 1997 by persons whose salary is subject to French social contributions. At June 30, 1997 approximately 120 such persons hold in aggregate a total of 314,000 options at an average exercise price of FF11.24 ($1.91). In the event the Company is required to pay such French social contribution, the amount would be charged as an expense when determined and would have a material adverse effect on the Company's operating results and financial condition.

CERTAIN MATTERS RELATED TO FRENCH COMPANIES

        As a French societe anonyme, the Company will be subject to certain requirements not generally applicable to corporations organized in U.S. jurisdictions. Among other things, holders of ADSs will be subject to voting procedures that are more complicated than for U.S. jurisdictions. The Company's ability to increase its share capital is subject to shareholder approval at an extraordinary shareholders' meeting. Shareholder approval must in any event be obtained for any issuances of share capital in connection with a merger even if the Company is the surviving entity, or an acquisition of assets in exchange for shares of the Company. In the case of an extraordinary general meeting, the presence, in person or by proxy, of shareholders holding one-third of the Shares upon first notice and one-quarter of the Shares upon second notice is required for a quorum. The complicated voting procedures under French Law, coupled with the increasing practice of ADS holders not to exercise their voting rights, may prevent the Company from obtaining a quorum for future shareholders' meetings and thereby impair the ability of the Company to take any action that requires shareholder approval.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

        In accordance with French law governing a societe anonyme, the Company's affairs are managed by its Board of Directors and by its Chairman, President and Chief Executive Officer, who has full executive authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors or of the Company's shareholders for certain decisions specified by law.

DIRECTORS AND EXECUTIVE OFFICERS

        Under French law, the Board of Directors prepares and presents the year-end accounts of the Company to the shareholders and convenes shareholders' meetings. In addition, the Board of Directors reviews and monitors ILOG' economic, financial and technical strategies. French law provides that the Board of Directors be composed of no fewer than three and no more than 24 members. The actual number of directors must be within such limits and may be provided for in the statuts or determined by the shareholders at the annual general meeting of shareholders. The number of members of the Board may be increased only by decision of the shareholders. The Company's Board of Directors currently consists of nine members. Each director must be a shareholder of the Company. Under French law a director may be an individual or a corporation, but the Chairman must be an individual. Each director is elected for a three year term. There is no limitation, other than applicable age limits, on the number of terms that a director may serve. Directors are elected by the shareholders and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders. Vacancies which exist in the Board of Directors may be filled by the Board of Directors, pending the next shareholders' meeting.

        Meetings of the Board of Directors of ILOG are normally convened and presided over by the Chairman, who is elected by the Board of Directors. A quorum consists of one-half of the members of the Board of Directors and decisions are generally taken by a vote of the majority of the members present or represented by other members of the Board of Directors. The Chairman has the ability to cast a deciding vote in the event of a tie vote. A director may give a proxy to another director but a director cannot represent more than one other director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. As required under French law, one representative of the employees is entitled to be present at meetings of the Board of Directors of the Company, but does not have any voting right.

        Directors are required to comply with applicable law and ILOG's statuts. Under French law, directors are liable for violations of French legal or regulatory requirements applicable to societe anonymes, violation of the Company's statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.

        The Board currently has two committees: the Audit Committee, currently composed of Philippe Claude and Marc Fourrier, and a Compensation Committee, currently composed of Fredric Harmen and Albert Gabizon. The Audit Committee primarily reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee determines the compensation of Pierre Haren, the Chairman and Chief Executive Officer of the Company, and the other executive officers of the Company and makes recommendations as to the implementation of the Company's stock option and other employee benefits plans. Each of the Committees makes recommendations to the Board of Directors for final decision by the Board.

        Under French law, the Chairman and Chief Executive Officer has the broadest powers to act on behalf of ILOG and to represent ILOG in dealings with third parties, subject only to those powers expressly reserved by law to the Board of Directors or the shareholders. The Chairman and Chief Executive Officer determines, and is responsible for the implementation of, the goals, strategies and budgets of ILOG, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer.

        The following table sets forth the names, ages and positions of the directors and executive officers of ILOG:


                 Name                       Age          Position with the Company
---------------------------------------     ---   -----------------------------------------------
Pierre Haren...........................     43    Chairman and Chief Executive Officer
Patrick Albert.........................     41    Chief Technology Officer
Dr. Robert Bixby.......................     51    Director and Technology Fellow
Edouard Efira..........................     49    Director and Executive Vice President, Business
                                                  Development
Roger Friedberger......................     46    Chief Financial Officer
Todd Lowe..............................     41    Director and Executive Vice President, CPLEX
                                                  Business
Jean Pommier...........................     33    Vice President, Consulting
William Scull..........................     44    Vice President of Worldwide Marketing
Jean-Francois Abramatic................     47    Director
Philippe Claude........................     49    Director
Marc Fourrier..........................     43    Director
Albert Gabizon.........................     65    Director
Fredric Harman.........................     36    Director

        The other officers of ILOG are as follows:


                 Name                       Age          Position with the Company
---------------------------------------     ---   -----------------------------------------------

Bounthara Ing..........................     34    President, ILOG Pte Ltd. (Singapore)
John Lynch.............................     41    President, ILOG, Inc.
Manuel Montalban.......................     38    Vice President, Europe

        Pierre Haren is a founder of the Company and was the Managing Director from April 1987 to December 1995, when he was appointed Chairman and Chief Executive Officer of the Company. Prior to founding ILOG, Mr. Haren spent four years in charge of the SMECI Expert System Shell Project with the Institut National de Recherche en Informatique et en Automatique ("INRIA") following a three-year term directing the investment department of the French Ministry of the Sea. Mr. Haren received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussees in 1978. He received his M.S. from Massachusetts Institute of Technology ("MIT") in 1978 and Ph.D. from MIT in Civil Engineering in 1980. Mr. Haren's term on the Board of Directors expires in 1999.

        Patrick Albert is a founder of the Company and has been Chief Technology Officer of the Company since July 1996, having previously held the position of Vice President of Research and Development from 1990. Mr. Albert was head of the Expert System Shell Department of Groupe Bull prior to joining the Company in April 1987. Mr. Albert received an M.S. in Information Technology from the University of Paris VII in 1982.

        Dr. Robert Bixby has served as a Director and Technology Fellow of the Company since August 1997. Dr. Bixby was a founder of, and from 1988 until August 1997, was Chairman of CPLEX Optimization, Inc. Dr. Bixby is a Noah Harding Research Professor Emeritus of applied mathematics at Rice University and is a member of the National Academy of Engineering. Dr. Bixby's term on the Board of Directors expires in 2000.

        Edouard Efira has served as a Director of the Company since August 1997 and has been the Company's Executive Vice President, Business Development since January 1997. From May 1996 to January 1997, he was Chief Operating Officer of the Company and, from January 1989 to May 1996, he was Director of International Sales.
Mr. Efira's term on the Board of Directors expires in 2000.

        Roger Friedberger has served as Chief Financial Officer of the Company since May 1996. From March 1988 through March 1996, he served as Senior Vice President, Chief Financial Officer and Secretary of Insignia Solutions plc, a software company. Mr. Friedberger graduated from the University of Leeds, England in 1972 with a Bachelor of Commerce degree in Accounting and Law. He is a certified public accountant in California and a member of the Institute of Chartered Accountants in England and Wales.

        Todd Lowe has served as a Director and the Company's Executive Vice President, CPLEX Business since August 1997. From 1988 until 1997 he was President of CPLEX Optimization, Inc. He received a Chemical Engineering degree from the University of California. Mr. Lowe's term on the Board of Directors expires in 2000.

        Jean Pommier has been Vice President, Consulting since January 1997. From January 1995 to January 1997, he was Director of Consulting and Quality and, from March 1991 to January 1995, he was Director of Consulting. Mr. Pommier joined the Company in August 1987 as a software engineer. Mr. Pommier received an Engineering degree from ENSAM in 1986 and received an M.S. in Computer Science from the University of Nice in 1987.

        William Scull has served as Vice President of Worldwide Marketing since September 1997. From October 1993 until September 1997, Mr. Scull was president of Catalyst Consultants, a strategic marketing consulting firm based in Los Altos, California. From November 1988 until September 1993, Mr. Scull was at Tandem Computers holding a number of management positions where his most recent position was as Director of Corporate Development, New Ventures. Mr. Scull received an M.B.A. from Stanford University in 1981 and a Master of Science degree in Engineering from MIT in 1979.

        Jean-Francois Abramatic has served as a director of the Company since December 1994. Since 1992, Mr. Abramatic has been Director of Development at INRIA. In September 1996, Mr. Abramatic was appointed Chairman of the International World Wide Web Consortium and as an Associate Director of the MIT Laboratory of Computer Science. Mr. Abramatic received an Engineering degree from Ecole des Mines, Nancy in 1971 and a Ph.D. from the University of Paris VI in 1980. Mr. Abramatic's term on the Board of Directors expires in 1997.

        Philippe Claude has served as the permanent representative of Atlas Venture Europe Fund B.V., a director of the Company, since January 1995, and was appointed a director of the Company in his individual capacity in September 1996. Mr. Claude has been a General Partner of Atlas Venture, a venture capital firm, since January 1993. Prior to joining Atlas Venture Group, he had been a general partner of Partech International since 1987. He is also a Director of Business Objects S.A., a software company. Mr. Claude graduated from the University of Brussels, Solvay School in 1971 and received an M.B.A. from Oregon State University in 1973. Mr. Claude's term on the Board of Directors expires in 1999.

        Marc Fourrier has served as a director of the Company since April 1987. Mr. Fourrier is President of Delphis, a holding company that specializes in the creation and development of high technology companies. From 1988 to June 1997, Mr. Fourrier was a principal of Cleversys S.A., a consulting firm which specializes in information technology. Mr. Fourrier received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussees in 1978, and an M.S. from MIT in 1978. Mr. Fourrier's term on the Board of Directors expires in 1998.

        Albert Gabizon has served as the permanent representative of Eurocontinental Ventures S.A., a director of the Company, since December 1995, and was appointed as a director of the Company in his individual capacity in September

1996. In 1987, Mr. Gabizon founded Eurocontinental Ventures S.A., a Luxemburg holding company specializing in European venture capital investments and Eurocontinental (Managers) Limited. Mr. Gabizon is currently Chief Executive Officer of Eurocontinental (Managers) Limited and Chairman of Eurocontinental (Advisors) Limited, both of which are affiliates of Eurocontinental Ventures, S.A. Mr. Gabizon received an M.B.A. from Ecole des Hautes Etudes Commerciales in 1953, and a law degree and a Ph.D. in economics from Paris University in 1957. Mr. Gabizon's term on the Board of Directors expires in 1997.

        Fredric Harman has served as the permanent representative of Oak Management Corporation, a director of the Company, since December 1994, and was appointed a director of the Company in his individual capacity in September 1996. Mr. Harman is a General Partner of Oak Investment Partners, a venture capital firm. Mr. Harman was formerly with Morgan Stanley where he was a General Partner of Morgan Stanley Venture Partners, L.P., a venture capital firm. He is also a Director of SPSS, Inc., a software company. Mr. Harman received his B.S. and an M.S. in Electrical Engineering from Stanford University in 1983, and an M.B.A. from the Harvard Graduate School of Business in 1987.
Mr. Harman's term on the Board of Directors expires in 1998.

        Bounthara Ing has served as President of ILOG Pte Ltd. Singapore since January 1994. He joined the Company in April 1988 as Manager of the Graphic Department. Mr. Ing received an Engineering degree from Ecole Centrale de Paris in 1986.

        John Lynch was appointed President of ILOG, Inc. in January 1997 after having served as Senior Vice President, The Americas since August 1996 and Vice President, North America since joining the Company in May 1995. Prior to joining the Company, Mr. Lynch was Director of Business Marketing Development at Sun Microsystems from 1989 and was appointed Director, North American Sales, of Sunsoft Inc., in 1991. Mr. Lynch received a B.B.A. from Loyola University of Chicago in 1978.

        Manuel Montalban was appointed Vice President, Europe in July 1996 after having served as European Sales Manager of the Company from February 1993 to July 1996. From April 1991 to February 1993, Mr. Montalban served as General Manager of ILOG Spain and, from 1987 to April 1991, as Manager of the Consulting Department. Mr. Montalban received a Ph.D. in Computer Science at the University of Nice in 1987.

LIABILITY INSURANCE

        French law prohibits the Company from entering into indemnification agreements with its directors and officers providing for limitations on personal liability for damages and other costs and expenses that may be incurred by directors and officers arising out of or related to acts or omissions in such capacity. French law also prohibits the statuts of the Company from providing for the limitation of liability of a member of the Board of Directors. These prohibitions may adversely affect the ability of the Company to attract and retain directors. Generally, under French law, directors and officers will not be held personally liable for decisions taken diligently and in the corporate interest of the Company.

        The Company has entered into an agreement with each of its directors, its Chairman and Chief Executive Officer, its Chief Operating Officer, its Chief Financial Officer and other members of senior management designated by the Board of Directors pursuant to which the Company agreed to contract for and maintain liability insurance against liabilities which may be incurred by such persons in their respective capacities, including liabilities which may be incurred under the U.S. federal and state securities laws, subject to certain limitations. The Company believes that entering into such agreements and maintaining appropriate liability insurance for its directors and officers will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.


ITEM 11.  COMPENSATION OF DIRECTOR AND OFFICERS

        The aggregate amount of compensation of all executive officers of ILOG as a group (6 persons) paid or accrued for services in all capacities for the year ended June 30, 1997 was approximately $1.1 million. In accordance with French law relating to commercial companies, only shareholders may determine directors fees to the Board of Directors. The Board of Directors then has full and discretionary authority to decide the allocation of the directors' fees authorized by the shareholders among its members. The shareholders of the Company have not authorized the payment of any directors fees for 1997.


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

        The Company has five employee stock option or purchase plans currently in effect. The following is a summary description of each of the Company's plans.

        The 1989 Stock Option Plan. In a general meeting held in 1989, the shareholders of the Company authorized the Board of Directors to grant options with respect to an aggregate of 672,500 Shares at a fixed price during the first year of grant and thereafter as determined by the Board of Directors on the date of grant, at a price based on the net assets of the Company (the "1989 Plan"). The Board of Directors was authorized to grant options under the 1989 Plan until January 1, 1994. Under the 1989 Plan, options become exercisable during a four-year period from the date of grant, subject to vesting on the basis of one-fourth of the Shares upon the date of grant, and one-fourth of the Shares in each of the three following years. As of August 31, 1997 options with respect to an aggregate of 19,375 Shares were outstanding under the 1989 Plan at an exercise price of FF1.16 per share.

        The 1992 Stock Option Plan. In general meetings held in 1992 and in 1993, the shareholders of the Company authorized the Board of Directors to grant options with respect to an aggregate of 614,275 Shares at a price to be determined by the Board of Directors on the date of grant based on the net assets of the Company and increased by a reasonable estimate of the future profitability of the Company (the "1992 Plan"). The Board of Directors may grant options under the 1992 Plan until June 1998. Under the 1992 Plan, options become exercisable for a period of five years following the date of grant subject to vesting on the basis of one-fourth of the Shares upon the date of grant, and one-fourth in each of the three following years. As of August 31, 1997, options with respect to an aggregate of 473,310 Shares were outstanding under the 1992 Plan at exercise prices ranging from FF9.00 per share to FF32.00 per share and options to purchase 6,359 Shares remained available for grant under the 1992 Plan.

        The 1996 Stock Option Plan. In 1994, the shareholders of the Company authorized the Board of Directors to grant up to 500,000 options at a price to be determined by the Board of Directors on the date of grant based on the net assets of the Company, a reasonable estimate of its future profitability and its future development prospects (the "1994 Plan"). The Board of Directors may grant such options until November 23, 1999. In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the "Code") for the granting of incentive stock options, the Company decided to adopt a new plan (the "1996 Plan"), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders on May 30, 1996, and on that date 600,000 Shares, on October 17, 1996, 200,000 Shares and on August 20, 1997 1,600,000 Shares, were added to the 1996 Plan with respect to which options may also be granted by the Board of Directors until November 23, 1999. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant of options and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to the Company. As of August 31, 1997, options with respect to an aggregate of 2,611,487 Shares were outstanding at exercise prices ranging from FF12.80 to FF50.00, and options to purchase 647,545 Shares remained available for grant under the 1996 Plan.

        As of August 31, 1997, options to purchase an aggregate of 666,613 Shares were held by executive directors and/or executive officers of the Company as a group (8 persons). Under French Law, the Company cannot grant options to members of the Board of Directors (other than the Chairman, Chief Executive Officer or Managing Director) who are not employees.

        All Options granted under the 1989, 1992 and 1996 Plans have a term of ten years, other than options granted to employees in the United Kingdom which have a term of seven years less one day. Generally, and unless otherwise specified, if an optionee terminates his or her employment with the Company, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person's options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No option may be transferred by the optionee other than by will or the laws of intestacy.

        In December 1996, the French parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary disposes of the shares before a five-year period following the grant of the option. The new law is consistent with French personal income tax law pursuant to which the difference between the option exercise price and the fair value of the shares at the grant date is treated as salary income if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options, whatever the grant date, exercised after January 1, 1997.

        The Company has not recorded a liability for social charges which may be assessed for options granted as of December 31, 1996 as the liability, being dependent on future values of the Company's shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares in less than a five year period.

        For options granted after the adoption of the new law, the Company has decided to subject such options to a minimum holding period of the underlying shares, whereby French optionees will not be allowed to sell or dispose of the shares before the expiration of a 5-year period from the grant date.

        1996 International Employee Stock Purchase Plan. In October 1996, the shareholders of the Company approved the Company's International Employee Stock Purchase Plan (the "Purchase Plan") which reserves a total of 150,000 Shares for issuance thereunder for a period of two years from the date of approval by the Company's shareholders. The Purchase Plan permits eligible employees to acquire Shares in the form of ADSs through payroll deductions. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Purchase Plan is implemented by consecutive offering periods. Except for the initial offering, each offering under the Purchase Plan will be for a period of six months (the "Offering Period") commencing on February 1 and August 1 of each year. The first Offering Period began on February 14, 1997 being the date on which price quotations for the ADSs corresponding to the Shares were first available on the Nasdaq National Market and ended on July 31, 1997. The Board of Directors has the power to set the beginning of any Offering Period and to change the duration of Offering Periods without shareholder approval, provided that the change is announced at least 15 days prior to the scheduled beginning of the first Offering Period to be affected. Eligible employees may select a rate of payroll deduction up to 10% of their compensation, up to an aggregate total payroll deduction not to exceed $21,250 in any calendar year. The purchase price for ADSs purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's ADSs on the first day of each applicable Offering Period and on the last day of such Offering Period.

        1996 French Employee Savings Plan. The Company's 1996 French Employee Savings Plan (the "Savings Plan"), which was approved by the Company's shareholders in October 1996, reserves a total of 150,000 Shares for issuance thereunder for a period of two years from the date of such approval. The Savings Plan permits eligible employees primarily to make contributions for purposes of purchasing shares in investment funds managed for the Company on behalf of employees, or to acquire Shares issued by the Company itself. The Savings Plan is intended to qualify as an Employee Savings Plan under Article 443-1 et. seq. of the French Labor Code. The Savings Plan is funded by an annual contribution made on behalf of employees from a special employee profit-sharing reserve, by voluntary contributions made by employees, by discretionary supplemental contributions made by the Company, and by the reinvestment of revenues and capital gains from investments in the Savings Plan prior to distribution. In accordance with the French Labor Code, voluntary contributions in any one calendar year for an eligible employee may not exceed 25% of such employee's gross annual salary. The price for Shares of the Company purchased under the Savings Plan is 80% of the mean of the fair market value of the Company's ADSs as quoted on the Nasdaq National Market in the twenty trading days preceding the Board of Directors' decision to issue Shares to eligible employees under the Savings Plan. Investments made on behalf of eligible employees may be distributed on the first day of the fourth month of the fifth fiscal year following the year in which investment fund shares or Shares of the Company were purchased. The Savings Plan is automatically renewed each year unless otherwise terminated by the Company.

        As of August 31, 1997 the Company had issued 10,666 and 8,323 Shares under the Purchase Plan and Savings Plan, respectively.


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

        Since July 1, 1994, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the share capital of the Company had or will have a direct or indirect material interest other than in the transactions described below.

        The directors of the Company include (a) a General Partner of an affiliate of Atlas Venture Europe Fund B.V., (b) the Chief Executive Officer of Eurocontinental (Managers) Limited, the manager of Eurocontinental Venture S.A. and (c) a General Partner of Oak Investment Partners, an affiliate of Oak Management Corporation.

        Prior to September 1996, Atlas Venture Europe Fund B.V., Eurocontinental Ventures S.A., and Oak Management Corporation were directors of the Company. In transactions between July 1, 1993 and June 30, 1996, Atlas Venture Europe Fund B.V., Eurocontinental Ventures S.A. and Oak Management Corporation, and affiliates thereof, purchased an aggregate of 1,834,912 Shares at a weighted average of FF 18.14 per share, including the conversion of the convertible bonds held by them and the exercise of rights for the purchase of additional Shares upon conversion in an aggregate of 1,419,854 Shares.

        In March 1995, the Company entered into a co-operation agreement with 02 Technology S.A., and Simulog S.A., with respect to the development of a software program. Mr. Jean-Francois Abramatic and Mr. Marc Fourrier, currently directors of the Company, and Mr. Alain Bensoussan, formerly the Chairman and Chief Executive Officer of the Company, were directors of 02 Technology S.A. at the time of entering into such agreement, and Mr. Haren, currently the Chairman and Chief Executive Officer of the Company, was also a director of Simulog at the time of entering into such agreement.

        In June 1995, the Company entered into a research agreement with INRIA relating to the development of a software program. Mr. Jean-Francois Abramatic, currently a director of the Company, and Mr. Alain Bensoussan, formerly the Chairman and Chief Executive Officer of the Company, were directors of INRIA at the time of entering into such agreement.

        In February 1996, the Company entered into an agreement with INRIA with respect to the porting of ILOG Views on Macintosh/PC in the context of the implementation of Internet multimedia tools. Also in February 1996, Mr. Jean-Francois Abramatic, a director of the Company, who is also a director of INRIA, entered into a consulting agreement with the Company with respect to the Company's Internet strategy. Pursuant to the agreement, Mr. Abramatic provides consulting services to the Company one day per month for a period of one year with a remuneration of FF 7,000 per day.

        In January 1997, the Company's U.S. subsidiary extended a loan in the amount of $75,000 to Mr. Edouard Efira, the Executive Vice President, Business Development of the Company. The loan yields interest at a rate of 5.63% and is payable on January 21, 1998.

        On August 20, 1997 the Company acquired the business of CPLEX Optimization, Inc., ("CPLEX") for which it issued 1,700,000 shares, paid $15,000,000 in cash and issued three promissory notes in an aggregate amount of $5,000,000 to CPLEX. Of the 1095 outstanding shares of CPLEX, Robert Bixby, a director of the Company, holds 558; Todd Lowe, a director of the Company, holds 215; and Janet Lowe, the spouse of Todd Lowe, holds 322.

        In the context of the acquisition by the Company of the business of CPLEX on August 20, 1997, the Company issued three promissory notes to CPLEX in an aggregate principal amount of $5.0 million repayable over four years and incurring interest at a rate of 6.39% per annum. Following the acquisition the promissory notes were assigned among Todd Lowe, a director of the Company, for a principal amount of $981,735, Robert Bixby, a director of the Company, for a principal amount of $2,547,945 and Janet Lowe, Marketing Director, CPLEX Business and spouse of Todd Lowe for a principal amount of $1,470,320.

        In the context of the acquisition by the Company of CPLEX, the Company's subsidiary ILOG, Inc., entered into employment agreements dated August 20, 1997 with each of Todd Lowe, Robert Bixby and Janet Lowe. The Employment Agreement of each of Todd Lowe, Janet Lowe and Robert Bixby has a three year term. Although such employment is in each case at will, if the Company terminates any of such employees' employment other than for cause or if such employee dies or becomes disabled, then such employee's stock options shall continue to vest and such employee's salary and bonus will continue to be paid for the employment term. Mr. Lowe was granted options for the purchase of 200,000 shares and his annual salary is $150,000 plus a target bonus of $50,000. Janet Lowe was granted options for the purchase of 200,000 shares and her annual salary is $100,000 plus a target bonus of $30,000. Mr. Bixby was granted options for the purchase of 400,000 shares and his annual salary is $135,000 plus a bonus to be determined annually.

        In the context of the acquisition by the Company of CPLEX, the Company, pursuant to a Technology Access Letter granted to Robert Bixby certain continued access and rights to the CPLEX software and technology including personal access to the source code for a limited period; the right to request the Company to grant non-transferable object code licenses to academic institutions for research promotions; the right to request the Company to grant non-transferable object code licenses to Rice University with updates; and the right of perpetual access to the problem test bed (the collection of proprietary problems existing at the time of termination of Dr. Bixby's employment). Such access and rights were granted subject to protection of the Company's confidential information and their being for research and academic purposes only.

        The Company believes that the terms of each of the foregoing transactions were as favorable to the Company as the terms that would have been available from unaffiliated third parties.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

        Not  applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

        Not Applicable

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

        Not Applicable

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

        Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

        See pages F-1 through F-19.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

        (A)    Financial Statements

        The following financial statements and schedules, together with the report of Ernst & Young LLP thereon, are filed as part of this annual report:

               Independent Auditors' Report
               Consolidated Balance Sheets
               Consolidated Statements of Operations
               Consolidated Statements of Shareholders' Equity
               Consolidated Statements of Cash Flows
               Notes to Consolidated Financial Statements
               Schedule II to Financial Statements (Financial statement schedules I, III, IV and V are omitted as the information is not required, is not applicable or the information is presented in the financial statements or related notes thereto)

        (B)    Exhibits

 EXHIBIT
 NUMBER                              EXHIBITS
--------    --------------------------------------------------------------------
   1.1      Statuts (charter) of the Company (English translation).*

   2.1      Asset Purchase Agreement by and among ILOG S.A., ILOG, Inc., CPLEX
            Optimization, Inc., Todd Lowe, Janet Lowe and Robert Bixby dated as of August 4, 1997.

   3.2      Supplemental Deposit Agreement dated as of August 20, 1997.

   3.1      Form of Deposit Agreement, dated as of February 13, 1997, among
            ILOG, S.A., Morgan Guaranty Trust Company of New York, as
            Depositary, and holders from time to time of American Depositary
            Shares issued thereunder (including as an exhibit, the form of American Depositary Receipt).*

   4.1      Summary Description of ILOG 1989 Stock Option Plan.*

   4.2      Summary Description of ILOG 1992 Stock Option Plan.*

   4.3      ILOG 1996 Stock Option Plan.*

   4.4      ILOG 1996 International Employee Stock Purchase Plan.*

   4.5      ILOG 1996 French Employee Savings Plan (English Translation).*

   4.6 INRIA "Le-LISP" version 16 License Agreement between the Registrant and INRIA dated September 2, 1993 (English summary).*

   4.7      Agreement with Sunsoft, Inc. dated March 11, 1996.*

   4.8      License Agreement between Thomson -- CSF, System-logiciel and the
            Registrant dated January 14, 1991 (English summary).*

   4.9      Collaborative Information Technology Research Institute (CITRI)
            License Agreement between the Registrant and Royal Melbourne
            Institute of Technology, and the University of Melbourne as participants in CITRI, dated June 24, 1996.*

   4.10     Consulting Agreement between the Registrant and Jean-Francois
            Abramatic (English summary).*

   4.11     Associated Agreement between the Registrant and BULL, S.A. dated
            February 9, 1995.*

   4.12 Co-operation Agreement between the Registrant and 02, Technology dated December 1995.*

   4.13     Co-operation Agreement between the Registrant and SIMULOG, dated
            March 13, 1995.*

   4.14     Co-operation Agreement between the Registrant and INRIA dated June
            14, 1995.*

   4.15     Lease of premises, Gentilly, France (English summary).*

   4.16     Lease of premises, Mountain View, CA.*

   4.17     Lease of premises, Singapore.*

   4.18     Lease of premises, Sophia-Antipolis (English summary).*

   4.19     Bank Credit Agreement between the Registrant and Banque Nationale de
            Paris dated October 30, 1995 (English Summary).*

   4.20 Promissory Note between the Company and CPLEX Optimization, Inc., dated August 20, 1997.

   4.21 Promissory Note between the Company and CPLEX Optimization, Inc., dated August 20, 1997.

   4.22 Promissory Note between the Company and CPLEX Optimization, Inc., dated August 20, 1997.

   4.23     Employment Agreement between ILOG, Inc. and Todd Lowe dated August
            20, 1997.

   4.24     Employment Agreement between the Company and Janet Lowe dated August
            20, 1997.

   4.25     Employment Agreement between the Company and Robert Bixby dated
            August 20, 1997.

 EXHIBIT
 NUMBER                              EXHIBITS
--------    --------------------------------------------------------------------
  4.26      Technology Access Letter between the Company and Robert Bixby dated
            August 20, 1997.

  11.1      Computation of earnings per share.*

  12.1      Subsidiaries of the Company.*

  13.1      Consent of Ernst & Young Audit, Independent Auditors.

------------------

* Incorporated by reference to the Registration Statement (Registration Statement No. 333-6322) on Form F-1 effective on February 13, 1997.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ILOG S.A.

                                        By: /s/  Roger D.  Friedberger
                                            ------------------------------------
                                            Roger D.  Friedberger
                                            Chief Financial Officer
Dated: September 30, 1997

                                    ILOG S.A.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets............................................... F-3
Consolidated Statements of Operations..................................... F-4
Consolidated Statements of Shareholders' Equity........................... F-5
Consolidated Statements of Cash Flows..................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                          INDEPENDENT AUDITORS' REPORT

The Directors ILOG S.A.

  We have audited the accompanying consolidated balance sheets of ILOG S.A. and subsidiaries as of June 30, 1996 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of June 30, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with accounting principles generally accepted in the United States.

                                        ERNST & YOUNG Audit



                                        /s/  Deborah Choate
                                        ----------------------------------------
                                        Represented by
                                        Deborah Choate

Paris, France
July 23, 1997, except for Notes 5 and 11
for which the date is August 20, 1997

                                    ILOG S.A.

                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)


                                                                June 30,
                                                         ----------------------
                                                           1996          1997
                                                         --------      --------
                                     ASSETS
Current assets:
  Cash and cash equivalents ........................     $  4,977      $ 26,037
  Accounts receivable (less allowance for doubtful
    accounts of $290 and $273 at June 30, 1996 and
    1997, respectively) ............................        8,453         9,740
  Value-added tax collectible on accounts receivable          834         1,016
  Research and development grants receivable .......          916           274
  Other receiveables ...............................          436           540
  Prepaid expenses .................................          656           657
                                                         --------      --------
          Total current assets .....................       16,272        38,264
Property and equipment .............................        5,956         6,746
  Less accumulated depreciation and amortization ...       (3,379)       (3,978)
                                                         --------      --------
  Property and equipment-net .......................        2,577         2,768
Other assets .......................................          236           276
                                                         --------      --------
          Total assets .............................     $ 19,085      $ 41,308
                                                         ========      ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Lines of credit ..................................     $    646      $  1,300
  Accounts payable and accrued expenses ............        3,755         4,001
  Accrued compensation .............................        2,836         3,066
  Value-added tax payable ..........................          919           732
  Current portion of interest-free loans ...........          248           362
  Current portion of bank loan .....................          218            --
  Current portion of capitalized lease obligations .          455           521
  Deferred revenue .................................        2,136         3,165
                                                         --------      --------
          Total current liabilities ................       11,213        13,147
Convertible bonds ..................................        4,272            --
Long-term portion of interest-free loan ............        1,433           841
Long-term portion of capitalized lease obligations .          574           293
Other long-term liabilities ........................          357            --
                                                         --------      --------
          Total liabilities ........................       17,849        14,281

Commitments and contingencies

Shareholders' equity:
  Shares, FF 4.00 nominal value; 6,947,649 and
    10,959,622 shares issued and outstanding at
    June 30, 1996 and 1997 , respectively ..........        5,024         7,838
  Additional paid-in capital .......................        3,941        30,560
  Accumulated deficit ..............................       (8,726)      (11,349)
  Cumulative translation adjustment ................          997           (22)
                                                         --------      --------
          Total shareholders' equity ...............        1,236        27,027
                                                         --------      --------
          Total liabilities and shareholders' equity     $ 19,085      $ 41,308
                                                         ========      ========


                        See notes to consolidated financial statements

                                    ILOG S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)


                                                   Year Ended June 30,
                                      ---------------------------------------------
                                         1995             1996             1997
                                      -----------      -----------      -----------
Revenues:
  License fees ..................     $    12,233      $    18,848      $    22,553
  Services ......................           5,523            7,166           10,772
                                      -----------      -----------      -----------
                                           17,756           26,014           33,325
Cost of revenues:
  License fees ..................             677            1,050              801
  Services ......................           3,615            4,458            5,962
                                      -----------      -----------      -----------
                                            4,292            5,508            6,763
                                      -----------      -----------      -----------
Gross profit ....................          13,464           20,506           26,562
Operating expenses:
  Marketing and selling .........           7,726           17,227           21,451
  Research and development ......           2,926            4,437            4,566
  General and administrative ....           2,842            3,554            4,292
                                      -----------      -----------      -----------
      Total operating expenses ..          13,494           25,218           30,309
                                      -----------      -----------      -----------
Loss from operations ............             (30)          (4,712)          (3,747)
                                      -----------      -----------      -----------
Interest expense ................            (261)            (342)            (246)
Interest income .................             110               47              334
Foreign exchange gain (loss) ....            (179)              36                2
Other ...........................             (22)              --            1,034
                                      -----------      -----------      -----------
                                             (352)            (259)           1,124
                                      -----------      -----------      -----------
Loss before income taxes ........            (382)          (4,971)          (2,623)
Income taxes ....................              --               --               --
                                      -----------      -----------      -----------
Net loss ........................     $      (382)     $    (4,971)     $    (2,623)
                                      ===========      ===========      ===========
Net loss per share ..............     $     (0.06)     $     (0.73)     $     (0.31)
                                      ===========      ===========      ===========
Shares and share equivalents used
in per share calculations .......       6,454,433        6,855,181        8,376,411
                                      ===========      ===========      ===========



                 See notes to consolidated financial statements

                                    ILOG S.A.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        (IN THOUSANDS EXCEPT SHARE DATA)


                                                           Shares          ADDITIONAL                 CUMULATIVE
                                                  ---------------------     PAID-IN    ACCUMULATED    TRANSLATION  SHAREHOLDERS'
                                                    Shares       Amount     CAPITAL      DEFICIT       ADJUSTMENT     EQUITY
                                                  ----------     ------     -------    -----------    -----------  -------------
Balance July 1, 1994............................   5,428,213     $3,868     $  (251)     $ (3,373)      $   605       $   849
  Options exercised.............................      78,125         58          12                                        70
  Conversion of bonds...........................     400,000        299         450                                       749
  Issuance of shares............................     293,358        220         716                                       936
  Amortization of deferred stock compensation...                                 56                                        56
  Translation adjustment........................                                                            188           188
  Net loss......................................                                             (382)                       (382)
                                                  ----------     ------     -------      --------       -------       -------

Balance June 30, 1995...........................   6,199,695      4,445         983        (3,755)          793         2,466
  Options exercised.............................     116,377         90           7                                        97
  Issuance of shares............................     631,577        489       2,810                                     3,299
  Amortization of deferred stock compensation...                                141                                       141
  Translation adjustment........................                                                            204           204
  Net loss......................................                                           (4,971)                     (4,971)
                                                  ----------     ------     -------      --------       -------       -------

Balance June 30, 1996...........................   6,947,649      5,024       3,941        (8,726)          997         1,236
  Options exercised.............................      44,587         31          80                                       111
  Conversion of bonds...........................   1,329,986        933       3,355                                     4,288
  Issuance of shares............................   2,637,400      1,850      23,089                                    24,939
  Amortization of deferred stock compensation...                                 95                                        95
  Translation adjustment........................                                                         (1,019)       (1,019)
  Net loss......................................                                           (2,623)                     (2,623)
                                                  ----------     ------     -------      --------       -------       -------
Balance June 30, 1997...........................  10,959,622     $7,838     $30,560      $(11,$49)      $   (22)      $27,027
                                                  ==========     ======     =======      ========       =======       =======



                        See notes to consolidated financial statements

                                    ILOG S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS EXCEPT SHARE DATA)


                                                                        YEAR ENDED JUNE 30,
                                                                 ----------------------------------
                                                                  1995         1996          1997
                                                                 -------      -------      --------
Cash flows from operating activities:
Net loss ...................................................     $  (382)     $(4,971)     $ (2,623)
Adjustments to reconcile net loss to net cash used for
  operating activities:
  Depreciation and amortization of property and equipment ..         474        1,053           933
  Loss (gain) on sales of fixed assets .....................          21          120            (5)
  Increase (decrease) in cash from:
     Accounts receivable ...................................        (312)      (3,988)       (1,990)
     Value-added tax collectible on accounts receivable ....        (168)        (153)         (182)
     Research and development grants receivable ............        (497)           1           642
     Other receivables .....................................         355          393           382
     Prepaid expenses ......................................         521          (86)         (192)
     Accounts payable and accrued expenses .................         588        1,799           396
     Accrued compensation ..................................          57        1,124           484
     Deferred revenue ......................................        (892)         749         1,010
     Value-added tax payable ...............................          74          280          (114)
     Other .................................................          66           89          (117)
                                                                 -------      -------      --------
          Net cash used for operating activities ...........         (95)      (3,590)       (1,376)
                                                                 -------      -------      --------
Cash flows from investing activities:
     Purchases of property and equipment ...................        (732)      (1,500)       (1,124)
     Proceeds from sale of property and equipment ..........           7            2            --
                                                                 -------      -------      --------
          Net cash used for investing activities ...........        (725)      (1,498)       (1,124)
                                                                 -------      -------      --------
Cash flows from financing activities:
  Proceeds from loans ......................................         799        1,143           768
  Repayment of loans .......................................        (903)        (174)         (810)
  Principal payments on capital lease obligations ..........        (252)        (391)         (516)
  Proceeds from convertible bonds ..........................       4,242           --            --
  Cash proceeds from sale of shares ........................       1,006        3,396        25,050
                                                                 -------      -------      --------
          Net cash provided by financing activities ........       4,892        3,974        24,492
                                                                 -------      -------      --------
Effect of exchange rate changes on cash and cash equivalents        (188)         945          (930)
                                                                 -------      -------      --------
Net increase (decrease) in cash and cash equivalents .......       3,884         (169)       21,060
Cash and cash equivalents, beginning of  period ............       1,262        5,146         4,977
                                                                 -------      -------      --------
Cash and cash equivalents, end of  period ..................     $ 5,146      $ 4,977      $ 26,037
                                                                 =======      =======      ========



                 See notes to consolidated financial statements

                                    ILOG S.A.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

        ILOG S.A. (the "Company") is organized as a societe anonyme, or limited liability company, under the laws of the Republic of France. The Company was founded in 1987.

        The Company develops, markets and supports advanced software class libraries for user interface, resource optimization and data services functions that are fundamental to the development of strategic business applications. The Company's object oriented libraries are used in all development stages, from conceptual modeling to final delivery, of C, C++ and Java compiled applications. The Company's products are distributed through its direct sales force as well as by distributors, ISVs, and VARs.

Basis of presentation and principles of consolidation

        The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

        The accompanying consolidated financial statements include the Company and its subsidiaries in the United States, Singapore, the United Kingdom, Spain and Germany after eliminating intercompany accounts and transactions.

Foreign currency translation

        The reporting currency of the Company and its subsidiaries is the United States dollar.

        In accordance with Statement of Financial Accounting Standards No. 52, all assets and liabilities in the balance sheets of entities whose functional currency, which generally is the local currency, is other than the United States dollar are translated into dollar equivalents at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical exchange rates.

        Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net loss. The Company has not undertaken hedging transactions to cover its currency translation exposure.

Revenue recognition

        The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 91-1 on software revenue recognition.

        License fees are earned under software license agreements with end users and distributors and are recognized upon shipment if no significant vendor obligations remain and collection of the resulting receivable is deemed probable.

        Service revenues are derived from consulting and training services and fees earned under annual maintenance agreements for providing updates, on an "if and when available" basis, for existing software products, user documentation and technical support. Maintenance revenue is recognized ratably over the term of such agreements. If such services are included in the initial licensing fee, the value of the services is unbundled and recognized ratably over the related service period.

Concentration of risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

        The Company has cash investment policies that limit investments to short-term low risk instruments. The Company's cash is held principally in French francs and concentrated primarily in one major French bank.

        The Company sells its products to customers in a variety of industries in Europe, North America and Asia. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management's expectations. The Company generally requires no collateral, but does request letters of credit as collateral in certain circumstances.

Cash equivalents and investments

        The Company considers all highly liquid investments with insignificant interest risk and purchased with an original maturity of three months or less to be cash equivalents; cash equivalents include marketable securities which are principally money market funds certificates of deposits, and commercial paper. The cost associated with such securities approximates fair market value.

        Effective in January 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) which creates certain classification categories for such investments, based on the nature of the securities and the intent and investment goals of the Company. The cumulative effect as of January 1, 1994 of adopting SFAS 115 is considered to be immaterial.

        Under SFAS 115, investments are classified as held-to-maturity or available-for-sale at the time of purchase and periodically such designation is reevaluated. Held-to-maturity securities are stated at amortized cost with corresponding premium or discounts amortized over the life of the investment to interest income. Debt securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair value. Unrecognized gain or losses on available-for-sale securities are included, net of tax, in equity until their disposition. Realized gains and losses and decline in value judged to be other-than-temporary on available-for-sale securities are included in interest income.
The cost of securities sold is based on the specific identification method.

Fair value of financial instruments

        At June 30, 1996 and 1997, the carrying values of current financial instruments such as cash, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. At June 30, 1996 and 1997, the fair value of long-term debt was $6,859,000 and $777,000 respectively, compared to book values of $5,705,000 and $841,000 respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

Net loss per share

        Primary net loss per share amounts are computed using the weighted average number of shares and equivalent shares from stock options (using the treasury stock method). Equivalent shares are excluded from the computation if their effect is anti-dilutive except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, shares and equivalent shares issued by the Company at prices below the initial public offering price during the twelve-month period prior to the initial public offering date have been included in the calculation as if they were outstanding for all periods prior to the offering date (using the treasury stock method and the assumed initial public offering price).

        The computation of fully diluted net loss per share, which takes into consideration the potential dilutive effect of convertible debt, was antidilutive in each of the periods presented; therefore, only primary earnings per share is presented. None of the convertible debt issuances has been considered as common stock equivalents as the effective yield of such convertible debt on the date of issuance exceeded 66 2/3% of the then current average Aa corporate bond yield.

        All share and per share amounts have been restated to reflect a 5-for-2 stock split that took place in December 1995.

        In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is not expected to result in any change in primary earnings per share for the years ended June 30, 1997 and June 30, 1996 since losses have been reported in both periods and stock options were excluded from the calculation as described above.

Property and equipment

        Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:


Computer equipment and purchased software......  1-3 years
Furniture and other equipment..................  4-8 years
Leasehold improvements.........................  10 years, or lease term if less

        Amortization of capitalized leased equipment is included in depreciation expense.

        In 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. SFAS 121 is effective for fiscal years beginning after December 15, 1996. The impact of the adoption of SFAS 121 was not material to the Company's financial position or results of operations.

Software development costs

        In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", the Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require management's judgment with respect to certain external factors, including, but not limited to, anticipated future gross license revenues, estimated economic life and changes in software and hardware technology. As of June 30, 1996 and 1997, such capitalizable costs were insignificant. Accordingly, the Company has not capitalized such costs but has charged all such costs to research and development expense in the accompanying statements of operations.

Research and development grants

        The Company receives financial support for various research projects from public institutions. Such support is recorded as a reduction of research and development expenses in the periods when the projects are undertaken, the related expenses have been incurred and the funding has been definitively acquired. Financial support of $2,321,000, $2,549,000, $388,000 received in the years ended June 30, 1995, 1996 and 1997, has been recorded as reductions to the related research and development expenses in each such year.

Income taxes

        In accordance with Statement of Financial Accounting Standards No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Employee stock option plans

        The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation". SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. As permitted by SFAS 123, the Company has elected to continue to account for its employee stock option plans in accordance with the provisions of APB 25 and to adopt only the disclosure provisions of SFAS 123. Accordingly, adoption of SFAS 123 in the year ended June 30, 1997 did not have any material impact on the results of operations or the financial position of the Company.

2.      CASH AND CASH EQUIVALENTS

        Cash and cash equivalents, all of which are classified as available-for-sale securities, include:


                                                                  JUNE 30,
                                                             ------------------
                                                              1996       1997
                                                             ------     -------
                                                               (IN THOUSANDS)
Cash held at bank.........................................   $4,832     $ 1,617
Cash equivalents..........................................      145      24,420
                                                             ------     -------
                                                             $4,977     $26,037
                                                             ======     =======

        Gross realized gains and losses on sales of available-for-sale securities during 1995, 1996 and 1997 were immaterial. There was no unrealized gain or loss at June 30, 1996 or 1997.

        As of June 30, 1996 and 1997 all cash equivalents have contractual maturities of less than one year.

3.      PROPERTY AND EQUIPMENT

        Property and equipment includes:


                                                                  JUNE 30,
                                                            -------------------
                                                             1996        1997
                                                            -------     -------
                                                               (IN THOUSANDS)
Computer equipment and purchased software...............    $ 4,636     $ 5,035
Furniture and other equipment...........................      1,250       1,658
Leasehold improvements..................................         70          53
                                                            -------     -------
                                                              5,956       6,746
Accumulated depreciation and amortization...............     (3,379)     (3,978)
                                                            -------     -------
                                                            $ 2,577     $ 2,768
                                                            =======     =======


        Equipment purchased under capital leases in the years ended June 30, 1996 and 1997 totaled $636,000 and $393,000, respectively. The cost of such equipment included in property and equipment at June 30, 1996 and 1997 totaled $2,667,000, and $2,447,000, respectively. Accumulated amortization of this equipment totaled $1,600,000 and $1,570,000 at June 30, 1996 and 1997, respectively.

4.      DEBT

        The following table presents a summary of the Company's debt:


                                                                JUNE 30,
                                                            -----------------
                                                             1996       1997
                                                            ------     ------
                                                              (IN THOUSANDS)
SHORT-TERM DEBT:
Lines of credit .......................................     $  646     $1,300
Current portion of interest-free loans from French
  government agencies, denominated in French francs ...        248        362
Current portion of bank loan, bearing interest at 9.0%,
  payable in installments through 1997,
  denominated in  French francs .......................        218         --
Current portion of capital lease obligation ...........        455        521

LONG-TERM DEBT:
Convertible bonds, denominated in French francs .......     $4,272     $   --
Long-term portion of interest-free loans from French
  government agencies, denominated in French francs ...      1,433        841

Long-term portion of capital lease obligation .........        574        293
                                                            ------     ------
Total long-term debt, less current portion ............     $6,279     $1,134
                                                            ======     ======


        The Company has lines of credit with a French bank allowing for a maximum borrowing of FF 20,000,000 (approximated $3,400,000) at June 30, 1997. The lines of credit bear interest at the Paris Interbank Offering Rate plus 1.5% which corresponded to effective rates of 5.3% and 4.9% at June 30, 1996 and 1997, respectively. The amounts outstanding under these lines at June 30, 1997 were denominated in French francs, U.S. dollars, pounds sterling, Singapore dollars and Spanish pesetas.

        In December 1994, the Company issued convertible bonds for FF 22,000,000 which were convertible at the holders' option into 1,290,776 shares at any time during the five-year term of the debt. The debt earned interest at 5.5% per year, payable upon repayment of the debt or at the conversion date. The related accrued interest at June 30, 1995 and 1996 is included in other long-term liabilities. These bonds and related accrued interest were converted into shares at the time of the Company's initial public offering in February 1997.

        The Company has received interest-free loans from Anvar, an agency of the French government that provides financing to French companies for research and development, and the French Ministry of Trade and Industry. Repayment of the loans, except for a required minimum payment of $291,000 which is due in March 1998, is contingent upon the technical and commercial success of the research programs to which they relate.

        Future payments of long-term debt, excluding capitalized lease obligations, for the years ending June 30 are as follows (in thousands):


               1998                                   $362
               1999                                    340
               2000                                    367
               2001                                    107
               2002                                      0
               Thereafter                               27

        Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):


               1998.............................................    $  558
               1999.............................................       217
               2000.............................................        86
                                                                    ------
               Total minimum lease payments.....................       861
               Less amount representing interest................      (47)
                                                                    ------
               Present value of net minimum lease payments......       814
               Less current portion.............................     (521)
                                                                    ------
               Long-term portion................................    $  293
                                                                    ======

        Interest paid in the years ended June 30, 1995, 1996 and 1997 totaled $524,000, $529,000 and $548,000 respectively.

5.      SHAREHOLDERS' EQUITY

General

        At June 30 1997, the issued and outstanding share capital of the Company consisted of 10,959,622 shares with a nominal value of FF 4.00.

        In February 1997, the Company issued 2,500,000 shares at $11.00 per share in connection with its initial public offering in the United States. Simultaneously with this offering, holders of convertible bonds described in
Note 4 elected to convert the bonds and accrued interest thereon into 1,329,986 shares and to exercise their rights to purchase 129,077 additional shares, as described below.

        In June 1996, 631,577 shares were issued in a rights offering for cash of FF27.00 ($5.22) per share, resulting in total proceeds of $3,299,000. As a result of the rights offering, holders of convertible bonds obtained the right to purchase an additional 129,077 shares in the event of conversion of the bonds.

        In November 1994, 293,358 shares were issued for cash of FF17.00 ($3.19) per share, resulting in total proceeds of $936,000. In December 1994, 400,000 shares were issued upon conversion of $749,000 in convertible bonds.

Preemptive subscription rights

        Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by the Company for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Dividend rights

        Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company's statuts. The Company has not distributed any dividends since its inception and had no distributable retained earnings at June 30, 1997. The accumulated deficit for statutory purposes totaled $2,900,000 at June 30, 1997.
Dividend distributions, if any, will be made in French francs.

Stock options

        Stock options have been granted to employees under the Company's 1987, 1989, 1992, 1994 and 1996 stock option plans. Generally, options vest over four years from, and expire between five to ten years after, the date of hire or grant. Differences between the exercise price of the options and the estimated fair value of the underlying shares are recorded as compensation expense and amortized over the vesting period, and result in an increase in additional paid-in capital being recorded as the expense is recognized. During the years ended June 30, 1995, 1996 and 1997, the Company recorded compensation expense related to options of $56,000, $141,000 and $95,000, respectively. The Company will record an aggregate compensation expense of approximately $300,000 over the related vesting period of these options in future years.

        A summary of activity under the option plans is as follows:


                                 SHARES           OPTIONS     WEIGHTED AVERAGE     WEIGHTED AVERAGE
                              RESERVED FOR      GRANTED AND    Exercise Price in   Exercise Price in
                              FUTURE GRANTS     OUTSTANDING      French Francs       U.S. Dollars
                              ----------------------------------------------------------------------
Balances at July 1, 1994         364,638           349,925            3.24              0.59
  Options authorized ....        500,000                --              --                --
  Options granted .......       (584,000)          584,000            9.81              1.89
  Options exercised .....             --           (78,125)           4.66              0.90
  Options canceled ......          6,875            (6,875)           9.00              1.74
                                --------        ----------           -----              ----
Balances at June 30, 1995        287,513           848,925            8.00              1.54
  Options authorized ....        600,000                --              --                --
  Options granted .......       (417,531)          417,531           18.93              3.77
  Options exercised .....             --          (116,377)           4.17              0.83
  Options canceled ......        176,688          (176,688)           9.5               1.89
                                --------        ----------           -----              ----
Balances at June 30, 1996        646,670           973,391           13.13              2.62
  Options authorized ....        200,000                --              --                --
  Options granted .......       (397,385)          397,385           31.60              5.80
  Options ...............             --           (44,587)          13.63              2.50
  Options canceled ......         42,185           (42,185)          22.54              4.14
                                --------        ----------           -----              ----
Balances at June 30, 1997        491,470         1,284,004           18.88              3.46
                                ========        ==========           =====              ====

        At June 30, 1995, 1996 and 1997, 150,000, 175,845 and 335,514,
respectively, of the foregoing options were exercisable at weighted average exercise prices of FF 8.00 ($1.54), FF 7.21 ($1.44) and FF 10.20 ($1.87),
respectively. Exercise prices for options outstanding as of June 30, 1997 ranged from FF 1.16 to FF 35.00 ($0.20 to $6.47). The weighted average remaining contractual life of those options is 6.6 years.

        On August 20, 1997 the number of shares reserved for option grants was increased by 1,600,000 shares, of which 1,100,000 were granted on that date at an exercise price of FF36.84 ($5.94).

        The Company has elected to follow APB 25 in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying shares of the date of grant, compensation expense is recognized.

        Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 1997 and 1996, respectively: risk-free interest rates of 4%, dividend yield of 0%; volatility factors of the expected market price of the Company's ordinary shares of .47; and a weighted-average expected life of the option of 5 years.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because the changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the vesting period of the options. The Company's pro forma information follows (in thousands except for loss per share information):


                                                               1996                1997
-----------------------------------------------------------------------------------------
Pro forma net loss                                           $(4,920)            $(3,428)
Pro forma loss per share                                     $ (0.72)            $ (0.41)
-----------------------------------------------------------------------------------------

        The weighted-average fair value of options granted during 1997 and 1996 was as follows:


                                                               1996                1997
----------------------------------------------------------------------------------------
Options whose exercise price equaled market price of the
   underlying shares on the grant date                        $3.42                $4.95
Options whose exercise price was less than the market
   price of the underlying shares on the grant date           $4.92                $3.30
----------------------------------------------------------------------------------------

        In December 1996, the French parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, approximately 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the shares before a five-year period following the grant of the option. The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options exercised after January 1, 1997 by persons whose salary is subject to French social contribution.

        The Company has not recorded a liability for social charges which may be assessed for options granted as of June 30, 1997 as any liability, being dependent on future trading values of the Company's shares and the timing of optionees' decisions to exercise options and sell the related shares, cannot be estimated.

Employee Stock Purchase Plan

        In March 1997, the Company implemented the 1996 International Employee Stock Purchase Plan and the 1996 French Employee Savings Plan, as authorized by the shareholders in October 1996. Up to 150,000 per Plan have been reserved for issuance to employees pursuant to the terms of these Plans, of which 8,323 were issued under the 1996 French Employee Savings Plan during the year ended June 30, 1997.

6.      INCOME TAXES

        For financial reporting purposes, income (loss) before income taxes (benefit) includes the following components:


                                                    YEAR ENDED JUNE 30,
                                            -----------------------------------
                                             1995          1996          1997
                                            -------       -------       -------
                                                       (IN THOUSANDS)
France...................................   $ 1,522       $(1,756)      $   952
United States............................    (1,594)       (1,545)       (2,622)
Rest of the world........................      (310)       (1,670)         (953)
                                            -------       -------       -------
   Total.................................   $  (382)      $(4,971)      $(2,623)
                                            =======       =======       =======

        Due to the Company's loss position in all countries, no current income tax has been recorded.

        A reconciliation of income taxes computed at the French statutory rate (36.7%) to the income tax benefit is as follows:


                                                             YEAR ENDED JUNE 30,
                                                        -----------------------------
                                                         1995       1996       1997
                                                        ------     -------     -----
                                                                (IN THOUSANDS)
Income tax expense (benefit) computed at the French
  statutory rate....................................    $ (140)    $(1,822)    $(956)
Operating losses not utilized.......................       698       1,822       956
Use of operating losses whose benefits were not
  previously recognized.............................      (558)         --        --
                                                        ------     -------     -----
      Total income taxes............................    $   --     $    --     $  --
                                                        ======     =======     =====

        Significant components of the Company's deferred tax assets and liabilities consist of the following:


                                                                  JUNE 30,
                                                             ------------------
                                                              1996       1997
                                                             -------    -------
                                                               (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards.......................    $ 3,467    $ 4,300
  Provisions and accruals not currently deductible.......        493        116
  Other..................................................        223        501
                                                             -------    -------
                                                               4,183      4,917
Valuation allowance......................................     (4,183)    (4,917)
                                                             -------    -------
Net deferred taxes.......................................    $    --    $    --
                                                             =======    =======

        Due to its history of losses, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering 100% of its net deferred tax assets.

        As of June 30, 1997, the Company had French net operating loss carryforwards of approximately $2,133,000, of which $1,359,000 have no expiration date. The remaining $774,000 of net operating loss carryforwards, if not utilized, will expire in the year 2001. The Company has U.S. net operating loss carryforwards for federal and state tax purposes of approximately $7,000,000 and $3,000,000, respectively, that expire in the years 1999 through 2012. The Company has U.K. net operating losses of approximately $1,400,000 which have no expiration date. The Company also has net operating loss carryforwards totaling approximately $1,400,000 in various other jurisdictions.

        The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

7.      EMPLOYEE RETIREMENT PLANS

        The Company contributes to pensions for personnel in France in accordance with French law by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligation at June 30, 1996 and 1997 was immaterial.

8.      OPERATING LEASE COMMITMENTS

        The Company leases its facilities and certain equipment under operating leases that expire through 2004. Future minimum lease payments under operating leases due for the fiscal years ending June 30 are as follows (in thousands):


        1998...............................................    $1,423
        1999...............................................     1,156
        2000...............................................       854
        2001...............................................       854
        2002 and thereafter................................     2,589

        Rental expense for the years ended June 30, 1995, 1996 and 1997 was approximately $956,000, $1,479,000 and $1,329,000, respectively.

9.      OTHER INCOME (EXPENSE)

        During the year ended June 30, 1997, the Company received a $1,096,000 grant from an agency of the French government related to the Company's establishment of subsidiaries outside of France which has been recorded in Other income (expense).

10.     INDUSTRY AND GEOGRAPHIC INFORMATION

        The Company and its subsidiaries operate in one industry segment: the development, marketing and support of advanced software class libraries for certain user interface, resource optimization and data services functions that are fundamental to the development of strategic business applications.

        Information about the Company's operations by geographic area is as follows (in thousands):


                                                                                    Europe,
                                                      United                       excluding
                                       France         States          Asia          France        Elimination    Consolidated
                                       ------         ------          ----          ------        -----------    ------------
1995
Net revenues:
  Customers ...................       $ 10,566        $ 3,210        $ 1,920        $ 2,060              --        $ 17,756
  Intercompany ................          2,597             --             --             --        $ (2,597)             --
                                        13,163          3,210          1,920          2,060          (2,597)         17,756

  Operating income (loss) .....          1,760         (1,590)           136           (336)             --             (30)
  Identifiable assets .........         19,371          1,329          1,150          1,378          (7,605)         15,623
  Capital expenditures ........            435            150            128             19              --             732
  Depreciation and amortization           (444)           (11)            (9)           (11)             --            (474)

1996
Net revenues:
  Customers ...................         12,780          7,423          2,419          3,392              --          26,014
  Intercompany ................          3,565             --             --             --          (3,565)             --
                                        16,345          7,423          2,419          3,392          (3,565)         26,014

  Operating loss ..............         (1,567)        (1,508)          (396)        (1,241)             --          (4,712)
  Identifiable assets .........         23,190          4,332          1,655          3,306         (13,398)         19,085
  Capital expenditures ........            349            507              7            637              --           1,500
  Depreciation and amortization           (778)          (130)           (49)           (96)             --          (1,053)

1997
Net revenues:
  Customers ...................         11,996          9,882          3,266          8,181              --          33,325
  Intercompany ................          4,371         (4,371)            --
                                        16,367          9,882          3,266          8,181          (4,371)         33,325

  Operating loss ..............           (374)        (2,489)          (797)           (87)         (3,747)
  Identifiable assets .........         46,487          4,528          2,022          3,261         (14,990)         41,308
  Capital expenditures ........            107            442            486             89              --           1,124
  Depreciation and amortization           (337)          (288)          (111)          (197)             --            (933)

        Intercompany sales between geographic regions are accounted for at cost plus a gross margin.

11.     SUBSEQUENT EVENT

        On August 20, 1997, the Company acquired the business of CPLEX Optimization, Inc. in exchange for 1,700,000 shares of the Company, $15,000,000 in cash and four-year promissory notes totaling $5,000,000. This transaction is being accounted for as a purchase.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                    ILOG S.A.


              COL. A                      COL.B                COL.C                   COL. D         COL. E
-----------------------------------------------------------------------------------------------------------------
                                                             Additional
-----------------------------------------------------------------------------------------------------------------
                                                                    Charged to
                                         Balance at    Charged to      Other
            Description                  Beginning     Costs and     Accounts--     Deductions--   Balance at End
                                         of Period     Expenses       Describe       Describe        of Period
-----------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30, 1995:
  Reserves and allowances deducted
  from asset accounts:
    Allowance for doubtful accounts       $36,000        $3,000                                       $39,000

YEAR ENDED JUNE 30, 1996:
  Reserves and allowances deducted
  from asset accounts:
    Allowance for doubtful accounts       $39,000      $251,000                                      $290,000

YEAR ENDED JUNE 30, 1997:
  Reserves and allowances deducted
  from asset accounts:
    Allowance for doubtful accounts      $290,000      $ 27,000                       $ 44,000       $273,000

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                              EXHIBITS
--------    --------------------------------------------------------------------
   1.1      Statuts (charter) of the Company (English translation).*

   2.1      Asset Purchase Agreement by and among ILOG S.A., ILOG, Inc., CPLEX
            Optimization, Inc., Todd Lowe, Janet Lowe and Robert Bixby dated as of August 4, 1997.

   3.2      Supplemental Deposit Agreement dated as of August 20, 1997.

   3.1      Form of Deposit Agreement, dated as of February 13, 1997, among
            ILOG, S.A., Morgan Guaranty Trust Company of New York, as
            Depositary, and holders from time to time of American Depositary
            Shares issued thereunder (including as an exhibit, the form of American Depositary Receipt).*

   4.1      Summary Description of ILOG 1989 Stock Option Plan.*

   4.2      Summary Description of ILOG 1992 Stock Option Plan.*

   4.3      ILOG 1996 Stock Option Plan.*

   4.4      ILOG 1996 International Employee Stock Purchase Plan.*

   4.5      ILOG 1996 French Employee Savings Plan (English Translation).*

   4.6 INRIA "Le-LISP" version 16 License Agreement between the Registrant and INRIA dated September 2, 1993 (English summary).*

   4.7      Agreement with Sunsoft, Inc. dated March 11, 1996.*

   4.8      License Agreement between Thomson -- CSF, System-logiciel and the
            Registrant dated January 14, 1991 (English summary).*

   4.9      Collaborative Information Technology Research Institute (CITRI)
            License Agreement between the Registrant and Royal Melbourne
            Institute of Technology, and the University of Melbourne as participants in CITRI, dated June 24, 1996.*

   4.10     Consulting Agreement between the Registrant and Jean-Francois
            Abramatic (English summary).*

   4.11     Associated Agreement between the Registrant and BULL, S.A. dated
            February 9, 1995.*

   4.12 Co-operation Agreement between the Registrant and 02, Technology dated December 1995.*

   4.13     Co-operation Agreement between the Registrant and SIMULOG, dated
            March 13, 1995.*

   4.14     Co-operation Agreement between the Registrant and INRIA dated June
            14, 1995.*

   4.15     Lease of premises, Gentilly, France (English summary).*

   4.16     Lease of premises, Mountain View, CA.*

   4.17     Lease of premises, Singapore.*

   4.18     Lease of premises, Sophia-Antipolis (English summary).*

   4.19     Bank Credit Agreement between the Registrant and Banque Nationale de
            Paris dated October 30, 1995 (English Summary).*

   4.20 Promissory Note between the Company and CPLEX Optimization, Inc., dated August 20, 1997.

   4.21 Promissory Note between the Company and CPLEX Optimization, Inc., dated August 20, 1997.

   4.22 Promissory Note between the Company and CPLEX Optimization, Inc., dated August 20, 1997.

   4.23     Employment Agreement between ILOG, Inc. and Todd Lowe dated August
            20, 1997.

   4.24     Employment Agreement between the Company and Janet Lowe dated August
            20, 1997.

   4.25     Employment Agreement between the Company and Robert Bixby dated
            August 20, 1997.

 EXHIBIT
 NUMBER                              EXHIBITS
--------    --------------------------------------------------------------------
  4.26      Technology Access Letter between the Company and Robert Bixby dated
            August 20, 1997.

  11.1      Computation of earnings per share.*

  12.1      Subsidiaries of the Company.*

  13.1      Consent of Ernst & Young Audit, Independent Auditors.

------------------

* Incorporated by reference to the Registration Statement (Registration Statement No. 333-6322) on Form F-1 effective on February 13, 1997.