Form 20-F/A
period 1997-06-30
ILOG SA
filed 1997-10-27
CIK 1031140

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                               AMENDMENT NO. 1

                                      TO

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

                                        ILOG S.A.

                                        By: /s/  Roger D.  Friedberger
                                            ------------------------------------
                                            Roger D.  Friedberger
                                            Chief Financial Officer
Dated: October 27, 1997

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