Form 20-F
period 1998-06-30
ILOG SA
filed 1998-10-01
CIK 1031140

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

  / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
  /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 1998
  / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

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

                  TITLE OF EACH CLASS:                           NAME OF EACH EXCHANGE ON WHICH REGISTERED:
- --------------------------------------------------------  --------------------------------------------------------
            American Depositary Shares, each
            Representing one Ordinary Share                                Nasdaq National Market
                    Ordinary Shares                                       Nasdaq National Market*

 * Not for trading, but only in connection with the American Depositary Shares.

                            ------------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None

                            ------------------------

    The number of outstanding shares of each of the issuer's classes of capital or common stock as of June 30, 1998 was 13,740,677 Ordinary Shares of FF 4.00 nominal value, including 9,116,548 American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one Ordinary Share.

    Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                       /X/ Yes                      / / No

    Indicate by check mark which financial statement item the registrant has elected to follow.

                    / / Item 17                   /X/ Item 18

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    Unless the context otherwise requires, references herein to "the Company" or to "ILOG" are to ILOG S.A. and its consolidated subsidiaries.

                            ------------------------

    The Company's name together with its logo is registered as a trademark in France, the United States and a number of other countries. This Annual Report on Form 20-F may also contain tradenames or trademarks of companies other than ILOG.

                            ------------------------

                                 EXCHANGE RATES

    ILOG publishes its financial statements in dollars. In this Annual Report on Form 20-F, references to "dollars" or "$" are to U.S. dollars and references to "francs" or "FF" are to French francs. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in dollars.

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

                                                                                       AVERAGE      END OF
YEAR ENDED JUNE 30,                                              HIGH        LOW       RATE(1)      PERIOD
- -------------------------------------------------------------  ---------  ---------  -----------  -----------
                                                                            (FRANCS PER DOLLAR)
1994.........................................................       6.06       5.41        5.80         5.44
1995.........................................................       5.46       4.79        5.18         4.85
1996.........................................................       5.19       4.78        5.02         5.15
1997.........................................................       5.87       5.00        5.42         5.87
1998.........................................................       6.20       5.77        6.03         6.05

- ------------------------
(1) The average of the Noon Buying Rates on the last business day of each month during the year.

    For information regarding the effects of currency fluctuations on the Company's results, see Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                            ------------------------

                           AMERICAN DEPOSITARY SHARES

    Pursuant to a program sponsored by the Company, Ordinary Shares of the Company (the "Shares") are traded in the United States in the form of American Depositary Shares ("ADSs"), each ADS representing one Share placed on deposit with Morgan Guaranty Trust Company of New York, as depositary (the "Depositary") and issued and delivered by the Depositary through its principal office in New York City at 60 Wall Street, (36th Floor), New York, New York, 10260. Under the terms of the Deposit Agreement, dated as of February 13, 1997 and amended on August 13, 1998, among the Company, the Depositary and the holders from time to time of ADSs (the "Deposit Agreement"), Shares may be deposited with the Paris office of Banque Paribas, as custodian (the "Custodian"), or any successor or successors to such Custodian. The Depositary provides a variety of services to registered holders of American Depositary Receipts, as more fully set forth in the form of the Deposit Agreement which was filed as an exhibit to the Company's Registration Statement on Form F-6 effective with the Securities and Exchange Commission on February 13, 1997 and amended on August 13, 1998.

                               TABLE OF CONTENTS

                                                                                                                   PAGE
                                                                                                                   -----
                                                          PART I
Item  1.      Description of Business.........................................................................           4
Item  2.      Description of Property.........................................................................          17
Item  3.      Legal Proceedings...............................................................................          18
Item  4.      Control of Registrant...........................................................................          18
Item  5.      Nature of Trading Market........................................................................          18
Item  6.      Exchange Controls and Other Limitations Affecting Security Holders..............................          19
Item  7.      Taxation........................................................................................          19
Item  8.      Selected Financial Data.........................................................................          25
Item  9.      Management's Discussion and Analysis of Financial Condition and Results of Operations...........          26
Item 10.      Directors and Officers of Registrant............................................................          41
Item 11.      Compensation of Directors and Officers..........................................................          45
Item 12.      Options to Purchase Securities from Registrant or Subsidiaries..................................          45
Item 13.      Interest of Management in Certain Transactions..................................................          47

                                                          PART II
Item 14.      Description of Securities to be Registered......................................................          49

                                                         PART III
Item 15.      Defaults Upon Senior Securities.................................................................          49
Item 16.      Changes in Securities and Changes in Security for Registered Securities.........................          49

                                                          PART IV
Item 17.      Financial Statements............................................................................          49
Item 18.      Financial Statements............................................................................          49
Item 19.      Financial Statements and Exhibits...............................................................          49

                            ------------------------

                           FORWARD-LOOKING STATEMENTS

    In addition to historical information, this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. ILOG undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including reports on Form 6-K filed by the Company.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS

    ILOG develops, markets and supports software components for user interface, resource optimization and data services functions that are fundamental to the development of strategic business applications. By creating pre-built and pre-tested features to address these common software functions, the Company's object oriented components reduce the time, cost and risk in the development process, and allow users to focus their own efforts on value-added, business specific programming tasks. The Company's components provide high performance and scalability, run on the most popular Windows and Unix platforms, and can be used to facilitate client-side, server-side or web development efforts. The Company also offers a range of consulting, customer training and maintenance services.

    ILOG's C, C++ and Java software components address common strategic business software development needs. These needs include user interface, resource optimization and data services functions such as information coordination among applications and databases. The Company's components can be purchased for integration into new or existing applications individually or in combination with other components. The Company is enhancing the performance and scalability of its current components, porting them to different platforms and additional programming languages and expanding the number of components to address common software development needs.

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

    The shortage and high cost of software developers has created a need for a hybrid approach to software development that combines the advantages of custom developed software with pre-built and pre-tested software components or libraries. The emergence of object oriented technology allows for the creation of pre-built software components that address common programming tasks, thus allowing programmers to shorten development time by combining these components with their own programming. In order for these software components to meet the evolving business and technology requirements of the specific organization, they must provide high performance and scalability and yet be open and adaptable.

THE ILOG SOLUTION

    ILOG develops, markets and supports software components for user interface, resource optimization and data services functions that are fundamental to the development of strategic business applications. The Company's object oriented components, which are written in the C, C++ or Java languages, can be readily adapted to application development requirements. Since ILOG has effectively pre-written many of the complex portions of each application, enterprises can concentrate on the development of other portions of the application that are specific to their respective businesses. The Company believes that its components provide users with the following benefits:

    TIME TO MARKET AND COST REDUCTION. ILOG components allow enterprises and independent software vendors ("ISVs") to accelerate development time significantly. The cost of a development license for an ILOG component is substantially less than the cost for an organization to develop those same features internally. Moreover, ILOG's continuing maintenance and improvement of its components ensures periodic performance and functionality enhancements for its customers.

    HIGH PERFORMANCE AND SCALABILITY. The proprietary algorithms embedded in ILOG components are highly efficient and scale well to specific application needs. Applications using ILOG components can run efficiently on small PCs as well as on the most powerful parallel workstations and servers because ILOG components are both CPU and memory efficient. Intensive users can display or manage tens of thousands of objects. ILOG components are currently being used in demanding applications such as telecommunication network management, real-time air traffic control, industrial control and military command and control.

    EASE OF USE. The Company's components consist of layers of components that can be used without modification if the customer so elects. With a few lines of code, developers can implement their enterprise specific components on top of the Company's high level components.

    FLEXIBILITY. Unlike many components that are inflexible black boxes, the Company's components are built as documented layered classes. The lower layers can be exposed to allow programming changes at all levels of the component's behavior to meet individual business specific requirements.

    DEVELOPMENT RISK REDUCTION. The common development task components provided by the ILOG components enable software developers to rapidly prototype and test the performance of an application. Developers are able to quickly confirm that the envisioned system successfully addresses the problems and will withstand its final design load before they enter into the detailed specification and design of the actual application. This approach greatly decreases the technical risks associated with the creation of a new application by providing a sound, pre-built infrastructure.

    HARDWARE AND OPERATING SYSTEM INDEPENDENCE. The programming interfaces for ILOG components are identical for all platforms that the Company addresses, which makes deploying applications across PCs and workstations easier.

    DEVELOPMENT STRATEGY INDEPENDENCE. ILOG components are open (i.e., compatible with most development environments, compilers or methodologies and software testing tools). The Company's customers can choose components from other vendors and combine them with ILOG components in a true open environment.

STRATEGY

    ILOG's objective is to be the leading worldwide provider of visualization and optimization software components. Key elements of the Company's strategy to achieve this objective include the following:

    EXTEND TECHNOLOGICAL LEADERSHIP. The Company intends to maintain and extend its current technological leadership as a provider of object oriented software components. The Company intends to focus its development efforts on enhancing the performance and scalability of its current components, porting them to different platforms and additional programming languages and expanding the number of components to address common software development needs. For example, the Company has recently introduced a Java version of its C++ graphical component ILOG Views. As part of the strategy of extending its technological leadership position, the Company, in August 1997, acquired the business of CPLEX Optimization, Inc., ("CPLEX") an established leader in math programming optimization components.

    EXPAND SALES GEOGRAPHICALLY. The Company's sales have historically been concentrated in Europe, particularly in France. The Company believes that the North American and Asian markets represent large growth opportunities for its components. Since the beginning of 1995, the Company has significantly expanded its sales effort by adding substantially to its U.S., Singapore and Japan direct sales forces, which has resulted in rapid growth in these regions. The Company intends to continue to add to its direct sales and consulting forces in all of its three principal geographic regions.

    PENETRATE VERTICAL MARKET BASE. Starting in 1997 the Company has devoted significant sales efforts to two vertical markets: (i) graphic tools for telecommunications network management and (ii) optimization engines for supply chain management software applications. The Company has become a leader in these two markets and may continue this strategy by adding further vertical markets.

    LICENSE COMPLEMENTARY COMPONENTS FROM THIRD PARTIES. Certain of the Company's customers build add-on components using the Company's software components and the Company may license and resell worldwide some of these add-on products. In this way, the Company hopes to promote the use of software components by developers worldwide.

    INCREASE PENETRATION OF EXISTING CUSTOMER BASE. The Company intends to expand sales of its components to its existing customers. Since the Company's components are initially licensed to a few developers for benchmarking projects inside an enterprise, the successful completion of these projects and the launching of additional software design projects within a customer's organization create additional sales opportunities for the Company. The Company uses the success of projects with existing customers as an internal reference for horizontal expansion within that organization through on-site seminars and other marketing events.

    EXPAND INDIRECT SALES CHANNELS. The Company intends to expand its global sales capabilities by increasing the number of system integrators, value added resellers ("VARs") and original equipment manufacturers ("OEMs") that market its components worldwide and the number of distributors where it does not have a local presence. The Company believes that these sales channels will allow the Company to access additional vertical and geographic markets where it does not currently possess marketing or sales capabilities.

    EXPAND ISV AGREEMENTS. The Company has agreements with approximately 80 ISVs and intends to sell its components to additional ISVs for inclusion in packaged software products. Due to the recurring revenue nature of the royalty payments made by ISVs that ultimately include one or more ILOG components in their products, the Company is currently increasing its marketing efforts to ISVs. Approximately 50% of the revenues received from the Company's CPLEX products, which were acquired in August 1997, are from ISVs and indirect sales channels.

SOFTWARE COMPONENT TECHNOLOGY

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

    The Company believes that software component technology offers to the software industry a similar potential to that which integrated circuits offered the computer hardware industry. Software components are predefined pieces of readily reusable software. These components provide ready-made, high level functions without requiring software developers to understand the internals of the components. This allows developers to focus on the use of these higher-level functions to achieve the business-specific results that the application requires. For example, a Gantt diagram (a standard scheduling graphic) component will display the use of resources by activities over time in a predefined fashion. The application developer using such a component will not have to program the details of the diagrams, but rather can concentrate on the definition of the activities, the resources and their relationships. The developer will therefore be able to develop a scheduling application that includes a Gantt diagram more rapidly.

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

    In the example of the Gantt diagram, the elementary bars that appear in the drawing can be thought of as instances of classes that are more fine-grained than the Gantt diagram top level class. With this design, flexibility is pushed one step further. It is now possible not only to extend the global Gantt object, but also to extend some of its internals as well. For example, the developer may wish to draw activities in a Gantt diagram in a different way, where a new element of information is added to each of the bars. In that case, the developer will extend the bar class of the Gantt-diagram library, instead of the Gantt-diagram class. This is the flexibility that object oriented components are intended to achieve.

    Object oriented components, or class libraries, are coherent sets of predefined components written in an object oriented language in such a way that black-box components become clear-box components that can be redefined locally when some behaviors do not match the exact needs of the application. Therefore, object oriented components that cover a particular infrastructure task, such as user interface programming, are more than a set of independent components. Object oriented components consist of layers of components, where each layer relies on documented extensible lower components.

PRODUCTS

    The Company's products are high-performance C, C++ or Java software components sold in binary form on CD-ROMs. The Company's software components are sold to C, C++ or Java developers within information technology (IT or MIS) departments of end-user enterprises or to system integrators, ISVs, VARs and OEMs. The components facilitate rapid development and deployment of complex applications by providing pre-written portions of the software in order to reduce the time, cost and risk of the application development cycle. The Company's components are independent and can be purchased for integration into new or existing applications individually or in combination with other components. The components run on the most popular Windows and Unix platforms and can be used to facilitate client-side, server-side or internet development efforts.

    The Company typically commences a customer relationship with one or more licenses to use one or two of the Company's products for a given customer development project. A single development license for one of the Company's products normally ranges from $2,500 to $20,000, with a typical development sale usually totalling approximately $20,000. Once the customer completes its development projects, it must enter into run time licenses with the Company in order to use any of the Company's resource optimization or data services components needed to deploy the developed application within or outside its organization. A customer typically does not purchase any run time licenses until the successful completion of the application development process, which typically takes between three and nine months from the initial order. Such run time licenses start at $30,000 and are based upon the future number of simultaneous users of the application, the number of different sites on which the application will be deployed and the number and type of ILOG components used in the application. The Company has reached a number of agreements for deployment licenses valued at over $100,000.

    The following table sets forth certain information regarding the components licensed by the Company:

                                 YEAR OF FIRST
                                  COMMERCIAL
  PRODUCT CATEGORY AND NAME        SHIPMENT                              PRODUCT DESCRIPTION
- ------------------------------  ---------------  --------------------------------------------------------------------
USER INTERFACE
 ILOG Views...................          1993     Data visualization and graphical user interface in C++
 ILOG InForm..................          1996     Data visualization for database applications
 ILOG Vision..................          1996     3-D structured graphics environment
 ILOG TGO.....................          1997     Graphic components for the telecommunications industry
 ILOG JViews..................          1997     Data visualization in Java
 ILOG JTGO....................          1998     ILOG TGO in Java

RESOURCE OPTIMIZATION
 ILOG Solver..................          1993     Constraint-based reasoning for resource allocation
 ILOG Scheduler...............          1994     Add-on product for Solver for short-term scheduling
 ILOG Planner.................          1996     Add-on product for Solver for long-term planning
 ILOG Dispatcher..............          1997     Add-on product for Solver for the transportation industry
 ILOG CPLEX...................          1997     High performance components for linear programming in C

DATA SERVICES
 ILOG Rules...................          1993     Real-time agents for filtering and alarm management
 ILOG Server..................          1995     Application integration and real-time event notification
 ILOG JRules..................          1997     Real-time agents for filtering and alarm management in Java

    Historically, the Company has made minor revisions to its products approximately every six months and has released new versions of its products every 12 to 18 months.

    The following describes the Company's software components by product category.

    USER INTERFACE COMPONENTS

    The Company currently markets six user interface components: ILOG Views, ILOG JViews, ILOG InForm, ILOG Vision, ILOG TGO and ILOG JTGO. Approximately 45% of the Company's revenues from license fees for 1998 were derived from visualization components. See "Risk Factors--Product Concentration Risk."

    ILOG Views and JViews are each a comprehensive data visualization and graphical user interface environment providing components for structured two-dimensional graphics. ILOG Views is used to solve a wide range of graphics problems in industrial and commercial environments. ILOG Views is composed of a core technological layer and a number of pre-defined, high-level graphical components.

    The core layer provides performance and portability (i.e., the ability to implement platform independent interfaces) and the object oriented representations of all the basic graphical entities. This layer provides developers with hundreds of classes of graphical objects and methods to construct highly interactive graphical environments, allowing real-time display of several million graphical objects in a single display space. Applications can rapidly pan and zoom within this virtual display area, allowing selection and manipulation of objects anywhere in the display. The Company believes its emphasis on performance represents an important advantage of ILOG Views for implementing the graphical user interface of complex applications such as real-time network supervision.

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

    Other graphic components, such as ILOG Views Gadgets, allow for the implementation of the structural part of the GUI in a portable link between platforms such as Unix Motif and Microsoft Windows. Available as a component or within an interactive Interface Builder, ILOG Views Gadgets provides a simple way to rapidly construct the parts of an application's GUI. Furthermore, ILOG Views presents an extensible class for building specialized high-performance graphics editors that customers can use to manipulate complex objects. Each of these customer-defined components can be used to accelerate further the construction of highly customized display environments.

    ILOG InForm is an extension of ILOG Views that facilitates the development of graphic-intensive database applications. Client server applications involving multiple databases can be built almost entirely in a drag-and-drop environment, without requiring Structured Query Language ("SQL") or significant C++ coding. The Company believes that ILOG InForm has an advantage over competing products because it works with ILOG Views C++ objects, which facilitates higher performance and more efficient development. ILOG InForm also exploits all of a customer's prior ILOG Views development and automatically generates C++ objects that can be used in other development projects. ILOG InForm allows routine applications to be constructed by users or developers with limited C++ knowledge or related tools.

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

    ILOG Vision is a component for high-performance 3D structured graphics that can be used as a companion component to ILOG Views for very advanced graphics applications. ILOG Vision provides a comprehensive set of high-level graphic services (e.g., lighting, shading, object behaviors, animation) that facilitate the development of sophisticated 3D applications. Developers can save significant effort by using ILOG Vision's high-level application programming interface ("API") instead of the basic OpenGL or Direct3D libraries that are part of the platform operating system.

    ILOG TGO (Telecom Graphic Objects) is an extension to ILOG Views dedicated to the creation of graphical user interfaces for telecommunication network management and data applications. ILOG TGO provides in a single product graphical objects representing dedicated industry behaviors and thus offers major productivity improvements to telecommunication network software developers and users.

    ILOG JTGO is a Java version of ILOG TGO and allows the development of pure Java telecom graphical user interfaces.

    RESOURCE OPTIMIZATION COMPONENTS

    The Company currently markets five resource optimization components.

    The ILOG Solver constraint-programming component provides the basic programming layer embedding the core constraint processing technology, and the ILOG Scheduler, ILOG Planner and ILOG Dispatcher components are vertical add-ons. ILOG Solver provides developers with an off-the-shelf engine for solving a wide variety of industrial problems, such as short-term scheduling (e.g. MRP). Finding a high-quality solution was impractical until the advent of constraint-based reasoning. ILOG Solver provides a problem-definition and nonlinear modeling system that allows for accurate characterization of real-world problems. ILOG Solver's solution algorithms (constraint propagation, branch-and-bound, and numerical and logical processing) can then be used by programmers to solve these difficult problems in telecommunications, defense, transportation and manufacturing.

    The ILOG Scheduler time-constraint component is an extension to ILOG Solver for solving complex scheduling problems quickly. ILOG Scheduler integrates algorithms specific to scheduling and predefines a set of classes that model scheduling activities. Constraints specific to scheduling define the different ways to link activities and resources; an activity may either produce or consume a resource. Furthermore, a typology of resources is defined that allows a direct representation of domain specific data, freeing the developer from the difficult task of analyzing the scheduling activity. ILOG Scheduler gives the developer a pre-defined object oriented model that may be easily extended to suit application specific needs. ILOG Scheduler also adds an "edge finder" algorithm that improves the speed of finding solutions. By extending ILOG Solver algorithms and supplying templates for common scheduling problems (e.g., bottlenecks, conflicts and sequencing preferences), ILOG Scheduler further reduces the application development effort for programmers in a number of application domains. ILOG Scheduler has been used for resource allocation, personnel rostering, maintenance scheduling, labor-cost optimization and other finite-capacity problems in utilities, transportation, medical and manufacturing companies.

    The ILOG Planner linear-programming component also complements ILOG Solver. ILOG Planner provides a number of new mathematical algorithms for solving ranges of problems that ILOG Solver is not designed to address, including the Simplex algorithm (embedded in the ILOG CPLEX component) for optimizing continuous-process manufacturing plants. ILOG Planner allows for optimal long-term mixes of resources for factories, refineries, warehouses and other logistical systems. However, when there are temporal constraints that interfere with the ideal resource mix, ILOG Planner and ILOG Scheduler together can identify the best short-term answer considering the long-term objectives. The Company believes that this contingent or reactive scheduling offers operational benefits that are unavailable from any other C++ component vendor.

    The ILOG CPLEX callable components provide a comprehensive set of linear programming C routines for integration with ILOG Solver and other application development components. These algorithms solve large and difficult linear programs, mixed integer programs, quadratic programs and network problems at a very high level of speed performance and are also integrated into ILOG Planner.

    DATA SERVICES COMPONENTS

    The Company currently markets two data services components.

    The ILOG Rules component allows the development of intelligent agents for monitoring data flows in real time. With ILOG Rules' dynamic engine these agents monitor and evaluate complex conditions. When high performance correlation and evaluation of data trends are critical for quick response, ILOG rules can provide decision agents that respond more rapidly than humans. ILOG Rules can also be used as an intelligent advisor embedded within editors and graphical systems or provide real time simulation of events and processes. ILOG has recently upgraded ILOG Rules to accept new rules without recompilation. The Company licenses ILOG Rules from a third party and pays a small per unit royalty to such third party when it licenses ILOG Rules. ILOG JRules offers in Java the same functionality as ILOG Rules.

    The ILOG Server component facilitates the implementation of distributed applications by introducing the concept of sharing objects in real time. ILOG Server provides both high level object oriented modeling tools simplifying the implementation of business processes and integration services and allowing the different components of an application to be shared in real time in a co-ordinated manner. These characteristics enable it to be an excellent medium for solving system integration and business process operational problems.

SERVICES

    ILOG provides a number of services to assist customers in the design, development and deployment of their object oriented software implementations. Consulting services are available for designing, analyzing, implementing and optimizing applications. In addition, the Company provides custom development services to customers that request unique or proprietary product extensions. Depending on the nature, complexity and duration of the project, these services may be performed by third-party integrators, consultants or the Company. Training is offered on a regular basis for customers needing to accelerate their mastery of ILOG technologies and interfaces. Maintenance and technical support are available for all ILOG components at an annual fee of 15% of the standard software list price.

CUSTOMERS AND APPLICATIONS

    As of August 31, 1998, ILOG components had been licensed by over 1500 customers for development and/or deployment in a wide range of applications. Many of these customers have licensed multiple copies for use in different applications. The Company believes that the following customers are representative of its customer base, in terms of their industries and types of applications. Each has licensed at least $30,000 of components from the Company and has a current maintenance agreement with the Company.

TELECOMMUNICATIONS             AEROSPACE AND DEFENSE          TRANSPORTATION
Alcatel                        British Aerospace              Aeroports de Paris
Ascom                          CEA                            Air France
AT&T                           Cogema                         American Airlines
British Telecom                Dassault Aviation              Aviation Civile Francaise
Bull                           Defense Research Agency        British Airways
Cegetel                        DGA                            Civil Aviation of Singapore
Cisco Systems                  EDS Defence                    Delta Airlines
CS Telecom                     Electricite de France          Federal Aviation
Ericsson                       Framatome                      Administration
Evolving Systems               Gaz de France                  Federal Express
France Telecom                 Giat Industries                GEC Alsthom
Fujitsu Telecommunications     Grupo Endesa Holding           Hactl (Hong Kong)
Hewlett-Packard                Iberdrola                      Lufthansa
Matra Communication            IBM-Data Sciences              Metro de Madrid
MCI                            INDRA                          MTRC
Motorola                       Joint Research Center Ispra    Port of Singapore
Nortel Technologies            Lockheed Martin                RATP
NTT                            Logica                         Sabre
Siemens Nixdorf                Long Island Lighting Company   SNCF
SITA                           Marine Francaise               United Airlines
Telefonica                     Ministry of Defense,           United Parcel Service
UB Networks                    Singapore
Vodafone Group                 Petrosystems                   ENTERPRISE RESOURCE PLANNING
                               Red Electrica de Espana        Aspen Technology
MANUFACTURING                  Royal Air Force                Broner Group
British Steel                  Sagem                          i2 Technologies
Chrysler                       Sandia National Labs           J.D. Edwards
CSIRO Manufacturing Tech.      Sextant Avionique              Manugistics
Danone                         Syseca                         Optichrome
Ford Cadiz                     Technicatome                   PeopleSoft
General Motors                 Techno-Sciences                SAP
Mannesman                      Thomson-CSF                    Systems & Computer
Michelin                       TNO                              Technology Corp. (SCT)
Peugeot                        TRW
Renault                        Union Fenosa
Uncle Ben's                    Vega Group
Whirlpool                      Westinghouse

    In any given quarter, a relatively small number of customers may constitute a significant percentage of the Company's total revenue. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations.

    The customers listed above, and others, have licensed ILOG components for development of a wide range of applications, including but not limited to the following:

TELECOMMUNICATIONS             AEROSPACE AND DEFENSE          ENERGY AND PUBLIC UTILITIES
Network and Systems            Command, Control,              Supervision, Command and
  Management                     Communications and             Control
  - Network Visualization        Intelligence (C3I) systems     - Electrical network
  - Configuration management     - Data fusion                   monitoring
  - Fault management             - Geographic information       - Electrical powerplant
  - Performance management        systems                        monitoring
  - Security management          - Image processing             - Procedures monitoring
Service Management               - Logistics mapping            - Water and gas network
  - Dynamic tariff policy      Process Monitoring                monitoring
   management                    - Data flow monitoring       Analysis and Tests
  - On-demand service            - Radar visualization          - Measuring systems
   provisioning                  - Test bench monitoring        - Seismic data analysis
  - Flexible invoicing         Simulation                       - Simulation tools
Network Planning                 - Capability analysis        Enterprise Resource Planning
  - Economic analysis            - Flight simulators            - Equipment configuration
  - Ground and space             - Scenario analysis            - Maintenance planning and
   equipment scheduling        Resource Allocation and           scheduling
  - Satellite mission            Optimization                   - Network planning
  planning                       - Frequency and bandwidth      - Nuclear plant
  - Network modeling              allocation                     decommissioning
                                 - Mission planning             - Staff planning
                                 - On-board resource          Customer Services
                                  scheduling                    - Claim resolution
                                 - Payload optimization         - Price negotiation
                                 - Supply chain logistics

MANUFACTURING                  TRANSPORTATION
Supervision and Data           Resource Optimization
  Visualization                  - Airport counter, gate and
  - Equipment performance         belt allocation
   analysis                      - Command and control
  - Geographic information       - Crew allocation
   systems                       - Distribution planning
  - Process monitoring and       - Equipment scheduling
   control                       - Fleet management
  - Quality analysis             - Geographic information
Resource Optimization             systems
  - Equipment configuration      - Maintenance planning and
   and diagnostics                scheduleing
  - Logistics and                - Timetabling
  distribution                   - Traffic monitoring
   planning                      - Traffic planning
  - Manpower planning and        - Vehicle tracking systems
   crew scheduling               - Warehouse management
  - Production line
  scheduling
Production planning
  - Supply chain logistics
  - Warehouse management

SALES AND MARKETING

    ILOG markets and sells its products worldwide principally through its direct sales force and, to a lesser extent, through ISVs and OEMs to two types of customers: end users and solution providers which integrate the components into specific software applications or as system enhancements.

    END USERS. The Company has direct sales offices and/or subsidiaries in France, the U.S, Germany, Japan, Singapore, Spain and the U.K. The sales organization includes field sales representatives, who bear primary responsibility for customer relationships; field sales engineers, who answer technical questions, perform demonstrations and develop prototypes or proof-of-concept projects for customers and inside telesales representatives.

    Due to the strategic nature of ILOG products, potential customers typically conduct extensive evaluations of the available technologies before making product acquisition decisions. Common objectives of such evaluations are to determine whether a packaged application (as opposed to a component-based development effort) exists that sufficiently meets requirements, and to assess the degree of leverage provided by purchasing ILOG products versus rewriting their salient features. Consequently, ILOG's sales cycle is generally three to six months or more and varies substantially from customer to customer.

    A prospective customer typically has a specific strategic need for one or more specialized software applications to help it gain a competitive advantage in its market, as well as adequate technical expertise and resources in-house to support a software development effort to meet that need. During the evaluation period, meetings involving ILOG's field sales and technical staff are typically conducted at the customer's site and at ILOG's offices. Upon completion of the evaluation, the customer may purchase one or more development licenses for ILOG products, as well as associated training courses, consulting services and product maintenance. A customer typically does not purchase any run time licenses until the successful completion of the application development process, which typically takes between three and nine months from the initial order. There is no advance guarantee that any particular customer's application development process will be successful and will ever yield deployment license revenues to ILOG.

    PARTNERS. An important part of ILOG's sales strategy is the cultivation of indirect sales channels. Of the approximately 1500 total ILOG customers, more than 80 are ISVs or OEMs that develop and resell software based on ILOG technologies. The Company also sells through systems integrators and VARs, and distributors in Europe, Asia and South America. Substantially all of the Company's indirect sales channels add significant value to the product in the form of application development, integration with other software and/or hardware products, consulting and/or training.

    MARKETING. ILOG conducts worldwide marketing communications programs intended to position and promote its products and services. Specific promotional tactics vary according to regional opportunities and best practice, but in general include direct mail, advertising in technical journals, exhibition and speaker placement at industry trade shows, press and industry analyst relations, and horizontal (by technology) and vertical (by industry) seminars. The Company also maintains web sites that contain extensive product and Company promotional materials as well as localized content by region.

    ILOG's software is typically shipped to customers promptly upon receipt of an order and the execution of a license agreement. Consequently, ILOG seldom experiences a material backlog of unfulfilled orders, and does not consider backlog to be a meaningful indicator of future performance. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

RESEARCH AND DEVELOPMENT

    The Company has committed, and expects to continue to commit in the future, substantial resources to research and development. Research and development efforts are focused on enhancing the performance, features and scalability of its current components, porting them to different platforms and additional programming languages and expanding the number of components to address common software development needs. During 1996, 1997 and 1998, net research and development expenses were $4.4 million, $4.6 million and $6.6 million, respectively. Gross research and development expenses before the offsets of funding provided by the European Union and agencies of the French government were $7.0 million, $5.0 million and $7.2 million in 1996, 1997 and 1998, respectively. See "Risk Factors--Risk of Loss of Government Research and Development Funding" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

    Since its inception, the Company has maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, who tend to focus on tight low-level code. This ILOG culture has arisen from eleven years of day-to-day development, algorithmic optimization and object oriented design. The Company's engineers work with customers to ensure that the customer's problem is solved efficiently. The Company's engineers also interact closely with the scientific and academic communities, which the Company believes is the best way to obtain and maintain high performance algorithms.

    The Company's future success will depend in large part on its ability to improve its current technologies and to acquire, develop and market new products and product enhancements that address these changing market requirements on a timely basis. There can be no assurance that the Company will be successful in acquiring, developing and marketing new products or product enhancements, that the Company will not experience difficulties that delay or prevent the successful acquisition, development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market requirements and achieve market acceptance. As is customary in the software industry, the Company has in the past experienced delays in the introduction of new products and features, and may experience such delays in the future. If the Company is unable, for technological or other reasons, to integrate acquired products, develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition would be materially adversely affected. See "Risk Factors--Rapid Technological Change and Introduction of New Products and Product Enhancements."

COMPETITION

    The Company believes that the primary competitive factors in its markets are product performance and features, sales and distribution capabilities and total cost. The Company's present direct competitors include a number of private and public companies such as Dash Associates Limited, Dynatech Corporation, IBM, Neuron Data, Inc., Software, Inc., SL Corporation and Template Software, Inc. The Company also competes with companies that provide packaged software with respect to specific applications. In addition, virtually all of the Company's customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing the Company's current or proposed components. This would eliminate their need for the Company's services and components and limit future opportunities for the Company. The Company therefore is required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products. The Company expects to face additional competition from other established and emerging companies if the market for its components continues to develop and expand. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by the Company's products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain prices for its products at levels that will enable the Company to market its products profitably. Any decrease in prices, as a result of competition or otherwise, could have a material adverse effect on the Company's business, operating results and financial condition.

    Some of the Company's current, and many of the Company's potential competitors have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings and a larger installed base of customers than the Company. In addition, the Company's current and potential competitors may have well-established relationships with current and potential customers of the Company. As a result, such competitors may be able to devote greater resources to the development, promotion and sale of their products, may have more direct access to corporate decision-makers based on previous relationships and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on its business, operating results and financial condition.

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

EMPLOYEES

    As of August 31, 1998, the Company had 415 full-time employees, including 81 in research and development, 281 in sales and marketing, consulting and customer support and 53 in finance and administration. As of August 31, 1998, 259 of the Company's employees were located in Europe, 103 were located in North America and 47 were located in Asia.

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

ITEM 2. DESCRIPTION OF PROPERTY

    The Company's corporate headquarters are located in Gentilly, France, a suburb of Paris, in premises consisting of approximately 54,000 square feet under leases expiring in 2004. The Company maintains a research and development facility in Sophia-Antipolis, in the south of France, in premises consisting of approximately 2,300 square feet under a lease expiring in 2005. The Company has its U.S. headquarters in Mountain View, California in premises consisting of approximately 14,000 square feet under a lease expiring in 1999. The Company maintains a telemarketing sales office and research and development facility in Incline Village, Nevada, in premises consisting of approximately 4,000 square feet under a lease expiring in October 2002, and a sales office in Cambridge, Massachusetts. The Company has its Asian headquarters in Singapore in premises consisting of approximately 6,500 square feet under a number of leases expiring in 1999. In addition, the Company maintains sales and customer support offices in Bracknell, outside of London, England; in Bad Homburg, outside of Frankfurt, Germany; in Madrid, Spain; and Tokyo, Japan.

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

    The table below sets forth certain information with respect to the beneficial ownership of shares of the Company as of August 31, 1998 by any person known to the Company to be the owner of more than ten percent of the
Shares:

                                                                                             SHARES
                                                                                           BENEFICIALLY  PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER                                                        OWNED (1)       OWNED
- -----------------------------------------------------------------------------------------  -----------  -------------
INRIA....................................................................................   2,212,250          15.8%
  BP 105, 78153 Le Chesnay Cedex, France
All directors and executive officers.....................................................   6,443,551          46.1%
  as a group ((13) persons) (2)

- ------------------------

(1) Number of Shares and percentage ownership is based on: (i) 13,967,183 Shares outstanding as of August 31, 1998. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of August 31, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(2) Includes 329,581 shares issuable upon exercise of options to purchase shares granted to executive officers and directors of the Company which are exercisable within 60 days of August 31, 1998.

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

                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
1998:
First Quarter..................................................................................      9.375      5.625
Second Quarter.................................................................................     11.375      7.750
Third Quarter..................................................................................     13.750      8.500
Fourth Quarter.................................................................................     16.375     12.250

    On August 31, 1998, the last sale price for the ADSs as reported on the Nasdaq National Market was $7.125 per ADS.

    The Depositary in respect of the ADSs is Morgan Guaranty Trust Company of New York. Each ADS registered on the books of the Depositary corresponds to one Share. As of August 31, 1998 there were 10 record holders of American Depositary Receipts evidencing 9,116,548 ADSs. As of August 31, 1998 there were 123 holders of record of the Company's 13,967,183 Shares.

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

OWNERSHIP OF SHARES BY NON-EUROPEAN UNION PERSONS

    Pursuant to a Decree dated February 14, 1996, the acquisition of a controlling interest in ILOG by any Non-European Union ("EU") resident is generally no longer subject to an AUTORISATION PREALABLE or prior authorization of the French Ministry of the Economy, Finance and the Budget. Under the new regulations, the acquisition of a controlling interest in ILOG by either an EU or non-EU person or group of persons is subject to a simple declaration containing the details of the acquisition. The declaration must be filed at the time the investment is made. Direct and indirect ownership of 20% or more of a quoted company is generally regarded as a controlling interest, but a lower interest may be held to be a controlling interest in certain circumstances (such as an option to purchase additional shares).

    Under French law, there is no limitation on the right of non-resident or foreign shareholders to vote securities of a French company.

ITEM 7. TAXATION

    The following is a general summary of certain material French tax and United States federal income tax consequences to certain holders of ADSs that are U.S. citizens and residents, U.S. corporations, and certain other entities and organizations potentially affected by U.S. Federal income taxation (collectively, "U.S. Holders"). This summary does not purport to address all of the material consequences to these U.S. Holders or to any other holders. This summary also does not take into account the specific circumstances of any particular U.S. Holder although such circumstances might materially affect the general tax treatment of such U.S. Holder. Therefore, all prospective purchasers of ADSs are advised to consult their own tax advisor with respect to the United States federal, state and local tax consequences, French tax consequences, or foreign tax consequences of the ownership of ADSs and the Shares corresponding thereto.

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

    In order to be entitled to benefits conferred by the Treaty, a U.S. holder must be a "resident" of the United States (hereafter referred to as a "U.S. Resident Holder") within the meaning of the Treaty. Included in the category of "U.S. Resident Holders" would generally be: (i) citizens or residents of the United States; (ii) corporations organized under the laws of the United States, or of any State thereof; (iii) certain pension trusts and other retirement or employee benefits organizations established in the United States by a "resident" thereof but generally exempt from U.S. tax; (iv) certain not-for-profit organizations established in the U.S. but generally exempt from U.S. tax; (v) U.S. regulated investment companies, U.S. real estate investment trusts, and U.S. real estate mortgage investment conduits; and (vi) partnerships or similar pass-through entities, estates, and trusts to the extent the income of such partnerships, similar entities, estates, or trusts is subject to tax in the United States as income of a resident in its hands or the hands of its partners, beneficiaries, or grantors. In addition, in order to be entitled to benefits conferred by the Treaty, a U.S. Resident Holder must also qualify for such benefits under the limitation on benefits provisions of Article 30 of the Treaty. The discussion below is based on the assumption that a U.S. Resident Holder would so qualify but each U.S. Holder should consult with their own advisor to ensure that this is the case.

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

    The French tax authorities established an instruction on June 7, 1994 (the "Instruction") providing that dividends paid to a U.S. Resident Holder which is entitled to either a full or partial refund of AVOIR FISCAL as described below will no longer be subject to the French withholding tax of 25% (with this tax reduced at a later date to 15% subject to filing formalities), but will be immediately subject to the reduced rate of 15% provided that such U.S. Resident Holder establishes before the date of payment that he is a "resident" of the United States under the Treaty.

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

    For U.S. tax purposes, U.S. Holders will generally recognize gain or loss upon the sale or exchange of ADSs equal to the difference between the amount realized from the sale or exchange of the ADSs and the U.S. Holder's basis in such ADSs. In general, such gain will be capital gain from sources within the United States and, furthermore, will be long-term capital gain if the U.S. Holder has held the ADSs for more than 12 months at the time of disposition (18 months for sales or exchanges between July 29, 1997 and December 31, 1997). The maximum rate of tax on long term capital gains for most capital assets held by an individual is 20%.

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

    ILOG will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds ADSs, either (i) at least 75% of the gross income of ILOG for the taxable year is passive income; or (ii) at least 50% of the average fair market value (assuming ILOG is not a "controlled foreign corporation" as defined under U.S. law) of ILOG's assets consists of assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. For the purpose of the PFIC tests, ILOG will be treated as owning directly its percentage share (presently 100%) of the assets of its subsidiaries and of receiving directly its percentage share of each of those subsidiaries' income, if any, so long as ILOG owns, directly or indirectly, at least 25% by value of the particular subsidiary's stock. However, if ILOG owns at least 25% of a U.S. corporation and is subject to the U.S. accumulated earnings tax in IRC 531, then any amount included in ILOG's gross income with respect to such shares shall not be treated as passive income.

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

    A U.S. Holder that makes a QEF election must include in income each year its pro rata share of ILOG's ordinary income and net capital gain (at ordinary income and capital gains rates, respectively) for its taxable year in which the taxable year of ILOG ends--regardless of whether or not such ordinary earnings and net capital gain are actually distributed to such U.S. Holder. The U.S. Holder's basis in ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in ADSs and will not be taxed again as a distribution to the U.S. Holder.

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

ITEM 8. SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," the Consolidated Financial Statements and related Notes thereto and other financial information appearing elsewhere in this Annual Report on Form 20-F. The selected statement of operations data set forth below for each of the years ended June 30, 1996, 1997 and 1998 and the balance sheet data at June 30, 1997 and 1998 have been derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, independent auditors, and included herein. The selected statement of operations data for the years ended June 30, 1994 and 1995 and balance sheet data at June 30, 1994, 1995 and 1996 are derived from audited financial statements not included herein.

                                                                              YEAR ENDED JUNE 30,
                                                             ------------------------------------------------------
                                                               1994       1995       1996       1997        1998
                                                             ---------  ---------  ---------  ---------  ----------

                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees.............................................  $   8,035  $  12,233  $  18,848  $  22,553  $   34,141
  Services.................................................      4,271      5,523      7,166     10,772      20,455
                                                             ---------  ---------  ---------  ---------  ----------
Total revenues.............................................     12,306     17,756     26,014     33,325      54,596
Cost of revenues:
  License fees.............................................        282        677      1,050        801       1,107
  Services.................................................      1,725      3,615      4,458      5,962      10,821
                                                             ---------  ---------  ---------  ---------  ----------
      Total cost of revenues...............................      2,007      4,292      5,508      6,763      11,928
                                                             ---------  ---------  ---------  ---------  ----------
Gross profit...............................................     10,299     13,464     20,506     26,562      42,668
                                                             ---------  ---------  ---------  ---------  ----------
Operating expenses:
  Marketing and selling....................................      4,467      7,726     17,227     21,451      26,949
  Research and development.................................      4,073      2,926      4,437      4,566       6,575
  General and administrative...............................      1,496      2,842      3,554      4,292       6,013
  Write-off of acquired intangible assets..................         --         --         --         --      31,045
                                                             ---------  ---------  ---------  ---------  ----------
      Total operating expenses.............................     10,036     13,494     25,218     30,309      70.582
                                                             ---------  ---------  ---------  ---------  ----------
Income (loss) from operations..............................        263        (30)    (4,712)    (3,747)    (27,914)
Net interest income (expense) and other....................       (257)      (352)      (259)     1,124        (121)
                                                             ---------  ---------  ---------  ---------  ----------
Net income (loss)..........................................  $       6  $    (382) $  (4,971) $  (2,623) $  (28,035)
                                                             ---------  ---------  ---------  ---------  ----------
Net income (loss) per share................................  $    0.00  $   (0.06) $   (0.73) $   (0.31) $    (2.22)
                                                             ---------  ---------  ---------  ---------  ----------
Shares and share equivalents used in per share calculations
  (1)......................................................      5,919      6,454      6,855      8,376      12,613

                                                                                       JUNE 30,
                                                                 -----------------------------------------------------
                                                                   1994       1995       1996       1997       1998
                                                                 ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Cash and cash equivalents......................................  $   1,262  $   5,146  $   4,977  $  26,037  $  20,052
Working capital................................................      2,179      7,135      5,059     25,117     21,919
Total assets...................................................      9,470     15,623     19,085     41,308     43,418
Convertible bonds..............................................      1,279      4,533      4,272         --         --
Other long term obligations....................................      1,159      2,044      2,364      1,134      5,980
Shareholders' equity...........................................        813      2,466      1,236     27,027     19,751

- ------------------------

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

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS SECTION CONTAINS TREND ANALYSIS AND OTHER FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ACTUAL RESULTS MAY DIFFER MATERIALLY. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE BUT ARE NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS FORM 20-F.

OVERVIEW

    ILOG develops, markets and supports advanced software components for user interface, resource optimization and data services functions that are fundamental to the development of business applications. In 1988, the Company began shipping software components developed in the LISP programming language. In 1992, the Company started to transition its products to the C++ programming language. In 1993, the Company began shipping ILOG Views and ILOG Solver, which product families represented 45% and 23% respectively of the Company's total license fee revenues in 1998. During 1998 the Company introduced Java versions of certain of its products which constituted approximately 6% of 1998 license fee revenues.

    In August 1997 the Company acquired the business of CPLEX Optimization, Inc. ("CPLEX"), located in Incline Village, Nevada, which provides linear based optimizer products written in C and constituted approximately 12% of the Company's revenues in 1998.

    Up until its initial public offering in February 1997, which raised $24.9 million, the Company has financed itself through a combination of venture capital investments and interest free loans from French government agencies and the European Union. The Company partially financed the August 1997 CPLEX acquisition through the issuance of 1.7 million shares and promissory notes totaling $5.0 million. In June 1998 a further financing of $10.5 million was received from SAP A.G. in exchange for approximately 0.7 million shares.

    The Company's software development efforts are based in France except for the CPLEX products, which are developed in Incline Village, Nevada. In 1998, the Company's French-based revenues and expenses were 28% and 43%, respectively, of the Company's total revenues and expenses excluding the write-off of intangible assets.

    The Company derives its revenues from the sale of development licenses to application developers and from run time or deployment licenses once applications are developed and deployed. Revenues from license fees represented approximately 63% of the Company's total revenues in 1998. Gross margins from license fees have increased from 94% in 1996 to 97% in 1998. Services consist of consulting to facilitate the adoption of the Company's products, maintenance and customer training. Gross margins for consulting and maintenance were approximately 40% and 75% respectively in 1998. Consulting, maintenance and training accounted for 22%, 12% and 3%, respectively, of the Company's total revenues in 1998.

    The Company's sales have historically been concentrated in Europe, particularly in France. The Company believes that the North American and Asian markets represent large growth opportunities for its products and services. Since the beginning of 1995, the Company has significantly expanded its sales effort by adding substantially to its U.S. and Asian direct sales forces and in August 1997 acquiring CPLEX which has resulted in rapid revenue and expense growth in these regions.

    In 1997 and 1998, U.S. revenues grew by 33% and 119%, respectively, over the preceding year and Asian revenues grew by 35% and 53%, respectively, over the preceding year. Without the revenues contributed by CPLEX, U.S. revenues would have grown by 55% in 1998 over 1997.

    The Company made major infrastructure and sales and marketing investments in the U.S. in 1997 and in the U.S. and Japan in 1998 resulting in marketing and selling expenses increasing in 1997 and 1998 by 25% and 26%, respectively, over the preceding year.

RESULTS OF OPERATIONS

    The following table sets forth certain items from the Company's consolidated statement of operations as a percentage of total revenues for the periods indicated:

                                                                                                 YEAR ENDED JUNE 30,
                                                                                           -------------------------------
                                                                                             1996       1997       1998
                                                                                           ---------  ---------  ---------
Revenues:
  License fees...........................................................................         72%        68%        63%
  Services...............................................................................         28         32         37
                                                                                                 ---        ---        ---
      Total revenues.....................................................................        100        100        100
                                                                                                 ---        ---        ---
Cost of revenues:
  License fees...........................................................................          4          2          2
  Services...............................................................................         17         18         20
                                                                                                 ---        ---        ---
      Total cost of revenues.............................................................         21         20         22
                                                                                                 ---        ---        ---
Gross margin.............................................................................         79         80         78
                                                                                                 ---        ---        ---
Operating expenses:
  Marketing and selling..................................................................         66         64         49
  Research and development...............................................................         17         14         12
  General and administrative.............................................................         14         13         11
  Write-off of acquired intangible assets................................................         --         --         57
                                                                                                 ---        ---        ---
      Total operating expenses...........................................................         97         91        129
                                                                                                 ---        ---        ---
Loss from operations.....................................................................        (18)       (11)       (51)
Net interest income (expense) and other..................................................         (1)         3         (0)
                                                                                                 ---        ---        ---
Net loss.................................................................................        (19)%        (8)%       (51)%
                                                                                                 ---        ---        ---
                                                                                                 ---        ---        ---

REVENUES

    Total revenues increased from $26.0 million in 1996 to $33.3 million in 1997 and to $54.6 million in 1998, representing increases of 28% and 64%, respectively.

    The Company has significantly increased its geographical market coverage to include the U.S., Germany, Japan, Singapore, Spain and the U.K., through the establishment of subsidiaries and in a number of other countries through distributors. During 1996, 1997 and 1998, revenues generated from customers outside of France totaled $15.0 million, $21.3 million and $37.4 million, respectively, representing 58%, 64% and 69% of total revenues, respectively. The growth in revenues generated from customers outside of France resulted primarily from the Company's increased presence in North America and Asia and the acquisition of CPLEX which contributed revenues totaling $6.3 million since its acquisition on August 20, 1998. During 1996, 1997 and 1998, revenues generated from customers in North America totaled $7.4 million, $9.9 million and $21.7 million, respectively. During 1996, 1997 and 1998, revenues generated from customers in Asia totaled approximately $2.4 million, $3.3 million and $5.0 million, respectively.

    In 1996 and 1997 no single customer accounted for more than 5% of total revenues. In 1998 SAP A.G. accounted for 7% of total revenues. An order from a single customer in a particular quarter can materially affect the Company's revenues and operating results for such period. See "Risk Factors--Fluctuations in Operating Results."

    LICENSE FEES. Revenues from license fees increased from $18.8 million in 1996 to $22.6 million in 1997, and to $34.1 million in 1998 representing increases of 20% and 51%, respectively. These increases in license fees reflect the growing market acceptance of the Company's products and the expansion of the Company's product offerings which in 1998 included the CPLEX products. During this period, the Company was generally able to maintain the price levels of its products.

    SERVICES. Revenues from services consist of consulting, maintenance and training. Consulting and training services are billed by the person day or on a fixed price basis. Maintenance services are available at an annual fee of 15% of the standard software list price. Cash related to maintenance contracts is generally received in advance while revenues are deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Revenues from services increased from $7.2 million in 1996 to $10.8 million in 1997 and to $20.5 million in 1998, representing increases of 50% and 90%, respectively. The increases in revenues from services were due primarily to increased demand for the Company's consulting services.

GROSS MARGIN

    The following table sets forth the gross margin for both categories of revenues for 1996, 1997 and 1998.

                                                                                                      YEAR ENDED JUNE 30,
                                                                                             -------------------------------------
                                                                                                1996         1997         1998
                                                                                                -----        -----        -----
Gross Margin:
  License fees.............................................................................          94%          96%          97%
  Services.................................................................................          38           45           47
      Total revenues.......................................................................          79           80           78

    LICENSE FEES. The Company's gross margin for license fees is currently affected by the pricing of its products as it relates to documentation and packaging costs. Cost of license fees, consisting primarily of documentation, packaging and freight expenses, decreased from $1.0 million in 1996 to $801,000 in 1997 and increased to $1.1 million in 1998 representing 6%, 4% and 3% of revenues from license fees in 1996, 1997 and 1998, respectively. The payment of royalties to third parties is currently not a significant component of the cost of license fees; however, in the event the Company significantly increases the incorporation of third-party technology in its products, the payment of such royalties may have the effect of lowering gross margins.

    SERVICES. The Company's gross margin for services is primarily impacted by the mix of consulting, maintenance and training revenues, where consulting and training revenues are relatively lower margin activities. The need for consulting and training services by the Company's customers to facilitate their adoption of the Company's products and the Company's ability to satisfy the demand for such services frequently has a direct impact on the Company's ability to generate license fees. Cost of services, consisting of employee-related expenses for these services, increased from $4.5 million in 1996 to $6.0 million in 1997 and to $10.8 million in 1998. The services gross margin increased from 38% to 45% and to 47% in 1996, 1997 and 1998, respectively, as a result of greater demand for the Company's consulting services.

OPERATING EXPENSES

    MARKETING AND SELLING. Marketing and selling expenses consist primarily of salaries and other payroll related expenses such as incentive compensation, promotional marketing activities, customer pre-sales technical support and overhead costs relating to occupancy. Marketing and selling expenses increased from

$17.2 million in 1996 to $21.5 million in 1997 and to $26.9 million in 1998, representing 66%, 64% and 49% of total revenues, respectively. The level of marketing and selling expenses as a percentage of total revenues in 1996 and 1997 is attributable to the significant worldwide expansion, particularly in the U.S., of the Company's marketing and selling organization. The increase in marketing and selling expenses over the last three years is due primarily to sales and marketing headcount growth which increased from 57 people at June 30, 1995 to 177 at June 30, 1998. The increase in headcount resulted from growth in the U.S. and the opening of offices in Germany and Japan in 1997 and 1998 respectively. The Company intends to continue the expansion of its sales and marketing organization in all three of its geographic regions, to promote its products and provide local customer support capability. Accordingly, the Company anticipates that marketing and selling expenses will continue to increase in absolute terms.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union to reduce the cost to the Company of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken and the related expenses are incurred. The following table sets forth research and development expenses and the amounts of government funding for 1996, 1997 and 1998:

                                                                                             YEAR ENDED JUNE 30,
                                                                                       -------------------------------
                                                                                         1996       1997       1998
                                                                                       ---------  ---------  ---------

                                                                                               (IN THOUSANDS)
Gross research and development expenses..............................................  $   6,986  $   4,954  $   7,204
Less government funding..............................................................     (2,549)      (388)      (629)
                                                                                       ---------  ---------  ---------
Research and development expense, net of funding.....................................  $   4,437  $   4,566  $   6,575
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    Research and development expenses increased from $4.4 million in 1996 to $4.6 million in 1997 and to $6.6 million in 1998, representing 17%, 14% and 12% of total revenues, respectively. The decrease in gross research and development expenses in 1997 compared to 1996 was due to the reduced level of government funding and completion of sponsored projects. The increase in research and development expenses in 1998 over 1997 was due to the CPLEX acquisition and generally increased staffing associated with the expansion and enhancement of the Company's product line. During 1998 research and development staffing increased by 25 or 49% to 76 at June 30, 1998. The Company has not capitalized any software development costs and all research and development costs have been expensed as incurred. See "Risk Factors--Risk of Loss of Government Research and Development Funding" and Note 1 of Notes to Consolidated Financial Statements.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel and related overhead costs for finance and general management. General and administrative expenses increased from $3.6 million in 1996 to $4.3 million in 1997 and to $6.0 million in 1998, representing 14%, 13% and 11% of total revenues, respectively. The increase in general and administrative expenses since 1996 results primarily from increased staffing to support the Company's growth. From June 30, 1995 to June 30, 1998, the number of the Company's employees engaged in general and administrative functions increased from 38 to 54.

    WRITE-OFF OF ACQUIRED INTANGIBLE ASSETS. Write-off of acquired intangible assets of $31.0 million in 1998 relates primarily to the expensing of software under development or earlier versions thereof nearing the end of their life cycle, which was acquired from CPLEX in August 1997.

NET INTEREST INCOME (EXPENSE) AND OTHER

    Net interest income (expense) and other totaled $(259,000), $1.1 million and $(121,000) in 1996, 1997 and 1998, respectively. The increase in 1997 was due to a $1.1 million grant received from an agency of the French government with respect to the Company's establishment of subsidiaries outside of France. In 1998 net interest income (expense) and other reflects primarily interest expense arising from the promissory notes issued in connection with the CPLEX acquisition. In 1998 interest income from the Company's cash equivalent investments was offset by the interest expense related to the local borrowings of certain subsidiaries.

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

    Under the Company's accounting policy for foreign currency translation, the results of the Company and each of its subsidiaries are measured in the currency in which that entity primarily conducts its business (the functional currency). The functional currencies of the Company and its subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation." All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at weighted average exchange rates of the year. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income (loss). The net exchange gain for 1996, 1997 and 1998 was $36,000, $2,000 and $76,000 respectively. These amounts represent transaction gains and are included in net interest income (expense) and other. To date, the Company has not undertaken hedging transactions to cover its currency transaction exposure but may undertake such transactions in a limited manner in the future. See Note 1 of Notes to Consolidated Financial Statements.

INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes."

    At June 30, 1998, the Company had net operating loss carryforwards from various tax jurisdictions of approximately $14.5 million, of which $4.3 million and $6.7 million were in France and the U.S., respectively, which will generally expire between 1999 and 2012 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

    As of June 30, 1998, a valuation allowance of $30.9 million had been provided against total deferred tax assets of $30.9 million (which consists primarily of the tax benefit of net operating loss carryforwards and the amortization of acquired intangible assets). The Company's expectation for realizing the deferred tax asset and the determination of the amount of the valuation allowance is based upon the existence of both taxable temporary differences and the likelihood of sufficient taxable income in the carryforward period of certain jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

    Over the last three years, the Company has financed its operations, investments in capital equipment and intangible assets acquired from CPLEX through the issuance of equity securities for approximately $50.2 million and $6.9 million of loans from the CPLEX vendors, banks and European government agencies, of which a portion were interest free.

    The Company has lines of credit with a French bank allowing for a maximum borrowing of approximately $3.3 million available until May 30, 1999. At June 30, 1998, $1.3 million was outstanding under this facility. The lines of credit bear interest at the Paris InterBank Offering Rate plus 1.5% which at June 30, 1998 corresponded to an effective rate of 5.1%.

    As of June 30, 1997 and 1998, the Company had cash and cash equivalents of $26.0 million and $20.1 million, respectively, and working capital of $25.1 million and $21.9 million, respectively. The net cash decrease of $6.0 million in 1998 was due to $15.6 million being used for the CPLEX acquisition and $1.9 million for capital expenditure, offset by $10.5 million received from SAP A.G. in exchange for an approximate 5% equity interest in the Company, $1.2 million received from employees for shares issued in connection with employee stock option and purchase plans and $1.5 million provided from operating activities less a net decrease in other working capital items.

    Accounts receivable increased from $9.7 million at June 30, 1997 to $15.2 million at June 30, 1998. The increase in accounts receivable during this period resulted from the growth in revenues.

    Net cash used for operating activities in 1996 and 1997 totaled $3.6 million and $1.4 million respectively, due to the net losses incurred in the respective periods after adjusting for changes in working capital. In 1998 the Company was provided cash from operations of $1.5 million reflecting the Company's operating profitability before the write-off of acquired intangible assets and after adjusting for changes in working capital.

    The Company's investing activities have consisted primarily of expenditure on fixed assets, which totaled $1.5 million, $1.1 million and $1.9 million in 1996, 1997 and 1998, respectively. In addition in 1998, as part of the CPLEX acquisition the Company acquired $31.8 million of intangible assets consisting primarily of software products under development or earlier versions thereof nearing the end of their life cycle. As a result, $31.0 million thereof was written-off in 1998.

    In 1996, 1997 and 1998, the Company's financing activities provided $4.0 million, $24.5 million and $10.8 million respectively, of which, in 1996 $3.4 million was from the issuance of shares to venture capital firms, certain existing shareholders and to employees, in 1997 $24.9 million were proceeds from the Company's initial public offering in February 1997 and in 1998 $10.5 million was from the issuance of shares to SAP A.G. for cash.

    While operating activities may provide cash in certain periods to the extent the Company may experience growth in the future, the Company anticipates that its operating and investing activities may use cash and, consequently, such growth may require the Company to obtain additional sources of financing.

YEAR 2000 COMPLIANCE RISKS

    The Company is aware that many currently installed information technology ("IT") systems, such as computer systems and software products, as well as non-IT systems that include embedded technology, were not designed to correctly process dates after December 31, 1999. The Company's own component products have been determined by the Company to be "Year 2000" compliant, although the customer applications into which they are integrated may not be Year 2000 compliant.

    The Company is also assessing the impact of such Year 2000 issues on its internal IT and non-IT systems as well as on its customers, suppliers and service providers. The Company plans to implement a new internal IT and enterprise accounting system in 1999 and believes that this will aid it in ensuring that its own internal IT systems will be Year 2000 compliant. The Company estimates that the expenses it has incurred to date to address Year 2000 issues have not been material and, although it has not completed its full assessment of its Year 2000 readiness, it does not expect to incur material expenses in connection with any required remediation efforts.

    To date the Company has not identified any significant areas of non-compliance with respect to its products or IT systems and expects that the assessment and plans for remedial action for all of its products and non-IT systems will be completed by the end of 1999. Further the Company anticipates receiving assurances from its key suppliers and service providers in addressing any Year 2000 issues which may affect the Company, in particular from utility companies, telecommunication service companies and other mission critical service providers that are outside the Company's control. Therefore, it may be difficult for the Company to ensure Year 2000 readiness from such third parties. Considering the complex interrelationships among Year 2000 issues both internal and external to the Company, there can be no assurance that the Company will be able to identify and accurately evaluate all Year 2000 issues and that unresolved or undetected internal and external Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

    If any customers, suppliers or service providers fail to appropriately address their Year 2000 issues, such failure could have a material adverse effect on the Company's business, financial condition and results of operation. For example, because a significant percentage of the purchase orders received from the Company's customers are computer generated, a failure of one or more of the computer systems of the Company's customers could have a significant adverse effect on the level and timing of orders from such customers. Similarly, if Year 2000 problems are experienced by any of the Company's significant suppliers or service providers, such problems could cause or contribute to delays or interruptions in the delivery of products or services to the Company; such delays or interruptions could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company may develop contingency plans in the event it has not completed all of its remediation programs in a timely manner. Such contingency plans may also address Year 2000 issues relating to third parties who provide goods or services essential to the Company's business but fail to appropriately address their Year 2000 issues. Even if these plans are completed on time and put in place, their can be no assurance that unresolved or undetected internal and/or external Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

    Finally, disruption in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The occurrence of one or more of the risks described above could have a material adverse effect on the Company's business, financial condition or results of operations.

INTRODUCTION OF THE EURO

    The Euro is scheduled to be introduced on January 1, 1999 in eleven European Monetary Union countries including France where the Company has its headquarters and a significant part of its worldwide operations is based, and in Germany and Spain where it has sales subsidiaries. Legacy currencies however will continue to be used as legal tender through January 1, 2002. The Company believes that the introduction of the Euro will simplify the conduct of its business in the above countries over time, however changes and/or improvements will need to be made to its accounting and related internal systems.

    The Company has commenced planning and the training of its personnel to handle the currency change and in addition the Company is also assessing the impact of the Euro on its internal IT and non-IT systems. The Company plans to implement a new internal IT and enterprise accounting system in 1999 and modify certain existing systems to accommodate the introduction of the Euro. The Company believes that such systems and system modifications will aid in ensuring that it will be able to accommodate the accounting and reporting requirements of the new currency.

    The Company does not expect to have to make major investments, other than in IT systems, to handle the changeover. There however can be no assurance that new systems will be introduced or existing systems modified in a timely and/or effective manner such that the Company will be able to properly handle the changeover to the Euro without causing a disruption to its business processes and operations, which in turn may result in a material adverse effect on the Company's business, financial condition and results of operations.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS FORM 20-F, THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS:

HISTORY OF LOSSES; ACCUMULATED DEFICIT; FUTURE OPERATING RESULTS UNCERTAIN

    The Company has incurred net losses in all but one of the last five fiscal years. As of June 30, 1998, the Company had an accumulated deficit of approximately $39.4 million. There can be no assurance that the Company will be profitable on a quarterly or annual basis in the future. The Company's limited operating history and the relative immaturity of its market, together with the factors described under "--Fluctuations in Operating Results" and "--Seasonality of Operating Results," make the prediction of future operating results impossible. The Company's past financial performance should not be considered indicative of future results. Although the Company has experienced revenue growth in recent periods, there can be no assurance that the Company's revenues will continue to increase or will not decrease. Future operating results will depend on many factors, including the growth of the market for the Company's object oriented components, demand for the Company's products and services, the level of competition, the Company's success in expanding its direct sales force and indirect distribution channels and the ability of the Company to develop and market new products and product enhancements and to control costs, as well as general economic conditions. See "--Fluctuations in Operating Results," "--Risk of Loss of Government Research and Development Funding," "--Seasonality of Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

FLUCTUATIONS IN OPERATING RESULTS

    The Company's operating results have varied significantly in the past and may vary significantly in the future, on a quarterly and an annual basis, as a result of a number of factors, many of which are outside the Company's control. These factors include demand for the Company's products and services, the size, timing and structure of significant licenses by customers, cost overruns on the Company's fixed price consulting contracts, changes in the mix of products and services licensed or sold by the Company, product life cycles, the publication of opinions about the Company, its products and object oriented technology by industry analysts, changes in pricing policies by the Company or its competitors, changes in the method of product distribution (including the mix of direct and indirect channels), customer order deferrals in anticipation of product enhancements or new product offerings by the Company or its competitors, customer cancellation of major planned software development programs, the grant of research and development expense reimbursements by government agencies and the timing of such research and development reimbursements. Moreover, declines in general economic conditions could precipitate significant reductions in corporate spending for information technology, which could result in delays or cancellations of orders for the Company's products. The Company's expense levels are relatively fixed and are based, in significant part, on expectations of future revenues. Consequently, if revenue levels are below expectations, expense levels could be disproportionately high as a percentage of total revenues, and operating results would be immediately and adversely affected. The Company has historically operated with little backlog because its products are generally shipped as orders are received. As a result, revenues from license fees in any quarter are substantially dependent on orders booked and shipped in that quarter and on sales by the Company's distributors and other resellers. Sales derived through indirect channels are harder to predict and may have lower margins than direct sales. The Company also believes that the purchase of its products is relatively discretionary and generally involves a significant commitment of a customer's capital resources. Therefore, any downturn in any potential customer's business would have a significant impact on the Company's revenues and quarterly results. In addition, the Company has historically recognized a substantial portion of its revenues from sales booked and shipped in the last month of a quarter such that the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a particular quarter. Because a number of the Company's individual orders are for significant revenue, the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are relatively fixed, the failure to ship a significant order in a particular quarter could substantially adversely affect revenues and operating results for such quarter. To the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. Revenues are difficult to forecast because the market for the Company's products is rapidly evolving. The Company may choose to reduce prices or increase spending in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require the Company to invest significantly greater resources in research and development efforts, the Company's future operating results may be adversely affected. Due to these and other factors, the Company's quarterly revenues, expenses and operating results could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. There can be no assurance that the Company will be able to grow in future periods or that it will be able to sustain its level of revenues or its rate of revenue growth on a quarterly or annual basis. See "--Risks Associated with Sales Cycle," "--Risk of Loss of Government Research and Development Funding" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

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

    The market for object oriented technology is characterized by a lack of standards and numerous competitors in the areas of components, methodology and services. The Company's future financial performance will depend in part upon the development of standards that the Company's products address. There can be no assurance that the Company will be able to respond effectively to the evolving requirements of the market. For example, to date the Company has focused its efforts on the C, C++ and Java programming languages. Should these languages lose acceptance in the marketplace or be replaced by other advanced languages, the Company's business, operating results and financial condition would be materially adversely affected. See "Business--Software Component Technology" and "--Products."

MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS

    The Company's future growth depends upon market acceptance of its products. There can be no assurance that a significant number of organizations will choose to use the Company's products, or that they will do so in a time frame that will benefit the Company. In particular, many of the Company's customers have licensed only small quantities of the Company's components, and there can be no assurance that these or new customers will license additional components from the Company or broadly implement object oriented technology. Industry data indicate that many complex software development projects are abandoned before completion or fail to satisfy user requirements, often after the expenditure of substantial amounts of money and time. While the Company believes that the components and professional services that it provides can increase the likelihood that a software development project will be completed successfully, the Company participates in an industry with an inherently high failure rate and there can be no assurance that the Company's customers will achieve success when using the Company's products and services. Any publicized performance problems relating to object oriented technology or products offered by the Company or by any competitor of the Company could also slow customer adoption of the Company's products. Moreover, to the extent that the Company is associated with unsuccessful customer projects, even if due to factors beyond the Company's control, the Company's reputation and competitive position could be materially and adversely affected. See "Business--Products."

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

RISK OF LOSS OF GOVERNMENT RESEARCH AND DEVELOPMENT FUNDING

    The Company has received significant amounts of research and development funding from the European Union and, to a lesser extent, agencies of the French government, which approximated $2.5 million, $388,000 and $688,000 for 1996, 1997 and 1998, respectively. Such funding has been netted against, and has therefore reduced, the Company's reported research and development expenses on a dollar for dollar basis. Relevant authorities award research and development funding on a discretionary basis based on applications made by the Company for specific product related projects. The Company has contracts that provide for additional research and development funds through March 2001 based upon recent funding applications. However, there can be no assurance that any future grants will be made. Failure to receive future funding, a reduction in existing levels of funding, or delays in receipt of additional funding may cause the Company's research and development expenses to increase and may adversely affect the Company's operating results on a dollar for dollar basis. See "--Fluctuations in Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

SEASONALITY OF OPERATING RESULTS

    A majority of the Company's sales have historically come from Europe. Similar to many companies in the software industry with significant sales outside of the U.S., the Company generally realizes lower revenues (i) in the September quarter than in the immediately preceding quarter due primarily to reduced economic activity in Europe in the summer months; and (ii) to a lesser extent, in the March quarter compared to the immediately preceding quarter due to the concentration by some customers of purchases in the fourth quarter of the calendar year, and their consequently lower purchasing activity during the following quarter. See "--Fluctuations in Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

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

    The Company's future success will depend in large part on its ability to improve its current technologies and to develop and market new products and product enhancements that address these changing market requirements on a timely basis. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements, that the Company will not experience difficulties that delay or prevent the successful development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market requirements and achieve market acceptance. As is customary in the software industry, the Company has in the past experienced delays in the introduction of new products and features, and may experience such delays in the future. If the Company is unable, for technological or other reasons, to develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition would be materially adversely affected. See "Business--Research and Development."

PRODUCT CONCENTRATION RISK

    The Company currently generates approximately 68% of its total license fees from the ILOG Views and ILOG Solver product families. The Company expects that revenues from these two product families will continue to represent a substantial portion of its total license fees for the foreseeable future. As a result, any factor adversely affecting licenses of either ILOG Views or ILOG Solver would have a material adverse effect on the Company's business, operating results and financial condition. The Company's future financial performance will depend in significant part on the Company's successful development and introduction, and customer acceptance, of new and enhanced versions of ILOG Views and ILOG Solver plus other products. In addition, to the extent that competitive pressures or other factors result in significant price erosion on these products, the Company's results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations," "Business--Products" and "--Competition."

COMPETITION

    The Company's present direct competitors include a number of private and public companies such as Dash Associates Limited, Dynatech Corporation, IBM, Neuron Data, Inc., SL Corporation and Template Software, Inc. In addition, virtually all of the Company's customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing the Company's current or proposed components. This would eliminate their need for the Company's services and components and limit future opportunities for the Company. The Company therefore is required to persuade development personnel within these customers' organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products. The Company expects to face additional competition from other established and emerging companies if the market for its components continues to develop and expand. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by the Company's products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain prices for products at levels that will enable the Company to market its products profitably. Any decrease in prices, as a result of competition or otherwise, could have a material adverse effect on the Company's business, operating results and financial condition.

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

DEPENDENCE UPON DEVELOPMENT OF SALES AND MARKETING FORCE

    The Company has made a significant investment in recent years in the expansion of its sales and marketing force, primarily in the U.S. and Asia, and plans to continue to expand its sales and marketing force. The Company's future success will depend in part upon the productivity of its sales and marketing force and the ability of the Company to continue to attract, integrate, train, motivate and retain new sales and marketing personnel. There can be no assurance that the Company's recent and planned investment in sales and marketing will ultimately prove to be successful or that the incremental revenues generated will exceed the significant incremental costs associated with these efforts. In addition, there can be no assurance that the Company's sales and marketing organization will be able to compete successfully against the significantly more extensive and better funded sales and marketing operations of many of the Company's current and potential competitors. The Company's inability to develop and manage its sales and marketing force expansion effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Sales and Marketing."

DEPENDENCE ON KEY PERSONNEL

    The Company's future success will depend in significant part upon the continued service of its key technical, sales and senior management personnel, including the Company's President and Chief Executive Officer, Pierre Haren. The Company is particularly dependent upon its technical personnel with expertise in object oriented technology. The loss of the services of one or more of the Company's key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success will depend on its ability to attract, integrate, train, motivate and retain highly qualified technical, sales and managerial personnel, and there can be no assurance that the Company will be able to do so. Competition for such personnel is intense, especially the competition for technical personnel with expertise in object oriented technology. The Company expects that such competition will continue for the foreseeable future, and may intensify. If the Company is unable to hire qualified personnel on a timely basis in the future, the Company's business, operating results and financial condition would be materially adversely affected. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Sales and Marketing," "--Employees" and "Management."

    The addition and assimilation of new personnel may be made more difficult by the fact that the Company's research and development personnel are located primarily in France, and its sales and marketing activities are located on three continents, thus requiring the coordination of organizations separated by geography and time zones, and the interaction of personnel with disparate business backgrounds, languages and cultures. See "--Risks Associated with Worldwide Operations."

RISKS ASSOCIATED WITH WORLDWIDE OPERATIONS

    The Company's engineering and research and development operations are located in France except for the CPLEX products which are developed in Incline Village, Nevada, and its sales and marketing operations are located on three continents. The geographic distance between these locations has in the past led, and could in the future lead, to logistical and communications difficulties. There can be no assurance that the geographic, time zone, language and cultural differences between the Company's French, North American and Asia personnel and operations will not result in problems that materially adversely affect the Company's business, operating results and financial condition. Further, the Company's operations may be directly affected by economic and political conditions in the countries where the Company does business.

    The Company expects to commit additional time and resources to expanding its worldwide sales and marketing activities, localizing its products for selected markets and developing local sales and support channels. There can be no assurance that such efforts will be successful. Failure to sustain or increase worldwide revenue, especially in North America and Asia, could have a material adverse effect on the Company's business, operating results and financial condition. Worldwide operations are subject to a number of risks, including the costs of localizing products for different countries, longer accounts receivable collection periods in certain geographic regions, especially Europe, and greater difficulty in accounts receivable collections, unexpected changes in regulatory requirements, dependence on independent resellers and technology standards, import and export restrictions and tariffs, difficulties and costs of staffing and managing international operations, potentially adverse tax consequences, political instability, the burdens of complying with multiple, potentially conflicting laws and the impact of business cycles and regional economic instability. Approximately 28% of the Company's sales in 1998 were denominated in French francs, with the remainder in U.S. dollars and, to a lesser extent, Singapore dollars and other currencies. An increase in the value of the French franc relative to foreign currencies could make the Company's products more expensive and, therefore, less competitive in other markets. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Business-- Sales and Marketing."

MANAGEMENT OF POTENTIAL GROWTH

    The Company has recently experienced a period of growth in revenues that has placed a significant strain on its management systems and resources. In addition, the size of the Company's staff increased from 281 to 398 employees during 1998. Further increases in the number of employees are anticipated in 1999. Much of this growth has occurred and will occur in North America and Asia, thus increasing the Company's need for information and communication systems. The Company's ability to manage any future growth effectively will require it to continue to improve its operational, financial and management controls, accounting and reporting systems and procedures and other internal processes, and there can be no assurance that the Company will be able to make such improvements in an efficient and timely manner or that such improvement will be adequate. If the Company's management is unable to manage growth and change effectively, the Company's business, operating results and financial condition could be materially adversely affected.

ACQUISITIONS

    In August 1997, the Company acquired the business of CPLEX Optimization, Inc. ("CPLEX") which developed and marketed linear based optimization libraries written in C, with operations in Incline Village, Nevada in exchange for 1,700,000 Company shares, $10 million cash and $5 million of promissory notes. In 1998 the Company commenced the integration of the CPLEX business into the Company's operations. The process of integrating CPLEX's business into the Company's operations may result in unforeseen operating difficulties and could absorb significant management attention and/or expenditures that would otherwise be available for the ongoing development of the Company's business. In August 1998, the Company also acquired Compass Modeling Solutions, Inc. ("Compass") in Reno, Nevada a small value added reseller of CPLEX products in exchange for 51,852 Company shares.

    The Company may in the future pursue other acquisitions of complementary product lines, technologies or businesses. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect any Company profitability. In addition, acquisitions, such as CPLEX, involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company may have limited direct prior experience, operating companies in different geographical locations with different cultures, and the potential loss of key employees of the acquired company. There are currently no agreements with respect to any acquisitions. In the event that such an acquisition does occur, however, there can be no assurance as to the effect thereof on the Company's business, financial condition or operating results.

RISK OF SOFTWARE DEFECTS; PRODUCT LIABILITY

    As a result of their complexity, software products frequently contain undetected errors or failures, especially when first introduced or when new versions or enhancements are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products and product enhancements released by the Company in the future. The occurrence of such errors could result in significant losses to the Company or a customer, especially if such errors occur in strategic applications. Such occurrence could also result in reduced market acceptance of the Company's products, which would have a material adverse effect on the Company's business, operating results and financial condition. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability and other claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements, especially unsigned "shrink-wrap" licenses, may not be effective under the laws of certain jurisdictions. Consequently, the sale and support of the Company's software by the Company entail the risk of such claims in the future. The Company currently has limited insurance against product liability risks or errors or omissions coverage, and there can be no assurance that additional insurance will be available to the Company on commercially reasonable terms or at all. A product liability claim or claim for economic loss brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

CURRENCY FLUCTUATIONS

    The Company publishes its financial statements in U.S. dollars. The Company has historically recorded a majority of its expenses in French francs, especially research and development expenses. A material portion of the Company's revenues is denominated in French francs, with the remainder in U.S. dollars and, to a lesser extent, Singapore dollars and other currencies. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. To date, the Company has not undertaken hedging transactions to cover its currency transaction exposure but may undertake such transactions in a limited manner in the future. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

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

VOLATILITY OF SHARE PRICE

    The market price of the Company's ADSs has experienced significant fluctuation and may continue to fluctuate significantly. In particular, the trading price of the ADSs could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, downturns in the economy of regions in which the Company does business, and other events or factors, many of which are beyond the Company's control. In some future quarters the Company's operating results may be below expectations of public market analysts and investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's ADSs would likely be immediately materially adversely affected. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, have and may continue to adversely affect the market price of the ADSs.

CONTROL BY OFFICERS AND DIRECTORS; FACTORS INHIBITING TAKEOVER

    As of August 31, 1998, the Company's executive officers and directors and their affiliates beneficially owned approximately 46% of the Company's Shares. As a result, such persons and entities, acting together, will have the effective ability to control the Company and direct its affairs and business. The concentration of ownership of the Company's Shares may have the effect of delaying, deferring or preventing a change in control of the Company.

    Pursuant to the Company's charter or STATUTS, the members of the Company's Board of Directors each serve for a three-year term. One-third of the directors are elected every year, which may make it more difficult for the Company's shareholders to replace the Board of Directors. The Board of Directors has also been authorized by the shareholders of the Company to effect increases in the Company's share capital in the context of a tender offer or exchange offer for the securities of the Company, which could have an anti-takeover effect. See "Directors and Executive Officers" and "Control of Registrant."

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

YEAR 2000 COMPLIANCE RISKS

    The Company is aware that many currently installed information technology ("IT") systems, such as computer systems and software products, as well as non-IT systems that include embedded technology, were not designed to correctly process dates after December 31, 1999. The Company's own component products have been determined by the Company to be "Year 2000" compliant, although the customer applications into which they are integrated may not be Year 2000 compliant.

    The Company is also assessing the impact of such Year 2000 issues on its internal IT and non-IT systems as well as on its customers, suppliers and service providers. The Company plans to implement a new internal IT and enterprise accounting system in 1999 and believes that this will aid it in ensuring that its own internal IT systems will be Year 2000 compliant. The Company estimates that the expenses it has incurred to date to address Year 2000 issues have not been material and, although it has not completed its full assessment of its Year 2000 readiness, it does not expect to incur material expenses in connection with any required remediation efforts.

    To date the Company has not identified any significant areas of non-compliance with respect to its products or IT systems and expects that the assessment and plans for remedial action for all of its products and non-IT systems will be completed by the end of 1999. Further the Company anticipates receiving assurances from its key suppliers and service providers in addressing any Year 2000 issues which may affect the Company, in particular from utility companies, telecommunication service companies and other mission critical service providers that are outside the Company's control. Therefore, it may be difficult for the Company to ensure Year 2000 readiness from such third parties. Considering the complex interrelationships among Year 2000 issues both internal and external to the Company, there can be no assurance that the Company will be able to identify and accurately evaluate all Year 2000 issues and that unresolved or undetected internal and external Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

    If any customers, suppliers or service providers fail to appropriately address their Year 2000 issues, such failure could have a material adverse effect on the Company's business, financial condition and results of operation. For example, because a significant percentage of the purchase orders received from the Company's customers are computer generated, a failure of one or more of the computer systems of the Company's customers could have a significant adverse effect on the level and timing of orders from such customers. Similarly, if Year 2000 problems are experienced by any of the Company's significant suppliers or service providers, such problems could cause or contribute to delays or interruptions in the delivery of products or services to the Company; such delays or interruptions could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company may develop contingency plans in the event it has not completed all of its remediation programs in a timely manner. Such contingency plans may also address Year 2000 issues relating to third parties who provide goods or services essential to the Company's business but fail to appropriately address their Year 2000 issues. Even if these plans are completed on time and put in place, their can be no assurance that unresolved or undetected internal and/or external Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

    Finally, disruption in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The occurrence of one or more of the risks described above could have a material adverse effect on the Company's business, financial condition or results of operations.

INTRODUCTION OF THE EURO

    The Euro is scheduled to be introduced on January 1, 1999 in eleven European Monetary Union countries including France where the Company has its headquarters and a significant part of its worldwide operations is based, and in Germany and Spain where it has sales subsidiaries. Legacy currencies however will continue to be used as legal tender through January 1, 2002. The Company believes that the introduction of the Euro will simplify the conduct of its business in the above countries over time, however changes and/or improvements will need to be made to its accounting and related internal systems.

    The Company has commenced planning and the training of its personnel to handle the currency change and in addition the Company is also assessing the impact of the Euro on its internal IT and non-IT systems. The Company plans to implement a new internal IT and enterprise accounting system in 1999 and modify certain existing systems to accommodate the introduction of the Euro. The Company believes that such systems and system modifications will aid in ensuring that it will be able to accommodate the accounting and reporting requirements of the new currency.

    The Company does not expect to have to make major investments, other than in IT systems, to handle the changeover. There however can be no assurance that new systems will be introduced or existing systems modified in a timely and/or effective manner such that the Company will be able to properly handle the changeover to the Euro without causing a disruption to its business processes and operations, which in turn may result in a material adverse effect on the Company's business, financial condition and results of operations.

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

DIRECTORS AND EXECUTIVE OFFICERS

    Under French law, the Board of Directors prepares and presents the year-end accounts of the Company to the shareholders and convenes shareholders' meetings. In addition, the Board of Directors reviews and monitors ILOG's economic, financial and technical strategies. French law provides that the Board of Directors be composed of no fewer than three and no more than 24 members. The actual number of directors must be within such limits and may be provided for in the STATUTS or determined by the shareholders at the annual general meeting of shareholders. The number of members of the Board may be increased only by decision of the shareholders. The Company's Board of Directors currently consists of eight members. Each director must be a shareholder of the Company. Under French law a director may be an individual or a corporation, but the Chairman must be an individual. Each director is elected for a three year term. There is no limitation, other than applicable age limits, on the number of terms that a director may serve. Directors are elected by the shareholders and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders. Vacancies which exist in the Board of Directors may be filled by the Board of Directors, pending the next shareholders' meeting.

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

    The Board currently has two committees: the Audit Committee, currently composed of Philippe Claude and Marc Fourrier, and a Compensation Committee, currently composed of Fredric Harman and Marc Fourrier. The Audit Committee primarily reviews with management and the Company's independent auditors the internal accounting procedures and quarterly and annual financial statements of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee determines the compensation of Pierre Haren, the Chairman and Chief Executive Officer of the Company, and the other executive officers of the Company and makes recommendations as to the implementation of the Company's stock option and other employee benefits plans. Each of the Committees makes recommendations to the Board of Directors for final decision by the Board.

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

    The following table sets forth the names, ages and positions of the directors and executive officers of ILOG:

                 NAME                        AGE                         POSITION WITH THE COMPANY
- ---------------------------------------  -----------  ----------------------------------------------------------------
Pierre Haren...........................          44   Chairman and Chief Executive Officer

Patrick Albert.........................          42   Chief Technology Officer

Stuart Bagshaw.........................          53   Chief Operating Officer

Dr. Robert Bixby.......................          52   Director and Technology Fellow

Edouard Efira..........................          50   Executive Vice President, International Strategic Alliances

Roger Friedberger......................          47   Chief Financial Officer

Todd Lowe..............................          42   Director and Executive Vice President, CPLEX and ILOG Direct

Jean Pommier...........................          34   Vice President, Worldwide Professional Services

William Scull..........................          45   Vice President of Worldwide Marketing

Jean-Francois Abramatic................          48   Director

Pascal Brandys.........................          39   Director

Philippe Claude........................          50   Director

Marc Fourrier..........................          44   Director

Fredric Harman.........................          36   Director

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

    Stuart Bagshaw has served as Chief Operating Officer of the Company since January 1998. From April 1995 until December 1997, Mr. Bagshaw was at Gemplus, Inc. holding a number of senior management positions where his most recent position was as Executive Vice President, Corporate Strategy. From November 1991 to March 1995 he was at XEROX Corporation (Xsoft Division) initially as Vice President International Operations and later as Vice President Worldwide Operations.

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

    Edouard Efira has served as the Company's Executive Vice President, International Strategic Alliances and Business Development since January 1997. From May 1996 to January 1997, he was Chief

Operating Officer of the Company and, from January 1989 to May 1996, he was Director of International Sales. Mr. Efira served on ILOG's Board of Directors from August 1997 to September 1998.

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

    Todd Lowe has served as a Director since August 1997 and as the Company's Executive Vice President, CPLEX and ILOG Direct since July 1998. From August 1997 until June 1998 he was the Company's Executive Vice President, CPLEX business. From 1988 until 1997 he was President of CPLEX Optimization, Inc. He received a Chemical Engineering degree from the University of California. Mr. Lowe's term on the Board of Directors expires in 2000.

    Jean Pommier has been Vice President, Worldwide Professional Services since January 1997. From January 1995 to January 1997, he was Director of Consulting and Quality and, from March 1991 to January 1995, he was Director of Consulting. Mr. Pommier joined the Company in August 1987 as a software engineer. Mr. Pommier received an Engineering degree from ENSAM in 1986 and received an M.S. in Computer Science from the University of Nice in 1987.

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

    Jean-Francois Abramatic has served as a director of the Company since December 1994. Since 1992, Mr. Abramatic has been Director of Development at INRIA which position was extended in September 1997 to Director of Development and Industrial Relations. In September 1996, Mr. Abramatic was appointed Chairman of the International World Wide Web Consortium and as an Associate Director of the MIT Laboratory of Computer Science. Mr. Abramatic received an Engineering degree from Ecole des Mines, Nancy in 1971 and a Ph.D. from the University of Paris VI in 1980. Mr. Abramatic's term on the Board of Directors expires in 2000.

    Pascal Brandys has served as a director of the Company since September 1998. Mr. Brandys has been Chairman of the Board of Directors and Chief Executive Officer of Genset S.A. since he co-founded it in 1989. Since 1997, Mr. Brandys has served as President of France Biotech, the association of French biotechnology companies. Mr. Brandys graduated from the Ecole Polytechnique in 1980, received an M.S. in Economic Systems from Stanford University in 1982 and an M.S. in Civil Engineering from the Ecole Nationale des Ponts et Chaussees in 1983. Mr. Brandys's term on the Board of Directors expires in 1998, but will be extended to 2000 upon ILOG shareholder approval at its Ordinary General Meeting, to be held on November 4, 1998.

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

    Marc Fourrier has served as a director of the Company since April 1987. Mr. Fourrier is President of Delphis, a holding company that specializes in the creation and development of high technology companies. From 1988 to June 1997, Mr. Fourrier was a principal of Cleversys S.A., a consulting firm which specializes in information technology. Mr. Fourrier received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussees in 1978, and an M.S. from MIT in 1978. Mr. Fourrier's term on the Board of Directors expires in 1998, but will be extended to 2001 upon ILOG shareholder approval at its Ordinary General Meeting to be held on November 4, 1998.

    Fredric Harman has served as the permanent representative of Oak Management Corporation, a director of the Company, since December 1994, and was appointed a director of the Company in his individual capacity in September 1996. Mr. Harman is a General Partner of Oak Investment Partners, a venture capital firm. Mr. Harman was formerly with Morgan Stanley where he was a General Partner of Morgan Stanley Venture Partners, L.P., a venture capital firm. He is also a Director of SPSS, Inc., International Manufacturing Services, and Inktomi Corporation. Mr. Harman received his B.S. and an M.S. in Electrical Engineering from Stanford University in 1983, and an M.B.A. from the Harvard Graduate School of Business in 1987. Mr. Harman's term on the Board of Directors expires in 1998, but will be extended to 2001 upon ILOG shareholder approval at its Ordinary General Meeting to be held on November 4, 1998.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    The aggregate amount of compensation of all executive officers of ILOG as a group (8 persons) paid or accrued for services in all capacities for the year ended June 30, 1998 was approximately $1.7 million. In accordance with French law relating to commercial companies, only shareholders may determine directors fees paid to the Board of Directors. The Board of Directors then has full and discretionary authority to decide the allocation of the directors' fees authorized by the shareholders among its members. The shareholders of the Company have not authorized the payment of any directors fees for 1998.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    The Company has five employee stock option or purchase plans currently in effect. The following is a summary description of each of the Company's plans.

    THE 1989 STOCK OPTION PLAN. In a general meeting held in 1989, the shareholders of the Company authorized the Board of Directors to grant options with respect to an aggregate of 672,500 Shares at a fixed price during the first year of grant and thereafter as determined by the Board of Directors on the date of grant, at a price based on the net assets of the Company (the "1989 Plan"). The Board of Directors was authorized to grant options under the 1989 Plan until January 1, 1994. Under the 1989 Plan, options become exercisable during a four-year period from the date of grant, subject to vesting on the basis of one-fourth of the Shares upon the date of grant, and one-fourth of the Shares in each of the three following years. As of August 31, 1998 options with respect to an aggregate of 5,625 Shares were outstanding under the 1989 Plan at an exercise price of FF1.16 per share.

    THE 1992 STOCK OPTION PLAN. In general meetings held in 1992 and in 1993, the shareholders of the Company authorized the Board of Directors to grant options with respect to an aggregate of 614,275 Shares at a price to be determined by the Board of Directors on the date of grant based on the net assets of the Company and increased by a reasonable estimate of the future profitability of the Company (the "1992 Plan"). The Board of Directors were able to grant options under the 1992 Plan until June 1998. Under the 1992 Plan, options become exercisable for a period of five years following the date of grant subject to vesting on the basis of one-fourth of the Shares upon the date of grant, and one-fourth in each of the three following years. As of August 31, 1998, options with respect to an aggregate of 294,503 Shares were outstanding under the 1992 Plan at exercise prices ranging from FF9.00 per share to FF32.00 per share.

    THE 1996 STOCK OPTION PLAN. In 1994, the shareholders of the Company authorized the Board of Directors to grant up to 500,000 options at a price to be determined by the Board of Directors on the date of grant based on the net assets of the Company, a reasonable estimate of its future profitability and its future development prospects (the "1994 Plan"). The Board of Directors may grant such options until November 23, 1999. In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the "Code") for the granting of incentive stock options, the Company decided to adopt a new plan (the "1996 Plan"), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders on May 30, 1996, and on that date 600,000 Shares, on October 17, 1996, 200,000 Shares, on August 20, 1997 1,600,000 Shares, on December 17,
1997 500,000 Shares and on August 31, 1998 1,000,000 Shares, were added to the 1996 Plan with respect to which options may also be granted by the Board of Directors until November 23, 1999. On September 24, 1998 the Board adopted the 1998 Stock Option Plan, subject to ratification by shareholders, to succeed the 1996 Stock Option Plan. The 1998 Stock Option Plan is identical to the 1996 Stock Option Plan except that it expires in 2003. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant of options and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to the Company. As of August 31, 1998, options with respect to an aggregate of 2,900,509 Shares were outstanding at exercise prices ranging from FF12.80 to FF88.79, and options to purchase 1,219,959 Shares remained available for grant under the 1996 Plan.

    As of August 31, 1998, options to purchase an aggregate of 1,640,438 Shares were held by executive directors and/or executive officers of the Company as a group (8 persons). Under French Law, the Company cannot grant options to members of the Board of Directors (other than the Chairman, Chief Executive Officer or Managing Director) who are not employees.

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

    The Company has not recorded a liability for social charges which may be assessed for options granted as of June 30, 1998 as the liability, being dependent on future values of the Company's shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares in less than a five year period.

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

    As of August 31, 1998 the Company had issued 83,097 and 55,403 Shares under the Purchase Plan and Savings Plan, respectively.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    Since July 1, 1995, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the share capital of the Company had or will have a direct or indirect material interest other than in the transactions described below.

    The directors of the Company include a General Partner of an affiliate of Atlas Venture Europe Fund B.V.

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

    In January 1997, the Company's U.S. subsidiary extended a loan in the amount of $75,000 to Mr. Edouard Efira, the Executive Vice President, International Strategic Alliances of the Company. The loan yielded interest at a rate of 5.63% and was repaid on September 1, 1998.

    In August 1997 the Company acquired the business of CPLEX Optimization, Inc., ("CPLEX") for which it issued 1,700,000 shares, paid $15,000,000 in cash and issued three promissory notes in an aggregate amount of $5,000,000 to CPLEX. Of the 1,095 outstanding shares of CPLEX at the time of the acquisition Mr. Robert Bixby, a director of the Company, held 558; Mr. Todd Lowe, a director of the Company, held 215; and Ms. Janet Lowe, the spouse of Mr. Lowe, held 322.

    In the context of the acquisition by the Company of the business of CPLEX, the Company issued three promissory notes to CPLEX in an aggregate principal amount of $5.0 million repayable in three annual equal installments commencing on August 20, 1999 and incurring interest at a rate of 6.39% per annum. Following the acquisition the promissory notes were assigned among Mr. Lowe, for a principal amount of $981,735, Mr. Bixby, for a principal amount of $2,547,945 and Ms. Lowe, for a principal amount of $1,470,320.

    In the context of the acquisition by the Company of CPLEX, the Company's subsidiary ILOG, Inc., entered into employment agreements dated August 20, 1997 with each of Mr. Lowe, Mr. Bixby and Ms. Lowe. The Employment Agreement of each of Mr. Lowe, Mr. Bixby and Ms. Lowe has a three year term. Although such employment is in each case at will, if the Company terminates any of such employees' employment other than for cause or if such employee dies or becomes disabled, then such employee's stock options shall continue to vest and such employee's salary and bonus will continue to be paid for the employment term. Mr. Lowe was granted options for the purchase of 200,000 shares and his annual salary is $150,000 plus a target bonus of $50,000. Ms. Lowe was granted options for the purchase of 200,000 shares and her annual salary is $100,000 plus a target bonus of $30,000. Mr. Bixby was granted options for the purchase of 400,000 shares and his annual salary is $135,000.

    In the context of the acquisition by the Company of CPLEX, the Company, pursuant to a Technology Access Letter granted to Mr. Bixby certain continued access and rights to the CPLEX software and technology including personal access to the source code for a limited period; the right to request the Company to grant non-transferable object code licenses to academic institutions for research promotions; the right to request the Company to grant non-transferable object code licenses to Rice University with updates; and the right of perpetual access to the problem test bed (the collection of proprietary problems existing at the time of termination of Mr. Bixby's employment). Such access and rights were granted subject to protection of the Company's confidential information and their being for research and academic purposes only.

    On August 31, 1998 the Company entered into an Agreement and Plan of Reorganization whereby it acquired Compass Modeling Solutions, Inc., in exchange for 51,852 Company shares of which Mr. and Ms. Lowe, as trustees of the Lowe Family Trust received 20,514 Company shares and Mr. Bixby received 4,559 Company shares.

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

    Not Applicable

ITEM 18. FINANCIAL STATEMENTS

    See pages F-1 through F-19.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

    (A) Financial Statements

    The following financial statements and schedules, together with the report of Ernst & Young Audit thereon, are filed as part of this annual report:

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

    (B) Exhibits

   EXHIBIT
   NUMBER                                                      EXHIBITS
- -------------  ---------------------------------------------------------------------------------------------------------
          1    Amended Depositary Agreement, dated August 13, 1998*
          1    Amended STATUTS (By-laws) of the Company (English Translation)*
          2    Summary (in English) of Orsud Lease
          3    Subscription Agreement between ILOG S.A. and SAP Aktiengesellschaft

- ------------------------

* Original agreement incorporated by reference to the Registration Statement (Registration Statement No. 333-6322) on Form F-1 effective on February 13, 1997.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ILOG S.A.

                                By:  /s/ Roger D. Friedberger
                                     Roger D. Friedberger
                                     Chief Financial Officer

Dated: September 30, 1998

                                   ILOG S.A.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Independent Auditors' Report...............................................................................         F-2
Consolidated Balance Sheets................................................................................         F-3
Consolidated Statements of Operations......................................................................         F-4
Consolidated Statements of Shareholders' Equity............................................................         F-5
Consolidated Statements of Cash Flows......................................................................         F-6
Notes to Consolidated Financial Statements.................................................................         F-7

                          INDEPENDENT AUDITORS' REPORT

The Directors and Shareholders

ILOG S.A.

    We have audited the accompanying consolidated balance sheets of ILOG S.A. and subsidiaries as of June 30, 1997 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of June 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG Audit

                                           /s/ John Mackey

                                           Represented by
                                             John Mackey

Paris, France

July 31, 1998

                                   ILOG S.A.

                          CONSOLIDATED BALANCE SHEETS

                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                                                   JUNE 30,
                                                                                            ----------------------
                                                                                               1997        1998
                                                                                            ----------  ----------
                                                      ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $   26,037  $   20,052
  Accounts receivable (less allowance for doubtful accounts of
    $273 and $518 at June 30, 1997 and 1998, respectively.................................       9,740      15,185
  Value-added tax collectible on accounts receivable......................................       1,016       1,374
  Other receivables.......................................................................         814       1,917
  Prepaid expenses........................................................................         657       1,078
                                                                                            ----------  ----------
        Total current assets..............................................................      38,264      39,606
Property and equipment....................................................................       6,746       8,312
  Less accumulated depreciation and amortization..........................................      (3,978)     (5,007)
                                                                                            ----------  ----------
  Property and equipment-net..............................................................       2,768       3,305
Other assets..............................................................................         276         507
                                                                                            ----------  ----------
        Total assets......................................................................  $   41,308  $   43,418
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Lines of credit.........................................................................  $    1,300  $    1,300
  Accounts payable and accrued expenses...................................................       4,001       4,764
  Accrued compensation....................................................................       3,066       4,523
  Value-added tax payable.................................................................         732       1,361
  Current portion of long-term debt.......................................................         883         755
  Deferred revenue........................................................................       3,165       4,984
                                                                                            ----------  ----------
        Total current liabilities.........................................................      13,147      17,687
Long-term portion of interest-free loans..................................................         841         591
Long-term portion of capitalized lease obligations........................................         293         389
Notes payable issued on business acquisition..............................................          --       5,000
                                                                                            ----------  ----------
        Total liabilities.................................................................      14,281      23,667

Commitments and contingencies

Shareholders' equity:
  Shares, FF 4.00 nominal value; 10,959,622 and 13,740,677 shares issued and outstanding
    at June 30, 1997 and 1998, respectively...............................................       7,838       9,678
  Additional paid-in capital..............................................................      30,560      50,392
  Accumulated deficit.....................................................................     (11,349)    (39,384)
  Cumulative translation adjustment.......................................................         (22)       (935)
                                                                                            ----------  ----------
        Total shareholders' equity........................................................      27,027      19,751
                                                                                            ----------  ----------
        Total liabilities and shareholders' equity........................................  $   41,308  $   43,418
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                 See notes to consolidated financial statements

                                   ILOG S.A.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                                                                    YEAR ENDED JUNE 30,
                                                                            ------------------------------------
                                                                               1996        1997         1998
                                                                            ----------  ----------  ------------
Revenues:
  License fees............................................................  $   18,848  $   22,553  $     34,141
  Services................................................................       7,166      10,772        20,455
                                                                            ----------  ----------  ------------
                                                                                26,014      33,325        54,596
Cost of revenues:
  License fees............................................................       1,050         801         1,107
  Services................................................................       4,458       5,962        10,821
                                                                            ----------  ----------  ------------
                                                                                 5,508       6,763        11,928
                                                                            ----------  ----------  ------------
Gross profit..............................................................      20,506      26,562        42,668
Operating expenses:
  Marketing and selling...................................................      17,227      21,451        26,949
  Research and development................................................       4,437       4,566         6,575
  General and administrative..............................................       3,554       4,292         6,013
  Write-off of acquired intangible assets.................................          --          --        31,045
                                                                            ----------  ----------  ------------
      Total operating expenses............................................      25,218      30,309        70,582
                                                                            ----------  ----------  ------------
Loss from operations......................................................      (4,712)     (3,747)      (27,914)
                                                                            ----------  ----------  ------------
Interest expense..........................................................        (342)       (246)         (466)
Interest income...........................................................          47         334           283
Foreign exchange gain.....................................................          36           2            76
Other.....................................................................          --       1,034           (14)
                                                                            ----------  ----------  ------------
                                                                                  (259)      1,124           (63)
                                                                            ----------  ----------  ------------
Loss before income taxes..................................................      (4,971)     (2,623)      (28,035)
Income taxes..............................................................          --          --            --
                                                                            ----------  ----------  ------------
Net loss..................................................................  $   (4,971) $   (2,623) $    (28,035)
                                                                            ----------  ----------  ------------
                                                                            ----------  ----------  ------------
Net loss per share........................................................  $    (0.73) $    (0.31) $      (2.22)
                                                                            ----------  ----------  ------------
                                                                            ----------  ----------  ------------
Number of shares used in per share calculations...........................   6,855,181   8,376,411    12,612,868
                                                                            ----------  ----------  ------------
                                                                            ----------  ----------  ------------

                 See notes to consolidated financial statements

                                   ILOG S.A.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                      SHARES           ADDITIONAL                 CUMULATIVE
                                              -----------------------    PAID-IN    ACCUMULATED   TRANSLATION  SHAREHOLDERS'
                                                 SHARES      AMOUNT      CAPITAL      DEFICIT     ADJUSTMENT      EQUITY
                                              ------------  ---------  -----------  ------------  -----------  -------------
Balance July 1, 1995........................     6,199,695  $   4,445   $     983    $   (3,755)   $     793    $     2,466
  Options exercised.........................       116,377         90           7                                        97
  Issuance of shares........................       631,577        489       2,810                                     3,299
  Amortization of deferred stock
    compensation............................                                  141                                       141
  Translation adjustment....................                                                             204            204
  Net loss..................................                                             (4,971)                     (4,971)
                                              ------------  ---------  -----------  ------------  -----------  -------------
Balance June 30, 1996.......................     6,947,649      5,024       3,941        (8,726)         997          1,236
  Options exercised.........................        44,587         31          80                                       111
  Conversion of bonds.......................     1,329,986        933       3,355                                     4,288
  Issuance of shares........................     2,637,400      1,850      23,089                                    24,939
  Amortization of deferred stock
    compensation............................                                   95                                        95
  Translation adjustment....................                                                          (1,019)        (1,019)
  Net loss..................................                                             (2,623)                     (2,623)
                                              ------------  ---------  -----------  ------------  -----------  -------------
Balance June 30, 1997.......................    10,959,622      7,838      30,560       (11,349)         (22)        27,027
  Options exercised.........................       336,471        224         448                                       672
  Issuance of shares........................     2,444,584      1,616      19,267                                    20,883
  Amortization of deferred stock
    compensation............................                                  117                                       117
  Translation adjustment....................                                                            (913)          (913)
  Net loss..................................                                            (28,035)                    (28,035)
                                              ------------  ---------  -----------  ------------  -----------  -------------
Balance June 30, 1998.......................    13,740,677  $   9,678   $  50,392    $  (39,384)   $    (935)   $    19,751
                                              ------------  ---------  -----------  ------------  -----------  -------------
                                              ------------  ---------  -----------  ------------  -----------  -------------

                 See notes to consolidated financial statements

                                   ILOG S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                        YEAR ENDED JUNE 30,
                                                                                  --------------------------------
                                                                                    1996       1997        1998
                                                                                  ---------  ---------  ----------
Cash flows from operating activities:
  Net loss......................................................................  $  (4,971) $  (2,623) $  (28,035)
  Adjustments to reconcile net loss to net cash used for operating activities:
    Depreciation and amortization of property and equipment.....................      1,053        933       1,571
    Write-off of acquired intangible assets.....................................         --         --      31,045
    Loss (gain) on sales of fixed assets........................................        120         (5)          5
    Increase (decrease) in cash from:
      Accounts receivable.......................................................     (3,988)    (1,990)     (5,764)
      Value-added tax collectible on accounts receivable........................       (153)      (182)        382
      Other receivables.........................................................        394      1,024      (1,684)
      Prepaid expenses..........................................................        (86)      (192)       (448)
      Accounts payable and accrued expenses.....................................      1,799        396       1,088
      Accrued compensation......................................................      1,124        484       1,541
      Deferred revenue..........................................................        749      1,010       2,204
      Value-added tax payable...................................................        280       (114)        656
      Other.....................................................................         89       (117)     (1,058)
                                                                                  ---------  ---------  ----------
        Net cash provided by (used for) operating activities....................     (3,590)    (1,376)      1,503
                                                                                  ---------  ---------  ----------
Cash flows from investing activities:
  Acquisition of business including transaction costs...........................         --         --     (15,600)
  Purchases of property and equipment...........................................     (1,500)    (1,124)     (1,862)
  Proceeds from sale of property and equipment..................................          2         --         136
                                                                                  ---------  ---------  ----------
        Net cash used for investing activities..................................     (1,498)    (1,124)    (17,326)
                                                                                  ---------  ---------  ----------
Cash flows from financing activities:
  Proceeds from loans...........................................................      1,143        768          --
  Repayment of loans............................................................       (174)      (810)       (372)
  Principal payments on capital lease obligations...............................       (391)      (516)       (482)
  Cash proceeds from issuance of shares.........................................      3,396     25,050      11,655
                                                                                  ---------  ---------  ----------
        Net cash provided by financing activities...............................      3,974     24,492      10,801
                                                                                  ---------  ---------  ----------
Effect of exchange rate changes on cash and cash equivalents....................        945       (930)       (963)
                                                                                  ---------  ---------  ----------
Net increase (decrease) in cash and cash equivalents............................       (169)    21,060      (5,985)
Cash and cash equivalents, beginning of period..................................      5,146      4,977      26,037
                                                                                  ---------  ---------  ----------
Cash and cash equivalents, end of period........................................  $   4,977  $  26,037  $   20,052
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------

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

    The Company develops, markets and supports advanced software components for user interface, resource optimization and data services functions that are fundamental to the development of business applications. The Company's object oriented libraries are used in all development stages, from conceptual modeling to final delivery, of C, C++ and Java compiled applications. The Company's products are distributed through its direct sales force, ISVs, and VARs.

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

    The accompanying consolidated financial statements include the Company and its subsidiaries in the United States, Germany, Japan, Singapore, Spain and the United Kingdom after eliminating intercompany accounts and transactions.

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

    Gains or losses resulting from the above translation process are recorded in shareholders' equity. Gains and losses resulting from foreign currency transactions are reflected in net loss. The Company has not undertaken hedging transactions to cover its currency translation exposure.

REVENUE RECOGNITION

    The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 91-1 on software revenue recognition. In October 1997, the American Institute of Certified Public Accountants issued Statement of Position No. 97-2 "Software Revenue Recognition" (SOP 97-2). The Company is adopting SOP 97-2 commencing with the year ending June 30, 1999. Because of the Company's current accounting policies management does not anticipate that the adoption of SOP 97-2 will have a significant effect on the Company's future revenues or earnings.

    License fees are earned under software license agreements with end users and distributors and are recognized upon shipment if no significant vendor obligations remain and collection of the resulting receivable is deemed probable.

                                   ILOG S.A.

    Services revenues are derived from consulting and training services and fees earned under annual maintenance agreements for providing updates, on an "if and when available" basis, for existing software products, user documentation and technical support. Maintenance revenue is recognized ratably over the term of such agreements. If such services are included in the initial licensing fee, the value of the services is unbundled and recognized ratably over the related service period.

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

    The Company sells its products to customers in a variety of industries in Europe, North America and Asia. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management's expectations. The Company generally requires no collateral, but does request letters of credit in certain circumstances.

CASH EQUIVALENTS AND INVESTMENTS

    The Company considers all highly liquid investments with insignificant interest risk and purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include marketable securities which are principally money market funds certificates of deposits, and commercial paper. The cost associated which such securities approximates fair market value.

    Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", investments classified as available-for-sale are reported at fair-value. Unrecognized gain or losses on available-for-sale securities are included, net of tax, in equity until their disposition. Realized gains and losses and decline in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    At June 30, 1997 and 1998, the carrying values of current financial instruments such as cash, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. At June 30, 1997 and 1998, the fair value of long-term debt was $777,000 and $5,601,000 respectively, compared to book values of $841,000 and $5,591,000 respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

NET LOSS PER SHARE

    In 1997, the Company adopted Statement of Financial Accounting Standard No.128 "Earning per Share" (SFAS 128). SFAS 128 requires the calculation of basic earnings per share which excludes any dilutive effects of stock options and warrants and diluted earnings per share. As net losses have been reported for all periods presented, the dilutive effects of stock options and warrants have been excluded from the calculation of net loss per share.

                                   ILOG S.A.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Computer equipment and purchased software.......  1-3 years
Furniture and other equipment...................  4-8 years
Leasehold improvements..........................  10 years, or lease term if less

    Amortization of capitalized leased equipment is included in depreciation expense.

    Long-lived assets are written-down when as a result of events and changes in circumstances within the year, their recoverable value based on undiscounted future cash flow appear to be permanently less than their carrying value.

SOFTWARE DEVELOPMENT COSTS

    In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", the Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require management's judgment with respect to certain external factors, including, but not limited to, anticipated future gross license revenues, estimated economic life and changes in software and hardware technology. Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company's products has been of relatively short duration, costs qualifying for capitalization were insignificant during the years ended June 30, 1996, 1997 and 1998, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

RESEARCH AND DEVELOPMENT GRANTS

    The Company receives financial support for various research projects from public institutions. Such support is recorded as a reduction of research and development expenses in the periods when the projects are undertaken, the related expenses have been incurred and the funding has been definitively acquired. Financial support of $2,549,000, $388,000 and $629,000 received in the years ended June 30, 1996, 1997 and 1998, has been recorded as reductions to the related research and development expenses in each such year.

INCOME TAXES

    The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

EMPLOYEE STOCK OPTION PLANS

    In 1996, the Company adopted the disclosure provisions of Financial Accounting Standard No.123 (SFAS 123), "Accounting for Stock Based Compensation". As permitted by SFAS 123, the Company has

                                   ILOG S.A.

elected to continue to account for its employee stock option plans in accordance with the provisions of the Accounting Principles Board opinion No.25 (APB 25), "Accounting for Stock Issued to Employees", which requires that compensation expense be recorded when the option exercise price is less than the market value of the underlying share on the grant date. Differences between the exercise price of the options and the estimated fair value of the underlying shares are recorded as compensation expense and amortized over the vesting period, and result in an increase in additional paid-in capital being recorded as the expense is recognized.

RECENT PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standard Board issued Statement No. 130, "Reporting Comprehensive Income". This statement requires that all items that are to be required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997, and will be adopted by the Company for the year ending June 30, 1999.

    In addition, in June 1997, the Financial Accounting Standard Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement replaces Statement No. 14 and changes the way public companies report segment information. This statement is effective for fiscal years beginning after December 15, 1997, and will be adopted by the Company for the year ending June 30, 1999.

    In June 1998, the Financial Accounting Standard Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 1999, and will be adopted by the Company for the year ending June 30, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

2. BUSINESS ACQUISITION

    On August 20, 1997, the Company acquired the business of CPLEX Optimization, Inc. (CPLEX), a software company based in Incline Village, Nevada in exchange for $15.0 million cash, promissory notes of $5.0 million and 1,700,000 shares of the Company. The acquisition was accounted for as a purchase with substantially all of the purchase price being allocated to in-process technology and other intangible assets with $31.0 million thereof being charged to operations during the year.

    Supplemental cash flow information regarding the acquisition:

                                                                                (IN THOUSANDS)
Non-cash investing and financing activities

Details of acquisition:
  Fair value of intangible assets acquired....................................   $     31,800
  Deferred revenues and liabilities assumed...................................         (1,106)
  Notes issued................................................................         (5,000)
  Shares issued...............................................................        (10,094)
                                                                                --------------
Cash paid for acquisition including transaction costs.........................   $    (15,600)
                                                                                --------------
                                                                                --------------

                                   ILOG S.A.

    The operating results of the acquired company have been included in the accompanying consolidated financial statements from its date of acquisition. Unaudited pro-forma information of the Company for the year ended June 30, 1997 as if the acquisition had taken place on July 1, 1996 are (in thousands, except per share information): net sales $38,983, loss from operations $31,703, net loss $35,546 and net loss per share $3.03. Included in the pro-forma loss from operations is $31,045 of expensed in-process technology and written-off intangibles acquired in the acquisition.

    Similar pro-forma information has not been presented for the year ended June 30, 1998 as the results of operations of CPLEX for substantially the entire year have been included in the accompanying consolidated financial statements.

3. CASH AND CASH EQUIVALENTS

    Cash and cash equivalents, all of which are classified as available-for-sale securities, include:

                                                                                JUNE 30,
                                                                          --------------------
                                                                            1997       1998
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Cash held at bank.......................................................  $   1,617  $  14,056
Cash equivalents........................................................     24,420      5,996
                                                                          ---------  ---------
                                                                          $  26,037  $  20,052
                                                                          ---------  ---------
                                                                          ---------  ---------

    Gross realized gains and losses on sales of available-for-sale securities during 1996, 1997 and 1998 were immaterial. There was no unrealized gain or loss at June 30, 1997 or 1998.

    As of June 30, 1997 and 1998, all cash equivalents have contractual maturities of less than three months.

4. PROPERTY AND EQUIPMENT

    Property and equipment includes:

                                                                                JUNE 30,
                                                                          --------------------
                                                                            1997       1998
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Computer equipment and purchased software...............................  $   5,035  $   6,062
Furniture and other equipment...........................................      1,658      2,050
Leasehold improvements..................................................         53        200
                                                                          ---------  ---------
                                                                              6,746      8,312
Accumulated depreciation and amortization...............................     (3,978)    (5,007)
                                                                          ---------  ---------
                                                                          $   2,768  $   3,305
                                                                          ---------  ---------
                                                                          ---------  ---------

    Equipment purchased under capital leases in the years ended June 30, 1997, 1998 totaled $393,000 and $510,000, respectively. The cost of such equipment included in property and equipment at June 30, 1997 and 1998 totaled $2,447,000, and $2,645,000, respectively. Accumulated amortization of this equipment totaled $1,570,000 and $1,799,000 at June 30, 1997 and 1998, respectively.

                                   ILOG S.A.

5. DEBT

    The following table presents a summary of the Company's debt:

                                                                    JUNE 30,
                                                              --------------------
                                                                1997       1998
                                                              ---------  ---------
                                                                 (IN THOUSANDS)
SHORT-TERM DEBT:
Lines of credit.............................................  $   1,300  $   1,300
Current portion of interest-free loans from French
  government agencies, denominated in French francs.........        362        331
Current portion of capital lease obligation.................        521        424
                                                              ---------  ---------
                                                              $   2,183  $   2,055
                                                              ---------  ---------
                                                              ---------  ---------
LONG-TERM DEBT:
Long-term portion of interest-free loans from French
  government agencies, denominated in French francs.........  $     841  $     591
Long-term portion of capital lease obligation...............        293        389
Notes payable to stockholders...............................         --      5,000
                                                              ---------  ---------
                                                              $   1,134  $   5,980
                                                              ---------  ---------
                                                              ---------  ---------

    The Company has lines of credit with a French bank allowing for a maximum borrowing of FF 20,000,000 (approximately $3,300,000) at June 30, 1998. The lines of credit bear interest at the Paris Interbank Offering Rate plus 1.5% which corresponded to effective rates of 4.9% and 5.1% at June 30, 1997 and 1998, respectively. The amounts outstanding under these lines at June 30, 1998 were denominated in French francs, U.S. dollars, pounds sterling, Singapore dollars and Spanish pesetas.

    The Company has received interest-free loans from Anvar, an agency of the French government that provides financing to French companies for research and development, and the French Ministry of Trade and Industry. Repayment of the loans, except for a required minimum payment of $331,000 which is due in March 1999, is contingent upon the technical and commercial success of the research programs to which they relate.

    Promissory notes for a total of $5,000,000 were issued on August 20, 1997, in connection with the CPLEX acquisition. The note holders became stockholders and directors of the Company following the acquisition. The notes bear interest at a fixed rate of 6.39%. Repayment is in three annual equal installments commencing on August 20, 1999.

    Future payments of long-term debt, excluding capitalized lease obligations, for the years ending June 30 are as follows (in thousands):

1999................................................................  $     331
2000................................................................      2,024
2001................................................................      1,874
2002................................................................      1,667
2003................................................................         26
                                                                      ---------
                                                                      $   5,922
                                                                      ---------
                                                                      ---------

                                   ILOG S.A.

    Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):

1999.................................................................  $     455
2000.................................................................        292
2001.................................................................        111
                                                                       ---------
Total minimum lease payments.........................................        858
Less amount representing interest....................................        (45)
                                                                       ---------
Present value of net minimum lease payments..........................        813
Less current portion.................................................       (424)
                                                                       ---------
Long-term portion....................................................  $     389
                                                                       ---------
                                                                       ---------

    Interest paid in the years ended June 30, 1996, 1997 and 1998 totaled $63,000, $48,000 and $51,000 respectively.

6. SHAREHOLDERS' EQUITY

GENERAL

    At June 30 1998, the issued and outstanding share capital of the Company consisted of 13,740,677 shares with a nominal value of FF 4.00.

    In June 1998, 685,064 shares were issued for cash to a customer at $15.31 per share, resulting in total proceeds of approximately $10,500,000. In August 1997, 1,700,000 shares were issued as part of the purchase consideration in the CPLEX acquisition. In February 1997, the Company issued 2,500,000 shares for cash at $11.00 per share in connection with its initial public offering in the United States. In June 1996, 631,577 shares were issued in a rights offering for cash of FF27.00 ($5.22) per share, resulting in total proceeds of approximately $3,299,000.

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

DIVIDEND RIGHTS

    Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company's statuts. The Company has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately $2,300,000 at June 30, 1998. Dividend distributions, if any, will be made in French francs.

STOCK OPTIONS

    Stock options have been granted to employees under the Company's 1987, 1989, 1992, 1994 and 1996 stock option plans. Generally, options vest over four years from, and expire between five to ten years after, the date of hire or grant.. During the years ended June 30, 1996, 1997 and 1998, the Company recorded compensation expense related to options of $141,000, $95,000 and $117,000, respectively. The Company

                                   ILOG S.A.

will record an aggregate compensation expense of approximately $172,000 over the related vesting period of the options in future years.

    A summary of activity under the option plans is as follows:

                                                      SHARES        OPTIONS     WEIGHTED AVERAGE    WEIGHTED AVERAGE
                                                   RESERVED FOR   GRANTED AND   EXERCISE PRICE IN   EXERCISE PRICE IN
                                                   FUTURE GRANTS  OUTSTANDING     FRENCH FRANCS       U.S. DOLLARS
                                                   -------------  ------------  -----------------  -------------------
Balances at July 1, 1995.........................       287,513       848,925            8.00                1.54
  Options authorized.............................       600,000            --              --                  --
  Options granted................................      (417,531)      417,531           18.93                3.77
  Options exercised..............................            --      (116,377)           4.17                0.83
  Options canceled...............................       176,688      (176,688)           9.50                1.89
                                                   -------------  ------------          -----                 ---
Balances at June 30, 1996........................       646,670       973,391           13.13                2.62
  Options authorized.............................       200,000            --              --                  --
  Options granted................................      (397,385)      397,385           31.60                5.80
  Options exercised..............................            --       (44,587)          13.63                2.50
  Options canceled...............................        42,185       (42,185)          22.54                4.14
                                                   -------------  ------------          -----                 ---
Balances at June 30, 1997........................       491,470     1,284,004           18.88                3.46
  Options authorized.............................     2,100,000            --              --                  --
  Options granted................................    (2,195,789)    2,195,789           45.58                7.60
  Options exercised..............................            --      (336,471)          12.01                2.00
  Options canceled...............................       161,185      (161,185)          25.02                4.17
                                                   -------------  ------------          -----                 ---
Balances at June 30, 1998........................       556,866     2,982,137           54.18                9.03
                                                   -------------  ------------          -----                 ---
                                                   -------------  ------------          -----                 ---

    At June 30, 1996, 1997 and 1998, 175,485, 335,514 and 361,322 respectively, of the outstanding options were exercisable at weighted average exercise prices of FF7.21 ($1.44), FF10.20 ($1.87) and FF18.37 ($3.06), respectively. Exercise prices for options outstanding as of June 30, 1998 ranged from FF1.16 to FF88.79 ($0.19 to $14.68). The weighted average remaining contractual life of those options is 8.8 years.

    The Company has elected to follow APB 25 in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying shares at the date of grant, compensation expense is recognized.

    Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 1996, 1997 and 1998, respectively : Risk-free interest rates of 4%, dividend yield of 0%; volatility factors of the expected market price of the Company's ordinary shares of 0.47 for 1996 and 1997, and 0.98 for 1998; and a weighted-average expected life of the option of 5 years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different form those of traded options,

                                   ILOG S.A.

and because the changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options

    For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the vesting period of the options. The Company's pro forma information follows (in thousands except for loss per share information):

                                                    1996      1997      1998
                                                    --        --        --
Pro forma net loss................................  $(4,920)  $(3,428)  $(31,040)
Pro forma loss per share..........................  $(0.72)   $(0.41)   $(2.46)
                                                    --        --        --

    The weighted-average value of options granted during 1997 and 1996 was as follows:

                                                    1996      1997      1998
                                                    --        --        --
Options whose exercise price equaled market price
  of the underlying shares on the grant date......  $3.42     $4.95     $5.48
Options whose exercise price was more than the
  market price of the underlying shares on the
  grant date......................................  --        --        $5.71
Options whose exercise price was less than the
  market price of the underlying shares on the
  grant date......................................  $4.92     $3.30     $7.21
                                                    --        --        --

EMPLOYEE STOCK PURCHASE PLAN

    In March 1997, the Company implemented the 1996 International Employee Stock Purchase Plan and the 1996 French Employee Savings Plan, as authorized by the shareholders in October 1996. Under provisions of the Company's employee stock purchase plans, employees can purchase the Company's common stock at a specified price through payroll deductions during an offering period. Up to 150,000 shares per Plan have been reserved for issuance to employees pursuant to the terms of these Plans, of which 59,520 were issued under the Plans during the year ended June 30, 1998.

                                   ILOG S.A.

7. INCOME TAXES

    For financial reporting purposes, income (loss) before income taxes (benefit) includes the following components :

                                                         YEAR ENDED JUNE 30,
                                                   -------------------------------
                                                     1996       1997       1998
                                                   ---------  ---------  ---------
                                                           (IN THOUSANDS)
France...........................................  $  (1,756) $     952  $ (27,556)
United States....................................     (1,545)    (2,622)      (598)
Rest of the world................................     (1,670)      (953)       119
                                                   ---------  ---------  ---------
    Total........................................  $  (4,971) $  (2,623) $ (28,035)
                                                   ---------  ---------  ---------
                                                   ---------  ---------  ---------

    Due to the Company's loss position in all countries, no current income tax has been recorded.

    A reconciliation of income taxes computed at the French statutory rate (36.7% in 1996 and 1997, and 41.7% in 1998) to the income tax benefit is as follows:

                                                         YEAR ENDED JUNE 30,
                                                   -------------------------------
                                                     1996       1997       1998
                                                   ---------  ---------  ---------
                                                           (IN THOUSANDS)
Income tax expense (benefit) computed at the
  French statutory rate..........................  $  (1,822) $    (956) $ (11,655)
Operating losses not utilized....................      1,822        956     11,480
Use of operating losses whose benefits were not
  previously recognized..........................         --         --        175
                                                   ---------  ---------  ---------
    Total income taxes...........................  $      --  $      --  $      --
                                                   ---------  ---------  ---------
                                                   ---------  ---------  ---------

    Significant components of the Company's deferred tax assets and liabilities consist of the following:

                                                         YEAR ENDED JUNE 30,
                                                   -------------------------------
                                                     1996       1997       1998
                                                   ---------  ---------  ---------
                                                           (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards...............  $   3,467  $   4,300  $   5,414
  Acquired intangibles capitalized and amortized
    for tax purposes.............................     --         --         24,772
  Provisions and accruals not currently
    deductible...................................        493        116        208
  Other..........................................        223        501        544
                                                   ---------  ---------  ---------
                                                       4,183      4,917     30,938
Valuation allowance..............................     (4,183)    (4,917)   (30,938)
                                                   ---------  ---------  ---------
    Net deferred taxes...........................  $      --  $      --  $      --
                                                   ---------  ---------  ---------
                                                   ---------  ---------  ---------

                                   ILOG S.A.

    Due to its history of losses, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering 100% of its net deferred tax assets.

    As of June 30, 1998, the Company had net operating loss carryforwards for French tax purposes of approximately $4,348,000 of which $746,000 have no expiration date. The remaining $3,602,000 of net operating loss carryforwards, if not utilized, will expire in 2001. The Company also has U.S. net operating loss carryforwards for federal and state tax purposes of approximately $6,700,000 and $2,500,000, respectively, that expire in the years 1999 through 2012. The Company has U.K. net operating losses of approximately $2,100,000 which have no expiration date. The Company also has net operating loss carryforwards totaling approximately $1,400,000 in various other jurisdictions.

    The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

8. EMPLOYEE RETIREMENT PLANS

    The Company contributes to pensions for personnel in France in accordance with French law by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligation at June 30, 1997 and 1998 was immaterial.

9. OPERATING LEASE COMMITMENTS

    The Company leases its facilities and certain equipment under operating leases that expire through 2007. Future minimum lease payments under operating leases due for the fiscal years ending June 30 are as follows (in thousands):

1999...................................................................  $   2,212
2000...................................................................      1,686
2001...................................................................      1,500
2002...................................................................      1,331
2003 and thereafter....................................................      2,581

    Rental expense for the years ended June 30, 1996, 1997 and 1998 was approximately $1,479,000, $1,329,000 and $1,964,000, respectively.

10. OTHER INCOME (EXPENSE)

    During the year ended June 30, 1997, the Company received a $1,096,000 grant from an agency of the French government related to the Company's establishment of subsidiaries outside of France which has been recorded in Other income (expense).

                                   ILOG S.A.

11. INDUSTRY AND GEOGRAPHIC INFORMATION

    The Company and its subsidiaries operate in one industry segment: the development, marketing and support of advanced software components for certain user interface, resource optimization and data services functions that are fundamental to the development of business applications.

    Information about the Company's operations by geographic area is as follows (in thousands):

                                                                                            EUROPE,
                                                                     UNITED                EXCLUDING
                                                          FRANCE     STATES      ASIA       FRANCE     ELIMINATION  CONSOLIDATED
                                                         ---------  ---------  ---------  -----------  -----------  ------------
1996
Net revenues:
  Customers............................................     12,780      7,423      2,419       3,392           --        26,014
  Intercompany.........................................      3,565         --         --          --       (3,565)           --
                                                         ---------  ---------  ---------  -----------  -----------  ------------
                                                            16,345      7,423      2,419       3,392       (3,565)       26,014
                                                         ---------  ---------  ---------  -----------  -----------  ------------
                                                         ---------  ---------  ---------  -----------  -----------  ------------
  Operating loss.......................................     (1,567)    (1,508)      (396)     (1,241)          --        (4,712)
  Identifiable assets..................................     23,190      4,332      1,655       3,306      (13,398)       19,085
  Capital expenditures.................................        349        507          7         637           --         1,500
  Depreciation and amortization........................       (778)      (130)       (49)        (96)          --        (1,053)
1997
Net revenues:
  Customers............................................     11,996      9,882      3,266       8,181           --        33,325
  Intercompany.........................................      4,371         --         --          --       (4,371)           --
                                                         ---------  ---------  ---------  -----------  -----------  ------------
                                                            16,367      9,882      3,266       8,181       (4,371)       33,325
                                                         ---------  ---------  ---------  -----------  -----------  ------------
                                                         ---------  ---------  ---------  -----------  -----------  ------------
  Operating loss.......................................       (374)    (2,489)      (797)        (87)          --        (3,747)
  Identifiable assets..................................     46,487      4,528      2,022       3,261      (14,990)       41,308
  Capital expenditures.................................        107        442        486          89           --         1,124
  Depreciation and amortization........................       (337)      (288)      (111)       (197)          --          (933)
1998
Net revenues:
  Customers............................................     17,191     21,652      4,985      10,768           --        54,596
  Intercompany.........................................      7,437         --         --          --       (7,437)           --
                                                         ---------  ---------  ---------  -----------  -----------  ------------
                                                            24,628     21,652      4,985      10,768       (7,437)       54,596
                                                         ---------  ---------  ---------  -----------  -----------  ------------
                                                         ---------  ---------  ---------  -----------  -----------  ------------
  Operating loss.......................................    (25,579)      (524)       (58)     (1,753)          --       (27,914)
  Identifiable assets..................................     47,808      9,335      2,884       5,273      (21,882)       43,418
  Capital expenditures.................................        270        881        232         479           --         1,862
  Depreciation and amortization........................        509        703        140         219           --         1,571

    Intercompany sales between geographic regions are accounted for at third party selling price less a discount.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                   ILOG S.A.

                                                                        COL. C
                                                          ----------------------------------
                                               COL. B                 ADDITIONAL
                                            ------------  ----------------------------------     COL. D        COL. E
                  COL. A                     BALANCE AT                        CHARGED TO     ------------  -------------
- ------------------------------------------  BEGINNING OF  CHARGED TO COSTS  OTHER ACCOUNTS -  DEDUCTIONS -   BALANCE AT
DESCRIPTION                                    PERIOD       AND EXPENSES        DESCRIBE        DESCRIBE    END OF PERIOD
- ------------------------------------------  ------------  ----------------  ----------------  ------------  -------------
YEAR ENDED JUNE 30, 1996
  Reserves and allowances
    deducted from asset accounts:
  Allowance for doubtful accounts.........   $   39,000     $    251,000           --              --        $   290,000
YEAR ENDED JUNE 30, 1997
  Reserves and allowances
    deducted from asset accounts:
  Allowance for doubtful accounts.........   $  290,000     $     27,000           --          $   44,000    $   273,000
YEAR ENDED JUNE 30, 1998
  Reserves and allowances
    deducted from asset accounts:
  Allowance for doubtful accounts.........   $  273,000     $    294,000           --          $   49,000    $   518,000