Form 20-F
period 1999-06-30
ILOG SA
filed 1999-10-25
CIK 1031140

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                   FORM 20-F
                                ---------------

   / /     REGISTRATION STATEMENT PURSUANT TO SECTION 12
(b) OR
(g) OF THE
SECURITIES
 EXCHANGE
  ACT OF
   1934

   /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15
(d) OF THE
SECURITIES
 EXCHANGE
  ACT OF
   1934
 for the
  fiscal
year ended
June 30,
   1999

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

Securities registered or to be registered pursuant to Section 12

                              (b) of the Act: None

Securities registered or to be registered pursuant to Section 12

                              (g) of the Act: None

          TITLE OF EACH CLASS:                      NAME OF EACH EXCHANGE ON WHICH REGISTERED:
          --------------------                      ------------------------------------------
    American Depositary Shares, each                         Nasdaq National Market
    Representing one Ordinary Share
            Ordinary Shares                                  Nasdaq National Market*

 * Not for trading, but only in connection with the American Depositary Shares.
                            ------------------------

Securities for which there is a reporting obligation pursuant to Section 15

                              (d) of the Act: None
                            ------------------------

    The number of outstanding shares of each of the issuer's classes of capital or common stock as of June 30, 1999 was 14,096,500 Ordinary Shares of FF 4.00 nominal value, including 8,694,188 American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one Ordinary Share.

    Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                          /X/  Yes                    / /  No

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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

                                                                         AVERAGE     END OF
YEAR ENDED JUNE 30,                                  HIGH       LOW      RATE(1)     PERIOD
-------------------                                --------   --------   --------   --------
                                                              (FRANCS PER DOLLAR)
1995.............................................    5.46       4.79       5.18       4.85
1996.............................................    5.19       4.78       5.02       5.15
1997.............................................    5.87       5.00       5.42       5.87
1998.............................................    6.20       5.77       6.03       6.05
1999.............................................    6.37       5.39       5.92       6.36

------------------------

(1) The average of the Noon Buying Rates on the last business day of each month during the year. From January 1, 1999, the above rates reflect those of the Euro converted into francs at the official fixed conversion rate of 6.55957 francs = one Euro.

    For information regarding the effects of currency fluctuations on the Company's results, see Items 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and 9A, "Quantitative and Qualitative Disclosures about Market Risks".

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

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
                                     PART I

Item 1.   Description of Business.....................................      4
Item 2.   Description of Property.....................................     17
Item 3.   Legal Proceedings...........................................     17
Item 4.   Control of Registrant.......................................     17
Item 5.   Nature of Trading Market....................................     18
Item 6.   Exchange Controls and Other Limitations Affecting Security
            Holders...................................................     21
Item 7.   Taxation....................................................     21
Item 8.   Selected Financial Data.....................................     26
Item 9.   Management's Discussion and Analysis of Financial Condition
            and Results of Operations.................................     27
Item 9A.  Quantitative and Qualitative Disclosures about Market
            Risks.....................................................     46
Item 10.  Directors and Officers of Registrant........................     46
Item 11.  Compensation of Directors and Officers......................     51
Item 12.  Options to Purchase Securities from Registrant or
            Subsidiaries..............................................     51
Item 13.  Interest of Management in Certain Transactions..............     53

                                    PART II

Item 14.  Description of Securities to be Registered..................     54

                                    PART III

Item 15.  Defaults Upon Senior Securities.............................     54
Item 16.  Changes in Securities and Changes in Security for Registered
            Securities................................................     54

                                    PART IV

Item 17.  Financial Statements........................................     54
Item 18.  Financial Statements........................................     54
Item 19.  Financial Statements and Exhibits...........................     54

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

    EXPAND ISV BUSINESS. The Company has agreements with over 100 ISVs and intends to sell its components to additional ISVs for inclusion in packaged software products. Due to the recurring revenue nature of the royalty payments made by ISVs that ultimately include one or more ILOG components in their products, the Company is currently increasing its marketing efforts to ISVs. Approximately 40% of the Company's revenues in 1999 are from ISVs and indirect sales channels.

    EXTEND TECHNOLOGICAL LEADERSHIP. The Company intends to maintain and extend its current technological leadership as a provider of object oriented software components. The Company intends to focus its development efforts on enhancing the performance and scalability of its current components, porting them to different platforms and additional programming languages and expanding the number of components to address common software development needs. For example, the Company has recently introduced a Java versions of its C++ graphical component ILOG Views and its C++ rule based system ILOG rules. As part of the strategy of extending its technological leadership position, the Company, in 1997, acquired the business of CPLEX Optimization, Inc., ("CPLEX") an established leader in math programming optimization components and in 1998 acquired the Optimization Programming Language of Oasis Software, Inc.

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

    The Company typically commences a customer relationship with one or more licenses to use one or two of the Company's products for a given customer development project. A single development license for one of the Company's products normally ranges from $2,500 to $20,000, with a typical development sale usually totaling approximately $20,000. Once the customer completes its development projects, it must enter into run time licenses with the Company in order to use any of the Company's resource optimization or data services components needed to deploy the developed application within or outside its organization. A customer typically does not purchase any run time licenses until the successful completion of the application development process, which typically takes between three and nine months from the initial order. Such run time licenses start at $30,000 and are based upon the future number of simultaneous users of the application, the number of different sites on which the application will be deployed and the number and type of ILOG components used in the application. The Company has reached a number of agreements for deployment licenses valued at over $100,000.

    The following table sets forth certain information regarding the components licensed by the Company:

                           YEAR OF FIRST
                            COMMERCIAL
PRODUCT CATEGORY AND NAME    SHIPMENT                       PRODUCT DESCRIPTION
-------------------------  -------------   ------------------------------------------------------
USER INTERFACE
ILOG Views...............       1993       Data visualization and graphical user interface
                                           in C++
ILOG InForm..............       1996       Data visualization for database applications
ILOG Vision..............       1996       3-D structured graphics environment
ILOG TGO.................       1997       Graphic components for the telecommunications industry
ILOG JViews..............       1997       Data visualization in Java
ILOG JTGO................       1998       ILOG TGO in Java

RESOURCE OPTIMIZATION
ILOG Solver..............       1993       Constraint-based reasoning for resource allocation
ILOG Scheduler...........       1994       Add-on product for Solver for short-term scheduling
ILOG Planner.............       1996       Add-on product for Solver for long-term planning
ILOG Dispatcher..........       1997       Add-on product for Solver for the transportation
                                           industry
ILOG CPLEX...............       1997       High performance components for linear programming
                                           in C
ILOG OPL Studio..........       1999       Optimization modeling
ILOG Configurator........       1999       Embeddable engine for configuration applications

DATA SERVICES
ILOG Rules...............       1993       Real-time agents for filtering and alarm management
ILOG Server..............       1995       Application integration and real-time event
                                           notification
ILOG JRules..............       1997       Real-time agents for filtering and alarm management in
                                           Java

    Historically, the Company has made minor revisions to its products approximately every six months and has released new versions of its products every 12 to 18 months.

    The following describes the Company's software components by product category.

USER INTERFACE PRODUCTS

    The Company currently markets six user interface components: ILOG Views, ILOG JViews, ILOG InForm, ILOG Vision, ILOG TGO and ILOG JTGO.

    ILOG Views and JViews are each a comprehensive data visualization and graphical user interface environment providing components for structured two-dimensional graphics. ILOG Views is used to solve a wide range of graphics problems in industrial and commercial environments. Approximately 38% of the

Company's revenues from license fees for 1999 were derived from visualization components. See "Risk Factors Product Concentration Risk."

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

RESOURCE OPTIMIZATION PRODUCTS

    The Company currently markets six resource optimization components and one optimization modeling product.

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

    ILOG Dispatcher is an optimization engine based on ILOG Solver for creating vehicle routing and personnel dispatching applications. ILOG Dispatcher brings specialized modeling and optimization technology to these types of transportation applications.

    The ILOG CPLEX callable components provide a comprehensive set of linear programming C routines for integration with ILOG Solver and other application development components. These algorithms solve large and difficult linear programs, mixed integer programs, quadratic programs and network problems at a very high level of speed performance and are also integrated into ILOG Planner.

    ILOG OPL Studio combines linear and constraint-based optimization methods in a single modeling language, allowing the user to identify the best approach for a particular application. This development framework includes an online model library, database connectivity tools, debugging tools and an automatic code generator within a graphical environment.

    ILOG Configurator is an embeddable engine for customer relationship management (CRM) and/or web-based configuration applications. Running in conjunction with ILOG Solver, it is based on constraint programming applied to structured objects. A hierarchical, dynamic tree describes the taxonomy of component types with each component described by type, attributes, connection ports and constraints. Types, attributes and ports are constrained variables, and their domains represent the set of feasible values. For ports, a wildcard allows the description of extensible domains. ILOG Configurator allows automatic generation of a product either partially or completely, and the computation of an optimized configuration. ILOG Configurator's capabilities are designed for online selling applications to enable optimized selections between buyers' needs and current offerings.

DATA SERVICES PRODUCTS

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

    The ILOG Server component facilitates the implementation of distributed applications by introducing the concept of sharing objects in real time. ILOG Server provides both high level object oriented modeling tools simplifying the implementation of business processes and integration services and allowing the different components of an application to be shared in real time in a coordinated manner. These characteristics enable it to be an excellent medium for solving system integration and business process operational problems.

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

CUSTOMERS AND APPLICATIONS

    As of September 30, 1999, ILOG components had been licensed by over 2000 customers for development and/or deployment in a wide range of applications described below.

TELECOMMUNICATIONS

NETWORK AND SYSTEMS MANAGEMENT

- Network Visualization

- Configuration management

- Fault management

- Performance management

- Security management

SERVICE MANAGEMENT

- Dynamic tariff policy Management

- On-demand service Provisioning

- Flexible invoicing

NETWORK PLANNING

- Economic analysis

- Ground and space equipment scheduling

- Satellite mission planning

- Network modeling

MANUFACTURING

SUPERVISION AND DATA VISUALIZATION

- Equipment performance analysis

- Geographic information Systems

- Process monitoring and control

- Quality analysis

- Resource Optimization

- Equipment configuration and diagnostics

- Logistics and distribution planning

- Manpower planning and crew scheduling

- Production line scheduling

PRODUCTION PLANNING

- Supply chain logistics

- Warehouse management

AEROSPACE AND DEFENSE

COMMAND, CONTROL, COMMUNICATIONS AND INTELLIGENCE (C3I) SYSTEMS

- Data fusion

- Geographic information

- Systems

- Image processing

- Logistics mapping

PROCESS MONITORING

- Data flow monitoring

- Radar visualization

- Test bench monitoring simulation

- Capability analysis

- Flight simulators

- Scenario analysis

RESOURCE ALLOCATION AND OPTIMIZATION

- Frequency and bandwidth allocation

- Mission planning

- On-board resource scheduling

- Payload optimization

- Supply chain logistics

TRANSPORTATION

RESOURCE OPTIMIZATION

- Airport counter, gate and belt allocation

- Command and control

- Crew allocation

- Distribution planning

- Equipment scheduling

- Fleet management

- Geographic information systems

- Maintenance planning and scheduling

- Timetabling

- Traffic monitoring

- Traffic planning

- Vehicle tracking systems

- Warehouse management

ENERGY AND PUBLIC UTILITIES

SUPERVISION, COMMAND AND CONTROL

- Electrical network monitoring

- Electrical powerplant monitoring

- Procedures monitoring

- Water and gas network monitoring

ANALYSIS AND TESTS

- Measuring systems

- Seismic data analysis

- Simulation tools

ENTERPRISE RESOURCE PLANNING

- Equipment configuration

- Maintenance planning and scheduling

- Network planning

- Nuclear plant decommissioning

- Staff planning

CUSTOMER SERVICES

- Claim resolution

- Price negotiation

SALES AND MARKETING

    The Company derives its revenues from the sale of development licenses to application developers and from run time or deployment licenses once applications are developed and deployed and related services. Revenues from license fees represented 61% and from services 39% of the Company's revenues in 1999. Services revenue consist of consulting to facilitate the adoption of the Company's products, maintenance and customer training. Consulting, maintenance and training accounted for 22%, 14% and 3%, respectively, of the Company's total revenues in 1999.

    Total revenues increased from $33.9 million in 1997 to $55.3 million in 1998, and to $63.7 million in 1999, representing increases of 63% and 15%, respectively. The rate of growth in 1999 reflects the restructuring of the US sales organization and spending diversions by customers from new application development to Year 2000 readiness.

    The Company's sales have historically been concentrated in Europe, particularly in France. During 1997, 1998 and 1999, revenues generated from customers outside of France totaled $21.9 million, $38.1 million and $42.8 million, respectively, representing 65%, 69% and 67% of total revenues, respectively. The growth in revenues generated from customers outside of France resulted primarily from the Company's increased presence in North America and Asia and the acquisition of CPLEX in August 1998. During 1997, 1998 and 1999, revenues generated from customers in North America totaled $10.5 million, $22.4 million and $22.5 million, respectively. During 1997, 1998 and 1999, revenues generated from customers in Asia totaled approximately $3.3 million, $5.0 million and $6.7 million, respectively.

    The Company believes that the North American and Asian markets represent large growth opportunities for its products and services. Since the beginning of 1995, the Company has significantly expanded its sales effort by adding to its U.S. and Asian sales forces and in August 1997 acquiring in the U.S. CPLEX which has resulted in revenue growth in the U.S. of 113% and Asia of 53% in 1998 over the preceding year. In 1999, U.S. revenues grew by 1% and Asian revenues grew by 34%, respectively, over the preceding year reflecting the restructuring of the US sales organization and spending diversions by customers from new application development to Year 2000 preparedness. The Company made infrastructure and sales and marketing investments in the U.S. and Japan in 1998 and 1999 resulting in marketing and selling expenses increasing in 1998 and 1999 by 26% and 16%, respectively, over the preceding year.

    ILOG markets and sells its products worldwide principally through its direct sales force, ISVs and OEMs to two types of customers: end users and solution providers which integrate the components into specific software applications or as system enhancements.

    END USERS. The Company has sales offices and/or subsidiaries in France, the U.S, Germany, Japan, Singapore, Spain and the U.K. The sales organization includes field sales representatives, who bear primary responsibility for customer relationships; field sales engineers, who answer technical questions, perform demonstrations and develop prototypes or proof-of-concept projects for customers and inside telesales representatives.

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

    PARTNERS. An important part of ILOG's sales strategy is the cultivation of indirect sales channels. Of the approximately 2000 total ILOG customers, more than 100 are ISVs or OEMs that develop and resell software based on ILOG technologies. The Company also sells through systems integrators and VARs, and distributors in Europe, Asia and South America. Substantially all of the Company's indirect sales channels add significant value to the product in the form of application development, integration with other software and/or hardware products, consulting and/or training.

    MARKETING. The Company markets its products and services through its four worldwide business divisions. Three of these divisions serve the Company's core industry segments and the fourth is dedicated to direct selling through the telephone or Internet. This organization became effective July 1, 1999. Previously the Company's sales and marketing activities were structured on a geographic basis. The new structure is designed to bring the Company closer to customers, foster more repeat sales, improve profitability and develop opportunities within the electronic commerce arena.

    The three market-focused divisions handle industry marketing, sales, consulting and some product development. Their charter is to meet and anticipate customer needs while maintaining a tight industry focus. These business divisions are Telecommunications, Value Chain Management and Industrial Solutions.

    The Telecommunications Business Division is dedicated to the web-enabled network management customer care and customer relationship management sectors. The Value Chain Management Business Division is focussed on enterprise resource planning (ERP), and supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Industrial Solutions Division focuses on the transportation and defense industries and emerging industries and new applications as businesses seek to manage their resources more effectively and build value from their use of the Internet..

    The fourth worldwide division, ILOG Direct, is a direct sales organization with the mission of delivering product from orders received via the telephone and the Internet to customers not requiring consulting, personal account management or product customization.

    There can be no assurance that the recently completed corporate reorganization will not have an adverse impact on the Company's operating results due to account transition and other issues related to the reorganization. See Risk Factors--Dependence upon Development of Sales and Marketing Force.

    ILOG's software is typically shipped to customers promptly upon receipt of an order and the execution of a license agreement. Consequently, ILOG seldom experiences a material backlog of unfulfilled orders, and does not consider backlog to be a meaningful indicator of future performance. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

RESEARCH AND DEVELOPMENT

    The Company has committed, and expects to continue to commit in the future, substantial resources to research and development. During 1997, 1998 and 1999, net research and development expenses were $4.6 million, $6.6 million, and $9.8 million, respectively. Gross research and development expenses before the offsets of funding provided by the European Union and agencies of the French government were $5.0 million, $7.2 million, and $10.6 million in 1997, 1998 and 1999, respectively. See "Risk Factors--Risk of Loss of Government Research and Development Funding" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

    Since its inception, the Company has maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, who tend to focus on tight low-level code. This ILOG culture has arisen from twelve years of day-to-day development, algorithmic optimization and object oriented design. The Company's engineers work with customers to ensure that the customer's problem is solved efficiently. The Company's engineers also interact closely with the scientific and academic communities, which the Company believes is the best way to obtain and maintain high performance algorithms.

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

COMPETITION

    The Company believes that the primary competitive factors in its markets are product performance and features, sales and distribution capabilities and total cost. The Company's present direct competitors include a number of private and public companies such as Blaze Software, Inc., Cosytech, Dash Associates Limited, Dynatech Corporation, IBM, Selectica, Inc., SL Corporation, Template Software, Inc., Trilogy Software, Inc., and 2order.com. The Company also competes with companies that provide packaged software with respect to specific applications. In addition, virtually all of the Company's customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing the Company's current or proposed components. This would eliminate their need for the Company's services and components and limit future opportunities for the Company. The Company therefore is required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products. The Company expects to face additional competition from other established and emerging companies if the market for its components continues to develop and expand. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by the Company's products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain prices for its products at levels that will enable the Company to market its products profitably. Any decrease in prices, as a result of competition or otherwise, could have a material adverse effect on the Company's business, operating results and financial condition.

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

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

    The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses its software pursuant to signed license agreements and, "shrink-wrap" licenses included in product packaging, which impose certain restrictions on the licensee's ability to use the software. In addition, the Company seeks to avoid disclosure of its trade secrets, including requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company and restricting access to the Company's source codes. The Company seeks to protect its software, documentation and other written materials under the laws relating to trade secrets and copyright, which afford only limited protection. The Company has no patents or pending patent applications.

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

EMPLOYEES

    As of September 30, 1999, the Company had 460 full-time employees, including 102 in research and development, 303 in sales and marketing, consulting and customer support and 55 in finance and administration. As of September 30, 1999, 311 of the Company's employees were located in Europe, 103 were located in North America and 46 in Asia.

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

ITEM 2. DESCRIPTION OF PROPERTY

    The Company's corporate headquarters are located in Gentilly, France, a suburb of Paris, in premises consisting of approximately 54,000 square feet under leases expiring in 2004. The Company maintains a research and development facility in Sophia-Antipolis, in the south of France, in premises consisting of approximately 2,000 square feet under a lease expiring in 2005. The Company has its U.S. headquarters in Mountain View, California in premises consisting of approximately 37,000 square feet under a lease expiring in 2007. The Company maintains a telemarketing sales office and research and development facility in Incline Village, Nevada, in premises consisting of approximately 4,000 square feet under a lease expiring in October 2002, and a sales office in Cambridge, Massachusetts. The Company has its Asian headquarters in Singapore in premises consisting of approximately 6,500 square feet under a number of leases expiring in 1999. In addition, the Company maintains sales and customer support offices in Bracknell, near London, England; in Bad Homburg, near Frankfurt, Germany; in Madrid, Spain; and Tokyo, Japan.

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

    The table below sets forth certain information with respect to the beneficial ownership of shares of the Company as of September 30, 1999 by any person known to the Company to be the owner of more than ten percent of the
Shares:

                                                         SHARES           PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER              BENEFICIALLY OWNED(1)     OWNED
------------------------------------              ---------------------   ----------
INRIA...........................................        1,912,500            13.5%
  BP 105, 78153 Le Chesnay Cedex, France

All directors and executive officers as a group
  (16) persons)(2)..............................        5,763,919            46.5%

------------------------

(1) Number of Shares and percentage ownership is based on: (i) 14,182,495 Shares outstanding as of September 30, 1999. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of September 30, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(2) Includes 819,453 shares issuable upon exercise of options to purchase shares granted to executive officers and directors of the Company which are exercisable within 60 days of September 30, 1999.

ITEM 5. NATURE OF TRADING MARKET

    The ADSs are quoted on the Nasdaq National Market under the symbol "ILOG". The shares are also listed on the NOUVEAU MARCHE, Paris.

THE PARIS BOURSE

    Securities listed on the BOURSE DE PARIS (the "Paris Bourse" or Paris Stock Exchange) are traded in one of three markets. The securities of most large public companies are listed on the PREMIER MARCHE, with the SECOND MARCHE available for small and medium-sized companies. Trading on the NOUVEAU MARCHE was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the MARCHE LIBRE OTC.

    The NOUVEAU MARCHE is a regulated market managed and operated by the ParisBourse SBF S.A., the organization which manages and operates the Paris Bourse (the "SBF"). The NOUVEAU MARCHE, however, is neither a new section of an existing market, nor a stepping stone to the Paris Bourse's SECOND MARCHE. The NOUVEAU MARCHE is an electronic market that combines a central order book with market-making to ensure greater liquidity. Member firms of the NOUVEAU MARCHE may act in one or more capacities: Listing Advisers/ Market-Makers (INTRODUCTEURS/TENEURS DE MARCHE, or "ITMs") or broker-dealers (NEGOCIATEURS-COURTIERS). Admission to the NOUVEAU MARCHE is subject to certain capital adequacy and liquidity requirements determined by the SBF. In addition, companies applying for listing on the NOUVEAU MARCHE are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities. The NOUVEAU MARCHE may also require certain current shareholders to enter into lock-up arrangements at the time of offerings of securities.

    In October 1998, the SBF introduced continuous trading for the most actively traded shares on the NOUVEAU MARCHE. Such trading takes place on each business day from 10:30 a.m. to 4:30 p.m. local time, with a pre-opening session from 7:45 a.m. to 10:30 a.m. during which transactions are recorded but not executed. For shares that are not traded continuously, retail orders on the NOUVEAU MARCHE are matched by the central system at two daily fixings, at 10:30 a.m. and 4:30 p.m. Between such fixings, ITMs display bid/ asked spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. The Shares are traded continuously. Trading in the securities listed on the NOUVEAU MARCHE may be suspended by the SBF if quoted prices fall outside certain price limits defined by the regulations of the SBF. In particular, unless market conditions otherwise require, the SBF may suspend trading of a security for up to 30 minutes if the SBF believes that the bids and offers for such security would cause the next quoted price of a security to vary by more than 10 percent from the quoted price resulting from the last fixing or the last trading price for the shares which are traded on a continuous basis. In the latter case, further suspensions for up to 30 minutes are also possible if the price varies again by more than 5 percent. The SBF may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security.

    Prior to any transfer of securities held in registered form on the NOUVEAU MARCHE, such securities must be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Sicovam. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marche are cleared and settled through Sicovam, a registered clearing agency, using a continuous net settlement system. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

    SG Securities (Paris) SA acts as TENEUR DE MARCHE with respect to the Shares traded on the NOUVEAU MARCHE.

CLOSING SALE PRICES OF ILOG SHARES

    The following table sets forth the range of quarterly high and low closing sale prices of the ADSs (each ADS representing one Share) on the Nasdaq National Market for each full quarterly period within the last two fiscal years.

                                                                  IN DOLLARS
                                                              -------------------
                                                               HIGH        LOW
                                                               ------     ------
1998:
First Quarter...............................................    9.375      5.625
Second Quarter..............................................   11.375      7.750
Third Quarter...............................................   13.750      8.500
Fourth Quarter..............................................   16.375     12.250

1999:
First Quarter...............................................   16.500      7.125
Second Quarter..............................................   14.000      7.000
Third Quarter...............................................   12.125      5.125
Fourth Quarter..............................................    5.813      4.438

    On September 30, 1999, the last sale price for the ADSs as reported on the Nasdaq National Market was $6.875 per ADS.

    The following table sets forth the range of quarterly high and low closing sale prices of the Shares on the NOUVEAU MARCHE for each quarterly period within the last fiscal year from the time trading in the Shares commenced on the NOUVEAU MARCHE.

                                                                   IN EUROS
                                                              -------------------
                                                               HIGH       LOW
                                                               -----      -----
1999:
Second Quarter (from December 3, 1998)......................   12.65      10.64
Third Quarter...............................................   11.00       6.57
Fourth Quarter..............................................    5.50       4.40

    On September 30, 1999, the last sale price for the Shares as reported on the Nouveau Marche was 6.96 Euros per Share.

    The Depositary in respect of the ADSs is Morgan Guaranty Trust Company of New York. Each ADS registered on the books of the Depositary corresponds to one Share. As of September 30, 1999 there were 18 record holders of American Depositary Receipts evidencing 7,996,172 ADSs. As of September 30, 1999 there were 152 holders of record of the Company's 14,182,495 Shares.

TRADING BY THE COMPANY IN ITS SHARES

    Under French law as amended by a law dated July 2, 1998, a company may not subscribe its own shares, but it may, either directly or through an intermediary acting on its behalf, acquire its own shares (a) to reduce its share capital by canceling such acquired shares, with approval of the shareholders at an extraordinary meeting, (b) to obtain shares for distribution to employees under a profit-sharing plan or stock option plan after obtaining shareholders' approval at an ordinary shareholders' meeting, and (c) if the company's shares are listed on a regulated market (i.e., on the PREMIER MARCHE, the SECOND MARCHE or the NOUVEAU MARCHE), subject to the filing of a note D'INFORMATION that has received a visa of the COB and after obtaining approval from the shareholders at an ordinary meeting, to acquire up to 10 percent of its share capital in connection with a corporate share repurchase program. In this latter case, the company may decide to (i) keep these shares, (ii) to sell or transfer them (including to employees under a profit-sharing or stock option plan) or
(iii) with the approval of the shareholders at an extraordinary shareholders' meeting, to cancel them within a limit of 10 percent of the outstanding capital over a 24 month-period. In addition, pursuant to Regulation No. 90-04 (as modified) of the COB, all purchases by the Company of its own shares are subject to certain limitations, including as to timing, price and quantity so as not to disrupt the normal trading of the shares. Furthermore, the Company must inform the CMF on a monthly basis of any purchase, sale, transfer or cancellation of its own shares. The CMF makes this information public.

    In addition, under French law an issuer may not directly or through a person acting on its own behalf, own more than 10 percent of its outstanding share capital, except in certain limited circumstances. If a company acquires its own shares, they must be held in registered form and fully paid up at the time of their acquisition by the company. Such shares are deemed outstanding under French law but, as long as held by the company, they are not entitled to dividends, voting rights or preferential rights.

    Pursuant to an authority granted by its shareholders at an ordinary general meeting held on November 4, 1998, the Company was authorized to trade its own shares, up to 10 percent of the total outstanding share capital, for a period of 18 months. In addition, on November 4, 1998, the Company received shareholder approval to cancel Shares so repurchased up to a limit of 10 percent of the outstanding capital over a 24-month period.

    The Company will submit a resolution at the Shareholders meeting on December 14, 1999, convened to approve the French statutory financial statements for the fiscal year ended June 30, 1999, to be authorized to trade in its own shares for a period ending on the date of the annual ordinary meeting of shareholders that will approve the French statutory financial statements for the fiscal year ended June 30, 2000.

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

    This summary is based on the Internal Revenue Code of 1986 as amended (the "IRC"), French law, US Treasury and French tax regulations, and the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the "Treaty").

    The statements of French and United States tax laws set out below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In addition, all statements are based on the Treaty, the laws, judicial decisions, administrative regulations, in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any changes in United States or French law, or in the double taxation conventions between the United States and France, occurring after such date, possibly with retroactive effect.

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

    For most purposes of the Treaty and the IIRC as in effect as of the date of this Annual Report on Form 20-F, U.S. Holders of ADSs will be treated as the owners of the Shares corresponding to such ADSs. Accordingly, the French and United States federal tax consequences discussed below will generally be applicable to U.S. Holders of Shares.

TAXATION OF DIVIDENDS

    Under French law, dividends paid to non-residents of France are subject to French withholding tax at a rate of 25%. A resident of France is entitled to an AVOIR FISCAL, or a tax credit, in respect of a dividend received from a French corporation, such as ILOG. The AVOIR FISCAL is generally equal to 50% of the dividend paid, unless it is not used by an individual, in which case it is equal to 45% of the dividend paid. Under French domestic law, dividends paid to non-residents are usually subject to a 25% withholding tax and are not eligible for the benefit of the AVOIR FISCAL. The benefit of the reduced rate of withholding tax, and if applicable, of the AVOIR FISCAL may, under certain conditions be allowed to shareholders who are not residents of France if they are entitled to and they comply with procedures for claiming benefits under the applicable tax treaty between France and such non-resident's country of residence.

    Assuming dividends paid to a U.S. Resident Holder are not attributable to a permanent establishment or fixed base maintained by such holder in France and that such holder holds less than 10% of the capital of ILOG under the Treaty, the rate of French withholding tax on such dividends is generally reduced to 15%. The rate of French withholding tax may be further reduced to 5% if the U.S. Resident Holder is a company that owns directly or indirectly at least 10% of the capital of ILOG.

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

    Under the Treaty, any payment of the AVOIR FISCAL (whether full or partial) is subject to a 15% withholding tax. Thus, for example, provided that the requirements of the Instruction are satisfied, if ILOG pays a dividend of 100 to an individual U.S. Resident Holder entitled to a refund of AVOIR FISCAL, such holder will initially receive 85 and will be entitled to an additional payment of 42.5 (resulting in an aggregate payment of 127.5) consisting of the AVOIR FISCAL of 50, less a 15% withholding tax on that amount equal to 7.50. As noted below, the payment of the AVOIR FISCAL less a 15% withholding tax on that amount will not be received until, at the earliest, January 15th following the close of the calendar year in which the dividend was paid.

    The Treaty provides that certain tax-exempt U.S. pension trusts and other organizations established and maintained to provide retirement or employee benefits and certain tax-exempt organizations (as well as certain individuals with respect to dividends beneficially owned by such individuals and derived from an investment retirement account and the United States, its political subdivisions or local authorities, and any agencies or instrumentalities thereof, from the investment of retirement assets) which are U.S. Resident Holders are entitled to receive a payment equal to 30/85 of the AVOIR FISCAL, less a 15% withholding tax, provided that these entities own, directly or indirectly, less than 10% of the capital of ILOG. The net effect of the partial refund of the AVOIR FISCAL is to offset the economic effect of the 15% French withholding tax imposed on the gross amount of the dividend.

    Under the Instruction, in order to benefit from the reduced withholding tax rate of 15% immediately upon payment of a dividend and to receive, where applicable, the payment of the AVOIR FISCAL less the 15% withholding tax on that amount, a U.S. Resident Holder must complete and file a French Treasury form RF IA EU-No. 5052, entitled "Application for Refund", before the date of payment of the dividends. The form, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and may also be available from the United States Internal Revenue Service (the "Service"). However, should a U.S. Resident Holder not be able to complete and file the French Treasury form RF IA EU-No. 5052 on the date of payment of the dividends at the latest, such U.S. Resident Holder could benefit from the favorable treatment provided by the Treaty if he or she completes and files a simplified application form before the date of payment of the dividends. A model of such simplified application form is provided by the Instruction. The Depositary will arrange for the filing with the French fiscal authorities of all forms completed by U.S. Holders registered with the Depositary and returned to the Depositary in time to be filed with the French fiscal authorities prior to the payment of the dividend. The payment of the AVOIR FISCAL (net of withholding tax) is generally expected to be made within 12 months of filing the form, but not before January 15 following the close of the calendar year in which the related dividend is paid.

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

    Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a PRECOMPTE or equalization tax by such companies. The PRECOMPTE is generally equal to one-half of the net amount distributed. However, the PRECOMPTE may be reduced to 45% if the dividends are paid to holders that are entitled to the AVOIR FISCAL at the rate of 45% rather than the rate of 50%, provided however that the distributing company certifies to have distributed such dividends to such beneficiaries. If a U.S. Resident Holder is not entitled to the AVOIR FISCAL payment described above (or is entitled to only a partial payment of the AVOIR FISCAL), such a holder generally may obtain from the French tax authorities a refund of PRECOMPTE paid in respect of the dividends, less French withholding tax on the amount thereof, and the partial AVOIR FISCAL, if any.

    For United States federal income tax purposes, the gross amount of any distribution as well as the gross amount of any AVOIR FISCAL (or PRECOMPTE) paid to a U.S. Resident Holder (before reduction for French withholding taxes) will generally be treated as a dividend to the extent paid or deemed paid out of the current or accumulated earnings and profits of ILOG (as determined for United States tax purposes) and will be included in gross income of the U.S. Holder as ordinary income in the year actually or constructively received. A dividend received deduction will generally not be allowed with respect to dividends paid by the Company. For purposes of determining the amount included in gross income, any distribution or AVOIR FISCAL payment (or PRECOMPTE refund) in Euros or French francs will be converted to U.S. dollars at the spot exchange rate on the date so included. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is included in income to the date such dividend payment is actually converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States.

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

    For U.S. tax purposes, U.S. Holders will generally recognize gain or loss upon the sale or exchange of ADSs equal to the difference between the amount realized from the sale or exchange of the ADSs and the U.S. Holder's basis in such ADSs. In general, such gain or loss will be U.S. source capital gain or loss. In the case of individual U.S. Holders, capital gains are subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

FRENCH TRANSFER TAXES

    Given that the Shares are listed, transfers of Shares will not be subject to French registration or transfer taxes, unless the transfer is effected by means of a written agreement that is executed, registered, or enforced within France.

FRENCH ESTATE AND GIFT TAXES

    Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978, a transfer of ADSs by gift or by reason of the death of a U.S. Holder that is an individual that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax unless the donor or the transferor is domiciled in France at the time of making the gift, or of his or her death, or the ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

FRENCH WEALTH TAX

    Under the Treaty, the French wealth tax applicable to individuals does not apply to U.S. Resident Holders owning alone or with related persons, directly or indirectly, ADSs giving the right to less than 25% of ILOG's share capital.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

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

    If ILOG were to become a PFIC, a U.S. Holder of ADSs or Shares generally would be subject to adverse tax consequences with respect to certain distributions on, and gains realized from a disposition of, ADSs or Shares. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC ruled to their ownership of ADSs or Shares.

FOREIGN CURRENCY ISSUES

    If dividends are paid in Euros or French francs, the amount of the dividend distribution to be included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in French francs, determined at a spot French franc/U.S. dollar rate applicable to the date such dividend is to be included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is included in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

ITEM 8. SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," the Consolidated Financial Statements and related Notes thereto and other financial information appearing elsewhere in this Annual Report on Form 20-F. The selected statement of operations data set forth below for each of the years ended June 30, 1997, 1998 and 1999 and the balance sheet data at June 30, 1998 and 1999 have been derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, independent auditors, and included herein. The selected statement of operations data for the years ended June 30, 1995 and 1996 and balance sheet data at June 30, 1995, 1996 and 1997 are derived from audited financial statements not included herein.

                                                                YEAR ENDED JUNE 30,
                                                ----------------------------------------------------
                                                  1995       1996       1997       1998       1999
                                                --------   --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees................................  $12,246    $19,056    $23,053    $ 34,652   $38,657
  Services....................................    5,530      7,226     10,877      20,604    25,066
                                                -------    -------    -------    --------   -------
Total revenues................................   17,776     26,282     33,930      55,256    63,723
Cost of revenues:
  License fees................................      680      1,105        917       1,183     1,149
  Services....................................    3,617      4,500      6,015      10,867    14,429
                                                -------    -------    -------    --------   -------
    Total cost of revenues....................    4,297      5,605      6,932      12,050    15,578
                                                -------    -------    -------    --------   -------
Gross profit..................................   13,479     20,677     26,998      43,206    48,145
                                                -------    -------    -------    --------   -------
Operating expenses:
  Marketing and selling.......................    7,828     17,461     21,724      27,290    31,531
  Research and development....................    2,926      4,437      4,566       6,575     9,835
  General and administrative..................    2,876      3,631      4,383       6,126     7,435
  Nouveau marche expenses.....................       --         --         --          --       466
  Write-off of acquired intangible assets.....       --         --         --      31,045     2,032
                                                -------    -------    -------    --------   -------
    Total operating expenses..................   13,630     25,529     30,673      71,036    51,299
                                                -------    -------    -------    --------   -------
Loss from operations..........................     (151)    (4,852)    (3,675)    (27,830)   (3,154)
Net interest income (expense) and other.......     (352)      (259)     1,124        (121)      114
Income taxes..................................       --         --         --          --      (130)
                                                -------    -------    -------    --------   -------
Net loss......................................  $  (503)   $(5,111)   $(2,551)   $(27,951)  $(3,170)
                                                =======    =======    =======    ========   =======
Net loss per share............................  $ (0.08)   $ (0.74)   $ (0.30)   $  (2.21)  $ (0.23)
                                                =======    =======    =======    ========   =======
Shares and share equivalents used in per share
  calculations (1)............................    6,506      6,907      8,428      12,665    13,999
                                                =======    =======    =======    ========   =======

BALANCE SHEET DATA:
Cash and cash equivalents.....................  $ 5,146    $ 4,977    $26,044    $ 20,101   $21,532
Working capital...............................    7,135      4,970     25,122      21,929    17,375
Total assets..................................   15,623     19,226     41,483      43,649    45,006
Convertible bonds.............................    4,533      4,272         --          --        --
Other long term obligations...................    2,044      2,364      1,134       5,979     3,879
Shareholders' equity..........................    2,466      1,197     27,057      19,799    18,025

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

OVERVIEW

    ILOG develops, markets and supports advanced software components for user interface, resource optimization and data services functions that are fundamental to the development of business applications. In 1988, the Company began shipping software components developed in the LISP programming language. In 1992, the Company started to transition its products to the C++ programming language. In 1993, the Company began shipping ILOG Views and ILOG Solver, which visualization and optimization product families represented 38% and 48% respectively of the Company's total license fee revenues in 1999. During 1999 the Company introduced Java versions of certain of its products which constituted approximately 10% of 1999 license fee revenues.

    In August 1997 the Company acquired the business of CPLEX
Optimization, Inc. ("CPLEX"), located in Incline Village, Nevada, which provides linear based optimizer products written in C.

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

    The Company's software development efforts are based in France except for the CPLEX products, which are developed in Incline Village, Nevada. In 1999, the Company's French-based revenues and expenses were 26% and 34%, respectively, of the Company's total revenues and expenses excluding the write-off of intangible assets. The Company in 1998 and 1999 made significant investments in both new products and improving existing products resulting in research and development expenditures growing by 44% and 50% respectively over the previous year.

    The Company derives its revenues from the sale of development licenses to application developers and from run time or deployment licenses once applications are developed and deployed and related services. Revenues from license fees represented 61% and from services 39% of the Company's revenues in 1999. Services revenue consist of consulting to facilitate the adoption of the Company's products, maintenance and customer training. Consulting, maintenance and training accounted for 22%, 14% and 3%, respectively, of the Company's total revenues in 1999.

RESULTS OF OPERATIONS

    The following table sets forth certain items from the Company's consolidated statement of operations as a percentage of total revenues for the periods indicated:

                                                                  YEAR ENDED JUNE 30,
                                                          ------------------------------------
                                                            1997          1998          1999
                                                          --------      --------      --------
Revenues:
  License fees..........................................     68%           63%           61%
    Services............................................     32            37            39
                                                            ---           ---           ---
      Total revenues....................................    100           100           100
                                                            ---           ---           ---
Cost of revenues:
    License fees........................................      2             2             2
    Services............................................     18            20            22
                                                            ---           ---           ---
      Total cost of revenues............................     20            22            24
                                                            ---           ---           ---
Gross margin............................................     80            78            76
                                                            ---           ---           ---
Operating expenses:
    Marketing and selling...............................     64            50            49
    Research and development............................     14            12            15
    General and administrative..........................     13            11            12
    Nouveau marche expenses.............................     --            --             1
    Write-off of acquired intangible assets.............     --            56             4
                                                            ---           ---           ---
      Total operating expenses..........................     91           129            81
                                                            ---           ---           ---
Loss from operations....................................    (11)          (51)           (5)
Net interest income (expense) and other.................      3            --            --
                                                            ---           ---           ---
Net loss................................................     (8)%         (51)%          (5)%
                                                            ===           ===           ===

REVENUES

    Total revenues increased from $33.9 million in 1997 to $55.3 million in 1998, and to $63.7 million in 1999, representing increases of 63% and 15%, respectively. The rate of growth in 1999 reflects the restructuring of the US sales organization and spending diversions by customers from new application development to Year 2000 readiness.

    The Company's sales have historically been concentrated in Europe, particularly in France. During 1997, 1998 and 1999, revenues generated from customers outside of France totaled $21.9 million, $38.1 million and $42.8 million, respectively, representing 65%, 69% and 67% of total revenues, respectively. The growth in revenues generated from customers outside of France resulted primarily from the Company's increased presence in North America and Asia and the acquisition of CPLEX in August 1998. During 1997, 1998 and 1999, revenues generated from customers in North America totaled $10.5 million, $22.4 million and $22.5 million, respectively. During 1997, 1998 and 1999, revenues generated from customers in Asia totaled approximately $3.3 million, $5.0 million and $6.7 million, respectively.

    The Company believes that the North American and Asian markets represent large growth opportunities for its products and services. Since the beginning of 1995, the Company has significantly expanded its sales effort by adding to its U.S. and Asian sales forces and in August 1997 acquiring in the U.S. CPLEX which has resulted in revenue growth in the U.S. of 113% and Asia of 53% in 1998 over the preceding year. In 1999, U.S. revenues grew by 1% and Asian revenues grew by 34%, respectively, over the preceding year reflecting the restructuring of the US sales organization and spending diversions by customers from new application development to Year 2000 preparedness. The Company made infrastructure and sales and marketing investments in the U.S. and Japan in 1998 and 1999 resulting in marketing and selling expenses increasing in 1998 and 1999 by 26% and 16%, respectively, over the preceding year.

    In 1997, no single customer accounted for more than 5% of total revenues. In 1998 and 1999 SAP A.G. accounted for 7% and 13% of total revenues, respectively. An order from a single customer in a particular quarter can materially affect the Company's revenues and operating results for such period. See "Risk Factors--Fluctuations in Operating Results."

    LICENSE FEES. Revenues from license fees increased from $23.1 million in 1997 to $34.7 million in 1998, and to $38.7 million in 1999 representing increases of 50% and 12%, respectively. These increases in license fees reflect the growing market acceptance of the Company's products and the expansion of the Company's product offerings. During this period, the Company was generally able to maintain the price levels of its products.

    SERVICES. Revenues from services consist of consulting, maintenance and training. Consulting and training services are billed by the person day or on a fixed price basis. Maintenance services are typically available at an annual fee of 15% of the standard software list price. Cash related to maintenance contracts is generally received in advance while revenues are deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Revenues from services increased from $10.9 million in 1997 to $20.6 million in 1998 and to $25.1 million in 1999, representing increases of 89% and 22%, respectively. The increases in revenues from services were due primarily to increased maintenance revenue.

GROSS MARGIN

    The following table sets forth the gross margin for both categories of revenues for 1996, 1997 and 1998:

                                                                       YEAR ENDED
                                                                        JUNE 30,
                                                             ------------------------------
                                                               1997       1998       1999
                                                             --------   --------   --------
Gross Margin:
  License fees.............................................     96%        97%        97%
  Services.................................................     45         47         42
    Total revenues.........................................     80         78         76

    LICENSE FEES. The Company's gross margin for license fees is currently affected by the pricing of its products as it relates to documentation and packaging costs. Cost of license fees, consisting primarily of documentation, packaging and freight expenses, increased from $0.9 million in 1997 to $1.2 million in 1998 and decreased to $1.1 million in 1999 representing 4%, 3% and 3% of revenues from license fees in 1997, 1998 and 1999, respectively. The payment of royalties to third parties is currently not a significant component of the cost of license fees; however, in the event the Company significantly increases the incorporation of third-party technology in its products, the payment of such royalties may have the effect of lowering gross margins.

    SERVICES. The Company's gross margin for services is primarily impacted by the mix of consulting, maintenance and training revenues, where consulting and training revenues are relatively lower margin activities. The need for consulting and training services by the Company's customers to facilitate their adoption of the Company's products and the Company's ability to satisfy the demand for such services frequently has a direct impact on the Company's ability to generate license fees. Cost of services, consisting of employee-related expenses for these services, increased from $6.0 million in 1997 to $10.9 million in 1998 and to $14.4 million in 1999. The services gross margin increased from 45% to 47% and decreased to 42% in 1997, 1998 and 1999, respectively, reflecting primarily the profitability of the Company's consulting activities. In 1999 the profitability of the Company's consulting activities was affected by lower margins on certain larger recurring contracts.

OPERATING EXPENSES

    MARKETING AND SELLING. Marketing and selling expenses consist primarily of salaries and other payroll related expenses such as incentive compensation, promotional marketing activities, customer pre-sales technical support and overhead costs relating to occupancy. Marketing and selling expenses increased from $21.7 million in 1997 to $27.3 million in 1998 and to $31.5 million in 1999, representing 64%, 50% and 49% of total revenues, respectively. The level of marketing and selling expenses as a percentage of total revenues is attributable to the significant worldwide expansion of the Company's marketing and selling organization. The increase in marketing and selling expenses over the last three years is due primarily to sales and marketing headcount growth which increased from 111 people at June 30, 1996 to 199 at June 30, 1999. The increase in headcount resulted from growth in the U.S. and the opening of offices in Germany and Japan in 1997 and 1998 respectively. The Company intends to continue the expansion of its sales and marketing organization to promote its products and provide customer support capability. Accordingly, the Company anticipates that marketing and selling expenses will continue to increase in absolute terms.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union to reduce the cost to the Company of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken and the related expenses are incurred. The following table sets forth research and development expenses and the amounts of government funding for 1997, 1998 and 1999:

                                                          YEAR ENDED JUNE 30,
                                                     ------------------------------
                                                       1997       1998       1999
                                                     --------   --------   --------
                                                             (IN THOUSANDS)
Gross research and development expenses............   $4,954     $7,204    $10,576
Less government funding............................     (388)      (629)      (741)
                                                      ------     ------    -------
Research and development expense, net of funding...   $4,566     $6,575    $ 9,835
                                                      ======     ======    =======

    Research and development expenses increased from $4.6 million in 1997 to $6.6 million in 1998 and to $9.8 million in 1999, representing 14%, 12% and 15% of total revenues, respectively. The increases in research and development expenses was due to the CPLEX acquisition in 1998, development of ILOG OPL Studio and ILOG Configurator in 1999 and generally increased staffing associated with the expansion and enhancement of the Company's product lines. During 1999 research and development staffing increased by 28 or 36% to 106 at June 30, 1999. The Company has not capitalized any software development costs and all research and development costs have been expensed as incurred. See "Risk Factors--Risk of Loss of Government Research and Development Funding" and
Note 1 of Notes to Consolidated Financial Statements.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel and related overhead costs for finance and general management. General and administrative expenses increased from $4.4 million in 1997 to $6.1 million in 1998 and to $7.4 million in 1999, representing 13%, 11% and 12% of total revenues, respectively. The increase in general and administrative expenses is due to increased staffing to support the Company's growth and changes in the Company's allowance for doubtful accounts. From
June 30, 1996 to June 30, 1999, the number of the Company's employees engaged in general and administrative functions increased from 33 to 57.

    NOUVEAU MARCHE EXPENSES. In December 1998 the Company listed its shares on Le Nouveau Marche stock exchange in Paris. The expense related to such listing totalled $466,000 and was charged to results of operations at that time.

    WRITE-OFF OF ACQUIRED INTANGIBLE ASSETS. Write-off of acquired intangible assets of $31.0 million in 1998 relates primarily to the expensing of software under development or earlier versions thereof nearing the end of their life cycle, which was acquired from CPLEX in August 1997. In 1999 $1.8 million was written-off relating to the acquisition of software in December 1998 that was utilized in the development of OPL Studio which was introduced in March 1999.

NET INTEREST INCOME (EXPENSE) AND OTHER

    Net interest income (expense) and other totaled $1.1 million, $(121,000), and $114,000 in 1997, 1998 and 1999, respectively. In 1997, a $1.1 million grant was received from an agency of the French government with respect to the Company's establishment of subsidiaries outside of France. In 1998 net interest income expense and other reflects primarily interest expense arising from the promissory notes issued in connection with the CPLEX acquisition after offset of income from the Company's cash equivalent investments. In 1999 net interest income (expense) and other reflects primarily realized exchange gains with interest income and expense offsetting each other.

CURRENCY FLUCTUATIONS

    The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the U.S. dollar, the financial reporting currency. A significant portion of the Company's revenues and expenses are denominated in French francs and Euros, and the remainder in U.S. dollars and other currencies. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on non-US dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in the Company's statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results.

    Under the Company's accounting policy for foreign currency translation, the results of the Company and each of its subsidiaries are measured in the currency in which that entity primarily conducts its business (the functional currency). The functional currencies of the Company and its subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation." All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at weighted average exchange rates of the year. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income (loss). The net exchange gain for 1997, 1998 and 1999 was $2,000, $76,000 and $168,000 respectively. These amounts represent transaction gains and are included in net interest income (expense) and other. To date, the Company has not undertaken hedging transactions to cover its currency transaction exposure but may undertake such transactions in a limited manner in the future. See Note 1 of Notes to Consolidated Financial Statements.

INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes."

    At June 30, 1999, the Company had net operating loss carryforwards from various tax jurisdictions of approximately $21.1 million, of which $7.9 million were in France with no expiration date and $9.6 million were in the U.S. expiring between 1999 and 2019 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

    As of June 30, 1999, a valuation allowance of $26.0 million had been provided against total deferred tax assets of $26.0 million (which consists primarily of the tax benefit of net operating loss carryforwards and the amortization of acquired intangible assets). The Company's expectation for realizing the deferred tax asset and the determination of the amount of the valuation allowance is based upon the existence of both taxable temporary differences and the likelihood of sufficient taxable income in the carryforward period of certain jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

    Over the last three years, the Company has financed its operations, investments in capital equipment and intangible assets acquired from CPLEX through the issuance of equity securities for approximately $50.2 million and $6.9 million of loans from the CPLEX vendors, banks and European government agencies, of which a portion were interest free.

    The Company has lines of credit with a French bank allowing for a maximum borrowing of approximately $3.2 million available until May 1, 2000. At
June 30, 1999, $1.1 million was outstanding under this facility. The lines of credit bear interest at the rate of EURIBOR (offer rate determined by the Banking Federation of the European Union) plus 1.5%, which at June 30, 1999, corresponded to an effective rate of 4.1%.

    As of June 30, 1998 and 1999, the Company had cash and cash equivalents of $20.1 million and $21.5 million, respectively, and working capital of $21.9 million and $17.4 million, respectively. The net cash increase of $1.4 million in 1999 was due to $2.0 million received from employees for shares issued in connection with employee stock option and purchase plans and $5.0 million provided from operating activities after a net decrease in other working capital items less $3.3 million invested in tangible and intangible assets, $1.1 million in loan repayments and $1.1 million exchange rate effect.

    Accounts receivable decreased from $15.3 million at June 30, 1998 to $14.8 million at June 30, 1999. The decrease in accounts receivable during this period despite growth in revenues in the period was due to shorter credit terms being offered to customers.

    Net cash used for operating activities in 1997 totaled $1.4 million, due to the net loss incurred in the year after adjusting for changes in working capital. In 1998 the Company was provided cash from operations of $1.6 million reflecting the Company's operating profitability before the write-off of acquired intangible assets and after adjusting for changes in working capital. In 1999 the Company was provided cash from operations of $5.0 million reflecting the changes in working capital offsetting the operating loss for the year.

    The Company's investing activities have consisted primarily of expenditure on fixed assets, which totaled $1.1 million, $1.9 million and $2.4 million in 1997, 1998 and 1999, respectively. In addition in 1998, as part of the CPLEX acquisition the Company acquired $31.8 million of intangible assets consisting primarily of software products under development or earlier versions thereof nearing the end of their life cycle. As a result, $31.0 million thereof was written-off in 1998.

    In 1997, 1998 and 1999, the Company's financing activities provided
$24.5 million, $10.7 million and $1.0 million respectively, of which, in 1997 $24.9 million were proceeds from the Company's initial public offering in February 1997, in 1998 $10.5 million was from the issuance of shares to SAP A.G. for cash and in 1999 $2.0 million was from the issuance of shares under employee share option and share purchase plans.

    While operating activities may provide cash in certain periods to the extent the Company may experience growth in the future, the Company anticipates that its operating and investing activities may use cash and, consequently, such growth may require the Company to obtain additional sources of financing.

YEAR 2000 COMPLIANCE RISKS

    The following is intended to be a "Year 2000 Readiness Disclosure" as intended by the Year 2000 Information Readiness and Disclosure Act.

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

    The Company is also assessing the impact of such Year 2000 issues on its internal IT and non-IT systems as well as on its customers, suppliers and service providers. The Company is in the process of upgrading its accounting systems and believes that they will be Year 2000 compliant. The Company estimates that the expenses it has incurred to date to address Year 2000 issues have not been material and, although it has not completed its full assessment of its Year 2000 readiness, it does not expect to incur material expenses in connection with any required remediation efforts.

    To date the Company has not identified any significant areas of non-compliance with respect to its products or IT systems and expects that the assessment and plans for remedial action for all of its products and non-IT systems will be completed by the end of 1999. It may be difficult for the Company to ensure Year 2000 readiness from third parties. Considering the complex interrelationships among Year 2000 issues both internal and external to the Company, there can be no assurance that the Company will be able to identify and accurately evaluate all Year 2000 issues and that unresolved or undetected internal and external Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

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

    The Company may develop contingency plans in the event it has not completed all of its remediation programs in a timely manner. Such contingency plans may also address Year 2000 issues relating to third parties who provide goods or services essential to the Company's business but fail to appropriately address their Year 2000 issues. Even if these plans are completed on time and put in place, there can be no assurance that unresolved or undetected internal and/or external Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

    A significant impact of Year 2000 readiness preparations by the Company's customers is that many have chosen to defer spending on the development of new applications, which is the Company's target market, and focus on Year 2000 readiness. This has impacted the Company's 1999 results and it is not possible to determine when or if customer spending patterns will return to their historical levels. Accordingly Year 2000 issues will continue to have a material adverse effect on the Company's business, financial condition and results of operations.

    Finally, disruption in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The occurrence of one or more of the risks described above could have a material adverse effect on the Company's business, financial condition or results of operations.

INTRODUCTION OF THE EURO

    The Euro was introduced on January 1, 1999 in eleven European Monetary Union countries including France where the Company has its headquarters and a significant part of its worldwide operations is based, and in Germany and Spain where it has sales subsidiaries. Legacy currencies however will continue to be used as legal tender through January 1, 2002. The Company believes that the introduction of the Euro will simplify the conduct of its business in the above countries over time, however changes and/or improvements will need to be made to its accounting and related internal systems.

    The Company has commenced planning and the training of its personnel to handle the currency change and in addition the Company is also assessing the impact of the Euro on its internal IT and non-IT systems. The Company plans to implement a new enterprise accounting system in 2000 and modify certain existing systems to accommodate the introduction of the Euro. The Company believes that such systems and system modifications will aid in ensuring that it will be able to accommodate the accounting and reporting requirements of the new currency.

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

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS FORM 20-F, THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS:

HISTORY OF LOSSES; ACCUMULATED DEFICIT; FUTURE OPERATING RESULTS UNCERTAIN

    The Company has incurred net losses in all of the last five fiscal years. As of June 30, 1999, the Company had an accumulated deficit of approximately
$44.4 million. There can be no assurance that the Company will be profitable on a quarterly or annual basis in the future. The Company's limited operating history and the relative immaturity of its market, together with the factors described under "Fluctuations in Operating Results" and "Seasonality of Operating Results," make the prediction of future operating results impossible. The Company's past financial performance should not be considered indicative of future results. The Company has experienced revenue growth in recent periods and a slow-down in the rate of growth in 1999. There can be no assurance that the Company's revenues will continue to increase or will not decrease. Future operating results will depend on many factors, including the growth of the market for the Company's object oriented components, demand for the Company's products and services, the level of competition, the Company's success in expanding its direct sales force and indirect distribution channels, the success of the recent corporate reorganization, the ability of the Company to develop and market new products and product enhancements and to control costs, as well as general economic conditions and a resumption of spending by customers on application development following their Year 2000 readiness activities. See "Fluctuations in Operating Results," "Risk of Loss of Government Research and Development Funding," "Seasonality of Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

FLUCTUATIONS IN OPERATING RESULTS

    The Company's operating results have varied significantly in the past and may vary significantly in the future, on a quarterly and an annual basis, as a result of a number of factors, many of which are outside the Company's control. These factors include demand for the Company's products and services, the size, timing and structure of significant licenses by customers, cost overruns on the Company's fixed price consulting contracts, changes in the mix of products and services licensed or sold by the Company, product life cycles, the publication of opinions about the Company, its products and object oriented technology by industry analysts, changes in pricing policies by the Company or its competitors, changes in the method of product distribution (including the mix of direct and indirect channels), customer order deferrals in anticipation of product enhancements or new product offerings by the Company or its competitors, customer cancellation of major planned software development programs, the grant of research and development expense reimbursements by government agencies and the timing of such research and development reimbursements. Moreover, declines in general economic conditions, which could among other reasons occur because of Year 2000, could precipitate significant reductions in corporate spending for information technology, which could result in delays or cancellations of orders for the Company's products. The Company's expense levels are relatively fixed and are based, in significant part, on expectations of future revenues. Consequently, if revenue levels are below expectations, expense levels could be disproportionately high as a percentage of total revenues, and operating results would be immediately and adversely affected. The Company has historically operated with little backlog because its products are generally shipped as orders are received. As a result, revenues from license fees in any quarter are substantially dependent on orders booked and shipped in that quarter and on sales by the Company's distributors and other resellers. Sales derived through indirect channels are harder to predict and may have lower margins than direct sales. The Company also believes that the purchase of its products is relatively discretionary as was experienced in 1999 when its customers shifted their spending from new applications to Year 2000 readiness and generally involves a significant commitment of a customer's capital resources. Therefore, any downturn in any potential customer's business would have a significant impact on the Company's revenues and quarterly results. In addition, the Company has historically recognized a substantial portion of its revenues from sales booked and shipped in the last month of a quarter such that the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a particular quarter. Because a number of the Company's individual orders are for significant revenue, the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are relatively fixed, the failure to ship a significant order in a particular quarter could substantially adversely affect revenues and operating results for such quarter. To the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. Revenues are difficult to forecast because the market for the Company's products is rapidly evolving. The Company may choose to reduce prices or increase spending in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require the Company to invest significantly greater resources in research and development efforts, the Company's future operating results may be adversely affected. Due to these and other factors, the Company's quarterly revenues, expenses and operating results could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. There can be no assurance that the Company will be able to grow in future periods or that it will be able to sustain its level of revenues
o its rate of revenue growth on a quarterly or annual basis. See "Risks Associated with Sales Cycle," "Risk of Loss of Government Research and Development Funding" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

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

    The market for object oriented technology is characterized by a lack of standards and numerous competitors in the areas of components, methodology and services. The Company's future financial performance will depend in part upon the development of standards that the Company's products address. There can be no assurance that the Company will be able to respond effectively to the evolving requirements of the market. For example, to date the Company has focused its efforts on the C, C++ and

Java programming languages. Should these languages lose acceptance in the marketplace or be replaced by other advanced languages, the Company's business, operating results and financial condition would be materially adversely affected. See "Business Software Component Technology" and "Products."

MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS

    The Company's future growth depends upon market acceptance of its products. There can be no assurance that a significant number of organizations will choose to use the Company's products, or that they will do so in a time frame that will benefit the Company. In particular, many of the Company's customers have licensed only small quantities of the Company's components, and there can be no assurance that these or new customers will license additional components from the Company or broadly implement object oriented technology. Industry data indicate that many complex software development projects are abandoned before completion or fail to satisfy user requirements, often after the expenditure of substantial amounts of money and time. While the Company believes that the components and professional services that it provides can increase the likelihood that a software development project will be completed successfully, the Company participates in an industry with an inherently high failure rate and there can be no assurance that the Company's customers will achieve success when using the Company's products and services. Any publicized performance problems relating to object oriented technology or products offered by the Company or by any competitor of the Company could also slow customer adoption of the Company's products. Moreover, to the extent that the Company is associated with unsuccessful customer projects, even if due to factors beyond the Company's control, the Company's reputation and competitive position could be materially and adversely affected. See "Business Products."

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

RISK OF LOSS OF GOVERNMENT RESEARCH AND DEVELOPMENT FUNDING

    The Company has received significant amounts of research and development funding from the European Union and, to a lesser extent, agencies of the French government, which approximated $388,000, $629,000 and $741,000 for 1997, 1998 and 1999, respectively. Such funding has been netted against, and has therefore reduced, the Company's reported research and development expenses on a dollar for dollar basis. Relevant authorities award research and development funding on a discretionary basis based on applications made by the Company for specific product related projects. The Company has contracts that provide for additional research and development funds through June 2002 based upon recent funding applications. However, there can be no assurance that any future grants will be made. Failure to receive future funding, a reduction in existing levels of funding, or delays in receipt of additional funding may cause the Company's research and development expenses to increase and may adversely affect the Company's operating results on a dollar for dollar basis. See "Fluctuations in Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

SEASONALITY OF OPERATING RESULTS

    A majority of the Company's sales have historically come from Europe. Similar to many companies in the software industry with significant sales outside of the U.S., the Company generally realizes lower revenues (i) in the September quarter than in the immediately preceding quarter due primarily to reduced economic activity in Europe in the summer months; and (ii) to a lesser extent, in the March quarter compared to the immediately preceding quarter due to the concentration by some customers of purchases in the fourth quarter of the calendar year, and their consequently lower purchasing activity during the following quarter. See "Fluctuations in Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

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

    The Company's future success will depend in large part on its ability to improve its current technologies and to develop and market new products and product enhancements that address these changing market requirements on a timely basis. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements, that the Company will not experience difficulties that delay or prevent the successful development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market requirements and achieve market acceptance. As is customary in the software industry, the Company has in the past experienced delays in the introduction of new products and features, and may experience such delays in the future. If the Company is unable, for technological or other reasons, to develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition would be materially adversely affected. See "Business Research and Development."

PRODUCT CONCENTRATION RISK

    The Company currently generates approximately 86% of its total license fees from the ILOG Visualization and ILOG Optimization product families. The Company expects that revenues from these two product families will continue to represent a substantial portion of its total license fees for the foreseeable future. As a result, any factor adversely affecting licenses of either ILOG Views or ILOG Solver would have a material adverse effect on the Company's business, operating results and financial condition. The Company's future financial performance will depend in significant part on the Company's successful development and introduction, and customer acceptance, of new and enhanced versions of is visualization and optimization products. In addition, to the extent that competitive pressures or other factors result in significant price erosion on these products, the Company's results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations," "Business Products" and "Competition."

COMPETITION

    The Company's present direct competitors include a number of private and public companies such as Blaze Software, Inc., Dash Associates Limited, Cosytech, Dynatech Corporation, IBM, Selectica, Inc., SL Corporation, Template Software, Inc., Trilogy Software, Inc., and 2order.com. In addition, virtually all of the Company's customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing the Company's current or proposed components. This would eliminate their need for the Company's services and components and limit future opportunities for the Company. The Company therefore is required to persuade development personnel within these customers' organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products. The Company expects to face additional competition from other established and emerging companies if the market for its components continues to develop and expand. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by the Company's products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain prices for products at levels that will enable the Company to market its products profitably. Any decrease in prices, as a result of competition or otherwise, could have a material adverse effect on the Company's business, operating results and financial condition.

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

    In the year ended June 30, 1999 the Company restructured its marketing and sales organization into four business divisions in the U.S., and in the quarter ended September 30, 1999, on a world-wide basis. Previously the Company's sales and marketing activities were structured on a geographic basis. There can be no assurance that the recently completed reorganization will not have an adverse impact on the Company's operating results and financial position due to account transition and other issues related to the reorganization. In addition, there can no assurance that the reorganization will achieve its objectives of bringing the Company closer to customers, foster more repeat sales, improve profitability and develop opportunities within the electronic commerce arena.

    In addition, there can be no assurance that the Company's sales and marketing organization will be able to compete successfully against the significantly more extensive and better funded sales and marketing operations of many of the Company's current and potential competitors. The Company's inability to develop and manage its sales and marketing force expansion effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Business Sales and Marketing."

DEPENDENCE ON KEY PERSONNEL

    The Company's future success will depend in significant part upon the continued service of its key technical, sales and senior management personnel, including the Company's President and Chief Executive Officer, Pierre Haren. The Company is particularly dependent upon its technical personnel with expertise in object oriented technology. The loss of the services of one or more of the Company's key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success will depend on its ability to attract, integrate, train, motivate and retain highly qualified technical, sales and managerial personnel, and there can be no assurance that the Company will be able to do so. Competition for such personnel is intense, especially the competition for technical personnel with expertise in object oriented technology. The Company expects that such competition will continue for the foreseeable future, and may intensify. If the Company is unable to hire qualified personnel on a timely basis in the future, the Company's business, operating results and financial condition would be materially adversely affected. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business Sales and Marketing," "Employees" and "Management."

    The addition and assimilation of new personnel may be made more difficult by the fact that the Company's research and development personnel are located primarily in France, and its sales and marketing activities are located on three continents, thus requiring the coordination of organizations separated by geography and time zones, and the interaction of personnel with disparate business backgrounds, languages and cultures. See "Risks Associated with Worldwide Operations."

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

    The Company expects to commit additional time and resources to expanding its worldwide sales and marketing activities, localizing its products for selected markets and developing local sales and support channels. There can be no assurance that such efforts will be successful. Failure to sustain or increase worldwide revenue, especially in North America and Asia, could have a material adverse effect on the Company's business, operating results and financial condition. Worldwide operations are subject to a number of risks, including the costs of localizing products for different countries, longer accounts receivable collection periods in certain geographic regions, especially Europe, and greater difficulty in accounts receivable collections, unexpected changes in regulatory requirements, dependence on independent resellers and technology standards, import and export restrictions and tariffs, difficulties and costs of staffing and managing international operations, potentially adverse tax consequences, political instability, the burdens of complying with multiple, potentially conflicting laws and the impact of business cycles and regional economic instability. Approximately 26% of the Company's sales in 1999 were denominated in French francs, with the remainder in U.S. dollars and, to a lesser extent, Singapore dollars and other currencies. An increase in the value of the French franc relative to foreign currencies could make the Company's products more expensive and, therefore, less competitive in other markets. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Business Sales and Marketing."

MANAGEMENT OF POTENTIAL GROWTH

    The Company has recently experienced a period of growth in revenues that has placed a significant strain on its management systems and resources. In addition, the size of the Company's staff increased from 398 to 474 employees during 1999. Further increases in the number of employees are anticipated in 2000. Much of this growth has occurred and will occur in North America and Asia, thus increasing the Company's need for information and communication systems. The Company's ability to manage any future growth effectively will require it to continue to improve its operational, financial and management controls, accounting and reporting systems and procedures and other internal processes, and there can be no assurance that the Company will be able to make such improvements in an efficient and timely manner or that such improvement will be adequate. If the Company's management is unable to manage growth and change effectively, the Company's business, operating results and financial condition could be materially adversely affected.

ACQUISITIONS

    In August 1997, the Company acquired the business of CPLEX
Optimization, Inc. ("CPLEX") which developed and marketed linear based optimization libraries written in C, with operations in Incline Village, Nevada in exchange for 1,700,000 Company shares, $10 million cash and $5 million of promissory notes. In 1998 the Company commenced the integration of the CPLEX business into the Company's operations. The process of integrating CPLEX's business into the Company's operations may result in unforeseen operating difficulties and could absorb significant management attention and/or expenditures that would otherwise be available for the ongoing development of the Company's business. In August 1998, the Company also acquired Compass Modeling Solutions, Inc. ("Compass") in Reno, Nevada a small value added reseller of CPLEX products in exchange for 51,852 Company shares. In December 1998 the

Company acquired full rights to the OASIS modeling language, OPL (Optimization Programming Language), and the accompanying software development environment, OPL Studio from Oasis Software, Inc. for $1.8 million.

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

CURRENCY FLUCTUATIONS

    The Company publishes its financial statements in U.S. dollars. The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the U.S. dollar, the financial reporting currency. A significant portion of the Company's revenues and expenses are denominated in French francs and Euros, and the remainder in U.S. dollars and other currencies. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on the non-U.S. dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in the Company's statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. To date, the Company has not undertaken hedging transactions to cover its currency transaction exposure but may undertake such transactions in a limited manner in the future. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures about Market Risk."

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

VOLATILITY OF SHARE PRICE

    The market price of the Company's ADSs and the Shares has experienced significant fluctuation and may continue to fluctuate significantly. In particular, the trading price of the ADSs and the Shares could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, downturns in the economy of regions in which the Company does business, and other events or factors, many of which are beyond the Company's control. In some future quarters the Company's operating results may be below expectations of public market analysts and investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's ADSs and the Shares would likely be immediately materially adversely affected. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, have and may continue to adversely affect the market price of the ADSs and the Shares.

CONTROL BY OFFICERS AND DIRECTORS; FACTORS INHIBITING TAKEOVER

    As of September 30, 1999, the Company's executive officers and directors and their affiliates beneficially owned approximately 46% of the Company's Shares. As a result, such persons and entities, acting together, will have the effective ability to control the Company and direct its affairs and business. The concentration of ownership of the Company's Shares may have the effect of delaying, deferring or preventing a change in control of the Company.

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

YEAR 2000 COMPLIANCE RISKS

    The following is intended to be a "Year 2000 Readiness Disclosure" as intended by the Year 2000 Information Readiness and Disclosure Act.

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

    The Company is also assessing the impact of such Year 2000 issues on its internal IT and non-IT systems as well as on its customers, suppliers and service providers. The Company is in the process of upgrading its accounting systems and believes that they will be Year 2000 compliant. The Company estimates that the expenses it has incurred to date to address Year 2000 issues have not been material and, although it has not completed its full assessment of its Year 2000 readiness, it does not expect to incur material expenses in connection with any required remediation efforts.

    To date the Company has not identified any significant areas of non-compliance with respect to its products or IT systems and expects that the assessment and plans for remedial action for all of its products and non-IT systems will be completed by the end of 1999. It may be difficult for the Company to ensure Year 2000 readiness from third parties. Considering the complex interrelationships among Year 2000 issues both internal and external to the Company, there can be no assurance that the Company will be able to identify and accurately evaluate all Year 2000 issues and that unresolved or undetected internal and external Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

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

    The Company may develop contingency plans in the event it has not completed all of its remediation programs in a timely manner. Such contingency plans may also address Year 2000 issues relating to third parties who provide goods or services essential to the Company's business but fail to appropriately address their Year 2000 issues. Even if these plans are completed on time and put in place, there can be no assurance that unresolved or undetected internal and/or external Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

    A significant impact of Year 2000 readiness preparations by the Company's customers is that many have chosen to defer spending on the development of new applications, which is the Company's target market, and focus on Year 2000 readiness. This has impacted the Company's 1999 results and it is not possible to determine when or if customer spending patterns will return to their historical levels. Accordingly Year 2000 issues will continue to have a material adverse effect on the Company's business, financial condition and results of operations.

    Finally, disruption in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The occurrence of one or more of the risks described above could have a material adverse effect on the Company's business, financial condition or results of operations.

INTRODUCTION OF THE EURO

    The Euro was introduced on January 1, 1999 in eleven European Monetary Union countries including France where the Company has its headquarters and a significant part of its worldwide operations is based, and in Germany and Spain where it has sales subsidiaries. Legacy currencies however will continue to be used as legal tender through January 1, 2002. The Company believes that the introduction of the Euro will simplify the conduct of its business in the above countries over time, however changes and/or improvements will need to be made to its accounting and related internal systems.

    The Company has commenced planning and the training of its personnel to handle the currency change and in addition the Company is also assessing the impact of the Euro on its internal IT and non-IT systems. The Company plans to implement a new enterprise accounting system in 2000 and modify certain existing systems to accommodate the introduction of the Euro. The Company believes that such systems and system modifications will aid in ensuring that it will be able to accommodate the accounting and reporting requirements of the new currency.

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

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company believes it does not have any significant risk with regard to interest rate fluctuation and accordingly does not hedge for interest rate exposure.

    The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the U.S. dollar, the financial reporting currency. A significant portion of the Company's revenues and expenses are denominated in French francs and Euros, and the remainder in U.S. dollars and other currencies. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on non-US dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in the Company's statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. The Company does not hedge its exchange rate risk.

    For the year ended June 30, 1999, the effect of a hypothetical uniform strengthening in the value of the U.S. dollar relative to the French Franc and Euro would result in a decrease in both revenues and expenses of $2.7 million with no affect on operating income and a possible increase of other income of up to approximately $400,000 and earnings per share of $0.03.

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

DIRECTORS AND EXECUTIVE OFFICERS

    Under French law, the Board of Directors prepares and presents the year-end accounts of the Company to the shareholders and convenes shareholders' meetings. In addition, the Board of Directors reviews and monitors ILOG's economic, financial and technical strategies. French law provides that the Board of Directors be composed of no fewer than three and no more than 24 members. The actual number of directors must be within such limits and may be provided for in the STATUTS or determined by the shareholders at the annual general meeting of shareholders. The number of members of the Board may be increased only by decision of the shareholders. The Company's Board of Directors currently consists of eight members. Each director must be a shareholder of the Company. Under French law a director may be an individual or a corporation, but the Chairman must be an individual. Each director is elected for a three year term. There is no limitation, other than applicable age limits, on the number of terms that a director may serve. Directors are elected by the shareholders and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders. Vacancies which exist in the Board of Directors may be filled by the Board of Directors, pending the next shareholders' meeting. However, if the number of Directors falls below the legal minimum of three, the remaining Directors must immediately call a shareholders meeting to elect a sufficient number of Directors to reach the legal minimum.

    Meetings of the Board of Directors of ILOG are normally convened and presided over by the Chairman, who is elected by the Board of Directors. A quorum consists of one-half of the members of the Board of Directors and decisions are generally taken by a vote of the majority of the members present or represented by other members of the Board of Directors. The Chairman has the ability to cast a deciding vote in the event of a tie vote. A director may give a proxy to another director but a director cannot represent more than one other director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. As required under French law, two representatives of the employees are entitled to be present at meetings of the Board of Directors of the Company, but do not have any voting rights.

    Directors are required to comply with applicable law and ILOG's STATUTS. Under French law, directors are liable for violations of French legal or regulatory requirements applicable to SOCIETES ANONYMES, violation of the Company's STATUTS or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.

    The Board currently has two committees: the Audit Committee, currently composed of Jean-Francois Abramatic (since September 22, 1999) and Marc Fourrier, and a Compensation Committee, currently composed of Fredric Harman and Marc Fourrier. Until September 22, 1999 Mr. Philippe Claude served on the Audit Committe. The Audit Committee primarily reviews with management and the Company's independent auditors the internal accounting procedures and quarterly and annual financial statements of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee determines the compensation of Pierre Haren, the Chairman and Chief Executive Officer of the Company, and the other executive officers of the Company and makes recommendations as to the implementation of the Company's stock option and other employee benefits plans. Each of the Committees makes recommendations to the Board of Directors for final decision by the Board.

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

    The following table sets forth the names, ages and positions of the directors and executive officers of ILOG:

NAME                                     AGE                     POSITION WITH THE COMPANY
----                                   --------   --------------------------------------------------------
Pierre Haren.........................     46      Chairman and Chief Executive Officer
Patrick Albert.......................     43      Chief Technology Officer
Stuart Bagshaw.......................     54      Chief Operating Officer
Dr. Robert Bixby.....................     53      Director and Technology Fellow
Edouard Efira........................     51      Executive Vice President, Corporate Business Development
Roger Friedberger....................     48      Chief Financial Officer
Bounthara Ing........................     37      Vice President and General Manager Industrial Solutions
                                                    Division
Janet Lowe...........................     41      Vice President and General Manager ILOG Direct
Todd Lowe............................     43      Director, Executive Vice President and General Manager
                                                    Value Chain Management Business Division
Manuel Montalban.....................     40      Vice President and General Manager Telecommunications
                                                    Business Division
William Scull........................     46      Vice President of Worldwide Marketing
Jean-Francois Abramatic..............     50      Director
Pascal Brandys.......................     40      Director
Philippe Claude......................     51      Director
Marc Fourrier........................     45      Director
Fredric Harman.......................     39      Director

    Pierre Haren is a founder of the Company and was the Managing Director from April 1987 to December 1995, when he was appointed Chairman and Chief Executive Officer of the Company. Prior to founding ILOG, Mr. Haren spent four years in charge of the SMECI Expert System Shell Project with the Institut National de Recherche en Informatique et en Automatique ("INRIA") following a three-year term directing the investment department of the French Ministry of the Sea.
Mr. Haren received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussees in 1978. He received his M.S. from Massachusetts Institute of Technology ("MIT") in 1978 and Ph.D. from MIT in Civil Engineering in 1980. Mr. Haren's term on the Board of Directors expires in 1999, but will be extended to 2002 upon ILOG shareholder approval at its Ordinary General Meeting to be held on December 14, 1999.

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

    Stuart Bagshaw has served as Chief Operating Officer of the Company since January 1998. From April 1995 until December 1997, Mr. Bagshaw was at
Gemplus, Inc. where his most recent position was as Executive Vice President, Corporate Strategy. From November 1991 to March 1995 he was at XEROX Corporation initially as Vice President International Operations and later as Vice President Worldwide Operations for the corporation's Xsoft Division.

    Dr. Robert Bixby has served as a Director and Technology Fellow of the Company since August 1997. Dr. Bixby was a founder of, and from 1988 until August 1997, was Chairman of CPLEX Optimization, Inc. Dr. Bixby is a Noah Harding Research Professor Emeritus of Computational and Applied Mathematics at

Rice University and is a member of the National Academy of Engineering. Dr. Bixby's term on the Board of Directors expires in 2000.

    Edouard Efira has served as the Company's Executive Vice President, Corporate Business Development since July 1999, having previously served as Executive Vice President International Strategic Alliances and Business Development since January 1997. From May 1996 to January 1997, he was Chief Operating Officer of the Company and, from January 1989 to May 1996, he was Director of International Sales. Mr. Efira served on ILOG's Board of Directors from August 1997 to September 1998.

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

    Bounthara Ing has served as Vice President and General Manager Industrial Solutions Division of the Company since July 1999, as President of ILOG
Pte Ltd. Singapore since January 1994, and ILOG KK Japan since September 1997. He joined the Company in April 1988 as Manager of the Graphic Department.
Mr. Ing received an Engineering degree from Ecole Centrale de Paris in 1986.

    Janet Lowe has served as Vice President and General Manager ILOG Direct since July 1999, having previously held the position from August 1997 of Director of Marketing, Optimization Products. Ms. Lowe co-founded in 1988 CPLEX Optimization, Inc., and served as its Vice President of Marketing and Chief Financial Officer until the company was acquired by ILOG in 1997. She received a B.S. in chemical engineering at the University of Texas in 1980 and an M.B.A. at Rice University in 1988.

    Todd Lowe has served as a Director since August 1997, and as the Company's Executive Vice President and General Manager Value Chain Management Business Division since July 1999, having previously held the position of Executive Vice President CPLEX and ILOG Direct since July 1998. From August 1997 until June 1998 he was the Company's Executive Vice President, CPLEX business. From 1988 until 1997 he was President of CPLEX Optimization, Inc. He received a Chemical Engineering degree from the University of California. Mr. Lowe's term on the Board of Directors expires in 2000.

    Manuel Montalban has served as Vice President and General Manager Telecommunication Business Division since July 1999, having previously held the position of Vice President of Sales, Europe since July 1996 after having served as European Sales Manager of the Company from February 1993 to July 1996. From April 1991 to February 1993, Mr. Montalban served as General Manager of ILOG Spain and, from 1987 to April 1991, as Manager of the Consulting Department. Mr. Montalban received a Ph.D. in Computer Science at the University of Nice in 1987.

    William Scull has served as Vice President of Worldwide Marketing since September 1997. From October 1993 until September 1997, Mr. Scull was president of Catalyst Consultants, a strategic marketing consulting firm based in Los Altos, California. From November 1988 until September 1993, Mr. Scull was at Tandem Computers where his most recent position was as Director of Corporate Development, New Ventures. Mr. Scull received an M.B.A. from Stanford University in 1981 and a Master of Science degree in Engineering from MIT in 1979.

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

    Pascal Brandys has served as a director of the Company since September 1998. Mr. Brandys has been Chairman of the Board of Directors and Chief Executive Officer of Genset S.A. since he co-founded it in 1989. Since 1997, Mr. Brandys has served as President of France Biotech, the association of French biotechnology companies. Mr. Brandys graduated from the Ecole Polytechnique in 1980, received an M.S. in Economic Systems from Stanford University in 1982 and an M.S. in Civil Engineering from the Ecole Nationale des Ponts et Chaussees in 1983. Mr. Brandys's term on the Board of Directors expires in 2000.

    Philippe Claude has served as the permanent representative of Atlas Venture Europe Fund B.V., a director of the Company, since January 1995, and was appointed a director of the Company in his individual capacity in September 1996. Mr. Claude has been a General Partner of Atlas Venture, a venture capital firm, since January 1993. Prior to joining Atlas Venture Group, he had been a general partner of Partech International since 1987. He is also a Director of Business Objects S.A., a software company. Mr. Claude graduated from the University of Brussels, Solvay School in 1971 and received an M.B.A. from Oregon State University in 1973. Mr. Claude's term on the Board of Directors expires in 1999, but will be extended to 2002 upon ILOG shareholder approval at its Ordinary General Meeting to be held on December 14, 1999.

    Marc Fourrier has served as a director of the Company since April 1987.
Mr. Fourrier is President of Delphis, a holding company that specializes in the creation and development of high technology companies. From 1988 to June 1997, Mr. Fourrier was a principal of Cleversys S.A., a consulting firm which specializes in information technology. Mr. Fourrier received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussees in 1978, and an M.S. from MIT in 1978. Mr. Fourrier's term on the Board of Directors expires in 2001. He is also a Director of Wavecom S.A.

    Fredric Harman has served as the permanent representative of Oak Management Corporation, a director of the Company, since December 1994, and was appointed a director of the Company in his individual capacity in September 1996.
Mr. Harman is a General Partner of Oak Investment Partners, a venture capital firm. Mr. Harman was formerly with Morgan Stanley where he was a General Partner of Morgan Stanley Venture Partners, L.P., a venture capital firm. He is also a Director of Inktomi Corporation, InterNAP Netowork Services, and Primus Knowledge Solutions. Mr. Harman received his B.S. and an M.S. in Electrical Engineering from Stanford University in 1983, and an M.B.A. from the Harvard Graduate School of Business in 1987. Mr. Harman's term on the Board of Directors expires in 2001.

LIABILITY INSURANCE

    French law generally prohibits the Company from entering into indemnification agreements with its directors and officers providing for limitations on personal liability for damages and other costs and expenses that may be incurred by directors and officers arising out of or related to acts or omissions in such capacity. French law also prohibits the STATUTS of the Company from providing for the limitation of liability of a member of the Board of Directors. These prohibitions may adversely affect the ability of the Company to attract and retain directors. Generally, under French law, directors and officers will not be held personally liable for decisions taken diligently and in the corporate interest of the Company.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    The aggregate amount of compensation of all executive officers of ILOG as a group (11 persons) paid or accrued for services in all capacities for the year ended June 30, 1999 was approximately $2.3 million. In accordance with French law relating to commercial companies, only shareholders may determine directors fees paid to the Board of Directors. The Board of Directors then has full and discretionary authority to decide the allocation of the directors' fees authorized by the shareholders among its members. The shareholders of the Company have not authorized the payment of any directors fees for 1999.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    The Company has five employee stock option or purchase plans currently in effect. The following is a summary description of each of the Company's plans.

    THE 1992 STOCK OPTION PLAN. In general meetings held in 1992 and in 1993, the shareholders of the Company authorized the Board of Directors to grant options with respect to an aggregate of 614,275 Shares at a price to be determined by the Board of Directors on the date of grant based on the net assets of the Company and increased by a reasonable estimate of the future profitability of the Company (the "1992 Plan"). The Board of Directors were able to grant options under the 1992 Plan until June 1998. Under the 1992 Plan, options become exercisable for a period of five years following the date of grant subject to vesting on the basis of one-fourth of the Shares upon the date of grant, and one-fourth in each of the three following years. As of October 20, 1999, options with respect to an aggregate of 251,676 Shares were outstanding under the 1992 Plan at exercise prices ranging from FF9.00 per share to FF32.00 per share.

    THE 1996 STOCK OPTION PLAN. In 1994, the shareholders of the Company authorized the Board of Directors to grant up to 500,000 options at a price to be determined by the Board of Directors on the date of grant based on the net assets of the Company, a reasonable estimate of its future profitability and its future development prospects (the "1994 Plan"). The Board of Directors may grant such options until November 23, 1999. In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the "Code") for the granting of incentive stock options, the Company decided to adopt a new plan (the "1996 Plan"), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders on May 30, 1996, and on that date 600,000 Shares, on October 17, 1996, 200,000 Shares, on August 20, 1997, 1,600,000 Shares, on
December 17, 1997, 500,000 Shares and on August 31, 1998, 1,000,000 Shares, were added to the 1996 Plan with respect to which options may also be granted by the Board of Directors until November 23, 1999. Following the approval by shareholders of the 1998 Plan (see below) 1,000,000 shares authorized for the 1996 Plan were transferred to the 1998 Plan. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant of options and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to the Company. As of October 20, 1999, options with respect to an aggregate of 3,056,477 Shares were outstanding at exercise prices ranging from FF12.80 to FF88.79, and options to purchase 31,012 Shares remained available for grant under the 1996 Plan.

    THE 1998 STOCK OPTION PLAN. On November 4, 1998 the shareholders approved the 1998 Stock Option Plan, to succeed the 1996 Stock Option Plan and at that time 1,000,000 options previously authorized for the 1996 Plan were transferred to the 1998 Plan. In addition on September 21, 1999, 900,000 Shares were authorized with respect to which options may be granted by the Board of Directors. The 1998 Stock Option Plan is identical to the 1996 Stock Option Plan except that it expires in 2003. As of October 20, 1999, options with respect to an aggregate of 1,559,490 Shares were outstanding at exercise prices ranging from FF44.08 to FF57.72, and options to purchase 340,510 Shares remained available for grant under the 1998 Plan.

    As of October 20, 1999, options to purchase an aggregate of 1,654,625 Shares were held by executive directors and/or executive officers of the Company as a group (11 persons). Under French Law, the Company cannot grant options to members of the Board of Directors (other than the Chairman, Chief Executive Officer or Managing Director) who are not employees.

    All Options granted under the 1996 and 1998 Plans have a term of ten years, other than options granted to employees in the United Kingdom which have a term of seven years less one day. Generally, and unless otherwise specified, if an optionee terminates his or her employment with the Company, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person's options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No option may be transferred by the optionee other than by will or the laws of intestacy.

    In December 1996, the French parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary disposes of the shares before a five-year period following the grant of the option. The new law is consistent with French personal income tax law pursuant to which the difference between the option exercise price and the fair value of the shares at the grant date is treated as salary income if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options, whatever the grant date, exercised after January 1, 1997. Pursuant to a law of July 2, 1998, both the beneficiary and the Company are exempted from such social security related taxation if the options were granted before January 1, 1997 and are exercised after April 1, 1998.

    The Company has not recorded a liability for social charges which may be assessed for options granted as of June 30, 1999 as the liability, being dependent on future values of the Company's shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares in less than a five year period.

    For options granted after the adoption of the new law, the Company has decided to subject such options to a minimum holding period of the underlying shares, whereby French optionees will not be allowed to sell or dispose of the shares before the expiration of a 5-year period from the grant date.

    1996 INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN. In October 1996, the shareholders of the Company approved the Company's International Employee Stock Purchase Plan (the "Purchase Plan") and renewed such approval in November 1998 which reserves a total of 200,000 Shares for issuance thereunder for a period of two years from the date of renewed approval by the Company's shareholders. The Purchase Plan permits eligible employees to acquire Shares in the form of ADSs through payroll deductions. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Purchase Plan is implemented by consecutive offering periods. Except for the initial offering, each offering under the Purchase Plan will be for a period of six months (the "Offering Period") commencing on February 1 and August 1 of each year. The first Offering Period began on February 14, 1997 being the date on which price quotations for the ADSs corresponding to the Shares were first available on the Nasdaq National Market and ended on July 31, 1997. The Board of Directors has the power to set the beginning of any Offering Period and to change the duration of Offering Periods without shareholder approval, provided that the change is announced at least 15 days prior to the scheduled beginning of the first Offering Period to be affected. Eligible employees may select a rate of payroll deduction up to 10% of their compensation, up to an aggregate total payroll deduction not to exceed $21,250 in any calendar year. The purchase price for ADSs purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's ADSs on the first day of each applicable Offering Period and on the last day of such Offering Period.

    1996 FRENCH EMPLOYEE SAVINGS PLAN. The Company's 1996 French Employee Savings Plan (the "Savings Plan"), which was approved by the Company's shareholders in October 1996, and renewed such approval in November 1998 reserves a total of 200,000 Shares for issuance thereunder for a period of two years from the date of such renewed approval. The Savings Plan permits eligible employees primarily to make contributions for purposes of purchasing shares in investment funds managed for the Company on behalf of employees, or to acquire Shares issued by the Company itself. The Savings Plan is intended to qualify as an Employee Savings Plan under Article 443-1 et. seq. of the French Labor Code. The Savings Plan is funded by an annual contribution made on behalf of employees from a special employee profit-sharing reserve, by voluntary contributions made by employees, by discretionary supplemental contributions made by the Company, and by the reinvestment of revenues and capital gains from investments in the Savings Plan prior to distribution. In accordance with the French Labor Code, voluntary contributions in any one calendar year for an eligible employee may not exceed 25% of such employee's gross annual salary. The price for Shares of the Company purchased under the Savings Plan is 80% of the mean of the fair market value of the Company's ADSs as quoted on the Nasdaq National Market or the NOUVEAU MARCHE in the twenty trading days preceding the Board of Directors' decision to issue Shares to eligible employees under the Savings Plan. Investments made on behalf of eligible employees may be distributed on the first day of the fourth month of the fifth fiscal year following the year in which investment fund shares or Shares of the Company were purchased. The Savings Plan is automatically renewed each year unless otherwise terminated by the Company.

    As of September 30, 1999 the Company had issued 189,794 and 86,291 Shares under the Purchase Plan and Savings Plan, respectively since their inception.

WARRANTS FOR NON-EXECUTIVE DIRECTORS

    Pursuant to a resolution adopted on September 21, 1999, the shareholders have authorized the Board to issue warrants for the purchase of shares in the Company, of up to 20,000 shares which are to be reserved for issuance to the non-executive Directors. On September 22, 1999, warrants to purchase 20,000 shares were granted to 5 non-executive Directors. Such warrants may be exercised at any time until September 21, 2004 at a price of 7.55 Euros or FF 49.52 per share.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    Since July 1, 1998, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the share capital of the Company had or will have a direct or indirect material interest other than in the transactions described below.

    In January 1997, the Company's U.S. subsidiary extended a loan in the amount of $75,000 to Mr. Edouard Efira, an executive officer of the Company. The loan yielded interest at a rate of 5.63% and was repaid on September 1, 1998.

    In August 1998 the Company entered into an Agreement and Plan of Reorganization whereby it acquired Compass Modeling Solutions, Inc., in exchange for 51,852 Company shares of which Mr. Todd Lowe, a director of the Company, and Ms. Lowe, an executive officer of the Company, as trustees of the Lowe Family Trust, received 20,514 Company shares and Mr. Robert Bixby, a director of the Company, received 4,559 Company shares.

    In December 1998, the Company's U.S. subsidiary extended a loan in the amount of $65,997 to Mr. Efira. The loan is to be repaid in July 2005 or earlier under certain circumstances. The loan yields interest at the rate of 4.47% per annum.

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

    See pages F-1 through F-20.

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

    (B) Exhibits

       EXHIBIT
       NUMBER                                     EXHIBITS
---------------------   ------------------------------------------------------------
          1             Lease for 1080 Linda Vista Avenue, Mountain View and
                        amendment thereto*

* Original agreement and amendment incorporated by reference to the Form 6-K filed on February 23, 1999.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ILOG S.A.

                                          [SIGNATURE]

                                          Roger D. Friedberger
                                          CHIEF FINANCIAL OFFICER

Dated: October 25, 1999

                                   ILOG S.A.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Auditors..............................    F-2
Consolidated Balance Sheets.................................    F-3
Consolidated Statements of Operations.......................    F-4
Consolidated Statements of Shareholders' Equity.............    F-5
Consolidated Statements of Cash Flows.......................    F-6
Notes to Consolidated Financial Statements..................    F-7

                         REPORT OF INDEPENDENT AUDITORS

The Directors and Shareholders
ILOG S.A.

    We have audited the accompanying consolidated balance sheets of ILOG S.A. and subsidiaries as of June 30, 1998 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ILOG S.A. and subsidiaries at June 30, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles in the United States.

                                          ERNST & YOUNG Audit

                                          [SIGNATURE]

                                          Represented by
                                          John Mackey

Paris, France
July 26, 1999

                                   ILOG S.A.
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   JUNE 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 20,101   $ 21,532
  Accounts receivable (less allowance for doubtful accounts
    of $526 and $941 at June 30, 1998 and 1999,
    respectively)...........................................    15,328     14,839
  Value-added tax collectible on accounts receivable........     1,374      1,248
  Other receivables.........................................     1,917      1,896
  Prepaid expenses..........................................     1,079        962
                                                              --------   --------
    Total current assets....................................    39,799     40,477
Property and equipment......................................     8,352      9,902
  Less accumulated depreciation and amortization............    (5,022)    (5,646)
                                                              --------   --------
  Property and equipment, net...............................     3,330      4,256
                                                              --------   --------
Other assets................................................       520        273
                                                              --------   --------
    Total assets............................................  $ 43,649   $ 45,006
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Lines of credit...........................................  $  1,300   $  1,100
  Accounts payable and accrued expenses.....................     4,888      5,944
  Accrued compensation......................................     4,523      5,690
  Value-added tax payable...................................     1,361      1,162
  Current portion of long-term debt.........................       331      2,007
  Current portion of capitalized lease obligations..........       424        424
  Deferred revenue..........................................     5,044      6,775
                                                              --------   --------
    Total current liabilities...............................    17,871     23,102
Long-term portion of interest-free loans....................       590        223
Long-term portion of capitalized lease obligations..........       389        323
Other long-term liabilities.................................     5,000      3,333
                                                              --------   --------
    Total liabilities.......................................    23,850     26,981

Commitments and contingencies

Shareholders' equity:
  Shares, FF 4.00 nominal value: 13,740,677 and
    14,096,500 shares issued and outstanding at June 30,
    1998 and 1999, respectively.............................     9,713      9,918
  Additional paid-in capital................................    50,583     52,506
  Accumulated deficit.......................................   (39,562)   (42,732)
  Cumulative translation adjustment.........................      (935)    (1,667)
                                                              --------   --------
    Total shareholders' equity..............................    19,799     18,025
                                                              --------   --------
    Total liabilities and shareholders' equity..............  $ 43,649   $ 45,006
                                                              ========   ========

                 See notes to consolidated financial statements

                                   ILOG S.A.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  YEAR ENDED JUNE 30,
                                                         --------------------------------------
                                                            1997         1998          1999
                                                         ----------   -----------   -----------
Revenues:
  License fees.........................................  $   23,053   $    34,652   $    38,657
  Services.............................................      10,877        20,604        25,066
                                                         ----------   -----------   -----------
    Total revenues.....................................      33,930        55,256        63,723

Cost of revenues:
  License fees.........................................         917         1,183         1,149
  Services.............................................       6,015        10,867        14,429
                                                         ----------   -----------   -----------
    Total cost of revenues.............................       6,932        12,050        15,578
                                                         ----------   -----------   -----------
Gross Profit...........................................      26,998        43,206        48,145
Operating expenses:
  Marketing and selling................................      21,724        27,290        31,531
  Research and development.............................       4,566         6,575         9,835
  General and administrative...........................       4,383         6,126         7,435
  Nouveau marche expenses..............................          --            --           466
  Write-off of acquired intangible assets..............          --        31,045         2,032
                                                         ----------   -----------   -----------
    Total operating expenses...........................      30,673        71,036        51,299
                                                         ----------   -----------   -----------
Loss from operations...................................      (3,675)      (27,830)       (3,154)
Interest expense.......................................        (246)         (466)         (475)
Interest income........................................         334           283           503
Foreign exchange gain..................................           2            76           168
Other..................................................       1,034           (14)          (82)
                                                         ----------   -----------   -----------
Loss before income taxes...............................      (2,551)      (27,951)       (3,040)
Income taxes...........................................          --            --          (130)
                                                         ----------   -----------   -----------
Net loss...............................................  $   (2,551)  $   (27,951)  $    (3,170)
                                                         ==========   ===========   ===========
Net loss per share, basic and diluted..................  $    (0.30)  $     (2.21)  $     (0.23)
                                                         ==========   ===========   ===========
Number of shares used in computing net loss per share,
  basic and diluted....................................   8,428,263    12,664,720    13,998,859
                                                         ==========   ===========   ===========

                 See notes to consolidated financial statements

                                   ILOG S.A.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                         ACCUMULATED
                                            SHARES           ADDITIONAL                     OTHER       SHAREHOLDERS'
                                     ---------------------    PAID-IN     ACCUMULATED   COMPREHENSIVE      EQUITY
                                       SHARES      AMOUNT     CAPITAL       DEFICIT     INCOME (LOSS)     (DEFICIT)
                                     ----------   --------   ----------   -----------   -------------   -------------
Balance June 30, 1996, as
  previously reported..............   6,947,649    $5,024      $ 3,941      $ (8,726)      $   997        $  1,236
  Adjustment in connection with
    pooling of interests...........      51,852        35          191          (334)           --            (108)
                                     ----------    ------      -------      --------       -------        --------
Balance June 30, 1996, as
  restated.........................   6,999,501     5,059        4,132        (9,060)          997           1,128
  Options exercised................      44,587        31           80            --            --             111
  Conversion of bonds..............   1,329,986       933        3,355            --            --           4,288
  Issuance of shares...............   2,637,400     1,850       23,089            --            --          24,939
  Amortization of deferred stock
    compensation...................          --        --           95            --            --              95
  Components of comprehensive loss
    Translation adjustment.........          --        --           --            --        (1,019)         (1,019)
    Net loss.......................          --        --           --        (2,551)                       (2,551)
                                                                                                          --------
  Total comprehensive loss.........          --        --           --            --            --          (3,570)
                                     ----------    ------      -------      --------       -------        --------
Balance June 30, 1997..............  11,011,474     7,873       30,751       (11,611)          (22)         26,991
  Options exercised................     336,471       224          448            --            --             672
  Issuance of shares...............   2,444,584     1,616       19,267            --            --          20,883
  Amortization of deferred stock
    compensation...................          --        --          117            --            --             117
  Components of comprehensive loss
    Translation adjustment.........          --        --           --            --          (913)           (913)
    Net loss.......................          --        --           --       (27,951)           --         (27,951)
                                                                                                          --------
  Total comprehensive loss.........          --        --           --            --            --         (28,864)
                                     ----------    ------      -------      --------       -------        --------
Balance June 30, 1998..............  13,792,529     9,713       50,583       (39,562)         (935)         19,799
  Options exercised................     150,106       101          684            --            --             785
  Issuance of shares...............     153,865       104        1,137            --            --           1,241
  Amortization of deferred stock
    compensation...................          --        --          102            --            --             102
  Components of comprehensive loss
    Translation adjustment.........          --        --           --            --          (732)           (732)
    Net loss.......................          --        --           --        (3,170)           --          (3,170)
                                                                                                          --------
  Total comprehensive loss.........          --        --           --            --            --          (3,902)
                                     ----------    ------      -------      --------       -------        --------
Balance June 30, 1999..............  14,096,500    $9,918      $52,506      $(42,732)      $(1,667)       $ 18,025
                                     ==========    ======      =======      ========       =======        ========

                 See notes to consolidated financial statements

                                   ILOG S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                   YEAR ENDED JUNE 30,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Cash flows from operating activities:
Net loss....................................................  $(2,551)   $(27,951)  $(3,170)
Adjustments to reconcile net loss to net cash used for
  operating activities:
  Depreciation and amortization of property and equipment...      862       1,445     1,860
  Amortization of deferred stock compensation...............       95         117       102
  Write-off of acquired intangible assets...................       --      31,045     2,032
  Loss (gain) on sales of fixed assets......................       (5)          5         6
  Increase (decrease) in cash from:
    Accounts receivable.....................................   (2,039)     (5,761)      161
    Value-added tax collectible on accounts receivable......     (182)        382       (64)
    Other receivables.......................................    1,034      (1,680)      140
    Prepaid expenses........................................     (193)       (447)      570
    Accounts payable and accrued expenses...................      362       1,108      (244)
    Accrued compensation....................................      484       1,541     1,380
    Deferred revenue........................................    1,035       2,222     2,332
    Value-added tax payable.................................     (114)        656      (149)
    Other...................................................     (143)     (1,058)       38
                                                              -------    --------   -------
      Net cash provided by (used for) operating
        activities..........................................   (1,355)      1,624     4,994
                                                              -------    --------   -------
Cash flows from investing activities:
Acquisition of intangible assets............................       --     (15,600)   (1,000)
Purchases of property and equipment.........................   (1,133)     (1,870)   (2,424)
Proceeds from sale of property and equipment................       --         136        82
                                                              -------    --------   -------
      Net cash used for investing activities................   (1,133)    (17,334)   (3,342)
                                                              -------    --------   -------
Cash flows from financing activities:
Proceeds from loans.........................................      768          --        --
Repayment of loans..........................................     (810)       (372)     (639)
Principal payments on capital lease obligations.............     (516)       (482)     (481)
Cash proceeds from issuance of shares.......................   25,050      11,655     2,026
Dividends paid..............................................       (7)        (71)       --
                                                              -------    --------   -------
      Net cash provided by financing activities.............   24,485      10,730       906
                                                              -------    --------   -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (930)       (963)   (1,127)
                                                              -------    --------   -------
Net increase (decrease) in cash and cash equivalents........   21,067      (5,943)    1,431
Cash and cash equivalents, beginning of period..............    4,977      26,044    20,101
                                                              -------    --------   -------
Cash and cash equivalents, end of period....................  $26,044    $ 20,101   $21,532
                                                              =======    ========   =======

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

    On August 31, 1998, the Company acquired Compass Modeling Solutions, Inc. (Compass) in a business combination accounted for as a pooling of interests. All prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Compass to give effect to the combination.

FOREIGN CURRENCY TRANSLATION

    The reporting currency of the Company and its subsidiaries is the United States dollar.

    All assets and liabilities in the balance sheets of entities whose functional currency, which generally is the local currency, is other than the United States dollar are translated into dollar equivalents at exchange rates as follows:(1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical exchange rates.

    Gains or losses resulting from the above translation process are recorded in shareholders' equity. Gains and losses resulting from foreign currency transactions are reflected in net loss. The Company has not undertaken hedging transactions to cover its currency translation exposure.

REVENUE RECOGNITION

    Effective July 1, 1998, the Company adopted Statement of Position 97-2 "Software Revenue Recognition" as amended by Statement of Position 98-4. The effect of adoption did not have a material impact on the Company's results of operations.

    The Company derives it revenues from license fees and from charges for services, consisting of software maintenance, consulting and training services. The Company generally recognizes software license fees when all of the following criteria are satisfied: persuasive evidence of an arrangement exists,

                                   ILOG S.A.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) delivery has occurred, the vendor's fee is fixed or determinable, and collectibility is probable. The Company recognizes revenues from software maintenance on a straight-line basis over the period during which it provides the maintenance. The Company recognizes consulting and training service revenues as the services are provided. In software arrangements that include rights to multiple software products, post-contract customer support, and/or other services, the total arrangement fee among each deliverable is allocated based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

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

    Sales to one customer accounted for approximately 13% of revenues for the year ended June 30, 1999. No single customer accounted for more than 10% of revenues in 1997 or 1998.

CASH EQUIVALENTS

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

    At June 30, 1998 and 1999, the carrying values of current financial instruments such as cash, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. At June 30, 1998 and 1999, the fair value of long-term debt was $5,601,000 and $3,557,000 respectively, compared to book values of $5,591,000 and $3,556,000 respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

                                   ILOG S.A.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) NET LOSS PER SHARE

    The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128), beginning in 1997. FAS 128 replaced the calculation of primary and fully diluted earning per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excluded any dilutive effects of options, warrants, and convertible securities. Diluted earning per share are similar to the previously reported fully diluted earnings per share.

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

SOFTWARE DEVELOPMENT COSTS

    In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", the Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require management's judgment with respect to certain external factors, including, but not limited to, anticipated future gross license revenues, estimated economic life and changes in software and hardware technology. Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company's products has been of relatively short duration, costs qualifying for capitalization were insignificant during the years ended
June 30, 1997, 1998 and 1999, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

RESEARCH AND DEVELOPMENT GRANTS

    The Company receives financial support for various research projects from public institutions. Such support is recorded as a reduction of research and development expenses in the periods when the projects are undertaken, the related expenses have been incurred and the funding has been definitively acquired. Financial support of $388,000, $629,000 and $741,000 received in the years ended June 30, 1997, 1998 and 1999, has been recorded as reductions to the related research and development expenses in each such year.

                                   ILOG S.A.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INCOME TAXES

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

EMPLOYEE STOCK OPTION PLANS

    The Company complies with the disclosure provisions of Financial Accounting Standard No.123 (SFAS 123), "Accounting for Stock Based Compensation". As permitted by SFAS 123, the Company continues to account for its employee stock option plans in accordance with the provisions of the Accounting Principles Board opinion No.25 (APB 25), "Accounting for Stock Issued to Employees", which requires that compensation expense be recorded when the option exercise price is less than the market value of the underlying share on the grant date. Differences between the exercise price of the options and the estimated fair value of the underlying shares are recorded as compensation expense and amortized over the vesting period.

ADVERTISING COSTS

    The Company expenses advertising expenses as incurred. Advertising expenses totaled $2,132,000, $2,145,000, and $2,763,000 for the years ended June 30,
1997, 1998, and 1999, respectively.

COMPREHENSIVE INCOME

    As of July 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130), which establishes rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's results of operations or stockholders' equity. FAS 130 requires the foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. For each of the years presented, the Company has changed the format of its consolidated statement of shareholders' equity to present comprehensive income.

RECENT PRONOUNCEMENTS

    In March 1998, the Accounting Standards Board issued Statement of
Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 is effective for years beginning after December 15, 1998. SOP 98-1 will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company does not believe that SOP 98-1 will have a significant impact on its consolidated financial position, results of operations, or cash flows.

    In June 1998, the Financial Accounting Standard Board issued Statement
No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Company for the year ending June 30, 2001. Because of the

                                   ILOG S.A.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

    Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" (SOP 98-9) was issued in December 1998 and addresses software revenue recognition as it applies to certain multiple-element arrangements. SOP 98-9 also amends Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2," to extend the deferral of application of certain passages of Statement of Position 97-2 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company will comply with the requirements of SOP 98-9 as they become effective and this is not expected to have a significant effect on the Company's revenues and earnings.

INTRODUCTION OF THE EURO

    On January 1, 1999, 11 of the 15 member countries of the European Union established a fixed conversion rate between their sovereign currencies and adopted the Euro as their common legal currency. As a result, the Euro now trades on currency exchanges and is available for non-cash transactions. The Company is modifying its business operations and systems to accommodate the Euro conversion, and as of June 30, 1999, the cost of these modifications has not significantly affected its operating results.

RECLASSIFICATIONS

    For comparative purposes, certain reclassifications have been made to amounts previously reported.

2. BUSINESS ACQUISITIONS

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

    Similar pro-forma information has not been presented for the years ended June 30, 1998 and 1999 as the results of operations of CPLEX for the entire year, or substantially the entire year, have been included in the accompanying consolidated financial statements.

    On August 31, 1998, the Company completed the acquisition of Compass by issuing 51,852 shares of ILOG common stock for all of the outstanding shares of Compass.

    The merger has been accounted for as a pooling of interests. Accordingly, all prior period consolidated financial statements have been restated to show the results of operations, financial position and cash

                                   ILOG S.A.

2. BUSINESS ACQUISITIONS (CONTINUED)
flows combined with Compass. Prior to the merger, Compass utilized a December 31 fiscal year end. For purposes of the combined results of operations for the years ended June 30, 1997 and 1998, the amounts include Compass' historical results of operations for the four quarters ended June 30, 1997 and 1998. All reclassifications and adjustments performed to conform Compass' accounting policies to ILOG's accounting policies were immaterial. Revenue and net loss for Compass from July 1, 1998 to the date of acquisition were approximately $98,000 and $(90,000), respectively. Selected financial information for the combining entities included in the consolidated statements of income for the two years ended June 30, 1997 and 1998 are as follows (in thousands):

                                                   COMPANY    COMPASS    COMBINED
                                                   --------   --------   --------
1997:
  Revenues.......................................   33,325      605       33,930
  Net income (loss)..............................   (2,623)      72       (2,551)

1998:
  Revenues.......................................   54,596      660       55,256
  Net income (loss)..............................  (28,035)      84      (27,951)

    A reconciliation of the Company's historical loss per share to the loss per share as restated due to the Compass merger is as follows:

                                                                1997       1998
                                                              --------   --------
Loss per share, as previously reported......................   $(0.31)    $(2.22)
Effect of Compass...........................................     0.01       0.01
                                                               ------     ------
  Restated basic and diluted loss per share.................   $(0.30)    $(2.21)
                                                               ======     ======

3. CASH AND CASH EQUIVALENTS

    Cash and cash equivalents, all of which are classified as available-for-sale securities, include:

                                                                 JUNE 30,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Cash held at bank.........................................  $14,105    $ 7,054
Cash equivalents..........................................    5,996     14,478
                                                            -------    -------
Total cash and cash equivalents...........................  $20,101    $21,532
                                                            =======    =======

    Gross realized gains and losses on sales of available-for-sale securities during 1997, 1998 and 1999 were immaterial. There was no unrealized gain or loss at June 30, 1998 or 1999.

    As of June 30, 1998 and 1999, all cash equivalents have contractual maturities of less than three months.

                                   ILOG S.A.

4. PROPERTY AND EQUIPMENT

    Property and equipment includes:

                                                                   JUNE 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
  Computer equipment and purchased software.................  $ 6,096    $ 6,660
  Furniture and other equipment.............................    2,055      2,504
  Leasehold improvements....................................      201        738
                                                              -------    -------
  Total property and equipment..............................    8,352      9,902
  Accumulated depreciation and amortization.................   (5,022)    (5,646)
                                                              -------    -------
  Property and equipment, net...............................  $ 3,330    $ 4,256
                                                              =======    =======

    Equipment purchased under capital leases in the years ended June 30, 1998, and 1999 totaled $510,000 and $551,000, respectively. The cost of such equipment included in property and equipment at June 30, 1998 and 1999 totaled $2,645,000, and $2,633,000, respectively. Accumulated amortization of this equipment totaled $1,799,000 and $1,862,000 at June 30, 1998 and 1999, respectively.

5. DEBT

    The following table presents a summary of the Company's debt:

                                                                   JUNE 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Short-term debt and current portion of long-term debt:
  Lines of credit...........................................   $1,300     $1,100
  Current portion of interest-free loans from French
    government agencies, denominated in French francs.......      331        340
  Current portion of capitalized lease obligations..........      424        424
  Current portion of notes payable to stockholders..........       --      1,667
                                                               ------     ------
                                                               $2,055     $3,531
                                                               ======     ======
Long-term debt:
  Long-term portion of interest-free loans from French
    government agencies, denominated in French francs.......   $  591     $  223
  Long-term portion of capitalized lease obligations........      389        323
  Notes payable to stockholders.............................    5,000      3,333
                                                               ------     ------
                                                               $5,980     $3,879
                                                               ======     ======

    The Company has lines of credit with a French bank allowing for a maximum borrowing of FF 20,000,000 (approximately $3,150,000) at June 30, 1999 and which expire on May 1, 2000. The lines of credit bear interest at the rate of EURIBOR (offer rate determined by the Banking Federation of the European Union) plus 1.5% which corresponded to effective rates of 5.1% and 4.1% at June 30, 1998 and 1999, respectively. The amounts outstanding under these lines at June 30, 1999 were denominated in Euros, French francs, U.S. dollars, pounds sterling, Singapore dollars and Spanish pesetas.

                                   ILOG S.A.

5. DEBT (CONTINUED)
    The Company has received interest-free loans from Anvar, an agency of the French government that provides financing to French companies for research and development, and the French Ministry of Trade and Industry. Repayment of the loans, except for a required minimum payment of $340,000 which is due in March 2000, is contingent upon the technical and commercial success of the research programs to which they relate.

    Promissory notes for a total of $5,000,000 were issued on August 20, 1997, in connection with the CPLEX acquisition. The note holders became stockholders and directors of the Company following the acquisition. The notes bear interest at a fixed rate of 6.39%. Repayment is in three annual equal installments commencing on August 20, 1999.

    Future payments of long-term debt, excluding capitalized lease obligations, for the years ending June 30 are as follows (in thousands):

2000........................................................   $2,007
2001........................................................    1,863
2002........................................................    1,667
2003........................................................       26
                                                               ------
                                                               $5,563
                                                               ======

    Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):

2000........................................................   $ 450
2001........................................................     265
2002........................................................      61
2003........................................................       3
2004........................................................       2
                                                               -----
Total minimum lease payments................................     781
Less amount representing interest...........................     (34)
                                                               -----
Present value of net minimum lease payments.................     747
Less current portion........................................    (424)
                                                               -----
Long-term portion...........................................   $ 323
                                                               =====

    Interest paid in the years ended June 30, 1997, 1998 and 1999 totaled $48,000, $51,000 and $47,000 respectively.

6. SHAREHOLDERS' EQUITY

GENERAL

    At June 30 1999, the issued and outstanding share capital of the Company consisted of 14,096,500 shares with a nominal value of FF 4.00.

    In August 1998, 51,852 shares were issued as part of the Compass acquisition. In June 1998, 685,064 shares were issued for cash to a customer at $15.31 per share, resulting in total proceeds of approximately

                                   ILOG S.A.

6. SHAREHOLDERS' EQUITY (CONTINUED)
$10,500,000. In August 1997, 1,700,000 shares were issued as part of the purchase consideration in the CPLEX acquisition. In February 1997, the Company issued 2,500,000 shares for cash at $11.00 per share in connection with its initial public offering in the United States.

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

DIVIDEND RIGHTS

    Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company's statutes. The Company has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately $4,470,000 at June 30, 1999. Dividend distributions, if any, will be made in French francs.

STOCK OPTIONS

    Stock options have been granted to employees under the Company's 1989, 1992, 1994, 1996, and 1998 stock option plans. Generally, options vest over four years from, and expire between five to ten years after, the date of hire or grant. During the years ended June 30, 1997, 1998 and 1999, the Company recorded compensation expense related to options of $95,000, $117,000 and $102,000, respectively. The Company will record an aggregate compensation expense of approximately $70,000 over the related vesting period of the options in future years.

                                   ILOG S.A.

6. SHAREHOLDERS' EQUITY (CONTINUED)
    A summary of activity under the option plans is as follows:

                                                                           WEIGHTED            WEIGHTED
                                            SHARES         OPTIONS          AVERAGE             AVERAGE
                                         RESERVED FOR    GRANTED AND   EXERCISE PRICE IN   EXERCISE PRICE IN
                                         FUTURE GRANTS   OUTSTANDING     FRENCH FRANCS       U.S. DOLLARS
                                         -------------   -----------   -----------------   -----------------
Balances at June 30, 1996..............      646,670        973,391          13.13               2.62
Options authorized.....................      200,000             --             --                 --
Options granted........................     (397,385)       397,385          31.60               5.80
Options exercised......................           --        (44,587)         13.63               2.50
Options canceled.......................       42,185        (42,185)         22.54               4.14
                                          ----------      ---------          -----               ----
Balances at June 30, 1997..............      491,470      1,284,004          18.88               3.46
Options authorized.....................    2,100,000             --             --                 --
Options granted........................   (2,195,789)     2,195,789          45.58               7.60
Options exercised......................           --       (336,471)         12.01               2.00
Options canceled.......................      161,185       (161,185)         25.02               4.17
                                          ----------      ---------          -----               ----
Balances at June 30, 1998..............      556,866      2,982,137          54.18               9.03
Options authorized.....................    1,000,000             --             --                 --
Options granted........................   (1,205,977)     1,205,977          47.57               8.08
Options exercised......................           --       (150,106)         30.86               5.24
Options canceled.......................      103,552       (103,552)         47.95               8.15
                                          ----------      ---------          -----               ----
Balances at June 30, 1999..............      454,441      3,934,456          45.54               7.74
                                          ==========      =========          =====               ====

    At June 30, 1997, 1998 and 1999, 335,514, 361,322, and 1,059,045
respectively, of the outstanding options were exercisable at weighted average exercise prices of FF10.20 ($1.87), FF18.37 ($3.06), and FF31.85 ($5.41)
respectively. Exercise prices for options outstanding as of June 30, 1999 ranged from FF9.00 to FF88.79 ($1.42 to $13.98). The weighted average remaining contractual life of those options is 8.2 years.

    As allowed under SFAS 123, the Company has elected to continue using APB 25 in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying shares at the date of grant, compensation expense is recognized.

    Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 1997, 1998 and 1999, respectively: Risk-free interest rates of 4%, dividend yield of 0%; volatility factors of the expected market price of the Company's ordinary shares of 0.47, 0.98, and 0.93, for 1997, 1998, and 1999; and a weighted-average expected life of the option of 5 years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different form those of traded options, and because the changes in the subjective input assumptions can materially affect the fair value estimate, in

                                   ILOG S.A.

6. SHAREHOLDERS' EQUITY (CONTINUED)
management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options

    For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the vesting period of the options. The Company's pro forma information follows (in thousands except for loss per share information):

                                                     1997       1998       1999
                                                   --------   --------   --------
Pro forma net loss...............................  $(3,356)   $(30,956)  $(8,273)
Pro forma loss per share.........................  $ (0.40)   $  (2.44)  $ (0.59)

    The weighted-average value of options granted during 1997, 1998 and 1999 was as follows:

                                                     1997       1998       1999
                                                   --------   --------   --------
Options whose exercise price equaled market price
  of the underlying shares on the grant date.....  $  4.95    $   5.48   $  6.16
Options whose exercise price was more than the
  market price of the underlying shares on the
  grant date.....................................       --    $   5.71        --
Options whose exercise price was less than the
  market price of the underlying shares on the
  grant date.....................................  $  3.30    $   7.21   $  6.08

EMPLOYEE STOCK PURCHASE PLAN

    In March 1997, the Company implemented the 1996 International Employee Stock Purchase Plan and the 1996 French Employee Savings Plan, as authorized by the shareholders in October 1996. Under provisions of the Company's employee stock purchase plans, employees can purchase the Company's common stock at a specified price through payroll deductions during an offering period. Up to 200,000 shares per Plan have been reserved for issuance to employees pursuant to the terms of these Plans, of which 153,865 were issued under the Plans during the year ended June 30, 1999.

7. INCOME TAXES

    For financial reporting purposes, loss before income taxes includes the following components:

                                                        YEAR ENDED JUNE 30,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
France...........................................  $   952    $(27,556)  $   748
United States....................................   (2,550)       (514)   (3,784)
Rest of the world................................     (953)        119        (4)
                                                   -------    --------   -------
  Total..........................................  $(2,551)   $(27,951)  $(3,040)
                                                   =======    ========   =======

                                   ILOG S.A.

7. INCOME TAXES (CONTINUED)
    A reconciliation of income taxes computed at the French statutory rate (36.7% in 1997, and 41.7% in 1998 and 1999) to the income tax benefit is as follows:

                                                        YEAR ENDED JUNE 30,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Income tax expense (benefit) computed at the
  French statutory rate..........................  $  (936)   $(11,644)  $(1,266)
Operating losses not utilized....................      936      11,504     1,396
Use of operating losses whose benefits were not
  previously recognized..........................       --         140        --
                                                   -------    --------   -------
  Total income taxes.............................  $    --    $     --   $   130
                                                   =======    ========   =======

    Significant components of the Company's deferred tax assets and liabilities consist of the following:

                                                       YEAR ENDED JUNE 30,
                                                  ------------------------------
                                                    1997       1998       1999
                                                  --------   --------   --------
                                                          (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..............  $ 4,300    $  5,414   $  5,397
  Acquired intangibles capitalized and amortized
    for tax purposes............................       --      24,772     19,517
  Provisions and accruals not currently
    deductible..................................      116         208        419
  Other.........................................      501         544        665
                                                  -------    --------   --------
                                                    4,917      30,938     25,998
Valuation allowance.............................   (4,917)    (30,938)   (25,998)
                                                  -------    --------   --------
  Net deferred taxes............................  $    --    $     --   $     --
                                                  =======    ========   ========

    Due to its history of losses, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering 100% of its net deferred tax assets.

    As of June 30, 1999 the Company had net operating loss carryforwards for French tax purposes of approximately $7,892,000 which have no expiration date. The Company also has U.S. net operating loss carryforwards for federal and state tax purposes of approximately $9,600,000 and $3,300,000, respectively, that expire in the years 1999 through 2019. The Company has U.K. net operating losses of approximately $3,128,000 which have no expiration date. The Company also has net operating loss carryforwards totaling approximately $452,000 in various other jurisdictions.

    The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

8. EMPLOYEE RETIREMENT PLANS

    The Company contributes to pensions for personnel in France in accordance with French law by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in

                                   ILOG S.A.

8. EMPLOYEE RETIREMENT PLANS (CONTINUED) connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligation at June 30, 1998 and 1999 was immaterial.

9. OPERATING LEASE COMMITMENTS

    The Company leases its facilities and certain equipment under operating leases that expire through 2007. Future minimum lease payments under operating leases due for the fiscal years ending June 30 are as follows (in thousands):

2000........................................................   $3,027
2001........................................................    2,958
2002........................................................    2,794
2003........................................................    2,448
2004 and thereafter.........................................    7,016

    Rental expense for the years ended June 30, 1997, 1998 and 1999 was approximately $1,329,000, $1,964,000 and $2,496,000, respectively.

10. OTHER INCOME (EXPENSE)

    During the year ended June 30, 1997, the Company received a $1,096,000 grant from an agency of the French government related to the Company's establishment of subsidiaries outside of France which has been recorded in Other income (expense).

                                   ILOG S.A.

11. SEGMENT AND GEOGRAPHIC INFORMATION

    SEGMENT: The Company and its subsidiaries operate in one segment: the development, marketing and support of advanced software components for certain user interface, resource optimization and data services functions that are fundamental to the development of business applications. The Company makes key decisions and evaluates performance of the Company based on this single segment.

    GEOGRAPHY: Information about the Company's operations by geographic area is as follows (in thousands):

                                                                            EUROPE,
                                                      UNITED               EXCLUDING
                                           FRANCE     STATES      ASIA      FRANCE     ELIMINATION   CONSOLIDATED
                                          --------   --------   --------   ---------   -----------   ------------
1997
Net revenues:
  Customers.............................   11,996     10,487     3,266       8,181            --         33,930
  Intercompany..........................    4,371         --        --          --        (4,371)            --
                                          -------     ------     -----      ------       -------        -------
                                           16,367     10,487     3,266       8,181        (4,371)        33,930
                                          =======     ======     =====      ======       =======        =======
  Operating loss........................     (374)    (2,417)     (797)        (87)           --         (3,675)
  Identifiable assets...................   46,487      4,703     2,022       3,261       (14,990)        41,483
  Capital expenditures..................      107        451       486          89            --          1,133
  Depreciation and amortization.........      242        312       111         197            --            862

1998
Net revenues:
  Customers.............................   17,191     22,312     4,985      10,768            --         55,256
  Intercompany..........................    7,437         --        --          --        (7,437)            --
                                          -------     ------     -----      ------       -------        -------
                                           24,628     22,312     4,985      10,768        (7,437)        55,256
                                          =======     ======     =====      ======       =======        =======
  Operating loss........................  (25,579)      (440)      (58)     (1,753)           --        (27,830)
  Identifiable assets...................   47,808      9,566     2,884       5,273       (21,882)        43,649
  Capital expenditures..................      270        889       232         479            --          1,870
  Depreciation and amortization.........      392        694       140         219            --          1,445

1999
Net revenues:
  Customers.............................   20,956     22,440     6,680      13,647            --         63,723
  Intercompany..........................    8,831         --        --          --        (8,831)            --
                                          -------     ------     -----      ------       -------        -------
                                           29,787     22,440     6,680      13,647        (8,831)        63,723
                                          =======     ======     =====      ======       =======        =======
  Operating income (loss)...............      216     (4,003)      644         (11)           --         (3,154)
  Identifiable assets...................   49,836      9,400     4,284       6,282       (24,796)        45,006
  Capital expenditures..................      549      1,453       164         258            --          2,424
  Depreciation and amortization.........      758        672       169         261            --          1,860

    Intercompany sales between geographic regions are accounted for at third party selling price less a discount.

                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

                                   ILOG S.A.

             COL. A                   COL. B                 COL. C                  COL. D         COL. E
---------------------------------  ------------   -----------------------------   ------------   -------------
                                                           ADDITIONAL
                                                  -----------------------------
                                    BALANCE AT    CHARGED TO      CHARGED TO
                                   BEGINNING OF   COSTS AND    OTHER ACCOUNTS--   DEDUCTIONS--    BALANCE AT
           DESCRIPTION                PERIOD       EXPENSES        DESCRIBE         DESCRIBE     END OF PERIOD
---------------------------------  ------------   ----------   ----------------   ------------   -------------
YEAR ENDED JUNE 30, 1997
Reserves and allowances deducted
  from asset accounts:
Allowance for doubtful
  accounts.......................    $290,000      $ 27,000           --            $ 44,000       $273,000

YEAR ENDED JUNE 30, 1998
Reserves and allowances deducted
  from asset accounts:
Allowance for doubtful
  accounts.......................    $273,000      $302,000           --            $ 49,000       $526,000

YEAR ENDED JUNE 30, 1999
Reserves and allowances deducted
  from asset accounts:
Allowance for doubtful
  accounts.......................    $526,000      $596,000           --            $181,000       $941,000