Form 20-F
period 2000-06-30
ILOG SA
filed 2000-11-01
CIK 1031140

===============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------
                                   FORM 20-F
                               ----------------

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
    SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 OF THE SECURITIES EXCHANGE ACT
    OF 1934

    for the fiscal year ended June 30, 2000

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the transition period from               to
                                  ---------------  ----------------

                        Commission File Number: 0-29144

                               ----------------

                                   ILOG S.A.
            (Exact name of Registrant as specified in its charter)

                            The Republic of France
                (Jurisdiction of incorporation or organization)

                   9, rue de Verdun, 94253 Gentilly, France
                   (Address of principal executive offices)

                               ----------------

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
   American Depositary Shares, each            Nasdaq National Market
    Representing one Ordinary Share
            Ordinary Shares                    Nasdaq National Market*
--------
*  Not for trading, but only in connection with the American Depositary
   Shares.
                               ----------------

Securities for which there is a reporting obligation pursuant to Section 15 of the Act:
                                     None

                               ----------------

  The number of outstanding shares of each of the issuer's classes of capital or common stock as of June 30, 2000 was 15,362,719 Ordinary Shares of FF 4.00 nominal value, including 4,881,094 American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one Ordinary Share.

  Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [_] No

  Indicate by check mark which financial statement item the registrant has elected to follow. [_] Item 17 [X] Item 18
===============================================================================

  Unless the context otherwise requires, references herein to "the Company" or to "ILOG" are to ILOG S.A. and its consolidated subsidiaries.

                               ----------------

  The Company's name together with its logo is registered as a trademark in France, the United States and a number of other countries. This Annual Report on Form 20-F may also contain tradenames or trademarks of companies other than ILOG.

                               ----------------

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

                                                                  Average End of
   Year Ended June 30,                                  High Low  Rate(1) Period
   -------------------                                  ---- ---- ------- ------
                                                          (francs per dollar)
   1996................................................ 5.19 4.78  5.02    5.15
   1997................................................ 5.87 5.00  5.42    5.87
   1998................................................ 6.20 5.77  6.03    6.05
   1999................................................ 6.37 5.39  5.92    6.36
   2000................................................ 7.38 6.03  6.56    6.87

--------
(1) The average of the Noon Buying Rates on the last business day of each month during the year. From January 1, 1999, the above rates reflect those of the Euro converted into francs at the official fixed conversion rate of
    6.55957 francs = one Euro.

  For information regarding the effects of currency fluctuations on the Company's results, see Items 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and 9A, "Quantitative and Qualitative Disclosures about Market Risks".

                               ----------------

                          AMERICAN DEPOSITARY SHARES

  Pursuant to a program sponsored by the Company, Ordinary Shares of the Company (the "Shares") are traded in the United States in the form of American Depositary Shares ("ADSs"), each ADS representing one Share placed on deposit with Morgan Guaranty Trust Company of New York, as depositary (the "Depositary") and issued and delivered by the Depositary through its principal office in New York City at 60 Wall Street, (36th Floor), New York, New York, 10260. Under the terms of the Deposit Agreement, dated as of February 13, 1997 and amended on August 13, 1998, among the Company, the Depositary and the holders from time to time of ADSs (the "Deposit Agreement"), Shares may be deposited with the Paris office of BNP Paribas, as custodian (the "Custodian"), or any successor or successors to such Custodian. The Depositary provides a variety of services to registered holders of American Depositary Receipts, as more fully set forth in the form of the Deposit Agreement which was filed as an exhibit to the Company's Registration Statement on Form F-6 effective with the Securities and Exchange Commission on February 13, 1997 and amended on August 13, 1998.

                               TABLE OF CONTENTS

                                    PART I

                                                                           Page
                                                                           ----
   Item 1.  Description of Business.....................................    5

   Item 2.  Description of Property.....................................   18

   Item 3.  Legal Proceedings...........................................   18

   Item 4.  Control of Registrant.......................................   19

   Item 5.  Nature of Trading Market....................................   19

   Item 6.  Exchange Controls and Other Limitations Affecting Security
            Holders.....................................................   22

   Item 7.  Taxation....................................................   22

   Item 8.  Selected Financial Data.....................................   27

   Item 9.  Management's Discussion and Analysis of Financial Condition
            and Results of Operations...................................   28

   Item 9A. Quantitative and Qualitative Disclosures about Market
            Risks.......................................................   43

   Item 10. Directors and Officers of Registrant........................   43

   Item 11. Compensation of Directors and Officers......................   48

   Item 12. Options to Purchase Securities from Registrant or
            Subsidiaries................................................   48

   Item 13. Interest of Management in Certain Transactions..............   50

                                    PART II

   Item 14. Description of Securities to be Registered..................   51

                                   PART III

   Item 15. Defaults Upon Senior Securities.............................   51

   Item 16. Changes in Securities and Changes in Security for Registered
            Securities..................................................   51

                                    PART IV

   Item 17. Financial Statements........................................   51

   Item 18. Financial Statements........................................   51

   Item 19. Financial Statements and Exhibits...........................   51

                               ----------------

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

                                    PART I

Item 1. Description of Business

Business

  ILOG develops, markets and supports software components for visual interface, resource optimization and business rules functions that are fundamental to the development of strategic business applications. By creating pre-built and pre-tested software components to address these common software functions, the Company's object oriented components reduce the time, cost and risk in the development process, and allow users to focus their own efforts on value-added, business specific programming tasks. The Company's components provide high performance and scalability, run on the most popular Windows and Unix platforms, and can be used to facilitate client-side, server-side or web development efforts. The Company also offers a range of consulting, customer training and maintenance services.

Background

  Increasing global competition and rapid changes in technology are accelerating the demand by organizations for strategic business applications to achieve competitive advantage. However, organizations face significant challenges in developing strategic business applications that can keep pace with this changing environment. These challenges include meeting the demand for new applications, adapting these applications as business needs evolve and taking advantage of new technologies such as distributed computing and the internet/intranet.

  Software development is a lengthy and difficult process. Developers must build visual interfaces, provide resource optimization and business rules functions into their applications as well as other structural layers of development. The Company believes that these common programming functions typically represent between 15% and 40% of the number of lines of code for strategic business applications. The challenge of undertaking all these programming tasks increases the risk of failure and time to market, and requires significant additional expertise and maintenance.

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

The ILOG Solution

  ILOG develops, markets and supports software components for visual interface, resource optimization and business rules functions that are fundamental to the development of strategic business applications. The Company's object oriented components, which are written in the C, C++ and/or Java languages, can be readily adapted to application development requirements. Since ILOG has effectively pre-written many of the complex portions of each application, enterprises can concentrate on the development of other portions of the application that are specific to their respective businesses. The Company believes that its components provide users with the following benefits:

  Time to Market and Cost Reduction. ILOG components allow independent software vendors ("ISVs") and enterprises to accelerate development time of their applications. The cost of a development license for an ILOG component is substantially less than the cost for an organization to develop those same features internally. Moreover, ILOG's continuing maintenance and improvement of its components ensures periodic performance and functionality enhancements for its customers.

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

Strategy

  ILOG's objective is to be the leading worldwide provider of visualization, optimization and rules software components. Key elements of the Company's strategy to achieve this objective include the following:

  Expand ISV Business. The Company has agreements with over 200 ISVs and intends to sell its components to additional ISVs for inclusion in packaged software products. Approximately 40% of the Company's revenues in 2000 were from ISVs. The Company is currently increasing its marketing efforts to ISVs because of the ability to generate initial large license fees and/or royalties from ISVs that include one or more ILOG components in their products.

  Increase Penetration of Existing Customer Base. The Company intends to expand revenues from its components used by its existing customers. Since the Company's components are initially licensed to a few developers for application development projects inside an enterprise, the successful completion of these projects and the launching of additional software design projects within a customer's organization create additional sales and royalty opportunities for the Company. The Company uses the success of projects with existing customers as an internal reference for horizontal expansion within that organization through seminars and other marketing events.

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

  Expand Sales Geographically. The Company's sales have historically been concentrated in Europe, particularly in France. The North American and Asian markets represent growth opportunities for the Company's components. The Company has significantly expanded its sales effort by adding substantially to its U.S. and Japan direct sales forces, which has resulted in rapid growth in these regions particularly in North America which in 2000 represented 45% of the Company's revenues compared to 33% in 1999. The Company intends to continue to add to its direct sales and consulting forces in all of its three principal geographic regions.

  Penetrate Vertical Market Base. Starting in 1997 the Company has devoted significant sales efforts to three vertical markets: (i) graphic tools for telecommunications network management, (ii) optimization engines for supply chain management software applications and most recently (iii) business rules engines for e-commerce applications. The Company has become a leader in these markets and may continue this strategy by adding further vertical markets.

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

Products

  The Company's products are high-performance C, C++ or Java software components sold in binary form delivered on CD-ROMs or over the internet. The Company's software components are sold to C, C++ or Java developers within information technology (IT or MIS) departments of end-user enterprises or to system integrators, ISVs, VARs and OEMs. The components facilitate rapid development and deployment of complex applications by providing pre-written portions of the software in order to reduce the time, cost and risk of the application development cycle. The Company's components are independent and can be purchased for integration into new or existing applications individually or in combination with other components. The components run on the most popular Windows and Unix platforms and can be used to facilitate client-side, server-side or internet development efforts.

  The Company typically commences a customer relationship with one or more licenses to use one or two of the Company's products for a given customer development project. A single development license for one of the Company's products normally ranges from $2,500 to $15,000, with a typical basic development sale usually totaling approximately $20,000. Once the customer completes its development projects, it must enter into run time licenses with the Company in order to use any of the Company's components needed to deploy the developed application within or outside its organization. A customer will either prepay at the time of the initial contract or purchase the run time licenses upon deployment following the successful completion of the application development process, which typically takes between three and nine months from the initial order. Pricing for run time licenses are based upon the number of users of the application, the number of different sites on which the application will be deployed and the number and type of ILOG components used in the application.

  The following table sets forth certain information regarding the components licensed by the Company:

                         Year of First
Product Category and      Commercial
Name                       Shipment    Product Description
--------------------     ------------- -------------------
Visualization
ILOG Views..............     1993      Data visualization and graphical user interface in C++
ILOG DB-Link............     1994      Access to relational and object relational data from C++
ILOG Server.............     1995      Application integration and real-time event notification
ILOG InForm.............     1996      Data visualization for database applications
ILOG TGO................     1997      Graphic components for the telecommunications industry
ILOG JViews.............     1997      Data visualization in Java
ILOG JTGO...............     1998      ILOG TGO in Java
ILOG TGF................     1999      Presentation layers for network management applications

Optimization
ILOG Solver.............     1993      Constraint-based reasoning for resource allocation
ILOG Scheduler..........     1994      Add-on product for Solver for short-term scheduling
ILOG Dispatcher.........     1997      Add-on product for Solver for the transportation industry
ILOG CPLEX..............     1997      High performance components for linear programming in C
ILOG OPL Studio.........     1999      Optimization modeling
ILOG Configurator.......     1999      Embeddable engine for configuration applications

Rules
ILOG Rules..............     1993      Real-time agents for filtering and alarm management
ILOG JRules.............     1997      Real-time agents for filtering and alarm management in Java

  Historically, the Company has made minor revisions to its products approximately every six months and has released new versions of its products every 12 to 18 months.

  The following describes the Company's software components by product category.

 Visualization Products

  The Company currently markets eight user interface components which in 2000 comprised approximately 43% of the Company's revenues from license fees. See "Risk Factors--Product Concentration Risk."

  ILOG Views and JViews are each a comprehensive data visualization and graphical user interface environment providing components for structured two-dimensional graphics. ILOG Views is used to solve a wide range of graphics problems in industrial and commercial environments.

  ILOG Views is composed of a core technological layer and a number of pre-defined, high-level graphical components. The core layer provides performance and portability (i.e., the ability to implement platform independent interfaces) and the object oriented representations of all the basic graphical entities. This layer provides developers with hundreds of classes of graphical objects and methods to construct highly interactive graphical environments, allowing real-time display of several million graphical objects in a single display space. Applications can rapidly pan and zoom within this virtual display area, allowing selection and manipulation of objects anywhere in the display. The Company believes its emphasis on performance represents an important advantage of ILOG Views for implementing the graphical user interface of complex applications such as real-time network supervision. ILOG Views also includes graphic objects such as controls, charts, Gantts, spreadsheets, network graphers, and more. It displays and interacts with maps, networks and other complex 2D representations. Users can visually create panels, business graphic objects and C++ or JavaScript code. Dedicated add-on modules, ILOG Views Maps, ILOG Views Charts, ILOG Inform, ILOG DB-Link, ILOG TGO and ILOG TGF, are available to facilitate the access to data sources and RDBMS, and ease the development of mapping or telecommunications specific applications. ILOG Views supports ActiveX and Netscape Plugs-Ins.

  ILOG DB-Link is a set of libraries, which provide access to relational and object-relational data. ILOG DB-Link includes native support for Informix, Ingres, Oracle and Sybase on UNIX and Windows platforms, and supports Microsoft SQL Server, Centura SQL Base, and ODBC on PCs. The API of ILOG DB-Link is platform and database independent, allowing application code to be fully portable onto UNIX and Microsoft Windows. ILOG DB-Link connects to O/RDBMS handling SQL statements, including proprietary extensions. It passes SQL requests from C++ applications to the O/RDBMS, and supports transaction management, data handling and access to data dictionaries. ILOG DB-Link allows the user to call stored procedures and apply multiple executions of parameterized queries. It supports large object handling to enable C3I, GIS and text processing applications to use native data formats. It permits access to the internal O/RDBMS client structures when applications require specific O/RDBMS extensions.

  ILOG Server facilitates the implementation of distributed applications by introducing the concept of sharing objects in real time. ILOG Server provides both high level object oriented modeling tools simplifying the implementation of business processes and integration services allowing the different components of an application to be shared in real time in a coordinated manner. These characteristics enable it to be an excellent medium for solving system integration and business process operational problems.

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

  ILOG TGF (Telecom Graphic Framework) is an integrated framework that enables the developers of network and service management applications to create state-of-the-art graphical user interfaces. ILOG TGF embeds predefined presenters for displaying in real time network topology, events or other kinds of service information. It imparts to an application an advanced look and feel with sophisticated navigation to make its use intuitive for the operator.

 Resource Optimization Products

  The Company currently markets five resource optimization components and one optimization modeling product which in 2000 comprised 44% of the Company's revenue from license fees. See "Risk Factors--Product Concentration Risk."

  The ILOG Solver constraint-programming component provides the basic programming layer embedding the core constraint processing technology, and the ILOG Scheduler and ILOG Dispatcher components are vertical add-ons. ILOG Solver provides developers with an off-the-shelf engine for solving a wide variety of industrial problems, such as short-term scheduling (e.g. MRP). Finding a high-quality solution was impractical until the advent of constraint-based reasoning. ILOG Solver provides a problem-definition and nonlinear modeling system that allows for accurate characterization of real-world problems. ILOG Solver's solution algorithms (constraint propagation, branch-and-bound, and numerical and logical processing) can then be used by programmers to solve these difficult problems in telecommunications, defense, transportation and manufacturing.

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

  ILOG CPLEX components provide a comprehensive set of linear programming C routines. These algorithms solve large and difficult linear programs, mixed integer programs, quadratic programs and network problems at a high level of performance. The CPLEX base system encompasses primal Simplex, dual Simplex, and network Simplex solvers for linear programming problems in an interactive format. The CPLEX Mixed Integer Solver solves problems with mixed integer variables (general or binary) using algorithms and techniques such as cuts (cliques & covers), heuristics, and a variety of branching and node selection strategies. It is designed to handle large and difficult integer problems. The CPLEX Barrier is a primal-dual log barrier algorithm with predictor corrector designed to solve certain classes of linear programming models and quadratic programming problems. CPLEX Simplex, mixed integer, and barrier solvers are available in parallel forms for certain parallel computing environments.

  ILOG OPL Studio combines linear and constraint-based optimization methods in a single modeling language, allowing the user to identify the best approach for a particular application. This development framework includes an online model library, database connectivity tools, debugging tools and an automatic code generator within a graphical environment.

 Rules Products

  The ILOG Rules and JRules components allows the development of intelligent agents for monitoring data flows in real time. ILOG Rules is used in applications such as network management, process monitoring and fraud detection. ILOG JRules is a rule engine that enables the seamless integration of business rules into Java applications. JRules is used in multi-threaded application servers to create rule-based personalization, customer relationship management, pricing, and workflow solutions for eCommerce and eBusiness web-based applications. JRules is also used to develop network management applications and business applications containing complex business procedures and policy. In 2000 business rules components comprised approximately 13% of the Company's license revenues.

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

Customers and Applications

  As of September 30, 2000, ILOG components had been licensed by over 2,000 customers for development and/or deployment in a wide range of applications described below.

Telecommunications         Aerospace and Defense      Transportation

Network and Systems        Command, Control,          Resource Optimization
 Management                 Communications and        .  Airport counter, gate
 .  Network Visualization    Intelligence (C3I)           and belt allocation
 .  Configuration            systems                   .  Command and control
   management              .  Data fusion             .  Crew allocation
 .  Fault management        .  Geographic              .  Distribution planning
 .  Performance                information systems     .  Equipment scheduling
   management              .  Image processing        .  Fleet management
 .  Security management     .  Logistics mapping       .  Maintenance planning
                                                         and scheduling
Service Management         Process Monitoring         .  Timetabling
 .  Dynamic tariff policy   .  Data flow monitoring    .  Traffic planning
   management              .  Radar visualization     .  Warehouse management
 .  On-demand service       .  Test bench monitoring
   provisioning               simulation              Supervision & Data
 .  Flexible invoicing      .  Capability analysis      Visulations
                           .  Flight simulators       .  Geographic
Network Planning           .  Scenario analysis          information systems
 .  Economic analysis                                  .  Traffic monitoring
 .  Ground and space        Resource Allocation and    .  Vehicle tracking
   equipment scheduling     Optimization                 systems
 .  Satellite mission       .  Frequency and
   planning                   bandwidth allocation    E-Business
 .  Network modeling        .  Mission planning
                           .  On-board resource       .  CRM configuration
Manufacturing                 scheduling              .  Web personalization
                           .  Payload optimization    .  Online production
Supervision and Data       .  Supply chain logistics     scheduling
 Visualization                                        .  Online investment
 .  Equipment performance                                 management
   analysis                                           .  E-merchandising
 .  Geographic                                            management
   information systems                                .  E-supply chain cockpit
 .  Process monitoring                                 .  E-marketing
   and control                                        .  On line lending
 .  Quality analysis

Resource Optimization
 .  Equipment
   configuration and
   diagnostics
 .  Logistics and
   distribution planning
 .  Manpower planning and
   crew scheduling
 .  Production line
   scheduling

Production planning
 .  Supply chain
   logistics
 .  Warehouse management

Sales and Marketing

  The Company derives its revenues from the sale of development licenses to application developers and from run time or deployment licenses once applications are developed and deployed and related services. Revenues from license fees and services represented 66% and 34% respectively of the Company's total revenues in 2000. Services revenue consist of consulting to facilitate the adoption of the Company's products, maintenance and customer training. Consulting, maintenance and training accounted for 16%, 16% and 2%, respectively, of the Company's total revenues in 2000.

  Total revenues increased to $71.3 million in 2000 from $63.7 million in 1999, and from $55.3 million in 1998, representing increases of 12% and 15%, respectively, over the previous year. The rate of growth in 2000 reflects the transition of the Company's channels of distribution from end users to ISVs, which have a longer selling cycle, and the impact of spending diversions by customers from new application development to Year 2000 readiness. The rate of growth in 1999 reflects the restructuring of the U.S. sales organization and spending diversions by customers from new application development to Year 2000 readiness.

  During 2000, 1999 and 1998, revenues generated from customers in North America totaled approximately in $32.0 million, $22.5 million and $22.4 million; in Europe $32.6 million, $34.5 million and $27.9 million; and in Asia $6.7 million, $6.7 million and $5.0 million; respectively. The 43% growth in North American revenues and the 6% decrease in European revenues in 2000 over 1999 reflects the decline of the Euro and the transition of the Company's channel of distribution from end users to ISVs, which have a greater proportion located in North America, combined with the general strength of the internet driven economy in the U.S.

  ILOG markets and sells its products worldwide principally through its direct sales force, ISVs and OEMs to two types of customers: end users and solution providers, which integrate the components into specific software applications or as system enhancements.

  The Company has sales offices and/or subsidiaries in France, U.S., Germany, Japan, Singapore, Spain and U.K. The sales organization includes field sales representatives, who bear primary responsibility for customer relationships; field sales engineers, who answer technical questions, perform demonstrations and develop prototypes or proof-of-concept projects for customers and inside telesales representatives.

  Due to the strategic nature of ILOG products, potential customers typically conduct extensive evaluations of the available technologies before making product acquisition decisions. Common objectives of such evaluations are to determine the degree of leverage provided by purchasing ILOG products versus rewriting their salient features. Consequently, ILOG's sales cycle is generally three to six months or more and varies substantially from customer to customer.

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

  An important part of ILOG's sales strategy is the cultivation of indirect sales channels. Of the approximately 2,000 total ILOG customers, more than 200 are ISVs and/or OEMs that develop and resell software based on ILOG technologies. In 2000 approximately 40% of the Company's license revenues were from ISVs and/or OEMs. The Company also sells through systems integrators and VARs, and distributors in Europe, Asia and South America. Substantially all of the Company's indirect sales channels add significant value to the product in the form of application development, integration with other software and/or hardware products, consulting and/or training.

  The Company markets its products and services through its three worldwide business divisions that serve the Company's core industry segments. The Company also has a business division dedicated to direct selling through the telephone and internet in support of the three market-focussed divisions. This organization became effective in 1999. Previously the Company's sales and marketing activities were structured on a geographic basis. The structure is designed to bring the Company closer to customers, foster more repeat sales, improve profitability and develop opportunities within the electronic commerce arena.

  The three market-focused divisions handle industry marketing, sales, consulting and some product development. Their charter is to meet and anticipate customer needs while maintaining a tight industry focus. These business divisions are Telecommunications, Value Chain Management and Industry Solutions.

  The Telecommunications Business Division is dedicated to the web-enabled network management customer care and customer relationship management sectors. The Value Chain Management Business Division is focussed on supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Industry Solutions Division focuses on the e-commerce, finance, transportation and defense industries.

  The ILOG Direct Division is a direct sales organization with the mission of delivering product from orders received via the telephone and the internet to customers not requiring consulting, personal account management or product customization.

  ILOG's software is typically shipped to customers promptly upon receipt of an order and the execution of a license agreement. Consequently, ILOG seldom experiences a material backlog of unfulfilled orders, and does not consider backlog to be a meaningful indicator of future performance. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

  Marketing and selling expenses increased to $35.6 million in 2000 from $31.5 million in 1999 and from $27.3 million in 1998, representing 50%, 49% and 50% of total revenues, respectively. The level of marketing and selling expenses as a percentage of total revenues is attributable to the on-going worldwide expansion of the Company's marketing and selling organization.

Research and Development

  The Company has committed, and expects to continue to commit in the future, substantial resources to research and development. During 2000, 1999 and 1998, net research and development expenses were $12.2 million, $9.8 million, and $6.6 million, respectively. Gross research and development expenses before the offsets of funding provided by the European Union and agencies of the French government were $13.1 million, $10.6 million, and $7.2 million in 2000, 1999 and 1998, respectively. See "Risk Factors--Risk of Loss of Government Research and Development Funding" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

  Since its inception, the Company has maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, who tend to focus on tight math oriented code. This ILOG culture has arisen from fourteen years of day-to-day development, algorithmic optimization and object oriented design. The Company's engineers work with customers to ensure that the customer's problem is solved efficiently. The Company's engineers also interact closely with the scientific and academic communities, which the Company believes is the best way to obtain and maintain high performance algorithms.

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

Competition

  The Company believes that the primary competitive factors in its markets are product performance and features, sales and distribution capabilities and total cost. The Company's present direct competitors include a number of private and public companies such as Brokat A.G., Cosytech, Dash Associates Limited, Dash Optimization, Inc., Dynatech Corporation, IBM, Selectica, Inc., SL Corporation, Trilogy Software, Inc., and 2order.com. The Company also competes with companies that provide packaged software with respect to specific applications. In addition, virtually all of the Company's customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing the Company's current or proposed components. This would eliminate their need for the Company's services and components and limit future opportunities for the Company. The Company therefore is required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products. The Company expects to face additional competition from other established and emerging companies if the market for its components continues to develop and expand. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by the Company's products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain prices for its products at levels that will enable the Company to market its products profitably. Any decrease in prices, as a result of competition or otherwise, could have a material adverse effect on the Company's business, operating results and financial condition.

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

Employees

  As of September 30, 2000, the Company had 518 full-time employees, including 328 in sales and marketing, consulting and customer support, 128 in research and development, and 62 in finance and administration. As of September 30, 2000, 329 of the Company's employees were located in Europe, 138 in North America and 51 in Asia.

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

  Pursuant to French laws dated June 13, 1998 and January 19, 2000 which took effect on February 1, 2000, all employers of more than 20 employees in France are required to implement a 35-hour work week. In order to implement the 35-hour work week regulations, the Company signed an agreement with the representatives of its employees on September 18, 2000 by which the reduction in the number of working hours was established with effect from October 1, 2000.

Item 2. Description of Property

  The Company's corporate headquarters are located in Gentilly, France, a suburb of Paris, in premises consisting of approximately 54,000 square feet under leases expiring in 2004. The Company maintains a research and development facility in Sophia-Antipolis, in the south of France, in premises consisting of approximately 2,000 square feet under a lease expiring in 2005. The Company has its U.S. headquarters in Mountain View, California in premises consisting of approximately 37,000 square feet under a lease expiring in 2007. The Company maintains a sales office and research and development facility in Incline Village, Nevada, in premises consisting of approximately 4,000 square feet under a lease expiring in October 2002, and a sales office in Southborough, Massachusetts. In addition, the Company maintains sales and customer support offices in Bracknell, near London, England; in Bad Homburg, near Frankfurt, Germany; in Madrid, Spain; in Singapore; and in Tokyo, Japan.

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

  The table below sets forth certain information with respect to the beneficial ownership of shares of the Company as of September 30, 2000 by any person known to the Company to be the owner of more than ten percent of the
Shares:

                                                     Shares         Percentage
   Name and Address of Beneficial Owner       Beneficially Owned(1)   Owned
   ------------------------------------       --------------------- ----------
   All directors and executive officers as a
    group (16 persons)(2)....................       1,728,623         11.2%

--------
(1) Number of Shares and percentage ownership is based on: (i) 15,496,132 Shares outstanding as of September 30, 2000. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and includes voting and investment power with respect to such shares. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2000 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.
(2) Includes 521,661 shares issuable upon exercise of options and warrants to purchase shares granted to executive officers and directors of the Company which are exercisable within 60 days of September 30, 2000.

Item 5. Nature of Trading Market

  The ADSs are quoted on the Nasdaq National Market under the symbol "ILOG". The shares are also listed on the Nouveau Marche, Paris.

The Paris Bourse

  On September 22, 2000, upon successful completion of an exchange offer, the Paris BourseSBF S.A. (the "SBF"), the Amsterdam Stock Exchanges and the Brussels Exchanges merged to create Euronext, the first Pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Exchanges and the Brussels Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, the SBF retains responsibility for the admission of shares to the Paris Bourse's trading markets as well as the regulation of those markets.

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

  The Nouveau Marche is a regulated market managed and operated by the SBF, the organization which manages and operates the Paris Bourse. The Nouveau Marche, however, is neither a new section of an existing market, nor a stepping stone to the Paris Bourse's Second Marche. The Nouveau Marche is an electronic market that combines a central order book with market-making to ensure greater liquidity. Member firms of the Nouveau Marche may act in one or more capacities: Listing Advisers/Market-Makers (Introducteurs/Teneurs de Marche, or "ITMs") or broker-dealers (Negociateurs-Courtiers). Admission to the Nouveau Marche is subject to certain capital adequacy and liquidity requirements determined by the SBF. In addition, companies applying for listing on the Nouveau Marche are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities. The Nouveau Marche may also require certain current shareholders to enter into lock-up arrangements at the time of offerings of securities.

  In October 1998, the SBF introduced continuous trading for the most actively traded shares on the Nouveau Marche. Such trading takes place on each business day from 9:00 a.m. to 5:30 p.m. local time, with a pre-opening session from 7:30 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. during which transactions are recorded but not executed, and a closing auction at 5:35 p.m. For shares that are not traded continuously, retail orders on the Nouveau Marche are matched by the central system at two daily fixings, at 9:00 a.m. and 5:00 p.m. Between such fixings, ITMs display bid/asked spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. The Shares are traded continuously. Trading in the securities listed on the Nouveau Marche may be suspended by the SBF if quoted prices fall outside certain price limits defined by the regulations of the SBF. In particular, unless market conditions otherwise require, the SBF may suspend trading of a security for up to 30 minutes if the SBF believes that the bids and offers for such security would cause the next quoted price of a security to vary by more than 10 percent from the quoted price resulting from the last fixing or the last trading price for the shares which are traded on a continuous basis. In the latter case, further suspensions for up to 30 minutes are also possible if the price varies again by more than 5 percent. The SBF may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security.

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

  SG Securities (Paris) S.A. acts as Teneur de Marche with respect to the Shares traded on the Nouveau Marche.

Closing Sale Prices of ILOG Shares

  The following table sets forth the range of quarterly high and low closing sale prices of the ADSs (each ADS representing one Share) on the Nasdaq National Market for each full quarterly period within the last two fiscal years.

                                                                    In Dollars
                                                                  --------------
                                                                   High    Low
                                                                  ------- ------
   1999:
   First Quarter.................................................  16.500  7.125
   Second Quarter................................................  14.000  7.000
   Third Quarter.................................................  12.125  5.125
   Fourth Quarter................................................   5.813  4.438

   2000:
   First Quarter.................................................   8.500  5.000
   Second Quarter................................................  26.125  6.625
   Third Quarter................................................. 104.500 21.000
   Fourth Quarter................................................  59.500 24.750

  On September 29, 2000, the last sale price for the ADSs as reported on the Nasdaq National Market was $63.250 per ADS.

  The following table sets forth the range of quarterly high and low closing sale prices of the Shares on the Nouveau Marche for each quarterly period within the last two fiscal years from the time trading in the Shares commenced on the Nouveau Marche.

                                                                      In Euros
                                                                    ------------
                                                                     High   Low
                                                                    ------ -----
   1999:
   Second Quarter (from December 3, 1998)..........................  12.65 10.64
   Third Quarter...................................................  11.00  6.57
   Fourth Quarter..................................................   5.50  4.40

   2000:
   First Quarter...................................................   8.70  5.01
   Second Quarter..................................................  26.90  6.64
   Third Quarter................................................... 107.90 20.20
   Fourth Quarter..................................................  71.50 29.10

  On September 29, 2000, the last sale price for the Shares as reported on the Nouveau Marche was 72.50 Euros per Share.

  The Depositary in respect of the ADSs is Morgan Guaranty Trust Company of New York. Each ADS registered on the books of the Depositary corresponds to one Share. As of September 30, 2000 there were 22 record holders of American Depositary Receipts evidencing 4,700,976 ADSs. As of September 30, 2000 there were approximately 11,300 holders of record of the Company's 15,496,132 Shares.

Trading by the Company in Its Shares

  Under French law a company may not subscribe its own shares, but it may, either directly or through an intermediary acting on its behalf, acquire its own shares (a) to reduce its share capital by canceling such acquired shares, with approval of the shareholders at an extraordinary meeting, (b) to obtain shares for distribution to employees under a profit-sharing plan or stock option plan after obtaining shareholders' approval at an ordinary shareholders' meeting, and (c) if the company's shares are listed on a regulated market (i.e., on the Premier Marche, the Second Marche or the Nouveau Marche), subject to the filing of a note d'information that has received a visa of the COB and after obtaining approval from the shareholders at an ordinary meeting, to acquire up to 10 percent of its share capital in connection with a corporate share repurchase program. In this latter case, the company may decide to (i) keep these shares, (ii) to sell or transfer them (including to employees under a profit-sharing or stock option plan) or (iii) with the approval of the shareholders at an extraordinary shareholders' meeting, to cancel them within a limit of 10 percent of the outstanding capital over a 24 month-period. In addition, pursuant to Regulation No. 90-04 (as modified) of the COB, all purchases by the Company of its own shares are subject to certain limitations, including as to timing, price and quantity so as not to disrupt the normal trading of the shares. Furthermore, the Company must inform the CMF on a monthly basis of any purchase, sale, transfer or cancellation of its own shares. The CMF makes this information public.

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

  Pursuant to an authority granted by its shareholders at an ordinary general meeting held on December 14, 1999, the Company was authorized to trade its own shares, up to 10 percent of the total outstanding share capital, for a period ending on the date of the annual ordinary meeting of shareholders that will approve the French statutory financial statements for the fiscal year ended June 30, 2000. In addition, on December 14, 1999, the Company received shareholder approval to cancel Shares so repurchased up to a limit of 10 percent of the outstanding capital over a 24-month period.

  The Company will submit a resolution at the Shareholders meeting on December 18, 2000, convened to approve the French statutory financial statements for the fiscal year ended June 30, 2000, to be authorized to trade in its own shares for a period ending on the date of the annual ordinary meeting of shareholders that will approve the French statutory financial statements for the fiscal year ended June 30, 2001.

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

Item 7. Taxation

  The following is a general summary of certain material French tax and U.S. federal income tax consequences to certain holders of ADSs that are U.S. citizens and residents, U.S. corporations, and certain other entities and organizations potentially affected by U.S. Federal income taxation (collectively, "U.S. Holders"). This summary does not purport to address all of the material consequences to these U.S. Holders or to any other holders. This summary also does not take into account the specific circumstances of any particular U.S. Holder although such circumstances might materially affect the general tax treatment of such U.S. Holder. Therefore, all prospective purchasers of ADSs are advised to consult their own tax advisor with respect to the U.S. federal, state and local tax consequences, French tax consequences, or foreign tax consequences of the ownership of ADSs and the Shares corresponding thereto.

  This summary is based on the Internal Revenue Code of 1986 as amended (the "Internal Revenue Code"), French law, U.S. Treasury and French tax regulations, and the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the "Treaty").

  The statements of French and U.S. tax laws set out below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In addition, all statements are based on the Treaty, the laws, judicial decisions, administrative regulations, in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any changes in United States or French law, or in the double taxation conventions between the U.S. and France, occurring after such date, possibly with retroactive effect.

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

  For most purposes of the Treaty and the Internal Revenue Code as in effect as of the date of this Annual Report on Form 20-F, U.S. Holders of ADSs will be treated as the owners of the Shares corresponding to such ADSs. Accordingly, the French and U.S. federal tax consequences discussed below will generally be applicable to U.S. Holders of Shares.

Taxation of Dividends

  Under French law, dividends paid to non-residents of France are subject to French withholding tax at a rate of 25%. A resident of France is entitled to an avoir fiscal, or a tax credit, in respect of a dividend received from a French corporation, such as ILOG.

  The amount of the avoir fiscal is generally equal to:

  . 50% of the dividend paid for individuals and companies which would qualify under the French parent-subsidiary regime if they were located in France, or

  . 40% of the dividend paid for shareholders who are not individuals.

  In addition, in case the dividends are subject to the precompte, shareholders entitled to the avoir fiscal at the rate of 40% are generally entitled to an additional amount of avoir fiscal equal to 20% of any such precompte, actually paid in cash by the company (see below, French Taxation-- The Precompte).

  The draft budget law for 2001 provides for a reduction of the avoir fiscal to 25% if used by companies in 2001 and to 15% if used by companies thereafter. Consequently, the additional amount of avoir fiscal mentioned above would be adjusted and increased as follows:

  . up to 50% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%, and

  . up to 70% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

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

  The French tax authorities established an instruction on June 7, 1994 (the "Instruction") providing that dividends paid to a U.S. Resident Holder which is entitled to either a full or partial refund of avoir fiscal as described below will no longer be subject to the French withholding tax of 25% (with this tax reduced at a later date to 15% subject to filing formalities), but will be immediately subject to the reduced rate of 15% provided that such U.S. Resident Holder establishes before the date of payment that such holder is a "resident" of the United States under the Treaty.

  In addition, assuming again that dividends are not attributable to a permanent establishment or fixed base maintained in France, certain U.S. Resident Holders described below are also entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, with respect to such dividends. These U.S. Resident Holders are: (i) individuals or other non-corporate persons; (ii) U.S. corporations, other than regulated investment companies, that do not directly or indirectly own 10% or more of the capital of ILOG; and
(iii) regulated investment companies that do not directly or indirectly own 10% or more of the capital of ILOG but only if less than 20% of their shares are beneficially owned by persons who are not citizens or residents of the United States. It is important to note that a U.S. Resident Holder described immediately above may receive a payment of the avoir fiscal only if such holder is subject to U.S. federal income tax on the payment of the avoir fiscal and the related dividend. Nevertheless, a partnership or trust may also qualify but only to the extent that the partners, beneficiaries, or grantors would qualify under (i) or (ii) immediately above (and are subject to U.S. federal income tax on the payment of the avoir fiscal and the related dividend). In addition, in order to receive payment of the avoir fiscal, the U.S. Resident Holder may be required to demonstrate to the French authorities that such holder is the beneficial owner of the dividend and that the shareholding does not have as its principal purpose, or one of its principal purposes, to allow another person to obtain the refund of avoir fiscal.

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

  Under the Instruction, in order to benefit from the reduced withholding tax rate of 15% immediately upon payment of a dividend and to receive, where applicable, the payment of the avoir fiscal less the 15% withholding tax on that amount, a U.S. Resident Holder must complete and file a French Treasury form RF IA EU-No. 5052, entitled "Application for Refund", before the date of payment of the dividends. The form, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and may also be available from the U.S. Internal Revenue Service. However, should a U.S. Resident Holder not be able to complete and file the French Treasury form RF IA EU-No. 5052 on the date of payment of the dividends at the latest, such U.S. Resident Holder could benefit from the favorable treatment provided by the Treaty if the holder completes and files a simplified application form before the date of payment of the dividends. A model of such simplified application form is provided by the Instruction. The Depositary will arrange for the filing with the French fiscal authorities of all forms completed by U.S. Holders registered with the Depositary and returned to the Depositary in time to be filed with the French fiscal authorities prior to the payment of the dividend. The payment of the avoir fiscal (net of withholding tax) is generally expected to be made within 12 months of filing the form, but not before January 15 following the close of the calendar year in which the related dividend is paid.

  In addition, U.S. pension funds must, inter alia, provide the Centre des Impots des Non-Residents with a tax certificate from the U.S. Internal Revenue Service indicating that such pension funds have been established and are operated in accordance with Sections 401(a), 403(b) or 457 of the Internal Revenue Code. A mutual fund or other investment company must provide a certification by the Service of such Company's status as a regulated investment company under Section 851 of the Internal Revenue Code.

  Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a tax knows as the precompte. The precompte is paid by the distributing company to the French tax authorities. The amount of the precompte is equal to 50% of the net dividends before withholding tax.

  If a U.S. Resident Holder is not entitled to the avoir fiscal payment described above (or is entitled to only a partial payment of the avoir fiscal), such a holder generally may obtain from the French tax authorities a refund of precompte paid in respect of the dividends, less French withholding tax on the amount thereof, and the partial avoir fiscal, if any.

  For U.S. federal income tax purposes, the gross amount of any distribution as well as the gross amount of any avoir fiscal (or precompte) paid to a U.S. Resident Holder (before reduction for French withholding taxes) will generally be treated as a dividend to the extent paid or deemed paid out of the current or accumulated earnings and profits of ILOG (as determined for U.S. tax purposes) and will be included in gross income of the U.S. Holder as ordinary income in the year actually or constructively received. A dividend received deduction will generally not be allowed with respect to dividends paid by the Company. For purposes of determining the amount included in gross income, any distribution or avoir fiscal payment (or precompte refund) in Euros or French francs will be converted to U.S. dollars at the spot exchange rate on the date so included. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is included in income to the date such dividend payment is actually converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States.

  French withholding tax imposed on dividends paid by ILOG and imposed on related payments of avoir fiscal (or precompte) may, subject to certain generally applicable conditions and limitations, be taken as a deduction or as a foreign tax credit against such U.S. Holder's U.S. federal income tax liability. Dividends and related payments of avoir fiscal (or precompte) will, in most cases, be considered "passive income" from sources outside of the United States for purposes of these U.S. foreign tax credit provisions.

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

Foreign Currency Issues

  If dividends are paid in Euros or French francs, the amount of the dividend distribution to be included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in Euros or French francs, determined at a spot rate applicable to the date such dividend is to be included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is included in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

Item 8. Selected Financial Data

  The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," the Consolidated Financial Statements and related Notes thereto and other financial information appearing elsewhere in this Annual Report on Form 20-F. The selected statement of operations data set forth below for each of the years ended June 30, 2000, 1999 and 1998 and the balance sheet data at June 30, 2000 and 1999 have been derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, independent auditors, and included herein. The selected statement of operations data for the years ended June 30, 1997 and 1996 and balance sheet data at June 30, 1998, 1997 and 1996 are derived from audited financial statements not included herein.

                                           Year Ended June 30,
                                 --------------------------------------------
                                  2000     1999      1998     1997     1996
                                 -------  -------  --------  -------  -------
                                  (in thousands, except per share data)
Statement of Operations Data:
Revenues:
  License fees.................. $46,776  $38,657  $ 34,652  $23,053  $19,056
  Services......................  24,519   25,066    20,604   10,877    7,226
                                 -------  -------  --------  -------  -------
    Total revenues..............  71,295   63,723    55,256   33,930   26,282
Cost of revenues:
  License fees..................   1,065    1,149     1,183      917    1,105
  Services......................  13,090   14,429    10,867    6,015    4,500
                                 -------  -------  --------  -------  -------
    Total cost of revenues......  14,155   15,578    12,050    6,932    5,605
                                 -------  -------  --------  -------  -------
Gross profit....................  57,140   48,145    43,206   26,998   20,677
                                 -------  -------  --------  -------  -------
Operating expenses:
  Marketing and selling.........  35,625   31,531    27,290   21,724   17,461
  Research and development......  12,195    9,835     6,575    4,566    4,437
  General and administrative....   8,115    7,435     6,126    4,383    3,631
  Nouveau marche expenses.......     --       466       --       --       --
  Write-off of acquired
   intangible assets............     253    2,032    31,045      --       --
                                 -------  -------  --------  -------  -------
    Total operating expenses....  56,188   51,299    71,036   30,673   25,529
                                 -------  -------  --------  -------  -------
Income (loss) from operations...     952   (3,154)  (27,830)  (3,675)  (4,852)
Net interest income (expense)
 and other......................     794      114      (121)   1,124     (259)
                                 -------  -------  --------  -------  -------
Income (loss) before income
 taxes..........................   1,746   (3,040)  (27,951)  (2,551)  (5,111)
Income taxes....................    (566)    (130)      --       --       --
                                 -------  -------  --------  -------  -------
Net income (loss)............... $ 1,180  $(3,170) $(27,951) $(2,551)  (5,111)
                                 =======  =======  ========  =======  =======
Net income (loss) per share
  --basic....................... $  0.08  $ (0.23) $  (2.21) $ (0.30) $ (0.74)
  --diluted.....................    0.07    (0.23)    (2.21)   (0.30)   (0.74)
                                 =======  =======  ========  =======  =======
Shares and share equivalents
 used in per share
 calculations(1):
  --basic.......................  14,628   13,999    12,665    8,428    6,907
  --diluted.....................  17,855   13,999    12,665    8,428    6,907
                                 =======  =======  ========  =======  =======

--------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of Shares and Share equivalents used in per share calculations.

                                                       June 30,
                                        ---------------------------------------
                                         2000    1999    1998    1997    1996
                                        ------- ------- ------- ------- -------
                                                    (in thousands)
Balance Sheet Data:
Cash and cash equivalents.............. $20,316 $21,532 $20,101 $26,044 $ 4,977
Working capital........................  21,793  17,375  21,929  25,122   4,970
Total assets...........................  52,737  45,006  43,649  41,483  19,226
Convertible bonds......................     --      --      --      --    4,272
Other long term obligations............   1,969   3,879   5,979   1,134   2,364
Shareholders' equity...................  24,082  18,025  19,799  27,057   1,197

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

Overview

  ILOG develops, markets and supports advanced software components for user interface, resource optimization and business rules functions that are fundamental to the development of business applications. In 1988, the Company began shipping software components developed in the LISP programming language. In 1992, the Company started to transition its products to the C++ programming language and in 1997 to Java. In 1993, the Company began shipping ILOG Views, Solver, and Rules, which visualization, optimization and business rules product families represented 41%, 43% and 13% respectively of the Company's total license fee revenues in 2000. In August 1997 the Company acquired the business of CPLEX Optimization, Inc. ("CPLEX"), located in Incline Village, Nevada, which provides linear based optimization products written in C.

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

  The Company's software development efforts are based in France except for the CPLEX products, which are developed primarily in Incline Village, Nevada. The Company in 2000 and 1999 made significant investments in both new products and improving existing products resulting in research and development expenditures growing by 24% and 50% respectively over the previous year.

  The Company derives its revenues from the sale of development licenses to application developers and from run time or deployment licenses once applications are developed and deployed and related services. Revenues from license fees represented 66% and from services 34% of the Company's revenues in 2000. Services revenue consist of consulting to facilitate the adoption of the Company's products, maintenance and customer training. Consulting, maintenance and training accounted for 16%, 16% and 2%, respectively, of the Company's total revenues in 2000. Gross margins from license fees and revenues were 98% and 47% respectively in 2000.

  Approximately 30% of the Company's sales and 55% of the Company's expenses in 2000 were denominated in Euros or Euro equivalent currencies, with the remainder in U.S. dollars and, to a lesser extent, other currencies.

Results of Operations

  The following table sets forth certain items from the Company's consolidated statement of operations as a percentage of total revenues for the periods indicated:

                                                               Year Ended
                                                                June 30,
                                                             -----------------
                                                             2000  1999   1998
                                                             ----  ----   ----
Revenues:
  License fees..............................................  66%   61%    63%
  Services..................................................  34    39     37
                                                             ---   ---    ---
    Total revenues.......................................... 100   100    100
                                                             ---   ---    ---
Cost of revenues:
  License fees..............................................   2     2      2
  Services..................................................  18    22     20
                                                             ---   ---    ---
    Total cost of revenues..................................  20    24     22
                                                             ---   ---    ---
Gross margin................................................  80    76     78
                                                             ---   ---    ---
Operating expenses:
  Marketing and selling.....................................  50    49     50
  Research and development..................................  17    15     12
  General and administrative................................  11    12     11
  Nouveau marche expenses................................... --      1    --
  Write-off of acquired intangible assets...................   1     4     56
                                                             ---   ---    ---
    Total operating expenses................................  79    81    129
                                                             ---   ---    ---
Income (loss) from operations...............................   1    (5)   (51)
Net interest income (expense), income taxes and other.......   1   --     --
                                                             ---   ---    ---
Net income (loss)...........................................   2%   (5)%  (51)%
                                                             ===   ===    ===

 Revenues

  Total revenues increased to $71.3 million in 2000 from $63.7 million in 1999, and from $55.3 million in 1998, representing increases of 12% and 15%, respectively, over the previous year. The rate of growth in 2000 reflects the transition of the Company's channels of distribution from end users to ISVs, which have a longer selling cycle, and the impact of spending diversions by customers from new application development to Year 2000 readiness. The rate of growth in 1999 reflects the restructuring of the US sales organization and spending diversions by customers from new application development to Year 2000 readiness.

  During 2000, 1999 and 1998, revenues generated from customers in North America totaled approximately $32.0 million, $22.5 million and $22.4 million; in Europe $32.6 million, $34.5 million and $27.9 million; and Asia $6.7 million, $6.7 million and $5.0 million; respectively. The 43% growth in North American revenues and the 6% decrease in European revenues in 2000 over 1999 reflects the decline of the Euro and the transition of the Company's channel of distribution from end users to ISVs, which have a greater proportion located in North America, combined with the general strength of the internet driven economy in the U.S.

  In 2000, 1999 and 1998 SAP A.G. accounted for 10%, 13% and 7% of total revenues, respectively. Revenues from a single customer in a particular quarter can materially affect the Company's revenues and operating results for such period. See "Risk Factors--Fluctuations in Operating Results."

License Fees. Revenues from license fees increased to $46.8 million in 2000 from $38.7 million in 1999, and from $34.7 million in 1998 representing increases of 21% and 12%, respectively. These increases in license fees reflect the growing market acceptance of the Company's products and the expansion of the Company's product offerings. During this period, the Company was generally able to maintain the price levels of its products.

  Services. Revenues from services consist of consulting, maintenance and training. Consulting and training services are billed by the person day or on a fixed price basis. Maintenance services are typically available at an annual fee of 15% of the standard software list price. Cash related to maintenance contracts is generally received in advance while revenues are deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Revenues from services decreased to $24.5 million in 2000 from $25.1 million in 1999 and increased from $20.6 million in 1998, representing a decrease of 2% and an increase of 22%, respectively over the prior year. The decrease in revenues from services in 2000 over 1999 was due to lower consulting revenues reflecting spending diversions by customers from new application development to Year 2000 preparedness. The increase in revenues from services in 1999 over 1998 were due primarily to increased maintenance revenue.

 Gross Margin

  The following table sets forth the gross margin for both categories of revenues for 2000, 1999 and 1998:

                                                                    Year Ended
                                                                     June 30,
                                                                  ----------------
                                                                  2000  1999  1998
                                                                  ----  ----  ----
   Gross Margin:
     License fees................................................  98%   97%   97%
     Services....................................................  47    42    47
       Total revenues............................................  80    76    78

  License Fees. The Company's gross margin for license fees is currently affected by the pricing of its products as it relates to documentation and packaging costs. Cost of license fees, consisting primarily of documentation, packaging and freight expenses, remained level at $1.1 million in 2000 and 1999, and decreased from $1.2 million in 1998 representing 2%, 3% and 3% of revenues from license fees in 2000, 1999 and 1998, respectively. The payment of royalties to third parties is currently not a significant component of the cost of license fees; however, in the event the Company significantly increases the incorporation of third-party technology in its products, the payment of such royalties may have the effect of lowering gross margins.

  Services. The Company's gross margin for services is primarily impacted by the mix of consulting, maintenance and training revenues, where consulting and training revenues are relatively lower margin activities. The need for consulting and training services by the Company's customers to facilitate their adoption of the Company's products and the Company's ability to satisfy the demand for such services frequently has a direct impact on the Company's ability to generate license fees. Cost of services, consisting of employee-related expenses for these services, decreased to $13.1 million in 2000 from $14.4 million in 1999 and increased from $10.9 million in 1998. The services gross margin increased to 47% in 2000, from 42% in 1999 and 47% in 1998, respectively, reflecting primarily the proportion of the Company's consulting activities in relation to higher margin maintenance revenues.

 Operating Expenses

  Marketing and Selling. Marketing and selling expenses consist primarily of salaries and other payroll related expenses such as incentive compensation, promotional marketing activities, customer pre-sales technical support and overhead costs relating to occupancy. Marketing and selling expenses increased to $35.6 million in 2000 from $31.5 million in 1999 and from $27.3 million in 1998, representing 50%, 49% and 50% of total revenues, respectively. The level of marketing and selling expenses as a percentage of total revenues is attributable to the worldwide expansion of the Company's marketing and selling organization. The increase in marketing and selling expenses over the last three years is due primarily to sales and marketing headcount growth which increased to 204 at June 30, 2000 from 199 at June 30, 1999 and 177 at June 30, 1998. The increase in headcount resulted from growth in the U.S. and the opening of offices in Japan. The Company intends to continue the expansion of its sales and marketing organization to promote its products and provide customer support capability. Accordingly, the Company anticipates that marketing and selling expenses will continue to increase in absolute terms.

  Research and Development. Research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union to reduce the cost to the Company of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken and the related expenses are incurred. The following table sets forth research and development expenses and the amounts of government funding for 2000, 1999 and 1998:

                              Year Ended June 30,
                             ------------------------
                              2000     1999     1998
                             -------  -------  ------
                                 (in thousands)
   Gross research and
    development expenses...  $13,075  $10,576  $7,204
   Less government
    funding................     (880)    (741)   (629)
                             -------  -------  ------
   Research and development
    expense, net of
    funding................  $12,195  $ 9,835  $6,575
                             =======  =======  ======

  Research and development expenses increased to $12.2 million in 2000 from $9.8 million in 1999 and from $6.6 million in 1998, representing 17%, 15% and 12% of total revenues, respectively. The increases in research and development expenses was due to higher employment costs, the development of ILOG OPL Studio and ILOG Configurator in 1999 and significant upgrades to the Company's Visualization and Business Rules product lines in 2000. During 2000 research and development staffing increased by 6 to 112 at June 30, 2000. The Company has not capitalized any software development costs and all research and development costs have been expensed as incurred. See "Risk Factors--Risk of Loss of Government Research and Development Funding" and Note 1 of Notes to Consolidated Financial Statements.

  General and Administrative. General and administrative expenses consist primarily of personnel and related overhead costs for finance and general management. General and administrative expenses increased to $8.1 million in 2000 from $7.4 million in 1999 and from $6.1 million in 1998, representing 11%, 12% and 11% of total revenues, respectively. The increase in general and administrative expenses is due to increased staffing to support the Company's growth and changes in the Company's allowance for doubtful accounts. From June 30, 1997 to June 30, 2000, the number of the Company's employees engaged in general and administrative functions increased from 39 to 61.

  Nouveau Marche expenses. In December 1998 the Company listed its shares on Le Nouveau Marche stock exchange in Paris. The expense related to such listing totaled $0.5 million and was charged to results of operations at that time.

  Write-off of Acquired Intangible Assets. Write-off of acquired intangible assets of $0.3 million in 2000 relates to trademarks acquired from CPLEX in 1997. In 1999 $1.8 million was written-off relating to the acquisition of software in December 1998 that was utilized in the development of OPL Studio which was introduced in March 1999. Write-off of acquired intangible assets of $31.0 million in 1998 relates primarily to the expensing of software under development or earlier versions thereof nearing the end of their life cycle, which was acquired from CPLEX in 1997.

 Interest Income (Expense) and Other

  Net interest income (expense) and other totaled $0.8, $0.1 and $(0.1) million, in 2000, 1999 and 1998, respectively. In 2000 net interest income (expense) and other reflects primarily realized exchange gains with interest income and expense offsetting each other. In 1999 and 1998 net interest income (expense) and other reflects primarily interest expense arising from the promissory notes issued in connection with the CPLEX acquisition after offset of income from the Company's cash equivalent investments.

 Currency Fluctuations

  The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the U.S. dollar, the financial reporting currency. A significant portion of the Company's revenues and expenses are denominated in Euros or Euro equivalent currencies, and the remainder in U.S. dollars and other currencies. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on non-US dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in the Company's statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results.

  Under the Company's accounting policy for foreign currency translation, the results of the Company and each of its subsidiaries are measured in the currency in which that entity primarily conducts its business (the functional currency). The functional currencies of the Company and its subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation." All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at weighted average exchange rates of the year. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income (loss). The net exchange gain for 2000, 1999 and 1998 was $0.7, $0.2 and $0.1 million, respectively. These amounts represent transaction gains and are included in net interest income (expense) and other. To date, the Company has not undertaken hedging transactions to cover its currency transaction exposure but may undertake such transactions in a limited manner in the future. See Note 1 of Notes to Consolidated Financial Statements.

 Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes."

  Income tax expense in 2000 and 1999 was $0.6 million and $0.1 million respectively reflecting tax charges in certain sales subsidiaries that were profitable on a tax basis in those years.

  At June 30, 2000, the Company had net operating loss carryforwards from various tax jurisdictions of approximately $24.0 million, of which $8.8 million were in France with no expiration date and $9.9 million were in the U.S. expiring between 2000 and 2020 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

  As of June 30, 2000, a valuation allowance of $14.6 million had been provided against total deferred tax assets of $14.6 million (which consists primarily of the tax benefit of net operating loss carryforwards and the amortization of acquired intangible assets). The Company's expectation for realizing the deferred tax asset and the determination of the amount of the valuation allowance is based upon the existence of both taxable temporary differences and the likelihood of sufficient taxable income in the carryforward period of certain jurisdictions.

Liquidity and Capital Resources

  Over the last three years, the Company has financed its operations, investments in capital equipment and intangible assets acquired from CPLEX through the issuance of equity securities for approximately $20.0 million and $5.0 million of loans from the CPLEX vendors.

  The Company has lines of credit with a French bank allowing for a maximum borrowing of approximately $2.9 million available until May 1, 2001. At June 30, 2000, $1.6 million was outstanding under this facility. The lines of credit bear interest at the rate of EURIBOR (offer rate determined by the Banking Federation of the European Union) plus 1.5%, which at June 30, 2000, corresponded to an effective rate of 6.1%.

  As of June 30, 2000 and 1999, the Company had cash and cash equivalents of $20.3 million and $21.5 million, respectively, and working capital of $21.8 million and $17.4 million, respectively. The net cash decrease of $1.2 million in 2000 was due to $3.0 million used by operating activities encompassing a net decrease in working capital items, $1.5 million of property and equipment expenditure, $2.0 million in loan repayments, and $1.0 million exchange rate effect less $6.3 million received for shares issued in connection with employee stock option and purchase plans.

  Accounts receivable increased to $23.4 million at June 30, 2000 from $14.8 million at June 30, 1999. The increase in accounts receivable reflects the growth in revenues in the period and payment terms being offered to certain customers.

  In 1999 the Company was provided cash from operations of $5.0 million reflecting the changes in working capital offsetting the operating loss for the year. In 1998 the Company was provided cash from operations of $1.6 million reflecting the Company's operating profitability before the write-off of acquired intangible assets and after adjusting for changes in working capital.

  The Company's investing activities have consisted primarily of expenditure on fixed assets, which totaled $1.5 million, $2.4 million and $1.9 million in 2000, 1999 and 1998, respectively. In 1998, as part of the CPLEX acquisition the Company also acquired $31.8 million of intangible assets consisting primarily of software products under development or earlier versions thereof nearing the end of their life cycle. As a result, $31.0 million thereof was written-off in 1998.

  In 2000, 1999 and 1998, the Company's financing activities provided $4.3 million, $1.0 million and $10.7 million respectively. In 2000, $6.3 million was from the issuance of shares under employee share option and share plan, in 1999 $2.0 million was from the issuance of shares under employee share option and share purchase plans, and in 1998 $10.5 million was from the issuance of shares to SAP A.G. for cash.

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

  The Company has commenced planning and the training of its personnel to handle the currency change and in addition the Company is also assessing the impact of the Euro on its internal IT and non-IT systems. The Company plans to implement a new enterprise accounting system in 2001 and modify certain existing systems to accommodate the introduction of the Euro. The Company believes that such systems and system modifications will aid in ensuring that it will be able to accommodate the accounting and reporting requirements of the new currency.

  The Company does not expect to have to make major investments to handle the changeover, other than in IT systems. There however can be no assurance that new systems will be introduced or existing systems modified in a timely and/or effective manner such that the Company will be able to properly handle the changeover to the Euro without causing a disruption to its business processes and operations, which in turn may result in a material adverse effect on the Company's business, financial condition and results of operations.

                                 RISK FACTORS

  In addition to the other information contained and incorporated by reference in this Form 20-F, the following factors should be carefully considered in evaluating the Company and its business:

History of Losses; Accumulated Deficit; Future Operating Results Uncertain

  The Company has incurred net losses in four of the last five fiscal years. As of June 30, 2000, the Company had an accumulated deficit of approximately $41.6 million. There can be no assurance that the Company will be profitable on a quarterly or annual basis in the future. The Company's operating history and the relative immaturity of its market, together with the factors described under "Fluctuations in Operating Results" and "Seasonality of Operating Results," make the prediction of future operating results impossible. The Company's past financial performance should not be considered indicative of future results. The Company has experienced revenue growth in recent periods and a slow-down in the rate of growth in 2000 and 1999. There can be no assurance that the Company's revenues will continue to increase or will not decrease. Future operating results will depend on many factors, including the growth of the market for the Company's object oriented components, demand for the Company's products and services, the level of competition, the Company's success in expanding its direct sales force and indirect distribution channels, and the ability of the Company to develop and market new products and product enhancements and to control costs, as well as general economic conditions. See "Fluctuations in Operating Results," "Risk of Loss of Government Research and Development Funding," "Seasonality of Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

Fluctuations in Operating Results

  The Company's operating results have varied significantly in the past and may vary significantly in the future, on a quarterly and an annual basis, as a result of a number of factors, many of which are outside the Company's control. These factors include demand for the Company's products and services, the size, timing and structure of significant licenses and/or royalty payments by customers, cost overruns on the Company's fixed price consulting contracts, changes in the mix of products and services licensed or sold by the Company, product life cycles, the publication of opinions about the Company, its products and object oriented technology by industry analysts, changes in pricing policies by the Company or its competitors, changes in the method of product distribution (including the mix of direct and indirect channels), customer order deferrals in anticipation of product enhancements or new product offerings by the Company or its competitors, customer cancellation of major planned software development programs, the grant of research and development expense reimbursements by government agencies and the timing of such research and development reimbursements. Moreover, declines in general economic conditions, could precipitate significant reductions in corporate spending for information technology, which could result in delays or cancellations of orders for the Company's products. The Company's expense levels are relatively fixed and are based, in significant part, on expectations of future revenues. Consequently, if revenue levels are below expectations, expense levels could be disproportionately high as a percentage of total revenues, and operating results would be immediately and adversely affected. The Company has historically operated with little backlog because its products are generally shipped as orders are received. As a result, revenues from license fees and/or royalties in any quarter are substantially dependent on orders booked and shipped in that quarter and on sales by the Company's ISVs, distributors and other resellers. Sales derived through indirect channels are harder to predict and may have lower margins than direct sales. The Company also believes that the purchase of its products is relatively discretionary as was experienced in 2000 and 1999 when its customers shifted their spending from new applications to Year 2000 readiness and generally involves a significant commitment of a customer's capital resources. Therefore, any downturn in any potential customer's business would have a significant impact on the Company's revenues and quarterly results. In addition, the Company has historically recognized a substantial portion of its revenues from sales booked and shipped in the last month of a quarter such that the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a particular quarter. Because a number of the Company's individual orders and/or royalties are for significant revenue, the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are relatively fixed, the failure to ship a significant order in a particular quarter could substantially adversely affect revenues and operating results for such quarter. To the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. Revenues are difficult to forecast because the market for the Company's products is rapidly evolving. The Company may choose to reduce prices or increase spending in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require the Company to invest significantly greater resources in research and development efforts, the Company's future operating results may be adversely affected. Due to these and other factors, the Company's quarterly revenues, expenses and operating results could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. There can be no assurance that the Company will be able to grow in future periods or that it will be able to sustain its level of revenues o its rate of revenue growth on a quarterly or annual basis. See "Risks Associated with Sales Cycle," "Risk of Loss of Government Research and Development Funding" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

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

  Sales of licenses and/or royalty receipts are subject to a number of risks over which the Company has little or no control, including customers' budgetary constraints, customers' internal acceptance reviews, the success and continued internal support of customers' own development efforts, the efforts of ISVs and distributors and the possibility of cancellation of projects by customers. The uncertain outcome of the Company's and/or ISV's sales efforts and the length of its sales cycles could result in substantial fluctuations in operating results. If sales and/or royalties forecasted from a specific customer for a particular quarter are not realized in that quarter, the Company is unlikely to be able to generate revenues from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of some orders or royalties, a lost or delayed sale could have a material adverse effect on the Company's quarterly operating results. Moreover, to the extent that significant sales occur earlier than expected, current operating results and/or those of subsequent quarters may be adversely affected. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

Risk of Loss of Government Research and Development Funding

  The Company has received significant amounts of research and development funding from the European Union and, to a lesser extent, agencies of the French government, which approximated $880,000, $741,000 and $629,000 for 2000, 1999 and 1998, respectively. Such funding has been netted against, and has therefore reduced, the Company's reported research and development expenses on a dollar for dollar basis. Relevant authorities award research and development funding on a discretionary basis based on applications made by the Company for specific product related projects. The Company has contracts that provide for additional research and development funds through June 2002 based upon recent funding applications. However, there can be no assurance that any future grants will be made. Failure to receive future funding, a reduction in existing levels of funding, or delays in receipt of additional funding may cause the Company's research and development expenses to increase and may adversely affect the Company's operating results on a dollar for dollar basis. See "Fluctuations in Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

Seasonality of Operating Results

  A significant proportion of the Company's sales come from Europe. Similar to many companies in the software industry with significant sales outside of the U.S., the Company generally realizes lower revenues (i) in the September quarter than in the immediately preceding quarter due primarily to reduced economic activity in Europe in the summer months; and (ii) to a lesser extent, in the March quarter compared to the immediately preceding quarter due to the concentration by some customers of purchases in the fourth quarter of the calendar year, and their consequently lower purchasing activity during the following quarter. See "Fluctuations in Operating Results" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

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

Product Concentration Risk

  The Company currently generates approximately 87% of its total license fees from the ILOG visualization and ILOG optimization product families. The Company expects that revenues from these two product families will continue to represent a substantial portion of its total license fees for the foreseeable future. As a result, any factor adversely affecting licenses of either ILOG Views, ILOG Solver or ILOG CPLEX would have a material adverse effect on the Company's business, operating results and financial condition. The Company's future financial performance will depend in significant part on the Company's successful development and introduction, and customer acceptance, of new and enhanced versions of is visualization and optimization products. In addition, to the extent that competitive pressures or other factors result in significant price erosion on these products, the Company's results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations," "Business Products" and "Competition."

Competition

  The Company believes that the primary competitive factors in its markets are product performance and features, sales and distribution capabilities and total cost. The Company's present direct competitors include a number of private and public companies such as Brokat A.G., Cosytech, Dash Associates Limited, Dash Optimization, Inc., Dynatech Corporation, IBM, Selectica, Inc., SL Corporation, Trilogy Software, Inc., and 2order.com. The Company also competes with companies that provide packaged software with respect to specific applications. In addition, virtually all of the Company's customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing the Company's current or proposed components. This would eliminate their need for the Company's services and components and limit future opportunities for the Company. The Company therefore is required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products. The Company expects to face additional competition from other established and emerging companies if the market for its components continues to develop and expand. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by the Company's products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain prices for its products at levels that will enable the Company to market its products profitably. Any decrease in prices, as a result of competition or otherwise, could have a material adverse effect on the Company's business, operating results and financial condition.

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

  In addition, there can be no assurance that the Company's sales and marketing organization will be able to compete successfully against the significantly more extensive and better funded sales and marketing operations of many of the Company's current and potential competitors. The Company's inability to develop and manage its sales and marketing force expansion effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Description of Business--Sales and Marketing."

Dependence on Key Personnel

  The Company's future success will depend in significant part upon the continued service of its key technical, sales and senior management personnel, including the Company's President and Chief Executive Officer, Pierre Haren. The Company is particularly dependent upon its technical personnel with expertise in object oriented technology. The loss of the services of one or more of the Company's key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success will depend on its ability to attract, integrate, train, motivate and retain highly qualified technical, sales and managerial personnel, and there can be no assurance that the Company will be able to do so. Competition for such personnel is intense, especially the competition for technical personnel with expertise in object oriented technology. The Company expects that such competition will continue for the foreseeable future, and may intensify. If the Company is unable to hire qualified personnel on a timely basis in the future, the Company's business, operating results and financial condition would be materially adversely affected. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect upon the Company's business, operating results and financial condition. See "Description of Business--Sales and Marketing, Employees" and "Directors and Officers of Registrant."

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

Risks Associated with Worldwide Operations

  The Company's engineering and research and development operations are located in France except for the CPLEX products which are primarily developed in Incline Village, Nevada, and its sales and marketing operations are located on three continents. The geographic distance between these locations has in the past led, and could in the future lead, to logistical and communications difficulties. There can be no assurance that the geographic, time zone, language and cultural differences between the Company's French, North American and Asia personnel and operations will not result in problems that materially adversely affect the Company's business, operating results and financial condition. Further, the Company's operations may be directly affected by economic and political conditions in the countries where the Company does business.

  The Company expects to commit additional time and resources to expanding its worldwide sales and marketing activities, localizing its products for selected markets and developing local sales and support channels. There can be no assurance that such efforts will be successful. Failure to sustain or increase worldwide revenue, especially in North America and Asia, could have a material adverse effect on the Company's business, operating results and financial condition. Worldwide operations are subject to a number of risks, including the costs of localizing products for different countries, longer accounts receivable collection periods in certain geographic regions, especially Europe, and greater difficulty in accounts receivable collections, unexpected changes in regulatory requirements, dependence on independent resellers and technology standards, import and export restrictions and tariffs, difficulties and costs of staffing and managing international operations, potentially adverse tax consequences, political instability, the burdens of complying with multiple, potentially conflicting laws and the impact of business cycles and regional economic instability. Approximately 30% of the Company's sales and 55% of the Company's expenses in 2000 were denominated in Euros or Euro equivalent currencies, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the Euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Description of Business--Sales and Marketing."

Management of Potential Growth

  The Company has recently experienced a period of growth in revenues and employees that has placed a significant strain on its management systems and resources. Further increases in the number of employees are anticipated in 2001. Much of this growth has occurred and will occur in North America and Asia, thus increasing the Company's need for information and communication systems. The Company's ability to manage any future growth effectively will require it to continue to improve its operational, financial and management controls, accounting and reporting systems and procedures and other internal processes, and there can be no assurance that the Company will be able to make such improvements in an efficient and timely manner or that such improvement will be adequate. If the Company's management is unable to manage growth and change effectively, the Company's business, operating results and financial condition could be materially adversely affected.

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

Currency Fluctuations

  The Company publishes its financial statements in U.S. dollars. The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the U.S. dollar, the financial reporting currency. Approximately 30% of the Company's sales and 55% of the Company's expenses in 2000 were denominated in Euros or Euro equivalent currencies, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the Euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Description of Business--Sales and Marketing." Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on the non-U.S. dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in the Company's statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. To date, the Company has not undertaken hedging transactions to cover its currency transaction exposure but may undertake such transactions in a limited manner in the future. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures about Market Risk."

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

Control by Officers and Directors; Factors Inhibiting Takeover

  As of September 30, 2000, the Company's executive officers and directors and their affiliates beneficially owned approximately 11% of the Company's Shares. As a result, such persons and entities, acting together, may have the ability to control the Company and direct its affairs and business. The concentration of ownership of the Company's Shares may have the effect of delaying, deferring or preventing a change in control of the Company.

  Pursuant to the Company's charter or statuts, the members of the Company's Board of Directors each serve for a three-year term. One-third of the directors are elected every year, which may make it more difficult for the Company's shareholders to replace the Board of Directors. The Board of Directors may also be authorized in the part by the shareholders of the Company to effect increases in the Company's share capital in the context of a tender offer or exchange offer for the securities of the Company, which could have an anti-takeover effect. A new authorization will be submitted to the next shareholders' meeting. See "Directors and Executive Officers" and "Control of Registrant."

Enforceability of U.S. Judgments against French Corporations, Directors and Officers

  Judgments of U.S. courts, including judgments against the Company or its directors or officers, predicated on the civil liability provisions of the federal securities laws of the U.S. may not be enforceable in the Republic of France.

No Dividends

  The Company has not paid any cash dividends on its share capital to date. The Company currently anticipates that it will retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in French francs or Euros and under the French Company Law (the "French Law") and the Company's statuts, may only be paid from pre-consolidated net income, as increased or reduced, as the case may be, by any net income or loss of ILOG carried forward from prior years.

Certain Matters Related to French Companies; Acquisitions, Mergers and Corporate Reorganizations.

  As a French societe anonyme, the Company will be subject to certain requirements not generally applicable to corporations organized in U.S. jurisdictions. Among other things, holders of ADSs will be subject to voting procedures that are more complicated than for U.S. jurisdictions. The Company's ability to increase its share capital is subject to shareholder approval at an extraordinary shareholders' meeting. Shareholder approval must in any event be obtained for any issuances of share capital in connection with a merger even if the Company is the surviving entity, or an acquisition of assets in exchange for shares of the Company. In the case of an extraordinary general meeting, the presence, in person or by proxy, of shareholders holding one-third of the Shares upon first notice and one-quarter of the Shares upon second notice is required for a quorum. The complicated voting procedures under French Law, coupled with the increasing practice of ADS holders not to exercise their voting rights, may prevent the Company from obtaining a quorum for future shareholders' meetings and thereby impair the ability of the Company to take any action such as the approval of acquisitions, mergers and/or corporate reorganizations that requires shareholder approval.

Item 9A. Quantitative and Qualitative Disclosures About Market Risk

  Approximately 30% of the Company's revenues and 55% of the Company's expenses in 2000 were denominated in Euros or Euro equivalent currencies, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the Euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms. For the year ended June 30, 2000, the effect of a 10% hypothetical uniform strengthening in the value of the Euro relative to the U.S. dollar would result in an increase in revenues of $3.2 million and expenses of $4.1 million with a decrease in operating income and a decrease of other income of approximately $0.9 million and decrease of earnings per share of $0.05. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Description of Business--Sales and Marketing."

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

  The Board currently has two committees: the Audit Committee, currently composed of Pascal Brandys (since October 25, 2000) and Marc Fourrier, and a Compensation Committee, currently composed of Fredric Harman and Marc Fourrier. From September 22, 1999 until July 25, 2000 Jean-Francois Abramatic served on the Audit Committee. The Audit Committee primarily reviews with management and the Company's independent auditors the internal accounting procedures and quarterly and annual financial statements of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee determines the compensation of Pierre Haren, the Chairman and Chief Executive Officer of the Company, and the other executive officers of the Company and makes recommendations as to the implementation of the Company's stock option and other employee benefits plans. Each of the Committees makes recommendations to the Board of Directors for final decision by the Board.

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

  The following table sets forth the names, ages and positions of the directors and executive officers of ILOG as of September 30, 2000:

   Name                      Age Position with the Company
   ----                      --- -------------------------
   Pierre Haren.............  47 Chairman and Chief Executive Officer

   Jean-Francois Abramatic..  51 Senior Vice President, Research and
                                 Development

   Patrick Albert...........  44 Chief Technology Officer

   Eric Brisson.............  35 Vice President and General Manager
                                 Telecommunications Business Division

   Christian Deutsch........  55 Vice President, Customer Support and
                                 Administration

   Roger Friedberger........  49 Chief Financial Officer

   Bounthara Ing............  37 Vice President and General Manager Industry
                                 Solutions Division

   Janet Lowe...............  42 Vice President and General Manager ILOG Direct

   Todd Lowe................  44 Director, Executive Vice President and General
                                 Manager Value Chain Management Business
                                 Division

   William Scull............  47 Vice President of Worldwide Marketing

   Michel Alard.............  46 Director

   Pascal Brandys...........  41 Director

   Philippe Claude..........  52 Director

   Edouard Efira............  52 Director

   Marc Fourrier............  46 Director

   Fredric Harman...........  40 Director

  Pierre Haren is a founder of the Company and was its Managing Director from 1987 to December 1995, when he was appointed Chairman and Chief Executive Officer of the Company. Prior to founding ILOG, Mr. Haren spent four years in charge of the SMECI Expert System Shell Project with the Institut National de Recherche en Informatique et en Automatique ("INRIA") following a three-year term directing the investment department of the French Ministry of the Sea. He is also a Director of IPSOS S.A. Mr. Haren received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussees in 1978. He received his M.S. from Massachusetts Institute of Technology ("MIT") in 1978 and Ph.D. from MIT in Civil Engineering in 1980. Mr. Haren's term on the Board of Directors expires in 2002.

  Jean-Francois Abramatic has served as Senior Vice President, Research and Development of the Company since July 2000 and as a Director of the Company from December 1994 to July 2000. Since September 1996, Mr. Abramatic has been the Chairman of the International World Wide Web Consortium and from September 1996 to July 2000 he was an Associate Director of the MIT Laboratory of Computer Science. From September 1997 to July 2000 Mr. Abramatic was INRIA's Director of Development and Industrial Relations and from 1992 to September 1997 its Director of Development. Abramatic received an Engineering degree from Ecole des Mines, Nancy in 1971 and a Ph.D. from the University of Paris VI in 1980.

  Patrick Albert is a founder of the Company and has been its Chief Technology Officer since July 1996, having previously held the position of Vice President of Research and Development since 1990. Mr. Albert was head of the Expert System Shell Department of Groupe Bull prior to joining the Company in 1987. Mr. Albert received a Master of Science degree in Information Technology from the University of Paris VII in 1982.

  Eric Brisson has served as Vice President and General Manager Telecommunications Business Division of the Company since August 2000 previously having held the position of Worldwide Director, Professional Services of the Division since July 1999. From July 1998 to July 1999 he served as a Consulting Manager and since September 1995 as a Senior Consultant and Software Developer of the Company. From 1991 to September 1995 he was a Research Engineer at CSTB, French government research center. Mr. Brisson received a Bachelor's degree in Computer Science at the University of Nice in 1988 and a Master's degree in Computer Science at the University of Paris in 1990.

  Christian Deutsch has served as Vice President, Customer Support and Administration of the Company since August 2000 previously holding the position of Manager, Corporate Business Development since January 1998. From 1974 to 1997 he was Chief Executive and Technical Officer of OPEFORM, an information technology consulting company for the transportation industry, which he co-founded. Mr. Deutsch received in 1968 a Master's degree and in 1977 a Ph.D. in Advanced Mathematics from the University of Paris.

  Roger Friedberger has served as Chief Financial Officer of the Company since May 1996. From 1988 through March 1996, he served as Senior Vice President, Chief Financial Officer and Secretary of Insignia Solutions plc, a software company. Mr. Friedberger graduated from the University of Leeds, England in 1972 with a Bachelor of Commerce degree in Accounting and Law. He is a certified public accountant in California and a member of the Institute of Chartered Accountants in England and Wales.

  Bounthara Ing has served as Vice President and General Manager Industry Solutions Division of the Company since July 1999, as President of ILOG KK Japan since September 1997, and as Managing Director of ILOG Pte. Ltd. Singapore since January 1994. He joined the Company in 1988 as Manager of the Graphic Department. Mr. Ing received an Engineering degree from Ecole Centrale de Paris in 1986.

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

  Todd Lowe has served as a Director of the Company since August 1997, and as the Company's Executive Vice President and General Manager Value Chain Management Business Division since July 1999, having previously held the position of Executive Vice President CPLEX and ILOG Direct since July 1998. From August 1997 until June 1998 he was the Company's Executive Vice President, CPLEX business. From 1988 until 1997 he was President of CPLEX Optimization, Inc. He received a Chemical Engineering degree from the University of California. Mr. Lowe's term on the Board of Directors expires in 2000, but will be extended to 2003 upon ILOG shareholder approval at its Ordinary General Meeting to be held on December 18, 2000.

  William Scull has served as Vice President of Worldwide Marketing of the Company since September 1997. From October 1993 until September 1997, Mr. Scull was president of Catalyst Consultants, a strategic marketing consulting firm based in Los Altos, California. From November 1988 until September 1993, Mr. Scull was at Tandem Computers where his most recent position was as Director of Corporate Development, New Ventures. Mr. Scull received an M.B.A. from Stanford University in 1981 and a Master of Science degree in Engineering from MIT in 1979.

  Michel Alard has served as a Director of the Company since July 2000. Mr. Alard is Chairman of the Board of Directors of Wavecom S.A. which he co-founded in 1993. Previously from 1988 he was a project manager at Matra Communications. Mr. Alard received degrees from Ecole Polytechnique in 1976 and from the Paris Telecommunications Engineering School in 1978. Mr. Alard's term on the Board of Directors expires in 2000, but will be extended to 2003 upon ILOG shareholder approval at its Ordinary General Meeting to be held on December 18, 2000.

  Pascal Brandys has served as a Director of the Company since September 1998. Mr. Brandys has been Chairman of the Board of Directors of Genset S.A. since he co-founded it in 1989 and its Chief Executive Officer until July 2000. Since 1997, Mr. Brandys has served as President of France Biotech, the association of French biotechnology companies. Mr. Brandys graduated from the Ecole Polytechnique in 1980, received an M.S. in Economic Systems from Stanford University in 1982 and an M.S. in Civil Engineering from the Ecole Nationale des Ponts et Chaussees in 1983. Mr. Brandys's term on the Board of Directors expires in 2000, but will be extended to 2003 upon ILOG shareholder approval at its Ordinary General Meeting to be held on December 18, 2000.

  Philippe Claude has served as the permanent representative of Atlas Venture Europe Fund B.V., a Director of the Company, since January 1995, and was appointed a Director of the Company in his individual capacity in September 1996. Mr. Claude has been a General Partner of Atlas Venture, a venture capital firm, since January 1993. Prior to joining Atlas Venture Group, he had been a general partner of Partech International since 1987. Mr. Claude graduated from the University of Brussels, Solvay School in 1971 and received an M.B.A. from Oregon State University in 1973. Mr. Claude's term on the Board of Directors expires in 2002.

  Edouard Efira has served as a Director of the Company since May 2000 and from August 1997 to September 1998. Since July 2000 he has served as Chief Executive Officer of Quadratec, a French software company. From July 1999 to May 2000 he served as the Company's Executive Vice President, Corporate Business Development, having previously served as Executive Vice President International Strategic Alliances and Business Development since January 1997. From May 1996 to January 1997, he was Chief Operating Officer of the Company and, from January 1989 to May 1996, he was Director of International Sales. Mr. Efira's term on the Board of Directors expires in 2000, but will be extended to 2003 upon ILOG shareholder approval at its Ordinary General Meeting to be held on December 18, 2000.

  Marc Fourrier has served as a director of the Company since April 1987. Mr. Fourrier is President of Delphis, a holding company that specializes in the creation and development of high technology companies. From 1988 to June 1997, Mr. Fourrier was a principal of Cleversys S.A., a consulting firm which specializes in information technology. He is also a Director of Wavecom S.A. Mr. Fourrier received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussees in 1978, and an M.S. from MIT in 1978. Mr. Fourrier's term on the Board of Directors expires in 2001.

  Fredric Harman has served as the permanent representative of Oak Management Corporation, a director of the Company, since December 1994, and was appointed a director of the Company in his individual capacity in September 1996. Mr. Harman is a General Partner of Oak Investment Partners, a venture capital firm. Mr. Harman was formerly with Morgan Stanley where he was a General Partner of Morgan Stanley Venture Partners, L.P., a venture capital firm. He is also a Director of Avenue A, Inc., ClickSoftware, Inc., Inktomi Corporation, InterNAP Network Services, Primus Knowledge Solutions and Quintus Corporation. Mr. Harman received his B.S. and an M.S. in Electrical Engineering from Stanford University in 1983, and an M.B.A. from the Harvard Graduate School of Business in 1987. Mr. Harman's term on the Board of Directors expires in 2001.

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

Item 11. Compensation of Directors and Officers

  The aggregate amount of compensation of all executive officers of ILOG as a group (11 persons) paid or accrued for services in all capacities for the year ended June 30, 2000 was approximately $2.2 million. In accordance with French law only shareholders may determine directors fees paid to the Board of Directors. The Board of Directors then has full and discretionary authority to decide the allocation of the directors' fees authorized by the shareholders among its members. The shareholders of the Company have not authorized the payment of any directors fees for 2000.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

  The Company has various employee stock option, employee purchase plans and Stock warrant plans currently in effect. The following is a summary description of each of the Company's plans.

  The 1992 Stock Option Plan. In general meetings held in 1992 and in 1993, the shareholders of the Company authorized the Board of Directors to grant options with respect to an aggregate of 614,275 Shares at a price to be determined by the Board of Directors on the date of grant based on the net assets of the Company and increased by a reasonable estimate of the future profitability of the Company (the "1992 Plan"). The Board of Directors were able to grant options under the 1992 Plan until June 1998. Under the 1992 Plan, options become exercisable for a period of five years following the date of grant subject to vesting on the basis of one-fourth of the Shares upon the date of grant, and one-fourth in each of the three following years. As of September 30, 2000, options with respect to an aggregate of 19,651 Shares were outstanding under the 1992 Plan at exercise prices ranging from FF12.80 per share to FF32.00 per share.

  The 1996 Stock Option Plan. In 1994, the shareholders of the Company authorized the Board of Directors to grant until November 23, 1999 up to 500,000 options at a price to be determined by the Board of Directors on the date of grant based on the net assets of the Company, a reasonable estimate of its future profitability and its future development prospects (the "1994 Plan"). In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the "Code") for the granting of incentive stock options, the Company decided to adopt a new plan (the "1996 Plan"), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders on May 30, 1996, and on that date 600,000 Shares, on October 17, 1996, 200,000 Shares, on August 20, 1997, 1,600,000 Shares, on December 17, 1997, 500,000 Shares and on August 31, 1998, 1,000,000 Shares, were added to the 1996 Plan with respect to which options may also be granted by the Board of Directors until November 23, 1999. Following the approval by shareholders of the 1998 Plan (see below) 1,000,000 shares authorized for the 1996 Plan were transferred to the 1998 Plan. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant of options and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to the Company. As of September 30, 2000, options with respect to an aggregate of 2,245,507 Shares were outstanding at exercise prices ranging from FF12.80 to FF88.79.

  The 1998 Stock Option Plan. On November 4, 1998 the shareholders approved the 1998 Stock Option Plan, to succeed the 1996 Stock Option Plan and at that time 1,000,000 options previously authorized for the 1996 Plan were transferred to the 1998 Plan. In addition on September 21, 1999, 900,000 Shares and on October 18, 2000, 1,250,000 Shares were authorized with respect to which options may be granted by the Board of Directors. The 1998 Stock Option Plan is identical to the 1996 Stock Option Plan except that it expires in 2003. As of September 30, 2000, options with respect to an aggregate of 1,669,972 Shares were outstanding at exercise prices ranging from FF43.95 to FF314.86, and options to purchase 175,176 Shares remained available for grant under the 1998 Plan.

  As of September 30, 2000, options to purchase an aggregate of 918,278 Shares were held by executive officers of the Company as a group (10 persons). Under French Law, the Company cannot grant options to members of the Board of Directors (other than the Chairman, Chief Executive Officer or Managing Director) who are not employees.

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

  The Company has not recorded a liability for social charges which may be assessed for options granted as of June 30, 2000 as the liability, being dependent on future values of the Company's shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares in less than a five year period.

  For options granted after the adoption of the new law, the Company has decided to subject such options to a minimum holding period of the underlying shares, whereby French optionees will not be allowed to sell or dispose of the shares before the expiration of a 5-year period from the grant date.

  1996 International Employee Stock Purchase Plan. In October 1996, the shareholders of the Company approved the Company's International Employee Stock Purchase Plan (the "Purchase Plan") and renewed such approval in October 2000 which reserves a total of 300,000 Shares for issuance thereunder for a period of two years from the date of renewed approval by the Company's shareholders. The Purchase Plan permits eligible employees to acquire Shares in the form of ADSs through payroll deductions. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Purchase Plan is implemented by consecutive offering periods. Except for the initial offering, each offering under the Purchase Plan will be for a period of six months (the "Offering Period") commencing on February 1 and August 1 of each year. The first Offering Period began on February 14, 1997 being the date on which price quotations for the ADSs corresponding to the Shares were first available on the Nasdaq National Market and ended on July 31, 1997. The Board of Directors has the power to set the beginning of any Offering Period and to change the duration of Offering Periods without shareholder approval, provided that the change is announced at least 15 days prior to the scheduled beginning of the first Offering Period to be affected. Eligible employees may select a rate of payroll deduction up to 10% of their compensation, up to an aggregate total payroll deduction not to exceed $21,250 in any calendar year. The purchase price for ADSs purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's ADSs on the first day of each applicable Offering Period and on the last day of such Offering Period.

  1996 French Employee Savings Plan. The Company's 1996 French Employee Savings Plan (the "Savings Plan"), which was approved by the Company's shareholders in October 1996, and renewed such approval in October 2000 reserves a total of 300,000 Shares for issuance thereunder for a period of two years from the date of such renewed approval. The Savings Plan permits eligible employees primarily to make contributions for purposes of purchasing shares in investment funds managed for the Company on behalf of employees, or to acquire Shares issued by the Company itself. The Savings Plan is intended to qualify as an Employee Savings Plan under Article 443-1 et. seq. of the French Labor Code. The Savings Plan is funded by an annual contribution made on behalf of employees from a special employee profit-sharing reserve, by voluntary contributions made by employees, by discretionary supplemental contributions made by the Company, and by the reinvestment of revenues and capital gains from investments in the Savings Plan prior to distribution. In accordance with the French Labor Code, voluntary contributions in any one calendar year for an eligible employee may not exceed 25% of such employee's gross annual salary. The price for Shares of the Company purchased under the Savings Plan is 80% of the mean of the fair market value of the Company's ADSs as quoted on the Nasdaq National Market or the Nouveau Marche in the twenty trading days preceding the Board of Directors' decision to issue Shares to eligible employees under the Savings Plan. Investments made on behalf of eligible employees may be distributed on the first day of the fourth month of the fifth fiscal year following the year in which investment fund shares or Shares of the Company were purchased. The Savings Plan is automatically renewed each year unless otherwise terminated by the Company.

  As of September 30, 2000 the Company had issued 65,286 and 199,771 Shares under the Purchase Plan and Savings Plan, respectively since December 1999.

 Warrants for non-executive Directors

  Pursuant to resolutions adopted on September 21, 1999 and October 18, 2000, the shareholders have authorized the Board to issue warrants for the purchase of Shares in the Company, of up to a total of 40,000 Shares which are to be reserved for issuance to the non-executive Directors. On September 22, 1999, warrants to purchase 20,000 Shares were granted to 5 non-executive Directors of which 16,000 were outstanding as of September 30, 2000. Such warrants may be exercised at any time until September 21, 2004 at a price of 7.55 Euros or FF 49.52 per share.

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

  In December 1998, the Company's U.S. subsidiary extended a loan at the rate of 4.47% per annum in the amount of $65,997 to Mr. Edouard Efira, a director and a former executive of the Company. The loan was repaid in 2000.

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

  None

                                   SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ILOG S.A.
                                          Chief Financial Officer

Dated: October 31, 2000

                                   ILOG S.A.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................. F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Operations...................................... F-4

Consolidated Statements of Shareholders' Equity............................ F-5

Consolidated Statements of Cash Flows...................................... F-6

Notes to Consolidated Financial Statements................................. F-7

                        REPORT OF INDEPENDENT AUDITORS

The Directors and Shareholders
ILOG S.A.

  We have audited the accompanying consolidated balance sheets of ILOG S.A. and subsidiaries as of June 30, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ILOG S.A. and subsidiaries at June 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with generally accepted accounting principles in the United States.

                                          ERNST & YOUNG Audit

                                          [Signature of John Mackey]
                                          Represented by
                                          John Mackey

Paris, France
July 31, 2000

                                   ILOG S.A.

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except for share data)

                                                                June 30,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
                          ASSETS
                          ------

Current assets:
  Cash and cash equivalents................................ $ 20,316  $ 21,532
  Accounts receivable (less allowance for doubtful accounts
   of $691 and $941 at June 30, 2000 and 1999
   respectively)...........................................   23,393    14,839
  Value-added tax collectible on accounts receivable.......    1,539     1,248
  Other receivables........................................    2,363     1,896
  Prepaid expenses.........................................      868       962
                                                            --------  --------
    Total current assets...................................   48,479    40,477
Property and equipment.....................................    9,490     9,902
Less accumulated depreciation and amortization.............   (5,252)   (5,646)
                                                            --------  --------
Property and equipment, net................................    4,238     4,256
                                                            --------  --------
Other assets...............................................       20       273
                                                            --------  --------
    Total assets........................................... $ 52,737  $ 45,006
                                                            ========  ========

           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------

Current liabilities:
  Lines of credit.......................................... $  1,602  $  1,100
  Accounts payable and accrued expenses....................    7,588     5,944
  Accrued compensation.....................................    7,172     5,690
  Value-added tax payable..................................    1,177     1,162
  Current portion of long-term debt........................    1,714     2,007
  Current portion of capitalized lease obligations.........      399       424
  Deferred revenue.........................................    7,034     6,775
                                                            --------  --------
    Total current liabilities..............................   26,686    23,102
Long-term portion of capitalized lease obligations.........      303       323
Other long-term liabilities................................    1,666     3,556
                                                            --------  --------
    Total liabilities......................................   28,655    26,981

Commitments and contingencies

Shareholders' equity:
  Shares, FF 4.00 nominal value 15,362,719 and 14,096,500
   shares issued and outstanding at June 30, 2000 and 1999,
   respectively............................................   10,672     9,918
  Additional paid-in capital...............................   57,893    52,506
  Accumulated deficit......................................  (41,552)  (42,732)
  Cumulative translation adjustment........................   (2,931)   (1,667)
                                                            --------  --------
    Total shareholders' equity.............................   24,082    18,025
                                                            --------  --------
    Total liabilities and shareholders' equity............. $ 52,737  $ 45,006
                                                            ========  ========

                 See notes to consolidated financial statements

                                   ILOG S.A.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (In thousands, except for share and per share data)

                                                 Year Ended June 30
                                         -------------------------------------
                                            2000         1999         1998
                                         -----------  -----------  -----------
Revenues:
  License fees.........................  $    46,776  $    38,657  $    34,652
  Services.............................       24,519       25,066       20,604
                                         -----------  -----------  -----------
    Total revenues.....................       71,295       63,723       55,256
Cost of revenues:
  License fees.........................        1,065        1,149        1,183
  Services.............................       13,090       14,429       10,867
                                         -----------  -----------  -----------
    Total cost of revenues.............       14,155       15,578       12,050
                                         -----------  -----------  -----------
Gross profit...........................       57,140       48,145       43,206
Operating expenses:
  Marketing and selling................       35,625       31,531       27,290
  Research and development.............       12,195        9,835        6,575
  General and administrative...........        8,115        7,435        6,126
  Nouveau marche expenses..............          --           466          --
  Write-off of acquired intangibles....          253        2,032       31,045
                                         -----------  -----------  -----------
    Total operating expenses...........       56,188       51,299       71,036
                                         -----------  -----------  -----------
Income (loss) from operations..........          952       (3,154)     (27,830)
Interest expense.......................         (424)        (475)        (466)
Interest income........................          483          503          283
Foreign exchange gain..................          735          168           76
Other..................................          --           (82)         (14)
                                         -----------  -----------  -----------
Net income (loss) before income taxes..        1,746       (3,040)     (27,951)
Income taxes...........................         (566)        (130)         --
                                         -----------  -----------  -----------
Net income (loss)......................  $     1,180  $    (3,170) $   (27,951)
                                         ===========  ===========  ===========
Net income (loss) per share
  --basic..............................  $      0.08  $     (0.23) $     (2.21)
  --diluted............................  $      0.07  $     (0.23) $     (2.21)
                                         ===========  ===========  ===========
Number of shares used in computing net
 income (loss) per share
  --basic..............................   14,628,098   13,998,859   12,664,720
  --diluted............................   17,854,659   13,998,859   12,664,720
                                         ===========  ===========  ===========

                 See notes to consolidated financial statements

                                   ILOG S.A.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (In thousands, except for share data)

                                                                     Accumulated
                                Shares       Additional                 Other     Shareholders'
                          ------------------  Paid-in   Accumulated Comprehensive    Equity
                            Shares   Amount   Capital     Deficit   Income (Loss)   (Deficit)
                          ---------- ------- ---------- ----------- ------------- -------------
Balance June 30, 1997...  11,011,474 $ 7,873  $30,751    $(11,611)     $   (22)     $ 26,991
  Options exercised.....     336,471     224      448         --           --            672
  Issuance of shares....   2,444,584   1,616   19,267         --           --         20,883
Amortization of deferred
 stock compensation.....         --      --       117         --           --            117
Components of
 comprehensive loss
  Translation
   adjustment...........         --      --       --          --          (913)         (913)
  Net loss..............         --      --       --      (27,951)         --        (27,951)
                                                                                    --------
    Total comprehensive
     loss...............         --      --       --          --           --        (28,864)
                          ---------- -------  -------    --------      -------      --------
Balance June 30, 1998...  13,792,529   9,713   50,583     (39,562)        (935)       19,799
  Options exercised.....     150,106     101      684         --           --            785
  Issuance of shares....     153,865     104    1,137         --           --          1,241
Amortization of deferred
 stock compensation.....         --      --       102         --           --            102
Components of
 comprehensive loss
  Translation
   adjustment...........         --      --       --          --          (732)         (732)
  Net loss..............         --      --       --       (3,170)         --         (3,170)
                                                                                    --------
    Total comprehensive
     loss...............         --      --       --          --           --         (3,902)
                          ---------- -------  -------    --------      -------      --------
Balance June 30, 1999...  14,096,500   9,918   52,506     (42,732)      (1,667)       18,025
  Options exercised.....     874,301     514    3,321         --           --          3,835
  Issuance of shares....     391,918     240    2,042         --           --          2,282
  Amortization of
   deferred stock
   compensation.........         --      --        24         --           --             24
Components of
 comprehensive loss
  Translation
   adjustment...........         --      --       --          --        (1,264)       (1,264)
  Net income............         --      --       --        1,180          --          1,180
                                                                                    --------
    Total comprehensive
     loss...............         --      --       --          --           --            (84)
                          ---------- -------  -------    --------      -------      --------
Balance June 30, 2000...  15,362,719 $10,672  $57,893    $(41,552)     $(2,931)     $ 24,082
                          ========== =======  =======    ========      =======      ========


                 See notes to consolidated financial statements

                                   ILOG S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                      Year Ended June 30,
                                                    --------------------------
                                                     2000     1999      1998
                                                    -------  -------  --------
Cash flows from operating activities:
  Net income (loss) income......................... $ 1,180  $(3,170) $(27,951)
  Adjustments to reconcile net income (loss) to net
   cash used for operating activities:
   Depreciation and amortization of property and
    equipment......................................   1,910    1,860     1,445
   Amortization of deferred stock compensation.....      24      102       117
   Write-off of acquired intangible assets.........     253    2,032    31,045
   Loss on sales of fixed assets...................       5        6         5
   Increase (decrease) in cash from:
    Accounts receivable............................  (9,154)     161    (5,761)
    Value-added tax collectible on accounts
     receivable....................................     453      (64)      382
    Other receivables..............................  (1,379)     140    (1,680)
    Prepaid expenses...............................      17      570      (447)
    Accounts payable and accrued expenses..........   1,288     (244)    1,108
    Accrued compensation...........................   1,816    1,380     1,541
    Deferred revenue...............................     727    2,332     2,222
    Value-added tax payable........................      95     (149)      656
    Other..........................................    (258)      38    (1,058)
                                                    -------  -------  --------
      Net cash provided by (used for) operating
       activities..................................  (3,023)   4,994     1,624
                                                    -------  -------  --------
Cash flows from investing activities:
  Acquisition of intangible assets.................     --    (1,000)  (15,600)
  Purchases of property and equipment..............  (1,534)  (2,424)   (1,870)
  Proceeds from sale of property and equipment.....      25       82       136
                                                    -------  -------  --------
      Net cash used for investing activities.......  (1,509)  (3,342)  (17,334)
                                                    -------  -------  --------
Cash flows from financing activities:
  Cash proceeds from issuance of shares............   6,318    2,026    11,655
  Repayment of loans...............................  (1,558)    (639)     (372)
  Principal payments on capital lease obligations..    (479)    (481)     (482)
  Dividends paid...................................     --       --        (71)
                                                    -------  -------  --------
      Net cash provided by financing activities....   4,281      906    10,730
                                                    -------  -------  --------
Effect of exchange rate changes on cash and cash
 equivalents.......................................    (965)  (1,127)     (963)
                                                    -------  -------  --------
Net increase (decrease) in cash and cash
 equivalents.......................................  (1,216)   1,431    (5,943)
Cash and cash equivalents, beginning of period.....  21,532   20,101    26,044
                                                    -------  -------  --------
Cash and cash equivalents, end of period........... $20,316  $21,532  $ 20,101
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

  The Company develops, markets and supports advanced software components for user interface, resource optimization and business rules functions that are fundamental to the development of business applications. The Company's object oriented libraries are used in all development stages, from conceptual modeling to final delivery, of C, C++ and Java compiled applications. The Company's products are distributed through its direct sales force, ISVs, and VARs.

 Basis of presentation and principles of consolidation

  The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, which were applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

  The accompanying consolidated financial statements include the Company and its subsidiaries in the United States, Germany, Japan, Singapore, Spain and the United Kingdom after eliminating intercompany accounts and transactions.

  In August 1998, the Company acquired Compass Modeling Solutions, Inc. (Compass) in a business combination accounted for as a pooling of interests. All prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Compass to give effect to the combination.

 Foreign currency translation

  Generally, the functional currency of the Company and its subsidiaries is the applicable local currency in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", while the Company's reporting currency is the U.S. dollar.

  All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the weighted averages exchange rates for the year, and (3) shareholders' equity accounts at historical exchange rates. Transaction gains or losses are recorded as a separate component of shareholders' equity, and transaction gains and losses are reflected in net income.

  Due to the number of currencies involved, the constant change in currency exposures, and the substantial volatility of currency exchange rates, the effect of exchange rate fluctuations upon future operating results could be significant. To date, the Company has not undertaken hedging transactions to cover any currency exposure.

 Revenue recognition

  The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the product is delivered, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance

                                   ILOG S.A.

with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2",) as amended by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" and Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions".

  If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, customization or complex integration of software, the entire arrangement is accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, "Long-Term Contruction-Type Contracts", using the relevant guidance in SOP 81-1, "Accounting for Performance of Contruction-Type and Certain Production-Type Contracts".

  Service revenue from software maintenance agreements is recognized ratably over the maintenance period, which in most instances is one year. Other service revenue, primarily consulting and training, are generally recognized at the time the service is performed. In software arrangements that include rights to multiple software products, post-contract customer support, and/or other services, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

 Sales returns and warranties

  The Company's customers generally do not have the right to return product for credit or refund. Any potential sales returns are covered by the Company's allowance for sales returns and doubtful accounts. The Company provides for the costs of warranty when specific problems are identified. The Company has not experienced any significant sales returns and warranty claims to date.

 Net income or loss per share

  Basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of stock options and warrants.

 Cash and cash equivalents

  The Company considers all highly liquid investments with insignificant interest risk and purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include marketable securities which are principally money market funds certificates of deposits, and commercial paper. The cost associated which such securities approximates fair market value.

  All of the Company's cash and cash equivalents are classified as available-for-sale and are recorded at amounts that approximate fair market value based on quoted market prices at June 30, 2000 and 1999. Unrecognized gain or losses on available-for-sale securities are included, net of tax, in equity until their disposition. Realized gains and losses and decline in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

 Fair value of financial instruments

  At June 30, 2000 and 1999, the carrying values of current financial instruments such as cash, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. At June 30, 2000 and 1999, the fair value of long-term debt was $1,666,000 and $3,557,000 respectively, compared to book values of $1,666,000 and $3,556,000 respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

                                   ILOG S.A.

 Property and equipment

  Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

   Computer equipment and purchased software...  1-3 years
   Furniture and other equipment...............  4-8 years
   Leasehold improvements......................  10 years, or lease term if less

  Amortization of capitalized leased equipment is included in depreciation expense.

  Long-lived assets are written-down when, as a result of events and changes in circumstances within the year, their recoverable value based on undiscounted future cash flow appear to be permanently less than their carrying value.

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

  Sales to one customer accounted for approximately 10% and 13% of revenues for the years ended June 30, 2000 and 1999 respectively. No single customer accounted for more than 10% of revenues in 1998.

 Software development costs

  The Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require management's judgment with respect to certain external factors, including, but not limited to, anticipated future gross license revenues, estimated economic life and changes in software and hardware technology. Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company's products has been of relatively short duration, costs qualifying for capitalization were insignificant during the years ended June 30, 2000, 1999 and 1998, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

 Research and development grants

  The Company receives financial support for various research projects from public institutions. Such support is recorded as a reduction of research and development expenses in the periods when the projects are undertaken, the related expenses have been incurred and the funding has been definitively acquired. Financial support of $880,000, $741,000 and $629,000 received in the years ended June 30, 2000, 1999 and 1998, has been recorded as reductions to the related research and development expenses in each such year.

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

 Advertising costs

  The Company expenses advertising expenses as incurred. Advertising expenses totaled $2,578,000, $2,763,000, and $2,145,000 for the years ended June 30,
2000, 1999, and 1998, respectively.

 Recent pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activity" (FAS 133). In June 1999, the Board issued FAS 137, "Accounting for Derivative Instruments and Hedging Activity--Deferral of the Effective Date of FAS Statement No. 133", which deferred the effective date of FAS 133 until fiscal years beginning after June 15, 2000. FAS 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company does not believe that FAS 133 will have a significant impact on its consolidated financial position, results of operations, or cash flows.

 Introduction of the Euro

  On January 1, 1999, 11 of the 15 member countries of the European Union established a fixed conversion rate between their sovereign currencies and adopted the Euro as their common legal currency. As a result, the Euro now trades on currency exchanges and is available for non-cash transactions. The Company is modifying its business operations and systems to accommodate the Euro conversion, and as of June 30, 2000, the cost of these modifications has not significantly affected its operating results.

2. Business Acquisitions

  In August 1997, the Company acquired the business of CPLEX Optimization, Inc. (CPLEX), a software company based in Incline Village, Nevada in exchange for $15.0 million cash, promissory notes of $5.0 million and 1,700,000 shares of the Company. The acquisition was accounted for as a purchase with substantially all of the purchase price being allocated to in-process technology and other intangible assets with $31.0 million thereof being charged to operations during the year. The operating results of the acquired business have been included in the accompanying consolidated financial statements from its date of acquisition.

                                   ILOG S.A.

  In August 1998, the Company completed the acquisition of Compass by issuing 51,852 ILOG shares for all of the outstanding shares of Compass. The merger has been accounted for as a pooling of interests. Accordingly, all prior period consolidated financial statements have been restated to show the results of operations, financial position and cash flows combined with Compass. Prior to the merger, Compass utilized a December 31 fiscal year end. For purposes of the combined results of operations for the year ended June 30, 1998, the amounts include Compass' historical results of operations for the four quarters ended June 30, 1998. All reclassifications and adjustments performed to conform Compass' accounting policies to ILOG's accounting policies were immaterial. Revenue and net loss for Compass from July 1, 1998 to the date of acquisition were approximately $98,000 and $(90,000), respectively. Selected financial information for the combining entities included in the consolidated statement of income for the year ended June 30, 1998 is as follows (in thousands):

                                                     Company   Compass Combined
                                                     --------  ------- --------
   1998:
     Revenues....................................... $ 54,596   $660   $ 55,256
     Net income (loss)..............................  (28,035)    84    (27,951)

  A reconciliation of the Company's historical loss per share to the loss per share as restated due to the Compass merger is as follows:

                                                                         1998
                                                                        ------
   Loss per share, as previously reported.............................. $(2.22)
   Effect of Compass...................................................   0.01
                                                                        ------
   Restated basic and diluted loss per share........................... $(2.21)
                                                                        ======

3. Cash and Cash Equivalents

  Cash and cash equivalents, all of which are classified as available-for-sale securities, include:

                                                                   June 30,
                                                                ---------------
                                                                 2000    1999
                                                                ------- -------
                                                                (in thousands)
   Cash held at bank........................................... $ 4,471 $ 7,054
   Cash equivalents............................................  15,845  14,478
                                                                ------- -------
     Total cash and cash equivalents........................... $20,316 $21,532
                                                                ======= =======

  Gross realized gains and losses on sales of available-for-sale securities during 2000, 1999 and 1998 were immaterial. There was no unrealized holding gains or losses on available-for-sale securities at June 30, 2000 or 1999.

  As of June 30, 2000 and 1999, all cash equivalents have contractual maturities of less than three months.

                                   ILOG S.A.

4. Property and Equipment

  Property and equipment includes:

                                                                  June 30,
                                                               ----------------
                                                                2000     1999
                                                               -------  -------
                                                               (In thousands)
   Computer equipment and purchased software.................. $ 5,987  $ 6,660
   Furniture and other equipment..............................   2,586    2,504
   Leasehold improvements.....................................     917      738
                                                               -------  -------
     Total property and equipment.............................   9,490    9,902
   Accumulated depreciation and amortization..................  (5,252)  (5,646)
                                                               -------  -------
     Property and equipment, net.............................. $ 4,238  $ 4,256
                                                               =======  =======

  Equipment purchased under capital leases in the years ended June 30, 2000, and 1999 totaled $507,000 and $551,000, respectively. The cost of such equipment included in property and equipment at June 30, 2000 and 1999 totaled $1,795,000, and $2,633,000, respectively. Accumulated amortization of this equipment totaled $1,021,000 and $1,862,000 at June 30, 2000 and 1999, respectively.

5. Comprehensive Income (Loss)

  As of July 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" (FAS 130), which establishes new rules for the reporting and display of comprehensive income and its components; however the adoption of this Statement had no impact on the Company's results of operations or shareholders' equity.

  The components of comprehensive loss are as follows:

                                                            June 30,
                                                    --------------------------
                                                     2000     1999      1998
                                                    -------  -------  --------
                                                         (In thousands)
   Net income (loss)............................... $ 1,180  $(3,170) $(27,951)
   Change in cumulative translation adjustment.....  (1,264)    (732)     (913)
                                                    -------  -------  --------
     Total comprehensive loss...................... $   (84) $(3,902) $(28,864)
                                                    =======  =======  ========

                                   ILOG S.A.

6. Debt

  The following table presents a summary of the Company's debt:

                                                                    June 30,
                                                                  -------------
                                                                   2000   1999
                                                                  ------ ------
                                                                       (In
                                                                   thousands)
   Short-term debt:
   Lines of credit..............................................  $1,602 $1,100
   Current portion of interest-free loans from French government
    agencies, denominated in French francs......................      47    340
   Current portion of capitalized lease obligations.............     399    424
   Current portion of notes payable to stockholders.............   1,667  1,667
                                                                  ------ ------
     Total short-term-debt......................................  $3,715 $3,531
                                                                  ====== ======

   Long-term debt:

   Long-term portion of interest-free loans from French
    government agencies denominated in French francs............  $  --  $  223
   Long-term portion of capitalized lease obligations...........     303    323
   Notes payable to stockholders................................   1,666  3,333
                                                                  ------ ------
     Total long-term debt.......................................  $1,969 $3,879
                                                                  ====== ======

  The Company has lines of credit with a French bank allowing for a maximum borrowing of FF 20,000,000 (approximately $2,915,000) at June 30, 2000 and which expire on May 1, 2001. The lines of credit bear interest at the rate of EURIBOR (offer rate determined by the Banking Federation of the European Union) plus 1.5% which corresponded to effective rates of 6.1% and 4.1% at June 30, 2000 and 1999, respectively. The amounts outstanding under these lines at June 30, 2000 were denominated in Euros, French francs, U.S. dollars, pounds sterling, Singapore dollars and Spanish pesetas.

  Promissory notes for a total of $5,000,000 were issued in August 1997, in connection with the CPLEX acquisition. The note holders became stockholders and directors of the Company following the acquisition. The notes bear interest at a fixed rate of 6.39%. Repayment is in three annual equal installments commencing in August 1999.

  Future payments of long-term debt, excluding capitalized lease obligations, for the years ending June 30 are as follows (in thousands):

     2001............................................................... $ 1,714
     2002...............................................................   1,666
                                                                         -------
                                                                         $ 3,380
                                                                         =======

                                   ILOG S.A.

  Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):

   2001.................................................................. $ 422
   2002..................................................................   225
   2003..................................................................    83
   2004..................................................................     2
   2005..................................................................   --
                                                                          -----
   Total minimum lease payments..........................................   732
   Less amount representing interest.....................................   (30)
                                                                          -----
   Present value of net minimum lease payments...........................   702
   Less current portion..................................................  (399)
                                                                          -----
   Long-term portion..................................................... $ 303
                                                                          =====

  Interest paid in the years ended June 30, 2000, 1999 and 1998 totaled $38,000, $47,000 and $51,000 respectively.

7. Shareholders' Equity

 General

  At June 30, 2000, the issued and outstanding share capital of the Company consisted of 15,362,719 shares with a nominal value of FF 4.00.

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

 Dividend rights

  Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company's statutes. The Company has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately $22,475,000 at June 30, 2000. Dividend distributions, if any, will be made in French francs.

Stock options

  Stock options have been granted to employees under the Company's 1992, 1994, 1996, and 1998 Stock Option Plans. Generally, options vest over four years from, and expire between five to ten years after, the date of hire or grant. During the years ended June 30, 2000, 1999 and 1998, the Company recorded compensation expense related to options of $24,000, $102,000 and $117,000, respectively. The Company will record an aggregate compensation expense of approximately $46,000 over the related vesting period of the options in future years.

                                   ILOG S.A.

  A summary of activity under the option plans is as follows:

                            Shares       Options   Weighted Average  Weighted Average
                         Reserved for  Granted and Exercise Price in Exercise Price in
                         Future Grants Outstanding   French Francs     U.S. Dollars
                         ------------- ----------- ----------------- -----------------
Balances at June 30,
 1997...................     491,470    1,284,004        18.88             3.46
  Options authorized....   2,100,000          --           --               --
  Options granted.......  (2,195,789)   2,195,789        45.58             7.60
  Options exercised.....         --      (336,471)       12.01             2.00
  Options canceled......     161,185     (161,185)       25.02             4.17
                          ----------    ---------        -----             ----
Balances at June 30,
 1998...................     556,866    2,982,137        54.18             9.03
  Options authorized....   1,000,000          --           --               --
  Options granted.......  (1,205,977)   1,205,977        47.57             8.08
  Options exercised.....         --      (150,106)       30.86             5.24
  Options canceled......     103,552     (103,552)       47.95             8.15
                          ----------    ---------        -----             ----
Balances at June 30,
 1999...................     454,441    3,934,456        45.54             7.74
  Options authorized....     900,000          --           --               --
  Options granted.......  (1,124,850)   1,124,850        64.96             9.93
  Options exercised.....         --      (871,801)       29.71             4.54
  Options canceled......     300,305     (300,305)       46.49             7.10
  Plan termination......    (138,131)         --           --               --
                          ----------    ---------        -----             ----
Balances at June 30,
 2000...................     391,765    3,887,200        50.69             7.75
                          ==========    =========        =====             ====

  At June 30, 2000, 1999 and 1998, 1,675,236, 1,059,045, and 361,322
respectively, of the outstanding options were exercisable at weighted average exercise prices of FF43.38 ($6.63), FF31.85 ($5.41), and FF18.37 ($3.06)
respectively. Exercise prices for options outstanding as of June 30, 2000 ranged from FF12.80 to FF314.86 ($1.96 to $48.14). The weighted average remaining contractual life of those options is 7.7 years.

  As allowed under SFAS 123, the Company has elected to continue using APB 25 in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying shares at the date of grant, compensation expense is recognized.

  Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 2000, 1999 and 1998, respectively: Risk-free interest rates of 4%, dividend yield of 0%; volatility factors of the expected market price of the Company's ordinary shares of 1.23, 0.93, and 0.98, for 2000, 1999, and 1998; and a weighted-
average expected life of the option of 5 years.

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

                                   ILOG S.A.

  For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the vesting period of the options. The Company's pro forma information follows (in thousands except for loss per share information):

                                                     2000     1999      1998
                                                   --------  -------  --------
   Pro forma net loss............................. $(12,448) $(8,273) $(30,956)
   Pro forma loss per share--basic................ $  (0.85) $ (0.59) $  (2.44)
   Pro forma loss per share--diluted.............. $  (0.70) $ (0.59) $  (2.44)

  The weighted-average value of options granted during 2000, 1999 and 1998 was as follows:

                                                     2000     1999      1998
                                                   --------  -------  --------
   Options whose exercise price equaled market
    price of the underlying shares on the grant
    date.......................................... $   9.93  $  6.16  $   5.48
   Options whose exercise price was more than the
    market price of the underlying shares on the
    grant date....................................      --       --      $5.71
   Options whose exercise price was less than the
    market price of the underlying shares on the
    grant date....................................      --   $  6.08      7.21

 Employee Stock Purchase Plan

  In March 1997, the Company implemented the 1996 International Employee Stock Purchase Plan and the 1996 French Employee Savings Plan, as authorized by the shareholders in October 1996. Under provisions of the Company's employee stock purchase plans, employees can purchase the Company's common stock at a specified price through payroll deductions during an offering period. In October 2000 the Company's shareholders authorized the issuance of up to 600,000 shares to employees pursuant to the terms of these Plans. 391,918 shares were issued under the Plans during the year ended June 30, 2000.

 Warrants

  In September 1999, warrants to purchase 20,000 shares were granted to the Company's non-executive Directors at a price of FF49.52 per share. 2,500 were exercised in the year ended June 30, 2000 and as of June 30, 2000 17,500 were outstanding. These warrants may be exercised at any time prior to September 2004.

8. Earnings Per Share

  The following table sets forth the computation of basic and diluted net income (loss) per share:

                                                  Year Ended June 30,
                                          ------------------------------------
                                             2000        1999         1998
                                          ----------- -----------  -----------
                                            (in thousands, except per share
                                                       amounts)
Numerator:
  Net income (loss)...................... $     1,180 $    (3,170) $   (27,951)

Denominator:
  Weighted average shares outstanding....  14,628,098  13,998,859   12,664,720
  Incremental shares attributable to
   shares exercisable under employee
   stock plans and warrants..............   3,226,561         --           --
                                          ----------- -----------  -----------
Denominator for diluted earnings per
 share...................................  17,854,659  13,998,859   12,664,720
                                          =========== ===========  ===========
Net income (loss) per share--basic....... $      0.08 $     (0.23) $     (2.21)
                                          =========== ===========  ===========
Net income (loss) per share--diluted..... $      0.07 $     (0.23) $     (2.21)
                                          =========== ===========  ===========

                                   ILOG S.A.

9. Income Taxes

  For financial reporting purposes, income (loss) before income taxes includes the following components:

                                                     Year Ended June 30,
                                                  ---------------------------
                                                   2000      1999      1998
                                                  -------  --------  --------
                                                       (in thousands)
France........................................... $ 2,390  $    748  $(27,556)
United States....................................    (189)   (3,784)     (514)
Rest of the world................................    (455)       (4)      119
                                                  -------  --------  --------
  Total.......................................... $ 1,746  $ (3,040) $(27,951)
                                                  =======  ========  ========

  A reconciliation of income taxes computed at the French statutory rate
(37.8% in 2000, and 41.7% in 1999 and 1998) to the income tax benefit is as follows:

                                                     Year Ended June 30,
                                                  ---------------------------
                                                   2000      1999      1998
                                                  -------  --------  --------
                                                       (in thousands)
Income tax expense (benefit) computed at the
 French statutory rate........................... $   660  $ (1,266) $(11,644)
Operating losses not utilized....................     --      1,396    11,504
Use of operating losses whose benefits were not
 previously recognized...........................     --        --        140
Other............................................     (94)      --        --
                                                  -------  --------  --------
  Total income taxes............................. $   566  $    130  $    --
                                                  =======  ========  ========

  Significant components of the Company's deferred tax assets and liabilities consist of the following:

                                                     Year Ended June 30,
                                                  ---------------------------
                                                   2000      1999      1998
                                                  -------  --------  --------
                                                       (in thousands)
Deferred tax assets:
  Net operating loss carryforwards...............  $8,816  $  7,404  $  7,231
  Acquired intangibles capitalized and amortized
   for tax purposes..............................   4,697     8,139    10,330
  Provisions and accruals not currently
   deductible....................................     158       419       208
  Other..........................................     926       665       544
                                                  -------  --------  --------
                                                   14,597    16,627    18,313
Valuation allowance.............................. (14,597)  (16,627)  (18,313)
                                                  -------  --------  --------
  Net deferred taxes............................. $   --   $    --   $    --
                                                  =======  ========  ========

  Due to its history of losses, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering 100% of its net deferred tax assets.

  As of June 30, 2000 the Company had net operating loss carryforwards for French tax purposes of approximately $8,800,000 which have no expiration date. The Company also has U.S. net operating loss carryforwards for federal and state tax purposes of approximately $9,900,000 and $4,000,000, respectively, that expire in the years 2000 through 2020. The Company has U.K. net operating losses of approximately $4,300,000 which have no expiration date. The Company also has net operating loss carryforwards totaling approximately $1,000,000 in various other jurisdictions.

                                   ILOG S.A.

  The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

10. Employee Retirement Plans

  The Company contributes to pensions for personnel in France in accordance with French law by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligation at June 30, 2000 and 1999 was immaterial.

11. Operating Lease Commitments

  The Company leases its facilities and certain equipment under operating leases that expire through 2007. Future minimum lease payments under operating leases due for the fiscal years ending June 30 are as follows (in thousands):

     2001................................................................ $3,086
     2002................................................................  2,901
     2003................................................................  2,481
     2004................................................................  1,660
     2005 and thereafter.................................................  4,439

  Rental expense for the years ended June 30, 2000, 1999 and 1998 was approximately $3,225,000, $2,496,000 and $1,964,000, respectively.

12. Segment and Geographic Information

  Segments: From July 1, 1999, ILOG has been organized into three divisions, each operating in different markets. They each handle industry marketing, sales, consulting and some product development. The Telecommunications Business Division ("TELCO") is dedicated to the web-enabled network management customer care and customer relationship management sectors. The Value Chain Management Business Division ("VCM") is focused on enterprise resource planning (ERP), and supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Industry Solutions Division ("ISD") focuses on the e-commerce, finance, transportation and defense industries. "Corporate & other" includes a segment which does not meet the quantitative threshold for determining reportable segments, and corporate overhead and other expenses which are not allocated to reportable segments. In prior years, the Company operated in one reportable segment and accordingly comparative information is unavailable.

  The Company evaluates performance and allocates resources based on segment revenues and operating results. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales. Assets of the segment groups are not relevant for management of the business and are thus not disclosed.

                                                         Corporate
                                  TELCO    VCM     ISD    & other  Consolidated
                                 ------- ------- ------- --------- ------------
2000
Revenues........................ $20,422 $19,925 $23,911   $7,037       $71,295
Income (loss) from operations...   6,192   8,296   7,951  (21,487)          952

                                   ILOG S.A.

  Geography: Operations outside of France consist principally of sales, marketing, finance, customer support, and to a lesser extent, research and development activities. Intercompany sales between geographic areas are accounted for at third party selling price less a discount and are consistent with the rules and regulations of governing tax authorities. Such transactions are eliminated in the consolidated financial statements. Identifiable assets are those assets that can be directly associated with a particular geographic area. The following is a summary of operations within geographic area:

                                                   Europe,
                                   United         excluding
                         France(1) States   Asia   France   Elimination Consolidated
                         --------- ------- ------ --------- ----------- ------------
1998
Net revenues:
  Customers.............  $17,191  $22,312 $4,985  $10,768        --      $55,256
  Intercompany..........    7,437      --     --       --    $ (7,437)        --
                          -------  ------- ------  -------   --------     -------
                           24,628   22,312  4,985   10,768     (7,437)     55,256
                          =======  ======= ======  =======   ========     =======
  Long-lived assets.....    1,368    1,469    422      591        --        3,850

1999
Net revenues:
  Customers.............   20,956   22,440  6,680   13,647        --       63,723
  Intercompany..........    8,831      --     --       --      (8,831)        --
                          -------  ------- ------  -------   --------     -------
                           29,787   22,440  6,680   13,647     (8,831)     63,723
                          =======  ======= ======  =======   ========     =======
  Long-lived assets.....    1,618    1,991    366      554        --        4,529

2000
Net revenues:
  Customers.............   22,747   31,989  6,686    9,873        --       71,295
  Intercompany..........   12,055      --     --       --     (12,055)        --
                          -------  ------- ------  -------   --------     -------
                           34,802   31,989  6,686    9,873    (12,055)     71,295
                          =======  ======= ======  =======   ========     =======
  Long-lived assets.....    1,598    1,682    562      416        --        4,258

--------
(1) Net revenues related to sales from France made to customers outside of France are included within the net revenue related to customers in the geographic area of France and totaled $11,737,000, $8,358,000 and $3,993,000 at for the years ended June 30, 2000, 1999 and 1998, respectively.

13. Event subsequent to the date of auditor's report--unaudited

  In October 2000, the Company's shareholders authorized the issuance of an additional 1,250,000 shares under the terms of the 1998 Stock Option Plan.

                                   ILOG S.A.

                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

         Col. A              Col. B           Col. C            Col. D     Col. E
 -----------------------  ------------ --------------------- ------------ --------
                                            Additional
                                       ---------------------
                                                  Charged to              Balance
                           Balance at  Charged to   Other                    at
                          Beginning of Costs and  Accounts-- Deductions--  End of
      Description            Period     Expenses   Describe    Describe    Period
      -----------         ------------ ---------- ---------- ------------ --------
Year ended June 30, 1998
Reserves and allowances
 deducted
 from asset accounts:
  Allowance for doubtful
   accounts.............    $273,000    $302,000     --        $ 49,000   $526,000

Year ended June 30, 1999
Reserves and allowances
 deducted
 from asset accounts:
  Allowance for doubtful
   accounts.............    $526,000    $596,000     --        $181,000   $941,000

Year ended June 30, 2000
Reserves and allowances
 deducted
 from asset accounts:
  Allowance for doubtful
   accounts.............    $941,000    $206,000     --        $456,000   $691,000