Form 20-F
period 2001-06-30
ILOG SA
filed 2001-11-14
CIK 1031140

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM 20-F
                             ---------------------

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
     THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
     THE SECURITIES EXCHANGE ACT OF 1934
     FOR THE FISCAL YEAR ENDED JUNE 30, 2001

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
     THE SECURITIES EXCHANGE ACT OF 1934
     FOR THE TRANSITION PERIOD FROM           TO

                        COMMISSION FILE NUMBER: 0-29144

                             ---------------------

                                   ILOG S.A.
             (Exact name of Registrant as specified in its charter)

                     NOT APPLICABLE                                        THE REPUBLIC OF FRANCE
     (Translation of Registrant's Name into English)           (Jurisdiction of incorporation or organization)

                    9, RUE DE VERDUN, 94253 GENTILLY, FRANCE
                    (Address of principal executive offices)
                             ---------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      NONE
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

             TITLE OF EACH CLASS:                NAME OF EACH EXCHANGE ON WHICH REGISTERED:
             --------------------                ------------------------------------------
American Depositary Shares, each representing              Nasdaq National Market
 one Ordinary Share, nominal value E0.61 per
                    share

Ordinary Shares, nominal value E0.61 per share            Nasdaq National Market*

---------------

* Not for trading, but only in connection with the American Depositary Shares.
                             ---------------------
 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15 OF
                                    THE ACT:
                                      NONE
                             ---------------------
     The number of outstanding shares of each of the issuer's classes of capital or common stock as of June 30, 2001 was 16,152,850 Ordinary Shares of E0.61 nominal value, including 4,874,638 American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one Ordinary Share.

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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
                                INTRODUCTION
          Cautionary Statement Regarding Forward-Looking Statements...    2
          Presentation of Information.................................    3
          American Depositary Shares..................................    3
          Exchange Rates..............................................    3

                                   PART I
 ITEM 1.  Identity of Directors, Senior Management and Advisers.......    4
 ITEM 2.  Offer Statistics and Expected Timetable.....................    4
 ITEM 3.  Key Information
      A.  Selected Financial Data.....................................    4
      B.  Capitalization and Indebtedness.............................    5
      C.  Reasons for the Offer and Use of Proceeds...................    5
      D.  Risk Factors................................................    5
 ITEM 4.  Information on the Company
      A.  History and Development of ILOG.............................   14
      B.  Business Overview...........................................   14
      C.  Organizational Structure....................................   26
      D.  Property, Plant and Equipment...............................   26
 ITEM 5.  Operating and Financial Review and Prospects
      A.  Operating Results...........................................   26
      B.  Liquidity and Capital Resources.............................   31
      C.  Research and Development, Patents and Licenses..............   31
      D.  Trend Information...........................................   32
 ITEM 6.  Directors, Senior Management and Employees
      A.  Directors and Senior Management.............................   33
      B.  Compensation................................................   37
      C.  Board Practices.............................................   37
      D.  Employees...................................................   38
      E.  Share Ownership.............................................   39
 ITEM 7.  Major Shareholders and Related Party Transactions
      A.  Major Shareholders..........................................   42
      B.  Related Party Transactions..................................   43
      C.  Interests of Experts and Counsel............................   43
 ITEM 8.  Financial Information
      A.  Consolidated Statements and Other Financial Information.....   43
      B.  Significant Changes.........................................   43
 ITEM 9.  The Offer and Listing
      A.  Offer and Listing Details...................................   44
      B.  Plan of Distribution........................................   45
      C.  Markets.....................................................   45
      D.  Selling Shareholders........................................   47

                                                                        PAGE
                                                                        ----
      E.  Dilution....................................................   47
      F.  Expenses of the Issue.......................................   47
ITEM 10.  Additional Information
      A.  Share Capital...............................................   47
      B.  Memorandum and Articles of Association......................   47
      C.  Material Contracts..........................................   56
      D.  Exchange Controls...........................................   56
      E.  Taxation....................................................   56
      F.  Dividends and Paying Agents.................................   60
      G.  Statement by Experts........................................   61
      H.  Documents on Display........................................   61
      I.  Subsidiary Information......................................   61
ITEM 11.  Quantitative and Qualitative Disclosures About Market
          Risk........................................................   62
ITEM 12.  Description of Securities Other Than Equity Securities......   62

                                  PART II
ITEM 13.  Defaults, Dividend Arrearages and Delinquencies.............   62
ITEM 14.  Material Modification to the Rights of Security Holders and
          Use of Proceeds.............................................   62
ITEM 15.  [Reserved]..................................................   62
ITEM 16.  [Reserved]..................................................   62

                                  PART III
ITEM 17.  Financial Statements........................................   62
ITEM 18.  Financial Statements........................................   62
ITEM 19.  Exhibits....................................................   62

                             ---------------------

                                  INTRODUCTION

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Item 3. Key Information -- Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. ILOG undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Annual Report on Form 20-F. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including reports on Form 6-K filed by the Company.

                          PRESENTATION OF INFORMATION

     Unless the context otherwise requires, references herein to "the Company" or to "ILOG" are to ILOG S.A. and its consolidated subsidiaries.

     The Company's name together with its logo is registered as a trademark in France, the United States and a number of other countries. This Annual Report on Form 20-F may also contain tradenames or trademarks of companies other than ILOG.

                           AMERICAN DEPOSITARY SHARES

     Pursuant to a program sponsored by the Company, Ordinary Shares of the Company, or the Shares, are traded in the United States in the form of American Depositary Shares, or ADSs, each ADS representing one Share placed on deposit with JPMorgan Chase Bank, as Depositary and issued and delivered by the Depositary through its principal office in New York City at 60 Wall Street, (36th Floor), New York, New York, 10260. Shares may be deposited with the Paris office of BNP Paribas, as Custodian, or any successor or successors to such Custodian under the terms of the Deposit Agreement, dated as of February 13, 1997 and amended on August 13, 1999, among the Company, the Depositary and the holders from time to time of ADSs. The Depositary provides a variety of services to registered holders of American Depositary Receipts, as more fully set forth in the form of the Deposit Agreement which was filed as an exhibit to the Company's Registration Statement on Form F-6 effective with the Securities and Exchange Commission on February 13, 1997 and amended on August 13, 1999.

                                 EXCHANGE RATES

     ILOG publishes its financial statements in dollars. In this Annual Report on Form 20-F, references to "dollars" or "$" are to U.S. dollars. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in dollars.

     The table below sets forth, for information purposes only, for the periods indicated, the low, high, average and end of period noon buying rates in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York, or Noon Buying Rate, for the Euro against the dollar. These rates are not used by the Company in the preparation of its consolidated financial statements included elsewhere in this Annual Report on Form 20-F. See Note 1 of Notes to Consolidated Financial Statements.

                                                                            AVERAGE   END OF
                    YEAR ENDED JUNE 30,                       LOW    HIGH   RATE(1)   PERIOD
                    -------------------                       ----   ----   -------   ------
                                                                    (DOLLARS PER EURO)
1997........................................................  1.12   1.31    1.21      1.12
1998........................................................  1.06   1.14    1.09      1.08
1999........................................................  1.03   1.22    1.11      1.03
2000........................................................  0.89   1.09    1.00      0.95
2001........................................................  0.84   1.09    0.96      0.85

---------------

(1) The average of the Noon Buying Rates on the last business day of each month during the year. Through December 31, 1998, the above rates reflect those of the French Franc converted into Euros at the official fixed conversion rate of one Euro = 6.55957 French francs.

     For information regarding the effects of currency fluctuations on the Company's results, see "Item 5. Operating and Financial Review and Prospects", and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."
                             ---------------------

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," the Consolidated Financial Statements and related Notes thereto and other financial information appearing elsewhere in this Annual Report on Form 20-F. The selected statement of operations data set forth below for each of the years ended June 30, 2001, 2000 and 1999 and the balance sheet data at June 30, 2001 and 2000 have been derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, independent auditors, and included herein. The selected statement of operations data for the years ended June 30, 1998 and 1997 and balance sheet data at June 30, 1999, 1998 and 1997 are derived from audited financial statements not included herein.

                                                                      YEAR ENDED JUNE 30,
                                                        ------------------------------------------------
                                                         2001      2000      1999       1998      1997
                                                        -------   -------   -------   --------   -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
    License fees......................................  $52,325   $46,776   $38,657   $ 34,652   $23,053
    Services..........................................   26,831    24,519    25,066     20,604    10,877
                                                        -------   -------   -------   --------   -------
         Total revenues...............................   79,156    71,295    63,723     55,256    33,930
Cost of revenues:
    License fees......................................    1,258     1,065     1,149      1,183       917
    Services..........................................   12,709    13,090    14,429     10,867     6,015
                                                        -------   -------   -------   --------   -------
         Total cost of revenues.......................   13,967    14,155    15,578     12,050     6,932
                                                        -------   -------   -------   --------   -------
Gross profit..........................................   65,189    57,140    48,145     43,206    26,998
                                                        -------   -------   -------   --------   -------
Operating expenses:
    Marketing and selling.............................   40,958    35,625    31,531     27,290    21,724
    Research and development..........................   14,804    12,195     9,835      6,575     4,566
    General and administrative........................    8,689     8,115     7,435      6,126     4,383
    Nouveau marche expenses...........................       --        --       466         --        --
    Write-off of acquired intangible assets...........       20       253     2,032     31,045        --
                                                        -------   -------   -------   --------   -------
         Total operating expenses.....................   64,471    56,188    51,299     71,036    30,673
                                                        -------   -------   -------   --------   -------
Income (loss) from operations.........................      718       952    (3,154)   (27,830)   (3,675)
Net interest income (expense) and other...............      998       794       114       (121)    1,124
                                                        -------   -------   -------   --------   -------
Income (loss) before income taxes.....................    1,716     1,746    (3,040)   (27,951)   (2,551)
Income taxes..........................................     (789)     (566)     (130)        --        --
                                                        -------   -------   -------   --------   -------
Net income (loss).....................................  $   927   $ 1,180   $(3,170)  $(27,951)  $(2,551)
                                                        =======   =======   =======   ========   =======
Net income (loss) per share
    -- basic..........................................  $  0.06   $  0.08   $ (0.23)  $  (2.21)  $ (0.30)
    -- diluted........................................  $  0.05      0.07     (0.23)     (2.21)    (0.30)
                                                        =======   =======   =======   ========   =======
Shares and share equivalents used in per share
  calculations(1):
    -- basic..........................................   15,765    14,628    13,999     12,665     8,428
    -- diluted........................................   17,547    17,855    13,999     12,665     8,428
                                                        =======   =======   =======   ========   =======

---------------

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of Shares and Share equivalents used in per share calculations.

                                                                  JUNE 30,
                                               -----------------------------------------------
                                                2001      2000      1999      1998      1997
                                               -------   -------   -------   -------   -------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents....................  $20,870   $20,316   $21,532   $20,101   $26,044
Working capital..............................   20,894    21,793    17,375    21,929    25,122
Total assets.................................   55,377    52,737    45,006    43,649    41,483
Long-term obligations........................      262     1,969     3,879     5,979     1,134
Shareholders' equity.........................   27,528    24,082    18,025    19,799    27,057

     ILOG has never declared or paid any cash dividends on its Shares. ILOG currently intends to retain all future earnings to finance future growth and therefore does not anticipate paying any dividends in the foreseeable future.

B.  CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.

D.  RISK FACTORS

     In addition to the other information contained and incorporated by reference in this Annual Report on Form 20-F, the following risk factors should be carefully considered in evaluating the Company and its business:

  THE COMPANY HAS INCURRED LOSSES IN THE PAST AND, AS OF JUNE 30, HAD A SUBSTANTIAL ACCUMULATED DEFICIT. THE COMPANY'S FUTURE OPERATING RESULTS ARE UNCERTAIN AND THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE PROFITABLE IN THE FUTURE.

     The Company has incurred losses in three of the last five fiscal years. As of June 30, 2001, the Company had an accumulated deficit of approximately $40.6 million. There can be no assurance that the Company will be profitable on a quarterly or annual basis in the future. The Company's operating history and the relative immaturity of its market, together with the factors described in these risk factors under "The Company's operating results have fluctuated significantly in the past and may continue to do so in the future," and "The Company's operating results are subject to seasonal fluctuations," make the prediction of future operating results impossible. The Company's past financial performance should not be considered indicative of future results. The Company has experienced revenue growth in recent years combined with a slowing-down in the rate of growth. There can be no assurance that the Company's revenues will continue to increase or will not decrease. Future operating results will depend on many factors, including the growth of the market for the Company's object oriented components, demand for the Company's products and services, the level of competition, the Company's success in expanding its direct sales force and indirect distribution channels, and the ability of the Company to develop and market new products and product enhancements and to control costs, as well as general economic conditions.

  THE COMPANY'S OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST AND MAY CONTINUE TO DO SO IN THE FUTURE.

     The Company's operating results have varied significantly in the past, on a quarterly and an annual basis, as a result of a number of factors, many of which are outside the Company's control. These factors include demand for the Company's products and services, the size, timing and structure of significant licenses and/or royalty payments by customers, cost overruns on the Company's fixed price consulting contracts, changes in the mix of products and services licensed or sold by the Company, product life cycles, the publication of opinions about the Company, its products and object oriented technology by industry analysts, changes in pricing policies by the Company or its competitors, changes in the method of product distribution (including the mix of direct and indirect channels), customer order deferrals in anticipation of product enhancements or new product offerings by the Company or its competitors, customer cancellation of major planned software development programs, the grant of research and development expense reimbursements by government agencies and the timing of such research and development reimbursements. These factors and others could cause the Company's operating results to vary significantly in the future. Moreover, acts of terrorism and/or war and declines in general economic conditions, could precipitate significant reductions in corporate spending for information technology, which could result in delays or cancellations of orders for the Company's products. The Company's expense levels are relatively fixed and are based, in significant part, on expectations of future revenues. Consequently, if revenue levels are below expectations, expense levels could be disproportionately high as a percentage of total revenues, and operating results would be immediately and adversely affected.

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

  THE UNCERTAIN OUTCOME OF SALES EFFORTS AND THE EXTENDED LENGTH OF THE COMPANY'S SALES CYCLE COULD RESULT IN SUBSTANTIAL FLUCTUATIONS IN OPERATING RESULTS.

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

  THERE CAN BE NO ASSURANCES THAT THE COMPANY'S SALES AND MARKETING FORCE WILL GENERATE ADEQUATE REVENUES OR BE ABLE TO COMPETE SUCCESSFULLY.

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

  THE INDUSTRY IN WHICH THE COMPANY OPERATES IS CHARACTERIZED BY INTENSE COMPETITION. IF THE COMPANY IS UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW OR FUTURE COMPETITORS, ITS OPERATING RESULTS WOULD BE NEGATIVELY AFFECTED.

     The Company's present direct competitors include a number of private and public companies such as Computer Associates, Cosytech, Dash Associates Limited, HNC Software, Inc., IBM, Loox Software, Selectica, Inc., SL Corporation, and Trilogy Software, Inc. The Company also competes with companies that provide packaged software with respect to specific applications. In addition, virtually all of the Company's customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing the Company's current or proposed components. This would eliminate their need for the Company's services and components and limit future opportunities for the Company. The Company therefore is required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products.

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

     Some of the Company's current, and many of the Company's potential, competitors have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings and a larger installed base of customers than the Company. In addition, the Company's current and potential competitors may have well-established relationships with current and potential customers of the Company. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products, may have more direct access to corporate decision-makers based on previous relationships and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on the Company's business, operating results and financial condition.

  IF THE COMPANY IS UNABLE TO MEET EVOLVING MARKET CONDITIONS OR CUSTOMER REQUIREMENTS, ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD BE MATERIALLY ADVERSELY AFFECTED.

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

  ERRORS IN THE COMPANY'S SOFTWARE PRODUCTS COULD RESULT IN SIGNIFICANT LOSSES TO THE COMPANY OR ITS CUSTOMERS AND COULD RESULT IN PRODUCT LIABILITY CLAIMS AGAINST THE COMPANY.

     As a result of their complexity, software products frequently contain undetected errors or failures, especially when first introduced or when new versions or enhancements are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products and product enhancements released by the Company in the future. The occurrence of these errors could result in significant losses to the Company or a customer, especially if these errors occur in strategic applications. Such occurrence could also result in reduced market acceptance of the Company's products, which would have a material adverse effect on the Company's business, operating results and financial condition.

     The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability and other claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements, especially unsigned "shrink-wrap" licenses, may not be effective under the laws of certain jurisdictions. Consequently, the sale and support of the Company's software by the Company entail the risk of these claims in the future. The Company currently has limited insurance against product liability risks or errors or omissions coverage, and there can be no assurance that additional insurance will be available to the Company on commercially reasonable terms or at all. A product liability claim or claim for economic loss brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

  PATENT INFRINGEMENT DISPUTES COULD RESULT IN SIGNIFICANT EXPENSE TO THE COMPANY AND DIVERT TECHNICAL AND MANAGEMENT PERSONNEL.

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

  AS A RESULT OF ITS GLOBAL OPERATIONS, THE COMPANY IS EXPOSED TO NUMEROUS RISKS, INCLUDING LOGISTICAL DIFFICULTIES, CULTURAL DIFFERENCES, PRODUCT LOCALIZATION COSTS, IMPORT AND TARIFF RESTRICTIONS, ADVERSE FOREIGN TAX CONSEQUENCES AND FLUCTUATIONS IN CURRENCIES.

     The Company's engineering and research and development operations are located in France except for the CPLEX products which are primarily developed in Incline Village, Nevada, and its sales and marketing operations are located on three continents. The geographic distance between these locations has in the past led, and could in the future lead, to logistical and communications difficulties. There can be no assurance that the geographic, time zone, language and cultural differences between the Company's French, North American and Asia personnel and operations will not result in problems that materially adversely affect the Company's business, operating results and financial condition. Further, the Company's operations may be directly affected by adverse economic and political conditions in the countries where the Company does business.

     The Company expects to commit additional time and resources to expanding its worldwide sales and marketing activities, localizing its products for selected markets and developing local sales and support channels. There can be no assurance that these efforts will be successful. Failure to sustain or increase worldwide revenue, especially in North America and Asia, could have a material adverse effect on the Company's business, operating results and financial condition. Worldwide operations are subject to a number of risks, including the costs of localizing products for different countries, longer accounts receivable collection periods in certain geographic regions, especially Europe, and greater difficulty in accounts receivable collections, unexpected changes in regulatory requirements, dependence on independent resellers and technology standards, import and export restrictions and tariffs, difficulties and costs of staffing and managing international operations, potentially adverse tax consequences, political instability, the burdens of complying with multiple, potentially conflicting laws and the impact of business cycles and regional economic instability.

  CURRENCY FLUCTUATIONS COULD RESULT IN LOWER PROFITABILITY FOR THE COMPANY IN U.S. DOLLAR TERMS AND THE REPORTING OF EXCHANGE GAINS OR LOSSES.

     The Company publishes its financial statements in U.S. dollars. The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the U.S. dollar, the financial reporting currency. Approximately 30% of the Company's sales and 50% of the Company's expenses in 2001 were denominated in Euros or Euro equivalent currencies, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the Euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on the non-U.S. dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in the Company's statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. To date, the Company has not undertaken hedging transactions to cover its currency transaction exposure but may undertake such transactions in a limited manner in the future.

  THE LOSS OF SERVICES OF ANY KEY PERSONNEL, OR THE INABILITY OF THE COMPANY TO SUCCESSFULLY RECRUIT, COULD HAVE A MATERIAL ADVERSE IMPACT ON THE COMPANY'S BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION.

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

  THE COMPANY IS HEAVILY DEPENDENT UPON ITS PROPRIETARY TECHNOLOGY. THERE CAN BE NO ASSURANCE THAT THE COMPANY'S MEANS OF PROTECTING ITS PROPRIETARY RIGHTS WILL BE ADEQUATE OR THAT ITS COMPETITORS WILL NOT DEVELOP SIMILAR TECHNOLOGY.

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

  THE COMPANY'S ADSS AND SHARES HAVE EXPERIENCED SIGNIFICANT FLUCTUATIONS IN THE PAST. THE FLUCTUATIONS HAVE ADVERSELY AFFECTED THE MARKET PRICE OF THE ADSS AND SHARES AND MAY CONTINUE TO DO SO IN THE FUTURE.

     The market price of the Company's ADSs and the Shares has experienced significant fluctuations and may continue to fluctuate significantly. In particular, the trading price of the ADSs and the Shares could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, downturns in the economy of regions in which the Company does business, and other events or factors, many of which are beyond the Company's control. In some future quarters the Company's operating results may be below expectations of public market analysts and investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's ADSs and the Shares would likely be immediately materially adversely affected. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, have and may continue to adversely affect the market price of the ADSs and the Shares.

  LIMITATIONS IMPOSED BY FRENCH LAW MAY PREVENT OR DELAY THE ABILITY OF THE COMPANY TO TAKE CORPORATE ACTIONS THAT REQUIRE SHAREHOLDER APPROVAL.

     As a French societe anonyme, the Company will be subject to certain requirements not generally applicable to corporations organized in U.S. jurisdictions. Among other things, holders of ADSs will be subject to voting procedures that are more complicated than for U.S. jurisdictions. The Company's ability to increase its share capital is subject to shareholder approval at an extraordinary shareholders' meeting. Shareholder approval must in any event be obtained for any issuances of share capital in connection with a merger even if the Company is the surviving entity, or an acquisition of assets in exchange for shares of the Company. In the case of an extraordinary general meeting, the presence, in person or by proxy, of shareholders holding one-third of the voting Shares upon first notice and one-quarter of the voting Shares upon second notice is required for a quorum. The complicated voting procedures under French law, coupled with the increasing practice of ADS holders not to exercise their voting rights, may prevent the Company from obtaining a quorum for future shareholders' meetings and thereby impair the ability of the Company to take any action such as the approval of acquisitions, mergers and/or corporate reorganizations that requires shareholder approval.

  THE COMPANY GENERATES ITS REVENUES FROM A CONCENTRATED GROUP OF PRODUCT FAMILIES. ANY FACTOR ADVERSELY AFFECTING ANY OF THESE PRODUCT FAMILIES COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY.

     The Company generates its license fees from the ILOG optimization (49%), business rules (20%) and visualization (31%) product families. The Company expects that revenues from these product families will continue to represent a substantial portion of its total license fees for the foreseeable future. As a result, any factor adversely affecting licenses of either ILOG Solver, ILOG CPLEX, ILOG Views and/or ILOG Rules would have a material adverse effect on the Company's business, operating results and financial condition. The Company's future financial performance will depend in significant part on the Company's successful development and introduction, and customer acceptance, of new and enhanced versions of its optimization, visualization and business rules products. In addition, to the extent that competitive pressures or other factors result in significant price erosion on these products, the Company's results of operations would be materially adversely affected.

  THE COMPANY'S OPERATING RESULTS ARE SUBJECT TO SEASONAL FLUCTUATIONS.

     A significant proportion of the Company's sales come from Europe. Similar to many companies in the software industry with significant sales outside of the U.S., the Company generally realizes lower revenues in the September quarter than in the immediately preceding quarter due primarily to reduced economic activity in Europe in the summer months.

  THE COMPANY'S INABILITY TO MANAGE ITS GROWTH COULD RESULT IN INCREASED COSTS AND COULD ADVERSELY IMPACT ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

     The Company has recently experienced a period of growth in revenues and employees that has placed a significant strain on its management systems and resources. Much of this growth increases the Company's need for information and communication systems. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management controls, accounting and reporting systems and procedures and other internal processes, and there can be no assurance that the Company will be able to make such improvements in an efficient and timely manner or that such improvement will be adequate. If the Company's management is unable to manage growth and change effectively, the Company's business, operating results and financial condition could be materially adversely affected.

  REDUCTIONS OR DELAYS IN GOVERNMENT RESEARCH AND FUNDING COULD MATERIALLY AFFECT THE COMPANY'S OPERATING RESULTS ON A DOLLAR FOR DOLLAR BASIS.

     The Company has received significant amounts of research and development funding from the European Union and, to a lesser extent, agencies of the French government, which approximated $824,000, $880,000 and $741,000 for 2001, 2000 and 1999, respectively. This funding has been netted against, and has therefore reduced, the Company's reported research and development expenses on a dollar for dollar basis. Relevant authorities award research and development funding on a discretionary basis based on applications made by the Company for specific product related projects. The Company has contracts that provide for additional research and development funds through June 2003 based upon recent funding applications. However, there can be no assurance that any future grants will be made. Failure to receive future funding, a reduction in existing levels of funding, or delays in receipt of additional funding may cause the Company's research and development expenses to increase and may adversely affect the Company's operating results on a dollar for dollar basis.

  ENFORCEABILITY OF U.S. JUDGMENTS AGAINST FRENCH CORPORATIONS, DIRECTORS AND OFFICERS IS LIMITED.

     Judgments of U.S. courts, including judgments against the Company or its directors or officers, predicated on the civil liability provisions of the federal securities laws of the U.S. may not be enforceable in the Republic of France.

  THE COMPANY HAS NOT PAID DIVIDENDS ON ITS SHARE CAPITAL TO DATE AND DOES NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     The Company has not paid any cash dividends on its share capital to date. The Company currently anticipates that it will retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in Euros and under the French Company Law and the Company's statuts, may only be paid from pre-consolidated net income, as increased or reduced, as the case may be, by any net income or loss of ILOG carried forward from prior years.

  OWNERSHIP OF SHARES BY THE COMPANY'S MANAGEMENT AND BOARD OF DIRECTORS AND CERTAIN PROVISIONS OF THE COMPANY'S CHARTER MAY REDUCE THE LIKELIHOOD OF A CHANGE IN CONTROL OF THE COMPANY.

     As of September 30, 2001, the Company's executive officers, members of its Technical Advisory Board and directors and their affiliates beneficially owned an aggregate of approximately 17.4% of the Company's Shares. As a result, these persons and entities, acting together, may have the ability to control the Company and direct its affairs and business. The concentration of ownership of the Company's Shares may have the effect of delaying, deferring or preventing a change in control of the Company.

     Pursuant to the Company's by-laws, or statuts, the members of the Company's Board of Directors each serve for a three-year term. One-third of the directors are elected every year, which may make it more difficult for the Company's shareholders to replace the Board of Directors. The Board of Directors may also be authorized by the shareholders of the Company to effect increases in the Company's share capital in the context of a tender offer or exchange offer for the securities of the Company, which could have an anti-takeover effect. A new authorization to this effect will be submitted at the next shareholders' meeting.

  THE COMPANY MAY ENGAGE IN ACQUISITIONS WHICH COULD ADVERSELY AFFECT PROFITABILITY. THE COMPANY MAY NOT BE ABLE TO COMPETE EFFECTIVELY OR BECOME PROFITABLE IN ANY MARKETS IT ENTERS.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF ILOG

     ILOG S.A. is a societe anonyme, a form of limited liability company, incorporated under the laws of France. The Company was registered at the Greffe of the Registry of Commerce, Paris on April 6, 1987 for a duration of 99 years. The Company was founded by Mr. Pierre Haren and Mr. Patrick Albert, with the support of the Institut National de Recherche en Informatique et en Automatique (INRIA). It is subject to Book II of the French Code du Commerce and to Act No. 67-236 of March 23, 1967 on les societes commerciales (French Company Law).

     The Company is registered with the Register of Commerce and Companies of Creteil under number B 340 852 458. The corporate purposes of the Company, within France, its overseas territories, and outside of France, are as follows:

          a. the consultation and completion of research and studies and generally all services related to intelligent software;

          b. the development, running, distribution and maintenance of hardware and software;

          c. training in these areas of activity, including audiovisual techniques and generally, all useful support tools,

all directly or indirectly, on its own behalf or on behalf of third parties, for sale or in conjunction with third parties, by means of the setting-up of new companies, capital contributions, the purchase of securities, mergers, alliances or investment companies or by lease or management lease of any assets or rights or otherwise. These corporate purposes may be found in Article 3 of the Company's statuts.

     The registered office of the Company is located at 9 rue de Verdun, 94253 Gentilly, France, and its telephone number is 011 33 1 49 08 35 00. The Company's agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York, 10011.

     In 1988, the Company began shipping software components developed in the LISP programming language. In 1992, the Company started to transition its products to the C++ programming language. In 1993, the Company began shipping ILOG Views and ILOG Solver. In 1997 the Company acquired the business of CPLEX Optimization, Inc. ("CPLEX"), located in Incline Village, Nevada, which provides linear based optimizer products written in C. In 1998 the Company started to introduce Java versions of its products.

     The Company's software development efforts are based in France, except for the CPLEX products, which are developed in Incline Village. Until 1995 the Company's sales were concentrated in Europe, particularly in France. In 1995, the Company started to expand its sales efforts globally by establishing a major sales presence in the U.S. and Asia and acquiring CPLEX, which has resulted in revenue and expense growth.

     Up until its initial public offering in 1997 on the Nasdaq National Market, which raised $24.9 million, the Company has financed itself through a combination of retained earnings, venture capital investments and interest free loans from French government agencies and the European Union. The Company partially financed the 1997 CPLEX acquisition through the issuance of 1.7 million shares and promissory notes totaling $5.0 million. In 1998 a further financing of $10.5 million was received from SAP A.G. in exchange for 685,064 shares. In 1998 the Company listed its shares on the Nouveau Marche, Paris.

B.  BUSINESS OVERVIEW

     ILOG develops, markets and supports software components for visual interface, resource optimization and business rules functions that are fundamental to the development of strategic business applications by creating pre-built and pre-tested software components to address these common software functions. The Company's object oriented components reduce the time, cost and risk in the development process, and allow users to focus their own efforts on value-added, business specific programming tasks. The Company's components provide high performance and scalability, run on the most popular Windows and Unix platforms, and can be used to facilitate client-side, server-side or web development efforts. The Company also offers a range of consulting, customer training and maintenance services.

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

     High Performance and Scalability. The proprietary algorithms embedded in ILOG components are highly efficient and scale well to specific application needs. Applications using ILOG components can run efficiently on small PCs as well as on the most powerful parallel workstations and servers because ILOG components are both CPU and memory efficient. Intensive users can display or manage tens of thousands of objects. ILOG components are currently being used in demanding applications such as communication network management, real-time air traffic control, industrial control and military command and control.

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

  STRATEGY

     ILOG's objective is to be the leading worldwide provider of optimization, visualization and business rules software components. Key elements of the Company's strategy to achieve this objective include the following:

     Expand ISV Business. The Company has agreements with over 300 ISVs and intends to sell its components to additional ISVs for inclusion in packaged software products. Approximately 50% of the Company's revenues in 2001 were from ISVs. The Company is currently increasing its marketing efforts to ISVs because of the ability to generate license fees and/or royalties from ISVs that include one or more ILOG components in their products.

     Increase Penetration of Existing Customer Base. The Company intends to expand revenues from its components used by its existing customers. Since the Company's components are initially licensed to a few developers for application development projects inside an enterprise, the successful completion of these projects and the launching of additional software design projects within a customer's organization create additional sales and royalty opportunities for the Company. The Company uses the success of projects with existing customers as an internal reference for horizontal expansion within that organization.

     Extend Technological Leadership. The Company intends to maintain and extend its current technological leadership as a provider of object oriented software components. The Company intends to focus its development efforts on enhancing the performance and scalability of its current components, porting them to additional programming languages and expanding the number of components to address common software development needs.

     Penetrate Vertical Market Base. The Company devotes significant sales efforts to three vertical markets: (i) graphic tools for communications network management, (ii) optimization engines for supply chain management software applications and (iii) business rules engines for e-commerce and financial applications. The Company has become a leader in these markets and may continue this strategy by adding further vertical markets.

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

  PRODUCTS

     The Company's products are high-performance C, C++ or Java software components sold in binary form delivered on CD-ROMs or over the internet. The Company's software components are sold to C, C++ or Java developers within information technology (IT or MIS) departments of end-user enterprises or to system integrators, value added resellers ("VARs"), ISVs, and OEMs. The components facilitate rapid development and deployment of complex applications by providing pre-written portions of the software in order to reduce the time, cost and risk of the application development cycle. The Company's components are independent and can be purchased for integration into new or existing applications individually or in combination with other components. The components run on the most popular Windows and Unix platforms and can be used to facilitate client-side, server-side or internet development efforts.

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

     The following table sets forth certain information regarding the components licensed by the Company:

                                           CALENDAR        CALENDAR
                                         YEAR OF FIRST   YEAR OF MOST
                                          COMMERCIAL        RECENT
PRODUCT CATEGORY AND NAME                  SHIPMENT        VERSION             PRODUCT DESCRIPTION
-------------------------                -------------   ------------          -------------------
OPTIMIZATION
ILOG Solver............................      1993            2001       Constraint-based reasoning for
                                                                        resource allocation
ILOG Scheduler.........................      1994            2001       Add-on product for Solver for
                                                                        short-term scheduling
ILOG Dispatcher........................      1997            2001       Add-on product for Solver for the
                                                                        transportation industry
ILOG CPLEX.............................      1997            2001       High performance components for
                                                                        linear programming in C
ILOG OPL Studio........................      1998            2001       Optimization modeling
ILOG Configurator......................      1999            2001       Embeddable engine for
                                                                        configuration applications
ILOG JConfigurator.....................      2001            2001       Embeddable engine for
                                                                        configuration applications in Java
ILOG JSolver...........................      2001            2001       Embeddable constraint-based
                                                                        reasoning for resource allocation
                                                                        in Java
VISUALIZATION
ILOG Views Component Suite.............      1993            2000       Data visualization and graphical
                                                                        user interface in C++
ILOG DB-Link...........................      1994            2000       Access to relational and object
                                                                        relational data from C++
ILOG Server............................      1996            2000       Application integration and
                                                                        real-time event notification
ILOG JViews Component Suite............      1997            2001       Data visualization in Java
ILOG JTGO..............................      1998            2001       Graphic components for the
                                                                        communications industry
RULES
ILOG Rules.............................      1993            2001       Real-time agents for filtering and
                                                                        alarm management
ILOG JRules............................      1997            2001       Real-time agents for filtering and
                                                                        alarm management in Java

     The above products are sold by all of the Company's business units except JTGO which is a vertical product for the communications industry. Historically, the Company has made minor revisions to its products approximately every six months and has released new versions of its products every 12 to 18 months.

     The following describes the Company's software components by product category:

  Optimization Products

     The Company currently markets seven optimization components and one optimization modeling product which in 2001 comprised 49% of the Company's revenue from license fees. The Company generates its revenues from a concentrated group of product families. Any factor adversely affecting any of these product families could have a material adverse affect on the Company. See "Item 3. Key Information -- Risk Factors."

     The ILOG Solver and JSolver constraint-programming components provides the basic programming layer embedding the core constraint processing technology, and the ILOG Scheduler and ILOG Dispatcher components are vertical add-ons. ILOG Solver provides developers with an off-the-shelf engine for solving a wide variety of industrial problems, such as short-term scheduling (e.g. MRP). Finding a high-quality solution was impractical until the advent of constraint-based reasoning. ILOG Solver provides a problem-definition and nonlinear modeling system that allows for accurate characterization of real-world problems. ILOG Solver's solution algorithms (constraint propagation, branch-and-bound, and numerical and logical processing) can then be used by programmers to solve these difficult problems in communications, defense, transportation and manufacturing.

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

     ILOG Configurator and JConfigurator are embeddable engines for customer relationship management (CRM) and/or web-based configuration applications. They are based on constraint programming applied to structured objects. A hierarchical, dynamic tree describes the taxonomy of component types with each component described by type, attributes, connection ports and constraints. Types, attributes and ports are constrained variables, and their domains represent the set of feasible values. For ports, a wildcard allows the description of extensible domains. ILOG Configurator allows automatic generation of a product either partially or completely, and the computation of an optimized configuration. ILOG Configurator's capabilities are designed for online selling applications to enable optimized selections between buyers' needs and current offerings.

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

  Visualization Products

     The Company currently markets user interface components which in 2001 comprised approximately 31% of the Company's revenues from license fees. The Company generates its license fees from a concentrated group of product families. As a result, any factor adversely affecting the license of any of these product families could have a material adverse effect on the Company.

     ILOG Views and JViews are each a comprehensive data visualization and graphical user interface environment providing components for structured two-dimensional graphics. ILOG Views is used to solve a wide range of graphics problems in industrial and commercial environments.

     ILOG Views is composed of a core technological layer and a number of pre-defined, high-level graphical components. The core layer provides performance and portability (i.e., the ability to implement platform independent interfaces) and the object oriented representations of all the basic graphical entities. This layer provides developers with hundreds of classes of graphical objects and methods to construct highly interactive graphical environments, allowing real-time display of several million graphical objects in a single display space. Applications can rapidly pan and zoom within this virtual display area, allowing selection and manipulation of objects anywhere in the display. The Company believes its emphasis on performance represents an important advantage of ILOG Views for implementing the graphical user interface of complex applications such as real-time network supervision. ILOG Views also includes graphic objects such as controls, charts, Gantts, spreadsheets, network graphers, and more. It displays and interacts with maps, networks and other complex 2D representations. Users can visually create panels, business graphic objects and C++ or JavaScript code. Dedicated add-on modules, ILOG Views Maps, ILOG Views Charts, ILOG Inform, ILOG DB-Link, ILOG TGO and ILOG TGF, are available to facilitate the access to data sources and RDBMS, and ease the development of mapping or communications specific applications. ILOG Views supports ActiveX and Netscape Plugs-Ins.

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

     ILOG JTGO (Telecom Graphic Objects) is an extension to ILOG JViews dedicated to the creation of graphical user interfaces for communication network management and data applications in Java. ILOG JTGO provides in a single product graphical objects representing dedicated industry behaviors and thus offers major productivity improvements to communication network software developers and users.

  Rules Products

     The ILOG Rules and JRules components, which comprised approximately 20% of the Company's license revenues in 2001, allows the development of intelligent agents for monitoring data flows in real time. ILOG Rules and ILOG JRules provide an environment for building and managing enterprise-wide business rule applications in C++ and Java. They share a common set of tools known as the Rule Kit which includes: (i) Rule Builder, an integrated development environment for developing and debugging business rule applications; (ii) Business Rule Language, a customizable and extensible business rule language, placing business rule definition in the hands of the user; and (iii) Rule Editor, adaptable web-enabled and JavaBean components that can be embedded in applications. ILOG Rules is used in applications such as network management, process monitoring and fraud detection. ILOG JRules is used in multi-threaded application servers to create rule-based personalization, customer relationship management, pricing, and workflow solutions for eCommerce and eBusiness web-based applications. JRules is also used to develop network management applications and business applications containing complex business procedures and policy.

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

  CUSTOMERS AND APPLICATIONS

     As of September 30, 2001, ILOG components had been licensed by over 2,000 customers for development and/or deployment in a wide range of applications described below.

                                 MANUFACTURING

Supervision and Data
  Visualization

- Equipment performance analysis
- Geographic information systems
- Process monitoring and control
- Quality analysis

Resource Optimization

- Equipment configuration and diagnostics
- Logistics and distribution planning
- Manpower planning and crew scheduling
- Production line scheduling

Production planning

- Supply chain logistics
- Warehouse management
                                 COMMUNICATIONS

Network and Systems
  Management

- Network visualization
- Configuration management
- Fault management
- Performance management
- Security management

Service Management

- Dynamic tariff policy management
- On-demand service provisioning
- Flexible invoicing

Network Planning

- Economic analysis
- Ground and space equipment scheduling
- Satellite mission planning
- Network modeling
                             AEROSPACE AND DEFENSE

Command, Control,
  Communications and Intelligence (C3I) systems

- Data fusion
- Geographic information systems
- Image processing
- Logistics mapping

Process Monitoring

- Data flow monitoring
- Radar visualization
- Test bench monitoring simulation
- Capability analysis
- Flight simulators
- Scenario analysis

Resource Allocation and
  Optimization

- Frequency and bandwidth allocation
- Mission planning
- On-board resource scheduling
- Payload optimization
- Supply chain logistics

                                 TRANSPORTATION

Resource Optimization

- Airport counter, gate and belt allocation
- Command and control
- Crew allocation
- Distribution planning
- Equipment scheduling
- Fleet management
- Maintenance planning and scheduling
- Timetabling
- Traffic planning
- Warehouse management

Supervision & Data Visulations

- Geographic information systems
- Traffic monitoring
- Vehicle tracking systems
                                    FINANCE

- Online investment management
- Online lending
- Online trading
- Online financial planning & advisory services
- Web personalization
- Portfolio management & optimization
- Risk management
- Automated trading
- Order generation & management
- Loan configuration
- Underwriting
- Claims processing
- Straight-through-processing
- Customer care & billing
                                   E-BUSINESS

- Configuration
- Web personalization
- Online production scheduling
- E-merchandising management
- E-supply chain cockpit
- E-marketing

  SALES AND MARKETING

     The Company derives its revenues from the sale of development licenses to application developers and from royalties or deployment licenses once applications are developed and deployed and related services. Revenues from license fees and services represented 66% and 34%, respectively, of the Company's total revenues in 2001. Services revenue consist of consulting to facilitate the adoption of the Company's products, maintenance and customer training. Consulting, maintenance and training accounted for 15%, 17% and 2%, respectively, of the Company's total revenues in 2001.

     Total revenues increased to $79.2 million in 2001 from $71.3 million in 2000, and from $63.7 million in 1999, representing increases of 11% and 12% over the respective previous years. The rate of growth in 2001 reflects the transition of the Company's channels of distribution from end users to ISVs, which have a longer selling cycle, and the impact of slower spending by communications industry customers in the latter part of 2001. The rate of growth in 2000 reflects the ISV transition and spending diversions by customers from new application development to Year 2000 readiness.

     During 2001, 2000 and 1999, revenues generated from customers in North America totaled approximately in $36.3 million, $32.0 million and $22.5 million; in Europe $34.1 million, $32.6 million and $34.5 million; and in Asia $8.8 million, $6.7 million and $6.7 million; respectively. The 12% growth in North American revenues and the 4% increase in European revenues in 2001 over 2000 reflects the decline of the Euro and the transition of the Company's channel of distribution from end users to ISVs, which have a greater proportion located in North America, combined with the general strength of the internet driven economy in the U.S. in the first part of 2001. The 31% growth in Asia in 2001 reflects the successful results of the Company's Japanese operations which were established in 1999.

     ILOG markets and sells its products worldwide principally through its direct sales force, system integrators, VARs, ISVs and OEMs to two types of customers: end users and solution providers, which integrate the components into specific software applications or as system enhancements.

     The Company has sales offices and/or subsidiaries in France, U.S., Germany, Japan, Singapore, Spain and U.K. Similar to many companies in the software industry with significant sales outside of the U.S., the Company generally realizes lower revenues in the September quarter than in the immediately preceding quarter due primarily to reduced economic activity in Europe in the summer months.

     The sales organization includes field sales representatives, who bear primary responsibility for customer relationships; field sales engineers, who answer technical questions, perform demonstrations and develop prototypes or proof-of-concept projects for customers and inside telesales representatives. Due to the strategic nature of ILOG products, potential customers typically conduct extensive evaluations of the available technologies before making product acquisition decisions. Common objectives of these evaluations are to determine the degree of leverage provided by purchasing ILOG products versus rewriting their salient features. Consequently, ILOG's sales cycle is generally three to six months or more and varies substantially from customer to customer.

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

     An important part of ILOG's sales strategy is the cultivation of indirect sales channels. Of the approximately 2,000 total ILOG customers, more than 300 are ISVs and/or OEMs that develop and resell software based on ILOG technologies. In 2001 approximately 50% of the Company's license revenues were from ISVs and/or OEMs. The Company also sells through systems integrators and VARs, and distributors in Europe, Asia and South America. Substantially all of the Company's indirect sales channels add significant value to the product in the form of application development, integration with other software and/or hardware products, consulting and/or training.

     The Company markets its products and services through its three worldwide business divisions that serve the Company's core industry segments. The Company also has a business division dedicated to direct selling through the telephone and internet in support of the three market-focused divisions. Their structure is designed to bring the Company close to customers, foster more repeat sales, improve profitability and develop opportunities within the electronic commerce arena.

     The three market-focused divisions handle industry marketing, sales, consulting and some product development. Their charter is to meet and anticipate customer needs while maintaining a tight industry focus. These business divisions are Value Chain Management, Communications and Industry Solutions.

     The Value Chain Management Business Division is focused on supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Communications Division is dedicated to the web-enabled network management and customer care sectors. The Industry Solutions Division focuses on the e-commerce, finance, transportation and defense industries.

     The ILOG Direct Division is a direct sales organization with the mission of delivering product from orders received via the telephone and the internet to customers not requiring consulting, personal account management or product customization.

     ILOG's software is typically shipped to customers promptly upon receipt of an order and the execution of a license agreement. Consequently, ILOG seldom experiences a material backlog of unfulfilled orders, and does not consider backlog to be a meaningful indicator of future performance. See "Item 5. Operating and Financial Review and Prospects."

     Marketing and selling expenses increased to $40.9 million in 2001 from $35.6 million in 2000 and from $31.5 million in 1999, representing 52%, 50% and 49% of total revenues, respectively. The level of marketing and selling expenses as a percentage of total revenues is attributable to the on-going worldwide expansion of the Company's marketing and selling organization.

     The sales organization includes field sales representatives, who bear primary responsibility for customer relationships; field sales engineers, who answer technical questions, perform demonstrations and develop prototypes or proof-of-concept projects for customers and inside telesales representatives. Due to the strategic nature of ILOG products, potential customers typically conduct extensive evaluations of the available technologies before making product acquisition decisions. Common objectives of these evaluations are to determine the degree of leverage provided by purchasing ILOG products versus rewriting their salient features. Consequently, ILOG's sales cycle is generally three to six months or more and varies substantially from customer to customer.

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

     An important part of ILOG's sales strategy is the cultivation of indirect sales channels. Of the approximately 2,000 total ILOG customers, more than 300 are ISVs and/or OEMs that develop and resell software based on ILOG technologies. In 2001 approximately 50% of the Company's license revenues were from ISVs and/or OEMs. The Company also sells through systems integrators and VARs, and distributors in Europe, Asia and South America. Substantially all of the Company's indirect sales channels add significant value to the product in the form of application development, integration with other software and/or hardware products, consulting and/or training.

     The Company markets its products and services through its three worldwide business divisions that serve the Company's core industry segments. The Company also has a business division dedicated to direct selling through the telephone and internet in support of the three market-focused divisions. Their structure is designed to bring the Company close to customers, foster more repeat sales, improve profitability and develop opportunities within the electronic commerce arena.

     The three market-focused divisions handle industry marketing, sales, consulting and some product development. Their charter is to meet and anticipate customer needs while maintaining a tight industry focus. These business divisions are Communications, Value Chain Management and Industry Solutions.

     The Communications Division is dedicated to the web-enabled network management customer care and customer relationship management sectors. The Value Chain Management Business Division is focused on supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Industry Solutions Division focuses on the e-commerce, finance, transportation and defense industries.

     The ILOG Direct Division is a direct sales organization with the mission of delivering product from orders received via the telephone and the internet to customers not requiring consulting, personal account management or product customization.

     ILOG's software is typically shipped to customers promptly upon receipt of an order and the execution of a license agreement. Consequently, ILOG seldom experiences a material backlog of unfulfilled orders, and does not consider backlog to be a meaningful indicator of future performance. See "Item 5. Operating and Financial Review and Prospects."

     Marketing and selling expenses increased to $40.9 million in 2001 from $35.6 million in 2000 and from $31.5 million in 1999, representing 52%, 50% and 49% of total revenues, respectively. The level of marketing and selling expenses as a percentage of total revenues is attributable to the on-going worldwide expansion of the Company's marketing and selling organization.

  RESEARCH AND DEVELOPMENT

     The Company has committed, and expects to continue to commit in the future, substantial resources to research and development. During 2001, 2000 and 1999, net research and development expenses were $14.8 million, $12.2 million, and $9.8 million, respectively. Gross research and development expenses before the offsets of funding provided by the European Union and agencies of the French government were $15.6 million, $13.1 million, and $10.6 million in 2001, 2000 and 1999, respectively.

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

  COMPETITION

     The Company believes that the primary competitive factors in its markets are product performance and features, sales and distribution capabilities and total cost. The Company's present direct competitors include a number of private and public companies such as Computer Associates, Cosytech, Dash Associates Limited, HNC Software, Inc., IBM, Loox Software, Selectica, Inc., SL Corporation, and Trilogy Software, Inc. The Company also competes with companies that provide packaged software with respect to specific applications. In addition, virtually all of the Company's customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing the Company's current or proposed components. This would eliminate their need for the Company's services and components and limit future opportunities for the Company. The Company therefore is required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products. The Company expects to face additional competition from other established and emerging companies if the market for its components continues to develop and expand. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by the Company's products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to maintain prices for its products at levels that will enable the Company to market its products profitably. Any decrease in prices, as a result of competition or otherwise, could have a material adverse effect on the Company's business, operating results and financial condition.

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

C.  ORGANIZATIONAL STRUCTURE

     The Company has the following wholly owned subsidiaries: ILOG, Inc., ILOG Limited, ILOG GmbH, ILOG SA, the ILOG(S) (Pte) Ltd and ILOG KK, which operate in the United States, United Kingdom, Germany, Spain, Singapore and Japan, respectively.

D.  PROPERTY, PLANT AND EQUIPMENT

     The Company's corporate headquarters are located in Gentilly, France, a suburb of Paris, in premises consisting of approximately 54,000 square feet under leases expiring in 2004. The Company maintains a research and development facility in Sophia-Antipolis, in the south of France, in premises consisting of approximately 2,000 square feet under a lease expiring in 2005. The Company has its U.S. headquarters in Mountain View, California in premises consisting of approximately 37,000 square feet under a lease expiring in 2007. The Company maintains a sales office and research and development facility in Incline Village, Nevada, in premises consisting of approximately 4,000 square feet under a lease expiring in October 2002, and leased sales offices in Arlington, Virginia, Bingham Farms, Michigan, and Southborough, Massachusetts. In addition, the Company maintains leased sales and customer support offices in Bracknell, near London, England; in Bad Homburg, near Frankfurt, Germany; in Madrid, Spain; in Singapore; and in Tokyo, Japan.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

     The following table sets forth certain items from the Company's consolidated statement of operations as a percentage of total revenues for the periods indicated:

                                                               YEAR ENDED JUNE 30,
                                                              ---------------------
                                                              2001    2000    1999
                                                              -----   -----   -----
Revenues:
     License fees...........................................    66%     66%     61%
     Services...............................................    34      34      39
                                                               ---     ---     ---
          Total revenues....................................   100     100     100
                                                               ---     ---     ---
Cost of revenues:
     License fees...........................................     2       2       2
     Services...............................................    16      18      22
                                                               ---     ---     ---
          Total cost of revenues............................    18      20      24
                                                               ---     ---     ---
Gross margin................................................    82      80      76
                                                               ---     ---     ---
Operating expenses:
     Marketing and selling..................................    51      50      49
     Research and development...............................    19      17      15
     General and administrative.............................    11      11      12
     Nouveau marche expenses................................    --      --       1
     Write-off of acquired intangible assets................    --       1       4
                                                               ---     ---     ---
          Total operating expenses..........................    81      79      81
                                                               ---     ---     ---
Income (loss) from operations...............................     1       1      (5)
Net interest income (expense), income taxes and other.......    --       1      --
                                                               ---     ---     ---
Net income (loss)...........................................     1%      2%     (5)%
                                                               ===     ===     ===

and 1999, respectively. In the event the Company significantly increases the incorporation of third-party technology in its products, the payment of royalties may have the effect of lowering gross margins.

     Services. The Company's gross margin for services is primarily impacted by the mix of consulting, maintenance and training revenues, where consulting and training revenues are relatively lower margin activities. The need for consulting and training services by the Company's customers to facilitate their adoption of the Company's products and the Company's ability to satisfy the demand for such services frequently has a direct impact on the Company's ability to generate license fees. Cost of services, consisting primarily of employee-related expenses for these services, decreased to $12.7 million in 2001 from $13.1 million in 2000 and from $14.4 million in 1999. The services gross margin increased to 53% in 2001, from 47% in 2000 and 42% in 1999, reflecting the trend of the Company's consulting and training activities decreasing in relation to higher margin maintenance revenues which increased.

  Operating Expenses

     Marketing and Selling. Marketing and selling expenses consist primarily of salaries and other payroll related expenses such as incentive compensation, promotional marketing activities, customer pre-sales technical support and overhead costs relating to occupancy. Marketing and selling expenses increased to $41.0 million in 2001 from $35.6 million in 2000 and from $31.5 million in 1999, representing 52%, 50% and 49% of total revenues, respectively. The level of marketing and selling expenses as a percentage of total revenues is attributable to the worldwide expansion of the Company's marketing and selling organization. The increase in marketing and selling expenses over the last three years is due primarily to sales and marketing headcount growth which increased to 250 at June 30, 2001 from 177 at June 30, 1998. The increase in headcount resulted primarily from organizational growth in the U.S. The Company intends to continue the expansion of its sales and marketing organization to promote its products and provide customer support capability. Accordingly, the Company anticipates that marketing and selling expenses will continue to increase in absolute terms.

     Research and Development. Research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union to reduce the cost to the Company of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken and the related expenses are incurred. The following table sets forth research and development expenses and the amounts of government funding for 2001, 2000 and 1999:

                                                                  YEAR ENDED JUNE 30,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
Gross research and development expenses.....................  $15,628   $13,075   $10,576
Less government funding.....................................     (824)     (880)     (741)
                                                              -------   -------   -------
Research and development expense, net of funding............  $14,804   $12,195   $ 9,835
                                                              =======   =======   =======

     Research and development expenses increased to $14.8 million in 2001 from $12.2 million in 2000 and from $9.8 million in 1999, representing 19%, 17% and 15% of total revenues, respectively. The increases in research and development expenses was due to staffing increases and the development of ILOG JSolver and JConfigurator and significant upgrades to the Company's visualization and business rules product lines. From June 30, 1998 to June 30, 2001 research and development staffing increased from 76 to 137. The Company has not capitalized any software development costs and all research and development costs have been expensed as incurred.

     General and Administrative. General and administrative expenses consist primarily of personnel and related overhead costs for finance and general management. General and administrative expenses increased to $8.7 million in 2001 from $8.1 million in 2000 and from $7.4 million in 1999, representing 11%, 11% and 12% of total revenues, respectively. The increase in general and administrative expenses is due to increases in the and 1999, respectively. In the event the Company significantly increases the incorporation of third-party technology in its products, the payment of royalties may have the effect of lowering gross margins.

     Services. The Company's gross margin for services is primarily impacted by the mix of consulting, maintenance and training revenues, where consulting and training revenues are relatively lower margin activities. The need for consulting and training services by the Company's customers to facilitate their adoption of the Company's products and the Company's ability to satisfy the demand for such services frequently has a direct impact on the Company's ability to generate license fees. Cost of services, consisting primarily of employee-related expenses for these services, decreased to $12.7 million in 2001 from $13.1 million in 2000 and from $14.4 million in 1999. The services gross margin increased to 53% in 2001, from 47% in 2000 and 42% in 1999, reflecting the trend of the Company's consulting and training activities decreasing in relation to higher margin maintenance revenues which increased.

  Operating Expenses

     Marketing and Selling. Marketing and selling expenses consist primarily of salaries and other payroll related expenses such as incentive compensation, promotional marketing activities, customer pre-sales technical support and overhead costs relating to occupancy. Marketing and selling expenses increased to $41.0 million in 2001 from $35.6 million in 2000 and from $31.5 million in 1999, representing 52%, 50% and 49% of total revenues, respectively. The level of marketing and selling expenses as a percentage of total revenues is attributable to the worldwide expansion of the Company's marketing and selling organization. The increase in marketing and selling expenses over the last three years is due primarily to sales and marketing headcount growth which increased to 250 at June 30, 2001 from 177 at June 30, 1998. The increase in headcount resulted primarily from organizational growth in the U.S. The Company intends to continue the expansion of its sales and marketing organization to promote its products and provide customer support capability. Accordingly, the Company anticipates that marketing and selling expenses will continue to increase in absolute terms.

     Research and Development. Research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union to reduce the cost to the Company of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken and the related expenses are incurred. The following table sets forth research and development expenses and the amounts of government funding for 2001, 2000 and 1999:

                                                                  YEAR ENDED JUNE 30,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
Gross research and development expenses.....................  $15,628   $13,075   $10,576
Less government funding.....................................     (824)     (880)     (741)
                                                              -------   -------   -------
Research and development expense, net of funding............  $14,804   $12,195   $ 9,835
                                                              =======   =======   =======

     Research and development expenses increased to $14.8 million in 2001 from $12.2 million in 2000 and from $9.8 million in 1999, representing 19%, 17% and 15% of total revenues, respectively. The increases in research and development expenses was due to staffing increases and the development of ILOG JSolver and JConfigurator and significant upgrades to the Company's Visualization and Business Rules product lines. From June 30, 1998 to June 30, 2001 research and development staffing increased from 76 to 137. The Company has not capitalized any software development costs and all research and development costs have been expensed as incurred.

     General and Administrative. General and administrative expenses consist primarily of personnel and related overhead costs for finance and general management. General and administrative expenses increased to $8.7 million in 2001 from $8.1 million in 2000 and from $7.4 million in 1999, representing 11%, 11% and 12% of total revenues, respectively. The increase in general and administrative expenses is due to increases in the

     The growth in e-commerce, finance, transportation and defense industry revenues to $25.5 million in 2001 from $23.9 million in 2000 reflects the Company's penetration of the finance sector market place, where previously it had minimal presence. This is predominantly a result of the competitive success of the Company's business rules products, which also generated additional cross-selling opportunities for other ILOG products. This revenue growth resulted in the profitability of this segment increasing from $2.1 million in 2000 to $2.9 million in 2001.

     Other revenues, which predominantly are from Asia, grew in 2001 to $10.2 million from $7.0 million in 2000 due to the establishment of the Company's Japanese operations in 1999. The operating loss for the corporate and other segment increased from $6.1 million in 2000 to $7.9 million in 2001 as a result of significant increased spending in research and development in 2001 over 2000.

  Currency Fluctuations

     The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the U.S. dollar, the financial reporting currency. A significant portion of the Company's revenues and expenses are denominated in Euros or Euro equivalent currencies, and the remainder in U.S. dollars and other currencies. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on non-U.S. dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in the Company's statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results.

     Under the Company's accounting policy for foreign currency translation, the results of the Company and each of its subsidiaries are measured in the currency in which that entity primarily conducts its business (the functional currency). The functional currencies of the Company and its subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation." All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at weighted average exchange rates of the year. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income (loss). The net exchange gain for 2001, 2000 and 1999 was $0.6, $0.7 and $0.2 million, respectively. These amounts represent transaction gains and are included in net interest income (expense) and other. Through June 30, 2001, the Company has not undertaken hedging transactions to cover its currency transaction exposure. However, in July 2001 the Company started some limited hedging activities designed to mitigate the effect of changing exchange rates on earnings per share. See Note 1 of Notes to Consolidated Financial Statements and "-- Trend Information".

  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes."

     Income tax expense in 2001, 2000 and 1999 was $0.8 million, $0.6 million and $0.1 million, respectively, reflecting tax charges in certain sales subsidiaries that were profitable on a tax basis in those years.

     At June 30, 2001, the Company had net operating loss carryforwards from various tax jurisdictions of approximately $40 million, of which $10 million and $3 million were in France and the U.K., respectively, with no expiration date and $26 million were in the U.S. expiring between 2002 and 2021 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

     The growth in e-commerce, finance, transportation and defense industry revenues to $25.5 million in 2001 from $23.9 million in 2000 reflects the Company's penetration of the finance sector market place, where previously it had minimal presence. This is predominantly a result of the competitive success of the Company's business rules products, which also generated additional cross-selling opportunities for other ILOG products. This revenue growth resulted in the profitability of this segment increasing from $2.1 million in 2000 to $2.9 million in 2001.

     Other revenues, which predominantly are from Asia, grew in 2001 to $10.2 million from $7.0 million in 2000 due to the establishment of the Company's Japanese operations in 1999. The operating loss for the corporate and other segment increased from $6.1 million in 2000 to $7.9 million in 2001 as a result of significant increased spending in research and development in 2001 over 2000.

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

     Under the Company's accounting policy for foreign currency translation, the results of the Company and each of its subsidiaries are measured in the currency in which that entity primarily conducts its business (the functional currency). The functional currencies of the Company and its subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation." All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at weighted average exchange rates of the year. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income (loss). The net exchange gain for 2001, 2000 and 1999 was $0.6, $0.7 and $0.2 million, respectively. These amounts represent transaction gains and are included in net interest income (expense) and other. Through June 30, 2001, the Company has not undertaken hedging transactions to cover its currency transaction exposure. However, in July 2001 the Company started some limited hedging activities designed to mitigate the effect of changing exchange rates on earnings per share. See Note 1 of Notes to Consolidated Financial Statements and "-- Trend Information".

  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes."

     Income tax expense in 2001, 2000 and 1999 was $0.8 million, $0.6 million and $0.1 million, respectively, reflecting tax charges in certain sales subsidiaries that were profitable on a tax basis in those years.

     At June 30, 2001, the Company had net operating loss carryforwards from various tax jurisdictions of approximately $40 million, of which $10 million and $3 million were in France and the UK, respectively, with no expiration date and $26 million were in the U.S. expiring between 2002 and 2021 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

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

D.  TREND INFORMATION

     The Company sells its products and services to software developers in a number of different market places. During 2001 revenues were derived from the value chain software market; communications industry; finance, transportation and defense sectors; and other sectors encompassing Asia, which accounted for 32%, 23%, 32% and 13% of revenues, respectively, compared to 28%, 29%, 34% and 9%, respectively, in 2000.

     The growth in the value chain market revenues in 2001 to $25.2 million from $19.9 million in 2000 reflects a number of the Company's major supply chain ISVs entering and/or increasing deployment of the Company's optimization products, combined with the strength of the global economy through early 2001. The projected weakening of the global economy in 2002 is expected to adversely impact demand and revenues for supply chain optimization products for the coming year.

     The decline in the communications market revenues in 2001 to $18.3 million from $20.4 million in 2000 reflects the significant slow-down in spending by this sector since mid-2001 and spending is generally not expected to resume to its historic levels in 2002.

     The growth in e-commerce, finance, transportation and defense industry revenues to $25.5 million in 2001, from $23.9 million in 2000, reflects the Company's penetration of the finance sector market place, where previously it had minimal presence. This is predominantly a result of the competitive success of the Company's business rules products, which also generated additional cross-selling opportunities for other ILOG products. Until September 2001, demand by the transportation sector for the Company's products has been stable as it sought to improve efficiencies amid capacity restraints. However the events of September 11, 2001 is causing major changes in the transportation industry on a global basis, and its impact on the purchasing of the Company's products by this sector is currently indeterminable. The events of September 11 are also expected to have an impact on defense spending patterns, which may positively or negatively impact the Company's revenues from this sector.

     Other revenues, which predominantly are from Asia, grew in 2001 to $10.2 million from $7.0 million in 2000 due to the establishment of the Company's Japanese operations in 1999.

     Since mid-2001, in response to general economic trends in its business, the Company has significantly limited employee recruitment and thus, expense growth. This is expected to continue until signs of business strength re-emerge. The events of September 11 have resulted in some reduced corporate travel and the deferral of the Company's User Meeting from October 2001 to April 2002. The company does not have any operations in the New York area.

     The recent weakening trend of the US dollar against the Euro will have a negative impact on the results of operations of the Company. However, in July 2001 the Company started some limited hedging activities in the form of forward contracts selling U.S. dollars for Euros that are designed to mitigate the effect of changing exchange rates on earnings per share.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

     In accordance with French law governing a societe anonyme, the Company's affairs are managed by its Board of Directors and by its Chairman, President and Chief Executive Officer, who has full executive authority to manage the affairs of the Company. The Chairman and Chief Executive Officer, under French law, has the broadest powers to act on behalf of ILOG and to represent ILOG in dealings with third parties, subject only to those powers expressly reserved by law to the Board of Directors or the shareholders. The Chairman and Chief Executive Officer determines, and is responsible for the implementation of, the goals, strategies and budgets of ILOG, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. French company law no. 2001-420 dated May 15, 2001, published on May 16, 2001, known as the Law of May 15, 2001, gives to the Board of Directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons. The Company's statuts currently do not provide for this. As provided in the Law of May 15, 2001, the Company must amend its statuts to comply with the new law within 18 months of its publication. The Company intends to submit a resolution to this effect at the next general shareholders' meeting to be convened on December 18, 2001, to approve the accounts for the fiscal year ended June 30, 2001. Pursuant to French law and the Company's statuts, the Board of Directors can appoint up to five Directeurs Generaux Delegues whose powers and responsibilities are determined by the Board together with the Chief Executive Officer who have broad powers to represent and bind the Company in dealings with third parties. Pursuant to the Law of May 15, 2001 (when implemented by the Company), if the function of Chairman and Chief Executive Officer is split between two different persons, the right to propose to the Board the appointment of one or several Directeurs Generaux Delegues will belong to the Chief Executive Officer.

     The following table sets forth the names, ages and positions of the Directors and executive officers of ILOG as of September 30, 2001:

NAME                                    AGE         POSITION WITH THE COMPANY
----                                    ---         -------------------------
Pierre Haren..........................  48    Chairman and Chief Executive Officer
Jean-Francois Abramatic...............  52    Senior Vice President, Research and
                                              Development
Patrick Albert........................  45    Chief Technology Officer
Eric Brisson..........................  36    Vice President and General Manager
                                              Communications Business Division
Christian Deutsch.....................  56    Vice President, Operations
Douglas Doyle.........................  45    Vice President, Marketing
Roger Friedberger.....................  50    Chief Financial Officer
Bounthara Ing.........................  38    Vice President and General Manager
                                              Industry Solutions Division
Janet Lowe............................  43    Vice President, Special Projects
Todd Lowe.............................  45    Director, Executive Vice President and
                                              General Manager Value Chain Management
                                              Business Division
Sanjay Saigal.........................  38    Vice President and General Manager
                                              ILOG Direct
Michel Alard..........................  47    Director
Marie-Claude Bernal...................  54    Director
Pascal Brandys........................  42    Director
Marc Fourrier.........................  48    Director
Richard Liebhaber.....................  66    Director

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

     In accordance with French law governing a societe anonyme, the Company's affairs are managed by its Board of Directors and by its Chairman, President and Chief Executive Officer, who has full executive authority to manage the affairs of the Company. The Chairman and Chief Executive Officer, under French law, has the broadest powers to act on behalf of ILOG and to represent ILOG in dealings with third parties, subject only to those powers expressly reserved by law to the Board of Directors or the shareholders. The Chairman and Chief Executive Officer determines, and is responsible for the implementation of, the goals, strategies and budgets of ILOG, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. French company law no. 2001-420 dated May 15, 2001, published on May 16, 2001, which we refer to as the Law of May 15, 2001, gives to the Board of Directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons. The Company's statuts currently do not provide for this. As provided in the Law of May 15, 2001, the Company must amend its statuts to comply with the new law within 18 months of its publication. The Company intends to submit a resolution to this effect at the next general shareholders' meeting to be convened on December 18, 2001, to approve the accounts for the fiscal year ended June 30, 2001. Pursuant to French law and the Company's statuts, the Board of Directors can appoint up to five Directeurs Generaux Delegues whose powers and responsibilities are determined by the Board together with the Chief Executive Officer who have broad powers to represent and bind the Company in dealings with third parties. Pursuant to the Law of May 15, 2001 (when implemented by the Company), if the function of Chairman and Chief Executive Officer is split between two different persons, the right to propose to the Board the appointment of one or several Directeurs Generaux Delegues will belong to the Chief Executive Officer.

     The following table sets forth the names, ages and positions of the Directors and executive officers of ILOG as of September 30, 2001:

NAME                                    AGE         POSITION WITH THE COMPANY
----                                    ---         -------------------------
Pierre Haren..........................  48    Chairman and Chief Executive Officer
Jean-Francois Abramatic...............  52    Senior Vice President, Research and
                                              Development
Patrick Albert........................  45    Chief Technology Officer
Eric Brisson..........................  36    Vice President and General Manager
                                              Communications Business Division
Christian Deutsch.....................  56    Vice President, Operations
Douglas Doyle.........................  45    Vice President, Marketing
Roger Friedberger.....................  50    Chief Financial Officer
Bounthara Ing.........................  38    Vice President and General Manager
                                              Industry Solutions Division
Janet Lowe............................  43    Vice President, Special Projects
Todd Lowe.............................  45    Director, Executive Vice President and
                                              General Manager Value Chain Management
                                              Business Division
Sanjay Saigal.........................  38    Vice President and General Manager
                                              ILOG Direct
Michel Alard..........................  47    Director
Marie-Claude Bernal...................  54    Director
Pascal Brandys........................  42    Director
Marc Fourrier.........................  48    Director
Richard Liebhaber.....................  66    Director

of ILOG Pte. Ltd. Singapore since January 1994. He joined the Company in 1988 as Manager of the Graphic Department. Mr. Ing received an Engineering degree from Ecole Centrale de Paris in 1986.

     Janet Lowe has served as Vice President since July 1999 and as General Manager ILOG Direct from July 1999 until August 2001, having previously held the position from August 1997 of Director of Marketing, Optimization Products. Ms. Lowe co-founded in 1988 CPLEX Optimization, Inc., and served as its Vice President of Marketing and Chief Financial Officer until the company was acquired by ILOG in 1997. She received a B.S. in chemical engineering at the University of Texas in 1980 and an M.B.A. at Rice University in 1988.

     Todd Lowe has served as a Director of the Company since August 1997, and as the Company's Executive Vice President and General Manager Value Chain Management Business Division since July 1999, having previously held the position of Executive Vice President CPLEX and ILOG Direct since July 1998. From August 1997 until June 1998 he was the Company's Executive Vice President, CPLEX business. From 1988 until 1997 he was President of CPLEX Optimization, Inc. He received a Chemical Engineering degree from the University of California. Mr. Lowe's term on the Board of Directors expires in 2003.

     Sanjay Saigal has served as Vice president and general manager of ILOG Direct since September 2001, having previously held the position of Manager of Technical Services for ILOG Direct from September 1998. From 1995 to its acquisition by ILOG in August 1998, Mr. Saigal served as the Director of Technical Services at Compass Modeling Solutions, Inc. From 1991 to 1995 he was a consultant at Decision Focus, Inc. Mr. Saigal earned a B.A. in Mathematics from St. Stephens College in Delhi, India in 1984 and a Ph.D. in Mathematical Sciences from Rice University, Houston, Texas in 1991.

     Michel Alard has served as a Director of the Company since July 2000. Mr. Alard is Chairman of the Board of Directors of Wavecom S.A. which he co-founded in 1993. Previously from 1988 he was a project manager at Matra Communications. Mr. Alard received degrees from Ecole Polytechnique in 1976 and from the Paris Communications Engineering School in 1978. Mr. Alard's term on the Board of Directors expires in 2003.

     Marie-Claude Bernal has served as a Director since December 2000. From 1979 until December 2000, she has been a senior vice president, partner and International Equity Portfolio manager at Wellington Management Company. She is also President of the Supervisory Board of Esker. Ms. Bernal graduated from France's Haut Enseignement Commercial pour les Jeunes Filles, with a major in finance and accounting in 1967 and received an M.B.A. from the University of Chicago in finance and computer science in 1971. Ms. Bernal's term on the Board of Directors expires in 2002.

     Pascal Brandys has served as a Director of the Company since September 1998. Mr. Brandys has been Chairman of the Board of Directors of Genset S.A. since he co-founded it in 1989 and its Chief Executive Officer until July 2000. Since 1997, Mr. Brandys has served as President of France Biotech, the association of French biotechnology companies. Mr. Brandys graduated from the Ecole Polytechnique in 1980, received an M.S. in Economic Systems from Stanford University in 1982 and an M.S. in Civil Engineering from the Ecole Nationale des Ponts et Chaussees in 1983. Mr. Brandys's term on the Board of Directors expires in 2003.

     Marc Fourrier has served as a Director of the Company since April 1987. Mr. Fourrier is President of Delphis, a holding company that specializes in the creation and development of high technology companies. From 1988 to June 1997, Mr. Fourrier was a principal of Cleversys S.A., a consulting firm which specializes in information technology. He is also a Director of Wavecom S.A. Mr. Fourrier received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussees in 1978, and an M.S. from MIT in 1978. Mr. Fourrier's term on the Board of Directors expires in 2001, but will be extended to 2004 upon ILOG shareholder approval at its Ordinary General Meeting to be held on December 18, 2001.

     Richard Liebhaber has served as a Director since December 2000. From 1995 to 2000 he served on the board of Qwest Communications and from 1985 until 1995 he served as a board member and management committee member at MCI Communications. From 1954 through 1985 Mr. Liebhaber worked at IBM, where he served in a number of positions. He is also a Director of KPN/Qwest, and Avici Systems. He graduated from New York University with a BSEE in 1954. Mr. Liebhaber's term on the Board of Directors expires in 2002.

  TECHNICAL ADVISORY BOARD

     Since December 2000 the Company has had a Technical Advisory Board ("TAB") consisting of a select group of industry and academic leaders which is designed to strengthen the Company's links with the technical and research communities as well as stimulate corporate awareness of fundamental technology issues. Key technologies represented by the board include business rules and agent technologies; constraint programming; mathematical programming/optimization; visualization; and world wide web. The TAB has met twice since its formation and expects to continue to meet bi-annually.

     Members as of September 30, 2001 are:

NAME                          AGE                           POSITION
----                          ---                           --------
Robert Bixby................  56    President, Technical Advisory Board and Fellow, ILOG
Patrick Albert..............  45    Chief Technology Officer, ILOG
Eugene Freuder..............  56    Professor, University College Cork, Ireland
Gilles Kahn.................  55    Vice President, INRIA
Martin Grotschel............  53    Professor, Technische Universitat Berlin
Ben Shneiderman.............  54    Professor, University of Maryland

     Robert Bixby is a Research Professor at the Department of Computational and Applied Mathematics of Rice University; and Noah Harding Professor Emeritus. Dr. Bixby earned a BS from the University of California-Berkeley and a Ph.D. from Cornell University. He has held academic positions at Cornell, the University of Kentucky, the University of Wisconsin-Madison, Northwestern University, the Institut for Operations Research-Bonn, the Institute for Mathematics of the Universitat Augsburg, the Konrad-Zuse-Zentrum fur Informationstechnik and the Technische Universitat Berlin. Dr. Bixby is chairman of the Mathematical Programming Society and was formerly editor-in-chief of the journal Mathematical Programming. He is a member of the National Academy of Engineering. He co-founded CPLEX Optimization, Inc. whose business was acquired by the Company in 1997, and has served on ILOG's Board of Directors from 1997 to 2000.

     Eugene Freuder is a Science Foundation Ireland Research Professor at University College Cork in Ireland, and Director of the Cork Constraint Computation Centre. Dr. Freuder earned a BA from Harvard and a Ph.D. from MIT. He is a fellow of the American Association for Artificial Intelligence. Dr. Freuder is the editor-in-chief of the journal Constraints and executive chair of the organizing committee of the International Conference on Principles and Practice of Constraint Programming. He is the senior technical advisor of Ecora, and a member of the Technical Advisory Board of Celcorp.

     Gilles Kahn is Vice President for Science at INRIA. Dr. Kahn graduated from the Ecole Polytechnique. He is or has been a member of various scientific advisory boards, including IRISA, IMAG, LABRI, LRI, Ecole Normale Superieure, ENS, LIX, CERMICS, Greco Calcul Formel, UNU-IIST, CWI Amsterdam, the Franco-Chinese Computer Science Laboratory, the Microsoft Research Center, the Valuation Research Committee in Computer Science, and LORIA. Dr. Kahn is a member of the French Academy of Sciences, and of the Academia Europaea.

     Martin Grotschel is Vice President at the Konrad-Zuse-Zentrum fur Informationstechnik and a Professor at the Department of Mathematics, Technische Universitat Berlin. Dr. Grotschel studied mathematics and economics in Bochum and earned a Ph.D. and Habilitation in Bonn. He is a member of the Berlin-Brandenburg Academy of Sciences and Humanities. He is an honorary member of the German Mathematical Society and served as its president from 1993 to 1994, and is a foreign associate of the National Academy of Engineering.

     Ben Shneiderman is Professor at the Department of Computer Science, University of Maryland-College Park. Dr. Shneiderman earned his Ph.D. at the State University of New York-Stony Brook. He is the founding director of the Human-Computer Interaction Laboratory, and a member of the Institute for Advanced Computer Studies and the Institute for Systems Research, both at the University of Maryland-College Park. He is also a fellow of the ACM and the AAAS, was cochair of the ACM Policy98 Conference, and is founding chair of the ACM Conference on Universal Usability.

B. COMPENSATION

     The aggregate amount of compensation comprising of salary, commissions, bonus and benefits, exclusive of stock option gains, of all executive officers of ILOG as a group (11 persons) paid or accrued for services in all capacities for the year ended June 30, 2001, was approximately $2.3 million. In accordance with French law only shareholders may determine directors fees paid to the Board of Directors. The Board of Directors then has full and discretionary authority to decide the allocation of the directors' fees authorized by the shareholders among its members. The shareholders of the Company have not authorized the payment of any directors fees for 2001. For information relating to stock options and warrants granted to ILOG's Directors, TAB members and executives in 2001 see "-- Share Ownership".

  Warrants for Non-Executive Directors and TAB Members

     Pursuant to resolutions adopted on September 21, 1999 and October 18, and December 18, 2000, the shareholders have authorized the Board to issue warrants to the non-executive Directors and TAB members for the purchase of Shares in the Company, of up to a total of 160,000 Shares. On September 21, 1999, November 22, 2000 and January 15, 2001, warrants to purchase 20,000, 32,000 and 80,000 Shares, respectively, were granted to 9 non-executive Directors and 3 TAB members. Warrants representing over 148,000 shares were outstanding as of September 30, 2001. The warrants may be exercised at prices between 7.55 and
39.06 Euros at any time until the fifth anniversary of the date of grant, when they lapse.

C.  BOARD PRACTICES

     The Board currently has two committees: the Audit Committee, currently composed of Pascal Brandys (since October 25, 2000), Marie-Claude Bernal (since January 23, 2001) and Marc Fourrier, and a Compensation Committee, composed of Michel Alard and Richard Liebhaber (both since October 23, 2001). Until December 18, 2000 Fredric Harmon, and until October 22, 2001, Marc Fourrier, served on the Compensation Committee. The Audit Committee primarily reviews with management and the Company's independent auditors the internal accounting procedures and quarterly and annual financial statements of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee determines the compensation of Pierre Haren, the Chairman and Chief Executive Officer of the Company, and the other executive officers of the Company and makes recommendations as to the implementation of the Company's stock option and other employee benefits plans. Each of the Committees makes recommendations to the Board of Directors for approval by the Board.

     Under French law, the Board of Directors prepares and presents the year-end accounts of the Company to the shareholders and convenes shareholders' meetings. In addition, the Board of Directors reviews and monitors ILOG's economic, financial and technical strategies. French law provides that the Board of Directors be composed of no fewer than three and no more than 18 members. The actual number of Directors must be within such limits and may be provided for in the statuts. The number of members of the Board may be increased only by decision of the shareholders. The Company's Board of Directors currently consists of seven members. Each director must be a shareholder of the Company. Under French law a director may be an individual or a corporation in which case, it must appoint a "representant legal", but the Directeur General, or Chairman, must be an individual. Each Director is elected for a three year term. There is no limitation, other than applicable age limits, on the number of terms that a director may serve. Directors are appointed by the shareholders at an ordinary meeting and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders at an ordinary meeting, however, under the Law of May 15, 2001 the Chairman cannot be removed by the Board of Directors without cause. Vacancies which exist in the Board of Directors may be filled by the Board of Directors, pending the next shareholders' meeting. However, if the number of Directors falls below the legal minimum of three, the remaining Directors must immediately call an ordinary shareholders meeting to elect a sufficient number of Directors to reach the legal minimum.

     Meetings of the Board of Directors of ILOG are normally convened and presided over by the Chairman, who is elected by the Board of Directors. Meetings of the Board of Directors, which are held as often as the Company's interests require, are normally convened and presided over by the Chairman and the Chief Executive Officer, who is elected by the Board of Directors. According to French law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene a meeting of the Board of Directors regarding matters listed on the agenda. A resolution will be submitted for approval at the Company's next shareholders' meeting in order to amend the statuts to provide for the possibility for any Director to attend, participate and vote at any meeting by videoconference, subject to applicable regulations. A quorum consists of one-half of the members of the Board of Directors and decisions are generally taken by a vote of the majority of the members present or represented by other members of the Board of Directors. The Chairman has the ability to cast a deciding vote in the event of a tie vote. A Director may give a proxy to another Director but a Director cannot represent more than one other Director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. As required under French law, two representatives of the employees are entitled, in principle, to be present at meetings of the Board of Directors of the Company, but do not have any voting rights.

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

D.  EMPLOYEES

     The following chart indicates the total number of the Company's employees, and the distribution of the Company's employees by function, as of September 30:

                                                              2001   2000   1999
                                                              ----   ----   ----
Total Employees.............................................  586    518    460
Sales and Marketing.........................................  258    224    199
Consulting and Customer Support.............................  122    104    104
Research and Development....................................  137    128    102
Finance and Administration..................................   70     62     55

remaining Directors must immediately call an ordinary shareholders meeting to elect a sufficient number of Directors to reach the legal minimum.

     Meetings of the Board of Directors of ILOG are normally convened and presided over by the Chairman, who is elected by the Board of Directors. Meetings of the Board of Directors, which are held as often as the Company's interests require, are normally convened and presided over by the Chairman and the Chief Executive Officer, who is elected by the Board of Directors. According to French law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene a meeting of the Board of Directors regarding matters listed on the agenda. A resolution will be submitted for approval at the Company's next shareholders' meeting in order to amend the statuts to provide for the possibility for any Director to attend, participate and vote at any meeting by videoconference, subject to applicable regulations. A quorum consists of one-half of the members of the Board of Directors and decisions are generally taken by a vote of the majority of the members present or represented by other members of the Board of Directors. The Chairman has the ability to cast a deciding vote in the event of a tie vote. A Director may give a proxy to another Director but a Director cannot represent more than one other Director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. As required under French law, two representatives of the employees are entitled, in principle, to be present at meetings of the Board of Directors of the Company, but do not have any voting rights.

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

D.  EMPLOYEES

     The following chart indicates the total number of the Company's employees, and the distribution of the Company's employees by function, as of September 30:

                                                              2001   2000   1999
                                                              ----   ----   ----
Total Employees.............................................  586    518    460
Sales and Marketing.........................................  258    224    199
Consulting and Customer Support.............................  122    104    104
Research and Development....................................  137    128    102
Finance and Administration..................................   70     62     55

outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(2) Includes 2 shares held by Delphis, a corporation controlled by Mr. Fourrier and his family.

(3) Includes 56,000 shares held in the name of Mr. Haren's children.

(4) Shares are held in the name of the Lowe Family Trust of which Mr. & Ms. Lowe are trustees.

(5) Warrants granted to non-executive Directors and TAB members expire five years from the date of grant. Options granted to executive officers under the plans described below expire ten years from the date of grant.

     The Company has various employee stock option, employee purchase plans and Stock warrant plans currently in effect. Under French law, the Company cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Managing Director) who are not employees.

     The following is a summary description of each of the Company's plans.

     The 1996 Stock Option Plan. In 1994, the shareholders of the Company at an extraordinary meeting authorized the Board of Directors to grant, until November 23, 1999, options on up to 500,000 shares at a price to be determined by the Board of Directors on the date of grant based on the net assets of the Company, a reasonable estimate of its future profitability and its future development prospects (the "1994 Plan"). In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the "Code") for the granting of incentive stock options, the Company decided to adopt a new plan (the "1996 Plan"), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders at an extraordinary meeting on May 30, 1996, and on that date 600,000 Shares; on October 17, 1996, 200,000 Shares; on August 20, 1997, 1,600,000 Shares; on December 17, 1997, 500,000 Shares; and on August 31, 1998,
1,000,000 Shares, were added to the 1996 Plan with respect to which options may also be granted by the Board of Directors until November 23, 1999. Following the approval by shareholders at an extraordinary meeting of the 1998 Plan (see below) 1,000,000 shares authorized for the 1996 Plan were transferred to the 1998 Plan. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant of options and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to the Company. As of September 30, 2001, options with respect to an aggregate of 1,573,749 Shares were outstanding at exercise prices ranging from Euro 1.95 to 13.54.

     The 1998 Stock Option Plan. On November 4, 1998, the shareholders at an extraordinary meeting approved the 1998 Stock Option Plan, to succeed the 1996 Stock Option Plan, and at that time options representing 1,000,000 Shares previously authorized for the 1996 Plan were transferred to the 1998 Plan. In addition on September 21, 1999, 900,000 Shares and on October 18, 2000, 1,250,000 Shares were authorized with respect to which options may be granted by the Board of Directors. The 1998 Stock Option Plan is identical to the 1996 Stock Option Plan except that it expires in 2003. As of September 30, 2001, options with respect to an aggregate of 2,779,130 Shares were outstanding at exercise prices ranging from Euro 6.70 to 51.50, and options to purchase or subscribe for up to 268,907 Shares remained available for grant under the 1998 Plan.

     The 2001 Stock Option Plan. On September 25, 2001, the shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 1,100,000 Shares, to employees under the 2001 Stock Option Plan. Pursuant to this authorization, the issue price of the Shares will be equal to the closing price for a Share on the Nouveau Marche on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Nouveau Marche during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2001 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to the Company. As of September 30, 2001, no options had been granted under the 2001 Plan. The 2001 Stock Option Plan is to be submitted to Shareholders for approval at their annual meeting on December 18, 2001.

     All Options granted under the 1996, 1998 and 2001 Plans have a term of ten years, other than options granted to employees in the United Kingdom which have a term of seven years less one day. Generally, and unless otherwise specified, if an optionee terminates his or her employment with the Company, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person's options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No option may be transferred by the optionee other than by will or the laws of intestacy.

     In December 1996, the French parliament adopted a law that requires French companies and optionees to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary is a French resident at the date of grant of the stock options and disposes of the shares before a five-year period following the date of grant of the option. In addition, such difference is treated as salary income for personal income tax purposes if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options granted to French residents exercised after January 1, 1997. However pursuant to a law of July 2, 1998, both the beneficiary and the Company are exempted from such social contributions if the options were granted before January 1, 1997 and are exercised after April 1, 1998. According to the Law of May 15, 2001, the five-year lock-up period is reduced to four years with respect to stock options granted on or after April 27, 2000.

     The Company has not recorded a liability for social charges which may be assessed for options granted as of June 30, 2001 as the liability, being dependent on future values of the Company's shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares in less than a five year period.

     For options granted after the adoption of the new law, the Company has decided to subject such options to a minimum holding period of the underlying shares, whereby French optionees will not be allowed to sell or dispose of the shares before the expiration of a 5-year or 4-year period from the grant date.

     1998 International Employee Stock Purchase Plan. In October 1996, the shareholders of the Company approved the Company's International Employee Stock Purchase Plan (the "Purchase Plan") and renewed such approval in September 2001 which reserves a total of 300,000 Shares for issuance thereunder for a period of two years from the date of renewed approval by the Company's shareholders. The Purchase Plan permits eligible employees to acquire Shares in the form of ADSs through payroll deductions. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Purchase Plan is implemented by consecutive offering periods. Except for the initial offering, each offering under the Purchase Plan will be for a period of six months (the "Offering Period") commencing on February 1 and August 1 of each year. The first Offering Period began on February 14, 1997, being the date on which price quotations for the ADSs corresponding to the Shares were first available on the Nasdaq National Market, and ended on July 31, 1997. The Board of Directors has the power to set the beginning of any Offering Period and to change the duration of Offering Periods without shareholder approval, provided that the change is announced at least 15 days prior to the scheduled beginning of the first Offering Period to be affected. Eligible employees may select a rate of payroll deduction up to 10% of their compensation, up to an aggregate total payroll deduction not to exceed $21,250 in any calendar year. The purchase price for ADSs purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's ADSs on the first day of each applicable Offering Period and on the last day of such Offering Period.

     French Employee Savings Plan. The Company's French Employee Savings Plan (the "Savings Plan"), which was approved by the Company's shareholders in October 1996, and renewed such approval in September 2001 reserves a total of 300,000 Shares for issuance to ILOG S.A. Employee Benefits Trust thereunder for a period of two years from the date of such renewed approval. The Savings Plan permits eligible employees primarily to make contributions for purposes of purchasing shares in investment funds managed for the Company on behalf of employees, or to acquire Shares issued by the Company itself. The Savings Plan is intended to qualify as an Employee Savings Plan under Article 443-1 et. seq. of the French Labor Code. The Savings Plan is funded by an annual contribution made on behalf of employees from a special employee profit-sharing reserve, by voluntary contributions made by employees, by discretionary supplemental contributions made by the Company, and by the reinvestment of revenues and capital gains from investments in the Savings Plan prior to distribution. In accordance with the French Labor Code, voluntary contributions in any one calendar year for an eligible employee may not exceed 25% of such employee's gross annual salary. The price for Shares will be determined by the Board on the basis of the fair market value of a Share; more precisely, the Board may determine the issue price of one Share by reference to a sale price of the Share in Euros on the Nouveau Marche. However, in no case should the issue price be less than 80% of the mean of the closing sales prices for a Share as quoted on the Nouveau Marche during the twenty days of quotation preceding the decision of the Board called to set the opening date for subscription and as reported in La Tribune or such other source the Board deems reliable. Investments made on behalf of eligible employees may be distributed on the first day of the fourth month of the fifth fiscal year following the year in which investment fund shares or Shares of the Company were purchased. The Savings Plan is automatically renewed each year unless otherwise terminated by the Company.

     As of September 30, 2001, the Company had issued 52,842 and 42,439 Shares under the Purchase Plan and Savings Plan, respectively, since December 2000.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

     The table below sets forth certain information with respect to the beneficial ownership of shares of the Company as of September 30, 2001 by any person known to the Company to be the owner of five percent or more of the outstanding Shares, and of the Company's Directors, TAB members and executive officers, considered as one group:

                                                            SHARES BENEFICIALLY   PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER                             OWNED(1)          OWNED(1)
------------------------------------                        -------------------   ----------
Fidelity Investments......................................       1,532,237            9.4%
INRIA.....................................................       1,337,500            8.2%
Robert Bixby(2)...........................................         948,707            5.8%
All Directors, TAB members and executive officers as a
  group (21 persons)(3)...................................       2,831,736           17.4%

---------------

(1) Number of Shares and percentage ownership is based on: (i) 16,241,500 Shares outstanding as of September 30, 2001. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F and includes voting and investment power with respect to such shares. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2001 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(2) Includes 307,812 shares issuable upon exercise of options to purchase shares which are exercisable within 60 days of September 30, 2001.

(3) Includes 926,926 shares issuable upon exercise of options and warrants to purchase shares which are exercisable within 60 days of September 30, 2001.

     Over the last three years there have been no significant changes in the Company's ownership. To the Company's knowledge, it is not owned or controlled by another corporation or by any foreign government or any other natural or legal person.

B.  RELATED PARTY TRANSACTIONS

     In 1998 SAP A.G. purchased 685,064 shares in the Company for $10.5 million. In December 1997, SAP and the Company entered into a three-year agreement for the licensing and support of certain ILOG products. Over the three-year period of this agreement, ILOG has received approximately $19 million in revenues. In 1999, the agreement was amended to include certain additional ILOG products in exchange for $0.9 million. In December 2000, the three-year agreement was extended for an additional year in exchange for additional license and maintenance fees.

     In 1999 Temposoft S.A. entered into a licensing agreement for the Company's products. Under the terms of the licensing and other contemporaneous agreements ILOG receives license fees and royalties for certain ILOG products from Temposoft and warrants to purchase Temposoft shares. In September 2001 ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately Euros 300,000. As of September 30, 2001 ILOG owned 2.1% of Temposoft. Since 1999 Mr. Patrick Albert the Company's Chief Technical Officer has been a Director of Temposoft. Revenues received from Temposoft by ILOG were $778,000, $173,000 and $24,000 in 2001, 2000 and 1999 respectively.

     All the commercial aspects of the above transactions were carried out on an arm's length basis and on commercially reasonable terms.

C.  INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 18. Financial Statements" for a list of the financial statements filed with this Annual Report on Form 20-F.

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

     The Company has not paid any cash dividends on its share capital to date. The Company currently anticipates that it will retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in Euros and under the French Company Law and the Company's statuts, may only be paid from pre-consolidated net income, as increased or reduced, as the case may be, by any net income or loss of ILOG carried forward from prior years.

B.  SIGNIFICANT CHANGES

     None

B.  RELATED PARTY TRANSACTIONS

     In 1998 SAP AG purchased 685,064 shares in the Company for $10.5 million. In December 1997, SAP and the Company entered into a three-year agreement for the licensing and support of certain ILOG products. Over the three-year period of this agreement, ILOG has received $19 million in revenues. In 1999, the agreement was amended to include certain additional ILOG products in exchange for $0.9 million. In December 2000, the three-year agreement was extended for an additional year in exchange for additional license and maintenance fees.

     In 1999 Temposoft SA entered into a licensing agreement for the Company's products. Under the terms of the licensing and other contemporaneous agreements ILOG receives license fees and royalties for certain ILOG products from Temposoft, warrants to purchase Temposoft shares and a seat on Temposoft's Board of Directors. In September 2001 ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately Euros 300,000. As of September 30, 2001 ILOG owned 2.1% of Temposoft. Revenues received from Temposoft by ILOG were $778,000, $173,000 and $24,000 in 2001, 2000 and 1999 respectively.

     All the commercial aspects of the above transactions were carried out on an arm's length basis and on commercially reasonable terms.

C.  INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 18. Financial Statements" for a list of the financial statements filed with this Annual Report on Form 20-F.

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

     The Company has not paid any cash dividends on its share capital to date. The Company currently anticipates that it will retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in Euros and under the French Company Law and the Company's statuts, may only be paid from pre-consolidated net income, as increased or reduced, as the case may be, by any net income or loss of ILOG carried forward from prior years.

B.  SIGNIFICANT CHANGES

     None

     In December 1998, the Shares were listed on the Nouveau Marche of Euronext Paris. The following table sets forth the range of high and low reported closing sale prices of the Shares on the Nouveau Marche for the periods indicated.

                                                                 IN EUROS
                                                              --------------
                                                               LOW     HIGH
                                                              -----   ------
1999(1).....................................................   4.40    12.65
2000........................................................   5.01     8.70
First Quarter...............................................   5.01     8.70
Second Quarter..............................................   6.64    26.90
Third Quarter...............................................  20.20   107.90
Fourth Quarter..............................................  29.10    71.50
2001........................................................  11.49    23.51
First Quarter...............................................  39.00    72.50
Second Quarter..............................................  26.80    72.60
Third Quarter...............................................  11.49    36.35
Fourth Quarter..............................................  12.55    24.44
2002
First Quarter...............................................   5.00    19.20
MONTHLY
May 2001....................................................  18.20    24.44
June 2001...................................................  15.40    23.44
July 2001...................................................   9.90    19.20
August 2001.................................................   9.00    13.50
September 2001..............................................   5.00     8.48
October 2001................................................   6.06     8.91

---------------

(1) From December 1998.

     On October 31, 2001, the last sale price for the Shares as reported on the Nouveau Marche was 8.60 Euros per Share.

     The Depositary in respect of the ADSs is JPMorgan Chase Bank. Each ADS registered on the books of the Depositary corresponds to one Share. As of September 30, 2001 there were 22 record holders of American Depositary Receipts evidencing 4,747,870 ADSs.

B.  PLAN OF DISTRIBUTION

     Not Applicable.

C.  MARKETS

     The ADSs are quoted on the Nasdaq National Market under the symbol "ILOG". The shares are also listed on the Nouveau Marche of Euronext Paris.

  GENERAL

     In September, 2000, upon successful completion of an exchange offer, the Paris Bourse(SBF) S.A. (the "SBF"), the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, a Pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to the Euronext Paris's trading markets as well as the regulation of those markets.

     Securities listed on Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marche, with the Second Marche available for small and medium-sized companies. Trading on the Nouveau Marche was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marche Libre OTC.

  THE NOUVEAU MARCHE

     The Nouveau Marche is a regulated market managed and operated by Euronext Paris, the organization which manages and operates the three markets. The Nouveau Marche is an electronic market that combines a central order book with market-making to ensure greater liquidity. Member firms of the Nouveau Marche may act in one or more capacities: Listing Advisers/Market-Makers (Introducteurs/Teneurs de Marche, or "ITMs") or broker-dealers (Negociateurs-Courtiers). Admission to the Nouveau Marche is subject to certain capital adequacy and liquidity requirements determined by the Euronext Paris's regulations. In addition, companies applying for listing on the Nouveau Marche are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities. The Nouveau Marche may also require certain current shareholders to enter into lock-up arrangements at the time of offerings of securities.

     The shares listed on the Nouveau Marche are placed in one of two categories depending on the volume of transactions, continu or fixing. ILOG's Shares are placed in the category continu, which incudes the most actively traded shares on the Nouveau Marche. Such trading takes place on each business day from 9:00 a.m. to 5:30 p.m. local time, with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, and a closing auction at 5:30 p.m. For shares that are not traded continuously, retail orders on the Nouveau Marche are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, ITMs display bid/asked spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. Trading in securities on the Nouveau Marche may be suspended by Euronext Paris, if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a continu security varies by more than 10% from the previous day's closing price, trading may be suspended for 4 minutes. Once trading has commenced, further suspensions of up to four minutes are also possible if the price again varies by more than 10% from the threshold at which the suspension was initiated. During the continuous trading session, Euronext Paris also suspends trading for a 4-minute period if the price varies by more than 2% from the last traded price. Euronext Paris may also suspend trading of a listed security on the Nouveau Marche in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des Marches Financiers (the "CMF") may also suspend trading.

     Trades of securities listed on the Nouveau Marche are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service de reglement differe) for a fee. The deferred settlement service is only available for trades in securities which either (i) are a component of the Index SBF 120 or (ii) have both a total market capitalization of at least Euro 1 billion and a daily average volume of trades of at least Euro 1 million. The Shares are not eligible for the deferred settlement service. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone settlement to the determination date of the following month.

     Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

     Prior to any transfer of securities held in registered form on the Nouveau Marche, such securities must be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Euroclear France, a settlement organization. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marche are cleared and settled through Euroclear France, a registered clearing agency, using a continuous net settlement system. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

D.  SELLING SHAREHOLDERS

     Not Applicable.

E.  DILUTION

     Not Applicable.

F.  EXPENSES OF THE ISSUE

     Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

     Not Applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

     For a discussion of the history of the Company, please see "Item 4. Information on the Company -- History and Development of ILOG."

     The Company is a societe anonyme, a form of limited liability company, incorporated under the laws of France. In this section, the Company summarizes material information concerning the Company's share capital, together with material provisions of applicable French law and the Company's statuts (by-laws). An unofficial English translation of the Company's statuts is included as an exhibit to this Annual Report on Form 20-F. One may obtain copies of the Company's statuts in French from the Greffe of the Registry of Commerce and Companies of Creteil, France. Those full documents provide additional details.

  1.  SHAREHOLDERS' MEETINGS AND VOTING RIGHTS

  General

     In accordance with French Company Law, there are two types of shareholders' general meetings, ordinary and extraordinary.

     Ordinary general meetings of shareholders are required for matters such as:

     - electing, replacing and removing Directors;

     - appointing independent auditors;

     - approving the annual accounts;

     - declaring dividends or authorizing dividends to be paid in shares; and

     - issuing debt securities.

dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

     Prior to any transfer of securities held in registered form on the Nouveau Marche, such securities must be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Euroclear France, a settlement organization. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marche are cleared and settled through Euroclear France, a registered clearing agency, using a continuous net settlement system. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

D.  SELLING SHAREHOLDERS

     Not Applicable.

E.  DILUTION

     Not Applicable.

F.  EXPENSES OF THE ISSUE

     Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

     Not Applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

     For a discussion of the history of the Company, please see "Item 4. Information of the Company -- History and Development of ILOG."

     The Company is a societe anonyme, a form of limited liability company, incorporated under the laws of France. In this section, the Company summarizes material information concerning the Company's share capital, together with material provisions of applicable French law and the Company's statuts (by-laws). An unofficial English translation of the Company's statuts is included as an exhibit to this Annual Report on Form 20-F. You may obtain copies of the Company's statuts in French from the Greffe of the Registry of Commerce and Companies of Creteil, France. Please refer to those full documents for additional details.

  1.  SHAREHOLDERS' MEETINGS AND VOTING RIGHTS

  General

     In accordance with French Company Law, there are two types of shareholders' general meetings, ordinary and extraordinary.

     Ordinary general meetings of shareholders are required for matters such as:

     - electing, replacing and removing Directors;

     - appointing independent auditors;

     - approving the annual accounts;

     - declaring dividends or authorizing dividends to be paid in shares; and

     - issuing debt securities.

     Extraordinary general meetings of shareholders are required for approval of matters such as amendments to the Company's statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

     - changing the Company's company's name or corporate purpose;

     - increasing or decreasing the Company's share capital;

     - authorizing or deciding the issuance of investment certificates, convertible or exchangeable securities, or any other securities giving rights to equity securities; and

     - the voluntary liquidation of the Company.

  Annual Ordinary Meetings

     French Company Law requires the Company's Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may, however, be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders' meeting, the Company's independent auditors may call the meeting. In bankruptcy, the Company's liquidator or court-appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent:

     - one or several shareholders holding at least 5% of the Company's share capital;

     - any interested party, in cases of urgency; or

     - duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the Company's voting rights.

  Notice of Shareholders' Meetings

     The Company must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the Bulletin des Annonces Legales Obligatoires, or "BALO," and must be sent to the Commission des Operations de Bourse (the "COB") prior to publication. This preliminary notice must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

     At least 15 days prior to the date set for the meetings on first call and at least six days before any second call, the Company must publish a final notice (avis de convocation) containing among other things, the final agenda, time and place of the meeting and other related information. This final notice must be sent by mail to all registered shareholders who have held shares for at least one month prior to the date of publication of the final notice, and must also be published in a newspaper authorized to publish legal announcements in the local administrative department (departement) in which the Company is registered, as well as in the BALO, with prior notice having been given to the COB.

     In general, shareholders can only take action at shareholders' meetings on matters listed on the agenda for the meeting. As an exception, shareholders may take action with respect to the dismissal of Directors and various matters even though these actions have not been included on the agenda.

     Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO by:

     - one or several shareholders holding a minimum number of shares calculated on the basis of a formula relating to the Company's share capital; or

     - a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the Company's voting rights.

     The Board of Directors must submit these resolutions to a vote of the shareholders.

     During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors is then obliged to respond to these questions.

  Attendance and Voting at Shareholders' Meetings

     Each Share confers on a shareholder the right to one vote. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights, subject to the conditions specified in French Company Law and the Company's statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting or to vote by mail.

     In order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by the Company or on the Company's behalf by an agent appointed by the Company at least five days prior to the date of the meeting.

     A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least five days before the meeting.

  Proxies and Votes by Mail

     In general, all shareholders who have properly registered their Shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

     Proxies will be sent to any shareholder on request with, among other things, the text of the resolutions to be passes at the relevant meeting. In order to be counted, such proxies must be received at the Company's registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed by the Board of Directors and against all others.

     With respect to votes by mail, the Company must send shareholders a voting form. The completed form must be returned to the Company at least three days prior to the date of the shareholders' meeting.

  Quorum

     French Company Law requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or voting by mail or by proxy to fulfill the quorum requirement for:

     - an ordinary general meeting; and

     - an extraordinary general meeting where an increase in the Company's share capital is proposed through incorporation of reserves, profits or share premium.

     The quorum requirement is 33 1/3% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

     If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is resumed only to approve an increase in the Company's share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail or by proxy and, if it is provided for by the by-laws (statuts), by videoconference or by any means of telecommunication allowing them to be identified (an amendment to the Company's statuts to this effect will be submitted to the next general shareholders' meeting convened to approve the accounts for the fiscal year ended June 30, 2001) for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

  Majority

     A simple majority of shareholders may pass a resolution at either an ordinary general meeting or an extraordinary general meeting deciding upon a capital increase by incorporation of reserves, profits or share premium. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required.

     A unanimous shareholder vote is required to increase liabilities of shareholders.

     Abstention from voting by those present either in person or, if it is provided for by the by-laws (statuts), by videoconference or by any means of telecommunication allowing them to be identified (an amendment to the Company's statuts to this effect will be submitted to the next general shareholders' meeting convened to approve the accounts for the fiscal year ended June 30,
2001), or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

     In general, each shareholder is entitled to one vote per share at any general meeting. Under French Company Law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

  Financial Statements and Other Communications with Shareholders

     In connection with any shareholders' meeting, the Company must provide a set of documents, including the Company's annual report and a summary of the results of the five previous fiscal years, to any shareholder who so requests. French Company Law requires that a special report be provided to the ordinary shareholders' meeting regarding stock options authorized and/or granted by the Company.

  2.  DIVIDENDS

     The Company may only distribute dividends out of the Company's "distributable profits," plus any amounts held in the Company's reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or the Company's statuts. "Distributable profits" consist of the Company's unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or the Company's statuts.

  Legal Reserve

     French Company Law provides that each French societe anonyme, such as the Company, must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the share capital. This restriction of payment of dividends also applies to each of the Company's French subsidiaries on an unconsolidated basis. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

  Approval of Dividends

     According to French Company Law, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If the Company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by the Company's auditors, the Board of Directors may distribute interim dividends for a minimum amount of

Euro 0.76 (FF 5) per share, to the extent of the distributable profits for the period covered by the interim income statement. The Board of Directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by an ordinary shareholders' meeting is required.

  Distribution of Dividends

     If a priority dividend is paid in full, dividends are distributed to shareholders pro-rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the Board of Directors' meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting, or by the Board of Directors in the absence of such a decision by the shareholders.

  Timing of Payment

     According to French Company Law, the Company must pay any dividends within nine months of the end of the Company's fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

  3.  CHANGES IN SHARE CAPITAL

  Increases in Share Capital

     As provided by French Company Law, the Company's share capital may be increased only with the shareholders' approval at an extraordinary general meeting following a recommendation of the Board of Directors. Increases in the Company's share capital may be effected by:

     - issuing additional shares;

     - increasing the nominal value of existing shares; or

     - issuing investment certificates or a new class of shares.

     Increases in share capital by issuing additional shares, investment certificates or a new class of shares may be effected by issuing such securities:

     - for cash;

     - for assets contributed in kind;

     - by conversion of debt securities previously issued;

     - by capitalization of profits, reserves or share premiums;

     - subject to various conditions, in satisfaction of debt incurred by the Company; or

     - any combination of the above.

     Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting.

     The shareholders may delegate the right to carry out any increase in share capital to the Board of Directors, provided that this increase has been previously authorized by the shareholders. The Board of Directors may further sub-delegate this right to the Company's Chairman and Chief Executive Officer. Each time the shareholders decide on a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase, they must decide on whether or not to proceed with a capital increase reserved to identity of the holders of the Company's shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held.

     In addition, according to French Company Law, shares held by any non-French residents may be held on the shareholders behalf in a collective account or in several individual accounts by an intermediary.

  Transfer of Shares

     The Company's statuts do not contain any restrictions relating to the transfer of shares.

     Registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

     A fee or commission is payable to the French broker, accredited intermediary or other agent involved in the transaction regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

  6.  LIQUIDATION RIGHTS

     If the Company is liquidated, any assets remaining after payment of the Company's debts, liquidation expenses and all of the Company's remaining obligations will be distributed first to repay in full the nominal value of the Company's shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

  7.  REQUIREMENTS FOR HOLDINGS EXCEEDING CERTAIN PERCENTAGES

     French Company Law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or the voting rights of a listed company in France such as the Company, or that decreases its shareholding or voting rights above or below any of these percentages, must notify the company within 15 calendar days of the date it crosses each threshold of the number of shares or ADSs it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers (the "CMF") within five trading days of such date of the number of equity securities it holds and the voting rights attached thereto.

     French law and the COB impose additional reporting requirements on persons, acting alone or in concert with others, who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file with the CMF, the COB and such listed company, a report within fifteen calendar days of the date such threshold has been crossed. In this report the acquirer must specify its intentions for the following 12-month period including whether or not such person or persons intend to continue its purchases, to increase its shareholdings or to seek a nomination to such company's Board of Directors. This report must be filed with the CMF, the COB and with such listed company. The CMF publicly releases the notice. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

     Under the regulations of the CMF, and subject to limited exemptions granted by the CMF, any person or persons acting in concert acquiring 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

     In the case of a violation of the notification requirements provided for under French Company Law, the undeclared share capital interest in excess of the required notification level will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which the owner thereof complies with such notification requirement. In addition, any shareholder who fails to comply with the above legal requirements may have all or part of its voting rights suspended for up to five years by the Commercial

Court at the request of the Company's chairman, any shareholder or the COB, and may be further subject to a Euro 18,294 fine.

     In order to permit shareholders to give the notice required by law, the Company must publish information with respect to the total number of voting rights outstanding as of the date of the Company's annual general meeting in the BALO not later than 15 calendar days after such meeting. In addition, if the number of outstanding voting rights changes by at least 5% or more between two ordinary general meetings, the Company must publish in the BALO, within 15 calendar days of such change, the number of voting rights then outstanding and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to the Company and to the CMF.

  8.  PURCHASE OF THE COMPANY'S OWN SHARES

     Under French Company Law, the Company may not subscribe its own shares. However, the Company may, directly or through an intermediary acting on its behalf, acquire the Company's own shares for, among other things:

          (a) to reduce the Company's share capital by canceling such acquired shares, with approval of the Company's shareholders at an extraordinary meeting,

          (b) to obtain shares for distribution to the Company's employees under a profit-sharing plan or stock option plan or,

          (c) to acquire up to 10% of the Company's share capital in connection with a corporate share repurchase program, provided the Company's shares are listed on a regulated market (e.g., the Premier Marche, the Second Marche, or the Nouveau Marche). The Company has filed a Note d'information and has received the approval, or visa, of the COB on November 30, 2000, as well as the Company's shareholders' approval at an ordinary general meeting. The COB visa number is 00-1935. A new resolution will be submitted to this effect to the next general shareholders' meeting convened to approve the accounts for the fiscal year ending June 30, 2001.

     The Company must hold any Shares it repurchases in registered form. These shares also must be fully paid up. Shares repurchased by the Company are deemed outstanding under French law but are not entitled to dividends or voting rights, and the Company may not exercise any preemptive subscription rights attached to them.

     The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preemptive subscription rights attached to other shares. However, if the shareholders decide to take them into account, the Company must either sell the rights attached to the shares the Company holds on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

     On December 18, 2000, the shareholders authorized the Board of Directors to repurchase up to 10% of the Company's total outstanding share capital. The total amount of such purchase may not exceed Euro 5 million. This authorization voids and replaces the one which was granted by the Company's general shareholders meeting on December 14, 1999. This authorization will expire on the date of the annual shareholders' meeting called to approve the accounts for the fiscal year ending June 30, 2001. A new resolution will be submitted to this effect at the December 18, 2001 shareholders' general meeting convened to approve the accounts for the fiscal year ended June 30, 2001.

Court at the request of the Company's chairman, any shareholder or the COB, and may be further subject to a Euro 18,294 fine.

     In order to permit shareholders to give the notice required by law, the Company must publish information with respect to the total number of voting rights outstanding as of the date of the Company's annual general meeting in the BALO not later than 15 calendar days after such meeting. In addition, if the number of outstanding voting rights changes by at least 5% or more between two ordinary general meetings, the Company must publish in the BALO, within 15 calendar days of such change, the number of voting rights then outstanding and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to the Company and to the CMF.

  8.  PURCHASE OF THE COMPANY'S OWN SHARES

     Under French Company Law, the Company may not subscribe its own shares. However, the Company may, directly or through an intermediary acting on its behalf, acquire the Company's own shares for, among other things:

          (a) to reduce the Company's share capital by canceling such acquired shares, with approval of the Company's shareholders at an extraordinary meeting,

          (b) to obtain shares for distribution to the Company's employees under a profit-sharing plan or stock option plan or,

          (c) to acquire up to 10% of the Company's share capital in connection with a corporate share repurchase program, provided the Company's shares are listed on a regulated market (e.g., the Premier Marche, the Second Marche, or the Nouveau Marche). The Company has filed a Note d'information and has received the approval, or visa, of the COB on November 30, 2000, as well as the Company's shareholders' approval at an ordinary general meeting. The COB visa number is 00-1935. A new resolution will be submitted to this effect to the next general shareholders' meeting convened to approve the accounts for the fiscal year ending June 30, 2001.

     The Company must hold any Shares it repurchases in registered form. These shares also must be fully paid up. Shares repurchased by the Company are deemed outstanding under French law but are not entitled to dividends or voting rights, and the Company may not exercise any preemptive subscription rights attached to them.

     The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preemptive subscription rights attached to other shares. However, if the shareholders decide to take them into account, the Company must either sell the rights attached to the shares the Company holds on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

     On December 18, 2000, the shareholders authorized the Board of Directors to repurchase up to 10% of the Company's total outstanding share capital. The total amount of such purchase may not exceed Euro 5 million. This authorization voids and replaces the one which was granted by the Company's general shareholders meeting on December 14, 1999. This authorization will expire on the date of the annual shareholders' meeting called to approve the accounts for the fiscal year ending June 30, 2001. A new resolution will be submitted to this effect at the next shareholders' general meeting convened to approve the accounts for the fiscal year ended June 30, 2001.

  9.  TRADING THE COMPANY'S SHARES

     Under Reglement No. 90-04 of the COB, as amended, the Company may not trade in its shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

     - trades must be executed on behalf of the Company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries,

     - any block trades may not be at a price above the current market price, and

     - each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which is executed.

     If a Company's shares are continuously quoted (cotation en continu), then a trade must meet the following further requirements to be considered valid:

     - the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,

     - the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares, and

     - the trade must not account for more than 25% of the average total daily trading volume on the Nouveau Marche in the shares during the 15 trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like the Company's shares, are traded on the immediate settlement market and are not eligible for the deferred settlement service.

     If a company's shares are quoted at fixings, then a trade must meet one further requirement to be considered valid:

     - the trade must not account for more than 25% of the average daily trading volume of the Nouveau Marche in the shares during the 15 trading days immediately preceding the trade.

     Prescriptions regarding volume of purchases do not apply to purchase of stock for an issuer by an authorized investment firm ("prestataire de services d'investissement") in conformity with a code of ethics ("charte de deontologie") that has been approved by the COB. The first code of ethics was adopted by the "Association Francaise des entreprises d'investissement" (AFEI) and approved by the COB on February 13, 2001.

     However, there are two periods during which the Company is not permitted to trade in the Company's own securities: the 15-day period before the date on which the Company make the Company's consolidated or annual accounts public, and the period beginning on the date at which the Company become aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

     After making an initial purchase of its own shares, the Company must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

C.  MATERIAL CONTRACTS

     None.

D.  EXCHANGE CONTROLS

  Exchange Controls

     Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by ILOG to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary. The payment of any dividends to foreign shareholders must be effected through an authorized intermediary. All registered banks and substantially all credit establishments in The Republic of France are authorized intermediaries.

  Ownership of ADSs or Shares by Non-French Residents

     Under French law, there is no limitation on the right of non-French residents or non-French shareholders to own, or where applicable, to vote securities of a French company.

     A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation prealable, or prior authorization, prior to acquiring a controlling interest in a French company. However, both E.U. and non-E.U. residents must file a declaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Such declaration administrative must also be filed in connection with the acquisition made by a French company under foreign control. Under existing administrative rulings, a French company listed on a regulated market is regarded as under foreign control if 20% or more of its share capital or voting rights is held by a non-French resident or French company under foreign control, but a lower percentage may be held to constitute foreign control in certain circumstances (depending, for instance, upon such factors as the acquiring party's intentions and its ability to elect Directors or financial reliance by the French Company on the acquiring party).

E.  TAXATION

     The following is a general summary of certain material French tax and U.S. federal income tax consequences to certain holders of ADSs that are U.S. citizens and residents, U.S. corporations, and certain other entities and organizations potentially affected by U.S. Federal income taxation (collectively, "U.S. Holders"). This summary does not purport to address all of the material consequences to these U.S. Holders or to any other holders. This summary also does not take into account the specific circumstances of any particular U.S. Holder although such circumstances might materially affect the general tax treatment of such U.S. Holder. Therefore, all holders of ADSs are advised to consult their own tax advisors, with respect to the U.S. federal, state and local tax consequences, French tax consequences, or foreign tax consequences of the ownership and disposition of ADSs and the Shares corresponding thereto.

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

     The statements of French and U.S. tax laws set out below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In addition, all statements are based on the Treaty, the laws, judicial decisions, administrative pronouncements, in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any change or changes in interpretation in United States or French law, or in the double taxation conventions between the U.S. and France, occurring after such date, possibly with retroactive effect.

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

  TAXATION OF DIVIDENDS

     In France, companies may only pay dividends out of income remaining after tax has been paid. A resident of France is entitled to an avoir fiscal, or a tax credit, in respect of a dividend received from a French corporation, such as ILOG.

     The amount of the avoir fiscal is generally equal to:

     - 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

     - 25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

     In addition, if the distribution of dividends by the company gives rise to the precompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

     - 50% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%; and

     - 70% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

     As indicated below, the precompte is a tax which is paid by French companies when they distribute dividends out of certain profits (see paragraph below relating to the precompte).

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

     The French tax authorities published an instruction on June 7, 1994 (the "Instruction") providing that dividends paid to a U.S. Resident Holder which is entitled to either a full or partial refund of avoir fiscal as described below will no longer be subject to the French withholding tax of 25% (with this tax reduced at a later date to 15% subject to filing formalities), but will be immediately subject to the reduced rate of 15% provided that such U.S. Resident Holder establishes before the date of payment that such holder is a "resident" of the United States under the Treaty.

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

     Under the Instruction, in order to benefit from the reduced withholding tax rate of 15% immediately upon payment of a dividend and to receive, where applicable, the payment of the avoir fiscal less the 15% withholding tax on that amount, a U.S. Resident Holder must complete and file a French Treasury form RF IA EU-No. 5052, entitled "Application for Refund", before the date of payment of the dividends. The form, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and may also be available from the U.S. Internal Revenue Service. However, should a U.S. Resident Holder not be able to complete and file the French Treasury form RF IA EU-No. 5052 on the date of payment of the dividends at the latest, such U.S. Resident Holder could benefit from the favorable treatment provided by the Treaty if the holder completes and files a simplified application form before the date of payment of the dividends. A model of such simplified application form is provided by the Instruction. The

     For U.S. tax purposes, a U.S. Holder generally will recognize gain or loss upon the sale or exchange of ADSs equal to the difference between the amount realized from the sale or exchange of the ADSs and the U.S. Holder's basis in such ADSs. In general, such gain or loss will be U.S. source capital gain or loss, and will be treated as a long-term capital gain or loss if the U.S. Holder's holding period in the ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. In the case of individual U.S. Holders, any adjusted capital gains are generally subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

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

  FRENCH WEALTH TAX

     Under the Treaty, the French wealth tax applicable to individuals does not apply to U.S. Resident Holders owning alone or with related persons, directly or indirectly, ADSs giving the right to less than 25% of the Company's share capital.

  U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividend payments made to a Holder and proceeds paid from the sale, exchange, redemption or disposal of Shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a rate of up to 30.5%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number of certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must file Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S. related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as a backup withholding may be credited against a Holder's U.S. federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

  FOREIGN CURRENCY ISSUES

     If dividends are paid in Euros, the amount of the dividend distribution to be included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in Euros, determined at a spot rate applicable to the date such dividend is to be included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is included in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

F.  DIVIDENDS AND PAYING AGENTS

     Not Applicable.

G.  STATEMENTS BY EXPERTS

     Not Applicable.

H.  DOCUMENTS ON DISPLAY

     The documents filed by the Company with the Securities and Exchange Commission can be read at the Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street N.W., Washington D.C. 20549, and at the Northwest Atrium Centre, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

I.  SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Approximately 30% of the Company's revenues and 50% of the Company's expenses in 2001 were denominated in Euros or Euro equivalent currencies, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the Euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms. For the year ended June 30, 2001, the effect of a 10% hypothetical uniform strengthening in the value of the Euro relative to the U.S. dollar would result in an increase in revenues of $2.2 million and expenses of $3.9 million with a decrease in operating income and a decrease of other income of approximately $1.7 million and decrease of earnings per share of $0.10.

     Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on non-U.S. dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in the Company's statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. Until June 2001 the Company did not undertake any hedging activities, However, in July 2001 the Company started some limited hedging activities in the form of forward contracts selling U.S. dollars for Euros that are designed to mitigate the effect of changing exchange rates on earnings per share.

     The Company believes it does not have any significant risk with regard to interest rate fluctuation and accordingly does not hedge for interest rate exposure.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.
                             ---------------------

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                             ---------------------

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

     The following financial statements and schedules, together with the report of Ernst & Young Audit thereon, are filed as part of this annual report:

                                                               PAGE
                                                               ----
Report of Independent Auditors..............................   F-1
Consolidated Balance Sheets.................................   F-2
Consolidated Statements of Operations.......................   F-3
Consolidated Statements of Shareholders' Equity.............   F-4
Consolidated Statements of Cash Flows.......................   F-5
Notes to Consolidated Financial Statements..................   F-6
Schedule II to Financial Statements.........................   F-20

     (Financial statement schedules I, III, IV and V are omitted as the information is not required, is not applicable or the information is presented in the financial statements or related notes thereto)

ITEM 19.  EXHIBITS

     The following exhibits are filed as part of this Annual Report:

     3.(ii) Status (by-laws), of ILOG S.A., as amended (unofficial English translation)

     4. Subscription Agreement, dated as of June 29, 1998, between ILOG S.A. and SAP Aktiengesellschaft (incorporated by reference as Exhibit 3 on Form 20-F of the Company for the fiscal year ended June 30, 1998, Commission file Number 0-29144)

     21. Subsidiaries of the Registrant (see "Item 4: Information on the Company -- Organizational Structure")

                                   ILOG S.A.

                         REPORT OF INDEPENDENT AUDITORS

The Directors and Shareholders
ILOG S.A.

     We have audited the accompanying consolidated balance sheets of ILOG S.A. as of June 30, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ILOG S.A. at June 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG Audit

                                          (/s/ JOHN MACKEY)

                                          Represented by John Mackey

Paris, France
July 26, 2001

                                   ILOG S.A.

                         REPORT OF INDEPENDENT AUDITORS

The Directors and Shareholders
ILOG S.A.

     We have audited the accompanying consolidated balance sheets of ILOG S.A. as of June 30, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ILOG S.A. at June 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG Audit

                                          (/s/ JOHN MACKEY)

                                          Represented by John Mackey

Paris, France
July 26, 2001

                                   ILOG S.A.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 20,870   $ 20,316
  Accounts receivable (less allowance for doubtful accounts
     of $1,074 and $691 at June 30, 2001 and 2000,
     respectively)..........................................    22,215     23,393
  Value-added tax collectible on accounts receivable........     1,135      1,539
  Other receivables.........................................     2,958      2,363
  Prepaid expenses..........................................     1,303        868
                                                              --------   --------
          Total current assets..............................    48,481     48,479
                                                              --------   --------
Property and equipment......................................    13,237      9,490
Less accumulated depreciation and amortization..............    (6,555)    (5,252)
                                                              --------   --------
Property and equipment, net.................................     6,682      4,238
                                                              --------   --------
Other assets................................................       214         20
                                                              --------   --------
          Total assets......................................  $ 55,377   $ 52,737
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Lines of credit...........................................  $  1,303   $  1,602
  Accounts payable and accrued expenses.....................     7,827      7,588
  Accrued compensation......................................     7,139      7,172
  Value-added tax payable...................................     1,276      1,177
  Current portion of long-term debt.........................     1,707      1,714
  Current portion of capitalized lease obligations..........       320        399
  Deferred revenue..........................................     8,015      7,034
                                                              --------   --------
          Total current liabilities.........................    27,587     26,686
Long-term portion of capitalized lease obligations..........       262        302
Other long-term liabilities.................................        --      1,667
                                                              --------   --------
          Total liabilities.................................    27,849     28,655
                                                              --------   --------
Commitments and contingencies
Shareholders' equity:
  Shares, Euro 0.61 nominal value 16,152,850 and 15,362,719
     shares issued and outstanding at June 30, 2001 and
     2000, respectively.....................................    11,109     10,672
  Additional paid-in capital................................    62,863     57,893
  Accumulated deficit.......................................   (40,625)   (41,552)
  Cumulative translation adjustment.........................    (5,819)    (2,931)
                                                              --------   --------
          Total shareholders' equity........................    27,528     24,082
                                                              --------   --------
          Total liabilities and shareholders' equity........  $ 55,377   $ 52,737
                                                              ========   ========

                 See notes to consolidated financial statements

                                   ILOG S.A.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                  YEAR ENDED JUNE 30,
                                                        ---------------------------------------
                                                           2001          2000          1999
                                                        -----------   -----------   -----------
Revenues:
     License fees.....................................  $    52,325   $    46,776   $    38,657
     Services.........................................       26,831        24,519        25,066
                                                        -----------   -----------   -----------
          Total revenues..............................       79,156        71,295        63,723
Cost of revenues:
     License fees.....................................        1,258         1,065         1,149
     Services.........................................       12,709        13,090        14,429
                                                        -----------   -----------   -----------
          Total cost of revenues......................       13,967        14,155        15,578
                                                        -----------   -----------   -----------
Gross profit..........................................       65,189        57,140        48,145
Operating expenses:
     Marketing and selling............................       40,958        35,625        31,531
     Research and development.........................       14,804        12,195         9,835
     General and administrative.......................        8,709         8,115         7,435
     Nouveau marche expenses..........................           --            --           466
     Write-off of acquired intangibles................           --           253         2,032
                                                        -----------   -----------   -----------
          Total operating expenses....................       64,471        56,188        51,299
                                                        -----------   -----------   -----------
Income (loss) from operations.........................          718           952        (3,154)
Interest expense......................................         (312)         (424)         (475)
Interest income.......................................          775           483           503
Foreign exchange gain.................................          555           735           168
Other.................................................          (20)           --           (82)
                                                        -----------   -----------   -----------
Net income (loss) before income taxes.................        1,716         1,746        (3,040)
Income taxes..........................................         (789)         (566)         (130)
                                                        -----------   -----------   -----------
Net income (loss).....................................  $       927   $     1,180   $    (3,170)
                                                        ===========   ===========   ===========
Net income (loss) per share
     -- basic.........................................         0.06   $      0.08   $     (0.23)
     -- diluted.......................................  $      0.05   $      0.07   $     (0.23)
                                                        ===========   ===========   ===========
Number of shares used in computing net income (loss)
  per share
     -- basic.........................................   15,764,770    14,628,098    13,998,859
     -- diluted.......................................   17,546,904    17,854,659    13,998,859
                                                        ===========   ===========   ===========

                 See notes to consolidated financial statements

                                   ILOG S.A.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                             ACCUMULATED
                                                                                OTHER
                                 SHARES          ADDITIONAL                 COMPREHENSIVE   SHAREHOLDERS'
                          --------------------    PAID-IN     ACCUMULATED      INCOME          EQUITY
                            SHARES     AMOUNT     CAPITAL       DEFICIT        (LOSS)         (DEFICIT)
                          ----------   -------   ----------   -----------   -------------   -------------
Balance June 30,
  1998..................  13,792,529   $ 9,713    $50,583      $(39,562)       $  (935)        $19,799
  Options exercised.....     150,106       101        684                                          785
  Issuance of shares....     153,865       104      1,137                                        1,241
Amortization of deferred
  stock compensation....                              102                                          102
Components of
  comprehensive income
  Translation
  adjustment............                                                          (732)           (732)
  Net loss..............                                         (3,170)                        (3,170)
                                                                                               -------
     Total comprehensive
       loss.............                                                                        (3,902)
                          ----------   -------    -------      --------        -------         -------
Balance June 30,
  1999..................  14,096,500     9,918     52,506       (42,732)        (1,667)         18,025
  Options exercised.....     874,301       514      3,321                                        3,835
  Issuance of shares....     391,918       240      2,042                                        2,282
Amortization of deferred
  stock compensation....                               24                                           24
Components of
  comprehensive income
  Translation
  adjustment............                                                        (1,264)         (1,264)
  Net income............                                          1,180                          1,180
                                                                                               -------
     Total comprehensive
       loss.............                                                                           (84)
                          ----------   -------    -------      --------        -------         -------
Balance June 30,
  2000..................  15,362,719    10,672     57,893       (41,552)        (2,931)         24,082
  Options exercised.....     761,891       421      4,186                                        4,607
  Issuance of shares....      28,240        16        774                                          790
Amortization of deferred
  stock compensation....                               10                                           10
Components of
  comprehensive income
  Translation
  adjustment............                                                        (2,888)         (2,888)
  Net income............                                            927                            927
                                                                                               -------
     Total comprehensive
       loss.............                                                                        (1,961)
                          ----------   -------    -------      --------        -------         -------
Balance June 30,
  2001..................  16,152,850   $11,109    $62,863      $(40,625)       $(5,819)        $27,528
                          ==========   =======    =======      ========        =======         =======

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

     The Company develops, markets and supports advanced software components for user interface, resource optimization and business rules functions that are fundamental to the development of business applications. The Company's object oriented libraries are used in all development stages, from conceptual modeling to final delivery, of C, C++ and Java compiled applications. The Company's products are distributed through its direct sales force, system integrators, VARs, ISVs, and OEMs.

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

     All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders' equity, and transaction gains and losses are reflected in net income.

     Due to the number of currencies involved, the constant change in currency exposures, and the substantial volatility of currency exchange rates, the effect of exchange rate fluctuations upon future operating results could be significant. At June 30, 2001, the Company has not undertaken hedging transactions to cover any currency exposure.

  REVENUE RECOGNITION

     The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the product is shipped, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2",) as amended by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" and Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions".

                                   ILOG S.A.

     If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, customization or complex integration of software, the entire arrangement is accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, "Long-Term Construction-Type Contracts", using the relevant guidance in SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts".

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

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with insignificant interest risk and purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include marketable securities which consist principally of money market funds certificates of deposits, and commercial paper. The cost associated which such securities approximates fair market value.

     All of the Company's cash and cash equivalents are classified as available-for-sale and are recorded at amounts that approximate fair market value based on quoted market prices at June 30, 2001 and 2000. Unrecognized gain or losses on available-for-sale securities are included, net of tax, in equity until their disposition. Realized gains and losses and decline in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     At June 30, 2001 and 2000, the carrying values of current financial instruments such as cash, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. There was no long-term debt at June 30, 2001. At June 30, 2000, the fair value of long-term debt approximated its carrying value of $1,667,000. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

                                   ILOG S.A.

     If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, customization or complex integration of software, the entire arrangement is accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, "Long-Term Construction-Type Contracts", using the relevant guidance in SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts".

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

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with insignificant interest risk and purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include marketable securities which consist principally of money market funds certificates of deposits, and commercial paper. The cost associated which such securities approximates fair market value.

     All of the Company's cash and cash equivalents are classified as available-for-sale and are recorded at amounts that approximate fair market value based on quoted market prices at June 30, 2001 and 2000. Unrecognized gain or losses on available-for-sale securities are included, net of tax, in equity until their disposition. Realized gains and losses and decline in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     At June 30, 2001 and 2000, the carrying values of current financial instruments such as cash, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. There was no long-term debt at June 30, 2001. At June 30, 2000, the fair value of long-term debt approximated its carrying value of $1,666,000. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

                                   ILOG S.A.

  PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Computer equipment and purchased software...............   1-3 years
Furniture and other equipment...........................   4-8 years
Leasehold improvements..................................   10 years, or lease term if less

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

     The Company has cash investment policies that limit investments to short-term low risk instruments. The Company's cash is held principally in Euros and concentrated primarily in one major French bank.

     The Company sells its products to customers in a variety of industries in Europe, North America and Asia. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Collateral is generally not required.

     Sales to one customer accounted for approximately 9%, 10% and 13% of revenues for the years ended June 30, 2001, 2000 and 1999 respectively.

  SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require management's judgment with respect to certain external factors, including, but not limited to, anticipated future gross license revenues, estimated economic life and changes in software and hardware technology. Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company's products has been of relatively short duration, costs qualifying for capitalization were insignificant during the years ended June 30, 2001, 2000 and 1999, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

  RESEARCH AND DEVELOPMENT GRANTS

     The Company receives financial support for various research projects from public institutions. Such support is recorded as a reduction of research and development expenses in the periods when the projects are undertaken, the related expenses have been incurred and the funding has been definitively acquired. Financial support of $824,000, $880,000 and $741,000 received in the years ended June 30, 2001, 2000 and 1999, has been recorded as reductions to the related research and development expenses in each such year.

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

  EMPLOYEE STOCK OPTION PLANS

     The Company complies with the disclosure provisions of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation". As permitted by SFAS 123, the Company continues to account for its employee stock option plans in accordance with the provisions of the Accounting Principles Board opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", which requires that compensation expense be recorded when the option exercise price is less than the market value of the underlying share on the grant date. Differences between the exercise price of the options and the estimated fair value of the underlying shares are recorded as compensation expense and amortized over the vesting period.

  ADVERTISING COSTS

     The Company expenses advertising expenses as incurred. Advertising expenses totaled $3,589,000, $2,578,000, and $2,763,000 for the years ended June 30,
2001, 2000, and 1999, respectively.

  DERIVATIVE INSTRUMENTS AND HEDGING

     The Company complies with the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activity" (FAS 133). FAS 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. For the years ended June 30, 2001, 2000, and 1999 the Company did not have any hedging activity.

  INTRODUCTION OF THE EURO

     On January 1, 1999, 11 of the 15 member countries of the European Union established a fixed conversion rate between their sovereign currencies and adopted the Euro as their common legal currency. As a result, the Euro now trades on currency exchanges and is available for non-cash transactions. The Company is modifying its business operations and systems to accommodate the Euro conversion, and as of June 30, 2001, the cost of these modifications has not significantly affected its operating results.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets."

     SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

                                   ILOG S.A.

     SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. The Company is required to adopt SFAS No. 142 effective July 1, 2002. The impact of implementing this standard is not anticipated to have a significant effect on the Company's results of operations or financial position.

2.  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents, all of which are classified as available-for-sale securities, include:

                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
                                                               (IN THOUSANDS)
Cash held at bank...........................................  $ 7,224   $ 4,471
Cash equivalents............................................   13,646    15,845
                                                              -------   -------
     Total cash and cash equivalents........................  $20,870   $20,316
                                                              =======   =======

     Gross realized gains and losses on sales of available-for-sale securities during 2001, 2000 and 1999 were immaterial. There was no unrealized holding gains or losses on available-for-sale securities at June 30, 2001 or 2000.

     As of June 30, 2001 and 2000, all cash equivalents have contractual maturities of less than three months.

3.  PROPERTY AND EQUIPMENT

     Property and equipment includes:

                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
                                                               (IN THOUSANDS)
Computer equipment and purchased software...................  $ 9,476   $ 5,987
Furniture and other equipment...............................    2,494     2,586
Leasehold improvements......................................    1,267       917
                                                              -------   -------
     Total property and equipment...........................   13,237     9,490
Accumulated depreciation and amortization...................   (6,555)   (5,252)
                                                              -------   -------
     Property and equipment, net............................  $ 6,682   $ 4,238
                                                              =======   =======

     Equipment purchased under capital leases in the years ended June 30, 2001 and 2000 totaled $415,000 and $507,000, respectively. The cost of such equipment included in property and equipment at June 30, 2001 and 2000 totaled $1,926,000, and $1,795,000, respectively. Accumulated amortization of this equipment totaled $1,318,000 and $1,021,000 at June 30, 2001 and 2000, respectively.

4.  COMPREHENSIVE INCOME (LOSS)

     The Company complies with Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" (FAS 130), which provides for the reporting and display of comprehensive income and its components; however compliance with this Statement has no impact on the Company's results of operations or shareholders' equity.

                                   ILOG S.A.

     Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):

2002........................................................  $ 338
2003........................................................    211
2004........................................................     57
                                                              -----
Total minimum lease payments................................    606
Less amount representing interest...........................    (24)
                                                              -----
Present value of net minimum lease payments.................    582
Less current portion........................................   (320)
                                                              -----
Long-term portion...........................................  $ 262
                                                              =====

     Interest paid in the years ended June 30, 2001, 2000 and 1999 totaled $32,000, $38,000 and $47,000 respectively.

6.  SHAREHOLDERS' EQUITY

  GENERAL

     At June 30, 2001, 2000 and 1999, the issued and outstanding share capital of the Company consisted of 16,152,850, 15,362,179, and 14,096,500 shares, respectively, with a nominal value of Euro 0.61.

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

  DIVIDEND RIGHTS

     Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company's by-laws. The Company has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately $27,000,000 at June 30, 2001. Dividend distributions, if any, will be made in Euros.

  STOCK OPTIONS

     Stock options have been granted to employees under the Company's 1996 and 1998 Stock Option Plans. Generally, options vest over four years from, and expire between five to ten years after, the date of hire or grant. During the years ended June 30, 2001, 2000 and 1999, the Company recorded compensation expense related to options of $10,000, $24,000 and $102,000, respectively.

                                   ILOG S.A.

     Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):

2002........................................................  $ 338
2003........................................................    211
2004........................................................     57
                                                              -----
Total minimum lease payments................................    606
Less amount representing interest...........................    (24)
                                                              -----
Present value of net minimum lease payments.................    582
Less current portion........................................   (320)
                                                              -----
Long-term portion...........................................  $ 262
                                                              =====

     Interest paid in the years ended June 30, 2001, 2000 and 1999 totaled $32,000, $38,000 and $47,000 respectively.

6.  SHAREHOLDERS' EQUITY

  GENERAL

     At June 30, 2001, 2000 and 1999, the issued and outstanding share capital of the Company consisted of 16,152,850, 15,362,179, and 14,096,500 shares, respectively, with a nominal value of Euro 0.61.

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

  DIVIDEND RIGHTS

     Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company's statutes. The Company has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately $27,000,000 at June 30, 2001. Dividend distributions, if any, will be made in Euros.

  STOCK OPTIONS

     Stock options have been granted to employees under the Company's 1996 and 1998 Stock Option Plans. Generally, options vest over four years from, and expire between five to ten years after, the date of hire or grant. During the years ended June 30, 2001, 2000 and 1999, the Company recorded compensation expense related to options of $10,000, $24,000 and $102,000, respectively.

                                   ILOG S.A.

     A summary of activity under the option plans is as follows:

                                           SHARES         OPTIONS     WEIGHTED AVERAGE    WEIGHTED AVERAGE
                                        RESERVED FOR    GRANTED AND   EXERCISE PRICE IN   EXERCISE PRICE IN
                                        FUTURE GRANTS   OUTSTANDING         EUROS           U.S. DOLLARS
                                        -------------   -----------   -----------------   -----------------
Balances at June 30, 1998.............      556,866      2,982,137           8.26                9.03
     Options authorized...............    1,000,000             --             --                  --
     Options granted..................   (1,205,977)     1,205,977           7.25                8.08
     Options exercised................           --       (150,106)          4.70                5.24
     Options canceled.................      103,552       (103,552)          7.31                8.15
                                         ----------      ---------          -----               -----
Balances at June 30, 1999.............      454,441      3,934,456           6.94                7.74
     Options authorized...............      900,000             --             --                  --
     Options granted..................   (1,124,850)     1,124,850           9.89                9.93
     Options exercised................           --       (871,801)          4.53                4.54
     Options canceled.................      300,305       (300,305)          7.09                7.10
     Plan termination.................     (138,131)            --             --                  --
                                         ----------      ---------          -----               -----
Balances at June 30, 2000.............      391,765      3,887,200           7.73                7.10
     Options authorized...............    1,250,000             --             --                  --
     Options granted..................   (1,405,490)     1,405,490          40.75               36.70
     Options exercised................           --       (764,891)          6.65                5.99
     Options canceled.................      283,329       (283,329)         18.43               16.60
     Plan termination.................     (128,084)            --             --                  --
                                         ----------      ---------          -----               -----
Balances at June 30, 2001.............      391,520      4,244,470          18.14               15.37
                                         ==========      =========          =====               =====

     At June 30, 2001, 2000 and 1999, 1,995,275, 1,675,236, and 1,059,045
respectively, of the outstanding options were exercisable at weighted average exercise prices of Euro 7.17 ($6.08), Euro 6.61 ($6.63), and Euro 4.86 ($5.41)
respectively. Exercise prices for options outstanding as of June 30, 2001 were as follows:

                                            WEIGHTED
                                            AVERAGE
RANGE OF EXERCISE   OUTSTANDING AS OF      REMAINING
 PRICES IN EURO       JUNE 30, 2001     CONTRACTUAL LIFE
-----------------   -----------------   ----------------
 5.15 to 10.30          2,613,350            7.1
36.05 to 41.20          1,005,856            9.2
46.35 to 51.50            313,775            8.9
     Other                311,489        5.4 to 9.6
                        ---------          ----------
                        4,244,470            7.7
                        =========          ==========

     The weighted average remaining contractual life of those options is 7.7 years.

  WARRANTS

     Warrants have been granted to non-executive Directors and members of the Company's Technical Advisory Board. The warrants may be exercised anytime within 5 years of the date of grant.

                                   ILOG S.A.

     A summary of warrant activity is as follows:

                                             WARRANTS     WEIGHTED AVERAGE    WEIGHTED AVERAGE
                                            GRANTED AND   EXERCISE PRICE IN   EXERCISE PRICE IN
                                            OUTSTANDING         EUROS           U.S. DOLLARS
                                            -----------   -----------------   -----------------
2000
     Warrants granted.....................     20,000            7.55                7.58
     Warrants exercised...................     (2,500)           7.55                7.58
                                              -------           -----               -----
Balance at June 30, 2000..................     17,500            7.55                7.58
     Warrants granted.....................    112,000           39.06               35.18
     Warrants exercised...................     (9,000)           7.55                6.80
     Warrants canceled....................       (500)           7.55                6.80
                                              -------           -----               -----
Balance at June 30, 2001..................    120,000           36.96               31.32
                                              =======           =====               =====

     As allowed under SFAS 123, the Company has elected to continue using APB 25 in accounting for its employee stock options and warrants. Under APB 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying shares at the date of grant, compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if Company had accounted for its employee stock options and warrants under the fair value method of SFAS 123. The fair value for these options and warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 2001, 2000 and 1999, respectively: Risk-free interest rates of 4%, dividend yield of 0%; volatility factors of the expected market price of the Company's ordinary shares of 1.78, 1.23, and 0.93, for 2001, 2000, and 1999; and a weighted-average expected life of the option of 5 years.

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

     For purposes of pro forma disclosures, the estimated fair value of the options and warrants is expensed over the vesting period of the options. The Company's pro forma information follows (in thousands except for loss per share information):

                                                          2001       2000      1999
                                                         -------   --------   -------
Pro forma net loss.....................................  $(9,917)  $(12,448)  $(8,273)
Pro forma loss per share -- basic......................  $ (0.63)  $  (0.85)  $ (0.59)
Pro forma loss per share -- diluted....................  $ (0.57)  $  (0.70)  $ (0.59)

                                   ILOG S.A.

     The weighted-average value of options and warrants granted during 2001, 2000 and 1999 was as follows:

                                                               2001    2000    1999
                                                              ------   -----   -----
Options and warrants whose exercise price equaled market
  price of the underlying shares on the grant date..........  $33.18   $9.93   $6.16
Options and warrants whose exercise price was more than the
  market price of the underlying shares on the grant date...  $   --   $  --   $  --
Options and warrants whose exercise price was less than the
  market price of the underlying shares on the grant date...  $   --   $  --   $6.08

  EMPLOYEE STOCK PURCHASE PLAN

     Under the provisions of the Company's employee stock purchase plans, employees can purchase the Company's common stock at a specified price through payroll deductions during an offering period. In September 2001 the Company's shareholders authorized the issuance of up to 600,000 shares to employees pursuant to the terms of these Plans. 28,240 shares were issued under the Plans during the year ended June 30, 2001.

7.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net income (loss) per share:

                                                              YEAR ENDED JUNE 30,
                                                          ---------------------------
                                                           2001      2000      1999
                                                          -------   -------   -------
                                                                (IN THOUSANDS,
                                                           EXCEPT PER SHARE AMOUNTS)
Numerator:
     Net income (loss)..................................  $   927   $ 1,180   $(3,170)
                                                          =======   =======   =======
Denominator:
     Weighted average shares outstanding................   15,765    14,628    13,999
     Incremental shares attributable to shares
       exercisable under employee stock plans and
       warrants.........................................    1,782     3,227        --
                                                          -------   -------   -------
Denominator for diluted earnings per share..............   17,547    17,855    13,999
                                                          =======   =======   =======
Net income (loss) per share -- basic....................  $  0.06   $  0.08   $ (0.23)
                                                          =======   =======   =======
Net income (loss) per share -- diluted..................  $  0.05   $  0.07   $ (0.23)
                                                          =======   =======   =======

8.  INCOME TAXES

     For financial reporting purposes, income (loss) before income taxes includes the following components:

                                                              YEAR ENDED JUNE 30,
                                                           --------------------------
                                                            2001      2000     1999
                                                           -------   ------   -------
                                                                 (IN THOUSANDS)
France...................................................  $ 2,812   $2,390   $   748
United States............................................   (3,029)    (189)   (3,784)
Rest of the world........................................    1,933     (455)       (4)
                                                           -------   ------   -------
     Total...............................................  $ 1,716   $1,746   $(3,040)
                                                           =======   ======   =======

                                   ILOG S.A.

     A reconciliation of income taxes computed at the French statutory rate (36.4% in 2001, and 37.8% in 2000 and 41.7% in 1999) to the income tax benefit is as follows:

                                                               YEAR ENDED JUNE 30,
                                                              ---------------------
                                                              2001   2000    1999
                                                              ----   ----   -------
                                                                 (IN THOUSANDS)
Income tax expense (benefit) computed at the French
  statutory rate............................................  $625   $660   $(1,266)
Operating losses not utilized...............................    --     --     1,396
Other.......................................................   164    (94)       --
                                                              ----   ----   -------
     Total income taxes.....................................  $789   $566   $   130
                                                              ====   ====   =======

     Significant components of the Company's deferred tax assets and liabilities consist of the following:

                                                            YEAR ENDED JUNE 30,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Deferred tax assets:
     Net operating loss carryforwards................  $ 14,716   $  8,816   $  7,404
     Acquired intangibles capitalized and amortized
       for tax purposes..............................     2,190      4,697      8,139
     Provisions and accruals not currently
       deductible....................................       533        158        419
     Other...........................................     1,116        926        665
                                                       --------   --------   --------
                                                         18,555     14,597     16,627
Valuation allowance..................................   (18,555)   (14,597)   (16,627)
                                                       --------   --------   --------
     Net deferred taxes..............................  $     --   $     --   $     --
                                                       ========   ========   ========

     Due to its history of losses, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering 100% of its net deferred tax assets.

     As of June 30, 2001 the Company had net operating loss carryforwards for French tax purposes of approximately $10,000,000 which have no expiration date. The Company also has U.S. net operating loss carryforwards for federal and state tax purposes of approximately $26,000,000 and $12,000,000, respectively, that expire in the years 2002 through 2021. The Company has U.K. net operating losses of approximately $3,000,000 which have no expiration date. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

9.  EMPLOYEE RETIREMENT PLANS

     The Company contributes to pensions for personnel in France in accordance with French law by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligation at June 30, 2001 and 2000 was immaterial.

                                   ILOG S.A.

statements. Identifiable assets are those assets that can be directly associated with a particular geographic area. The following is a summary of operations within geographic area:

                                                                  EUROPE,
                                              UNITED             EXCLUDING
                                  FRANCE(1)   STATES     ASIA     FRANCE     ELIMINATION   CONSOLIDATED
                                  ---------   -------   ------   ---------   -----------   ------------
2001
Net revenues:
     Customers..................   $23,216    $36,339   $8,754    $10,847           --       $79,156
     Intercompany...............    13,926         --       --         --     $(13,926)           --
                                   -------    -------   ------    -------     --------       -------
                                    37,142     36,339    8,754     10,847      (13,926)       79,156
                                   =======    =======   ======    =======     ========       =======
     Long-lived assets..........     1,935      4,000      595        366           --         6,896

2000
Net revenues:
     Customers..................    22,747     31,989    6,686      9,873           --        71,295
     Intercompany...............    12,055         --       --         --      (12,055)           --
                                   -------    -------   ------    -------     --------       -------
                                    34,802     31,989    6,686      9,873      (12,055)       71,295
                                   =======    =======   ======    =======     ========       =======
     Long-lived assets..........     1,598      1,682      562        416           --         4,258

1999
Net revenues:
     Customers..................    20,956     22,440    6,680     13,647           --        63,723
     Intercompany...............     8,831         --       --         --       (8,831)           --
                                   -------    -------   ------    -------     --------       -------
                                    29,787     22,440    6,680     13,647       (8,831)       63,723
                                   =======    =======   ======    =======     ========       =======
     Long-lived assets..........     1,618      1,991      366        554           --         4,529

---------------

(1) Net revenues related to sales from France made to customers outside of France are included within the net revenue related to customers in the geographic area of France and totaled $12,996,000, $11,737,000 and $8,358,000 for the years ended June 30, 2001, 2000 and 1999, respectively.

12.  RELATED PARTY TRANSACTIONS

     In 1998 SAP A.G. purchased 685,064 shares in the Company for $10.5 million. In December 1997, SAP and the Company entered into a three-year agreement for the licensing and support of certain ILOG products. Over the three-year period of this agreement, ILOG has received approximately $19 million in revenues. In 1999, the agreement was amended to include certain additional ILOG products in exchange for $0.9 million. In December 2000, the three-year agreement was extended for an additional year in exchange for additional license and maintenance fees.

     In 1999 Temposoft S.A. entered into a licensing agreement for the Company's products. Under the terms of the licensing and other contemporaneous agreements ILOG receives license fees and royalties for certain ILOG products from Temposoft and warrants to purchase Temposoft shares. In September 2001 ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately Euros 300,000. As of September 30, 2001 ILOG owned 2.1% of Temposoft. Since 1999 Mr. Patrick Albert the Company's Chief Technical Officer has been a Director of Temposoft. Revenues received from Temposoft by ILOG were $778,000, $173,000 and $24,000 in 2001, 2000 and 1999 respectively.

                                   ILOG S.A.

13.  EVENT SUBSEQUENT TO THE DATE OF AUDITOR'S REPORT -- UNAUDITED

     In September 2001, the Company's shareholders authorized the issuance of an additional 1,100,000 shares under the terms of the 2001 Stock Option Plan.

                                   ILOG S.A.

                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

              COL. A                   COL. B               COL. C               COL. D         COL. E
              ------                ------------   ------------------------   -------------   ----------
                                                          ADDITIONAL
                                                   ------------------------
                                                                CHARGED TO
                                     BALANCE AT    CHARGED TO      OTHER                      BALANCE AT
                                    BEGINNING OF   COSTS AND    ACCOUNTS --   DEDUCTIONS --     END OF
           DESCRIPTION                 PERIOD       EXPENSES     DESCRIBE       DESCRIBE        PERIOD
           -----------              ------------   ----------   -----------   -------------   ----------
YEAR ENDED JUNE 30, 2001
Reserves and allowances deducted
  from asset accounts:
     Allowance for doubtful
       accounts...................    $691,000      $543,000        --          $160,000      $1,074,000

YEAR ENDED JUNE 30, 2000
Reserves and allowances deducted
  from asset accounts:
     Allowance for doubtful
       accounts...................    $941,000      $206,000        --          $456,000      $  691,000

YEAR ENDED JUNE 30, 1999
Reserves and allowances deducted
  from asset accounts:
     Allowance for doubtful
       accounts...................    $526,000      $596,000        --          $181,000      $  941,000

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                          ILOG S.A.

                                          /s/ Roger D. Friedberger

                                          Roger D. Friedberger
                                          Chief Financial Officer

Dated: November 14, 2001

                                 EXHIBIT INDEX

     The following exhibits are filed as part of this Annual Report:

3.(ii)  Status (by-laws), of ILOG S.A., as amended (unofficial
        English translation)
    4.  Subscription Agreement, dated as of June 29, 1998, between
        ILOG S.A. and SAP Aktiengesellschaft (incorporated by reference as Exhibit 3 on Form 20-F of the Company for the fiscal year ended June 30, 1998, Commission file Number
        0-29144)
   21. Subsidiaries of the Registrant (see "Item 4: Information on the Company -- Organizational Structure")