Form 20-F/A
period 2001-06-30
ILOG SA
filed 2001-12-13
CIK 1031140

                                EXPLANATORY NOTE


This Amendment No. 1 to Form 20-F/A to the Annual Report on Form 20-F for the fiscal year ended June 30, 2001 is being filed to amend and restate the entire Form 20-F which, as originally filed on November 14, 2001, contained duplicate, missing, and misplaced pages as a result of filing agent technical errors. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the text of the Form 20-F is amended and restated in its entirety as set forth in this Amendment No. 1.

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                  FORM 20-F/A
                             ---------------------

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

  Revenues

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

     During 2001, 2000 and 1999, revenues generated from customers in North America totaled approximately in $36.3 million, $32.0 million and $22.5 million; in Europe $34.1 million, $32.6 million and $34.5 million; and in Asia $8.8 million, $6.7 million and $6.7 million; respectively. The 12% growth in North American revenues and the 4% increase in European revenues in 2001 over 2000 reflects the decline of the Euro and the transition of the Company's channel of distribution from end users to ISVs, which have a greater proportion located in North America, combined with the general strength of the internet driven economy in the U.S. in the first part of 2001. The 31% growth in Asia in 2001 reflects the activities of the Company's Japanese operations which were established in 1999.

     In 2001, 2000 and 1999 SAP A.G. accounted for 9%, 10% and 13% of total revenues, respectively. In 2001 the next four largest customers accounted for approximately 11% of total revenues, and the next five largest accounted for approximately 6% of revenues. Revenues from a single customer in a particular quarter can materially affect the Company's revenues and operating results for such period.

     License Fees. Revenues from license fees increased to $52.3 million in 2001 from $46.8 million in 2000, and from $38.7 million in 1999, representing increases of 12% and 21%, respectively. These increases in license fees reflect the growing market acceptance of the Company's products and the expansion of the Company's product offerings. During this period, the Company was generally able to maintain the price levels of its products. During 2001 the growth rate slowed down reflecting the economic conditions of the communications industry.

     Services. Revenues from services consist of consulting, maintenance and training. Consulting and training services are billed by the person day or on a fixed price basis. Maintenance services are typically available at an annual fee of 15% of the standard software list price. Cash related to maintenance contracts is generally received in advance while revenues are deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Revenues from services increased to $26.8 million in 2001 from $24.5 million in 2000 as compared to $25.1 million in 1999. This represented an increase of 9% and a decrease of 2%, over the respective prior years. The increase in revenues from services in 2001 over 2000 was due primarily to increased maintenance revenue. The decrease in revenues in 2000 from 1999 was due to lower consulting revenues reflecting spending diversions by customers from new application development to Year 2000 preparedness.

  Gross Margin

     The following table sets forth the gross margin for both categories of revenues for 2001, 2000 and 1999:

                                                               YEAR ENDED JUNE 30,
                                                              ---------------------
                                                              2001    2000    1999
                                                              -----   -----   -----
Gross Margin:
     License fees...........................................    98%     98%     97%
     Services...............................................    53      47      42
          Total revenues....................................    82      80      76

     License Fees. The Company's gross margin for license fees is currently affected by the pricing of its products as it relates to documentation and packaging costs. Cost of license fees, consisting primarily of royalties to third parties, documentation, packaging and freight expenses, increased to $1.3 million in 2001 from $1.1 million in 2000 and 1999 representing 2%, 2% and 3% of revenues from license fees in 2001, 2000 and 1999, respectively. In the event the Company significantly increases the incorporation of third-party technology in its products, the payment of royalties may have the effect of lowering gross margins.

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

     General and Administrative. General and administrative expenses consist primarily of personnel and related overhead costs for finance and general management. General and administrative expenses increased to $8.7 million in 2001 from $8.1 million in 2000 and from $7.4 million in 1999, representing 11%, 11% and 12% of total revenues, respectively. The increase in general and administrative expenses is due to increases in the

Company's allowance for doubtful accounts and some increased staffing to support the Company's growth. From June 30, 1998 to June 30, 2001, the number of the Company's employees engaged in general and administrative functions increased from 54 to 70.

     Nouveau Marche expenses. In December 1998 the Company listed its shares on the Nouveau Marche stock exchange in Paris. The expense related to this listing totaled $0.5 million and was charged to results of operations at that time.

     Write-off of Acquired Intangible Assets. Write-off of acquired intangible assets of $0.3 million in both 2000 and 1999 relates to trademarks acquired in 1997. In addition, in 1999 $1.8 million was written-off relating to the acquisition of software that was utilized in the development of OPL Studio.

  Interest Income (Expense) and Other

     Net interest income (expense) and other totaled $1.0, $0.8 and $0.1 million, in 2001, 2000 and 1999, respectively. In 2001 and 2000 net interest income (expense) and other includes realized exchange gains and net interest income (expense), and in 1999 net interest income (expense) and other reflects primarily interest expense arising from the promissory notes issued in connection with an acquisition, after offset of income from the Company's cash equivalent investments.

     Segments: From July 1, 1999, ILOG has been organized into three divisions, each operating in different markets. They each handle industry marketing, sales, consulting and some product development. The Value Chain Management Business Division ("VCM") is focused on enterprise resource planning (ERP), and supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Communications Business Division ("COM") is dedicated to the web-enabled network management, and customer management, service and billing. The Industry Solutions Division ("ISD") focuses on the e-commerce, finance, transportation and defense industries. "Corporate & other" includes a segment which does not meet the quantitative threshold for determining reportable segments, and corporate overhead and other expenses which are not allocated to reportable segments. In 1999 the Company operated in one reportable segment and accordingly comparative information is unavailable. The Company evaluates performance and allocates resources based on segment revenues and operating results. There are no intersegment sales.

     The following table sets forth segment revenue and operating results for 2001 and 2000:

                                                                          CORPORATE
                                              VCM       COM       ISD      & OTHER    CONSOLIDATED
                                            -------   -------   -------   ---------   ------------
2001
Revenues..................................  $25,196   $18,250   $25,545    $10,165      $79,156
Income (loss) from operations.............    6,580      (888)    2,897     (7,871)         718
2000
Revenues..................................   19,925    20,422    23,911      7,037       71,295
Income (loss) from operations.............    3,617     1,337     2,101     (6,103)         952

     The growth in the value chain market revenues in 2001 to $25.2 million from $19.9 million in 2000 reflects a number of the Company's major supply chain ISVs entering and/or increasing deployment of the Company's optimization products, combined with the strength of the global economy through early 2001. The revenue growth resulted in the profitability of this segment increasing from $3.6 million in 2000 to $6.6 million in 2001.

     The decline in the communications market revenues in 2001 to $18.3 million from $20.4 million in 2000, reflects the significant slow-down in spending by this sector since mid-2001. As a result, in this segment a loss of $0.9 million in 2001 was incurred compared to a profit of $1.3 million in 2001.

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

     As of June 30, 2001, a valuation allowance of $18.6 million had been provided against total deferred tax assets of $18.6 million (which consists primarily of the tax benefit of net operating loss carryforwards and the amortization of acquired intangible assets).

B.  LIQUIDITY AND CAPITAL RESOURCES

     Over the last three years, the Company has financed its operations and investments in property and capital equipment through cash from operations and the issuance of equity securities to employees under the company's stock purchase plans.

     In 2001, 2000 and 1999, the Company's financing activities provided $3.2 million, $4.3 million and $1.0 million respectively. In 2001, 2000 and 1999 $5.3, $6.3 and $2.0 million respectively was provided from the issuance of shares under employee stock option and stock purchase plans and $2.1, $2.0 and $1.1 million respectively was used to repay loans and capitalized lease obligations.

     The Company's investing activities have consisted primarily of expenditure on fixed assets, which totaled $4.6 million, $1.5 million and $2.4 million in 2001, 2000 and 1999, respectively. During 2001 approximately $2.3 million was invested in the United States for a customer relationship management system for use by the Company on a global basis. Other than further development of this system no specific new major capital expenditure projects are anticipated for 2002. Capital expenditure in 2002 is expected to approximate $4 million. As of June 30, 2001 fixed assets were located in the United States, France, rest of Europe and Asia with net book values of $4.0, $1.9, $0.4 and $0.6 million, respectively. The Company's fixed assets are generally unencumbered.

     As of June 30, 2001 and 2000, the Company had cash and cash equivalents of $20.9 million and $20.3 million, respectively, and working capital of $20.9 million and $21.8 million, respectively. The net cash increase of $0.6 million in 2001 was due to $5.3 million received for shares issued in connection with employee stock option and purchase plans plus $4.6 million provided by operating activities less $4.8 million of property and equipment expenditure, $2.1 million in loan repayments and $2.4 million exchange rate effect. The Company's cash is unrestricted except that $1.3 million is secured against its line of credit and the transfer of $1.6 million in Japan on June 30, 2001 to France may result in a 10% Japanese withholding tax liability.

     Accounts receivable decreased to $22.2 million at June 30, 2001 from $23.4 million at June 30, 2000 due to customers paying more promptly.

     The Company has lines of credit with a French bank allowing for a maximum borrowing of approximately $2.7 million. At June 30, 2001, $1.3 million was outstanding under this facility. The line of credit bears interest at the bank's prime rate plus 1.5%, which at June 30, 2001, corresponded to 8.25%.

     While operating activities may provide cash in certain periods to the extent the Company may experience growth in the future, the Company anticipates that its operating and investing activities may use cash and, consequently, such growth may require the Company to obtain additional sources of financing. However, the Company believes it currently has sufficient working capital to meet its present requirements.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

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

     Pierre Haren is a founder of the Company and was its Managing Director from 1987 to December 1995, when he was appointed Chairman and Chief Executive Officer of the Company. Prior to founding ILOG, Mr. Haren spent four years in charge of the SMECI Expert System Shell Project with the Institut National de Recherche en Informatique et en Automatique ("INRIA") following a three-year term directing the investment department of the French Ministry of the Sea. He is also a Director of IPSOS S.A. and a member of the Academie des Technologies. Mr. Haren received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussees in 1978. He received his M.S. from Massachusetts Institute of Technology ("MIT") in 1978 and Ph.D. from MIT in Civil Engineering in 1980. Mr. Haren's term on the Board of Directors expires in 2002.

     Jean-Francois Abramatic has served as Senior Vice President, Research and Development of the Company since July 2000 and as a Director of the Company from December 1994 to July 2000. Since September 1996, Mr. Abramatic has been the Chairman of the International World Wide Web Consortium and from September 1996 to September 1997 he was an Associate Director of the MIT Laboratory of Computer Science. From September 1997 to July 2000 Mr. Abramatic was INRIA's Director of Development and Industrial Relations and from 1992 to September 1997 its Director of Development. Abramatic received an Engineering degree from Ecole des Mines, Nancy in 1971 and a Ph.D. from the University of Paris VI in 1980.

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

     Eric Brisson has served as Vice President and General Manager Communications Business Division of the Company since August 2000 previously having held the position of Worldwide Director, Professional Services of the Division since July 2000. From July 1999 to July 2000 he served as a Consulting Manager and since September 1995 as a Senior Consultant and Software Developer of the Company. From 1991 to September 1995 he was a Research Engineer at CSTB, French government research center. Mr. Brisson received a Bachelor's degree in Computer Science at the University of Nice in 1988 and a Master's degree in Computer Science at the University of Paris in 1990.

     Christian Deutsch has served as Vice President, Operations of the Company since August 2000 previously holding the position of Manager, Corporate Business Development since January 1999. From 1974 to 1997 he was Chief Executive and Technical Officer of OPEFORM, an information technology consulting company for the transportation industry, which he co-founded. Mr. Deutsch received in 1968 a Master's degree and in 1972 a Ph.D. in Advanced Mathematics from the University of Paris.

     Douglas Doyle has served as Vice President, Marketing of the Company since September 2001. From March 2001 to September 2001 he served as Senior Director Marketing at iBeam Broadcasting, Inc., from September 2000 to March 2001 he was an independent consultant and from January 2000 to September 2000 he served as Vice President Product Marketing at Bigvine, Inc. Previously from October 1997 to September 2000 he was Director of Retail and Internet Marketing at E*Trade Group, Inc. and from January 1995 to October 1997 Director of Sales at Eagle River Interactive, Inc. He received a B.A. in economics from the University of California, Los Angeles in 1983 and an M.B.A. from Cornell University in 1987.

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

D.  EMPLOYEES

     The following chart indicates the total number of the Company's employees, and the distribution of the Company's employees by function, as of September 30:

                                                              2001   2000   1999
                                                              ----   ----   ----
Total Employees.............................................  586    518    460
Sales and Marketing.........................................  258    224    199
Consulting and Customer Support.............................  122    104    104
Research and Development....................................  137    128    102
Finance and Administration..................................   70     62     55

     The following chart indicates the geographic distribution of the Company's employees, as of September 30:

                                                              2001   2000   1999
                                                              ----   ----   ----
Europe......................................................  359    329    311
North America...............................................  168    138    103
Asia........................................................   59     51     46

     Employee turnover in 2001 and 2000 was approximately 20% in each year.

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

     The Company's employees are not represented by any unions; however, management is required under the French Labor Code to hold monthly meetings with a delegation of elected employee representatives to discuss, in particular, employment matters and the economic condition of the Company and to provide appropriate information and documents relating thereto. As required under the French Labor Code, two representatives of the employees are entitled to attend meetings of the Board of Directors of the Company, but do not have any voting rights.

     Pursuant to French laws dated June 13, 1998 and January 19, 2000 which took effect on February 1, 2000, all employers of more than 20 employees in France are required to implement a 35-hour work week. In order to implement the 35-hour work week regulations, the Company signed an agreement with the representatives of its employees on September 18, 2000 by which the reduction in the number of working hours was established with effect from October 1, 2000. This agreement allows employees to have between 12 and 22 days additional days vacation depending on their position. It is estimated that this agreement increased employment costs by approximately $900,000 in 2001.

E.  SHARE OWNERSHIP

     The table below sets forth certain information with respect to the beneficial ownership of shares, options and/or warrants of the Company outstanding as of September 30, 2001 by its Directors, TAB members and executive officers, where such beneficial ownership represents one percent or more of the outstanding Shares:

                                                                   OPTIONS & WARRANTS
                                        OPTIONS & WARRANTS           GRANTED IN 2001
                                     ------------------------   -------------------------
                                                   EXERCISE                   EXERCISE         SHARES
                                     NUMBER OF     PRICE(S)     NUMBER OF     PRICE(S)      BENEFICIALLY
NAME                     SHARES(1)   SHARES(5)      EUROS        SHARES         EUROS         OWNED(1)     PERCENTAGE(1)
----                     ---------   ---------   ------------   ---------   -------------   ------------   -------------
All as a group (21
  persons).............  1,900,810   1,207,396   3.35 - 51.50    307,500    39.21 - 51.50    2,827,736         17.4%
Robert Bixby...........    640,895    315,000     5.62 - 6.70         --         --            948,707          5.8%
Marc Fourrier(2).......    232,285     12,000    7.55 - 45.36      8,000    45.12 - 45.36      244,285          1.5%
Pierre Haren(3)........    305,124    170,000    3.81 - 10.01         --         --            479,124          2.9%
Todd and Janet
  Lowe(4)..............    655,514    130,000     5.62 - 6.70         --         --            771,138          4.7%

---------------

(1) Number of Shares and percentage ownership are based on 16,241,500 Shares outstanding as of September 30, 2001. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F and includes voting and investment power with respect to such shares. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2001 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

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

B.  SIGNIFICANT CHANGES

     None

ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

  CLOSING SALE PRICES OF ILOG ADSS AND SHARES

     In February 1997, the Company's ADSs (each ADS representing one Share) were listed on the Nasdaq National Market. The following table sets forth the range of low and high reported closing sale prices of the ADSs on the Nasdaq National Market for the periods indicated.

                                                                 IN DOLLARS
                                                              ----------------
                                                               LOW      HIGH
                                                              ------   -------
1998(1).....................................................   5.625    16.375
1999........................................................   4.438    16.500
2000........................................................   5.000   104.500
First Quarter...............................................   5.000     8.500
Second Quarter..............................................   6.625    26.125
Third Quarter...............................................  21.000   104.500
Fourth Quarter..............................................  24.750    59.500
2001........................................................   9.594    63.250
First Quarter...............................................  36.250    63.250
Second Quarter..............................................  24.125    62.750
Third Quarter...............................................   9.594    34.000
Fourth Quarter..............................................  10.875    20.640
2002
First Quarter...............................................   5.090    17.150
MONTHLY
May 2001....................................................  15.460    20.600
June 2001...................................................  13.210    20.640
July 2001...................................................   8.660    17.150
August 2001.................................................   8.750    12.000
September 2001..............................................   5.090     6.500
October 2001................................................   5.850     8.640

---------------

(1) From February 1997.

     On October 31, 2001, the last sale price for the ADSs as reported on the Nasdaq National Market was $8.000 per ADS.

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

     The shareholders may delegate the right to carry out any increase in share capital to the Board of Directors, provided that this increase has been previously authorized by the shareholders. The Board of Directors may further sub-delegate this right to the Company's Chairman and Chief Executive Officer. Each time the shareholders decide on a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase, they must decide on whether or not to proceed with a capital increase reserved to employees of the Company and its subsidiaries or whether or not to delegate to the Board of Directors the right to carry out such reserved capital increase.

  Decreases in Share Capital

     According to French Company Law, any decrease in the Company's share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase the Company's own shares, all holders of shares must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

  4.  PREEMPTIVE SUBSCRIPTION RIGHTS

     According to French Company Law, if the Company issue new securities for cash giving rights, either immediately or at a later date, to subscribe to the Company's new shares, current shareholders will have preemptive subscription rights to these securities on a pro-rata basis. These preemptive rights require the Company to give priority treatment to those shareholders. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

     A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French Company Law requires that the Board of Directors and the Company's independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give existing shareholders a non-transferable priority right to subscribe to such new equity securities during a limited period of time. Shareholders also may notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

  5.  FORM, HOLDING AND TRANSFER OF SHARES

  Form of Shares

     The Company's statuts provide that the Shares may be held in registered or bearer form.

  Holding of Shares

     In accordance with French law concerning dematerialization of securities, ownership of shares are not represented by share certificates but by book entries.

     The Company maintains a share account with Euroclear France ("Euroclear") in respect of all shares in registered form which is administered by BNP Paribas. In addition, the Company maintain separate accounts in the name of each shareholder either directly, or, at the shareholder's request, through his accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held through an accredited intermediary, the shareholder account shows that the shares are held through such intermediary. BNP Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder's account, but these confirmations do not constitute documents of title.

     Shares held in bearer form are held on the shareholder's behalf in an account maintained by an accredited intermediary and are registered in an account maintained by such accredited intermediary with Euroclear. This account is separate from the Company's account with Euroclear. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration in respect thereof. The Company's statuts permit the Company to request that Euroclear provide the Company at any time with the identity of the holders of the Company's shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held.

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

     Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a tax known as the precompte. The precompte is paid by the distributing company to the French tax authorities. The amount of the precompte is equal to 50% of the net dividends before withholding tax.

     If a U.S. Resident Holder is not entitled to the avoir fiscal payment described above (or is entitled to only a partial payment of the avoir fiscal), such a holder generally may obtain from the French tax authorities a refund of precompte paid in respect of the dividends, less French withholding tax on the amount thereof, and the partial avoir fiscal, if any.

     For U.S. federal income tax purposes, the gross amount of any distribution as well as the gross amount of any avoir fiscal (or precompte) paid to a U.S. Resident Holder (before reduction for French withholding taxes) will generally be treated as a dividend to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined for U.S. tax purposes) and will be included in gross income of the U.S. Holder as ordinary income in the year actually or constructively received. To the extent that the amount of any distribution exceeds current and accumulated earnings and profits of the Company as calculated for U.S. federal income tax purposes, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder's ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, the U.S. Holder will recognize on a subsequent disposition of the ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. A dividend received deduction will generally not be allowed with respect to dividends paid by the Company. For purposes of determining the amount included in gross income, any distribution or avoir fiscal payment (or precompte refund) in Euros will be converted to U.S. dollars at the spot rate on the date so included. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is included in income to the date such dividend payment is actually converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States.

     French withholding tax imposed on dividends paid by the Company and imposed on related payments of avoir fiscal (or precompte) may, subject to certain generally applicable conditions and limitations, be taken as a foreign tax credit against such U.S. Holder's U.S. federal income tax liability. Dividends and related payments of avoir fiscal (or precompte) will, in most cases, be considered "passive income" from sources outside of the United States for purposes of these U.S. foreign tax credit provisions. Alternatively, a U.S. Holder may claim the foreign taxes as an itemized deduction for the taxable year within which they are paid or accrued. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

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
                          ==========   =======    =======      ========        =======         =======

                 See notes to consolidated financial statements

                                   ILOG S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED JUNE 30,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
Cash flows from operating activities:
  Net income (loss) income..................................  $   927   $ 1,180   $(3,170)
  Adjustments to reconcile net income (loss) to net cash
     used for operating activities:
     Depreciation and amortization of property and
       equipment............................................    2,079     1,910     1,860
     Amortization of deferred stock compensation............       10        24       102
     Write-off of acquired intangible assets................       --       253     2,032
     Loss on sales of fixed assets..........................       98         5         6
     Increase (decrease) in cash from:
       Accounts receivable..................................     (154)   (9,154)      161
       Value-added tax collectible on accounts receivable...     (255)      453       (64)
       Other receivables....................................      (26)   (1,379)      140
       Prepaid expenses.....................................     (565)       17       570
       Accounts payable and accrued expenses................      666     1,288      (244)
       Accrued compensation.................................      576     1,816     1,380
       Deferred revenue.....................................    1,537       727     2,332
       Value-added tax payable..............................      233        95      (149)
       Other................................................     (559)     (258)       38
                                                              -------   -------   -------
          Net cash provided by (used for) operating
            activities......................................    4,567    (3,023)    4,994
                                                              -------   -------   -------
Cash flows from investing activities:
  Acquisition of intangible assets..........................     (284)       --    (1,000)
  Purchases of property and equipment.......................   (4,510)   (1,534)   (2,424)
  Proceeds from sale of property and equipment..............        1        25        82
                                                              -------   -------   -------
          Net cash used for investing activities............   (4,793)   (1,509)   (3,342)
                                                              -------   -------   -------
Cash flows from financing activities:
  Repayment of loans........................................   (1,699)   (1,558)     (639)
  Principal payments on capital lease obligations...........     (453)     (479)     (481)
  Cash proceeds from issuance of shares.....................    5,347     6,318     2,026
                                                              -------   -------   -------
          Net cash provided by financing activities.........    3,195     4,281       906
                                                              -------   -------   -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................   (2,415)     (965)   (1,127)
                                                              -------   -------   -------
Net increase (decrease) in cash and cash equivalents........      554    (1,216)    1,431
Cash and cash equivalents, beginning of period..............   20,316    21,532    20,101
                                                              -------   -------   -------
Cash and cash equivalents, end of period....................  $20,870   $20,316   $21,532
                                                              =======   =======   =======

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

                                   ILOG S.A.

     The components of comprehensive loss are as follows:

                                                                   JUNE 30,
                                                          ---------------------------
                                                           2001      2000      1999
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Net income (loss).......................................  $   927   $ 1,180   $(3,170)
Change in cumulative translation adjustment.............   (2,888)   (1,264)     (732)
                                                          -------   -------   -------
     Total comprehensive loss...........................  $(1,961)  $   (84)  $(3,902)
                                                          =======   =======   =======

5.  DEBT

     The following table presents a summary of the Company's debt:

                                                                 JUNE 30,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
                                                              (IN THOUSANDS)
SHORT-TERM DEBT:
Lines of credit.............................................  $1,303   $1,602
Current portion of interest-free loans from French
  government agencies, denominated in Euros.................      40       47
Current portion of capitalized lease obligations............     320      399
Current portion of notes payable to stockholders............   1,667    1,667
                                                              ------   ------
     Total short-term-debt..................................  $3,330   $3,715
                                                              ======   ======
LONG-TERM DEBT:
Long-term portion of capitalized lease obligations..........     262      302
Notes payable to stockholders...............................      --    1,667
                                                              ------   ------
     Total long-term debt...................................  $  262   $1,969
                                                              ======   ======

     The Company has lines of credit with a French bank allowing for a maximum borrowing of Euro 3,000,000 (approximately $2,700,000) at June 30, 2001 which expire on May 1, 2002. The lines of credit bear interest at the bank's prime rate plus 1.5% which corresponded to effective rates of 8.25% and 11% at June 30, 2001 and 2000, respectively. The amounts outstanding under these lines at June 30, 2001 were denominated in U.S. dollars.

     Notes payable to stockholders were issued in 1997, in connection with an acquisition. The notes bore interest at a fixed rate of 6.39% per annum and were repaid in annual installments of approximately $1,667,000.

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

                                   ILOG S.A.

10.  OPERATING LEASE COMMITMENTS

     The Company leases its facilities and certain equipment under operating leases that expire through 2010. Future minimum lease payments under operating leases due for the fiscal years ending June 30 are as follows (in thousands):

2002........................................................   $3,192
2003........................................................    2,754
2004........................................................    1,983
2005........................................................    1,791
2006 and thereafter.........................................    3,255

     Rental expense for the years ended June 30, 2001, 2000 and 1999 was approximately $3,234,000, $3,225,000 and $2,496,000, respectively.

11.  SEGMENT AND GEOGRAPHIC INFORMATION

     Segments: From July 1, 1999, ILOG has been organized into three divisions, each operating in different markets. They each handle industry marketing, sales, consulting and some product development. The Value Chain Management Business Division ("VCM") is focused on enterprise resource planning (ERP), and supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Communications Business Division ("COM") is dedicated to the web-enabled network management, and customer management, service and billing. The Industry Solutions Division ("ISD") focuses on the e-commerce, finance, transportation and defense industries. "Corporate & other" includes a segment which does not meet the quantitative threshold for determining reportable segments, and corporate overhead and other expenses which are not allocated to reportable segments. In 1999 the Company operated in one reportable segment and accordingly comparative information is unavailable.

     The Company evaluates performance and allocates resources based on segment revenues and operating results. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales. Assets of the segment groups are not relevant for management of the business and are thus not disclosed.

                                                                          CORPORATE
                                              VCM       COM       ISD      & OTHER    CONSOLIDATED
                                            -------   -------   -------   ---------   ------------
2001
Revenues..................................  $25,196   $18,250   $25,545    $10,165      $79,156
Income (loss) from operations.............    6,580      (888)    2,897     (7,871)         718
2000
Revenues..................................   19,925    20,422    23,911      7,037       71,295
Income (loss) from operations.............    3,617     1,337     2,101     (6,103)         952

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

Dated: December 13, 2001

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