Form 20-F
period 2002-06-30
ILOG SA
filed 2002-10-31
CIK 1031140

As filed with the Securities and Exchange Commission on October 31, 2002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission File Number: 0-29144

ILOG S.A.
(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant’s Name into English)	The Republic of France (Jurisdiction of incorporation or organization)

9, rue de Verdun, 94253 Gentilly, France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one Ordinary Share, nominal value €0.61 per share	Nasdaq National Market

Ordinary Shares, nominal value €0.61 per share	Nasdaq National Market*

*	Not for trading, but only in connection with the American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15 of the Act:

None

        The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2002 was 16,670,665 Ordinary Shares of €0.61 nominal value, including 5,765,322 American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one Ordinary Share.

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17    ☑  Item 18

INTRODUCTION

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. ILOG undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Annual Report on Form 20-F. Readers should carefully review the risk factors described in other documents the Company files or submits from time to time with the Securities and Exchange Commission, including reports on Form 6-K submitted by the Company.

PRESENTATION OF INFORMATION

Unless the context otherwise requires, references herein to the “Company” or to “ILOG” are to ILOG S.A. and its consolidated subsidiaries.

The Company’s name together with its logo is registered as a trademark in France, the United States and a number of other countries. This Annual Report on Form 20-F may also contain tradenames or trademarks of companies other than ILOG.

AMERICAN DEPOSITARY SHARES

Pursuant to a program sponsored by the Company, Ordinary Shares of the Company, or the Shares, are traded in the United States in the form of American Depositary Shares, or ADSs, each ADS representing one Share placed on deposit with JPMorgan Chase Bank, as Depositary, and issued and delivered by the Depositary through its principal office in New York City at 60 Wall Street, (36th Floor), New York, New York 10260. Shares may be deposited with the Paris office of BNP Paribas, as Custodian, or any successor or successors to such Custodian under the terms of the Deposit Agreement, dated as of February 13, 1997 and amended on August 13, 1999, among the Company, the Depositary and the holders from time to time of ADSs. The Depositary provides a variety of services to registered holders of American Depositary Receipts, as more fully set forth in the form of the Deposit Agreement which was filed as an exhibit to the Company’s Registration Statement on Form F-6 effective with the Securities and Exchange Commission on February 13, 1997 and amended on August 13, 1999.

EXCHANGE RATES

ILOG publishes its financial statements in U.S. dollars. In this Annual Report on Form 20-F, references to “dollars” or “$” are to U.S. dollars and “€” are to euros. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in dollars.

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

Year Ended June 30,	Low	High	Average Rate(1)	End of Period
	(Dollars per euro)
1998	1.06	1.14	1.09	1.08
1999	1.03	1.22	1.11	1.03
2000	0.89	1.09	1.00	0.95
2001	0.84	1.09	0.96	0.85
2002	0.86	0.99	0.90	0.99

(1)
The average of the Noon Buying Rates on the last business day of each month during the year. Through December 31, 1998, the above rates reflect those of the French Franc converted into euros at the official fixed conversion rate of one euro = 6.55957 French francs.

For information regarding the effects of currency fluctuations on the Company’s results, see “Item 5. Operating and Financial Review and Prospects”, and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

A.    Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” the Consolidated Financial Statements and related Notes thereto and other financial information appearing elsewhere in this Annual Report on Form 20-F. The selected statement of operations data set forth below for each of the years ended June 30, 2002, 2001 and 2000 and the balance sheet data at June 30, 2002 and 2001 have been derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, independent auditors, and are included herein. The selected statement of operations data for the years ended June 30, 1999 and 1998 and balance sheet data at June 30, 2000, 1999 and 1998 are derived from audited financial statements not included herein.

	Year Ended June 30,
	2002	2001	2000	1999	1998
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
License fees	$53,173	$52,325	$46,776	$38,657	$34,652
Services	29,480	27,301	25,059	25,066	20,604

Total revenues	82,653	79,626	71,835	63,723	55,256
Cost of revenues:
License fees	1,163	1,258	1,065	1,149	1,183
Services	12,785	13,179	13,630	14,429	10,867

Total cost of revenues	13,948	14,437	14,695	15,578	12,050

Gross profit	68,705	65,189	57,140	48,145	43,206

Operating expenses:
Marketing and selling	44,622	40,958	35,625	31,531	27,290
Research and development	15,289	14,804	12,195	9,835	6,575
General and administrative	7,898	8,709	8,115	7,435	6,126
Nouveau marché expenses	—	—	—	466	—
Write-off of acquired intangibles	—	—	253	2,032	31,045

Total operating expenses	67,809	64,471	56,188	51,299	71,036

Income (loss) from operations	896	718	952	(3,154)	(27,830)
Net interest income (expense) and other	713	998	794	114	(121)
Income taxes	(800)	(789)	(566)	(130)	—

Net income (loss)	$809	$927	$1,180	$(3,170)	$(27,951)

Net income (loss) per share:
—basic	$0.05	$0.06	$0.08	$(0.23)	$(2.21)

—diluted	$0.05	$0.05	$0.07	$(0.23)	$(2.21)

Shares and share equivalents used in per share calculations(1):
—basic	16,379	15,765	14,628	13,999	12,665

—diluted	17,717	17,547	17,855	13,999	12,665

(1)	See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of Shares and Share equivalents used in per share calculations.

	June 30,
	2002	2001	2000	1999	1998
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$31,368	$20,870	$20,316	$21,532	$20,101
Working capital	29,075	20,894	21,793	17,375	21,929
Total assets	63,655	55,377	52,737	45,006	43,649
Long-term obligations	340	262	1,969	3,879	5,979
Shareholders’ equity	35,950	27,528	24,082	18,025	19,799

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

The Company has incurred losses in the past and, as of June 30, 2002, had a substantial accumulated deficit. The Company’s future operating results are uncertain and there can be no assurance that the Company will be profitable in the future.

The Company has incurred losses in two of the last five fiscal years. As of June 30, 2002, the Company had an accumulated deficit of approximately $39.8 million, of which $33.4 million relates to the write-off of intangibles acquired in 1998. There can be no assurance that the Company will be profitable on a quarterly or annual basis in the future. The Company’s operating history and the relative immaturity of certain portions of its markets, together with the factors described in these risk factors under “The Company’s operating results have fluctuated significantly in the past and may continue to do so in the future,” and “The Company’s operating results are subject to seasonal fluctuations,” make the prediction of future operating results difficult. The Company’s past financial performance should not be considered indicative of future results. The Company has experienced a slow-down in the rate of its revenue growth in recent years. There can be no assurance that the Company’s revenues will continue to increase or will not decrease. Future operating results will depend on many factors, including the growth of the market for the Company’s object oriented components, demand for the Company’s products and services, the level of competition, and the ability of the Company to develop and market new products and product enhancements and to control costs, as well as general economic conditions.

The Company’s operating results have fluctuated significantly in the past and may continue to do so in the future.

The Company’s operating results have varied significantly in the past, on a quarterly basis, as a result of a number of factors, many of which are outside the Company’s control. These factors include demand for the Company’s products and services, the size, timing and structure of significant licenses and/or royalty payments by customers, cost overruns on the Company’s fixed price consulting contracts, changes in the mix of products and services licensed or sold by the Company, product life cycles, the publication of opinions about the Company, its products and object oriented technology by industry analysts, changes in pricing policies by the Company or its competitors, changes in the method of product distribution (including the mix of direct and indirect channels), customer order deferrals in anticipation of product enhancements or new product offerings by the Company or its competitors, customer cancellation of major planned software development programs, the grant of research and development expense reimbursements by government agencies and the timing of such research and development reimbursements. These factors and others could cause the Company’s operating results to vary significantly in the future. Moreover, acts of terrorism and/or war and declines in general economic conditions, could precipitate significant reductions in corporate spending for information technology, which could result in delays or cancellations of orders for the Company’s products. The Company’s expense levels are relatively fixed and are based, in significant part, on expectations of future revenues. Consequently, if revenue levels are below expectations, expense levels could be disproportionately high as a percentage of total revenues, and operating results would be immediately and adversely affected.

The Company has historically operated with little backlog because its products are generally shipped as orders are received. As a result, revenues from license fees and/or royalties in any quarter are substantially dependent on orders booked and shipped in that quarter and on sales by the Company’s ISVs, distributors and other resellers. Sales derived through indirect channels are harder to predict and may have lower margins than direct sales. The Company also believes that the purchase of its products is relatively discretionary, as was experienced in 2002 as a result of the global economic downturn, and in 2000 and 1999 when its customers shifted their spending from new applications to Year 2000 readiness. Therefore, any downturn in any potential customer’s business would have a significant impact on the Company’s revenues and quarterly results. In addition, the Company has historically recognized a substantial portion of its revenues from sales booked and shipped in the last month of a quarter such that the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a particular quarter. Because a number of the Company’s individual orders and/or royalties are for significant revenue, the Company’s operating expenses are based on anticipated revenue levels and a high percentage of the Company’s expenses are relatively fixed, the failure to ship a significant order in a particular quarter could substantially adversely affect revenues and operating results for such quarter. To the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. Revenues are difficult to forecast because the market for the Company’s products is rapidly evolving. The Company may choose to reduce prices or increase spending in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require the Company to invest significantly greater resources in research and development efforts, the Company’s future operating results may be adversely affected. Due to these and other factors, the Company’s quarterly revenues, expenses and operating results could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. There can be no assurance that the Company will be able to grow in future periods or that it will be able to sustain its level of revenues or its rate of revenue growth on a quarterly or annual basis.

The Company is dependant upon its major independent software vendors (“ISVs”) for a significant part of its revenues. There can be no assurance that this source of revenues will continue.

In 2002 ILOG’s largest customer, SAP A.G., an ISV, provided 11% of the Company’s revenues, and its next nine largest customers, of which six were ISVs, accounted for a further 14% of its revenues. In 2002 43% of the Company’s license revenues were from ISVs which embed the Company’s software components in their applications, which they sell to their customers. Should the ISVs individually or collectively decide to replace the Company’s components with their own or a competitor’s technology for any reason, discontinue offering the application embedding the Company’s components and/or experience a business downturn, the Company’s business, operating results and financial condition will be adversely affected.

The uncertain outcome of sales efforts and the extended length of the Company’s sales cycle could result in substantial fluctuations in operating results.

The Company’s sales cycle is generally three to six months or more and varies substantially from customer to customer. Due in part to the strategic nature of the Company’s products, potential customers are typically cautious in making product acquisition decisions. The decision to license the Company’s products generally requires the Company to provide a significant level of education to prospective customers regarding the uses and benefits of the Company’s products, and the Company must frequently commit substantial presales support and consulting resources. The Company has been constrained in its ability to provide consulting resources as a result of a lack of trained personnel, which may cause sales cycles to be lengthened or result in the loss of sales.

Sales of licenses and/or royalty receipts are subject to a number of risks over which the Company has little or no control, including customers’ budgetary constraints, customers’ internal acceptance reviews, the success and continued internal support of customers’ own development efforts, the efforts of ISVs and distributors and the possibility of cancellation of projects by customers. The uncertain outcome of the Company’s and/or ISV’s sales efforts and the length of its sales cycles could result in substantial fluctuations in operating results. If sales and/or royalties forecasted from a specific customer for a particular quarter are not realized in that quarter, the Company is unlikely to be able to generate revenues from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of some orders or royalties, a lost or delayed sale could have a material adverse effect on the Company’s quarterly operating results. Moreover, to the extent that significant sales occur earlier than expected, current operating results and/or those of subsequent quarters may be adversely affected.

There can be no assurances that the Company’s sales and marketing force will generate adequate revenues or be able to compete successfully.

The Company has made a significant investment in recent years in the expansion of its sales and marketing force, primarily in the U.S. and Asia, and plans to continue to expand its sales and marketing force. The Company’s future success will depend in part upon the productivity of its sales and marketing force and the ability of the Company to continue to attract, integrate, train, motivate and retain new sales and marketing personnel. There can be no assurance that the Company’s recent investment in sales and marketing will ultimately prove to be successful or that the incremental revenues generated will exceed the significant incremental costs associated with these efforts. For example, in 2002 sales and marketing expenses increased by 9% and headcount by 8% with revenues increasing by 4%.

In addition, there can be no assurance that the Company’s sales and marketing organization will be able to compete successfully against the significantly more extensive and better funded sales and marketing operations of many of the Company’s current and potential competitors. The Company’s inability to develop and manage its sales and marketing force expansion effectively could have a material adverse effect on the Company’s business, operating results and financial condition.

The industry in which the Company operates is characterized by intense competition. If the Company is unable to compete successfully against new or future competitors, its operating results would be negatively affected.

The Company’s present direct competitors include a number of private and public companies such as Computer Associates, Cosytech, Dash Associates, Fair Isaac, Haley, IBM, Loox Software, Pegasystems, SL Corporation and Tom Sawyer. The Company also competes with companies that provide packaged software with respect to specific applications. In addition, virtually all of the Company’s customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products.

Some of the Company’s current, and many of the Company’s potential, competitors have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings and a larger installed base of customers, than the Company. In addition, the Company’s current and potential competitors may have well-established relationships with current and potential customers of the Company. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products, may have more direct access to corporate decision-

makers based on previous relationships and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on the Company’s business, operating results and financial condition. See “Item 4. Information on the Company—Competition.”

If the Company is unable to meet evolving market conditions or customer requirements, its business, operating results and financial condition would be materially adversely affected.

The market for the Company’s products and services is characterized by rapid technological change, dynamic customer demands and frequent introductions of new products and product enhancements. Customer requirements for products can change rapidly as a result of innovations or changes within the computer hardware and software industries, the introduction of new products and technologies (including new hardware platforms and programming languages) and the emergence, evolution or widespread adoption of industry standards. For example, increasing commercial use of the internet may give rise to new customer requirements and new industry standards. There can be no assurance that the Company will be successful in modifying its products and services to address these requirements and standards. The actual or anticipated introduction of new products, technologies and industry standards can render existing products obsolete or unmarketable or result in delays in the purchase of such products. As a result, the life cycles of the Company’s products are difficult to estimate. The Company must respond to developments rapidly and make substantial product development investments. Any failure by the Company to anticipate or respond adequately to technology developments and customer requirements, or any significant delays in product development or introduction, could result in loss of competitiveness and/or revenues.

The Company’s future success will depend in large part on its ability to improve its current technologies and to develop and market new products and product enhancements that address these changing market requirements on a timely basis. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements, that the Company will not experience difficulties that delay or prevent the successful development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market requirements and achieve market acceptance. As is customary in the software industry, the Company has in the past experienced delays in the introduction of new products and features, and may experience such delays in the future. If the Company is unable, for technological or other reasons, to develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company’s business, operating results and financial condition would be materially adversely affected.

Errors in the Company’s software products could result in significant losses to the Company or its customers and could result in product liability claims against the Company.

As a result of their complexity, software products frequently contain undetected errors or failures, especially when first introduced or when new versions or enhancements are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products and product enhancements released by the Company in the future. The occurrence of these errors could result in significant losses to the Company or a customer, especially if these errors occur in strategic applications. Such occurrence could also result in reduced market acceptance of the Company’s products, which would have a material adverse effect on the Company’s business, operating results and financial condition.

The Company’s license agreements with its customers typically contain provisions designed to limit the Company’s exposure to potential product liability and other claims. It is possible, however, that the limitation of liability provisions contained in the Company’s license agreements, especially unsigned “shrink-wrap” licenses, may not be effective under the laws of certain jurisdictions. Consequently, the sale and support of the Company’s software by the Company entail the risk of these claims in the future. The Company currently has limited insurance against product liability risks or errors or omissions coverage, and there can be no assurance that additional insurance will be available to the Company on commercially reasonable terms or at all. A product liability claim or claim for economic loss brought against the Company could have a material adverse effect upon the Company’s business, operating results and financial condition.

The Company’s commercial reputation and success is dependant upon its consulting activities meeting customer expectations.

In 2002 13% of the Company’s revenues were directly provided by its consulting services which are designed to facilitate customer adoption of the Company’s products, and accelerate their deployment, so that further license and maintenance revenues can be generated for the Company. If the Company, in performing its consulting services, fails to meet or satisfy customer expectations, then future revenue streams could be reduced and the Company may be required to reimburse customers for monies paid on such unfulfilled projects. In addition the weakening of reputation would have an adverse affect on the Company’s business generally.

Intellectual property infringement disputes could result in significant expense to the Company and divert technical and management personnel.

There can be no assurance that the Company will not receive communications in the future from third parties asserting that the Company’s products infringe, or may infringe, on their proprietary rights. There can be no assurance that licenses to disputed third-party technology would be available on reasonable commercial terms, if at all. In addition, the Company may initiate claims or litigation against third parties for infringement of the Company’s proprietary rights or to establish the validity of the Company’s proprietary rights. Litigation to determine the validity of any claims could result in significant expense to the Company and divert the efforts of the Company’s technical and management personnel from productive tasks, whether or not such litigation were determined in favor of the Company. In the event of an adverse ruling in any such litigation, the Company might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company’s business, operating results and financial condition would be materially adversely affected. As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, could be time consuming and expensive to defend or prosecute and to resolve. For example, in 2002 the Company successfully defended an intellectual property infringement claim by a third party relating to JRules, which defense consumed significant expense and diverted technical and management personnel.

The Company may engage in acquisitions which could adversely affect profitability. The Company may not be able to compete effectively or become profitable in any markets it enters.

The Company may in the future pursue acquisitions of complementary product lines, technologies or businesses. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect any Company profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks of entering markets in which the Company may have limited direct prior experience, operating companies in different geographical locations with different cultures, and the potential loss of key employees of the acquired company. There are currently no agreements with respect to any acquisitions.

As a result of its global operations, the Company is exposed to numerous risks, including logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies.

The Company’s engineering and research and development operations are located in France, except for the CPLEX products which are primarily developed in Incline Village, Nevada. The Company’s sales and marketing operations are located on three continents. The geographic distance between these locations has in the past led, and could in the future lead, to logistical and communications difficulties. There can be no assurance that the geographic, time zone, language and cultural differences between the Company’s French, North American and Asia personnel and operations will not result in problems that materially adversely affect the Company’s business, operating results and financial condition. Further, the Company’s operations may be directly affected by adverse economic and political conditions in the countries where the Company does business.

The Company expects to commit additional time and resources localizing its products for selected markets and developing local sales and support channels. There can be no assurance that these efforts will be successful. Failure to sustain or increase worldwide revenue, especially in North America and Asia, could have a material adverse effect on the Company’s business, operating results and financial condition. Worldwide operations are subject to a number of risks, including the costs of localizing products for different countries, longer accounts receivable collection periods in certain geographic regions, especially Europe, and greater difficulty in accounts receivable collections, unexpected changes in regulatory requirements, dependence on independent resellers and technology standards, import and export restrictions and tariffs, difficulties and costs of staffing and managing international operations, potentially adverse tax consequences, political instability, the burdens of complying with multiple, potentially conflicting laws and the impact of business cycles and regional economic instability.

Currency fluctuations could result in lower profitability for the Company in U.S. dollar terms and the reporting of exchange gains or losses.

The Company publishes its financial statements in U.S. dollars. The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the U.S. dollar, the financial reporting currency. Approximately 26% of the Company’s sales and 48% of the Company’s expenses in 2002 were denominated in euros or euro equivalent currencies, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on the non-U.S. dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in the Company’s statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. The Company has a policy of hedging its short-term currency exposures in order to mitigate the effect of changing exchange rates on the Company’s earnings per share. There can be no assurance that this policy will be successful and/or properly executed. See Note 3 to Consolidated Financial Statements.

The loss of services of any key personnel, or the inability of the Company to successfully recruit, could have a material adverse impact on the Company’s business, operating results or financial condition.

The Company’s future success will depend in significant part upon the continued service of its key technical, sales and senior management personnel, including the Company’s Chairman and Chief Executive Officer, Pierre Haren. The Company is particularly dependent upon its technical personnel with expertise in object oriented technology. The loss of the services of one or more of the Company’s key employees could have a material adverse effect on the Company’s business, operating results and financial condition.

The Company’s future success will depend on its ability to attract, integrate, train, motivate and retain highly qualified technical, sales and managerial personnel, and there can be no assurance that the Company will be able to do so. Competition for such personnel is intense, especially the competition for technical personnel with expertise in object oriented technology. The Company expects that such competition will continue for the foreseeable future, and may intensify. If the Company is unable to hire qualified personnel on a timely basis in the future, the Company’s business, operating results and financial condition would be materially adversely affected.

Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect upon the Company’s business, operating results and financial condition. The addition and assimilation of new personnel may be made more difficult by the fact that the Company’s research and development personnel are located primarily in France, and its sales and marketing activities are located on three continents, thus requiring the coordination of organizations separated by geography and time zones, and the interaction of personnel with disparate business backgrounds, languages and cultures.

The Company is heavily dependent upon its proprietary technology. There can be no assurance that the Company’s means of protecting its proprietary rights will be adequate or that its competitors will not develop similar technology.

The Company’s success is heavily dependent upon its proprietary technology. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses its software pursuant to signed license agreements and, to a lesser extent, “shrink-wrap” licenses displayed on product packaging, which impose certain restrictions on the licensee’s ability to use the software. In addition, the Company seeks to avoid disclosure of its trade secrets, including requiring those persons with access to the Company’s proprietary information to execute confidentiality agreements with the Company and restricting access to the Company’s source codes. The Company seeks to protect its software, documentation and other written materials under the laws relating to trade secrets and copyright, which afford only limited protection. The Company has no patents or pending patent applications.

Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company’s products, obtain or use information that the Company regards as proprietary or use or make copies of the Company’s products. Policing unauthorized use of the Company’s products is difficult. In addition, the laws of many jurisdictions do not protect the Company’s proprietary rights to as great an extent as do the laws of France and the U.S. In particular, “shrink-wrap” licenses may be wholly or partially unenforceable under the laws of certain jurisdictions, and copyright and trade secret protection for software may be unavailable in certain countries. Under French intellectual property laws, rights over software are not patentable but are protected under copyright law and infringements by third parties can be enjoined. There can be no assurance that the Company’s means of protecting its proprietary rights will be adequate or that the Company’s competitors will not independently develop similar technology.

The Company’s ADSs and Shares have experienced significant fluctuations in the past. The fluctuations have adversely affected the market price of the ADSs and Shares and may continue to do so in the future.

The market price of the Company’s ADSs and the Shares has experienced significant fluctuations and may continue to fluctuate significantly. In particular, the trading price of the ADSs and the Shares could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, downturns in the economy of regions in which the Company does business, and other events or factors, many of which are beyond the Company’s control. In some future quarters the Company’s operating results may be below expectations of public market analysts and investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company’s business, the price of the Company’s ADSs and the Shares would likely be immediately materially adversely affected. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, have and may continue to adversely affect the market price of the ADSs and the Shares.

Limitations imposed by French law may prevent or delay the ability of the Company to take corporate actions that require shareholder approval.

As a French société anonyme, the Company will be subject to certain requirements not generally applicable to corporations organized in U.S. jurisdictions. Among other things, holders of ADSs will be subject to voting procedures that are more complicated than for U.S. jurisdictions. The Company’s ability to increase its share capital is subject to shareholder approval at an extraordinary shareholders’ meeting. Shareholder approval must in any event be obtained for any issuances of share capital in connection with a merger even if the Company is the surviving entity, or an acquisition of assets in exchange for shares of the Company. In the case of an extraordinary general meeting, the presence, in person or by proxy, of shareholders holding one-third of the voting Shares upon first notice and one-quarter of the voting Shares upon second notice is required for a quorum. The complicated voting procedures under French law, coupled with the increasing practice of ADS holders not to exercise their voting rights, may prevent the Company from obtaining a quorum for future shareholders’ meetings and thereby impair the ability of the Company to take any action such as the approval of acquisitions, mergers and/or corporate reorganizations that requires shareholder approval.

The Company generates its revenues from a concentrated group of product families. Any factor adversely affecting any of these product families could have a material adverse effect on the Company.

The Company generates its license fees from the ILOG optimization (42% for 2002), business rules (29%) and visualization (29%) product families. The Company expects that revenues from these product families will continue to represent a substantial portion of its total license fees for the foreseeable future. As a result, any factor adversely affecting licenses of either ILOG Solver, ILOG CPLEX, ILOG JViews and/or ILOG JRules would have a material adverse effect on the Company’s business, operating results and financial condition. The Company’s future financial performance will depend in significant part on the Company’s successful development and introduction, and customer acceptance, of new and enhanced versions of its optimization, visualization and business rules products. In addition, to the extent that competitive pressures or other factors result in significant price erosion on these products, the Company’s results of operations would be materially adversely affected.

The Company’s operating results are subject to seasonal fluctuations.

A significant proportion of the Company’s sales come from Europe. Similar to many companies in the software industry with significant sales outside of the U.S., the Company generally realizes lower revenues in the quarter ending September 30th than in the immediately preceding quarter due primarily to reduced economic activity in Europe in the summer months.

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

The Company has not paid any cash dividends on its share capital to date. The Company currently anticipates that it will retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in euros and under the French Company Law and the Company’s statuts, may only be paid from pre-consolidated net income, as increased or reduced, as the case may be, by any net income or loss of ILOG carried forward from prior years.

Ownership of Shares by the Company’s management and Board of Directors and certain provisions of the Company’s by-laws may reduce the likelihood of a change in control of the Company.

As of September 30, 2002, the Company’s executive officers and directors and their affiliates beneficially owned an aggregate of approximately 19.4% of the Shares. As a result, these persons and entities, acting together, may have the ability to control the Company and direct its affairs and business. The concentration of ownership of the Company’s Shares may have the effect of delaying, deferring or preventing a change in control of the Company.

Pursuant to the Company’s by-laws, or statuts, the members of the Company’s Board of Directors each serve for a three-year term. One-third of the directors are elected every year, which may make it more difficult for the Company’s shareholders to replace the Board of Directors. The Board of Directors are also authorized by the shareholders of the Company to effect increases in the Company’s share capital in the context of a tender offer or exchange offer for the securities of the Company, which could have an anti-takeover effect. This authorization expires at the next shareholders’ meeting and will be submitted for renewal at that time.

Item 4.     Information on the Company

A.    History and Development of ILOG

ILOG S.A. is a société anonyme, a form of limited liability company, incorporated under the laws of France. The Company was registered at the Greffe of the Registry of Commerce, Paris on April 6, 1987 for a duration of 99 years. The Company was founded by Mr. Pierre Haren, Mr. Marc Fourrier and Mr. Jérôme Chailloux, with the support of the Institut National de Recherche en Informatique et en Automatique (INRIA). It is subject to Book II of the French Code du Commerce and to Act No. 67-236 of March 23, 1967 on les sociétés commerciales (French Company Law).

The Company is registered with the Register of Commerce and Companies of Créteil under number B 340 852 458. The corporate purposes of the Company, within France, its overseas territories, and outside of France, are as follows:

a.  the consultation and completion of research and studies and generally all services related to intelligent software;

b.  the development, running, distribution and maintenance of hardware and software; and

c.  training in these areas of activity, including audiovisual techniques and generally, all useful support tools,

all directly or indirectly, on its own behalf or on behalf of third parties, for sale or in conjunction with third parties, by means of the setting-up of new companies, capital contributions, the purchase of securities, mergers, alliances or investment companies or by lease or management lease of any assets or rights or otherwise. These corporate purposes may be found in Article 3 of the Company’s statuts.

The registered office of the Company is located at 9 rue de Verdun, 94253 Gentilly, France, and its telephone number is 011 33 1 49 08 35 00. The Company’s agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

In 1987, the Company began shipping software components developed in the LISP programming language. In 1992, the Company started to transition its products to the C++ programming language. In 1993, the Company began shipping ILOG Views and ILOG Solver. In 1997 the Company acquired the business of CPLEX Optimization, Inc. (“CPLEX”), located in Incline Village, Nevada, which provides linear based optimizer products written in C. In 1998 the Company started to introduce Java versions of its products.

The Company’s software development efforts are based in France, except for the CPLEX products, which are developed in Incline Village. Until 1995 the Company’s sales were concentrated in Europe, particularly in France. In 1995, the Company started to expand its sales efforts globally by establishing a major sales presence in the U.S. and Asia and acquiring CPLEX, which has resulted in revenue and expense growth.

Up until its initial public offering in 1997 on the Nasdaq National Market, which raised $24.9 million, the Company financed itself through a combination of retained earnings, venture capital investments and interest free loans from French government agencies and the European Union. The Company partially financed the 1997 CPLEX acquisition through the issuance of 1.7 million shares and promissory notes totaling $5.0 million. In 1998 a further financing of $10.5 million was received from SAP A.G. in exchange for 685,064 shares. In 1998 the Company listed its shares on the Nouveau Marché of Euronext Paris.

B.    Business Overview

ILOG develops, markets and supports software components for visual interface, resource optimization and business rules functions that are fundamental to the development of strategic business applications by creating pre-built and pre-tested software components to address these common software functions. The Company’s object oriented components reduce the time, cost and risk in the development process, and allow users to focus their own efforts on value-added, business specific programming tasks. The Company’s components provide high performance and scalability, run on the most popular Windows and Unix platforms, and can be used to facilitate client-side, server-side or web development efforts. The Company also offers a range of consulting, customer training and maintenance services.

Increasing global competition and rapid changes in technology are accelerating the demand by organizations for strategic business applications to achieve competitive advantage. However, organizations face significant challenges in developing strategic business applications that can keep pace with this changing environment. These challenges include meeting the demand for new applications, adapting these applications as business needs evolve and taking advantage of new technologies such as distributed computing and the internet.

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

The shortage and high cost of software developers has created a need for a hybrid approach to software development that combines the advantages of custom developed software with pre-built and pre-tested software components or libraries. The emergence of object oriented technology allows for the creation of pre-built software components that address common programming tasks, thus allowing programmers to shorten development time by combining these components with their own programming. In order for these software components to meet the evolving business and technology requirements of the specific organization, they must provide high performance and scalability and yet be open and adaptable. The Company’s object oriented components, which are written in the C, C++ and/or Java languages, can be readily adapted to application development requirements. Since ILOG has effectively pre-written many of the complex portions of each application, enterprises can concentrate on the development of other portions of the application that are specific to their respective businesses. The Company believes that its components provide users with the following benefits:

Time to Market and Cost Reduction.    ILOG components allow independent software vendors (“ISVs”) and enterprises to accelerate development time of their applications. The cost of a development license for an ILOG component is substantially less than the cost for an organization to develop those same features internally. Moreover, ILOG’s continuing maintenance and improvement of its components ensures periodic performance and functionality enhancements for its customers.

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

Ease of Use.    The Company’s components consist of layers of components that can be used without modification if the customer so elects. With a few lines of code, developers can implement their enterprise specific components on top of the Company’s high level components.

Flexibility.    The Company’s components are built as documented layered classes. The lower layers can be exposed to allow programming changes at all levels of the component’s behavior to meet individual business specific requirements.

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

Development Strategy Independence.    ILOG components are open (i.e., compatible with most development environments, compilers or methodologies and software testing tools). The Company’s customers can choose components from other vendors and combine them with ILOG components in a true open environment.

Strategy

ILOG’s objective is to be the leading worldwide provider of optimization, visualization and business rules software components. Key elements of the Company’s strategy to achieve this objective include the following:

Expand ISV Business.    The Company has agreements with over 375 ISVs and intends to sell its components to additional ISVs for inclusion in packaged software products. Approximately 43% of the Company’s revenues in 2002 were from ISVs.

Penetrate Vertical Market Base.    The Company devotes significant sales efforts to three vertical markets: (i) business rules engines for e-commerce and financial applications, (ii) optimization engines for supply chain management software applications and (iii) graphic tools for communications network management. The Company has become a leader in these markets and may continue this strategy by adding further vertical markets.

Increase Penetration of Existing Customer Base.    The Company intends to expand revenues from its components used by its existing customers. Since the Company’s components are initially licensed to a few developers for application development projects inside an enterprise, the successful completion of these projects and the launching of additional software design projects within a customer’s organization create additional sales and royalty opportunities for the Company. The Company uses the success of projects with existing customers as an internal reference for horizontal expansion within that organization.

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

Components created using object oriented technology add significant flexibility. Using a component for a specific application often requires adding new behaviors. Object oriented programming involves a cloning process that allows developers to add new behaviors to existing classes of objects. This “extensibility” is the principal reason that well-implemented object oriented code has a longer life than traditional code. Object attributes (data) and methods (behaviors) can be added to or changed without altering the original “base classes,” so that changes as the object environment evolves are transparent to applications dependent on the base class. As a result of the ability to further specify the behavior of code after it has been designed, written and tested, object oriented technology allows the large-scale reuse of components without sacrificing the flexibility needed for application-specific behavior and optimization.

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

Products

The Company’s products are high-performance C, C++ or Java software components sold in binary form delivered on CD-ROMs or over the internet. The Company’s software components are sold to C, C++ or Java developers within information technology (IT or MIS) departments of end-user enterprises or to system integrators, value added resellers (“VARs”), ISVs, and OEMs. The components facilitate rapid development and deployment of complex applications by providing pre-written portions of the software in order to reduce the time, cost and risk of the application development cycle. The Company’s components are independent and can be purchased for integration into new or existing applications individually or in combination with other components. The components run on the most popular Windows and Unix platforms and can be used to facilitate client-side, server-side or internet development efforts.

The Company typically commences a customer relationship with one or more licenses to use one or two of the Company’s products for a given customer development project. A single development license for one of the Company’s products normally ranges from $2,500 to $15,000, with a typical basic development sale usually totaling approximately $20,000. Once the customer completes its development projects, it must enter into run time licenses with the Company in order to use any of the Company’s components needed to deploy the developed application within or outside its organization. A customer will either prepay at the time of the initial contract or purchase the run time licenses upon deployment following the successful completion of the application development process, which typically takes between three and nine months from the initial order. Pricing for run time licenses are based upon the number of users of the application, the number of different sites or servers on which the application will be deployed and the number and type of ILOG components used in the application.

The following table sets forth certain information regarding the components licensed by the Company:

Product Category and Name	Calendar Year of First Commercial Shipment	Calendar Year of Most Recent Version	Product Description
Optimization
ILOG Solver	1993	2001	Constraint-based reasoning for resource allocation
ILOG Scheduler	1994	2001	Add-on product for Solver for short-term scheduling
ILOG Dispatcher	1997	2001	Add-on product for Solver for the transportation industry
ILOG CPLEX	1997	2002	High performance components for linear programming in C
ILOG OPL Studio	1998	2001	Optimization modeling
ILOG Configurator	1999	2001	Embeddable engine for configuration applications
ILOG JConfigurator	2001	2002	Embeddable engine for configuration applications in Java
ILOG JSolver	2001	2002	Embeddable constraint-based reasoning for resource allocation in Java
ILOG ODF	2000	2002	Add-on to mySAP APO that extends APO’s standard optimization capabilities
ILOG OEK	2002	2002	Add-on to Oracle APS that extends APS’s standard optimization capabilities
Visualization
ILOG Views Component Suite	1993	2002	Data visualization and graphical user interface in C++
ILOG DB-Link	1994	2002	Access to relational and object relational data from C++
ILOG Server	1996	2002	Application integration and real-time event notification
ILOG JViews Component Suite	1997	2001	Data visualization in Java
ILOG JTGO	1998	2002	Graphic components for the communications industry
Rules
ILOG Rules	1993	2002	Business rule engine and business rule management system for C++
ILOG JRules	1997	2002	Business rule engine and business rule management system for Java

Historically, the Company has made minor revisions to its products approximately every six months and has released new versions of its products every 12 to 18 months.

The following describes the Company’s software components by product category:

Optimization Products

The Company currently markets seven optimization components, one optimization modeling product and two environments which in 2002 comprised 42% of the Company’s revenue from license fees. The Company generates its revenues from a concentrated group of product families. Any factor adversely affecting any of these product families could have a material adverse affect on the Company. See “Item 3. Key Information—Risk Factors.”

The ILOG Solver and JSolver constraint-programming components provide the basic programming layer embedding the core constraint processing technology, and the ILOG Scheduler and ILOG Dispatcher components are vertical add-ons. ILOG Solver provides developers with an off-the-shelf engine for solving a wide variety of industrial problems, such as short-term scheduling (e.g. MRP). Finding a high-quality solution was impractical until the advent of constraint-based reasoning. ILOG Solver provides a problem-definition and nonlinear modeling system that allows for accurate characterization of real-world problems. ILOG Solver’s solution algorithms (constraint propagation, branch-and-bound, and numerical and logical processing) can then be used by programmers to solve these difficult problems in communications, defense, transportation and manufacturing.

The ILOG Scheduler time-constraint component is an extension to ILOG Solver for solving complex scheduling problems quickly. ILOG Scheduler integrates algorithms specific to scheduling and predefines a set of classes that model scheduling activities. Constraints specific to scheduling define the different ways to link activities and resources; an activity may either produce or consume a resource. Furthermore, a typology of resources is defined that allows a direct representation of domain specific data, freeing the developer from the difficult task of analyzing the scheduling activity. ILOG Scheduler gives the developer a pre-defined object oriented model that may be easily extended to suit application specific needs. ILOG Scheduler also adds an “edge finder” algorithm that improves the speed of finding solutions. By extending ILOG Solver algorithms and supplying templates for common scheduling problems (e.g., bottlenecks, conflicts and sequencing preferences), ILOG Scheduler further reduces the application development effort for programmers in a number of application domains. ILOG Scheduler has been used for resource allocation, personnel rostering, maintenance scheduling, labor-cost optimization and other finite-capacity problems in utilities, transportation, medical and manufacturing companies.

ILOG Configurator and JConfigurator are embeddable engines for customer relationship management (CRM) and/or web-based configuration applications. They are based on constraint programming applied to structured objects. A hierarchical, dynamic tree describes the taxonomy of component types with each component described by type, attributes, connection ports and constraints. Types, attributes and ports are constrained variables, and their domains represent the set of feasible values. For ports, a wildcard allows the description of extensible domains. ILOG Configurator allows automatic generation of a product either partially or completely, and the computation of an optimized configuration. ILOG Configurator’s capabilities are designed for online selling applications to enable optimized selections between buyers’ needs and current offerings.

ILOG Dispatcher is an optimization engine based on ILOG Solver for creating vehicle routing and personnel dispatching applications. ILOG Dispatcher brings specialized modeling and optimization technology to these types of transportation applications.

ILOG CPLEX is family of optimizers for solving linear, quadratic, mixed-integer linear and mixed-integer quadratic programming problems. The CPLEX component libraries are designed to allow developers to embed the CPLEX engine in their applications. These libraries include both the CPLEX Callable Library and ILOG Concert Technology. The CPLEX Callable Library uses a matrix-oriented problem representation and is available for C and Visual Basic programmers. Concert Technology is a set of modeling objects shared in common with ILOG Solver that allows C++ and Java programmers to represent their problems in a transparent algebraic form. The CPLEX Simplex Optimizers are implementations of the primal, dual and network simplex methods for linear and quadratic programming. The CPLEX Barrier Optimizer is based on a primal-dual predictor-corrector method and provides an alternative to the simplex methods for solving linear and quadratic programs. The CPLEX Mixed Integer Optimizer employs a branch-and-cut technique that provides solutions to mixed integer programs, both linear and quadratic. It includes the CPLEX presolve algorithm and cutting-plane strategies using Gomory mixed-integer, clique and cover, flow cover, GUB cover and implied bound cuts.

ILOG OPL Studio combines linear and constraint-based optimization methods in a single modeling language, allowing the user to identify the best approach for a particular application. This development framework includes an online model library, database connectivity tools, debugging tools and an automatic code generator within a graphical environment.

ILOG ODF (Optimization Development Framework), is an add-on to mySAP APO (Advanced Planner and Optimizer) supply chain solution, which allows end users to extend APO’s standard optimization capabilities and customize their applications to suit their individual requirements. With ILOG ODF, users build industry- and solution-specific cartridges that generate optimization extensions which connect to APO through APO’s standard integration mechanism, the SAP APO Optimization Extension Workbench (APX).

ILOG’s OEK (Optimization Extension Kit) provides an environment for Oracle APS users to create and use specific optimization modules within standard Oracle APS. These modules—called cartridges, provide plug and play integration with Oracle APS, and, combined with other ILOG products provide an extension environment for custom solutions.

Visualization Products

The Company currently markets user interface components, which in 2002 comprised approximately 29% of the Company’s revenues from license fees. The Company generates its license fees from a concentrated group of product families. As a result, any factor adversely affecting the license of any of these product families could have a material adverse effect on the Company. See “Item 3. Key Information—Risk Factors.”

ILOG JViews and Views are each a comprehensive data visualization and graphical environment providing components for structured two-dimensional graphics. They are used to solve a wide range of graphics problems in industrial and commercial environments and supplement the user interface toolkits that are provided by the various platforms to build the dialogs and menus (Windows, Motif, Swing), with graphical components and tools aimed to display and interact with application data in visually rich and meaningful contexts. They are suitable for building modeling, monitoring, and performance analysis displays in application domains such as business process management, business activity monitoring, fleet management, network supervision, C3I in defense, production planning and scheduling. These tools and components are designed to improve the efficiency of developing intuitive and interactive graphical user interfaces while maintaining customizability and integration capabilities. With these components, application data is displayed and manipulated visually, and in representations that end-users can easily comprehend.

The ILOG JViews Component Suite is a set of Java components (class library, JavaBeans, and graphical editors) for building visually rich, interactive web-based user interfaces. Developers use JViews to create web displays with data-aware graphics atop maps, data relationships in diagrams, real-time charts, schedule data in Gantt charts, and workflow displays. JViews includes a pre-built business process modeler that is embeddable into business process management applications, or other applications using flow modelers. JViews screen elements are customizable for specific application domains, work alongside existing Swing and HTML components, and can be used as either “power (Java) clients” or “thin web clients”. JViews integrates the current web standards including XML, SVG, and CSS.

ILOG Views is an enterprise class visualization toolkit used to develop advanced user interfaces for supervision applications. It provides a set of editors and C++ components consisting of interactive 2D graphics, maps, charts, Gantt charts, automatic graph arrangement and connections to data sources such as databases or XML. Views takes advantage of the rendering capabilities given by the underlying platform, such as Microsoft’s GDI+ (transparency, gradient, anti-aliasing). Views code is portable across Unix, Windows, and Linux platforms. To achieve full portability of the application user interface, Views provides a full set of portable widgets— buttons, menus, notebook—that comply with the look-and-feel of Windows and Motif. ILOG Views Maps and ILOG Data Access are add-on modules that facilitate the access to the main geographic data formats, and data sources and RDBMS. ILOG Views Charts adds real-time charting capabilities to Views.

ILOG Server is a C++ library that facilitates the implementation of distributed applications by sharing objects in real-time. Server provides high-level object-oriented modeling tools simplifying the implementation of business processes and integration services allowing the different components of an application to be shared in real-time in a coordinated manner. These characteristics enable it to solve system integration and business process operational problems.

ILOG DB-Link is a set of C++ libraries, which provide access to relational and object-relational data. DB-Link includes native support for DB2, Informix, Ingres, Oracle and Sybase on UNIX and Windows platforms, and supports Microsoft SQL Server, Centura SQL Base, and ODBC on PCs. The API of DB-Link is platform and database independent, allowing application code to be fully portable onto UNIX and Windows. It connects to O/RDBMS handling SQL statements, including proprietary extensions. It passes SQL requests from C++ applications to the O/RDBMS, and supports transaction management, data handling and access to data dictionaries.

ILOG JTGO is a suite of Java components that enables rapid development of visualization layers for Operations Support Systems (OSSs) in the telecommunication industry. Built as an extension to JViews, JTGO components provide data-driven user interfaces that produce graphics directly from business objects, and instant connectivity for business objects and back-end data via JavaBeans or XML. JTGO has a customizable look-and-feel for the display of network and service data. Based on business logic, data can be represented in different views: network, equipment, table or tree, which come with navigation services for sorting, filtering and layout. JTGO provides turnkey support for inventory data, QoS indicators, faults, CDR and IPDR. Its information environment is fully compliant with various telecommunication industry standards including ITU, OSI, Bellcore, SONET, SNMP and OSS/J. JTGO applications are deployed in various formats, including Java stand-alone applications, Java applets or Web-enabled user interfaces.

Rules Products

The ILOG JRules and Rules components, which comprised approximately 29% of the Company’s license revenues in 2002, is a business rule engine and business rule management system. JRules and Rules provide an environment for building and managing enterprise-wide business rule applications in Java and C++. They share a common set of tools known as the Rule Kit which includes: (i) Rule Builder, an integrated development environment for developing and debugging business rule applications; (ii) Business Rule Language, a customizable and extensible business rule language, placing business rule definition in the hands of the user; and (iii) Rule Editor, adaptable web-enabled and JavaBean components that can be embedded in applications.

JRules contains a Business Rule Repository, which is a centralized location for storing business rules and all related information can be customized and is designed to work with an organization’s unique business rule requirements. JRules also provides event management features that allow users to create rules for detecting complex time-oriented patterns within flows of events. JRules is embeddable within Web Services on the major application server platforms.

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

Customers and Applications

As of September 30, 2002, ILOG components are under license by over 2,000 customers, including 375 ISVs and/or OEMs, for development and/or deployment in a wide range of applications described below.

Manufacturing	Communications	Aerospace and Defense

Supervision and Data Visualization

•  Equipment performance analysis
•  Geographic information systems
•  Process monitoring and control
•  Quality analysis

Resource Optimization

•  Equipment configuration and diagnostics
•  Logistics and distribution planning
•  Manpower planning and crew scheduling
•  Production line scheduling

Production Planning

•  Supply chain logistics
•  Warehouse management

Network and Systems Management

•  Network visualization
•  Configuration management
•  Fault management
•  Performance management
•  Security management

Service Management

•  Dynamic tariff policy management
•  On-demand service provisioning
•  Flexible invoicing

Network Planning

•  Economic analysis
•  Ground and space equipment scheduling
•  Satellite mission planning
•  Network modeling

Command, Control,
Communications and
Intelligence (C3I) systems

•  Data fusion
•  Geographic information systems
•  Image processing
•  Logistics mapping

Process Monitoring

•  Data flow monitoring
•  Radar visualization
•  Test bench monitoring simulation
•  Capability analysis
•  Flight simulators
•  Scenario analysis

Resource Allocation and
Optimization

•  Frequency and bandwidth allocation
•  Mission planning
•  On-board resource scheduling
•  Payload optimization
•  Supply chain logistics

Transportation	Finance	E-Business

Resource Optimization

•  Airport counter, gate and belt allocation
•  Command and control
•  Crew allocation
•  Distribution planning
•  Equipment scheduling
•  Fleet management
•  Maintenance planning and scheduling
•  Timetabling
•  Traffic planning
•  Warehouse management

Supervision & Data Visualization

•  Geographic information systems
•  Traffic monitoring
•  Vehicle tracking systems
•  Security

•  Online investment management
•  Online lending
•  Online trading
•  Online financial planning & advisory services
•  Web personalization
•  Portfolio management & optimization
•  Risk management
•  Automated trading
•  Order generation & management
•  Loan configuration
•  Underwriting
•  Claims processing
•  Straight-through-processing
•  Customer care & billing
• CRM • e-Commerce • e-Fulfillment • E-Procurement • E-Travel • Self-service websites • Web personalization • Business Process Management • Business Activity Management

Sales and Marketing

The Company derives its revenues from the sale of development licenses to application developers and from royalties or deployment licenses once applications are developed and deployed and related services. Revenues from license fees and services represented 64% and 36%, respectively, of the Company’s total revenues in 2002. Services revenue consist of consulting to facilitate the adoption of the Company’s products, maintenance and customer training. Maintenance, consulting and training accounted for 21%, 13% and 2%, respectively, of the Company’s total revenues in 2002.

Total revenues increased to $82.7 million in 2002 from $79.6 million in 2001, and from $71.8 million in 2000, representing increases of 4% and 11% over the respective previous years. The growth in 2002 reflects the market success of the Rules product line for business process applications and the impact of the growing installed base of licenses on maintenance revenue, offset by the lower spending of the communications industry. The rate of growth in 2001 reflected the transition of the Company’s channels of distribution from end users to ISVs, which have a longer selling cycle, and the impact of slower spending by communications industry customers in the latter part of 2001.

During 2002, 2001 and 2000, revenues generated from customers in North America totaled approximately $37.4 million, $36.7 million and $32.4 million; in Europe $37.3 million, $34.2 million and $32.7 million; and in Asia $8.0 million, $8.7 million and $6.7 million; respectively. The 9% increase in European revenues and the 2% growth in North American revenues in 2002 over 2001 reflects difficulties in the telecommunications and supply chain management sectors affecting the United States more than Europe. The 12% growth in North American revenues and the 4% increase in European revenues in 2001 over 2000 reflected a lower euro exchange rate and the transition of the Company’s channel of distribution from end users to ISVs, which have a greater proportion located in North America, combined with the general strength of the internet driven economy in the U.S. in the first part of 2001. The 8% decrease in Asia in 2002 over 2001 reflects the difficult economic conditions in Asia, after the 31% increase in 2001 over 2000 following the establishment of the Company’s Japanese operations.

ILOG markets and sells its products worldwide principally through its direct sales force, system integrators, VARs, ISVs and OEMs to two types of customers: end users and solution providers, which integrate the components into specific software applications or as system enhancements.

The Company has sales offices and/or subsidiaries in France, U.S., China, Germany, Japan, Singapore, Spain and U.K. Similar to many companies in the software industry with significant sales outside of the U.S., the Company generally realizes lower revenues in the quarter ending September 30th, compared to the immediately preceding quarter due primarily to reduced economic activity in Europe in the summer months.

The sales organization includes field sales representatives, who bear primary responsibility for customer relationships; field sales engineers, who answer technical questions, perform demonstrations and develop prototypes or proof-of-concept projects for customers and inside telesales representatives. Due to the strategic nature of ILOG products, potential customers typically conduct extensive evaluations of the available technologies before making product acquisition decisions. Common objectives of these evaluations are to determine the degree of leverage provided by purchasing ILOG products versus rewriting their salient features. Consequently, ILOG’s sales cycle is generally three to six months or more and varies substantially from customer to customer.

A prospective customer typically has a specific strategic need for one or more specialized software applications to help it gain a competitive advantage in its market, as well as adequate technical expertise and resources in-house to support a software development effort to meet that need. During the evaluation period, meetings involving ILOG’s field sales and technical staff are typically conducted at the customer’s site and at ILOG’s offices. Upon completion of the evaluation, the customer may purchase one or more development licenses for ILOG products, as well as associated training courses, consulting services and product maintenance.

There is no advance guarantee that any particular customer’s application development process will be successful and will ever yield deployment license revenues to ILOG.

An important part of ILOG’s sales strategy is the cultivation of indirect sales channels. Of the approximately 2,000 ILOG customers, 375 are ISVs and/or OEMs that develop and resell software based on ILOG technologies. In 2002, 43% of the Company’s license revenues were from ISVs and/or OEMs. The Company also sells through systems integrators and VARs, and distributors in Europe, Asia and South America. Substantially all of the Company’s indirect sales channels add significant value to the product in the form of application development, integration with other software and/or hardware products, consulting and/or training.

The Company markets its products and services through its three worldwide business divisions that serve the Company’s core industry segments. The Company also has a business division dedicated to direct selling through the telephone and internet in support of the three market-focused divisions. Their structure is designed to bring the Company close to customers, foster more repeat sales, improve profitability and develop opportunities within the electronic commerce arena.

The three market-focused divisions handle industry marketing, sales, consulting and some product development. Their charter is to meet and anticipate customer needs while maintaining a tight industry focus. These business divisions are Industry Solutions (“ISD”), Value Chain Management (“VCM”) and Communications (“COM”).

The Industry Solutions Division (“ISD”) focuses on the e-commerce, finance, transportation and defense industries. The Value Chain Management Business Division (“VCM”) is focused on enterprise resource planning (ERP), and supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Communications Business Division (“COM”) is dedicated to the web-enabled network management, and customer management, service and billing.

The ILOG Direct Division is a direct sales organization with the mission of delivering products from orders received via the telephone and the internet to customers not requiring consulting, personal account management or product customization.

ILOG’s software is typically shipped to customers promptly upon receipt of an order and the execution of a license agreement. Consequently, ILOG seldom experiences a material backlog of unfulfilled orders, and does not consider backlog to be a meaningful indicator of future performance. See “Item 5. Operating and Financial Review and Prospects.”

Marketing and selling expenses increased to $44.6 million in 2002 from $41.0 million in 2001 and from $35.6 million in 2000, representing 54%, 51% and 50% of total revenues, respectively. The increase of marketing and selling expenses as a percentage of total revenues over the last three years is attributable to the worldwide expansion of the Company’s marketing and selling organization with a growth of the headcount from 199 at June 30, 1999 to 270 at June 30, 2002. The increase in headcount resulted primarily from organizational growth in the U.S. focused on sales to end users in the financial services sector.

Research and Development

The Company has committed, and expects to continue to commit in the future, substantial resources to research and development. During 2002, 2001 and 2000, net research and development expenses were $15.3 million, $14.8 million, and $12.2 million, respectively. Gross research and development expenses before the offsets of funding provided by the European Union and agencies of the French government were $16.0 million, $15.6 million, and $13.1 million in 2002, 2001 and 2000, respectively.

Since its inception, the Company has maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, who tend to focus on tight math oriented code. This ILOG culture has arisen from fifteen years of day-to-day development, algorithmic optimization and object oriented design. The Company’s engineers work with customers to ensure that the customer’s problem is solved efficiently. The Company’s engineers also interact closely with the scientific and academic communities, which the Company believes is the best way to obtain and maintain high performance algorithms. See “Item 3. Key Information—Risk Factors—“If the Company is unable to meet evolving market conditions or customer requirements, its business, operating results and financial condition could be materially adversely affected”.”

Competition

The Company’s present direct competitors include a number of private and public companies such as Computer Associates, Cosytech, Dash Associates, Fair Isaac, Haley, IBM, Loox Software, Pegasystems, SL Corporation and Tom Sawyer. The Company also competes with companies that provide packaged software with respect to specific applications. In addition, virtually all of the Company’s customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing the Company’s current or proposed components. This would eliminate their need for the Company’s services and components and limit future opportunities for the Company. The Company therefore is required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products. The Company expects to face additional competition from other established and emerging companies if the market for its components continues to develop and expand. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company’s current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by the Company’s products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company’s business, operating results and financial condition. There can be no assurance that the Company will be able to maintain prices for its products at levels that will enable the Company to market its products profitably. Any decrease in prices, as a result of competition or otherwise, could have a material adverse effect on the Company’s business, operating results and financial condition.

Some of the Company’s current, and many of the Company’s potential competitors have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings and a larger installed base of customers than the Company. In addition, the Company’s current and potential competitors may have well-established relationships with current and potential customers of the Company. As a result, such competitors may be able to devote greater resources to the development, promotion and sale of their products, may have more direct access to corporate decision-makers based on previous relationships and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on its business, operating results and financial condition.

Intellectual Property and Other Proprietary Rights

The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the

Company licenses its software pursuant to signed license agreements and, “shrink-wrap” licenses included in product packaging, which impose certain restrictions on the licensee’s ability to use the software. In addition, the Company seeks to avoid disclosure of its trade secrets, including requiring those persons with access to the Company’s proprietary information to execute confidentiality agreements with the Company and restricting access to the Company’s source codes. The Company seeks to protect its software, documentation and other written materials under the laws relating to trade secrets and copyright, which afford only limited protection. The Company has one pending patent application. See “Item 3. Key Information—Risk Factors—“Patent infringement disputes could result in significant expense to the Company and divert technical and management personnel” and “The Company is heavily dependent on its proprietary technology. There can be no assurance that the Company’s means of protecting its proprietary rights will be adequate or that its competitors will not develop similar technology”.”

C.    Organizational Structure

The Company has the following wholly owned subsidiaries: ILOG, Inc., ILOG Limited, ILOG GmbH, ILOG SA, the ILOG(S) (Pte) Ltd and ILOG KK, which operate in the United States, United Kingdom, Germany, Spain, Singapore and Japan, respectively.

D.    Property, Plant and Equipment

The Company’s corporate headquarters are located in Gentilly, France, a suburb of Paris, in premises consisting of approximately 62,000 square feet under leases expiring from 2003 to 2009. The Company maintains a research and development facility in Sophia-Antipolis, in the south of France, in premises consisting of approximately 12,000 square feet under leases expiring from 2005 to 2010. The Company has its U.S. headquarters in Mountain View, California in premises consisting of approximately 36,000 square feet under a lease expiring in 2007. The Company maintains a sales office and research and development facility in Incline Village, Nevada, in premises consisting of approximately 5,000 square feet under a lease expiring in 2007, and leased sales offices in Arlington, Virginia; Bingham Farms, Michigan; and Southborough, Massachusetts with approximately 13,000 square feet in aggregate. In addition, the Company maintains leased sales and customer support offices in Bracknell, near London, England; in Bad Homburg, near Frankfurt, Germany; in Madrid, Spain; in Singapore; in Beijing, China; and in Tokyo, Japan, with approximately 33,000 square feet in aggregate.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis should be read together with the Company’s consolidated financial statements and the notes to those statements included elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements based on the Company’s current expectations, assumptions, estimates, and projections about ILOG. These forward-looking statements involve risks and uncertainties. ILOG’s actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described in “Item 3. Key Information—Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Overview

ILOG develops, markets and supports software components for visual interface, resource optimization and business rules functions that are fundamental to the development of strategic business applications by creating pre-built and pre-tested software components to address these common software functions.

Revenue Recognition

ILOG enters into arrangements for the sale of (1) licenses of software products; (2) related annual maintenance contracts; and (3) consulting and training services.

For each software license arrangement, ILOG determines whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.

ILOG recognizes maintenance revenue ratably over the term of the maintenance contract, which is usually one year.

In all cases of consulting and training services, ILOG assesses whether this element of the arrangement is essential to the functionality of the other elements of the arrangement. When consulting services are considered essential or the arrangement involves customization or modification of the software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting. For those arrangements for which ILOG has concluded that the consulting service element is not essential to the other elements of the arrangement, ILOG determines whether the consulting services are available from other vendors, do not involve a significant degree of risk or unique acceptance criteria, and whether ILOG has sufficient experience in providing the service to be able to separately account for the services. When the consulting service qualifies for separate accounting, ILOG uses the separate prices stated within the consulting contract for the consulting which correspond to vendor specific objective evidence of fair value for the services. Revenue allocable to consulting and training services is recognized as the services are performed.

ILOG generates a significant portion of its revenues and incurs a significant portion of its expenses in certain currencies other than the U.S. dollar, primarily the euro, British pounds sterling, Singapore dollars, and the Japanese yen. Accordingly, ILOG’s results of operations are affected by exchange rate fluctuations of the U.S. dollar relative to these currencies. However, the net impact of exchange rate fluctuations on operating income has been low as the variance in translated revenue is primarily offset by a variance in operating expenses. See notes 1 and 3 to the Consolidated Financial Statements.

As with many software companies, ILOG experiences seasonality in its business, with revenues generally lower in the first quarter of each fiscal year due to the reduced economic activity in Europe during the summer months.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to application of the Company’s revenue recognition policy, allowance for uncollectible accounts receivable, useful lives for property and equipment and intangibles, employee benefits, and taxes. Actual results could differ from those estimates.

Critical Accounting Policies

Revenue Recognition

ILOG’s revenue recognition policy, as described above, is significant because revenue is a key component of the Company’s results from operations. In addition, revenue recognition determines the timing of certain expenses, such as incentive compensation. ILOG follows very specific and detailed guidelines in measuring revenue; however, certain judgments and estimates affect the application of the revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause operating results to vary significantly from quarter to quarter and could result in future operating losses.

Allowance for Doubtful Accounts

ILOG records provisions for allowance for doubtful accounts as part of general and administrative expenses. These provisions, which are netted against accounts receivable on the consolidated balance sheets, totaled

$0.7 million and $1.1 million at June 30, 2002 and 2001, respectively. These estimates are based on bad debt write-off experience, analysis of credit information, specific identification of probable bad debts based on collection efforts, aging of accounts receivable and other known factors. Actual results could differ from those estimates.

A.    Operating Results

The following table sets forth certain items from the Company’s consolidated income statement as a percentage of total revenues for the periods indicated:

	Year Ended June 30,
	2002	2001	2000
Revenues:
License fees	64%	66%	65%
Services	36	34	35

Total revenues	100	100	100

Cost of revenues:
License fees	1	2	1
Services	15	17	19

Total cost of revenues	17	18	20

Gross margin	83	82	80

Operating expenses:
Marketing and selling	54	51	50
Research and development	18	19	17
General and administrative	10	11	11
Write-off of acquired intangibles	—	—	1

Total operating expenses	82	81	79

Income from operations	1	1	1
Net interest income (expense), income taxes and other	—	—	1

Net income	1%	1%	2%

Revenues

Total revenues increased to $82.7 million in 2002 from $79.6 million in 2001, and from $71.8 million in 2000, representing increases of 4% and 11% over the respective previous years. The growth in 2002 reflects the market success of the Rules product line for business process applications and the impact of the growing installed base of licenses on maintenance revenue, offset by the lower spending of the communications industry. The rate of growth in 2001 reflected the transition of the Company’s channels of distribution from end users to ISVs, which have a longer selling cycle, and the impact of slower spending by communications industry customers in the latter part of 2001.

During 2002, 2001 and 2000, revenues generated from customers in North America totaled approximately $37.4 million, $36.7 million and $32.4 million; in Europe $37.3 million, $34.2 million and $32.7 million; and in Asia $8.0 million, $8.7 million and $6.7 million; in each case, respectively. The 9% increase in European revenues and the 2% growth in North American revenues in 2002 over 2001 reflects difficulties in the telecommunications and supply chain management sectors affecting the United States more than Europe. The 12% growth in North American revenues and the 4% increase in European revenues in 2001 over 2000 reflected a lower euro exchange rate and the transition of the Company’s channel of distribution from end users to ISVs, which have a greater proportion located in North America, combined with the general strength of the internet driven economy in the U.S. in the first part of 2001. The 8% decrease in Asia in 2002 over 2001 reflects the difficult economic conditions in Asia, after the 31% increase in 2001 over 2000 following the establishment of the Company’s Japanese operations.

In 2002, 2001 and 2000 SAP A.G. accounted for 11%, 9% and 10% of total revenues, respectively. In 2002 the next four largest customers accounted for approximately 8% of total revenues, and the next five largest accounted for approximately 6% of revenues. Revenues from a single customer in a particular quarter can materially affect the Company’s revenues and operating results for such period. For a discussion of revenues received from certain related parties, see “Item 7. Major Shareholders and Related Party Transactions.”

License Fees.    Revenues from license fees increased to $53.2 million in 2002 from $52.3 million in 2001, and from $46.8 million in 2000, representing increases of 2% and 12%, respectively. The 2% increase mainly reflects the success of the Rules product in the market place while Optimization and Visualization revenues eased due to tough business conditions facing ILOG’s ISV partners in both the supply chain management and communications markets. During this period, the Company was generally able to maintain the price levels of its products. In 2001, the license revenue increase reflected the growing market acceptance of the Company’s products but was however starting to show the weakening economic conditions of the communications industry.

Services.    Revenues from services consist of maintenance, consulting and training. Consulting and training services are billed on a time basis or occasionally on a fixed price basis. Maintenance services are typically available at an annual fee of 15% of the standard software list price. Payments related to maintenance contracts are generally received in advance with revenues deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Revenues from services increased to $29.5 million in 2002 from $27.3 million in 2001, compared to $25.0 million in 2000. This represented increases of 8% and 9%, over the respective prior years. Maintenance revenues for the years ended June 30, 2002, 2001 and 2000 constituted 59%, 50% and 45% of services revenues, respectively. The services revenue growth in 2002 is derived from a 29% increase in maintenance revenues from the growing installed base of ILOG licenses, while consulting and training revenues decreased by 13% reflecting weaker economic conditions and reduced customer needs corresponding to the product mix shift into Rules applications which are less demanding of consulting and training services. The services revenue growth in 2001 was derived from a 21% increase in maintenance revenues from the growing installed base of ILOG licenses, while consulting and training revenues increased by 4% in that year.

Services revenues and costs, as reported, reflect the implementation of a new Financial Accounting Standards Board rule, Staff Announcement Topic D-103 “Income Statement Characterization of Reimbursement Received for “Out-of-Pocket” Expenses Incurred”, which requires the inclusion of reimbursable expenses in both service revenues and costs. Previously, reimbursable expenses were not reported as revenues and costs. This change increased both services revenues and costs by $0.5 million for each of the years ended June 30, 2002, 2001 and 2000. The Company’s adoption of this rule does not and will not affect earnings in any past or future periods.

Gross Margin

The following table sets forth the gross margin for both categories of revenues for 2002, 2001 and 2000:

	Year Ended June 30,
	2002	2001	2000
Gross Margin:
License fees	98%	98%	98%
Services	57	52	46

Total revenues	83%	82%	80%

License Fees.    The Company’s gross margin for license fees is currently affected by the pricing of its products as it relates to royalties, documentation and packaging costs. Cost of license fees, consisting primarily of royalties to third parties, documentation, packaging and freight expenses, decreased to $1.2 million in 2002 from $1.3 million in 2001 and $1.1 million in 2000, representing 2% of revenues from license fees for each of the past three years. In the event the Company significantly increases the incorporation of third-party technology in its products, the payment of royalties may have the effect of lowering gross margins.

Services.    The Company’s gross margin for services is primarily impacted by the mix of maintenance, consulting and training revenues. Maintenance revenues for years ended June 30, 2002, 2001 and 2000 constituted 59%, 50% and 45% of service revenues, respectively. The services gross margin increased to 57% in 2002, from 52% in 2001 and 46% in 2000, reflecting the increase of higher margin maintenance revenues and an improvement of the margin in consulting and training. The margins for years ended June 30, 2002, 2001 and 2000 were 82%, 87% and 80% for maintenance revenues, and 20%, 17% and 18%, respectively for consulting and training services. Cost of services, consisting primarily of employee-related expenses, decreased to $12.8 million in 2002 from $13.2 million in 2001 and $13.6 million in 2000. The need for consulting and training services by the Company’s customers to facilitate their adoption of the Company’s products and the Company’s ability to satisfy the demand for such services frequently has a direct impact on the Company’s ability to generate license fees.

Operating Expenses

Marketing and Selling.    Marketing and selling expenses consist primarily of salaries and other payroll related expenses, incentive compensation, promotional marketing activities, customer pre-sales technical support and overhead costs relating to occupancy. Marketing and selling expenses increased to $44.6 million in 2002 from $41.0 million in 2001 and from $35.6 million in 2000, representing 54%, 51% and 50% of total revenues, respectively. The increase of marketing and selling expenses as a percentage of total revenues over the last three years is attributable to the worldwide expansion of the Company’s marketing and selling organization with a growth of the headcount from 199 at June 30, 1999 to 270 at June 30, 2002. The increase in headcount resulted primarily from organizational growth in the U.S. focused on sales to end users in the financial services sector.

Research and Development.    Research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union in the form of grants, to reduce the cost to the Company of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken and the related expenses are incurred. The following table sets forth research and development expenses and the amounts of government funding for 2002, 2001 and 2000:

	Year Ended June 30,
	2002	2001	2000
	(In thousands)
Gross research and development expenses	$16,046	$15,628	$13,075
Less government funding	(757)	(824)	(880)

Research and development expense, net of funding	$15,289	$14,804	$12,195

Research and development expenses increased to $15.3 million in 2002 from $14.8 million in 2001 and from $12.2 million in 2000, representing 18%, 19% and 17% of total revenues, respectively. The increases in research and development expenses were due to staffing growth and the further enhancement of JRules for the business process marketplace. From June 30, 1999 to June 30, 2002 research and development staffing increased from 106 to 142. The Company has not capitalized any software development costs and all research and development costs have been expensed as incurred.

General and Administrative.    General and administrative expenses consist primarily of personnel and related overhead costs for finance and general management. General and administrative expenses decreased to $7.9 million in 2002 from $8.7 million in 2001 as compared to $8.1 million in 2000, representing 10%, 11% and 11% of total revenues, respectively. The decrease in general and administrative expenses reflects expense restraint and lower bad debt allowance expense as a result of an improvement in accounts receivable quality. From June 30, 1999 to June 30, 2002, the number of the Company’s employees engaged in general and administrative functions increased from 57 to 73.

Write-off of Acquired Intangible Assets.

Write-off of acquired intangible assets of $0.3 million in 2000 relates to trademarks acquired in 1997.

Interest Income and Other

Net interest income and other totaled $0.7, $1.0 and $0.8 million, in 2002, 2001 and 2000, respectively. Net interest income and other includes exchange gains and net interest income.

Segments

ILOG in 2000, 2001 and 2002 was organized into three divisions, each operating in different markets. They each handle industry marketing, sales, consulting and some product development. The Industry Solutions Division (“ISD”) focuses on the e-commerce, finance, transportation and defense industries. The Value Chain Management Business Division (“VCM”) is focused on enterprise resource planning (ERP), and supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Communications Business Division (“COM”) is dedicated to the web-enabled network management, and customer management, service and billing. “Corporate & other” includes segments which do not meet the quantitative threshold for determining reportable segments, corporate overhead and other expenses which are not allocated to reportable segments. The Company evaluates performance and allocates resources based on segment revenues and operating results. There are no intersegment sales.

The following table sets forth segment revenue and income from operations for 2002, 2001 and 2000:

	Revenues			Income (loss) from Operations
	2002	2001	2000	2002	2001	2000
	(In thousands)
Industry Solutions Division (ISD)	$33,431	$25,545	$23,911	$5,572	$2,897	$2,101
Value Chain Management (VCM)	24,766	25,196	19,925	6,459	6,580	3,617
Communications (COM)	15,185	18,250	20,422	(1,162)	(888)	1,337
Corporate & Other	9,271	10,635	7,577	(9,973)	(7,871)	(6,103)

	$82,653	$79,626	$71,835	$896	$718	$952

The growth of the ISD division’s e-commerce, finance, transportation and defense industry revenues to $33.4 million in 2002 from $25.5 million in 2001 and $23.9 million in 2000 reflects the Company’s penetration in 2002 of the finance sector market place, where previously it had minimal presence. This is predominantly a result of the competitive success of the Company’s business rules product line, which also generated cross-selling opportunities for other ILOG products. This revenue growth resulted in the profitability of this segment increasing to $5.6 million in 2002 from $2.9 million in 2001 and $2.1 million in 2000.

The value chain market revenues decreased to $24.8 million in 2002 from $25.2 million in 2001, compared to $19.9 million in 2000. The revenue level in 2002 compared to 2001 reflects a lower royalty flow from ISVs offset by increased end user business. The 27% revenue increase in 2001 over 2000 reflects demand for the

Company’s optimization products by ISVs during a period of strong economic activity. As a result, in this segment, profits of $6.5 million in 2002 compared to $6.6 million in 2001 and $3.6 million in 2000 were generated.

The decline in the communications market revenues in 2002 to $15.2 million from $18.3 million in 2001 and $20.4 million in 2000, reflects the significant slow-down in spending by the telecommunications industry since mid-2001. As a result, in this segment a loss of $1.2 million in 2002 was incurred compared to a loss of $0.9 million in 2001 and a profit of $1.3 million in 2000.

Other revenues, which predominantly are from Asia, decreased to $9.3 million in 2002 from $10.6 million in 2001, due to the economic difficulties in this region in 2002. This decrease follows an increase from $7.6 million in 2000 due to revenue growth in Japan. The operating loss for the corporate and other segment increased from $6.1 million in 2000 to $7.9 million in 2001 and to $10.0 million in 2002 as a result of lower revenues in 2002 and increased spending in marketing and research and development in 2001 over 2000.

In October 2002, as a result of changes in the market place for its products, the Company reorganized its revenue generating activities from being along market segment lines to the geographic regions of Americas, Europe and Asia, with the goal of improving sales execution efficiency and productivity. No significant change in operating costs is anticipated from this change.

Currency Fluctuations

The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the U.S. dollar, the financial reporting currency. A significant portion of the Company’s revenues and expenses are denominated in euros, and the remainder in U.S. dollars and other currencies. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on non-U.S. dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in the Company’s statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results.

Under the Company’s accounting policy for foreign currency translation, the results of the Company and each of its subsidiaries are measured in the currency in which that entity primarily conducts its business (the functional currency). The functional currencies of the Company and its subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at weighted average exchange rates of the year. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income (loss). The net exchange gains for 2002, 2001 and 2000 were $0.2, $0.6 and $0.7 million, respectively. These amounts represent both realized and unrealized gains or losses from transactions or balance sheet items.

In 2002 the Company started hedging its currency exposures in order to mitigate the effect of changing exchange rates on the Company’s earnings per share and derived a gain of approximately $0.5 million from such hedging activities. See Note 3 of Notes to Consolidated Financial Statements. These transactions can be considered as hedges in economic terms but the required conditions for hedge accounting (FAS 133) were not met. In the Company’s case the hedging instruments and the hedged item were reported independently as if there were no hedging arrangements, thus the derivatives are initially recorded at cost including transaction costs, and reported at fair value, with changes in fair value included in foreign exchange gain (loss). The Company generally limits the use of hedge accounting for certain significant transactions. Consequently, as at June 30, 2002, the Company had no fair value hedges, cash flow hedges or hedges of net investment in a foreign entity that meet the strict requirements to qualify for hedge accounting under FAS 133.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), “Accounting for Income Taxes.”

Income tax expense in 2002, 2001 and 2000 was $0.8 million, $0.8 million and $0.6 million, respectively, reflecting tax charges in certain European and Asian sales subsidiaries that were profitable on a tax basis in those years.

At June 30, 2002, the Company had net operating loss carryforwards from various tax jurisdictions of approximately $69.4 million, of which $25.0 million and $2.7 million were in France and the U.K., respectively, with no expiration date and $41.7 million were in the U.S. expiring between 2003 and 2022 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

As of June 30, 2002, a valuation allowance of $26.9 million had been provided against total deferred tax assets of $26.9 million (which consists primarily of the tax benefit of net operating loss carryforwards.

B.    Liquidity and Capital Resources

Over the last three years, the Company has financed its operations and investments in property and capital equipment through cash from operations and the issuance of equity securities to employees under the Company’s stock purchase plans.

The Company’s operating activities provided $9.7 million and $4.9 million in 2002 and 2001, respectively, and used $2.5 million in 2000 of which: $0.8 million, $0.9 million and $1.2 million was provided by net income; $3.2 million, $2.1 million and $2.2 million by depreciation and amortization in 2002, 2001 and 2000, respectively; and working capital changes provided $5.7 million and $1.9 million in 2002 and 2001, respectively, and used $5.9 million in 2000.

The Company’s investing activities have consisted primarily of expenditure on fixed assets, which totaled $2.2 million, $4.8 million and $1.5 million in 2002, 2001 and 2000, respectively. Capital expenditure in 2003 is expected to approximate $3 million. As of June 30, 2002 fixed assets were located in the United States, France, rest of Europe and Asia with net book values of $3.4 million, $2.6 million, $0.4 million and $0.5 million, respectively. The Company’s fixed assets are generally unencumbered.

The Company’s financing activities used $0.3 million in 2002 and provided $2.9 million and $4.8 million in 2001 and 2000, respectively, of which $3.3 million, $5.3 million and $6.3 million was provided from the issuance of shares under employee stock option and stock purchase plans, and $3.6 million, $2.4 million and $1.5 million in 2002, 2001 and 2000, respectively, was used to repay loans and capitalized lease obligations.

As of June 30, 2002 and 2001, the Company had cash and cash equivalents of $31.4 million and $20.9 million, respectively, and working capital of $29.1 million and $20.9 million, respectively. The net cash increase of $10.5 million in 2002 was primarily due to income from operations of $0.8 million, depreciation and amortization of $3.2 million, a reduction in accounts receivable of $3.1 million, an increase in deferred revenue of $2.5 million, a stronger euro providing $3.3 million and proceeds from issuance of shares under employee benefit plans of $3.3 million, less capital expenditure of $2.2 million and repayment of debt of $3.6 million.

Accounts receivable, net of the allowance for doubtful accounts, decreased to $19.2 million at June 30, 2002 from $22.2 million at June 30, 2001 due to improved collections of accounts receivables. The allowance for doubtful accounts decreased to $0.7 million at June 30, 2002 from $1.1 million at June 30, 2001 due to the improved quality of accounts receivables.

The following table sets forth contracted payment obligations for the fiscal years indicated:

	Total	2003	2004-2006	2007-2008	2009-2010
Operating leases	13,348	3,698	7,598	1,893	159
Capitalized lease obligations	804	454	350	—	—

See Notes 5 and 10 to Consolidated Financial Statements for more information on the above obligations.

The Company has a line of credit with a U.S. bank secured on its U.S. accounts receivable that allows for a maximum borrowing of $3 million, subject to certain covenants. The line of credit matures on November 9, 2002 and bears interest at the bank’s prime rate plus 1.5% which at June 30, 2002 corresponded to 6.25%. As of June 30, 2002 the Company had no borrowings against this facility.

While operating activities may provide cash in certain periods, the Company anticipates that possible losses and investing activities will use cash and, consequently, such losses and investing activities may require the Company to obtain additional sources of financing. However, the Company believes it currently has sufficient working capital to meet its present requirements.

C.    Research and Development, Patents and Licenses

The Company has committed, and expects to continue to commit in the future, resources to research and development. During 2002, 2001 and 2000, net research and development expenses were $15.3 million, $14.8 million and $12.2 million, respectively. Gross research and development expenses before the offsets of funding provided by the European Union and agencies of the French government were $16.0 million, $15.6 million and $13.1 million in 2002, 2001 and 2000, respectively.

Since its inception, the Company has maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, who tend to focus on tight math oriented code. This ILOG culture has arisen from fifteen years of day-to-day development, algorithmic optimization and object oriented design. The Company’s engineers work with customers to ensure that the customer’s problem is solved efficiently. The Company’s engineers also interact closely with the scientific and academic communities, which the Company believes is the best way to obtain and maintain high performance algorithms.

The Company’s future success will depend in large part on its ability to improve its current technologies and to acquire, develop and market new products and product enhancements that address these changing market requirements on a timely basis. There can be no assurance that the Company will be successful in acquiring, developing and marketing new products or product enhancements, that the Company will not experience difficulties that delay or prevent the successful acquisition, development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market requirements and achieve market acceptance. As is customary in the software industry, the Company has in the past experienced delays in the introduction of new products and features, and may experience such delays in the future. If the Company is unable, for technological or other reasons, to integrate acquired products, develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company’s business, operating results and financial condition would be materially adversely affected.

D.    Trend Information

The Company sells its products and services to software developers in a number of different market places. During 2002, revenues were derived from finance, transportation and defense sectors; the value chain software market; the communications industry; and other sectors encompassing Asia, which accounted for 40%, 30%, 18% and 12% of revenues, respectively, compared to 32%, 32%, 23% and 13%, respectively, in 2001.

The growth of the finance, transportation and defense sectors revenue to $33.4 million in 2002, from $25.5 million in 2001, reflects the success of ILOG’s enterprise-class business rules management software to provide a platform for business process re-engineering initiatives, particularly straight-through processing (STP) projects for the banks, securities firms and insurance companies. This trend is expected to continue.

Revenue from ILOG’s Value Chain Management division remained level at $25.2 million in 2001 compared to $24.8 million in 2002 reflecting a lower royalty flow from ISVs due to general economic weakness in the supply chain sector, offset by increased end user business. Some of the increased end user business is being fueled by the emergence of aftermarket opportunities for ILOG products with end users who have recently installed optimization systems from one of ILOG’s major supply chain planning ISV partners. This trend is expected to continue.

The decline in the communications market revenues in 2002 to $15.2 million from $18.3 million in 2001 reflects the over capacity and general business conditions prevalent in this sector for the last year and a half. This sector is not expected to return to its historic levels in 2003.

Other revenues, which predominantly are from Asia, decreased in 2002 to $9.3 million from $10.6 million in 2001 due to general economic weakness in that region, but especially in Japan. This trend is expected to continue, except in China where the Company has recently opened an office in Beijing to take advantage of demand from local telecommunication equipment manufacturers.

Since 2001, in view of general economic and business conditions, the Company has limited employee recruitment and thus, expense growth. This is expected to continue until signs of business strength re-emerge. In the latter part of 2002 the euro strengthened by approximately 10%. This has resulted in increased expenses in terms of U.S. dollars for fiscal 2003 to date by approximately 5%, given that 48% of the Company’s expenses are incurred in euros.

In October 2002, as a result of changes in the market place for its products, the Company reorganized its revenue generating activities from being along market segment lines to the geographic regions of Americas, Europe and Asia, with the goal of improving sales execution efficiency and productivity. No significant change in operating costs is anticipated from this change.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

In accordance with French law governing a société anonyme, the Company’s affairs are managed by its Board of Directors and by its Chairman and Chief Executive Officer, who has full executive authority to manage the affairs of the Company. The Chairman and Chief Executive Officer, under French law, has the broadest powers to act on behalf of ILOG and to represent ILOG in dealings with third parties, subject only to those powers expressly reserved by law to the Board of Directors or general shareholders meetings. The Chairman and Chief Executive Officer is in charge of implementing the goals, strategies and budgets of ILOG, which are determined by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. French company Law of May 15, 2001, gives to the Board of Directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons (the Chairman of the Board and another natural person bearing the title of Chief Executive Officer, or “Directeur Général”). The Company adopted a resolution to amend its statuts to this effect at the general shareholders’ meeting held on December 18, 2001. Pursuant to French law and the Company’s statuts, the Board of Directors can appoint up to five Directeurs Généraux Délégués whose powers and responsibilities are determined by the Board together with the Chief Executive Officer, who have broad powers to represent and bind the Company in dealings with third parties. Pursuant to the Law of May 15, 2001, if the function of Chairman and Chief Executive Officer is split between two different persons, the right to propose to the Board the appointment of one or several Directeurs Généraux Délégués will belong to the Chief Executive Officer. The Board of Directors decided to not split the two functions at a Board meeting held on June 3, 2002 and to date the Company has not named any Directeurs Généraux Délégués.

The following table sets forth the names, ages and positions of the Directors and executive officers of ILOG as of September 30, 2002:

Name	Age	Position with the Company
Pierre Haren	49	Chairman and Chief Executive Officer

Jean-François Abramatic	53	Senior Vice President, Research and Development
Patrick Albert	46	Technology Fellow
Robert Bixby	57	President Technical Advisory Board
Eric Brisson	37	Vice President, Strategic Business Development
Robert Cooper	50	Vice President, Sales, Americas
Christian Deutsch	57	Vice President, Sales, Europe
Douglas Doyle	46	Vice President, Marketing
Roger Friedberger	51	Chief Financial Officer
Bounthara Ing	39	Chief Operating Officer
Janet Lowe	44	Vice President, Strategic Projects
Jean Pommier	38	Vice President, Worldwide Professional Services
Sanjay Saigal	39	Vice President, Sales, ILOG Direct
Jeffrey Williams	47	Vice President, Operations

Michel Alard	48	Director
Marie-Claude Bernal	55	Director
Pascal Brandys	43	Director
Marc Fourrier	49	Director
Richard Liebhaber	67	Director
Todd Lowe	46	Director (Until April 2002, Executive Vice President and General Manager, Value Chain Management Business Division)

Pierre Haren is a founder of the Company and was its Managing Director from 1987 to December 1995, when he was appointed Chairman and Chief Executive Officer of the Company. Prior to founding ILOG, Mr. Haren spent four years in charge of the SMECI Expert System Shell Project with the Institut National de Recherche en Informatique et en Automatique (“INRIA”) following a three-year term directing the research department of the French Ministry of the Sea. He is also a Director of IPSOS S.A., Ecole Nationale des Ponts et Chaussées, a scientific advisor to president of INRIA and a member of the Académie des Technologies. Mr. Haren received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussées in 1978. He received his M.S. from Massachusetts Institute of Technology (“MIT”) in 1978 and Ph.D. from MIT in Civil Engineering in 1980. Mr. Haren’s term on the Board of Directors expires in 2002, but will be extended to 2005 upon ILOG shareholder approval at its Ordinary General Meeting to be held on December 17, 2002.

Jean-François Abramatic has served as Senior Vice President, Research and Development of the Company since July 2000 and as a Director of the Company from December 1994 to July 2000. From September 1996 to December 2001, Dr. Abramatic was the Chairman of the International World Wide Web Consortium and from September 1996 to September 1997 he was an Associate Director of the MIT Laboratory of Computer Science. From September 1997 to July 2000 Dr. Abramatic was INRIA’s Director of Development and Industrial

Relations and from 1992 to September 1997 its Director of Development. Dr. Abramatic received an Engineering degree from Ecole des Mines, Nancy in 1971 and a Ph.D. from the University of Paris VI in 1980.

Patrick Albert is has served as Technology Fellow of the Company since September 2002 having been its Chief Technology Officer from July 1996 to September 2002 and having previously held the position of Vice President of Research and Development since 1990. Mr. Albert was head of the Expert System Shell Department of Groupe Bull prior to joining the Company in 1987. Mr. Albert received a Master of Science degree in Information Technology from the University of Paris VII in 1982.

Robert Bixby has served as President of the Company’s Technical Advisory Board since its formation in December 2000 and since August 1997 has served as Technology Fellow. Dr. Bixby co-founded in 1988 CPLEX Optimization, Inc. which was acquired by ILOG in 1997. He served on ILOG’s Board of Directors from 1997 to 2000. He is a Research Professor at the Department of Computational and Applied Mathematics of Rice University and Noah Harding Professor Emeritus. Dr. Bixby earned a BS from the University of California-Berkeley and a Ph.D. from Cornell University. He has held academic positions at Cornell, the University of Kentucky, the University of Wisconsin-Madison, Northwestern University, the Institut for Operations Research-Bonn, the Institute for Mathematics of the Universität Augsburg, the Konrad-Zuse-Zentrum für Informationstechnik and the Technische Universität Berlin. Dr. Bixby is chairman of the Mathematical Programming Society and is a member of the National Academy of Engineering.

Eric Brisson has served as Vice President, Strategic Business Development of the Company since October 2002. From August 2000 to September 2002 he was Vice President and General Manager, Communications Business Division, previously having held the position of Worldwide Director, Professional Services of the Division since July 2000. From July 1999 to July 2000 he served as a Consulting Manager and since September 1995 as a Senior Consultant and Software Developer of the Company. From 1991 to September 1995 he was a Research Engineer at CSTB, French government research center. Mr. Brisson received a Bachelor’s degree in Computer Science at the University of Nice in 1988 and a Master’s degree in Computer Science at the University of Paris in 1990.

Robert Cooper has served as Vice President, Sales, Americas of the Company since October 2002. From April 2002 to September 2002 he was Vice President and General Manager, Industry Solutions Division, previously having held the position of Vice President Sales, North America, Industry Solutions Division since July 2000. From 1993 to 2000 he was President of McKenzie Cooper Limited, which he founded, a sales outsourcing firm which was a vendor to the Company during this period. Mr. Cooper received a B.A. from Wilfrid Laurier University, Waterloo, Canada in 1974.

Christian Deutsch has served as Vice President, Sales, Europe of the Company since October 2002. From April 2002 to September 2002 he was Vice President and General Manager, Value Chain Management Division, previously having held the position of Vice President, Operations since August 2000, and Manager, Corporate Business Development since January 1999. From 1974 to 1997 he was Chief Executive and Technical Officer of OPEFORM, an information technology consulting company for the transportation industry, which he co-founded. Mr. Deutsch received in 1968 a Master’s degree and in 1972 a Ph.D. in Advanced Mathematics from the University of Paris.

Douglas Doyle has served as Vice President, Marketing of the Company since September 2001. From March 2001 to September 2001 he served as Senior Director, Marketing at iBeam Broadcasting, Inc., from September 2000 to March 2001 he was an independent consultant and from January 2000 to September 2000 he served as Vice President, Product Marketing at Bigvine, Inc. Previously, from October 1997 to September 2000 he was Director of Retail and Internet Marketing at E*Trade Group, Inc. and from January 1995 to October 1997 Director of Sales at Eagle River Interactive, Inc. He received a B.A. in economics from the University of California, Los Angeles in 1983 and an M.B.A. from Cornell University in 1987.

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

Bounthara Ing has served as Chief Operating Officer of the Company since April 2002, as Vice President and General Manager, Industry Solutions Division from July 1999 to April 2002, as President of ILOG KK Japan since September 1997, and as Managing Director of ILOG Pte. Ltd. Singapore since January 1994. He joined the Company in 1988 as a software developer and was named Manager of the Graphic Department. Mr. Ing received an Engineering degree from Ecole Centrale de Paris in 1986.

Janet Lowe has served as Vice President, Strategic Projects since September 2001. From July 1999 until August 2001 she was Vice President and General Manager, ILOG Direct, having previously held the position from August 1997 of Director of Marketing, Optimization Products. Ms. Lowe co-founded in 1988 CPLEX Optimization, Inc., and served as its Vice President of Marketing and Chief Financial Officer until the company was acquired by ILOG in 1997. Ms. Lowe received a B.S. in chemical engineering at the University of Texas in 1980 and an M.B.A. at Rice University in 1988. She is married to Todd Lowe who is a Director of the Company.

Jean Pommier has served as Vice President, Worldwide Professional Services since September 2002 and from January 1997 to June 1999. From July 1999 to August 2002 he was Vice President, Americas and Professional Services, Industry Solutions Division. From 1995 to 1996, he was Director of Consulting and Quality and from 1991 to 1994 he served as Director of Consulting. Mr. Pommier joined the Company in 1987 as a software engineer. Mr. Pommier received an Engineering degree from ENSAM in 1986 and an M.S. in Computer Science from the University of Nice in 1987.

Sanjay Saigal has served as Vice President, Sales ILOG Direct since September 2001, having previously held the position of Manager of Technical Services for ILOG Direct from September 1998. From 1995 to its acquisition by ILOG in August 1998, Mr. Saigal served as the Director of Technical Services at Compass Modeling Solutions, Inc. From 1991 to 1995 he was a consultant at Decision Focus, Inc. Mr. Saigal earned a B.A. in Mathematics from St. Stephens College in Delhi, India in 1984 and a Ph.D. in Mathematical Sciences from Rice University in 1991.

Jeffrey Williams has served as Vice President, Operations of the Company since April 2002. From March 2001 to April 2002 he was the Company’s Vice President of Product Marketing and from March 1998 its Senior Director of Product Marketing. From 1977 to March 1998 he was with Hewlett-Packard holding various marketing and management positions and since 1997 he was their Director of Operations and Planning for Worldwide Sales and Marketing of their Computer Systems Organization. Mr. Williams received B.S. degrees in computer mathematics and statistics from San Jose State University in 1977 and an M.B.A from the University of Santa Clara in 1985.

Michel Alard has served as a Director of the Company since July 2000. Mr. Alard is Chairman of the Board of Directors of Wavecom S.A. which he co-founded in 1993. Previously from 1988 he was a project manager at Matra Communications. Mr. Alard received degrees from Ecole Polytechnique in 1976 and from the Paris Communications Engineering School in 1978. Mr. Alard’s term on the Board of Directors expires in 2003.

Marie-Claude Bernal has served as a Director since December 2000. From 1979 until December 2000 she was a senior vice president, partner and International Equity Portfolio manager at Wellington Management Company. She is also President of the Supervisory Board of Esker S.A. Ms. Bernal graduated from France’s Haut Enseignement Commercial pour les Jeunes Filles, with a major in finance and accounting in 1967 and received an M.B.A. from the University of Chicago in finance and computer science in 1971. Ms. Bernal’s term on the Board of Directors expires in 2002 but will be extended to 2005 upon ILOG shareholder approval at its Ordinary General Meeting to be held on December 17, 2002.

Pascal Brandys has served as a Director of the Company since September 1998. Mr. Brandys is the President of Biobank, a global life sciences investment company he co-founded in 2000. Previously Mr. Brandys was the Chairman of the Board of Directors and Chief Executive Officer of Genset S.A. which he co-founded in 1989. Mr. Brandys is a Director of Genset S.A., Ceres Inc. and several private biotechnology companies. Mr. Brandys graduated from the Ecole Polytechnique in 1980, received an M.S. in Economic Systems from Stanford University in 1982 and an M.S. in Civil Engineering from the Ecole Nationale des Ponts et Chaussées in 1983. Mr. Brandys’s term on the Board of Directors expires in 2003.

Marc Fourrier has served as a Director of the Company since April 1987. Mr. Fourrier is President of Delphis, a holding company that specializes in the creation and development of high technology companies. From 1988 to June 1997, Mr. Fourrier was a principal of Cleversys S.A., a consulting firm which specialized in information technology. He is also a Director of Wavecom S.A. Mr. Fourrier received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussées in 1978, and an M.S. from MIT in 1978. Mr. Fourrier’s term on the Board of Directors expires in 2004.

Richard Liebhaber has served as a Director since December 2000. From 1995 to 2000 he served on the board of Qwest Communications and from 1985 until 1995 he served as a board member and management committee member at MCI Communications. From 1954 through 1985 Mr. Liebhaber worked at IBM, where he served in a number of positions. He is also a Director of JDS Uniphase, ECI Telecommunications and Avici Systems. He graduated from New York University with a BSEE in 1954. Mr. Liebhaber’s term on the Board of Directors expires in 2003.

Todd Lowe has served as a Director of the Company since August 1997, and as the Company’s Executive Vice President and General Manager, Value Chain Management Business Division from July 1999 to April 2002, having previously held the position of Executive Vice President, CPLEX and ILOG Direct since July 1998. From August 1997 until June 1998 he was the Company’s Executive Vice President, CPLEX business. From 1988 until 1997 he was President of CPLEX Optimization, Inc. He received a Chemical Engineering degree from the University of California. Mr. Lowe’s term on the Board of Directors expires in 2003. He is married to Janet Lowe, the Company’s Vice President, Strategic Projects.

Technical Advisory Board

Since December 2000 the Company has had a Technical Advisory Board (“TAB”) consisting of a select group of industry and academic leaders, which is designed to strengthen the Company’s links with the technical and research communities as well as stimulate corporate awareness of fundamental technology issues. Key technologies represented by the board include: business rules and agent technologies; constraint programming; mathematical programming/optimization; visualization; and world wide web. The TAB meets bi-annually.

Members as of September 30, 2002 are:

Name	Age	Position
Robert Bixby	57	President, Technical Advisory Board
Jean-François Abramatic	53	Senior Vice President, Research and Development
Patrick Albert	46	Technology Fellow
Eugene Freuder	57	Professor, University College Cork, Ireland
Martin Grötschel	54	Professor, Technische Universität Berlin
Gilles Kahn	56	Vice President, INRIA
Ora Lassila	39	Research Fellow, Nokia Research Center and Chief Scientist, Nokia Venture Partners
Ben Shneiderman	55	Professor, University of Maryland

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

Martin Grötschel is Vice President at the Konrad-Zuse-Zentrum für Informationstechnik and a Professor at the Department of Mathematics, Technische Universität Berlin. Dr. Grötschel studied mathematics and economics in Bochum and earned a Ph.D. and Habilitation in Bonn. He is a member of the Berlin-Brandenburg Academy of Sciences and Humanities. He is an honorary member of the German Mathematical Society and served as its president from 1993 to 1994, and is a foreign associate of the National Academy of Engineering.

Gilles Kahn is Vice President for Science at INRIA. Dr. Kahn graduated from the Ecole Polytechnique. He is or has been a member of various scientific advisory boards, including IRISA, IMAG, LABRI, LRI, Ecole Normale Supérieure, ENS, LIX, CERMICS, Greco Calcul Formel, UNU-IIST, CWI Amsterdam, the Franco-Chinese Computer Science Laboratory, the Microsoft Research Center, the Valuation Research Committee in Computer Science, and LORIA. Dr. Kahn is a member of the French Academy of Sciences, and of the Academia Europaea.

Ora Lassila is a Research Fellow at the Nokia Research Center and the Chief Scientist of Nokia Venture Partners. He has been a member of the Advisory Board of the World Wide Web Consortium (W3C) since 1998, and represented Nokia in the W3C Advisory Committee from 1998 to 2002. From 1996 to 1997 he was a Visiting Scientist at MIT Laboratory for Computer Science, working with W3C and launched the Resource Description Framework (RDF) standard. His previous positions included Project Manager at the Robotics Institute of Carnegie Mellon University and Research Scientist at the CS Laboratory of Helsinki University of Technology.

Ben Shneiderman is Professor at the Department of Computer Science, University of Maryland-College Park. Dr. Shneiderman earned his Ph.D. at the State University of New York-Stony Brook. He is the founding director of the Human-Computer Interaction Laboratory, and a member of the Institute for Advanced Computer Studies and the Institute for Systems Research, both at the University of Maryland-College Park. He is also a fellow of the ACM and the AAAS, was co-chair of the ACM Policy98 Conference, and is founding chair of the ACM Conference on Universal Usability.

B.    Compensation

The aggregate amount of compensation comprising of salary, commissions, bonus and benefits, exclusive of stock option grants and gains, of all executive officers of ILOG as a group (15 persons) paid or accrued for services in all capacities for the year ended June 30, 2002, was approximately $3.1 million of which Messrs. Haren and Lowe received in 2002, $197,000 and $243,000 respectively. In accordance with French law only shareholders may determine directors fees paid to the Board of Directors which for 2002 was authorized for up to $60,000. The Board of Directors then has full and discretionary authority to decide the allocation of the directors’ fees authorized by the shareholders among its members. Directors compensation, exclusive of stock gains, for 2002 was as follows:

	Fees	Warrants Granted
		Number of Underlying Shares	Exercise Price per Share	Expiration
Michel Alard	$6,000	8,000	€13.10	December 2006
Marie-Claude Bernal	8,000	8,000	€13.10	December 2006
Pascal Brandys	6,500	8,000	€13.10	December 2006
Marc Fourrier	8,000	8,000	€13.10	December 2006
Richard Liebhaber	6,000	8,000	€13.10	December 2006

	$34,500	40,000	€13.10	December 2006

No warrants were exercised in fiscal 2002.

Under French law, the Company cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Directeurs Généraux Délégués) who are not employees. Stock options granted under the Company’s 1998 and 2001 Stock Option Plans to executive officers in 2002 were as follows:

	Number of Underlying Shares	Exercise Price per Share	Expiration
Pierre Haren	50,000	€8.66	November 2011
Jean-François Abramatic	35,000	€8.66	November 2011
Robert Bixby	10,000	€8.66	November 2011
Eric Brisson	18,000	€8.66	November 2011
Robert Cooper	20,000	€8.23	May 2012
Christian Deutsch	15,000 20,000	€8.23 €8.66	May 2012 November 2011
Douglas Doyle	70,000	€5.42	September 2011
Roger Friedberger	8,000	€8.66	November 2011
Bounthara Ing	50,000 20,000	€8.23 €8.66	May 2012 November 2011
Janet Lowe	15,000	€8.66	November 2011
Jean Pommier	4,000	€8.66	November 2011
Sanjay Saigal	10,000 10,000	€9.75 €8.66	August 2011 November 2011

Stock options exercised under the Company’s Stock Option Plans by executive officers in 2002 were as follows:

	Number of Underlying Shares	Exercise Price per Share	Exercise Date
Patrick Albert	15,000 15,000	€5.34 €4.88	February 11, 2002 February 11, 2002
Todd Lowe	50,000 9,375	€5.62 €6.70	May 9, 2002 May 9, 2002

For additional information relating to stock options and warrants granted to ILOG’s Directors and executive officers in 2002 see “—Share Ownership”.

C.    Board Practices

Under French law, the Board of Directors presents the year-end accounts of the Company to the shareholders and convenes shareholders’ meetings. In addition, the Board of Directors reviews and monitors ILOG’s economic, financial and technical strategies. French law provides that the Board of Directors be composed of no fewer than three and no more than 18 members. The actual number of Directors must be within such limits as are provided for in the statuts. The number of members of the Board may be increased only by decision of the shareholders acting as a simple majority. The Company’s Board of Directors currently consists of seven members. Each Director must be a shareholder of the Company. Under French law a Director may be an individual or a corporation in which case, it must appoint a “représentant légal”, but the Directeur Général and the Chairman must be individuals. Each Director is elected for a three year term. There is no limitation, other than applicable age limits, on the number of terms that a Director may serve. Directors are appointed by the shareholders at an ordinary meeting and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders at an ordinary meeting. The Directeur Général may be removed by the Board of Directors at any time, and any Directeur Général Délégué at any time upon the proposal of the Directeur Général. However, under the Law of May 15, 2001, if either is removed by the Board of Directors without cause, they may obtain damages. Vacancies which exist in the Board of Directors may be filled by the Board of Directors, pending ratification at the next shareholders’ meeting. However, if the number of Directors falls below the legal minimum of three, the remaining Directors must immediately call an ordinary shareholders meeting to elect a sufficient number of Directors to reach the legal minimum.

Meetings of the Board of Directors of ILOG are normally convened and presided over by the Chairman, who is elected by the Board of Directors. Meetings of the Board of Directors, which are held as often as the Company’s interests require, are normally convened and presided over by the Chairman of the Board. According to French law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene a meeting of the Board of Directors regarding matters listed on the agenda. The Board of Directors met 11 times in 2002. According to the Company’s statuts, Directors who take part in a meeting of the Board by means of videoconference are deemed present, for calculating the quorum and the majority. A quorum consists of one-half of the members of the Board of Directors and decisions are generally taken by a vote of the majority of the members present, deemed to be present or represented by other members of the Board of Directors. The Chairman has the ability to cast a deciding vote in the event of a tie vote. A Director may give a proxy to another Director but a Director cannot represent more than one other Director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. As required under French law, two representatives from the Company’s employees are entitled to be present at meetings of the Board of Directors of the Company, but do not have any voting rights.

Directors are required to comply with applicable law and ILOG’s statuts. Under French law, Directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of the Company’s statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other Directors. A Directeur Général Délégué may be held individually responsible for his or her actions if they are deemed contrary to the Company’s interests.

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

The Board currently has three committees: the Audit Committee, composed of Marie-Claude Bernal, as Chairperson, Pascal Brandys and Marc Fourrier; a Compensation Committee, composed of Michel Alard and Richard Liebhaber, as Chairperson; and a Corporate Governance Committee, composed of Marie-Claude Bernal, Richard Liebhaber and Todd Lowe, as Chairperson. Each of the Committees makes recommendations to the Board of Directors for approval by the Board.

The Audit Committee primarily reviews with management and the Company’s independent auditors the internal accounting procedures and quarterly and annual financial statements of the Company and consults with and reviews the services provided by the Company’s independent auditors.

The Compensation Committee determines the compensation of Pierre Haren, the Chairman and Chief Executive Officer of the Company, and the other executive officers of the Company and makes recommendations as to the implementation of the Company’s stock option plans and other employee benefits plans.

The Corporate Governance Committee was established in October 2002 with the primary objectives of (i) identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each next annual meeting of the Company’s stockholders; (ii) ensuring that the Audit, Compensation, Corporate Governance, and any other future Committees of the Board shall have the benefit of an appropriate number of qualified and experienced “independent” directors; and (iii) developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to the Company.

D.    Employees

The following chart indicates the total number of the Company’s employees, and the distribution of the Company’s employees by function, as of September 30:

	2002	2001	2000
Total Employees	602	586	518
Sales and Marketing	257	257	224
Consulting and Customer Support	115	122	104
Research and Development	149	137	128
Finance and Administration	81	70	62

The following chart indicates the geographic distribution of the Company’s employees, as of September 30:

	2002	2001	2000
Europe	375	359	329
North America	169	168	138
Asia	58	59	51

Employee turnover in 2002 and 2001 was approximately 13% and 20%, respectively.

The Company has never experienced a strike and believes that its relationships with its employees are good. The future success of the Company depends in large part on its ability to attract and retain highly skilled technical, sales and managerial personnel. Competition for such personnel in the software industry is intense, particularly with respect to technical personnel with expertise in object oriented technology, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

The Company’s employees are not represented by any unions; however, management is required under the French Labor Code to hold monthly meetings with a delegation of elected employee representatives to discuss, in particular, employment matters and the economic condition of the Company and to provide appropriate information and documents relating thereto. As required under the French Labor Code, two representatives of the employees are entitled to attend meetings of the Board of Directors of the Company, but do not have any voting rights.

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

E.    Share Ownership

The table below sets forth certain information with respect to the beneficial ownership of shares, options and/or warrants of the Company outstanding as of September 30, 2002 by its Directors and executive officers, where such beneficial ownership represents one percent or more of the outstanding Shares:

		Options & Warrants		Options & Warrants Granted in 2002
Name	Shares(1)	Number of Shares(5)	Exercise Price(s) Euros	Number of Shares	Exercise Price(s) Euros	Shares Beneficially Owned(1)	Percentage (1)
All as a group (20 persons)	2,064,083	1,607,983	3.35–51.50	400,000	5.42–13.10	3,243,858	19.4%
Robert Bixby	633,142	325,000	5.62– 8.66	10,000	8.66	947,204	5.7%
Marc Fourrier(2)	232,285	20,000	7.55–39.21	8,000	13.10	252,285	1.5%
Pierre Haren(3)	305,124	220,000	3.81–10.01	50,000	8.66	487,624	2.9%
Todd and Janet Lowe(4)	714,889	80,000	5.62– 8.66	15,000	8.66	780,201	4.7%

(1)
Number of Shares and percentage ownership are based on 16,763,392 Shares outstanding as of September 30, 2002. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F and includes voting and investment power with respect to such shares. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2002 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(2)	Includes 2 shares held by Delphis, a corporation controlled by Mr. Fourrier and his family.
(3)	Includes 56,000 shares held in the name of Mr. Haren’s children.
(4)	Shares are held in the name of the Lowe Family Trust of which Mr. & Ms. Lowe are trustees.
(5)
Warrants granted to non-executive Directors members expire five years from the date of grant. Options granted to executive officers under the plans described below expire ten years from the date of grant.

The Company has various employee stock warrant, stock option and employee purchase plans currently in effect. Under French law, the Company cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Directeurs Généraux Délégués) who are not employees.

The following is a summary description of each of the Company’s plans.

Warrants for Non-Executive Directors and TAB Members.    Pursuant to resolutions adopted on September 21, 1999, October 18, December 18, 2000, and December 18, 2001, the shareholders have authorized the Board to issue warrants to the non-executive Directors and TAB members for the purchase of Shares in the Company, of up to a total of 192,000 Shares. On September 21, 1999, November 22, 2000, January 15, 2001 and December 18, 2001, warrants to purchase 20,000, 32,000, 80,000 and 60,000 Shares, respectively, were granted to 8 non-executive Directors and 4 TAB members. Warrants representing 180,000 Shares were outstanding as of September 30, 2002. The warrants may be exercised at prices between €7.55 and €39.21 per Share at any time until the fifth anniversary of the date of grant, when they lapse.

The 1996 Stock Option Plan.    In 1994, the shareholders of the Company at an extraordinary meeting authorized the Board of Directors to grant, until November 23, 1999, options on up to 500,000 shares at a price to be determined by the Board of Directors on the date of grant based on the net assets of the Company, a reasonable estimate of its future profitability and its future development prospects (the “1994 Plan”). In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for the granting of incentive stock options, the Company decided to adopt a new plan (the “1996 Plan”), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders at an extraordinary meeting on May 30,

1996, and on that date 600,000 Shares; on October 17, 1996, 200,000 Shares; on August 20, 1997, 1,600,000 Shares; on December 17, 1997, 500,000 Shares; and on August 31, 1998, 1,000,000 Shares, were added to the 1996 Plan with respect to which options may also be granted by the Board of Directors until November 23, 1999. Following the approval by shareholders at an extraordinary meeting of the 1998 Plan (see below) 1,000,000 shares authorized for the 1996 Plan were transferred to the 1998 Plan. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant of options and  1/48 of the Shares vest each month thereafter provided the optionee continues to render services to the Company. As of September 30, 2002, options with respect to an aggregate of 1,447,325 Shares were outstanding at exercise prices ranging from €1.95 to €13.54.

The 1998 Stock Option Plan.    On November 4, 1998, the shareholders at an extraordinary meeting approved the 1998 Stock Option Plan, to succeed the 1996 Stock Option Plan, and at that time options representing 1,000,000 Shares previously authorized for the 1996 Plan were transferred to the 1998 Plan. In addition on September 21, 1999, 900,000 Shares and on October 18, 2000, 1,250,000 Shares were authorized with respect to which options may be granted by the Board of Directors. The 1998 Stock Option Plan is identical to the 1996 Stock Option Plan except that it expires in 2003. As of September 30, 2002, options with respect to an aggregate of 2,835,892 Shares were outstanding at exercise prices ranging from €2.92 to €51.50, and options to purchase or subscribe for up to 189,571 Shares remained available for future grants under the 1998 Plan.

The 2001 Stock Option Plan.    On September 25, 2001, the shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 1,100,000 Shares, to employees under the 2001 Stock Option Plan which was approved by shareholders at an ordinary meeting on December 18, 2001. On December 18, 2001, the shareholders ratified and amended the 2001 Stock Option Plan. Pursuant to the 2001 Plan, the issue price of the Shares will be equal to the closing price for a Share on the Nouveau Marché on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Nouveau Marché during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2001 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant and  1/48 of the Shares vest each month thereafter provided the optionee continues to render services to the Company. As of September 30, 2002, options with respect to an aggregate of 900,000 Shares were outstanding at an exercise price of €8.66, and options to purchase or subscribe for up to 200,000 Shares remained available for grant under the 2001 Plan.

All Options granted under the 1996, 1998 and 2001 Plans have a term of ten years, other than options granted to employees in the United Kingdom which have a term of seven years less one day. Generally, and unless otherwise specified, if an optionee terminates his or her employment with the Company, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months, except for optionees who are French tax residents at the date of grant of the Options who may exercise their Options until the termination of the term of their Options. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person’s options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No option may be transferred by the optionee other than by will or the laws of intestacy.

In December 1996, the French parliament adopted a law that requires French companies and optionees to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary is a French resident subject to French social security at the date of grant of the stock options and disposes of the shares, or converts the shares into bearer form, before the fifth anniversary of the date of grant of the option. In addition, such difference is treated as salary income for personal income tax purposes if the shares are sold or otherwise disposed of within five years of the grant date. This applies to all options granted to French residents exercised after January 1, 1997. The Company thus subjects options granted to French residents as of January 1, 1997 to a minimum five-year holding period (during which French optionees will not be permitted to sell or dispose of the shares) in order to benefit from the social contribution favorable regime. In addition, pursuant to a Law of July 2, 1998, both the beneficiary and the Company are exempt from social contributions if the options were granted before January 1, 1997, are exercised after April 1, 1998 and provided the Company has not been registered for more than 15 years. According to the Law of May 15, 2001, the five-year holding period is reduced to four years with respect to stock options granted on or after April 27, 2000. In addition, with respect to options exercised after January 1, 1995, an excessive discount, as determined by French law, is subject to French social contributions at the exercise date.

The Company has not recorded a liability for social contributions and certain salary-based taxes which may be assessed for options granted as of June 30, 2002, as the liability, being dependent on future values of the Company’s Shares and the timing of employees’ decisions to exercise options and sell the related Shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the Shares prior to the end of the minimum holding period which permits the favorable tax and social contribution regime.

1998 International Employee Stock Purchase Plan.    In October 1996, the shareholders of the Company approved the Company’s International Employee Stock Purchase Plan (the “Purchase Plan”); and renewed such approval in September 2001, which reserves a total of 300,000 Shares for issuance thereunder for a period of two years from the date of renewed approval by the Company’s shareholders. The Purchase Plan permits eligible employees to acquire Shares in the form of ADSs through payroll deductions. The Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The Purchase Plan is implemented by consecutive offering periods. Except for the initial offering, each offering under the Purchase Plan will be for a period of six months (the “Offering Period”) commencing on February 1 and August 1 of each year. The first Offering Period began on February 14, 1997, being the date on which price quotations for the ADSs corresponding to the Shares were first available on the Nasdaq National Market, and ended on July 31, 1997. The Board of Directors has the power to set the beginning of any Offering Period and to change the duration of Offering Periods without shareholder approval, provided that the change is announced at least 15 days prior to the scheduled beginning of the first Offering Period to be affected. Eligible employees may select a rate of payroll deduction up to 10% of their compensation, up to an aggregate total payroll deduction not to exceed $21,250 in any calendar year. The purchase price for ADSs purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company’s ADSs on the first day of each applicable Offering Period and on the last day of such Offering Period.

French Employee Savings Plan.    The Company’s French Employee Savings Plan (the “Savings Plan”), which was approved by the Company’s shareholders in October 1996, and renewed in December 2001 reserves a total of 300,000 Shares for issuance to ILOG S.A. Employee Benefits Trust thereunder for a period of two years from the date of such renewed approval. The Savings Plan permits eligible employees primarily to make contributions for purposes of purchasing shares in investment funds managed for the Company on behalf of employees, or to acquire Shares issued by the Company itself. The Savings Plan is intended to qualify as an Employee Savings Plan under Article L.443-1 et. seq. of the French Labor Code. The Savings Plan is funded by an annual contribution made on behalf of employees from a special employee profit-sharing reserve, by voluntary contributions made by employees, by discretionary supplemental contributions made by the Company, and by the reinvestment of revenues and capital gains from investments in the Savings Plan prior to distribution. In accordance with the French Labor Code, voluntary contributions in any one calendar year for an eligible employee may not exceed 25% of such employee’s gross annual salary. The price for Shares will be determined by the Board on the basis of the fair market value of a Share; more precisely, the Board may determine the issue price of one Share by reference to a sale price of the Share in euros on the Nouveau Marché. However, in no case should the issue price be less than 85% of the mean of the closing sales prices for a Share as quoted on the Nouveau Marché during the twenty days of quotation preceding the decision of the Board called to set the opening date for subscription and as reported in La Tribune or such other source the Board deems reliable. Investments made on behalf of eligible employees may be distributed on the first day of the fourth month of the fifth fiscal year following the year in which investment fund shares or Shares of the Company were purchased. The Savings Plan is automatically renewed each year unless otherwise terminated by the Company.

As of September 30, 2002, the Company had issued 46,167 and 242,429 Shares under the Purchase Plan and Savings Plan, respectively, since December 2001.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

The table below sets forth certain information with respect to the beneficial ownership of shares of the Company as of September 30, 2002 by any person known to the Company to be the owner of five percent or more of the outstanding Shares, and of the Company’s Directors and executive officers, considered as one group:

Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Percentage Owned(1)
Fidelity Investments	894,540	5.3%
INRIA	1,237,250	7.4%
Robert Bixby(2)	947,204	5.7%
All Directors and executive officers as a group (20 persons)(3)	3,243,858	19.4%

(1)
Number of Shares and percentage ownership is based on: (i) 16,763,392 Shares outstanding as of September 30, 2002. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F and includes voting and investment power with respect to such shares. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2002 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(2)	Includes 314,062 shares issuable upon exercise of options to purchase shares which are exercisable within 60 days of September 30, 2002.
(3)	Includes 1,179,775 shares issuable upon exercise of options and warrants to purchase shares which are exercisable within 60 days of September 30, 2002.

Over the last three years there have been no significant changes in the percentage ownership held by any of the Company’s major shareholders. To the Company’s knowledge, it is not owned or controlled by another corporation or by any foreign government or any other natural or legal person.

B.    Related Party Transactions

In 1998 SAP A.G. purchased 685,064 shares in the Company for $10.5 million. In December 1997, SAP and the Company entered into a three-year agreement for the licensing and support of certain ILOG products. Over the three-year period of this agreement, ILOG has received approximately $19 million in revenues. In 1999, the agreement was amended to include certain additional ILOG products in exchange for $0.9 million. Since December 2000, the three-year agreement has been extended for successive one-year periods in exchange for additional license and maintenance fees. For the years ended June 30, 2002, 2001 and 2000 revenues received from SAP AG represented respectively 11%, 9% and 10% of ILOG revenues.

In 1999 Temposoft S.A. entered into a licensing agreement for the Company’s products. Under the terms of the licensing and other recent agreements ILOG receives license fees and royalties for certain ILOG products from Temposoft and warrants to purchase Temposoft shares. In September 2001 ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately $260,000. As of September 30, 2002 ILOG owned 4.4% of Temposoft. Since February 1998 Mr. Patrick Albert the Company’s Technology Fellow has been a Director of Temposoft. Revenues received from Temposoft by ILOG were $177,000, $778,000 and $173,000 in 2002, 2001 and 2000 respectively.

Fidelity Investments, through various funds under its management, had during 2002 and 2001 control of between 5% and 10% of the Company’s outstanding shares. Fidelity Management and Research Company, which is part of the Fidelity Investments organization, purchased approximately $752,000, $108,000 and $98,000 of software licenses and services from the Company in 2002, 2001 and 2000, respectively, pursuant to normal orders and contracts negotiated on an arm’s length basis.

In August 2002, Jeff Williams, who was appointed Vice President, Operations in April 2002, repaid in full a loan he received in August 2001 in connection with his relocation from France to the U.S. The amount of the loan was $95,000, bore interest at the rate of 3.549%, and was paid in monthly installments of $500 with the remaining balance being due and payable on August 31, 2002 or earlier upon certain events occurring.

C.    Interests of Experts and Counsel

Not Applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this Annual Report on Form 20-F.

The Company is a party to legal proceedings from time to time. There is currently no such proceeding which the Company believes is likely to have, or recently has had, a material adverse effect upon the Company’s business. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which may arise in the future will not have a material adverse effect on the Company’s business.

The Company has not paid any cash dividends on its share capital to date. The Company currently anticipates that it will retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in euros and under the French Company Law and the Company’s statuts, may only be paid from pre-consolidated net income, as increased or reduced, as the case may be, by any net income or loss of ILOG carried forward from prior years.

B.    Significant Changes

None

Item 9.     The Offer and Listing

A.    Offer and Listing Details

Closing Sale Prices of ILOG ADSs and Shares

In February 1997, the Company’s ADSs (each ADS representing one Share) were listed on the Nasdaq National Market. The following table sets forth the range of low and high reported closing sale prices of the ADSs on the Nasdaq National Market for the fiscal years and periods indicated.

	In Dollars
	Low	High
1998(1)	5.625	16.375
1999	4.438	16.500
2000	5.000	104.500
2001	9.594	63.250
First Quarter	36.250	63.250
Second Quarter	24.125	62.750
Third Quarter	9.594	34.000
Fourth Quarter	10.875	20.640
2002	5.000	17.150
First Quarter	5.090	17.150
Second Quarter	5.850	12.150
Third Quarter	11.400	16.670
Fourth Quarter	5.000	16.001
2003
First Quarter	2.850	6.30
Monthly
April 2002	10.110	16.001
May 2002	7.173	10.570
June 2002	5.000	7.390
July 2002	4.501	6.300
August 2002	3.783	4.280
September 2002	2.850	3.650

(1)	From February 1997.

On September 30, 2002, the last sale price for the ADSs as reported on the Nasdaq National Market was $2.99 per ADS.

The Depositary in respect of the ADSs is JPMorgan Chase Bank. Each ADS registered on the books of the Depositary corresponds to one Share. As of September 30, 2002 there were 33 record holders of American Depositary Receipts evidencing 5,796,950 ADSs.

In December 1998, the Shares were listed on the Nouveau Marché of Euronext Paris. The following table sets forth the range of high and low reported closing sale prices of the Shares on the Nouveau Marché for the fiscal years and periods indicated.

	In Euros
	Low	High
1999(1)	4.40	12.65
2000	5.01	107.90
2001	11.49	23.51
First Quarter	39.00	72.50
Second Quarter	26.80	72.60
Third Quarter	11.49	36.35
Fourth Quarter	12.55	24.44
2002	5.00	19.20
First Quarter	5.00	19.20
Second Quarter	6.06	13.79
Third Quarter	12.60	19.10
Fourth Quarter	5.25	18.50
2003
First Quarter	2.80	6.25
Monthly
April 2002	11.10	18.50
May 2002	7.20	11.01
June 2002	5.25	7.82
July 2002	4.60	6.25
August 2002	3.87	4.63
September 2002	2.80	3.82

(1)	From December 1998.

On September 30, 2002, the last sale price for the Shares as reported on the Nouveau Marché was €2.90 per Share.

B.    Plan of Distribution

Not Applicable.

C.    Markets

The ADSs are quoted on the Nasdaq National Market under the symbol “ILOG”. The shares are also listed on the Nouveau Marché of Euronext Paris.

General

On September 22, 2000, upon successful completion of an exchange offer, the Paris BourseSBF S.A. (the “SBF”), the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, a Pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform. The implementation of a central clearinghouse platform and of settlement and custody structures are still taking place. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to the Euronext Paris’s trading markets as well as the regulation of those markets.

Euronext N.V. has been listed on the Premier Marché of Euronext Paris since July 2001. In January 2002, Euronext N.V. acquired the London International Financial Futures and Options Exchange (LIFFE), London’s

derivatives market. The combination of LIFFE and Euronext N.V. is expected to treble the volume of derivatives business conducted through LIFFE CONNECTTM trading platform. Since February 6, 2002, Bolsa de Valores de Lisboa e Porto (BVLP) has become a wholly-owned subsidiary of Euronext N.V. and was renamed Euronext Lisbon.

Securities listed on Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC.

The Nouveau Marché

The Nouveau Marché is a regulated market managed and operated by Euronext Paris, the organization which manages and operates the three markets. The Nouveau Marché is an electronic market that combines a central order book with market-making to ensure greater liquidity. Member firms of the Nouveau Marché may act in one or more capacities: Listing Advisers/Market-Makers (Introducteurs/Teneurs de Marché, or “ITMs”) or broker-dealers (Négociateurs-Courtiers). Admission to the Nouveau Marché is subject to certain capital adequacy and liquidity requirements determined by the Euronext Paris’s regulations. In addition, companies applying for listing on the Nouveau Marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities. The Nouveau Marché may also require certain current shareholders to enter into lock-up arrangements at the time of offerings of securities.

The shares listed on the Nouveau Marché are placed in one of two categories depending on the volume of transactions, continu or fixing. ILOG’s Shares are placed in the category continu, which includes the most actively traded shares on the Nouveau Marché. Such trading takes place on each business day from 9:00 a.m. to 5:30 p.m. local time, with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, and a closing auction at 5:30 p.m. For shares that are not traded continuously, retail orders on the Nouveau Marché are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, ITMs display bid/asked spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. Trading in securities on the Nouveau Marché may be suspended by Euronext Paris, if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a continu security varies by more than 10% from the previous day’s closing price, trading may be suspended for up to four minutes. Once trading has commenced, further suspensions of up to four minutes are also possible if the price again varies by more than 10% from the threshold at which the suspension was initiated. During the continuous trading session, Euronext Paris also suspends trading for a four-minute period if the quoted price of a continu security varies by more than 2% from the last traded price. Euronext Paris may also suspend trading of a listed security on the Nouveau Marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des Marchés Financiers (the “CMF”) and the Commission des Opérations de Bourse (the “COB”) may also suspend trading.

Trades of securities listed on the Nouveau Marché are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service de règlement différé) for a fee. The deferred settlement service is only available for trades in securities which either (i) are a component of the Index SBF 120 or (ii) have both a total market capitalization of at least 1 billion euros and a daily average volume of trades of at least 1 million euros. The Shares are not eligible for the deferred settlement service.

Prior to any transfer of securities held in registered form on the Nouveau Marché, such securities must be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Euroclear

France, a settlement organization. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marché are cleared and settled through Euroclear France S.A., a registered clearing agency, using a continuous net settlement system. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

The Shares have been included in the Index SBF 250, the Index IT CAC and the Index IT CAC 50.

D.    Selling Shareholders

Not Applicable.

E.    Dilution

Not Applicable.

F.    Expenses of the Issue

Not Applicable.

Item 10.    Additional Information

A.    Share Capital

Not Applicable.

B.    Memorandum and Articles of Association

For a discussion of the history of the Company, please see “Item 4. Information on the Company—History and Development of ILOG.”

The Company is a société anonyme, a form of limited liability company, incorporated under the laws of France. In this section, the Company summarizes material information concerning the Company’s share capital, together with material provisions of applicable French law and the Company’s statuts (by-laws). An unofficial English translation of the Company’s statuts is included as an exhibit to this Annual Report on Form 20-F. One may obtain copies of the Company’s statuts in French from the Greffe of the Registry of Commerce and Companies of Créteil, France. Those full documents provide additional details.

1.    Shareholders’ Meetings and Voting Rights

General

In accordance with French Company Law, there are two types of shareholders’ general meetings, ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing Directors;

•	appointing independent auditors;

•	approving the annual accounts;

•	declaring dividends or authorizing dividends to be paid in shares; and

•	issuing debt securities.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to the Company’s statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing the Company’s name or corporate purpose;

•	increasing or decreasing the Company’s share capital;

•	creating a new class of equity securities;

•	authorizing or deciding the issuance of investment certificates, convertible or exchangeable securities, or any other securities giving rights to equity securities; and

•	the voluntary liquidation of the Company.

Annual Ordinary Meetings

French Company Law requires the Company’s Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may, however, be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, the Company’s independent auditors may call the meeting. In bankruptcy, the Company’s liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of the Company’s share capital;

•	any interested party, in cases of urgency;

•	the workers’ committee in emergency situations; or

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the Company’s voting rights.

Notice of Shareholders’ Meetings

The Company must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO,” and must be sent to the COB prior to publication. This preliminary notice must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

At least 15 days prior to the date set for the meetings on first call and at least six days before any second call, the Company must publish a final notice (avis de convocation) containing among other things, the final agenda, time and place of the meeting and other related information. This final notice must be sent by mail to all registered shareholders who have held shares for at least one month prior to the date of publication of the final notice, and must also be published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which the Company is registered, as well as in the BALO, with prior notice having been given to the COB.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception, shareholders may take action with respect to the dismissal of Directors and various matters even though these actions have not been included on the agenda.

Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of shares calculated on the basis of a formula relating to the Company’s share capital;

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the Company’s voting rights; or

•	the workers’ committee.

The Board of Directors must submit these resolutions to a vote of the shareholders.

In addition, during the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors is then obliged to respond to these questions.

Attendance and Voting at Shareholders’ Meetings

Each Share confers on a shareholder the right to one vote. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights, subject to the conditions specified in French Company Law and the Company’s statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting or to vote by mail.

According to the Company’s statuts, in order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by the Company or on the Company’s behalf by an agent appointed by the Company at least one day prior to the date of the meeting.

A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least one day before the meeting.

The Company’s statuts provide that shareholders may, if the Board of Directors so approve when the meeting is convened, participate in a shareholders’ meeting by videoconference or by other means of telecommunication provided shareholder identification is possible in accordance with applicable laws and regulations.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their Shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate and vote in general meetings either in person, by proxy, by mail, by videoconference or by any other means of telecommunication which allows shareholders to be identified.

Proxies will be sent to any shareholder on request with, among other things, the text of the resolutions to be passes at the relevant meeting. In order to be counted, such proxies must be received at the Company’s registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed by the Board of Directors and against all others.

With respect to votes by mail, the Company must send shareholders a voting form. The completed form must be returned to the Company at least three days prior to the date of the shareholders’ meeting.

Quorum

French Company Law requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or voting by mail, by proxy or by videoconference or by any other means of telecommunication which allows shareholders to be identified to satisfy the quorum requirement for:

•	an ordinary general meeting; and

•	an extraordinary general meeting where an increase in the Company’s share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is 33 1/3% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is resumed only to approve an increase in the Company’s share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail or by proxy and, by videoconference or by any means of telecommunication allowing them to be identified for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

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

Abstention from voting by those present either in person, by videoconference or by any means of telecommunication allowing shareholders to be identified, or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

In general, each shareholder is entitled to one vote per share at any general meeting. Under French Company Law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders’ meeting, the Company must provide a set of documents, including the Company’s annual report and a summary of the results of the five previous fiscal years, to any shareholder who so requests. French Company Law requires that a special report be provided to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by the Company.

2.    Dividends

The Company may only distribute dividends out of the Company’s “distributable profits,” plus any amounts held in the Company’s reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or the Company’s statuts. “Distributable profits” consist of the Company’s unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or the Company’s statuts.

Legal Reserve

French Company Law provides that each French société anonyme, such as the Company, must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the share capital. This restriction of payment of dividends also applies to each of the Company’s French subsidiaries on an unconsolidated basis. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

According to French Company Law, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If the Company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by the Company’s auditors, the Board of Directors may distribute interim dividends, to the extent of the distributable profits for the period covered by the interim income statement. The Board of Directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by an ordinary shareholders’ meeting is required.

Distribution of Dividends

If a priority dividend is paid in full, dividends are distributed to shareholders pro-rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the Board of Directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting, or by the Board of Directors in the absence of such a decision by the shareholders.

In addition, the Company’s statuts authorize the shareholders, in an ordinary meeting, to authorize the grant to each shareholder an option to receive all or part of any annual or interim dividends in either cash or shares.

Timing of Payment

According to French Company Law, the Company must pay any dividends within nine months of the end of the Company’s fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

3.    Changes in Share Capital

Increases in Share Capital

As provided by French Company Law, the Company’s share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following a recommendation of the Board of Directors. Increases in the Company’s share capital may be effected by:

•	issuing additional shares;

•	increasing the nominal value of existing shares; or

•	issuing investment certificates or a new class of shares.

Increases in share capital by issuing additional shares, investment certificates or a new class of shares may be effected by issuing such securities:

•	for cash;

•	for assets contributed in kind;

•	by conversion, exchange or redemption of debt securities convertible, redeemable or exchangeable into the Company’s Shares;

•	upon the exercise of stock options, warrants or other similar securities comprising rights to subscribe for the Company’s Shares;

•	by capitalization of profits, reserves or share premiums;

•	subject to various conditions, in satisfaction of debt incurred by the Company; or

•	any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting.

The shareholders may delegate the right to carry out any increase in share capital (other than for in-kind contribution) to the Board of Directors, provided that this increase has been previously authorized by the shareholders. The Board of Directors may further sub-delegate this right to the Company’s Chairman and Chief Executive Officer. Each time the shareholders decide on a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase, they must decide on whether or not to proceed with a capital increase reserved to employees of the Company and its subsidiaries or whether or not to delegate to the Board of Directors the right to carry out such reserved capital increase.

Decreases in Share Capital

According to French Company Law, any decrease in the Company’s share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase the Company’s own shares, all holders of shares must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

4.    Preemptive Subscription Rights

According to French Company Law, if the Company issue new securities for cash giving rights, either immediately or at a later date, to subscribe to the Company’s new shares, current shareholders will have preemptive subscription rights to these securities on a pro-rata basis. These preemptive rights require the Company to give priority treatment to those shareholders. Preemptive subscription rights are transferable during the subscription period relating to a particular offering of shares. These rights may also be listed on Euronext Paris or any relevant stock exchange.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French Company Law requires that the

Board of Directors and the Company’s independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give existing shareholders a non-transferable priority right to subscribe to such new equity securities during a limited period of time. Shareholders also may notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

5.    Form, Holding and Transfer of Shares

Form of Shares

The Company’s statuts provide that the Shares may be held in registered or bearer form.

Holding of Shares

In accordance with French law concerning dematerialization of securities, ownership of shares are not represented by share certificates but by book entries.

The Company maintains a share account with Euroclear France (“Euroclear”) in respect of all shares in registered form which is administered by BNP Paribas. In addition, the Company maintains separate accounts in the name of each shareholder either directly, or, at the shareholder’s request, through his accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held through an accredited intermediary, the shareholder account shows that the shares are held through such intermediary. BNP Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations do not constitute documents of title.

Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account maintained by such accredited intermediary with Euroclear. This account is separate from the Company’s account with Euroclear. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration in respect thereof. The Company’s statuts permit the Company to request that Euroclear provide the Company at any time with the identity of the holders of the Company’s shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held.

In addition, according to French Company Law, shares held by non-French residents may be held by an intermediary on the shareholders behalf in a collective account or in several individual accounts. The intermediary must declare his position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of shares recorded in the collective account or in several individual accounts by an intermediary will be represented in shareholders’ meetings by this intermediary.

Transfer of Shares

The Company’s statuts do not contain any restrictions relating to the transfer of shares.

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

6.    Liquidation Rights

If the Company is liquidated, any assets remaining after payment of the Company’s debts, liquidation expenses and all of the Company’s remaining obligations will be distributed first to repay in full the nominal value of the Company’s shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

7.    Requirements for Holdings Exceeding Certain Percentages

French Company Law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or the voting rights of a listed company in France such as the Company, or that decreases its shareholding or voting rights above or below any of these percentages, must notify the company within 15 calendar days of the date it crosses each threshold of the number of shares or ADSs it holds and their voting rights. The individual or entity must also notify the CMF within five trading days of such date of the number of equity securities it holds and the voting rights attached thereto.

French law and the COB impose additional reporting requirements on persons, acting alone or in concert with others, who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file with the CMF, the COB and such listed company, a report within fifteen calendar days of the date such thresholds being crossed. In this report the acquirer must specify its intentions for the following 12-month period including whether or not such person or persons intend to continue its purchases, to acquire the control of such company or to seek a nomination to the company’s Board of Directors. This report must be filed with the CMF, the COB and such listed company. The CMF publicly releases the notice. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or its shareholders. Upon any change of intention, it must file a new report. These requirements also apply to accredited intermediaries that hold shares on behalf of shareholders who are not French residents.

Under the regulations of the CMF, and subject to limited exemptions granted by the CMF, any person or persons acting in concert who comes to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

In order to permit intermediaries or shareholders to give the notice required by law, the Company must publish information with respect to the total number of voting rights outstanding as of the date of the Company’s annual general meeting in the BALO not later than 15 calendar days after such meeting. In addition, if the number of outstanding voting rights changes by at least 5% or more between two ordinary general meetings, the Company must publish in the BALO, within 15 calendar days of such change, the number of voting rights then outstanding and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to the Company and to the CMF.

In the case of a violation of the notification requirements provided for under French Company Law, the undeclared share capital interest in excess of the required notification level will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with such notification requirement. In addition, any shareholder who fails to comply with the above legal requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Company’s chairman, any shareholder or the COB, and may be further subject to a €18,000 fine.

If the accredited intermediary which holds shares on behalf of a shareholder, who is not a French resident, does not comply with the above legal notification requirement, the voting rights of the shares for which the accredited intermediary is registered cannot be exercised until such date as the notification requirement has been met and the payment of the corresponding dividend is postponed until such date. In addition, if the accredited intermediary knowingly fails to comply with such legal notification requirement, a court located in the jurisdiction of the headquarters of the Company may, at the request of the Company or one or several shareholders representing at least 5% of the share capital of the Company, deprive the shares in excess of the relevant threshold of attached voting rights and possibly dividends for a period not to exceed 5 years.

8.    Purchase of the Company’s Own Shares

Under French Company Law, the Company may not subscribe its own shares. However, the Company may, directly or through an intermediary acting on its behalf, acquire the Company’s own shares for, among other things:

(a)  to reduce the Company’s share capital by canceling such acquired shares, with approval of the Company’s shareholders at an extraordinary meeting,

(b)  to obtain shares for distribution to the Company’s employees under a profit-sharing plan or stock option plan or,

(c)  to acquire up to 10% of the Company’s share capital in connection with a corporate share repurchase program, provided the Company’s shares are listed on a regulated market (e.g., the Premier Marché, the Second Marché, or the Nouveau Marché). The Company has filed a Note d’information and has received the approval, or visa, from the COB on November 21, 2001, as well as the Company’s shareholders’ approval at an ordinary general meeting held on December 18, 2001. The COB visa number is 01-1339. A new resolution will be submitted to this effect to the next general shareholders’ meeting convened to approve the financial statements for the fiscal year ended June 30, 2002.

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

On December 18, 2001, the shareholders authorized the Board of Directors to repurchase up to 10% of the Company’s total outstanding share capital. The total amount of such purchase may not exceed 10 million euros. This authorization voids and replaces the one which was granted by the Company’s general shareholders meeting on December 18, 2000. This authorization will expire on the date of the annual shareholders’ meeting called to approve the accounts for the fiscal year ending June 30, 2002. A new resolution will be submitted to this effect at the November, 2002 shareholders’ general meeting convened to approve the accounts for the fiscal year ended June 30, 2002.

9.    Trading the Company’s Shares

Under Règlement No. 90-04 of the COB, as amended, the Company may not trade in its shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

•
trades must be executed on behalf of the Company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries,

•	any block trades may not be at a price above the current market price, and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which is executed.

If a company’s shares, such as ILOG’s, are continuously quoted (cotation en continu), then a trade must meet the following further requirements to be considered valid:

•
the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares, and

•
the trade must not account for more than 25% of the average total daily trading volume on the Nouveau Marché in the shares during the 15 trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like the Company’s shares, are traded on the immediate settlement market and are not eligible for the deferred settlement service.

If a company’s shares are quoted at fixings, then a trade must meet one further requirement to be considered valid:

•	the trade must not account for more than 25% of the average daily trading volume of the Nouveau Marché in the shares during the 15 trading days immediately preceding the trade.

Trading volume restrictions do not apply to purchases of securities on behalf of an issuer by an authorized investment firm (“prestataire de services d’investissement”) acting pursuant to a liquidity agreement (contrat de liquidité) in conformity with a code of ethics (“charte de déontologie”) that has been approved by the COB. The first code of ethics was adopted by the “Association Française des entreprises d’investissement” (AFEI) and approved by the COB on February 13, 2001.

However, there are two periods during which the Company is not permitted to trade in the Company’s own securities: the 15-day period before the date on which the Company make the Company’s consolidated or annual accounts public, and the period beginning on the date at which the Company become aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

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

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, both E.U. and non-E.U. residents must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Such déclaration administrative must also be filed in connection with the acquisition made by a French company under foreign control. Under existing administrative rulings, a French company listed on a regulated market is regarded as under foreign control if 20% or more of its share capital or voting rights is held by a non-French resident or French company under foreign control, but a lower percentage may be held to constitute foreign control in certain circumstances (depending, for instance, upon such factors as the acquiring party’s intentions and its ability to elect Directors or financial reliance by the French Company on the acquiring party).

E.    Taxation

The following is a general summary of the material French tax and U.S. federal income tax consequences to certain holders of ADSs that are U.S. citizens and residents, U.S. corporations, and certain other entities and organizations potentially affected by U.S. federal income taxation (collectively, “U.S. Holders”). This summary does not purport to address all of the material consequences to these U.S. Holders or to any other holders. This summary also does not take into account the specific circumstances of any particular U.S. Holder although such circumstances might materially affect the general tax treatment of such U.S. Holder. Therefore, all holders of ADSs are advised to consult their own tax advisors, with respect to the U.S. federal, state and local tax consequences, French tax consequences, or foreign tax consequences of the ownership and disposition of ADSs and the Shares corresponding thereto.

This summary is based on the Internal Revenue Code of 1986 as amended (the “Internal Revenue Code”), French law, U.S. Treasury and French tax regulations, and the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the “Treaty”).

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

In order to be entitled to benefits conferred by the Treaty, a U.S. holder must be a “resident” of the United States (hereafter referred to as a “U.S. Resident Holder”) within the meaning of the Treaty. Included in the category of “U.S. Resident Holders” would generally be: (i) citizens or residents of the United States; (ii) corporations and certain other entities organized under the laws of the United States, or of any State thereof; (iii) certain pension trusts and other retirement or employee benefits organizations established in the United States by a “resident” thereof but generally exempt from U.S. tax; (iv) certain not-for-profit organizations established in the U.S. but generally exempt from U.S. tax; (v) U.S. regulated investment companies, U.S. real estate investment trusts, and U.S. real estate mortgage investment conduits; and (vi) partnerships or similar pass-through entities, estates, and trusts to the extent the income of such partnerships, similar entities, estates, or trusts is subject to tax in the United States as income of a resident in its hands or the hands of its partners, beneficiaries, or grantors. In addition, in order to be entitled to benefits conferred by the Treaty, a U.S. Resident Holder must also qualify for such benefits under the limitation on benefits provisions of Article 30 of the Treaty. The discussion below is based on the assumption that a U.S. Resident Holder would so qualify but each U.S. Holder should consult with their own advisor to ensure that this is the case.

This summary does not address all aspects of U.S. federal income taxation that may apply to U.S. Holders or U.S. Resident Holders that are subject to special tax rules, including U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities-broker dealers, investors that directly, indirectly or by attribution own 10% or more of the outstanding share capital or voting stock of ILOG, persons holding their ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the U.S. dollar. Such Holders may be subject to U.S. federal income tax consequences different from those set forth below. If a partnership holds ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder or U.S. Resident Holder is a partner in a partnership that holds ADSs, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the ADSs.

Deposits or withdrawals of Shares by a U.S. Holder for ADSs will not be subject to United States federal income tax.

For most purposes of the Treaty and the Internal Revenue Code as in effect as of the date of this Annual Report on Form 20-F, U.S. ADS Holders should be treated as the owners of the Shares corresponding to such ADSs. Accordingly, the French and U.S. federal tax consequences discussed below generally should be applicable to U.S. Holders of Shares.

Taxation of Dividends

In France, companies may only pay dividends out of income remaining after tax has been paid. A resident of France is generally entitled to an avoir fiscal, or a tax credit, in respect of a dividend received from a French corporation, such as ILOG.

The amount of the avoir fiscal is generally equal to:

•
50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•	25% of the dividend paid for the other shareholders who used the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

In addition, if the distribution of dividends by the company gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	50% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%; and

•	70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits and such dividends give rise to the avoir fiscal (see paragraph below relating to the précompte).

Under French domestic law, dividends paid to non-residents are usually subject to a 25% withholding tax and non-residents are not eligible for the benefit of the avoir fiscal. The benefit of the reduced rate of withholding tax, and if applicable, of the avoir fiscal may, under certain conditions be allowed to shareholders who are not residents of France if they are entitled to and they comply with procedures for claiming benefits under the applicable tax treaty between France and such non-resident’s country of residence.

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

The French tax authorities published an instruction on June 7, 1994 (the “Instruction”) providing that dividends paid to a U.S. Resident Holder which is entitled to either a full or partial refund of avoir fiscal as described below will no longer be subject to the French withholding tax of 25% (with this tax reduced at a later date to 15% subject to filing formalities), but will be immediately subject to the reduced rate of 15% provided that such U.S. Resident Holder establishes before the date of payment that such holder is a “resident” of the United States under the Treaty.

In addition, assuming again that dividends are not attributable to a permanent establishment or fixed base maintained in France, certain U.S. Resident Holders described below are also entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, with respect to such dividends. These U.S. Resident Holders that may be entitled to receive payments of the avoir fiscal are: (i) individuals or other non-corporate persons; (ii) U.S. corporations, other than regulated investment companies, that do not directly or indirectly own 10% or more of the capital of ILOG; and (iii) regulated investment companies that do not directly or indirectly own 10% or more of the capital of ILOG but only if less than 20% of their shares are beneficially owned by persons who are not citizens or residents of the United States. It is important to note that a U.S. Resident Holder described immediately above may receive a payment of the avoir fiscal only if such holder is subject to U.S. federal income tax on the payment of the avoir fiscal and the related dividend. Nevertheless, a partnership or trust may also qualify but only to the extent that the partners, beneficiaries, or grantors would qualify under (i) or (ii) immediately above (and are subject to U.S. federal income tax on the payment of the avoir fiscal and the related dividend). In addition, in order to receive payment of the avoir fiscal, the U.S. Resident Holder may be required to demonstrate to the French authorities that such holder is the beneficial owner of the dividend and that the shareholding does not have as its principal purpose, or one of its principal purposes, to allow another person to obtain the refund of avoir fiscal.

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

Under the Instruction, in order to benefit from the reduced withholding tax rate of 15% immediately upon payment of a dividend and to receive, where applicable, the payment of the avoir fiscal less the 15% withholding tax on that amount, a U.S. Resident Holder must complete and file a French Treasury form RF IA EU-No. 5052, entitled “Application for Refund”, before the date of payment of the dividends. The form, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and may also be available from the U.S. Internal Revenue Service. However, should a U.S. Resident Holder not be able to complete and file the French Treasury form RF IA EU-No. 5052 on the date of payment of the dividends at the latest, such U.S. Resident Holder could benefit from the favorable treatment provided by the Treaty if the holder completes and files a simplified application form before the date of payment of the dividends. A model of such simplified application form is provided by the Instruction. The Depositary will arrange for the filing with the French fiscal authorities of all forms completed by U.S. Holders registered with the Depositary and returned to the Depositary in time to be filed with the French fiscal authorities prior to the payment of the dividend. The payment of the avoir fiscal (net of withholding tax) is generally expected to be made within 12 months of filing the form, but not before January 15 following the close of the calendar year in which the related dividend is paid.

In addition, U.S. pension funds must, inter alia, provide the Centre des Impôts des Non-Résidents with a tax certificate from the U.S. Internal Revenue Service indicating that such pension funds have been established and are operated in accordance with Sections 401(a), 403(b) or 457 of the Internal Revenue Code. A mutual fund or other investment company must provide a certification by the Service of such Company’s status as a regulated investment company under Section 851 of the Internal Revenue Code.

Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a tax known as the précompte if they give rise to the avoir fiscal. The précompte is paid by the distributing company to the French tax authorities. The amount of the précompte is equal to 50% of the net dividends before withholding tax.

If a U.S. Resident Holder is not entitled to the avoir fiscal payment described above (or is entitled to only a partial payment of the avoir fiscal), such a holder generally may obtain from the French tax authorities a refund of précompte paid in respect of the dividends, less French withholding tax on the amount thereof, and the partial avoir fiscal, if any.

For U.S. federal income tax purposes, the gross amount of any distribution as well as the gross amount of any avoir fiscal (or précompte) paid to a U.S. Resident Holder (before reduction for French withholding taxes) will generally be treated as a dividend to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined for U.S. tax purposes) and will be included in gross income of the U.S. Holder as ordinary income in the year actually or constructively received. To the extent that the amount of any distribution exceeds current and accumulated earnings and profits of the Company as calculated for U.S. federal income tax purposes, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, the U.S. Holder will recognize on a subsequent disposition of the ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. A dividend received deduction will generally not be allowed with respect to dividends paid by the Company. For purposes of determining the amount included in gross income, any distribution or avoir fiscal payment (or précompte refund) in euros will be converted to U.S. dollars at the spot rate on the date so included. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is included in income to the date such dividend payment is actually converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States.

French withholding tax imposed on dividends paid by the Company and imposed on related payments of avoir fiscal (or précompte) may, subject to certain generally applicable conditions and limitations, be taken as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability. Dividends and related payments of avoir fiscal (or précompte) will, in most cases, be considered “passive income” from sources outside of the United States for purposes of these U.S. foreign tax credit provisions. Alternatively, a U.S. Holder may claim the foreign taxes as an itemized deduction for the taxable year within which they are paid or accrued. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

Taxation of Capital Gains

In general, a U.S. Resident Holder will not be subject to French tax on any capital gain derived from the sale or exchange of ADSs, except where such gain is attributable to a permanent establishment or fixed base maintained by the U.S. Resident Holder in France.

For U.S. tax purposes, a U.S. Holder generally will recognize gain or loss upon the sale or exchange of ADSs equal to the difference between the amount realized from the sale or exchange of the ADSs and the U.S. Holder’s basis in such ADSs. In general, such gain or loss will be U.S. source capital gain or loss, and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. In the case of individual U.S. Holders, any adjusted capital gains are generally subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

Passive Foreign Investment Company Status

A non-U.S. corporation such as the Company will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. If the Company were characterized as a PFIC for any taxable year, U.S. Holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ADSs. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs in the Company.

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

French Wealth Tax

Under the Treaty, the French wealth tax applicable to individuals does not apply to U.S. Resident Holders owning alone or with related persons, directly or indirectly, ADSs giving the right to less than 25% of the corporate earnings of the Company.

U.S. Information Reporting and Backup Withholding

Dividend payments made to a Holder and proceeds paid from the sale, exchange, redemption or disposal of ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 30%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number of certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S. related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as a backup withholding may be credited against a Holder’s U.S. federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

F.    Dividends and Paying Agents

Not Applicable.

G.    Statements by Experts

Not Applicable.

H.    Documents on Display

The documents filed by the Company with the Securities and Exchange Commission can be read at the Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street N.W., Washington D.C. 20549, and at the Northwest Atrium Centre, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

I.    Subsidiary Information

Not Applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Approximately 26% of the Company’s revenues and 48% of the Company’s expenses in 2002 were denominated in euros or euro equivalent currencies, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms. For the year ended June 30, 2002, the effect of a 10% hypothetical uniform strengthening in the value of the euro relative to the U.S. dollar would result in an increase in revenues of $2.1 million and expenses of $3.9 million with a decrease in operating income and a decrease of other income of approximately $1.8 million and decrease of earnings per share of $0.10.

Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on non-U.S. dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in the Company’s statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. Until June 2001 the Company did not undertake any hedging activities, However, in July 2001 the Company started some limited hedging activities in the form of forward contracts selling U.S. dollars for euros that are designed to mitigate the effect of changing exchange rates on earnings per share. For a further discussion regarding the hedging investments utilized by the Company in 2002, see Note 3 to the Consolidated Financial Statements.

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

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report:

1.	Statuts (by-laws), of ILOG S.A., as amended (unofficial English translation)

3.
Subscription Agreement, dated as of June 29, 1998, between ILOG S.A. and SAP Aktiengesellschaft (incorporated by reference to Exhibit 3 on Form 20-F of the Company for the fiscal year ended June 30, 1998, Commission file Number 0-29144)

8.	Subsidiaries of the Registrant (see “Item 4. Information on the Company—Organizational Structure”)

ILOG S.A.

REPORT OF INDEPENDENT AUDITORS

The Directors and Shareholders
ILOG S.A.

We have audited the accompanying consolidated balance sheets of ILOG S.A. as of June 30, 2002 and 2001 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ILOG S.A. at June 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG Audit

Represented by John Mackey

Paris, France
July 29, 2002

ILOG S.A.

CONSOLIDATED BALANCE SHEETS
(In thousands, except for share data)

	June 30,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$31,368	$20,870
Accounts receivable (less allowance for doubtful accounts of $692 and $1,074 at June 30, 2002 and 2001, respectively)	19,163	22,215
Value-added tax collectible on accounts receivable	1,043	1,135
Other receivables	3,534	2,958
Prepaid expenses	1,332	1,303

Total current assets	56,440	48,481

Property and equipment	15,771	13,237
Less accumulated depreciation and amortization	(9,049)	(6,555)

Property and equipment—net	6,722	6,682

Other assets	493	214

Total assets	$63,655	$55,377

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$6,610	$7,827
Accrued compensation	8,846	7,139
Value-added tax payable	1,005	1,276
Lines of credit	—	1,303
Current portion of long-term debt	—	1,707
Current portion of capitalized lease obligations	430	320
Deferred revenue	10,474	8,015

Total current liabilities	27,365	27,587
Long-term portion of capitalized lease obligations	340	262

Total liabilities	27,705	27,849

Commitments and contingencies

Shareholders’ equity:
Shares, €0.61 nominal value 16,670,665 and 16,152,850 shares issued and outstanding at June 30, 2002 and 2001, respectively	11,390	11,109
Additional paid-in capital	65,960	62,863
Accumulated deficit	(39,816)	(40,625)
Cumulative translation adjustment	(1,584)	(5,819)

Total shareholders’ equity	35,950	27,528

Total liabilities and shareholders’ equity	$63,655	$55,377

See notes to consolidated financial statements

ILOG S.A.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except for share and per share data)

	Year Ended June 30,
	2002	2001	2000
Revenues:
License fees	$53,173	$52,325	$46,776
Services	29,480	27,301	25,059

Total revenues	82,653	79,626	71,835
Cost of revenues:
License fees	1,163	1,258	1,065
Services	12,785	13,179	13,630

Total cost of revenues	13,948	14,437	14,695

Gross profit	68,705	65,189	57,140
Operating expenses:
Marketing and selling	44,622	40,958	35,625
Research and development	15,289	14,804	12,195
General and administrative	7,898	8,709	8,115
Write-off of acquired intangibles	—	—	253

Total operating expenses	67,809	64,471	56,188

Income from operations	896	718	952
Interest expense	(142)	(312)	(424)
Interest income	646	775	483
Foreign exchange gain	209	535	735

Net income before income taxes	1,609	1,716	1,746
Income taxes	(800)	(789)	(566)

Net income	$809	$927	$1,180

Net income per share
—basic	$0.05	$0.06	$0.08

—diluted	$0.05	$0.05	$0.07

Number of shares used in computing net income per share
—basic	16,378,856	15,764,770	14,628,098

—diluted	17,717,172	17,546,904	17,854,659

See notes to consolidated financial statements

ILOG S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands, except for share data)

	Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Shareholders’ Equity (Deficit)
	Shares	Amount
Balance June 30, 1999	14,096,500	$9,918	$52,506	$(42,732)	$(1,667)	$18,025
Options exercised	874,301	514	3,321			3,835
Issuance of shares	391,918	240	2,042			2,282
Amortization of deferred stock compensation			24			24
Components of comprehensive income:
Translation adjustment					(1,264)	(1,264)
Net income				1,180		1,180

Total comprehensive loss						(84)

Balance June 30, 2000	15,362,719	10,672	57,893	(41,552)	(2,931)	24,082
Options exercised	761,891	421	4,186			4,607
Issuance of shares	28,240	16	774			790
Amortization of deferred stock compensation			10			10
Components of comprehensive income:
Translation adjustment					(2,888)	(2,888)
Net income				927		927

Total comprehensive loss						(1,961)

Balance June 30, 2001	16,152,850	11,109	62,863	(40,625)	(5,819)	27,528
Options exercised	151,567	82	746			828
Issuance of shares	366,248	199	2,276			2,475
Issuance of warrants			75			75
Components of comprehensive income:
Translation adjustment					4,235	4,235
Net income				809		809

Total comprehensive income						5,044

Balance June 30, 2002	16,670,665	$11,390	$65,960	$(39,816)	$(1,584)	$35,950

See notes to consolidated financial statements

ILOG S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended June 30,
	2002	2001	2000
Cash flows from operating activities:
Net income	$809	$927	$1,180
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	3,157	2,079	2,163
Unrealized gain on derivative instruments	(342)	—	—
Non-cash compensation	75	10	24
Loss on sales of fixed assets	19	98	5
Increase (decrease) in cash from:
Accounts receivable	3,737	(154)	(9,154)
Value-added tax collectible on accounts receivable	242	(255)	453
Other receivables	10	(26)	(1,379)
Prepaid expenses	219	(565)	17
Accounts payable and accrued expenses	(807)	666	1,288
Accrued compensation	751	576	1,816
Deferred revenue	1,690	1,537	727
Value-added tax payable	(349)	233	95
Other	504	(257)	244

Net cash provided by (used for) operating activities	9,715	4,869	(2,521)

Cash flows from investing activities:
Purchases of property and equipment	(2,235)	(4,510)	(1,534)
Acquisition of intangible assets	—	(284)	—
Proceeds from sale of property and equipment	—	1	25

Net cash used for investing activities	(2,235)	(4,793)	(1,509)

Cash flows from financing activities:
Repayment of loans	(1,817)	(1,699)	(1,558)
Proceeds (repayment) of line of credit	(1,300)	(302)	502
Principal payments on capital lease obligations	(447)	(453)	(479)
Cash proceeds from issuance of shares	3,303	5,347	6,318

Net cash provided by (used for) financing activities	(261)	2,893	4,783

Effect of exchange rate changes on cash and cash equivalents	3,279	(2,415)	(965)

Net increase (decrease) in cash and cash equivalents	10,498	554	(1,216)
Cash and cash equivalents, beginning of period	20,870	20,316	21,532

Cash and cash equivalents, end of period	$31,368	$20,870	$20,316

Supplemental disclosure
Income taxes paid	$1,321	$380	$302
Capital lease obligation incurred	$530	$415	$507

See notes to consolidated financial statements

ILOG S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of Business and Summary of Significant Accounting Policies

Nature of Business

ILOG S.A. (the “Company”) is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. The Company was founded in 1987.

The Company develops, markets and supports advanced software components for user interface, resource optimization and business rules functions that are fundamental to the development of business applications. The Company’s object oriented libraries are used in all development stages, from conceptual modeling to final delivery, of C, C++ and Java compiled applications. The Company’s products are distributed through its direct sales force, system integrators, value added resellers, independent software vendors and original equipment manufacturers.

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

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the applicable local currency in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”, while the Company’s reporting currency is the U.S. dollar.

All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the weighted average exchange rates for the year, and (3) shareholders’ equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders’ equity, and transaction gains and losses are reflected in net income.

Due to the number of currencies involved, the constant change in currency exposures, and the substantial volatility of currency exchange rates, the effect of exchange rate fluctuations upon future operating results could be significant.

Revenue Recognition

The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the product is shipped, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), as

amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2”, and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, customization or complex integration of software, the entire arrangement is accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, “Long-Term Construction-Type Contracts”, using the relevant guidance in SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

Service revenue from software maintenance agreements is recognized ratably over the maintenance period, which in most instances is for one year. Accordingly, deferred revenues mostly comprises of deferrals for invoiced maintenance services, not yet recognized as revenues. Other service revenue, primarily consulting and training, are generally recognized at the time the service is performed. When consulting services are considered essential or the arrangement involves customization or modification of the software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting. In software arrangements that include rights to multiple software products, post-contract customer support, and/or other services, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

Sales Returns and Warranties

The Company’s customers generally do not have the right to return product for credit or refund. Any potential sales returns are covered by the Company’s allowance for sales returns and doubtful accounts. The Company provides for the costs of warranty when specific problems are identified. The Company has not experienced any significant sales returns and warranty claims to date.

Net Income Per Share

Basic net income per share is computed using the weighted average number of shares outstanding during the period. Diluted net income per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of stock options and warrants. See also Note 7, “Earnings Per Share”.

Cash and Cash Equivalents

The Company considers all highly liquid investments with insignificant interest risk and purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include marketable securities which consist principally of money market funds, certificates of deposits, and commercial paper. The cost associated with such securities approximates fair market value.

All of the Company’s cash and cash equivalents are classified as available-for-sale and are recorded at amounts that approximate fair market value based on quoted market prices at June 30, 2002 and 2001. Unrecognized gains or losses on available-for-sale securities are included, net of tax, in equity until their disposition. Realized gains and losses and decline in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

Fair Value of Financial Instruments

At June 30, 2002 and 2001, the carrying values of current financial instruments such as cash, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. There was no long-term debt at June 30, 2002 and 2001.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Computer equipment and purchased software	1-3 years
Furniture and other equipment	4-8 years
Leasehold improvements	10 years, or lease term if less

Amortization of capitalized leased equipment is included in depreciation expense.

Long-lived assets are written-down when, as a result of events and changes in circumstances within the year, their recoverable value based on undiscounted future cash flows is permanently less than their carrying value.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company has cash investment policies that limit investments to short-term low risk instruments. The Company’s cash is held principally in euros and primarily among Crédit Lyonnais, Société Générale and Crédit Agricole Indosuez.

The Company sells its products to customers in a variety of industries in Europe, North America and Asia. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Collateral is generally not required.

Sales to one customer, SAP A.G., accounted for approximately 11%, 9% and 10% of revenues for the years ended June 30, 2002, 2001 and 2000, respectively.

Software Development Costs

The Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require management’s judgment with respect to certain external factors, including, but not limited to, anticipated future gross license revenues, estimated economic life and changes in software and hardware technology. Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company’s products has been of relatively short duration, costs qualifying for capitalization were insignificant during the years ended June 30, 2002, 2001 and 2000, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

Research and Development Grants

The Company receives financial support for various research projects from public institutions. Such support is recorded as a reduction of research and development expenses in the periods when the projects are undertaken, the related expenses have been incurred and the funding has been definitively acquired. Financial support of

$757,000, $824,000 and $880,000 received in the years ended June 30, 2002, 2001 and 2000, has been recorded as reductions to the related research and development expenses in each such year.

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

Employee Stock Option Plans

The Company complies with the disclosure provisions of Financial Accounting Standard No. 123 (SFAS 123), “Accounting for Stock Based Compensation”. As permitted by SFAS 123, the Company continues to account for its employee stock option plans in accordance with the provisions of the Accounting Principles Board opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, which requires that compensation expense be recorded when the option exercise price is less than the market value of the underlying share on the grant date. Differences between the exercise price of the options and the estimated fair value of the underlying shares are recorded as compensation expense and amortized over the vesting period.

Advertising Costs

The Company expenses advertising expenses as incurred. Advertising expenses totaled $3,882,000, $3,589,000, and $2,578,000 for the years ended June 30, 2002, 2001, and 2000, respectively.

Derivative Instruments and Hedging

The Company complies with the Financial Accounting Standards Board issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activity” (FAS 133). FAS 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. Fair value is determined by reference to published exchange rate.

For the year ended June 30, 2002, the Company entered into limited hedging activities as described below in note 3. For the years ended June 30, 2001 and 2000 the Company did not have any hedging activity. These transactions can be considered as hedges in economic terms but the required conditions for hedge accounting per FAS 133 were not met. In the Company’s case the hedging instruments and the hedged item were reported independently as if there were no hedging arrangements, thus the derivatives are initially recorded at cost including transaction costs, and reported at fair value, with changes in fair value included in foreign exchange gain (loss). The Company generally limits the use of hedge accounting for certain significant transaction. Consequently as at 30 June 2002, the Company had no fair value hedges, cash flow hedges or hedges of net investment in a foreign entity that meet the strict requirements to qualify for hedge accounting under FAS 133.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Impairment of long-Lived Assets (“FAS 144”). FAS 144 supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of (“FAS 121”). FAS 144 retains the requirements of FAS 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. FAS 144 removes goodwill from its scope. FAS 144 is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The adoption of FAS 144 is not expected to have any material adverse impact on the Company’s financial position or results of its operations.

In November 2001, the Financial Accounting Standards Board issued a Staff Announcement Topic D-103, “Income Statement Characterization of Reimbursement Received for “Out-of-Pocket” Expenses Incurred”. Topic D-103 establishes that reimbursements received for out-of-pocket expenses should be reported as revenue in the statement of operations. Previously, reimbursable expenses were not reported as revenues and costs. The services revenues and costs, as reported, reflect the implementation of this new rule. This change increased both services revenues and costs by $462,000, $470,000 and $540,000 for the years ended June 30, 2002, 2001 and 2000, respectively. The Company’s adoption of this rule does not and will not affect earnings in any past or future periods.

2.    Cash and Cash Equivalents

Cash and cash equivalents, all of which are classified as available-for-sale securities, include:

	June 30,
	2002	2001
	(In thousands)
Cash held at bank	$8,686	$7,224
Cash equivalents	22,682	13,646

Total cash and cash equivalents	$31,368	$20,870

Gross realized gains and losses on sales of available-for-sale securities during 2002, 2001 and 2000 were immaterial. There was no unrealized holding gains or losses on available-for-sale securities at June 30, 2002 or 2001.

As of June 30, 2002 and 2001, all cash equivalents have contractual maturities of less than three months.

3.    Financial instruments

The following table presents the carrying amount of financial instruments at June 30, 2002:

	2002
	Notional Amount	Fair Value
Forward sale contracts of U.S. dollars for euros	$3,200,000	$3,542,000
Forward sale contracts of Japanese yen for euros	1,900,000	2,035,000

These financial instruments are designed to mitigate the effect of changing exchange rates on the Company’s earnings per share. They do not qualify as hedges under FAS 133 and changes in fair value are recognized to earnings. In 2002 the Company derived a gain of approximately $0.5 million from such hedging activities which is included as part of foreign exchange gain.

These financial instruments have a maturity date of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

The Company does not use derivative financial instruments for trading or speculative purposes.

4.    Property and Equipment

Property and equipment includes:

	June 30,
	2002	2001
	(In thousands)
Computer equipment and purchased software	$11,486	$9,476
Furniture and other equipment	2,772	2,494
Leasehold improvements	1,513	1,267

Total property and equipment	15,771	13,237
Accumulated depreciation and amortization	(9,049)	(6,555)

Property and equipment, net	$6,722	$6,682

Equipment purchased under capital leases in the years ended June 30, 2002 and 2001 totaled $530,000 and $415,000, respectively. The cost of such equipment included in property and equipment at June 30, 2002 and 2001 totaled $2,500,000, and $1,926,000, respectively. Accumulated amortization of this equipment totaled $1,706,000 and $1,318,000 at June 30, 2002 and 2001, respectively.

5.    Debt

The following table presents a summary of the Company’s debt:

	June 30,
	2002	2001
	(In thousands)
Short-term debt:
Lines of credit	$—	$1,303
Current portion of interest-free loans from French government agencies, denominated in euros	—	40
Current portion of capital lease obligation	430	320
Current portion of notes payable to stockholders	—	1,667

Total short-term debt	$430	$3,330

Long-term debt:
Long-term portion of capital lease obligation	$340	$262

Total long-term-debt	$340	$262

In November 2001, the Company established a line of credit with a bank secured on its accounts receivable in the U.S. that allows for a maximum borrowing of $3 million, subject to certain covenants. The line of credit matures on November 9, 2002 and bears interest at the U.S. bank’s prime rate plus 1.5%. In December 2001, the Company repaid a $1.3 million line of credit with another bank.

Notes payable to stockholders for $5,000,000 were issued in 1997, in connection with an acquisition. The final installment of $1,667,000 was paid in August 2001.

Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):

2003	$454
2004	265
2005	85

Minimum lease payments	804
Less amount representing interest	(34)

Present value of net minimum lease payments	770
Less current portion	(430)

Long-term portion	$340

Interest paid in the years ended June 30, 2002, 2001 and 2000 totaled $38,000, $32,000 and $38,000, respectively.

6.    Shareholders’ Equity

General

At June 30, 2002, 2001 and 2000, the issued and outstanding share capital of the Company consisted of 16,670,665, 16,152,850, and 15,362,179 shares, respectively, with a nominal value of €0.61.

Preemptive Subscription Rights

Shareholders have preemptive rights to subscribe on a pro-rata basis for additional shares issued by the Company for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Dividend Rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately $32,000,000 at June 30, 2002. Dividend distributions, if any, will be made in euros.

Stock Options and Warrants

Stock options have been granted to employees under the Company’s 1996, 1998 and 2001 Stock Option Plans.

All Options granted under the 1996, 1998 and 2001 Plans have a term of ten years, other than Options granted to employees in the United Kingdom which have a term of seven years less one day. One-fourth of the shares subject to option vest 12 months after the date of grant of options and  1/48 of the shares vest each month thereafter provided the optionee continues to render services to the Company. Generally, and unless otherwise specified, if an optionee terminates his or her employment with the Company, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months except for optionees, who are French tax residents at the date of grant of the Options who may exercise their Options until the termination of the term of their Options. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person’s options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No Option may be transferred by the optionee other than by will or the laws of intestacy.

The exercise price of the shares under option are equal to the closing market price for a Share on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any shares held by the Company.

In December 1996, the French parliament adopted a law that requires French companies and optionees to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary is a French resident subject to French social security at the date of grant of the stock options and disposes of the shares, or converts the shares into bearer form, before the fifth anniversary of the date of grant of the option. In addition, such difference is treated as salary income for personal income tax purposes if the shares are sold or otherwise disposed of within five years of the grant date. This applies to all options granted to French residents exercised after January 1, 1997. The Company thus subjects options granted to French residents after January 1, 1997 to a minimum five-year holding period in order to benefit from the favorable tax treatment. In addition, pursuant to a Law of July 2, 1998, both the beneficiary and the Company are exempt from social contributions if the options were granted before January 1, 1997, are exercised after April 1, 1998 and provided the Company has not been registered for more than 15 years. According to the Law of May 15, 2001, the five-year holding period is reduced to four years with respect to stock options granted on or after April 27, 2000. In addition, with respect to options exercised after January 1, 1995, an excessive discount, as determined by French law, is subject to French social contributions at the exercise date.

The Company has not recorded a liability for social contributions and certain salary-based taxes which may be assessed for options granted as of June 30, 2002, as the liability, being dependent on future values of the Company’s shares and the timing of employees’ decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares prior to the end of the minimum holding period which permits the favorable tax treatment.

A summary of activity under the option plans is as follows:

	Shares Reserved for Future Grants	Options Granted and Outstanding	Weighted Average Exercise Price in euros	Weighted Average Exercise Price in U.S. dollars
Balances at June 30, 1999	454,441	3,934,456	6.94	7.74
Options authorized	900,000	—	—	—
Options granted	(1,124,850)	1,124,850	9.89	9.93
Options exercised	—	(871,801)	4.53	4.54
Options canceled	300,305	(300,305)	7.09	7.10
Plan termination	(138,131)	—	—	—

Balances at June 30, 2000	391,765	3,887,200	7.73	7.10
Options authorized	1,250,000	—	—	—
Options granted	(1,405,490)	1,405,490	40.75	36.70
Options exercised	—	(764,891)	6.65	5.99
Options canceled	283,329	(283,329)	18.43	16.60
Plan termination	(128,084)	—	—	—

Balances at June 30, 2001	391,520	4,244,470	18.14	15.37
Options authorized	1,100,000	—	—	—
Options granted	(1,253,300)	1,253,300	8.60	7.70
Options exercised	—	(151,567)	6.25	5.60
Options canceled	156,122	(156,122)	26.83	24.04
Plan termination	(11,077)	—	—	—

Balances at June 30, 2002	383,265	5,190,081	15.92	15.88

At June 30, 2002, 2001 and 2000, 2,871,355, 1,995,275 and 1,675,236, respectively, of the outstanding options were exercisable at weighted average exercise prices of €13.54 ($12.15), €7.17 ($6.08) and €6.61 ($6.63), respectively. The following table summarizes the status of the Company’s stock options outstanding and exercisable at June 30, 2002:

	Stock Options Outstanding			Stock Options Exercisable
Range of exercise prices in euro	Number of shares	Weighted average remaining contractual life	Weighted average exercise price in euros	Number of shares	Weighted average exercise price in euros
0 to 5.15	125,136	4.3	4.25	125,040	4.25
5.16 to 10.30	3,651,653	7.2	7.32	2,129,470	6.78
10.31 to 15.45	111,437	7.3	13.12	69,075	12.56
15.46 to 36.05	72,550	8.5	28.62	24,571	31.08
36.06 to 41.20	925,547	8.3	39.21	374,386	39.21
46.35 to 51.50	303,758	8.0	51.17	148,813	51.12

	5,190,081	7.4	15.92	2,871,355	13.54

The weighted average remaining contractual life of those options is 7.4 years.

Warrants have been granted to non-executive Directors and members of the Company’s Technical Advisory Board. The warrants may be exercised anytime within 5 years of the date of grant.

A summary of warrant activity is as follows:

	Warrants Granted and Outstanding	Weighted Average Exercise Price in euros	Weighted Average Exercise Price in U.S. dollars
2000
Warrants granted	20,000	7.55	7.58
Warrants exercised	(2,500)	7.55	7.58

Balance at June 30, 2000	17,500	7.55	7.58
Warrants granted	112,000	39.06	35.18
Warrants exercised	(9,000)	7.55	6.80
Warrants canceled	(500)	7.55	6.80

Balance at June 30, 2001	120,000	36.96	31.32
Warrants granted	60,000	13.10	11.74

Balance at June 30, 2002	180,000	29.01	28.94

As allowed under SFAS 123, the Company has elected to continue using APB 25 in accounting for its employee stock options and warrants. Under APB 25, when the exercise price of the Company’s employee stock options or warrants is less than the market price of the underlying shares at the date of grant, compensation expense is recognized. During the years ended June 30, 2001 and 2000, the Company recorded compensation expense related to options issued in prior years of $10,000 and $24,000, respectively. In addition, under APB 25, compensation expense is recognized for the warrants granted to the members of the Technical Advisory Board in exchange for their services. During the year ended June 30, 2002, the Company recorded compensation expense related to warrants of $75,000.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options and warrants under the fair value method of SFAS 123. The fair value for these options and warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 2002, 2001 and 2000, respectively: Risk-free interest rates of 4%, dividend yield of 0%; volatility factors of the expected market price of the Company’s ordinary shares of 0.88, 1.78 and 1.23, for 2002, 2001 and 2000; and a weighted-average expected life of the option of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different form those of traded options, and because the changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options and warrants is expensed over the vesting period of the options. The Company’s pro forma information follows (in thousands except for loss per share information):

	2002	2001	2000
Pro forma net loss	$(14,288)	$(11,991)	$(12,448)
Pro forma loss per share—basic	$(0.87)	$(0.76)	$(0.85)
Pro forma loss per share—diluted	$(0.80)	$(0.69)	$(0.70)

The weighted-average value of options and warrants granted during 2001, 2000 and 1999 was as follows:

	2002	2001	2000
Options and warrants whose exercise price equaled market price of the underlying shares on the grant date	$6.03	$33.18	$9.93
Options and warrants whose exercise price was more than the market price of the underlying shares on the grant date	$—	$—	$—
Options and warrants whose exercise price was less than the market price of the underlying shares on the grant date	$—	$—	$—

Employee Stock Purchase Plan

Under the provisions of the Company’s employee stock purchase plans, employees can purchase the Company’s common stock at a specified price through payroll deductions during an offering period. In September 2001 the Company’s shareholders authorized the issuance of up to 600,000 shares to employees pursuant to the terms of these Plans. 366,248 shares were issued under the Plans during the year ended June 30, 2002.

7.    Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share:

	Year Ended June 30,
	2002	2001	2000
	(In thousands, except per share amounts)
Numerator:
Net income	$809	$927	$1,180

Denominator:
Weighted average shares outstanding	16,379	15,765	14,628
Incremental shares attributable to shares exercisable under employee stock plans and warrants	1,338	1,782	3,227

Denominator for diluted earnings per share	17,717	17,547	17,855

Net income per share—basic	$0.05	$0.06	$0.08

Net income per share—diluted	$0.05	$0.05	$0.07

8.    Income Taxes

Income before income taxes comprises of the following components:

	Year Ended June 30,
	2002	2001	2000
	(In thousands)
France	$5,300	$2,812	$2,390
United States	(5,808)	(3,029)	(189)
Rest of the world	2,117	1,933	(455)

Total	$1,609	$1,716	$1,746

The provision for income taxes consists of the following;

	Year Ended June 30,
	2002	2001	2000
	(In thousands)
France	$205	$42	$—
United States	5	5	—
Rest of the world	590	742	566

Total	$800	$789	$566

A reconciliation of income taxes computed at the French statutory rate (35.4% in 2002, 36.4% in 2001 and 37.8% in 2000) to income tax expense is as follows:

	Year Ended June 30,
	2002	2001	2000
	(In thousands)
Income tax expense computed at the French statutory rate	$570	$625	$660
Effect of foreign tax rates differential	(34)	(211)	(186)
Change in valuation allowance	3,272	(338)	(1,182)
Capitalization of a loan to a foreign subsidiary	(3,742)	—	—
Other individually immaterial items	734	713	1,274

Total income taxes	$800	$789	$566

Components of the Company’s deferred tax assets and liabilities consist of the following:

	Year Ended June 30,
	2002	2001
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$25,637	$18,604
Acquired intangibles capitalized and amortized for tax purposes	427	2,225
Provisions and accruals not currently deductible	550	510
Other	294	1,117

	26,908	22,456
Valuation allowance	(26,908)	(22,456)

Net deferred taxes	$—	$—

The valuation allowance for deferred tax assets increased by $2,291 and $4,452 in 2001 and 2002, respectively. Net operating loss carryforwards and the valuation allowance include $3,730 and $23 in 2001 and 2002 attributed to stock options, the benefit of which will be credited to additional paid-in capital when realized.

Due to its history of losses in tax jurisdictions which account for substantially all of the Company’s deferred tax assets, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering 100% of its net deferred tax assets.

As of June 30, 2002 the Company had net operating loss carryforwards for French tax purposes of approximately $25,000,000 which have no expiration date. The Company also has U.S. net operating loss carryforwards for federal and state tax purposes of approximately $41,700,000 and $10,900,000, respectively, that expire in the years 2003 through 2022. The Company has U.K. net operating losses of approximately

$2,700,000, which have no expiration date. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

9.    Employee Retirement Plans

The Company contributes to pensions for personnel in France in accordance with French law by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. ILOG’s obligation calculated, as of June 30, 2002, as the present value of estimated future benefits to be paid, was $175,000, and is included under accrued compensation.

10.    Operating Lease Commitments

The Company leases its facilities and certain equipment under various operating leases. Future minimum lease payments under operating leases due for the fiscal years ending June 30 are as follows (in thousands):

2003	$3,698
2004	3,213
2005	2,357
2006	2,028
2007–2010	2,052

Rental expense for the years ended June 30, 2002, 2001 and 2000 was approximately $3,534,000, $3,234,000 and $3,225,000, respectively.

11.    Segment and Geographic Information

Segments:    ILOG is organized into three divisions, each operating in different markets. They each handle industry marketing, sales, consulting and some product development. The Industry Solutions Division (“ISD”) focuses on the e-commerce, finance, transportation and defense industries. The Value Chain Management Business Division (“VCM”) is focused on enterprise resource planning (ERP), and supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Communications Business Division (“COM”) is dedicated to network management, and customer management, service and billing. “Corporate & other” includes segments which do not meet the quantitative threshold for determining reportable segments, and corporate overhead and other expenses which are not allocated to reportable segments.

The Company evaluates performance and allocates resources based on segment revenues and operating results. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales. Assets of the segment groups are not relevant for management of the business and are thus not disclosed.

	Revenues			Income (loss) from Operations
	2002	2001	2000	2002	2001	2000
	(In thousands)
Industry Solutions Division (ISD)	$33,431	$25,545	$23,911	$5,572	$2,897	$2,101
Value Chain Management (VCM)	24,766	25,196	19,925	6,459	6,580	3,617
Communications (COM)	15,185	18,250	20,422	(1,162)	(888)	1,337
Corporate & Other	9,271	10,635	7,577	(9,973)	(7,871)	(6,103)

	$82,653	$79,626	$71,835	$896	$718	$952

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

	France(1)	United States	Asia	Europe, excluding France	Elimination	Consolidated
2002
Net revenues:
Customers	$24,212	$37,358	$7,995	$13,088	—	$82,653
Intercompany	14,898	—	—	—	$(14,898)	—

	39,110	37,358	7,995	13,088	(14,898)	82,653

Long-lived assets	2,913	3,391	511	400		7,215

2001
Net revenues:
Customers	23,287	36,698	8,760	10,881	—	79,626
Intercompany	13,926	—	—	—	(13,926)	—

	37,213	36,698	8,760	10,881	(13,926)	79,626

Long-lived assets	1,935	4,000	595	366	—	6,896

2000
Net revenues:
Customers	22,846	32,421	6,686	9,882	—	71,835
Intercompany	12,055	—	—	—	(12,055)	—

	34,901	32,421	6,686	9,882	(12,055)	71,835

Long-lived assets	1,598	1,682	562	416	—	4,258

(1)
Net revenues related to sales from France made to customers outside of France are included within the net revenue related to customers in the geographic area of France and totaled $14,500,000, $12,996,000 and $11,737,000 for the years ended June 30, 2002, 2001 and 2000, respectively.

12.    Related Party Transactions

In 1998 SAP A.G. purchased 685,064 shares in the Company for $10.5 million. In December 1997, SAP and the Company entered into a three-year agreement for the licensing and support of certain ILOG products. Over the three-year period of this agreement, ILOG has received approximately $19 million in revenues. In 1999, the agreement was amended to include certain additional ILOG products in exchange for $0.9 million. Since December 2000, the three-year agreement has been extended for successive one-year periods in exchange for additional license and maintenance fees. For the years ended June 30, 2002, 2001 and 2000 revenues received from SAP AG represented respectively 11%, 9% and 10% of ILOG revenues.

In 1999 Temposoft S.A. entered into a licensing agreement for the Company’s products. Under the terms of the licensing and other recent agreements ILOG receives license fees and royalties for certain ILOG products from Temposoft and warrants to purchase Temposoft shares. In September 2001 ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately $260,000. As of September 30, 2002 ILOG owned 4.4% of Temposoft. Since February 1998 Mr. Patrick Albert the Company’s Technology Fellow has been a Director of Temposoft. Revenues received from Temposoft by ILOG were $177,000, $778,000 and $173,000 in 2002, 2001 and 2000, respectively.

Fidelity Investments, through various funds under its management, had during 2002 and 2001 control of between 5% and 10% of the Company’s outstanding shares. Fidelity Management and Research Company, which is part of the Fidelity Investments organization, purchased approximately $752,000, $108,000 and $98,000 of software licenses and services from the Company in 2002, 2001 and 2000, respectively, pursuant to normal orders and contracts negotiated on an arm’s length basis.

In August 2002, Jeff Williams, who was appointed Vice President, Operations in April 2002, repaid in full a loan he received in August 2001 in connection with his relocation from France to the U.S. The amount of the loan was $95,000, bore interest at the rate of 3.549%, and was paid in monthly installments of $500 with the remaining balance being due and payable on August 31, 2002 or earlier upon certain events occurring.

ILOG S.A.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Col. A	Col. B	Col. C		Col. D	Col. E
Description	Balance at Beginning of Period	Additional		Deductions	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts
Year ended June 30, 2002
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$1,074	$7	$—	$389	$692
Valuation allowance for deferred tax assets	27,899	3,334	—	—	31,233

Year ended June 30, 2001
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	691	543	—	160	1,074
Valuation allowance for deferred tax assets	24,967	2,932	—	—	27,899

Year ended June 30, 2000
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	941	206	—	456	691
Valuation allowance for deferred tax assets	20,399	4,568	—	—	24,967

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ILOG S.A.

Roger D. Friedberger Chief Financial Officer

Dated:    October 31, 2002

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Pierre Haren, Chairman and Chief Executive Officer of ILOG, a société anonyme organized under French law, certify that:

(a) I have reviewed this Annual Report on Form 20-F;

(b) Based on my knowledge, this Annual Report on Form 20-F does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report on Form 20-F; and

(c) Based on my knowledge, the financial statements, and other financial information included in this Annual Report on Form 20-F, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report on Form 20-F.

By:
Name: Pierre Haren
Title: Chairman and Chief Executive Officer

Dated:    October 31, 2002

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Roger D. Friedberger, Chief Financial Officer of ILOG, a société anonyme organized under French law, certify that:

(a)  I have reviewed this Annual Report on Form 20-F;

(b)  Based on my knowledge, this Annual Report on Form 20-F does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report on Form 20-F; and

(c)  Based on my knowledge, the financial statements, and other financial information included in this Annual Report on Form 20-F, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report on Form 20-F.

By:
Name: Roger D. Friedberger Title: Chief Financial Officer

Dated:    October 31, 2002