Form 20-F
period 2003-06-30
ILOG SA
filed 2003-11-05
CIK 1031140

As filed with the Securities and Exchange Commission on November 5, 2003

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-29144

ILOG S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable	The Republic of France
(Translation of Registrant’s Name into English)	(Jurisdiction of incorporation or organization)

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

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2003 was 16,901,570 Ordinary Shares of €0.61 nominal value, including 5,621,315 American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one ordinary share.

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

In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. ILOG undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Annual Report on Form 20-F. Readers should carefully review the events and other matters described in other documents we file or submit from time to time with the United States Securities and Exchange Commission (“SEC”), including reports on Form 6-K submitted by us.

PRESENTATION OF INFORMATION

Unless the context otherwise requires, references herein to the “Company” or to “ILOG” are to ILOG S.A. and its consolidated subsidiaries.

Our name together with our logo are registered as trademarks in France, the United States and a number of other countries. All references herein to “France” are to the Republic of France. All references to the “United States” or the “U.S.” are to the United States of America and all references to “dollars” and “$” are to the lawful currency of the United States. All references to “euro” or “€” are to the common currency adopted by the twelve member states of the European Monetary Union. We publish our financial statements in U.S. dollars. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F are presented in dollars.

The consolidated financial statements for the fiscal years ended June 30, 2003, 2002 and 2001 included elsewhere in this Annual Report on Form 20-F are referred to herein as the “Consolidated Financial Statements.”

This Annual Report on Form 20-F may also contain tradenames or trademarks of other companies.

AMERICAN DEPOSITARY SHARES

Pursuant to a program which we sponsor, our ordinary shares, or the “Shares”, are traded in the United States in the form of American Depositary Shares, or ADSs. Each ADS represents one Share placed on deposit with JPMorgan Chase Bank, as Depositary, and issued and delivered through its principal office in New York City at 60 Wall Street, (36th Floor), New York, New York 10260. Shares may be deposited with the Paris office of BNP Paribas, as Custodian, or any successor or successors to such Custodian under the terms of the Deposit Agreement, dated as of February 13, 1997 and amended on August 13, 1999, between us, the Depositary and the holders of ADSs. The Depositary provides a variety of services to registered holders of American Depositary Receipts, as more fully set forth in the form of the Deposit Agreement which was filed as an exhibit to our Registration Statement on Form F-6 effective with the Securities and Exchange Commission on February 13, 1997 and amended on August 13, 1999.

EXCHANGE RATES

The table below sets forth, for information purposes only, for the periods indicated, the low, high, average and end of period noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York, or Noon Buying Rate, for the euro against the dollar. We do not use these rates in the preparation of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 20-F. See Note 1 of the Consolidated Financial Statements.

Year Ended June 30,	Low	High	Average Rate(1)	End of Period
	(Dollars per euro)
1999	1.03	1.22	1.11	1.03
2000	0.89	1.09	1.00	0.95
2001	0.84	1.09	0.96	0.85
2002	0.86	0.99	0.90	0.99
2003	0.96	1.19	1.05	1.15

(1)

The average of the Noon Buying Rates on the last business day of each month during the year. Through December 31, 1998, the above rates reflect those of the French Franc converted into euros at the official fixed conversion rate of one euro = 6.55957 French francs, the official French franc-euro conversion rate established on July 1, 1999. Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on 1 January 1999 and a single European currency, the euro, was introduced. The following 12 member states participate in EMU and have adopted the euro as their national currency:    Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. Beginning January 1, 2002, the participating member states issued new euro—denominated bills and coins for use in cash transactions. On February 17, 2002, France withdrew the bills and coins denominated in local currency from circulation, and these bills and coins are no longer the legal currency for any transactions.

For information regarding the effects of currency fluctuations on our results, see “Item 5. Operating and Financial Review and Prospects—Currency Fluctuations”, and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

A.    Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” the Consolidated Financial Statements and related Notes thereto and other financial information appearing elsewhere in this Annual Report on Form 20-F. The statement of operations data set forth below for each of the years ended June 30, 2003, 2002 and 2001 and the balance sheet data at June 30, 2003 and 2002 have been derived from our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, independent auditors, and are included herein. The statement of operations data set forth below for each of the years ended June 30, 2000 and 1999 and balance sheet data at June 30, 2001, 2000 and 1999 are derived from audited financial statements not included herein.

	Year Ended June 30,
	2003	2002	2001	2000	1999
	(in thousands, except per share data)
Statement of Operations:
Revenues:
License fees	$56,414	$53,173	$52,325	$46,776	$38,657
Services	35,783	29,480	27,301	25,059	25,066

Total revenues	92,197	82,653	79,626	71,835	63,723

Cost of revenues:
License fees	918	1,163	1,258	1,065	1,149
Services	14,953	12,785	13,179	13,630	14,429

Total cost of revenues	15,871	13,948	14,437	14,695	15,578

Gross profit	76,326	68,705	65,189	57,140	48,145

Operating expenses:
Marketing and selling	46,432	44,622	40,958	35,625	31,531
Research and development	18,861	15,289	14,804	12,195	9,835
General and administrative	8,798	7,898	8,709	8,115	7,435
Nouveau marché expenses	—	—	—	—	466
Write-off of acquired intangible assets	—	—	—	253	2,032

Total operating expenses	74,091	67,809	64,471	56,188	51,299

Income (loss) from operations	2,235	896	718	952	(3,154)
Net interest income and other	582	713	998	794	114
Income taxes	(1,445)	(800)	(789)	(566)	(130)

Net income (loss)	$1,372	$809	$927	$1,180	$(3,170)

Net income (loss) per share
—basic	$0.08	$0.05	$0.06	$0.08	$(0.23)

—diluted	$0.08	$0.05	$0.05	$0.07	$(0.23)

Shares and share equivalents used in per share calculations(1):
—basic	16,809	16,379	15,765	14,628	13,999

—diluted	16,841	17,717	17,547	17,855	13,999

(1)	See Note 1 of the Consolidated Financial Statements for an explanation of the determination of the number of Shares and Share equivalents used in per share calculations.

	June 30,
	2003	2002	2001	2000	1999
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$39,879	$31,368	$20,870	$20,316	$21,532
Working capital	36,222	29,075	20,894	21,793	17,375
Total assets	76,661	63,655	55,377	52,737	45,006
Other long term obligations	411	340	262	1,969	3,879
Shareholders’ equity	42,292	35,950	27,528	24,082	18,025

We have never declared or paid any cash dividends on our Shares. We currently retain earnings to finance future growth and therefore do not anticipate paying any dividends in the foreseeable future.

B.    Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

The following risk factors should be carefully considered in evaluating ILOG and our business:

1.    Risks concerning our ability to achieve financial results

Our quarterly operating results have fluctuated significantly, including recent losses, and may continue to do so in the future. Our future operating results are uncertain and there can be no assurance that we will be profitable in the future.

Our operating results have varied significantly in the past, on a quarterly basis, and included losses during three of the quarters of fiscal 2003. Factors causing such fluctuations include:

•	varying demand for our products and services;

•	the size, timing and structure of significant licenses and/or royalty payments by customers;

•	cost overruns on fixed price consulting contracts;

•	changes in the mix of products and services licensed or sold by us;

•	product life cycles;

•	the publication of opinions about us and our products;

•	changes in product offerings and/or pricing policies by our competitors;

•	changes in the method of product distribution (including the mix of direct and indirect channels);

•	customer order deferrals in anticipation of product enhancements or new product offerings by our competitors;

•	customer cancellation of major planned software development programs; and

•	seasonality, as a significant proportion of our sales come from Europe where we generally realize lower revenues in the quarter ending September 30th than in the immediately preceding quarter due primarily to reduced economic activity in Europe in the summer months.

We have historically operated with little backlog because our products are generally shipped as orders are received. As a result, revenues from license fees and/or royalties in any quarter are substantially dependent on orders booked and shipped in that quarter and on sales by the Company’s Independent Software Vendors (“ISVs”), distributors and other resellers. Sales derived through indirect channels are harder to predict.

We also believe that the purchase of our products is relatively discretionary, as experienced in 2002 as a result of the global economic downturn, and in 2000 and 1999 when our customers shifted their spending from new applications to Year 2000 readiness. Therefore, any downturn in any potential customer’s business could have a significant impact on our revenues and quarterly results. In addition, we have historically recognized a substantial portion of our revenues from sales booked and shipped in the last month of a quarter such that the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a particular quarter. Because a number of our individual orders can be significant, the failure to ship a significant order in a particular quarter could adversely affect our revenues and operating results for such quarter.

Our expense levels are relatively fixed and are based on expectations of future revenues. Consequently, if revenue levels are below expectations, expense levels could be disproportionately high as a percentage of total revenues, operating results would be immediately and adversely affected and we could incur losses. If our operating results are below the expectations of investors and/or analysts the price of our shares may fall.

Due to these and other factors, our quarterly revenues and operating results could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance.

The industry in which we operate is characterized by intense competition. If we are unable to compete successfully against current or future competitors, our operating results would be negatively affected.

Our present direct competitors include a number of private and public companies such as:

•	Computer Associates;

•	Corticon Technologies;

•	Cosytech;

•	Dash Associates;

•	eNGENUITY Technologies;

•	Fair Isaac;

•	Haley;

•	IBM;

•	Pegasystems;

•	SL Corporation; and

•	Tom Sawyer.

We also compete with companies that provide packaged software with respect to specific applications. In addition, virtually all of our customers have significant investments in their existing solutions and many have the resources necessary to enhance existing products. As a result, some of these customers could choose to develop their own technical solutions instead of purchasing from us.

Some of our current, and many of our potential, competitors have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings and a larger installed base of customers, than us. In addition, our current and potential competitors may have well-established relationships with current and potential ILOG customers. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products, may have more direct access to corporate decision-makers based on previous relationships and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on our business, operating results and financial condition.

If we are unable to meet evolving market conditions, technology developments or customer requirements, our business, operating results and financial condition would be materially adversely affected.

The market for our products and services is characterized by rapid technological change, dynamic customer demands and frequent introductions of new products and product enhancements. Customer requirements for products can change rapidly as a result of innovations or changes within the computer hardware and software industries, the introduction of new products and technologies (including new hardware platforms and programming languages) and the emergence, evolution or widespread adoption of industry standards. For example, increasing commercial use of the internet is giving rise to new customer requirements and new industry standards. There can be no assurance that we will be successful in modifying our products and services to address these requirements and standards. The actual or anticipated introduction of new products, technologies and industry standards can render existing products obsolete or unmarketable or result in delays in the purchase of such products. As a result, the life cycles of our products are difficult to estimate. Any failure by us to anticipate or respond adequately to technology developments and customer requirements, or any significant delays in product development or introduction, could result in loss of competitiveness and/or revenues.

Our future success will depend in large part on our ability to improve our current technologies and to develop and market new products and product enhancements that address these changing market requirements on a timely basis. As is customary in the software industry, we have in the past experienced delays in the introduction of new products and features, and may experience such delays in the future. There can be no assurance that we will be successful in developing and marketing new products or product enhancements, that we will not experience difficulties that delay or prevent the successful development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market requirements and achieve market acceptance. Any of these developments could have a material affect on our business, operating results and financial condition.

The extended length of our sales cycle could result in substantial fluctuations in operating results.

Our sales cycle is generally three to six months or more and varies substantially from customer to customer. Due, in part to the strategic nature of our products, potential customers are typically cautious in making product acquisition decisions. The decision to license our products generally requires us to provide a significant level of education to prospective customers regarding the uses and benefits of our products, and we must frequently commit substantial presales support and consulting resources. We have been constrained in the past, and may be constrained in the future, in our ability to provide consulting resources, which may cause sales cycles to be lengthened or result in the loss of sales.

Sales of licenses and/or royalty receipts are subject to a number of risks over which we have little or no control including:

•	customers’ budgetary constraints;

•	customers’ internal acceptance reviews;

•	the success and continued internal support of customers’ own development efforts;

•	the efforts of ISVs and distributors; and

•	the possibility of cancellation or delays of projects by customers.

The uncertain outcome of our, and/or our ISV’s sales efforts and the length of sales cycles could result in substantial fluctuations in operating results. If sales and/or royalties forecasted from a specific customer for a particular quarter are not realized in that quarter, we are unlikely to be able to generate revenues from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of some orders or royalties, a lost or delayed sale could have a material adverse effect on our quarterly operating results. Moreover, to the extent that significant sales occur in earlier quarters than expected, operating results of subsequent quarters may be adversely affected.

We generate our revenues from three product families. Any factor adversely affecting any of these product families could have a material adverse effect on us.

We generate our license and maintenance revenues from the ILOG business rules (35% of license and maintenance revenues in 2003), optimization (38%) and visualization (27%) product families. We expect that revenues from these product families will continue to represent a substantial portion of our total license and maintenance fees for the foreseeable future. As a result, any factor adversely affecting licenses of ILOG JRules, ILOG CPLEX, ILOG Solver and/or ILOG JViews, including price erosion, poor customer acceptance of new and enhanced versions or other competitive pressures, would have a material adverse effect on our business, operating results and financial condition.

We are dependent upon certain major independent software vendors, or ISVs, for a significant part of our revenues. There can be no assurance that this source of revenues will continue.

In 2003, 33% of our revenues were generated from ISVs which embedded our software components in their applications, which they sell to their customers. In 2003 our largest customer, SAP A.G., an ISV, provided 8% of our revenues, and our next nine largest customers, of which four were ISVs, accounted for a further 11% of our revenues. There can be no assurance that this revenue concentration will continue. During 2003, our ISV revenues declined by 15% from 43% of revenues in 2002 to 33% of revenues in 2003 due to weakness of the supply chain market. Should the ISVs individually or collectively decide to replace our components with their own or a competitor’s technology for any reason, discontinue offering the application embedding our components and/or experience a business downturn, our business, operating results and financial condition will be adversely affected.

2.    Risks concerning our business operations

There can be no assurance that our sales and marketing force will generate adequate revenues or be able to compete successfully.

We have made a significant investment in recent years in the expansion of our sales and marketing force, primarily in the U.S. and Asia, which we do not plan to grow significantly in the coming year. Our future revenue success will depend in part upon improving the productivity of our sales and marketing force and our ability to train, motivate and retain sales and marketing personnel. There can be no assurance that our sales and marketing productivity will continue to improve as it did in 2003 when revenues increased by 12%, while sales and marketing expenses increased by 4%. In addition, there can be no assurance that our sales and marketing organization will be able to compete successfully against the significantly more extensive and better funded sales and marketing operations of many of our current and potential competitors. Our inability to develop and manage our sales and marketing force effectively could have a material adverse effect on our business, operating results and financial condition.

Our commercial reputation and success depends upon our products and consulting activities meeting customer expectations.

In 2003, 14% of our revenues were directly provided by our consulting services which are designed to facilitate customer adoption of our products, and accelerate their deployment, so that further license and maintenance revenues can be generated for us. If we, in performing our consulting services, fail to meet or satisfy customer expectations, then revenue streams could be reduced and we may be required to reimburse customers for monies paid. In addition, if we fail to meet customer expectations, our reputation would be weakened, which would have an adverse affect on our business generally.

Errors in our software products could result in significant losses to us or our customers and could result in product liability claims against us.

Software products frequently contain undetected errors or failures, especially when first introduced or when new versions or enhancements are released. There can be no assurance that, despite testing by us and testing and use by current and potential customers, errors will not be found in our products and product upgrades in the future. The occurrence of these errors could result in significant losses to our customers and in reduced market acceptance of our products. These developments would have a material adverse effect on our reputation, business, operating results and financial condition.

Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and other claims due to unforeseen errors. It is possible, however, that the limitation of liability provisions contained in our license agreements, especially unsigned “shrink-wrap” licenses, may not be effective under the laws of certain jurisdictions. Consequently, the sale and support of our software by us entail the risk of these claims in the future. We currently have limited insurance against product liability risks or errors and omissions coverage, and there can be no assurance that the current levels of insurance coverage are adequate or that additional insurance will be available to us on commercially reasonable terms or at all. A product liability claim or claim for economic loss brought against us could have a material adverse effect upon our business, operating results and financial condition.

The loss of services of any key personnel could have a material adverse impact on our business, operating results and/or financial condition.

Our future success will depend in significant part upon the continued service of our key technical, sales and senior management personnel, including our Chairman and Chief Executive Officer, Pierre Haren. We are particularly dependent upon our technical personnel with expertise in object oriented technology. The loss of the services of one or more of our key employees could have a material adverse effect on our business, operating results and financial condition.

Our future success will depend on our ability to train, motivate and retain highly qualified technical, sales and managerial personnel, and there can be no assurance that we will be able to do so. Competition for such personnel is intense, especially the competition for technical personnel with expertise in object oriented technology. We expect that such competition will continue for the foreseeable future, and may intensify. If we are unable to retain and/or satisfactorily replace qualified personnel on a timely basis in the future, our business, operating results and financial condition would be materially adversely affected.

As a result of our global operations, we are exposed to numerous risks, including logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies.

Our engineering and research and development operations are located in France, except for the CPLEX products which are primarily developed in Incline Village, Nevada and Mountain View, California. Our sales and marketing operations are located on three continents. The geographic distance between these locations has in the past led, and could in the future lead, to logistical and communications difficulties.

Further, our operations may be directly affected by adverse economic, health and political conditions in the countries where we do business. Approximately 47%, 41% and 12% of our revenues in 2003 were from North America, Europe and Asia, respectively.

Worldwide operations are subject to a number of risks, including:

•	the costs of localizing products for different countries;

•	longer accounts receivable collection periods in certain geographic regions, especially Europe, and greater difficulty in accounts receivable collections;

•	unexpected changes in regulatory requirements;

•	dependence on independent resellers;

•	dependence on technology standards;

•	import and export restrictions and tariffs;

•	difficulties and costs of staffing and managing international operations;

•	potentially adverse tax consequences;

•	political instability;

•	disease and related quarantines;

•	boycotts and/or strikes;

•	the burdens of complying with multiple, potentially conflicting laws;

•	the impact of localized business cycles; and

•	regional economic instability.

There can be no assurance that the foregoing risks and other geographic, time zone, language and cultural differences between the European, North American and Asia personnel and operations will not result in problems that materially adversely affect our business, operating results and financial condition.

Currency fluctuations could result in lower profitability for us in U.S. dollar terms and the reporting of exchange gains or losses.

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, our financial reporting currency. Approximately 35% of our sales and 50% of our expenses in 2003 were denominated in euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms assuming no change in revenue mix and cost structure. In 2003 had the euro exchange rate and those of other currencies in which we operate remained constant, our operating profit would have been approximately $1.4 million higher. See “Operating and Financial Review and Prospects—Non-GAAP Financial Measures”. For the year ended June 30, 2003, the effect of a 10% hypothetical uniform strengthening in the value of the euro relative to the U.S. dollar would result in an increase in revenues of $3.1 million and expenses of $4.5 million with a decrease in operating income of approximately $1.4 million and decrease in earnings per share of $0.08.

Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also, currency rate movements on the non-U.S. dollar denominated assets and liabilities, including inter-company accounts, can result in the reporting of unrealized exchange gains or losses in our statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. We have a policy of hedging our short-term currency exposures in order to mitigate the effect of changing exchange rates on our earnings per share. There can be no assurance that this policy will be successful and/or properly executed. See “Quantitative and Qualitative Disclosures about Market Risk” and Note 3 to Consolidated Financial Statements.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

A number of factors could cause disruptions in our business which could seriously harm our revenue or financial condition and increase our costs and expenses. These include:

•	natural disasters;

•	disease;

•	computer viruses;

•	failure to successfully evolve operational systems to meet changing business conditions; or

•	theft of our intellectual property or confidential information.

Our offices in France and the western United States are located in potential earthquake and/or flood zones which could subject these offices, product development facilities and associated computer systems to disruption in the event of natural disasters. In the event of a natural disaster, efforts to relocate or rebuild these facilities could result in interruptions, delays or cessation of our operations and could significantly increase our costs and expenses.

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate our confidential information or disrupt our operations. As a result we could incur significant expenses in addressing problems created by security breaches of our own network and/or us unknowingly disseminating viruses. The costs to eliminate computer viruses and alleviate other security problems could be significant. The efforts to address these problems could result in interruption, delays or cessation of our operations.

In 2003, we were forced to temporarily suspend our computer operations on a number of occasions due to virus-related risks. These shutdowns usually lasted from one to four hours. Further, during the year we were required to temporarily close our sales office in Beijing due to the outbreak of severe acute respiratory syndrome, or SARS. While these events did not have a material adverse impact on our operations, disruptions caused by factors such as these and the others referenced above, even short-term disruptions, could result in revenue disruptions, delayed product deliveries or customer service disruptions, which could result in decreases in revenue and/or increases in costs of operations.

3.    Risks associated with our proprietary technology

We depend heavily on our proprietary technology. There can be no assurance that the means of protecting our proprietary rights will be adequate or that our competitors will not develop similar technology.

Our success depends heavily upon our proprietary technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. For example, we license our software pursuant to signed license agreements and, to a lesser extent, unsigned “shrink-wrap” licenses in our product packaging, which impose certain restrictions on the licensee’s ability to use the software. In addition, we seek to avoid disclosure of our trade secrets, including requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under the laws relating to trade secrets and copyright, which afford only limited protection. We have no patents and one pending patent application.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products, obtain or use information that we regard as proprietary or use or make copies of our products. Policing unauthorized use of our products is difficult. In addition, the laws of many jurisdictions do not protect our proprietary rights to as great an extent as do the laws of France and the U.S. In particular, “shrink-wrap” licenses may be unenforceable under the laws of certain jurisdictions, and copyright and trade secret protection for software may be unavailable in certain countries. Under current French intellectual property laws, rights over software are not patentable but are protected under copyright law. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

Intellectual property infringement disputes could cause us significant expense and divert technical and management personnel.

There can be no assurance that we will not receive communications from third parties asserting that our products infringe, or may infringe, on their proprietary rights. In 2002 we successfully defended an intellectual property infringement claim by a third party relating to JRules, which defense consumed significant expense and diverted technical and management personnel. In 2003 a third party contacted us and asserted that a feature of our product ILOG Solver is infringing their patent and is requesting that we enter into a license arrangement with them. We are contesting this assertion as we believe that it is without merit.

In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation to determine the validity of any claims could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks, whether or not such litigation was determined in our favor.

In the event of an adverse ruling in any such litigation, we might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. There can be no assurance that licenses to such technology would be available on reasonable commercial terms, if at all. In the event of a successful claim against us and our failure to develop or license a substitute technology, our business, operating results and financial condition would be materially adversely affected. As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software developers may become increasingly subject to infringement claims. Any such claims against us, with or without merit, as well as claims we initiate against third parties, could be time consuming and expensive to defend or prosecute and to resolve.

4.    Risks relating to business combinations

We may engage in acquisitions which could adversely affect profitability. We may not be able to compete effectively or become profitable in any markets we enter.

We may in the future pursue acquisitions of complementary product lines, technologies or businesses. Such acquisitions could result in potentially dilutive issuances of shares, the incurrence of debt and contingent liabilities and write-offs related to goodwill and other intangible assets, which could materially adversely affect our profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks of entering markets in which we may have limited direct prior experience, operating companies in different geographical locations with different cultures, and the potential loss of key employees of the acquired company.

Ownership of Shares by our management and Board of Directors and/or limitations imposed by French law and our by-laws may prevent or delay a change of control or an acquisition of ILOG or an acquisition of other companies or assets by ILOG.

As of September 30, 2003, our executive officers and directors owned approximately 11.3% of the Shares. This concentration of ownership of our Shares may have the effect of delaying, deferring or preventing a change in control of ILOG.

As a French company listed on the Euronext Paris stock market we are subject to certain requirements not generally applicable to corporations organized in the U.S. For example, our shareholders are subject to voting procedures that are more complicated than for U.S. companies generally. Shareholder approval at an extraordinary general meeting must be obtained for any new shares issued in connection with a business combination, even if we are the surviving entity, or for an acquisition of other companies or assets in exchange for our shares. At such a meeting, the presence, in person or by proxy, of shareholders holding one-third of the voting Shares upon first notice, and one-quarter of the voting Shares upon second notice, is required for a quorum. The increasing practice of U.S. shareholders not to exercise their voting rights, may prevent us from obtaining a quorum for such a meeting and thus impair our ability to obtain shareholder approval for any acquisitions, mergers and/or corporate reorganizations.

Also, our Board of Directors is authorized to issue shares in the context of a tender offer or exchange offer for our Shares, which could have an anti-takeover effect. This current authorization expires at the next shareholders’ meeting scheduled to take place on December 16, 2003, but will be submitted for renewal at that time.

5.    Other risks of owning ILOG Shares

The Shares have experienced significant fluctuations in the past for market reasons not related to our performance. The fluctuations have adversely affected the market price of our Shares and may continue to do so in the future.

Market reasons such as macro-economic, political, software industry and other non-ILOG related events cause our share prices to fluctuate. Also, the market for our shares can be limited and this can cause significant market fluctuations due to a shortage of buyers or sellers of our shares at a particular point in time.

We will be adopting new accounting standards for the fiscal year beginning July 1, 2004 that will materially impact our financial reporting.

We currently prepare our financial statements in accordance with U.S. GAAP and, for purposes of our French Annual Report, in accordance with French GAAP. In June 2002, the Council of Ministers of the European Union (“EU”) approved a new regulation proposed by the European Commission requiring all EU-listed companies, to apply International Financial Reporting Standards (“IFRS”) in preparing their financial statements for financial years commencing January 1, 2005 and thereafter. Further, pursuant to Euronext Regulations, because we are a member of the NextEconomy segment of Euronext, we are required to report on the impact of IFRS on our financial statements and, as a result, we intend to adopt IFRS for the fiscal year beginning July 1, 2004. Applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, accounting for share-based compensation, and capitalization of research and development expenses. Because our financial statements prepared in accordance with IFRS would differ, perhaps materially, from our financial statements prepared in accordance with U.S. GAAP, the methods used by the financial community to assess our financial performance and value our publicly-traded securities could be affected.

We are subject to both French and U.S. securities laws and prepare our consolidated financial statements in accordance with each of U.S. GAAP and French GAAP. As a result, we may experience difficulties in ensuring appropriate or timely compliance with rapidly evolving and sometimes contradictory requirements.

Our Shares are listed on the Nouveau Marché of Euronext Paris and our ADSs are registered with the SEC and quoted on the Nasdaq National Market. As a result, we are required to comply with the securities laws of two different legal systems. Further, we are required to comply with differing accounting standards as we prepare our consolidated financial statements under U.S. GAAP, for U.S. reporting purposes, and French GAAP, for French reporting purposes.

In both France and the United States, applicable laws, regulations, standards and norms for public companies continue to evolve quickly and are highly complex. The requirements between the two legal and accounting systems, and the interpretation of these requirements, are sometimes contradictory or ambiguous. At times, new requirements are established shortly in one or both countries before they are given effect. While we commit substantial management and financial resources to achieve compliance, we might not always be successful in implementing these requirements in an appropriate or timely manner. If we are not successful in doing so, we may be subject to regulatory sanctions and/or our reputation could be harmed.

We have not paid dividends on our share capital to date and we do not plan to pay dividends in the foreseeable future.

We have not paid any cash dividends on our share capital to date. We currently anticipate that we will retain any future earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in euros and, by law, may only be paid from positive pre-consolidated retained earnings. As of June 30, 2003 our pre-consolidated retained earnings was a deficit of approximately $38.4 million.

Item 4.    Information on the Company

A.    History and Development of ILOG

ILOG S.A. is a société anonyme, a form of limited liability company, incorporated under the laws of France. The Company was registered at the Greffe of the Registry of Commerce, Paris on April 6, 1987 for a duration of 99 years. We were founded by Mr. Pierre Haren, Mr. Marc Fourrier and Mr. Jérôme Chailloux, with the support of the Institut National de Recherche en Informatique et en Automatique (“INRIA”). We are subject to Book II of the French Code du Commerce and to Act No. 67-236 of March 23, 1967 on sociétés commerciales (French Company Law).

We are registered with the Register of Commerce and Companies of Créteil under number B 340 852 458. Our corporate worldwide purposes may be found in Article 3 of our statuts and are summarized as follows:

a.    the consultation and completion of research and studies and all services related to intelligent software;

b.    the development, running, distribution and maintenance of hardware and software;

c.    training in these areas of activity, including audiovisual techniques and generally, all useful support tools;

d.    all directly or indirectly, on our own behalf or on behalf of third parties, for sale or in conjunction with third parties, by means of the setting-up of new companies, capital contributions, the purchase of securities, mergers, alliances or investment companies or by lease or management lease of any assets or rights or otherwise;

e.    the issuance of any guarantees, performance bond and other security interests in compliance with the provisions of current laws and regulations, in particular to any company or ILOG entity, in connection with their activities, as well as the financing of their activities. The contracting of any loan and, in general, the use of different methods of financing with a view to facilitating the financing of the Company’s operations; and

f.    in general, all financial, commercial, industrial, civil, real property, personal property transactions or services that may be directly or indirectly related to one of the specified purposes or to any similar or related purpose which may further the development of the Company’s assets.

Our registered office is located at 9 rue de Verdun, 94253 Gentilly, France, and our telephone number is 011 33 1 49 08 35 00. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011. Our website is www.ilog.com. We make our annual report on Form 20-F, and amendments to this report, if any, available free of charge through our website as soon as possible following their filing with the SEC.

In 1987, we began shipping software components developed in the LISP programming language. In 1992, we started to transition our products to the C++ programming language. In 1993, we began shipping ILOG Views and ILOG Solver. In 1997 we acquired the business of CPLEX Optimization, Inc. (“CPLEX”), located in Incline Village, Nevada, which provides linear based optimizer products written in C. In 1998 we started to introduce Java versions of our products.

Our software development efforts are mostly based in France, except for the CPLEX products, which are developed in Incline Village, Nevada and Mountain View, California. Until 1995 our sales were concentrated in Europe, particularly in France. In 1995, we started to expand our sales efforts globally by establishing a major sales presence in the U.S. and Asia and acquiring CPLEX, which has resulted in revenue and expense growth.

Up until our initial public offering in 1997 on the Nasdaq National Market, which raised $24.9 million, we were financed through a combination of retained earnings, venture capital funding and interest free loans from French government agencies and the European Union. We partially financed the 1997 CPLEX acquisition through the issuance of 1.7 million shares and promissory notes totaling $5.0 million. In 1998 a further financing of $10.5 million was received from SAP A.G. in exchange for 685,064 shares. In 1998 we listed our shares on the Nouveau Marché of Euronext Paris.

B.    Business Overview

Our Company

ILOG is a leading, worldwide provider of enterprise software and services. We make, market and sell business rule management systems (“BRMS”), as well as optimization and visualization software components that help organizations optimize resources and automate their business policies, procedures and best practices. A benefit unique to our BRMS products is that they create software architectures that allow portions of software code, the business rules or business logic, to be maintained by business users instead of software professionals. We believe that by implementing ILOG BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions.

ILOG software provides key functionality for an emerging software area—business process management (BPM). ILOG’s optimization and visualization software components provide core functionality for strategic business applications such as supply chain planning, workforce scheduling and telecom network management.

We currently have business locations in seven countries. Our principal executive offices are located at 9 Rue de Verdun in Gentilly, France, a suburb of Paris, and 1080 Linda Vista Avenue in Mountain View, California, in the San Francisco Bay Area. Our website is www.ilog.com.

Business Strategy

Our business strategy is focused on five key areas:

Establish Business Rule Management Systems as an Enterprise Software Platform.    Business software applications often cannot meet rapidly changing business environments. Silos of data, embedded application code and logic legacy systems are each impediments to an organization’s ability to adapt to changing business conditions. We believe that our Business Rule Management System (“BRMS”) offering gives organizations the ability to “architect agility” into their software systems, allowing them to address the challenges of business change in a cost-effective way. A key benefit of BRMS is that it can be implemented “on top” of existing software. Some of our customers use the BRMS platforms to provide application integration while others use our BRMS to facilitate the transition from older software architectures, such as COBOL, to Java, without having to perform a major overhaul of the underlying software infrastructure. We are targeting to meet the demand for business rule technology as a key enabler of agility and business process automation across the enterprise.

Leverage BPM Software Trends.    The push for greater process efficiency that underlies the Business Process Management (“BPM”) trend as well as the requirements for more corporate tracking and accountability have created opportunities for our products. Our BRMS platform and our optimization and visualization components enable the creation of systems that respond in real-time and let organizations better understand and manage enterprise performance. ILOG’s products provide fine-grain control of business process change when used in combination with BPM software.

Pursue Alliances with Strategic Systems Integrators and Software Vendors.    We are creating co-selling and co-marketing relationships for ILOG products in the BPM and Enterprise Application Integration (EAI) areas to expand our market penetration. This effort includes working with the leading systems integrators, such as Accenture, Bearing Point, Cap Gemini-Ernst and Young and IBM Global Services.

Expand Revenues from Software Vendors.    Our agreements with independent software vendors (ISVs) have consistently been a key part of our business strategy, because they enable the deployment of our software in business application markets that we would not be able to access directly. ISVs generate revenues for us when ISVs embed one or more ILOG components into their products. As of June 30, 2003, we had entered into agreements with 390 ISV partners and in 2003 we generated approximately 33% of our revenues from this source. We also expect to further leverage our close relationships with some of these ISVs by creating co-marketing and co-selling opportunities for our BRMS products.

Increase Penetration of our Existing Customer Base.    A key component of our strategy is expanding revenues from our existing customers. Since our components are initially licensed to a few developers for application development projects inside an enterprise, the successful completion of these projects and the launching of additional software design projects within a customer’s organization results in further revenues to us.

Products

We offer software for business rule management, resource optimization and visual interfaces. We also sell complementary development tools that come pre-packaged with our software, or are available separately. Our software is designed to be flexible and easy-to-use and can be deployed on a wide range of hardware and software platforms.

Our products are high-performance C, C++ or Java software components sold in binary form delivered on CD-ROMs or over the internet. Our software components are sold to C, C++ or Java developers within information technology (IT or MIS) departments of end-user enterprises or to system integrators, value added resellers (“VARs”), ISVs, and OEMs. The components facilitate rapid development and deployment of complex applications by providing pre-written portions of the software in order to reduce the time, cost and risk of the application development cycle. The components are independent and can be purchased for integration into new or existing applications individually or in combination with other components. The components run on the most popular Windows and Unix platforms and can be used to facilitate client-side, server-side or internet development efforts.

Business Rule Management Systems

As a leader in business rule engines according to Gartner Group in 2003, a major industry research organization, our BRMS products satisfy the need for advanced business rule platforms that provide rule repositories and multiple decision engines. We currently have three BRMS products as follows:

•	ILOG JRules is the foundation of ILOG’s enterprise-level BRMS for Java. It includes a rule kit for creating, editing and maintaining business rules, a rule repository for storing business rules, and a high-performance business rule engine for executing rules.

•	ILOG Rules is the C++ version of the product.

•	ILOG JConfigurator uses our constraint-programming optimization technology for configuration applications, interactive selling systems and customer relationship management (CRM) applications. It includes the rule-editing and management features present in our JRules product.

BRMS constituted 35% of our license and maintenance revenues in 2003 and grew by 61% over 2002.

Optimization Components

ILOG’s optimization software is widely used around the world, with thousands of product licenses sold to date. Our optimization products are sold individually as components. Our optimization engines and technology also provide core functionality for our BRMS platform. We currently have four optimization products as follows:

•	ILOG CPLEX is a linear-programming based optimization engine. It is designed to be the engine for mission-critical resource allocation applications. ILOG CPLEX is used in supply chain planning, telecommunication network design and transportation logistics.

•	ILOG Solver is a constraint-programming engine. It solves a wide variety of business problems, such as short term scheduling. ILOG Scheduler and ILOG Dispatcher are vertical add-ons to the Solver engine for scheduling and dispatching applications, respectively.

•	ILOG OPL Studio is a development environment for optimization applications. It combines our linear and constraint-based optimization methods into a single modeling language, allowing the user to identify the best approach for a particular application. This framework includes an online model library, database connectivity tools, debugging tools and an automatic code generator within a graphical environment.

•	ILOG ODF (Optimization Development Framework) is an add-on to mySAP APO (Advanced Planner and Optimizer) supply chain solution from SAP A.G., our largest customer, and allows users to extend APO’s standard optimization capabilities and customize their applications to suit their individual requirements.

Optimization constituted 38% of our license and maintenance revenues in 2003.

Visualization Components

Our expertise in data visualization and human-machine interface design has helped make us a recognized leading provider of sophisticated, visually-rich graphical user interfaces. Today, we sell the following products as components and we are working to leverage our visualization expertise to make our other products easier and more intuitive to use:

•	ILOG JViews is a set of software components which presents data in different formats, maps, GANTT charts, diagrams and workflows. They are suitable for building models, monitoring and performance analysis displays for business process management, business activity monitoring, fleet management, network supervision, “C3I” in defense, production planning and scheduling. JViews is a comprehensive data visualization and graphical environment providing components for structured two-dimensional graphics. It is used to solve a wide range of graphics problems in industrial and commercial environments and supplement the user interface toolkits that are provided by the various platforms to build the dialogs and menus (Windows, Motif, Swing), with graphical components and tools aimed to display and interact with application data in visually rich and meaningful contexts.

•	ILOG Views is an enterprise class visualization toolkit used to develop advanced user interfaces for supervision applications. It provides a set of editors and C++ components consisting of interactive 2D graphics, maps, charts, Gantt charts, automatic graph arrangement and connections to data sources such as databases or XML. Views takes advantage of the rendering capabilities given by the underlying platform, such as Microsoft’s GDI+ (transparency, gradient, anti-aliasing). Views code is portable across Unix, Windows, and Linux platforms. To achieve full portability of the application user interface, Views provides a full set of portable widgets—buttons, menus, notebook—that comply with the look-and-feel of Windows and Motif.

•	ILOG JTGO is a vertical product based on ILOG JViews for building the critical operation support system (OSS) user interfaces that are used in the telecommunications industry. ILOG JTGO is today sufficiently deployed that its “look and feel” has become an industry standard for OSS displays.

Visualization constituted 27% of our license and maintenance revenues in 2003.

Applications

ILOG software components are used in a wide range of applications in the manufacturing, financial services, transportation, communications, e-government, and defense and aerospace sectors. Below is a summary of the types of applications developed by customers using our products by industry sector.

Manufacturing	Communications

Supervision and Data Visualization

•      Equipment performance analysis

•      Geographic information systems

•      Process monitoring and control

•      Quality analysis

Resource Optimization

•      Equipment configuration and diagnostics

•      Logistics and distribution planning

•      Manpower planning and crew scheduling

•      Production line scheduling

Production Planning

•      Supply chain logistics

•      Warehouse management

Network and Systems Management

•      Network visualization

•      Configuration management

•      Fault management

•      Performance management

•      Security management

Service Management

•      Dynamic tariff policy management

•      On-demand service provisioning

•      Flexible invoicing

Network Planning

•      Economic analysis

•      Ground and space equipment scheduling

•      Satellite mission planning

•      Network modeling

Financial Services	e-Government

Asset Management

•      Online investment management

•      Online trading

•      Online financial planning & advisory services

•      Portfolio management & optimization

•      Risk management

•      Automated trading

•      Order generation & management

•      Straight-through-processing

•      Anti-money laundering

Online Lending

•      Loan configuration

•      Loan assessment/eligibility

Insurance

•      Underwriting

•      Claims processing

Transportation

Resource Optimization

•      Airport counter, gate and belt allocation

•      Command and control

•      Crew allocation

•      Distribution planning

•      Equipment scheduling

•      Fleet management

•      Maintenance planning and scheduling

•      Timetabling

•      Traffic planning

•      Warehouse management

Supervision & Data Visualization

•      Geographic information systems

•      Traffic monitoring

•      Vehicle tracking systems

•      Security

•      Eligibility screening systems (welfare, loans,
    health services)

•      Benefit calculation

•      Grant management

•      Case management

•      Data compliance validation and interoperability

Defense & Aerospace

Command,Control,Communications and Intelligence
(C3I) systems

•      Data fusion

•      Geographic information systems

•      Image processing

•      Logistics mapping

Electronic War

•      SIGINT

Mission Planning

Homeland Security

Process Monitoring

•      Data flow monitoring

•      Radar visualization

•      Test bench monitoring simulation

•      Capability analysis

•      Flight simulators

•      Scenario analysis

Resource Allocation and Optimization

•      Frequency and bandwidth allocation

•      Mission planning

•      On-board resource scheduling

•      Payload optimization

•      Supply chain logistics

Across Industry Solutions
Business Process Management Enterprise Performance Management Business Activity Monitoring Customer care & billing Compliance	Order fulfillment CRM • Interactive selling systems • Self-service websites • Web personalization

Services

We provide a number of services to assist customers in the design, development and deployment of their software when using our software components.

Professional Services

Our professional services organization has expertise in the design, development and deployment of business applications based on our BRMS, resource optimization and visualization products. Our consultants have industry expertise in telecommunications, supply chain management, manufacturing, financial services, transportation, defense and government projects. Our professional services are offered in three categories, or “Tracks”: (i) the Startup Track is for jump-starting application development; (ii) the Modeling Track is for business analysts and project managers to provide modeling expertise and support specific to their projects; and (iii) the Implementation Tracks offered to customers who want a “turn-key” approach. We also provide custom development services to customers who request unique or proprietary product extensions.

Software Maintenance

Customer support is provided globally from our primary customer support centers in Gentilly, France, Mountain View, California and Singapore. We also offer maintenance services that provide subscribers with uninterrupted access to new releases and enhancements of our products.

Customer Education & Training

We offer training programs for our customers to gain expertise using our BRMS, optimization, and visualization products. Regular classes are held in our offices worldwide, and we provide training at customer sites on request.

Sales and Marketing

We market and sell our products and services worldwide through our direct sales organization and indirectly through value-added resellers, systems integrators, ISVs, Original Equipment Manufacturers (OEMs), and distributors. Our sales organization is divided into geographic regions—The Americas, Asia-Pacific and Europe. We have field sales representatives, who have primary responsibility for customer relationships, and field technical engineers, who answer technical questions, perform demonstrations and develop proof-of-concept projects for customers. We also have a telesales organization, ILOG Direct, located in Incline Village, Nevada; Paris, France; and Singapore, which takes phone orders for smaller purchases of our products. ILOG Direct enables our field sales organization to handle complex business opportunities, enterprise licenses and consulting projects.

Our sales cycle is approximately three to six months, but varies substantially from customer to customer. It can be longer if the customer needs to conduct extensive evaluations of the available technologies prior to making a purchase.

To support our sales efforts, we conduct marketing programs including advertising, direct mail, public relations, web-based and in-person seminars, trade show exhibitions and on-going customer communications activities and events.

Research and Product Development

We recognize that our industry leadership and success depends on our ability to continue innovating in our areas of expertise and to anticipate new features and functions in our products that may become critical in the future. As a result, we have committed, and expect to continue to commit, substantial resources to our research and development efforts. In 2003, we spent $18.9 million (net of government funding) on research and development, representing 20% of sales, as compared with $15.3 million and $14.8 million in 2002 and 2001, respectively. Our developers also work closely with customers to gain insights into usability and they actively engage with the appropriate scientific and academic communities to ensure our products stay on the cutting edge of their respective disciplines. To date, we have relied on in-house development, performed in our research and development centers in Gentilly and Sofia Antipolis in France, and in Mountain View, California and Incline Village, Nevada, but we may license technology from third parties in the future.

Research and development costs are expensed as incurred. In addition to research and development expenses we purchase software and hardware equipment which are used internally. In 2003, this expenditure totaled approximately $1.8 million.

Customers

As of June 30, 2003, we have sold to more than 2,500 customers in 30 countries. Our customers represent software vendors, governmental and educational institutions and major corporations operating a wide range of industries. Below is a partial list of customers, by industry segment, who have made purchases of our software and/or services over the last two years.

Manufacturing		Communications
Anheuser Busch AspenTech Chevron Daimler Chrysler Ford GM HP	i2 Manugistics MGI Nissan Oracle SAP Texaco	Alcatel AT&T Cisco Ericsson France Telecom Lucent Nokia	Nortel NTT Orange Qwest Siemens Sprint Verizon

Financial Services		e-Government
Bank of America	Lehman Brothers	Accenture	IBM Global Services
Barclays Bear Stearns	MetLife Providence Washington	BearingPoint Child Health Advocates	National Assembly of Wales
Charles Schwab	Radian Group	Companies House	Student Loans Company
CitiStreet	21st Century Insurance
Credit Suisse First Boston Deutsche Bank Fannie Mae	Visa Zurich Insurance	Defense & Aerospace
		Alcatel Space Industries	European Union Satellite
		Centre National d’Etudes Spatiales (CNES)	Lockheed Martin Ministry of
Transportation		Deutsche Flug Sicherung (DFS) European Aeronautic Defense & Space Company (EADS)	Defense—France Northrop Grumman Thales U.S. Air Force
Air France	La Poste
American Airlines APL DHL	Lufthansa Northwest Airlines Sabre
Elogex	UPS
FedEx French National Railway (SNCF)		Across Industry Solutions
		Harrah’s	NFL
		HP	Siebel

Competition

We compete with a number of private and public companies in our individual product lines. However, we have no competitor across all three of our product lines. These companies include, without limitation, by product line: Rules: Computer Associates, Corticon Technologies, Fair Isaac, Haley, and Pegasystems; Optimization:

Cosytec, Dash Associates, and IBM; Visualization: eNGENUITY Software, SL Corporation and Tom Sawyer. We also compete with companies that provide packaged software for certain applications. Some of our competitors have longer operating histories, significantly greater financial resources and name recognition, broader product offerings and a larger installed base of customers than we do. In addition, some of our competitors have well-established relationships with our current and potential customers.

In addition, virtually all of our customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing our current or proposed components. This would eliminate their need for our services and components and limit future opportunities. We are, therefore, required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products.

In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by existing or future competitors could increase the competition faced by our products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition.

Proprietary Rights

We believe we own the proprietary rights to our software products. We have attempted to protect these rights through a number of ways: (i) we require persons with access to our proprietary information to sign confidentiality agreements; (ii) we restrict access to our source codes; (iii) we rely on laws and regulations regarding trade secrets and copyrights, that only offer a limited protection, to protect our software products, our documents or various written materials; and (iv) we are prepared to litigate to protect our proprietary technology, relying on copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions.

Seasonality

A significant proportion of our sales come from Europe. Similar to many countries in the software industry with significant sales outside of the United States, we generally realize lower revenues in the quarter ending September 30 than in the immediately preceding quarter due primarily to reduced economic activity in Europe in the summer months.

Insurance

We have general liability and property insurance coverage up to a total of €26 million in France and $10 million in the U.S. which is limited to €12 million and $1 million per occurrence respectively. We also have insurance with regard to certain liabilities of our directors and officers.

C.    Organizational Structure

We have the following wholly owned subsidiaries: ILOG, Inc. (U.S.), ILOG Limited (U.K.), ILOG GmbH (Germany), ILOG S.A. (Spain), ILOG (Pte) Ltd (Singapore) and ILOG Ltd. (Japan).

ILOG S.A., the parent company, owns our intellectual property and the majority of our cash and cash equivalents. Our subsidiaries sub-license from the parent company our intellectual property to our customers in exchange for a royalty based on the subsidiaries’ revenues. Our executive officers are located at the head office of the parent company in France and at our largest subsidiary, ILOG, Inc. in California. ILOG, Inc. generated 47% of our revenues in 2003.

D.    Property, Plant and Equipment

Our corporate headquarters is located in Gentilly, France, a suburb of Paris, in premises consisting of approximately 62,000 square feet under leases expiring from 2003 to 2009. We have our U.S. headquarters in Mountain View, California in premises consisting of approximately 36,000 square feet under a lease expiring in 2007. We maintain a research and development facility in Sophia-Antipolis, in the south of France, in premises consisting of approximately 12,000 square feet under leases expiring from 2005 to 2010. We maintain a sales office and research and development facility in Incline Village, Nevada, in premises consisting of approximately 5,000 square feet under a lease expiring in 2007, and leased sales offices in Arlington, Virginia; Farmington Hills, Michigan; and Southborough, Massachusetts with approximately 13,000 square feet in aggregate. In addition, we maintain leased sales and customer support offices in Bracknell, near London, England; Bad Homburg, near Frankfurt, Germany; Madrid, Spain; Singapore; Beijing, China; and Tokyo, Japan, with approximately 33,000 square feet in aggregate. Our minimum future commitment under these leases as of June 30, 2003 amounts to approximately $15.4 million.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis should be read together with our Consolidated Financial Statements and the Notes to those statements included elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates, and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described in “Key Information—Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Overview

ILOG develops, markets and supports software for business rule management, resource optimization and visual interfaces that are fundamental to the development of strategic business applications by creating pre-built and pre-tested software components to address these software functions.

In 2001 and 2002 we were organized into three divisions, each operating in different markets. In October 2002, as a result of changes in the market place for our products, we, with the goal of improving sales execution efficiency and productivity, reorganized our revenue generating activities into one segment.

Critical Accounting Policies

Revenue Recognition

We enter into arrangements for the sale of:

•	licenses of software products;

•	related maintenance contracts; and

•	consulting and training services.

We recognize revenue from product licensing fees, whether sold directly or through distributors, when the product is delivered, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

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

Service revenue from software maintenance agreements is recognized ratably over the maintenance period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues. Other service revenue, primarily consulting and training, are generally recognized at the time the service is performed. When consulting services are considered essential or the arrangement involves customization or modification of the software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting.

In bundled software arrangements that include rights to multiple software products and/or services, we recognize revenues using the residual method as prescribed by the Statement of Position 98-9 “Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions.” Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance contracts is based on renewal rates as determined by the prices paid by our customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and consulting services is based upon daily rates as determined by the prices paid by our customers when these services are sold separately.

We generate a significant portion of our revenues in certain currencies other than the U.S. dollar, primarily the euro, but also British pounds sterling, Singapore dollars and the Japanese yen. Accordingly, our revenues are affected by exchange rate fluctuations of the U.S. dollar relative to these currencies. See “—Currency Fluctuations” and Notes 1 and 3 to the Consolidated Financial Statements.

As with many software companies, we experience seasonality in our business, with revenues generally lower in the first quarter of each fiscal year due to the reduced economic activity in Europe during the summer months.

Our revenue recognition policy, as described above, is significant because revenue is a key component of our results from operations. In addition, revenue recognition determines the timing of certain expenses, such as incentive compensation. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments and estimates affect the application of our revenue recognition policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

Allowance for Doubtful Accounts

We record provisions for allowance for doubtful accounts as part of general and administrative expenses. These provisions, which are netted against accounts receivable on the consolidated balance sheets, totaled $0.7 million at both June 30, 2003 and 2002. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other known factors. Our actual results could differ from these estimates.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, application of our revenue recognition policy, allowance for uncollectible accounts receivable, employee benefits, and taxes. Actual results could differ from these estimates.

For additional information regarding our significant accounting policies, see Note 1 to the Consolidated Financial Statements.

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we disclose select figures that are non-GAAP financial measures. Under the rules of the SEC, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to U.S. GAAP.

Constant Currency Rates

In certain appropriate instances we compare revenues and expenses from one period to another period in this Annual Report on Form 20-F using constant currency rates. To present that information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for 2003. For example, if a French entity reporting in euros sold 1 million euros of products in each of 2003 and 2002, our financial statements would report $1.05 million of revenues in 2003 (using 1 euro = $1.05 which was the average exchange rate in 2003) and $0.9 million in revenues in 2002 (using 1 euro = $0.90 which was the average exchange rate in 2002). The constant currency presentation would translate the 2003 results using the 2002 exchange rates and indicate that underlying revenues were flat and not increasing by $0.15 million as would be reported in the financial statements under U.S. GAAP. We present this constant currency information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under U.S. GAAP.

All figures provided on a constant currency basis are non-GAAP measures. We use figures prepared on a constant currency basis both for our internal analysis and for our external communications, as we believe they provide suitable means by which to analyse and explain variations from one period to another. However, these figures provided on a constant currency basis are unaudited and are not measurements of performance under U.S. GAAP.

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30 2002 and 2003:

	2003			2002	2002/2003 Percent Increase/(Decrease)
	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
	(in thousands)
Year ended June 30
Revenues:
North America	$43,324	$—	$43,324	$37,358	16%	16%
Europe	37,784	(5,344)	32,440	37,300	1%	-13%
Asia	11,089	(470)	10,619	7,995	39%	33%

Total revenues	92,197	(5,814)	86,383	82,653	12%	5%
Total costs and expenses	89,962	(7,220)	82,742	81,757	10%	1%

Operating income	$2,235	$1,406	$3,641	$896	149%	306%

A.    Operating Results

The following table sets forth certain items from our consolidated income statement as a percentage of total revenues for the periods indicated:

	Year Ended June 30,
	2003	2002	2001
Revenues:
License fees	61%	64%	66%
Services	39	36	34

Total revenues	100	100	100
Cost of revenues:
License fees	1	1	2
Services	16	16	16

Total cost of revenues	17	17	18

Gross margin	83	83	82

Operating expenses:
Marketing and selling	50	54	51
Research and development	20	18	19
General and administrative	10	10	11

Total operating expenses	80	82	81

Income from operations	2	1	1
Net interest income (expense), income taxes and other	(1)	—	—

Net income	1%	1%	1%

Revenues

Our total revenues increased to $92.2 million in 2003 from $82.7 million in 2002, and from $79.6 million in 2001, representing increases of 12% and 4% over the respective previous years. Expressed at fiscal 2002 constant currency rates, our 2003 revenues increased by 5%, which lower growth rate reflects the fact that 35% of our revenues are in euros. See “—Non-GAAP Financial Measures”. The growth in 2003 reflects the penetration of the Rules product line for business process applications, the impact of the growing installed base of licenses on maintenance revenue and an increase in consulting revenues in the U.S. The 4% increase in 2002 reflects the market success of the Rules product line for financial and business process applications, and the benefit of the growing installed base of licenses on maintenance revenue which offset the lower spending of the communications industry.

The following table sets forth our revenues by region:

	Year Ended June 30,			2003 Increase (decrease) over 2002
	2003	2002	2001	U.S. GAAP	Constant currency(1)
	(in thousands)
North America	$43,324	$37,358	$36,698	16%	16%
Europe	37,784	37,300	34,168	1%	-13%
Asia	11,089	7,995	8,760	39%	33%

Total revenues	$92,197	$82,653	$79,626	12%	5%

(1)	See “—Non-GAAP Financial Measures”

Our North American revenues increased to $43.3 million in 2003, from $37.4 million in 2002 and $36.7 million in 2001, representing 47%, 45% and 46% of total revenues respectively. The 16% growth of our North American revenues in 2003 over 2002 is primarily driven by the increase of the consulting activities, the increase in maintenance revenues from the growing installed base of ILOG licenses and the demand for our business rules products from the financial services sector.

Our European revenues increased to $37.8 million in 2003, from $37.3 million in 2002 and $34.2 million in 2001, representing 41%, 45% and 43% of total revenues respectively. Our European revenues increased by 1% in 2003 over 2002, however expressed at 2002 constant currency rates, European revenues decreased by 13% reflecting the generally weak business conditions the French and German economies are currently experiencing. See “—Non-GAAP Financial Measures”

Our Asian revenues increased to $11.1 million in 2003, from $8.0 million in 2002 as compared to $8.8 million in 2001, representing 12%, 10% and 11% of total revenues respectively. The 39% growth of Asian revenues in 2003 over 2002 benefited from the penetration of the business rules product line in China and Japan and the strength of the telecommunications sector in this region.

The 9% increase in our European revenues and the 2% growth in North American revenues in 2002 over 2001 reflect challenging business conditions in the telecommunication and supply chain management sectors. The 8% decrease in Asia in 2002 over 2001 reflects the difficult economic conditions in the region generally at that time.

In 2003, 2002 and 2001 SAP A.G., our largest customer, accounted for 8%, 11% and 9% respectively of our total revenues. In 2003 the next four largest customers accounted for approximately 5% of our total revenues, and the next five largest accounted for approximately 6% of revenues. Revenues from a single customer in a particular quarter can materially affect our revenues and operating results for such period. For a discussion of revenues received from certain related parties, see “Major Shareholders and Related Party Transactions.”

License Fees.    Our revenues from license fees increased to $56.4 million in 2003 from $53.2 million in 2002, and from $52.3 million in 2001, representing increases of 6% and 2%, respectively. Due to the penetration of the Rules product line for financial and business process applications, Rules revenues increased by 58% in 2003 over 2002, while Optimization and Visualization revenues decreased by 15% and 9% respectively due to the generally weak business conditions we are experiencing especially in the supply chain management and telecommunication sectors. In 2003, the Rules product line represented 40% of our total license revenues compared to 27% in the previous year; the Optimization and the Visualization product lines represented 35% and 25% respectively of the total license revenues in 2003, compared to 44% and 30% respectively in 2002. Our 2002 license revenue increase over 2001 reflected the success of the Rules product in the market place while Optimization and Visualization revenues eased due to business conditions experienced by our ISV partners in both the supply chain management and communications markets.

Services.    Our revenues from services consist of maintenance, consulting and training. Maintenance services are typically available at an annual fee of 15% of the software price. Payments related to maintenance contracts are generally received in advance with revenues deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Consulting and training services are billed on a time basis or occasionally on a fixed price basis. Our revenues from services increased to $35.8 million in 2003 from $29.5 million in 2002, compared to $27.3 million in 2001. This represented increases of 21% and 8%, over the respective prior years. Our services revenue growth in 2003 is derived from a 22% increase in maintenance revenues from our growing installed base of licenses, and from our consulting and training revenues, which increased by 20% over 2002. Our services revenue growth in 2002 was derived from a 29% increase in maintenance revenues from the growing installed base of ILOG licenses, while our consulting and training revenues decreased by 13% in that year due to generally weaker economic conditions. Maintenance revenues for the years ended June 30, 2003, 2002 and 2001 constituted 60%, 59% and 50% of services revenues, respectively.

Gross Margin

The following table sets forth our gross margin for both categories of revenues for 2003, 2002 and 2001:

	Year Ended June 30,
	2003	2002	2001
Gross Margin:
License fees	98%	98%	98%
Services	58	57	52

Total revenues	83%	83%	82%

License Fees.    Our gross margin for license fees has remained at 98% for 2003, 2002 and 2001. Our gross margin for license fees is currently affected by the pricing of our products as it relates to royalties, documentation and packaging costs. Our cost of license fees, consisting primarily of royalties to third parties, documentation, packaging and freight expenses, decreased to $0.9 million in 2003 from $1.2 million in 2002 due to a renegotiation of royalties payable on our Rules products, and from $1.3 million in 2001, representing 2% of revenues from license fees for each of the past three years. In the event we significantly increase the incorporation of third-party technology in our products, the payment of royalties may have the effect of lowering gross margins.

Services.    Our services gross margin increased to 58% in 2003, from 57% in 2002 and 52% in 2001, reflecting both, the improvement of the maintenance margin and the services revenue mix shifting from lower margin consulting and training revenues to high margin maintenance revenues. Our gross margin for services is primarily impacted by the mix of maintenance, consulting and training revenues. Our maintenance revenues for years ended June 30, 2003, 2002 and 2001 constituted 60%, 59% and 50% of service revenues, respectively. Our consulting and training revenues for 2003, 2002 and 2001 constituted 40%, 41% and 50% of service revenues respectively.

Our margins for years ended June 30, 2003, 2002 and 2001 were 84%, 82% and 87% for maintenance revenues, and 20%, 20% and 17%, respectively for consulting and training services. Our cost of services, consisting primarily of employee-related expenses, increased to $15.0 million in 2003 from $12.8 million in 2002 and $13.2 million in 2001, reflecting the resources needed to support the increase in services revenue. The need for consulting and training services by our customers to facilitate their adoption of our products and our ability to satisfy the demand for such services frequently has a direct impact on our ability to generate license fees.

Operating Expenses

Marketing and Selling.    Our marketing and selling expenses consist primarily of salaries and other payroll related expenses, incentive compensation, promotional marketing activities, customer pre-sales technical support and overhead costs relating to occupancy. Our marketing and selling expenses increased to $46.4 million in 2003 from $44.6 million in 2002 and from $41.0 million in 2001, representing 50%, 54% and 51% of total revenues, respectively. The decrease of our marketing and selling expenses as a percentage of total revenues in 2003 over 2002 benefited from the 12% total revenue increase while marketing and selling expenses only increased by 4%, reflecting sales and marketing staffing decreases in Europe and a reduction in travel costs offsetting some increase in the U.S. The increase in 2002 over 2001 was attributable to the expansion of our marketing and selling organization in the U.S. focused on sales to end users in the financial services sector. From June 30, 2001 to June 30, 2003 our marketing and selling headcount increased from 250 to 265.

Research and Development.    Our research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union in the form of grants, to reduce our cost of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken and the related expenses are incurred.

The following table sets forth our research and development expenses and the amounts of government funding for 2003, 2002 and 2001:

	Year Ended June 30,
	2003	2002	2001
	(in thousands)
Gross research and development expenses	$19,483	$16,046	$15,628
Less government funding	(622)	(757)	(824)

Research and development expenses, net of funding	$18,861	$15,289	$14,804

Our research and development expenses, net of funding, increased to $18.9 million in 2003 from $15.3 million in 2002 and from $14.8 million in 2001, representing 20%, 18% and 19% of total revenues, respectively. The 23% increase in our research and development expenses, in 2003 over 2002, is primarily attributable to the strengthening of the euro against the U.S. dollar and lower government funding. The 3% increase in 2002 over 2001 was due to staffing growth, the further enhancement of JRules for the business process marketplace and lower government funding. From June 30, 2001 to June 30, 2003 our research and development headcount increased from 137 to 150. We have not capitalized any software development costs, except certain products under development which are purchased from third parties. In 2003 software purchased from third parties was not material. Research and development costs are generally expensed as incurred. See “—Research and Development.”

General and Administrative.    Our general and administrative expenses consist primarily of personnel and related overhead costs for finance, legal and general management. General and administrative expenses increased to $8.8 million in 2003 from $7.9 million in 2002 as compared to $8.7 million in 2001, representing 10%, 10% and 11% of total revenues, respectively. The 11% increase in general and administrative expenses in 2003 over 2002 is due primarily to the strengthening of the euro against the U.S. dollar and some staffing increases. The 9% decrease in 2002 over 2001 reflects expense restraint and lower bad debt expense as a result of an improvement in accounts receivable quality. From June 30, 2001 to June 30, 2003, the number of our employees engaged in general and administrative functions increased from 70 to 84.

Net Interest Income and Other

Net interest income and other totaled $0.6 million, $0.7 million and $1.0 million, in 2003, 2002 and 2001, respectively which decrease over the three years was due to lower foreign exchange gains offset by lower interest expense.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), “Accounting for Income Taxes.”

Our income tax expense in 2003, 2002 and 2001 was $1.4 million, $0.8 million and $0.8 million, respectively, reflecting tax charges in certain European and Asian sales subsidiaries that were profitable on a tax basis in those years.

At June 30, 2003, we had net operating loss carryforwards from various tax jurisdictions of approximately $74.5 million, of which $29.0 million and $2.5 million were in France and the U.K., respectively, with no expiration date and $43 million were in the U.S. expiring between 2004 and 2023 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

As of June 30, 2003, a valuation allowance of $32.8 million was provided against total deferred tax assets of $32.9 million, which consists primarily of the tax benefit of net operating loss carryforwards.

Currency Fluctuations

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, our financial reporting currency. A significant portion of our revenues and expenses are denominated in euros, and the remainder in U.S. dollars and other currencies. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also, currency rate movements on non-U.S. dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in our statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results.

Under our accounting policy for foreign currency translation, our results and the results of each of our subsidiaries are measured in the currency in which the entity primarily conducts its business (the functional currency). The functional currencies of ILOG and our subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at the respective monthly average exchange rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income (loss). Our net exchange loss for 2003 was $0.1 million, as compared to a net exchange gain of $0.2 and $0.6 million for 2002 and 2001, respectively. These amounts represent both realized and unrealized gains or losses from transactions or balance sheet items.

In 2002 we started hedging our currency exposures in order to mitigate the effect of changing exchange rates on our earnings per share and derived a net gain of approximately $5,000 from such hedging activities in 2003. See Note 3 of the Consolidated Financial Statements. We comply with Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activity” (FAS 133). FAS 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives is either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Fair value is determined by reference to published exchange rates. See “Quantitative and Qualitative Disclosures about Market Risk”.

B.    Liquidity and Capital Resources

Over the last three years, we have financed our operations and investments in property and capital equipment through cash from operations and the issuance of equity securities to employees under our stock option and stock purchase plans.

As of June 30, 2003 and 2002, we had cash and cash equivalents of $39.9 million and $31.4 million, respectively, and working capital of $36.2 million and $29.1 million, respectively. The net cash increase of $8.5 million in 2003 was primarily due to cash flows from operations of $6.3 million, a stronger euro providing $3.6 million, $1.0 million received for shares issued in connection with employee stock option and stock purchase plans, less capital expenditure of $1.5 million, $0.6 million capital lease payments and the acquisition of software for $0.3 million.

Our operating activities provided cash flows of $6.3 million, $9.7 and $4.9 million in 2003, 2002 and 2001, respectively, of which: $1.4 million, $0.8 million and $0.9 million was provided by net income; $3.6 million, $3.2 million and $2.1 million by depreciation and amortization of the increase in 2003, 2002 and 2001, respectively; and working capital changes provided $1.3, $5.7 and $1.9 million in 2003, 2002, 2001, respectively.

Our investing activities have consisted primarily of expenditure on fixed assets, which totaled $1.8 million, $2.2 million and $4.8 million in 2003, 2002 and 2001, respectively. Our capital expenditure in 2004 is expected to approximate $2 million. As of June 30, 2003 fixed assets were located in the United States, France, other European countries and Asia with net book values of $2.1 million, $3.5 million, $0.5 million and $0.4 million, respectively. Our fixed assets are generally unencumbered.

Our financing activities provided $0.4 million in 2003, used $0.3 million in 2002 and provided $2.9 million in 2001, of which $1.0 million, $3.3 million and $5.3 million was provided from the issuance of shares under employee stock option and stock purchase plans; and $0.6 million, $3.6 million and $2.4 million in 2003, 2002 and 2001, respectively, was used to repay loans and capitalized lease obligations.

Our accounts receivable, net of the allowance for doubtful accounts, increased to $23.3 million at June 30, 2003 from $19.2 million at June 30, 2002 due to increased deferred revenue billings. Our allowance for doubtful accounts was $0.7 million at June 30, 2002 and 2001 due to the continued efforts to maintain the quality of accounts receivables.

We have a line of credit with a U.S. bank secured on our U.S. accounts receivable that allows for a maximum borrowing of $3 million, subject to certain covenants. The line of credit matures on November 9, 2003 and bears interest at the bank’s prime rate plus 1.5% which at June 30, 2003 corresponded to 5.75%. As of June 30 and September 30, 2003 we had no borrowings against this facility. For a tabular presentation for certain of our contractual payment obligations, see “—Contractual Obligations”.

We believe we currently have sufficient working capital to meet our current requirements.

C.    Research and Development

We have committed, and expect to continue to commit in the future, substantial resources to research and development. During 2003, 2002 and 2001, our net research and development expenses were $18.9 million, $15.3 million and $14.8 million, respectively. Our gross research and development expenses before the offset of funding provided by the European Union and agencies of the French government were $19.5 million, $16.0 million and $15.6 million in 2003, 2002 and 2001, respectively.

Since we were founded, we have maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, who tend to focus on tight math oriented code. This ILOG culture has arisen from sixteen years of day-to-day development, algorithmic optimization and object oriented design. Our engineers work with customers to ensure that their problems are solved efficiently. Our engineers also interact closely with the scientific and academic communities, which we believe is the best way to obtain and maintain high performance algorithms.

Our future success will depend in large part on our ability to improve our current technologies and to acquire, develop and market new products and product enhancements that address these changing market requirements on a timely basis. There can be no assurance that we will be successful in acquiring, developing and marketing new products or product enhancements, that we will not experience difficulties that delay or prevent the successful acquisition, development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market requirements and achieve market acceptance. As is customary in the software industry, we have in the past experienced delays in the introduction of new products and features, and may experience such delays in the future. If we are unable, for technological or other reasons, to integrate acquired products, develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company’s business, operating results and financial condition would be materially adversely affected.

D.    Trend Information

For fiscal 2004 we anticipate the historical revenue trend experienced in 2003 to continue.

Our business rules products grew by 58% in 2003 and now comprise approximately 40% of our revenues compared to 27% in 2002. Widening demand for the product category’s “business agility” value proposition in more industries is a growing trend. Streamlining business processes presents challenges to the financial services sector, and is resulting in demand for ILOG’s business rules products across all geographies. This is especially the case for business process management (BPM) applications which more and more are using business rules engines. We have added a number of co-marketing and co-selling relationships over 2003 focused on the BPM market place.

We are seeing a trend of repeat business in the form of license and maintenance renewals and product deployment expansions. We are also seeing an expansion of the number of customers licensing more than one of ILOG’s three product lines, rules, optimization and visualization for process, decision and performance management applications.

Operating expenses increased by 9% in 2003 and is mainly due to the stronger euro impacting approximately half of the company’s expenses which are denominated in this currency. In constant currency terms, 2003 operating expenses remained level when compared against 2002.

Marketing and selling expenses for 2003 increased by 4% over the same period in the prior year with the increase from the stronger euro being offset by lower travel and promotion costs. Research and development expenses, net of government funding, for the year increased by 23% over the same period caused by the strong euro and modest staffing increases. General and administrative expenses for the year increased by 11% over the same period in the prior year reflecting the stronger euro.

In 2002 and 2003, in view of general economic and business conditions, we had limited employee recruitment and thus, expense growth. This is expected to continue until signs of business strength re-emerge. In the first quarter of 2004 the euro was higher than the 2003 average rate experienced; this may have a negative impact on our earnings per share due to higher expenses partially offset by higher revenues, when expressed in U.S. dollars, given that approximately 50% of our expenses and 35% of our revenues are incurred in euros.

E.    Off-balance Sheet Arrangements

See “Contractual Obligations” below. See also “Quantitative and Qualitative Disclosures About Market Risk.”

F.    Contractual Obligations

The following table sets forth contracted payment obligations for the fiscal years indicated:

	June 30,
	Total	2004	2005-2006	2007-2008	2009-2011
	(in thousands)
Operating leases	$14,824	$3,676	$5,900	$3,445	$1,803
Capitalized leases	917	505	412	—	—
Foreign currency forward and option contracts	$8,156	$8,156	—	—	—

See Notes 3, 5 and 10 to the Consolidated Financial Statements for more information on the above obligations.

Recent Developments

On October 23, 2003 we issued a press release reporting our results for the three months ended September 30, 2003 as follows:

ILOG a leading provider of enterprise-class software components and services, today announced first quarter revenues of $22.6 million and income from operations of $10,000 for the quarter ended September 30, 2003, compared with revenues of $19.0 million and an operating loss of $(0.9) million in last year’s first quarter. Earnings per share for the first quarter were $0.00, compared with a loss per share of $(0.06) last year.

“Double-digit revenue growth in the U.S. and Asia more than offset the effect of a soft economic picture in Europe, producing a good first quarter, on track with our objectives of revenue growth and earnings improvement” said Pierre Haren, ILOG’s Chairman and CEO. “I feel we are well positioned to benefit further from the strengthening economy in the U.S. and Asia, as we continue to see a return to IT spending there, making up for the weakness in Europe.”

“I’m also encouraged that more and more U.S. Fortune 1000 corporations are beginning to appreciate the value of ILOG’s business rule management systems as they modernize their IT infrastructures,” added Haren. “One-third of our license revenues in the quarter came from our business rules products, with continued growth in the U.S. helping to make-up for an absence of new projects in Europe. Our current indicators suggest that this rules revenue stream will resume its growth in the coming quarter.”

ILOG’s balance sheet strengthened in the quarter to a record cash position of $46.5 million at September 30, 2003—an increase of 17% compared with $39.9 million at June 30, 2003.

Sales Trends

ILOG’s product license revenue in the U.S. rose 40% year-over-year in the quarter, bearing witness to the strengthening of the U.S. economy.

Revenues from ILOG optimization products were strong, driven by royalties from ILOG’s Independent Software Vendor (ISV) channel and deployment fees from agreements with the U.S. Postal Service, a healthcare software solutions provider and a leading airline, among others.

The continued visibility for ILOG business rule management systems as a necessary feature for business process management (BPM) was evidenced by contracts from one of the U.S.’s largest retailers and a leading automotive insurance provider. A growing number of ILOG JRules business rule management system customers either added more ILOG JRules licenses or selected optimization or visualization products during the quarter. Examples included ePolicy Solutions, a leading insurance ISV and ILOG JRules customer that added optimization and visualization products to bolster its claims processing platform, and one of the leading U.S. secondary mortgage lenders, which added ILOG’s optimization product CPLEX to their JRules-based loan origination system.

Revenues from Europe, in constant currency terms, declined by 14% due to the weak local economy resulting in very few new software projects. Nevertheless, major deployments by Siemens Telecommunications and Alcatel for ILOG’s visualization products occurred in the quarter, countering the general trend in the telecom business environment. Deployments of applications embedding ILOG components in the transportation and defense sectors also generated revenues in Europe.

The positive growth trend recorded in Asia last quarter continued during the period, with revenues up 47% year-over-year, mainly in Japan, from all sectors including defense, telecommunications and logistics, reflecting an improved IT spending environment.

Business Outlook

ILOG believes demand for its products will sustain its business in the upcoming quarter and that it will further benefit from an economic recovery in the U.S. However, ILOG management remains cautious due to a continued challenging IT spending environment in Europe. For the second quarter of fiscal 2004, management expects revenues between $23.5 and $26.5 million and earnings (loss) per share between $(0.08) and $0.06 compared to revenues of $22.5 million and a loss of $(0.07) per share in the second quarter of fiscal 2003.

ILOG S.A.

CONSOLIDATED OPERATING STATEMENTS (UNAUDITED)

(figures in italics are euros and French GAAP)

	Three Months Ended
	Sept 30,	Sept 30,	Sept 30,
	2003	2002	2003
	(in thousands, except for per share data)
Revenues:
License fees	$12,789	$10,810	€11,372
Services	9,825	8,190	8,741

Total revenues	22,614	19,000	20,113

Cost of revenues:
License fees	241	328	215
Services	3,832	3,371	3,408

Total cost of revenues	4,073	3,699	3,623

Gross profit	18,541	15,301	16,490

Operating expenses:
Marketing and selling	11,460	9,938	10,191
Research and development	4,755	4,035	4,187
General and administrative	2,316	2,245	2,059

Total operating expenses	18,531	16,218	16,437

Income (loss) from operations	10	(917)	53
Net interest income and other	219	154	195

Net income (loss) before taxation	229	(763)	248
Income taxes	166	259	148

Net income (loss) after taxation	$63	$(1,022)	€100

Earnings (loss) per share
—basic	$0.00	$(0.06)	€0.01

—diluted	$0.00	$(0.06)	€0.01

Share and share equivalents used in per share calculations
—basic	17,268	16,733	17,268

—diluted	17,964	16,733	17,964

ILOG S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(figures in italics are euros and French GAAP)

	Sept 30,	June 30,	Sept 30,
	2003	2003	2003
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$46,466	$39,879	€39,878
Accounts receivable	17,502	23,332	15,021
Other receivables and prepaid expenses	6,891	6,969	5,923

Total current assets	70,859	70,180	60,822

Property and equipment—net and other assets	6,077	6,481	5,215

Total assets	$76,936	$76,661	€66,037

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$17,113	$18,611	€14,606
Current debt	503	506	432
Deferred revenue	13,436	14,841	11,533

Total current liabilities	31,052	33,958	26,571
Long-term portion of debt	403	411	346

Total liabilities	31,455	34,369	26,917

Shareholders’ equity:
Paid-in capital	80,719	78,385	74,277
Accumulated deficit and cumulative translation adjustment	(35,238)	(36,093)	(35,157)

Total shareholders’ equity	45,481	42,292	39,120

Total liabilities and shareholders’ equity	$76,936	$76,661	€66,037

ILOG S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

(figures in italics are euros and French GAAP)

	Three Months Ended
	Sept 30,	Sept 30,	Sept 30,
	2003	2002	2003
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$63	$(1,022)	€100
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	929	863	826
Unrealized gain on derivative instruments	(127)		(113)
Change in working capital	2,857	114	2,554

Net cash provided by (used for) operating activities	3,722	(45)	3,367

Cash flows from investing activities:
Acquisition of fixed assets	(299)	(516)	(265)

Net cash used for investing activities	(299)	(516)	(265)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(159)	(130)	(142)
Cash proceeds from issuance of shares	2,289	363	2,014

Net cash provided by financing activities	2,130	233	1,872

Impact of exchange rate changes on cash and cash equivalents	1,034	(362)	5

Net increase (decrease) in cash and cash equivalents	6,587	(690)	4,979
Cash and cash equivalents, beginning of period	39,879	31,368	34,899

Cash and cash equivalents, end of period	$46,466	$30,678	€39,878

Discussion of Operating Statement for the Quarter ended September 30, 2003

Revenues and Gross Margin

Revenues in the quarter increased to $22.6 million from $19.0 million, or by 19%, compared to the same quarter in the previous year. Expressed at prior year constant currency rates, revenues increased by 14%.

Revenues by region were as follows:

	Three Months Ended		Increase (decrease)(1)
	Sept 30, 2003	Sept 30, 2002	As Reported	Constant $
North America	$12,406	$9,384	32%	32%
Europe	7,594	7,840	-3%	-14%
Asia	2,614	1,776	47%	45%

Total revenues	$22,614	$19,000	19%	14%

(1)	See “—Non GAAP Financial Measures”

The growth in North America is primarily due to the increase of license and maintenance revenues driven by the success of the optimization and business rules product lines. European revenues decreased by 3%, or by 14% when expressed at prior year constant currency rates due to generally weak business conditions, especially in Spain and the UK. See “—Non GAAP Financial Measures.” Compared to the same quarter last year, the average exchange rate of the euro against the U.S. dollar was 14% higher during the three-month period. The exceptional 47% growth in Asia is due to an improved IT spending environment in Japan compared to a weak prior year quarter.

License fee revenues increased by 18%, to $12.8 million, from $10.8 million in the prior year’s quarter. The visualization and optimization product lines grew by 47% and 39%, representing 30% and 38%, respectively, of license revenues in the quarter. The business rules product line decreased by 13% over the same quarter last year, representing 32% of license revenues in the quarter. However, in the U.S. business rules license revenues grew by 18%, while Europe declined due to an absence of new project spending. ISV revenues in the quarter represented approximately 30% of license revenues compared to 28% in the prior year. ISVs remained level in the quarter at approximately 390 of which just over 200 were shipping.

Services revenues increased by 20%, to $9.8 million from $8.2 million. This increase was primarily derived from increased maintenance revenues from the growing installed base of ILOG licensees, and some increase in consulting business in France. Overall gross margin for the quarter increased to 82% from 81% compared to the same period in the preceding year, due to the revenue mix shifting from low margin consulting revenues to higher margin license and maintenance revenues in the quarter.

Operating Expenses

The 14% increase of operating expenses over the prior year is primarily due to the strengthening euro against the dollar, affecting more than half of the Company’s expenses which are denominated in euros. On both September 30, 2003 and 2002, the Company had approximately 600 employees.

Marketing and selling expenses for the quarter increased by 15% over the same period in the prior year with the increase due to the stronger euro and higher salesperson incentive costs due to the revenue growth in the U.S. and Asia. Research and development expenses, net of government funding, increased by 18% for the quarter over the same period in the prior year primarily due to the stronger euro. General and administrative expenses increased by 3% for the quarter over the same period in the prior year with the increase from the stronger euro offset by lower bad debt expense as a result of an improvement in the quality of accounts receivables.

Other Income

Net interest and other income for the quarter was $0.2 million compared to $0.2 million in the same period of the prior year.

Income Taxes

Income tax expense for the quarter amounted to $0.2 million compared to $0.3 million in the prior year. This income tax expense is attributable to withholding taxes in Asia and the profitability of the Company’s activities in Germany and Japan.

Balance Sheet and Cash Flow Discussion

Cash on September 30, 2003 increased to $46.5 million from $39.9 million on June 30, 2003, primarily from a $5.8 million decrease in account receivables and $2.3 million proceeds from the issuance of shares under the Company’s employee share purchase plans less a $1.4 million decrease in deferred revenues. Deferred revenues decreased during the period to $13.4 million from $14.8 million on June 30, 2003, reflecting the seasonality of maintenance revenue billings. Accounts receivable as of September 30, 2003 improved to 70 days sales outstanding from 90 days on June 30, 2003 due to a seasonally lower deferred revenue billings and a continued focus on collections and credit control.

Shareholders’ equity on September 30, 2003, increased to $45.5 million from $42.3 million on June 30, 2003, reflecting the issuance of shares under the Company’s employee share purchase plans and the impact of the stronger euro on the cumulative currency translation adjustment. On September 30, 2003, the Company had 17,460,000 shares issued and outstanding, compared to 16,901,000 on June 30, 2003, primarily reflecting the issuance in the quarter of 534,000 shares under the Company’s employee share purchase plans.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros are prepared in accordance with accounting principles generally accepted in France.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

In accordance with French law governing a société anonyme, ILOG’s affairs are managed by our Board of Directors and by our Chairman and Chief Executive Officer, who has full executive authority to manage our business. The Chairman and Chief Executive Officer, under French law, has the broadest powers to act on behalf of ILOG and to represent us in dealings with third parties, subject only to those powers expressly reserved by law to the Board of Directors or general shareholders meetings. The Chairman and Chief Executive Officer is in charge of implementing the goals, strategies and budgets of ILOG, which are determined by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. French company Law of May 15, 2001, gives to the Board of Directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons (the Chairman of the Board and another natural person bearing the title of Chief Executive Officer, or “Directeur Général”). We adopted a resolution to amend our statuts to this effect at the general shareholders’ meeting held on December 18, 2001. Pursuant to French law and our statuts, the Board of Directors can appoint up to five Directeurs Généraux Délégués whose powers and responsibilities are determined by the Board together with the Chief Executive Officer, who have broad powers to represent and bind us in dealings with third parties. Pursuant to the Law of May 15, 2001, if the function of Chairman and Chief Executive Officer is split between two different persons, the right to propose to the Board the appointment of one or several Directeurs Généraux Délégués will belong to the Chief Executive Officer. The Board of Directors on January 20, 2003 approved Bounthara Ing as a Directeur Général Délégué or Deputy General Manager.

The following table sets forth the names, ages and positions of the Directors and executive officers of ILOG as of September 30, 2003:

Name	Age	Position with the Company
Pierre Haren	50	Chairman and Chief Executive Officer
Bounthara Ing	40	Chief Operating Officer and Deputy General Manager
Jean-François Abramatic	54	Chief Product Officer and President, Technical Advisory Board
Roger Friedberger	52	Chief Financial Officer
Michel Alard	49	Director
Marie-Claude Bernal	56	Director
Pascal Brandys	44	Director
Marc Fourrier	49	Director
Richard Liebhaber	68	Director
Todd Lowe	47	Director
Thomas Weatherford	57	Director

Pierre Haren is one of our founders and was our Managing Director from 1987 to December 1995, when he was appointed Chairman and Chief Executive Officer of the Company. Prior to founding ILOG, Dr. Haren spent four years in charge of the SMECI Expert System Shell Project with the Institut National de Recherche en Informatique et en Automatique (“INRIA”) following a three-year term directing the research department of the French Ministry of the Sea. He is also a Director of IPSOS S.A., Ecole Nationale des Ponts et Chaussées, and MiddleNext; he is a scientific advisor to the president of INRIA, a member of the French Académie des Technologies and a member of the International Council of the Belfer Center of the Kennedy School of Government at Harvard University. Dr. Haren received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussées in 1978. He received his M.S. from Massachusetts Institute of Technology (“MIT”) in 1978 and Ph.D. from MIT in Civil Engineering in 1980. Dr. Haren’s term on the Board of Directors expires in 2005.

Bounthara Ing has served as our Chief Operating Officer since April 2002, and as our Deputy General Manager since January 2003. He was our Vice President and General Manager, Industry Solutions Division from July 1999 to April 2002, and has been President of ILOG Ltd. (Japan) since September 1997, and Managing Director of ILOG (Pte.) Ltd. (Singapore) since January 1994. He joined us in 1988 as a software developer and was named Manager of the Graphic Department. Mr. Ing received an Engineering degree from Ecole Centrale de Paris in 1986.

Jean-François Abramatic has served as our Chief Product Officer since February 2003 and since July 2003 as President of the Technical Advisory Board. From July 2000 to February 2003 he was our Senior Vice President, Research and Development. He was a Director of ILOG S.A. from December 1994 to July 2000. From September 1996 to December 2001, Dr. Abramatic was the Chairman of the International World Wide Web Consortium and from September 1996 to September 1997 he was an Associate Director of the MIT Laboratory of Computer Science. From September 1997 to July 2000 Dr. Abramatic was INRIA’s Director of Development and Industrial Relations and from 1992 to September 1998 its Director of Development. Dr. Abramatic received an Engineering degree from Ecole des Mines, Nancy in 1971 and a Ph.D. from the University of Paris VI in 1980.

Roger Friedberger has served as our Chief Financial Officer since May 1996. From 1988 through March 1996, he served as Senior Vice President, Chief Financial Officer and Secretary of Insignia Solutions plc, a software company. Mr. Friedberger graduated from the University of Leeds, England in 1972 with a Bachelor of Commerce degree in Accounting and Law. He qualified as a certified public accountant in California in 1977 and is a member of the Institute of Chartered Accountants in England and Wales.

Michel Alard has served as a Director since July 2000. Mr. Alard is Chairman of the Board of Directors of Wavecom S.A. which he co-founded in 1993. Previously from 1988 he was a project manager at Matra Communications. Mr. Alard received degrees from Ecole Polytechnique in 1976 and from the Ecole Nationale Supérieure des Télécommunications in 1978. Mr. Alard’s term on the Board of Directors expires in 2003 but will be extended to 2006 upon ILOG shareholder approval at our Ordinary General Meeting to be held on December 16, 2003.

Marie-Claude Bernal has served as a Director since December 2000. From 1979 until December 2000 she was a senior vice president, partner and International Equity Portfolio manager at Wellington Management Company. She is also President of the Supervisory Board of Esker S.A. Ms. Bernal graduated from France’s Haut Enseignement Commercial pour les Jeunes Filles, with a major in finance and accounting in 1967 and received an M.B.A. from the University of Chicago in finance and computer science in 1971. Ms. Bernal’s term on the Board of Directors expires in 2005.

Pascal Brandys has served as a Director since September 1998. Mr. Brandys is the President of Biobank, a global life sciences investment company he co-founded in 2000. Previously Mr. Brandys was the Chairman of the Board of Directors and Chief Executive Officer of Genset S.A. which he co-founded in 1989. Mr. Brandys is a Director of Ceres Inc. and several private biotechnology companies. Mr. Brandys graduated from the Ecole Polytechnique in 1980, received an M.S. in Economic Systems from Stanford University in 1982 and an M.S. in Civil Engineering from the Ecole Nationale des Ponts et Chaussées in 1983. Mr. Brandys’s term on the Board of Directors expires in 2003 but will be extended to 2006 upon ILOG shareholder approval at our Ordinary General Meeting to be held on December 16, 2003.

Marc Fourrier has served as a Director since April 1987. Mr. Fourrier is President of Delphis, a holding company that specializes in the creation and development of high technology companies. From 1988 to June 1997, Mr. Fourrier was a principal of Cleversys S.A., a consulting firm which specialized in information technology. He is also a Director of Wavecom S.A. Mr. Fourrier received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussées in 1978, and an M.S. from MIT in 1978. Mr. Fourrier’s term on the Board of Directors expires in 2004.

Richard Liebhaber has served as a Director since December 2000. From 1995 to 2000 he served on the board of Qwest Communications and from 1985 until 1995 he served as a board member and management committee member at MCI Communications. From 1954 through 1985 Mr. Liebhaber worked at IBM, where he served in a number of positions. He is also a Director of JDS Uniphase, ECI Telecommunications and Avici Systems. He graduated from New York University with a BSEE in 1954. Mr. Liebhaber’s term on the Board of Directors expires in 2003 but will be extended to 2006 upon ILOG shareholder approval at our Ordinary General Meeting to be held on December 16, 2003.

Todd Lowe has served as a Director since August 1997, and served as our Executive Vice President and General Manager, Value Chain Management Business Division from July 1999 to April 2002, having previously held the position of Executive Vice President, CPLEX and ILOG Direct since July 1998. From August 1997 until June 1998 he was our Executive Vice President, CPLEX business. From 1988 until 1997 he was President of CPLEX Optimization, Inc. He received a Chemical Engineering degree from the University of California. Mr. Lowe’s term on the Board of Directors expires in 2003 but will be extended to 2006 upon ILOG shareholder approval at our Ordinary General Meeting to be held on December 16, 2003. He is married to Janet Lowe, our Vice President, ILOG Direct.

Thomas Weatherford has served as a Director since December 2002. From August 1997 to December 2002 he was Executive Vice-President and Chief Financial Officer of Business Objects S.A. Previously from January 1996 to August 1997, he was Chief Financial Officer of NETCOM On-Line Communication Services, Inc., and from February 1994 to December 1995 he served as Chief Financial Officer of Logitech, Inc. He has also held senior financial positions at Texas Instruments, Schlumberger and Tandem Computers. He is also a Director of Saba Software, Inc., Synplicity, Inc. and a number of private software companies. Mr. Weatherford received a Bachelor of Business Administration (BBA) from the University of Houston in 1970. Mr. Weatherford’s term on the Board of Directors expires in 2005.

Technical Advisory Board

Since December 2000 we have had a Technical Advisory Board (“TAB”) consisting of a select group of industry and academic leaders, which is designed to strengthen our links with the technical and research communities as well as stimulate our corporate awareness of fundamental technology issues and developments. Key technologies represented by the TAB include: business rules and agent technologies; constraint programming; mathematical programming/optimization; visualization; and the world wide web. The TAB met twice for two days each time over the last year, with each day devoted to a specific technology-based topic and discussion on its applicability to ILOG’s long term vision and market focus.

On February 26, 2003, each of the five non-ILOG employee TAB members was granted warrants to purchase 4,000 Shares each at an exercise price of €4.48 each. These warrants are to expire on February 25, 2008. The following table sets forth the names, ages and positions held within or outside ILOG by the TAB members as of September 30, 2003:

Name	Age	Position
Jean-François Abramatic	54	President, Technical Advisory Board, and Chief Product Officer, ILOG
Patrick Albert	47	Technology Fellow, ILOG
Robert Bixby	58	Chief Science Officer, ILOG
Eugene Freuder	58	Professor, University College Cork, Ireland
Martin Grötschel	55	Professor, Technische Universität Berlin
Gilles Kahn	57	Vice President, INRIA
Ora Lassila	40	Research Fellow, Nokia Research Center
Ben Shneiderman	56	Professor, University of Maryland

Patrick Albert has served as Technology Fellow of the Company since September 2002 having been our Chief Technology Officer from July 1996 to September 2002 and having previously held the position of Vice President of Research and Development since 1990. Mr. Albert was head of the Expert System Shell Department of Groupe Bull prior to joining the Company in 1987. Mr. Albert received a Master of Science degree in Information Technology from the University of Paris VII in 1982.

Robert Bixby has served as our Chief Science Officer since December 2002 and was President of the TAB from December 2000 to July 2003. From August 1997 to December 2002 he has served as Technology Fellow. Dr. Bixby co-founded in 1988 CPLEX Optimization, Inc. which was acquired by ILOG in 1997. He served on ILOG’s Board of Directors from 1997 to 2000. He is a Research Professor at the Department of Computational and Applied Mathematics of Rice University and Noah Harding Professor Emeritus. Dr. Bixby earned a BS from the University of California-Berkeley and a Ph.D. from Cornell University. He has held academic positions at Cornell, the University of Kentucky, the University of Wisconsin-Madison, Northwestern University, the Institut for Operations Research-Bonn, the Institute for Mathematics of the Universität Augsburg, the Konrad-Zuse-Zentrum für Informationstechnik and the Technische Universität Berlin. Dr. Bixby is chairman of the Mathematical Programming Society and is a member of the National Academy of Engineering.

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

Gilles Kahn is Vice President for Science at INRIA. Dr. Kahn graduated from the Ecole Polytechnique. He is or has been a member of various scientific advisory boards, including IRISA, IMAG, LABRI, LRI, Ecole Normale Supérieure, ENS, LIX, CERMICS, Greco Calcul Formel, UNU-IIST, CWI Amsterdam, the Franco-Chinese Computer Science Laboratory, the Cambridge Microsoft Research Center and LORIA. Dr. Kahn is a member of the French Academy of Sciences, and of the Academia Europaea.

Ora Lassila is a Research Fellow at the Nokia Research Center. He has been a member of the Advisory Board of the World Wide Web Consortium (W3C) since 1998, and represented Nokia in the W3C Advisory Committee from 1998 to 2002. From 1996 to 1997 he was a Visiting Scientist at MIT Laboratory for Computer Science, working with W3C and launched the Resource Description Framework (RDF) standard. His previous positions included Project Manager at the Robotics Institute of Carnegie Mellon University and Research Scientist at the CS Laboratory of Helsinki University of Technology.

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

B.    Compensation

The aggregate amount of compensation comprising of salary, commissions, bonus and benefits, exclusive of stock option grants and gains, of all our executive officers as a group (4 persons) paid or accrued for services in all capacities for the year ended June 30, 2003, was approximately $1.1 million, of which Dr. Haren received $247,000.

In accordance with French law only shareholders may determine directors fees paid to the Board of Directors which for 2003 was authorized for up to €100,000 in aggregate. The Board of Directors then has full and discretionary authority to decide the allocation of the directors’ fees authorized by the shareholders among its members. Directors’ compensation, exclusive of stock gains, for 2003 was as follows:

		Warrants Granted
	Fees	Number of Underlying Shares	Exercise Price per Share	Expiration
Michel Alard	€10,000	8,000	€8.00	June 17, 2008
Marie-Claude Bernal	€26,000	8,000	€8.00	June 17, 2008
Pascal Brandys	€8,000	8,000	€8.00	June 17, 2008
Marc Fourrier	€15,000	8,000	€8.00	June 17, 2008
Richard Liebhaber	€19,000	8,000	€8.00	June 17, 2008
Todd Lowe	€14,000	8,000	€8.00	June 17, 2008
Thomas Weatherford	€7,000	8,000	€8.00	June 17, 2008

	€99,000	56,000

No warrants were exercised in fiscal 2003.

The Board of Directors, following the recommendation of the Compensation Committee, will ask the shareholders’ meeting to be held on December 16, 2003 to approve the issuance of warrants to subscribe for a maximum of 56,000 shares reserved for the non-executive Directors. The issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the shares to be issued upon the exercise of such warrants. The amount receivable by ILOG for each share issued upon the exercise of the warrants would be either (i) the average trading closing price as quoted on the Nouveau Marché of Euronext Paris during the ten days preceding the date of the shareholders’ meeting, or (ii) the closing price for a share on the Nouveau Marché of Euronext Paris on the trading day preceding the shareholders’ meeting, whichever is the highest, less the issuance price as described below. The warrants are to be issued by the Board of Directors at a meeting to be held in the week following the shareholders’ meeting. Each warrant is to be issued at a price equal to 5% of the subscription price for one share upon exercise of the warrants and is to give the right to subscribe for one share, nominal value €0.61 at the price as determined above. The exercise of the warrants is to be subject to the condition that their holders attend at least four Board meetings each year. The warrants are to be subscribed and paid for within three months from the date of the grant. The warrants will be exercisable in whole or in part, at any time within five years from their date of issuance.

For additional information relating to warrants granted to ILOG’s Directors in 2003 see “—Share Ownership”.

Under French law, we cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Directeurs Généraux Délégués) who are not employees. No stock options were granted under our Stock Option Plans to executive officers in 2003. No stock options were exercised under our Stock Option Plans by executive officers in 2003.

Below follows the number of options granted to the ten employees of ILOG who are not Directors and who received and/or exercised the greatest number of options in 2003.

	Number of underlying shares	Average exercise price per share
Options granted Options exercised (by only five employees)	15,800 15,228	€ €	2.92 5.38

C.    Board Practices

Under French law, the Board of Directors presents the year-end accounts of ILOG to the shareholders and convenes shareholders’ meetings. In addition, the Board of Directors reviews and monitors our economic, financial and technical strategies. French law provides that the Board of Directors be composed of no fewer than three and no more than 18 members. The actual number of Directors must be within such limits as are provided for in the statuts. The number of members of the Board may be increased only by decision of the shareholders acting as a simple majority. Our Board of Directors currently consists of eight members. Each Director must be an ILOG shareholder. Under French law, a Director may be an individual or a corporation in which case, it must appoint a “représentant légal”, but the Directeur Général and the Chairman must be individuals. Each Director is elected for a three year term. There is no limitation, other than applicable age limits, on the number of terms that a Director may serve. Directors are appointed by the shareholders at an Ordinary Shareholders Meeting and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders at an Ordinary Shareholders Meeting. The Directeur Général may be removed by the Board of Directors at any time, and any Directeur Général Délégué at any time upon the proposal of the Directeur Général. However, under the Law of May 15, 2001, if either is removed by the Board of Directors without cause, they may obtain damages. Vacancies which exist in the Board of Directors may be filled by the Board of Directors, pending ratification at the next shareholders’ meeting. However, if the number of Directors falls below the legal minimum of three, the remaining Directors must immediately call an Ordinary Shareholders Meeting to elect a sufficient number of Directors to reach the legal minimum.

Meetings of the Board of Directors are normally convened and presided over by the Chairman, who is elected by the Board of Directors. Meetings of the Board of Directors, which are held as often as needed, are normally convened and presided over by the Chairman of the Board. According to French law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene a meeting of the Board of Directors regarding matters listed on the agenda. The Board of Directors met nine times in 2003 and the attendance rate averaged 82%. According to the Company’s statuts, Directors who take part in a meeting of the Board by means of videoconference are deemed present, for purposes of calculating the quorum and the majority. A quorum consists of one-half of the members of the Board of Directors and decisions are generally taken by a vote of the majority of the members present, deemed to be present or represented by other members of the Board of Directors. The Chairman has the ability to cast a deciding vote in the event of a tie vote. A Director may give a proxy to another Director but a Director cannot represent more than one other Director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. As required under French law, when a work-committee has been formed, two representatives from our employees are entitled to be present at meetings of the Board of Directors, but do not have any voting rights.

Directors are required to comply with applicable law and ILOG’s statuts. Under French law, Directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of our statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other Directors. A Directeur Général Délégué may be held individually responsible for his or her actions if they are deemed contrary to our interests.

French law generally prohibits ILOG from entering into indemnification agreements with its Directors and officers providing for limitations on personal liability for damages and other costs and expenses that may be incurred by Directors and officers arising out of or related to acts or omissions in such capacity. French law also prohibits our statuts from providing for the limitation of liability of a member of the Board of Directors. These prohibitions may adversely affect our ability to attract and retain Directors. Generally, under French law, Directors and officers will not be held personally liable for decisions taken diligently and in our corporate interest.

We have entered into an agreement with each of our Directors, our Chairman and Chief Executive Officer, our Chief Operating Officer, our Chief Product Officer and our Chief Financial Officer to contract for and maintain liability insurance against liabilities which may be incurred by such persons in their respective capacities, including liabilities which may be incurred under the U.S. federal and state securities laws, subject to certain limitations. We believe that entering into such agreements and maintaining appropriate liability insurance for our Directors and officers will assist us in attracting and retaining qualified individuals to serve as Directors and officers.

We consider each of our Directors, other than Pierre Haren, our Chairman and Chief Executive Officer, and Todd Lowe, a former executive officer, as independent directors. Our Board of Directors, however, has not reviewed the independence of our Directors in light of the French Bouton report of September 23, 2002. According to the criteria of that report, Marc Fourrier would not be considered independent as he has been a Director for more than 12 years. The standard of Director independence is established in the Charter of our Audit Committee, discussed below under “—Board Committees.”

Board Committees

The Board currently has three committees: the Audit Committee, composed of Marie-Claude Bernal, as Chairperson, Marc Fourrier and Thomas Weatherford; a Compensation Committee, composed of Michel Alard and Richard Liebhaber, as Chairperson; and a Nominating and Corporate Governance Committee, composed of Marie-Claude Bernal, Richard Liebhaber and Todd Lowe, as Chairperson. Each of the Committees makes recommendations to the Board of Directors for approval by the Board.

The primary responsibility of the Audit Committee is to oversee our financial reporting process on behalf of the Board of Directors and to report the results of their activities to the Board of Directors. In accordance with its Charter, the Audit Committee primarily reviews with management and our independent auditors our internal accounting procedures and quarterly and annual financial statements and consults with and reviews the services provided by our independent auditors. The Audit Committee must be comprised of at least three directors. Each member of the Audit Committee shall be an independent member of the Board of Directors. Members of the Board of Directors shall be considered independent as long as they do not, other than in their capacity as members of the Board of Directors, the Audit Committee or any other Committee of the Company, accept any consulting, advisory, or other compensatory fee from the Company and are not an affiliated person of the Company or any of its subsidiaries, and otherwise meet the independence requirements of applicable French and U.S. stock exchange listing standards and other applicable laws and regulations. The Audit Committee shall provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others, relating to: the integrity of ILOG’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the independent auditors’ qualifications and independence; and our compliance with ethics policies and legal and regulatory requirements. The Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of ILOG and the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties. In 2003, the Audit Committee met 7 times and the attendance rate averaged 86%.

Fees paid by ILOG to its U.S. and French auditors and the members of their networks in 2003 were as follows:

	Ernst & Young Audit(1)	Audit & Diagnostic
	(in thousands)
Audit related services
• Auditing, certification, examination of separate and consolidated accounts	€277	€39
Other services • Tax advice and compliance	78	—

Total fees	€355	€39

(1)	Fees paid to Ernst &Young Audit include the audit of our consolidated financial statements in accordance with U.S. GAAP, our statutory audit and of certain of our subsidiaries, the review of our quarterly and semi-annual financial statements, and certain certifications required for French regulatory purposes.

The Compensation Committee is charged, pursuant to its Charter, with (i) reviewing and recommending to the full Board of Directors the level of compensation, including salary, fees, benefits, executive incentive plan and perquisites, of the Chief Executive Officer; (ii) reviewing and approving annually the general compensation policies applicable to the Company’s executive officers, including the relationship of the Company’s performance to executive compensation; (iii) reviewing and advising the Board of Directors concerning, and if deemed appropriate, retaining independent consultants regarding, national, regional and industry-wide compensation practices and trends in order to assess the adequacy and competitiveness within the high technology and software industries of the Company’s executive compensation programs; (iv) overseeing and recommending from time to time for adoption by the Board of Directors share option plans, share appreciation rights plans, pension and profit sharing plans, bonus plans, deferred compensation plans, warrant award plans for independent Directors and Technical Advisory Board plans, independent Director compensation plans and other similar programs; (v) overseeing and recommending to the Board of Directors the Company’s stock incentive and purchase plans as in effect and as adopted from time to time for adoption by the Company’s shareholders; (vi) performing such other functions and having such other powers as may be necessary or convenient to the efficient discharge of the foregoing; and (vii) reporting to the Board of Directors regarding the foregoing from time to time. In 2003, Dr. Haren’s fixed compensation was not increased at his request. He received a bonus of €14,431 corresponding to the partial achievement of his objectives for the year, related to operating income and revenue growth. In 2003, the Compensation Committee met 3 times and the attendance rate was 100%.

The Nominating and Corporate Governance Committee was established in October 2002 with the primary objectives, pursuant to its Charter, of (i) identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each next annual meeting of our stockholders; (ii) ensuring that the Audit, Compensation, Corporate Governance and Nominating, and any other future Committees of the Board shall have the benefit of an appropriate number of qualified and experienced independent directors; (iii) developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to us; (iv) monitoring significant developments in the law and practice of corporate governance; and (v) leading the Board and each committee thereof in its annual performance evaluation, including establishing criteria to be used in connection with such evaluation. The Nominating and Corporate Governance Committee must be comprised of three or more members of the Board, each of whom shall satisfy the applicable independence requirements of The Nasdaq National Market, the United States Securities and Exchange Commission, the Nouveau Marché and other applicable regulatory requirements. Key decisions and actions of the Nominating and Corporate Governance Committee in 2003 included: (a) the recommendation of the nomination of Thomas Weatherford to the Board of Directors and, subsequently, his nomination to the Audit Committee; (b) the preparation and approval of an internal Code of Ethics applicable to the Board of Directors, officers and employees of ILOG; and (iii) a review and analysis of the Company’s trading window policy. In 2003, the Nominating and Corporate Governance Committee met 4 times and the attendance rate was 100%.

D.    Employees

The following chart indicates our total number of employees and the distribution of employees by function, as of September 30:

	2003	2002	2001
Sales and Marketing	258	257	257
Consulting and Customer Support	111	115	122
Research and Development	149	149	137
Finance and Administration	84	81	70

Total Employees	602	602	586

The following chart indicates the geographic distribution of our employees, as of September 30:

	2003	2002	2001
Europe	368	375	359
North America	175	169	168
Asia	59	58	59

Total Employees	602	602	586

Employee turnover in 2003 and 2002 was approximately 10% and 13%, respectively.

We have never experienced a strike and believe that our relationships with our employees are good. Our future success depends in large part on our ability to train, motivate and retain highly skilled technical, sales and managerial personnel. Competition for such personnel in the software industry is intense, particularly with respect to technical personnel with expertise in object oriented technology. If we are unable to retain and/or satisfactorily replace qualified personnel on a timely basis in the future, our business, operating results and financial condition would be materially adversely affected.

Our employees are not represented by any unions; however, management is required under the French Labor Code to hold monthly meetings with a delegation of elected employee representatives to discuss, in particular, employment matters and the economic condition of the Company and to provide appropriate information and documents relating thereto. As required under the French Labor Code, two representatives of the employees are entitled to attend meetings of the Board of Directors, but do not have any voting rights.

E.    Share Ownership

The table below sets forth certain information with respect to the beneficial ownership of shares, options and/or warrants outstanding as of September 30, 2003 by our Directors and executive officers, where such beneficial ownership represents one percent or more of the outstanding Shares:

Name	Shares(1)	Options & Warrants		Warrants Granted in 2003		Shares Beneficially Owned(1)	Percentage (1)
		Number of Underlying Shares	Exercise Price(s) Euros	Number of Underlying Shares	Exercise Price Euros
All as a group (11 persons) (2)(3)	1,293,739	800,902	3.35–51.50	56,000	8.00	1,976,055	11.3%
Marc Fourrier(4)	232,285	28,000	7.55–39.21	8,000	8.00	260,285	1.5%
Pierre Haren(5)	304,748	220,000	3.81–10.01	—	—	499,748	2.9%
Todd Lowe(6)	714,889	88,000	5.62– 8.66	8,000	8.00	795,389	4.6%

(1)	Number of Shares and percentage ownership are based on 17,459,579 Shares outstanding as of September 30, 2003. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F and includes voting or investment power or the right to receive the economic benefit with respect to such shares. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2003 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.
(2)	Includes 192,000 warrants granted and outstanding to non-executive Directors which expire five years from the date of grant as follows: 4,000 in September 2004, 12,000 in November 2005, 76,000 in January 2006, 40,000 in December 2006 and 56,000 in June 2008.
(3)	Includes 528,902 options granted to executive officers under the plans described below and which expire ten years from the date of grant as follows: 568 in 2006, 20,000 in April 2007, 7,334 in July 2007, 150,000 in October 2007, 43,000 in August 2008, 25,000 in October 2009, 80,000 in November 2010, 113,000 in November 2011 and 50,000 in May 2012.
(4)	Includes 2 shares held by Delphis, a corporation controlled by Mr. Fourrier and his family. The warrants expire as follows: 4,000 in September 2004, 4000 in November 2005, 4,000 in January 2006, 8,000 in December 2006 and 8,000 in June 2008.
(5)	Includes 56,000 shares held in the name of Dr. Haren’s children. Options expire as follows: 20,000 in April 2007, 150,000 in October 2007 and 50,000 in November 2011.
(6)	Shares are held in the name of the Lowe Family Trust of which Mr. Lowe is a trustee. Includes 80,000 options held by Janet Lowe which expire as follows: 50,000 in August 2007, 15,000 in October 2009, and 15,000 in November 2011. 8,000 warrants expire in June 2008.

We have various employee stock warrant, stock option and employee purchase plans currently in effect. Under French law, we cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Directeurs Généraux Délégués) who are not employees.

The following is a summary description of each of the Company’s plans.

Warrants for Non-Executive Directors and TAB Members.    Pursuant to resolutions adopted on September 21, 1999, October 18, December 18, 2000, December 18, 2001 and December 17, 2002, the shareholders have authorized the Board to issue warrants to the non-executive Directors and TAB members for the purchase of ILOG Shares, of up to a total of 268,000 Shares. On September 22, 1999, November 22, 2000, December 18, 2000, December 18, 2001, February 26, 2003 and June 18, 2003, warrants to purchase 20,000, 32,000, 80,000, 60,000, 20,000 and 56,000 Shares, respectively, were granted to 10 non-executive Directors and 5 TAB members. Warrants representing 252,000 Shares were outstanding as of September 30, 2003. The warrants may be exercised at prices between €4.48 and €39.21 per Share at any time until the fifth anniversary of the date of grant, when they lapse.

The 1996 Stock Option Plan.    In 1994, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant, until November 23, 1999, options on up to 500,000 shares at a price to be determined by the Board of Directors on the date of grant based on ILOG’s net assets, a reasonable estimate of its future profitability and its future development prospects (the “1994 Plan”). In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for the granting of incentive stock options, we decided to adopt a new plan (the “1996 Plan”), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders at an extraordinary meeting on May 30, 1996, and on that date 600,000 Shares; on October 17, 1996, 200,000 Shares; on August 20, 1997, 1,600,000 Shares; on December 17, 1997, 500,000 Shares; and on August 31, 1998, 1,000,000 Shares, were added to the 1996 Plan with respect to which options may also be granted by the Board of Directors until November 23, 1999. Following the approval by shareholders at an extraordinary meeting of the 1998 Plan (see below) 1,000,000 shares authorized for the 1996 Plan were transferred to the 1998 Plan. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant of options and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. As of September 30, 2003, options with respect to an aggregate of 1,414,577 Shares were outstanding at exercise prices ranging from €1.95 to €13.54.

The 1998 Stock Option Plan.    On August 31, 1998, ILOG’s shareholders, at an extraordinary meeting, approved the 1998 Stock Option Plan, to succeed the 1996 Stock Option Plan, and at that time options representing 1,000,000 Shares previously authorized for the 1996 Plan were transferred to the 1998 Plan. In addition, on September 21, 1999, 900,000 Shares and on October 18, 2000, 1,250,000 Shares, were authorized with respect to which options may be granted by the Board of Directors. The 1998 Stock Option Plan is identical to the 1996 Stock Option Plan except that it expires in 2005. As of September 30, 2003, options with respect to an aggregate of 2,737,744 Shares were outstanding at exercise prices ranging from €2.92 to €51.50, and options to purchase or subscribe for up to 277,569 Shares remained available for future grants under the 1998 Plan.

The 2001 Stock Option Plan.    On September 25, 2001, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 1,100,000 Shares, to employees under the 2001 Stock Option Plan which was approved by shareholders at an ordinary meeting on December 18, 2001. On December 18, 2001, the shareholders ratified and amended the 2001 Stock Option Plan. The exercise price of the options is determined by the Board of Directors at the time of their grant. Pursuant to the 2001 Plan, the subscription price of the new Shares will be equal to the closing price for a share on the Nouveau Marché on the last trading day preceding the date of grant of the options provided that such subscription price is not less than 80% of the average of the closing prices quoted for a Share on the Nouveau Marché during the twenty trading days preceding such date. The purchase price of the Shares will be equal to the closing price for a Share on the Nouveau Marché on the last trading day preceding the date of the grant of the options, provided that the purchase price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Nouveau Marché during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company pursuant to article L. 225-208 and/or L. 225-209 of French Company Law. Under the 2001 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. As of September 30, 2003, options with respect to an aggregate of 874,490 Shares were outstanding at an exercise price of €8,66, and options to purchase or subscribe for up to 219,664 Shares remained available for grant under the 2001 Plan.

All Options granted under the 1996, 1998 and 2001 Plans have a term of ten years, other than options granted to employees in the United Kingdom which have a term of seven years less one day. Generally, and unless otherwise specified, if an optionee terminates his or her employment with ILOG, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months, except for optionees who are French tax residents at the date of grant of the Options who may exercise their Options until the termination of the term of their Options. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person’s options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No option may be transferred by the optionee other than by will or the laws of intestacy.

In December 1996, the French parliament adopted a law that requires French companies and optionees to pay French social contributions and certain salary-based taxes, which may represent, for ILOG, up to 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary is a French resident subject to French social security at the date of grant of the stock options and disposes of the shares, or converts the shares into bearer form, before the fifth anniversary of the date of grant of the option. In addition, such difference is treated as salary income for personal income tax purposes if the shares are sold or otherwise disposed of within five years of the grant date. This applies to all options granted to French residents subject to French social security exercised after January 1, 1997. Thus, in order to benefit from the social contributions favorable regime, the Plans provide that the shares to be obtained by exercise of the options granted as of January 1, 1997 to French residents subject to French social security may not be disposed of or converted into bearer form until the end of the five-year holding period from the date of grant of the options. In addition, pursuant to a Law of July 2, 1998, both the beneficiary and ILOG are exempt from social contributions if the options were granted before January 1, 1997, are exercised after April 1, 1998 due to the fact that ILOG has not been registered for more than 15 years at the date of grant of such options. According to the Law of May 15, 2001, the five-year holding period is reduced to four years with respect to stock options granted on or after April 27, 2000. In addition, with respect to options exercised after January 1, 1995, an excessive discount, as determined by French law, is subject to French social contributions at the exercise date.

We have not recorded a liability for social contributions and certain salary-based taxes which may be assessed for options granted up to June 30, 2003, as the liability, being dependent on future values of our Shares and the timing of employees’ decisions to exercise options and sell the related Shares, cannot be estimated. We also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the Shares prior to the end of the minimum holding period which conditions the eligibility to the favorable tax and social contribution regime.

International Employee Stock Purchase Plan.    In October 1996, ILOG’s shareholders approved our International Employee Stock Purchase Plan (the “Purchase Plan”) and renewed such approval in December 2002, which reserves a total of 400,000 Shares for issuance to the ILOG S.A. Employee Benefits Trust thereunder for a period of two years. The Purchase Plan permits eligible employees to acquire Shares in the form of ADSs through payroll deductions. The Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The Purchase Plan is implemented by consecutive offering periods. Each offering under the Purchase Plan will be for a period of six months (the “Offering Period”) commencing on February 1 and August 1 of each year. The Board of Directors has the power to set the beginning of any Offering Period and to change the duration of Offering Periods without shareholder approval, provided that the change is announced at least 15 days prior to the scheduled beginning of the first Offering Period to be affected. Eligible employees may select a rate of payroll deduction up to 10% of their compensation, up to an aggregate total payroll deduction not to exceed $21,250 in any calendar year. The issue price of these Shares is to be determined by the Board of Directors. As long as the Shares of the Company remain listed on the Nouveau Marché of Euronext Paris S.A. (or such other French regulated market on which the Shares are listed), the issue price of one Share is to be equal to eighty five percent (85%) of the closing price for such Share as quoted on the Nouveau Marché of Euronext Paris S.A. (or such other French regulated market on which the Shares are listed) on the first or last trading day of the offering period whichever is lower, as reported in La Tribune or such other source the Board of Directors deems reliable.

French Employee Savings Plan.    ILOG’s shareholders in December 2002 reserved a total of 600,000 Shares for issuance to ILOG employees participating in the French Employee Savings Plan (“Savings Plan”) for a period of two years. The Savings Plan permits eligible employees to make contributions for purposes of purchasing units in investment funds managed for ILOG on behalf of the employees, or to acquire ILOG Shares. The Savings Plan is an Employee Savings Plan under Article L.443-1 et. seq. of the French Labor Code. The Savings Plan is funded by an annual contribution made on behalf of employees from a special employee profit-sharing reserve, by voluntary contributions made by employees, by discretionary supplemental contributions made by ILOG, and by the reinvestment of revenues and capital gains from investments in the Savings Plan prior to distribution. In accordance with the French Labor Code, voluntary contributions in any one calendar year for an eligible employee may not exceed 25% of such employee’s gross annual salary. The price for Shares will be determined by the Board on the basis of the fair market value of a Share by reference to the Share closing price in euros on the Nouveau Marché. However, in no case should the issue price exceed, the average of the Share price as quoted on the Nouveau Marché or be less than 85% of the average of the share closing price, during the twenty trading days preceding the decision of the Board called to set the opening date for subscription and as reported in La Tribune or such other source the Board deems reliable. Investments made on behalf of eligible employees may be distributed on the first day of the fourth month of the fifth fiscal year following the year in which investment fund units or ILOG Shares were purchased. The Savings Plan is automatically renewed each year unless otherwise terminated.

As of September 30, 2003, we had issued 218,311 and 437,667 Shares under the Purchase Plan and Savings Plan, respectively, since December 2002.

The shareholders’ meeting to be held on December 16, 2003 will be asked to cancel the authorizations granted by the shareholders at the general meeting held on December 17, 2002 and to authorize the issuance of 400,000 and 600,000 Shares within a maximum of two years, pursuant to the Purchase Plan and Savings Plan, respectively.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

The table below sets forth certain information with respect to the beneficial ownership of ILOG shares as of September 30, 2003 by any person known to us to be the owner of five percent or more of the outstanding Shares, of our Directors and executive officers, considered as one group, and French employees participating in our French employee pension plan:

Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Percentage Owned(1)
INRIA	1,337,250	7.7%
Robert Bixby(2)	882,491	5.1%
All Directors and executive officers as a group (11 persons)(3)	1,976,055	11.3%
French employees (4)	643,533	3.7%

(1)	Number of Shares and percentage ownership is based on: 17,459,579 Shares outstanding as of September 30, 2003. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F and includes voting or investment power or the right to receive the economic benefit with respect to such shares. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2003 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.
(2)	Includes 320,000 Shares issuable upon exercise of options to purchase shares which are exercisable within 60 days of September 30, 2003.
(3)	Includes 682,316 Shares issuable upon exercise of options and warrants to purchase shares which are exercisable within 60 days of September 30, 2003.
(4)	Represents the Shares of ILOG employees who are resident in France and held under our French employee pension plan.

Over the last three years there have been no significant changes in the percentage ownership held by any of the Company’s major shareholders. To the Company’s knowledge, it is not owned or controlled by another corporation or by any foreign government or any other natural or legal person.

B.    Related Party Transactions

In 1998 SAP A.G. purchased 685,064 ILOG shares for $10.5 million. In December 1997, SAP and ILOG entered into a three-year agreement for the licensing and support of certain ILOG products. Over the three-year period of this agreement, we have received approximately $19 million in revenues. In 1999, the agreement was amended to include certain additional ILOG products in exchange for $0.9 million. Since December 2000, the three-year agreement has been extended for successive one-year periods in exchange for additional license and maintenance fees. For the years ended June 30, 2003, 2002 and 2001, revenues received from SAP A.G. represented respectively 8%, 11% and 9% of our revenues.

In 1999 Temposoft S.A. entered into a licensing agreement for our products. Under the terms of the licensing and other recent agreements ILOG receives license fees and royalties for certain ILOG products from Temposoft and warrants to purchase Temposoft shares. In September 2001 ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately $260,000. As of June 30, 2003 ILOG owned 4.4% of Temposoft. Since February 1998 Mr. Patrick Albert our Technology Fellow has been a Director of Temposoft. Revenues received from Temposoft by ILOG were $161,000, $177,000 and $778,000 in 2003, 2002 and 2001 respectively.

Fidelity Investments, through various funds under its management, had during 2003 and 2002 control of between 5% and 10% of our outstanding shares. As of September 30, 2003 they held 4.8% of our outstanding shares. The Fidelity Investments organization purchased approximately $464,000, $752,000 and $100,000 of software licenses and services from the Company in 2003, 2002 and 2001, respectively, pursuant to normal orders and contracts negotiated on an arm’s length basis.

In August 2002, Jeff Williams, our Vice President Operations, repaid a loan in full he received in August 2001 from ILOG in connection with his relocation from France to the U.S. The amount of the loan was $95,000 and bore interest at a rate of 3.549%.

C.    Interests of Experts and Counsel

Not Applicable.

Item 8.     Financial Information

A.    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this Annual Report on Form 20-F.

We are a party to legal proceedings from time to time. There is currently no such proceeding which we believe is likely to have, or recently has had, a material adverse effect on our financial situation, our business or results of operations. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which may arise in the future will not have a material adverse effect on our business.

We have not paid any cash dividends on our share capital to date. We currently anticipate that we will retain any future earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in euros and under the French Company Law and our statuts, may only be paid from pre-consolidated retained earnings. As of June 30, 2003 our pre-consolidated retained earnings was a deficit of approximately $38.4 million.

B.    Significant Changes

None

Item 9.    The Offer and Listing

A new law has been recently enacted in France (law number 2003-706 dated August 1, 2003, relating to financial securities) which provides for the creation of a new entity, the Autorités de Marchés Financiers (the “AMF”) resulting from the merger of the Commission des opérations de bourse (the “COB”) and the Conseil de discipline de la gestion financiére (the “CDGF”). The AMF, an independent governmental authority, will be responsible for the protection of investors, investors’ information and proper running of the securities markets. While this merger has not yet occurred, it should take place in the near future. Therefore, this Annual Report on Form 20-F describes the French regulatory organization as it exists as of the date of this report.

A.    Offer and Listing Details

Closing Sale Prices of ILOG ADSs and Shares

The following table sets forth the range of low and high reported closing sale prices of our ADSs (each ADS representing one Share) on the Nasdaq National Market for the fiscal years and periods indicated.

	In Dollars
	Low	High
1999(1)	4.44	16.50
2000	5.00	104.50
2001	9.60	63.25
2002	5.00	17.15
First Quarter	5.09	17.15
Second Quarter	5.85	12.15
Third Quarter	11.40	16.67
Fourth Quarter	5.00	16.00
2003	2.70	9.88
First Quarter	2.85	6.30
Second Quarter	2.70	7.67
Third Quarter	3.95	7.14
Fourth Quarter	4.09	9.88
2004
First Quarter	8.16	11.75
Monthly
April 2003	4.09	6.37
May 2003	6.20	8.01
June 2003	7.91	9.88
July 2003	8.20	9.56
August 2003	8.16	10.75
September 2003	10.21	11.75

(1)	From December 1998.

On September 30, 2003, the last sale price for the ADSs as reported on the Nasdaq National Market was $10.75 per ADS.

The Depositary in respect of the ADSs is JPMorgan Chase Bank. Each ADS registered on the books of the Depositary corresponds to one Share. As of September 30, 2003 there were 38 record holders of American Depositary Receipts evidencing 5,851,081 ADSs.

In December 1998, the Shares were listed on the Nouveau Marché of Euronext Paris. The following table sets forth the range of high and low reported closing sale prices of the Shares on the Nouveau Marché for the fiscal years and periods indicated.

	In Euros
	Low	High
1999(1)	4.40	12.65
2000	5.01	107.90
2001	11.49	72.60
2002	5.00	19.20
First Quarter	5.00	19.20
Second Quarter	6.06	13.79
Third Quarter	12.60	19.10
Fourth Quarter	5.25	18.50
2003	2.75	8.40
First Quarter	2.80	6.25
Second Quarter	2.75	7.80
Third Quarter	3.60	6.78
Fourth Quarter	3.51	8.27
2004
First Quarter	7.15	10.68
Monthly
April 2003	3.51	6.17
May 2003	5.60	7.19
June 2003	7.02	8.27
July 2003	7.15	8.80
August 2003	7.28	9.00
September 2003	9.35	10.68

(1)	From December 1998.

On September 30, 2003, the last sale price for the Shares as reported on the Nouveau Marché was €9.35 per Share.

B.    Plan of Distribution

Not Applicable.

C.    Markets

The ADSs are quoted on the Nasdaq National Market under the symbol “ILOG”. The Shares are listed on the Nouveau Marché of Euronext Paris.

General

On September 22, 2000, upon successful completion of an exchange offer, the Paris BourseSBF S.A. (the “SBF”), the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, a Pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock

Exchanges and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms. NSC is the common platform for trading and Clearing 21 for the clearing. LIFFE CONNECTTM, the LIFFE trading platform is to be used for all Euronext futures and options trading. In addition, Euronext Paris anticipates the implementation of central clearinghouse settlement cash markets and custody structures over a common system. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to the Euronext Paris’s trading markets as well as the regulation of those markets.

Euronext N.V. has been listed on the Premier Marché of Euronext Paris since July 2001. In January 2002, Euronext N.V. acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market. The combination of LIFFE and Euronext N.V. will triple, among other things, the volume of derivatives business conducted through LIFFE CONNECTTM trading platform. Since February 6, 2002, Bolsa de Valores de Lisboa e Porto (BVLP) has become a wholly-owned subsidiary of Euronext N.V. and was renamed Euronext Lisbon.

Securities listed on Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC, which is also operated by Euronext Paris.

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

The shares listed on the Nouveau Marché are placed in one of two categories depending on the volume of transactions, continu or fixing. ILOG’s Shares on the Nouveau Marché (under the ISIN code FR0004042364) are placed in the category continu, which includes the most actively traded shares on the Nouveau Marché. Such trading takes place on each business day from 9:00 a.m. to 5:25 p.m. local time, with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, and a closing auction at 5:30 p.m. For shares that are not traded continuously, retail orders on the Nouveau Marché are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, ITMs display bid/asked spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. Trading in securities on the Nouveau Marché may be suspended by Euronext Paris, if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a continu security varies by more than 10% from the previous day’s closing price, trading may be suspended for up to four minutes. Once trading has commenced, further suspensions of up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price which caused the first suspension. During the continuous trading session, Euronext Paris also suspends trading for a four-minute period if the quoted price of a continu security varies by more than 2% (“dynamic” threshold) from the last trade price. Euronext Paris may also suspend trading of a listed security on the Nouveau Marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the CMF and the COB may also suspend trading.

Trades of securities listed on the Nouveau Marché are settled on a cash basis on the third trading day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (service de règlement différé or SRD) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least 1 billion euros and a daily average volume of trades of at least 1 million euros. The Shares are not eligible for the deferred settlement service.

Prior to any transfer of securities held in registered form on the Nouveau Marché, such securities must be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Euroclear France, a settlement organization. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marché are cleared and settled through Clearing 21 and Euroclear France S.A., a registered clearing agency, using a continuous net settlement system. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

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

The Company is a société anonyme, a form of limited liability company, incorporated under the laws of France. In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts. An unofficial English translation of the Company’s statuts is included as an exhibit to this Annual Report on Form 20-F. You may obtain copies of our statuts in French from the Greffe of the Registry of Commerce and Companies of Créteil, France. Those documents provide additional details.

1.    Shareholders’ Meetings and Voting Rights

General

In accordance with French Company Law, there are two types of shareholders’ general meetings, ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing Directors;

•	determining Board of Directors fees;

•	appointing independent auditors;

•	approving the annual accounts;

•	declaring dividends or authorizing dividends to be paid in shares; and

•	issuing debt securities.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to the Company’s statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing the Company’s name or corporate purpose;

•	increasing or decreasing the Company’s share capital;

•	creating a new class of equity securities;

•	authorizing or deciding the issuance of investment certificates, convertible or exchangeable securities, or any other securities giving rights to equity securities; and

•	the voluntary liquidation of the Company prior to the end of its statutory term.

Annual Ordinary Meetings

French Company Law requires the Company’s Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may, however, be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, the Company’s independent auditors may call the meeting. In bankruptcy, the Company’s liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of the Company’s share capital;

•	any interested party, in cases of urgency;

•	the workers’ committee in emergency situations;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the Company’s voting rights; or

•	majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

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

Attendance and Voting at Shareholders’ Meetings

Each Share confers on a shareholder the right to one vote. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights, subject to the conditions specified in French Company Law and the Company’s statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting or to vote by mail or, upon decision of the Board, by videoconference or by other means of telecommunication which allow shareholders to be identified.

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

Proxies and Votes by Mail

In general, all shareholders who have properly registered their Shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate and vote in general meetings either in person, by proxy, by mail, or upon decision of the Board, by videoconference or by any other means of telecommunication which allows shareholders to be identified.

Proxies will be sent to any shareholder on request with, among other things, the text of the resolutions to be passed at the relevant meeting. In order to be counted, such proxies must be received at the Company’s registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder, or if the shareholder is not a French resident, by an intermediary registered under the condition set forth by French law. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed by the Board of Directors and against all others.

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

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is resumed only to approve an increase in the Company’s share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail or by proxy and, or upon decision of the Board, by videoconference or by any means of telecommunication allowing them to be identified for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

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

2.    Dividends

The Company may only distribute dividends out of the Company’s “distributable profits,” plus any amounts held in the Company’s reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or the Company’s statuts. “Distributable profits” consist of the Company’s unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French Company law or the Company’s statuts.

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

The shareholders may delegate the right to carry out any increase in share capital (other than for a contribution in-kind) to the Board of Directors, provided that this increase has been previously authorized by the shareholders. The Board of Directors may further sub-delegate this right to the Company’s Chairman and Chief Executive Officer. Each time the shareholders decide on a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase (except for a contribution in-kind or when it results from an earlier issue of securities giving rights to shares), they must decide on whether or not to proceed with a capital increase reserved to employees of the Company and its subsidiaries or whether or not to delegate to the Board of Directors the right to carry out such reserved capital increase.

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

7.    Requirements for Holdings Exceeding Certain Percentages

French Company Law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or the voting rights of a listed company in France such as the Company, or that decreases its shareholding or voting rights above or below any of these percentages, must notify the company within five trading days of the date it crosses each threshold of the number of shares or ADSs it holds and their voting rights. The individual or entity must also notify the CMF within five trading days of such date of the number of equity securities it holds and the voting rights attached thereto.

French law and the COB impose additional reporting requirements on persons, acting alone or in concert with others, who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file with the CMF, the COB and such listed company, a report within ten trading days of the date such thresholds being crossed. In this report the acquirer must specify its intentions for the following 12-month period including whether or not such person or persons intend to continue its purchases, to acquire the control of such company or to seek a nomination to the company’s Board of Directors. This report must be filed with the CMF, the COB and such listed company. The CMF publicly releases the notice. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or its shareholders. Upon any change of intention, it must file a new report.

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

8.    Purchase of the Company’s Own Shares

Under French Company Law, the Company may not subscribe its own shares. However, the Company may, directly or through an intermediary acting on its behalf, acquire the Company’s own shares for, among other things:

(a) to reduce the Company’s share capital by canceling such acquired shares, with approval of the Company’s shareholders at an extraordinary meeting,

(b) to provide shares for distribution to the Company’s employees under a profit-sharing plan or stock option plan or,

(c) to acquire up to 10% of the Company’s share capital in connection with a corporate share repurchase program, provided the Company’s shares are listed on a regulated market (e.g., the Premier Marché, the Second Marché, or the Nouveau Marché). The Company has filed a Note d’information and has received the approval, or visa, from the COB on November 27, 2002, as well as the Company’s shareholders’ approval at an ordinary general meeting held on December 17, 2002. The COB visa number is 02-1184. We will file a new Note d’information with the COB and a new resolution will be submitted to the next general shareholders’ meeting convened to approve the financial statements for the fiscal year ended June 30, 2003, to renew such share purchase program.

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

On December 17, 2002, the shareholders authorized the Board of Directors to repurchase up to 10% of the Company’s total outstanding share capital at a maximum purchase price of €25 and a minimum sale price of €3. The total amount of such purchase may not exceed 10 million euros. This authorization voids and replaces the one which was granted by the Company’s general shareholders meeting on December 18, 2001. This authorization will expire on the date of the annual shareholders’ meeting called to approve the accounts for the fiscal year ending June 30, 2003. A new resolution will be submitted to renew the share purchase program at the shareholders’ general meeting convened to approve the accounts for the fiscal year ended June 30, 2003.

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

C.    Material Contracts

None.

D.    Exchange Controls

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by ILOG to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary. The payment of any dividends to foreign shareholders must be effected through an authorized intermediary. All registered banks and substantially all credit establishments in The Republic of France are authorized intermediaries.

Ownership of ADSs or Shares by Non-French Residents

Under French law, there is no limitation on the right of non-French residents or non-French shareholders to own, or where applicable, to vote securities of a French company.

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, pursuant to the Decree number 2003-196 of March 7, 2003, the acquirer/investor must file a déclaration administrative, or administrative notice, with French authorities in connection with certain foreign investments, direct investments and market foreign investments in any French company. Such déclaration administrative must also be filed in connection with certain investments made by a French company under foreign control. Under existing administrative rulings, ownership of more that 33.33% of a French company’s share capital or voting rights is, for instance, regarded as a direct investment subject to a “déclaration administrative”.

E.    Taxation

The following is a general summary of certain material French tax and U.S. federal income tax consequences of owning and disposing ILOG shares or ADSs. This discussion applies only to U.S. Holders. You will be a U.S. Holder if you are the beneficial owner of shares or ADSs, you hold your shares or ADSs as capital assets and the following two points apply to you:

•	You are any one of the following: an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; a U.S. corporation or certain other entities created or organized under the laws of the United States; an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust; and

•	You are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994 (the “U.S.-French Treaty”) under the “Limitation on Benefits” article of that treaty.

This summary does not purport to address all of the material tax consequences to these U.S. Holders or to any other holders. This summary also does not take into account the specific circumstances of any particular U.S. Holder although such circumstances might materially affect the general tax treatment of such U.S. Holder. This summary does not address all aspects of U.S. federal income taxation that may apply to U.S. Holders that are subject to special tax rules, including U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities-broker dealers, holders that directly, indirectly or by attribution own 10% or more of the outstanding share capital or voting stock of ILOG, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the U.S. dollar. Such Holders may be subject to U.S. federal income tax consequences different from those set forth below. If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds shares or ADSs, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs. All holders of shares or ADSs are advised to consult their own tax advisors, with respect to the U.S. federal, state and local tax consequences, French tax consequences, and other tax consequences of the ownership and disposition of shares or ADSs and their eligibility for benefits under the U.S.-French Treaty.

In particular, the Bill of Finance for 2004 provides for the suppression of the avoir fiscal mechanism and the related précompte mechanism. According to the Bill of Finance for 2004, such suppression would be applicable to dividends paid as of January 1, 2005. However, non-individual shareholders would no longer be entitled to use the avoir fiscal as of January 1, 2005. In addition, the Bill of Finance for 2004 provides for the implementation of a temporary equalization tax equal to 25% of the net dividends (before withholding tax) paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned more than five years before the distribution. Such temporary equalization tax would not be refundable to the shareholders.

This summary is based on the Internal Revenue Code of 1986 as amended (the “Internal Revenue Code”), French law, U.S. Treasury and French tax regulations, judicial decisions, administrative pronouncements, and the U.S.-French Treaty, all as currently in effect as of the date of this Annual Report on Form 20-F, and all of which are subject to change or changes in interpretation. The statements of French and U.S. tax laws set out below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Deposits or withdrawals of shares by a U.S. Holder for ADSs will not be subject to United States federal income tax.

For most purposes of the U.S.-French Treaty and the Internal Revenue Code as in effect as of the date of this Annual Report on Form 20-F, U.S. Holders holding ADSs should be treated as the owners of the shares corresponding to such ADSs.

Taxation of Dividends

In France, companies may only pay dividends out of income remaining after tax has been paid. A resident of France is generally entitled to an avoir fiscal, or a tax credit, in respect of a dividend received from a French corporation, such as ILOG.

The amount of the avoir fiscal is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•	15% of the dividend paid for the other shareholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2003.

In addition, if the distribution of dividends by the company gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%; and

•	80% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 10%.

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

Assuming dividends paid to a U.S. Holder are not attributable to a permanent establishment or fixed base maintained by such holder in France and that such holder holds less than 10% of the capital of ILOG under the U.S.-French Treaty, the rate of French withholding tax on such dividends is generally reduced to 15%.

The French tax authorities published an instruction on June 7, 1994 (the “Instruction”) providing that dividends paid to a U.S. Holder which is entitled to either a full or partial refund of avoir fiscal as described below will no longer be subject to the French withholding tax of 25% (with this tax reduced at a later date to 15% subject to filing formalities), but will be immediately subject to the reduced rate of 15% provided that such U.S. Holder establishes before the date of payment that such holder is a “resident” of the United States under the U.S.-French Treaty.

In addition, assuming again that dividends are not attributable to a permanent establishment or fixed base maintained in France, certain U.S. Holders described below are also entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, with respect to such avoir fiscal. These U.S. Holders that may be entitled to receive payments of the avoir fiscal are: (i) individuals or other non-corporate persons that are residents of the United States for purposes of the U.S.-French Treaty; (ii) U.S. corporations, other than regulated investment companies, that do not directly or indirectly own 10% or more of the capital of ILOG; and (iii) regulated investment companies that do not directly or indirectly own 10% or more of the capital of ILOG but only if less than 20% of their shares are beneficially owned by persons who are not citizens or residents of the United States. It is important to note that a U.S. Holder described immediately above may receive a payment of the avoir fiscal only if such holder is subject to U.S. federal income tax on the payment of the avoir fiscal and the related dividend. Nevertheless, a partnership or trust may also qualify but only to the extent that the partners, beneficiaries, or grantors would qualify under (i) or (ii) immediately above (and are subject to U.S. federal income tax on the payment of the avoir fiscal and the related dividend). In addition, in order to receive payment of the avoir fiscal, the U.S. Holder may be required to demonstrate to the French authorities that such holder is the beneficial owner of the dividend and that the shareholding does not have as its principal purpose, or one of its principal purposes, to allow another person to obtain the refund of avoir fiscal.

Under the U.S.-French Treaty, any payment of the avoir fiscal (whether full or partial) is subject to a 15% withholding tax. Thus, for example, provided that the requirements of the Instruction are satisfied, if ILOG pays a dividend of 100 to an individual U.S. Holder entitled to a refund of avoir fiscal, such holder will initially receive 85 and will be entitled to an additional payment of 42.5 (resulting in an aggregate payment of 127.5) consisting of the avoir fiscal of 50, less a 15% withholding tax on that amount equal to 7.50. As noted below, the payment of the avoir fiscal less a 15% withholding tax on that amount will not be received until, at the earliest, January 15th following the close of the calendar year in which the dividend was paid.

The U.S.-French Treaty provides that certain tax-exempt U.S. pension trusts and other organizations established and maintained to provide retirement or employee benefits and certain tax-exempt organizations (as well as certain individuals with respect to dividends beneficially owned by such individuals and derived from an investment retirement account and the United States, its political subdivisions or local authorities, and any agencies or instrumentalities thereof, from the investment of retirement assets) which are U.S. Holders are entitled to receive a payment equal to 30/85 of the avoir fiscal, less a 15% withholding tax, provided that these entities own, directly or indirectly, less than 10% of the capital of ILOG. The net effect of the partial refund of the avoir fiscal is to offset the economic effect of the 15% French withholding tax imposed on the gross amount of the dividend.

Under the Instruction, in order to benefit from the reduced withholding tax rate of 15% immediately upon payment of a dividend and to receive, where applicable, the payment of the avoir fiscal less the 15% withholding tax on that amount, a U.S. Holder must complete and file a French Treasury form RF IA EU-No. 5052, entitled “Application for Refund”, before the date of payment of the dividends. The form, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and may also be available from the U.S. Internal Revenue Service. However, should a U.S. Holder not be able to complete and file the French Treasury form RF IA EU-No. 5052 on the date of payment of the dividends at the latest, such U.S. Holder could benefit from the favorable treatment provided by the U.S.-French Treaty if the holder completes and files a simplified application form before the date of payment of the dividends. A model of such simplified application form is provided by the Instruction. The Depositary will arrange for the filing with the French fiscal authorities of all forms completed by U.S. Holders registered with the Depositary and returned to the Depositary in time to be filed with the French fiscal authorities prior to the payment of the dividend. The payment of the avoir fiscal (net of withholding tax) is generally expected to be made within 12 months of filing the form, but not before January 15 following the close of the calendar year in which the related dividend is paid.

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

For U.S. federal income tax purposes, the gross amount of any distribution as well as the gross amount of any avoir fiscal (or précompte) paid to a U.S. Holder (before reduction for French withholding taxes) will generally be treated as a dividend to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined for U.S. tax purposes) and will be included in gross income of the U.S. Holder as ordinary income on the date the distribution is actually or constructively received by the Holder, which in the case of ADSs, will be the date the distribution is received by the Depositary. To the extent that the amount of any distribution exceeds current and accumulated earnings and profits of the Company as calculated for U.S. federal income tax purposes, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, the U.S. Holder will recognize on a subsequent disposition of the shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. A dividend received deduction will generally not be allowed with respect to dividends paid by the Company. For purposes of determining the amount included in gross income, any distribution or avoir fiscal payment (or précompte refund) paid in euros will be converted to the U.S. dollar value at the spot rate on the date so included, regardless of whether the payment is in fact converted at that time. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is included in income to the date such dividend payment is actually converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States.

French withholding tax imposed on dividends paid by the Company and imposed on related payments of avoir fiscal (or précompte) may, subject to certain generally applicable conditions and limitations, be taken as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability. Dividends and related payments of avoir fiscal (or précompte) will, in most cases, be considered “passive income” from sources outside of the United States (or, for some holders, foreign source “financial services” income) for purposes of these U.S. foreign tax credit provisions. Alternatively, a U.S. Holder may claim the foreign taxes as an itemized deduction for the taxable year within which they are paid or accrued, provided a deduction is claimed for all of the foreign taxes you pay in a particular year. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the creditability of French withholding tax on dividends could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Capital Gains

In general, a U.S. Holder will not be subject to French tax on any capital gain derived from the sale or exchange of shares or ADSs, except where such gain is attributable to a permanent establishment or fixed base maintained by the U.S. Holder in France. Special rules apply to individuals who are residents of more than one country.

For U.S. tax purposes, a U.S. Holder generally will recognize gain or loss upon the sale or exchange of shares or ADSs equal to the difference between the amount realized from the sale or exchange of the shares or ADSs and the U.S. Holder’s basis in such shares or ADSs. In general, such gain or loss will be U.S. source capital gain or loss, and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period in the shares or ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. In the case of individual U.S. Holders, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

Recent United States Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation (the “2003 Tax Act”) generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. In addition, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum applicable U.S. federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, “qualified dividend income” received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. (The U.S.-French Treaty has been identified by the U.S. Treasury as a qualifying treaty). We currently anticipate that if we were to pay any dividends with respect to our shares and ADSs, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize any associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, you are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

Passive Foreign Investment Company Status

A non-U.S. corporation such as the Company will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than royalties derived from the licensing of computer software that the licensor has developed, created or produced), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We believe that we will not be classified as a PFIC for U.S. federal income tax purposes for the year ended June 30, 2003. However, since PFIC status is a factual determination that must be made annually and depends upon the composition of our income and assets and the market value of our shares and ADSs, there is no assurance we will not be considered a PFIC for any future taxable year. If we were characterized as a PFIC for any taxable year, U.S. Holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. In addition, dividends paid by a company that was classified as a PFIC in the year of the dividend or the company’s previous taxable year, do not qualify as “qualified dividend income” and are not eligible for the reduced rate of taxation generally available for individuals under recent U.S. tax law changes. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of shares of ADSs in the Company.

French Estate and Gift Taxes

Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978, a transfer of shares or ADSs by gift or by reason of the death of a U.S. Holder that is an individual that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax unless the donor or the transferor is domiciled in France at the time of making the gift, or of his or her death, or the shares or ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

French Wealth Tax

Under the U.S.-French Treaty, the French wealth tax applicable to individuals does not apply to U.S. Holders owning alone or with related persons, directly or indirectly, shares or ADSs giving the right to less than 25% of the corporate earnings of the Company.

U.S. Information Reporting and Backup Withholding

Dividend payments made to a Holder and proceeds paid from the sale, exchange, redemption or disposal of shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number of certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

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

I.    Subsidiary Information

Not Applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Approximately 35% of the Company’s revenues and 50% of our expenses in 2003 were denominated in euros or euro equivalent currencies, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms. For the year ended June 30, 2003, the effect of a 10% hypothetical uniform strengthening in the value of the euro relative to the U.S. dollar would result in an increase in revenues of $3.1 million and expenses of $4.5 million with a decrease in operating income and a decrease of other income of approximately $1.4 million and decrease of earnings per share of $0.08.

Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on non-U.S. dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in our statement of operations. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. Until June 2001 we did not undertake any hedging activities, However, in July 2001 we started some limited hedging activities in the form of forward and option contracts not exceeding one year, selling U.S. dollars and other currencies for euros that are designed to mitigate the effect of changing exchange rates on earnings per share. We do not use derivative financial instruments for trading or speculative purposes. For a further discussion regarding our hedging investments and the fair values thereof as of June 30, 2003, see Note 3 to the Consolidated Financial Statements.

We believe we do not have any significant risk with regard to interest rate fluctuation and accordingly we do not hedge for interest rate exposure.

Item 12.    Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Our Chairman and Chief Executive Officer, Pierre Haren, and Chief Financial Officer, Roger Friedberger, after participating with ILOG management in evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Annual Report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by ILOG in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurring during fiscal year ended June 30, 2003 has been identified that has materially affected or is reasonably likely to affect our internal controls over financial reporting.

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

Item 19.     Exhibits

The following exhibits are filed as part of this Annual Report:

1.	Statuts (by-laws), of ILOG S.A., as amended (unofficial English translation)

3.	Subscription Agreement, dated as of June 29, 1998, between ILOG S.A. and SAP Aktiengesellschaft (incorporated by reference to Exhibit 3 on Form 20-F of ILOG for the fiscal year ended June 30, 1998, Commission file Number 0-29144)

8.	Subsidiaries of the Registrant (see “Item 4. Information on the Company—Organizational Structure”)

12.	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(b) or 15(d)-14(a) of the Exchange Act.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

ILOG S.A.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

ILOG S.A.

We have audited the accompanying consolidated balance sheets of ILOG S.A. as of June 30, 2003 and 2002 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2003. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ILOG S.A. at June 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG Audit

/s/ DENIS THIBON

Represented by Denis Thibon

Paris, France

July 28, 2003

ILOG S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share data)

	June 30,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$39,879	$31,368
Accounts receivable (less allowance for doubtful accounts of $659 and $692 at June 30, 2003 and 2002, respectively)	23,332	19,163
Value-added tax collectible on accounts receivable	1,131	1,043
Other receivables	3,955	3,534
Prepaid expenses	1,883	1,332

Total current assets	70,180	56,440

Property and equipment	17,483	15,771
Less accumulated depreciation and amortization	(11,757)	(9,049)

Property and equipment—net	5,726	6,722

Other assets	755	493

Total assets	$76,661	$63,655

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$7,185	$6,610
Accrued compensation	10,266	8,846
Value-added tax payable	1,160	1,005
Current portion of capitalized lease obligations	506	430
Deferred revenue	14,841	10,474

Total current liabilities	33,958	27,365
Long-term portion of capitalized lease obligations	411	340

Total liabilities	34,369	27,705

Commitments and contingencies

Shareholders’ equity:
Shares, €0.61 nominal value 16,901,570 and 16,670,665 shares issued and outstanding at June 30, 2003 and 2002, respectively	11,536	11,390
Additional paid-in capital	66,849	65,960
Accumulated deficit	(38,444)	(39,816)
Accumulated other comprehensive income (loss)	2,351	(1,584)

Total shareholders’ equity	42,292	35,950

Total liabilities and shareholders’ equity	$76,661	$63,655

See notes to consolidated financial statements

ILOG S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except for share and per share data)

	Year Ended June 30,
	2003	2002	2001
Revenues:
License fees	$56,414	$53,173	$52,325
Services	35,783	29,480	27,301

Total revenues	92,197	82,653	79,626
Cost of revenues:
License fees	918	1,163	1,258
Services	14,953	12,785	13,179

Total cost of revenues	15,871	13,948	14,437

Gross profit	76,326	68,705	65,189
Operating expenses:
Marketing and selling	46,432	44,622	40,958
Research and development	18,861	15,289	14,804
General and administrative	8,798	7,898	8,709

Total operating expenses	74,091	67,809	64,471

Income from operations	2,235	896	718
Interest expense	(95)	(142)	(312)
Interest income	756	646	775
Foreign exchange gain (loss)	(79)	209	535

Net income before income taxes	2,817	1,609	1,716
Income taxes	(1,445)	(800)	(789)

Net income	$1,372	$809	$927

Net income per share
—basic	$0.08	$0.05	$0.06

—diluted	$0.08	$0.05	$0.05

Number of shares used in computing net income per share
—basic	16,809,200	16,378,856	15,764,770

—diluted	16,840,822	17,717,172	17,546,904

See notes to consolidated financial statements

ILOG S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended June 30,
	2003	2002	2001
Cash flows from operating activities:
Net income	$1,372	$809	$927
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,626	3,157	2,079
Unrealized gain on derivative instruments	(19)	(342)	—
Non-cash compensation	66	75	10
Loss on sales of fixed assets	20	19	98
Increase (decrease) in cash from:
Accounts receivable	(3,142)	3,737	(154)
Value-added tax collectible on accounts receivable	43	242	(255)
Other receivables	210	10	(26)
Prepaid expenses	(382)	219	(565)
Accounts payable and accrued expenses	(219)	(807)	666
Accrued compensation	539	751	576
Deferred revenue	3,775	1,690	1,537
Value-added tax payable	40	(349)	233
Other	410	504	(257)

Net cash provided by operating activities	6,338	9,715	4,869

Cash flows from investing activities:
Purchases of property and equipment	(1,489)	(2,235)	(4,509)
Acquisition of software	(300)	—	(284)

Net cash used for investing activities	(1,789)	(2,235)	(4,793)

Cash flows from financing activities:
Cash proceeds from issuance of shares	969	3,303	5,347
Repayment of loans	—	(1,817)	(1,699)
Repayment of line of credit	—	(1,300)	(302)
Principal payments on capital lease obligations	(574)	(447)	(453)

Net cash provided by (used for) financing activities	395	(261)	2,893

Effect of exchange rate changes on cash and cash equivalents	3,567	3,279	(2,415)

Net increase in cash and cash equivalents	8,511	10,498	554
Cash and cash equivalents, beginning of period	31,368	20,870	20,316

Cash and cash equivalents, end of period	$39,879	$31,368	$20,870

Supplemental disclosure
Cash paid for income taxes	$184	$1,321	$380
Cash paid for interest expense	$95	$142	$312
Capital lease obligation incurred	$610	$530	$415

See notes to consolidated financial statements

ILOG S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except for share data)

	Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Shareholders’ Equity (Deficit)
	Shares	Amount
Balance June 30, 2000	15,362,719	$10,672	$57,893	$(41,552)	$(2,931)	$24,082
Options exercised	761,891	421	4,186			4,607
Issuance of shares	28,240	16	774			790
Amortization of deferred stock compensation			10			10
Components of comprehensive income:
Translation adjustment					(2,888)	(2,888)
Net income				927		927

Total comprehensive loss						(1,961)

Balance June 30, 2001	16,152,850	11,109	62,863	(40,625)	(5,819)	27,528
Options exercised	151,567	82	746			828
Issuance of shares	366,248	199	2,276			2,475
Issuance of warrants			75			75
Components of comprehensive income:
Translation adjustment					4,235	4,235
Net income				809		809

Total comprehensive income						5,044

Balance June 30, 2002	16,670,665	11,390	65,960	(39,816)	(1,584)	35,950
Options exercised	15,228	10	83			93
Issuance of shares	215,677	136	740			876
Issuance of warrants			66			66
Components of comprehensive income:
Minimum pension liabilities adjustment					(90)	(90)
Unrealized gains on hedges					149	149
Translation adjustment					3,876	3,876
Net income				1,372		1,372

Total comprehensive income						5,307

Balance June 30, 2003	16,901,570	$11,536	$66,849	$(38,444)	$2,351	$42,292

See notes to consolidated financial statements

ILOG S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Business and Summary of Significant Accounting Policies

Nature of Business

ILOG S.A. (the “Company”) is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. The Company was founded in 1987.

The Company develops, markets and supports software for business rule management, resource optimization and visual interfaces that are fundamental to the development of strategic business applications by creating pre-built and pre-tested software components to address these software functions. The Company’s products are distributed through its direct sales force, system integrators, value added resellers, independent software vendors and original equipment manufacturers.

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

Revenue Recognition

The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the product is delivered, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”,) as amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and

Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

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

Service revenue from software maintenance agreements is recognized ratably over the maintenance period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues. Other service revenue, primarily consulting and training, are generally recognized at the time the service is performed. When consulting services are considered essential or the arrangement involves customization or modification of the software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting.

In bundled software arrangements that include rights to multiple software products and/or services, the Company recognizes revenues using the residual method as prescribed by the Statement of Position 98-9 “Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions.” Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance contracts is based on renewal rates as determined by the prices paid by the Company’s customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and consulting services is based upon daily rates as determined by the prices paid by the Company’s customers when these services are sold separately.

Sales Returns

The Company’s customers generally do not have the right to return product for credit or refund. Any potential sales returns are covered by the Company’s allowance for sales returns and doubtful accounts. The Company has not experienced any significant sales returns to date.

Guarantor’s Accounting for Guarantees

The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) certain agreements with the Company’s officers, directors and employees and third parties, under which the Company may be required to indemnify such persons for liabilities arising out of their duties to the Company and (ii) agreements under which the Company indemnifies customers and partners for claims arising from intellectual property infringements.

The terms of such obligations vary. Generally a maximum obligation is not stated. Because the obligated amount of these agreements are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on its balance sheet as of June 30, 2003.

The Company warrants that its software product will operate substantially in conformity with product documentation and that the physical media will be free of defect. The specific terms and conditions of the warranties vary depending upon the country in which the product is sold and the size of the transaction. The duration of the warranties range from 180 to 360 days. The Company provides for the costs of warranty when specific problems are identified. The Company has not experienced any significant warranty claims to date.

Accounts Receivable

Accounts receivable are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices.

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

All of the Company’s cash and cash equivalents are classified as available-for-sale and are recorded at amounts that approximate fair market value based on quoted market prices at June 30, 2003 and 2002.

Financial Instruments

At June 30, 2003 and 2002, the carrying values of current financial instruments such as cash, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

The Company also enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. The Company complies with the Financial Accounting Standards Board issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activity” (SFAS 133), as amended by SFAS 127 and 138. SFAS 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives is either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Fair value is determined by reference to published exchange rates.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company has cash investment policies that limit investments to short-term low risk instruments. The Company’s cash is held principally in euros and primarily among Crédit Agricole Indosuez, Société Générale and Crédit Lyonnais.

The Company sells its products to customers in a variety of industries in Europe, North America and Asia. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Collateral is generally not required.

Sales to SAP A.G. accounted for approximately 8%, 11% and 9% of revenues for the years ended June 30, 2003, 2002 and 2001 respectively.

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

Long-lived assets are written-down when, as a result of events and changes in circumstances within the year, their recoverable value based on undiscounted future cash flow appears to be permanently less than their carrying value.

Software Development Costs

The Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The establishment of technological feasibility and the on-going assessment of the recoverability of these costs require management’s judgment with respect to certain external factors, including, but not limited to, anticipated future gross license revenues, estimated economic life and changes in software and hardware technology. Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company’s products has been of relatively short duration, costs qualifying for capitalization were insignificant during the years ended June 30, 2003, 2002 and 2001, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

Research and Development Grants

The Company receives financial support for various research projects from public institutions. Such support is recorded as a reduction of research and development expenses in the periods when the projects are undertaken, the related expenses have been incurred and the funding has been definitively acquired. For the years ended June 30, 2003, 2002 and 2001, the financial support of $622,000, $757,000 and $824,000, respectively, has been reflected as reductions to the related research and development expenses in each such year.

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

Stock-based Compensation Plans

The Company has stock option and employee stock purchase plans, which are described in Note 6, “Shareholders Equity”. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). In accordance with APB 25, the

Company recognizes stock-based employee compensation cost, over the vesting period, when the options granted under those plans have an exercise price lower than the market value of the underlying stock on the date of grant. The Company applies the disclosure provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123 to stock-based employee compensation.

	Year Ended June 30,
(in thousands of U.S. dollars except per share data)	2003	2002	2001
Net income, as reported	$1,372	$809	$927
Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(15,413)	(15,097)	(12,918)

Pro forma net loss	$(14,041)	$(14,288)	$(11,991)

Earnings (loss) per share:
Basic, as reported	$0.08	$0.05	$0.06
Basic, pro forma	$(0.84)	$(0.87)	$(0.76)

Diluted, as reported	$0.08	$0.05	$0.05
Diluted, pro forma	$(0.84)	$(0.87)	$(0.76)

The fair value of stock options and warrants granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended June 30,
	2003	2002	2001
Weighted-average expected life (years)	5	5	5
Expected volatility rates	93%	88%	178%
Expected dividend yield	—	—	—
Risk-free interest rate	3%	4%	4%
Weighted-average fair value of options granted during the year	$2.21	$6.03	$33.18

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because the changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Advertising Costs

The Company expenses advertising expenses as incurred. Advertising expenses totaled $3,473,000, $3,882,000, and $3,589,000 for the years ended June 30, 2003, 2002, and 2001, respectively.

Shipping and Handling

Shipping and handling costs related to license fees are included in cost of license fees, for all periods presented. Shipping and handling costs related to maintenance releases are included in cost of services.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The company does not anticipate that the adoption of FIN 46 will have an impact on the Company’s financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN 45, and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS 149 are to be applied prospectively. The Company will adopt SFAS 149 on July 1, 2003, however it does not anticipate that adoption of SFAS 149 will have a material impact on its results of operations, its financial position or its cash flows.

2.    Cash and Cash Equivalents

Cash and cash equivalents, all of which are classified as available-for-sale securities, include:

	June 30,
	2003	2002
	(in thousands)
Cash held at bank	$8,397	$8,686
Cash equivalents	31,482	22,682

Total cash and cash equivalents	$39,879	$31,368

Gross realized gains and losses on sales of available-for-sale securities during 2003, 2002 and 2001 were immaterial. There was no unrealized holding gain or loss on available-for-sale securities at June 30, 2003 or 2002.

As of June 30, 2003 and 2002, all cash equivalents have contractual maturities of less than three months.

3.    Financial Instruments

The following table presents the fair values of financial instruments at June 30, 2003:

	Notional amount	Included in other assets	Included in other liabilities
	(in thousands)
Fair value hedges of intercompany receivables invoiced in local currency and to be collected within 1 year:
Forward and option contracts selling U.S. dollars against euros	$3,040	51	$24
Forward and option contracts selling other currencies against euros	1,393	4	7

Total	$4,433	$55	$31

Cash flow hedges of intercompany transactions to be invoiced and collected within 1 year:
Forward and option contracts selling U.S. dollars against euros	$3,300	$153	$5
Forward and option contracts selling other currencies against euros	423	3	5

Total	$3,723	$156	$10

The Company also enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. The fair value of foreign currency related derivatives are included in the balance sheet in other assets and other liabilities. The earnings impact of cash flow hedges relating to forecasted transactions is reported in foreign exchange gain or loss. Realized and unrealized gains and losses on these instruments are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings.

During the year ended June 30, 2003, the Company deferred to other comprehensive income $149,000 related to the effective portion of its cash flow hedges.

These financial instruments have a maturity date of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

The Company does not use derivative financial instruments for trading or speculative purposes.

4.    Property and Equipment

Property and equipment includes:

	June 30,
	2003	2002
	(in thousands)
Computer equipment and purchased software	$13,079	$11,486
Furniture and other equipment	2,711	2,772
Leasehold improvements	1,693	1,513

Total property and equipment	17,483	15,771
Accumulated depreciation and amortization	(11,757)	(9,049)

Property and equipment, net	$5,726	$6,722

Equipment purchased under capital leases in the years ended June 30, 2003 and 2002 totaled $610,000 and $530,000, respectively. The cost of such equipment included in property and equipment at June 30, 2003 and 2002 totaled $2,436,000, and $2,500,000, respectively. Accumulated amortization of this equipment totaled $1,482,000 and $1,706,000 at June 30, 2003 and 2002, respectively.

Depreciation and amortization expense related to property and equipment totaled $3,489,000, $3,101,000 and $2,036,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

5.    Debt

In November 2002, the Company renewed through November 2003 its line of credit with a bank which is secured by certain accounts receivable in the U.S. and allows for maximum borrowings of $3 million, subject to certain covenants. The interest rate for the line of credit is the U.S. Bank’s prime rate plus 1.5%. During the year ended June 30, 2003 and June 30, 2002, there were no borrowings under this facility.

Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):

2004	$534
2005	330
2006	92

Minimum lease payments	956
Less: amount representing interest	(39)

Present value of net minimum lease payments	917
Less: current portion	(506)

Long-term portion	$411

Interest paid in the years ended June 30, 2003, 2002 and 2001 totaled $41,000, $38,000 and $32,000 respectively.

6.    Shareholders’ Equity

General

At June 30, 2003, 2002 and 2001, the issued and outstanding share capital of the Company consisted of 16,901,570, 16,670,665, and 16,152,850 shares, respectively, with a nominal value of €0.61.

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

Dividend Rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately $45,000,000 at June 30, 2003. Dividend distributions, if any, will be made in euros.

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

In December 1996, the French parliament adopted a law that requires French companies and optionees to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary is a French resident subject to French social security at the date of grant of the stock options and disposes of the shares, or converts the shares into bearer form, before the fifth anniversary of the date of grant of the option. In addition, such difference is treated as ordinary income for personal income tax purposes if the shares are sold or otherwise disposed of within five years of the grant date. This applies to all options granted to French residents subject to French social security exercised after January 1, 1997. Thus, in order to benefit from the social contributions favorable regime, the Plans provide that the shares to be obtained by exercise of the options granted on or after January 1, 1997 to French residents subject to French social security may not be disposed of or converted into bearer form until the end of the five-year holding period from their date of grant. In addition, pursuant to a Law of July 2, 1998, both the beneficiary and the Company are exempt from social contributions if the options were granted before January 1, 1997 and are exercised after April 1, 1998. According to a Law of May 15, 2001, the five-year holding period is reduced to four years with respect to stock options granted on or after April 27, 2000. In addition, with respect to options exercised after January 1, 1995, an excessive discount, as determined by French law, is subject to French social contributions at the exercise date.

The Company has not recorded a liability for social contributions and certain salary-based taxes which may be assessed for options granted as of June 30, 2003, as the liability, being dependent on future values of the Company’s shares and the timing of employees’ decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares prior to the end of the minimum holding period which conditions the eligibility to the favorable tax treatment.

A summary of activity under the Stock Option Plans is as follows:

	Shares reserved for future grants (in thousands)	Options granted and outstanding (in thousands)	Weighted average exercise price (in euros)	Weighted average exercise price (in U.S. dollars)
Balances at June 30, 2000	392	3,887	7.73	7.10
Options authorized	1,250	—	—	—
Options granted	(1,405)	1,405	40.75	36.70
Options exercised	—	(765)	6.65	5.99
Options canceled	283	(283)	18.43	16.60
Plan termination	(128)	—	—	—

Balances at June 30, 2001	392	4,244	18.14	15.37
Options authorized	1,100	—	—	—
Options granted	(1,253)	1,253	8.60	7.70
Options exercised	—	(151)	6.25	5.60
Options canceled	156	(156)	26.83	24.04
Plan termination	(12)	—	—	—

Balances at June 30, 2002	383	5,190	15.92	15.88
Options authorized	—	—	—	—
Options granted	(21)	21	2.92	3.06
Options exercised	—	(15)	5.38	5.64
Options canceled	121	(121)	23.25	24.38
Plan termination	(8)	—	—	—

Balances at June 30, 2003	475	5,075	15.72	17.76

At June 30, 2003, 2002 and 2001, 3,851,722, 2,871,355 and 1,995,275, respectively, of the outstanding options were exercisable at weighted average exercise prices of €14.65 ($16.74), €13.54 ($12.15) and €7.17 ($6.08) respectively. Exercise prices for options outstanding as of June 30, 2003 were as follows:

	Stock Options Outstanding			Stock Options Exercisable
Range of exercise prices in euros	Number of shares (in thousands)	Weighted average remaining contractual life	Weighted average exercise price in euros	Number of shares (in thousands)	Weighted average exercise price in euros
0 to 5.15	137	4.3	4.04	117	4.24
5.16 to 10.30	3,590	6.2	7.31	2,816	7.05
10.31 to 15.45	103	6.1	13.04	81	12.77
15.46 to 36.05	49	7.2	25.78	30	27.26
36.06 to 41.20	905	7.3	39.21	593	39.21
46.35 to 51.50	291	7.0	51.21	215	51.18

	5,075	6.4	15.72	3,852	14.65

The weighted average remaining contractual life of those options is 6.4 years.

Warrants have been granted to non-executive Directors and members of the Company’s Technical Advisory Board. The warrants may be exercised anytime within 5 years of the date of grant.

A summary of warrant activity is as follows:

	Warrants granted and outstanding	Weighted Average exercise Price in euros	Weighted Average exercise Price in U.S. dollars
Balance at June 30, 2000	17,500	7.55	7.58
Warrants granted	112,000	39.06	35.18
Warrants exercised	(9,000)	7.55	6.80
Warrants canceled	(500)	7.55	6.80

Balance at June 30, 2001	120,000	36.96	31.32
Warrants granted	60,000	13.10	11.74

Balance at June 30, 2002	180,000	29.01	28.94
Warrants granted	76,000	7.07	7.41

Balance at June 30, 2003	256,000	22.50	25.71

As allowed under SFAS 123, the Company has elected to continue using APB 25 in accounting for its employee stock options and warrants. Under APB 25, when the exercise price of the Company’s employee stock options or warrants is less than the market price of the underlying shares at the date of grant, compensation expense is recognized. During the year ended June 30, 2001, the Company recorded compensation expense related to options issued in prior years of $10,000. In addition, under APB 25, compensation expense is recognized for the warrants granted to the members of the Technical Advisory Board in exchange for their services. During the years ended June 30, 2003 and 2002, the Company recorded compensation expense related to warrants of $66,000 and $75,000 respectively.

Additional information relating to the fair value of granted options and warrants are available in note 1.

Employee Stock Purchase Plan

Under the provisions of the Company’s employee stock purchase plans, employees can purchase the Company’s stock at a specified price through payroll deductions or direct contributions during an offering period.

In December 2002 the Company’s shareholders authorized the issuance of up to 1,000,000 shares to employees pursuant to the terms of these Plans. 215,677 shares were issued under the Plans during the year ended June 30, 2003. During the years ended June, 2002 and 2001, 366,248 and 28,240 shares, respectively, were issued under the Plans

7.    Earnings per Share

The following table sets forth the computation of basic and diluted net income per share:

	Year Ended June 30,
	2003	2002	2001
	(in thousands, except per share amounts)
Numerator:
Net income	$1,372	$809	$927

Denominator:
Weighted average shares outstanding	16,809	16,379	15,765
Incremental shares attributable to shares exercisable under employee stock plans and warrants	32	1,338	1,782

Denominator for diluted earnings per share	16,841	17,717	17,547

Net income per share—basic	$0.08	$0.05	$0.06

Net income per share—diluted	$0.08	$0.05	$0.05

8.    Income Taxes

Income before income taxes comprises of the following components:

	Year Ended June 30,
	2003	2002	2001
	(in thousands)
France	$1,399	$5,300	$2,812
United States	(2,478)	(5,808)	(3,029)
Rest of the world	3,896	2,117	1,933

Total	$2,817	$1,609	$1,716

The provision for income taxes consists of the following:

	Year Ended June 30,
	2003	2002	2001
	(in thousands)
Current:
France	$170	$205	$42
United States	5	5	5
Rest of the world	1,414	542	742

	1,589	752	789
Deferred:
Rest of the world	(144)	48	—

	$1,445	$800	$789

A reconciliation of income taxes computed at the French statutory rate (35.4% in 2003 and 2002 and 36.4% in 2001) to the income tax expense is as follows:

	Year Ended June 30,
	2003	2002	2001
	(in thousands)
Income tax expense computed at the French statutory rate	$997	$570	$625
Effect of non-French tax rates differential	(55)	(34)	(211)
Change in valuation allowance	176	3,272	(338)
Capitalization of a loan to a subsidiary	—	(3,742)	—
Other individually immaterial items	327	734	713

Total	$1,445	$800	$789

Significant components of the Company’s deferred tax assets and liabilities consist of the following:

	Year Ended June 30,
	2003	2002
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$31,369	$25,637
Acquired intangibles capitalized and amortized for tax purposes	51	427
Provisions and accruals not currently deductible	1,435	550
Other	—	294

	32,855	26,908
Valuation allowance	(32,753)	(26,908)

Net deferred taxes	$102	$—

The valuation allowance for deferred tax assets increased by $5,845,000 and $4,452,000 in 2003 and 2002, respectively.

As of June 30, 2003 the Company had net operating loss carryforwards for French tax purposes of approximately $29,000,000 which have no expiration date. The Company also has U.S. net operating loss carryforwards for federal and state tax purposes of approximately $43,000,000 and $12,000,000, respectively, that expire in the years 2004 through 2023. The Company has U.K. net operating losses of approximately $2,500,000, which have no expiration date. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

Due to its history of losses in these tax jurisdictions which account for a significant portion of the Company’s deferred tax assets, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering 100% of its net deferred tax assets in these respective tax jurisdictions. Deferred tax assets have been recorded in tax paying jurisdictions to the extent the amounts are considered recoverable.

9.    Pensions, Retirement Indemnities and other Post-Employment Benefits

Substantially all employees are covered by government sponsored retirement and post employment benefit plans, or Company sponsored defined contribution plans which are provided for through charges to income by the Company during the employee’s working careers. In some cases, employees may also contribute to the plans.

The Company’s United States’ subsidiary has a defined contribution 401 (k) Plan covering substantially all of its employees. Participants may contribute up to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company matches employee contributions at a rate of $0.25 for each U.S. dollar contributed up to $2,500 per year. Net Company matching contributions to the Plan totaled approximately $289,000 in 2003, $232,000 in 2002 and $269,000 in 2001.

The obligation of the Company with respect to retirement indemnities relates essentially to lump sum retirement indemnities payable to French employees upon retirement. Retirement indemnities are based on formulae which take into account length of service and compensation at retirement. They do not vest prior to retirement. The related liability is not funded, and is included under accrued compensation. The Company’s accrued pension liability amounts to $342,000 and $175,000 as of June 30, 2003 and 2002, respectively. At June 30, 2003, the accrued pension liability includes an amount of $90,000 representing the excess of the accumulated benefit obligation over previously recorded pension cost liabilities.

10.    Commitments and Contingencies

The Company leases its facilities and certain equipment under operating leases that expire through 2010. Future minimum lease payments under operating leases due for the fiscal years ending June 30 are as follows (in thousands):

2004	$3,676
2005	3,132
2006	2,768
2007	2,484
2008 and thereafter	2,764

Rental expense for the years ended June 30, 2003, 2002 and 2001 was approximately $3,969,000, $3,534,000 and $3,234,000, respectively.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

There are no other significant commitments or contingencies as of June 30, 2003.

11.    Segment and Geographic Information

•	Segment—The Company operates in one reportable segment—software components. Before October 2002, the company was organized into three divisions, each operating in different markets.

•	Geography—Operations outside of France consist principally of sales, marketing, finance, customer support, and to a lesser extent, research and development activities. Intercompany sales between geographic areas are accounted for at third party selling price less a discount and are consistent with the rules and regulations of the governing tax authorities. Such transactions are eliminated in the consolidated financial statements. Identifiable assets are those assets that can be directly associated with a particular geographic area. The following is a summary of operations within geographic area:

	Year Ended June 30,
	2003	2002	2001
	(in thousands)
North America	$43,324	$37,358	$36,698
Europe (1)	37,784	37,300	34,168
Asia	11,089	7,995	8,760

Total revenues	$92,197	$82,653	$79,626

(1)	Net revenues related to sales made from France totaled $23,190,000, $24,212,000 and $23,287,000 for the years ended June 30, 2003, 2002 and 2001 respectively.

The following is a summary of long-lived assets by geographic location:

	As of June 30,
	2003	2002
	(in thousands)
Long-lived assets:
North America	$2,054	$3,391
Europe	3,985	3,313
Asia	442	511

Total long-lived assets	$6,481	$7,215

12.    Related Party Transactions

In 1998 SAP A.G. purchased 685,064 shares in the Company for $10.5 million. In December 1997, SAP and the Company entered into a three-year agreement for the licensing and support of certain ILOG products. Over the three-year period of this agreement, ILOG has received approximately $19 million in revenues. In 1999, the agreement was amended to include certain additional ILOG products in exchange for $0.9 million. Since December 2000, the three-year agreement has been extended in exchange for additional license and maintenance fees. For the years ended June 30, 2003, 2002 and 2001 revenues received from SAP A.G. represented respectively 8%, 11% and 9% of ILOG revenues.

In 1999 Temposoft S.A. entered into a licensing agreement for the Company’s products. Under the terms of the licensing and other recent agreements ILOG received license fees and royalties for certain ILOG products from Temposoft and warrants to purchase Temposoft shares. In September 2001 ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately $260,000. As of June 30, 2003 ILOG owned 4.4% of Temposoft. Since February 1998 Mr. Patrick Albert, the Company’s Technology Fellow, has been a Director of Temposoft. Revenues from Temposoft were $161,000, $177,000 and $778,000 in 2003, 2002 and 2001 respectively.

Fidelity Investments, through various funds under its management, had during 2003 and in prior years control of between approximately 5% and 10% of the Company’s outstanding shares. As of September 30, 2003 they held 4.8% of the Company’s outstanding shares. The Fidelity Investments organization purchased approximately $464,000, $752,000 and $100,000 of software licenses and services from the Company in 2003, 2002 and 2001, respectively pursuant to normal orders and contracts negotiated on an arm’s length basis.

In August 2002, Jeff Williams, our Vice President Operations, repaid a loan in full he received from ILOG in connection with his relocation from France to the U.S. The amount of the loan was $95,000 and bore interest at a rate of 3.549%.

ILOG S.A.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Col. A	Col. B	Col. C		Col. D	Col. E
Description	Balance at Beginning of Period	Additional		Deductions	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts
Year ended June 30, 2003
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$692	$58	$—	$91	$659
Valuation allowance for deferred tax assets	26,908	176	5,669	—	32,753

Year ended June 30, 2002
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$1,074	$7	$—	$389	$692
Valuation allowance for deferred tax assets	22,456	3,272	1,180	—	26,908

Year ended June 30, 2001
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$691	$543	$—	$160	$1,074
Valuation allowance for deferred tax assets	18,555	3,901	—	—	22,456

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ILOG S.A.

/s/ Roger D. Friedberger
Roger D. Friedberger
Chief Financial Officer

Dated:    November 5, 2003