Form 20-F
period 2004-06-30
ILOG SA
filed 2004-10-05
CIK 1031140

As filed with the Securities and Exchange Commission on October 5, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

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

Tel.: + 33 1 49 08 35 00

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one Ordinary Share, par value €0.61 per share	NASDAQ National Market

Ordinary Shares, par value €0.61 per share	NASDAQ National Market*

*	The Ordinary Shares are not traded on the NASDAQ National Market but are registered only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15 of the Act:

None

As of June 30, 2004, the last business day of the period covered by this Annual Report on Form 20-F, the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2004 was 17,625,699 Ordinary Shares of €0.61 nominal value, including 4,237,994 American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one ordinary share.

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

TABLE OF CONTENTS (continued)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties and relate to the Company’s future plans, objectives, expectations and intentions. In addition to statements that are forward-looking by reason of context, other forward-looking statements may be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “continue,” “outlook,” “judgment,” “predict” or other similar expressions. These forward-looking statements reflect the Company’s current expectations, assumptions, estimates and projections as to future events that may not prove to be accurate. The Company’s actual results are subject to a number of risks and uncertainties and could differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. ILOG undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Annual Report on Form 20-F. Readers should carefully review the events and other matters described in other documents we file or submit from time to time with the United States Securities and Exchange Commission (the “SEC”), including reports on Form 6-K submitted by us.

PRESENTATION OF INFORMATION

Unless the context otherwise requires, references herein to the “Company” or to “ILOG” are to ILOG S.A. and its consolidated subsidiaries.

Our name together with our logo are registered as trademarks in France, the United States and a number of other countries. All references herein to “France” are to the Republic of France. All references to the “United States” or the “U.S.” are to the United States of America and all references to “dollars” and “$” are to the currency of the United States. All references to “euro” or “€” are to the common currency adopted by the twelve member states of the European Monetary Union. We publish our financial statements in U.S. dollars. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F are presented in dollars.

The consolidated financial statements for the fiscal years ended June 30, 2004, 2003 and 2002 included elsewhere in this Annual Report on Form 20-F are referred to herein as the “Consolidated Financial Statements.” References to FY 2004, FY 2003 and FY 2002 in this Annual Report on Form 20-F mean the fiscal years ending respectively on June 30, 2004, 2003 and 2002, unless the context otherwise requires.

TRADEMARKS

The following trademarks are trademarks of ILOG in France and other countries:

ILOG	CPLEX
ILOG Optimization Suite	ILOG CPLEX Suite
ILOG Solver	ILOG Scheduler
ILOG Planner	ILOG Dispatcher
ILOG DB Link	ILOG InForm
ILOG Vision	ILOG Views
ILOG JViews	ILOG JTGO
ILOG TGO	ILOG Rules
ILOG JRules	ILOG Server
ILOG Views Maps	ILOG OPL Studio
ILOG Configurator	ILOG TGF
ILOG AMPL	Powered by ILOG
ILOG JSolver	ILOG Concert Technology
ILOG JConfigurator	Think net
ILOG Business Rule Suite	Changing the rules of business

This Annual Report on Form 20-F may also contain tradenames or trademarks of other companies.

AMERICAN DEPOSITARY SHARES

Pursuant to a program which we sponsor, our ordinary shares, or the “Shares”, are traded in the United States in the form of American depositary Shares, or ADSs. Each ADS represents one Share placed on deposit with JP Morgan Chase Bank, as depositary (the “Depositary”), and is issued and delivered by the Depositary through its principal office in New York City at 60 Wall Street, (36th Floor), New York, New York 10260. Shares may be deposited with the Paris office of BNP Paribas, as custodian (the “Custodian”), or any successor or successors to such Custodian under the terms of the deposit agreement, dated as of February 13, 1997 and amended on August 13, 1999, between us, the Depositary and the holders of ADSs (the “Deposit Agreement”). The Depositary provides a variety of services to registered holders of American Depositary Receipts, as more fully set forth in the form of the Deposit Agreement which was filed as an exhibit to our Registration Statement on Form F-6 effective with the SEC on February 13, 1997 and amended on August 13, 1999.

EXCHANGE RATES

The table below sets forth, for information purposes only, for the periods indicated, the low, high, average and end of period noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York, or Noon Buying Rate, for the euro against the dollar. As of August 31, 2004, the Noon Buying Rate was $1.22. We do not use these rates in the preparation of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 20-F. See Note 1 of the Consolidated Financial Statements. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in euro on the shares and may affect the dollar price of the ADSs on the NASDAQ National Market.

Year Ended June 30,	Low	High	Average Rate (1)	End of Period
	(Dollars per euro)
2000	0.89	1.09	1.00	0.95
2001	0.84	1.09	0.96	0.85
2002	0.86	0.99	0.90	0.99
2003	0.96	1.19	1.05	1.15
2004	1.08	1.29	1.20	1.22

	Low	High	Average Rate (2)	End of Period
	(Dollars per euro)
March 2004	1.21	1.24	1.23	1.23
April 2004	1.18	1.24	1.20	1.20
May 2004	1.18	1.23	1.20	1.22
June 2004	1.20	1.23	1.21	1.22
July 2004	1.20	1.24	1.23	1.20
August 2004	1.20	1.24	1.22	1.22

(1)	The average of the Noon Buying Rates on the last business day of each month during the year.
(2)	The average of the Noon Buying Rates of the month

For information regarding the effects of currency fluctuations on our results, see “Item 5. Operating and Financial Review and Prospects – Currency Fluctuations”, and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

A.    Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” the Consolidated Financial Statements and related Notes thereto and other financial information appearing elsewhere in this Annual Report on Form 20-F. The income statement data set forth below for each of the years ended June 30, 2004, 2003 and 2002 and the balance sheet data at June 30, 2004 and 2003 have been derived from our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and audited by Ernst & Young Audit, independent registered public accounting firm with the Public Company Accounting Oversight Board (United States) and are included herein. The income statement data set forth below for each of the years ended June 30, 2001 and 2000 and balance sheet data at June 30, 2002, 2001 and 2000 are derived from audited financial statements not included herein.

The Company, a French corporation publicly listed both in France and in the United States of America, prepares its financial statements in euros in accordance with French GAAP for the purpose of its listing on Euronext and in accordance with requirements of the Autorité des Marchés Financiers (the “AMF”), and in U.S. dollars in accordance with U.S. GAAP for the purpose of its listing on the NASDAQ and in accordance with the requirements of the SEC.

	Year Ended June 30,
	2004	2003	2002	2001	2000
	(in thousands, except per share data)
Consolidated Income Statement:

Revenues:
Licenses fees	$58,163	$56,414	$53,173	$52,325	$46,776
Services	44,624	35,783	29,480	27,301	25,059

Total revenues	102,787	92,197	82,653	79,626	71,835

Cost of revenues:
Licenses fees	1,062	918	1,163	1,258	1,065
Services	17,562	14,953	12,785	13,179	13,630

Total cost of revenues	18,624	15,871	13,948	14,437	14,695

Gross profit	84,163	76,326	68,705	65,189	57,140

Operating expenses:
Marketing and selling	48,815	46,432	44,622	40,958	35,625
Research and development	22,782	18,861	15,289	14,804	12,195
General and administrative	10,726	8,798	7,898	8,709	8,368

Total operating expenses	82,323	74,091	67,809	64,471	56,188

Income from operations	1,840	2,235	896	718	952
Net interest income and other (1)	945	582	713	998	794
Income taxes	(1,120)	(1,445)	(800)	(789)	(566)

Net income	$1,665	$1,372	$809	$927	$1,180

Net income per share
- basic	$0.10	$0.08	$0.05	$0.06	$0.08
- diluted	$0.09	$0.08	$0.05	$0.05	$0.07

Shares and share equivalents used in per share calculations (2):

- basic	17,485	16,809	16,379	15,765	14,628

- diluted	18,417	16,841	17,717	17,547	17,855

(1)	“Net interest income and other” includes interest income and expenses, and other, net.
(2)	See Note 1 of the Consolidated Financial Statements for an explanation of the determination of the number of Shares and Share equivalents used in per share calculations.

	June 30,
	2004	2003	2002	2001	2000
	(In thousands)
Consolidated Balance Sheet Data :
Cash and cash equivalents	$52,220	$39,879	$31,368	$20,870	$20,316
Net working capital (1)	44,593	36,222	29,075	20,894	21,793
Total assets	87,757	76,661	63,655	55,377	52,737
Other long term obligations	319	411	340	262	1,969
Shareholders’ equity	$49,738	$42,292	$35,950	$27,528	$24,082

(1)	Net working capital consists of total current assets less total current liabilities

We have never declared or paid any cash dividends on our Shares. We currently intend to retain all future earnings to finance future growth.

B.    Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

The following risk factors should be carefully considered in evaluating ILOG and our business. Certain risk factors that affect the software industry generally and technology companies specifically also apply to ILOG. Such factors include:

•	increased competition for our products and services, including aggressive pricing strategies by competitors,
•	deferred purchases due to reduced capital investment,
•	a change in technology market conditions which are typified by rapid and unpredictable developments,
•	the effectiveness of our marketing and sales activities,
•	business disruptions due to fires, earthquakes (our offices in France and in western California are located in potential earthquake and/or flood zones),
•	theft of our intellectual property or confidential information, and
•	our acquisition strategy.

Any one or more of these circumstances could have an adverse impact on our ability to achieve financial results, business, operating revenues, and our financial condition. There can be no assurance that any of the risks described in this Annual Report on Form 20-F will not result in problems that materially affect any financial aspect of our business or our share price. Additional risks and uncertainties of which we are unaware or that we currently deem immaterial also may become important factors that may adversely affect our Company.

1.    Risks concerning our ability to achieve financial results

Our quarterly operating results have fluctuated significantly, on a quarterly basis, and may continue to do so in the future.

Factors causing such fluctuations include:

•	varying demand for our products and services;
•	the size, timing and structure of significant licenses sales and/or royalty payments by customers;
•	cost overruns on fixed price consulting contracts;
•	the growing complexity of the customer decision process as our average license sales are increasing in size;
•	seasonality, as a significant proportion of our sales come from Europe where we generally realize lower revenues in the quarter ending September 30th than in the immediately preceding quarter due primarily to reduced economic activity in the summer months.

Revenues from license fees and/or royalties in any quarter are substantially dependent on orders booked and shipped in that quarter and on sales by the Company’s Independent Software Vendors (“ISVs”), distributors and resellers.

In addition, we have historically recognized a substantial portion of our revenues from sales booked and shipped in the last month of a quarter such that the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a particular quarter.

Our expense levels are relatively fixed. Consequently, if revenue levels are below expectations, expense levels could be disproportionately high as a percentage of total revenues, operating results would be immediately and adversely affected which could incur losses. If our operating results are below the expectations of investors and/or analysts, our share price may fall.

The industry in which we operate is characterized by intense competition.

Our present direct competitors include a number of private and public companies such as Computer Associates, Corticon Technologies, Cosytech, Dash Associates, Fair Isaac, Haley, Pegasystems, SL Corporation, Tom Sawyer and Microsoft. Some of our competitors have longer operating histories, significantly greater financial resources and name recognition, broader product offerings and a larger installed base of customers than we do.

We also compete with companies that provide packaged software with respect to specific applications. In addition, virtually all of our customers have significant investments in their existing solutions and many have the resources necessary to enhance existing products. As a result, some of these customers could choose to develop their own technical solutions instead of purchasing from us. See “Item 4.B.— Competition”.

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

We generate our revenues from three product lines. Any factor adversely affecting any of these product families could have a material adverse effect on us.

We generate our license and maintenance revenues from the ILOG business rules (36% of license and maintenance revenues in FY 2004), optimization (38%) and visualization (26%) product lines. We expect that revenues from each of these product lines will continue to represent a substantial portion of our total license and maintenance fees for the foreseeable future. As a result, any factor adversely affecting one or more of these product lines could adversely affect our business, operating results and financial condition.

We are dependent upon certain major independent software vendors, or ISVs, for a significant part of our revenues.

In FY 2004, 31% of our revenues were generated from ISVs which embedded our software components in their applications, which they sell in turn to their customers. This fiscal year our largest customer, SAP A.G., an ISV, provided 4% of our revenues, and our next nine largest customers, of which four were ISVs, accounted for a further 13% of our revenues. Should the ISVs individually or collectively decide to replace our components with their own or a competitor’s technology for any reason, discontinue offering the application embedding our components and/or experience a business downturn, our business, operating results and financial condition will be adversely affected. See “Item 5.A.— Revenues by Geography” and Note 12 to Consolidated Financial Statements.

2.    Risks that could adversely affect our business operations

Our investment in our sales and marketing forces are expected to change.

We have made a significant investment in recent years in the expansion of our sales and marketing force, primarily in the U.S. and Asia, which we do not plan to grow significantly in the coming year. There can be no assurance that our sales and marketing productivity will continue to improve as it did in FY 2004 when revenue increased by 11%, while sales and marketing expenses only increased by 5%.

Our ability to acquire, develop and market new products and product enhancements needs to be timely and directed to changing market requirements.

Our future success will depend in large part on our ability to improve our current technologies and to acquire, develop and market new products and product enhancements that address changing market requirements on a timely basis. There can be no assurance that we will be successful in acquiring, developing and marketing new products or product enhancements, that we will not experience difficulties that delay or prevent the successful acquisition, development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market requirements and achieve market acceptance. As is customary in the software industry, we have in the past experienced delays in the introduction of new products and features, and may experience such delays in the future. If we are unable, for technological or other reasons, to integrate acquired products, develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company’s business, operating results and financial condition would be materially adversely affected.

Our professional services activities can sometimes fall below customer expectations.

In FY 2004, 17% of our revenues were directly provided by our consulting services which are designed to facilitate customer adoption of our products, and accelerate their deployment, so that further license and maintenance revenues can be generated for us. If our professional services fail to meet or satisfy customer expectations, then revenue streams could be reduced and we may be required to reimburse customers for service fees paid. In addition, we engage in fixed price consulting on a more frequent basis than we have in prior years, and the risks associated with those engagements include the possibility that we could poorly manage the engagement and not conduct the work in the most cost effective manner. Further, because the fee that is charged for these engagements is determined at the outset, we could underestimate the amount of work that will be required and the engagement could actually result in negative revenues. Moreover, because of a commitment on an existing engagement, which may turn out to be unprofitable, we may lose profitable opportunities.

Errors in our software products could result in warranty or product liability claims against us.

Software products frequently contain undetected errors or failures, especially when first introduced or when new versions or enhancements are released. Despite our preliminary testing and use by current and potential customers, errors may not be detected in our products and product upgrades which may require us to refund license and maintenance fees paid or to pay damages. Persistent or pervasive problems with undetected errors or failures could negatively affect our reputation in the industry.

Our license agreements typically contain provisions designed to limit our exposure to potential product liability and other claims due to unforeseen or undetected errors. It is possible, however, that the limitation of liability provisions contained in our license agreements, especially unsigned “shrink-wrap” licenses, may not be effective under the laws of certain jurisdictions. In addition, we sometimes grant longer than normal warranty periods or provide additional non-standard warranties. We currently have limited insurance against product liability risks or errors and omissions coverage, and there can be no assurance that the current levels of insurance coverage are adequate or that additional insurance will be available to us on commercially reasonable terms or at all.

The loss of services of any key personnel.

Our future success will depend in significant part upon the continued service of our key technical, sales and senior management personnel, including our Chairman and Chief Executive Officer (known in France as the “Président Directeur Général”), Pierre Haren. We are particularly dependent upon our technical personnel with expertise in object oriented technology, math programming and artificial intelligence technology.

Our future success will depend on our ability to train, motivate and retain highly qualified technical, sales and managerial personnel, and there can be no assurance that we will be able to do so. Competition for such personnel is intense, especially the competition for technical personnel of the quality of our software architects and scientists.

As a result of our global operations, we are exposed to numerous risks, including logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies.

Our engineering and research and development operations are located in France, except for the CPLEX products which are developed in Incline Village, Nevada and Mountain View, California. Our sales and marketing operations are located on three continents. These varied locations and the inter-related activities of these groups have in the past led, and in the future could lead to logistical and communication difficulties.

Further, our global operations may be directly affected by adverse economic, health and political conditions in the countries where we do business. Approximately 52%, 38% and 10% of our revenues in FY 2004 were from North America, Europe and Asia, respectively.

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

Currency fluctuations could result in lower profitability for us in U.S. dollar terms and the reporting of exchange losses.

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, our financial reporting currency. Approximately 33% of our sales and 52% of our expenses in FY 2004 were denominated in euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms assuming no change in revenue and cost structure. In FY 2004 had the euro exchange rate remained constant, as compared to FY 2003, against all the other currencies, our operating profit would have been approximately $2.0 million higher. See “Item 5.A. —Non-GAAP Financial Measures.”

Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also, currency rate movements on the non-U.S. dollar denominated trade receivables and payables, including inter-company accounts, will result in the reporting of unrealized exchange gains or losses in our income statement that may be significant. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. While we have a policy of hedging our short-term currency exposures in order to mitigate the effect of changing exchange rates on our earnings per share, there can be no assurance that this policy will be successful and/or properly executed. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 3 to the Consolidated Financial Statements.

3.    Risks associated with our proprietary technology

We depend heavily on our proprietary technology. There can be no assurance that the means of protecting our proprietary rights will be adequate or that our competitors will not develop similar technology.

We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. We also license our products primarily in object code form, which does not allow our customers access to our source code, which is the form in which our proprietary technology is most vulnerable to theft, copying or misappropriation. See “Item 4.B. — Proprietary Rights.”

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, use or make copies of our products or aspects thereof, or obtain or use information that we regard as proprietary. Policing unauthorized use of our products is difficult. In addition, the laws of many jurisdictions do not protect our proprietary rights to as great an extent as do the laws of France and the U.S. In particular, “shrink-wrap” licenses may be unenforceable under the laws of certain jurisdictions and copyright and trade secret protection for software may be unavailable in certain countries. Under current French intellectual property laws, only certain types of software are patentable. Efforts are underway to harmonize the patent laws of the various member countries of the European Union (“EU”), so circumstances may change if, as is possible, an EU Directive is issued establishing criteria for the patentability of software. We rely primarily on France’s copyright laws to protect our proprietary rights. We currently have no patents but we have one pending U.S. patent application.

Intellectual property infringement disputes could cause us significant expense and divert technical and management personnel.

There can be no assurance that we will not receive communications from third parties asserting that our products infringe, or may infringe, on their proprietary rights. In FY 2002 we successfully defended an intellectual property infringement claim by a third party relating to JRules, which defense consumed significant expense and diverted technical and management personnel. In FY 2003 a third party has asserted that a feature of our ILOG Solver product is infringing their patent. We are vigorously contesting this assertion and believe that it is without merit.

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

In the event of an adverse ruling in any such litigation, we might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. There can be no assurance that licenses to such technology would be available on reasonable commercial terms, if at all. As the number of software products in the industry increases and the functionality of these products further overlap, we believe that software companies may become increasingly subject to infringement claims. Any such claims against us, with or without merit, as well as claims we initiate against third parties, could be time consuming and expensive to defend or prosecute and difficult to resolve.

4.    Risks relating to business combinations

Acquisitions

We may in the future pursue acquisitions of complementary product lines, technologies or businesses. Such acquisitions could result in potentially dilutive issuances of shares, the incurrence of debt and contingent liabilities and write-offs related to goodwill and other intangible assets, which could materially adversely affect our profitability.

Limitations imposed by French law and our by-laws may prevent or delay an acquisition of ILOG.

As a French company listed on the Euronext Paris stock, market we are subject to certain requirements not generally applicable to corporations organized in the U.S. For example, our shareholders are subject to voting procedures that are more complicated than for U.S. companies generally. Shareholder approval at an extraordinary general meeting must be obtained for any new shares issued in connection with a business combination, even if we are the surviving entity, or for an acquisition of assets in exchange for our shares. At such a meeting, the presence, in person or by proxy of shareholders holding one-third of the voting Shares upon first notice, and one-quarter of the voting Shares upon second notice, is required for a quorum. The increasing practice of U.S. shareholders not to exercise their voting rights, may prevent us from obtaining a quorum for such a meeting and thus impair our ability to obtain shareholder approval for acquisitions, mergers and/or corporate reorganizations.

Our Board of Directors is authorized to issue shares in the context of a tender offer or exchange offer for our Shares, provided that this issue is deemed to be made in the current conduct of business and that it will not affect the result of the tender or exchange offer. This current authorization expires at the next shareholders’ meeting scheduled to take place on November 30, 2004, and will be submitted for renewal at that time.

In addition, French labor laws generally impose an obligation on an entity acquiring a business or product line to assume the role of employer for the employees affiliated with the business or product line being acquired. This may make it difficult for a non-French entity or an international entity with no presence in France to acquire our company or one of our product lines.

5.    Other risks of owning ILOG Shares

We have to adopt new accounting standards for the fiscal year beginning July 1, 2004 that will materially impact our financial reporting.

We currently prepare our financial statements in accordance with both U.S. GAAP and French GAAP. In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies, to apply International Financial Reporting Standards (“IFRS”) in preparing their financial statements for financial years commencing January 1, 2005 and thereafter. Applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, accounting for share-based compensation. Because our financial statements prepared in accordance with IFRS would differ, perhaps materially, from our financial statements prepared in accordance with U.S. GAAP, the methods used by the financial community to assess our financial performance and value our publicly-traded securities could be affected. See “Item 9. —NextEconomy Segment.”

Holders of ADSs may be subject to additional risks related to holding ADSs rather than Shares.

Because holders of ADSs do not hold their Shares directly, they are subject to the following additional risks:

•	In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the Depositary cannot convert a foreign currency into U.S. dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the Depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period.

•	In order to vote at general shareholders’ meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a general shareholders’ meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the Depositary must give instructions to the depositary not to transfer their ADSs during this period before the general shareholders’ meeting. ADS holders must therefore receive voting materials from the Depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

•	ADS holders may not receive copies of all reports from the Depositary or us. They may have to go to the Depositary’s offices to inspect any reports issued.

•	The Depositary and we may amend or terminate the Deposit Agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

Item 4.    Information on the Company

A.	History and Development of ILOG

ILOG S.A. is a société anonyme, a form of corporation, incorporated under the laws of France. The Company was registered at the Greffe of the Registry of Commerce, Paris on April 7, 1987 for a duration of 99 years. The Company was founded by Mr. Pierre Haren, Mr. Marc Fourrier and Mr. Jérôme Chailloux, with the support of the Institut National de Recherche en Informatique et en Automatique (“INRIA”). We are subject to French law and in particular to the French company law and regulations under Book II of the French Code du Commerce (the “Commercial Code”) and to Decree No. 67-236 of March 23, 1967 on commercials companies.

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

e.	the issuance of any guarantees, performance bonds and other security interests in compliance with the provisions of current laws and regulations, in particular to any company or ILOG entity, in connection with their activities, as well as the financing of their activities. The contracting of any loan and, in general, the use of different methods of financing with a view to facilitating the financing of the Company’s operations; and

f.	in general, all financial, commercial, industrial, civil, real property, personal property transactions or services that may be directly or indirectly related to one of the specified purposes or to any similar or related purpose which may further the development of the Company’s assets.

Our registered office is located at 9 rue de Verdun, 94253 Gentilly, France, and our telephone number is +33 1 49 08 35 00. Our agent for service of process in the United States is Corporation Service Company, 6th Floor, 80 State Street, Albany, NY 12207-2543. Our website is www.ilog.com. We make our Annual Reports on Form 20-F and “Document de Référence”, and amendments to these reports, if any, available free of charge through our website as soon as possible following their respective filing with the SEC and the AMF.

In 1987, we began shipping software components developed in the LISP programming language. In 1992, we started to transition our products to the C++ programming language. In 1993, we began shipping ILOG Views and ILOG Solver. In 1997, we acquired the business of CPLEX Optimization, Inc. (“CPLEX”), located in Incline Village, Nevada, which provides linear based optimizer products written in C. In 1998, we started to introduce Java versions of our products. In FY 2004, we introduced a C# version of some of our visualization products.

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

Up until our initial public offering in 1997 on the NASDAQ National Market, which raised $24.9 million, we were financed through a combination of retained earnings, venture capital funding and interest free loans from French government agencies and the European Union. We partially financed the 1997 CPLEX acquisition through the issuance of 1.7 million shares and promissory notes totaling $5.0 million. In 1998 an additional financing of $10.5 million was received from SAP A.G. in exchange for 685,064 shares. In 1998 we listed our shares on the Nouveau Marché of Euronext Paris.

B.    Business Overview

Our Company

ILOG is a leading, worldwide provider of enterprise software and services. We develop, market, sell and support business rule management systems (“BRMS”), an optimization product, as well as optimization and visualization software components that help organizations optimize resources and automate their business policies, procedures and best practices. A benefit unique to our BRMS products is that they enable software architectures that empower business users to maintain business logic without involving software professionals, by allowing portions of software code to be translated in the form of business rules which can then be read and manipulated by business users. We believe that by implementing ILOG BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions.

ILOG software provides key functionality for an emerging software area – business process management (BPM). ILOG’s optimization and visualization software components provide core functionality for strategic business applications such as supply chain planning, workforce scheduling and telecom network management.

We currently have business locations in seven countries. Our principal executive offices are located at 9 Rue de Verdun in Gentilly, France, a suburb of Paris. Our U.S. executive offices are located at 1080 Linda Vista Avenue in Mountain View, California, in the San Francisco Bay Area.

Business Strategy

Our business strategy is focused on the following key areas:

Establish Business Rule Management Systems as an Enterprise Software Platform. We are targeting to meet the demand for business rule technology as a key enabler of agility and business process automation across the corporate enterprise. Historically, business software applications have not been able to meet rapidly changing business environments. Silos of data, embedded application code and logic, legacy systems are each impediments to an organization’s ability to adapt to changing business conditions. We believe that our Business Rule Management System (“BRMS”) offering gives organizations the ability to “architect agility” into their software systems, allowing them to address the challenges of business change in a cost-effective way. BRMS also helps organizations centralize their business rules in a single or a few repositories, facilitating their maintenance and ensuring consistent deployment across the enterprise. Another key benefit of BRMS is that it can be implemented “on top” of existing software. Some of our customers use the BRMS to facilitate the transition from older software architectures, such as COBOL, to Java, without simultaneously having to perform a major overhaul of the underlying software infrastructure, by extracting hard-coded business logic and translating it into business rules that runs on top of the remaining legacy application.

Leverage BPM Software Trends. The push for greater process efficiency that drives the demand for Business Process Management (“BPM”) as well as the requirements for more corporate tracking and accountability have created opportunities for our products. Our BRMS and optimization components deliver real-time decisioning capabilities to the processes managed by the BPM systems and can empower business users to manage these decision rules, while our visualization components provide real-time supervision of the execution of these processes.

Pursue Alliances with Strategic Systems Integrators and Software Vendors. We are creating co-selling and co-marketing relationships for ILOG products in the BPM and Enterprise Application Integration (EAI) areas to expand our market reach. This effort is accompanied by the partnerships that we are establishing with the leading systems integrators - such as Accenture, BearingPoint, Capgemini, PwC and IBM Global Services - and regional integrators. We are also partnering in co-selling activities with BPM vendors, such as FileNet.

Expand Revenues from Software Vendors. Our agreements with independent software vendors (ISVs) have consistently been a key part of our business strategy, because they enable the deployment of our software in business application markets that we would not otherwise be able to access directly. ISVs generate revenues for us when they embed one or more ILOG components into their products. As of June 30, 2004, we have entered into agreements with 420 ISV partners and in FY 2004 we generated approximately 31% of our revenues from this source. We also expect to further leverage our close relationships with some of these ISVs by creating co-marketing and co-selling opportunities for our BRMS products.

Increase Penetration of our Existing Customer Base. A key component of our strategy is expanding revenues from our existing customers. This is either achieved by selling additional licenses or a larger application license, or by helping our customers extend the use of our software to new projects, or by promoting an enterprise license to existing customers who have already successfully deployed one or several applications.

Develop our Service Revenue. We have developed service packages and a methodology for assessing, designing and implementing business rules projects to help our customers successfully use our software development tools. When used, this methodology generally results in building flexible and scalable rules architecture and in reducing the development effort. We believe the sale of these services should result in additional revenue, and greater customer satisfaction, which in turn could help us sell additional licenses to that customer.

Products

We offer software for business rule management, optimization and visual interfaces. We also sell complementary development tools that come pre-packaged with our software, or are available separately. Our software is designed to be flexible and easy-to-use and can be deployed on a wide range of hardware and software platforms.

Our products are high-performance C, C++, C# or Java components sold in binary form delivered on CD-ROMs or over the internet. Our component software is sold to C, C++, C# or Java developers within information technology (IT or MIS) departments of end-user enterprises or to system integrators, value added resellers (“VARs”), ISVs, and original equipment manufacturers (“OEMs”). The components facilitate rapid development and deployment of complex applications by providing pre-written portions of the software in order to reduce the time, cost and risk of the application development cycle. The components are independent and can be purchased for integration into new or existing applications individually or in combination with other components. The components run on the most popular Windows and UNIX platforms as well as on some main frame architectures and can be used to facilitate client-side, server-side or internet development efforts.

Business Rule Management Systems

As one of the leaders in business rule engines according to Gartner Group in FY 2003 and FY 2004, a major industry research organization, our BRMS products satisfy the need for advanced business rule platforms that provide rule repositories and multiple decision engines. We currently have three BRMS products as follows:

■	ILOG JRules is the foundation of ILOG’s enterprise-level BRMS for Java. It includes a rule kit for creating, editing and maintaining business rules, a rule repository for storing business rules, and a high-performance business rule engine for executing rules.

■	ILOG Rules is the C++ version of this product.

■	ILOG JConfigurator uses our constraint-programming optimization technology for configuration applications, interactive selling systems and customer relationship management (CRM) applications. It includes the rule-editing and management features present in our JRules product.

BRMS constituted 36% of our license and maintenance revenues in FY 2004 and grew by 14% over FY 2003.

Optimization Components

ILOG’s optimization software is widely used around the world, with thousands of product licenses sold to date. Our optimization products are licensed individually as either a customizable product or components. Our optimization engines and technology also provide core functionality for our BRMS platform.

■	ILOG CPLEX is a linear-programming based optimization engine. It is designed to be the engine for mission-critical resource allocation applications. ILOG CPLEX is used in supply chain planning, telecommunication network design and transportation logistics.

■	ILOG Solver is a constraint-programming engine. It solves a wide variety of business problems, such as short term scheduling. ILOG Scheduler and ILOG Dispatcher are vertical add-ons to the Solver engine for scheduling and dispatching applications, respectively.

■	ILOG OPL Studio is a development environment for optimization applications. It combines our linear and constraint-based optimization methods into a single modeling language, allowing the user to identify the best approach for a particular application. This framework includes an online model library, database connectivity tools, debugging tools and an automatic code generator within a graphical environment.

■	ILOG ODF (Optimization Development Framework) is an add-on to mySAP APO (Advanced Planner and Optimizer) supply chain solution from SAP A.G., our largest customer, and allows users to extend APO’s standard optimization capabilities and customize their applications to suit their individual requirements.

Optimization constituted 38% of our license and maintenance revenues in FY 2004 and grew by 11% over FY 2003.

Visualization Components

Our expertise in data visualization and human-machine interface design has helped make us a recognized leading provider of sophisticated, visually-rich graphical user interfaces. Today, we sell the following products as components and we are working to leverage our visualization expertise to make our other products easier and more intuitive to use:

■	ILOG JViews is a set of software components which presents data in different formats, maps, Gantt charts, diagrams and workflows. Each of these components can be purchased separately. They are suitable for building models, monitoring and performance analysis displays for business process management, business activity monitoring, fleet management, network supervision, “C3I” in defense, production planning and scheduling. JViews is a comprehensive data visualization and graphical environment providing components for structured two-dimensional graphics. It is used to solve a wide range of graphics problems in industrial and commercial environments and to supplement the user interface toolkits that are provided by the various platforms to build the dialogs and menus (Windows, Motif, Swing), with graphical components and tools aimed to display and interact with application data in visually rich and meaningful contexts.

■	ILOG Views is an enterprise class visualization toolkit used to develop advanced user interfaces for supervision applications. It provides a set of editors and C++ components consisting of interactive 2D graphics, maps, charts, Gantt charts, automatic graph arrangement and connections to data sources such as databases or XML. Views takes advantage of the rendering capabilities given by the underlying platform, such as Microsoft’s GDI+ (transparency, gradient, anti-aliasing). Views code is portable across UNIX, Windows, and Linux platforms. To achieve full portability of the application user interface, Views provides a full set of portable widgets— buttons, menus, notebook—that comply with the look-and-feel of Windows and Motif.

■	ILOG JTGO is a vertical product based on ILOG JViews for building the critical operation support system (OSS) user interfaces that are used in the telecommunications industry. ILOG JTGO is today sufficiently deployed that its “look and feel” has become an industry standard for OSS displays.

■	ILOG Gantt for .NET is the C# version of the Gantt module already available as part of JViews and Views Suites. ILOG Gantt for .NET is the ideal set of Windows Form and Web Form controls, and APIs for viewing and editing schedules in Windows and Web Form/ASP.NET applications. It features resource and task-oriented views, calendars, and resource load-charts. It also provides a comprehensive set of editing and viewing features, a load-on-demand mechanism for dealing with very large data sets, and a complete printing facility for paper viewing.

On July 2, 2004, ILOG bought the intellectual property and other selected assets of the JLOOX product line for €1.4 million (USD 1.7 million) from eNGENUITY Technologies Inc., a Montreal, Canada-based software provider. JLOOX is used for the development of advanced visual applications. It complements the ILOG JViews product line especially in the defense, transportation management and manufacturing markets.

Visualization constituted 26% of our license and maintenance revenues in FY 2004 and grew by 5% over FY 2003.

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

Financial Services

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

e-Government

•      Eligibility screening systems (welfare, loans, health services)

•      Benefit calculation

•      Grant management

•      Case management

•      Data compliance validation and

interoperability

Defense & Aerospace

Command, Control, Communications and Intelligence(C3I) systems

•      Data fusion

•      Geographic information systems

•      Image processing

•      Logistics mapping

•      Electronic War

•      SIGINT

Mission Planning

Homeland Security

Process Monitoring

•      Data flow monitoring

•      Radar visualization

•      Test bench monitoring simulation

• Maintenance planning and scheduling	• Capability analysis
• Timetabling	• Flight simulators
• Traffic planning	• Scenario analysis
• Warehouse management	Resource Allocation and Optimization
Supervision & Data Visualization	• Frequency and bandwidth allocation
• Geographic information systems	• Mission planning
• Traffic monitoring	• On-board resource scheduling
• Vehicle tracking systems	• Payload optimization
• Security	• Supply chain logistics
Across Industry Solutions
Business Process Management	Order fulfillment
Enterprise Performance Management	CRM
Business Activity Monitoring	• Interactive selling systems
Customer care & billing	• Self-service websites
Compliance	• Web personalization

Services

We provide a number of services to assist customers in the design, development and deployment of their applications when using our software components.

Software Maintenance

Customer support is provided globally from our primary customer support centers in Gentilly, France, Mountain View, California and Singapore. We also offer maintenance services that provide subscribers with uninterrupted access to new releases and enhancements of our products.

Consulting Services

Our consulting services provide expertise in the design, development and deployment of business applications based on our BRMS, resource optimization and visualization products. This expertise is delivered through practices, leveraging our experience building vertical applications in areas including telecommunications, supply chain management, manufacturing, financial services, commercial and residential lending transportation, defense and government. Thanks to the formalization of artifacts specific to applications such as compliance, claim processing, vehicle routing, planning and scheduling, those practices allow us to deliver consistent services to our clients. Our consultants also use our IBRM (ILOG Business Rule Methodology) delivery framework which is based on IBM RUP® (Rational Unified Process) and covers all the facets of application development, from business analysis to software implementation. Most of our engagements are delivered on a time and material basis but we also offer to our clients full implementations on fixed-price terms. Our consulting resources are located in major countries around the world and we supplement them with third-party consulting partners.

Customer Support

Customer support is provided globally from our primary customer support centers in Gentilly, France, Mountain View, California and Singapore. Our support services provide subscribers with technical support as well as with access to new releases and enhancements of our products as they become available.

Customer Education & Training

We offer training programs for our customers to gain expertise using our BRMS, optimization, and visualization products. Regular classes are held in our offices worldwide, and we provide training at customer sites on request.

Sales and Marketing

We market and sell our products and services worldwide through our direct sales organization and indirectly through VARs, systems integrators, ISVs, OEMs, and distributors. Our field sales organization is divided into geographic regions – The Americas, Asia-Pacific and Europe. We have field account managers, who manage the customer relationship, and field technical engineers, who manage the technical requirements, perform demonstrations and/or develop proof-of-concept projects for our customers. We also have a telesales organization, known as ILOG Direct, located in Incline Village, Nevada; Paris, France; and Singapore, which sells primarily our JViews and CPLEX products, and which also handles our academic sales. ILOG Direct focuses on high-velocity product sales, while the field sales team focuses on growing and fulfilling large and complex business opportunities, and consulting projects. We also have an alliance organization in charge of recruiting and managing our partners. This team defines and enforces rules of engagement with our partners, and coordinates the business activities between the partners and ILOG’s sales and marketing teams.

Our sales cycle is approximately three to six months, but varies substantially from customer to customer. It can be longer if the process involves a request for proposal (“RFP”), or if the customer wants to conduct an extensive evaluation of our software prior to making a purchase.

To support our sales efforts, we conduct marketing programs including advertising, direct mail, public relations, web-based and in-person seminars, trade show exhibitions and on-going customer communications activities and events.

Research and Product Development

We recognize that our industry leadership and success depend on our ability to continue innovating in our areas of expertise and to anticipate new features and functions in our products that may become critical in the future. As a result, we have committed, and expect to continue to commit, substantial resources to our research and development efforts. In FY 2004, we spent $22.8 million (net of government funding) on research and development, representing 22% of sales, as compared with $18.9 million and $15.3 million in FY 2003 and FY 2002, respectively. Our developers also work closely with customers to gain insights into usability and they actively engage with the appropriate scientific and academic communities to ensure our products stay on the cutting edge of their respective disciplines. To date, we have primarily relied on in-house development for our products, performed in our research and development centers in Gentilly and Sophia Antipolis in France, and in Mountain View, California and Incline Village, Nevada, but we have licensed some technology from third parties, especially for our Rules product.

Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company’s products has been of relatively short duration, development costs qualifying for capitalization were insignificant during the years ended June 30, 2004, 2003 and 2002, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

In addition to research and development expenses, we periodically purchase software and hardware equipments, which are used internally. In FY 2004, this expenditure totaled approximately $1.1 million.

Customers

As of June 30, 2004, we have sold to more than 2,000 customers in 30 countries. Our customers represent software vendors, governmental and educational institutions and major corporations operating a wide range of industries. Below is a partial list of customers, by industry segment, who have made purchases of our software and/or services over the last two years.

Manufacturing		Communications
Chevron Texaco	I2 Technologies	Alcatel	Nortel
Daimler Chrysler	Manugistics	AT&T	NTT
Ford Motor Company	MG Industries	France Telecom	Orange
Hewlett-Packard	Nissan Motor Co. Ltd	Lucent	Siemens
SAP	Oracle	Nokia	Verizon

Financial Services		e-Government
Bank of America	Lehman Brothers	Syntegra: National	IBM Global Services:
Barclays Global	MetLife	Health Service (U.K.)	U.S. Postal Service
Investors Bear Stearns Citi Street Credit Suisse First Boston	Radian Group 21st Century Insurance Visa	Bearing Point: State of Minnesota Department of Employment and Economic Development	National Assembly for Wales
Deutsche Bank	Zurich Insurance	Policy Studies, Inc.
Fannie Mae	Freddie Mac

Travel and Transportation		Defense & Aerospace
Air France	Schneider Logistics	Alcatel Space Industries	Lockheed Martin
Deutsche Bahn	La Poste	CNES	Ministry of Defense –
APL	Lufthansa	Deutsche Flug Sicherung	France
DHL	Northwest Airlines	(DFS)	Northrop Grumman
FedEx	Sabre	EADS CASA	U.S. Air Force
French National Railway (SNCF)

Across Industry Solutions
Hewlett-Packard	Siebel	Harrah’s Entertainment Inc.

Competition

We compete with a number of private and public companies in our individual product lines. However, we have no competitor across all three of our product lines. These companies include, without limitation, by product line: (i) Rules: Computer Associates, Corticon Technologies, Fair Isaac, Haley, Pegasystems, and Microsoft; (ii) Optimization: Cosytec, and Dash Associates; (iii) Visualization: SL Corporation and Tom Sawyer. We also compete with companies that provide packaged software for certain applications. Some of our competitors have longer operating histories, significantly greater financial resources and name recognition, broader product offerings and a larger installed base of customers than we do. In addition, some of our competitors have well-established relationships with our current and potential customers.

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

Proprietary Rights

We believe we own or have licensed the proprietary rights of our software products. We have attempted to protect our proprietary rights through a number of ways: (i) we require persons with access to our proprietary information to sign confidentiality agreements; (ii) we restrict access to our source codes; (iii) we rely on laws and regulations regarding trade secrets and copyrights, that only offer a limited protection, to protect our software products, our documents or various written materials; and (iv) we are prepared to litigate to protect our proprietary technology, relying on copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions.

ILOG S.A., the parent company, owns all intellectual property rights. Our subsidiaries license the ILOG intellectual property from the parent company which is, in turn, licensed or sub-licensed to our customers or our resellers. For these licensing rights, the subsidiaries pay the parent company a royalty based on the subsidiaries’ revenues.

ILOG source codes have been deposited in France with the national software protection agency (the “Agence pour la Protection des Programmes”), with NCC Escrow International Limited in the U.K., and with Recall Total Information Management Services and Digital Systems Innovations, Inc. (DSI), in the United States.

Seasonality

A significant proportion of our sales come from Europe. Similar to many countries in the software industry with significant sales outside of the United States, we generally realize lower revenues in the quarter ending September 30 than in the immediately preceding quarter due primarily to reduced economic activity in the summer months.

Insurance

We have general liability and property insurance coverage up to a total of €26 million in France and $12 million in the U.S., which is limited to €12 million and $11 million per occurrence respectively. We also have Directors and Officers insurance covering certain liabilities of our directors and officers.

C.    Organizational Structure

ILOG S.A. is the holding company of the group, which is composed of the following wholly owned subsidiaries:

•	ILOG, Inc. (U.S.),
•	ILOG Limited (U.K.),
•	ILOG GmbH (Germany),
•	ILOG S.A. (Spain),

•	ILOG (Pte) Ltd (Singapore), and
•	ILOG Ltd. (Japan).

Our executive officers are located at the head office of the parent company in France and at our largest subsidiary, ILOG, Inc. in California.

D.    Property, Plant and Equipment

Our corporate headquarters are located in Gentilly, France, a suburb of Paris, in premises consisting of approximately 62,000 square feet under leases expiring from 2007 to 2010. We have our U.S. headquarters in Mountain View, California in premises consisting of approximately 36,000 square feet under a lease expiring in 2007. We maintain a research and development facility in Sophia Antipolis, in the south of France, in premises consisting of approximately 12,000 square feet under leases expiring from 2005 to 2010. We maintain a sales office and research and development facility in Incline Village, Nevada, in premises consisting of approximately 5,000 square feet under a lease expiring in 2007. In addition, we have leased sales offices in Arlington, Virginia; Farmington Hills, Michigan; and Southborough, Massachusetts, with approximately 13,000 square feet in aggregate under leases expiring from 2004 to 2006. We also maintain leased sales and customer support offices in Bracknell, near London, England; Bad Homburg, near Frankfurt, Germany; Madrid, Spain; Singapore; Beijing, China; and Tokyo, Japan, with approximately 36,000 square feet in aggregate. Our minimum future commitment under these office leases as of June 30, 2004 amounts to approximately $13.4 million.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis should be read together with our Consolidated Financial Statements and the Notes to those statements included elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates, and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described below and in “Item 3. Key Information— Risk Factors”, “Item 4. Information on the Company” and elsewhere in this Annual Report on Form 20-F.

Overview

ILOG develops, markets, supports and provides consulting services for software used for business rule management systems, resource optimization and visual interfaces. Our software is not industry specific and can be configured for use in a wide variety of businesses. Our customers, or upon request from our customers, our consulting services department, use our software to develop strategic business applications. Examples include insurance underwriting and claims handling applications, airline crew and equipment scheduling applications, government security operations applications, telecommunications network display applications, financial trading applications, commercial and residential lending, and order processing applications. By using our pre-built and pre-tested software components, customers avoid the need to have to develop their own software to perform the functionality provided by our products. Because of the horizontal or ‘generic’ nature of the functionality of our software components, customization to fit the particular customer industry is required. For our customers that are trying to automate very complex problems, the development process can prove difficult and expensive, and therefore purchasing decisions are sometimes difficult to capture accurately in our forecasts.

In FY 2001 and FY 2002 we were organized into three industry divisions. In October 2002, as a result of changes in the market place for our products, we, with the goal of improving sales execution efficiency and productivity, reorganized our revenue generating activities into one segment. We believe that our new organizational structure has indeed resulted in a more efficient means of operation and is providing better results than our previous structure.

Our revenues are generated from three different sources: software licenses, maintenance and consulting and training services. In FY 2004, we received 57% of our revenues from licenses, 27% from maintenance, and 16% from consulting and training services. The Company, as with all global companies, faces a number of risk factors that could impact our ability to achieve our goals in FY 2005. Those include increased competition, deferred purchases, changes in technology market conditions, the effectiveness of our sales and marketing activities, currency fluctuations as well as other factors. For a more detailed description of the specific risks which we believe to be material to our business operations, see “Item 3.D Risk Factors.”

Our financial outlook for FY 2005 is dependent on improved economic conditions and the willingness of businesses to commit resources to implement new technologies, particularly in Europe. We believe that our BRMS strategy addresses an existing and ever increasing need for businesses to integrate and incorporate the ability to change business processes quickly into the company’s technological backbone, its architecture. Our products provide this capability for each and every business sector, leading us to believe that we are well positioned to take advantage of any improvement in the technology investment climate. We also are relying on our co-selling and joint marketing relationships with companies such as FileNet and BEA to help us expand our profile and create opportunities for us in the marketplace.

Critical Accounting Policies

Revenue Recognition

We enter into arrangements for the sale of:

■	licenses to our software products;
■	maintenance; and
■	consulting and training services.

We recognize revenue from new software licenses, whether sold directly or through distributors, when the product is delivered, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

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

Revenue from software maintenance agreements is recognized ratably over the arrangement period, which in most instances is one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues.

Professional services revenue consisting of consulting and training, are generally recognized at the time the service is performed. When consulting services are considered essential or the arrangement involves customization or modification of the software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting.

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

Our revenue recognition policy, as described above, is significant because revenue is a key component of our results from operations. In addition, revenue recognition determines the timing of certain expenses, such as incentive compensation. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments and estimates affect the application of our revenue recognition policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in operating losses.

Allowance for Doubtful Accounts

We record provisions for allowance for doubtful accounts as part of general and administrative expenses. These provisions, which are netted against accounts receivable on the consolidated balance sheets, totaled $0.6 million as of June 30, 2004, as compared to $0.7 million as of June 30, 2003. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other known factors. Our actual results could differ from these estimates.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, application of our revenue recognition policy, allowance for uncollectible accounts receivable, useful lives for property and equipment and intangibles, employee benefits, and taxes. Actual results could differ from these estimates.

For additional information regarding our significant accounting policies, see Note 1 to Consolidated Financial Statements.

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we disclose selected figures that are non-GAAP financial measures. Under the rules of the SEC, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to U.S. GAAP.

Constant Currency Rates

In certain appropriate instances we compare revenues and expenses from one period to another period in this Annual Report on Form 20-F using constant currency rates. To present that information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for FY 2004. For example, if a French entity reporting in euros sold 1 million euros of products in each of FY 2004 and FY 2003, our financial statements would report $1.19 million of revenues in FY 2004 (using 1 euro = $1.19 which was the average exchange rate in FY 2004) and $1.05 million in revenues in FY 2003 (using 1 euro = $1.05 which was the average exchange rate in FY 2003). The constant currency presentation would translate the FY 2004 results using the FY 2003 exchange rates and indicate that underlying revenues were flat and not increasing by $0.14 million as would be reported in the financial statements under U.S. GAAP. We present this constant currency information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under U.S. GAAP.

We use figures prepared on a constant currency basis both for our internal analysis and for our external communications, as we believe they provide suitable means by which to analyze and explain variations from one period to another. However, these figures provided on a constant currency basis are unaudited and are not measurements of performance under U.S. GAAP.

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2004 and 2003:

	Year ended June 30				2004/2003
	2004			2003	Increase/(Decrease)
	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
	(in thousands)
Revenues:
North America	$53,369	$—	$53,369	$43,324	23%	23%
Europe	39,024	(4,485)	34,539	37,784	3%	(9)%
Asia	10,394	(466)	9,928	11,089	(6)%	(10)%

Total revenues	102,787	(4,951)	97,836	92,197	11%	6%
Cost of revenues and operating expenses	100,947	(6,927)	94,020	89,962	12%	5%

Income from operations	$1,840	$1,976	$3,816	$2,235	(18)%	71%

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2003 and 2002:

	Year ended June 30				2003/2002 Increase/(Decrease)
	2003			2002
	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
	(in thousands)
Revenues:
North America	$43,324	$—	$43,324	$37,358	16%	16%
Europe	37,784	(5,344)	32,440	37,300	1%	(13)%
Asia	11,089	(470)	10,619	7,995	39%	33%

Total revenues	92,197	(5,814)	86,383	82,653	12%	5%
Cost of revenues and operating expenses	89,962	(7,220)	82,742	81,757	10%	1%

Income from operations	$2,235	$1,406	$3,641	$896	149%	306%

A.    Operating Results

Revenues by geography

Our total revenues increased to $102.8 million in FY 2004 from $92.2 million in FY 2003 and $82.7 million in FY 2002, representing increases of 11% and 12% over the respective previous years. Expressed at fiscal 2003 constant currency rates, our FY 2004 revenues increased by 6%, which lower growth rate reflects the fact that 33% of our revenues are in euros. See “—Non-GAAP Financial Measures”. The growth in FY 2004 primarily reflects good execution on the North American market with a continued penetration of the Rules product line for business process applications and a good optimization product line activity combined with the worldwide impact of the growing installed base of licenses on maintenance revenues.

The following table sets forth our revenues by region:

	Year Ended June 30,			2004 Increase (decrease) over 2003		2003 Increase (decrease) over 2002
	2004	2003	2002	As reported	Constant currency (1)	As reported	Constant currency (1)
	(in thousands)
North America	$53,369	$43,324	$37,358	23%	23%	16%	16%
Europe	39,024	37,784	37,300	3%	(9)%	1%	(13)%
Asia	10,394	11,089	7,995	(6)%	(10)%	39%	33%

Total revenues	$102,787	$92,197	$82,653	11%	6%	12%	5%

(1)	See “—Non-GAAP Financial Measures”

Our North American revenues increased to $53.4 million in FY 2004, from $43.3 million in FY 2003 and $37.4 million in FY 2002, representing 52%, 47% and 45% of total revenues respectively. The 23% growth of our North American revenues in FY 2004 over FY 2003 is primarily driven by an increasing demand for our optimization products from the manufacturing sector and for our business rules products from the financial services and transportation sectors. The increase in maintenance revenues from the growing installed base of ILOG licenses combined with a moderate increase in the consulting activities also had a positive impact on the North American revenue growth.

Our European revenues increased to $39.0 million in FY 2004, from $37.8 million in FY 2003 and $37.3 million in FY 2002, representing 38%, 41% and 45% of total revenues respectively. Our European revenues increased by 3% in FY 2004 over FY 2003; however expressed at FY 2003 constant currency rates, European revenues decreased by 9% with the significant decrease of an upfront payment by a large ISV in the third quarter and the generally weak business conditions encountered in Europe especially at the beginning of the fiscal year. See “—Non-GAAP Financial Measures”

Our Asian revenues decreased to $10.4 million in FY 2004, from $11.1 million in FY 2003 as compared to $8.0 million in FY 2002, representing 10%, 12% and 10% of total revenues respectively. The 6% decrease of Asian revenues in FY 2004 over FY 2003 is primarily due to weak business activity in the region especially on the telecommunication sector, which negatively impacted our business rules activity. This resulted in a global decrease despite the increase in maintenance revenues from the growing installed base of ILOG licensees.

The 16% increase in our North American revenues, and the 39% growth in Asian revenues in FY 2003 over FY 2002 reflected the demand for our business rules product line combined with the increase in maintenance revenues from the growing installed base of ILOG licensees. The 13% decrease at constant currency rate of the European revenues in FY 2003 over FY 2002 reflected the generally weak business conditions the French and the German economies were facing at that time.

In FY 2004, FY 2003 and FY 2002 SAP A.G., our largest customer, accounted for 4%, 8% and 11% respectively of our total revenues. In FY 2004 the next four largest customers accounted for approximately 7% of our total revenues, and the next five largest accounted for approximately 6% of revenues. Revenues from a single customer in a particular quarter can materially affect our revenues and operating results for such period. For a discussion of revenues received from certain related parties, see “Major Shareholders and Related Party Transactions.”

Gross Profit

The following table sets forth our revenues, cost of revenues and margin by revenue type (amounts in thousands):

	Year Ended June 30,
	2004	2003	2002
Revenues:
License fees	$58,163	$56,414	$53,173
Maintenance fees (1)	27,625	21,409	17,523
Professional services fees (1)	16,999	14,374	11,957

Total revenues	$102,787	$92,197	$82,653

Cost of revenues:
License fees	$(1,062)	$(918)	$(1,163)
Maintenance fees (1)	(3,510)	(3,509)	(3,198)
Professional services fees (1)	(14,052)	(11,444)	(9,587)

Total cost of revenues	$(18,624)	$(15,871)	$(13,948)

Margin:
License fees	98%	98%	98%
Maintenance fees (1)	87%	84%	82%
Professional services fees (1)	17%	20%	20%

Gross Margin	82%	83%	83%

(1)	Maintenance and professional services fees are aggregated in the same line “services” in our Income Statement.

License Fees.    Our revenues from license fees increased to $58.2 million in FY 2004 from $56.4 million in FY 2003 and from $53.2 million in FY 2002, representing increases of 3% and 6%, respectively. With an increasing demand from most industry sectors except from the telecommunication sector, Rules revenues only increased by 4% in FY 2004 over FY 2003. The Optimization revenues increased by 4% in FY 2004 over FY 2003, despite the generally weak business conditions experienced on the supply chain management sector while Visualization revenues stabilized with 1% increase in FY 2004 over FY 2003. The revenue mix between the three product lines remained level in FY 2004 as compared to FY 2003, the Rules product line being 40% of our total license revenues, the Optimization 35% and the Visualization product line 25% for both FY 2004 and FY 2003. Our FY 2003 license revenue increase over FY 2002 reflected the success of the Rules product in the market place while Optimization and Visualization revenues eased due to business conditions experienced in the supply chain management and the telecommunication markets. Our margin for license fees has remained at 98% since FY 2002. Our cost of license fees, consisting primarily of royalties to third parties, documentation, packaging and freight expenses, increased to $1.1 million in FY 2004 from $0.9 million in FY 2003 and as compared to $1.2 million in FY 2002, representing 2% of revenues from license fees for each of the past three years. In FY 2003, the reduction of the cost of licenses is mainly attributable to the retroactive benefit of the Company renegotiating certain royalty arrangements. In the event we significantly increase the incorporation of third-party technology in our products, the payment of royalties may have the effect of lowering gross margins.

Maintenance Fees.    Maintenance services are typically available at an annual fee of 15% of the software price paid. Payments related to maintenance contracts are generally received in advance with revenues deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Our revenues from maintenance increased to $27.6 million in FY 2004, from $21.4 million in FY 2003, and from $17.5 million in FY 2002. This represented increases of 29% and 22%, over the respective prior years. Our continued maintenance revenue growth over the last two years is the result of our growing installed base of ILOG licensees, the strengthening of the euro and our improvement of the maintenance renewal process driven by our sales administration department. Maintenance revenues for the years ended June 30, 2004, 2003 and 2002 constituted 27%, 23% and 21% of total revenues, respectively. Our maintenance margin increased to 87% in FY 2004, from 84% in FY 2003 and 82% in FY 2002, reflecting the maintenance revenue growth while cost of maintenance remained level.

Professional Services Fees.    Our revenues from professional services consist of consulting and training. Professional services are billed on either a time and materials basis or a fixed price basis. Our revenues from professional services increased to $17.0 million in FY 2004, from $14.4 million in FY 2003, and from $12.0 million in FY 2002. This represented increases of 18% and 20%, over the respective prior years. Our professional services revenue growth in FY 2004 is derived from important growth in Europe and in the U.S. partly offset by a major decrease in Asia where we are facing weak business conditions. In FY 2003 the growth was mainly driven by the U.S. with a more than 50% growth while we encountered weak activity in Europe. Professional services revenues for the years ended June 30, 2004, 2003 and 2002 constituted 16%, 16% and 15% of total revenues, respectively. Our cost of professional services, consisting primarily of employee-related expenses, increased to $14.1 million in FY 2004 from $11.4 million in FY 2003 and $9.6 million in FY 2002, reflecting the resources needed to support the increase in professional services revenue. The need for consulting and training services by our customers to facilitate their adoption of our products and our ability to satisfy the demand for such services frequently has a direct impact on our ability to generate license fees. Our professional services margin decreased to 17% in FY 2004, from 20% in both FY 2003 and FY 2002, mainly reflecting the lack of professional services revenues in Asia due to weak business conditions.

Operating Expenses

Marketing and Selling.    Our marketing and selling expenses consist primarily of salaries and other payroll related expenses, incentive compensation, promotional marketing activities, customer pre-sales, technical support and overhead costs relating to occupancy. Our marketing and selling expenses increased to $48.8 million in FY 2004, from $46.4 million in FY 2003 and from $44.6 million in FY 2002, representing 47%, 50% and 54% of total revenues, respectively. The decrease of our marketing and selling expenses as a percentage of total revenues in FY 2004 over FY 2003 benefited from the 11% total revenue increase while marketing and selling expenses only increased by 5%, or by 1% when expressed at fiscal 2003 constant currency rates, reflecting budget restrictions imposed by ILOG management which resulted in a headcount reduction and other savings. The decrease of our marketing and selling expenses as a percentage of total revenues in FY 2003 over FY 2002 was attributable to staffing decreases in Europe and a reduction in travel costs offsetting some increase in the U.S. From June 30, 2002 to June 30, 2004 our marketing and selling headcount decreased from 270 to 250.

Research and Development.    Our research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union in the form of grants, to reduce our cost of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken, the related expenses are incurred and the funding has been committed by the public institutions.

The following table sets forth our research and development expenses and the amounts of government funding for FY 2004, FY 2003 and FY 2002:

	Year Ended June 30,
	2004	2003	2002
	(In thousands)
Gross research and development expenses	$23,291	$19,483	$16,046
Less government funding	(509)	(622)	(757)

Research and development expenses, net of funding	$22,782	$18,861	$15,289

Our research and development expenses, net of government funding, increased to $22.8 million in FY 2004 from $18.9 million in FY 2003 and from $15.3 million in FY 2002, representing 22%, 20% and 18% of total revenues, respectively. The 21% increase in our research and development expenses, in FY 2004 over FY 2003, is primarily attributable to the strengthening of the euro against the U.S. dollar for approximately half of the growth and the increase of engineers working in research and development. The 23% increase in FY 2003 over FY 2002 was also primarily attributable to the strengthening of the euro against the U.S. dollar and lower government funding. From June 30, 2002 to June 30, 2004 our research and development headcount increased from 142 to 163 employees. We have not capitalized any software development costs, except certain products under development which are purchased from third parties. In FY 2004 software purchased from third parties was not material. Research and development costs are generally expensed as incurred. See “—Research and Development.”

General and Administrative.    Our general and administrative expenses consist primarily of personnel and related overhead costs for finance, legal and general management. General and administrative expenses increased to $10.7 million in FY 2004, from $8.8 million in FY 2003 and from $7.9 million in FY 2002, representing 10% of total revenues on all three years. The 22% increase in general and administrative expenses in FY 2004 over FY 2003 is primarily due to the strengthening of the euro against the U.S. dollar combined with some staffing increases, as well as was the 11% increase in FY 2003 over FY 2002. From June 30, 2002 to June 30, 2004, the number of our employees engaged in general and administrative functions increased from 73 to 86 employees.

Net Interest Income and Other

Net interest income and other includes foreign exchange gains and losses, net interest income and other impairment charge. Net interest income and other totaled $0.9 million, $0.6 million and $0.7 million, in FY 2004, FY 2003 and FY 2002, respectively. Other charges recorded include the impairment charge of investment in Temposoft for an amount of $0.2 million, see Note 12 of the Consolidated Financial Statements.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), “Accounting for Income Taxes.”

Our income tax expense in FY 2004, FY 2003 and FY 2002 was $1.1 million, $1.4 million and $0.8 million, respectively, reflecting tax charges in certain European and Asian sales subsidiaries that have been profitable in those years, as well as withholding taxes incurred in Asia.

At June 30, 2004, we had net operating loss carryforwards from various tax jurisdictions of approximately $94.9 million, of which $39.0 million and $2.9 million were in France and the U.K., respectively, with no expiration date and $53.0 million were in the U.S. (Federal and State of California) expiring between 2006 and 2023 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period. We also have net operating loss carryforwards in the amount of $13.0 million in states other than California.

As of June 30, 2004, a valuation allowance of $33.9 million was provided against total deferred tax assets of $34.0 million, which consists primarily of the tax benefit of net operating loss carryforwards. See Note 9 to Consolidated Financial Statements.

Currency Fluctuations

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, our financial reporting currency for our communication on the NASDAQ National Market. A significant portion of our revenues and expenses are denominated in euros, and the remainder in U.S. dollars and other currencies. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also, currency rate movements on non-U.S. dollar denominated trade receivables and payables, including intercompany accounts, result in the reporting of unrealized exchange gains or losses in our income statement. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results.

Under our accounting policy for foreign currency translation, our results and the results of each of our subsidiaries are measured in the currency in which the entity primarily conducts its business (the functional currency). The functional currencies of ILOG and our subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at the respective monthly average exchange rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income (loss). Our net foreign currency transaction exchange gain for FY 2004 was $0.5 million, as compared to a net exchange loss of $0.1 million for FY 2003 and a gain of $0.2 million for FY 2002. These amounts represent both realized and unrealized gains or losses from transactions or balance sheet items. See Note 1 to the Consolidated Financial Statements.

B.    Liquidity and Capital Resources

Over the last three years, we have financed our operations and investments in property and capital equipment through cash from operations and the issuance of equity securities to employees under our stock option and stock purchase plans.

As of June 30, 2004 and 2003, we had cash and cash equivalents of $52.2 million and $39.9 million, respectively, and net working capital of $44.6 million and $36.2 million, respectively. Cash and cash equivalents are held principally in euros. The net cash increase of $12.3 million in FY 2004 was primarily due to cash flows from operations of $8.2 million, a stronger euro providing $2.6 million, and $3.7 million received for shares issued in connection with employee stock option and stock purchase plans, less cash used for investing activities of $1.5 million.

Our operating activities provided cash flows of $8.2 million, $6.3 million and $9.7 million in FY 2004, FY 2003 and FY 2002, respectively, of which: $1.7 million, $1.4 million and $0.8 million was provided by net income; $4.0 million, $3.6 million and $3.2 million by depreciation, amortization and impairment; and working capital changes provided $2.5 million, $1.3 million and $5.7 million in FY 2004, FY 2003, FY 2002, respectively.

Our investing activities have consisted primarily of expenditure on fixed assets, which totaled $1.5 million, $1.8 million and $2.2 million in FY 2004, FY 2003 and FY 2002, respectively. Our capital expenditure in FY 2005 is expected to approximate $3.0 million. Despite the expected increase in capital expenditure in FY 2005 as compared to FY 2004, the impact on our income statement is not expected to be significant since our CRM investment will be fully depreciated by the end of July 2004. As of June 30, 2004 fixed assets were located in the United States, France, other European countries and Asia with net book values of $0.8 million, $3.1 million, $0.4 million and $0.4 million, respectively. Our fixed assets are generally unencumbered.

Our net financing activities provided $3.1 million in FY 2004, $0.4 million in FY 2003, and used $0.3 million in FY 2002. Out of this net amount, $3.7 million, $1.0 million and $3.3 million were provided from the issuance of shares under employee stock option and stock purchase plans, and $0.6 million in FY 2004 and FY 2003, and $3.6 million in FY 2002, were used to repay loans and capitalized lease obligations.

Our accounts receivable, net of the allowance for doubtful accounts, slightly increased to $23.5 million as of June 30, 2004 from $23.3 million as of June 30, 2003 due to increased deferred revenue billings combined with a continued focus on collection. Thus, account receivables as of June 30, 2004 reached 82 days sales outstanding. Our allowance for doubtful accounts was $0.6 million as of June 30, 2004 and $0.7 million as of June 30, 2003 due to the continued efforts to maintain the quality of accounts receivables with a continued focus on credit control.

Since FY 2003, we had a line of credit with a U.S. bank secured on our U.S. accounts receivable that allowed for a maximum borrowing of $3.0 million, subject to certain covenants. This line of credit was not utilized as of June 30, 2003, and was cancelled in May 2004 following a determination by the Company that it was not needed. For a tabular presentation for certain of our contractual payment obligations, see “—Contractual Obligations”.

We believe we currently have sufficient working capital to meet our current requirements.

C.    Research and Development

We have committed, and expect to continue to commit in the future, substantial resources to research and development. During FY 2004, FY 2003 and FY 2002, our net research and development expenses were $22.8 million, $18.9 million, and $15.3 million. Our gross research and development expenses before the offset of funding provided by the European Union and agencies of the French government were $23.3 million, $19.5 million and $16.0 million in FY 2004, FY 2003 and FY 2002 respectively.

Since we were founded, we have maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, which tend to focus on tight math oriented code. This ILOG culture has arisen from seventeen years of day-to-day development, algorithmic optimization and object oriented design. Our engineers work with customers to ensure that their problems are solved efficiently. Our engineers also interact closely with the scientific and academic communities, which we believe is the best way to obtain and maintain high performance algorithms.

D.    Trend Information

For FY 2005 we depend on a gradual improvement in the economic conditions and the investment climate especially in Europe. With a growing installed based, a proven and recognized portfolio of technologies, and a leading position in the areas of software components, optimization and business rules management, we believe that we are well positioned to take advantage of the potential economic recovery.

Our business rules products grew by 4% in FY 2004 after a FY 2003 increase of 58% and now comprise approximately 40% of our revenues. A benefit unique to our BRMS products is that they create software architectures by allowing portions of software code, the business rules or business logic, to be maintained by business users instead of software professionals. We believe that by implementing ILOG BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions. We are targeting to meet the demand for business rule technology as a key enabler of agility and business process automation across the enterprise.

Revenues from ISVs increased by 6% in FY 2004 as compared to FY 2003, representing 31% of our revenues as compared to 33% in FY 2003. As of June 30, 2004, we had entered into agreements with 420 ISV partners. We expect to further leverage our close relationships with some of these ISVs by creating co-marketing and co-selling opportunities for our BRMS products. In addition, we have in FY 2004 strengthened co-selling relationships with both BEA and FileNet, respected leaders in their fields.

Operating expenses increased by 11% in FY 2004 mainly due to the stronger euro impacting more than half of the Company’s expenses, which are denominated in this currency. In constant currency terms, FY 2004 operating expenses only increased by 3% in FY 2004 over FY 2003. Since FY 2003, in view of general economic and business conditions, we have limited employee recruitment and thus, expense growth. This is expected to continue until signs of business strength re-emerge. In the first quarter of FY 2004 the euro was higher than the FY 2003 average rate; this may have a negative impact on our earnings per share, when expressed in U.S. dollars, due to higher expenses partially offset by higher revenues, when expressed in U.S. dollars, given that approximately 52% of our expenses and 33% of our revenues are incurred in euros.

E.    Off-balance Sheet Arrangements

See “Contractual Obligations” below. See also “Item 11, Quantitative and Qualitative Disclosures About Market Risk.”

F.    Contractual Obligations

The following table sets forth contracted payment obligations for the fiscal years indicated (in thousands):

	See note to Consolidated Financial Statements	Total	June 30,
			2005	2006-2007	2008-2009	2010-2011
Contracted obligations:
Operating leases	10	$13,785	$3,911	$6,491	$2,330	$1,053
Capitalized leases	5	799	480	319	—	—
Foreign currency forward and option contracts	3	4,092	4,092	—	—	—

The Company has not granted any guarantees, nor pledged any of its assets.

The Company provides retirement benefits under the French defined benefit plan which is not funded, see also Note 6. No significant payment is expected over the next five years.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

In accordance with French law governing a société anonyme (corporation), ILOG’s affairs are managed by our Board of Directors and by our Chairman and Chief Executive Officer, who has full executive authority to manage our business. The Chairman and Chief Executive Officer, under French law, has the broadest powers to act on behalf of ILOG and to represent us in dealings with third parties, subject only to those powers expressly reserved by law and the Articles of Incorporation and By-laws (the “statuts”) to the Board of Directors or general shareholders meetings. The Chairman and Chief Executive Officer is in charge of implementing the goals, strategies and budgets of ILOG, which are determined by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. The French law n°2001-420 of May 15, 2001 (the Law of May 15, 2001), gives to the Board of Directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons (the Chairman of the Board and another natural person bearing the title of Chief Executive Officer, or “Directeur Général”). We adopted a resolution to amend our statuts to this effect at the general shareholders’ meeting held on December 18, 2001 and at its meeting held on the same day the Board of Directors opted for the plurality of offices and appointed Mr. Pierre Haren as Chairman and Chief Executive Officer. Our statuts provide that the Board of Directors cannot change its decision to cumulate or to split these duties in the three year period following this decision. Pursuant to French law and our statuts, the Board of Directors can appoint up to five Directeurs Généraux Délégués (“Deputy Chief Executive Officers”), whose powers and responsibilities are determined by the Board together with the Chief Executive Officer, and who have broad powers to represent and bind us in dealings with third parties. The Directeur Général Délégué may be held individually responsible for his/her actions if they are deemed contrary to our interests. Pursuant to the Law of May 15, 2001, if the function of Chairman and Chief Executive Officer is split between two different persons, the right to propose to the Board the appointment of one or several Deputy Chief Executive Officers belongs to the Chief Executive Officer. On January 20, 2003, the Board of Directors approved Bounthara Ing as a Directeur Général Délégué or Deputy Chief Executive Officer.

The following table sets forth the names, ages and positions of the Directors and executive officers of ILOG as of August 31, 2004:

Name	Age	Position with the Company
Pierre Haren	51	Chairman and Chief Executive Officer
Bounthara Ing	41	Chief Operating Officer and Deputy Chief Executive Officer
Jean-François Abramatic	55	Chief Product Officer and President, Technical Advisory Board
Jérôme Arnaud	37	Chief Financial Officer
Christian Deutsch	59	Chief Quality Officer
Michel Alard	50	Director
Marie-Claude Bernal	57	Director
Pascal Brandys	45	Director
Marc Fourrier	50	Director
Richard Liebhaber	69	Director
Todd Lowe	48	Director
Thomas Weatherford	58	Director

For the purposes of this Annual Report on Form 20-F, “executive officers” means the Chief Executive Officer, the Deputy Chief Executive Officer, the Chief Product Officer, the Chief Financial Officer and the Chief Quality Officer. Where French law is applicable, the executive officers are not entitled, except for the Chief Executive Officer and the Deputy Chief Executive Officer, to represent the Company toward third party transactions. The Chief Executive Officer and the Deputy Chief Executive Officer may however delegate some of their powers to other individuals and notably to other executive officers of the Company.

Pierre Haren is one of our founders and was our Managing Director from 1987 to December 1995, when he was appointed Chairman and Chief Executive Officer of the Company. Prior to founding ILOG, Dr. Haren spent four years in charge of the SMECI Expert System Shell Project with the Institut National de Recherche en Informatique et en Automatique (“INRIA”) following a three-year term directing the research department of the French Ministry of the Sea. He is also a Director of IPSOS S.A., Ecole Nationale des Ponts et Chaussées, Fondation de l’Ecole Polytechnique and MiddleNext (an association of mid-cap companies listed on Euronext Paris); he is a scientific advisor to the President of INRIA, a member of the French Académie des Technologies, a member of the International Council of the Belfer Center of the Kennedy School of Government at Harvard University and a member of the MIT Corporation Visiting Committee for the Department of Civil and Environmental Engineering. Dr. Haren received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussées in 1978. He received his M.S. from Massachusetts Institute of Technology (“MIT”) in 1978 and Ph.D. from MIT in Civil Engineering in 1980. Dr. Haren’s term on the Board of Directors expires in 2005.

Bounthara Ing has served as our Chief Operating Officer since April 2002, and as our Deputy Chief Executive Officer since January 2003. He was our Vice President and General Manager, Industry Solutions Division from July 1999 to April 2002, and has been President of ILOG Ltd. (Japan) since September 1997, and Managing Director of ILOG (Pte.) Ltd. (Singapore) since January 1994. He joined us in 1988 as a software developer and in 1992, became the Director of Graphic Development. Previously, Mr. Ing was a software engineer at Compagnie Générale d’Informatique in Paris, France, and at European Computer Research Center in Munich, Germany. Mr. Ing received an Engineering degree from Ecole Centrale de Paris in 1986.

Jean-François Abramatic has served as our Chief Product Officer since February 2003 and since July 2003 as President of the Technical Advisory Board. From July 2000 to February 2003 he was our Senior Vice President, Research and Development. He was a Director of ILOG S.A. from December 1994 to July 2000. From September 1996 to December 2001, Dr. Abramatic was the Chairman of the International World Wide Web Consortium and from September 1996 to September 1997 he was an Associate Director of the MIT Laboratory of Computer Science. Dr. Abramatic has been appointed as a member of the Advisory Board of the World Wide Web Consortium on July 1, 2004. From September 1997 to July 2000, Dr. Abramatic was INRIA’s Director of Development and Industrial Relations and from 1992 to September 1997 its Director of Development. Dr. Abramatic received an Engineering degree from Ecole des Mines, Nancy in 1971 and a Ph.D. from the University of Paris VI in 1980.

Jérôme Arnaud succeeded Roger Friedberger as our Chief Financial Officer in January 2004. He was previously ILOG’s Group Controller since 2000. He served as Audit Manager then Senior Manager at Price Waterhouse in Lyon, Paris and New York from 1990 to 1999. He then served as Director of the Financial reporting at Ansaldo Signal NV until joining ILOG. Mr. Arnaud graduated from Ecole Supérieure de Commerce de Lille in 1990.

Christian Deutsch has served as ILOG’s Chief Quality Officer since December 2003. During his five-year tenure at ILOG, Mr. Deutsch most recently held the position of vice president and general manager of European sales. Previously, he served as general manager of the former Value Chain Management business division. Before that, Mr. Deutsch was vice president of operations, director of strategic partnerships and program director for ILOG Professional Services. Prior to joining ILOG in 1998, Mr. Deutsch served as co-Chief Executive Officer of OPEFORM, an IT solutions company in the transportation industry. Mr. Deutsch also held the position of Chief Technology Officer at ERAAM, an IT services provider, which was later acquired by Lockheed Martin. From 1973 to 1983, Mr. Deutsch held the positions of researcher and professor of mathematics at Paris University. He was also a member of several professional societies, including IALA, UNIDO and IMO. Mr. Deutsch earned doctoral and master’s degrees in mathematics from the University of Paris in 1972.

Michel Alard has served as a Director since July 2000. Mr. Alard is Chairman of the Board of Directors of Wavecom S.A., which he co-founded in 1993. Previously from 1988 he was a project manager at Matra Communications. Mr. Alard received degrees from Ecole Polytechnique in 1976 and from the Ecole Nationale Supérieure des Télécommunications in 1978. Mr. Alard’s term on the Board of Directors expires in 2006.

Marie-Claude Bernal has served as a Director since December 2000. From 1979 until December 2000 she was a senior vice president, partner and international equity portfolio manager at Wellington Management Company in Boston. She is also Chairman of the Supervisory Board of Esker S.A. Ms. Bernal graduated from France’s Haut Enseignement Commercial pour les Jeunes Filles, with a major in finance and accounting in 1967 and received an M.B.A. from the University of Chicago in finance and computer science in 1971. Ms. Bernal’s term on the Board of Directors expires in 2005.

Pascal Brandys has served as a Director since September 1998. Mr. Brandys is the President of Biobank, a global life sciences investment company he co-founded in 2000. Previously Mr. Brandys was the Chairman of the Board of Directors and Chief Executive Officer of Genset S.A., which he co-founded in 1989. Mr. Brandys is a Director of Ceres Inc. and several private biotechnology companies. Mr. Brandys graduated from the Ecole Polytechnique in 1980, received an M.S. in Economic Systems from Stanford University in 1982 and an M.S. in Civil Engineering from the Ecole Nationale des Ponts et Chaussées in 1983. Mr. Brandys’s term on the Board of Directors expires in 2006.

Marc Fourrier has served as a Director since April 1987. Mr. Fourrier is President of Delphis, a holding company that specializes in the creation and development of innovating companies. From 1988 to June 1997, Mr. Fourrier was a principal of Cleversys S.A., a consulting firm which specialized in information technology. He is also a Director of Wavecom S.A. Mr. Fourrier received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussées in 1978, and an M.S. from MIT in 1978. Mr. Fourrier’s term on the Board of Directors expires in 2004 but will be extended to 2007, subject to ILOG shareholder approval at our Ordinary Shareholder’s Meeting to be held on November 30, 2004.

Richard Liebhaber has served as a Director since December 2000. From 1995 to 2000 he served on the board of Qwest Communications and from 1985 until 1995 he served as a board member and management committee member at MCI Communications. From 1954 through 1985 Mr. Liebhaber worked at IBM, where he served in a number of positions. He is also a Director of JDS Uniphase, ECI Telecommunications and Avici Systems. He graduated from New York University with a BSEE in 1954. Mr. Liebhaber’s term on the Board of Directors expires in 2006.

Todd Lowe has served as a Director since August 1997, and served as our Executive Vice President until April 2002. From 1988 until 1997 he was President of CPLEX Optimization, Inc., a company acquired by ILOG during 1997. Mr. Lowe is a principal in several privately held companies. He received a Chemical Engineering degree from the University of California. He is a registered professional engineer and formerly held various management positions with Shell Oil and Chemical Company. Mr. Lowe’s term on the Board of Directors expires in 2006. He is married to Janet Lowe, our Vice President, ILOG Special Projects.

Thomas Weatherford has served as a Director since December 2002. From August 1997 to December 2002 he was Executive Vice-President and Chief Financial Officer of Business Objects S.A. Previously from January 1996 to August 1997, he was Chief Financial Officer of NETCOM On-Line Communication Services, Inc., and from February 1994 to December 1995 he served as Chief Financial Officer of Logitech, Inc. He has also held senior financial positions at Texas Instruments, Schlumberger and Tandem Computers. He is also a Director of

Aspect Communications Corporation, Saba Software, Inc., Tesco Corporation and Synplicity, Inc. Mr. Weatherford received a Bachelor of Business Administration (BBA) from the University of Houston in 1970. Mr. Weatherford’s term on the Board of Directors expires in 2005.

Pursuant to French law, each of ILOG’s Directors, CEO and Deputy CEO shall not concurrently hold more than five director or executive officer mandates outside of ILOG in companies having their registered office on the French territory. However, this shall not apply to mandates in companies which are controlled (as defined in by article L.233-16 of the French Commercial Code) by the company of which that individual is a Director.

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

On December 16, 2003, each of the five non-ILOG employee TAB members was granted warrants to purchase 4,000 Shares each at an exercise price of 11.00 euros each. These warrants are to expire on December 15, 2008. In FY 2004, 4,000 warrants were exercised by Ben Shneiderman and 4,000 warrants were exercised by Gilles Kahn at 4.48 euros.

The following table sets forth the names, ages and positions held within or outside ILOG by the TAB members as of August 31, 2004:

Name	Age	Position
Jean-François Abramatic	55	President, Technical Advisory Board, and Chief Product Officer, ILOG
Patrick Albert	48	Technology Fellow, ILOG
Robert Bixby	59	Chief Science Officer, ILOG
Eugene Freuder	59	Professor, University College, Cork, Ireland
Martin Grötschel	56	Professor, Technische Universität Berlin
Gilles Kahn	58	President, INRIA
Ora Lassila	41	Research Fellow, Nokia Research Center
Ben Shneiderman	57	Professor, University of Maryland

Patrick Albert has served as Technology Fellow of the Company since September 2002, having been our Chief Technology Officer from July 1996 to September 2002 and having previously held the position of Vice President of Research and Development since 1990. Mr. Albert was head of the Expert System Shell Department of Groupe Bull prior to joining the Company in 1987. Mr. Albert received a Master of Science degree in Information Technology from the University of Paris VII in 1982.

Robert Bixby has served as our Chief Science Officer since December 2002 and was President of the TAB from December 2000 to July 2003. From August 1997 to December 2002 he served as Technology Fellow. Dr. Bixby co-founded in 1988 CPLEX Optimization, Inc., which was acquired by ILOG in 1997. He served on ILOG’s Board of Directors from 1997 to 2000. He is a Research Professor at the Department of Computational and Applied Mathematics of Rice University and Noah Harding Professor Emeritus. Dr. Bixby earned a BS from the University of California-Berkeley and a Ph.D. from Cornell University. He has held academic positions at Cornell, the University of Kentucky, the University of Wisconsin-Madison, Northwestern University, the Institut for Operations Research-Bonn, the Institute for Mathematics of the Universität Augsburg, the Konrad-Zuse-Zentrum für Informationstechnik and the Technische Universität Berlin. Dr. Bixby is chairman of the Mathematical Programming Society and is a member of the National Academy of Engineering.

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

Gilles Kahn has served as President of INRIA since May 2004. He was previously Vice President for Science at INRIA. Dr. Kahn graduated from the Ecole Polytechnique. He is or has been a member of various scientific advisory boards, including IRISA, IMAG, LABRI, LRI, Ecole Normale Supérieure (ENS), LIX, CERMICS, Greco Calcul Formel, UNU-IIST, CWI Amsterdam, the Franco-Chinese Computer Science Laboratory, the Cambridge Microsoft Research Center and LORIA. Dr. Kahn is a member of the French Academy of Sciences, and of the Academia Europaea.

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

B.    Compensation

The aggregate amount of compensation comprising of salary, commissions, bonus and benefits, exclusive of stock option grants and gains, of all our executive officers as a group (five persons) paid or accrued for services in all capacities for the year ended June 30, 2004, was approximately $1.3 million, of which Dr. Haren received $278,000 and Mr. Ing received $318,000.

In consideration for their services on the Board, Directors are entitled to receive jetons de présence (“directors’ fees”). In accordance with French law, the total annual amount of jetons de présence is fixed by the general shareholders’ meeting. The Board of Directors then has full and discretionary authority to decide the allocation of the Directors’ fees authorized by the shareholders among its members, depending on the Directors’ participation in the meetings of the Board of Directors and the Board’s Committees, of which they are members. In addition, remuneration may be granted to Directors on a case-by-case basis for special assignments. A Director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The Board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by Directors in the corporate interest. The Chairman and/or Chief Executive Officer are entitled to receive remuneration in addition to the jetons de présence granted by the general shareholders’ meeting. The Board of Directors determines this additional remuneration and in this case, the Chairman and/or Chief Executive Officer can vote on a resolution concerning his or her remuneration. For FY 2004 the shareholders authorized up to €300,000 in aggregate directors’ fees. Directors’ compensation, exclusive of capital gains for FY 2004 was as follows:

	Fees	Warrants Granted
		Number of Underlying Shares	Exercise Price per Share	Expiration
Michel Alard	€24,000	8,000	€11.00	December 15, 2008
Marie-Claude Bernal	€47,000	8,000	€11.00	December 15, 2008
Pascal Brandys	€16,000	8,000	€11.00	December 15, 2008
Marc Fourrier	€32,000	8,000	€11.00	December 15, 2008
Richard Liebhaber	€35,000	8,000	€11.00	December 15, 2008
Todd Lowe	€28,000	8,000	€11.00	December 15, 2008
Thomas Weatherford	€31,000	8,000	€11.00	December 15, 2008

	€213,000	56,000

In FY 2004, 4,000 warrants were exercised at 7.75 euros per share by Atlas Venture Advisors, who was represented at the ILOG Board of Directors by Mr. Philippe Claude from February 1995 to December 2000.

Under French law, we cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Deputy Chief Executive Officers) who are not employees. 15,000 stock options each were granted under our 1998 and 2001 Stock Option Plans in FY 2004 to our executive officers, Jean-François Abramatic, Jérôme Arnaud and Bounthara Ing at an exercise price per share of €10.78. Such stock options expire December 15, 2013. No stock options were exercised under our Stock Option Plans by executive officers in FY 2004.

For additional information relating to warrants granted to ILOG’s Directors in FY 2004 see “—Share Ownership”.

C.    Board Practices

Under French law, the Board of Directors sets the guidelines of the Company’s activity and supervises their implementation. Within the limits set out by our statuts, and the powers expressly granted by French law to the general shareholders’ meetings, the Board of Directors may make any decision with respect to the business of the Company. In addition, the Board of Directors is responsible, among other things, for presenting the year-end accounts of ILOG to the shareholders and convening shareholders’ meetings. In addition, the Board of Directors reviews and monitors our economic, financial and technical strategies. French law provides that the Board of Directors be composed of no fewer than three and no more than 18 members. The actual number of Directors must be within such limits as are provided for in the statuts. The number of members of the Board may be increased only by decision of the shareholders by a simple majority vote. Our Board of Directors currently consists of eight members. Each Director must be an ILOG shareholder (art L. 225-25 of the Commercial Code). Under French law, a Director may be an individual or a corporation, in which latter case, the corporation must appoint a “représentant légal”, but the Chief Executive Officer and the Chairman must be individuals. The Chief Executive Officer is not required to be a member of the Board of Directors if the functions of Chairman and Chief Executive Officer are separated. The Deputy Chief Executive Officer is also not required to be member of the Board. A Director does not need to be a French national. Each Director is elected for a three year term. There is no limitation, other than applicable age limits, on the number of terms that a Director may serve. Directors are appointed by the shareholders at an Ordinary Shareholders Meeting and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders at an Ordinary Shareholders Meeting. The Chief Executive Officer may be removed by the Board of Directors at any time, and any Deputy Chief Executive Officer at any time upon the proposal of the Chief Executive Officer. However, under the French law of May 15, 2001, if either is removed by the Board of Directors without cause, they may obtain damages. Vacancies, which exist in the Board of Directors may be filled by the Board of

Directors, pending ratification at the next Ordinary Shareholders’ Meeting. However, if the number of Directors falls below the legal minimum of three, the remaining Directors must immediately call an Ordinary Shareholders Meeting to elect a sufficient number of Directors to reach the legal minimum.

Meetings of the Board of Directors, which are held as often as needed, are normally convened and presided over by the Chairman of the Board, who is elected by the Board of Directors. According to French law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene a meeting of the Board of Directors regarding matters listed on the agenda. The Board of Directors met nine times in FY 2004 and the attendance rate averaged 96%. At the beginning of the fiscal year, the Chairman establishes another preliminary schedule of agenda subjects to be discussed during the year. Each Director is free to suggest the inclusion of items on the agenda. Each Director may raise at any Board meeting matters that are not on the agenda for that meeting. According to the Company’s statuts, Directors who take part in a meeting of the Board by means of videoconference are deemed present, for purposes of calculating the quorum and the majority. A quorum consists of one-half of the members of the Board of Directors and decisions are generally taken by a vote of the majority of the members present, deemed to be present or represented by other members of the Board of Directors. The Chairman has the ability to cast a deciding vote in the event of a tie vote. A Director may give a proxy to another Director but a Director cannot represent more than one other Director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. As required under French law, a work-committee has been formed. Two representatives from our employees are entitled to be present at meetings of the Board of Directors, but do not have any voting rights.

Directors are required to comply with applicable law and ILOG’s statuts. Under French law, Directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of our statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other Directors. A Chief Executive Officer or Deputy Chief Executive Officer may be held individually responsible for his or her actions if they are deemed contrary to our interests.

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

We have entered into an agreement with each of our Directors, our Chairman and Chief Executive Officer, our Deputy Chief Executive Officer, our Chief Product Officer, our Chief Financial Officer, our Chief Quality Officer and our Management Team to contract for and maintain liability insurance against liabilities which may be incurred by such persons in their respective capacities, including liabilities which may be incurred under the U.S. federal and state securities laws, subject to certain limitations. We believe that entering into such agreements and maintaining appropriate liability insurance for our Directors and officers will assist us in attracting and retaining qualified individuals to serve as Directors and officers. There are no services contracts with Directors providing for benefits upon termination of employment.

Under the Commercial Code and our statuts, any transaction we enter into (either directly or indirectly or through an intermediary) in which a member of our Board of Directors, or our Chief Executive Officer or our Deputy Chief Executive Officer, or one of our shareholders holding more than 10% of the voting rights (or, if it is a company, the company controlling it) has a direct or indirect interest and that is not in the ordinary course of business and/or is not at arm’s-length is subject to the prior consent of our Board of Directors. The same applies for transactions between the company and another company, whenever one of our directors or our Chief Executive Officer is the owner, a partner with unlimited liability, a manager, director, Chief Executive Officer or Deputy Chief Executive Officer, member of the management board (“directoire”) or supervisory board (“conseil de surveillance”) of such company subject matter or their financial impact, they are significant for neither party. Furthermore, the types and the purposes of these transactions must be communicated by the chairman to the Board of Directors and to the statutory auditors. The interested director is not taken into account for the quorum calculation and his or her vote is not taken into consideration for the calculation of whether the transaction has been approved by the Board of Directors. Any such transaction concluded without the prior consent of our Board of Directors can be deemed to be null and void if it causes prejudice to the Company. The related director, or Chief Executive Officer, can be held liable on this basis. Our statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a special report to be submitted to our shareholders for approval at their next annual meeting. In the event the transaction is not ratified by our shareholders at a shareholders’ meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested director or Chief Executive Officer, as the case may be, and, in some circumstances, the other members of the Board of Directors, liable for any damages we may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its Board of Directors who is a natural person and/or its managing directors, Chief Executive Officer or Deputy Chief Executive Officer, if any, are prohibited under French commercial law. Such prohibition also applies to natural persons representing a company acting as a Board member. See Note 12 “Related Party Transactions” of the Consolidated Financial Statements.

Board’s Charter and Corporate Governance Guidelines

French law does not contain any independence requirement for the members of the Board of Directors of a French company and the functions of Chairman and Chief Executive Officer are frequently performed by the same person. The Corporate Governance Report of Listed Corporation released by AFEP and MEDEF, two French business confederations, on October 2003 recommends, however, that at least half of the members of the Board be independent in companies that have a dispersed ownership structure and no controlling shareholder. The report states that a Director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgment.” The report enumerates specific criteria for determining independence, which are on the whole consistent with the standards of the New York Stock Exchange and in any way less restrictive than the NASDAQ’s rules although the specific tests under two standards may vary on some points. Since the NASDAQ standards for independent Director status are generally more restrictive than the French standards, we have adopted the NASDAQ requirements for determining independence, and consider each of our Directors, other than Pierre Haren, our Chairman and Chief Executive Officer, and Todd Lowe, a former executive officer, as independent Directors. However, were we to follow the recommendations of the Corporate Governance Report, Marc Fourrier would not be considered independent as he has been a Director for more than 12 years.

Board Committees

A substantial portion of the analysis and work of the Board of Directors is done by standing Board Committees. Each Committee develops proposals, recommendations and opinions, as the case may be, within its respective field of competence, as prescribed in each Committee’s Charter. The Board currently has three committees: the Audit Committee composed of Marie-Claude Bernal, as Chairperson, Marc Fourrier and Thomas Weatherford as financial expert; a Compensation Committee, composed of Michel Alard and Richard Liebhaber, as Chairperson; and a Nominating and Corporate Governance Committee, composed of Marie-Claude Bernal, Richard Liebhaber and Todd Lowe, as Chairperson. Committee members are appointed by the full Board upon recommendation of the Nominating and Corporate Governance Committee, which considers the views of individual Directors.

Each Board Committee has its own Charter. The Charters set forth the purposes, goals and responsibilities of the Committees as well as qualifications for Committee membership, procedures for Committee member appointment and removal, Committee structure and operations and Committee reporting to the Board. The members of each Board Committee shall meet the other membership criteria specified in the respective Committees’ Charters.

The primary responsibility of the Audit Committee is to oversee our financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board of Directors. In accordance with its Charter, the Audit Committee primarily reviews with management and our independent registered public accounting firm, our internal accounting procedures and quarterly and annual financial statements and consults with and reviews the services provided by our independent registered public accounting firm. The Committee reviews the interim financial statements and disclosures, as well as earnings press releases. The Audit Committee must be composed of at least three directors. Each member of the Audit Committee shall be an independent member of the Board of Directors. Members of the Board of Directors shall be considered independent as long as they do not, other than in their capacity as members of the Board of Directors, the Audit Committee or any other Committee of the Company, accept any consulting, advisory, or other compensatory fee from the Company and are not an affiliated person of the Company or any of its subsidiaries, and otherwise meet the independence requirements of applicable French and U.S. stock exchange listing standards and other applicable laws and regulations. The Audit Committee shall provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others, relating to: the integrity of ILOG’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the independent registered public accounting firm’ qualifications and independence; our compliance with ethics policies and legal and regulatory requirements; the accuracy of our insider policy and the quality of our policy for investors’ communications. The Audit Committee is empowered to investigate any matters brought to its attention with full access to all books, records, facilities, and personnel of ILOG and the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties. In FY 2004, the Audit Committee met seven times and the attendance rate averaged 95%.

The Compensation Committee is charged, pursuant to its Charter, with (i) reviewing and recommending to the full Board of Directors the level of compensation, including salary, fees, retirement benefits, executive incentive plans and fringe benefits, of the Chief Executive Officer; (ii) reviewing and approving annually the general compensation policies applicable to the Company’s executive officers, including the relationship of the Company’s performance to executive compensation; (iii) reviewing and advising the Board of Directors concerning, and if deemed appropriate, retaining independent consultants regarding, national, regional and industry-wide compensation practices and trends in order to assess the adequacy and competitiveness within the high technology and software industries of the Company’s executive compensation programs; (iv) overseeing and recommending from time to time for adoption by the Board of Directors share option plans, share appreciation rights plans, pension and profit sharing plans, bonus plans, deferred compensation plans, warrant award plans for independent Directors and Technical Advisory Board plans, independent Director compensation plans and other similar programs; (v) overseeing and recommending to the Board of Directors the Company’s stock incentive and purchase plans as in effect and as adopted from time to time for adoption by the Company’s shareholders; (vi) performing such other functions and having such other powers as may be necessary or convenient to the efficient discharge of the foregoing; and (vii) reporting to the Board of Directors regarding the foregoing from time to time. In FY 2004, Mr. Haren’s and Mr. Abramatic’s fixed compensation were not increased. They did not receive any bonus as the achievement of their minimum objectives for the year, namely operating profit greater than $2.0 million and revenue growth greater than 5.35%, were not both reached. In FY 2004 , the Compensation Committee met three times and the attendance rate was 100%.

The Nominating and Corporate Governance Committee was established in October 2002 with the primary objectives, pursuant to its Charter, of (i) identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each next annual meeting of our stockholders; (ii) ensuring that the Audit, Compensation, Corporate Governance and Nominating, and any other future Committees of the Board shall have the benefit of an appropriate number of qualified and experienced independent directors; (iii) developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to us; (iv) monitoring significant developments in the law and practice of corporate governance; and (v) leading the Board and each committee thereof in its annual performance evaluation, including establishing criteria to be used in connection with such evaluation. The Nominating and Corporate Governance Committee must be composed of three or more members of the Board, each of whom shall satisfy the applicable independence requirements of the NASDAQ National Market, the United States Securities and Exchange Commission, the Nouveau Marché and other applicable regulatory requirements. Key decisions and actions of the Nominating and Corporate Governance Committee in FY 2004 included: (a) the review and approval of the Supplementary Code of Ethics and Business Conduct for Designated Executives required by the SEC; (b) the review and approval of an internal Code of Ethics applicable to the Board of Directors, officers and employees of ILOG; and (iii) a review and analysis of the Company’s trading window policy. In FY 2004, the Committee, reviewed as well the plans of the Company’s Chief Quality Officer and his first two projects: compliance with the Law n°2003-706 on financial security law of August 1, 2003 (the “Financial Security Law”), the Ordinance No. 2004-60 dated June 24, 2004 reforming the regime applicable to securities (the “Ordinance on Securities”) and Sarbanes-Oxley Act requirements and the Board Charter, which was approved in July 2004. In FY 2004, the Nominating and Corporate Governance Committee met four times and the attendance rate was 100%.

Internal Control Procedures

Under the Financial Security Law, issuers of publicly traded securities are subject to new disclosure requirements for corporate governance and internal control. The Chairman is required to report to shareholders annually, in a document appended to the Management Report issued by the Board of Directors, regarding the way in which the Board prepares and organizes its work, as well as on the internal control procedures implemented by the Company. For limited companies with a Board of Directors, the report must also specify whether the powers of the Chief Executive Officer have been restricted in any way.

One of the objectives of the internal control procedures control system is to prevent and control risks arising from the Company’s businesses and risks of error or fraud, in particular in areas of accounting and finance. As with every control system, it cannot provide an absolute guarantee that these risks are totally eliminated. See also Item 15.

Ethical Values and Principles of Conduct for the Group

The ethical values and principles of conduct for the Company are defined in two of the Company’s principal documents:

(1) ILOG Code of Business Conducts and Ethics

(2) Supplementary Code of Ethics and Business Conduct for Designated Executives

D.    Employees

The following chart indicates our total number of employees and the distribution of employees by function, as of August 31, 2004, and September 30, 2003 and 2002:

	2004	2003	2002
Sales and Marketing	253	258	257
Consulting and Customer Support	119	111	115
Research and Development	175	149	149
Finance and Administration	85	84	81

Total Employees	632	602	602

The following chart indicates the geographic distribution of our employees, as of August 31, 2004 and September 30, 2003 and 2002:

	2004	2003	2002
Europe	393	368	375
North America	177	175	169
Asia	62	59	58

Total Employees	632	602	602

Employee turnover in FY 2004 and FY 2003 was approximately 10%.

We have never experienced a strike and believe that our relationships with our employees are good. Our employees are generally employed on permanent basis. We do employ a few temporary workers during periods of transition, and we occasionally subcontract a small portion of our work to third parties.

Our employees are not represented by any unions; however, management is required under the French Labor Code to hold monthly meetings with a delegation of elected employee representatives to discuss, in particular, employment matters and the economic condition of the Company and to provide appropriate information and documents relating thereto. Monthly reports are published on the ILOG intranet. As required under the French Labor Code, two representatives of the employees are entitled to attend meetings of the Board of Directors, but do not have any voting rights.

A profit sharing plan (accord d’intéressement) is currently being devised by management and employee representatives. Payments under the plan will be determined in the same way management bonuses are currently calculated, i.e., on yearly targeted growth and operating profit. Management expects that the plan should be finalized and signed by the end of the 2004 calendar year.

E.    Share Ownership

The table below sets forth certain information with respect to the beneficial ownership of shares, options and/or warrants outstanding as of August 31, 2004 by our Directors and executive officers, where such beneficial ownership represents more than one percent:

		Options & Warrants		Options and Warrants Granted in FY 2004
Name	Shares	Number of Underlying Shares	Exercise Price(s) Euros	Number of Underlying Shares	Exercise Price Euros	Shares Beneficially Owned(1)	Percentage (1)
All as a group (12 people) (2)(3)	1,224,576	918,627	3.81 -51.50	101,000	10.45-10.78	2,032,265	11.5%
Marc Fourrier(4)	232,285	36,000	7.55 -39.21	8,000	10.45	268,285	1.5%
Pierre Haren(5)	304,748	220,000	3.81 -10.01	—	—	511,206	2.9%
Todd Lowe(6)	654,889	96,000	5.62 -10.45	8,000	10.45	746,827	4.2%

(1)	Number of Shares and percentage ownership are based on 17,684,147 Shares outstanding as of August 31, 2004. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F and includes voting or investment power or the right to receive the economic benefit with respect to such shares. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of August 31, 2004, are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(2)	Includes 232,000 warrants granted and outstanding to non-executive Directors, which expire five years from the date of grant as follows: 4,000 in September 2004, 12,000 in November 2005, 80,000 in January 2006, 40,000 in December 2006, 56,000 in June 2008 and 40,000 in December 2008.

(3)	Includes 606,627 options granted to executive officers under the plans described below and which expire ten years from the date of grant as follows: 418 in 2006, 20,000 in April 2007, 5,834 in July 2007, 150,000 in October 2007, 28,000 in August 2008, 1,375 in January 2009, 18,000 in October 2009, 110,000 in July 2010, 30,000 in November 2010, 133,000 in November 2011, 65,000 in May 2012 and 45,000 in December 2013.

(4)	Includes two shares held by Delphis, a corporation controlled by Mr. Fourrier and his family. The warrants expire as follows: 4,000 in September 2004, 4000 in November 2005, 4,000 in January 2006, 8,000 in December 2006, 8,000 in June 2008, and 8,000 in December 2008.

(5)	Includes 56,000 shares held in the name of Dr. Haren’s children. The options expire as follows: 20,000 in April 2007, 150,000 in October 2007 and 50,000 in November 2011.

(6)	Shares are held in the name of the Lowe Family Trust of which Mr. Lowe is a trustee. Includes 80,000 options held by Janet Lowe, which expire as follows: 50,000 in August 2007, 15,000 in October 2009, and 15,000 in November 2011 and 8,000 warrants expiring in June 2008, and 8,000 in December 2008.

We have various employee stock warrant, stock option and employee purchase plans currently in effect. Under French law, we cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Deputy Chief Executive Officers) who are not employees.

Warrants for Non-Executive Directors and TAB Members.    Pursuant to resolutions adopted on September 21, 1999, October 18, December 18, 2000, December 18, 2001, December 17, 2002 and December 16, 2003, the shareholders have authorized the Board to issue warrants to the non-executive Directors and TAB members for the purchase of ILOG Shares, of up to a total of 344,000 shares. On September 22, 1999, November 22, 2000, December 18, 2000, December 18, 2001, February 26, 2003, June 18, 2003 and December 16, 2003, warrants to purchase 20,000, 32,000, 80,000, 60,000, 20,000, 56,000 and 76,000 shares, respectively, were granted to 10 non-executive Directors and five TAB members. Warrants representing 304,000 shares were outstanding as of August 31, 2004, as two directors did not accept their grants. The warrants may be exercised at prices between €4.48 and €39.21 per Share at any time until the fifth anniversary of the date of grant, when they lapse.

The following is a summary description of each of the Company’s stock plans.

The 1996 Stock Option Plan.    In 1994, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant, until November 23, 1999, options on up to 500,000 shares at a price to be determined by the Board of Directors on the date of grant based on ILOG’s net assets, a reasonable estimate of its future profitability and its future development prospects (the “1994 Plan”). In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for the granting of incentive stock options, we decided to adopt a new plan (the “1996 Plan”), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders at an extraordinary meeting on May 30, 1996, and on that date 600,000 Shares; on October 17, 1996, 200,000 Shares; on August 20, 1997, 1,600,000 Shares; on December 17, 1997, 500,000 Shares; and on August 31, 1998, 1,000,000 Shares, were added to the 1996 Plan with respect to which options could also be granted by the Board of Directors until November 23, 1999. Following the approval by shareholders at an extraordinary meeting of the 1998 Plan (see below) 1,000,000 shares authorized for the 1996 Plan were transferred to the 1998 Plan. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant of options and  1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. As of August 31, 2004, options with respect to an aggregate of 1,389,731 Shares were outstanding at exercise prices ranging from €3.35 to €13.54.

The 1998 Stock Option Plan.    On November 4, 1998, ILOG’s shareholders, at an extraordinary meeting, approved the 1998 Stock Option Plan, to succeed the 1996 Stock Option Plan, and at that time options representing 1,000,000 Shares previously authorized for the 1996 Plan were transferred to the 1998 Plan. In addition, on September 21, 1999, 900,000 Shares and on October 18, 2000, 1,250,000 Shares, were authorized with respect to which options may be granted by the Board of Directors. The 1998 Stock Option Plan is identical to the 1996 Stock Option Plan except that it expires in 2005. As of August 31, 2004, options with respect to an aggregate of 2,962,061 Shares were outstanding at exercise prices ranging from €2.92 to €51.50, and options to purchase or subscribe for up to 26,598 Shares remained available for future grants under the 1998 Plan.

The 2001 Stock Option Plan.    On September 25, 2001, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 1,100,000 Shares, to employees under the 2001 Stock Option Plan (the “2001 Plan”) which was approved by shareholders at an ordinary meeting on December 18, 2001. On December 18, 2001, the shareholders ratified and amended the 2001 Plan. Pursuant to the 2001 Plan, the issue price of the Shares will be equal to the closing price for a Share on the Nouveau Marché on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Nouveau Marché during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2001 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant and  1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. As of August 31, 2004, options with respect to an aggregate 1,061,909 Shares were outstanding at an exercise prices ranging from €8.66 to €10.78, and options to purchase or subscribe for up to 28,779 Shares remained available for grant under the 2001 Plan.

All options granted under the 1996, 1998 and 2001 Plans have a term of ten years, other than options granted to employees in the United Kingdom which have a term of seven years less one day. Generally, and unless otherwise specified, if an optionee terminates his or her employment with ILOG, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months, except for optionees who are French tax residents at the date of grant of the options who may exercise their options until the termination of the term of their options. Since the ILOG insider policy has been extended to all employees worldwide, this three-month period is extended by the number of weeks during which the terminated employee cannot exercise due to the blackout period. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person’s options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No option may be transferred by the optionee other than by will or the laws of intestacy.

In December 1996, the French parliament adopted a law that requires French companies and optionees to pay French social contributions and certain salary-based taxes, which may represent, for ILOG, up to 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary is a French resident subject to French social security at the date of grant of the stock options and disposes of the shares, or converts the shares into bearer form, before the fifth anniversary of the date of grant of the option. In addition, such difference is treated as salary income for personal income tax purposes if the shares are sold or otherwise disposed of within five years of the grant date. This applies to all options granted to French residents subject to French social security exercised after January 1, 1997. Thus, in order to benefit from the social contributions favorable regime, the Plans provide that the shares to be obtained by exercise of the options granted as of January 1, 1997 to French residents subject to French social security may not be disposed of or converted into bearer form until the end of the five-year holding period from the date of grant of the options. In addition, pursuant to a Law of July 2, 1998, both the beneficiary and ILOG are exempt from social contributions if the options were granted before January 1, 1997, are exercised after April 1, 1998 due to the fact that ILOG has not been registered for more than 15 years at the date of grant of such options. Under the Law of May 15, 2001, the five-year holding period is reduced to four years with respect to stock options granted on or after April 27, 2000. In addition, with respect to options exercised after January 1, 1995, an excessive discount, as determined by French law, is subject to French social contributions at the exercise date.

We have not recorded a liability for social contributions and certain salary-based taxes that may be assessed for options granted up to June 30, 2004, as the liability, being dependent on future values of our Shares and the timing of employees’ decisions to exercise options and sell the related Shares, cannot be estimated. We also do not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the Shares prior to the end of the minimum holding period, which conditions the eligibility under the favorable tax and social contribution regime.

International Employee Stock Purchase Plan.    In October 1996, ILOG’s shareholders approved our International Employee Stock Purchase Plan (the “Purchase Plan”) and renewed such approval in December 2003, which reserves a total of 400,000 Shares for issuance to the ILOG S.A. Employee Benefits Trust thereunder for a period of two years. The Purchase Plan permits eligible employees to acquire Shares in the form of ADSs through payroll deductions. The Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The Purchase Plan is implemented by consecutive offering periods. Each offering under the Purchase Plan will be for a period of six months (the “Offering Period”) commencing on February 1 and August 1 of each year. The Board of Directors has the power to set the beginning of any Offering Period and to change the duration of Offering Periods without shareholder approval, provided that the change is announced at least 15 days prior to the scheduled beginning of the first Offering Period to be affected. Eligible employees may select a rate of payroll deduction up to 10% of their compensation, up to an aggregate total payroll deduction not to exceed $21,250 in any calendar year. The issue price of these Shares is to be determined by the Board of Directors. As long as the Shares of the Company remain listed on the Nouveau Marché (or such other French regulated market on which the Shares are listed), the issue price of one Share is to be equal to eighty five percent (85%) of the closing price for such Share as quoted on the Nouveau Marché of Euronext Paris S.A. (or such other French regulated market on which the Shares are listed) on the first or last trading day of the offering period whichever is lower, as reported in La Tribune or such other source the Board of Directors deems reliable. The Board of Directors decided not to renew the Purchase Plan, which is valid until December 2005, and the last offering period will end in February 2005.

French Employee Savings Plan.    ILOG’s shareholders in December 2003 reserved a total of 600,000 Shares for issuance to ILOG employees participating in the French Employee Savings Plan the (“Savings Plan”) for a period of two years. The Savings Plan permits eligible employees to make contributions for purposes of purchasing units in investment funds managed for ILOG on behalf of the employees, or to acquire ILOG Shares. The Savings Plan is an Employee Savings Plan under Article L.443-1 et. seq. of the French Labor Code. The Savings Plan is funded by an annual contribution made on behalf of employees from a special employee profit-sharing reserve, by voluntary contributions made by employees, by discretionary supplemental contributions made by ILOG, and/or by the reinvestment of revenues and capital gains from investments in the Savings Plan prior to distribution. In accordance with the French Labor Code, voluntary contributions in any one calendar year for an eligible employee may not exceed 25% of such employee’s gross annual salary. The price for Shares will be determined by the Board on the basis of the fair market value of a Share by reference to the Share closing price in euros on the Nouveau Marché. However, in no case should the issue price exceed, the average of the Share price as quoted on the Nouveau Marché or be less than 85% of the average of the share closing price, during the twenty trading days preceding the decision of the Board called to set the opening date for subscription and as reported in La Tribune or such other source the Board deems reliable. Investments made on behalf of eligible employees may be distributed on the first day of the fourth month of the fifth fiscal year following the year in which investment fund units or ILOG Shares were purchased. The Board of Directors decided not to renew the savings plan and the last offering period will end in October 2004.

As of August 31, 2004, we had issued 119,278 and 1,563 Shares under the Purchase Plan and the Savings Plan, respectively, since ILOG’s shareholders’ approval in December 2003.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

The table below sets forth certain information with respect to the beneficial ownership of ILOG shares as of August 31, 2004 by any person known to us to be the owner of five percent or more of the outstanding Shares, of our Directors and executive officers, considered as one group, and French employees participating in our French employee pension plan:

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percentage Owned (1)
All Directors and executive officers as a group (12 persons)(2)	2,032,265	11.5%

INRIA	1,237,250	7.0%

French employees (3)	701,752	4.0%

(1)	Number of Shares and percentage ownership is based on: 17,684,147 shares outstanding as of August 31, 2004. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F and includes voting or investment power or the right to receive the economic benefit with respect to such shares. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of August 31, 2004 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(2)	Includes 918,627 issuable upon exercise of options and warrants to purchase shares which are exercisable within 60 days of August 31, 2004.

(3)	Represents the shares of ILOG held directly or indirectly by employees who are resident in France and held under our French employee stock purchase plan.

Robert Bixby’s beneficial ownership was 5.1% in FY 2003 and decreased below 5% in FY 2004. Over the last three years there have been no significant changes in the percentage ownership held by any other of the Company’s major shareholders. To the Company’s knowledge, it is not owned or controlled by another corporation or by any foreign government or any other natural or legal person.

None of the holders of Shares listed in this table have voting rights different from other holders of shares.

B.    Related Party Transactions

See Note 12 to the Consolidated Financial statements.

C.    Interests of Experts and Counsel

Not Applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this Annual Report on Form 20-F.

We are a party to legal proceedings from time to time. There is currently no such proceeding which we believe is likely to have, or recently has had, a material adverse effect on our financial situation, our business or results of operations. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which may arise in the future will not have a material adverse effect on our business. See Note 10 to the Consolidated Financial Statements for a complete description of pending legal proceedings.

We have not paid any cash dividends on our share capital to date. We currently anticipate that we will retain any future earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in euros and under French law and our statuts, may only be paid from pre-consolidated ILOG S.A. statutory retained earnings. As of June 30, 2004, ILOG S.A. pre-consolidated retained earnings was a deficit of approximately $36.8 million.

B.    Significant Changes

None.

Item 9.    The Offer and Listing

A.    Offer and Listing Details

Closing Sale Prices of ILOG ADSs and Shares

The following table sets forth the range of low and high reported closing sale prices of our ADSs (each ADS representing one Share) on the NASDAQ National Market for the fiscal years and periods indicated.

	In Dollars
	Low	High
1999 (1)	4.44	16.50
2000	5.00	104.50
2001	9.60	63.25
2002	5.00	17.15
2003	2.70	9.88
First Quarter	2.85	6.30
Second Quarter	2.70	7.67
Third Quarter	3.95	7.14
Fourth Quarter	4.09	9.88
2004	8.16	14.32
First Quarter	8.16	11.75
Second Quarter	10.27	14.32
Third Quarter	9.46	13.80
Fourth Quarter	10.42	12.94
Monthly
March 2004	9.46	11.95
April 2004	10.42	11.40
May 2004	10.47	11.35
June 2004	11.30	12.94
July 2004	10.33	12.83
August 2004	9.12	10.47

(1)	From December 1998.

On August 31, 2004, the last sale price for the ADSs as reported on the NASDAQ National Market was $9.90 per ADS.

The Depositary for ADSs is JPMorgan Chase Bank. Each ADS registered on the books of the Depositary corresponds to one Share. As of August 31, 2004, there were 39 record holders of American Depositary Receipts evidencing 4,298,299 ADSs.

In December 1998, the Shares were listed on the Nouveau Marché of Euronext Paris. The following table sets forth the range of high and low reported closing sale prices of the Shares on the Nouveau Marché for the fiscal years and periods indicated.

	In Euros
	Low	High
1999 (1)	4.40	12.65
2000	5.01	107.90
2001	11.49	72.60
2002	5.00	19.20
2003	2.75	8.40
First Quarter	2.80	6.25
Second Quarter	2.75	7.80
Third Quarter	3.50	6.78
Fourth Quarter	3.51	8.40
2004	7.15	12.60
First Quarter	7.15	10.68
Second Quarter	9.06	12.60
Third Quarter	7.89	10.95
Fourth Quarter	8.55	10.73
Monthly
March 2004	7.89	9.50
April 2004	8.55	9.80
May 2004	8.90	9.43
June 2004	9.30	10.73
July 2004	8.75	10.55
August 2004	7.50	8.80

(1)	From December 1998.

On August 31, 2004, the last sale price for the Shares as reported on the Nouveau Marché was €8.22 per Share.

B.    Plan of Distribution

Not Applicable.

C.    Markets

The ADSs are quoted on the NASDAQ National Market under the symbol “ILOG”. The Shares are also listed on the Nouveau Marché of Euronext Paris.

General

The Financial Security Law notably provided for the creation a single regulatory body, the Autorités de Marchés Financiers (the “AMF”), to control and supervise French financial markets. The AMF, an independent administrative authority, results from the merger of three former independent market watchdogs, namely the Commission des Opérations de Bourse (the “COB”), the Conseil des Marchés Financiers (the “CMF”) and the Conseil de Discipline de la Gestion Financière. The AMF is responsible in particular for the protection of investors, the dissemination of information of public by traded companies and the proper running of the securities markets. References in this Annual Report on Form 20-F to the AMF include its predecessors, the COB and the CMF.

On September 22, 2000, upon the successful completion of an exchange offer initiated by Euronext N.V., a Dutch holding company, the stock exchanges of Amsterdam, Brussels and Paris merged to form Euronext, the first cross-border exchange group in Europe. In July 2001, Euronext N.V. went public and listed its shares on the Premier Marché of Euronext Paris. In 2002, Euronext expanded with the acquisition of LIFFE (London International Financial Futures and Options Exchange – renamed Euronext.liffe) to create one of the world’s largest derivative exchange, and the acquisition of Bolsa de Valores de Lisboa e Porto (BVLP), the Portuguese exchange. Euronext N.V. operates several national regulated markets run through local subsidiaries such as Euronext Amsterdam N.V., Euronext Brussels S.A., Euronext Lisboa and Euronext Paris S.A. (“Euronext Paris”). Euronext however has created a single cash market by making all its listed stocks available on a single trading platform, NSC, cleared through a single system, Clearing 21, under a single set of market rules. However, for legal and regulatory reasons, securities issued by companies remain listed on local exchanges. As part of Euronext, Euronext Paris therefore retains responsibility for the admission of shares to listing as well as for setting up the rules and the regulation applicable to the markets it manages.

French securities traded on Euronext are listed on one of the two regulated markets managed by Euronext Paris, namely “Bourse de Paris” (which is composed of the Premier Marché, the Second Marché and the EDR Market) and “Nouveau Marché”. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC, which is also operated by Euronext Paris.

On June 14, 2004, Euronext Paris announced that, as from January 2005, the three regulated markets now operated by Euronext Paris, i.e. Premier Marché, Second Marché and Nouveau Marché, will be merged under a single regulated market called Eurolist. Companies on Eurolist will be subject to a single set of listing and disclosure rules. Euronext Paris has yet to obtain regulatory approval from the AMF for this global reorganization of the French regulated markets.

The Nouveau Marché

The Nouveau Marché is a regulated market managed and operated by Euronext Paris, the organization which manages and operates the three markets. The Nouveau Marché is an electronic market that combines a central order book with market-making to ensure greater liquidity. Member firms of the Nouveau Marché may act in one or more capacities: Listing Advisers/Market-Makers (Introducteurs/Teneurs de Marché, or “ITMs”) or simply Market Makers (Teneurs de Marché). Admission to the Nouveau Marché is subject to certain requirements, notably capital adequacy and liquidity requirements determined by the Euronext Paris rules. In addition, companies applying for listing on the Nouveau Marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities. The Nouveau Marché may also require certain managing shareholders to enter into lock-up arrangements at the time of offerings of securities.

The shares traded on Euronext are placed in one of two categories depending on the volume of transactions, namely continuous trading (“continu”) or auction trading (“fixing”). ILOG’s shares listed on the Nouveau Marché (under the ISIN code FR0004042364) are placed in the category continu, which includes the most actively traded shares on the Nouveau Marché. Such trading takes place on each business day from 9:00 a.m. to 5:25 p.m. local time, with a pre-opening session, during which transactions are recorded but not executed, from 7:15 a.m. and leading to an opening auction at 9:00 a.m. and a pre-closing session starting at 5:25 p.m., and leading to a closing auction at 5:30 p.m. After 5:30 pm, it is possible to trade securities at the closing price until 5:40 p.m (trading at last).

For shares that are not traded continuously, retail orders on the Nouveau Marché are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m.

As a general rule, prices freely fluctuate according to market supply and demand. However, trading in French securities on the Euronext NSC trading platform may be suspended by Euronext Paris, if quoted prices exceed certain price limits defined under Euronext Cash Market Trading Manual adopted pursuant to the Euronext Rule Book. In particular, whenever an order is likely to provoke a price fluctuation of more than 10% compared to the last reference price, for instance the last closing or opening price, trading may be suspended for up to four minutes. Once trading has resumed, further suspensions of up to four minutes are also possible if the price again varies by more than 10% from a new reference price, equal to the price that caused the first suspension. During the continuous trading session, Euronext Paris also suspends trading for a four-minute period if the quoted price of a continu security varies by more than 2% (“dynamic” threshold) from the last trade price. Euronext Paris may also suspend trading of a listed security on the Nouveau Marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the AMF may also suspend trading.

Trades of securities listed on the Nouveau Marché are settled on a cash basis on the third trading day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (service de règlement différé or SRD) for a fee. The SRD allows investors who elect to this service to benefit from leverage and other special features of the monthly settlement market. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least 1 billion euros and a daily average volume of trades of at least 1 million euros. The Shares are not eligible for the deferred settlement service.

Prior to any transfer of securities held in registered form on the Nouveau Marché, such securities must be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a licensed Central Securities Depository. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marché are cleared by LCH.Clearnet S.A. through Clearing 21 and settled by Euroclear France S.A. which is using a continuous net settlement system. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

The NextEconomy segment

ILOG joined the NextEconomy segment of Euronext N.V., when it was created on January 2, 2002. This segment contains companies from sectors related to the new economy. Companies included in this segment undertake to comply with specific commitments for financial transparency, in addition to existing local obligations. Shares included in the NextEconomy segment shall be traded on a continuous basis, with or without the involvement of one or more liquidity providers.

For the financial year beginning on or after January 1, 2005, issuers shall prepare and publish annual consolidated financial statements and interim reports of each financial year with one year comparative in accordance with the International Financial Reporting Standards (“IFRS”) (in line with European Regulation n°1606/2002). Euronext regards as best practice that companies included in the NextEconomy segment publish first and third quarterly reports with a content that shall be the same as the content of the half-yearly report.

ILOG comply with all Euronext requirements with respect to the Next Economy segment. With regards to best practice as set forth by Euronext, ILOG has filed a document de référence with the AMF on an annual basis since its admission to listing on Nouveau Marché and publishes quarterly reports.

In general, the Shares have been included in the following indices managed by Euronext : Index SBF 250, IT CAC, IT CAC 50, Next 150 and NextEconomy.

D.    Selling Shareholders

Not Applicable.

E.    Dilution

Not Applicable.

F.    Expenses of the Issue

Not Applicable.

Item 10.    Additional Information

A.    Share Capital

Not Applicable.

B.    Articles of Incorporation and By-laws

For a discussion of the history of the Company, please see “Item 4. Information on the Company—History and Development of ILOG.”

The Company is a société anonyme, a form of corporation, incorporated under the laws of France. In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts. An unofficial English translation of the Company’s statuts is included as an exhibit to this Annual Report on Form 20-F. You may obtain copies of our statuts in French from the Clerk of the Registry of Commerce and Companies of Créteil, France.

1.    Directors

Each Director must own at least one share during his term of office. If, at the time of his or her appointment, a Director does not own the required number of shares or if, during his or her term of office, he ceases to be the owner thereof, he or she shall have a period of three months to purchase such number of shares, in default of which he or she shall be automatically deemed to have resigned.

The number of Directors who are more than seventy-five (75) years old may not exceed one third of the Directors in office. Should such quota be reached during an ongoing term of office, the appointment of the oldest Director would be automatically terminated at the close of the following Ordinary Shareholders Meeting.

Since the statuts do not contain any provisions relating to the Directors’ compensation, the French law described under Item 6 A. and Item 6 C. applies without restriction.

The conclusion of arrangements or contracts in which a Director is interested is subject to the prior consent of our Board of Directors. The statuts refer to the applicable French laws described under Item 6 C. Directors, other than legal entities, are forbidden to contract loans from the Company in any form whatsoever, to secure an overdraft from it, as a current account or otherwise, and to have the Company guarantee or secure their commitments toward third parties. The same prohibition applies to the permanent representatives of legal entities that are Directors. It also applies to spouses, ascendants and descendants of the persons referred to in this article, as well as to all intermediaries.

2.    Shareholders’ Meetings and Voting Rights

General

In accordance with French law, there are two types of shareholders’ general meetings, ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

■	electing, replacing and removing Directors;

■	determining Directors’ fees;

■	appointing independent registered public accounting firm;

■	approving the annual accounts; and

■	declaring dividends or authorizing dividends to be paid in shares; and

Following the adoption of the ordinance dated June 24, 2004, the issuance of debt securities by French commercial companies may now be decided by the Board of Directors, and the authorization by the shareholders at the Ordinary Shareholders’ Meeting is no longer necessary.

Extraordinary Shareholders Meetings are required for approval of matters such as amendments to the Company’s statuts and rights of holders of any category of shares, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

■	changing the Company’s name or corporate purpose;

■	increasing or decreasing the Company’s share capital as well as delegating authority to the Board of Directors to do so;

■	authorizing or deciding the issuance of preferred shares, convertible or exchangeable securities, or any other securities giving rights to equity securities; and

■	the voluntary liquidation of the Company prior to the end of its statutory term.

Annual Ordinary Meetings

French law requires the Company’s Board of Directors to convene an annual Ordinary Shareholders’ Meeting for approval of the annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may, however, be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, the Company’s independent registered public accounting firm may call the meeting. In bankruptcy, the Company’s liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

■	one or several shareholders holding at least 5% of the Company’s share capital;

■	any interested party, in cases of urgency;

■	the workers’ committee in emergency situations;

■	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the Company’s voting rights; or

■	majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

Notice of Shareholders’ Meetings

The Company must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO,” and must be sent to the AMF prior to publication. This preliminary notice must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

At least 15 days prior to the date set for the meetings on first call and at least six days before any second call, the Company must publish a final notice (avis de convocation) containing among other things, the final agenda, time and place of the meeting and other related information. This final notice must be sent by mail to all registered shareholders who have held shares for at least one month prior to the date of publication of the final notice, and must also be published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which the Company is registered, as well as in the BALO, with prior notice having been given to the AMF.

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

Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO by:

■	one or several shareholders holding at least 5% of the Company’s share capital or a specified percentage of shares calculated on the basis of a formula relating to the Company’s share capital;

■	a duly qualified association of shareholders, each held shares in registered form for at least two years and who together hold a specified percentage of the voting rights calculated on the basis of a formula relating to the Company’s issued capital; or

■	the workers’ committee.

The Board of Directors must submit these resolutions to a vote of the shareholders.

In addition, during the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors is then obliged to respond to these questions, so long as they relate to the agenda.

Attendance and Voting at Shareholders’ Meetings

Each Share confers on a shareholder the right to one vote. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights, subject to the conditions specified in French law and the Company’s statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting or to vote by mail or, upon decision of the Board, by videoconference or by other means of telecommunication which allow shareholders to be identified.

According to the Company’s statuts, in order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by the Company or on the Company’s behalf by an agent appointed by the Company at least one day prior to the date of the meeting.

A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least one day before the meeting. For a description of certain voting procedures for ADS holders, see “Item 3. D. — Holders of ADSs may be subject to additional risks related to holding ADSs rather than Shares.”

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

Proxies will be sent to any shareholder on request with, among other things, the text of the resolutions to be passed at the relevant meeting. In order to be counted, such proxies must be received at the Company’s registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder, or if the shareholder is not a French resident, by an intermediary declaring his position as an intermediary holding shares on behalf of beneficial owners as set forth by French law. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed by the Board of Directors and against all others.

With respect to votes by mail or email, the Company must send shareholders a voting form. The completed form must be returned to the Company at least three days prior to the date of the shareholders’ meeting.

Quorum

French law requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or voting by mail, by proxy or by videoconference or by any other means of telecommunication that allows shareholders to be identified to satisfy the quorum requirement for:

■	an ordinary general meeting; and

■	an extraordinary general meeting where an increase in the Company’s share capital is proposed through incorporation of reserves, profits or share premium.

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

In general, each shareholder is entitled to one vote per share at any general meeting. Under French law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders’ meeting, the Company must provide a set of documents, including the Company’s Annual Report and a summary of the results of the five previous fiscal years, to any shareholder who so requests. French law requires that a special report be provided to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by the Company.

3.    Dividends

The Company may only distribute dividends out of the Company’s “distributable profits,” plus any amounts held in the Company’s reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or the Company’s statuts. “Distributable profits” consist of the Company’s unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law or the Company’s statuts.

Legal Reserve

French law provides that each French société anonyme, such as the Company, must allocate 5% of its unconsolidated statutory net profit for each year to its legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the share capital. This restriction of payment of dividends also applies to each of the Company’s French subsidiaries on an unconsolidated basis. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

According to French law, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If the Company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by the Company’s independent registered public accounting firm, the Board of Directors may distribute interim dividends, to the extent of the distributable profits for the period covered by the interim income statement. The Board of Directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by an ordinary shareholders’ meeting is required.

Distribution of Dividends

If a priority dividend is paid in full, dividends are distributed to shareholders pro-rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the Board of Directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting or by the Board of Directors in the absence of such a decision by the shareholders.

In addition, the Company’s statuts authorize the shareholders, in an ordinary meeting, to authorize the grant to each shareholder an option to receive all or part of any annual or interim dividends in either cash or shares.

Timing of Payment

According to French law, the Company must pay any dividends within nine months of the end of the Company’s fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

4.    Changes in Share Capital

Increases in Share Capital

As provided by French law, the Company’s share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following a recommendation of the Board of Directors. Increases in the Company’s share capital may be effected by:

■	issuing additional ordinary shares;

■	increasing the nominal value of existing shares; or

■	issuing a new class of shares such as preferred shares.

Increases in share capital by issuing additional ordinary or preferred shares or a new class of shares may be effected by issuing such securities:

■	for cash;

■	for assets contributed in kind;

■	by conversion, exchange or redemption of debt securities convertible, redeemable or exchangeable into the Company’s Shares;

■	upon the exercise of stock options, warrants or other similar securities comprising rights to subscribe for the Company’s Shares;

■	by capitalization of profits, reserves or share premiums;

■	subject to various conditions, in satisfaction of debt incurred by the Company; or

■	any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. However, since the enactment of the ordinance related to the issuance of securities by French commercial companies on June 24, 2004, the extraordinary general meeting may delegate to the Board of Directors its powers to decide, within certain limits, upon capital increases.

The shareholders may delegate the right to carry out any increase in share capital (and subject to certain conditions may authorize the board to issue shares in remuneration of a contribution in-kind, when the contribution in-kind is made under the form of an exchange offer) to the Board of Directors, provided that this increase has been previously authorized by the shareholders. The Board of Directors may further sub-delegate this right to the Company’s Chairman and Chief Executive Officer. Each time the shareholders decide on a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase, they must decide on whether or not to proceed with a capital increase reserved to employees of the Company and its subsidiaries or whether or not to delegate to the Board of Directors the right to carry out such reserved capital increase.

Decreases in Share Capital

According to French law, any decrease in the Company’s share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase the Company’s own shares, all holders of shares must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

5.    Preemptive Subscription Rights

According to French law, if the Company issue new securities for cash giving rights, either immediately or at a later date, to subscribe to the Company’s new shares, current shareholders will have preemptive subscription rights to these securities on a pro-rata basis. These preemptive rights require the Company to give priority treatment to those shareholders. Preemptive subscription rights are transferable during the subscription period relating to a particular offering of shares. These rights may also be listed on Euronext Paris or any relevant stock exchange.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the Board of Directors and the Company’s independent registered public accounting firm present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give existing shareholders a non-transferable priority right to subscribe to such new equity securities during a limited period of time. Shareholders also may notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

6.    Form, Holding and Transfer of Shares

Form of Shares

The Company’s statuts provide that the Shares may be held in registered or bearer form.

Right to own shares

The statuts contain no other limitations on the rights to own securities, other than the indication that the Company may require the repurchase, subject to the conditions set forth in article L. 228-35-10 of the Commercial Code, either of all of its shares with a preferential dividend and no voting right, or of a category of such shares. The Company has not issued any of such shares.

Holding of Shares

In accordance with French law concerning dematerialization of securities, ownership of shares are not represented by share certificates but by book entries.

The Company maintains a share account with Euroclear France (“Euroclear”) in respect of all shares in registered form, which is administered by BNP Paribas Securities Services. In addition, the Company maintains separate accounts in the name of each shareholder either directly, or, at the shareholder’s request, through his accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held through an accredited intermediary, the shareholder account shows that the shares are held through such intermediary. BNP Paribas Securities Services, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations do not constitute documents of title.

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

In addition, according to French law, shares held by non-French residents may be held by an intermediary on the shareholder’s behalf in a collective account or in several individual accounts. The intermediary must declare its position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of shares recorded in the collective account or in several individual accounts by an intermediary will be represented in shareholders’ meetings by this intermediary.

Transfer of Shares

The Company’s statuts do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being sold on Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

A fee or commission is payable to the French broker, accredited intermediary or other agent involved in the transaction regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

7.    Liquidation Rights

If the Company is liquidated, any assets remaining after payment of the Company’s debts, liquidation expenses and all of the Company’s remaining obligations will be distributed first to repay in full the nominal value of the Company’s shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

8.    Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity (including a holder of ADSs) holding the Shares through a financial intermediary, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or the voting rights of a listed company in France such as the Company, or that decreases its shareholding or voting rights above or below any of these percentages, must notify the company within five trading days of the date it crosses each threshold of the number of shares or ADSs it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of such date of the number of equity securities it holds and the voting rights attached thereto.

French law and the AMF impose additional reporting requirements on persons, acting alone or in concert with others, who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file with the AMF and such listed company, a report within ten trading days of the date such thresholds being crossed. In this report the acquirer must specify its intentions for the following 12-month period including whether or not such person or persons intend to continue its purchases, to acquire the control of such company or to seek a nomination to the company’s Board of Directors. This report must be filed with the AMF and such listed company. The AMF publicly releases the notice. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or its shareholders. Upon any change of intention, it must file a new report.

Under the regulations of the AMF, and subject to limited exemptions granted by the AMF, any person or persons acting in concert who comes to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

In order to permit shareholders to give the notice required by law, the Company must publish information with respect to the total number of voting rights outstanding as of the date of the Company’s annual general meeting in the BALO not later than 15 calendar days after such meeting. In addition, if the number of outstanding voting rights changes by at least 5% or more between two ordinary general meetings, the Company must publish in the BALO, within 15 calendar days of such change, the number of voting rights then outstanding and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (decision et information), mentioning the date each such number was updated. In order to facilitate compliance with the notification requirements, the form of threshold-crossing declaration form is available in English on the website of the AMF: www.amf-france.org.

In the case of a violation of the notification requirements provided for under French law, the undeclared share capital interest in excess of the required notification level will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with such notification requirement. In addition, any shareholder who fails to comply with the above legal requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Company’s chairman, any shareholder or the AMF, and may be further subject to a €18,000 fine.

The Company’s statuts do not contain any provisions governing the ownership threshold above and below which shareholder ownership must be disclosed. Accordingly, only legal provisions described above shall apply.

9.    Purchase of the Company’s Own Shares

Under French law, the Company may not subscribe to an issuance of its own shares. However, the Company may, directly or through an intermediary acting on its behalf, acquire the Company’s own shares to, among other things:

(a) reduce the Company’s share capital by canceling such acquired shares, with approval of the Company’s shareholders at an extraordinary meeting,

(b) provide shares for distribution to the Company’s employees under a profit-sharing plan or stock option plan or,

(c) acquire up to 10% of the Company’s share capital in connection with a corporate share repurchase program, provided the Company’s shares are listed on a regulated market (e.g., the Premier Marché, the Second Marché, or the Nouveau Marché).

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

On November 30, 2004, the shareholders will be asked to authorize the Board of Directors to repurchase up to 10% of the Company’s total outstanding share capital at a maximum purchase price of €13 and a minimum sale price of €3. The resolution will provide that the total amount of such repurchase may not exceed 15 million euros. This authorization will void and replace the authorization which was granted by the shareholders at the Company’s Ordinary Shareholders Meeting on December 16, 2003, which authorization has not been used as of the time of this filing. This new authorization, if approved by the shareholders, will expire on the date of the Ordinary Shareholders’ Meeting called to approve the accounts for the fiscal year ending June 30, 2005. As is required under French law, the Company has filed a Note d’information with the AMF which details this shareholder proposal. The Note d’information is pending approval.

10.    Trading in the Company’s Shares

Under Règlement No. 90-04 of the AMF, as amended, the Company may not trade in its shares for the purpose of manipulating the market. Trading by the Company in its own Shares is deemed legitimate under three conditions:

■	trades must be executed on behalf of the Company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries,

■	block trades may not be at prices above the applicable market prices, and

■	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which is executed.

In addition, if a company’s shares, such as ILOG’s, are continuously traded (cotation en continu), then a trade must meet the following further requirements to be considered valid:

■	the trade must not contribute to the determination of the share price during the pre-opening session, at the opening auction, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the closing auction,

■	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares, and

■	the trade must not account for more than 25% of the average total daily trading volume on the Nouveau Marché in the shares during the 15 trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like the Company’s shares, are not eligible for the deferred settlement service.

If a company’s shares are quoted at fixings, then a trade must meet one additional requirement to be considered legitimate:

■	the trade must not account for more than 25% of the average daily trading volume of the Nouveau Marché in the shares during the 15 trading days immediately preceding the trade.

Trading volume restrictions do not apply to purchases of securities on behalf of an issuer by an authorized investment firm (“prestataire de services d’investissement”) acting pursuant to a liquidity agreement (contrat de liquidité) in conformity with a code of ethics (“charte de déontologie”) that has been approved by the AMF. The first code of ethics was adopted by the “Association Française des entreprises d’investissement” (AFEI) and approved by the AMF on February 13, 2001.

However, there are two periods during which the Company is not permitted to trade in the Company’s own securities: the 15-day period before the date on which the Company make the Company’s consolidated or annual accounts public, and the period beginning on the date at which the executive officers or Directors of the Company become aware of information that, if disclosed, would have a material impact on the market price of its securities and ending on the date this information is made public.

After making an initial purchase of its own shares, the Company must file monthly reports with the AMF that contain specified information about subsequent transactions, and the AMF makes this information publicly available.

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

Ownership of ADSs or Shares by Non-French Residents

Under French law, there is no limitation on the right of non-French residents or non-French shareholders to own, or where applicable, to vote securities of a French company. However, holders of ADSs may have to follow certain specific procedures, see “Item 3 D. —Holders of ADSs may be subject to additional risks related to holding ADSs rather than Shares.”

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, pursuant to the Decree no 2003-196 of March 7, 2003, the acquirer/investor must file a déclaration administrative, or administrative notice, with French authorities in connection with certain foreign investments, direct investments and market foreign investments in any French company. Such déclaration administrative must also be filed in connection with certain investments made by a French company under foreign control. Under existing administrative rulings, ownership of more that 33.33% of a French company’s share capital or voting rights is, for instance, regarded as a direct investment subject to a “déclaration administrative”. A declaration for statistical purposes must also be made upon the acquisition or divestiture of at least 10% of the shares.

E.    Taxation

The following is a general summary of certain French tax and U.S. federal income tax consequences of owning and disposing of shares or ADSs. This discussion applies only to U.S. Holders. You will be a U.S. Holder if you are the beneficial owner of shares or ADSs, you hold your shares or ADSs as capital assets and the following two conditions apply to you:

■	You are any one of the following: an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; a U.S. corporation or certain other entities created or organized under the laws of the United States that are taxed as corporations; an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has an election in effect to be treated as a United States person under U. S. federal income tax law; and

■	You are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994 (the “Treaty”).

This summary does not purport to address all of the tax consequences to U.S. Holders. It also does not take into account the specific circumstances of any particular U.S. Holder although such circumstances might materially affect the general tax treatment of such U.S. Holder. This summary does not address all aspects of U.S. federal income taxation that may apply to U.S. Holders that are subject to special tax rules, without limitation, including U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities-broker dealers, holders that directly, indirectly or by attribution own 10% or more of our outstanding share capital or voting stock, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the U.S. dollar. Such U.S. Holders may be subject to U.S. federal income tax consequences different from those set forth below. The discussion below does not address the tax treatment of partnerships or persons who hold shares or ADSs through a partnership or other pass-through entity. U.S. Holders of shares or ADSs are advised to consult their own tax advisors, with respect to the U.S. federal, state and local tax consequences, French tax consequences, and other tax consequences of the ownership and disposition of shares or ADSs and their eligibility for benefits under the Treaty.

This summary is based on the tax laws of the United States and France, the Treaty and interpretations thereof by the relevant tax authorities that are currently in effect as of the date of this Annual Report on Form 20-F, and all of which are subject to change or changes in interpretation. The statements of French and U.S. tax laws set out below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms, and possibly with retroactive effect.

FRANCE

Withholding Tax

Dividends paid by French corporations to non-resident holders generally are subject to a 25% French withholding tax. However, dividends paid to non-resident holders who establish their entitlement to treaty benefits under an applicable income tax treaty prior to the payment of a dividend may be subject to a reduced rate (generally 15%) of such withholding tax.

Under the Treaty, dividends paid to U.S. Holders that are not effectively connected to a permanent establishment or fixed base maintained in France are subject to a reduced rate of 15% for U.S. Holders owning less than 10% of the outstanding shares of ILOG or 5% for U.S. corporate holders owning directly or indirectly at least 10% of the outstanding shares of ILOG.

The benefit of the reduced withholding tax rate is generally conditioned on the filing with the French tax authorities, prior to the date of dividend payment of a form claiming treaty benefits. In addition, a corporate U.S. holder must file an affidavit certifying that it is the beneficial owner of the dividends.

Dividend Tax Credit (“Avoir Fiscal”)

When French resident shareholders receive dividends from French corporations, they have historically been entitled to a dividend tax credit known as the avoir fiscal. Qualifying non-resident holders were also entitled to claim a refund of the dividend tax credit, net of the applicable withholding tax, pursuant to the terms of the applicable income tax treaty. However, under France’s 2004 Finance Act, the dividend tax credit has been repealed for dividends paid by French corporations after 1 January 2004 to corporate shareholders, or after 1 January 2005 to individual shareholders. The repeal of the dividend tax credit affects U.S. Holders who would otherwise be entitled to a refund of such dividend tax credit under the Treaty. Thus, only U.S. Holders, who are individuals, remain entitled to claim a refund of the dividend tax credit in respect of dividends paid in FY 2004. Any payment of such dividend tax credit is subject to a 15% withholding tax provided these holders establish their entitlement to the benefit of the Treaty prior to the payment of a dividend.

Equalization Tax (“Précompte”)

Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the précompte, which is payable by the French distributing corporation to the French tax authorities. The equalization tax generally is equal to one-half of the amount of the dividend paid to shareholders prior to deduction of withholding tax. When a tax treaty does not provide for a refund of the dividend tax credit, or when a non-resident shareholder is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying shareholder may generally obtain from the French tax authorities a payment equal to 100% of the equalization tax actually paid in cash by the distributing corporation, net of applicable withholding tax. These rules will be applicable to distributions made through December 31, 2004.

Distributions made by French corporations from 2005 on will no longer be subject to the equalization tax. However, an extraordinary levy will apply to distributions made in 2005 out of profits that have not been taxed at the ordinary corporate tax rate, or which were earned and taxed more than five years before the distribution. This extraordinary levy will be equal to 25% of the amount of the dividends paid to the shareholder. Unlike the equalization tax, this extraordinary levy will not be refundable to non-resident shareholders.

Distributions made as from 2006 will not give rise to an equalization or extraordinary tax liability.

Taxation of Capital Gains

In general, a U.S. Holder will not be subject to French tax on any capital gain derived from the sale or exchange of shares or ADSs, except where such gain is effectively connected with permanent establishment or fixed base maintained by the U.S. Holder in France. Special rules apply to U.S. Holders who are individuals and are residents of more than one country.

Transfer Tax on Sale of Shares

A 1% transfer tax capped at €3,049 per transfer applies to certain transfers of shares or ADSs in French corporations. The transfer tax does not apply to transfers of shares or ADSs in French publicly-traded companies that are not evidenced by a written agreement, or where that agreement is executed outside France. Therefore, U.S. Holders should not be liable to pay the 1% transfer tax on the sale or disposition of the shares or ADS provided such sale or disposition is not evidenced by a written agreement or such agreement is not executed in France.

Estate and Gift Taxes

Under the estate and gift tax convention between the United States and France, a transfer of shares or ADSs by gift or by reason of the death of a U.S. Holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares or ADSs were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

Wealth Tax

The French wealth tax does not generally apply to shares or ADSs of a U.S. Holder if such holder is a resident of the United States for purposes of the Treaty.

UNITED STATES

Taxation of Dividends

Subject to the discussion under “Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, the gross amount of distributions and the gross amount of the corresponding avoir fiscale (or précompte) paid to a U.S. Holder (before reduction for French withholding tax) will generally be treated as a dividend to the extent paid or deemed paid out of our current or accumulated earnings and profits (as determined for U. S. federal income tax purposes) will be included in the gross income of a U.S. Holder as dividend income on the day the amount is actually or constructively received by the U.S. Holder, in the case of shares, or by the depositary, in the case of ADSs. These dividends will not be eligible for the dividends-received deduction generally allowed to domestic corporations.

“Qualified dividend income” received by non-corporate U.S. Holders for this tax year and in taxable years beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things,

(i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. The Treaty has been identified by the U.S. Treasury as a qualifying treaty. We currently anticipate that if we were to pay any dividends with respect to our shares and ADSs, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that qualifying non-corporate U.S. Holders should be entitled to the reduced rates of tax, as applicable. The ability of a taxpayer to utilize any foreign tax credits attributable to qualified dividend income is subject to limitations and you are urged to consult your own tax adviser regarding the impact of these limitations in your particular situation.

A distribution with respect to our shares or ADSs in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis in the shares to the extent of the U.S. Holder’s adjusted basis in such shares, with the balance of the distribution, if any, treated as gain realized by the U.S. Holder from the sale, exchange or other disposition of the shares or ADSs.

The amount of any distribution paid in Euros will be equal to the U.S. dollar value of the Euro on the date of receipt by the U.S. Holder, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the payment is converted into U.S. dollars. If the Euro received as a distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Euro amount equal to its U.S. dollar value on the date of receipt. Gain or loss, if any, recognized by a U.S. Holder on the subsequent sale or disposition of the Euro will generally be United States source ordinary income or loss.

Subject to certain limitations including a holding period requirement, U.S. Holders may elect to claim a credit against their U. S. federal income tax liability for French tax withheld in accordance with the Treaty from dividends paid by us or imposed on related payments of avoir fiscal (or precompte), or if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax. For foreign tax credit purposes, dividends paid by us will generally be foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income.” Any distribution in excess of our current and accumulated earnings and profits generally will not give rise to foreign source income, and a U.S. Holder will not be able to use the foreign tax credit arising from any French withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Taxation of Dispositions

Subject to the discussion under “Passive Foreign Investment Company Rules,” a U.S. Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of shares or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the shares or ADSs. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares or ADSs exceeds one year. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 15%. For corporate U.S. Holders, capital gains are currently taxed at the same rate as ordinary income. The deductibility of a capital loss, however, is subject to limitations for both non-corporate and corporate U.S. Holders.

Passive Foreign Investment Company Rules

Certain United States federal income tax rules apply to holders of equity interests in a corporation classified as a passive foreign investment company, or PFIC. We would be a PFIC for United States federal income tax purposes if 75% or more of our gross income for a taxable year were to consist of passive income, or 50% or more of our average assets held during a taxable year were to consist of passive assets. Based on our current and projected financial data, we believe that we will not currently be treated as a PFIC for U.S. federal income tax purposes. However, this conclusion is a factual determination made annually and thus may be subject to change based on future income and the future composition and valuation of our assets.

If we were to constitute a PFIC, a U.S. Holder could be subject to materially adverse United States federal income tax consequences for certain distributions made by us and with respect to gain realized by the holders on disposition of shares or ADSs. Prospective U.S. Holders should consult with their own tax advisors regarding the potential application of PFIC rules.

United States backup withholding tax and information reporting

Payments made by a paying agent within the United States to U.S. Holders other than corporations and other exempt recipients in respect of shares or ADSs may be subject to information reporting to the United States Internal Revenue Service, or IRS. Such payments are also subject to backup withholding tax if made to a non-exempt U.S. Holder that fails to provide certain information to the paying agent, including the holder’s taxpayer identification number, and to comply with certain other requirements concerning backup withholding. Any amounts withheld under the backup withholding rules from a payment to a holder of shares or ADSs generally will be allowed as a refund or a credit against such holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

F.    Dividends and Paying Agents

Not Applicable.

G.    Statements by Experts

Not Applicable.

H.    Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. Any filings that we are required to make electronically, including this annual report and the exhibits hereto, are available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. All public materials filed with the SEC, including this annual report and the exhibits hereto, may also be inspected and copied at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-Sec-0330 for further information on the public reference rooms.

I.    Subsidiary Information

Not Applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Currencies

Approximately 33% of our sales and 52% of our expenses in FY 2004 were denominated in Euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. For the year ended June 30, 2004, the effect of a 10% hypothetical uniform strengthening in the value of the euro relative to the U.S. dollar would result in an increase in revenues of $3.4 million and expenses of $5.2 million with a decrease in operating income of approximately $1.8 million and decrease in earnings per share of $0.10. See “Item 5. — Non-GAAP Financial Measures” and “Item 3. D. — Currency Fluctuations.”

Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also currency rate movements on non-U.S. dollar denominated assets and liabilities, including intercompany accounts, can result in the reporting of unrealized exchange gains or losses in our income statement. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. Until June 2001 we did not undertake any hedging activities, However, in July 2001 we started some limited hedging activities in the form of forward and option contracts not exceeding one year, selling U.S. dollars and other currencies for euros that are designed to mitigate the effect of changing exchange rates on earnings per share. We do not use derivative financial instruments for trading or speculative purposes. For a further discussion regarding our hedging investments and the fair values thereof as of June 30, 2004, see Note 3 to the Consolidated Financial Statements.

Interest rates

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Our Chairman and Chief Executive Officer, Pierre Haren, and Chief Financial Officer, Jérôme Arnaud, after participating with ILOG management in evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) have concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective to ensure that information required to be disclosed by ILOG in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the fiscal year ended June 30, 2004 has been identified that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

In FY 2003, we begun implementing, additional measures relating to our internal controls over financial reporting (“internal controls”), in order to meet new requirements under French law and in preparation for the additional requirements imposed by the Sarbanes-Oxley Act of 2002. These measures include the following:

A Disclosure Committee was established in fiscal year 2003, which was charged with the responsibility of formally reviewing the information contained in this Annual Report on Form 20-F.

In January 2004 the Company created a new department called Corporate Quality Office (“CQO”) led by a Chief Quality Officer, who has been in charge of a project to identify the main risk factors impacting the company’s assets and to create initiatives to better control these risks. A Compliance Group, composed of ILOG’s senior management and General Counsel, and headed by the CQO, has been created to decide on and follow-up with the main initiatives for augmentation of our internal control processes. The Committee also allocates and controls the appropriate resources necessary to execute the internal control augmentation plan. For the Fiscal 2005, the Committees focus will be on the financial processes, systems security and controls, and selling processes.

One of the objectives of any internal control procedures control system is to prevent and control risks arising from the Company’s business operations and the risks of error or fraud, in particular in areas of accounting and finance. As with every control system, the internal control procedures cannot provide an absolute guarantee that these risks are totally eliminated.

Item 16.    Audit committee and other Financial related Information

A.    Audit Committee financial expert

Our Board of Directors has determined that we have at least one financial expert, Mr. Thomas Weatherford, serving on our audit committee. His curriculum is presented under Item 6 hereabove. Mr. Weatherford is an independent Director, as that term is defined by the NASDAQ listing standards applicable to the Company.

B.    Code of Ethics

The Company has adopted on January 20, 2003, a general “Code of Business Conduct and Ethics” that applies to ILOG, its Board of Directors, its Officers and its employees, and on April 1, 2004, a “Supplementary

Code of Ethics and Business Conduct for Executives”, that applies to its Chief Executive Officer, its Chief Financial Officer and its Corporate Controller or persons performing similar functions (if applicable) (the “Designated Executives”). Both our Code of Business Conduct and Ethics and our Supplementary Code of Ethics and Business Conduct for Designated Executives are attached as Exhibits to this filing. If we amend the provisions of our Supplementary Code of Ethics, or if we grant any waiver of such provisions, we will disclose such amendment or waiver. The Supplementary Code of Ethics and Business Conduct for Designated Executives provides as follows:

(1)	Honest and ethical conduct (toward the Company), including the handling of actual or apparent conflicts of interest between personal and professional relationships: business decisions must be made and actions taken in the best interests of the Company and must not be influenced by personal considerations or relationships, and that Designated Executives to which this document applies are entrusted with a wealth of information, tools and resources that the Company will be used to advance its legitimate interests, and not to identify or exploit personal opportunities or achieve personal gain to the detriment of the Company.

(2)	Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to the SEC and in other public communications made by the Company: requirement of full, true, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to the AMF, NASDAQ and the SEC, and in all other public communications made by the Company; and the requirement to promptly bring to the attention of the Company’s General Counsel any material information that affects the disclosures made by the Company in its public filings.

(3)	Compliance with applicable governmental laws, rules and regulations;

(4)	The prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code: requirement to promptly bring to the attention of the Company’s General Counsel any information he or she may have concerning significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data or any fraud (including the identity of all alleged perpetrators), whether or not material, involving management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls. The Code further provides the obligation to report to the Company’s General Counsel all material violations of the Supplementary Code of Ethics and Business Conduct for Designated Executives, including any actual or apparent conflicts of interest between personal and professional relationships involving management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

(5)	Accountability for adherence to the Code.

The “Code of Business Conduct and Ethics” and the “Supplementary Code of Ethics and Business Conduct for Designated Executives” are available on our internet website (www.ilog.com). We further undertake to provide to any person, upon request and without charge, a copy of these Codes of Ethics. Please address your request to Kim Fletcher, VP and General Counsel, 1080 Linda Vista Avenue, Mountain View, California 94043.

During the last fiscal year, there have been no amendments made to the Supplementary Code of Ethics and Business Conduct for Designated Executives.

Any breach of the provisions of the Code of Business Conduct and Ethics or of the Supplement Code of Business Conduct for Designated Executives which is considered to be potentially material will be submitted to the Board for review and decision. The Board will determine if the alleged breach of the Code of Business Conduct and Ethics or the Supplementary Code of Business Conduct for Designated Executives is material and may waive such breach or take whatever disciplinary action it considers appropriate in the circumstances, including immediate dismissal of the concerned Executive. No such matters have been referred to the Board during this fiscal reporting period.

C.    Principal Accountant Fees and Services

Fees paid by ILOG to its U.S. independent registered public accounting firm and the members of its network in FY 2004 and FY 2003 were as follows:

(In thousands of euros)	Ernst & Young Audit		Audit & Diagnostic
	FY 2004	FY 2003	FY 2004	FY 2003

■ Audit fees (1)	€442	€365	€39	€39
■ Audit-related fees (2)	18	—	—	—
■ Tax fees (3)	143	78	—	—
■ All other services (4)	—	—	—	—

	€603	€443	€39	€39

(1)	Audit fees paid to Ernst &Young Audit include the audit of our consolidated financial statements in accordance with U.S. GAAP, our statutory audit and of certain of our subsidiaries, the review of our quarterly and semi-annual financial statements, SEC registration statements and other filings, and certain certifications required for French regulatory purposes.

(2)	Audit –related fees include assessment of design and implementation of internal accounting controls and due diligence pertaining to business combination.

(3)	Tax fees include a detailed review of the Company’s transfer pricing policy and its compliance with tax rules, as well as tax compliance in Singapore.

(4)	Not applicable

All fees paid to Ernst & Young Audit are pre-approved by the audit committee.

D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable.

PART III

Item 17.    Financial Statements

Not Applicable.

Item 18.    Financial Statements

The following financial statements and schedules, together with the report of Ernst & Young Audit thereon, are filed as part of this Annual Report:

(Financial statement schedules I, III, IV and V are omitted as the information is not required, is not applicable or the information is presented in the financial statements or related notes thereto).

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report:

1.	Statuts (by-laws), of ILOG S.A., as amended (unofficial English translation)

8.	Subsidiaries of the Registrant (see “Item 4. Information on the Company—Organizational Structure”)

12.1	Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Exchange Act.

12.2	Certification of the Chief Financial Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Exchange Act.

13.1	Certification of the Chief Executive Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of the Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

ILOG S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

ILOG S.A.

We have audited the accompanying consolidated balance sheets of ILOG S.A. as of June 30, 2004 and 2003 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2004. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ILOG S.A. at June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG Audit

/s/ DENIS THIBON

Represented by Denis Thibon

Paris, France

September 28, 2004

ILOG S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share data)

	June 30,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$52,220	$39,879
Accounts receivable (less allowance for doubtful accounts of $584 and $659 at June 30, 2004 and 2003, respectively)	23,495	23,332
Value-added tax collectible on accounts receivable	1,162	1,131
Other receivables	3,283	3,955
Prepaid expenses	2,133	1,883

Total current assets	82,293	70,180

Property and equipment	19,153	17,483
Less accumulated depreciation and amortization	(15,195)	(11,757)

Property and equipment-net	3,958	5,726

Other assets	1,506	755

Total assets	$87,757	$76,661

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$5,950	$7,185
Accrued compensation	11,886	10,266
Value-added tax payable	1,411	1,160
Current portion of capitalized lease obligations	480	506
Deferred revenue	17,973	14,841

Total current liabilities	37,700	33,958
Long-term portion of capitalized lease obligations	319	411

Total liabilities	38,019	34,369

Commitments and contingencies	—	—

Shareholders’ equity:
Shares, € 0.61 nominal value 17,625,699 and 16,901,570 shares issued and outstanding at June 30, 2004 and 2003, respectively	12,048	11,536
Additional paid-in capital	70,091	66,849
Accumulated deficit	(36,779)	(38,444)
Accumulated other comprehensive income	4,378	2,351

Total shareholders’ equity	49,738	42,292

Total liabilities and shareholders’ equity	$87,757	$76,661

See notes to consolidated financial statements

ILOG S.A.

CONSOLIDATED INCOME STATEMENTS

(in thousands, except for share and per share data)

	Year Ended June 30,
	2004	2003	2002
Revenues:
License fees	$58,163	$56,414	$53,173
Services	44,624	35,783	29,480

Total revenues	102,787	92,197	82,653

Cost of revenues:
License fees	1,062	918	1,163
Services	17,562	14,953	12,785

Total cost of revenues	18,624	15,871	13,948

Gross profit	84,163	76,326	68,705

Operating expenses:
Marketing and selling	48,815	46,432	44,622
Research and development	22,782	18,861	15,289
General and administrative	10,726	8,798	7,898

Total operating expenses	82,323	74,091	67,809

Income from operations	1,840	2,235	896
Interest expense	(69)	(95)	(142)
Interest income	765	756	646
Other, net	249	(79)	209

Net Income before income taxes	2,785	2,817	1,609
Income taxes	(1,120)	(1,445)	(800)

Net Income	$1,665	$1,372	$809

Net Income per share
- basic	$0.10	$0.08	$0.05
- diluted	$0.09	$0.08	$0.05

Number of shares used in computing net income per share
- basic	17,484,750	16,809,200	16,378,856
- diluted	18,417,137	16,840,822	17,717,172

See notes to consolidated financial statements

ILOG S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended June 30,
	2004	2003	2002
Cash flows from operating activities:
Net income	$1,665	$1,372	$809
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,830	3,626	3,157
Unrealized gain on derivative instruments	(37)	(19)	(342)
Non cash compensation	69	66	75
Loss on sales or impairment of assets	201	20	19
Increase (decrease) in cash from:
Accounts receivable	216	(3,142)	3,737
Value-added tax collectible on accounts receivable	7	43	242
Other receivables	5	210	10
Prepaid expenses	(172)	(382)	219
Accounts payable and accrued expenses	(1,197)	(219)	(807)
Accrued compensation	1,058	539	751
Deferred revenue	2,915	3,775	1,690
Value-added tax payable	201	40	(349)
Other	(561)	410	504

Net cash provided by operating activities	8,200	6,338	9,715

Cash flows from investing activities:
Purchases of property and equipment	(1,017)	(1,489)	(2,235)
Acquisition of intangible assets	(528)	(300)	—

Net cash used for investing activities	(1,545)	(1,789)	(2,235)

Cash flows from financing activities:
Repayment of loans	—	—	(1,817)
Line of credit repayment	—	—	(1,300)
Principal payments on capital lease obligations	(607)	(574)	(447)
Cash proceeds from issuance of shares	3,685	969	3,303

Net cash provided by (used for) financing activities	3,078	395	(261)

Effect of exchange rate changes on cash and cash equivalents	2,608	3,567	3,279

Net increase in cash and cash equivalents	12,341	8,511	10,498
Cash and cash equivalents, beginning of period	39,879	31,368	20,870

Cash and cash equivalents, end of period	$52,220	$39,879	$31,368

Supplemental disclosure
Cash paid for income taxes	$607	$184	$1,321
Cash paid for interest	69	95	142
Capital lease obligation incurred	$430	$610	$530

See notes to consolidated financial statements

ILOG S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except for number of share data)

	Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Share- holders’ Equity (Deficit)
	Number	Amount
Balance June 30, 2001	16,152,850	$11,109	$62,863	$(40,625)	$(5,819)	$27,528
Options exercised	151,567	82	746			828
Issuance of shares	366,248	199	2,276			2,475
Issuance of warrants			75			75
Components of comprehensive income :
Translation adjustment					4,235	4,235
Net income				809		809

Total comprehensive income						5,044

Balance June 30, 2002	16,670,665	11,390	65,960	(39,816)	(1,584)	35,950
Options exercised	15,228	10	83			93
Issuance of shares	215,677	136	740			876
Issuance of warrants			66			66
Components of comprehensive income :
Minimum pension liability adjustment					(90)	(90)
Unrealized gains on cash flow hedges					149	149
Translation adjustment					3,876	3,876
Net income				1,372		1,372

Total comprehensive income						5,307

Balance June 30, 2003	16,901,570	11,536	66,849	(38,444)	2,351	42,292
Options exercised	74,111	55	537			592
Issuance of shares	638,018	448	2,537			2,985
Warrants exercised	12,000	9	99			108
Issuance of warrants			69			69
Components of comprehensive income :
Minimum pension liability adjustment					(194)	(194)
Unrealized gains on cash flow hedges					13	13
Translation adjustment					2,208	2,208
Net income				1,665		1,665

Total comprehensive income						3,692

Balance June 30, 2004	17,625,699	$12,048	$70,091	$(36,779)	$4,378	$49,738

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

The accompanying consolidated financial statements include the Company and its subsidiaries which are located in the United States, Germany, Japan, Singapore, Spain and the United Kingdom after eliminating intercompany accounts and transactions.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the applicable local currency in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”, while the Company’s reporting currency is the U.S. dollar.

All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the exchange rate in effect on the balance sheet date, (2) revenues and expenses at the respective monthly average exchange rates, and (3) shareholders’ equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders’ equity, and transaction gains and losses are reflected in net income.

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

If an arrangement to deliver new software, either alone or together with other products or services, requires significant production, modification, customization or complex integration of software, the entire arrangement is accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, “Long-Term Construction-Type Contracts”, using the relevant guidance in SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

Service revenue from software maintenance agreements is recognized ratably over the arrangement period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues.

Other service revenues, primarily consulting and training, are generally recognized at the time the service is performed. When consulting services are considered essential or the arrangement involves customization or modification of the software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting.

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

The terms of such obligations vary. Generally a maximum obligation is not stated. Because the obligated amount of these agreements are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on its balance sheet as of June 30, 2004.

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

Accounts Receivable

Accounts receivable are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other known factors. Our actual results could differ from these estimates.

Net Income per Share

Basic net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of stock options and warrants. See also Note 8, “Earnings Per Share”.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include marketable securities which consist principally of money market funds, certificates of deposits, and commercial paper.

All of the Company’s cash and cash equivalents are classified as available-for-sale and are recorded at amounts that approximate fair market value based on quoted market prices at June 30, 2004 and 2003.

Financial Instruments

At June 30, 2004 and 2003, the carrying values of current financial instruments such as cash, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

The Company also enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. The Company complies with the Financial Accounting Standards Board issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activity” (SFAS 133) as amended. SFAS 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives is either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Fair value is determined by reference to published exchange rates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company has cash investment policies that limit investments to short-term low risk instruments. The Company’s cash is held principally in euros and primarily among CALYON and Société Générale.

The Company sells its products to customers in a variety of industries in Europe, North America and Asia. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Collateral is generally not required.

Sales to SAP A.G. accounted for approximately 4%, 8% and 11% of revenues for the years ended June 30, 2004, 2003 and 2002 respectively.

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

The Company reviews the carrying value of its long-lived assets, including fixed assets, and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

Software Development Costs

The Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The establishment of technological feasibility and the on-going assessment of the recoverability of these costs require management’s judgment with respect to certain external factors, including, but not limited to, anticipated future gross license revenues, estimated economic life and changes in software and hardware technology. Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company’s products has been of relatively short duration, costs qualifying for capitalization were insignificant during the years ended June 30, 2004, 2003 and 2002, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

Research and Development Grants

The Company receives financial support for various research projects from public institutions. Such support is recorded as a reduction of research and development expenses in the periods when the projects are undertaken, the related expenses have been incurred and the funding has been committed by the public institutions. For the years ended June 30, 2004, 2003 and 2002, the financial support of $509, $622 and $757 thousands, respectively, has been reflected as reductions to the related research and development expenses in each such year.

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

Stock-based Compensation Plans

The Company has stock option and employee stock purchase plans, which are described in Note 7, “Shareholders Equity”. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). In accordance with APB 25, the Company recognizes stock-based employee compensation cost, over the vesting period, when the options granted under those plans have an exercise price lower than the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation. There was no stock compensation expense recorded by the Company in the three years ended June 30, 2004.

	Year Ended June 30,
(in thousands of U.S. dollars except per share data)	2004	2003	2002
Net income, as reported	$1,665	$1,372	$809
Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(18,118)	(15,413)	(15,097)

Pro forma net loss	$(16,453)	$(14,041)	$(14,288)

Earnings (loss) per share:
Basic, as reported	$0.10	$0.08	$0.05
Basic, pro forma	$(0.94)	$(0.84)	$(0.87)

Diluted, as reported	$0.09	$0.08	$0.05
Diluted, pro forma	$(0.94)	$(0.84)	$(0.87)

The fair value of stock options and warrants granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended June 30,
	2004	2003	2002
Weighted-average expected life (years)	5	5	5
Expected volatility rates	93%	93%	88%
Expected dividend yield	—	—	—
Risk-free interest rate	3.5%	3%	4%
Weighted-average fair value of options granted during the year	$9.29	$2.21	$6.03

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

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses totaled $3.7 million, $3.5 million and $3.9 million for the years ended June 30, 2004, 2003, and 2002, respectively.

Shipping and Handling

Shipping and handling costs related to license fees are included in cost of license fees, for all periods presented. Shipping and handling costs related to maintenance releases are included in cost of services.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”), which was amended on December 17, 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46 did not have any impact on the Company’s financial position or results of operations.

In December 2003, The Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) N° 104, “Revenue recognition” (SAB 104), which supersedes SAB 101, “Revenue recognition in Financial Statements”. SAB 104’s primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have any impact on the Company’s financial position or results of operations.

2.  Cash and Cash Equivalents

Cash and cash equivalents, all of which are classified as available-for-sale securities, include:

	June 30,
	2004	2003
	(In thousands)
Cash held at bank	$15,631	$8,397
Cash equivalents	36,589	31,482

Total cash and cash equivalents	$52,220	$39,879

There was no unrealized holding gain or loss on available-for-sale securities at June 30, 2004 or 2003.

As of June 30, 2004 and 2003, all cash equivalents have contractual maturities of less than three months.

3.  Financial Instruments

The following table presents the fair values of financial instruments at June 30, 2004 (amounts in thousands):

	Notional amount	Included in other assets	Included in other liabilities

Fair value hedges of intercos receivables invoiced in local currency and to be collected within 1 year

Forward and option contracts selling U.S. dollars against euros	$1,388	$29	$—
Forward and option contracts selling other currencies against euros	454	4	—

Total	$1,842	$33	$—

Cash flow hedges of intercos royalties to be invoiced and collected within 1 year

Forward and option contracts selling U.S. dollars against euros	$2,250	$46	$14
Forward and option contracts selling other currencies against euros	—	—	—

Total	$2,250	$46	$14

The Company also enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. The fair value of foreign currency related derivatives are included in the balance sheet in other assets and other liabilities. The earnings impact of cash flow hedges relating to forecasted transactions is reported on the line “Other, net” of the income statement. Realized and unrealized gains and losses on these instruments are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings.

During the year ended June 30, 2004 and 2003, the Company deferred to other comprehensive income $13 and $149 thousands respectively, related to the effective portion of its cash flow hedges.

These financial instruments have a maturity date of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

The Company does not use derivative financial instruments for trading or speculative purposes.

4.  Property and Equipment

Changes in property and equipment were as follows:

(in thousands)	As of June 30, 2003	Additions	Retirements	Exchange differences	As of June 30, 2004
Gross carrying amounts :
Computer equipment	$7,081	926	(230)	326	$8,103
Furniture and other equipment	2,711	246	(234)	120	2,843
Leasehold improvements	1,693	106	—	91	1,890
Purchased software	5,998	170	—	149	6,317

Gross carrying amounts	17,483	1,448	(464)	686	19,153

Accumulated depreciation and amortization :
Computer equipment	(4,937)	(1,393)	222	(226)	(6,334)
Furniture and other equipment	(2,178)	(190)	242	(85)	(2,210)
Leasehold improvements	(866)	(189)	—	(44)	(1,099)
Purchased software	(3,776)	(1,679)	—	(97)	(5,552)

Accumulated depreciation and amortization	(11,757)	(3,450)	464	(452)	(15,195)

Property and equipment net	$5,726	(2,002)	—	234	$3,958

The exchange differences are the differences between the carrying amounts at the beginning and the end of the year that result from translating the figures of companies outside the U.S. dollar at the respective different exchange rates.

Depreciation and amortization expense related to property and equipment totaled $3.5 million, $3.5 million and $3.1 million for the years ended June 30, 2004, 2003 and 2002, respectively.

Equipment purchased under capital leases in the years ended June 30, 2004 and 2003 totaled $430 and $610 thousands respectively. The cost of such equipment included in property and equipment at June 30, 2004 and 2003 totaled $3.0 million and $2.4 million, respectively. Accumulated depreciation of this equipment totaled $2.2 million, $1.5 million and $1.7 million at June 30, 2004, 2003 and 2002, respectively.

5.  Debt and Capital Lease Obligation

As of June 30, 2003, the Company had a line of credit with a bank, secured by certain accounts receivable in the U.S. and allowing for maximum borrowings of $3.0 million, subject to certain covenants. This line of credit was not utilized. In May 2004, the Company decided to discontinue this line of credit that was not utilized in FY 2004.

Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):

2005	$501
2006	257
2007	69

Minimum lease payments	827
Less amount representing interest	28

Present value of net minimum lease payments	799
Less current portion	480
Long-term portion	$319

Interest paid in the years ended June 30, 2004, 2003 and 2002 totaled $42, $41 and $38 thousands respectively.

6.  Pensions, Retirement Indemnities and other Post-Employment Benefits

The Company provides retirement benefits for most of its employees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which we operate.

The Company provides retirement benefits under defined contribution and/or defined benefit plans. In some cases, employees may also contribute to the plans.

In the case of defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a contractual basis. Once the contributions have been paid, the Company has no further payment obligations.

The Company’s United States’ subsidiary has a defined contribution 401(k) Plan covering substantially all of its employees. Participants may contribute up to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company matches employee contributions at a rate of $0.25 for each U.S. dollar contributed up to $2,500 per year. Net Company matching contributions to the Plan totaled approximately $319 in FY 2004, $289 in FY 2003 and $232 thousands in FY 2002. The Company provides defined benefits retirement indemnities to its French employees which are expensed as incurred.

French retirement indemnities are based on a formula, which takes into account individual length of service and compensation at retirement. They do not vest prior to retirement. Estimated retirement indemnities are accrued over the working life of the employees using actuarial assumptions and calculations. The related liability is not funded, and is included under accrued compensation. Actuarial losses are amortized over the estimated remaining service period of employees.

Weighted average assumptions used to determine the benefit obligation under the French defined benefit plan were as follows:

	June 30,
	2004	2003
Discount rate	4.5%	5.0%
Salary growth	3%	3%
Retirement age	65 years	65 years

The components of net periodic benefit cost were as follows:

	June 30,
	2004	2003
	(In thousands)
Service cost	$123	$30
Interest cost	33	9
Amortization of actuarial losses	18	—

Net periodic pension cost	$174	$39

Changes in the recorded liability of the benefit plans were as follows:

	June 30,
	2004	2003
	(In thousands)
Change in projected benefit obligations
Projected benefit obligations at beginning of year	$645	$182
Service cost	123	30
Interest cost	33	9
Amortization of actuarial losses	18	—
Actuarial losses	424	—
Benefits paid	—	—
Translation differences	24	424

Projected benefit obligations at year end	$1,267	$645

	June 30,
	2004	2003
	(In thousands)
Unfunded obligations at year end	$1,267	$645
Unrecognized actuarial losses	(821)	(393)
Adjustment for minimum liability	194	90

Net recognized liability at year end	$640	$342

The Company recorded a minimum pension liability at June 30, 2004 and 2003 as required when the accumulated benefit obligation in the plan exceeds the accrued liability. The adjustment as of June 30, 2004 and 2003 amounted to $194 and $90, respectively, and is reflected in comprehensive income.

7.  Shareholders’ Equity

General

At June 30, 2004, 2003 and 2002, the issued and outstanding share capital of the Company consisted of 17,625,699, 16,901,570 and 16,670,665 shares, respectively, with a nominal value of €0.61.

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

Dividend Rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by laws. The Company has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately $46.5 million at June 30, 2004. Dividend distributions, if any, will be made in euros.

Stock Options and Warrants

Stock options have been granted to employees under the Company’s 1996, 1998 and 2001 Stock Option Plans.

All Options granted under the 1996, 1998 and 2001 Plans have a term of ten years, other than Options granted to employees in the United Kingdom which have a term of seven years less one day. One-fourth of the shares subject to option vest 12 months after the date of grant of options and  1/48 of the shares vest each month thereafter provided the optionee continues to render services to the Company. Generally, and unless otherwise specified, if an optionee terminates his or her employment with the Company, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months except for optionees, who are French tax residents at the date of grant of the Options, who may exercise their Options until the termination of the term of their Options. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person’s options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No Option may be transferred by the optionee other than by will or the laws of intestacy.

The exercise price of the shares under option is equal to the closing market price for a Share on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any shares held by the Company.

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

The Company has not recorded a liability for social contributions and certain salary-based taxes which may be assessed for options granted as of June 30, 2004, as the liability, being dependent on future values of the Company’s shares and the timing of employees’ decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares prior to the end of the minimum holding period which permits the favorable tax treatment.

A summary of activity under the Stock Option Plans is as follows:

	Shares Reserved for Future Grants (in thousands)	Options Granted and Outstanding (in thousands)	Weighted Average Exercise Price (in euros)	Weighted Average Exercise Price (in U.S. dollars)
Balances at June 30, 2001	392	4,244	18.14	15.37
Options authorized	1,100	—	—	—
Options granted	(1,253)	1,253	8.60	7.70
Options exercised	—	(151)	6.25	5.60
Options canceled	156	(156)	26.83	24.04
Plan termination	(12)	—	—	—

Balances at June 30, 2002	383	5,190	15.92	15.88
Options authorized	—	—	—	—
Options granted	(21)	21	2.92	3.06
Options exercised	—	(15)	5.38	5.64
Options canceled	121	(121)	23.25	24.38
Plan termination	(8)	—	—	—

Balances at June 30, 2003	475	5,075	15.72	17.76

Options authorized	—	—	—	—
Options granted	(523)	523	10.74	12.78
Options exercised	—	(74)	6.57	7.82
Options canceled	86	(86)	24.55	29.22

Balances at June 30, 2004	36	5,438	15.23	18.59

At June 30, 2004, 2003 and 2002, 4,398,094, 3,851,722 and 2,871,355, respectively, of the outstanding options were exercisable at weighted average exercise prices of €15.90 ($19.40), €14.65 ($16.74) and €13.54 ($12.15) respectively. Exercise prices for options outstanding as of June 30, 2004 were as follows:

	Stock Options Outstanding			Stock Options Exercisable
Range of exercise prices in euros	Number of shares (in thousands)	Weighted average remaining contractual life	Weighted average exercise price in euros	Number of shares (in thousands)	Weighted average exercise price in euros
0 to 5.15	122	3.4	4.03	111	4.14
5.16 to 10.30	3,524	5.2	7.32	3,096	7.16
10.31 to 15.45	590	8.5	11.14	87	12.86
15.46 to 36.05	43	6.4	25.41	38	26.53
36.06 to 41.20	874	6.3	39.21	786	39.21
46.35 to 51.50	285	6.0	51.20	280	51.20

	5,438	5.8	15.23	4,398	15.90

The weighted average remaining contractual life of those options is 5.8 years.

Warrants have been granted to non-executive Directors and members of the Company’s Technical Advisory Board. The warrants may be exercised anytime within 5 years of the date of grant.

A summary of warrant activity is as follows:

	Warrants Granted and Outstanding	Weighted Average Exercise Price in euros	Weighted Average Exercise Price in U.S. dollars
Balance at June 30, 2001	120,000	36.96	31.32
Warrants granted	60,000	13.10	11.74

Balance at June 30, 2002	180,000	29.01	28.94
Warrants granted	76,000	7.07	7.41

Balance at June 30, 2003	256,000	22.50	25.71

Warrants granted	76,000	10.59	12.60
Warrants exercised	(12,000)	6.01	7.15
Warrants canceled	(16,000)	10.45	12.44

Balance at June 30, 2004	304,000	20.82	25.40

As allowed under SFAS 123, the Company has elected to continue using APB 25 in accounting for its employee stock options and warrants. Under APB 25, when the exercise price of the Company’s employee stock options or warrants is less than the market price of the underlying shares at the date of grant, deferred compensation expense is recognized and is being amortized over the vesting period. In addition, under SFAS 123, compensation expense is recognized for the warrants granted to the members of the Technical Advisory Board in exchange for their services. During the years ended June 30, 2004, 2003 and 2002, the Company recorded compensation expense related to these warrants of $69, $66 and $75 thousands respectively.

Additional information relating to the fair value of granted options and warrants are available in note 1.

Employee Stock Purchase Plan

Under the provisions of the Company’s employee stock purchase plans, employees can purchase the Company’s stock at a specified price through payroll deductions or direct contributions during an offering period.

In December 2003 the Company’s shareholders authorized the issuance of up to 1,000,000 shares to employees pursuant to the terms of these Plans. 638,018 shares were issued under the Plans during the year ended June 30, 2004. During the years ended June, 2003 and 2002, 215,677 and 366,248 shares, respectively, were issued under the Plans.

8.  Earnings per Share

The following table sets forth the computation of basic and diluted net income per share:

	Year Ended June 30,
	2004	2003	2002
	(In thousands, except per share amounts)
Numerator:
Net income	$1,665	$1,372	$809

Denominator:
Weighted average shares outstanding	17,485	16,809	16,379
Incremental shares attributable to shares exercisable under employee stock plans and warrants	932	32	1,338

Denominator for diluted earnings per share	18,417	16,841	17,717

Net income per share — basic	$0.10	$0.08	$0.05

Net income per share — diluted	$0.09	$0.08	$0.05

9.  Income Taxes

All data in thousands of U.S. dollars.

Income before income taxes comprises of the following components:

	Year Ended June 30,
	2004	2003	2002
France	$(391)	$1,399	$5,300
United States	2,353	(2,478)	(5,808)
Rest of the world	823	3,896	2,117

Total	$2,785	$2,817	$1,609

The provision for income taxes consists of the following:

	Year Ended June 30,
	2004	2003	2002
Current:
France	$22	$170	$205
United States	6	5	5
Rest of the world	364	1,414	542

Total current	392	1,589	752

Deferred and withholding taxes:
Rest of the world	728	(144)	48

Total deferred and withholding taxes	728	(144)	48

	$1,120	$1,445	$800

A reconciliation of income taxes computed at the French statutory rate (34.3% in 2004, 35.4% in 2003 and 2002) to the income tax expense is as follows:

	Year Ended June 30,
	2004	2003	2002
Income tax expense computed at the French statutory rate	$956	$997	$570
Effect of foreign tax rates differential	444	(55)	(34)
Change in valuation allowance	(801)	176	3,272
Capitalization of a loan to a foreign subsidiary	—	—	(3,742)
Other individually immaterial items	521	327	734

Total	$1,120	$1,445	$800

Significant components of the Company’s deferred tax assets and liabilities consist of the following:

	Year Ended June 30,
	2004	2003
Deferred tax assets:
Net operating loss carryforwards	$31,134	$31,369
Acquired intangibles capitalized and amortized for tax purposes	69	51
Provisions and accruals not currently deductible	1,771	1,435
Other	1,036	—

	34,010	32,855
Valuation allowance	(33,854)	(32,753)

Net deferred taxes	$156	$102

The valuation allowance for deferred tax assets increased by $1.1 million, $5.8 million and $4.5 million in FY 2004, FY 2003 and FY 2002, respectively.

In FY 2004, French Fiscal regulations have allowed all net operating loss carryforwards not to expire. As of June 30, 2004 the Company had therefore net operating loss carryforwards for French tax purposes of approximately $39.0 million which have no expiration date. The Company also has U.S. net operating loss carryforwards for federal tax purposes of approximately $41.0 million and for state tax purposes of approximately $25.0 million, that expire in the years 2006 through 2023. The Company has U.K. net operating losses of approximately $2.9 million, which have no expiration date. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

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

10.  Commitments and Contingencies

Commitments

The Company leases its facilities and certain equipment under operating leases that expire through 2011. Future minimum lease payments under operating leases due for the fiscal years ending June 30 are as follows (in thousands):

2005	$3,911
2006	3,512
2007	2,979
2008	1,187
2009 and thereafter	$2,196

Rental expense for the years ended June 30, 2004, 2003 and 2002 was approximately $4.4 million, $4.0 million and $3.5 million, respectively.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

Legal matters

ILOG, Inc. vs. Aspen Technology, Inc. was filed on July 30, 2004, and is pending in the United States District Court for the Northern District of California (Civil Case No. C-04-3123 (CW)). The suit is for breach of contract. Aspentech and ILOG entered into a six year agreement in which Aspentech agreed to pay $300 thousand per year, over a six year period, in exchange for unlimited use of our JViews product. Aspentech paid three of those six payments, but has since refused to make any further payments. ILOG believes that it will prevail in this litigation, which provides for the recovery of attorneys fees to the prevailing party, and that it will receive most if not all of the outstanding fees owed, and that its expenses of litigation will be minimal or otherwise be part of the recovery. This matter is not covered by our insurance and we are paying for the defense costs out of operating budget. At this time, we do not believe that the cost of proceeding with this litigation will materially affect our profitability or revenues in any given quarter.

The second suit in which ILOG is involved is entitled Jensen Denmark A/S and Naicom Technologies vs. ILOG S.A. This suit is pending in France. This suit was brought by Jensen Denmark and Naicom Technologies against ILOG for breach of contract, bad faith, and failure to meet the standard of care owed by a professional consultant. ILOG is in the process of filing a counterclaim in which it will allege that ILOG is entitled to recover from the plaintiffs fees which we incurred but which were not paid, as well as additional damages.

ILOG believes that the plaintiffs claims are without merit and that it will prevail in this litigation on the merits as well as on its counterclaim. This matter is covered by ILOG’s insurance, and our insurance company has accepted the defense of this matter, without reservation or restriction. Since the majority of the expenses of the litigation are being borne by the insurance carrier, we do not believe that this litigation will have any material impact on our operating profits or on our ability to achieve our revenue goals in any quarter.

There are no other significant commitments or contingencies as of June 30, 2004.

11.  Segment and Geographic Information

The Company operates in one reportable segment—software components. The information presented below by segment, and by region, is the same as those used by the Company for its internal reporting purposes, allowing a reliable assessment of our risks and returns. The aim is to provide users of the financial statements with information regarding the profitability and future prospects of the Company’s various activities.

The accounting policies used to provide the information below are in accordance with the Company’s accounting policies as described in Note 1 to the Consolidated Financial Statements.

–	Segment - software components.

In this segment, the Company identifies three natures of revenue:

-	License revenues
-	Maintenance revenues
-	Professional services revenues

Although cost of revenues can be allocated to each nature of revenue, operating expenses are indistinctly incurred for the benefits of all natures of revenue.

	Year Ended June 30,
	2004	2003	2002
	(in thousands)
Revenues:
License fees	$58,163	$56,414	$53,173
Maintenance fees (1)	27,625	21,409	17,523
Professional services fees (1)	16,999	14,374	11,957

Total revenues	$102,787	$92,197	$82,653

Cost of revenues:
License fees	$(1,062)	$(918)	$(1,163)
Maintenance fees (1)	(3,510)	(3,509)	(3,198)
Professional services fees (1)	(14,052)	(11,444)	(9,587)

Total cost of revenues	$(18,624)	$(15,871)	$(13,948)

(1)	Maintenance and professional services fees are aggregated in the same line “services” in our Income Statement.

–	Geography - Operations outside of France consist principally of sales, marketing, finance, customer support, and to a lesser extent, research and development activities. Intercompany sales between geographic areas are accounted for at third party selling price less a discount and are consistent with the rules and regulations of the governing tax authorities. Such transactions are eliminated in the consolidated financial statements.

Financial information allocation is based on subsidiaries site. Identifiable assets are those assets that can be directly associated with a particular geographic area.

The following is a summary of operations within geographic area (amounts in thousands):

	Year Ended June 30, 2004
	Europe	North America	Asia	Total
Total revenues	$39,024	53,369	10,394	$102,787
Income from operations	(885)	2,500	225	1,840
Total assets	59,032	20,596	8,129	87,757
Assets acquisitions	1,515	282	178	1,975
Amortization and depreciation of long term assets	$2,050	1,562	218	$3,830

	Year Ended June 30, 2003
	Europe	North America	Asia	Total
Total revenues	$37,784	43,324	11,089	$92,197
Income from operations	2,406	(1,727)	1,556	2,235
Total assets	52,146	17,025	7,490	76,661
Assets acquisitions	1,838	452	168	2,458
Amortization and depreciation of long term assets	$1,626	1,769	231	$3,626

	Year Ended June 30, 2002
	Europe	North America	Asia	Total
Total revenues	$37,300	37,358	7,995	$82,653
Income from operations	5,962	(4,753)	(313)	896
Total assets	44,061	14,295	5,299	63,655
Assets acquisitions	1,614	3,463	130	5,207
Amortization and depreciation of long term assets	$1,162	1,762	234	$3,158

12.  Related Party Transactions

In 1998 SAP A.G. purchased 685,064 shares in the Company for $10.5 million. In December 1997, SAP and the Company entered into a three-year agreement for the licensing and support of certain ILOG products. Over the three-year period of this agreement, ILOG has received approximately $19.0 million in revenues. In 1999, the agreement was amended to include certain additional ILOG products in exchange for $0.9 million. Since December 2000, the three-year agreement has been extended in exchange for additional license and maintenance fees. For the years ended June 30, 2004, 2003 and 2002 revenues received from SAP A.G. represented respectively 4%, 8%, and 11% of ILOG revenues.

In 1999 Temposoft S.A. entered into a licensing agreement for the Company’s products. Under the terms of the licensing and other recent agreements ILOG received license fees and royalties for certain ILOG products from Temposoft and warrants to purchase Temposoft shares. In September 2001 ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately $260 thousands. As of June 30, 2004 ILOG owned 1.8% of Temposoft. The Company recorded an impairment charge of $0.2 million against its investment in Temposoft as a result of a decrease in the value of the Company. This impairment charge has been recorded on the line “Other net” of the income statement. Since February 1998 Mr. Patrick Albert, the Company’s Technology Fellow, has been a Director of Temposoft. Revenues from Temposoft were $58, $161 and $177 thousands in FY 2004, FY 2003 and FY 2002 respectively.

Fidelity Investments, through various funds under its management, had during 2003 and in prior years control of between approximately 5% and 10% of the Company’s outstanding shares. Fidelity Investments has reduced its share in ILOG below 5% on August 8, 2003. The Fidelity Investments organization, purchased approximately $492, $464 and $752 thousands of software licenses and services from the Company in FY 2004, FY 2003 and FY 2002, respectively pursuant to normal orders and contracts negotiated on an arm’s length basis.

13.  Subsequent event

On July 2, 2004, ILOG bought the intellectual property and other selected assets of the JLOOX product line for €1.4 million (USD 1.7 million) from eNGENUITY Technologies Inc., a Montreal, Canada-based software provider. JLOOX is used for the development of advanced visual applications. It complements the ILOG JViews product line especially in the defense, transportation management and manufacturing markets.

ILOG S.A.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Col. A	Col. B	Col. C		Col. D	Col. E
		Additional
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended June 30, 2004
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$659	$(6)	$—	$69	$584
Valuation allowance for deferred tax assets	32,753	(801)	1,844		33,796

Year ended June 30, 2003
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$692	$58	$—	$91	$659
Valuation allowance for deferred tax assets	26,908	176	5,669		32,753

Year ended June 30, 2002
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$1,074	$7	$—	$389	$692
Valuation allowance for deferred tax assets	22,456	3,272	1180		26,908

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ILOG S.A.

/s/ Jérôme Arnaud
Jérôme Arnaud Chief Financial Officer

Dated: October 5, 2004