Form 20-F/A
period 2004-06-30
ILOG SA
filed 2005-04-07
CIK 1031140

As filed with the Securities and Exchange Commission on April 7, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)

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

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes      No

Indicate by check mark which financial statement item the registrant has elected to follow.   Item 17      Item 18

EXPLANATORY NOTE

ILOG S.A. (“ILOG”) is filing this Amendment to its Report on Form 20-F for its fiscal year ended June 30, 2004, in order to include a disclosure regarding exemptions from certain NASDAQ corporate governance rules under Item 6 of the Form 20-F.

This disclosure speaks as of June 30, 2004.

ITEM 6. Directors, Senior Management and Employees

Exemptions from certain NASDAQ corporate governance rules. This exemption was received on February 12, 1997.

At the time ILOG listed its ADRs with the NASDAQ National Market, it received an exemption from certain corporate governance requirements. NASDAQ rules permit NASDAQ to provide exemptions from the NASDAQ corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. ILOG has received from NASDAQ an exemption from compliance with certain corporate governance standards that are contrary to the law, rules, regulations or generally accepted business practices of France. The exemption, and the practices followed by the company, is described below:

* The Company is exempt from NASDAQ's quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 25% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 33/3% (in the case of an extraordinary general meeting) of the Shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 25% of the Shares is necessary for a quorum in the case of any other type of extraordinary general meeting. The Company has petitioned for this exemption because there are doubts as to whether it would be legally permissible for a French company to adopt in its articles of association quorum requirements that would be more stringent than those prescribed by French law, and this would be, in any event, contrary to generally accepted business practice in France.

ITEM 19. Exhibits

Exhibit 12.1 Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Executive Officer.

     I, Pierre Haren, certify that:

     1. I have reviewed this amended annual report on Form 20-F/A-1 of ILOG;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: April 7, 2005

Name: Pierre Haren
Chairman and Chief Executive Officer

Exhibit 12.2 Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Financial Officer.

     I, Jérôme Arnaud, certify that:

     1. I have reviewed this amended annual report on Form 20-F/A-1 of ILOG;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: April 7, 2005

Name: Jérôme Arnaud
Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ILOG S.A.

By:	/s/ Pierre Haren

Name:	Pierre Haren
Title:	Chief Executive Officer

Date: April 7, 2005