Form 20-F
period 2006-06-30
ILOG SA
filed 2006-10-06
CIK 1031140

As filed with the Securities and Exchange Commission on October 6, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

Or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring the shell company report

Commission File Number: 000-29144

ILOG S.A.

(Exact name of Registrant as specified in its charter)

The Republic of France

(Jurisdiction of incorporation or organization)

9, rue de Verdun, 94253 Gentilly, France

(33)149 08 35 00

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class: American Depositary Shares, each representing one Ordinary Share, par value €1 per share Ordinary Shares, par value €1 per share	Name of each exchange on which registered: NASDAQ National Market NASDAQ National Market*

*

The Ordinary Shares are not traded on the NASDAQ National Market but are registered only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15 of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, par value €1 per share**		18,542,133
**	Including 2,355,534 Ordinary Shares represented by American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one Ordinary Share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    Accelerated filer    Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17    Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  No

Back To Contents

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

These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause the Company’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” including as quarterly fluctuations in our operating results and the price of our Shares or ADSs, factors adversely affecting any one of our three product lines, the need to have sufficient consultants available to staff an unpredictable demand for our consulting services, lost revenues due to consultants with specialized technical expertise occupied on competing consulting engagements, our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases, intense competition and consolidation in our industry, the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results, the increasing number of higher risk fixed price consulting engagements, our dependence on certain major independent software vendors, changing market and technological requirements, our ability to provide professional services activities that satisfy customer expectations, the impact of currency fluctuations on our profitability, changes in tax laws or an adverse tax audit, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of intellectual property infringement disputes, our heavy dependence on our proprietary technology, risks related to acquisitions and minority investments, the impact of dilutive share issuances, or the incurrence of debt and contingent liabilities and write-offs resulting from acquisitions or minority investments, the limitations imposed by French law or our by-laws may prevent or delay an acquisition by ILOG using its Shares, changes in accounting principles that could affect our operating profits and reported results, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.

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

2 | Form 20-F 2006 – ILOG

Back To Contents

PRESENTATION OF INFORMATION

Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “ILOG” are to ILOG S.A. and its consolidated subsidiaries.

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

The Consolidated Financial Statements for the fiscal years ended June 30, 2006, 2005 and 2004 included elsewhere in this Annual Report on Form 20-F are referred to herein as the “Consolidated Financial Statements.” References to fiscal year 2006, fiscal year 2005 and fiscal year 2004 in this Annual Report on Form 20-F mean the fiscal years ending on June 30, 2006, 2005 and 2004, respectively, unless the context otherwise requires.

TRADEMARKS

The following trademarks are trademarks of ILOG in France, in the U.S., and other countries:

ILOG	ILOG CPLEX
ILOG OPL Development Studio	ILOG Constraint Programming
ILOG Solver	ILOG Scheduler
ILOG Turbo Planner	ILOG Dispatcher
ILOG DB Link	ILOG InForm
ILOG Vision	ILOG Views
ILOG JViews	ILOG JTGO
ILOG TGO	ILOG Rules
ILOG JRules	ILOG Server
ILOG Views Maps	OPL Studio
ILOG Configurator	ILOG TGF
ILOG JConfigurator	Powered by ILOG
ILOG JSolver	ILOG Concert Technology
ILOG Business Rule .NET	Think net
ILOG Business Rule Suite	Changing the rules of business
ILOG FabPowerOps (FPO)	ILOG PlantPowerOps (PPO)
ILOG Transport PowerOps (TPO)	ILOG Optimization Decision Manager (ODM)
ILOG Rules for .NET	ILOG Optimization Decision Manager System (ODMS)
ILOG Gantt for .NET	ILOG ODM

This Annual Report on Form 20-F may also contain tradenames or trademarks of other companies.

Form 20-F 2006 – ILOG | 3

Back To Contents

AMERICAN DEPOSITARY SHARES

Pursuant to a program which we sponsor, our Ordinary Shares, or the “Shares”, are traded in the United States in the form of American Depositary Shares, or ADSs. Each ADS represents one Share placed on deposit with JP Morgan Chase Bank, as depositary (the “Depositary”), and is issued and delivered by the Depositary through its principal office in New York City at 60 Wall Street, (36th Floor), New York, New York 10260. Shares may be deposited with the Paris office of BNP Paribas, as custodian (the “Custodian”), or any successor or successors to such Custodian under the terms of the Deposit Agreement, dated as of February 13, 1997 and amended August 1998, between us, the Depositary and the holders of ADSs (the “Deposit Agreement”). The Depositary provides a variety of services to registered holders of American Depositary Receipts, as more fully set forth in the form of the Deposit Agreement which was filed as an exhibit to our Registration Statement on Form F-6 effective with the SEC on February 13, 1997 and amended August 1998 (the “F-6”).

4 | Form 20-F 2006 – ILOG

Back To Contents

TABLE OF CONTENTS

PART I

PART II

A.	Audit Committee financial expert	76
B.	Code of Ethics	76
C.	Principal Accountant Fees and Services	77
D.	Exemptions from the Listing Standards for Audit Committees	77
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	78

PART III

Item 17.	Financial Statements	79
Item 18.	Financial Statements	79
Item 19.	Exhibits	79

Form 20-F 2006 – ILOG | 5

Back To Contents

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information
A.	Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements and related Notes thereto and the other financial information appearing elsewhere in this Annual Report on Form 20-F. The income statement data set forth below for each of the years ended June 30, 2006, 2005 and 2004 and the balance sheet data at June 30, 2006 and 2005 have been derived from our Consolidated Financial Statements included elsewhere herein, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and audited by Ernst & Young Audit, independent registered public accounting firm with the Public Company Accounting Oversight Board (United States). The income statement data set forth below for each of the years ended June 30, 2003 and 2002 and the balance sheet data at June 30, 2004, 2003 and 2002 are derived from audited financial statements not included herein.

The financial statements included herein are presented in U.S. dollars and are prepared in accordance with U.S. GAAP. The Company, as a French corporation publicly listed in France, also prepares financial statements, not included herein, presented in euros and prepared in accordance with International Financial Reporting Standards (“IFRS”) for the fiscal years ending June 30, 2006 and 2005 and prepared in accordance with French GAAP for prior years for the purpose of its listing on Euronext and in accordance with the requirements of the Autorité des Marchés Financiers (the “AMF”).

6 | Form 20-F 2006 – ILOG

Back To Contents

	Year Ended June 30,
	2006	2005	2004	2003	2002
Consolidated Income Statements:	(in thousands, except per share data)
Revenues:
License fees	$66,376	$67,707	$58,163	$56,414	$53,173
Maintenance	38,115	34,158	27,625	21,409	17,523
Professional services	29,068	23,438	16,999	14,374	11,957
Total revenues	133,559	125,303	102,787	92,197	82,653
Cost of revenues:
License fees	1,014	1,031	1,062	918	1,163
Maintenance	4,303	3,870	3,510	3,509	3,197
Professional services	23,055	19,782	14,052	11,444	9,588
Total cost of revenues	28,372	24,683	18,624	15,871	13,948
Gross profit	105,187	100,620	84,163	76,326	68,705
Operating expenses:
Marketing and selling	56,391	53,364	48,815	46,432	44,622
Research and development	28,886	27,224	22,782	18,861	15,289
General and administrative	15,276	13,561	10,726	8,798	7,898
Total operating expenses	100,553	94,149	82,323	74,091	67,809
Income from operations	4,634	6,471	1,840	2,235	896
Net interest income and other (a)	1,114	906	945	582	713
Income taxes benefit (expense)	869	(650)	(1,120)	(1,445)	(800)
Net income	$6,617	$6,727	$1,665	$1,372	$809
Net income per share:
- basic	$0.37	$0.38	$0.10	$0.08	$0.05
- diluted	$0.35	$0.36	$0.09	$0.08	$0.05
Shares and share equivalents used in per share calculations (b):
- basic	17,995	17,815	17,485	16,809	16,379
- diluted	18,936	18,722	18,417	16,841	17,717

(a)	“Net interest income and other” includes interest income and expenses, and other, net.
(b)	See Note 1 of the Consolidated Financial Statements for an explanation of the determination of the number of Shares and Share equivalents used in per share calculations.

	June 30,
	2006	2005	2004	2003	2002
	(In thousands)
Consolidated Balance Sheet Data
Cash and short-term investments	$69,246	$61,730	$52,220	$39,879	$31,368
Net working capital (a)	59,461	51,056	45,077	36,462	29,250
Total assets	118,762	105,811	87,757	76,661	63,655
Total long-term liabilities	1,152	1,042	959	753	515
Shareholders’ equity	$68,812	$58,400	$49,738	$42,292	$35,950

(a)	“Net working capital” consists of total current assets less total current liabilities.
B.	Capitalization and Indebtedness

Not Applicable.

Form 20-F 2006 – ILOG | 7

Back To Contents

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

The following risk factors, together with the other information and ILOG’s Consolidated Financial Statements and the related Notes thereto included elsewhere herein, should be carefully considered in evaluating ILOG and its business before making an investment decision with respect to ILOG’s Shares or ADSs.

Certain risk factors that affect the software industry generally and technology companies specifically also apply to ILOG. Such factors include:

•	increased competition for our products and services, including aggressive pricing strategies by competitors,
•	deferred purchases due to reduced capital investment,
•	a change in technology market conditions which are typified by rapid and unpredictable developments,
•	the effectiveness of our marketing and sales activities,
•	business disruptions due to fires, earthquakes (our offices in France and in western California are located in potential earthquake and/or flood zones),
•	theft of our intellectual property or confidential information, and
•	our acquisition and minority investment strategy.

Any one or more of these circumstances could have an adverse impact on our business, operating revenues, financial results and financial condition. There can be no assurance that any of the risks described in this Annual Report on Form 20-F will not result in problems that materially affect the financial aspects of our business and the price of our Shares and ADSs. In addition, there may be other risks and uncertainties of which we are unaware or that we currently deem immaterial that may adversely affect our Company.

1.	Risks concerning our ability to achieve financial results

Our quarterly operating results have fluctuated significantly as has the price of our Shares and ADSs and they may continue to do so in the future.

Factors causing such fluctuations include:
•	varying demand for our products and services,
•	the size, timing and structure of significant licenses sales and/or royalty payments by customers,
•	cost overruns on fixed price consulting contracts and fluctuations in the profitability and losses associated with consulting contracts,
•	the growing complexity of our customers’ decision making processes,
•	the size of our consulting services staff, which may or may not track customer demand for our services,
•	our periodic reliance on third party consultants to meet temporary increases in demand for our services, which results in lower service margins,
•

seasonality, particularly since a significant proportion of our sales come from Europe where we generally realize lower revenues in the quarter ending September 30th than in the immediately preceding quarter due primarily to reduced economic activity in the summer months,

•	general economic conditions and customer spending on software and information technology products,
•	foreign currency exchange rate fluctuations,
•	analyst expectations and analyst reports and recommendations,
•	stock market performance, particularly in the high-tech sector,

8 | Form 20-F 2006 – ILOG

Back To Contents

•	the timing of product announcements, and
•	a change in the competitive landscape due to a competitor’s increased market share or introduction of a well regarded product.

Revenues from license fees and/or royalties in any quarter are substantially dependent on orders booked and shipped in that quarter and on sales by the Company’s independent software vendors, or ISVs (“Independent Software Vendors”), distributors and resellers.

Our expense levels are relatively fixed. Consequently, if revenue levels decline or are below expectations in any quarter, expense levels could be disproportionately high as a percentage of total revenues, which would have an adverse impact on our results of operations and could result in losses in that quarter. As a result, period-to-period comparisons of operating results are not necessarily meaningful and should not be unduly relied upon to predict future performance. In addition, if our operating results are below the expectations of investors and/or analysts, the price of our Shares and ADSs may fall.

We generate all our revenues from three product lines. Any factor adversely affecting any of these product families could have a material adverse effect on our business, operating results and financial condition.

ILOG’s business rules, optimization and visualization product lines accounted for approximately 42%, 38% and 20% of our license and maintenance revenues in the 2006 fiscal year. We expect that revenues from each of these product lines will continue to represent a substantial portion of our total license and maintenance revenues for the foreseeable future. As a result, any factor adversely affecting one or more of these product lines could have a material adverse effect on our business, operating results and financial condition. In addition, substantially all of our consulting revenue is derived from the implementation and maintenance of software licensed to new customers and the development of applications by our customers using our software. As a result, a decline in the demand for our software would result in a decline in the demand for our consulting services.

We have attempted to increase our consulting services revenue, which required us to hire more consultants and increased our overhead that may not be offset by actual consulting service revenues, particularly during slow periods, which are unpredictable. In addition, our consulting services engagements are complex and require specific technical skills that we may or may not be able to provide due to competing engagements, which could result in lost revenues and lower than expected margins.

In the 2005 and 2006 fiscal years, we significantly increased our consulting services activity. As a result, the demand for our services temporarily exceeded our internal capacity to staff the engagements under contract, necessitating the hiring of additional third party consultants to fulfill the consulting engagements. Third party contractors are more expensive than our staff consultants, and therefore the margins for the consulting services work decreased for those engagements where we were required to use outside contractors.

The number of consulting engagements that we have at any given moment in time fluctuates and is unpredictable. As a result, we cannot be assured that we will have sufficient work to keep our consultants engaged on fee-based projects on a full time basis, thereby potentially increasing our overhead without any corresponding increase in revenues, which could adversely impact our operating results and income. In addition, our consulting services require highly technical and specific skills. We have been constrained in the past, and we may be constrained in the future, in our ability to provide consulting services when consultants with the skills required for a particular engagement are occupied on other engagements, which could result in lost revenues. In addition, due to the complex nature of our consulting services, the actual margins we earn on consulting services could be below the expectations at the outset of the engagement, which could have a negative impact on our net income and Share price.

We have invested in certain vertical markets by developing industry specific products which may or may not yield any increase in profits, particularly due to the high cost of implementation which we provide at reduced costs as an inducement to the sale of these products.

In fiscal year 2006, we continued our work to develop several new optimization products targeted to specific industries. Investments in new products and services are inherently speculative. The revenues we have received from these emerging products have not to date and may not in the future cover the associated development costs, which are still ongoing. Commercial success depends on many factors, including our ability to execute our sales strategy with respect to these products, the commercial acceptance of these products by customers and the general economic conditions in these industries, particularly

Form 20-F 2006 – ILOG | 9

Back To Contents

the semiconductor chip manufacturing, transportation and process manufacturing industries. Our current strategy involves absorbing some of the implementation costs as an inducement to the sale of these products. We cannot be assured that these products will become commercially viable, or will achieve profitability.

The industry in which we operate is characterized by intense competition, consolidation and collaboration in our industry could further increase competition significantly and result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition.

The markets for our products and services are intensely competitive and we expect product and service offerings and pricing competition to increase. We compete with a number of private and public companies in our individual product lines, however, we do not believe we have any competitors across all three of our product lines. Our competitors include, without limitation, by product line: (i) Business Rule Management Systems: Computer Associates, Corticon Technologies, Fair Isaac, Haley, Microsoft, Pegasystems and Red Hat; (ii) Optimization: Cosytec and Dash Associates; (iii) Visualization: SL Corporation and Tom Sawyer. Some of our competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader product offerings and a larger installed base of customers than we do. In addition, some of our competitors have well-established relationships with our current and potential customers. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products and may be able to offer products cheaper than us.

We also face increased competition from companies such as Red Hat, or software developer communities who provide software with some of the functionalities provided in our Rules product on an “open source” or free basis. In addition, we encounter some competition from “low cost” companies in India and other countries, and we compete with companies that provide packaged software with respect to specific applications. In addition, virtually all of our customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing our current or proposed components. This would eliminate their need for our services and components and limit future opportunities. We are, therefore, required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products.

Barriers to entry in our business are generally low and the software industry is currently undergoing consolidation as software companies seek to offer more extensive suites and broader arrays of software products, as well as integrated software and hardware solutions. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. If one or more of our competitors were to merge or partner with another of our competitors, we could face significantly increased competition. New or enhanced products introduced by existing or future competitors could increase the competition faced by our products. Furthermore, companies larger than us could enter the market through internal expansion or by strategically aligning themselves with one of our competitors and may be able to offer cheaper products than us. Our competitors may also establish or strengthen cooperative relationships with our current or future distributors, resellers, original equipment manufacturers or other parties with whom we have relationships, thereby limiting our ability to sell through these channels and reducing promotion of our products.

The ongoing market consolidation and/or increased competition resulting from a combination of our competitors or a competitor’s successful collaboration with our sales partners could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition. See “Item 4.B.— Competition”.

The fact that our products require customization contributes to the extended length and variability of our sales cycle and we often experience a concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of our financial results and cause our Share price to decline.

Because of the horizontal or ‘generic’ nature of the functionality of our software components, additional development to fit the particular customer industry is required. Our vertical products also require customization to enable them to work with a

10 | Form 20-F 2006 – ILOG

Back To Contents

particular customer’s operational parameters and requirements. For our customers that are trying to automate very complex problems, the additional development/customization process can prove difficult and expensive, and therefore purchasing decisions are sometimes difficult to predict and capture accurately in our forecasts.

Our sales cycle is generally three to six months or more and varies substantially from customer to customer and a large number of our software license agreements are consummated in the weeks immediately preceding a quarter end. Our customers are often cautious in making decisions to acquire our products because purchasing our products may involve shifts by the customer to a new software platform or a change in the customers’ operational procedures. Delays in completing sales and changes in the amount of expected customer orders can arise while customers complete their internal procedures to approve purchase expenditures and test and accept our products. In addition, we have been constrained in the past, and we may be constrained in the future, in our ability to provide consulting services due to a lack of resources, which may cause sales cycles to be lengthened or result in the loss of software license sales. The nature and long length of the sales cycle for our products may cause license revenue and operating results to vary significantly from period to period.

We also face difficulty predicting the amount of expected sales and the quarter in which sales to expected customers will occur due to the nature and length of the sales cycle for our products. In addition, the complexity of our consulting engagements can result in delayed deliverables or milestones, resulting in delayed receipt of revenues. We rely on forecasted revenues for planning and modelling our earnings guidance before actual sales are consummated. Forecasts, however, are only estimates and actual results may vary for a particular quarter or longer periods of time. Consequently, significant potential discrepancies between actual and forecasted results could limit our ability to plan, budget or provide accurate earnings and profitability guidance, which could adversely affect our Share price. Any publicly-stated revenue or earnings projections are subject to this risk.

We have undertaken to perform more consulting services work on a contingent fixed price basis, which presents the risk that the work product may not be accepted when finally delivered and therefore we may not be paid for our time or the cost of the engagement may be more than we receive in revenues.

Customer demand for fixed price and/or turnkey consulting engagements is increasing and we are accepting more consulting work on a fixed price basis. Typically, we perform the work for fixed price consulting services at our expense, and our payment for the work performed is contingent on the customer’s acceptance of the work product that we deliver at certain intervals, called milestones, or at the end of the engagement. If the customer does not accept all or part of the work product that we deliver, we may not receive some or all of the anticipated revenues to offset the costs incurred in performing the engagement, which could have an adverse impact on our revenues, net profit and financial condition.

In addition, the risks associated with these engagements include the possibility that we could poorly manage the engagement and not conduct the work in the most cost effective manner. Further, because the fee that is charged for these engagements is determined at the outset, we could underestimate the amount of work that will be required and the engagement could actually result in a loss. Moreover, we could lose other more profitable opportunities because we are required to commit significant resources to fixed price consulting engagements which may turn out to be unprofitable.

We are dependent upon certain major ISVs for a significant part of our revenues.

In fiscal year 2006, 23% of our revenues were generated from ISVs which embedded our software components in their applications, which they in turn sell to their customers. In fiscal year 2006, our largest customer was SAP A.G., an ISV that provided 3% of our revenues, and our next nine largest customers, of which three were ISVs, accounted for a further 11% of our revenues. If any or all of the ISVs decided for any reason to replace our components with their own or a competitor’s technology, discontinued offering any of the applications embedding our components and/or experienced a business downturn, our business, operating results and financial condition would be adversely affected. See “Item 5.A.— Revenues by Geography” and Note 15 to Consolidated Financial Statements.

Form 20-F 2006 – ILOG | 11

Back To Contents

2.	Risks that could adversely affect our business operations

Our ability to acquire, develop and market new products and product enhancements needs to be timely and directed to changing market and technological requirements or our business, operating results and financial condition would be materially adversely affected.

We operate in a highly competitive industry characterized by rapid technological change, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. Accordingly, our future success will depend in large part on our ability to improve our current technologies and to acquire, develop and market new products and product enhancements that address changing market and technological requirements on a timely basis. The development of software products is a complex and time-consuming process. New products and enhancements to existing products can require long development and testing periods. Furthermore, investments in new technology are inherently speculative. Commercial success depends on many factors, including innovativeness, our ability to execute our sales strategy with respect to these products, the commercial acceptance of these products by customers and general economic conditions in the different countries in which we sell our products and in our customers’ industries.

There can be no assurance that we will be successful in acquiring, developing and marketing new products or product enhancements, that we will not experience difficulties that delay or prevent the successful acquisition, development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market and technological requirements and achieve market acceptance. As is customary in the software industry, we have in the past experienced delays in the introduction of new products and features, and we may experience such delays in the future. As a result, revenue from new product and service investments may not be achieved for a number of years, if at all. Moreover, new products and services may not be profitable and even if they are profitable, operating margins for new products and services may not be as high as the margins we have experienced historically. If we are unable, for technological or other reasons, to integrate acquired products, develop new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company’s business, operating results and financial condition would be materially adversely affected.

If our consulting services activities fall below customer expectations, we could lose customers or be required to reimburse customers for licence and service fees paid to us.

In fiscal year 2006, 22% of our revenues were directly provided by our consulting services which are designed to facilitate customer adoption of our products, and accelerate their deployment, so that further license and maintenance revenues can be generated for us. If our consulting services fail to meet or satisfy customer expectations, we could lose customers and we may be required to reimburse customers for license and service fees paid to us.

Currency fluctuations could result in lower profitability for us in dollar terms and the reporting of exchange losses.

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, our financial reporting currency for the financial statements included in this annual report. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar translated amounts to vary from one period to another. Approximately 34% of our sales revenues and 53% of our operating expenses in fiscal year 2006 were denominated in euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms assuming no change in revenue and cost structure. See “Item 5.A. —Non-GAAP Financial Measures.”

Also, currency exchange rate movements of foreign currency denominated receivables and payables recorded by the Company and each of its subsidiaries, including their respective inter-company accounts, result in the reporting of realized and unrealized exchange gains or losses in our income statement. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results. In order to mitigate the impact of exchange rate fluctuations, we enter into foreign exchange derivative financial instruments to protect against foreign currency rate improvements relative to the euro for anticipated cash flows from transactions between the Company and its subsidiaries. While we have a policy of hedging our short-term currency exposures associated with anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro, there can be no assurance that this policy will be successful and/or properly executed. See “Note 4 to the Consolidated Financial Statements”.

12 | Form 20-F 2006 – ILOG

Back To Contents

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

Our license agreements typically contain provisions designed to limit our exposure to potential product liability and other claims due to unforeseen or undetected errors. It is possible, however, that the limitation of liability provisions contained in our license agreements, especially unsigned “shrink-wrap” licenses, may not be effective under the laws of certain jurisdictions. A product liability claim, whether or not successful, could be time-consuming and costly and thus could have a material adverse affect on our business, results of operations or financial position. In addition, we sometimes grant our customers longer than normal warranty periods or provide additional non-standard warranties. We currently have limited insurance against product liability risks or errors and omissions coverage, and there can be no assurance that the current levels of insurance coverage we do have are adequate or that additional insurance would be available to us in the future on commercially reasonable terms or at all.

The loss of services of any of our key personnel could have a materially adverse impact on our business.

Our future success will depend in significant part upon the continued service of our key technical, sales and senior management personnel, including, Pierre Haren, our Chairman and Chief Executive Officer, known in France as the “Président Directeur Général”. We are also particularly dependent upon our technical personnel with expertise in object oriented technology, math programming and artificial intelligence technology.

Our future success will depend on our ability to train, motivate and retain highly qualified technical, sales and managerial personnel, and there can be no assurance that we will be able to do so. Competition for such personnel is intense, especially for technical personnel of the quality of our software architects and scientists. If we were to lose the services of our key technical, sales or senior management personnel or were unable to attract and retain highly qualified personnel in the future our business could be adversely impacted in a material manner.

As a result of our global operations, we are exposed to numerous risks, including logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies.

Our engineering and research and development operations are located primarily in France, except for our CPLEX products which are developed in Incline Village, Nevada, and Mountain View, California. We have also recently opened an office in Shanghai, China which we expect will perform a limited amount of research and development work on our existing products. Our sales and marketing operations are located on four continents, including a new sales office in Australia. These varied locations and the inter-related activities of these groups have in the past led, and in the future could lead to, logistical and communication difficulties.

Further, our global operations may be directly affected by adverse economic, health and geopolitical conditions in the countries where we do business. Approximately 50%, 40% and 10% of our revenues in fiscal year 2006 were from North America, Europe and the Asia-Pacific region, respectively. Worldwide operations are subject to a number of risks, including:

Form 20-F 2006 – ILOG | 13

Back To Contents

•	difficulties and costs of staffing and managing international operations,
•	fluctuations in foreign exchange currency rates,
•	potentially adverse tax consequences,
•	the costs of localizing products for different countries,
•	longer accounts receivable collection periods in certain geographic regions, especially Europe, and greater difficulty in accounts receivable collections,
•	unexpected changes in regulatory requirements,
•	dependence on different independent resellers,
•	dependence on different technology standards,
•	import and export restrictions and tariffs,
•	difficulties in enforcing contractual and intellectual property rights,
•	political instability,
•	disease and related quarantines,
•	more stringent labor laws, boycotts and/or strikes,
•	the burdens of complying with multiple, potentially conflicting laws,
•	the impact of localized business cycles, and
•	regional economic conditions, cyclicality and instability.
3.	Risks associated with our proprietary technology

Intellectual property infringement disputes could cause us significant expense and divert technical and management personnel.

There can be no assurance that we will not receive communications from third parties asserting that our products infringe, or may infringe, on their proprietary rights. We cannot prevent third parties from claiming intellectual property infringement against us. We have been subject to such claims in the past. For instance, in fiscal year 2002 we successfully defended an intellectual property infringement claim by a third party relating to JRules, which defense consumed significant expense and diverted technical and management personnel. In fiscal year 2003, a third party asserted that a feature of our ILOG Solver product infringed their patent. We vigorously contested this assertion as being without merit and while we did not change our position in this regard, we reached an agreement to amicably resolve the matter in a manner that had no material financial impact for the Company.

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

As the number of software products in the industry increases outside of Europe and the functionality of these products further overlaps, we believe that software companies may become increasingly subject to infringement claims. Any such claims against us, with or without merit, as well as claims we initiate against third parties, could be time consuming and expensive to defend or prosecute and difficult to resolve, and could result in product shipment delays. In the event of an adverse ruling in any such litigation, we might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. There can be no assurance that licenses to such technology would be available on commercially reasonable terms or at all.

14 | Form 20-F 2006 – ILOG

Back To Contents

We depend heavily on our proprietary technology. There can be no assurance that our competitors will not develop similar technologies that directly compete with our proprietary technology or that our means of protecting our proprietary rights will be adequate.

We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. We also license our products primarily in object code form, which does not allow our customers access to our source code. Source code is the form in which our proprietary technology is most vulnerable to theft, copying or misappropriation. See “Item 4.B. — Proprietary Rights”.

Despite our efforts to protect our proprietary rights, other companies could seek to design around our proprietary technology and unauthorized parties may attempt to copy, use or make copies of our products or aspects thereof, or obtain or use information that we regard as proprietary. Policing unauthorized use of our products is difficult. In addition, the laws of many jurisdictions do not protect our proprietary rights to as great an extent as do the laws of France and the U.S. In particular, “shrink-wrap” licenses may be unenforceable under the laws of certain jurisdictions and copyright and trade secret protection for software may be unavailable in certain countries. Under current EU intellectual property laws, software does not benefit from patent protection. Consequently, we rely primarily on the copyright laws of the US and France to protect our proprietary rights. We currently have one pending patent application in Japan, jointly filed with Mitsubishi Chemical Kabushiki Kaisha, which has been assigned application number P2003-46543, one pending provisional patent application in the U.S. entitled Method and System for Identifying Conflicting Constraints in Mixed Integer Programs, which has been assigned patent number 60/810,419, and one U.S. patent entitled Interactive Generation of Graphical Visualizations of Large Data Structures, and identified as Patent No. US 6,928,436 B2. We cannot assure you that any patents will be issued with respect to our pending or any future patent applications. Furthermore, these and any other patents we obtain in the future may be circumvented, challenged, invalidated or designed around by other companies. The objective impossibility to adequately protect our intellectual property for these or other reasons could adversely affect our business and competitive position, operating results and financial condition.

4.	Risks relating to business combinations and investments

Acquisitions and minority investments may result in additional liabilities or risks for the Company or the dilution of Share interests or earnings per Share.

Our business strategy includes, among other things, seeking to acquire or make minority investments in companies with complementary product lines, technologies or businesses. Such acquisitions and investments could potentially result in the incurrence of debt and contingent liabilities and write-offs related to goodwill and other intangible assets, which could materially adversely affect our profitability. Were we to pursue one or more acquisitions, there can be no assurance that we will be able to successfully consummate such transactions, achieve the expected rates of return, integrate the acquired assets and business or the acquired companies’ employees successfully into our working environment, and/or retain either our or the acquired companies’ key employees. Similarly, investments in minority interests may not achieve our expected rates of return and are subject to additional risks, including a lack of control or ability to implement our preferred strategies at such companies whose strategies and interests may differ from ours. Such acquisitions and minority investments could also create product liability issues, and could result in a significant diversion of management attention away from the day to day operations of the Company. In addition, acquisitions and minority investments can result in a dilution of the position of our existing shareholders and our earnings per Share if we used Shares to make acquisitions or investments, as well as result in unanticipated legal risks and costs, and liabilities.

Limitations imposed by French law and our by-laws may prevent or delay an acquisition by ILOG using its Shares.

As a French company listed on the Euronext Paris stock market, we are subject to certain requirements not generally applicable to corporations organized in the U.S. For example, our shareholders are subject to voting procedures that are more complicated than for U.S. companies generally. Shareholder approval at an extraordinary shareholders’ meeting must be obtained for any new Shares issued in connection with a business combination, even if we are the surviving entity, or for an acquisition of assets in exchange for our shares. For the coming fiscal year, at such a meeting, the presence, in person or by proxy of shareholders holding one-fourth of the voting Shares upon first notice, and one-fifth of the voting Shares upon second notice, is required for a quorum. The increasing practice of U.S. shareholders not to exercise their voting rights may prevent us from obtaining a quorum for such a meeting and thus impair our ability to obtain shareholder approval for acquisitions, mergers and/or corporate reorganizations.

Form 20-F 2006 – ILOG | 15

Back To Contents

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

Because holders of ADSs do not hold their Shares directly, they are subject to the following additional risks:

•

fluctuations in the exchange rate for converting euros into U.S. dollars may affect the value of ADSs. Specifically, if the relative value of the euro against the U.S. dollar declines, the U.S. dollar equivalent of the euro trading prices of Shares on Euronext and the trading price of ADSs in the United States; the U.S. dollar equivalent of the proceeds that a holder of ADSs would receive upon the sale in France of any Shares withdrawn from the Depositary and the U.S. dollar equivalent of cash dividends paid in euros on the Shares represented by ADSs would also decline,

•

in the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the Depositary cannot convert a foreign currency into U.S. dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurance that the Depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period,

•

in order to vote at general shareholders’ meetings, ADS holders who are not registered on the books of the Depositary are required to transfer their ADSs a certain number of days before a general shareholders’ meeting into a blocked account established for that purpose by the Depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the Depositary must give instructions to the Depositary not to transfer their ADSs during this period before the general shareholders’ meeting. ADS holders must therefore receive voting materials from the Depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the Depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all,

•	ADS holders may not receive copies of all reports from the Depositary or us. They may have to go to the Depositary’s offices to inspect any reports issued.
•	The Depositary and we may amend or terminate the Deposit Agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

Limitations imposed by French law and our statuts, or by-laws, could prevent an acquisition of us.

French law requires any person, acting alone or in concert, who acquires more than 5%, 10%, 15%, 20%, 25%, one-third, one-half, two-thirds, 90% or 95% of our outstanding shares or voting rights, or whose shares or voting rights fall below any of these percentages, to inform us within 5 days of crossing the threshold percentage. A person acquiring, alone or in concert, more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person’s intentions relating to future acquisitions or participation in the management of our company for the following 12-month period. Shareholders who fail to comply with these requirements may be deprived of voting rights for a period of up to five years and may, in some cases, be subject to fines. Under the regulations of the AMF, and subject to limited exemptions granted by the AMF, any person, acting alone or in concert, who comes to own more than 33 1/3% of our share capital or voting rights, must initiate a public tender offer. In addition, French labor laws generally impose an obligation on an entity acquiring a business or product line to assume the role of employer for the employees affiliated with the business or product line being acquired. This may make it difficult for a non-French entity or an international entity with no presence in France to acquire our Company or one of our product lines.

16 | Form 20-F 2006 – ILOG

Back To Contents

It may not be possible for shareholders to effect service of legal process, enforce judgments of courts outside of France or bring actions based on securities laws of jurisdictions other than France against ILOG, its executive officers or directors.

ILOG and a majority of its executive officers and directors are residents of France and other countries other than the United States. In addition, many of the assets of ILOG and such persons are located in whole or in substantial part outside of the United States. As a result, it may not be possible for you to effect service of legal process within the United States upon us or most of such persons, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, judgments of U.S. courts, including those predicated on the civil liability provisions of the U.S. federal securities laws, may not be enforceable in French courts. As a result, our shareholders who obtain a judgment against us or such persons in the United States may not be able to require us or such persons to pay the amount of the judgment.

Item 4.	Information on the Company
A.	History and Development of ILOG

ILOG S.A. is a société anonyme, a form of corporation incorporated under the laws of France. The Company was registered at the Greffe of the Registry of Commerce, Paris on April 7, 1987 for a duration of 99 years. The Company was founded by Mr. Pierre Haren, Mr. Marc Fourrier and Mr. Jérôme Chailloux, with the support of the Institut National de Recherche en Informatique et en Automatique, or INRIA. We are subject to French law and in particular to the French company law and regulations under Book II of the French Code du Commerce, or the Commercial Code, and to Decree No. 67-236 of March 23, 1967 on commercial companies.

We are registered with the French Register of Commerce and Companies of Créteil under number B 340 852 458. Our corporate worldwide purposes may be found in Article 3 of our statuts, or charter, and are summarized as follows:

a)	the consultation and completion of research and studies and generally all services related to intelligent software,
b)	the development, running, distribution and maintenance of hardware and software,
c)	training in these areas of activity, including audiovisual techniques and generally all useful support tools,
d)

the setting-up of new companies, capital contributions, the purchase of securities, mergers, alliances or investment companies or by lease or management lease of any assets or rights or otherwise, directly or indirectly, on our own behalf or on behalf of third parties, for sale or in conjunction with third parties,

e)

the issuance of any guarantees and other collateral security in compliance with the provisions of current laws and regulations benefiting to any company or entity of ILOG group in connection with their activities, as well as the financing of their activities,

f)	the contracting of any loan and generally the use of different methods of financing with a view to facilitating the financing of ILOG’s operations, and
g)

in general all financial, commercial, industrial, civil, real property, personal property transactions or services that may be directly or indirectly related to one of the specified purposes or to any similar or related purpose which may promote the development of ILOG’s assets.

Our registered office is located at 9 rue de Verdun, 94253 Gentilly, France, and our telephone number is +33 1 49 08 35 00. Our agents for service of process in the United States are Corporation Service Company, 6th Floor, 80 State Street, Albany, NY 12207-2543 and CT Corporation, 3 Winners Circle, 3rd Floor, Albany, NY 12205. Our website is www.ilog.com. Information contained on or linked to ILOG’s website is not part of this Annual Report. We make our Annual Reports on Form 20-F and “Document de Référence”, and amendments to these reports, if any, are available free of charge through our website as soon as practical following their respective filing with the SEC and the AMF.

In 1987, we began shipping software components developed in the LISP programming language. In 1992, we started to transition our products to the C++ programming language. In 1993, we began shipping ILOG Views and ILOG Solver. In 1997, we acquired the business of CPLEX Optimization, Inc., or CPLEX, located in Incline Village, Nevada, which provided linear based

Form 20-F 2006 – ILOG | 17

Back To Contents

optimizer products written in the C programming language. In the late 1990s, we started to introduce Java versions of our products. We introduced a C# version of some of our visualization products in fiscal year 2004 and of our BRMS products in fiscal year 2005. C# is a programming language developed by Microsoft.

Our software development efforts are mostly based in France, except for the CPLEX products, which are developed in Incline Village, Nevada, and Mountain View, California. Until 1995 our sales were concentrated in Europe, particularly in France. In 1995, we started to expand our sales efforts globally by establishing a major sales presence in the U.S. and Asia and acquiring CPLEX in 1997, which has resulted in revenue and expense growth.

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

Our Company

ILOG is a worldwide provider of enterprise software and services. We develop, market, sell and support business rule management systems, or BRMS, as well as optimization-based decision tools and applications, and visualization software components that help organizations make better decisions faster and manage change and complexity.

We believe that business software applications have not historically been able to meet rapidly changing business environments easily. Significant amounts of data, embedded software application code and outdated software systems are each impediments to an organization’s ability to adapt to changing business conditions. We believe that our BRMS offering gives organizations the ability to “design agility” into their software systems, allowing them to address the challenges of business change in a cost-effective way. BRMS also helps organizations centralize their business rules, or policies, in one or a few repositories, facilitating their maintenance and ensuring consistent deployment across the company. Another key benefit of BRMS is that it can be implemented “on top” of existing software.

ILOG’s optimization software allows companies to optimize the allocation of their personnel and equipment resources. For example, in order to maximize their profitability, a parts supplier would seek to maintain a low inventory of parts while still having a sufficient number on hand to fill current demand. ILOG’s optimization components, as well as its vertical offerings, allow companies to decide what factors are important for profitability, such as minimal inventory in the above example and to then create an application that produces the ‘optimal’ configuration of resources to achieve the company’s goals.

ILOG’s visualization software components provide graphical user interfaces for software developers who create applications that are used in telecom network management, the airline industry and other businesses where the visual display of information is an important tool to the management and success of the business.

We currently have business locations in nine countries, but have two principal locations where our management is based. Our principal executive offices are located at 9 Rue de Verdun in Gentilly, France, a suburb of Paris. Our U.S. executive offices are located at 1080 Linda Vista Avenue in Mountain View, California, in the San Francisco Bay Area.

Business Strategy

Our business strategy is focused on the following key areas:

Establish Business Rule Management Systems as an Enterprise Software Platform. We are seeking to promote business rule technology through our BRMS products as essential information technology infrastructure for Global 2000 companies.

18 | Form 20-F 2006 – ILOG

Back To Contents

Most large companies today develop a number of custom software applications internally, and in many cases these custom applications are mission-critical. To ensure efficiency and stability, development teams typically build these custom applications using application platform suites from the biggest platform vendors, including IBM, Oracle, SAP, Microsoft, and to a certain extent BEA and Sun. We are seeking to leverage the strong presence of these software vendors in the marketplace to drive BRMS sales by designing our BRMS products to work with these software vendors’ platforms and by also developing connectors and interfaces for use of our BRSM products with these platforms.

Create a Broader Market for Optimization Products. We are seeking to extend the penetration of our optimization products by promoting our products to a broader audience. Our efforts in this regard include selling our products directly to customers as well as through third party channels, and by developing vertical solutions. Our development tools now include Optimization Decision Manager, or ODM, which enables developers to develop and deploy optimization software applications faster by allowing business users, through a packaged business user interface, to take part in the rapid prototyping and iterative development needed to specify key performance indicators, business rule templates, solution views and business goals. In addition, our OPL Development Studio product is a development environment which can expedite the development and deployment of software designed to optimize resource allocation because it contains an intuitive programming language that reduces coding when used with our component libraries. We have also developed new software applications focused on specific scheduling and planning opportunities in the manufacturing and transportation markets, and we are hopeful that these solutions will be well received in these markets.

Leverage Business Process Management Software Trends. We believe the push for greater process efficiency as well as the growing popularity of Service Oriented Architecture, hereafter referred to as SOA, is driving the demand for Business Process Management, referred to herein as BPM. BPM enables an organization to manage its inter-dependent processes, such as sales, shipping and invoicing, by using a single “language” that is universally understood by all of the software used to manage those processes, thereby eliminating the need to repeatedly enter the same data for each step in the process. A BPM will either use services in connected applications to perform business operations, such as calculating a repayment plan for a loan, or will send messages to human workers requesting they perform certain tasks which necessitate human input. We believe that a key feature of ILOG’s BRMS is that the business manager can make changes to the process in real time by changing the “rules” directing the flow of work or automating the decisions (for example, “if the debtor is more than 10 days late, then charge a 10% penalty as part of the loan repayment plan”) which means that changes in the process can be moved into operation relatively quickly. In the past, such rule changes required recoding of the software application by a software developer, which was a lengthy process.

We believe the need for more flexibility and greater control over internal processes to address the requirements for more corporate tracking and accountability have created opportunities for our products. Our BRMS and optimization components deliver real-time decision making capabilities to the processes managed by BPM systems and can empower business users to manage these decision rules directly, while our visualization components provide a real-time visual display of the process as it is being executed.

Strengthen our Services Offerings. We are actively promoting and improving our consulting services offerings. These services are designed to facilitate customer adoption of our products, and accelerate their deployment, so that we can generate further license and maintenance revenues. As part of our consulting service offering improvements, we have developed service packages and a methodology for assessing, designing and implementing business rules application projects to help our customers accelerate their development work which in turn allows them to deploy applications sooner.

Grow Alliances with Strategic Systems Integrators and Software Vendors. We have established co-selling and co-marketing relationships for ILOG products with leading BPM and Enterprise Application Integration, or EAI, vendors. In an effort to extend our market reach, we have also entered into co-selling arrangements with leading systems integrators, such as Accenture, BearingPoint, CapGemini, Infosys, Wipro, and IBM Global Services, as well as regional integrators. We have also partnered in co-selling activities with BEA, IBM, Oracle, Microsoft, and BPM and workflow vendors, such as Adobe, Documentum, FileNet, Fujitsu, HandySoft, and Vitria among others.

Expand Revenues from Software Vendors. Our agreements with ISVs have consistently been a key part of our business strategy, because they enable the deployment of our software. ISVs embed portions of our software into their applications in order to avoid being required to develop certain software attributes, such as a user interface, in the case of our visualization

Form 20-F 2006 – ILOG | 19

Back To Contents

products, or functions, such as a rule engine for processing the rules that govern or contribute to the output of the application. This reduces development time for ISVs and allows them to introduce their application on the market sooner than if they had to develop all of the functionalities themselves. Through ISVs we are able to penetrate and indirectly derive revenue from business application markets that we would not otherwise be able to access directly. ISVs generate revenues for us when they embed one or more ILOG components into their products. As of June 30, 2006, we have entered into agreements with 465 ISV partners, of which 243 of these ISVs generated approximately 23% of our revenues in fiscal year 2006.

Increase Penetration of our Existing Customer Base. A key component of our strategy is to achieve additional revenues from existing customers by selling additional licenses or unlimited use application-specific licenses, helping our customers extend the use of our software to new projects, and by promoting unlimited use, enterprise-wide licenses.

Products

We offer software for business rule management, optimization and visual interfaces. Our software is designed to be flexible and can be deployed on a wide range of hardware and software platforms. We have also developed several industry-specific applications for use in the semiconductor chip manufacturing, transportation and process manufacturing sectors. These products are capable of being incorporated into a customer’s existing business operation following a limited development/custom implementation cycle.

Our high-performance software products are sold in object code form delivered on CD-ROM or over the internet. Our software is sold to C, C++, C# or Java developers within information technology (IT or MIS) departments of end-user enterprises or to system integrators, value added resellers, referred to herein as VARs, ISVs, and original equipment manufacturers, referred to herein as OEMs. Our software facilitates rapid development and deployment of complex applications by providing pre-written portions of the software in order to reduce the time, cost and risk associated with the application development cycle. Our software can be purchased for integration into new or existing applications individually or in combination with other softwares, and runs on the most popular Windows and UNIX platforms as well as on some main frame architectures and can be used to facilitate client-side, server-side, Web or SOA-related development efforts.

Our product revenue can be analyzed as follows:

	Year ended June 30, 2006			Year ended June 30, 2005			2006 Percentage Increase (decrease) over 2005
	Licenses	Maintenance	Total	Licenses	Maintenance	Total	Licenses	Maintenance	Total
	(in thousands, except percentages)
Business Rules	$29,553	$14,141	$43,694	$29,698	$10,671	$40,369	—	33%	8%
Optimization	24,242	15,485	39,727	20,825	14,771	35,596	16%	5%	12%
Visualization	12,581	8,489	21,070	17,184	8,716	25,900	(27%)	(3%)	(19%)
Total Revenues	$66,376	$38,115	$104,491	$67,707	$34,158	$101,865	(2%)	12%	3%

Business Rule Management Systems

Our BRMS products allow policy managers to write their business rules in a familiar business language and manage them in a central repository. Business people have control over exactly how their business rules are being executed, and the system is designed to facilitate change when business rules change. ILOG’s enterprise-class BRMSs cater to developers by enabling them to develop flexible applications based on best practices in application development, and also to policy managers by empowering them to manage their policy implementations as business needs change, rather than on an information technology schedule.

We currently have the following BRMS products:

•

ILOG JRules is the foundation of ILOG’s enterprise-level BRMS for Java. It has four main components: Rule Team Server allows policy managers to create, edit, store and maintain business rules; Rule Studio for developers provides integration with the Eclipse environment for application development; a high-performance Rule Execution Server for transforming the rules into actions, a Rule Scenario Manager that enables business policy managers to perform what-if analyses.

20 | Form 20-F 2006 – ILOG

Back To Contents

•	ILOG Rules is the C++ version of ILOG JRules.
•

ILOG Rule for .NET is ILOG’s BRMS offering for the Microsoft .NET platform. It contains most of ILOG JRules components and integrates into the Microsoft Office suite allowing business users to edit business rules in this environment.

Optimization Products

ILOG’s optimization software is widely used around the world. Over 1,000 organizations, including 49 of the largest 100 companies in the world, use ILOG optimization tools and engines to build and maintain custom software applications that help them make better decisions in planning, scheduling, investments, pricing, procurement and other core business processes. More than 100 software companies, including SAP, Oracle, i2, Manhattan Associates, Sabre and Siemens embed ILOG optimization engines in their application products. Planning and scheduling flexibility is a core requirement in manufacturing, transportation and investment management and is increasingly important in the services, utility, energy, mining, and retail sectors. ILOG’s optimization products are also used in the research and teaching programs at over 500 universities worldwide.

Optimization-based decision support applications built with ILOG’s Optimization Decision Management System, or ODMS, make optimization applications easier to use and allows the developer or business user to preview the results before going live. With scenario creation and comparison features, ILOG ODM-based applications help business users understand trade-offs and choices without requiring any training in advanced mathematics. The products in ILOG’s ODMS product suite are:

•	ILOG CPLEX is a math programming engine, able to optimally solve linear programs and mixed-integer programs.
•

ILOG CP (Constraint Programming) is a set of constraint programming engine, able to find feasible solutions to routing and scheduling problems that cannot be solved by math programming. It is made up of ILOG Solver, ILOG Scheduler, and ILOG Dispatcher.

•	ILOG OPL-CPLEX Development System is a full featured, specialized Integrated Development Environment, or IDE, for building, testing, debugging, tuning, and deploying optimization models.
•

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

Supply Chain Planning and Scheduling Applications

Because of the importance of planning and scheduling in manufacturing and transportation and the gaps that exist in certain detailed scheduling areas, ILOG offers three software application products:

•	ILOG Fab PowerOps is an application designed to improve scheduling for wafer processing in semiconductor manufacturing operations.
•	ILOG Plant PowerOps is an application designed to assist the planning and scheduling of standard discrete and process manufacturing production processes.
•	ILOG Transport PowerOps is an application designed to assist route planning and scheduling for the trucking industry.

Visualization Products

Our data visualization software provides visually-rich graphical user interfaces. Today, we sell the following products:

ILOG JViews is a set of portable software components based on the Java technology that enable customers to quickly and easily make user interfaces for different domains and different platforms. In particular, JViews offers 2D and 3D geographical services, schematic and monitoring interfaces, visual dashboards, automatic layout of graphs, professional charts, Gantt displays and network visualization. Development teams are able to leverage the power of JViews to build many different types of applications, such as business process modelers, data analysis tools, business activity monitoring consoles, logistics and scheduling displays, network supervision tools, tactical displays for the defense industry, and many more. The resulting

Form 20-F 2006 – ILOG | 21

Back To Contents

applications can be run on desktop computers or they can be deployed on the Internet as Web interfaces. Each component of this product line can be purchased separately.

ILOG Views is a development environment for the creation of portable user interfaces based on the C++ technology. It offers a very robust foundation for building a wide range of 2D interactive displays, such as command and control interfaces, mapping applications, charts and Gantt displays, modeling and graphing tools. ILOG Views also contains specialized components to connect graphical displays to various local or remote data sources of the enterprise, such as databases or XML. The resulting applications can be deployed on many different platforms, such as Windows, Unix or Linux.

ILOG Gantt for .NET is a major evolution of the Gantt chart modules, already available in the Java and C++ product lines. This product allows developers who have selected the .NET technology from Microsoft to quickly build planning, scheduling and project management front-ends. ILOG Gantt for .NET comes with standard visual representations of resources, tasks, calendars, load charts and scheduling constraints, but also offers ready-to-use algorithms to automatically optimize a schedule, according to the multiple constraints specified by the user. Applications can be deployed on Windows desktops or as Web interfaces.

On July 2, 2004, ILOG bought the intellectual property and other selected assets of the JLoox product line for €1.5 million (USD 1.8 million) from eNGENUITY Technologies Inc., a Montreal, Canada-based software provider. Its installed base has been given access to all of our software, and more particularly to our ILOG JViews product line.

Applications

ILOG software is used in a wide range of applications in the manufacturing, financial services, transportation, communications, public and defense and aerospace sectors. Below is a summary of the types of applications developed by customers using our products by industry sectors.

Manufacturing		Communications
Supervision and Data Visualization		Network and Systems Management
•	Equipment performance analysis	•	Network visualization
•	Geographic information systems	•	Configuration management
•	Process monitoring and control	•	Fault management
•	Quality analysis	•	Performance management
Resource Optimization		•	Security management
•	Equipment configuration and diagnostics	Service Management
•	Logistics and distribution planning	•	Dynamic tariff policy management
•	Manpower planning and crew scheduling	•	On-demand service provisioning
•	Production line scheduling	•	Flexible invoicing
Production Planning		Network Planning
•	Supply chain logistics	•	Economic analysis
•	Warehouse management	•	Ground and space equipment scheduling
		•	Satellite mission planning
Financial Services		•	Network modelling
Asset Management
•	Online investment management	Public Sector
•	Online trading	•	Health and human services eligibility screening systems
•	Online financial planning & advisory services	•	Tax and revenue management
•	Portfolio management & optimization	•	Fraud detection
•	Risk management	•	Grant management
•	Automated trading	•	Information technology consolidation and shared services
•	Order generation & management
•	Straight-through-processing
•	Credit decisioning

22 | Form 20-F 2006 – ILOG

Back To Contents

•	Fraud detection	Defense & Aerospace
•	Consumer and Commercial Lending	Command, Control, Communications and Intelligence(C3I) systems
•	Loan origination	Geographic information systems
•	Loan underwriting	•	Image processing
•	Loan servicing	•	Electronic war
•	Credit scoring	•	Signal intelligence (SIGINT)
Insurance		Strategic & Mission Planning
•	Underwriting	•	Effects-based operations
•	Claims processing	Homeland Security & Law Enforcement
•	Billing

		•	Customs, ports and border management
•	Commissionning	•	Emergency response
Accounting		•	Risk management
•	Accounts postings management
•	Pricing	Across Industry Solutions
Business Process Management
Transportation		•	Enterprise Performance Management
Resource Optimization		•	Business Activity Monitoring
•	Airport counter, gate and belt allocation	•	Customer care & billing
•	Crew allocation	•	Compliance
•	Distribution planning	Order fulfillment
•	Equipment scheduling	CRM/Customer Relation Management
•	Fleet management	•	Interactive selling systems
•	Maintenance planning and scheduling	•	Web personalization
•	Capability analysis
•	Timetabling
•	Traffic planning
•	Warehouse management
Supervision & Data Visualization
•	Geographic information systems
•	Traffic monitoring
•	Vehicle tracking systems
•	Security

Maintenance

Customer support is provided globally from our primary customer support centers in Gentilly (France), Mountain View (California), Japan and Singapore. All of our maintenance subscribers receive access to our online support center, a designated telephone support center, as well as to new releases and enhancements of the products they licensed.

We have four different levels of customer support offerings. Our standard maintenance offering allows customers to call us with general usage questions or to report problems during the regular office hours of the customer support center to which they have been assigned. For after hours support, we have a 24 hour, 5 days per week ‘follow the sun’ offering, which allows customers to call any one of our support centers around the world during that support center’s regular hours of operation. We also have a 24/7 offering, which allows subscribers to call a member of our customer support staff anytime of the day or night to report problems that are having a critical impact on the customer’s ability to do business. Lastly, we have a VIP option which provides a commitment from ILOG to resolve a problem or provide a workaround for critical errors before the end of the next business day following receipt of the problem. Generally, our customers subscribe to one or more of these maintenance offerings.

Professional Services

We provide consulting and training services to assist customers in the design, development and deployment of their applications when using our software components and products.

Form 20-F 2006 – ILOG | 23

Back To Contents

Consulting Services

Our consulting services provide expertise in the design, development and deployment of business applications based on our BRMS, optimization and visualization products. This expertise leverages our experience building vertical applications in areas, including telecommunications, supply chain management, manufacturing, financial services, commercial and residential lending, transportation, defense and government. Most of our engagements are delivered on a time and materials basis. Our fees for this type of engagement are based primarily on the seniority of the consultant(s) staffing the engagement and the duration of the engagement. We sometimes discount our fees for longer engagements, or where the customer has a series of successive engagements. We are less likely to discount our fees where the engagement is short or where the customer presents a credit risk.

Customer demand for fixed price and/or turnkey consulting engagements is increasing and we are accepting more consulting work on a fixed price basis. Typically, we perform the work for fixed price consulting services at our expense, and our payment for the work performed is contingent on the customer’s acceptance of the work product that we deliver at certain intervals, called milestones, or at the end of the engagement. If the customer does not accept all or part of the work product that we deliver, we may not receive some or all of the anticipated revenues to offset the costs incurred in performing the engagement, which could have an adverse impact on our revenues, net profit and financial condition.

These fixed price engagements are usually entered into with one of our System Integrator partners responsible for development of the finished application. We also sometimes act as a subcontractor for a prime contractor who is responsible for a bigger, more comprehensive development project. Since no two consulting projects are the same, there is an inherent risk associated with fixed price engagements. We have to estimate the amount of time a given project will require at the outset of the project before we have an opportunity to fully assess all of the potential pitfalls or challenges presented by the scope of work. In addition, customer requirements frequently are modified during the development cycle as choices driven by trade-offs between the ‘perfect solution’ and practical realities present themselves. Accordingly, since we accept some level of unquantifiable risk with these engagements we price them conservatively in an attempt to ensure that we can deliver the services promised and still achieve our projected consulting margins. On rare occasions, we have entered into projects where part of the work is performed on a time and materials basis and another part is on fixed price terms. The determination of which part of these mixed arrangements will be performed on a time and materials or fixed price basis is made on a case by case basis. Due to the complex nature of our consulting services, the actual margins we earn on consulting services could differ from the expectations set at the outset of the engagement.

Our consulting resources are located in major countries around the world and we periodically supplement them with third-party consulting contractors as needed. Third party contractors are more expensive than our staff consultants, and therefore the margins for the consulting services work is decreased for those engagements in which we are required to use outside contractors. See “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results—We have attempted to increase our consulting services revenue, which required us to hire more consultants and increased our overhead that may not be offset by actual consulting service revenues, particularly during slow periods, which are unpredictable. In addition, our consulting services engagements require specific technical skills and are unpredictable and fluctuate, which could result in lost revenues and lower than expected margins.” and “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results—We have undertaken to perform more consulting services work on a contingent fixed price basis, which presents the risk that the work product may not be accepted when finally delivered and therefore we may not be paid for our time, or the cost of the engagement may be more than we receive in revenues.”

Customer Education and Training

We offer training programs so that our customers can gain expertise using our BRMS, optimization, and visualization products. Regular classes are held in our offices worldwide, and we also provide training at customer sites upon request.

Sales and Marketing

We market and sell our products and services worldwide through our direct sales organization and indirectly through value-added resellers, or VARs, systems integrators, ISVs, Other Equipment Manufacturers, or OEMs, and distributors. Our field sales organization is divided into geographic regions based in the Americas, Asia-Pacific and Europe. We have field account

24 | Form 20-F 2006 – ILOG

Back To Contents

managers, who manage the customer relationship, and field technical engineers, who manage the technical requirements, perform demonstrations and/or develop proof-of-concept projects for our customers. We also have a telesales organization, known as ILOG Direct which sells primarily our JViews and CPLEX products, and which also handles our academic sales. ILOG Direct focuses on higher volume product sales, while the field sales team focuses on growing and fulfilling large and complex business opportunities, and consulting projects. We also have an alliance organization in charge of recruiting and managing our partner relationships.

Our sales cycle is approximately three to six months, but varies substantially from customer to customer. It can be longer if the process involves a request for proposal, or RFP, or if the customer wants to conduct an extensive evaluation of our software prior to making a purchase. See “Item 3.D. Risk Factors—1. Risks concerning our ability to achieve financial results—The extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter could result in substantial fluctuations in operating results and may prevent accurate forecasting of our financial results and cause our share price to decline.”

To support our sales efforts, we conduct marketing programs, including advertising, direct mail, public relations, web-based and in-person seminars, participate in trade show exhibitions and engage in ongoing customer communications activities and events.

Research and Product Development

Our continued success depends on our ability to continue innovating in our areas of expertise and to anticipate and incorporate new features and functions into our products that may become critical in the future. As a result, we have committed, and expect to continue to commit, substantial resources to our research and development efforts. In fiscal year 2006, we spent $28.9 million, net of government funding, on research and development, representing approximately 22% of sales, as compared with $27.2 million and $22.8 million in fiscal year 2005 and fiscal year 2004, respectively. Our developers also work closely with customers to gain insights into usability and they actively engage with the scientific and academic communities to ensure our products stay on the cutting edge of their respective disciplines. To date, we have primarily relied on in-house development for our products, performed in our research and development centers in Gentilly and Sophia Antipolis, France, Mountain View, California and Incline Village, Nevada, but all of our products contain open-source code for which we do not have to pay a licensing fee and we have licensed some technology from third parties, especially for our ILOG Fab PowerOps product.

Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company’s products has been of relatively short duration, development costs qualifying for capitalization were insignificant during the years ended June 30, 2006, 2005 and 2004, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

Customers

In fiscal year 2006, we sold our products and services to over 2,500 customers(1) in approximately 30 countries. Our customers represent software vendors, governmental and educational institutions and major corporations operating in a wide range of industries. Below is a partial list of customers, by industry segment, who have made purchases of our software and/or services over the last two years.

(1)      Customers, as used here, include divisions and subsidiaries of multinational entities and congloeates.

Form 20-F 2006 – ILOG | 25

Back To Contents

Manufacturing		Communications
Chevron Texaco Daimler Chrysler Danone Ford Motor Company Hewlett-Packard SAP	i2 Technologies Manugistics MG Industries Nissan Motor Co. Ltd Oracle	Alcatel AT&T France Telecom Nokia Nortel NTT	Orange O2 Siemens Verizon Vodafone
Financial Services		Public Sector
Bank of America Barclays Global Bear Stearns CitiGroup Credit Suisse First Boston Deutsche Bank Santander Group Fannie Mae	Lehman Brothers MetLife Radian Group 21st Century Insurance Visa Zurich Insurance Freddie Mac	Department of Work and Pensions (U.K.) Bearing Point: State of Minnesota Department of Employment and Economic Development	Government of the District of Columbia U.S. Postal Service U.S. Department of Veterans Affairs
Travel and Transportation		Defense & Aerospace
Air France Deutsche Bahn DHL FedEx French National Railway (SNCF)	Schneider Logistics Lufthansa Northwest Airlines Sabre Easyjet	Alcatel Space Industries CNES Deutsche Flug Sicherung (DFS) EADS CASA	Lockheed Martin Northrop Grumman
Across Industry Solutions
Hewlett-Packard		Harrah’s Entertainment Inc.

Competition

The markets for our products and services are intensely competitive and we expect product and service offerings and pricing competition to increase. We compete with a number of private and public companies in our individual product lines, however, we do not believe we have any competitors across all three of our product lines. Our competitors include, without limitation, by product line: (i) Business Rule Management Systems: Computer Associates, Corticon Technologies, Fair Isaac, Haley, Microsoft, Pegasystems and Red Hat; (ii) Optimization: Cosytec and Dash Associates; (iii) Visualization: SL Corporation and Tom Sawyer. Some of our competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader product offerings and a larger installed base of customers than we do. In addition, some of our competitors have well-established relationships with our current and potential customers. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products and may be able to offer products cheaper than us.

We also face increased competition from companies such as Red Hat, or software developer communities who provide software with some of the functionalities provided in our Rules products on an « open source » or free basis. In addition, we encounter competition from “low cost” companies in India and other countries, and with companies that provide packaged software with respect to specific applications. In addition, virtually all of our customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing our current or proposed components. This would eliminate their need for our services and components and limit future opportunities. We are, therefore, required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products.

Barriers to entry in our business are generally low and the software industry is currently undergoing consolidation as software companies seek to offer more extensive suites and broader arrays of software products, as well as integrated software and hardware solutions. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. If one or more of our competitors were to merge or partner with another of our competitors, we could face significantly increased competition. New or enhanced products introduced by existing or future competitors could

26 | Form 20-F 2006 – ILOG

Back To Contents

increase the competition faced by our products. Furthermore, companies larger than us could enter the market through internal expansion or by strategically aligning themselves with one of our competitors and may be able to offer cheaper products than us. Our competitors may also establish or strengthen cooperative relationships with our current or future distributors, resellers, original equipment manufacturers or other parties with whom we have relationships, thereby limiting our ability to sell through these channels and reducing promotion of our products.

The ongoing market consolidation and/or increased competition resulting from a combination of our competitors or a competitor’s successful collaboration with our sales partners could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition. See “Item 3.D. Risk Factors—1. Risks concerning our ability to achieve financial results— The industry in which we operate is characterized by intense competition, consolidation and collaboration in our industry could further increase competition significantly and result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition”.

Proprietary Rights

We believe we own or have licensed the proprietary rights of our software products. We have attempted to protect our proprietary rights through a number of ways:

•	we require persons with access to our proprietary information to sign confidentiality agreements;
•	we restrict access to our source codes;
•

we rely on laws and regulations regarding trade secrets and copyrights, to protect our software products, our documents and various written materials, however, such laws provide only limited protection; and

•	we are prepared to litigate to protect our proprietary technology, relying on copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions.

ILOG S.A., our parent company, owns all of our intellectual property rights. Our subsidiaries license the ILOG intellectual property from our parent company which is, in turn, licensed or sub-licensed, to our customers or our resellers. For these licensing rights, the subsidiaries pay the parent company a royalty based on the subsidiaries’ revenues.

In the event of litigation or a dispute over ownership or independent development of our products, we may need to establish what source code we developed and when. Accordingly, ILOG’s source codes have been deposited in France with the national software protection agency (the “Agence pour la Protection des Programmes”), with NCC Escrow International Limited in the U.K., and with NCC Group, Inc. and Digital Systems Innovations, Inc. (DSI), in the United States. See “Item 3.D. Risk Factors—3. Risks associated with our proprietary technology”.

Seasonality

A significant proportion of our sales come from Europe. Similar to many countries in the software industry with significant sales outside of the United States, we generally realize lower revenues in the quarter ending September 30 than in the immediately preceding quarter due primarily to reduced economic activity in the summer months. See “Item 3.D. Risk Factors—1. Risks concerning our ability to achieve financial results—Our quarterly operating results have fluctuated significantly as have the price of our Shares and ADSs and they may continue to do so in the future”.

Insurance

We currently have limited insurance against product liability risks and errors or omissions coverage, and there can be no assurance that the current levels of insurance coverage we do have are adequate or that additional insurance would be available to us in the future on commercially reasonable terms or at all. We have general liability and errors and omission insurance coverage up to a total of €29.5 million per year in France and $12 million per year in the U.S., which is limited to €12 million and $11 million per occurrence, respectively. We also have Directors and Officers insurance covering certain liabilities of our

Form 20-F 2006 – ILOG | 27

Back To Contents

directors and officers as well as local property insurance coverage for each of our offices worldwide. See “Item 3.D. Risk Factors—2. Risks that could adversely affect our business operations—Errors in our software products could result in warranty or product liability claims against us”.

C.	Organizational Structure

ILOG S.A. is the holding company of the group, which is composed of the following wholly owned subsidiaries:

•	ILOG, Inc. (U.S.),
•	ILOG Ltd. (U.K.),
•	ILOG GmbH (Germany),
•	ILOG SA (Spain),
•	ILOG (Pte) Ltd (Singapore),
•	ILOG Ltd. (Japan),
•	ILOG Australia PTY LTD, created in fiscal year 2006, and
•	ILOG Software Technology (Shanghai) Co. Ltd, created in fiscal year 2006.

In fiscal year 2005, ILOG acquired 12.5% of a South Korean company called RTO. The RTO investment has been accounted for under the equity method in our 2005 and 2006 financial statements.

Our executive officers are located at the head office of our parent company in France and at our largest subsidiary, ILOG, Inc., in California.

D.	Property, Plant and Equipment

Our corporate headquarters are located in Gentilly, France, a suburb of Paris, in premises consisting of approximately 62,000 square feet under leases expiring from 2007 to 2013. We have our U.S. headquarters in Mountain View, California, in premises consisting of approximately 36,000 square feet under a lease expiring in 2007. We maintain a research and development facility in Sophia Antipolis, in the south of France, in premises consisting of approximately 12,000 square feet under leases expiring from 2007 to 2014. We maintain a sales office and research and development facility in Incline Village, Nevada, in premises consisting of approximately 5,000 square feet under a lease expiring in 2007. In addition, we have leased sales offices in Arlington, Virginia; Farmington Hills, Michigan; and Southborough, Massachusetts, with approximately 12,000 square feet in aggregate under leases expiring from 2007 to 2011. We also maintain leased sales and customer support offices in Bracknell, near London, England; Bad Homburg, near Frankfurt, Germany; Madrid, Spain; Singapore; Shanghaï and Beijing, China; and Tokyo, Japan, with approximately 39,000 square feet in aggregate. Our minimum future commitment under these office leases as of June 30, 2006 amounted to approximately $12.4 million.

We periodically purchase and capitalize software and hardware equipment, which are used internally. In fiscal year 2006, this expenditure totaled appreciatively $1.9 million.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read together with our Consolidated Financial Statements and the Notes to those statements included elsewhere in this Annual Report on Form 20-F. The Consolidated Financial Statements included herein and the financial information discussed below have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. ILOG also publishes Consolidated Financial Statements, not included herein, prepared in accordance with IFRS for the fiscal years ending June 30, 2006 and 2005 and prepared in accordance with French GAAP for prior years, which differ in certain respects from U.S. GAAP.

28 | Form 20-F 2006 – ILOG

Back To Contents

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

Overview

ILOG develops, markets, supports and provides consulting services for software used for business rule management, resource optimization and visual interfaces. Our component software is not industry specific and can be configured for use in a wide variety of businesses. Several recently developed optimization products are directed to the semiconductor chip manufacturing, transportation and process manufacturing industries. Our customers, or upon request from our customers, our consulting services department, use our software to develop strategic business applications or to solve complex business problems. Examples include insurance underwriting and claims handling, airline crew and equipment scheduling, government security operations, telecommunications network display, financial trading, commercial and residential lending, and order processing. Because of the horizontal or ‘generic’ nature of the functionality of our software components, additional development to fit the particular customer industry is required. Our vertical products also require customization to enable them to work with a particular customer’s operational parameters and requirements. For our customers that are trying to automate very complex problems, the additional development/customization process can prove difficult and expensive, and therefore purchasing decisions are sometimes difficult to predict and capture accurately in our forecasts.

Our revenues are generated from three different sources: software licenses, maintenance and professional services. In fiscal year 2006, we received 50% of our revenues from licenses, 28% from maintenance, and 22% from professional services.

Outlook

Our financial outlook for fiscal year 2007 is dependent on favorable economic conditions and the willingness of businesses to commit resources to implement new technologies. We believe that our BRMS strategy addresses an existing and increasing need for businesses to incorporate the ability to change business processes quickly into their organizations’ technological backbones and architecture. BRMS, as well as BPM, are key components of service-oriented architecture, hereafter referred to as SOA, strategies. SOA is a new design approach being promoted by IT research firms such as Forrester and Gartner and leading software vendors, including IBM, Microsoft and SAP. Our products provide this capability across business sectors, leading us to believe that we are well positioned to take advantage of any improvement in the technology investment climate. In addition, we are hopeful that the offering of several industry-specific applications for use in the semiconductor chip manufacturing, transportation and process manufacturing sectors will be well received in these markets. These products are expected to be capable of being incorporated into a customer’s existing business operation following a limited development/custom implementation cycle. See “Item 3.D – Risk Factors –1. Risks concerning our ability to achieve financial results–We have invested in certain vertical markets by developing industry specific products which may or may not yield any increase in profits, particularly due to the high cost of implementation which we provide at reduced costs as an inducement to the sale of these products” and “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results—The extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter could result in substantial fluctuations in operating results and may prevent accurate forecasting of our financial results and cause our share price to decline”.

The Company, as with all global companies, faces an increasing volatility of business worldwide and a number of risk factors that could impact our ability to achieve our goals in fiscal year 2007. Those risks include increased competition, deferred purchases, changes in technology market conditions, the effectiveness of our sales and marketing activities, currency fluctuations as well as other factors. For a more detailed description of the specific risks which we believe to be material to our business operations, see “Item 3.D Risk Factors”.

Form 20-F 2006 – ILOG | 29

Back To Contents

Recent Events

Since June 30, 2006, we entered into a new 10 year lease agreement for premises located in Sunnyvale, California that will start in May 2007 upon expiration of our current lease in Mountain View, California. We will occupy 65,000 square feet of the Sunnyvale premises for the first two years, and will expand to occupy the full 80,000 square feet of the building for the rest of the ten year period. The total lease payments under this new lease for the ten year period amounts to approximately $21 million.

We are in the process of acquiring a 35% interest in a Chinese joint venture for $1.7 million called Shanghai FirstTech Co. Ltd, partially owned by Shanghai Baosight Software Joint Stock Limited Company and First Technologies (Cayman). Shanghai FirstTech Co. Ltd. provides professional consulting services and IT solutions to empower customers’ business operations, particularly in the banking, insurance, semiconductor metal industries. We expect this transaction to close sometime in October.

Critical Accounting Policies

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, application of our revenue recognition policy, allowance for uncollectible accounts receivable, useful lives for property and equipment and intangibles, employee benefits, and deferred taxes. Actual results could differ materially from these estimates.

Revenue Recognition

The Company’s revenue is derived from three primary sources: software license fees, maintenance and professional services, including consulting and training services.

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

30 | Form 20-F 2006 – ILOG

Back To Contents

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

Our revenue recognition policy, as described above, is significant because revenue is a key component of our results from operations. In addition, revenue recognition determines the timing of certain expenses, such as incentive compensation. We follow very specific and detailed guidelines in measuring revenue. However, certain judgments and estimates affect the application of our revenue recognition policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in operating losses.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is subject to income taxes in France, the United States, and in some other foreign jurisdictions. Estimates largely contribute to the calculation of the provisions for income taxes. Effective rates on future income taxes might be affected by changes in local tax regulations, the Company’s ability to trigger taxable profit in foreign jurisdictions in order to use the operating loss carry forwards, and by the assessment of its deferred tax assets.

A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. During the year ended June 30, 2006, the Company recorded an income tax benefit of $0.9 million. This benefit included a $1.2 million reduction in the valuation allowance related to a portion of the Company’s deferred tax assets that will more likely than not be realized. This determination was primarily based on projected taxable income. In evaluating the Company’s ability to realize its deferred tax assets, the Company considers all available positive and negative evidences, including its past operating results and its forecast of future taxable income. In determining future taxable income, the Company makes assumptions to forecast U.S. federal and state, and non-U.S. operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies. These assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with the forecasts used to manage the Company’s business. The Company currently intends to maintain the remaining valuation allowance until sufficient further positive evidence exists to support further reversals of the valuation allowance. The Company’s income tax expense recorded in the future will be reduced to the extent of offsetting decreases in its valuation allowance.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is recorded as part of general and administrative expenses. These allowances, which are netted against accounts receivable on the consolidated balance sheets, totaled $0.5 million as of June 30, 2006, as compared to $0.7 million as of June 30, 2005. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other known factors. Our actual results could differ from these estimates.

Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but instead tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which it is assigned in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. Our goodwill is the result of the acquisition of JLoox and represents the expected synergies between this activity and our unique reporting unit “software components”. The first step compares the fair value of the reporting unit with its carrying

Form 20-F 2006 – ILOG | 31

Back To Contents

amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. Our annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal year 2006, did not result in an impairment charge.

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

Constant Currency Rates

In certain appropriate instances we compare revenues and expenses from one period to another period in this Annual Report on Form 20-F using constant currency rates. To present that information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for fiscal year 2006. For example, if a French entity reporting in euros sold 1 million euros of products in each of fiscal year 2006 and fiscal year 2005, our financial statements would report $1.27 million of revenues in fiscal year 2006 (using 1 euro = $1.27 which was the average exchange rate in fiscal year 2006) and $1.19 million in revenues in fiscal year 2005 (using 1 euro = $1.19 which was the average exchange rate in fiscal year 2005). The constant currency presentation would translate the fiscal year 2006 results using the fiscal year 2005 exchange rates and indicate that underlying revenues were flat and not increasing by $0.08 million as would be reported in the financial statements under U.S. GAAP. We present this constant currency information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under U.S. GAAP.

We use figures prepared on a constant currency basis both for our internal analysis and for our external communications, as we believe they provide suitable means by which to analyze and explain variations from one period to another. However, these figures provided on a constant currency basis are unaudited and are not measurements of performance under U.S. GAAP.

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2006 and 2005:

	Year ended June 30				2006/2005 Increase/(Decrease)
	2006			2005
	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
		(in thousands)

Revenues:
North America	$66,969	—	66,969	$62,312	7%	7%
Europe	53,452	2,842	56,294	50,958	5%	10%
Asia Pacific	13,138	264	13,402	12,033	9%	11%
Total revenues	133,559	3,106	136,665	125,303	7%	9%
Cost of revenues and operating expenses	128,925	3,811	132,736	118,832	8%	12%
Income from operations	$4,634	(705)	3,929	$6,471	(28%)	(39%)

32 | Form 20-F 2006 – ILOG

Back To Contents

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2005 and 2004:

	Year ended June 30				2005/2004 Increase/(Decrease)
	2005			2005
	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
		(in thousands)
Revenues:
North America	$62,312	—	62,312	53,369	17%	17%
Europe	50,958	(3,020)	47,938	39,024	31%	23%
Asia Pacific	12,033	(387)	11,646	10,394	16%	12%
Total revenues	125,303	(3,407)	121,896	102,787	22%	19%
Cost of revenues and operating expenses	118,832	(4,442)	114,390	100,947	18%	13%
Income from operations	$6,471	$1,035	$7,506	$1,840	252%	308%

A.	Operating Results

Revenues

Our total revenues increased to $133.6 million in fiscal year 2006, up from $125.3 million in fiscal year 2005 and $102.8 million in fiscal year 2004, representing increases of 7% and 22%, respectively, year over year. Across geographies, the growth in fiscal year 2006 was particularly driven by the increase in maintenance and professional services revenues while license fee revenues decreased by 2%.

The growth in fiscal year 2005 primarily reflected good execution on both the European and North American markets, driven by continued penetration of our BRMS product line for business process applications and good activity of the visualization product line.

Revenues by geography

Our North American revenues increased to $67.0 million in fiscal year 2006, from $62.3 million in fiscal year 2005 and $53.4 million in fiscal year 2004, representing 50%, 50% and 52% of total revenues respectively. The 7% growth of our North American revenues in fiscal year 2006 over fiscal year 2005 was primarily driven by increasing demand for our optimization products, partially offset by reduced demand for our visualization products, and lower royalty flows from ISVs in the supply chain and telecommunication sectors. BRMS product license revenues declined slightly but the promotion of more services to help customers develop applications with ILOG’s BRMS enabled growth of maintenance and professional services revenue.

Our European revenues increased to $53.5 million in fiscal year 2006, up from $51.0 million in fiscal year 2005 and $39.0 million in fiscal year 2004, representing 40%, 40% and 38% of total revenues, respectively. Our European revenues increased by 5% in fiscal year 2006 over fiscal year 2005. Expressed at fiscal year 2005 constant currency rates, European revenues increased by 10%. The growth in European revenues was primarily due to increasing demand for our BRMS products in the region especially in the manufacturing and insurance sectors. Our optimization revenues were down 6% year over year and demand for our visualization products decreased due to weak business activity in the telecommunication industry during the period. A significant increase in our professional services activity had a positive impact on European revenue growth, with the promotion of more services to help customers develop applications with ILOG’s BRMS.

Our Asian revenues increased to $13.1 million in fiscal year 2006, up from $12.0 million in fiscal year 2005 and $10.4 million in fiscal year 2004, representing 10% of total revenues for each of the three fiscal years. The 9% increase in Asian revenues in fiscal year 2006 over fiscal year 2005 was primarily due to the continuing adoption of our BRMS products in this region. A significant increase in our professional services activity had a positive impact on Asian revenue growth led by the increasing demand for our BRMS products. In addition, our visualization revenues were up 11% year over year; however, our optimization revenues were down by 21%.

Form 20-F 2006 – ILOG | 33

Back To Contents

The 17% growth of our North American revenues in fiscal year 2005 over fiscal year 2004 was primarily driven by an increasing demand for our visualization and BRMS products, partially offset by reduced demand for our optimization products with lower royalty flows from ISVs. A significant increase of our professional services activity combined with the increase in maintenance revenues from the growing installed base of ILOG licenses had a positive impact on North American revenue growth.

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

The 16% increase of Asian revenues in fiscal year 2005 over fiscal year 2004 was primarily due to the increasing adoption of our BRMS products in this region, especially in Japan. Our optimization products also contributed to the revenue growth in the manufacturing sector. Asian revenues suffered from weak business activity in the defense sector, which negatively impacted sales of our visualization products.

In fiscal years 2006, 2005 and 2004, SAP A.G., our largest customer, accounted for 3%, 4% and 4% of our total revenues, respectively. In fiscal year 2006 and 2005 the next four largest customers accounted for approximately 6% of our total revenues, and the next five largest accounted for approximately 5% of our total revenues. In fiscal year 2004, the next four largest customers accounted for approximately 7% of our total revenues and the next five largest customers accounted for approximately 6% of our total revenues. Revenues from a single customer in a particular quarter can materially affect our revenues and operating results for such period. See “Item 3.D. — Risk Factors—1. Risks concerning our ability to achieve financial results—Our quarterly operating results have fluctuated significantly as have the price of our Shares and ADSs and they may continue to do so in the future.” and “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results—The customization required by our products require customization contributes to the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter could result in substantial fluctuations in operating results and may prevent accurate forecasting of our financial results and cause our Share price to decline”.

Gross Profit

The following table sets forth our revenues, cost of revenues and margin by revenue type for the periods indicated:

	Year Ended June 30,
	2006	2005	2004
	(in thousands)
Revenues:
License fees	$66,376	$67,707	$58,163
Maintenance	38,115	34,158	27,625
Professional services	29,068	23,438	16,999
Total revenues	$133,559	$125,303	$102,787

Cost of revenues:
License fees	$(1,014)	$(1,031)	$(1,062)
Maintenance	(4,303)	(3,870)	(3,510)
Professional services	(23,055)	(19,782)	(14,052)
Total cost of revenues	$(28,372)	$(24,683)	$(18,624)

Margin:
License fees	98%	98%	98%
Maintenance	89%	89%	87%
Professional services	21%	16%	17%
Gross Margin	79%	80%	82%

34 | Form 20-F 2006 – ILOG

Back To Contents

License Fees. Our revenues from license fees decreased to $66.4 million in fiscal year 2006, as compared to $67.7 million in fiscal year 2005 and $58.2 million in fiscal year 2004, representing a decrease of 2% and an increase of 16%, respectively. Expressed at fiscal year 2005 constant currency rates, fiscal year 2006 license fee revenues stayed level. The decrease in the fiscal year 2006 was primarily due to a 27% decrease in visualization product revenues, offset in part by a 16% increase in optimization product revenue. BRMS revenues also declined slightly during the fiscal year 2006. Due to increased adoption in most industry sectors, BRMS revenues increased by 29% in fiscal year 2005 over fiscal year 2004. Visualization revenues increased by 18% in fiscal year 2005 over fiscal year 2004 primarily due to the acquisition of the JLoox product in July 2004. Optimization revenues increased nominally by 2% in fiscal year 2005 over fiscal year 2004. The license revenue mix between our BRMS, optimization and visualization product lines was 45%, 36% and 19%, respectively, in the 2006 fiscal year, compared to 44%, 31% and 25%, respectively, in the 2005 fiscal year and 40%, 35% and 25%, respectively, in the 2004 fiscal year.

Our margin for license fees has remained at 98% since fiscal year 2004. Our cost of license fees, consisting primarily of royalties to third parties, documentation, packaging and freight expenses, was $1.0 million in fiscal year 2006 and 2005 and $1.1 million in fiscal year 2004 and represented 2% of revenues from license fees for each of the past three years. In the event we significantly increase the incorporation of third-party technology in our products, the increased payment of royalties may have the effect of lowering gross margins.

Maintenance. Maintenance services are typically available at an annual fee of 18% of the software fees paid. Payments related to maintenance contracts are generally received in advance with revenues deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Our revenues from maintenance increased to $38.1 million in fiscal year 2006 from $34.2 million in fiscal year 2005 and from $27.6 million in fiscal year 2004. This represented increases of 12% and 24% over the respective prior years. Our maintenance revenue growth since 2004 was the result of our growing installed base of ILOG licensees, the strengthening of the euro and our improvement of the maintenance renewal process. Maintenance revenues for the years ended June 30, 2006, 2005 and 2004 constituted 28%, 27% and 27% of total revenues, respectively. Our maintenance margin was 89% in fiscal year 2006 and 2005, compared to 87% in fiscal year 2004, reflecting the growth in maintenance revenue, while the cost of maintenance increased only slightly.

Professional Services. Our revenues from professional services consist of consulting and training. Professional services are billed on either a time and material basis or a fixed price basis. Our revenues from professional services increased to $29.1 million in fiscal year 2006, up from $23.4 million in fiscal year 2005 and from $17.0 million in fiscal year 2004. This represented increases of 24% and 38% over the respective prior years. Our professional services revenue growth in fiscal year 2006 was primarily the result of past investment across geographies in order to serve customers embedding our BRMS products within their applications, especially in Europe and the Asia-Pacific region. Our professional services revenue growth in fiscal year 2005 was the result of a significant investment in the U.S. and in Europe in order to serve customers embedding our BRMS products within their applications. Professional services revenues for the years ended June 30, 2006, 2005 and 2004 constituted 22%, 19% and 16% of total revenues, respectively. Our cost of professional services, consisting primarily of employee-related expenses, increased to $23.1 million in fiscal year 2006, up from $19.8 million in fiscal year 2005 and $14.1 million in fiscal year 2004, reflecting the increase in resources needed to support the increased professional services activity. The need for professional services by our customers to facilitate their adoption of our products and our ability to satisfy the demand for such services frequently has a direct impact on our ability to generate license fees. Our professional services margin increased to 21% in fiscal year 2006, up from 16% in fiscal year 2005 and 17% in fiscal year 2004 primarily as a result of the investments in additional staffing in prior years. Although the impact on the margin is not significant, costs of professional services include for the first time in fiscal year 2006 a non-cash expense of $0.2 million related to stock-based compensation as a result of the implementation of SFAFS 123 (revised 2004).

Operating Expenses

Marketing and Selling. Our marketing and selling expenses consist primarily of salaries and other payroll related expenses, incentive compensation, promotional marketing activities, customer pre-sales, technical support and overhead costs relating to occupancy. Beginning in fiscal year 2006, marketing and selling expenses also include a non-cash expense of $0.8 million related to stock-based compensation, as a result of the implementation of SFAS 123 (revised 2004) as of July 1, 2005. Our marketing and selling expenses increased to $56.4 million in fiscal year 2006 from $53.4 million in fiscal year 2005 and from $48.8 million in fiscal year 2004, representing 42%, 43% and 47% of total revenues, respectively. The decrease of our marketing and selling expenses as a percentage of total revenues in fiscal year 2006 over fiscal year 2005 was primarily due

Form 20-F 2006 – ILOG | 35

Back To Contents

to a higher increase in total revenues than marketing and selling expenses. The decrease of our marketing and selling expenses as a percentage of total revenues in fiscal year 2005 over fiscal year 2004 benefited from the 22% total revenue increase while marketing and selling expenses only increased by 9%. At June 30, 2006, 2005 and 2004 our marketing and selling headcount were 277, 256 and 250 persons, respectively.

Research and Development. Our research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union in the form of grants which reduce our cost of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken, the related expenses are incurred and the funding has been committed by the public institutions. Beginning in fiscal year 2006, research and development expenses include a non-cash expense of $0.5 million related to stock-based compensation, as a result of the implementation of SFAS 123 (revised 2004). In addition, research and development expenses were reduced for fiscal year 2006 by a research tax credit earned in France in an amount equal to $1,710. This tax credit relates to certain research costs incurred in France that give rise to a tax relief. Such credits can be applied against current income tax liabilities due in France for a period of three years, or are refunded by the tax authority three years after being filed in a tax declaration if the Company is in a tax loss situation.

The following table sets forth our research and development expenses and the amounts of government funding for fiscal year 2006, 2005 and 2004:

	Year Ended June 30,
	2006	2005	2004
	(in thousands)
Gross research and development expenses	$31,068	$27,748	$23,291
Less government funding	(2,182)	(524)	(509)
Research and development expenses, net of funding	$28,886	$27,224	$22,782

Our research and development expenses, net of government funding and research tax credit, increased to $28.9 million in fiscal year 2006, from $27.2 million in fiscal year 2005 and from $22.8 million in fiscal year 2004, representing 22% of total revenues over each of the past three years. The 6% increase in our research and development expenses in fiscal year 2006 over fiscal year 2005 was primarily attributable to the impact of stock based compensation as a result of the implementation of SFAS 123, additional headcount hired and annual salary increases, partly offset by the strengthening of the U.S. dollar against the euro in the 2006 fiscal year and a $1.7 million tax credit in France for research costs incurred in calendar 2005. The 19% increase in our research and development expenses in fiscal year 2005 over fiscal year 2004 was primarily attributable to the strengthening of the euro against the U.S. dollar and some additional headcount hired in the 2005 fiscal year. From June 30, 2004 to June 30, 2006 our research and development headcount increased from 164 to 200 employees. We have not capitalized any software development costs. From time to time we purchase certain products, which are licensed from third parties and are embedded in our products. In fiscal year 2006 and fiscal year 2005 software licensed from third parties was not material. Research and development costs are generally expensed as incurred. See “C. Research and Development.”

General and Administrative. Our general and administrative expenses consist primarily of personnel and related overhead costs for finance, legal and general management. Beginning in fiscal year 2006, general and administrative expenses also include a non-cash expense of $1 million related to stock-based compensation as a result of the implementation of SFAS 123 (revised 2004). General and administrative expenses increased to $15.3 million in fiscal year 2006 from $13.6 million in fiscal year 2005 and from $10.7 million in fiscal year 2004, representing 11% of total revenues for fiscal years 2006 and 2005 and 10% of total revenues for fiscal year 2004. The 13% increase in general and administrative expenses in fiscal year 2006 over fiscal year 2005 was primarily due to the expensing of warrants granted to ILOG directors in accordance with SFAS 123 R, additional audit fees required by new regulations in the U.S. and in France, additional headcount hired and annual salary increases, partly offset by the strengthening of the U.S. dollar against the euro in the 2006 fiscal year. The 26% increase in general and administrative expenses in fiscal year 2005 over fiscal year 2004 was primarily due to the strengthening of the euro against the U.S. dollar and additional expenses required to strengthen the administrative departments of the Company. From June 30, 2004 to June 30, 2006, the number of our employees engaged in general and administrative functions increased from 86 to 95 employees.

36 | Form 20-F 2006 – ILOG

Back To Contents

Net Interest Income and Other

Net interest income and other includes foreign exchange gains and losses, net interest income and other impairment charges. Net interest income and other totaled $1.1 million, $0.9 million and $0.9 million in fiscal year 2006, fiscal year 2005 and fiscal year 2004, respectively. Other charges recorded include the impairment charge in fiscal year 2005 of our investment in Temposoft for an amount of $0.2 million.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), “Accounting for Income Taxes.”

Our income tax benefit in fiscal year 2006 was $0.9 million, as compared to an income tax expense in fiscal year 2005 and 2004 of $0.7 million and $1.1 million, respectively. Fiscal year 2006 income tax benefit includes a deferred tax benefit of $1.2 million representing part of the tax net operating losses carried forward in the US and France that the Company believes it is more likely than not to be used in the coming year, and is the result of the first release of our valuation allowance against our deferred tax assets. Our assessment was based on our history of profitability in the related tax jurisdictions and projections for taxable income in the coming year. The realization of these deferred tax assets is subject to the risk that these projected taxable incomes will not materialize due, for example, to adverse business conditions. Fiscal year 2005 and 2004 income tax expenses reflect tax charges in certain European and Asian sales subsidiaries that were profitable in those years.

At June 30, 2006, we had net operating loss carryforwards from various tax jurisdictions of approximately $80.7 million, of which $28 million and $3.9 million were in France and the U.K., respectively, with no expiration date and $48.8 million were in the U.S. (Federal and State of California) expiring between 2006 and 2025 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period. As of June 30, 2006, a valuation allowance of $26 million was provided against total deferred tax assets of $27.2 million, which consists primarily of the tax benefit of net operating loss carryforwards. See Note 13 to Consolidated Financial Statements.

Stock-based Compensation Plans

The Company grants stock options to its employees and officers pursuant to shareholders’ approved stock option plans and provides employees the right to purchase shares of the Company pursuant to shareholders’ approved employee stock purchase plans. These plans are described more fully in Note 10 “Shareholders’ Equity” to the consolidated financial statements and Item 6. “Directors, Seniors Management and Employees”. The Company also grants warrants to purchase shares of the Company to its non employee directors. On July 1, 2005, the Company adopted the provisions of FAS 123 R “Share-based Payment” (“FAS 123 R”) which requires recognition of stock-based compensation expense for all share-based payment awards based on fair value. Prior to July 1, 2005, the Company followed the Accounting Principles Board Opinion N° 25, “accounting for Stock Issued to Employees” (“APB 25”), and related interpretations for the Accounting of stock-based compensation, as permitted by FAS 123, “Accounting for Stock Based Compensation” (“FAS 123”), and provided pro forma disclosure amounts in accordance with FAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” (“FAS 148”), as if the fair value method defined by FAS 123 had been applied to its stock-based compensation. In March 2005, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to FAS 123 R. The Company applied the provisions of SAB 107 in its adoption of FAS 123 R.

The Company elected to use the modified prospective transition method for adopting FAS 123 R and has not restated results for prior periods. Under this transition method, stock-based compensation expense recognized in the year ended June 30, 2006 includes compensation expense for all share-based compensation granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair values estimated in accordance with the original provisions of FAS 123 and determined using the Black-Scholes valuation model and compensation expense, and for all share-based payments granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS 123 R and determined using the binomial-lattice valuation model. The Company’s stock options are subject to graded vesting on service conditions. Through the end of June 2005, the Company recognized stock-based compensation costs, in the pro forma presentation in

Form 20-F 2006 – ILOG | 37

Back To Contents

the consolidated financial statements, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award. Subsequent to the adoption of FAS 123 R, awards granted before July 1, 2005 and not vested as of that date continue to be expensed, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period and awards granted after July 1, 2005 are expensed, net of an estimated forfeiture rate, under the accelerated recognition method specified in FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan” (“FIN 28”) over the requisite service period of the award.

As a result of adopting FAS 123 R on July 1, 2005, the Company’s income before taxes and net income for the year ended June 30, 2006 are $2.5 million lower than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for the year ended June 30, 2006 are $0.14 and $0.13 lower, respectively, than if it had continued to account for share-based compensation under APB 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation for the years ended June 30, 2005 and 2004 compared to the information reported for the year ended June 30, 2006.

	Year Ended June 30,
(in thousands except per share data)	2006	2005	2004
Net income, as reported for prior periods (a)	N/A	$6,727	$1,665
Total stock-based employee compensation expense determined under fair value based method, net of related tax effects (b)	N/A	(5,860)	(18,118)
Net income, including the effect of stock-based compensation expense - pro forma in 2005 and 2004	$6,617	$867	($16,453)
Earnings (losses) per share:
Basic, as reported for prior period (a)	N/A	$0.38	$0.10
Basic, including the effect of stock-based compensation - pro forma in 2005 and 2004	$0.37	$0.05	($0.94)
Diluted, as reported for prior period (b)	N/A	$0.36	$0.09
Diluted, including the effect of stock-based compensation - pro forma in 2005 and 2004	$0.35	$0.05	($0.94)

(a)	Net income and net income per Share prior to 2006 did not include stock-based compensation expense under FAS 123 because the Company did not adopt the recognition provisions of FAS 123.
(b)	Stock-based compensation expense prior to 2006 was calculated based on the pro forma application of FAS 123.

Through the end of June 2005, the fair value of stock options, stock purchase awards and warrants was estimated using a Black-Scholes model. On July 1, 2005, the Company elected to use a binomial-lattice model to value its stock options and warrants granted after that date. We believe that the binomial model provides a better estimate of the fair value of the options granted than the Black-Scholes model. The use of a binomial-lattice model requires the use of employee exercise behaviorial data and the use of assumptions, including expected volatility, risk-free interest rate, turnover rates and dividends.

As of June 30, 2006, total compensation cost related to unvested awards not yet recognized was $1.6 million and was expected to be recognized over a weighted-average period of 1.8 years.

Currency Fluctuations

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, our financial reporting currency for the financial statements included in this annual report. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Approximately 34% of our sales revenues and 53% of our operating expenses in fiscal year 2006 were denominated in euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms assuming no change in revenue and cost structure.

38 | Form 20-F 2006 – ILOG

Back To Contents

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

Under our accounting policy for foreign currency translation, our results and the results of each of our subsidiaries are measured in the currency in which the entity primarily conducts its business (the functional currency). The functional currencies of ILOG and our subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at the respective monthly average exchange rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income (loss). Our net foreign currency transaction exchange loss for fiscal year 2006 was $0.3 million as compared to a net loss of $0.1 million for fiscal year 2005 and a net gain of $0.5 million for fiscal year 2004. These amounts represent both realized and unrealized gains or losses from transactions or balance sheet items. See Notes 1 and 4 to the Consolidated Financial Statements. See “Item 3.D. – Risk Factors—2. Risks that could adversely affect our business operations—Currency fluctuations could result in lower profitability for us in dollar terms and the reporting of exchange losses”.

B.	Liquidity and Capital Resources

Over the last three years, we have financed our operations and investments in property and capital equipment through cash from operations and the issuance of equity securities to employees under our stock option and stock purchase plans.

As of June 30, 2006, we had cash, cash equivalents and short-term investments of $69.2 million, including $7.8 million of short-term investments. As of June 30, 2005, we had cash and cash equivalents of $61.7 million and no short-term investments. As of June 30, 2006 and 2005, our net working capital was $59.5 million and $51.1 million, respectively.

Net cash decreased by $0.3 million in fiscal year 2006 compared to fiscal year 2005 was the result of different trends. The operating activities provided cash in the amount of $9.4 million and the exercise of stock options and warrants provided an additional $4.4 million in fiscal year 2006. This cash was used for various investments in the amount of

$10.3 million in fiscal year 2006, including the purchase of short-term investments for $7.4 million and capital lease payments, and the purchase of treasury stocks in the amount of $6.2 million in fiscal year 2006. As our cash is mainly denominated in euros, the increase of the value of the euro against the dollar had a positive impact on our dollar denominated cash position of $2.4 million in fiscal year 2006. The net cash increase of $31.7 million in fiscal year 2005 compared to fiscal year 2004 was primarily due to cash flows from the sale of our short term investments in the amount of $22.3 million and cash flows from operating activities in the amount of $13.7 million.

Our operating activities provided cash flows of $9.4 million, $13.7 million and $8.1 million in fiscal years 2006, 2005 and 2004, respectively. The decrease in fiscal year 2006 is explained by the accounts receivable aging as of June 30, 2006 that increased to 75 days sales outstanding, compared to 63 days as of June 30, 2005 as a result of a few late receivables not paid as of June 30, 2006, but which were paid subsequent to June 30, 2006. For fiscal year 2006, our working capital increased by 16% compared to fiscal year 2005 while our revenues increased by 7% during the same period.

Aside from the investment in and purchase of short term investments of $7.4 million, our investing activities have consisted primarily of expenditure on business combinations, fixed, intangible and other assets, which totaled $4.2 million, $5.5 million and $1.5 million in fiscal years 2006, 2005 and 2004, respectively. Fiscal year 2006 expenditures include the acquisition of distribution rights along with a partnership with Soft Computing in the first quarter of the fiscal year for an amount of Ä0.5 million in cash. The fiscal year 2005 expenditures include the purchase of the JLoox assets for $1.8 million in cash,

Form 20-F 2006 – ILOG | 39

Back To Contents

and 12.5% of the South Korean company RTO for $0.5 million in cash. As of June 30, 2006 fixed assets were located in the United States, France, other European countries and the Asia Pacific region with net book values of $1.5 million, $5.1 million, $0.4 million and $0.4 million, respectively. Our fixed assets are generally unencumbered.

Our net financing activities used cash in the amount of $2.3 million in fiscal year 2006, and provided cash in the amount of $2.0 million in fiscal year 2005, and $3.1 million in fiscal year 2004. Out of this net amount, $4.4 million, $3.3 million and $3.7 million were provided from the issuance of Shares under employee stock option and stock purchase plans, in fiscal years 2006, 2005 and 2004, respectively, and $0.5 million, $0.6 million and $0.6 million were used in fiscal years 2006, 2005 and 2004, respectively, to repay capitalized lease obligations. In fiscal years 2006 and 2005, $6.2 and $0.7 million, respectively, were used to purchase ILOG shares pursuant to a Share buyback program.

We believe we currently have sufficient working capital to meet our current requirements for the twelve months following the date of this Annual Report.

C.	Research and Development

We have committed, and expect to continue to commit in the future, substantial resources to research and development. During fiscal years 2006, 2005 and 2004, our net research and development expenses were $28.9 million, $27.2 million, and $22.8 million, respectively. Our gross research and development expenses before the offset of funding provided by the European Union and agencies of the French government were $31.1 million, $27.7 million and $23.3 million in fiscal year 2006, fiscal year 2005 and fiscal year 2004, respectively. In addition, research and development expenses were reduced for fiscal year 2006 by a research tax credit earned in France in the amount of $1.7 million.

Since we were founded, we have maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, which tend to focus on math oriented code. This ILOG culture has arisen from nineteen years of day-to-day development, algorithmic optimization and object oriented design. Our engineers work with customers to try to ensure that their problems are solved efficiently. Our engineers also interact closely with the scientific and academic communities, which we believe is the best way to obtain and maintain high performance algorithms.

D.	Trend Information

Our optimization product revenues have increased year over year in the U.S. in fiscal year 2006, however, our optimization product revenues in Europe and other regions decreased. Sales of our visualization products have declined year over year across all regions. Our business rules products (combined license and maintenance revenues) grew by 8% in fiscal year 2006 after a fiscal year 2005 increase of 32% and now comprise approximately 42% of our license and maintenance revenues. A benefit we believe is unique to our BRMS products is that they create flexible software architectures by allowing portions of software code, the business rules or business logic, to be maintained by business users instead of software professionals. We believe that by implementing ILOG BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions. We are targeting to meet the demand for business rule technology as a key enabler of agility and business process automation across the enterprise. Our customers are part of a growing trend of large organizations worldwide that are looking at BRMS, as well as BPM, as key components of SOA strategies. SOA is a new design approach being promoted by IT research firms such as Forrester and Gartner, and leading software vendors, including IBM, Oracle, Microsoft and SAP.

For fiscal year 2007 our performance will be dependent on favorable economic conditions and a favorable investment climate. With a growing installed base of customers, a proven and recognized portfolio of technologies, and a leading position in the areas of software components, optimization and business rules management, we believe that we are well positioned in the software market.

40 | Form 20-F 2006 – ILOG

Back To Contents

E.	Off-balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2006.

F.	Contractual Obligations

The following table sets forth contracted payment obligations for the fiscal years indicated (in thousands):

	See note to Consolidated Financial Statements		June 30,
		Total	2007	2008-2009	2010-2011	2012-2014
Contracted obligations:
Operating leases	14	$13,701	$4,253	$4,277	$2,780	$2,391
Capitalized leases	7	578	366	212	—	—
Foreign currency forward and option contracts	4	$10,828	$10,828	—	—	—

As of June 30, 2006, the Company had not granted any guarantees, nor pledged any of its assets and did not have any significant purchase obligations or other long-term liabilities, except as listed above.

The Company provides retirement benefits under the French defined benefit plan which is not funded, see also Note 9. No significant payment is expected over the next five years.

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

Form 20-F 2006 – ILOG | 41

Back To Contents

The following table sets forth the names, ages and positions of the Directors and executive officers of ILOG as of August 31, 2006:

Name	Age	Position with the Company
Pierre Haren	53	Chairman and Chief Executive Officer
Bounthara Ing	43	Executive Vice President Asia Pacific and Deputy Chief Executive Officer
Jean-François Abramatic	57	Chief Product Officer
Jérôme Arnaud	39	Chief Financial Officer
Eric Brisson	41	Executive Vice President Sales US and Europe
Christian Deutsch	61	Chief Quality Officer
Kim Funk	49	Vice President and General Counsel
Olivier Maurel	54	Chief Information Officer
Michel Alard	52	Director
Marie-Claude Bernal	59	Director
Pascal Brandys	47	Director
Marc Fourrier	52	Director
Stéphane Lizeray	41	ILOG Software Architect, Director representing employees
Richard Liebhaber	71	Director
Todd Lowe	50	Director
Pierre-Michel Peugnet	43	Director

For the purposes of this Annual Report on Form 20-F, “executive officers” means the Chief Executive Officer, the Deputy Chief Executive Officer, the Chief Product Officer, the Chief Financial Officer, the Chief Quality Officer, the Vice President Sales US and Europe, the Vice President and General Counsel and the Chief Information Officer. Where French law is applicable, the executive officers are not entitled, except for the Chief Executive Officer and the Deputy Chief Executive Officer, to represent the Company toward third party transactions. The Chief Executive Officer and the Deputy Chief Executive Officer may however delegate some of their powers to other individuals and notably to other executive officers of the Company.

Pierre Haren is one of our founders and was our Managing Director from 1987 to December 1995, when he was appointed Chairman and Chief Executive Officer of the Company. Prior to founding ILOG, Dr. Haren spent four years in charge of the SMECI Expert System Shell Project with the Institut National de Recherche en Informatique et en Automatique (“INRIA”) following a three-year term directing the research department of the French Ministry of the Sea. He is also a Director of MiddleNext (an association of mid-cap companies listed on Euronext Paris), Ecole Nationale des Ponts et Chaussées, Fondation de l’Ecole Polytechnique and he is a member of the French Académie des Technologies, a member of the Dean’s Council of the Kennedy School of Government at Harvard University and a member of the MIT Corporation Visiting Committee for the Department of Civil and Environmental Engineering. Dr. Haren received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussées in 1978. He received his M.S. from Massachusetts Institute of Technology (“MIT”) in 1978 and Ph.D. from MIT in Civil Engineering in 1980. Dr. Haren’s term on the Board of Directors expires in 2008.

Bounthara Ing, ILOG’s Deputy Chief Executive Officer since January 2003, was appointed Executive Vice President Asia Pacific in July 2006. Previously he served as our Chief Operating Officer from April 2002 to July 2006. He was our Vice President and General Manager, Industry Solutions Division from July 1999 to April 2002, and has been President of ILOG Ltd. (Japan) since September 1997, and Managing Director of ILOG (Pte.) Ltd. (Singapore) since January 1994. He joined us in 1988 as a software developer and in 1992, became the Director of Graphic Development. Previously, Mr. Ing was a software engineer at Compagnie Générale d’Informatique in Paris, France, and at European Computer Research Center in Munich, Germany. Mr. Ing received an Engineering degree from Ecole Centrale de Paris in 1986.

Jean-François Abramatic has served as our Chief Product Officer since February 2003. Since July 2006 he has also been in charge of all marketing activities. He is responsible for product vision and strategy; product design and development; product marketing and management; strategic and field marketing; and marketing communications. From July 2000 to February 2003 he was our Senior Vice President, Research and Development. He was a Director of ILOG S.A. from December 1994 to July 2000. From September 1996 to December 2001, Dr. Abramatic was the Chairman of the International World Wide Web

42 | Form 20-F 2006 – ILOG

Back To Contents

Consortium and from September 1996 to September 1997 he was an Associate Director of the MIT Laboratory of Computer Science. Dr. Abramatic has been appointed as a member of the Advisory Board of the World Wide Web Consortium since July 1, 2004 and was re-elected in July 2006. From September 1997 to July 2000, Dr. Abramatic was INRIA’s Director of Development and Industrial Relations and from 1992 to September 1997 its Director of Development. Dr. Abramatic received an Engineering degree from Ecole des Mines, Nancy, France in 1971 and a Ph.D. from the University of Paris VI in 1980.

Jérôme Arnaud has served as ILOG’s Chief Financial Officer since January 2004. He was previously ILOG’s Group Controller since 2000. He served as Audit Manager, then Senior Manager at Price Waterhouse in Lyon, Paris and New York, NY from 1990 to 1999. He then served as Director of the Financial Reporting at Ansaldo Signal NV until joining ILOG. Mr. Arnaud graduated from Ecole Supérieure de Commerce de Lille in 1990.

Eric Brisson has served as ILOG’s Vice President Sales with overall responsibility for sales in the U.S. and Europe since July 2006. Previously, Mr. Brisson was Vice President of European Sales from August 2003 to June 2006. Prior to that, he led ILOG’s Strategic Business Development Division, with responsibility for ILOG’s award-winning partnership program from August 2002 to August 2003. An 11-year ILOG veteran, Mr. Brisson has also served as general manager of ILOG’s Communications Business Division from August 2000 to August 2002. Mr. Brisson also helped develop ILOG’s professional services organization. He joined ILOG as a senior software developer in 1995. From 1991 to 1995, Mr. Brisson was a research engineer for CSTB, the French government research center. Mr. Brisson earned a bachelor’s degree in computer science at the University of Nice in 1988, and a master’s degree in computer science at the University of Paris in 1990.

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

Kim Funk has served as ILOG’s Vice President and General Counsel since June 2000. Ms. Funk was in-house litigation counsel for American Airlines from July 1998 to May 2000. Prior to that, she was partner with Royston, Razyor, Vickery and Williams L.L.P. in Houston, Texas, where she worked as a business defense litigator for 11 years. Ms. Funk earned a Bachelors of Business Administration from the University of Texas in 1979. Ms. Funk then went into business in Houston, Texas, and worked at various jobs before earning a Doctor of Jurisprudence, graduating with honors, from the University of Houston Law Center in 1988.

Olivier Maurel has served as ILOG’s Chief Information Officer since January 2006. He has 30 years of professional experience. He has worked for IBM from 1976 to 1979, for Thomson from 1979 to 1981, for Alsys from 1981 to 1982, for Alcatel from 1983 to 1986, for ADP-GSI from 1987 to 1995, for SAGA from 1995 to 1997, for Software AG from 1997 to 1999, and for SNCF (French Railways) from 1999 to 2006, as well for various start-up companies. In the logistics and transportation sector (SAGA, French Railways), Mr. Maurel was an early adopter of ILOG products. More recently, at the SNCF Freight division, Mr. Maurel was in charge of development and operations of high performance systems for demanding IT users. Mr. Maurel earned an engineering degree at ENSIMAG.

Michel Alard has served as a Director since July 2000. Mr. Alard is Chairman of the Board of Directors of Wavecom S.A., which he co-founded in 1993. Previously, from 1988 he was a project manager at Matra Communications. Mr. Alard received degrees from Ecole Polytechnique in 1976 and from the Ecole Nationale Supérieure des Télécommunications in 1978. Mr. Alard’s term on the Board of Directors expires at the ordinary shareholder’s meeting scheduled to take place on November 30, 2006 and will be submitted for renewal at that time for a further three year term.

Marie-Claude Bernal has served as a Director since December 2000. From 1979 until December 2000 she worked in Boston, MA for Wellington Management Company, where she was a senior vice president, partner and international equity portfolio manager. She is also President of the Supervisory Board of Esker S.A. and a Director of Potentia Pharmaceuticals Inc. Ms. Bernal graduated valedictorian from France’s Haut Enseignement Commercial pour les Jeunes Filles, with a major in

Form 20-F 2006 – ILOG | 43

Back To Contents

finance and accounting in 1967 and received an M.B.A. from the University of Chicago in finance and computer science in 1971. Ms. Bernal’s term on the Board of Directors expires in 2008.

Pascal Brandys has served as a Director since September 1998. Mr. Brandys is the President of Biobank, a global life sciences investment company he co-founded in 2000. Previously Mr. Brandys was the Chairman of the Board of Directors and Chief Executive Officer of Genset S.A., which he co-founded in 1989. Mr. Brandys is a Director of Ceres Inc. and two private biotechnology companies Calpass Corp. and Endocube SAS. Mr. Brandys graduated from the Ecole Polytechnique in 1980, received an M.S. in Economic Systems from Stanford University in 1982 and an M.S. in Civil Engineering from the Ecole Nationale des Ponts et Chaussées in 1983. Mr. Brandys’s term on the Board of Directors expires at the ordinary shareholder’s meeting scheduled to take place on November 30, 2006 and will be submitted for renewal at that time for a further three year term.

Marc Fourrier has served as a Director since April 1987. Mr. Fourrier has served as President of Delphis, a holding company that specializes in the creation and development of companies, since May 1989. He is also a Director of Dexem, Highdeal and Kiala. Mr. Fourrier received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussées in 1978, and an M.S. from MIT in 1978. Mr. Fourrier’s term on the Board of Directors expires in 2007.

Richard Liebhaber has served as a Director since December 2000. From 1995 to 2000 he served on the board of Qwest Communications and from 1985 until 1995 he served as a board member and management committee member at MCI Communications. From 1954 through 1985 Mr. Liebhaber worked at IBM, where he served in a number of positions. He is also a Director of JDS Uniphase, Cogent Communications and Avici Systems. He graduated from New York University with a BSEE in 1954. Mr. Liebhaber’s term on the Board of Directors expires at the ordinary shareholder’s meeting scheduled to take place on November 30, 2006 and will be submitted for renewal at that time for a further three year term.

Stéphane Lizeray has served as an ILOG Director representing employees since November 2005. He was re-elected by the French employees in March 2006. He is Chairman of the Supervisory Board of the French employee investment fund ILOG Actionnariat. He joined ILOG in December 2000 as a software architect in the R&D department. Mr. Lizeray earned an engineering degree from Conservatoire National des Arts et Métiers in 1999. Mr. Lizeray’s term on the Board of Directors expires in 2009.

Todd Lowe has served as a Director since August 1997, and served as our Executive Vice President until April 2002. From 1988 until 1997 he was President of CPLEX Optimization, Inc., a company acquired by ILOG during 1997. Mr. Lowe is a principal and managing director in two privately held companies: LTI and LL&P. He received a Chemical Engineering degree from the University of California in 1977. He is a registered professional engineer and formerly held various management positions with Shell Oil and Chemical Company. Mr. Lowe’s term on the Board of Directors expires at the Ordinary Shareholder’s Meeting scheduled to take place on November 30, 2006, and will be submitted for renewal at that time for a further three year term.

Pierre-Michel Peugnet was nominated by the Board of Directors as a Director in April 2006, replacing Thomas Weatherford who served as a Director from December 2002 until April 2006 when he resigned. Mr. Peugnet is Vice President of the Planning Business Unit for Business Objects’ Europe, Middle East, and Asia (EMEA) regions where he heads the European operations of the division that markets the Business Objects suite of financial applications. He was previously Group Vice President, Corporate Finance, and Corporate Controller for Business Objects, based in San Jose, California. In this role, he oversaw the worldwide consolidation and external reporting on both the NASDAQ and EURONEXT Paris stock exchanges. He also supervised worldwide planning, budgeting, reporting and worldwide treasury management. Prior to that, he was Chief Financial Officer of the EMEA regions for Business Objects for more than six years. Before joining Business Objects, Mr. Peugnet was Senior Auditor at the Calan Ramolino auditing firm, now part of the Deloitte Touche Tohmatsu financial advisory firm. He has a Master’s Degree in Finance and Economics from Paris Dauphine University and is a Board member of the French American Chamber of Commerce of San Francisco. Mr. Peugnet is replacing Mr. Thomas Weatherford as the Board’s financial expert. Mr. Peugnet’s term on the Board of Directors will be submitted for ratification at the ordinary shareholder’s meeting scheduled to take place on November 30, 2006.

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

44 | Form 20-F 2006 – ILOG

Back To Contents

Technical Advisory Board

Historically, we have had a Technical Advisory Board (“TAB”) since December 2000, consisting of a select group of industry and academic leaders, designed to strengthen our links with the technical and research communities as well as stimulate our corporate awareness of fundamental technology issues and developments. Key technologies represented by the TAB included: business rules and agent technologies; constraint programming; mathematical programming/optimization; visualization; and the world wide web. The TAB met twice a year for two days until January 2004, with each day devoted to a specific technology-based topic and discussion on its applicability to ILOG’s long term vision and market focus. No meeting of the TAB was organized in fiscal year 2005, and the TAB was disbanded in fiscal year 2006, with the last meeting taking place on June 2, 2006. The Company believes that it currently has sufficient links with the technical and research communities due to its influence in the technological environment and its regular communications with academic and business leaders.

In fiscal year 2006, no warrants were granted to or exercised by the five non-ILOG employee TAB members who were granted warrants in the 2004 fiscal year.

B.	Compensation

The aggregate amount of all compensation paid, and benefits in kind granted, comprising of salary, commissions, bonus and benefits and gains, to all our executive officers as a group (7 persons before Eric Brisson’s nomination as an executive in July 2006) for services in all capacities for the year ended June 30, 2006, was approximately $1.8 million. Our Chairman of the Board of Directors and his Deputy Chief Executive Officer, Dr. Haren and Mr. Ing’s individual compensation was €293,000 (or $356,000) and $266,000, respectively, in the year ended June 30, 2006.

In consideration for their services on the Board, Directors are entitled to receive jetons de présence (“directors’ fees”). In accordance with French law, the total annual amount of jetons de présence is fixed by the shareholders’ meeting. The Board of Directors then has full and discretionary authority to decide the allocation of the Directors’ fees authorized by the shareholders among its members, depending on the Directors’ participation in the meetings of the Board of Directors and the Board’s Committees, of which they are members. In addition, remuneration may be granted to Directors on a case-by-case basis for special assignments. A Director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The Board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by Directors in the corporate interest of the Company. The Chairman and/or Chief Executive Officer are entitled to receive remuneration in addition to the jetons de présence granted by the general shareholders’ meeting. The Board of Directors determines this additional remuneration and in this case, the Chairman and/or Chief Executive Officer can vote on a resolution concerning his or her remuneration. For fiscal year 2006 the shareholders authorized up to €300,000 in aggregate directors’ fees. Directors’ compensation, exclusive of capital gains for fiscal year 2006 was as follows:

	Fees	Number of Underlying Shares	Warrants Granted Exercise Price per Share	Expiration
Michel Alard	€ 18,000	8,000	€ 12.37	November 28, 2010
Marie-Claude Bernal	€ 33,000	8,000	€ 12.37	November 28, 2010
Pascal Brandys	€ 12,000	8,000	€ 12.37	November 28, 2010
Marc Fourrier	€ 22,000	8,000	€ 12.37	November 28, 2010
Richard Liebhaber	€ 27,000	8,000	€ 12.37	November 28, 2010
Stéphane Lizeray	€ 6,000	—	—	—
Todd Lowe	€ 21,000	8,000	€ 12.37	November 28, 2010
Thomas Weatherford	€ 24,500	8,000	€ 12.37	November 28, 2010
	€ 163,500	56,000

Form 20-F 2006 – ILOG | 45

Back To Contents

Under French law, we cannot grant options to members of the Board of Directors who are not employees (which is the case for the Chairman and Chief Executive Officer). During fiscal year 2006, our Directors exercised 42,000 warrants at an average price of €8.78 ($10.69).

In addition, 10,000 stock options were granted under our 1998 Stock Option Plans in fiscal year 2006 to Olivier Maurel, one of our executive officers, at an exercise price per share of €12.45. No stock option was exercised under our Stock Option Plans by our executive officers in fiscal year 2006.

For additional information relating to options granted to employees and warrants granted to ILOG’s Directors in fiscal year 2005 see “B. Compensation” above and “E. Share Ownership” below, as well as Note 10 to the Notes to our Consolidated Financial Statements included elsewhere herein.

C.	Board Practices

Under French law, the Board of Directors sets the guidelines of the Company’s activity and supervises their implementation. Within the limits set out by our statuts and subject to the powers expressly granted by French law to the general shareholders’ meetings, the Board of Directors may make any decision with respect to the business of the Company. In addition, the Board of Directors is responsible, among other things, for presenting the year-end accounts of ILOG to the shareholders and convening shareholders’ meetings. In addition, the Board of Directors reviews and monitors our economic, financial and technical strategies. French law and the statuts provide that the Board of Directors be composed of no fewer than three and no more than 18 members. The number of members of the Board may be increased only by decision of the shareholders by a simple majority vote. Our Board of Directors currently consists of nine members. Each Director must be an ILOG shareholder pursuant to art L. 225-25 of the French Commercial Code. Under French law, a Director may be an individual or a corporation, in which latter case, the corporation must appoint a “représentant légal”, but the Chief Executive Officer and the Chairman must be individuals. The Chief Executive Officer is not required to be a member of the Board of Directors if the functions of Chairman and Chief Executive Officer are separated. The Deputy Chief Executive Officer is also not required to be a member of the Board. A Director does not need to be a French national. Each Director is elected for a three year term. There is no limitation, other than applicable age limits, on the number of terms that a Director may serve. Directors are appointed by the shareholders at an ordinary shareholders meeting and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders at an ordinary shareholders meeting. The Chief Executive Officer may be removed by the Board of Directors at any time, and any Deputy Chief Executive Officer may be removed by the Board of Directors at any time upon the proposal of the Chief Executive Officer. However, under the French law of May 15, 2001, if either is removed by the Board of Directors without cause, they may obtain damages. Any vacancy in the Board of Directors may be filled by the Board of Directors, pending ratification at the next ordinary shareholders’ meeting. However, if the number of Directors falls below the legal minimum of three, the remaining Directors must immediately call an ordinary shareholders meeting to elect a sufficient number of Directors to reach the legal minimum.

Meetings of the Board of Directors, which are held as often as needed, are normally convened and presided over by the Chairman of the Board, who is elected by the Board of Directors. At the beginning of each fiscal year, the Chairman establishes a preliminary schedule of agenda subjects to be discussed during the year. Each Director is free to suggest the inclusion of items on the agenda. Each Director may raise at any Board meeting matters that are not on the agenda for that meeting. According to French law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene a meeting of the Board of Directors regarding matters listed on the agenda. The Board of Directors met seven times in fiscal year 2006 and the attendance rate averaged 60% for voting purposes (which does not include telephone participation). Including telephone participation, 83% of our directors on average were present for our seven meetings. According to the Company’s statuts, Directors who take part in a meeting of the Board by means of videoconference are deemed present, for purposes of calculating the quorum and the majority. A quorum consists of one-half of the members of the Board of Directors and decisions are generally taken by a vote of the majority of the members present, deemed to be present or represented by other members of the Board of Directors. The Chairman has the ability to cast a deciding vote in the event of a tie vote. A Director may give a proxy to another Director but a Director cannot represent more than one other Director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. As required under French law, a work-committee has been formed. Two representatives from our employees are entitled to be present at meetings of the Board of Directors, but they do not have any voting rights.

46 | Form 20-F 2006 – ILOG

Back To Contents

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

We have entered into an agreement with each of our Directors, our Chairman and Chief Executive Officer, our Deputy Chief Executive Officer, our Chief Product Officer, our Chief Financial Officer, our Chief Quality Officer, our Vice President Sales US and Europe, our Vice President and General Counsel, our Chief Information Officer and our management team to contract for and maintain liability insurance against liabilities which may be incurred by such persons in their respective capacities, including liabilities which may be incurred under the U.S. federal and state securities laws, subject to certain limitations. We believe that entering into such agreements and maintaining appropriate liability insurance for our Directors and officers will assist us in attracting and retaining qualified individuals to serve as Directors and officers. There are no service contracts with Directors providing for benefits upon termination of employment.

Under the Commercial Code and our statuts, any transactions we enter into, either directly or indirectly through an intermediary in which a member of our Board of Directors, or our Chief Executive Officer or our Deputy Chief Executive Officer, or one of our shareholders holding more than 10% of the voting rights (or, if it is a company, the company controlling it) has a direct or indirect interest and that is not in the ordinary course of business and/or is not at arm’s-length is subject to the prior consent of our Board of Directors. The same applies for transactions between the company and another company, whenever one of our directors or our Chief Executive Officer is the owner, a partner with unlimited liability, a manager, director, Chief Executive Officer or Deputy Chief Executive Officer, member of the management board (“directoire”) or supervisory board (“conseil de surveillance”) of such a company. Furthermore, the types and the purposes of these transactions must be communicated by the chairman to the Board of Directors and to the statutory auditors. The interested director is not taken into account for the quorum calculation and his or her vote is not taken into consideration for the calculation of whether the transaction has been approved by the Board of Directors. Any such transactions concluded without the prior consent of our Board of Directors can be deemed to be null and void if it causes prejudice to the Company. In addition, the related director, or Chief Executive Officer, can be held liable on this basis. Our statutory auditor must be informed of any such transaction within one month following its conclusion and must prepare a special report to be submitted to our shareholders for approval at their next annual meeting. In the event the transaction is not ratified by our shareholders at a shareholders’ meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested director or Chief Executive Officer, as the case may be, and, in some circumstances, the other members of the Board of Directors, liable for any damages we may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its Board of Directors who is a natural person and/or its managing directors, Chief Executive Officer or Deputy Chief Executive Officer, if any, are prohibited under French commercial law. Such prohibition also applies to natural persons representing a company acting as a Board member.

Exemptions from certain NASDAQ corporate governance rules

At the time ILOG listed its ADRs with the NASDAQ National Market, it received an exemption from certain corporate governance requirements. This exemption was received on February 12, 1997. NASDAQ rules permit NASDAQ to provide exemptions from the NASDAQ corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. ILOG has received from NASDAQ an exemption from compliance with certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of France. The exemptions, and the practices followed by the company, are described below:

Form 20-F 2006 – ILOG | 47

Back To Contents

The Company is exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 20% (in the case of an ordinary shareholders’ meeting or an extraordinary shareholders’ meeting, deciding upon any capital increase by capitalization of reserves), or 25% (in the case of any other extraordinary shareholders’ meeting) or a third (in the case of a special meeting of the shareholders) of the Shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary shareholders’ meeting or an extraordinary shareholders’ meeting deciding upon any capital increase by capitalization of reserves. There is a 20% quorum requirement in the case of any other extraordinary general meeting, or special meeting. The Company has petitioned for this exemption because it would not be legally permissible for a French public company to adopt in its articles of association quorum requirements that would be more stringent than those prescribed by French law.

The Company is exempt from NASDAQ’s requirements that director nominees must be selected, or recommended for the Board of Directors, either by a majority of the independent directors or a nominations committee comprised solely of independent directors within the meaning of NASDAQ’s rules. Under French law, there is no independence requirement for the Board members who perform the function of finding and nominating new Directors. The Company considers that one of the three members of ILOG’s Board of Director’s Nominating and Corporate Governance Committees, Todd Lowe, is not independent because his spouse is an employee of the Company. The Company has provided to the NASDAQ a written statement from independent counsel in the Company’s home country certifying that the Company’s practices are not prohibited by the home country’s laws.

Board’s Charter and Corporate Governance Guidelines

We have adopted NASDAQ standards for independence, and we consider all of our Directors to be independent other than Todd Lowe, Pierre Haren and Stéphane Lizeray.

Board Committees

A substantial portion of the analysis and work of the Board of Directors is done by standing Board Committees. Each Committee develops proposals, recommendations and opinions, as the case may be, within its respective field of competence, as prescribed in each Committee’s Charter. The Board currently has three committees: the Audit Committee composed of Marie-Claude Bernal, as Chairperson, Marc Fourrier and Pierre-Michel Peugnet; a Compensation Committee, composed of Michel Alard and Richard Liebhaber, as Chairperson; and a Nominating and Corporate Governance Committee, composed of Marie-Claude Bernal, Richard Liebhaber and Todd Lowe, as Chairperson. Committee members are appointed by the full Board upon recommendation of the Nominating and Corporate Governance Committee, which considers the views of individual Directors.

Each Board Committee has its own Charter. The Charters set forth the purposes, goals and responsibilities of the Committees as well as the qualifications for Committee membership, procedures for Committee member appointment and removal, Committee structure and operations and Committee reporting to the Board. The members of each Board Committee are required to meet the other membership criteria specified in their respective Committees’ Charters.

The primary responsibility of the Audit Committee is to oversee our financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board of Directors. In accordance with its Charter, the Audit Committee primarily reviews with management and our independent registered public accounting firm, our internal accounting procedures and quarterly and annual financial statements and consults with and reviews the services provided by our independent registered public accounting firm. The Committee reviews the interim financial statements and our financial disclosures, as well as earnings press releases. The Audit Committee must be composed of at least three Directors. Each member of the Audit Committee is required to be an independent member of the Board of Directors. Members of the Board of Directors shall be considered independent as long as they do not, other than in their capacity as members of the Board of Directors, the Audit Committee or any other Committee of the Company, accept any consulting, advisory, or other compensatory fee from the Company and are not an affiliated person of the Company or any of its subsidiaries, and otherwise meet the independence requirements of applicable French and U.S. stock exchange listing standards and other applicable laws and regulations. The Audit Committee provides assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others, relating to: the integrity of ILOG’s financial statements; the financial reporting process;

48 | Form 20-F 2006 – ILOG

Back To Contents

the systems of internal accounting and financial controls; the independent registered public accounting firm’s qualifications and independence; our compliance with ethics policies and legal and regulatory requirements; the accuracy of our insider trading policy and the quality of our policy for investors’ communications. The Audit Committee is empowered to investigate any matters brought to its attention with full access to all books, records, facilities, and personnel of ILOG and the authority to recommend the engagement and/or dismissal of external auditors, independent counsel and other advisers as it determines necessary to carry out its duties. In fiscal year 2006, the Audit Committee met five times and the attendance rate, including telephone participation, was 100%.

The Compensation Committee is charged, pursuant to its Charter, with reviewing and recommending to the full Board of Directors the level of compensation, including salary, fees, retirement benefits, executive incentive plans and fringe benefits, of the Chairman and Chief Executive Officer and Deputy Chief Executive Officer, as well as members of the Board; reviewing and approving annually the general compensation policies applicable to the Company’s executive officers, including the relationship of the Company’s performance to executive compensation; reviewing and advising the Board of Directors concerning, and if deemed appropriate, retaining independent consultants regarding, national, regional and industry-wide compensation practices and trends in order to assess the adequacy and competitiveness within the high technology and software industries of the Company’s executive compensation programs; overseeing and recommending from time to time for adoption by the Board of Directors share option plans, share appreciation rights plans, pension and profit sharing plans, bonus plans, deferred compensation plans, warrant award plans for independent Directors, independent Director compensation plans and other similar programs; overseeing and recommending to the Board of Directors the Company’s stock incentive and purchase plans as in effect and as adopted from time to time for adoption by the Company’s shareholders; performing such other functions and having such other powers as may be necessary or convenient for the efficient discharge of the foregoing; and reporting to the Board of Directors regarding the foregoing from time to time. In fiscal year 2006, the variable component of executive officers and all other employees’ remuneration included a bonus. This bonus calculation was based on a formula weighing the achievement of two fixed objectives for the year, namely operating profit greater than $11.5 million and revenue growth greater than 20%. For fiscal year 2006, one of the objectives was not reached, with actual revenue growth was 6.58% and operating profit was $4.6 million. Therefore, because actual growth is lower than one third of targeted growth (20%), there is no performance bonus was granted. In fiscal year 2006, the Compensation Committee met three times and the attendance rate, including telephone participation, was 100%.

The Nominating and Corporate Governance Committee was established in October 2002 with the primary objectives, pursuant to its Charter, of identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each next annual meeting of our shareholders; ensuring that the Audit, Compensation, Corporate Governance and Nominating, and any other future Committees of the Board shall have the benefit of an appropriate number of qualified and experienced independent directors; developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to us; monitoring significant developments in the law and practice of corporate governance; and leading the Board and each committee thereof in its annual performance evaluation, including establishing criteria to be used in connection with such evaluation. Key decisions and actions of the Nominating and Corporate Governance Committee in fiscal year 2006 included the selection and nomination of two new directors, one of which was also designated as the financial expert for the Audit Committee, as well as updating the succession plan and ongoing monitoring of the applicable French and US regulatory requirements. In fiscal year 2006, the Nominating and Corporate Governance Committee met three times and the attendance rate, including telephone participation, was 100%.

Our Board of Directors has determined that Mr. Pierre-Michel Peugnet who replaced Mr. Thomas Weatherford in April 2006, is an Audit Committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the audit committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the Board of Directors in the absence of such designation.

Internal Control Procedures

Under the French Financial Security Law, issuers of publicly traded securities are subject to new disclosure requirements for corporate governance and internal control. The Chairman is required to report to shareholders annually, in a document appended to the Management Report issued by the Board of Directors, on the way in which the Board prepares and organizes

Form 20-F 2006 – ILOG | 49

Back To Contents

its work, as well as on the internal control procedures implemented by the Company. For corporations with a Board of Directors, the report must also specify whether the powers of the Chief Executive Officer have been restricted in any way.

One of the objectives of the internal control procedures is to prevent and control risks arising from the Company’s businesses and risks of error or fraud, particularly in the areas of accounting and finance. As with every control system, it cannot provide an absolute guarantee that these risks are totally eliminated. See also Item 15 of this Form 20-F.

Ethical Values and Principles of Conduct for the Group

The ethical values and principles of conduct for the Company are defined in two of the Company’s principal documents:

(1) ILOG Code of Business Conducts and Ethics

(2) Supplementary Code of Ethics and Business Conduct for Designated Executives

D.	Employees

The following chart indicates our total number of employees and the distribution of employees by function, as of June 30, 2006, 2005, and 2004:

	2006	2005	2004
Sales and Marketing	277	256	250
Consulting and Customer Support	161	148	114
Research and Development	200	175	164
General and Administrative	95	86	86
Total Employees	733	665	614

The following chart indicates the geographic distribution of our employees, as of June 30, 2006, 2005 and 2004:

	2006	2005	2004
Europe	443	402	378
North America	211	196	181
Asia Pacific	79	67	55
Total Employees	733	665	614

Employee turnover was approximately 11% and 13% in fiscal year 2006 and fiscal year 2005 respectively.

We have never experienced a strike and believe that our relationships with our employees are good. Our employees in France are generally employed on a permanent basis. We do employ a few temporary workers during periods of transition, and we subcontract a small portion of our work to third parties. See “Item 3.D. Risk Factors.”

Our employees in France are represented by an independent union, and management is required under the French Labor Code to hold monthly meetings with a delegation of elected employee representatives to discuss, in particular, employment matters and the economic condition of the Company and to provide appropriate information and documents relating thereto. Monthly reports are published on the ILOG intranet. As required under the French Labor Code, two representatives of the employees are entitled to attend meetings of the Board of Directors, but do not have any voting rights. Furthermore, the November 29, 2005 annual meeting of the Shareholders approved a resolution modifying ILOG S.A. by-laws in order to allow the appointment of a representative of the employees to the Board. Mr. Stéphane Lizeray was elected a Director by the French personnel of the Company on March 17, 2006.

A profit sharing plan (accord d’intéressement) was developed and approved by the Board in December 2004 for implementation for French employees in fiscal years 2005, 2006 and 2007. Payments under the plan are determined as a

50 | Form 20-F 2006 – ILOG

Back To Contents

percentage of the yearly paid remuneration and with the same method as the one used for all other employees located in our subsidiaries, i.e., based on yearly targeted growth and operating profit. No performance bonus will be paid in fiscal year 2006 as these targets were not achieved.

E.	Share Ownership

The table below sets forth certain information with respect to the beneficial ownership of Shares, including Shares represented by ADSs, options and/or warrants outstanding as of August 31, 2006 by our Directors and executive officers, where such beneficial ownership represents more than one percent:

		Options & Warrants
Name	Shares	Number of Underlying Shares	Exercise Price(s) Euros	Shares Beneficially Owned(a)	Percentage(a)
Directors and executive officers as a group (16 people)(b)(c)	703,539	942,433	3.81-51.50	1,642,556	8.9%
Marc Fourrier(e)	227,937	40,000	7.99-13.09	267,937	1.4%
Pierre Haren(f)	276,319	220,000	3.81-10.01	496,319	2.7%
Todd Lowe(d)	185,222	97,000	5.62-10.45	282,222	1.1%

(a)

Includes Shares represented by ADSs. Number of Shares and percentage ownership are based on 18,548,809 Shares outstanding as of August 31, 2006. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Shares subject to options and warrants that are currently exercisable or are exercisable within 60 days of August 31, 2006, are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the Shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(b)

Includes 198,000 warrants granted and outstanding to non-executive Directors, which expire five years from the date of grant as follows: 40,000 in December 2006, 32,000 in June 2008, 32,000 in December 2008, 46,000 in November 2009, and 48,000 in November 2010.

(c)

Includes 669,433 options granted to executive officers under the plans described below and which expire ten years from the date of grant as follows: 20,000 in April 2007, 5,384 in July 2007, 150,000 in October 2007, 33,700 in April 2008, 19,375 in 2009, 181,500 in 2010, 145,322 in 2011, 65,000 in 2012, 44,041 in 2013, and 4,661 in 2014. Also includes 75,000 options held by Janet Lowe.

(d)

Shares are held in the name of the Lowe Family Trust of which Mr. Lowe is a trustee. Includes 75,000 options held by Janet Lowe, which expire as follows: 45,000 in August 2007, 15,000 in October 2009, and 15,000 in November 2011. Includes 22,000 warrants held by Mr Lowe, which expires as follows: 8,000 warrants expiring in December 2008, 6,000 in November 2009 and 8,000 in November 2010.

(e)

Includes two shares held by Delphis, a corporation controlled by Mr. Fourrier and his family. The warrants expire as follows: 8,000 in December 2006, 8,000 in June 2008, 8,000 in December 2008, 8,000 in November 2009, and 8,000 in November 2010.

(f)	Includes 56,000 shares held in the name of Dr. Haren’s children. The options expire as follows: 20,000 in April 2007, 150,000 in October 2007 and 50,000 in November 2011.

We have various employee stock option and employee stock purchase plans currently in effect. Under French law, we cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Deputy Chief Executive Officers) who are not employees. See Note 10 of the Notes to our Consolidated Financial Statements included elsewhere herein for information related to option grants.

Warrants

Warrants for Non-Executive Directors and TAB Members. Pursuant to resolutions adopted on September 21, 1999, October 18, 2000, December 18, 2000, December 18, 2001, December 17, 2002, December 16, 2003, November 30, 2004, and November 29, 2005, the shareholders have authorized the Board to issue warrants to the non-executive Directors and TAB members for the purchase of ILOG Shares, up to a total of 456,000 Shares. On September 22, 1999, November 22, 2000, December 18, 2000, December 18, 2001, February 26, 2003, June 18, 2003, December 16, 2003, November 30, 2004, and November 29, 2005, warrants to purchase 20,000, 32,000, 80,000, 60,000, 20,000, 56,000, 76,000, 56,000, and 56,000 Shares, respectively, were granted to 11 non-executive Directors and five TAB members. Warrants representing

Form 20-F 2006 – ILOG | 51

Back To Contents

242,000 shares were outstanding as of August 31, 2006, as two directors did not accept their grants. The warrants may be exercised at prices between €4.48 and €13.10 per Share at any time until the fifth anniversary of the date of grant, when they lapse. When granted, the exercise price of the warrant is the highest of (i) the average trading closing price as quoted on Eurolist during the ten days preceding the Shareholders’ meeting or (ii) the closing price for a share on Eurolist on the trading day preceding the Shareholders’ meeting. The warrants are issued at a price representing 5% of the exercise price, and must be subscribed within three months from the date of the grants.

Option Plans

The following is a summary description of each of the Company’s stock plans.

The 1996 Stock Option Plan. In 1994, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant, until November 23, 1999, options on up to 500,000 shares at a price to be determined by the Board of Directors on the date of grant based on ILOG’s net assets, a reasonable estimate of its future profitability and its future development prospects (the “1994 Plan”). In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for the granting of incentive stock options, we decided to adopt a new plan (the “1996 Plan”), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders at an extraordinary meeting on May 30, 1996, and on that date 600,000 Shares were granted; on October 17, 1996, 200,000 Shares; on August 20, 1997, 1,600,000 Shares; on December 17, 1997, 500,000 Shares; and on August 31, 1998, 1,000,000 Shares, were added to the 1996 Plan with respect to which options could also be granted by the Board of Directors until November 23, 1999. Following the approval by shareholders at an extraordinary meeting of the 1998 Plan (see below), 1,000,000 shares authorized for the 1996 Plan were transferred to the 1998 Plan. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant of options and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. As of August 31, 2006, options with respect to an aggregate of 979,636 Shares were outstanding at exercise prices ranging from €3.81 to €13.54.

The 1998 Stock Option Plan. On November 4, 1998, ILOG’s shareholders, at an extraordinary meeting, approved the 1998 Stock Option Plan, to succeed the 1996 Stock Option Plan, and at that time options representing 1,000,000 Shares previously authorized for the 1996 Plan were transferred to the 1998 Plan. In addition, on September 21, 1999, 900,000 Shares and on October 18, 2000, 1,250,000 Shares, were authorized with respect to which options may be granted by the Board of Directors. The 1998 Stock Option Plan is identical to the 1996 Stock Option Plan except that it expired in October 2005. As of August 31, 2006, options with respect to an aggregate of 2,624,237 Shares were outstanding at exercise prices ranging from €2.92 to €51.50.

The 2001 Stock Option Plan. On September 25, 2001, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 1,100,000 Shares, to employees under the 2001 Stock Option Plan (the “2001 Plan”). On December 18, 2001, the shareholders ratified and amended the 2001 Plan. Pursuant to the 2001 Plan, the issue price of the Shares will be equal to the closing price of a Share on the Eurolist by Euronext on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Eurolist by Euronext during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2001 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. The 2001 Plan expired in November 2005. As of August 31, 2006, options with respect to an aggregate 935,990 Shares were outstanding at exercise prices ranging from €8.66 to €10.78.

The 2004 Stock Option Plan. On November 30, 2004, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 800,000 Shares to employees. Under the 2004 Stock Option Plan (the “2004 Plan”), the issue price of the Shares will be equal to the closing price of a Share on the Eurolist by Euronext on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Eurolist by Euronext during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2004 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after

52 | Form 20-F 2006 – ILOG

Back To Contents

the date of grant and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. As of August 31, 2006, options with respect to an aggregate 10,000 Shares had been issued under the 2004 Plan and were outstanding at an exercise price of €12.45, and options to purchase or subscribe for 790,000 Shares remained available for grant under the 2004 Plan.

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

In December 1996, the French parliament adopted a law that requires French companies and optionees to pay French social contributions and certain salary-based taxes, which may represent, for ILOG, up to 45% of the taxable amount, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary is a French resident subject to French social security at the date of grant of the stock options and disposes of the shares, or converts the shares into bearer form, before the fifth anniversary of the date of option grant. In addition, such difference is treated as salary income for personal income tax purposes if the shares are sold or otherwise disposed of within five years of the grant date. This applies to all options exercised after January 1, 1997 and granted to French residents subject to French social security. Thus, in order to avoid paying these social contributions, the option Plans provide that the shares to be obtained by exercise of the options granted as of and after January 1, 1997 to French residents subject to French social security can not be disposed of or converted into bearer form except with express written authorization from Company, until the end of the five-year holding period from the date of grant of the options. In addition, pursuant to the French Law of July 2, 1998, both the beneficiary and ILOG are exempt from social contributions if the options were granted before January 1, 1997 and are exercised after April 1, 1998 due to the fact that ILOG has not been registered for more than 15 years at the date of grant of such options. Under the French Law of May 15, 2001, the five-year holding period is reduced to four years with respect to stock options granted on or after April 27, 2000.

We have not recorded a liability for social contributions and certain salary-based taxes that may be assessed for options granted up to June 30, 2006, as the liability, being dependent on future values of our Shares and the timing of employees’ decisions to exercise options and sell the related Shares, cannot be estimated. We also do not consider that the liability is probable because the Company has control over whether to make an exception to the option plans, and of the significant income tax disincentives to employees exercising options and selling the Shares prior to the end of the minimum holding period.

International Employee Stock Purchase Plan. In October 1996, ILOG’s shareholders had approved our International Employee Stock Purchase Plan (the “Purchase Plan”) and renewed such approval in December 2003, which reserved a total of 400,000 Shares for issuance to the ILOG S.A. Employee Benefits Trust for a period of two years. The Purchase Plan permitted eligible employees to acquire Shares in the form of ADSs through payroll deductions. The Purchase Plan was intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The Board of Directors decided to use the Plan until January 2005 when the last offering period was closed. The December 2003 shareholders’ approval expired in November 2005 and was not renewed.

French Employee Savings Plan. ILOG’s shareholders in December 2003 reserved a total of 600,000 Shares for issuance to ILOG employees participating in the French Employee Savings Plan the (“Savings Plan”) for a period of two years. The Savings Plan permitted eligible employees to make contributions for purposes of purchasing units in investment funds managed for ILOG on behalf of the employees, or to acquire ILOG Shares at a preferential price. The Savings Plan is an Employee Savings Plan under Article L.443-1 et. seq. of the French Labor Code. The Board of Directors decided to use the Plan until September 2004 when the last offering period was closed. The December 2003 shareholders’ approval expired in November 2005 and was renewed for a period of two years and for a total of 100,000 shares. As of August 31, 2006, the Board of Directors had not used the Plan under this authority.

Form 20-F 2006 – ILOG | 53

Back To Contents

As of June 30, 2005, we had issued 177,720 and 28,534 Shares under the International Employee Purchase Plan and the French Employee Savings Plan, respectively, since ILOG’s shareholders’ approval in December 2003. In fiscal year 2006, no shares were issued under these plans.

Free shares. On November 29, 2005, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to allow grants of new shares and/or existing shares representing up to 4% of the Company’s share capital, for free to certain employees and executives of the Company or its affiliates, excluding any executives or employees who own more than 10% of the Company’s share capital. The grant of free shares to the beneficiaries of this program would be definitive at the end of the vesting period, which would occur each month between the 24th month and the 84th month following the date of grant, with respect to 1/60th of the shares granted to each beneficiary. There would be a lock-up period of two years following the definitive grant of each share, with respect to such share. The Board has not awarded any grants as of October 6, 2006.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

The table below sets forth certain information with respect to the beneficial ownership of ILOG Shares as of August 31, 2006 by any person known to us to be the owner of five percent or more of the outstanding Shares and employees:

Name and Address of Beneficial Owners	Shares Beneficially Owned(a)	Percentage Owned(a)
Institut National de Recherche en Informatique et en Automatique (INRIA)	1,237,500	6.7%
Financière de l’Echiquier(b)	912,717	4.9%
Employees(c)	666,510	3.6%
______________
(a)

Number of Shares and percentage ownership are based on 18,548,809 Shares outstanding as of August 31, 2006. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Shares subject to options and warrants that are currently exercisable or are exercisable within 60 days of August 31, 2006, are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the Shares beneficially owned percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(b)

The number of shares corresponds to the notification published by Financière de l’Echiquier on March 23, 2005. No other notification has been published by Financière de l’Echiquier since March 23, 2005.

(c)

Represents an estimate of the shares of ILOG held directly or indirectly by employees to the best of the Company’s knowledge. In addition, our employees have 4,351,516 stock options exercisable as detailed in Note 10 to our financial statements.

On March 23, 2005 a French company Financière de l’Echiquier purchased 912,717 shares representing, 5.0% of the Company’s shares at August 31, 2005. Since this date, Financière de l’Echiquier has not published any further notifications. Fidelity Investments, through various funds under its management had, during 2003 and in prior years, control of between approximately 5% and 10% of the Company’s outstanding shares. Fidelity Investments reduced its share in ILOG below 5% on August 8, 2003. Robert Bixby’s beneficial ownership was 5.1% in fiscal year 2003 but had decreased below 5% in fiscal year 2004. To our knowledge, over the last three years there have been no other significant changes in the percentage ownership held by any other of the Company’s major shareholders.

To our knowledge, except as disclosed above, the Company is not directly or indirectly controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and the Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

None of the holders of Shares listed in this table have voting rights different from other holders of shares. We are not aware of any shareholders’ agreement with respect to our shares.

54 | Form 20-F 2006 – ILOG

Back To Contents

As of August 31, 2006, ADRs evidencing approximately 2,247,584 ADSs were held of record by approximately 37 registered holders. The 2,247,584 Shares represented by those ADRs (approximately 12% of the Company’s issued and outstanding Shares) were registered in the name of BNP-Paribas. Because the shares are dematerialized, we are not able to identify the number of record shareholders without unreasonable expense. Since certain of the Company’s ADSs and Ordinary Shares are held by brokers and other nominees, the number of ADSs and Ordinary Shares held of record and the number of record holders may not be representative of the location of where the beneficial holders are resident.

B.	Related Party Transactions

Janet Lowe is the wife of director Todd Lowe, and is an employee of the Company. ILOG has no other related party transactions.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this Annual Report on Form 20-F.

Legal Proceedings

ILOG is involved in a lawsuit entitled Jensen Denmark A/S and Naicom Technologies vs. ILOG S.A. This suit was brought by Jensen Denmark and Naicom Technologies against ILOG for breach of contract, bad faith, and failure to meet the standard of care owed by a professional consultant. ILOG has filed a counterclaim in which it alleges that ILOG is entitled to recover from the plaintiffs fees which we incurred but which were not paid, as well as additional damages. The case was tried before a judge in France and the court found in ILOG’s favor and against Naicom Jensen. The court dismissed ILOG’s counterclaim. Naicom Jensen has appealed this ruling and the case is currently pending on appeal in the Court of Appeals of Paris, France. The amount of damages claimed by Jensen Naicom is below the limits of our applicable insurance coverage, and the insurance company has accepted the defense of this matter.

We are a party to various other legal proceedings from time to time in the ordinary course of business. There is currently no such proceeding which we believe is likely to have, or recently has had, a material adverse effect on our financial position or profitability. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which may arise in the future will not have a material adverse effect on our financial position or profitability.

To the knowledge of the Company, there are no other significant commitments or contingencies as of June 30, 2006.

Dividend Policy

We have not paid any cash dividends on our share capital to date. We currently anticipate that we will retain any future earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in euros and under French law and our statuts, may only be paid from ILOG S.A.’s pre-consolidated statutory retained earnings. As of June 30, 2006, ILOG S.A.’s pre-consolidated accumulated profit was approximately $6 million. Any dividends paid to holders of ADSs would be converted from euros to U.S. dollars, subject to a charge by the Depositary for any expenses incurred by the Depositary in such conversion. Fluctuations in the exchange rate between euros and dollars and expenses of the Depositary would affect the dollar amounts actually received by holders of ADSs upon conversion by the Depositary of such cash dividends. See “Item 3.D.—Risk Factors—5. Other risks of owning ILOG

Form 20-F 2006 – ILOG | 55

Back To Contents

Shares and ADSs—Holders of ADSs may be subject to additional risks related to holding ADSs rather than Shares”. See “Item 10.E.—Taxation” for a description of the principal French and U.S. federal income tax consequences regarding the taxation of dividends for holders of ADSs and Ordinary Shares.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes in the Company’s business since June 30, 2006, the date of the annual financial statements included in this Annual Report.

Item 9.	The Offer and Listing
A.	Offer and Listing Details

Closing Sale Prices of ILOG ADSs and Shares

The following table sets forth the range of low and high reported closing sale prices of our ADSs (each ADS representing one Share) on the NASDAQ National Market for the last five fiscal years and periods indicated.

	In Dollars
	Low	High
2002	5.00	17.15
2003	2.70	9.88
2004	8.16	14.32
2005	9.12	15.50
First Quarter	9.12	12.83
Second Quarter	10.00	13.29
Third Quarter	12.24	15.50
Fourth Quarter	11.66	15.00
2006	11.98	18.85
First Quarter	12.80	15.72
Second Quarter	14.64	18.85
Third Quarter	13.00	18.51
Fourth Quarter	11.98	17.85
Monthly
March 2006	14.28	16.16
April 2006	15.47	17.85
May 2006	14.48	17.34
June 2006	11.98	14.87
July 2006	10.63	13.24
August 2006	10.26	11.79

On August 31, 2006, the last sale price for the ADSs as reported on the NASDAQ National Market was $11.78 per ADS.

The Depositary for the ADSs is JPMorgan Chase Bank. Each ADS registered on the books of the Depositary represents to one Share. As of August 31, 2006, there were 37 record holders of American Depositary Receipts evidencing 2,247,584 ADSs.

From December 1998 to February 2005, the Shares were listed on the Nouveau Marché of Euronext Paris, and are since then listed on Eurolist by Euronext. The following table sets forth the range of high and low reported closing sale prices of the Shares on the Eurolist by Euronext (and, prior to February 21, 2005, on the Nouveau Marché) for the last five fiscal years and periods indicated.

56 | Form 20-F 2006 – ILOG

Back To Contents

	In Euros
	Low	High
2002	5.00	19.20
2003	2.75	8.40
2004	7.15	12.60
2005	7.50	11.87
First Quarter	7.50	10.15
Second Quarter	8.23	10.08
Third Quarter	9.40	11.87
Fourth Quarter	9.55	11.74
2006	9.57	15.40
First Quarter	10.55	14.30
Second Quarter	12.12	15.40
Third Quarter	10.82	14.86
Fourth Quarter	9,57	13.80
Monthly
March 2006	12.05	12.60
April 2006	12.83	13.80
May 2006	11.35	13.53
June 2006	9.57	11.39
July 2006	8.18	10.30
August 2006	8.20	9.19

On August 31, 2006, the last sale price for the Shares as reported on the Eurolist by Euronext was €8.61 per Share.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The ADSs are quoted on the NASDAQ National Market under the symbol “ILOG”. The Shares are also listed on the Eurolist by Euronext. The Nouveau Marché of Euronext Paris, on which our shares were previously traded, merged into a new market called Eurolist by Euronext on February 21, 2005 and the Shares are accordingly traded on the Eurolist by Euronext since that date.

The Paris Market

The Financial Security Law provided for the creation of a single regulatory body, the Autorité des Marchés Financiers (the “AMF”), to control and supervise French financial markets. Accordingly, the AMF, an independent administrative authority, resulted from the merger of three former independent market watchdogs, namely the Commission des Opérations de Bourse (the “COB”), the Conseil des Marchés Financiers (the “CMF”) and the Conseil de Discipline de la Gestion Financière. The AMF is responsible for the protection of investors, the dissemination of information to the public by traded companies and the proper running of the securities markets. References in this Annual Report on Form 20-F to the AMF include its predecessors, the COB and the CMF.

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

Form 20-F 2006 – ILOG | 57

Back To Contents

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

Official trading of listed securities on Euronext Paris is transacted through providers of investment services known as prestataires de services d’investissements (investment companies and other financial institutions). The trading of ILOG Shares takes place continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-closing session from 5:25 p.m. to 5:30 p.m. during which time transactions are recorded but not executed, with a closing auction at 5:30 p.m. During a pre-opening session from 7:15 a.m. through 9:00 a.m. transactions are recorded but not executed. Any trade effected after the close of a stock-exchange session is recorded on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session.

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

Trading in the listed securities of an issuer may be reserved or suspended by Euronext Paris if changes in quoted prices exceed certain price limits defined by its regulations. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (réservation à la hausse ou à la baisse). The reference price is usually the opening price, or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris to take into account available information. Further suspensions for up to four minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. Euronext Paris may also reserve trading for a four-minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than mentioned above. Euronext Paris may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the AMF may ask Euronext to suspend trading.

Trades of securities listed on Eurolist by Euronext are cleared and settled through Euroclear France S.A.. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

The Company currently has no plans to list its securities for trading on any other markets.

The NextEconomy segment

ILOG joined the NextEconomy segment of Euronext N.V., when it was created on January 2, 2002. This segment contains companies from sectors related to the new economy. Companies included in this segment undertake to comply with specific

58 | Form 20-F 2006 – ILOG

Back To Contents

commitments for financial transparency, in addition to existing local obligations. Shares included in the NextEconomy segment are traded on a continuous basis, with or without the involvement of one or more liquidity providers.

For any financial year beginning on or after January 1, 2005, ILOG is required to prepare and publish annual Consolidated Financial Statements and interim reports, reviewed and approved by the Audit Committee and an independent registered public accounting firm (Commissaires aux Comptes), for each financial year with a one year comparison in accordance with the International Financial Reporting Standards (“IFRS”) (in line with European Regulation n°1606/2002). Comparative figures shall be provided and restated on the same basis as for the 2005 year. Euronext regards as best practice that companies included in the NextEconomy segment publish first and third quarterly reports with a content that shall be the same as the content of the half-yearly report.

ILOG complies with all Euronext requirements with respect to the NextEconomy segment. With regards to best practice as set forth by Euronext, ILOG has filed a document de référence with the AMF on an annual basis since its admission to listing on the Nouveau Marché (which became Eurolist by Euronext) and publishes quarterly financial information.

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

For a complete discussion of directors’ powers under French law and the Company’s bylaws, please see “Item 6A-Directors and Senior Management”.

For the Company’s registration number and corporate purpose, please see “Item 4. Information on the Company—History and Development of ILOG”.

Form 20-F 2006 – ILOG | 59

Back To Contents

For information related to the rights of ADS holders, see the Form F-6, which is hereby incorporated by reference herein.

1.	Directors

Each Director must own at least one share during his term of office. If, at the time of his or her appointment, a Director does not own the required number of shares or if, during his or her term of office, he or she ceases to be the owner thereof, he or she shall have a period of three months to purchase such number of shares, in default of which he or she shall be automatically deemed to have resigned.

The number of Directors who are more than seventy-five (75) years old may not exceed one third of the Directors in office. Should such quota be reached during an ongoing term of office, the appointment of the oldest Director would be automatically terminated at the close of the following ordinary shareholders meeting.

Since the statuts do not contain any provisions relating to the Directors’ compensation, French law described under Item 6 A. and Item 6 C. applies without restriction.

The entering into of arrangements or contracts in which a Director is interested is subject to the prior consent of our Board of Directors and must be approved by our shareholders’ meeting. Our bylaws refer to the applicable French laws described under Item 6 C. Please see “Item 6 C – Board Parties”. Directors, other than legal entities, are forbidden to contract loans from the Company in any form whatsoever, to secure an overdraft from it, as a current account or otherwise, or to have the Company guarantee or secure their commitments toward third parties. The same prohibition applies to the CEO (directeur général), the deputy CEO (directeur général délégué) and the permanent representatives of legal entities that are Directors. It also applies to spouses, ascendants and descendants of the persons of the foregoing, as well as to all intermediaries.

2.	Shareholders’ Meetings and Voting Rights

General

In accordance with French law, there are two types of shareholders’ meetings, ordinary and extraordinary.

Ordinary shareholders’ meetings are required for matters such as:

•	electing, replacing and removing Directors,
•	determining Directors’ fees,
•	appointing an independent registered public accounting firm,
•	approving the annual accounts, and
•	declaring dividends or authorizing dividends to be paid in shares.

Following the adoption of French ordinance dated June 24, 2004, the issuance of debt securities by French commercial companies may now be decided by the Board of Directors, and an authorization by the shareholders at the ordinary shareholders’ meeting is no longer necessary.

Extraordinary shareholders meetings are required for approval of matters such as amendments to the Company’s statuts and rights of holders of any category of shares, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing the Company’s name or corporate purpose,
•	increasing or decreasing the Company’s share capital as well as delegating authority to the Board of Directors to do so,
•	authorizing or deciding the issuance of preferred shares, convertible or exchangeable securities, or any other securities giving rights to equity securities, and
•	the voluntary liquidation of the Company prior to the end of its statutory term.

60 | Form 20-F 2006 – ILOG

Back To Contents

Annual Ordinary Meetings

French law requires the Company’s Board of Directors to convene an annual ordinary shareholders’ meeting for approval of the annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may, however, be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, the Company’s independent registered public accounting firm may call the meeting. The Company’s liquidator in bankruptcy or a court-appointed agent may also call a shareholders’ meeting in some instances. A court agent may be appointed at the request of:

•	one or several shareholders holding at least 5% of the Company’s share capital,
•	any interested party, in emergency situations,
•	the workers’ committee in emergency situations,
•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the Company’s voting rights, or
•	majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

Notice of Shareholders’ Meetings

The Company must announce shareholders’ meetings at least 30 days in advance by means of a preliminary notice, which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO,” and must be sent to the AMF prior to publication. This preliminary notice must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

At least 15 days prior to the date set for the meetings and at least six days if the required Quorum is not met, the Company must publish a final notice (avis de convocation) containing among other things, the final agenda, time and place of the meeting and other related information. This final notice must be sent by mail to all registered shareholders who have held shares for at least one month prior to the date of publication of the final notice, and must also be published in a newspaper authorized to publish legal announcements in the local administrative area (département) in which the Company is registered, as well as in the BALO, with prior notice having been given to the AMF.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception, shareholders may take action with respect to the dismissal of Directors even though this action has not been included on the agenda.

Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding at least 1.58% of the shares calculated on the basis of a formula relating to the Company’s share capital,
•

a duly qualified association of shareholders, each of whom held shares in registered form for at least two years and who together hold at least 1% of the voting rights calculated on the basis of a formula relating to the Company’s share capital, or

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

Form 20-F 2006 – ILOG | 61

Back To Contents

Attendance and Voting at Shareholders’ Meetings

Each Share confers on a shareholder the right to one vote. Shareholders may attend ordinary shareholders meetings and extraordinary shareholders’ meetings and exercise their voting rights, subject to the conditions specified in French law and the Company’s statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary shareholders meeting or to vote by mail or, upon decision of the Board, by videoconference or by other means of telecommunication which allow shareholders to be identified.

According to the Company’s statuts, in order to participate in any shareholders’ meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by the Company or on the Company’s behalf by an agent appointed by the Company at least one day prior to the date of the meeting.

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

Proxies and Votes by Mail

In general, all shareholders who have properly registered their Shares or duly presented a certificate from their accredited financial intermediary may participate in shareholders’ meetings. Shareholders may participate and vote in shareholders’ meetings either in person, by proxy, by mail, or upon decision of the Board, by videoconference or by any other means of telecommunication which allows shareholders to be identified.

Proxies will be sent to any shareholder on request with, among other things, the text of the resolutions to be passed at the relevant meeting. In order to be counted, such proxies must be received at the Company’s registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. If the shareholder is not a French resident, the grant of proxies should be made through an intermediary declaring his position as an intermediary holding shares on behalf of beneficial owners as set forth by French law. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed by the Board of Directors and against all others.

In addition, shareholders may vote by mail or email. The Company must send shareholders a voting form. The completed form voting must be returned by the shareholder to the Company at least three days prior to the date of the shareholders’ meeting.

Quorum

French law requires that shareholders having at least 20% of the shares entitled to voting rights must be present in person or voting by mail, by proxy or by videoconference or by any other means of telecommunication that allows shareholders to be identified to satisfy the quorum requirement for:

•	an ordinary shareholders’ meeting, and
•	an extraordinary shareholders’ meeting’s resolution whereby an increase in the Company’s share capital is proposed through incorporation of reserves, profits or share premiums.

The quorum requirement is 25% of the shares entitled to voting rights, on the same basis, for any other extraordinary shareholders’ meeting’s resolution.

62 | Form 20-F 2006 – ILOG

Back To Contents

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. Therefore, no quorum is required when an adjourned extraordinary meeting is resumed only to approve an increase in the Company’s share capital through incorporation of reserves, profits or share premiums. In the case of any other resumed meeting, shareholders having at least 20% of outstanding voting rights must be present in person or voting by mail or by proxy and by videoconference or by any means of telecommunication allowing them to be identified for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

A simple majority of shareholders may pass a resolution at either an ordinary shareholders’ meeting or an extraordinary shareholders’ meeting deciding upon a capital increase by incorporation of reserves, profits or share premiums. At any other meetings, a two-thirds majority of the shareholder votes cast is required.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present either in person, by videoconference or by any means of telecommunication allowing shareholders to be identified, or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

In general, each shareholder is entitled to one vote per share at any shareholders’ meeting. Under French law, shares of a company held by itself or entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

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

The Company may only distribute dividends out of the Company’s “distributable profits” plus any amounts held in the Company’s reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or the Company’s statuts. “Distributable profits” consist of the Company’s unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law or the Company’s statuts.

Legal Reserve

French law provides that each French société anonyme, such as the Company, must allocate 5% of its unconsolidated net profit for each year to its legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the share capital. This restriction of payment of dividends also applies to each of the Company’s French subsidiaries on an unconsolidated basis. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

According to French law, the Board of Directors may propose a dividend for approval by the shareholders at the annual shareholders’ meeting. If the Company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by the Company’s independent registered public accounting firm, the Board of Directors may distribute interim dividends. The amount of such interim dividends cannot exceed the amount of the profits of the Company

Form 20-F 2006 – ILOG | 63

Back To Contents

for the period covered by the interim income statement. The Board of Directors may declare, subject to French law, interim dividends paid in cash, without obtaining shareholders’ approval. For interim dividends paid in Shares, prior authorization by an ordinary shareholders’ meeting is required.

Distribution of Dividends

Dividends are distributed to shareholders pro-rata according to their respective holdings of Shares. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the Board of Directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary shareholders’ meeting or by the Board of Directors in the absence of such a decision by the shareholders.

In addition, the Company’s statuts authorize the shareholders, in an ordinary meeting, to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or shares.

Timing of Payment

According to French law, the Company must pay any dividends within nine months of the end of the Company’s fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

4.	Changes in Share Capital

Increases in Share Capital

As provided by French law, the Company’s share capital may be increased only with the shareholders’ approval at an extraordinary shareholders’ meeting following a recommendation of the Board of Directors. Increases in the Company’s share capital may be effected by:

•	issuing additional Shares,
•	increasing the nominal value of existing shares, or
•	issuing a new class of shares such as preferred shares.

Increases in share capital by issuing additional ordinary or preferred shares or a new class of shares may be effected by issuing such securities:

•	for cash,
•	for assets contributed in kind,
•	by conversion, exchange or redemption of debt securities convertible, redeemable or exchangeable into the Company’s shares,
•	upon the exercise of stock options, warrants or other similar securities comprising rights to subscribe for the Company’s shares,
•	by capitalization of profits, reserves or share premiums,
•	subject to various conditions, in satisfaction of debt incurred by the Company, or
•	any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to extraordinary

64 | Form 20-F 2006 – ILOG

Back To Contents

shareholders’ meetings. However, the extraordinary shareholders’ meeting may delegate to the Board of Directors its powers to decide, within certain limits, upon capital increases.

The shareholders may delegate the right to carry out any increase in share capital (and subject to certain conditions may authorize the board to issue shares in remuneration of a contribution in-kind, when the contribution in-kind is made under the form of an exchange offer or when the contribution in-kind is constituted of equity securities and the shares issued represent no more than 10% of the share capital of the issuer) to the Board of Directors, provided that this increase has been previously authorized by the shareholders. The Board of Directors may further sub-delegate this right to the Company’s Chief Executive Officer. Each time the shareholders decide on a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase, they must decide on whether or not to proceed with a capital increase reserved to employees of the Company and its subsidiaries or whether or not to delegate to the Board of Directors the right to carry out such reserved capital increase.

Decreases in Share Capital

According to French law, any decrease in the Company’s share capital requires approval by the shareholders entitled to vote at an extraordinary shareholders’ meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase the Company’s own shares, all holders of shares must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

5.	Preemptive Subscription Rights

According to French law, if the Company issues new securities for cash giving rights, either immediately or at a later date, to subscribe to the Company’s new shares, current shareholders will have preemptive subscription rights to these securities on a pro-rata basis. These preemptive rights require the Company to give priority treatment to current shareholders. Preemptive subscription rights are transferable during the subscription period relating to a particular offering of shares. These rights may also be listed on Euronext Paris or any relevant stock exchange.

A two-thirds majority of the Shares entitled to vote at an extraordinary shareholders’ meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the Board of Directors and the Company’s independent registered public accounting firm present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary shareholders’ meeting to give existing shareholders a non-transferable priority right to subscribe to such new equity securities during a limited period of time. Shareholders also may notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

6.	Form, Holding and Transfer of Shares

Form of Shares

The Company’s statuts provide that the Shares may be held in registered or bearer form.

Right to own Shares

The statuts contain no other limitations on the rights to own securities, other than the indication that the Company may require the repurchase, subject to the conditions set forth in article L. 228-35-10 of the French Commercial Code, either of all of its Shares with a preferential dividend and no voting right, or of a category of such Shares. The Company has not issued any Shares with a preferential dividend and no voting right.

Form 20-F 2006 – ILOG | 65

Back To Contents

Holding of Shares

In accordance with French law concerning dematerialization of securities, ownership of Shares is not represented by share certificates but by book entries.

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

8.	Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity, including a holder of ADSs, holding Shares directly or through a financial intermediary, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding Shares or the voting rights of a listed company in France such as the Company, or that decreases its shareholding or voting rights below any of these percentages, must notify the company within five trading days of the date it crosses each threshold of the number of Shares, ADSs or securities exchangeable, convertible or redeemable into Shares it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of such date of the number of equity securities it holds and the voting rights attached thereto. The AMF publicly releases the notice.

66 | Form 20-F 2006 – ILOG

Back To Contents

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

In order to permit shareholders to give the notice required by law, the Company must publish information with respect to the total number of voting rights outstanding as of the date of the Company’s annual shareholders’ meeting in the BALO not later than 15 calendar days after such meeting. In addition, if the number of outstanding voting rights changes by at least 5% or more between two ordinary shareholders’ meetings, the Company must publish in the BALO, within 15 calendar days of such change, the number of voting rights then outstanding and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (décision et information), mentioning the date each such number was updated. In order to facilitate compliance with the notification requirements, the form of threshold-crossing declaration form is available in English on the website of the AMF: www.amf-france.org.

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

To be valid, a buy-back program must aim at reducing the capital of an issuer or to meet obligations arising from any of the following:

•	debt financial instruments exchangeable into equity instruments,
•	employee share option programs or other allocations of shares to employees of the issuer or of an affiliate company, or
•

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

Moreover, any trade executed in the framework of a buy-back program is valid if it meets the following three requirements:

•

The issuer must not, when executing trades under a buy-back program, purchase shares at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the market where the purchase is carried out,

Form 20-F 2006 – ILOG | 67

Back To Contents

•

When ILOG carries out the purchase of own shares through derivative financial instruments, the exercise price of those derivative financial instruments shall not be above the higher of the price of the last independent trade and the highest current independent bid, and

•	ILOG must not purchase more than 25% of the average daily trading volume of the Shares in any one day on the regulated market on which the purchase is carried out.

There are two periods (“closed periods”) during which ILOG is not permitted to trade in its own securities: (i) during the period where the issuer has decided to delay the public disclosure of inside information and (ii) during the period of fifteen days preceding the publication of consolidated annual accounts, quarterly or semi-annual accounts.

Prior to the start of trading, full details of the program must be disclosed to the public. ILOG must declare, by publishing a press release on the website of the AMF and ILOG’s website, every share repurchase no later than 7 trading days after such transactions. ILOG must also file with the AMF on a monthly basis all share repurchase transactions made during the 24 month period preceding such filing.

On April 10, 2006, in accordance with the objective d) of the buy-back program relating to the improvement and the maintaining of the liquidity of ILOG’s Shares, we entered into a liquidity contract with Oddo Corporate Finance (“Oddo”) pursuant to the Code of Practice of the Association Francaise des Entreprises d’Investissement, as approved by the AMF in its decision of March 22, 2005 (“Liquidity Contract”). We mandated Oddo to improve and to maintain, on our behalf, the liquidity of ILOG’s Shares on the Euronext Paris. The term of the Liquidity Contract runs from March 31, 2006 through December 31, 2006 and is subject to automatic renewal for subsequent 12 month periods. The Company has allocated 1 million euros for implementation of the Liquidity Contract. The Liquidity Contract is limited to the Company’s Shares traded on Euronext Paris. The Liquidity Contract may be terminated by the Company at any time without prior notice, by Oddo with two-months’ prior notice to the Company or at any time without prior notice upon termination of a related liquidity provider agreement between Oddo and Euronext, and under one other specific circumstance related to Oddo’s purchase of Shares. According to the AMF decision dated March 22, 2005, these closed periods do not apply to trading pursuant to a liquidity agreement.

According to the French statute dated July 26, 2005, the Board of Directors must present, on an annual basis, to the shareholder’s meeting, a specific report regarding the share repurchase transactions, including the number, the price and the volume of the acquired shares and any changes to the initial objectives.

Last, ILOG may trade in its own Shares to stabilize the market. However, this trading can be carried out only for a limited time period after a securities offering. Detailed information must then be disclosed to the market. Such trading shall not in any circumstances be executed above the price of the offering.

10.	Purchase of the Company’s Own Shares

Under French law, the Company may not subscribe to an issuance of its own shares. However, the Company may, directly or through an intermediary acting on its behalf, acquire up to 10% of the Company’s share capital for an aggregate price not to exceed 15 million euros, pursuant to a shareholders’ authorization.

The Company must hold any Shares it repurchases in registered form. These Shares also must be fully paid up. Shares repurchased by the Company are deemed outstanding under French law but are not entitled to dividends or voting rights, and the Company may not exercise any preemptive subscription rights attached to them.

The shareholders, at an extraordinary shareholders’ meeting, may decide not to take these Shares into account in determining the preemptive subscription rights attached to other Shares. However, if the shareholders decide to take them into account, the Company must either sell the rights attached to the Shares the Company holds on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

On November 30, 2006, the shareholders will be asked to authorize the Board of Directors to repurchase up to 10% of the Company’s total outstanding share capital at a maximum purchase price of €20 per share and a minimum sale price of €5 per share. The resolution will provide that the total amount of such repurchase may not exceed 15 million euros to:

68 | Form 20-F 2006 – ILOG

Back To Contents

a)

provide consideration in the context of an acquisition or of an exchange of the Company’s shares in the context of external growth or issuance of securities giving access to the Company’s share capital,

b)

implement stock purchase plans pursuant to applicable laws, in particular through profit-sharing, the award of stock-options, or through a corporate pension fund (Plan d’Epargne Entreprise), or other allocations of shares for the benefit of the employees or executives of the Company or its affiliates,

c)	cancel repurchased shares, subject to shareholders’approval of a resolution,
d)	improve and maintain the liquidity of the Shares on the market through a liquidity contract entered into with an investment services provider,
e)	take into account any market practice recognized by the AMF, after the date of filing of this Annual Report on Form 20-F.

This authorization will void and replace the authorization which was granted by the shareholders at the Company’s ordinary shareholders meeting held on November 29, 2005. On November 29, 2005, the shareholders of ILOG renewed their authorization to the Board of Directors to repurchase up to 10% of ILOG’s total outstanding share capital at a maximum purchase price of €20 per share and a minimum sale price of €5 per share. The total amount of such repurchases may not exceed 20 million euros. This authorization will expire on the date of the ordinary shareholders’ meeting called to approve the accounts for the fiscal year ending on June 30, 2006, The authorization granted on November 29, 2005 has been used to repurchase 514,832 shares as of August 31, 2006. ILOG has submitted to the SEC, Reports on Form 6-K detailing repurchases of Shares pursuant to this authority.

For the Company’s share repurchases pursuant to the liquidity contract executed on April 10, 2006, please see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

The new authorization, if approved by the shareholders, will expire on the date of the ordinary shareholders’ meeting called to approve the accounts for the fiscal year ending June 30, 2007.

C.	Material Contracts

None

D.	Exchange Controls

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by ILOG to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. The payment of any dividends to foreign shareholders must be effected through an accredited intermediary. All registered banks and substantially all credit establishments in the Republic of France are accredited intermediaries.

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

Under the French Monetary and Financial Code, an authorization (autorisation préalable) is no longer required prior to acquiring a controlling interest in a French company, with exceptions regarding certain sensitive economic areas, such as defense and pathogenic or toxic agents, for which foreign investors (including EU investors) must seek a prior authorization. However, both EU and non-EU residents must file an administrative notice (déclaration administrative), with French authorities in connection with the acquisition of a controlling interest in any French companies. Such administrative notice must also be filed in connection with certain investments made by a French company under foreign control. Under existing administrative rulings, ownership of more than 33 1/3% of a French company’s share capital or voting rights is, for instance, regarded as

Form 20-F 2006 – ILOG | 69

Back To Contents

a direct investment subject to an administrative notice. A declaration for statistical purposes must also be made upon the acquisition or divestiture of at least 10% of the shares.

E.	Taxation

The following is a general summary of certain French tax and material U.S. federal income tax consequences of owning and disposing of shares or ADSs. This discussion applies only to U.S. Holders. You will be a U.S. Holder if you are a beneficial owner of shares or ADSs, you hold your shares or ADSs as capital assets and the following two conditions apply to you:

•

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

70 | Form 20-F 2006 – ILOG

Back To Contents

U.S Holders should generally be entitled to benefit from the immediate application of the reduced withholding tax at the Treaty rate of 15%, provided that they complete French Treasury Form Certificate of Residence for French Dividend Tax Relief, have it certified by the U.S. Internal Revenue Service, and send it to the paying agent before the dividend payment date.

Dividend Tax Credit

When French resident shareholders receive dividends from French corporations, they may benefits from (i) a tax allowance of 40 % applicable to amounts distributed and (ii) a tax credit equal to 50% of the distributed amounts, subject however to a maximum credit amount of €115 or €230 according to the familial situation of the taxpayer.

Dividends paid to U.S. residents do not benefit from the tax allowance of 40%, applicable to French resident individuals. However, U.S. resident individuals benefit from (i) the tax credit equal to 50% of the distributed amounts, subject however to a maximum credit amount of €115 or €230 according to the familial situation of the taxpayer, and, as the case may be (ii) a refund of such tax credit, after application of the withholding tax provided under the Treaty. Other U.S. residents, such as corporations, pension trusts and tax-exempt organizations, do not benefit from any tax credit or tax refund.

Taxation of Capital Gains

In general, a U.S. Holder will not be subject to French tax on any capital gain derived from the sale or exchange of shares or ADSs, except where such gain is effectively connected with permanent establishment or fixed base maintained by the U.S. Holder in France. Special rules apply to U.S. Holders who are individuals and are residents of more than one country.

Transfer Tax on Sale of Shares

A 1.1% transfer tax capped at €4,000 per transfer applies to certain transfers of shares or ADSs in French corporations. The transfer tax does not apply to transfers of shares or ADSs in French publicly-traded companies that are not evidenced by a written agreement, or where that agreement is executed outside France. Therefore, U.S. Holders should not be liable to pay the 1.1% transfer tax on the sale or disposition of the shares or ADS provided such sale or disposition is not evidenced by a written agreement or such agreement is not executed in France.

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

UNITED STATES

Taxation of Dividends

Subject to the discussion under “Passive Foreign Investment Company Rules,” the gross amount of any dividend paid (before reduction for French withholding taxes) to a U.S. Holder, other than certain pro rata distributions of our shares, will generally be included in the gross income of a U.S. Holder as ordinary dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on the day the amount is actually or

Form 20-F 2006 – ILOG | 71

Back To Contents

constructively received by the U.S. Holder in the case of shares, or by the depositary in the case of ADSs. The gross amount of any avoir fiscal discussed above under “– France – Dividend Tax Credit” also will be treated as dividend income. With respect to the 50% tax credit beginning on January 1, 2005, discussed above under “– France – Dividend Tax Credit”, it is not clear (no formal guidance has been issued) whether the gross amount of such 50% tax credit will be treated as dividend income. Dividends with respect to our shares or ADSs will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

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

A distribution with respect to our shares or ADSs in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis in the shares or ADSs to the extent of the U.S. Holder’s adjusted tax basis in such shares or ADSs, with the balance of the distribution, if any, treated as capital gain realized by the U.S. Holder from the sale, exchange or other disposition of the shares or ADSs.

The amount of any distribution paid in euros will be included in a U.S. Holder’s income at an amount equal to the U.S. dollar value of the euro based on the exchange rate in effect on the date of receipt by the U.S. Holder in the case of shares, or by the depositary in the case of ADSs, regardless of whether the payment is converted into U.S. dollars. If the euro received as a distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. However, the U.S. Holder will be required to include gain or loss in income if the U.S. Holder later exchanges the euros for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of euros for U.S. dollars. Such gain or loss, if any, recognized by a U.S. Holder will generally be United States source ordinary income or loss. In addition, if a U.S. Holder receives a refund described in “– France – Dividend Tax Credit”, such U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of such refund, which would generally be United States source ordinary income or loss.

Subject to certain limitations including a holding period requirement, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for French tax withheld in accordance with the Treaty from dividends paid by us, or if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax as an itemized deduction. For foreign tax credit limitation purposes, dividends paid by us will generally be foreign source income. Any distribution in excess of our current and accumulated earnings and profits generally will not give rise to foreign source income and a U.S. Holder will not be able to use the foreign tax credit arising from any French withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income.

Taxation of Dispositions

Subject to the discussion under “Passive Foreign Investment Company Rules,” a U.S. Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of shares or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the shares or ADSs. Because our shares and ADSs are traded on securities markets, a cash basis U.S. Holder (or an electing accrual basis U.S. Holder) who receives euros for the sale or disposition may be required to compute the U.S. dollar value of the amount realized at the spot rate on the settlement date, and other U.S. Holders may be required to determine the U.S. dollar value of the amount realized as of the date of sale. The gain or loss on the sale or other disposition of our shares or ADSs will be long-term capital gain or

72 | Form 20-F 2006 – ILOG

Back To Contents

loss if the U.S. Holder’s holding period for such shares or ADSs exceeds one year. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 15%. For corporate U.S. Holders, capital gains are currently taxed at the same rate as ordinary income. The deductibility of a capital loss, however, is subject to limitations for both non-corporate and corporate U.S. Holders. Any capital gain or loss that a U.S. Holder recognizes will generally be treated as United States source.

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

If we were to constitute a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at the highest ordinary income tax rates on (i) any gain recognized on the sale of our shares or ADSs and (ii) any “excess distribution” paid on our shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Prospective U.S. Holders should consult with their own tax advisors regarding the potential application of PFIC rules as well as certain elections that may be available to a U.S. Holder to mitigate such consequences.

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

Form 20-F 2006 – ILOG | 73

Back To Contents

may also be inspected and copied at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I.	Subsidiary Information

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Currencies

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, which is our financial reporting currency for the Consolidated Financial Statements included herein. Approximately 34% of our sales and 53% of our operating expenses in fiscal year 2006 were denominated in euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. For the year ended June 30, 2006, the effect of a 10% hypothetical uniform strengthening in the value of the euro relative to the U.S. dollar would have resulted in an increase in revenues of $5.5 million and operating expenses of $6.8 million with a decrease in operating income of approximately $1.3 million and decrease in earnings per share of $0.07.

Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also, currency exchange rate movements of foreign currency denominated receivables and payables recorded by the Company and each of its subsidiaries, including their respective intercompany accounts, result in the reporting of realized and unrealized exchange gains or losses in our income statement. In order to mitigate the impact of exchange rate fluctuations, we enter into foreign exchange derivative financial instruments to protect against foreign currency rate improvements relative to the euro for anticipated cash flows from transactions between the Company and its subsidiaries. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results. See “Item 3.D. Risk Factors—2. Risks that could adversely affect our Business operations—Currency fluctuations could result in lower profitability for us in dollar terms and the reporting of exchange losses.”

Interest rates

We believe we do not have any significant risk with regard to interest rate fluctuation and accordingly we do not hedge for interest rate exposure.

Item 12.	Description of Securities Other Than Equity Securities

Not Applicable.

74 | Form 20-F 2006 – ILOG

Back To Contents

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

As of June 30, 2006, the end of the period covered by this Annual Report on Form 20-F, the Company, under the supervision and with the participation of the Company’s management, including the Company’s Chairman and Chief Executive Officer, Pierre Haren, and Chief Financial Officer, Jérôme Arnaud, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on this evaluation, the Company’s Chairman and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company’s management recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management’s control objectives. The Company’s management, including its Chairman and Chief Executive Officer and Chief Financial Officer, believe that, as of June 30, 2006, the Company’s disclosure controls and procedures were effective to provide reasonable assurance of achieving management’s control objectives.

There were no significant changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the fiscal year ended June 30, 2006 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

Beginning with the fiscal year ending June 30, 2007, Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our Annual Report on Form 20-F. The internal control report must contain:

•	a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting,
•	a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting,
•

management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective.

The SEC issued on August 10, 2006 a Flash Report extending for an additional year the Section 404 (b) compliance deadline for foreign private issuers that (a) have at least $75 million but less than $700 million in public float, (b) meet the other conditions required of accelerated filers and (c) file their annual reports on Form 20-F or 40-F. As a result of this extension,

Form 20-F 2006 – ILOG | 75

Back To Contents

we will provide the first auditor’s attestation report on our internal control over financial reporting in accordance with the Section 404 (b) requirement for fiscal year ending June 30, 2008.

In addition, pursuant to article L.225-37 of the French Commercial Code, the Chairman of our Board of Directors is required to deliver a special report in connection with the annual shareholders’ meeting regarding the Board’s governance practices and the status of ILOG’s internal control procedures. This report is required to describe, among other things, the organization of our internal control, the employees responsible for internal control, the underlying documents related to our internal controls (code of business conduct and ethics or others) and the internal control procedures that we currently have in place, including internal controls designed for purposes of preparing ILOG’s financial information and Consolidated Financial Statements. This report must also include a Chairman’s opinion regarding the efficiency of ILOG’s internal procedures, along with the independent registered public accounting firm’s (Commissaires aux Comptes) report on the Chairman’s opinion regarding the efficiency of ILOG’s internal procedures.

In the course of our ongoing Section 404 evaluation, we have identified areas of internal control that may need improvement, and are designing enhanced processes and controls to address these and any other issues that might be identified through this review.

We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance or our independent auditors are not able to certify the effectiveness of our internal control over financial reporting, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results.

Item 16.	Audit Committee and other Financial Related Information
A.	Audit Committee financial expert

Our Board of Directors has determined that Mr. Pierre-Michel Peugnet is an Audit Committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the Audit Committee financial expert designation will not result in such person being deemed an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933 and does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the Audit Committee of the Board of Directors in the absence of such designation. His curriculum is presented under Item 6 of this Annual Report on Form 20-F. Mr. Peugnet is an “independent” Director within the meaning of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

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

76 | Form 20-F 2006 – ILOG

Back To Contents

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

Fees paid by ILOG to its U.S. independent registered public accounting firm and the members of its network in fiscal year 2006 and fiscal year 2005 were as follows:

(in thousands of euros)	Ernst & Young Audit		Audit & Diagnostic(d)
	fiscal year 2006	fiscal year 2005	fiscal year 2006	fiscal year 2005
• Audit fees(a)	€740	€477	€55	€35
• Audit-related fees(b)	107	36	—	—
• Tax fees(c)	4	17	—	—
• All other services	23	—	—	—
	€874	€530	€55	€35
______________
(a)

Audit fees paid to Ernst & Young Audit include the audit of our Consolidated Financial Statements in accordance with U.S. GAAP, the statutory audit of us and the audit of certain of our subsidiaries, the review of our quarterly and semi-annual financial statements, SEC registration statements and other filings, and certain certifications required for French regulatory purposes.

(b)	Audit–related fees include assessment of design and implementation of internal accounting controls and due diligence pertaining to business combinations.
(c)	Tax fees include a detailed review of the Company’s transfer pricing policy and its compliance with tax rules, as well as tax compliance in Singapore and in the UK.
(d)	Audit & Diagnostic are co-statutory auditors required by French law.

All fees paid to Ernst & Young Audit in the fiscal years 2006 and 2005 were pre-approved by the Audit Committee. The Company’s Audit Committee is required to review and approve in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the committee for the pre-approval of such services, including through delegation of authority to a member of the committee. Any service that is approved pursuant to a delegation of authority to a member of the committee must be reported to the full committee at its next scheduled meeting.

D.	Exemptions from the Listing Standards for Audit Committees

None.

Form 20-F 2006 – ILOG | 77

Back To Contents

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In fiscal year 2006, ILOG carried on a share repurchase program implemented in 2005. The following table sets forth information with respect to ILOG’s share repurchases in the 2006 fiscal year.

	Total number of shares purchased(a)	Average price paid per share (in euros)	Total number of shares sold	Average price received per share (in euros)	Net number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs(a)
July 2005	—	—	—	—	—	1,741,356
August 2005	200,716	12.39	—	—	200,716	1,540,640
September 2005	—	—	—	—	—	1,552,953
October 2005	—	—	—	—	—	1,559,523
November 2005	87,343	12.96	—	—	87,343	1,472,180
December 2005	—	—	—	—	—	1,472,180
January 2006	—	—	—	—	—	1,489,187
February 2006	52,800	12.22	—	—	52.800	1,436,387
March 2006	—	—	—	—	—	1,436,387
April 2006	111,855	13.77	86,272	13.88	25,583	1,419,703
May 2006	83,043	12.71	49,144	12.90	33,899	1,385,804
June 2006	51,910	10.39	46,967	10.35	4,943	1,380,861
July 2006	72,304	8.93	56,947	9.26	15,357	1,374,387
August 2006	77,697	8.60	42,691	8.72	35,006	1,340,049
______________
(a)

On November 30, 2004, the shareholders of ILOG authorized the Board of Directors to repurchase up to 10% of ILOG’s total outstanding share capital at a maximum purchase price of €13 and a minimum sale price of €3. The total amount of such repurchases may not exceed 15 million euros. This authorization expired on the date of the ordinary shareholders’ meeting called to approve the accounts for the fiscal year ending on June 30, 2005 and held on November 29, 2005. On November 29, 2005, the shareholders of ILOG renewed their authorization to the Board of Directors to repurchase up to 10% of ILOG’s total outstanding share capital at a maximum purchase price of €20 and a minimum sale price of €5. The total amount of such repurchases may not exceed 15 million euros. This authorization will expire on the date of the ordinary shareholders’ meeting called to approve the accounts for the fiscal year ending on June 30, 2006, which is currently scheduled for November 30, 2006. At that meeting, the shareholders will be asked to authorize the Board of Directors to adopt a new share repurchase plan allowing for a maximum purchase price of €20 and a minimum sale price of €5, with no change in the purchase cap. All purchases and sales were made pursuant to this authority. ILOG has submitted to the SEC, Reports on Form 6-K detailing repurchases of shares pursuant to this authority. The repurchases are subject to the provisions of French law. See “Item 10. Additional Information—B.9. Purchase of the Company’s Own Shares”.

Treasury stock, under the current buy-back program, may be used a) to reduce the Company’s share capital by cancellation of such shares, b) to provide shares for distribution to the company’s employees, c) be used in connection with an acquisition, or d) used to improve the liquidity of the Shares on the market. On April 10, 2006, and in accordance with the objective d) of our buy-back program, relating to the improvement and the maintaining of the liquidity of ILOG’s Shares, we entered into a liquidity contract with Oddo Corporate Finance (“Oddo”) pursuant to the Code of Practice of the Association Francaise des Entreprises d’Investissement, as approved by the AMF in its decision of March 22, 2005 (“Liquidity Contract”). We mandated Oddo to improve and to maintain, on our behalf, the liquidity of ILOG’s Shares on the Euronext Paris. The term of the Liquidity Contract runs from March 31, 2006 through December 31, 2006 and is subject to automatic renewal for subsequent 12 month periods. The Company has allocated 1 million euro for implementation of the Liquidity Contract. The Liquidity Contract is limited to the Company’s Shares traded on Euronext Paris. The Liquidity Contract may be terminated by the Company at any time without prior notice, by Oddo with two-months’ prior notice to the Company or at any time without prior notice upon termination of a related liquidity provider agreement between Oddo and Euronext, and under one other specific circumstance related to Oddo’s purchase of Shares.

As of August 31, 2006, the Company had repurchased 514,832 Shares, of its own Shares according to its repurchase program and liquidity contract, at an average price of €11.81 and for a total purchase price of €6,081. As of August 31, 2006, the Company had repurchased 450,044 Shares directly on the market and net 64,788 Shares indirectly on the market through the liquidity contract.

78 | Form 20-F 2006 – ILOG

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

Form 20-F 2006 – ILOG | 79

Back To Contents

[THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

80 | Form 20-F 2006 – ILOG

Back To Contents

ILOG S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of ILOG S.A.

We have audited the accompanying consolidated balance sheets of Ilog S.A. as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ILOG S.A. as of June 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respect the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted, as of July 1, 2005, the provisions of Statement of Financial Accounting Standards No. 123 (R), “Share-Based Payment”.

Paris-La Défense, France

October 4, 2006

ERNST & YOUNG Audit
/s/ DENIS THIBON
Represented by Denis Thibon

Form 20-F 2006 – ILOG | F-1

Back To Contents

ILOG S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except for share data)

	June 30,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$61,442	$61,730
Short term investments	7,804	—
Total cash, cash equivalents and short term investments	69,246	61,730
Accounts receivable (less allowance for doubtful accounts of $479 and $683 at June 30, 2006 and 2005, respectively)	29,683	28,899
Value-added tax collectible on accounts receivable	1,536	1,659
Other receivables	3,600	2,738
Deferred income taxes	1,223	207
Prepaid expenses	2,971	2,192
Total current assets	108,259	97,425
Property and equipment-net	4,582	4,506
Goodwill and intangible assets-net	2,320	2,079
Other long-term assets	3,601	1,801
Total long-term assets	10,503	8,386
Total assets	$118,762	$105,811

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and other accrued expenses	$7,939	$5,702
Accrued compensation	14,109	14,744
Value-added tax payable	1,375	1,786
Current portion of capital lease obligations	354	429
Deferred revenue	24,426	22,782
Other current liabilities	595	926
Total current liabilities	48,798	46,369
Long-term portion of capital lease obligations	210	361
Other long-term liabilities	942	681
Total long-term liabilities	1,152	1,042
Total liabilities	49,950	47,411
Commitments and contingencies	—	—
Shareholders’ equity:
Shares, €1 nominal value, 18,542,133 and 18,005,407 shares issued and outstanding at June 30, 2006 and 2005, respectively	22,122	21,470
Additional paid-in capital	70,187	63,986
Treasury stock at cost	(6,890)	(713)
Accumulated deficit	(23,435)	(30,052)
Accumulated other comprehensive income	6,828	3,709
Total shareholders’ equity	68,812	58,400
Total liabilities and shareholders’ equity	$118,762	$105,811

See notes to Consolidated Financial Statements

Form 20-F 2006 – ILOG | F-2

Back To Contents

ILOG S.A.

CONSOLIDATED INCOME STATEMENTS

(in thousands of U.S. dollars, except for share and per share data)

	Year ended June 30,
	2006	2005	2004
Revenues:
License fees	$66,376	$67,707	$58,163
Maintenance	38,115	34,158	27,625
Professional services	29,068	23,438	16,999
Total revenues	133,559	125,303	102,787

Cost of revenues:
License fees	1,014	1,031	1,062
Maintenance	4,303	3,870	3,510
Professional services	23,055	19,782	14,052
Total cost of revenues	28,372	24,683	18,624

Gross profit	105,187	100,620	84,163

Operating expenses:
Marketing and selling	56,391	53,364	48,815
Research and development	28,886	27,224	22,782
General and administrative	15,276	13,561	10,726
Total operating expenses	100,553	94,149	82,323

Income from operations	4,634	6,471	1,840
Interest expense	(31)	(44)	(69)
Interest income	1,441	1,007	765
Other, net	(296)	(57)	249
Net income before income taxes	5,748	7,377	2,785
Income taxes benefit (expense)	869	(650)	(1,120)
Net income	$6,617	$6,727	$1,665

Net income per share
- basic	$0.37	$0.38	$0.10
- diluted	$0.35	$0.36	$0.09

Number of shares used in computing net income per share
- basic	17,994,544	17,815,291	17,484,750
- diluted	18,935,910	18,721,971	18,417,137

See notes to Consolidated Financial Statements

Form 20-F 2006 – ILOG | F-3

Back To Contents

ILOG S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended June 30,
	2006	2005	2004
Cash flows from operating activities:
Net income	$6,617	$6,727	$1,665
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,549	2,926	3,830
Unrealized loss (gain) on derivative instruments	(150)	125	(37)
Gain on short-term investments	(173)	(173)	(76)
Deferred income taxes	(1,058)	(25)	(68)
Stock-based compensation	2,462	—	69
Net loss on sales or impairment of fixed assets	138	186	201
Increase (Decrease) in cash from:
Accounts receivable	(84)	(5,709)	216
Value-added tax collectible on accounts receivable	196	(542)	7
Other receivables	(520)	223	73
Prepaid expenses	(408)	(118)	(172)
Accounts payable and accrued expenses	2,234	618	(1,197)
Accrued compensation	(911)	3,973	1,058
Deferred revenue	1,041	5,246	2,915
Value-added tax payable	(477)	423	201
Other	(2,034)	(734)	(561)
Net cash provided by operating activities	9,422	13,146	8,124
Cash flows from investing activities:
Sale (Purchase) of short term investments, net	(7,352)	22,314	(22,065)
Purchases of property and equipment	(1,883)	(2,465)	(1,017)
Business acquisition	—	(1,793)	—
Purchases of equity method investment	—	(500)	—
Net acquisition of intangible assets	(613)	(168)	(528)
Net cash provided by (used in) investing activities	(9,848)	17,388	(23,610)
Cash flows from financing activities:
Principal payments on capital lease obligations	(496)	(602)	(607)
Cash proceeds from issuance of shares	4,391	3,317	3,685
Purchase of treasury stock	(6,177)	(713)	—
Net cash provided by financing activities	(2,282)	2,002	3,078
Effect of exchange rate changes on cash and cash equivalents	2,420	(885)	2,608
Net increase in cash and cash equivalents	(288)	31,651	(9,800)
Cash and cash equivalents, beginning of period	61,730	30,079	39,879
Cash and cash equivalents, end of period	$61,442	$61,730	$30,079

Supplemental disclosure
Cash paid for income taxes	$459	$691	$607
Cash paid for interest	$31	$44	$69

See notes to Consolidated Financial Statements

Form 20-F 2006 – ILOG | F-4

Back To Contents

ILOG S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars, except for number of share data)

			Additional Paid-in Capital			Accumulated other Comprehensive Income (Loss)
	Shares
	Number	Amount		Treasury Stock	Accumulated Deficit		Shareholders’ Equity
Balance July 1, 2003	16,901,570	$11,536	$66,849	—	$(38,444)	$2,351	$42,292
Options exercised	74,111	55	537				592
Issuance of shares	638,018	448	2,537				2,985
Warrants exercised	12,000	9	99				108
Issuance of warrants			69				69
Components of comprehensive income :
Minimum pension liability adjustment						(194)	(194)
Unrealized gains on cash flow hedges						13	13
Translation adjustment						2,208	2,208
Net income					1,665		1,665
Total comprehensive income							3,692
Balance June 30, 2004	17,625,699	12,048	70,091	—	(36,779)	4,378	49,738
Options exercised	235,065	284	1,670				1,954
Issuance of shares	140,643	138	1,187				1,325
Warrants exercised	4,000	3	35				38
Increase of share nominal value		8,997	(8,997)				—
Purchase of treasury stock				(713)			(713)
Components of comprehensive income:
Minimum pension liability adjustment						284	284
Unrealized losses on cash flow hedges						(319)	(319)
Translation adjustment						(634)	(634)
Net income					6,727		6,727
Total comprehensive income							6,058
Balance June 30, 2005	18,005,407	21,470	63,986	(713)	(30,052)	3,709	58,400
Options exercised	494,726	601	3,341				3,942
Warrants exercised	42,000	51	398				449
Stock-based compensation			2,462				2,462
Purchase of treasury stock				(6,177)			(6,177)
Components of comprehensive income:
Unrealized gains on cash flow hedges						378	378
Translation adjustment						2,741	2,741
Net income					6,617		6,617
Total comprehensive income							9,736
Balance June 30, 2006	18,542,133	$22,122	$70,187	$(6,890)	$(23,435)	$6,828	$68,812

See notes to Consolidated Financial Statements

Form 20-F 2006 – ILOG | F-5

Back To Contents

ILOG S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S dollars, except for share and per share data)

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Business

ILOG S.A. and its subsidiaries (“the Company”) develop, market, support and provide consulting services for software used for business rule management, resource optimization and visual interfaces. Our component software is not industry specific and can be configured for use in a wide variety of businesses. Several new optimization products in the late stages of development are directed to the semiconductor chip manufacturing, transportation and process manufacturing industries. Our customers, or upon request from our customers, our consulting services department, use our software to develop strategic business applications or to solve complex business problems. Examples include insurance underwriting and claims handling, airline crew and equipment scheduling, government security operations, telecommunications network display, financial trading, commercial and residential lending, and order processing. Because of the horizontal or ‘generic’ nature of the functionality of our software components, additional development to fit the particular customer industry is required. For our customers that are trying to automate very complex problems, the additional development process can prove difficult and expensive, and therefore purchasing decisions are sometimes difficult to capture accurately in our forecasts. The Company’s products are distributed through its direct sales force, system integrators, value added resellers, independent software vendors and original equipment manufacturers.

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

The accompanying Consolidated Financial Statements include ILOG S.A. and its wholly owned subsidiaries located in the United States, Australia, China, Germany, Japan, Singapore, Spain and the United Kingdom after eliminating intercompany accounts and transactions.

On October 25, 2004, ILOG acquired for five hundred thousand U.S. dollars (€386 thousand), 12.5 % of the South Korean company RTO, which specialized in editing and selling software. This investment is accounted for under the equity method, as ILOG is a member of RTO’s Board of Directors and has furthermore signed a reseller agreement for the software this company has developed.

Investments in which the Company is not able to exercise significant influence over the investee are accounted for under the cost method.

Reclassification

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Form 20-F 2006 – ILOG | F-6

Back To Contents

Foreign Currency Translation and Transaction

The functional currency of ILOG S.A. and its subsidiaries is the applicable local currency in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”, while the Company’s reporting currency is the U.S. dollar.

All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the exchange rate in effect on the balance sheet date, (2) revenues and expenses at the respective monthly average exchange rates, and (3) shareholders’ equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders’ equity.

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

Form 20-F 2006 – ILOG | F-7

Back To Contents

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

The terms of such obligations vary. Generally a maximum obligation is not stated. Because the obligated amount of these agreements are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on its balance sheet as of June 30, 2006 and 2005.

The Company warrants that its software product will operate substantially in conformity with product documentation and that the physical media will be free of defect. The specific terms and conditions of the warranties vary depending upon the country in which the product is sold and the size of the transaction. The duration of the warranties ranges from 180 to 360 days. The Company provides for the costs of warranty when specific problems are identified. The Company has not experienced any significant warranty claims to date.

Accounts Receivable

Accounts receivable are stated at nominal value net of allowances for doubtful accounts and credit notes. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other known factors. Our actual results could differ from these estimates. Allowance for doubtful accounts are recorded under general and administrative expenses.

Earnings per Share

Basic earning per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and dilutive equivalent shares outstanding during the period, and effect of purchase of own treasury shares. Dilutive equivalent shares consist of stock options and warrants. See also Note 12, “Earnings Per Share”.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short-Term Investments

The Company classifies certain investments with no specific maturity date, known as monetary Société d’Investissement à Capital Variable (“SICAVs”) and Fonds Commun de Placement (“FCP”), as marketable securities. Such investments are highly liquid investments with financial institutions and represent units of ownership in a portfolio of investments. The underlying investments of monetary SICAVs and FCP are comprised of low risk investments with a short-term fixed maturity date such as government bonds, certificates of deposit and Euro commercial paper.

The Company accounts for its marketable securities in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. The Company classifies its marketable securities as available-for-sale securities and reports them at fair value with unrealized gains and losses reported in other comprehensive income.

Form 20-F 2006 – ILOG | F-8

Back To Contents

Financial Instruments

At June 30, 2006 and 2005, the carrying values of current financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of capital lease obligations approximated their market values, based on the short-term maturities of these instruments.

The Company also enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. The Company complies with the Financial Accounting Standards Board issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activity” (SFAS 133) as amended. SFAS 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Fair value is determined by reference to published exchange rates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade receivables.

The Company has cash investment policies that limit investments to short-term low risk instruments. The Company’s cash and cash equivalents are held principally in euros and primarily among CALYON and Société Générale French banks.

The Company sells its products to customers in a variety of industries in Europe, North America and Asia Pacific. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Collateral is generally not required.

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation and amortization and potential impairment. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Computer equipment and purchased software	1-3 years
Furniture and other equipment	4-8 years
Leasehold improvements	10 years, or lease term if less

The Company enters from time to time into capital lease contracts. Capital lease contracts mainly relates to computer equipment. Amortization of capital lease equipment is included in depreciation expense.

Software Development Costs

The Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The establishment of technological feasibility and the on-going assessment of the recoverability of these costs require management’s judgment with respect to certain external factors, including, but not limited to, anticipated future gross license revenues, estimated economic life and changes in software and hardware technology. Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company’s products has been of relatively short duration, costs qualifying for capitalization were insignificant during the years ended June 30, 2006, 2005 and 2004, and accordingly, have been charged to research and development expenses in the accompanying income statements.

Form 20-F 2006 – ILOG | F-9

Back To Contents

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

Intangible Assets

Intangible assets consist primarily of purchased software, customer lists and patents, sometimes acquired in the context of business combinations and identified separately from goodwill. The basis for valuation of these assets is their historical acquisition cost or fair value if acquired as part of a business combination. Amortization of intangible assets is calculated using the straight-line method over the shorter of the contractual or estimated useful life of the assets (generally 3 to 5 years).

Impairment of Long-lived Assets

The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

Research and Development Expenses

Research and development costs are mainly composed of personnel costs, office costs, amortization of equipments and travel expenses, after deduction of European Union grants and French public subsidies which reduces the committed expenses on some specific research and development projects. Research and development expenses are also reduced by French tax credit received in connection with research costs incurred. Non conditional grants are reported as a reduction of research and development expenses in the periods when the projects are undertaken and the related expenses have been incurred.

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

The Company is subject to income taxes in France, the United States, and in some other foreign jurisdictions. Estimates largely contribute to the calculation of the provisions for income taxes. Effective rate on future income taxes might be affected by changes in local tax regulations, the Company ability to trigger taxable profit in foreign jurisdictions in order to use the operating loss carry forwards, and by the assessment of its deferred tax assets.

Form 20-F 2006 – ILOG | F-10

Back To Contents

A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. During the year ended June 30, 2006, the Company recorded an income tax benefit of $0.9 million. This benefit included a $1.2 million reduction in the valuation allowance related to a portion of the Company’s deferred tax assets that will more likely than not be realized. This determination was primarily based on projected taxable income. In evaluating the Company’s ability to realize its deferred tax assets the Company considers all available positive and negative evidence including its past operating results and its forecast of future taxable income. In determining future taxable income, the Company makes assumptions to forecast federal, state, and international operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies. These assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with the forecasts used to manage the Company’s business. The Company intends to maintain the remaining valuation allowance until sufficient further positive evidence exists to support further reversals of the valuation allowance. The Company’s income tax expense recorded in the future will be reduced to the extent of offsetting decreases in its valuation allowance.

Treasury Stock

Treasury stock purchases are accounted for at cost. The sale of treasury stock is accounted for using the first in first out method. Gains on the sale or retirement of treasury stock are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in-capital to the extent that previous net gains from sales or retirements of treasury stock are included therein, otherwise the losses shall be recorded to accumulated benefit (deficit) account. Gains or losses from the sale or retirement of treasury stock do not affect reported results of operations. Treasury stock, under the current buy-back programs, may be used to reduce the Company’s share capital by cancellation of such shares, provide shares for distribution to the company’s employees, and or be used in connection with an acquisition, or to improve the liquidity of the Shares’ market through a liquidity contract entered into with an investment services provider.

Stock-Based Compensation Plans

The Company grants stock options to its employees and officers pursuant to shareholders’ approved stock option plans and provides employees the right to purchase shares of the Company pursuant to shareholders’ approved employee stock purchase plans. These plans are described more fully in Note 10 “Shareholders’ Equity”. The Company also grants warrants to purchase shares of the Company to its non employee directors. On July 1, 2005, the Company adopted the provisions of FAS 123 R “Share-based Payment” (“FAS 123R”) which requires recognition of stock-based compensation expense for all share-based payment awards based on fair value. Prior to July 1, 2005, the Company followed the Accounting Principles Board Opinion N° 25, “accounting for Stock Issued to Employees” (“APB 25”), and related interpretations for the accounting of stock-based compensation, as permitted by FAS 123, “Accounting for Stock Based Compensation” (“FAS 123”) and provided pro forma disclosure amounts in accordance with FAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” (“FAS 148”), as if the fair value method defined by FAS 123 had been applied to its stock-based compensation. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to FAS 123R. The Company applied the provisions of SAB 107 in its adoption of FAS 123R.

The Company elected to use the modified prospective transition method for adopting FAS 123R and has not restated results for prior periods. Under this transition method, stock-based compensation expense recognized in the year ended June 30, 2006 includes (1) compensation expense for all share-based payment granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair values estimated in accordance with the original provisions of FAS 123 and determined using the Black-Scholes valuation model and (2) compensation expense for all share-based payments granted subsequently to July 1, 2005, based on the grant date faire value estimated in accordance with the original provisions of FAS 123R and determined using the binomial-lattice valuation model. The Company’s stock options are subject to graded vesting on a service conditions. Through the end of June 2005, the Company recognized stock-based compensation costs, in the pro forma presentation, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award. Subsequent to the adoption of FAS 123R, awards granted before July 1, 2005 and not vested as of that date continue to be expensed, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period and awards granted after July 1, 2005 are expensed, net of an estimated forfeiture rate, under the accelerated recognition method specified in FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan” (“FIN 28”) over the requisite service period of the award.

Form 20-F 2006 – ILOG | F-11

Back To Contents

The Company retained the Black-Scholes model for the calculation of the fair value of shares granted under its International Employee Stock Purchase Plan. The Company is unable to reasonably estimate the fair value of shares issued under its French Employee Stock Purchase Plan (“PEE”) because the measurement date is not established until the end of the purchase period. In accordance with FASB Technical Bulletin No. 97-1, the Company valued shares issuable under this plan using the intrinsic value method at the end of the purchase period.

As a result of adopting FAS 123R on July 1, 2005, the Company’s income before taxes and net income for the year ended June 30, 2006 are $2.5 million lower than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for the year ended June 30, 2006 are $0.14 and $0.13 lower, respectively, than if it had continued to account for share-based compensation under APB 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation for the years ended June 30, 2005 and 2004 compared to the information reported for the year ended June 30, 2006.

	Year Ended June 30,
(in thousands except per share data)	2006	2005	2004
Net income, as reported for prior periods (1)	N/A	$6,727	$1,665
Total stock-based employee compensation expense determined under fair value based method, net of related tax effects (2)	N/A	(5,860)	(18,118)
Net income, including the effect of stock-based compensation expense - pro forma in 2005 and 2004	$6,617	$867	$(16,453)
Earnings (losses) per share:
Basic, as reported for prior period (1)	N/A	$0.38	$0.10
Basic, including the effect of stock-based compensation - pro forma in 2005 and 2004	$0.37	$0.05	($0.94)
Diluted, as reported for prior period (1)	N/A	$0.36	$0.09
Diluted, including the effect of stock-based compensation - pro forma in 2005 and 2004	$0.35	$0.05	($0.94)
______________
(1)	Reported net income and net income per share prior to 2006 did not include stock-based compensation expense under FAS 123 because the Company did not adopt the recognition provisions of FAS 123.
(2)	Stock-based compensation expense prior to 2006 was calculated based on the pro forma application of FAS 123.

Through the end of June 2005, the fair value of stock options, stock purchase awards and warrants was estimated using a Black-Scholes model. On July 1, 2005, the Company elected to use a binomial-lattice model to value its stock options and warrants granted after that date. The use of a binomial-lattice model requires the use of employee exercise behavior data and the use of assumptions including expected volatility, risk-free interest rate, turnover rates and dividends. The table below summarizes the assumptions used to value the equity awards granted during the years ended June 30, 2006, 2005 and 2004:

	Year Ended June 30,
	2006 (Binomial)	2005 (Black-Scholes)	2004 (Black-Scholes)
Weighted-average expected life (years)	N/A	4	5
Expected volatility rates	62%	70%	93%
Expected dividend yield	—	—	—
Risk-free interest rate	3.5%	3.0%	3.5%
Turnover rate	5	10	10
Weighted average fair value in $	6.93	12.32	12.78

The Company evaluated its expected volatility assumptions based on historical volatility. The risk-free interest rate assumption was based upon observed interest rates appropriate for the term and currency of the Company’s employee stock options. The expected forfeiture rate was determined based on the Company’s historical data and was applied to determine the number of awards expected to vest during the first year cliff vesting. The expected dividend yield assumption was determined

Form 20-F 2006 – ILOG | F-12

Back To Contents

based on the Company’s history and expectation of dividend payouts. The expected life of employee stock options represented the weighted-average period the stock options are expected to remain outstanding and was a derived output of the binomial-lattice model. The Company used historical employee exercise behavior for estimating future timing of exercises using geographic and employee grade categories to more accurately reflect exercise patterns.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses totaled $5.0 million, $3.9 million and $3.7 million for the years ended June 30, 2006, 2005, and 2004, respectively.

Shipping and Handling

Shipping and handling costs related to license fees are included in cost of license fees. Shipping and handling costs related to maintenance releases are included in cost of maintenance.

Recent Accounting Pronouncements

On June 7, 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

On July 13, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We are currently evaluating whether the adoption of Interpretation 48 will have a material effect on our consolidated financial position, results of operations or cash flows.

2.	Cash and Cash Equivalents

Cash and cash equivalents include:

	June 30,
	2006	2005
	(In thousands)
Cash held at bank	$12,114	$19,476
Cash equivalents	49,328	42,254
Total cash and cash equivalents	$61,442	$61,730

Cash equivalents consist principally of certificates of deposits and commercial paper. Interest income related to cash equivalents totaled $1,268, $834 and $689 for the years ended June 30, 2006, 2005 and 2004 respectively, and is reported on the line “Interest income” of the income statement.

Form 20-F 2006 – ILOG | F-13

Back To Contents

3.	Short-Term Investments

Short-Term Investments are comprised of investments in money market mutual funds which include monetary Société d’Investissement à Capital Variable (“SICAV”) and Fonds Communs de Placement (“FCP”). At June 30, 2006 and 2005 such highly liquid investments amounted to $7,804 and $0, respectively. Gross realized gains on sales of these available-for-sale securities amounted to $173, $173 and $76 for the years ended June 30, 2006, 2005 and 2004, respectively, and are reported on the line “Interest income” of the income statement. There was no unrealized holding gain or loss at June 30, 2006 and 2005.

4.	Financial Instruments

The following tables present the fair values of financial instruments at June 30, 2006 and 2005 (amounts in thousands):

	Year Ended June 30, 2006
	Notional Amount	Included in other receivables	Included in other current liabilities
Fair value hedges of intercos receivables invoiced in local currency and to be collected within 1 year
Forward and option contracts selling US dollars against euros	$3,081	$60	$9
Forward and option contracts selling other currencies against euros	489	13	—
Total	$3,570	$73	$9
Cash flow hedges of intercos royalties to be invoiced and collected within 1 year
Forward and option contracts selling US against euros	$7,173	$248	$21
Forward and option contracts selling other currencies against euros	85	5	—
Total	$7,258	$253	$21

	Year Ended June 30, 2005
	Notional Amount	Included in other receivables	Included in other current liabilities
Fair value hedges of intercos receivables invoiced in local currency and to be collected within 1 year
Forward and option contracts selling US dollars against euros	$4,009	$—	$17
Forward and option contracts selling other currencies against euros	495	2	2
Total	$4,504	$2	$19
Cash flow hedges of intercos royalties to be invoiced and collected within 1 year
Forward and option contracts selling US against euros	$3,340	$2	$165
Forward and option contracts selling other currencies against euros	—	—	—
Total	$3,340	$2	$165

The Company enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. The fair value of foreign currency related derivatives are included in the balance sheet in other receivables and other current liabilities. The earnings impact of cash flow hedges relating to forecasted transactions is reported on the line “Other, net” of the income statement. Realized and unrealized gains and losses on these instruments are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings.

During the year ended June 30, 2006 and 2005, the Company deferred to other comprehensive income $378 and $(319) thousands respectively, related to the effective portion of its cash flow hedges.

Form 20-F 2006 – ILOG | F-14

Back To Contents

These financial instruments have a maturity date of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

The Company does not use derivative financial instruments for trading or speculative purposes.

5.	Property and Equipment, net

Changes in property and equipment are as follows:

(In thousands)	As of June 30, 2005	Additions	Retirements	Exchange rate differences	As of June 30, 2006
Gross carrying amounts :
Computer equipment	$8,920	1,270	(1,564)	331	$8,957
Furniture and other equipment	2,923	146	(119)	83	3,033
Leasehold improvements	2,019	47	(110)	56	2,012
Purchased software	7,650	650	(785)	139	7,654
Construction in progress	127	8	—	7	142
Gross carrying amounts	21,639	2,121	(2,578)	616	21,798
Accumulated depreciation and amortization :
Computer equipment	(7,200)	(1,113)	1,555	(264)	(7,022)
Furniture and other equipment	(2,348)	(176)	93	(63)	(2,494)
Leasehold improvements	(1,296)	(162)	86	(35)	(1,407)
Purchased software	(6,289)	(625)	731	(110)	(6,293)
Accumulated depreciation and amortization	(17,133)	(2,076)	2,465	(472)	(17,216)
Property and equipment net	$4,506	45	(113)	144	$4,582

Depreciation and amortization expense related to property and equipment totaled $2.1 million, $2.4 million and $3.5 million for the years ended June 30, 2006, 2005 and 2004, respectively.

Equipment purchased under capital leases in the years ended June 30, 2006 and 2005 totaled $238 and $600 respectively. The cost of such equipment included in property and equipment at June 30, 2006 and 2005 totaled $2.8 million and $3.6 million, respectively. Accumulated depreciation of this equipment totaled $2.2 million, $2.7 million, and $2.2 million at June 30, 2006, 2005 and 2004, respectively.

Form 20-F 2006 – ILOG | F-15

Back To Contents

6.	Goodwill and Intangible Assets, net

Changes in goodwill and intangible assets are as follows:

(in thousands)	As of June 30, 2005	Additions	Retirements	Exchange rate differences	As of June 30, 2006
Goodwill	$913			47	$960
Total impairment of goodwill	—			—	—
Total goodwill-net	$913	—	—	47	$960

Property rights	$2,518	—		87	$2,605
Customer lists	567			17	584
Other intangible assets	—	613		23	636
Total intangible assets-gross	3,085	613	—	127	3,825

Property rights amortization	(1,807)	(268)		(66)	(2,141)
Customer lists amortization	(112)	(112)		(5)	(229)
Other intangible assets amortization	—	(91)		(4)	(95)
Total accumulated amortization	(1,919)	(471)	—	(75)	(2,465)
Total intangible assets-net	$1,166	142	—	52	$1,360

Total Goodwill and intangible assets-net	$2,079	142	—	99	$2,320

On July 2, 2004, ILOG purchased the intellectual property and other selected assets of the JLoox product line for $1,793 in cash from eNGENUITY Technologies Inc., a Montreal, Canada-based software provider. The purchase price includes acquisition related costs of $306. The financial results of JLoox were included in the Company’s Consolidated Financial Statements beginning July 2, 2004, the acquisition date. JLoox’ technology is used for the development of advanced visual applications. JLoox’ installed base has been given access to all of our software, and more particularly to our ILOG JViews product line. The acquisition is accounted for as a business combination and the excess of the purchase price over the fair value of identifiable net assets was recorded as goodwill. The purchase price allocation was finalized in June 2005. In allocating the purchase price based on estimated fair values, we recorded $920 of goodwill, $1,061 of identifiable intangible assets and $186 of assumed liabilities.

In accordance with FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), the Company tests for impairment at least annually at March 31 of each year or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. These tests are performed at the reporting unit level using a two steps, fair value based approach. The Company has determined that it has only one reporting unit – software components. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. The Company completed the annual impairment tests on March 31, 2006 and concluded that no impairment existed. No subsequent events or changes in circumstances including, but not limited to, an adverse change in market capitalization, occurred through June 30, 2006 that caused the Company to perform an additional impairment analysis. No indicators of impairment were identified as of June 30, 2006.

Intangible assets are amortized over three to five years and related amortization expense was $471, $493 and $420 for the years ended June 30, 2006, 2005 and 2004. Other intangible assets include payment relating to a partnership with Soft Computing in September 2005 for an amount of Ä500 in order to promote and exclusively distribute ILOG BRMS products.

Form 20-F 2006 – ILOG | F-16

Back To Contents

7.	Capital Lease Obligation

Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):

2007	$366
2008	196
2009	16
Minimum lease payments	578
Less amount representing interest	14
Present value of net minimum lease payments	564
Less current portion	354
Long-term portion	$210

Interest paid in the years ended June 30, 2006, 2005 and 2004 totaled $26, $33 and $69 respectively.

8.	Other Long-Term Assets

Other long-term assets include:

	June 30,
	2006	2005
	(in thousands)
Research tax credit	$2,429	$567
Security deposit	707	766
RTO equity in affiliates (including goodwill)	465	466
Other	—	2
Total other long-term assets	$3,601	$1,801

Tax credit relates to certain research costs incurred in France that give rise to a tax relief. The research tax credit to be received at the end of June 30, 2006 and 2005 amounted to $1,862 and $567, respectively. Such credits can be applied against current income tax liabilities due in France for a period of three years, or are refunded by the tax authority three years after being filed in a tax declaration if the Company is a tax loss situation. No research tax credit receivables have been used in fiscal years 2006 and 2005, ILOG S.A. being in a tax loss situation.

9.	Pensions, Retirement Indemnities and Other Post-Employment Benefits

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

The Company’s United States’ subsidiary has a defined contribution 401(k) Plan being offered to all eligible employees. Participants may contribute a percentage of their total earnings up to a maximum annual amount as set by the Internal Revenue

Form 20-F 2006 – ILOG | F-17

Back To Contents

Service. The Company matches employee contributions at the rate of $0.25 for each U.S. dollar contributed up to $2,500 per calendar year. Net Company matching contributions to the Plan totaled approximately $355, $296, and $319 for the years ended June 30, 2006, 2005 and 2004, respectively.

In France, retirement indemnities are based upon an individual’s years of credited service and annualized salary at retirement. Retirement indemnity benefits vest as a lump sum paid to the employee at retirement date. Estimated retirement indemnities are accrued over the working life of the employees using actuarial assumptions and calculations. The related liability is not funded, and is included under other long-term liabilities. Actuarial losses are amortized over the estimated remaining service period of employees.

Weighted average assumptions used to measure the benefit obligation under the French defined benefit plan at the measurement date at May 31, 2006, 2005 and 2004 are as follows:

	Year Ended June 30,
	2006	2005	2004
Discount rate	4.15%	4.0%	4.5%
Salary growth	3.5%	3%	3%
Retirement age	65 years	65 years	65 years
Average remaining service period	23.2	25.6	27.8

The components of net periodic benefit cost are as follows:

	Year ended June 30,
	2006	2005	2004
	(in thousands)
Service cost	$146	$157	$123
Interest cost	54	67	33
Amortization of Prior Service Cost	8	—	—
Amortization of actuarial losses	7	26	18
Net periodic pension cost	$215	$250	$174

Changes in the recorded liability of the benefit plans were as follows:

	June 30,
	2006	2005
	(in thosands)
Projected benefit obligations at beginning of year	$1,205	$1,267
Service cost	146	157
Interest cost	54	67
Amortization of actuarial losses	7	26
Actuarial losses (gains)	203	(304)
Translation differences	80	(8)
Projected benefit obligations at year end	$1,695	$1,205

Form 20-F 2006 – ILOG | F-18

Back To Contents

	June 30,
	2006	2005
	(in thousands)
Unfunded obligations at year end	$1,695	$1,205
Unrecognized prior service cost	(217)	(215)
Unrecognized actuarial losses	(536)	(310)
Net recognized liability at year end	$942	$681

Accumulated benefit obligations were $848 and $692 at June 30, 2006 and 2005, respectively.

10.	Shareholders’ Equity

General

At June 30, 2006 and 2005, the issued share capital of the Company consisted of 18,542,133 and 18,005,407 shares, respectively, with a nominal value of €1.00. At June 30, 2006 and 2005, the outstanding share capital of the Company consisted of 18,077,664 and 17,946,222 shares, respectively, with a nominal value of €1.00.

The Shareholders’ meeting of November 30, 2004 authorized the increase of the shares nominal value from €0.61 to €1.00. This has been reflected as an adjustment between share capital and additional paid in capital.

Preemptive Subscription Rights

Shareholders have preemptive rights to subscribe on a pro-rata basis for additional shares issued by the Company for cash. Shareholders may waive such preemptive subscription rights at an extraordinary shareholders’ meeting under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Dividend Rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by laws. The Company has not distributed any dividends since its inception. The accumulated profit for statutory purposes totaled approximately $13.8 million at June 30, 2006, and $6.5 million at June 30, 2005. Dividend distributions, if any, will be made in euros.

Repurchase of Own Shares

The Shareholders’ meeting of November 29, 2005 authorized a new repurchase program which was published on the Company website. Treasury stock, under the current buy-back program, may be used to reduce the Company’s share capital by cancellation of such shares, provide shares for distribution to the company’s employees, be used in connection with an acquisition, or used to improve the liquidity of the Shares’ market.

On April 10, 2006 and until December 31, 2006, ILOG gave a mandat to Oddo Corporate Finance to implement a liquidity contract concerning its ordinary shares with tacit renewal for subsequent 12 month periods. The contract complies with the Business Ethics Charter of the French Association of Investment Funds (AFEI), as approved by the Autorité des Marchés Financiers (AMF) on March 22, 2005. ILOG has allocated one million euros to the liquidity account. Treasury stocks, under the current liquidity contract are used to improve the liquidity of the Shares’ market.

Cash invested in ILOG stock is classified as treasury stock in the shareholders’ equity.

Form 20-F 2006 – ILOG | F-19

Back To Contents

At June 30, 2006 and 2005, the Company had repurchased 464,469 and 59,185 shares, respectively, of its own treasury stock according to its repurchase program and liquidity contract, at an average price of €11.92 and €9.90, and for a total purchase price of €5,535 ($6,890) and €586 ($713), respectively. At June 30, 2006, the Company had repurchased 400,044 shares directly on the market and 64,425 shares through the liquidity contract.

Stock Options and Warrants

Stock options have been granted to employees under the Company’s 1996, 1998, 2001 and 2004 Stock Option Plans.

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

The Company has not recorded a liability for social contributions and certain salary-based taxes which may be assessed for options granted as of June 30, 2006, as the liability, being dependent on future values of the Company’s shares and the timing of employees’ decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares prior to the end of the minimum holding period which permits the favorable tax treatment.

Form 20-F 2006 – ILOG | F-20

Back To Contents

A summary of activity under the Stock Option Plans is as follows:

	Shares Reserved for Future Grants (in thousands)	Options Granted and Outstanding (in thousands)	Weighted Average Exercise Price (in euros)	Weighted Average Exercise Price (in U.S. dollars)
Balances at June 30, 2003	475	5,075	15.72	17.76
Options authorized	—	—	—	—
Options granted	(523)	523	10.74	12.78
Options exercised	—	(74)	6.57	7.82
Options canceled	86	(86)	24.55	29.22
Balances at June 30, 2004	36	5,438	15.23	18.59
Options authorized	800	—	—	—
Options granted	(30)	30	9.68	12.32
Options exercised	—	(235)	6.18	7.86
Options canceled	150	(150)	27.51	35.00
Plan termination	(5)	—	—	—
Balances at June 30, 2005	951	5,083	15.25	18.44
Options authorized	—	—	—	—
Options granted	(35)	35	13.07	15.90
Options exercised	—	(495)	6.55	7.97
Options canceled	54	(54)	25.21	30.68
Plan termination	(180)	—	—	—
Balances at June 30, 2006	790	4,569	16.05	20.40

At June 30, 2006, 2005 and 2004, 4,351,516, 4,628,096 and 4,398,094, respectively, of the outstanding options were exercisable at weighted average exercise prices of €16.30 ($20.72), €15.76 ($19.06) and €15.90 ($19.40) respectively. Exercise prices for options outstanding as of June 30, 2006 were as follows:

	Stock Options Outstanding			Stock Options Exercisable
Range of exercise prices in euros	Number of shares (in thousands)	Weighted average remaining contractual life	Weighted average exercise price (in euros)	Number of shares (in thousands)	Weighted average exercise price (in euros)
0 to 5.15	57	1.7	3.70	57	3.70
5.16 to 10.30	2,844	3.3	7.50	2,826	7.49
10.31 to 15.45	561	6.8	11.29	362	11.35
15.46 to 36.05	44	4.5	25.29	44	25.29
36.06 to 41.20	841	4.2	39.21	841	39.21
46.35 to 51.50	222	4.0	51.20	222	51.20
	4,569	4.0	16.05	4,352	16.30

The weighted average remaining contractual life of those options is 4.0 years.

The following table summarizes the unvested equity award activity for the year ended June 30, 2006:

	Shares (in thousands)	Weighted average exercise price (in euros)	Weighted average exercise price (in U.S. dollars)
Nonvested at June 30, 2005	455	10.04	12.14
Options granted	35	13.07	15.90
Options vested	(252)	9.64	11.73
Options canceled	(21)	9.33	11.35
Nonvested at June 30, 2006	217	11.06	14.06

Form 20-F 2006 – ILOG | F-21

Back To Contents

As of June 30, 2006, total compensation cost related to unvested awards not yet recognized was $1,554, and was expected to be recognized over a weighted-average period of 1.8 years.

Warrants have been granted to non-executive Directors in fiscal year 2006. The warrants may be exercised anytime within 5 years of the date of grant.

	Warrants Granted and Outstanding (in thousands)	Weighted Average Exercise Price (in euros)	Weighted Average Exercise Price (in U.S. dollars)
Balance at June 30, 2003	256	22.50	25.71
Warrants granted	76	10.59	12.60
Warrants exercised	(12)	6.01	7.15
Warrants canceled	(16)	10.45	12.44
Balance at June 30, 2004	304	20.82	25.40
Warrants granted	56	9.35	11.90
Warrants exercised	(4)	7.55	9.61
Warrants canceled	—	—	—
Balance at June 30, 2005	356	19.16	23.17
Warrants granted	56	12.37	15.05
Warrants exercised	(42)	8.78	10.68
Warrants canceled	(120)	37.27	45.34
Balance at June 30, 2006	250	10.69	13.59

Additional information relating to the fair value of granted options and warrants are available in note 1.

Employee Stock Purchase Plan

Under the provisions of the Company’s employee stock purchase plans, employees can purchase the Company’s stock at a specified price through payroll deductions or direct contributions during an offering period. In December 2003 the Company’s shareholders authorized the issuance of up to 1,000,000 shares to employees pursuant to the terms of these Plans. 140,643 shares were issued under the Plans during the year ended June 30, 2005 and none were issued during the year ended June 30, 2006. During the shareholders meeting of November 29, 2005, shareholders closed their previous authorization against a new approval for the issuance of up to 100,000 shares only under the provision of the French Company savings plan. This authorization was not used as of June 30, 2006.

11. Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	June 30,
	2006	2005
	(in thousands)
Unrealized gains (losses) on cash flow hedges	$221	$(157)
Translation adjustment	6,607	3,866
Accumulated other comprehensive income	$6,828	$3,709

Form 20-F 2006 – ILOG | F-22

Back To Contents

12. Earnings per Share

The following table sets forth the computation of basic and diluted earning per share:

	Year Ended June 30,
	2006	2005	2004
	(in thousands, except per share amounts)
Numerator:
Net income	$6,617	$6,727	$1,665
Denominator:
Weighted average shares outstanding	17,995	17,815	17,485
Purchase of own treasury shares	(318)	(6)	—
Incremental shares attributable to shares exercisable under employee stock plans and warrants	1,259	913	932
Denominator for diluted earnings per share	18,936	18,722	18,417
Net income per share – basic	$0.37	$0.38	$0.10
Net income per share – diluted	$0.35	$0.36	$0.09

13. Income Taxes

Income before income taxes comprises the following components:

	Year Ended June 30,
	2006	2005	2004
France	$5,646	$6,126	$(391)
United States	598	3	2,353
Rest of the world	(496)	1,248	823
Net income before income taxes	$5,748	$7,377	$2,785

The provision for income taxes consists of the following:

	Year Ended June 30,
	2006	2005	2004
Current:
France	—	$(208)	$22
United States	(54)	272	6
Rest of the world	194	637	364
Total current	140	701	392
Deferred and withholding taxes:
France	(630)	—	—
United States	(600)	—	—
Rest of the world	221	(51)	728
Total deferred and withholding taxes	(1,009)	(51)	728
Income taxes (benefit) expense	$(869)	$650	$1,120

Form 20-F 2006 – ILOG | F-23

Back To Contents

A reconciliation of income taxes computed at the French statutory rate (33.33% in 2006, 33.83% in 2005 and 34.33% in 2004) to the income tax expense is as follows:

	Year ended June 30,
	2006	2005	2004
Income tax expense computed at the French statutory rate	$1,915	$2,495	$956
Effect of foreign tax rates differential	(79)	449	444
Research tax credit	(589)	(505)	—
Change in valuation allowance	(2,500)	(2,171)	(801)
Other individually immaterial items	384	382	521
Income taxes expense (benefit)	$(869)	$650	$1,120

The change in valuation allowance included utilization of tax losses as a result of taxable income in France, and a $1.2 million release of the valuation allowance related to a portion of the Company’s deferred tax assets that will be more likely than not be realized. The determination for this release was primarily based on our history of profitability in the US and French jurisdictions, and projected taxable income in the coming year in these tax jurisdictions.

Significant components of the Company’s deferred tax assets and liabilities consist of the following:

	June 30,
	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$25,304	$26,894
Acquired intangibles capitalized and amortized for tax purposes	341	447
Provisions and accruals not currently deductible	1,579	1,174
Total deferred tax assets	27,224	28,515
Valuation allowance	(26,001)	(28,308)
Net deferred taxes	$1,223	$207

As of June 30, 2006 the Company had therefore net operating loss carryforwards for French tax purposes of approximately $28 million which have no expiration date. The Company also has U.S. net operating loss carryforwards for federal tax purposes of approximately $42.1 million and for state tax purposes of approximately $6.7 million that expire in the years 2007 through 2026. The Company has U.K. net operating losses of approximately $3.9 million, which have no expiration date. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

14. Commitments and Contingencies

Commitments

The Company leases its facilities and certain equipment under non-cancellable operating leases that expire through 2014. Future minimum lease payments under operating leases due for the fiscal years ending June 30 are as follows (in thousands):

2007	$4,253
2008	2,243
2009	2,034
2010	1,467
2011 and thereafter	3,704
Total	$13,701

Rental expense for the years ended June 30, 2006, 2005 and 2004 was approximately $4.7 million, $4.4 million and $4.4 million, respectively.

Form 20-F 2006 – ILOG | F-24

Back To Contents

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

Legal Matters

ILOG is involved in a lawsuit entitled Jensen Denmark A/S and Naicom Technologies vs. ILOG S.A. This suit was brought by Jensen Denmark and Naicom Technologies against ILOG for breach of contract, bad faith, and failure to meet the standard of care owed by a professional consultant. ILOG has filed a counterclaim in which it alleges that ILOG is entitled to recover from the plaintiffs fees which we incurred but which were not paid, as well as additional damages. The case has been tried to a judge in France and the court found in ILOG’s favor and against Naicom Jensen. The court dismissed ILOG’s counterclaim. Naicom Jensen has appealed this ruling and the case is currently pending on appeal. The amount of damages claimed by Jensen Naicom is below the limits of our applicable insurance coverage, and the insurance company has accepted the defense of this matter.

To the knowledge of the Company, there are no other significant commitments or contingencies as of June 30, 2006.

15. Segment and Geographic Information

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

-	Segment – Software components. In this segment, the Company identifies three natures of revenue:
•	License revenues,
•	Maintenance revenues,
•	Professional services revenues.

Although cost of revenues can be allocated to each nature of revenue, operating expenses are indistinctly incurred for the benefits of all natures of revenue.

	Year Ended June 30,
	2006	2005	2004
	(in thousands)
Revenues:
License fees	$66,376	$67,707	$58,163
Maintenance	38,115	34,158	27,625
Professional services	29,068	23,438	16,999
Total revenues	$133,559	$125,303	$102,787
Cost of revenues:
License fees	$(1,014)	$(1,031)	$(1,062)
Maintenance	(4,303)	(3,870)	(3,510)
Professional services	(23,055)	(19,782)	(14,052)
Total cost of revenues	$(28,372)	$(24,683)	$(18,624)
Margin:
License fees	98%	98%	98%
Maintenance	89%	89%	87%
Professional services	21%	16%	17%
Gross Margin	79%	80%	82%

Form 20-F 2006 – ILOG | F-25

Back To Contents

-

Geography – Operations outside of France consist principally of sales, marketing, finance, customer support, and to a lesser extent, research and development activities. Intercompany sales between geographic areas are accounted for at third party selling price less a discount and are consistent with the rules and regulations of the governing tax authorities. Such transactions are eliminated in the Consolidated Financial Statements.

Financial information allocation is based on subsidiaries site. Identifiable assets are those assets that can be directly associated with a particular geographic area.

The following is a summary of operations within geographic area (amounts in thousands):

	Year Ended June 30, 2006
	Europe	North America	Asia Pacific	Total
Total revenues	$53,452	66,969	13,138	$133,559
Income from operations	4,472	267	(105)	4,634
Total assets	81,838	27,420	9,504	118,762
Assets acquisitions	1,602	738	156	2,496
Amortization and depreciation of long term assets	$1,732	647	170	$2,549

	Year Ended June 30, 2005
	Europe	North America	Asia Pacific	Total
Total revenues	$50,958	62,312	12,033	$125,303
Income from operations	5,824	(319)	966	6,471
Total assets	71,069	26,270	8,472	105,811
Assets acquisitions	4,078	1,270	138	5,487
Amortization and depreciation of long term assets	$2,058	664	204	$2,926

	Year Ended June 30, 2004
	Europe	North America	Asia Pacific	Total
Total revenues	$39,024	53,369	10,394	$102,787
Income from operations	(885)	2,500	225	1,840
Total assets	59,032	20,596	8,129	87,757
Assets acquisitions	1,515	282	178	1,975
Amortization and depreciation of long term assets	$2,050	1,562	218	$3,830

16. Subsequent events

In September 2006, ILOG entered into a new 10 year lease agreement for premises located in Sunnyvale, California, that will start in May 2007 upon expiration of the current lease in Mountain View, California. We will occupy 65,000 square feet of the Sunnyvale’s premises for the first two years, and will expand to occupy the full 80,000 square feet of the building for the rest of the ten year period. The total engagement under this new lease amounts to approximately to $21 million.

Form 20-F 2006 – ILOG | F-26

Back To Contents

ILOG S.A.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

		Additional
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year ended June 30, 2006
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$683	187	—	391	$479
Valuation allowance for deferred tax assets	28,308	(2,500)	193	—	26,001

Year ended June 30, 2005
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	584	365	—	266	683
Valuation allowance for deferred tax assets	31,441	(2,171)	(962)	—	28,308

Year ended June 30, 2004
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	659	(6)	—	69	584
Valuation allowance for deferred tax assets	$33,854	(801)	(1,612)	—	$31,441

Form 20-F 2006 – ILOG | F-27

Back To Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ILOG S.A.
Dated: October 6, 2006	/s/ Jérôme Arnaud
Jérôme Arnaud Chief Financial Officer

Form 20-F 2006 – ILOG | F-28