Form 20-F/A
period 2006-06-30
ILOG SA
filed 2006-10-13
CIK 1031140

As filed with the Securities and Exchange Commission on October 13, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

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

Yes  No

Back To Contents

EXPLANATORY NOTE

ILOG S.A. (“ILOG”) is filing this Amendment to its Annual Report on Form 20-F for its fiscal year ended June 30, 2006, in order to correct a typographical error that appears in Exhibit 13.1 in the date reference for the period covered by the Form 20-F filing, and to replace Exhibit 1 with the most current bylaws, adopted as of September 29, 2006. The entire 20-F is being revised to reference Form 20-F/A instead of Form 20-F. In addition, Exhibits 12.1, 12.2 and 15 are being revised and resubmitted to reflect the change from Form 20-F to Form 20-F/A. Exhibit 13.1 is being revised and resubmitted to correct the typographical error, i.e., to change the date from June 30, 2005 to June 30, 2006, for the applicable period covered by the certification, and to change the reference from Form 20-F to Form 20-F/A.

This Form 20-F/A does not reflect events occurring after the filing of the original Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed with the Securities and Exchange Commission on October 6, 2006, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above. The filing of this Annual Report on Form 20-F/A should not be understood to mean that all statements contained in this document are true or complete as of any date subsequent to October 6, 2006 or earlier. You should not consider this amendment to be a reaffirmation or reiteration of any forward looking statements from the original filing that may be reproduced in this amendment.

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

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. Unless required by law, ILOG undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in our expectations or otherwise that arise after the date of this Annual Report on Form 20-F/A. Readers should carefully review the events and other matters described in other documents we file or submit from time to time with the United States Securities and Exchange Commission (the “SEC”), including reports on Form 6-K submitted by us.

2 | Form 20-F/A 2006 – ILOG

Back To Contents

PRESENTATION OF INFORMATION

Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “ILOG” are to ILOG S.A. and its consolidated subsidiaries.

Our name together with our logo are registered as trademarks in France, the United States and a number of other countries. All references herein to “France” are to the Republic of France. All references to the “United States” or the “U.S.” are to the United States of America and all references to “dollars” and “$” are to the currency of the United States. All references to “euro” or “€” are to the common currency adopted by the twelve member states of the European Monetary Union. We publish our financial statements in U.S. dollars. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F/A are presented in dollars.

The Consolidated Financial Statements for the fiscal years ended June 30, 2006, 2005 and 2004 included elsewhere in this Annual Report on Form 20-F/A are referred to herein as the “Consolidated Financial Statements.” References to fiscal year 2006, fiscal year 2005 and fiscal year 2004 in this Annual Report on Form 20-F/A mean the fiscal years ending on June 30, 2006, 2005 and 2004, respectively, unless the context otherwise requires.

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

This Annual Report on Form 20-F/A may also contain tradenames or trademarks of other companies.

Form 20-F/A 2006 – ILOG | 3

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

4 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 5

Back To Contents

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information
A.	Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements and related Notes thereto and the other financial information appearing elsewhere in this Annual Report on Form 20-F/A. The income statement data set forth below for each of the years ended June 30, 2006, 2005 and 2004 and the balance sheet data at June 30, 2006 and 2005 have been derived from our Consolidated Financial Statements included elsewhere herein, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and audited by Ernst & Young Audit, independent registered public accounting firm with the Public Company Accounting Oversight Board (United States). The income statement data set forth below for each of the years ended June 30, 2003 and 2002 and the balance sheet data at June 30, 2004, 2003 and 2002 are derived from audited financial statements not included herein.

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

6 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 7

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

Any one or more of these circumstances could have an adverse impact on our business, operating revenues, financial results and financial condition. There can be no assurance that any of the risks described in this Annual Report on Form 20-F/A will not result in problems that materially affect the financial aspects of our business and the price of our Shares and ADSs. In addition, there may be other risks and uncertainties of which we are unaware or that we currently deem immaterial that may adversely affect our Company.

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

8 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 9

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

10 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 11

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

12 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 13

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

14 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 15

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

16 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 17

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

18 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 19

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

20 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 21

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

22 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 23

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

24 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 25

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

26 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 27

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

The following discussion and analysis should be read together with our Consolidated Financial Statements and the Notes to those statements included elsewhere in this Annual Report on Form 20-F/A. The Consolidated Financial Statements included herein and the financial information discussed below have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. ILOG also publishes Consolidated Financial Statements, not included herein, prepared in accordance with IFRS for the fiscal years ending June 30, 2006 and 2005 and prepared in accordance with French GAAP for prior years, which differ in certain respects from U.S. GAAP.

28 | Form 20-F/A 2006 – ILOG

Back To Contents

This discussion contains forward-looking statements based on our current expectations, assumptions, estimates, and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described below and in Cautionary Statement Regarding Forward-Looking Statement, “Item 3. Key Information— Risk Factors”, “Item 4. Information on the Company” and elsewhere in this Annual Report on Form 20-F/A.

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

Form 20-F/A 2006 – ILOG | 29

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

30 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 31

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

Non-GAAP Financial Measures

In this Annual Report on Form 20-F/A, we disclose selected figures that are non-GAAP financial measures. Under the rules of the SEC, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to U.S. GAAP.

Constant Currency Rates

In certain appropriate instances we compare revenues and expenses from one period to another period in this Annual Report on Form 20-F/A using constant currency rates. To present that information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for fiscal year 2006. For example, if a French entity reporting in euros sold 1 million euros of products in each of fiscal year 2006 and fiscal year 2005, our financial statements would report $1.27 million of revenues in fiscal year 2006 (using 1 euro = $1.27 which was the average exchange rate in fiscal year 2006) and $1.19 million in revenues in fiscal year 2005 (using 1 euro = $1.19 which was the average exchange rate in fiscal year 2005). The constant currency presentation would translate the fiscal year 2006 results using the fiscal year 2005 exchange rates and indicate that underlying revenues were flat and not increasing by $0.08 million as would be reported in the financial statements under U.S. GAAP. We present this constant currency information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under U.S. GAAP.

We use figures prepared on a constant currency basis both for our internal analysis and for our external communications, as we believe they provide suitable means by which to analyze and explain variations from one period to another. However, these figures provided on a constant currency basis are unaudited and are not measurements of performance under U.S. GAAP.

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F/A both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2006 and 2005:

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

32 | Form 20-F/A 2006 – ILOG

Back To Contents

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F/A both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2005 and 2004:

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

Form 20-F/A 2006 – ILOG | 33

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

34 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 35

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

36 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 37

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

38 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 39

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

40 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 41

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

For the purposes of this Annual Report on Form 20-F/A, “executive officers” means the Chief Executive Officer, the Deputy Chief Executive Officer, the Chief Product Officer, the Chief Financial Officer, the Chief Quality Officer, the Vice President Sales US and Europe, the Vice President and General Counsel and the Chief Information Officer. Where French law is applicable, the executive officers are not entitled, except for the Chief Executive Officer and the Deputy Chief Executive Officer, to represent the Company toward third party transactions. The Chief Executive Officer and the Deputy Chief Executive Officer may however delegate some of their powers to other individuals and notably to other executive officers of the Company.

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

42 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 43

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

44 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 45

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

46 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 47

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

48 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 49

Back To Contents

its work, as well as on the internal control procedures implemented by the Company. For corporations with a Board of Directors, the report must also specify whether the powers of the Chief Executive Officer have been restricted in any way.

One of the objectives of the internal control procedures is to prevent and control risks arising from the Company’s businesses and risks of error or fraud, particularly in the areas of accounting and finance. As with every control system, it cannot provide an absolute guarantee that these risks are totally eliminated. See also Item 15 of this Form 20-F/A.

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

50 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 51

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

52 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 53

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

54 | Form 20-F/A 2006 – ILOG

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
A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this Annual Report on Form 20-F/A.

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

Form 20-F/A 2006 – ILOG | 55

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

56 | Form 20-F/A 2006 – ILOG

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

The Paris Market

The Financial Security Law provided for the creation of a single regulatory body, the Autorité des Marchés Financiers (the “AMF”), to control and supervise French financial markets. Accordingly, the AMF, an independent administrative authority, resulted from the merger of three former independent market watchdogs, namely the Commission des Opérations de Bourse (the “COB”), the Conseil des Marchés Financiers (the “CMF”) and the Conseil de Discipline de la Gestion Financière. The AMF is responsible for the protection of investors, the dissemination of information to the public by traded companies and the proper running of the securities markets. References in this Annual Report on Form 20-F/A to the AMF include its predecessors, the COB and the CMF.

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

Form 20-F/A 2006 – ILOG | 57

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

58 | Form 20-F/A 2006 – ILOG

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

The Company is a société anonyme, a form of corporation, incorporated under the laws of France. In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts. An unofficial English translation of the Company’s statuts is included as an exhibit to this Annual Report on Form 20-F/A. You may obtain copies of our statuts in French from the Clerk of the Registry of Commerce and Companies of Créteil, France.

For a complete discussion of directors’ powers under French law and the Company’s bylaws, please see “Item 6A-Directors and Senior Management”.

For the Company’s registration number and corporate purpose, please see “Item 4. Information on the Company—History and Development of ILOG”.

Form 20-F/A 2006 – ILOG | 59

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

60 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 61

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

62 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 63

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

64 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 65

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

66 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 67

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

68 | Form 20-F/A 2006 – ILOG

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
d)	improve and maintain the liquidity of the Shares on the market through a liquidity contract entered into with an investment services provider,
e)	take into account any market practice recognized by the AMF, after the date of filing of this Annual Report on Form 20-F/A.

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

Form 20-F/A 2006 – ILOG | 69

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

This summary is based on the tax laws of the United States and France, the Treaty and interpretations thereof by the relevant tax authorities that are currently in effect as of the date of this Annual Report on Form 20-F/A, and all of which are subject to change or changes in interpretation and as such, U.S. Holders may be subject to tax consequences different from those set forth below. The statements of French and U.S. tax laws set out below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms, and possibly with retroactive effect.

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

70 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 71

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

72 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 73

Back To Contents

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

Not Applicable.

74 | Form 20-F/A 2006 – ILOG

Back To Contents

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

As of June 30, 2006, the end of the period covered by this Annual Report on Form 20-F/A, the Company, under the supervision and with the participation of the Company’s management, including the Company’s Chairman and Chief Executive Officer, Pierre Haren, and Chief Financial Officer, Jérôme Arnaud, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on this evaluation, the Company’s Chairman and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this Annual Report on Form 20-F/A, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company’s management recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management’s control objectives. The Company’s management, including its Chairman and Chief Executive Officer and Chief Financial Officer, believe that, as of June 30, 2006, the Company’s disclosure controls and procedures were effective to provide reasonable assurance of achieving management’s control objectives.

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

The SEC issued on August 10, 2006 a Flash Report extending for an additional year the Section 404 (b) compliance deadline for foreign private issuers that (a) have at least $75 million but less than $700 million in public float, (b) meet the other conditions required of accelerated filers and (c) file their annual reports on Form 20-F or 40-F. As a result of this extension, we will provide the first auditor’s attestation report on our internal control over financial reporting in accordance with the Section 404 (b) requirement for fiscal year ending June 30, 2008.

Form 20-F/A 2006 – ILOG | 75

Back To Contents

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

Our Board of Directors has determined that Mr. Pierre-Michel Peugnet is an Audit Committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the Audit Committee financial expert designation will not result in such person being deemed an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933 and does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the Audit Committee of the Board of Directors in the absence of such designation. His curriculum is presented under Item 6 of this Annual Report on Form 20-F/A. Mr. Peugnet is an “independent” Director within the meaning of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

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

76 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 77

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

78 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | 79

Back To Contents

[THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

80 | Form 20-F/A 2006 – ILOG

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

Form 20-F/A 2006 – ILOG | F-1

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

Form 20-F/A 2006 – ILOG | F-2

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

Form 20-F/A 2006 – ILOG | F-3

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

Form 20-F/A 2006 – ILOG | F-4

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

Form 20-F/A 2006 – ILOG | F-5

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

Form 20-F/A 2006 – ILOG | F-6

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

Form 20-F/A 2006 – ILOG | F-7

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

Form 20-F/A 2006 – ILOG | F-8

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

Form 20-F/A 2006 – ILOG | F-9

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

Form 20-F/A 2006 – ILOG | F-10

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

Form 20-F/A 2006 – ILOG | F-11

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

Form 20-F/A 2006 – ILOG | F-12

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

Form 20-F/A 2006 – ILOG | F-13

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

Form 20-F/A 2006 – ILOG | F-14

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

Form 20-F/A 2006 – ILOG | F-15

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

Form 20-F/A 2006 – ILOG | F-16

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

Form 20-F/A 2006 – ILOG | F-17

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

Form 20-F/A 2006 – ILOG | F-18

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

Form 20-F/A 2006 – ILOG | F-19

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

Form 20-F/A 2006 – ILOG | F-20

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

Form 20-F/A 2006 – ILOG | F-21

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

Form 20-F/A 2006 – ILOG | F-22

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

Form 20-F/A 2006 – ILOG | F-23

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

Form 20-F/A 2006 – ILOG | F-24

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

Form 20-F/A 2006 – ILOG | F-25

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

Form 20-F/A 2006 – ILOG | F-26

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

Form 20-F/A 2006 – ILOG | F-27

Back To Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ILOG S.A.
Dated: October 13, 2006	/s/ Jérôme Arnaud
Jérôme Arnaud Chief Financial Officer

Form 20-F/A 2006 – ILOG | F-28