Form 20-F
period 2007-06-30
ILOG SA
filed 2007-10-09
CIK 1031140

As filed with the Securities and Exchange Commission on October 9, 2007

United States Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

Or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

to

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring the shell company report

Commission File Number: 000-29144

ILOG S.A.

(Exact name of Registrant as specified in its charter)

The Republic of France (Jurisdiction of incorporation or organization)	9, rue de Verdun, 94253 Gentilly, France - (33)149 08 35 00 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:
Name of each exchange on which registered:

American Depositary Shares, each representing one Ordinary Share, par value €1 per share - The NASDAQ Stock Market LLC

Ordinary Shares, par value €1 per share - The NASDAQ Stock Market LLC

* The Ordinary Shares are not traded on the NASDAQ Stock Market but are registered only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:       None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:       None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares, par value €1 per share**     19,062,464

** Including 1,994,303 Ordinary Shares represented by American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one Ordinary Share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.       Yes      No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934      Yes      No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.       Yes      No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer      Accelerated filer      Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow.       Item 17      Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).       Yes      No

2006/2007 Form 20-F | ILOG | 3

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

These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause the Company’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” including quarterly fluctuations in our operating results and the price of our Shares or ADSs, factors adversely affecting any one of our three product lines, the need to have sufficient consultants available to staff an unpredictable demand for our consulting services, lost revenues due to consultants with specialized technical expertise occupied on competing consulting engagements, our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases, intense competition and consolidation in our industry, the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results, the increasing number of consulting engagements, which are exposed to greater risk of non-payment; our dependence on certain major independent software vendors, changing market and technological requirements, our ability to provide professional services activities that satisfy customer expectations, the impact of currency fluctuations on our profitability, changes in tax laws or an adverse tax audit, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of intellectual property infringement disputes, our heavy dependence on our proprietary technology, risks related to consummation and integration of acquisitions and minority investments, the incurrence of debt and contingent liabilities and write-off of expenses resulting from acquisitions or minority investments, the impact of dilutive share issuances, the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its Shares, changes in accounting principles that could affect our operating profits and reported results, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.

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

Our name together with our logo are registered as trademarks in France, the United States and a number of other countries. All references herein to “France” are to the Republic of France. All references to the “United States” or the “U.S.” are to the United States of America and all references to “dollars” and “$” are to the currency of the United States. All references to “euro” or “€” are to the common currency adopted by the thirteen member states of the European Monetary Union. We publish our financial statements in U.S. dollars. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F are presented in dollars.

2006/2007 Form 20-F | ILOG | 4

Back to Contents

The Consolidated Financial Statements for the fiscal years ended June 30, 2007, 2006 and 2005 included elsewhere in this Annual Report on Form 20-F are referred to herein as the “Consolidated Financial Statements.” References to fiscal year 2007, fiscal year 2006 and fiscal year 2005 in this Annual Report on Form 20-F mean the fiscal years ending on June 30, 2007, 2006 and 2005, respectively, unless the context otherwise requires.

Trademarks

The following trademarks are trademarks of ILOG in France, in the U.S., and other countries:

ILOG	ILOG CPLEX
ILOG OPL Development Studio	ILOG Constraint Programming
ILOG Solver	ILOG Scheduler
ILOG Turbo Planner	ILOG Dispatcher
ILOG DB Link	ILOG InForm
ILOG Vision	ILOG Views
ILOG JViews	ILOG JTGO
ILOG TGO	ILOG Rules
ILOG JRules	ILOG Server
ILOG Views Maps	OPL Studio
ILOG Configurator	ILOG TGF
ILOG JConfigurator	Powered by ILOG
ILOG JSolver	ILOG Concert Technology
ILOG Business Rule.NET	Think net
ILOG Business Rule Suite	Changing the rules of business
ILOG FabPowerOps (FPO)	ILOG PlantPowerOps (PPO)
ILOG Transport PowerOps (TPO)	ILOG Optimization Decision Manager (ODM)
ILOG Rules for.NET	ILOG Optimization Decision Manager System (ODMS)
ILOG Gantt for.NET	ILOG ODM
LogicTools	LogicChain
LogicNet	Optimize Your World
LogicNet Plus

This Annual Report on Form 20-F may also contain tradenames or trademarks of other companies.

American Depositary Shares

Pursuant to a program which we sponsor, our Ordinary Shares, or the “Shares”, are traded in the United States in the form of American Depositary Shares, or ADSs. Each ADS represents one Share placed on deposit with JP Morgan Chase Bank, as depositary (the “Depositary”), and is issued and delivered by the Depositary through its principal office in New York City at 60 Wall Street, 36th Floor, New York, New York 10260. Shares may be deposited with the Paris office of BNP Paribas, as custodian (the “Custodian”), or any successor or successors to such Custodian under the terms of the Deposit Agreement, dated as of February 13, 1997 and amended August 1998, between us, the Depositary and the holders of ADSs (the “Deposit Agreement”). The Depositary provides a variety of services to registered holders of American Depositary Receipts, as more fully set forth in the form of the Deposit Agreement which was filed as an exhibit to our Registration Statement on Form F-6 effective with the SEC on February 13, 1997 and amended August 1998 (the “F-6”).

2006/2007 Form 20-F | ILOG | 5

Back to Contents

Table of contents

PART I

8

Item 1.

Identity of Directors, Senior Management and Advisers

8

Item 2.

Offer Statistics and Expected Timetable

8

Item 3.

Key Information

8

A.

Selected Financial Data

8

B.

Capitalization and Indebtedness

10

C.

Reasons for the Offer and Use of Proceeds

10

D.

Risk Factors

10

Item 4.

Information on the Company

20

A.

History and Development of ILOG

20

C.

Organizational Structure

33

D.

Property, Plant and Equipment

34

Item 4A.

Unresolved Staff Comments

34

Item 5.

Operating and Financial Review and Prospects

35

A.

Operating Results

41

B.

Liquidity and Capital Resources

48

C.

Research and Development

49

D.

Trend Information

50

E.

Off-balance Sheet Arrangements

50

F.

Contractual Obligations

51

Item 6.

Directors, Senior Management and Employees

51

A.

Directors and Senior Management

51

B.

Compensation

56

C.

Board Practices

57

D.

Employees

63

E.

Share Ownership

64

Item 7.

Major Shareholders and Related Party Transactions

68

A.

Major Shareholders

68

B.

Related Party Transactions

69

C.

Interests of Experts and Counsel

69

Item 8.

Financial Information

69

A.

Consolidated Statements and Other Financial Information

69

B.

Significant Changes

70

Item 9.

The Offer and Listing

71

A.

Offer and Listing Details

71

B.

Plan of Distribution

72

C.

Markets

72

D.

Selling Shareholders

74

E.

Dilution

74

F.

Expenses of the Issue

75

Item 10.

Additional Information

75

A.

Share Capital

75

B.

Articles of Incorporation and By-laws

75

C.

Material Contracts

85

D.

Exchange Controls

85

E.

Taxation

86

F.

Dividends and Paying Agents

90

G.

Statements by Experts

90

H.

Documents on Display

90

I.

Subsidiary Information

90

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

91

Item 12.

Description of Securities Other Than Equity Securities

91

PART II

92

Item 13.

Defaults, Dividend Arrearages and Delinquencies

92

Item 14.

Material Modification to the Rights of Security Holders and Use of Proceeds

92

Item 15.

Controls and Procedures

92

Item 16.

Audit Committee and other Financial Related Information

94

A.

Audit Committee financial expert

94

B.

Code of Ethics

94

C.

Principal Accountant Fees and Services

95

D.

Exemptions from the Listing Standards for Audit Committees

95

E.

Purchases and Sales of Equity Securities by the Issuer and Affiliated Purchasers

96

PART III

98

Item 17.

Financial Statements

98

Item 18.

Financial Statements

98

Item 19.

Exhibits

99

2006/2007 Form 20-F | ILOG | 6

Back to Contents

Part I

Item 1.

Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.

Offer Statistics and Expected Timetable

Not Applicable.

Item 3.

Key Information

A.

Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements and related Notes thereto and the other financial information appearing elsewhere in this Annual Report on Form 20-F. The income statement data set forth below for each of the years ended June 30, 2007, 2006 and 2005 and the balance sheet data at June 30, 2007 and 2006 have been derived from our Consolidated Financial Statements included elsewhere herein, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and audited by Ernst & Young Audit, an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States). The income statement data set forth below for each of the years ended June 30, 2004 and 2003 and the balance sheet data at June 30, 2005, 2004 and 2003 are derived from audited financial statements not included herein.

The financial statements included herein are presented in U.S. dollars. The Company, as a French corporation publicly listed in France, has also prepared its financial statements in euros for the fiscal years ending June 30, 2007, 2006 and 2005, in accordance with International Financial Reporting Standards (“IFRS”). These financial statements are not included herein. For the years prior to fiscal year ending June 30, 2005, the Company’s financial statements were prepared in accordance with French GAAP for the purpose of its listing on Euronext and in accordance with the requirements of the Autorité des Marchés Financiers (the “AMF”).

2006/2007 Form 20-F | ILOG | 7

Back to Contents

Consolidated Income Statements:

	Year Ended June 30,
(in thousands, except per share data)	2007	2006	2005	2004	2003
Revenues:
License fees	$74,970	$66,376	$67,707	$58,163	$56,414
Maintenance	44,435	38,115	34,158	27,625	21,409
Professional services	42,054	29,068	23,438	16,999	14,374
Total revenues	161,459	133,559	125,303	102,787	92,197
Cost of revenues:
License fees	1,489	1,014	1,031	1,062	918
Maintenance	5,024	4,303	3,870	3,510	3,509
Professional services	32,835	23,055	19,782	14,052	11,444
Total cost of revenues	39,348	28,372	24,683	18,624	15,871
Gross profit	122,111	105,187	100,620	84,163	76,326
Operating expenses:
Marketing and selling	64,117	56,391	53,364	48,815	46,432
Research and development	35,024	28,886	27,224	22,782	18,861
General and administrative	20,229	15,276	13,561	10,726	8,798
Total operating expenses	119,370	100,553	94,149	82,323	74,091
Income from operations	2,741	4,634	6,471	1,840	2,235
Financial income, net	2,413	1,107	832	696	661
Other non operating income (expense), net	15	32	74	249	(79)
Loss from equity investments	(282)	(25)	-	-	-
Income before income taxes	4,887	5,748	7,377	2,785	2,817
Income taxes benefit (expense)	(23)	869	(650)	(1,120)	(1,445)
Net income	$4,864	$6,617	$6,727	$1,665	$1,372
Net income per share:
- basic	$0.27	$0.37	$0.38	$0.10	$0.08
- diluted	$0.26	$0.35	$0.36	$0.09	$0.08
Shares and share equivalents used in per share calculations(a):
-basic	18,231	17,995	17,815	17,485	16,809
-diluted	18,445	18,936	18,722	18,417	16,841
(a) See Note 1 of the Consolidated Financial Statements for an explanation of the determination of the number of Shares and Share equivalents used in per share calculations.

2006/2007 Form 20-F | ILOG | 8

Back to Contents

Consolidated Balance Sheet Data:

	June 30,
(in thousands)	2007	2006	2005	2004	2003
Total cash, cash equivalents and short term investments	$54,656	$69,246	$61,730	$52,220	$39,879
Net working capital(a)	48,135	59,461	51,056	45,077	36,462
Total assets	145,128	118,762	105,811	87,757	76,661
Long-term liabilities	2,553	1,152	1,042	959	753
Shareholders’ equity	$81,020	$68,812	$58,400	$49,738	$42,292
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

Certain risk factors that affect the software industry generally and technology companies specifically also apply to ILOG. Such factors include:

•

increased competition for our products and services, including aggressive pricing strategies by competitors;

•

deferred purchases due to reduced capital investment;

2006/2007 Form 20-F | ILOG | 9

Back to Contents

•

a change in technology market conditions which are typified by rapid and unpredictable developments;

•

the effectiveness of our marketing and sales activities;

•

customer defaults could increase if there is a significant economic downturn in the U.S., Europe or in Asia that leads to increased bankruptcy filings;

•

business disruptions due to fires, earthquakes, floods (our offices in France and in western California are located in potential earthquake and/or flood zones), and

•

theft of our intellectual property or confidential information.

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

•

cost overruns on fixed price consulting contracts and fluctuations in the profitability and losses associated with consulting contracts;

•

the growing complexity of our customers’ decision making processes;

•

the size of our consulting services staff, which may or may not track customer demand for our services;

•

our periodic reliance on third party consultants to meet temporary increases in demand for our services, which results in lower service margins;

•

seasonality, particularly since a significant proportion of our sales come from Europe, where we generally realize lower revenues in the quarter ending September 30th than in the immediately preceding quarter due primarily to reduced economic activity in the summer months;

•

general economic conditions and customer spending on software and information technology products;

•

foreign currency exchange rate fluctuations;

•

analyst expectations and analyst reports and recommendations;

•

stock market performance, particularly in the high-tech sector;

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

Our expenses are relatively fixed. Consequently, if revenue levels decline or are below expectations in any quarter, expense levels could be disproportionately high as a percentage of total revenues, which would have an adverse impact on our results of operations and could result in losses in that quarter. As a result, period to period comparisons of operating results are not necessarily meaningful and should not be unduly relied upon to predict future performance. In addition, if our operating results are below the expectations of investors and/or analysts, the price of our Shares and ADSs may fall.

We generate all our revenues from three product lines. Any factor adversely affecting any of these product families could have a material adverse effect on our business, operating results and financial condition.

2006/2007 Form 20-F | ILOG | 10

Back to Contents

ILOG’s business rules management system (“BRMS”), optimization and visualization product lines accounted for approximately 47%, 33% and 20% of our license and maintenance revenues in the 2007 fiscal year. We expect that revenues from each of these product lines will continue to represent a substantial portion of our total license and maintenance revenues for the foreseeable future. As a result, any factor adversely affecting one or more of these product lines could have a material adverse effect on our business, operating results and financial condition. In addition, most of our professional services revenue is derived from the implementation of our BRMS product for new and existing customers. As a result, a decline in the demand for our software would result in a decline in the demand for our professional services.

We have attempted to increase our professional services revenue, which required us to hire more consultants and increased our overhead that may not be offset by actual professional service revenues, particularly during slow periods, which are unpredictable. In addition, our consulting services engagements are complex and require specific technical skills that we may or may not be able to provide due to competing engagements, which could result in lost revenues and lower than expected margins.

In the 2007 and 2006 fiscal years, we significantly increased our professional services activity. As a result, demand for our services temporarily exceeded our internal capacity to staff the consulting engagements under contract, necessitating the hiring of additional third party consultants to fulfill such engagements. Since the use of third party consultants is more costly than the use of our staff consultants, margins for professional services work decreased for those engagements requiring third party consultants.

The number of consulting engagements that we have can fluctuate at any given moment in time and is unpredictable. As a result, we cannot be assured that we will have sufficient work to keep our consultants engaged in fee-based projects on a full time basis, thereby potentially increasing our overhead without any corresponding increase in revenues, which could adversely impact our operating results and income. In addition, our professional services require highly technical and specific skills. Our ability to provide professional services has been constrained in the past, and may be constrained in the future, particularly when consultants with requisite skills are occupied on other engagements, which could result in lost revenues. In addition, due to the complex nature of our professional services, the actual margins we earn on professional services could be below the expectations at the outset of the engagement, which could have a negative impact on our net income and Share price.

We have invested in certain vertical markets by developing industry specific products which may or may not yield any increase in profits, particularly due to the high cost of implementation which we provide at reduced prices as an inducement to the sale of these products.

In fiscal year 2007, we continued our work to develop several new optimization products targeted to specific industries. Investments in new products and services are inherently speculative. The revenues we have received from these emerging products have not to date and may not in the future cover the associated development costs, some of which are still ongoing. Commercial success depends on many factors, including our ability to execute our sales strategy with respect to these products, the commercial acceptance of these products by customers and the general economic conditions in these industries, particularly the semiconductor chip manufacturing, transportation and process manufacturing industries. Our current strategy involves absorbing some of the implementation costs as an inducement to the sale of these products. We recently decided to scale back on the fixed cost components of two of the three vertical products we have in development. We cannot be assured that these products will become commercially viable, or will ever achieve profitability.

The industry in which we operate is characterized by intense competition and consolidation and collaboration in our industry could further increase competition significantly and result in fewer customer orders, price reductions, reduced transaction size, reduced profits and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition.

2006/2007 Form 20-F | ILOG | 11

Back to Contents

The markets for our products and services are intensely competitive and we expect product and service offerings and pricing competition to increase. We compete with a number of private and public companies in our individual product lines, however, we do not believe we have any competitors across all three of our product lines. Our competitors include, without limitation, by product line: (i) Business Rule Management Systems: Computer Associates, Corticon Technologies, Fair Isaac, Haley, Microsoft, Pegasystems and Red Hat; (ii) optimization: Cosytec, Dash Associates and SAS; (iii) visualization: SL Corporation and Tom Sawyer. Some of our competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader product offerings and a larger installed base of customers than we do. In addition, some of our competitors have well-established relationships with our current and potential customers. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products and may be able to offer products cheaper than us.

We also face increased competition from companies such as Red Hat, or software developer communities who provide software with some of the functionalities provided in our Rules product on an “open source” or free basis. In addition, we encounter some competition from “low cost” companies in India, China and other countries, and we compete with companies that provide packaged software with respect to specific applications. In addition, virtually all of our customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing our current or proposed components. This would eliminate their need for our services and components and limit future opportunities. We are, therefore, required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products.

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

The ongoing market consolidation and/or increased competition resulting from a combination of our competitors or a competitor’s successful collaboration with our sales partners could result in fewer customer orders, price reductions, reduced transaction size, reduced profits and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition. See “Item 4.B.– Competition”.

The fact that our products require some significant implementation costs contributes to the extended length and variability of our sales cycle and we often experience a concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and cause our Share price to decline.

Because of the horizontal or ‘generic’ nature of the functionality of our software components, additional development to fit the particular customer industry is required. Our vertical products also require significant implementation costs to enable them to work with a particular customer’s operational parameters and requirements. For our customers that are trying to automate very complex problems, the additional development/customization process can prove difficult and expensive, and therefore purchasing decisions are sometimes difficult to predict and capture accurately in our forecasts.

2006/2007 Form 20-F | ILOG | 12

Back to Contents

Our sales cycle is generally three to six months or longer and varies substantially from customer to customer. As a result, a large number of our software license agreements are consummated in the weeks immediately preceding a quarter end. Our customers are often cautious in making decisions to acquire our products because purchasing our products may involve shifts by the customer to a new software platform or a change in the customers’ operational procedures. Delays in completing sales and changes in the amount of expected customer orders can arise while customers complete their internal procedures to approve purchase expenditures and test and accept our products. In addition, we have been constrained in the past, and we may be constrained in the future, in our ability to provide professional services due to a lack of resources, which may cause software license sales cycles to be lengthened or result in the loss of software license sales. The nature and length of the sales cycle for our products may cause license revenue and operating results to vary significantly from period to period.

We also face difficulty predicting the amount of expected sales and the quarter in which sales to expected customers will occur due to the nature and length of the sales cycle for our products. In addition, the complexity of our professional services engagements can result in delayed deliverables or milestones, resulting in delayed receipt of revenues. We rely on forecasted revenues for planning and modeling our earnings guidance before actual sales are consummated. Forecasts, however, are only estimates and actual results may vary for a particular quarter or longer periods of time. Consequently, significant potential discrepancies between actual and forecasted results could limit our ability to plan, budget or provide accurate earnings and profitability guidance, which could adversely affect our Share price. Any publicly-stated revenue or earnings projections are subject to this risk.

Our business involves more professional services work than we have undertaken in prior years which presents the risk that the work product may not be accepted when finally delivered and therefore we may not be paid for our time or the cost of the engagement may be more than we receive in revenues.

Customer demand for professional services engagements is increasing and we are accepting more of this kind of work. If the customer does not accept all or part of the work product that we deliver, we may not receive some or all of the anticipated revenues to offset the costs incurred in performing the engagement, which could have an adverse impact on our revenues, net profit and financial condition.

In addition, the risks associated with these engagements include the possibility that we could poorly manage the engagement and not conduct the work in the most cost effective manner. Further, we could underestimate the amount of work that will be required and the engagement could actually result in a loss. Moreover, we could lose other more profitable opportunities because we are required to commit significant resources to a given professional services engagements which may turn out to be unprofitable.

We are dependent upon certain major ISVs for a significant part of our revenues.

In fiscal year 2007, 20% of our revenues were generated from ISVs which embedded our software components in their applications, which they in turn sell to their customers. In fiscal year 2007, our largest customer was SAP A.G., an ISV, provided 3% of our revenues, and our next nine largest customers, of which three were ISVs, accounted for a further 11% of our revenues. If any or all of the ISVs decided for any reason to replace our components with their own or a competitor’s technology, discontinued offering any of the applications embedding our components and/or experienced a business downturn, our business, operating results and financial condition would be adversely affected.

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

2006/2007 Form 20-F | ILOG | 13

Back to Contents

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

If our professional services activities fall below customer expectations, we could lose customers or be required to reimburse customers for license and service fees paid to us.

In fiscal year 2007, 26% of our revenues were directly provided by our professional services which are designed to facilitate customer adoption of our products, and accelerate their deployment, so that further license and maintenance revenues can be generated for us. If our professional services fail to meet or satisfy customer expectations, we could lose customers and we may be required to reimburse customers for license and service fees paid to us.

Currency fluctuations could result in lower profitability for us in dollar terms and the reporting of exchange losses.

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, our financial reporting currency for the financial statements included in this annual report. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar translated amounts to vary from one period to another. Approximately 33% of our sales revenues and 51% of our operating expenses in fiscal year 2007 were denominated in euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms assuming no change in revenue and cost structure. See “Item 5.A. – Non-GAAP Financial Measures”.

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

2006/2007 Form 20-F | ILOG | 14

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

Our future success will depend in significant part upon the continued service of our key technical, sales and senior management personnel, including, Pierre Haren, our Chairman and Chief Executive Officer, known in France as the Président Directeur Général. We are also particularly dependent upon our technical personnel with expertise in object oriented technology, math programming and artificial intelligence technology.

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

Our engineering and research and development operations are located primarily in France, except for our CPLEX products, which are developed in Incline Village, Nevada, and Sunnyvale, California, and our recently acquired LogicTools products, which are developed in Eugene, Oregon. We have also recently opened an office in Shanghai, China, which we expect will perform a limited amount of research and development work on our existing products. Our sales and marketing operations are located on four continents. These varied locations and the inter-related activities of these groups have in the past led, and in the future could lead, to logistical and communication difficulties.

2006/2007 Form 20-F | ILOG | 15

Back to Contents

Further, our global operations may be directly affected by adverse economic, health and geopolitical conditions in the countries where we do business. Approximately 47%, 43% and 10% of our revenues in fiscal year 2007 were from North America, Europe and the Asia-Pacific region, respectively. Worldwide operations are subject to a number of risks, including:

•

difficulties and costs of staffing and managing international operations;

•

fluctuations in foreign exchange currency rates;

•

potentially adverse tax consequences;

•

the costs of localizing products for different countries;

•

longer accounts receivable collection periods in certain geographic regions, especially Europe, and greater difficulty in accounts receivable collections;

•

unexpected changes in regulatory requirements;

•

dependence on different independent resellers;

•

dependence on different technology standards;

•

import and export restrictions and tariffs;

•

difficulties in enforcing contractual and intellectual property rights;

•

political instability;

•

disease and related quarantines;

•

more stringent labor laws, boycotts and/or strikes;

•

the burdens of complying with multiple, potentially conflicting laws;

•

the impact of localized business cycles, and

•

regional economic conditions, cyclicality and instability.

3.

Risks associated with our proprietary technology

Intellectual property infringement disputes could cause us significant expense and divert technical and management personnel.

There can be no assurance that we will not receive communications from third parties asserting that our products infringe, or may infringe, on their proprietary rights. We cannot prevent third parties from claiming intellectual property infringement against us. We have been subject to such claims in the past. For instance, in fiscal year 2003, a third party asserted that a feature of our ILOG Solver product infringed their patent. We vigorously contested this assertion as being without merit and while we did not change our position in this regard, we reached an agreement to amicably resolve the matter in a manner that had no material financial impact for the Company.

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

As the number of software products in our own industry increases outside of Europe and the functionality of these products further overlap, we believe that software companies may become increasingly subject to infringement claims. Any such claims against us, with or without merit, as well as claims we initiate against third parties, could be time consuming and expensive to defend or prosecute and difficult to resolve, and could result in product shipment delays. In the event of an adverse ruling in any such litigation, we might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology or face increased competition from other products. There can be no assurance that licenses to such technology would be available on commercially reasonable terms or at all.

We depend heavily on our proprietary technology. There can be no assurance that our competitors will not develop similar technologies that directly compete with our proprietary technology or that our means of protecting our proprietary rights will be adequate.

We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. We also license our products primarily in object code form, which does not allow our customers access to our source code. Source code is the form in which our proprietary technology is most vulnerable to theft, copying or misappropriation. See “Item 4.B. – Proprietary Rights”.

2006/2007 Form 20-F | ILOG | 16

Back to Contents

Despite our efforts to protect our proprietary rights, other companies could seek to design around our proprietary technology and unauthorized parties may attempt to copy, use or make copies of our products or aspects thereof, or obtain or use information that we regard as proprietary. Policing unauthorized use of our products is difficult. In addition, the laws of many jurisdictions do not protect our proprietary rights to as great an extent as do the laws of France and the U.S. In particular, “shrink-wrap” licenses may be unenforceable under the laws of certain jurisdictions and copyright and trade secret protection for software may be unavailable in certain countries. Under current EU intellectual property laws, software does not benefit from patent protection. Consequently, we rely primarily on the copyright laws of the U.S. and France to protect our proprietary rights. We currently have one pending patent application in Japan, jointly filed with Mitsubishi Chemical Kabushiki Kaisha, one U.S. patent entitled Interactive Generation of Graphical Visualizations of Large Data Structures, and five pending utility patent applications in the U.S. with titles as follows: “Method and System for Optimizing Mixed Integer Programming Solutions;” “Method and System for Optimizing Business Process Management Using Mathematical Programming Techniques;” “Method and System for Identifying Conflicting Constraints in Mixed Integer Programs;” “Systems and Methods for Applying Evolutionary Search to Generate Robust Search Strategies;” and “Method and System for Compilation and Execution of Rules.” We cannot assure you that any patents will be issued with respect to our pending or any future patent applications. Furthermore, these and any other patents we obtain in the future may be circumvented, challenged, invalidated or designed around by other companies. The objective impossibility to adequately protect our intellectual property for these or other reasons could adversely affect our business and competitive position, operating results and financial condition.

4.

Risks relating to business combinations and investments

Past and future acquisitions and minority investments may result in additional liabilities or risks for the Company or the dilution of Share interests or earnings per Share.

Our business strategy includes, among other things, seeking to acquire or making minority investments in companies with complementary product lines, technologies or businesses. Such acquisitions and investments could potentially result in the incurrence of debt and contingent liabilities and write-offs related to goodwill and other intangible assets, which could materially adversely affect our profitability. Were we to pursue one or more acquisitions, there can be no assurance that we will be able to successfully consummate such transactions, achieve the expected rates of return, integrate the acquired assets and business or the acquired companies’ employees successfully into our working environment, and/or retain either our or the acquired companies’ key employees. Similarly, investments in minority interests may not achieve our expected rates of return and are subject to additional risks, including a lack of control or ability to implement our preferred strategies at such companies whose strategies and interests may differ from ours. Such acquisitions and minority investments could also create product liability issues, and could result in a significant diversion of management attention away from the day to day operations of the Company, or result in significant acquisition costs that may not be recovered if the transaction is not completed. In addition, acquisitions and minority investments can result in a dilution of the position of our existing shareholders and our earnings per Share if we used Shares to make acquisitions or investments, as well as result in unanticipated legal risks and costs, and liabilities.

Limitations imposed by French law and our by-laws may prevent or delay an acquisition by ILOG using its Shares.

As a French company listed on the Euronext Paris stock market, we are subject to certain requirements not generally applicable to corporations organized in the U.S. For example, our shareholders are subject to voting procedures that are more complicated than for U.S. companies generally. Shareholder approval at an extraordinary shareholders’ meeting must be obtained for any new Shares issued in connection with a business combination, even if we are the surviving entity, or for an acquisition of assets in exchange for our shares. The presence, at such a meeting, in person or by proxy, of shareholders holding one-fourth of the voting Shares upon first notice, and one-fifth of the voting Shares upon second notice, is required for a quorum. The increasing practice of U.S. shareholders not to exercise their voting rights may prevent us from obtaining a quorum for such a meeting and thus impair our ability to obtain shareholder approval for acquisitions, mergers and/or corporate reorganizations.

2006/2007 Form 20-F | ILOG | 17

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

Because holders of ADSs do not hold their Shares directly, they are subject to the following additional risks:

•

fluctuations in the exchange rate for converting euros into U.S. dollars may affect the value of ADSs. Specifically, if the relative value of the euro against the U.S. dollar declines, the U.S. dollar equivalent of the euro trading prices of Shares on Euronext and the trading price of ADSs in the United States would decline; the U.S. dollar equivalent of the proceeds that a holder of ADSs would receive upon the sale in France of any Shares withdrawn from the Depositary and the U.S. dollar equivalent of any cash dividends paid in euros on the Shares represented by ADSs would also decline;

•

in the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the Depositary cannot convert euros into U.S. dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurance that the Depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period;

•

in order to vote at general shareholders’ meetings, ADS holders who are not registered on the books of the Depositary are required to transfer their ADSs a certain number of days before a general shareholders’ meeting into a blocked account established for that purpose by the Depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the Depositary must give instructions to the Depositary not to transfer their ADSs during this period before the general shareholders’ meeting. ADS holders must therefore receive voting materials from the Depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the Depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all;

•

ADS holders may not receive copies of all reports from the Depositary or us in a timely manner or at all;

•

the Depositary and we may amend or terminate the Deposit Agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

Limitations imposed by French law and our by-laws could prevent an acquisition of us.

French law requires any person, acting alone or in concert, who comes to own more than 5%, 10%, 15%, 20%, 25%, one-third, one-half, two-thirds, 90% or 95% of our outstanding shares or voting rights, or whose shares or voting rights fall below any of these percentages, to inform us and the AMF within five trading days of crossing the applicable threshold percentage. A person acquiring, alone or in concert, more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person’s intentions relating to future acquisitions or participation in the management of our company for the following 12-month period. Shareholders who fail to comply with these requirements may be deprived of voting rights for a period of up to five years and may, in some cases, be subject to fines. Under AMF regulations, and subject to limited exemptions granted by the AMF, any person, acting alone or in concert, who comes to own more than one third of our share capital or voting rights, must initiate a public tender offer. In addition, French labor laws generally impose an obligation on an entity acquiring a business or product line to assume the role of employer for the French employees affiliated with the business or product line being acquired, and unlike in other jurisdictions, including the U.S., the Company’s French employees have contractual and legal rights to continued employment post acquisition. This may make it difficult or serve as a deterrent for an international entity with no presence in France to acquire our Company or one of our product lines.

2006/2007 Form 20-F | ILOG | 18

Back to Contents

It may not be possible for shareholders to effect service of legal process, enforce judgments of courts outside of France or bring actions based on securities laws of jurisdictions other than France against ILOG, its executive officers or directors.

ILOG and a majority of its executive officers and directors are residents of France and other countries other than the United States. In addition, many of the assets of ILOG and such persons are located in whole or in substantial part outside of the United States. As a result, it may not be possible for shareholders to effect service of legal process within the United States upon us or most of such persons, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, judgments of U.S. courts, including those predicated on the civil liability provisions of the U.S. federal securities laws, may not be enforceable in French courts. As a result, our shareholders who obtain a judgment against us or such persons in the United States may not be able to require us or such persons to pay the amount of the judgment.

Item 4.

Information on the Company

A.

History and Development of ILOG

ILOG S.A. is a société anonyme, a form of corporation incorporated under the laws of France. The Company was registered with the Register of Commerce and Companies of Paris on April 7, 1987 for a length of 99 years. The Company was founded by Mr Pierre Haren, Mr Marc Fourrier and Mr Jérôme Chailloux, with the support of the Institut National de Recherche en Informatique et en Automatique, or INRIA. We are subject to French law and in particular to the French company law and regulations under Book II of the French Commercial Code.

We are registered with the Register of Commerce and Companies of Créteil under number 340 852 458. Our corporate worldwide purposes may be found in Article 3 of our by-laws, or charter, and are summarized as follows:

a)

the consultation and completion of research and studies and generally all services related to intelligent software;

b)

the development, running, distribution and maintenance of hardware and software;

c)

training in these areas of activity, including audiovisual techniques and generally all useful support tools;

2006/2007 Form 20-F | ILOG | 19

Back to Contents

d)

the setting-up of new companies, capital contributions, the purchase of securities, mergers, alliances or investment companies or by lease or management lease of any assets or rights or otherwise, directly or indirectly, on our own behalf or on behalf of third parties, for sale or in conjunction with third parties;

e)

the issuance of any guarantees and other collateral security in compliance with the provisions of current laws and regulations benefiting to any company or entity of ILOG group in connection with their activities, as well as the financing of their activities;

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

Our registered office is located at 9 rue de Verdun, 94253 Gentilly, France, and our telephone number is +33 1 49 08 35 00. Our agents for service of process in the United States are Corporation Service Company, 6th Floor, 80 State Street, Albany, NY 12207-2543 and CT Corporation, 3 Winners Circle, 3rd Floor, Albany, NY 12205. Our website is www.ilog.com. Information contained on or linked to ILOG’s website is not part of this Annual Report. We make our Annual Reports on Form 20-F and Document de Référence, and amendments to these reports, if any, available free of charge through our website as soon as practicable following their respective filing with the SEC and the AMF.

In 1987, we began licensing software components to companies developing software applications. These customers licensed our components in order to add new functionalities to their software applications. Our software components were initially developed in the LISP programming language, and transitioned to a new language C++ in 1992 in order to follow the technical evolution of the software industry. Our two new products in 1993 were ILOG Views and ILOG Solver, which our customers were using to add functionalities to their applications, such as, better visualization interfaces (Views) or resources allocation capabilities (Solver). Until 1995 our sales were concentrated in Europe, particularly in France. In 1995, we started to expand our sales efforts globally by establishing a major sales presence in the U.S. and Asia. In 1997, we acquired the business of CPLEX Optimization, Inc., or CPLEX, located in Incline Village, Nevada, which provided linear based optimization software products for the supply chain industry. In the late 1990s, we started to introduce a Java version of our products to follow once again the software industry’s technical evolution. We also introduced our business rule management systems, or BRMS, product in 1996, which gives software engineers the ability to better manage the rules operating their applications. The financial services sector has been the primary market for our BRMS products, for use in developing, for example, online trading or credit decisioning applications. Our BRMS product line is today our largest product line generating half of our license and maintenance revenues. We also introduced a C# version of some of our visualization products in fiscal year 2004 and of our BRMS products in fiscal year 2005. C# is a programming language developed by Microsoft.

Until our initial public offering in 1997 on the NASDAQ National Market (which subsequently became the Nasdaq Stock Market on August 1, 2006), which raised $24.9 million, we were financed through a combination of retained earnings, venture capital funding and interest free loans from French government agencies and the European Union. This initial public offering enabled us to acquire the business of CPLEX, which acquisition was financed through cash for $15.0 million, and the issuance of 1.7 million Shares and promissory notes totaling $5.0 million. In 1998, an additional financing of $10.5 million was received from SAP A.G. in exchange for 685,064 shares. The financing from SAP was part of the partnership that has made SAP our biggest customer every year to date. This partnership, along with others, made us a significant player in the supply chain management market. In 1998 we listed our Shares on the Nouveau Marché of Euronext Paris and in 2005 our shares were transferred to Eurolist by Euronext Paris. See “Item 9 - The Offer and Listing”.

2006/2007 Form 20-F | ILOG | 20

Back to Contents

B.

Business Overview

Our Company

ILOG is a worldwide provider of enterprise software and services. We develop, market, sell and support BRMS, as well as optimization-based decision tools and applications, and visualization software components that help organizations make better decisions faster and manage change and complexity.

We believe that business software applications have not historically been able to meet rapidly changing business environments easily. Significant amounts of data, embedded software application code and outdated software systems are each impediments to an organization’s ability to adapt to changing business conditions. Our BRMS offering gives non-technical managers and company policy makers the ability to access this data and rapidly implement changes to policies and procedures to address new market conditions or other business changes without having to change existing software application code. BRMS also helps organizations centralize their business rules, or policies, in one or a few repositories, facilitating their maintenance and ensuring consistent deployment across the company. Another key benefit of BRMS is that it can be implemented “on top” of existing software so companies are not required to update their existing infrastructure in order to streamline their processes and take advantage of BRMS capabilities.

ILOG’s optimization software allows companies to optimize the allocation of their personnel and equipment resources. For example, in order to maximize profitability, a parts supplier may seek to maintain a low inventory of parts while still having a sufficient number on hand to fill current demand. ILOG’s optimization components, as well as its vertical offerings, allow companies to decide what factors are important for profitability, such as minimal inventory in the above example and to then create an application that produces the “optimal” configuration of resources to achieve the company’s goals.

ILOG’s visualization software components provide graphical user interfaces for software developers who create applications that are used in telecom network management, the airline industry and other businesses, where the visual display of information is an important tool to management and to the success of the business.

We currently have business locations in nine countries, but have two principal locations where our management is based. Our principal executive offices are located at 9, rue de Verdun in Gentilly, a suburb of Paris, France. Our U.S. executive offices are located at 1195 West Fremont Avenue, Sunnyvale, California, in the San Francisco Bay Area.

Recent developments

On April 11, 2007, ILOG completed the acquisition of LogicTools, a Chicago-based provider of supply chain planning applications specializing in network design and inventory optimization, for a purchase price of $15.5 million. LogicTools’ applications are based on the ILOG CPLEX optimization product and related sales are classified in the optimization product line as well as the revenues of the other vertical applications developed by ILOG. LogicTools’ total revenues amounted to $7.1 million in calendar 2006 and the portion of revenues that impacted ILOG revenues in fiscal year 2007 between the acquisition date of April 11, 2007 and June 30, 2007 amounted to $1.5 million, $0.8 million of which represents license and maintenance revenues classified in the optimization product line revenues, and the remaining $0.7 million of which represents consulting revenues. The acquisition was structured as a reverse triangular merger, pursuant to an Agreement and Plan of Merger, dated as of February 9, 2007, as amended, among LogicTools, Inc., the voting stockholders thereof, the Stockholders’ Representative named therein, ILOG, ILOG, Inc. and ILOG USA, Inc. Pursuant to the Merger Agreement, we acquired all of the outstanding shares of LogicTools for a total cash consideration of $15.2 million subject to a post closing adjustment based on closing consolidated shareholders’ equity; approximately $1 million of which was deposited into a two year escrow account to satisfy any purchase price adjustment and indemnification claims. The Merger Agreement contained customary representations, warranties, covenants and indemnities. For further information regarding the Merger Agreement, see Exhibit 4.2 filed with this Annual Report.

2006/2007 Form 20-F | ILOG | 21

Back to Contents

On October 26, 2006, ILOG acquired 35% of the capital and voting rights of the Chinese company Shanghai FirstTech Co., Ltd (FirstTech), investing $1.9 million including acquisition fees. FirstTech is a systems integrator who has been ILOG’s partner for developing and marketing manufacturing and insurance solutions for the Chinese market. Prior to this investment, FirstTech was majority-owned by Shanghai Baosight Software Co., Ltd., a publicly listed subsidiary of Shanghai Baosteel Group Corporation. ILOG expects to leverage this relationship to develop and market planning and scheduling solutions for the Chinese manufacturing sector and to promote process automation in the rapidly growing Chinese insurance industry.

On November 20, 2006, ILOG acquired one-third of the capital and voting rights of Prima Solutions (Prima), a Paris based supplier of software platforms for the insurance sector. This investment, including acquisition fees, amounted to approximately $4.4 million and is intended to reinforce the partnership between the two companies and sustain a stronger penetration of ILOG’s business rule management systems in the insurance market.

Our markets and competition

ILOG has three product lines addressing various needs of companies that design software applications, both for internal use and for licensing to third parties. We primarily promote our products in the following industries or market sectors: financial services and insurance, supply chain, telecommunications, transportation and e-government.

According to Gartner, from the report “Hype Cycle for Business Process Management, 2007”, the worldwide Business Rules Engine (BRE) market was estimated at $295 million in calendar year 2006. The BRE market covers a range of software products from pure rule engines to more advanced business rule management systems like our BRMS product. We believe that we are the leader in the BRE market, with combined license and maintenance revenues of $56 million, not including the professional services revenues generated by our BRMS implementations. According to Gartner, with the advent of SOAs (Service Oriented Architectures) and BPM (Business Process Management), greater emphasis is expected to be placed on leveraging explicit business rules as defined as reusable assets. Gartner analysts also believe that just as BPM is a management discipline that is greater than its constituent technologies, BRMS is a larger concept than the specific engine used to automate enterprise decisions. The Company believes this makes BREs and BRMS essential components of the BPM market and of SOAs and that the BRE market should grow along with the BPM market and SOA initiatives1.

According to a 2006 AMR Research study, “the Supply Chain Management (SCM) Market Sizing Report-2006-2011”, the supply chain applications market is now a $6 billion global market in total revenue. ILOG’s software, particularly its optimization software, is an underlying technology used by an estimated one-third of the software application vendors in the SCM market. ILOG has developed partnerships with most of the significant vendors in this market, including the two leaders, SAP and Oracle. ILOG now also develops and markets SCM applications, among which are its newly acquired line of LogicTools products which are software applications used for inventory network design and inventory optimization.

The markets for our products and services are intensely competitive and we expect product and service offerings and pricing competition to increase. We compete with a number of private and public companies in our individual product lines, however, we do not believe we have any competitors across all three of our product lines: BRMS, optimization and Vizualization. Our competitors include, without limitation, by product line: (i) BRMS: Computer Associates, Corticon Technologies, Fair Isaac, Haley, Microsoft, Pegasystems and Red Hat; (ii) optimization: Cosytec, Dash Associates and SAS; (iii) visualization: SL Corporation, Drods and Tom Sawyer. Some of our competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader product offerings and a larger installed base of customers than we do. In addition, some of our competitors have well-established relationships with our current and potential customers. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products and may be able to offer products cheaper than us.

1

 The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent data, research opinion or viewpoints published, as part of a syndicated subscription service available only to clients, by Gartner, Inc., a corporation organized under the laws of the State of Delaware, USA, and its subsidiaries (“Gartner”), and are not representations of fact. The Gartner Report(s) do not constitute a specific guide to action and the reader of this Annual Report assumes sole responsibility for his or her selection of, or reliance on, the Gartner Report(s), or any excerpts thereof, in making any decision, including any investment decision. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice. Gartner is not responsible, nor shall it have any liability, to the Company or to any reader of this Annual Report for errors, omissions or inadequacies in, or for any interpretations of, or for any calculations based upon data contained in, the Gartner Report(s) or any excerpts thereof.

2006/2007 Form 20-F | ILOG | 22

Back to Contents

We also face increased competition from companies such as Red Hat, or software developer communities who provide software with some of the functionalities provided in our Rules products on an “open source” or free basis. Moreover, we encounter competition from “low cost” companies in India, China and other countries, and with companies that provide packaged software with respect to specific applications. In addition, virtually all of our customers have significant investments in their existing solutions and have the necessary resources to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing our current or proposed components. This would eliminate their need for our services and components and limit future opportunities. We are, therefore, required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products.

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

The ongoing market consolidation and/or increased competition resulting from a combination of our competitors or a competitor’s successful collaboration with our sales partners could result in fewer customer orders, price reductions, reduced transaction size, reduced gross profits and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition. See “Item 3.D - Risk Factors – 1. Risks concerning our ability to achieve financial results – The industry in which we operate is characterized by intense competition and consolidation and collaboration in our industry could further increase competition significantly and result in fewer customer orders, price reductions, reduced transaction size, reduced profits and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition”.

Business Strategy

Our business strategy is focused on the following key areas:

Establish Business Rule Management Systems as an Enterprise Software Platform. In promoting our BRMS products to large international companies, we are seeking to establish business rule technology as an essential technology to automate and manage change in operational systems. As BRMS plays an increasing role in Service Oriented Architectures (SOA) and Business Process Management (BPM) systems, we are seeking to leverage the strong presence of vendors in these markets, like IBM, Oracle, SAP, Microsoft, BEA, Software AG and Sun, to drive BRMS sales by designing our BRMS products to work with these software vendors’ platforms and by also developing connectors and interfaces for use of our BRMS products with these platforms.

2006/2007 Form 20-F | ILOG | 23

Back to Contents

Create a Broader Market for Optimisation Products. We are seeking to extend the penetration of our optimization products by promoting our products directly to customers as well as through third party channels, and by developing vertical solutions. To our development tool portfolio, we have added the Optimisation Decision Management System, or ODMS. ODMS enables developers to develop optimization models which in turn speed deployment of optimization software applications by allowing business users, through a packaged business user interface, to take part in the rapid prototyping and iterative development needed to specify key performance indicators, business rule templates, solution views and business goals. In addition, our OPL Development Studio product is a development environment which can expedite the development and deployment of software designed to optimize resource allocation when used with our component systems libraries. Recent significant improvements in our OPL Development Studio product have been well received in the market. In addition, our newly acquired LogicTools product line, marketed to SCM vendors, enables the rapid design of an optimized distribution network based on historical inventory levels and customer purchasing patterns, as well as the optimization of inventory levels at each distribution center. We have also developed new software applications focused on specific scheduling and planning opportunities in the semiconductor and manufacturing markets, and while our marketing strategies with respect to these products is still evolving, our initial focus has been on selling these applications through direct marketing efforts to the manufacturing sector, and using a combination of direct sales and a reseller arrangement with IBM for the semiconductor market.

Leverage Business Process Management Software Trends. We believe the push for greater process efficiency as well as the growing popularity of Service Oriented Architecture (hereafter referred to as SOA), is driving the demand for Business Process Management systems (referred to herein as BPM). BPM enables an organization to manage its inter-dependent processes, such as sales, shipping and invoicing, by using a single “language” that is universally understood by all of the software used to manage those processes, thereby eliminating the need to repeatedly enter the same data for each step in the process. A BPM will either use services in connected applications to perform business operations, such as calculating a repayment plan for a loan, or will send messages to human workers requesting they perform certain tasks which necessitate human input. We believe that a key feature of ILOG’s BRMS is that the business manager can make changes to the process in real time by changing the “rules” directing the flow of work or automating the decisions (for example, to add the following rule “if the debtor is more than ten days late, then charge a 10% penalty as part of the loan repayment plan”) which means that changes in the process can be moved into operation faster than in the past, when such rule changes required recoding of the software application by a software developer, which was a lengthy process.

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

Strengthen our Services Offerings. We are actively promoting and improving our professional services offerings. These services are designed to facilitate customer adoption of our products, and accelerate their deployment, so that we can generate further license and maintenance revenues. As part of our professional service offering improvements, we have developed service packages and a methodology for assessing, designing and implementing business rules application projects to help our customers accelerate their development work which in turn allows them to deploy applications sooner.

2006/2007 Form 20-F | ILOG | 24

Back to Contents

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

Expand Revenues from Software Vendors. Our agreements with ISVs have consistently been a key part of our business strategy, because they enable the deployment of our software. ISVs embed portions of our software into their applications in order to avoid being required to develop certain software attributes, such as a user interface, in the case of our visualization products, or functions, such as a rule engine for processing the rules that govern or contribute to the output of the application. This reduces development time for ISVs and allows them to introduce their application on the market sooner than if they had to develop all of the functionalities themselves. Through ISVs we are able to penetrate and indirectly derive revenue from business application markets that we would not otherwise be able to access directly. ISVs generate revenues for us when they embed one or more ILOG components into their products. As of June 30, 2007, we have entered into agreements with 547 ISV partners, of which 275 generated approximately 20% of our revenues in fiscal year 2007.

Increase Penetration of our Existing Customer Base. A key component of our strategy is to achieve additional revenues from existing customers by selling additional licenses or unlimited use application-specific licenses, helping our customers extend the use of our software to new projects, and by promoting unlimited use, enterprise-wide licenses.

Products

We offer software for BRMS, optimization and visualization. Our software is designed to be flexible and can be deployed on a wide range of hardware and software platforms. We have also developed several industry-specific applications for use in the semiconductor chip manufacturing, transportation and process manufacturing sectors. These products are capable of being incorporated into a customer’s existing business operation following a limited development/custom implementation cycle.

Our high-performance software products are sold in object code form delivered on CD-ROM or over the internet. Our software is sold to C, C++, C# or Java developers within information technology departments of end-user enterprises or to system integrators, value added resellers, referred to herein as VARs, ISVs, and original equipment manufacturers, referred to herein as OEMs. Our software facilitates rapid development and deployment of complex applications by providing pre-written portions of the software in order to reduce the time, cost and risk associated with the application development cycle. Our software can be purchased for integration into new or existing applications individually or in combination with other software, and runs on the most popular Windows and UNIX platforms as well as on some main frame architectures and can be used to facilitate client-side, server-side, Web or service-oriented architecture development efforts.

2006/2007 Form 20-F | ILOG | 25

Back to Contents

Our license and maintenance revenues can be analyzed by product line as follows:

	Year Ended June 30, 2007			Year Ended June 30, 2006			2007 Increase (decrease) over 2006
(in thousands)	Licenses	Maintenance	Total	Licenses	Maintenance	Total	Licenses	Maintenance	Total
Revenues:
Business Rules	$38,346	$17,929	$56,275	$29,553	14,141	$43,694	30%	27%	29%
Optimization	22,096	17,322	39,418	24,242	15,485	39,727	(9%)	12%	(1%)
Visualization	14,528	9,184	23,712	12,581	8,489	21,070	15%	8%	13%
TOTAL	$74,970	$44,435	$119,405	$66,376	38,115	$104,491	13%	17%	14%

Business Rule Management Systems

Our BRMS products allow policy managers to write their business rules in a familiar business language and manage them in a central repository. Business people have control over exactly how their business rules are being executed, and the system is designed to facilitate change when business rules change. ILOG’s enterprise-class BRMSs cater to developers by enabling them to develop flexible applications based on best practices in application development, and also to policy managers by empowering them to manage their policy implementations as business needs change.

We currently have the following BRMS products:

•

ILOG JRules is the foundation of ILOG’s enterprise-level BRMS for Java. It has four main components: Rule Team Server allows policy managers to create, edit, store and maintain business rules; Rule Studio for developers provides integration with the Eclipse environment for application development; a high-performance Rule Execution Server for transforming the rules into actions; and a Rule Scenario Manager that enables business policy managers to perform what-if analyses;

•

ILOG Rules is the C++ version of ILOG JRules;

•

ILOG Rule for.NET is ILOG’s BRMS offering for the Microsoft.NET platform. It contains most of ILOG JRules components and integrates into the Microsoft Office suite allowing business users to edit business rules in this environment.

Optimization Products

ILOG’s optimization software is widely used to build and maintain custom software applications that help companies make better decisions in planning, scheduling, investments, pricing, procurement and other core business processes. SAP, Oracle, i2, IBM, Manhattan Associates, Sabre and Siemens embed ILOG optimization engines in some of their application products. Planning and scheduling flexibility is a core requirement in manufacturing, transportation and investment management and is increasingly important in the services, utility, energy, mining, and retail sectors. ILOG’s optimization products are also used in the research and teaching programs at over 500 universities worldwide.

Optimization-based decision support applications built with ILOG’s Optimisation Decision Management System, or ODMS, make optimization applications easier to use and allow the developer or business user to preview the results before going live. With scenario creation and comparison features, ILOG ODM-based applications help business users understand trade-offs and choices without requiring any training in advanced mathematics. The products in ILOG’s ODMS product suite are:

•

ILOG CPLEX is a math programming engine, able to optimally solve linear programs and mixed-integer programs;

•

ILOG CP (Constraint Programming) is a set of constraint programming engines, able to find feasible solutions to routing and scheduling problems that cannot be solved by math programming. It is made up of ILOG Solver, ILOG Scheduler, and ILOG Dispatcher;

2006/2007 Form 20-F | ILOG | 26

Back to Contents

•

ILOG OPL-CPLEX Development System is a full featured, specialized Integrated Development Environment, or IDE, for building, testing, debugging, tuning, and deploying optimization models;

•

ILOG Optimisation Decision Management System is a specialized application development tool that assists in the development of optimization models, and generates interactive decision support applications based on the structure of one or more optimization models. It focuses on rapid scenario creation and scenario comparison.

Based on the importance of planning and scheduling in manufacturing and transportation and the gaps that exist in certain detailed scheduling areas, ILOG offers different software application products, based on all our technologies, including in particular our optimization technology. These applications were not significant to our revenues in fiscal year 2007 and prior, which revenue was classified under the optimization product line:

•

LogicTools was acquired in April 2007 and markets integrated planning suite solutions that span multiple areas of supply chain optimization, specifically network design and planning, multi-echelon inventory optimization, and production sourcing and asset planning;

•

ILOG Fab PowerOps is an application designed to improve scheduling for wafer processing in semiconductor manufacturing operations;

•

ILOG Plant PowerOps is an application designed to assist the planning and scheduling of standard discrete and process manufacturing production processes.

•

ILOG Transport PowerOps is an application designed to assist route planning and scheduling for the trucking industry. This product was recently discontinued due to lack of market interest.

Visualization Products

Our data visualization software provides visually-rich graphical user interfaces. Today, we sell the following products:

ILOG JViews is a set of portable software components based on the Java technology that enable customers to have quick and easy visual user interfaces for different domains and different platforms. In particular, JViews offers 2D and 3D geographical services, schematic and monitoring interfaces, visual dashboards, automatic layout of graphs, professional charts, Gantt displays and network visualization. Development teams are able to leverage the power of JViews to build many different types of applications, such as business process modelers, data analysis tools, business activity monitoring consoles, logistics and scheduling displays, network supervision tools, tactical displays for the defense industry, and many more. The resulting applications can be run on desktop computers or they can be deployed on the Internet as Web interfaces. Each component of this product line can be purchased separately.

ILOG Views is a development environment for the creation of portable user interfaces based on the C++ technology. It offers a robust foundation for building a wide range of 2D interactive displays, such as command and control interfaces, mapping applications, charts and Gantt displays, modeling and graphing tools. ILOG Views also contains specialized components to connect graphical displays to various local or remote data sources of the enterprise, such as databases or XML. The resulting applications can be deployed on many different platforms, such as Windows, Unix or Linux.

ILOG Gantt for.NET is a major evolution of the Gantt chart modules, already available in the Java and C++ product lines. This product allows developers who have selected the. NET technology from Microsoft to quickly build planning, scheduling and project management front-ends. ILOG Gantt for.NET comes with standard visual representations of resources, tasks, calendars, load charts and scheduling constraints, but also offers ready-to-use algorithms to automatically optimize a schedule, according to the multiple constraints specified by the user. Applications can be deployed on Windows desktops or as Web interfaces.

ILOG Diagrammer for.NET is a comprehensive set of tools, components and libraries for creating graphical editing, visualization, supervision and monitoring tools for Microsoft’s.NET platform. Available diagrams can be used to easily create displays used to show the relationships between objects, and dashboards used to display and monitor business or industrial systems. ILOG Diagrammer for.NET is ideally suited to represent these displays, which include networks, processes, flows, organization charts, and Unified Modeling Language (UML) diagrams, as well as supervisory control and data acquisition (SCADA), process control, and executive cockpit dashboard displays.

2006/2007 Form 20-F | ILOG | 27

Back to Contents

Applications

ILOG software is used in a wide range of applications in the manufacturing, financial services, transportation, communications, public and defense and aerospace sectors, as well as across industry solutions. Below is a summary of the types of applications developed by customers using our products by industry sectors.

In the manufacturing sector all three product lines have applications in the supervision and data visualization, resource optimization and production planning, such as supply chain logistics and warehouse management.

In the communications sector, ILOG software is used for network management and planning, such as economic analyses, ground and space equipment scheduling, satellite mission planning, or network visualization and modeling.

In the financial services sectors, ILOG products are embedded in asset management, insurance and accounting applications.

Defense and aerospace is an important customer for visualization products in order to perform Command, Control, Communications and Intelligence (C3I) systems.

The public sector uses ILOG technologies in the following areas: health and human services eligibility screening systems, tax and revenue management, information technology consolidation and shared services.

In the transportation sector, ILOG enables resource optimization supervision and data visualization.

Maintenance

Customer support is provided globally from our primary customer support centers in Gentilly (France), Sunnyvale (California), Japan and Singapore. All of our maintenance subscribers receive access to our online support center, a designated telephone support center, as well as to new releases and enhancements of the products they licensed. The strategy is to support licenses sold by ILOG in order to help our customers utilize our product to the fullest extent possible and accelerate the adoption of our technology.

We have four different levels of customer support offerings. Our standard maintenance offering allows customers to call us with general usage questions or to report problems during the regular office hours of the customer support center to which they have been assigned. For after hours support, we have a 24 hour, five days per week – “follow the sun” – offering, which allows customers to call any one of our support centers around the world during that support center’s regular hours of operation. We also have a 24/7 offering, which allows subscribers to call a member of our customer support staff anytime of the day or night to report problems that are having a critical impact on the customer’s ability to do business. Lastly, we have a VIP option which provides a commitment from ILOG to resolve a problem or provide a workaround for critical errors before the end of the next business day following receipt of the problem. Generally, our customers subscribe on a yearly basis to one or more of these maintenance offerings.

Professional Services

We provide professional services to assist customers in the design, development and deployment of their applications when using our software components and products.

Professional Services

Our professional services provide expertise in the design, development and deployment of business applications based on our BRMS, optimization and visualization products. This expertise leverages our experience building vertical applications in areas, including telecommunications, supply chain management, manufacturing, financial services, commercial and residential lending, transportation, defense and government. Most of our engagements are delivered on a time and materials basis. Our fees for this type of engagement are based primarily on the seniority of the consultant(s) staffing the engagement and the duration of the engagement. We sometimes discount our fees for longer engagements, or where the customer has a series of successive engagements. Customer demand for fixed price and/or turnkey professional services engagements is increasing and we are accepting more professional services work on a fixed price basis. Typically, we perform the work for fixed price professional services at our expense, and our payment for the work performed is contingent on the customer’s acceptance of the work product that we deliver at certain intervals, called milestones, or at the end of the engagement. If the customer does not accept all or part of the work product that we deliver, we may not receive some or all of the anticipated revenues to offset the costs incurred in performing the engagement, which could have an adverse impact on our revenues, net profit and financial condition.

2006/2007 Form 20-F | ILOG | 28

Back to Contents

These fixed price engagements are usually entered into with one of our System Integrator partners responsible for development of the finished application. We also sometimes act as a subcontractor for a prime contractor who is responsible for a bigger, more comprehensive development project. Since no two professional services projects are the same, there is an inherent risk associated with fixed price engagements. We have to estimate the amount of time a given project will require at the outset of the project before we have an opportunity to fully assess all of the potential pitfalls or challenges presented by the scope of work. In addition, customer requirements frequently are modified during the development cycle as choices driven by trade-offs between the “perfect solution” and practical realities present themselves. Accordingly, since we accept some level of unquantifiable risk with these engagements we price them conservatively in an attempt to ensure that we can deliver the services promised and still achieve our projected professional services margins. On rare occasions, we have entered into projects where part of the work is performed on a time and materials basis and another part is on fixed price terms. The determination of which part of these mixed arrangements will be performed on a time and materials or fixed price basis is made on a case by case basis. Due to the complex nature of our professional services, the actual margins we earn on professional services could differ from our expectations at the outset of the engagement.

Our professional services resources are located in major countries around the world and we periodically supplement them with third-party contractors as needed. Third party contractors are more expensive than our staff consultants, and therefore the margins for professional services work is decreased for those engagements in which we are required to use outside contractors. See “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results – We have attempted to increase our professional services revenue, which required us to hire more consultants and increased our overhead that may not be offset by actual professional service revenues, particularly during slow periods, which are unpredictable. In addition, our professional services engagements require specific technical skills and are unpredictable and fluctuate, which could result in lost revenues and lower than expected margins.” and “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results – We have undertaken to perform more professional services work on a contingent fixed price basis, which presents the risk that the work product may not be accepted when finally delivered and therefore we may not be paid for our time, or the cost of the engagement may be more than we receive in revenues.”

Customer Education and Training

We offer training programs so that our customers can gain expertise using our BRMS, optimization, and visualization products. Regular classes are held in our offices worldwide, and we also provide training at customer sites upon request.

Sales and Marketing

We market and sell our products and services worldwide through our direct sales organization and indirectly through VARs, systems integrators, ISVs, OEMs, and distributors. Our field sales organization is divided into geographic regions based in the Americas, Asia-Pacific and Europe. We have field account managers, who manage the customer relationship, and field technical engineers, who manage the technical requirements, perform demonstrations and/or develop proof-of-concept projects for our customers. We also have a telesales organization, known as ILOG Direct which sells primarily our JViews and CPLEX products, and which also handles our academic sales. ILOG Direct focuses on higher volume product sales, while the field sales team focuses on growing and fulfilling large and complex business opportunities, and professional services projects. We also have an alliance organization in charge of recruiting and managing our partner relationships.

2006/2007 Form 20-F | ILOG | 29

Back to Contents

Our sales cycle is approximately three to six months, but varies substantially from customer to customer. It can be longer if the process involves a request for proposal, or RFP, or if the customer wants to conduct an extensive evaluation of our software prior to making a purchase. See “Item 3.D - Risk Factors – 1. Risks concerning our ability to achieve financial results – The extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter could result in substantial fluctuations in operating results and may prevent accurate forecasting of our financial results and cause our share price to decline.”

To support our sales efforts, we conduct marketing programs, including advertising, direct mail, public relations, web-based and in-person seminars, participate in trade show exhibitions and engage in ongoing customer communications activities and events.

Research and Product Development

Our continued success depends on our ability to continue innovating in our areas of expertise and to anticipate and incorporate new features and functions into our products that may become critical in the future. As a result, we have committed, and expect to continue to commit, substantial resources to our research and development efforts. In fiscal year 2007, we spent $35.0 million, net of government funding, on research and development, representing approximately 22% of sales, as compared with $28.9 million and $27.2 million in fiscal year 2006 and fiscal year 2005, respectively. Our developers also work closely with customers to gain insights into usability and they actively engage with the scientific and academic communities to ensure our products stay on the cutting edge of their respective disciplines. To date, we have primarily relied on in-house development for our products, performed in our research and development centers in Gentilly and Sophia Antipolis, France, Sunnyvale, California, Eugene, Oregon, and Incline Village, Nevada, but all of our products contain open source code for which we do not have to pay a licensing fee and we have licensed some technology from third parties, especially for our ILOG Fab PowerOps product.

Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company’s products has been of relatively short duration, development costs qualifying for capitalization were insignificant during the years ended June 30, 2007, 2006 and 2005, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

Customers

In fiscal year 2007, we sold our products and services to over 2,000 customers in approximately 60 countries. Our customers represent software vendors, governmental and educational institutions and major corporations operating in a wide range of industries. Below is a partial list of customers, by industry segment, who have made purchases of our software and/or services over the last two years. Customers, as used here, include divisions and subsidiaries of multinational entities and conglomerates.

2006/2007 Form 20-F | ILOG | 30

Back to Contents

Manufacturing		Communications
IBM Daimler Chrysler Danone Ford Motor Company SAP Hallmark Cards	I2 Technologies Manhattan Associates Peugeot Citroën Automobiles Oracle Paypal	Alcatel DMR France Telecom Nokia Nortel	Fujitsu Network O2 Siemens Verizon Huawei Technologies
Banking and Insurance		Public Sector and Other
Produban City Group Santander Group National Australia Bank Royal Bank of Canada ISBAN Freddie Mac Allianz	Lehman Brothers MetLife Equifax Generali Visa IDG UBS	Companies House Lockheed Martin Singapore computer Systems	Reuters Limited DTC Concentra Health Network
Travel and Transportation		Defense & Aerospace
Air France Deutsche Bahn FedEx French National Railway (SNCF)	British Airways Atlas World Group Metro de Madrid Sabre	ThalesCNESAirbus IndustryBoeing	Focus systems Northrop Grumman EADS
Across Industry Solutions
Hewlett-Packard Accenture	Oracle

Proprietary Rights

We believe we own or have licensed the proprietary rights of our software products. We have attempted to protect our proprietary rights through a number of ways:

•

we require persons with access to our proprietary information to sign confidentiality agreements;

•

we restrict access to our source codes;

•

we rely on laws and regulations regarding trade secrets and copyrights to protect our software products, our documents and various written materials, however, such laws provide only limited protection; and

•

we are prepared to litigate to protect our proprietary technology, relying on copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions.

In the event of litigation or a dispute over ownership or independent development of our products, we may need to establish what source code we developed and when. Accordingly, ILOG’s source codes have been deposited in France with the national software protection agency (Agence pour la Protection des Programmes), with NCC Escrow International Limited in the U.K., and with NCC Group, Inc. and Digital Systems Innovations, Inc. (DSI), in the United States. See “Item 3.D - Risk Factors – 3. Risks associated with our proprietary technology”.

2006/2007 Form 20-F | ILOG | 31

Back to Contents

Seasonality

A significant proportion of our sales come from Europe. Similar to many countries in the software industry with significant sales outside of the United States, we generally realize lower revenues in the quarter ending September 30 than in the immediately preceding and following quarters due primarily to reduced economic activity in the summer months. See “Item 3.D. Risk Factors – 1. Risks concerning our ability to achieve financial results – Our quarterly operating results have fluctuated significantly as have the price of our Shares and ADSs and they may continue to do so in the future”.

Insurance

We currently have limited insurance against product liability risks and errors or omissions coverage, and there can be no assurance that the current levels of insurance coverage we do have are adequate or that additional insurance would be available to us in the future on commercially reasonable terms or at all. We have general liability and errors and omission insurance coverage up to a total of €15 million per year for ILOG S.A., and all of its non-U.S. wholly owned subsidiaries. For the U.S. operations, we have general liability coverage limits in the aggregate amount of $12 million per year, $11 million per occurrence, and errors and omissions limits are $5 million. We also have Directors and Officers insurance covering certain liabilities of our directors and officers as well as local property insurance coverage for each of our offices worldwide. See “Item 3.D. Risk Factors – 2. Risks that could adversely affect our business operations – Errors in our software products could result in warranty or product liability claims against us”.

C.

Organizational Structure

•

ILOG S.A. is the holding company of the Group, which is composed of the following wholly owned subsidiaries:

•

ILOG, Inc. (U.S.);

•

ILOG Ltd. (U.K.);

•

ILOG GmbH (Germany);

•

ILOG SA (Spain);

•

ILOG (Pte) Ltd (Singapore);

•

ILOG Ltd. (Japan);

•

ILOG Australia PTY LTD, created in fiscal year 2006, and

•

ILOG Software Technology (Shanghai) Co. Ltd, created in fiscal year 2006.

The ILOG organizational structure also includes the following companies partially owned by ILOG S.A. France and consolidated under the equity method of accounting.

In fiscal year 2005, ILOG acquired 12.5% of a South Korean company called RTO. The RTO investment has been accounted for under the equity method of accounting in our 2007, 2006 and 2005 financial statements.

On October 26, 2006, ILOG acquired 35% of the capital and voting rights of the Chinese company Shanghai FirstTech Co., Ltd. (FirstTech), investing 14.4 million Chinese yuan (1.8 million U.S. dollars). FirstTech, specializes in the development and marketing of software solutions for the steel industry and insurance sectors and has been ILOG’s partner in the Chinese market since 2004. FirstTech is consolidated under the equity method of accounting.

2006/2007 Form 20-F | ILOG | 32

Back to Contents

On November 20, 2006, ILOG acquired 33% of the capital and voting rights of Prima Solutions (Prima), a Paris based supplier of software platforms for the insurance sector. This investment, which amounts to 3.3 million euros (4.1 million U.S. dollars), is intended to reinforce the partnership between the two companies, and to sustain a stronger penetration of ILOG’s business rule management systems on the insurance market. This investment is consolidated under the equity method of accounting.

On April 11, 2007, upon completion of the LogicTools’ acquisition, this newly acquired company was merged with ILOG, Inc.

Our executive officers are located at the head office of our parent company in France, at our largest subsidiary, ILOG, Inc., in California, and in Shanghai, China.

D.

Property, Plant and Equipment

Our corporate headquarters are located in Gentilly, a suburb of Paris, France, in premises consisting of approximately 62,000 square feet under leases expiring from 2007 to 2013. In May, 2007, we moved our U.S. headquarters from Mountain View to Sunnyvale, California, in premises consisting of approximately 80,000 square feet under a lease expiring in 2017. We maintain a research and development facility in Sophia Antipolis, in the south of France, in premises consisting of approximately 20,000 square feet under leases expiring from 2008 to 2015. We maintain a sales office and research and development facility in Incline Village, Nevada, in premises consisting of approximately 5,000 square feet under a lease expiring in 2010. As a result of the LogicTools acquisition, we obtained a research and development facility in Eugene, Oregon with premises of approximately 4,000 square feet under a lease expiring in 2009, and main offices in Chicago of approximately 35,000 square feet under a lease expiring in 2008. In addition, we have leased sales offices in Arlington, Virginia; Farmington Hills, Michigan; and Southborough, Massachusetts, with approximately 12,000 square feet in aggregate under leases expiring from 2007 to 2011. We also maintain leased sales and customer support offices in Bracknell, near London, England; Bad Homburg, near Frankfurt, Germany; Madrid, Spain; Singapore; Shanghai and Beijing, China; and Tokyo, Japan, with approximately 41,000 square feet in the aggregate. Our minimum future commitments under these office leases as of June 30, 2007 amounted to approximately $37.9 million.

We periodically purchase and capitalize software and hardware equipment, which are used internally. In fiscal year 2007, this type of capital expenditure totaled approximately $2.7 million.

Item 4A.

Unresolved Staff Comments

Not applicable.

2006/2007 Form 20-F | ILOG | 33

Back to Contents

Item 5.

Operating and Financial Review and Prospects

The following discussion and analysis should be read together with our Consolidated Financial Statements and the Notes to those statements included elsewhere in this Annual Report on Form 20-F. The Consolidated Financial Statements included herein and the financial information discussed below have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. ILOG also publishes Consolidated Financial Statements, not included herein, prepared in accordance with IFRS for the fiscal years ending June 30, 2007, 2006 and 2005 and prepared in accordance with French GAAP for prior years, which differ in certain respects from U.S. GAAP.

This discussion contains forward-looking statements based on our current expectations, assumptions, estimates, and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described below and in Cautionary Statement Regarding Forward-Looking Statement, “Item 3. Key Information – Risk Factors”, “Item 4. Information on the Company” and elsewhere in this Annual Report on Form 20-F.

Overview

ILOG develops, markets, supports and provides professional services for software used for BRMS, optimization and visualization services. Our component software products are not industry specific and can be configured for use in a wide variety of businesses. Several recently developed optimization products are directed to the semiconductor chip manufacturing, transportation and process manufacturing industries. Our customers, or upon request from our customers, our professional services department, use our software to develop strategic business applications or to solve complex business problems. Examples include insurance underwriting and claims handling, airline crew and equipment scheduling, government security operations, telecommunications network display, financial trading, commercial and residential lending, and order processing. Because of the horizontal or “generic” nature of the functionality of our software components, additional development to fit the particular customer industry is required. Our vertical products also require customization to enable them to work with a particular customer’s operational parameters and requirements. For our customers that are trying to automate very complex problems, the additional development/customization process can prove difficult and expensive, and therefore purchasing decisions are sometimes difficult to predict and capture accurately in our forecasts.

Our revenues are generated from three different sources: software licenses, maintenance and professional services. In fiscal year 2007, we received 46% of our revenues from licenses, 28% from maintenance, and 26% from professional services.

Outlook

Our financial outlook for fiscal year 2008 is dependent on favorable economic conditions and the willingness of businesses to commit resources to implement new technologies. We believe that our BRMS strategy addresses an existing and increasing need for businesses to incorporate the ability to change business processes quickly into their organizations’ technological backbones and architectures. BRMS, as well as BPM, are key components of service-oriented architecture, hereafter referred to as SOA, strategies. SOA is a new design approach being promoted by IT research firms such as Forrester and Gartner and leading software vendors, including IBM, Microsoft and SAP.

2006/2007 Form 20-F | ILOG | 34

Back to Contents

Our products provide this capability across business sectors, leading us to believe that we are well positioned to take advantage of any improvement in the technology investment climate. In addition, we are hopeful that the offering of several industry-specific applications for use in the semiconductor chip manufacturing, transportation and process manufacturing sectors will be well received in these markets. These products are expected to be capable of being incorporated into a customer’s existing business operation following a limited development/custom implementation cycle. See “Item 3.D – Risk Factors – 1. Risks concerning our ability to achieve financial results – We have invested in certain vertical markets by developing industry specific products which may or may not yield any increase in profits, particularly due to the high cost of implementation which we provide at reduced costs as an inducement to the sale of these products” and “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results – The extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter could result in substantial fluctuations in operating results and may prevent accurate forecasting of our financial results and cause our share price to decline”.

The Company, like all global companies, faces increasing volatility in business worldwide and a number of risk factors that could impact our ability to achieve our goals in fiscal year 2008. Those risks include increased competition, the strength of the economy and the prospect of deferred purchases, changes in technology market conditions, the effectiveness of our sales and marketing activities, and currency fluctuations as well as other factors. For a more detailed description of the specific risks which we believe to be material to our business operations, see “Item 3.D Risk Factors”.

Critical Accounting Policies

Use of Estimates

The preparation of our Consolidated Financial Statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, application of our revenue recognition policy, accounting for income taxes, allowance for doubtful accounts receivable, accounting for business combinations, and impairment of goodwill and long-lived assets. Actual results could differ materially from these estimates.

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

Our software arrangements often include consulting and training services. Professional services revenues from these arrangements are generally accounted for separately from software license revenues as the services (1) are not essential to the functionality of the software license, (2) are available from other vendors, and (3) do not include significant modification or customization of the software. Revenues from time and material professional services are recognized as the services are performed. Revenues from fixed price professional services engagements are recognized on a proportional performance basis. If there is a significant uncertainty on the project completion or receipt of payment for the professional services, revenue is deferred until the uncertainty is resolved.

2006/2007 Form 20-F | ILOG | 35

Back to Contents

When professional services are considered essential to a software deliverable or the arrangement involves significant customization or modification of software, both the license and professional service revenue under the arrangement are recognized under the percentage of completion method of contract accounting.

Training revenue is recognized at the time service is performed.

Revenue from software maintenance agreements is recognized ratably over the arrangement period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues.

In bundled software arrangements that include rights to multiple software products and/or services, the Company recognizes revenues using the residual method as prescribed by the Statement of Position 98-9 “Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions”. Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance contracts is based on renewal rates as determined by the prices paid by the Company’s customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and consulting services is based upon daily rates as determined by the prices paid by the Company’s customers when these services are sold separately.

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

The Company is subject to income taxes in France, the United States, and in some other foreign jurisdictions. Estimates largely contribute to the calculation of the provisions for income taxes. The effective tax rates on future income might be affected by changes in local tax regulations, the Company’s ability to generate taxable profit in foreign jurisdictions in order to use the operating loss carry forwards, and by the assessment of the realization of its deferred tax assets.

A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be used. In evaluating the Company’s ability to realize its deferred tax assets, the Company considers all available positive and negative evidences, including its past operating results and its forecast of future taxable income in each of the tax jurisdiction where the Company operates. In determining future taxable income, the Company makes assumptions to forecast U.S. federal and state, and non-U.S. operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies. These assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with the forecasts used to manage the Company’s business. The Company currently intends to maintain the remaining valuation allowance until sufficient further positive evidence exists to support further reversals of the valuation allowance. The Company’s income tax expense recorded in the future will be reduced to the extent of offsetting reversals in its valuation allowance.

2006/2007 Form 20-F | ILOG | 36

Back to Contents

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is recorded as part of general and administrative expenses. These allowances, which are netted against accounts receivable on the consolidated balance sheets, totaled $1.1 million and $0.5 million as of June 30, 2007 and June 30, 2006, respectively. The increase between June 30, 2007 and June 30, 2006 is explained by an additional allowance recorded for $0.6 million following the American Home Mortgage bankruptcy in August 2007. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other known factors. Our actual results could differ from these estimates.

Business Combinations

In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the acquired companies’ management and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from license sales, maintenance agreements, professional services contracts, customer contracts and acquired developed technologies and patents. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Any excess of purchase price over the fair-value of identifiable net asset of businesses acquired is recorded as goodwill.

Impairment of Goodwill

Goodwill is not amortized but instead tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that its carrying value may not be recoverable in accordance with FASB Statement No. 142 Goodwill and Other Intangible Assets.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. Our goodwill is the result of the acquisitions of JLoox and LogicTools, and represents the expected synergies between these businesses and our unique reporting unit “software components”. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. Our annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal year 2007, did not result in an impairment charge. See Note 8 to financial statements.

For additional information regarding our significant accounting policies, see Note 1 to Consolidated Financial Statements.

Impairment of Long-lived Assets

The Company reviews the carrying value of its long-lived assets, including property and equipment, intangible assets and equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when quoted market prices are not available for the long-lived assets.  Estimated future cash flows are based on assumptions and are subject to risks and uncertainties.

2006/2007 Form 20-F | ILOG | 37

Back to Contents

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

Constant Currency Rates

In certain instances we compare revenues and expenses from one period to another period in this Annual Report on Form 20-F using constant currency rates. To present that information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for fiscal year 2007. For example, if a French entity reporting in euros sold one million euros of products in each of fiscal year 2007 and fiscal year 2006, our financial statements would report $1.31 million of revenues in fiscal year 2007 (using 1 euro = $1.31 which was the average exchange rate in fiscal year 2007) and $1.22 million in revenues in fiscal year 2006 (using 1 euro = $1.22 which was the average exchange rate in fiscal year 2006). The constant currency presentation would translate the fiscal year 2007 results using the fiscal year 2006 exchange rates and indicate that underlying revenues were flat and not increasing by $0.09 million as would be reported in the financial statements under U.S. GAAP. We present this constant currency information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under U.S. GAAP.

We use figures prepared on a constant currency basis both for our internal analysis and for our external communications, as we believe they provide suitable means by which to analyze and explain variations from one period to another. However, these figures provided on a constant currency basis are unaudited and are not measurements of performance under U.S. GAAP.

2006/2007 Form 20-F | ILOG | 38

Back to Contents

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2007 and 2006, using the fiscal year 2006 exchange rates:

	Year ended June 30				2007/2006
	2007			2006	Increase/(Decrease)
(in thousands)	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
Revenues:
North America	$76,437	-	76,437	$66,969	14%	14%
Europe	68,651	(5,061)	63,590	53,452	28%	19%
Asia Pacific	16,371	(347)	16,024	13,138	25%	22%
TOTAL REVENUES	161,459	(5,408)	156,051	133,559	21%	17%
Cost of revenues and operating expenses	158,718	(6,683)	152,035	128,925	23%	18%
INCOME FROM OPERATIONS	$2,741	1,275	4,016	$4,634	(41%)	(13%)

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2006 and 2005:

	Year ended June 30				2006/2005
	2006			2005	Increase/(Decrease)
(in thousands)	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
Revenues:
North America	$66,969	-	66,969	$62,312	7%	7%
Europe	53,452	2,842	56,294	50,958	5%	10%
Asia Pacific	13,138	264	13,402	12,033	9%	11%
TOTAL REVENUES	133,559	3,106	136,665	125,303	7%	9%
Cost of revenues and operating expenses	128,925	3,811	132,736	118,832	8%	12%
INCOME FROM OPERATIONS	$4,634	(705)	3,929	$6,471	(28%)	(39%)

2006/2007 Form 20-F | ILOG | 39

Back to Contents

A.

Operating Results

Revenues

Our total revenues increased to $161.5 million in fiscal year 2007, up from $133.6 million in fiscal year 2006 and $125.3 million in fiscal year 2005, representing increases of 21% and 7%, respectively, year over year. The increase of the revenues in 2007 compared to 2006 was from all geographies and was more significant than in 2006 compared to 2005 thanks to license revenue growth. Revenue growth in fiscal year 2007 was driven by increases in license revenues of 13%, in maintenance of 17%, and in professional services revenues of 45%. Revenue growth was driven in fiscal year 2006 by the increase in maintenance and professional services revenues while license fee revenues decreased by 2%.

Revenues by geography

Our North American revenues increased to $76.4 million in fiscal year 2007 from $67.0 million in fiscal year 2006, and $62.3 million in fiscal year 2005, representing 47%, 50% and 50% of total revenues respectively. The 14% growth of our North American revenues in fiscal year 2007 over fiscal year 2006 was primarily driven by increasing demand for our BRMS product line particularly in the financial services and insurance industries, positively impacting our license and maintenance revenues and more significantly our professional services revenue by the promotion of more services to help customers develop applications with ILOG’s BRMS.

Our European revenues increased to $68.7 million in fiscal year 2007, up from $53.5 million in fiscal year 2006 and $51.0 million in fiscal year 2005, representing 43%, 40% and 40% of total revenues, respectively. Our European revenues increased by 28% in fiscal year 2007 over fiscal year 2006. Expressed at fiscal year 2006 constant currency rates, European revenues increased by 19%. The growth in European revenues was primarily due to increasing demand for our BRMS and to a lower extent our visualization product lines in the region especially in the manufacturing and insurance sectors. A significant increase in our professional services activity had a positive impact on European revenue growth, with the promotion of more services to help customers develop applications with ILOG’s BRMS.

Our Asia-Pacific revenues increased to $16.4 million in fiscal year 2007, up from $13.1 million in fiscal year 2006 and $12.0 million in fiscal year 2005, representing 10% of total revenues for each of the three fiscal years. The 25% increase in Asian revenues in fiscal year 2007 over fiscal year 2006 was primarily due to the continuing and increasing adoption of our BRMS products in this region. A significant increase in our professional services activity also had a positive and increasing impact on Asian revenue growth led by the increasing demand for our BRMS products.

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

2006/2007 Form 20-F | ILOG | 40

Back to Contents

In fiscal years 2007, 2006 and 2005, SAP A.G., our largest customer, accounted for 3%, 3% and 4% respectively of our total revenues. In fiscal year 2007, 2006 and 2005 the next four largest customers accounted for approximately 5%, 6% and 6% respectively of our total revenues, and the next five largest accounted for approximately 5%, 5% and 5% respectively of our total revenues. Revenues from a single customer in a particular quarter can materially affect our revenues and operating results for such period. See “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results – Our quarterly operating results have fluctuated significantly as have the price of our Shares and ADSs and they may continue to do so in the future.” and “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results – The customization required by our products require customization contributes to the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter could result in substantial fluctuations in operating results and may prevent accurate forecasting of our financial results and cause our Share price to decline”.

Gross Profit

The following table sets forth our revenues, cost of revenues and gross profit by revenue type for the periods indicated:

	Year Ended June 30,
(in thousands)	2007	2006	2005
Revenues:
License fees	$74,970	$66,376	$67,707
Maintenance	44,435	38,115	34,158
Professional services	42,054	29,068	23,438
TOTAL REVENUES	$161,459	$133,559	$125,303
Cost of revenues:
License fees.	$(1,489)	$(1,014)	$(1,031)
Maintenance	(5,024)	(4,303)	(3,870)
Professional services	(32,835)	(23,055)	(19,782)
TOTAL COST OF REVENUES	$(39,348)	$(28,372)	$(24,683)
Gross profit in percentage:
License fees	98%	98%	98%
Maintenance	89%	89%	89%
Professional services	22%	21%	16%
GROSS PROFIT	76%	79%	80%

License Fees. Our revenues from license fees increased to $75.0 million in fiscal year 2007, as compared to $66.4 million in fiscal year 2006 and $67.7 million in fiscal year 2005, representing an increase of 13% and a decrease of 2% respectively. The increase in fiscal year 2007 is mainly explained by the significant 30% growth of our BRMS product line positively impacting all geographies and illustrating the increasing adoption of BRMS across industries. The 15% growth of our visualization product line benefited from promotion efforts in all geographies made after the decrease of revenues experienced in fiscal year 2006. The optimization product line decreased 9% because of the 14% decrease experienced in North America. The optimization business was particularly low in this region due to weak royalty flows coming from the Supply Chain sector and some non-recurring significant deals that we signed in fiscal year 2006. In fiscal year 2006, the 2% decrease of our license revenues was primarily due to a 27% decrease in visualization product revenues, offset in part by a 16% increase in optimization product revenue. BRMS revenues also declined slightly during fiscal year 2006. Since April 2007, we record the revenue of our newly acquired LogicTools business as optimization revenues, which impacted our North America license revenues by $0.8 million in the 2007 fiscal year.

2006/2007 Form 20-F | ILOG | 41

Back to Contents

The license revenue mix between our BRMS, optimization and visualization product lines was 51%, 30% and 19% respectively in fiscal year 2007, compared to 45%, 36% and 19%, respectively, in the 2006 fiscal year, and to 44%, 31% and 25%, respectively, in the 2005 fiscal year.

Our gross profit for license fees has remained at 98% since fiscal year 2005. Our cost of license fees, consisting primarily of royalties to third parties, documentation, packaging and freight expenses, amounted to $1.5 million in fiscal year 2007, and $1.0 million in fiscal year 2006 and 2005 and represented 2% of revenues from license fees for each of the past three years. In the event we significantly increase the incorporation of third-party technology in our products, the increased payment of royalties may have the effect of lowering gross profit and gross profit margins.

Maintenance. Maintenance services are typically available at an annual fee of 18% of the software fees paid. Payments related to maintenance contracts are generally received in advance with revenues deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Our revenues from maintenance increased to $44.4 million in fiscal year 2007 from $38.1 million in fiscal year 2006 and from $34.2 million in fiscal year 2005. This represented increases of 17% and 12% over the respective prior years. Our maintenance revenue growth since 2005 was the result of our growing installed base of ILOG licensees, the strengthening of the euro and our improvement of the maintenance renewal process. Maintenance revenues for the years ended June 30, 2007, 2006 and 2005 constituted 28%, 28% and 27% of total revenues, respectively. Our maintenance gross profit was 89% in fiscal years 2007, 2006 and 2005, reflecting the cost of maintenance growing at the same rate as the revenues as we increased the size of the customer support department to serve a significant increase in our installed base of licensees.

Professional Services. Our revenues from professional services consist of consulting and training. Professional services are billed on either a time and material basis or a fixed price basis. Our revenues from professional services increased to $42.1 million in fiscal year 2007, compared to $29.1 million in fiscal year 2006, up from $23.4 million in fiscal year 2005. This represented increases of 45% and 24% over the respective prior years. Our professional services revenue growth in fiscal year 2007 was primarily the result of past investments across geographies in order to serve customers embedding our BRMS products within their applications, especially in Europe and the Asia-Pacific region. LogicTools accounted for $0.7 million of professional services revenues in the last quarter of fiscal year 2007. Professional services revenues for the years ended June 30, 2007, 2006 and 2005 constituted 26%, 22% and 19% of total revenues, respectively. Our cost of professional services, consisting primarily of employee-related expenses, increased to $32.8 million in fiscal year 2007, up from $23.1 million in fiscal year 2006, and $19.8 million in fiscal year 2005, reflecting the increase in resources needed to support the increased professional services activity. The need for professional services by our customers to facilitate their adoption of our products and our ability to satisfy the demand for such services frequently has a direct impact on our ability to generate license fees. Our professional services gross profit increased to 22% in fiscal year 2007, up from 21% in fiscal year 2006 and 16% in fiscal year 2005 primarily as a result of an improved utilization of the consultants and a good control over the pricing of our engagements.

Operating Expenses

Marketing and Selling. Our marketing and selling expenses consist primarily of salaries and other payroll related expenses, incentive compensation, promotional marketing activities, customer pre-sales, technical support and overhead costs relating to occupancy. Our marketing and selling expenses increased to $64.1 million in fiscal year 2007 from $56.4 million in fiscal year 2006 and from $53.4 million in fiscal year 2005, representing 40%, 42% and 43% of total revenues, respectively. The decrease of our marketing and selling expenses as a percentage of total revenues in fiscal year 2007 and 2006 over respective previous fiscal years was primarily due to a higher revenue achieved with lower increases and higher efficiency of our marketing and selling expenses. At June 30, 2007, 2006 and 2005 our marketing and selling headcount were 311, 277 and 256 persons, respectively.

2006/2007 Form 20-F | ILOG | 42

Back to Contents

Research and Development. Our research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union in the form of grants which reduce our cost of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken, the related expenses are incurred and the funding has been committed by the public institutions. Beginning in fiscal year 2006, research and development expenses were reduced by a research tax credit earned in France in an amount equal to $1.7 million for fiscal year 2007 and $1.7 million for fiscal year 2006. This tax credit relates to certain research costs incurred in France that give rise to a tax relief. Such credits can be applied against current income tax liabilities due in France for a period of three years, or are refunded by the tax authority three years after being filed in a tax declaration if the Company is in a tax loss situation.

The following table sets forth our research and development expenses and the amounts of government funding and research tax credit for fiscal years 2007, 2006 and 2005:

	Year Ended June 30,
(in thousands)	2007	2006	2005
Gross research and development expenses	$36,699	$31,068	$28,320
Less government funding and research tax credit	(1,675)	(2,182)	(1,096)
Research and development expenses, net of funding	$35,024	$28,886	$27,224

Our research and development expenses, net of government funding and research tax credit, increased to $35.0 million in fiscal year 2007, from $28.9 million in fiscal year 2006 and from $27.2 million in fiscal year 2005, representing 22% of total revenues over each of the past three years. LogicTools accounted for $0.3 million of R&D expenses in the 2007 fiscal year. The 21% increase in our research and development expenses in fiscal year 2007 over fiscal year 2006 was mainly attributable to the strengthening euro against the dollar as these expenses are mainly denominated in euros, headcount hired and annual salary increases and to a lesser extent the absence of projects funded by governmental institutions in fiscal year 2007. Our gross research and development expenses in fiscal year 2007 included the tax credit declared in France for research costs incurred in calendar year 2006. The 6% increase in our research and development expenses in fiscal year 2006 over fiscal year 2005 was primarily attributable to the impact of stock based compensation for our research and development staff as a result of the implementation of FAS 123, additional headcount hired and annual salary increases, partly offset by the strengthening of the U.S. dollar against the euro in the 2006 fiscal year and a $1.7 million tax credit in France for research costs incurred in calendar 2005. From June 30, 2005 to June 30, 2007 our research and development headcount increased from 175 to 214 employees. We have not capitalized any software development costs. From time to time we purchase certain products, which are licensed from third parties and are embedded in our products. In fiscal years 2007, 2006 and 2005, software licensed from third parties was not material. Research and development costs are generally expensed as incurred. See “C. Research and Development.”

2006/2007 Form 20-F | ILOG | 43

Back to Contents

General and Administrative. Our general and administrative expenses consist primarily of personnel and related overhead costs for finance, legal and general management. General and administrative expenses increased to $20.2 million in fiscal year 2007 from $15.3 million in fiscal year 2006 and from $13.6 million in fiscal year 2005, representing 13%, 11% and 11% of total revenues for fiscal years 2007, 2006 and 2005 respectively. The 32% increase in general and administrative expenses in fiscal year 2007 over fiscal year 2006 is primarily the result of recording a bad debt accrual following the American Home Mortgage bankruptcy in August 2007 for $0.6 million. Following a press release we issued on August 3, 2007 after being informed of the difficult financial situation of this customer, ILOG finally concluded that it is more likely than not that this receivable will never be paid by the customer. ILOG also experienced some non recurring expenses such as the relocation of our offices in California and in the UK to larger offices to accompany our growth. We also incurred higher audit and legal fees because of our larger operations, and the acquisition and integration of LogicTools. The euro conversion had a significant impact on our general and administrative expenses as more than half of these expenses are denominated in euros. The 13% increase in general and administrative expenses in fiscal year 2006 over fiscal year 2005 was primarily due to the expensing of warrants granted to ILOG directors in accordance with FAS 123 R, additional audit fees required by new regulations in the U.S. and in France, additional headcount hired and annual salary increases, partly offset by the strengthening of the U.S. dollar against the euro in the 2006 fiscal year. From June 30, 2005 to June 30, 2007, the number of our employees engaged in general and administrative functions increased from 86 to 118 employees.

In fiscal year 2007, we gained 43 employees from LogicTools working across all departments.

Non Operating Expenses

Financial income, net. Financial income, net, includes interest income and expenses, and foreign exchange gains or losses as a result of our hedging strategy to protect currency rate exposure on our inter-company transactions and other translation adjustments from payments of receivables denominated in foreign currencies. Interest income amounted to $2.1 million, $1.4 million and $1 million in fiscal year 2007, fiscal year 2006 and fiscal year 2005, respectively. The increase in interest income is due to the increase of available cash balances and the increase of interest rates in Europe and in the U.S.

Loss from equity investments. Our losses from equity investments amounted to $0.3 million in fiscal year 2007, and are mainly attributable to Prima Solutions as a result of lower sale activity and restructuring actions in the first part of the fiscal year.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), “Accounting for Income Taxes.”

In fiscal year 2007, the Company’s tax benefits offset its tax expenses, as compared to an income tax benefit of $0.9 million in fiscal year 2006 and an income tax expense in fiscal year 2005 of $0.7 million. Fiscal year 2006 income tax benefit includes a deferred tax benefit of $1.2 million recorded for the first time. Deferred tax benefits represent part of the tax net operating losses carried forward in the U.S. and France that the Company believes it is more likely than not to be used in the following years, and are the result of the release of our valuation allowance against our deferred tax assets. Our assessment was based on our history of profitability in the related tax jurisdictions and projections for taxable income in the coming year. The realization of these deferred tax assets is subject to the risk that these projected taxable incomes will not materialize due, for example, to adverse business conditions. This income tax benefit is recorded through a reduction of the valuation allowance, and amounted to $1.5 million as of June 30, 2007. Apart from these income tax benefits, the income tax expenses relate to countries where there are no tax losses to carry forward, and represented $0.3 million in fiscal years 2007 and 2006.

At June 30, 2007, we had net operating loss carryforwards from various tax jurisdictions of approximately $79.5 million, of which $25.6 million and $4 million were in France and the U.K., respectively, with no expiration date and $49.9 million were in the U.S. (Federal and State of California) expiring between 2006 and 2025 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period. As of June 30, 2007, a valuation allowance of $23.3 million was provided against total deferred tax assets of $27.2 million, which consists primarily of the tax benefit of net operating loss carryforwards. See Note 15 to Consolidated Financial Statements.

2006/2007 Form 20-F | ILOG | 44

Back to Contents

Stock-based Compensation Plans

The Company grants stock options to its employees and officers pursuant to shareholders’ approved stock option plans and provides employees the right to purchase shares of the Company pursuant to shareholders’ approved employee stock purchase plans. These plans are described more fully in Note 10 “Shareholders’ Equity” to the consolidated financial statements and Item 6. “Directors, Seniors Management and Employees”. The Company also grants warrants to purchase shares of the Company to its non employee directors. On July 1, 2005, the Company adopted the provisions of FAS 123 R “Share-based Payment” (“FAS 123 R”) which requires recognition of stock-based compensation expense for all share-based payment awards based on fair value. Prior to July 1, 2005, the Company followed the Accounting Principles Board Opinion No. 25, “accounting for Stock Issued to Employees” (“APB 25”), and related interpretations for the Accounting of stock-based compensation, as permitted by FAS 123, “Accounting for Stock Based Compensation” (“FAS 123”), and provided pro forma disclosure amounts in accordance with FAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” (“FAS 148”), as if the fair value method defined by FAS 123 had been applied to its stock-based compensation. In March 2005, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to FAS 123 R. The Company applied the provisions of SAB 107 in its adoption of FAS 123 R.

The Company elected to use the modified prospective transition method for adopting FAS 123 R and has not restated results for prior periods. Under this transition method, stock-based compensation expense recognized in the year ended June 30, 2007 includes compensation expense for all share-based compensation granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair values estimated in accordance with the original provisions of FAS 123 and determined using the Black-Scholes valuation model and compensation expense, and for all share-based payments granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS 123 R and determined using the binomial-lattice valuation model. The Company’s stock options are subject to graded vesting on service conditions. Through the end of June 2005, the Company presented stock-based compensation costs, in the pro forma presentation in the consolidated financial statements, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award. Subsequent to the adoption of FAS 123 R, awards granted before July 1, 2005 and not vested as of that date continue to be expensed, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period and awards granted after July 1, 2005 are expensed, net of an estimated forfeiture rate, under the accelerated recognition method specified in FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan” (“FIN 28”) over the requisite service period of the award.

As a result of adopting FAS 123 R on July 1, 2005, the Company’s income before taxes and net income for the year ended June 30, 2007 and 2006 were $2.8 million and $2.5 million respectively lower than if it had continued to account for share-based compensation under APB 25.

2006/2007 Form 20-F | ILOG | 45

Back to Contents

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation for the years ended June 30, 2005 and 2004 compared to the information reported for the year ended June 30, 2006.

	Year Ended June 30,
(in thousands except per share data)	2007	2006	2005
Net income, as reported for prior periods(1)	N/A	N/A	$6,727
Total stock-based employee compensation expense determined under fair value based method, net of related tax effects(2)	N/A	N/A	(5,860)
Net income, including the effect of stock-based compensation expense - pro forma in 2005	$4,863	$6,617	$867
Earnings (losses) per share:
Basic, as reported for prior period(1)	N/A	N/A	$0.38
Basic, including the effect of stock-based compensation - pro forma in 2005	$0.27	$0.37	$0.05
Diluted, as reported for prior period(1)	N/A	N/A	$0.36
Diluted, including the effect of stock-based compensation - pro forma in 2005	$0.26	$0.35	$0.05

(1)

Reported net income and net income per share in 2005 did not include stock-based compensation expense under FAS 123 because the Company did not adopt the recognition provisions of FAS 123.

(2)

Stock-based compensation expense in 2005 was calculated based on the pro forma application of FAS 123.

Through the end of June 2005, the fair value of stock options, stock purchase awards and warrants was estimated using a Black-Scholes model. On July 1, 2005, the Company elected to use a binomial-lattice model to value its stock options and warrants granted after that date. The binomial model is generally considered as providing a better estimate of the fair value of the options granted than the Black-Scholes model. The use of a binomial-lattice model requires the use of employee exercise behavioral data and the use of assumptions, including expected volatility, risk-free interest rate, turnover rates and dividends.

As of June 30, 2007, total compensation cost related to unvested award of stock options and free shares not yet recognized was $4.4 million and was expected to be recognized over a weighted-average period of 1.6 years.

Currency Fluctuations

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, our financial reporting currency for the financial statements included in this annual report. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Approximately 33% of our sales revenues and 51% of our expenses in fiscal year 2007 were denominated in euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms assuming no change in revenue and cost structure.

2006/2007 Form 20-F | ILOG | 46

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

Under our accounting policy for foreign currency translation, our results and the results of each of our subsidiaries are measured in the currency in which the entity primarily conducts its business (the functional currency). The functional currencies of ILOG and our subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at the respective monthly average exchange rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income (loss). We experienced a net foreign currency transaction exchange gain of $0.3 million for fiscal year 2007, compared to a net loss for fiscal year 2006 of $0.3 million and $0.1 million for fiscal year 2005. These amounts represent both realized and unrealized gains or losses from transactions or balance sheet items. See Notes 1 and 4 to the Consolidated Financial Statements. See “Item 3.D. – Risk Factors – 2. Risks that could adversely affect our business operations – Currency fluctuations could result in lower profitability for us in dollar terms and the reporting of exchange losses”.

B.

Liquidity and Capital Resources

Over the last three years, we have financed our operations and investments in property and capital equipment through cash from operations and the issuance of equity securities to employees under our stock option and stock purchase plans.

As of June 30, 2007, we had cash, cash equivalents and short-term investments of $54.7 million, including $8.6 million of short-term investments. As of June 30, 2006, we had cash, cash equivalents and short-term investments of $69.2 million, including $7.8 million of short-term investments. As of June 30, 2007 and 2006, our net working capital was $48.1 and $59.5 million, respectively.

The $14.5 million net cash decrease, from $69.2 held on June 30, 2006 is mainly due to an all cash payment of $15.5 million in April 2007 for LogicTools. Over the 2007 fiscal year, operations generated cash in the amount of $8.5 million as a result of net income for the year, as adjusted for significant non-cash items such as depreciation, stock-based compensation, deferred taxes and deferred revenues. Cash was also increased by the exercise of stock options and warrants in the amount of $3.9 million and the $2.8 million impact of the weak dollar on our euro-denominated cash balances. Investment and lease payment activities other than LogicTools used $13.7 million in cash, attributable in part to the purchase of a 33% ownership stake in Prima Solutions, a Paris-based provider of insurance software platforms, and a 35% ownership interest in a Chinese partner, FirstTech, and tangible asset acquisitions. ILOG also purchased treasury stocks for $1.6 million.

2006/2007 Form 20-F | ILOG | 47

Back to Contents

Our operating activities provided cash flows of $8.5 million, $9.4 million and $13.1 million in fiscal years 2007, 2006 and 2005, respectively. Cash flows from operating activities were lower in fiscal year 2007 compared to fiscal year 2006 and 2005 due to ongoing additional working capital required by the growth of the revenues, and the bad debt recorded for American Home Mortgage due to their Chapter 11 bankruptcy filing. Our accounts receivable aging as of June 30, 2007 also increased to 78 days sales outstanding, compared to 75 and 63 days as of June 30, 2006 and 2005, respectively, as a result of a slightly longer terms of payment granted to our customers.

Aside from the investment in and purchase of short term investments of $0.3 million and $7.4 million in fiscal year 2007 and 2006, respectively, our investing activities have consisted primarily of expenditure on business combinations, property and equipment, intangible assets, and equity investments, which totaled $27.1, $2.5 million and $4.9 million in fiscal years 2007, 2006 and 2005, respectively. Fiscal year 2007 expenditures included the purchase of the LogicTools business for $15.5 million in cash, and our minority investments in FirstTech and Prima Solutions. Fiscal year 2006 expenditures included the acquisition of distribution rights along with a partnership with Soft Computing in the first quarter of the fiscal year for an amount of €0.5 million in cash. The fiscal year 2005 expenditures include the purchase of the JLoox assets for $1.8 million in cash, and 12.5% of the South Korean company RTO for $0.5 million in cash.

Our net financing activities provided cash in the amount of $1.9 million in fiscal year 2007, used cash in the amount of $2.3 million in fiscal year 2006, and provided cash in the amount of $2.0 million in fiscal year 2005 Out of this net amount, $3.9 million, $4.4 million, and $3.3 million were provided from the issuance of Shares under employee stock option and stock purchase plans, in fiscal years 2007, 2006 and 2005, respectively, and $0.4 million, $0.5 million and $0.6 million were used in fiscal years 2007, 2006 and 2005, respectively, to repay capitalized lease obligations. In fiscal years 2007, 2006 and 2005, $1.6 million, $6.2 million and $0.7 million, respectively, were used to purchase ILOG shares pursuant to a Share buyback program.

We believe we currently have sufficient working capital to meet our current requirements for the twelve months following the date of this Annual Report.

C.

Research and Development

We have committed, and expect to continue to commit in the future, substantial resources to research and development. During fiscal years 2007, 2006 and 2005, our net research and development expenses were $35.0, $28.9 million and $27.2 million, respectively. Our gross research and development expenses before the offset of funding provided by the European Union and agencies of the French government were $36.7, $31.1 million and $27.7 million in fiscal year 2007, fiscal year 2006 and fiscal year 2005, respectively. In addition, research and development expenses were reduced for fiscal year 2007 and 2006 by a research tax credit earned in France in the amount of $1.7 and $2.2 million respectively.

Since we were founded, we have maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, which tend to focus on math oriented code. This ILOG culture has arisen from twenty years of day-to-day development, algorithmic optimization and object oriented design. Our engineers work with customers to try to ensure that their problems are solved efficiently. Our engineers also interact closely with the scientific and academic communities, which we believe is the best way to obtain and maintain high performance algorithms.

2006/2007 Form 20-F | ILOG | 48

Back to Contents

D.

Trend Information

Our combined license and maintenance revenues of our optimization product line remained stable in fiscal year 2007 year over year as lower royalty flows and non recurring significant deals in the U.S., were partly offset by slight increase in optimization product revenues in Europe and other regions. Sales of our visualization products have increased by 13% year over year across all regions. Our BRMS products (combined license and maintenance revenues) grew by 29% in fiscal year 2007 and now comprise approximately 47% of our license and maintenance revenues. We believe our BRMS products are unique in that they create flexible software architectures by allowing portions of software code, the business rules or business logic, to be maintained by business users instead of software professionals. We believe that by implementing ILOG BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions. We are targeting to meet the demand for business rule technology as a key enabler of agility and business process automation across the enterprise. Our customers are part of a growing trend of large organizations worldwide that are looking at BRMS, as well as BPM, as key components of SOA strategies. SOA is a new design approach being promoted by IT research firms such as Forrester and Gartner, and leading software vendors, including IBM, Oracle, Microsoft and SAP.

For fiscal year 2008 our performance will be dependent on favorable economic conditions and a favorable investment climate. With a growing installed base of customers, a proven and recognized portfolio of technologies, and a leading position in the areas of software components, optimization and BRMS, we believe that we are well positioned in the software market.

E.

Off-balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2007.

2006/2007 Form 20-F | ILOG | 49

Back to Contents

F.

Contractual Obligations

The following table sets forth contracted payment obligations for the fiscal years indicated:

			June 30,
(in thousands)	See note to Consolidated Financial Statements	Total	2008	2009-2010	2011-2012	2013-2017
Contracted obligations:
Operating leases	16	$39,488	$6,301	$10,355	8,744	$14,088
Capital leases	9	226	209	17	–	–
Foreign currency forward and option contracts	4	7,124	7,124	–	–	–

As of June 30, 2007, the Company had not granted any guarantees, nor pledged any of its assets and did not have any significant purchase obligations or other long-term liabilities, except as listed above.

The Company provides retirement benefits under the French defined benefit plan which is not funded, see also Note 11. No significant payment is expected over the next five years.

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

In accordance with French law governing a société anonyme, ILOG’s affairs are managed by our Board of Directors and by our Chairman and Chief Executive Officer, who has full executive authority to manage our business. The Chairman and Chief Executive Officer, under French law, has the broadest powers to act on behalf of ILOG and to represent us in dealings with third parties, subject only to those powers expressly reserved by law and our by-laws or charter, to the Board of Directors or general shareholders meetings. The Chief Executive Officer is in charge of implementing the goals, strategies and budgets of ILOG, which are determined by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time, the Chairman and Chief Executive Officer. French law gives to the Board of Directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons (the Chairman of the Board and another natural person bearing the title of Chief Executive Officer, or “Directeur Général”).

2006/2007 Form 20-F | ILOG | 50

Back to Contents

We adopted a resolution to amend our by-laws to provide for one person to assume the position of Chairman and Chief Executive Officer at the general shareholders’ meeting held on December 18, 2001 and at its meeting held on the same day, the Board of Directors opted for this option as well (Chairman and CEO, as opposed to General Manager), and appointed Mr Pierre Haren as both Chairman and Chief Executive Officer. Our by-laws provide that the Board of Directors could not change its decision to cumulate or to split these duties in the three year period following this decision. Pursuant to French law and our by-laws, the Board of Directors can appoint up to five Directeurs Généraux Délégués (“Deputy Chief Executive Officers”), whose powers and responsibilities are determined by the Board together with the Chief Executive Officer, and who have broad powers to represent and bind us in dealings with third parties. The Directeur Général Délégué may be held individually responsible for his/her actions if they are deemed contrary to our interests. Pursuant to the French Law, if the function of Chairman and Chief Executive Officer is split between two different persons, the right to propose to the Board the appointment of one or several Deputy Chief Executive Officers belongs to the Chief Executive Officer. On January 20, 2003, the Board of Directors approved Bounthara Ing as a Directeur Général Délégué or Deputy Chief Executive Officer.

The following table sets forth the names, ages and positions of the Directors and executive officers of ILOG as of August 31, 2007:

Name	Age	Position with the Company	First Election on the Board	Expiration of Board mandate
Pierre Haren	54	Chairman and Chief Executive Officer	December 1989	2008
Bounthara Ing	44	Executive Vice President Asia Pacific and Deputy Chief Executive Officer	N/A	N/A
Jean-François Abramatic	58	Chief Product and Marketing Officer	December 1994	July 2000
Jérôme Arnaud	40	Chief Financial Officer	N/A	N/A
Eric Brisson	42	Executive Vice President Sales U.S. and Europe	N/A	N/A
Christian Deutsch	62	Chief Quality Officer	N/A	N/A
Kim Funk	50	Vice President and General Counsel	N/A	N/A
Olivier Maurel	55	Chief Information Officer	N/A	N/A
Michel Alard	53	Director	July 2000	2009
Marie-Claude Bernal	60	Director	December 2000	2008
Pascal Brandys	48	Director	September 1998	2009
Marc Fourrier	53	Director	April 1987	2007
Stéphane Lizeray	42	ILOG Software Architect, Director representing employees	November 2005	2009
Richard Liebhaber	72	Director	December 2000	2009
Todd Lowe	51	Director	August 1997	2009
Pierre-Michel Peugnet	44	Director	April 2006	2008

2006/2007 Form 20-F | ILOG | 51

Back to Contents

For the purposes of this Annual Report on Form 20-F, “executive officers” means the Chief Executive Officer, the Deputy Chief Executive Officer, the Chief Product & Marketing Officer, the Chief Financial Officer, the Chief Quality Officer, the Executive Vice President Sales U.S. and Europe, the Vice President and General Counsel and the Chief Information Officer. Where French law is applicable, the executive officers are not entitled, except for the Chief Executive Officer and the Deputy Chief Executive Officer, to represent the Company toward third party transactions. The Chief Executive Officer and the Deputy Chief Executive Officer may however delegate some of their powers to other individuals and notably to other executive officers of the Company.

Pierre Haren is one of our founders and was our Managing Director from 1987 to December 1995, when he was appointed Chairman and Chief Executive Officer of the Company. Prior to founding ILOG, Dr. Haren spent four years in charge of the SMECI Expert System Shell Project with the Institut National de Recherche en Informatique et en Automatique (“INRIA”) following a three-year term directing the research department of the French Ministry of the Sea. He is also a Director of MiddleNext (an association of mid-cap companies listed on Euronext Paris), Fondation de l’Ecole Polytechnique, Prima Solutions S.A. and he is a member of the French Académie des Technologies, a member of the International Advisors Group of the Belfer Center of the Kennedy School of Government at Harvard University and a member of the International Advisors Group of the Harris School, Public Policy, University of Chicago. Dr. Haren received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussées in 1978. He received his M.S. from Massachusetts Institute of Technology (“MIT”) in 1978 and Ph.D. from MIT in Civil Engineering in 1980.

Bounthara Ing, ILOG’s Deputy Chief Executive Officer since January 2003, was appointed Executive Vice President Asia Pacific in July 2006, and he also currently serves as a Director of Shanghai FirstTech Co., Ltd. Previously he served as our Chief Operating Officer from April 2002 to July 2006. He was our Vice President and General Manager, Industry Solutions Division from July 1999 to April 2002, and has been President of ILOG Ltd. (Japan) since September 1997, and Managing Director of ILOG (Pte.) Ltd. (Singapore) since January 1994. He joined us in 1988 as a software developer and in 1992, became the Director of Graphic Development. Previously, Mr Ing was a software engineer at Compagnie Générale d’Informatique in Paris, France, and at European Computer Research Center in Munich, Germany. Mr Ing received an Engineering degree from Ecole Centrale de Paris in 1986.

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

Jérôme Arnaud has served as ILOG’s Chief Financial Officer since January 2004. He was previously ILOG’s Group Controller since 2000. He served as Audit Manager, then Senior Manager at Price Waterhouse in Lyon, Paris and New York, NY from 1990 to 1999. He then served as Director of the Financial Reporting at Ansaldo Signal NV until joining ILOG. Mr Arnaud graduated from Ecole Supérieure de Commerce de Lille in 1990.

2006/2007 Form 20-F | ILOG | 52

Back to Contents

Eric Brisson has served as ILOG’s Executive Vice President Sales with overall responsibility for sales in the U.S. and Europe since July 2006. Previously, Mr Brisson was Vice President of European Sales from August 2003 to June 2006. Prior to that, he led ILOG’s Strategic Business Development Division, with responsibility for ILOG’s award-winning partnership program from August 2002 to August 2003. An 11-year ILOG veteran, Mr Brisson has also served as general manager of ILOG’s Communications Business Division from August 2000 to August 2002. Mr Brisson also helped develop ILOG’s professional services organization. He joined ILOG as a senior consultant in 1995. From 1991 to 1995, Mr Brisson was a research engineer for CSTB, the French government research center. Mr Brisson earned a bachelor’s degree in computer science at the University of Nice in 1988, and a master’s degree in computer science at the University of Paris in 1990.

Christian Deutsch has served as ILOG’s Chief Quality Officer since December 2003. Mr Deutsch was previously Vice President and General Manager of European sales, General Manager of the former Value Chain Management business division, Vice President of Operations, Director of strategic partnerships and Program Director for ILOG Professional Services. Prior to joining ILOG in 1998, Mr Deutsch served as co-Chief Executive Officer of OPEFORM, an IT solutions company in the transportation industry. Mr Deutsch also held the position of Chief Technology Officer at ERAAM, an IT services provider, which was later acquired by Lockheed Martin. From 1973 to 1983, Mr Deutsch held the positions of researcher and professor of mathematics at Paris University. He was also a member of several professional societies, including IALA, UNIDO and IMO. Mr Deutsch earned doctoral and master’s degrees in mathematics from the University of Paris in 1972.

Kim Funk has served as ILOG’s Vice President and General Counsel since June 2000. Ms. Funk was in-house litigation counsel for American Airlines from July 1998 to May 2000. Prior to that, she was partner with Royston, Rayzor, Vickery and Williams L.L.P. in Houston, Texas, where she worked as a business defense litigator for 11 years. Ms. Funk earned a Bachelors of Business Administration from the University of Texas in 1979. Ms. Funk then went into business in Houston, Texas, earned a Doctor of Jurisprudence, graduating with honors, from the University of Houston Law Center in 1988.

Olivier Maurel has served as ILOG’s Chief Information Officer since January 2006. He has 30 years of professional experience. He has worked for IBM from 1976 to 1979, for Thomson from 1979 to 1981, for Alsys from 1981 to 1982, for Alcatel from 1983 to 1986, for ADP-GSI from 1987 to 1995, for SAGA from 1995 to 1997, for Software AG from 1997 to 1999, and for SNCF (French Railways) from 1999 to 2006, as well as for various start-up companies. In the logistics and transportation sector (SAGA, French Railways), Mr Maurel was an early adopter of ILOG products. More recently, at the SNCF Freight division, Mr Maurel was in charge of development and operations of high performance systems for demanding IT users. Mr Maurel earned an engineering degree at ENSIMAG.

Michel Alard is Chairman of the Board of Directors of Wavecom S.A., which he co-founded in 1993. Previously, from 1988 he was a project manager at Matra Communications. Mr Alard received degrees from Ecole Polytechnique in 1976 and from the Ecole Nationale Supérieure des Télécommunications in 1978.

Marie-Claude Bernal worked from 1979 until December 2000 in Boston, MA for Wellington Management Company, where she was a senior vice president, partner and international equity portfolio manager. She is also President of the Supervisory Board of Esker S.A. and a Director of Potentia Pharmaceuticals Inc. Ms. Bernal graduated valedictorian from France’s Haut Enseignement Commercial pour les Jeunes Filles, with a major in finance and accounting in 1967 and received an M.B.A. from the University of Chicago in finance and computer science in 1971.

Pascal Brandys is the President of Biobank Technology Ventures LLC, a global life sciences investment company he co-founded in 2000. Previously Mr Brandys was the Chairman of the Board of Directors and Chief Executive Officer of Genset S.A., which he co-founded in 1989. Mr Brandys is a Director of two private companies, Ceres Inc. and Calpass Corp. Mr Brandys graduated from the Ecole Polytechnique in 1980, received an M.S. in Economic Systems from Stanford University in 1982 and an M.S. in Civil Engineering from the Ecole Nationale des Ponts et Chaussées in 1983.

2006/2007 Form 20-F | ILOG | 53

Back to Contents

Marc Fourrier has served as President of Delphis, a holding company that specializes in the creation and development of companies, since May 1989. He is also a Director of Dexem, Highdeal and Kiala. Mr Fourrier received engineering degrees from Ecole Polytechnique in 1976 and Ecole Nationale des Ponts et Chaussées in 1978, and an M.S. from MIT in 1978. Mr Fourrier’s term on the Board of Directors expires at the ordinary shareholder’s meeting scheduled to take place on November 29, 2007 and will be submitted for renewal at that time for a further three year term.

Richard Liebhaber served from 1995 to 2000 on the board of Qwest Communications and from 1985 until 1995 he served as a board member and management committee member at MCI Communications. From 1954 through 1985 Mr Liebhaber worked at IBM, where he served in a number of positions. He is also a Director of JDS Uniphase, Cogent Communications and Avici Systems. He graduated from New York University with a BSEE in 1954.

Stéphane Lizeray has served as an ILOG Director representing employees since November 2005. He was re-elected by the French employees in March 2006. He is Chairman of the Supervisory Board of the French employee investment fund ILOG Actionnariat. He joined ILOG in December 2000 as a software architect in the R&D department. Mr Lizeray earned an engineering degree from Conservatoire National des Arts et Métiers in 1999.

Todd Lowe served as our Executive Vice President until April 2002. From 1988 until 1997 he was President of CPLEX Optimization, Inc., a company acquired by ILOG in 1997. Mr Lowe is a principal and managing director in two privately held companies: LTI and LL&P. He received a Chemical Engineering degree from the University of California in 1977. He is a registered professional engineer and formerly held various management positions with Shell Oil and Chemical Company.

Pierre-Michel Peugnet was nominated by the Board of Directors as a Director in April 2006. Mr Peugnet is Vice President of the Enterprise Performance Management Business Unit for Business Objects’ Europe, Middle East, and Africa (EMEA) regions where he heads the European operations of the division that markets the Business Objects suite of financial applications. He was previously Group Vice President, Corporate Finance, and Corporate Controller for Business Objects, based in San Jose, California. In this role, he oversaw the worldwide consolidation and external reporting on both the NASDAQ and Euronext Paris stock exchanges. Prior to that, he was Chief Financial Officer of the EMEA regions for Business Objects for more than six years. Before joining Business Objects, Mr Peugnet was Senior Auditor at the Calan Ramolino auditing firm, now part of the Deloitte Touche Tohmatsu financial advisory firm. He has a Master’s Degree in Finance and Economics from Paris Dauphine University. Mr Peugnet is the Board’s financial expert.

Pursuant to French law, each of ILOG’s Directors, CEO and Deputy CEO shall not concurrently hold more than five director or executive officer mandates including the mandate of ILOG in companies having their registered office in France. However, this shall not apply to mandates in companies which are controlled (as defined in by article L. 233-16 of the French Commercial Code) by the company of which that individual is a Director.

2006/2007 Form 20-F | ILOG | 54

Back to Contents

B.

Compensation

The aggregate amount of all compensation paid, and benefits in kind granted, including salary, commissions, bonus, benefits and exclusive of capital gains, to all our executive officers as a group (eight persons) for services in all capacities for the year ended June 30, 2007, was approximately $3.3 million. This amount is inclusive of the fair value of the stock-based remunerations decided by the Board of Directors on November 29, 2006, which includes 10,000 stock options, at an exercise price of 9.59 euros and a fair value of 5.41 euros each (or a total fair value of $0.1 million), and 61,000 free shares at a fair value of 9.59 euros each (or a total fair value of $0.8 million), according to the terms of the plans described in Item 6.E. Our Chairman of the Board of Directors and his Deputy Chief Executive Officer, Dr. Haren and Mr Ing’s individual compensations in the year ended June 30, 2007, are detailed as follows:

	Fixed Salary	Other*	Incentives Elements**	Total
Pierre Haren	$ 327,500	$ 60,500	-	$ 388,000
Bounthara Ing	$ 249,000	$ 71,000	$ 125,000	$ 445,000

*

Includes insurance contributions and benefits in kind.

**

Stock-based compensation was granted in fiscal year 2007 to Mr Ing in the form of 10,000 free shares at a fair value of 9.59 euros per share, according to the terms of the free shares plan (Item 6.E). In addition, Mr Haren and Mr Ing are entitled to a bonus amounting to $262,000 and $100,000, respectively, based on a formula weighing the achievement of two objectives fixed for the year, namely operating profit greater than $10 million and revenue growth greater than 21%, for fiscal year 2007. No bonus was granted for fiscal year 2007 as actual operating profit was $2.7 million and revenue growth was 21% for the year.

Subject to shareholder approval at the next shareholder meeting to be held on November 30, 2007, Mr Ing is entitled to an additional severance package of nine months of On Target Earnings revenue on top of his legal severance package if, after an acquisition of at least 50% of the shares of ILOG, ILOG, its acquirer or the combined entity fails to provide him with a job equivalent in salary and position to his previous one. The performance criteria tied to that severance package pursuant to Articles L 225-42-1 of the French Commercial Code is that in case of an acquisition of at least 50% of the shares of ILOG, the acquisition value of the ILOG shares includes a premium of more than 20% on the average closing trading price of the ILOG shares on Eurolist by Euronext Paris over a 12-month period starting 18 months and closing six months before the public announcement of the deal.

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

2006/2007 Form 20-F | ILOG | 55

Back to Contents

The Chairman and/or Chief Executive Officer are entitled to receive remuneration in addition to the jetons de présence granted by the general shareholders’ meeting. The Board of Directors determines this additional remuneration and in this case, the Chairman and/or Chief Executive Officer can vote on a resolution concerning his or her remuneration. For fiscal year 2007 the shareholders authorized up to €300,000 ($393,000) in aggregate directors’ fees. Directors’ compensation, exclusive of capital gains for fiscal year 2007 was paid as follows:

			Warrants Granted
	Fees	Number of Underlying Shares	Exercise Price per Share	Expiration
Michel Alard	€20,000	8,000	€9.65	November 30, 2011
Marie-Claude Bernal	€42,000	8,000	€9.65	November 30, 2011
Pascal Brandys	€18,000	8,000	€9.65	November 30, 2011
Marc Fourrier	€26,000	8,000	€9.65	November 30, 2011
Richard Liebhaber	€37,000	8,000	€9.65	November 30, 2011
Stéphane Lizeray	€14,000	8,000	€9.65	November 30, 2011
Todd Lowe	€29,000	8,000	€9.65	November 30, 2011
Pierre-Michel Peugnet	€29,000	8,000	€9.65	November 30, 2011
TOTAL	€215,000	64,000

Under French law, we cannot grant options to members of the Board of Directors who are not employees. During fiscal year 2007, no warrants were exercised by our Directors although 4,000 warrants were exercised by Ora Lassila, a member of our former Technical Advisory Board. They were granted to him in February 2003 at €4.48 each. In addition, Pierre Haren exercised 20,000 stock options on December 11, 2006 at €3.81 per share.

For additional information relating to options granted to employees and warrants granted to ILOG’s Directors in fiscal year 2007 see “B. Compensation” above and “E. Share Ownership” below, as well as Note 10 to the Notes to our Consolidated Financial Statements included elsewhere herein.

C.

Board Practices

Under French law, the Board of Directors sets the guidelines of the Company’s activity and supervises their implementation. Within the limits set out by our by-laws and subject to the powers expressly granted by French law to the general shareholders’ meetings, the Board of Directors may make any decision with respect to the business of the Company. In addition, the Board of Directors is responsible, among other things, for presenting the year-end financial statements of ILOG to the shareholders and convening shareholders’ meetings. In addition, the Board of Directors reviews and monitors our economic, financial and technical strategies. French law and the by-laws provide that the Board of Directors be composed of no fewer than three and no more than 18 members. Our Board of Directors currently consists of nine members. The number of members of the Board may be increased only by decision of the shareholders by a simple majority vote. Each Director must be an ILOG shareholder pursuant to article L 225-25 of the French Commercial Code.

2006/2007 Form 20-F | ILOG | 56

Back to Contents

Under French law, a Director may be an individual or a corporation, in which latter case, the corporation must appoint a representative, but the Chief Executive Officer and the Chairman must be individuals. The Chief Executive Officer is not required to be a member of the Board of Directors if the functions of Chairman and Chief Executive Officer are separated. The Deputy Chief Executive Officer is also not required to be a member of the Board. A Director does not need to be a French national. Each Director is elected for a three year term. There is no limitation, other than applicable age limits, on the number of terms that a Director may serve. Directors are appointed by the shareholders at an ordinary shareholders meeting and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders at an ordinary shareholders meeting. The Chief Executive Officer may be removed by the Board of Directors at any time, and any Deputy Chief Executive Officer may be removed by the Board of Directors at any time upon the proposal of the Chief Executive Officer. However, under French law, if either is removed by the Board of Directors without good cause, they may obtain damages except when the chief Executive Officer is also Chairman of the Board of Directors. Any vacancy in the Board of Directors may be filled by the Board of Directors, pending ratification at the next ordinary shareholders’ meeting. However, if the number of Directors falls below the legal minimum of three, the remaining Directors must immediately call an ordinary shareholders meeting to elect a sufficient number of Directors to reach the legal minimum.

Meetings of the Board of Directors, which are held as often as needed, are normally convened and presided over by the Chairman of the Board, who is elected by the Board of Directors. At the beginning of each fiscal year, the Chairman establishes a preliminary schedule of agenda subjects to be discussed during the year. Each Director is free to suggest the inclusion of items on the agenda. Each Director may raise at any Board meeting matters that are not on the agenda for that meeting. According to French law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene a meeting of the Board of Directors regarding matters listed on the agenda. The Board of Directors met nine times in fiscal year 2007 and the attendance rate averaged 98%. According to the Company’s by-laws, Directors who take part in a meeting of the Board by means of videoconference or teleconference are deemed present, for purposes of calculating the quorum and the majority. A quorum consists of one-half of the members of the Board of Directors and decisions are generally taken by a vote of the majority of the members present, deemed to be present or represented by other members of the Board of Directors. The Chairman has the ability to cast a deciding vote in the event of a tie vote. A Director may give a proxy to another Director but a Director cannot represent more than one other Director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. One Director, Mr Stéphane Lizeray, has been appointed by the November 29, 2005 Shareholders’ Meeting as a Company French employee-shareholder representative. As required under French law, a workers’ committee has been formed. One representative from our employees is entitled to be present at meetings of the Board of Directors, without any voting rights during such meetings.

Directors are required to comply with applicable law and ILOG’s by-laws. Under French law, Directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of our by-laws or mismanagement. Directors may be held liable for such actions either individually or jointly and severally with the other Directors as the case may be. A Chief Executive Officer or Deputy Chief Executive Officer may be held individually responsible for his or her actions if they are deemed contrary to our interests.

French law generally prohibits ILOG from entering into indemnification agreements with its Directors and officers providing for limitations on personal liability for damages and other costs and expenses that may be incurred by Directors and officers arising out of or related to acts or omissions in such capacity. French law also prohibits our by-laws from providing for the limitation of liability of a member of the Board of Directors. These prohibitions may adversely affect our ability to attract and retain Directors. Generally, under French law, Directors and officers will not be held personally liable for decisions taken diligently and in our corporate interest.

2006/2007 Form 20-F | ILOG | 57

Back to Contents

We have entered into an agreement with each of our Directors, our Chairman and Chief Executive Officer, our Deputy Chief Executive Officer, our Chief Product Officer, our Chief Financial Officer, our Chief Quality Officer, our Vice President Sales U.S. and Europe, our Vice President and General Counsel, our Chief Information Officer and our management team to contract for and maintain liability insurance against liabilities which may be incurred by such persons in their respective capacities, including liabilities which may be incurred under the U.S. federal and state securities laws, subject to certain limitations. We believe that entering into such agreements and maintaining appropriate liability insurance for our Directors and officers will assist us in attracting and retaining qualified individuals to serve as Directors and officers. There are no service contracts with Directors providing for benefits upon termination of employment.

Under the French Commercial Code and our by-laws, any transactions we enter into, either directly or indirectly through an intermediary in which a member of our Board of Directors, or our Chief Executive Officer or our Deputy Chief Executive Officer, or one of our shareholders holding more than 10% of the voting rights (or, if it is a company, the company controlling it) has a direct or indirect interest and that is not in the ordinary course of business and/or is not at arm’s-length is subject to the prior consent of our Board of Directors. The same applies for transactions between the company and another company, whenever one of our directors or our Chief Executive Officer is the owner, a partner with unlimited liability, a manager, director, Chief Executive Officer or Deputy Chief Executive Officer, member of the management board (“directoire”) or supervisory board (“conseil de surveillance”) of such a company. Furthermore, the types and the purposes of these transactions must be communicated by the chairman to the Board of Directors and to the statutory auditors. The interested director is not taken into account for the quorum calculation and his or her vote is not taken into consideration for the calculation of whether the transaction has been approved by the Board of Directors. Any such transactions concluded without the prior consent of our Board of Directors can be deemed to be null and void if it causes prejudice to the Company. In addition, the related director, or Chief Executive Officer, Deputy Chief Executive Officer or shareholder can be held liable on this basis. Our statutory auditors must be informed of any such transaction within one month following its conclusion and must prepare a special report to be submitted to our shareholders for approval at their next annual meeting. In the event the transaction is not ratified by our shareholders at a shareholders’ meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested director or Chief Executive Officer, Deputy Chief Executive Officer or shareholder, as the case may be, and, in some circumstances, the other members of the Board of Directors, liable for any damages we may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its Board of Directors who is a natural person and/or its managing directors, Chief Executive Officer or Deputy Chief Executive Officer, if any, are prohibited under the French Commercial Code. Such prohibition also applies to natural persons representing a company acting as a Board member.

Exemptions from certain NASDAQ corporate governance rules

At the time ILOG listed its ADRs with the NASDAQ National Market (which subsequently became the Nasdaq Stock Market on August 1, 2006), it received an exemption from certain corporate governance requirements. This exemption was received on February 12, 1997. NASDAQ rules permit NASDAQ to provide exemptions from the NASDAQ corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. ILOG has received from NASDAQ an exemption from compliance with certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of France. The exemptions, and the practices followed by the company, are described below:

2006/2007 Form 20-F | ILOG | 58

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

The Company is exempt from NASDAQ’s requirements that director nominees must be selected, or recommended for the Board of Directors, either by a majority of the independent directors or a nominations committee comprised solely of independent directors within the meaning of NASDAQ’s rules. Under French law, there is no independence requirement for the Board members who perform the function of finding and nominating new Directors. The Company considers that one of the three members of ILOG’s Board of Director’s Nominating and Corporate Governance Committees, Todd Lowe, is not independent because his spouse is an employee of the Company. The Company has provided to the NASDAQ a written statement from independent counsel in the Company’s home country certifying that the Company’s practices are not prohibited by its home country’s laws.

Board’s Charter and Corporate Governance Guidelines

We have adopted NASDAQ standards for independence, and we consider all of our Directors to be independent other than Todd Lowe, Pierre Haren and Stéphane Lizeray.

Board Committees

A substantial portion of the analysis and work of the Board of Directors is done by standing Board Committees. Each Committee develops proposals, recommendations and opinions, as the case may be, within its respective field of competence, as prescribed in each Committee’s Charter. The Board currently has four committees: the Audit Committee composed of Marie-Claude Bernal, as Chairperson, Marc Fourrier and Pierre-Michel Peugnet; a Compensation Committee, composed of Michel Alard and Richard Liebhaber, as Chairperson; a Nominating and Corporate Governance Committee, composed of Marie-Claude Bernal, Richard Liebhaber and Todd Lowe, as Chairperson; and a Corporate Development Committee, composed of Pierre Haren, Richard Liebhaber and Pascal Brandys as Chairperson. Committee members are appointed by the full Board upon recommendation of the Nominating and Corporate Governance Committee, which considers the views of individual Directors.

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

2006/2007 Form 20-F | ILOG | 59

Back to Contents

Members of the Board of Directors shall be considered independent as long as they do not, other than in their capacity as members of the Board of Directors, the Audit Committee or any other Committee of the Company, accept any consulting, advisory, or other compensatory fee from the Company and are not an affiliated person of the Company or any of its subsidiaries, and otherwise meet the independence requirements of applicable French and U.S. stock exchange listing standards and other applicable laws and regulations. Mr Pierre-Michel Peugnet is the Audit Committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the Audit Committee financial expert designation will not result in such person being deemed an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933 and does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the Audit Committee of the Board of Directors in the absence of such designation. The Audit Committee provides assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others, relating to: the integrity of ILOG’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the independent registered public accounting firm’s qualifications and independence; our compliance with ethics policies and legal and regulatory requirements; the accuracy of our insider trading policy and the quality of our policy for investors’ communications. The Audit Committee is empowered to investigate any matters brought to its attention with full access to all books, records, facilities, and personnel of ILOG and the authority to recommend the engagement and/or dismissal of external auditors, independent counsel and other advisers as it determines necessary to carry out its duties. In fiscal year 2007, the Audit Committee met six times and the attendance rate was 100%.

The Compensation Committee is charged, pursuant to its Charter, with reviewing and recommending to the full Board of Directors the level of compensation, including salary, fees, retirement benefits, executive incentive plans and fringe benefits, of the Chairman and Chief Executive Officer and Deputy Chief Executive Officer, as well as members of the Board; reviewing and approving annually the general compensation policies applicable to the Company’s executive officers, including the relationship of the Company’s performance to executive compensation; reviewing and advising the Board of Directors concerning, and if deemed appropriate, retaining independent consultants regarding, national, regional and industry-wide compensation practices and trends in order to assess the adequacy and competitiveness within the high technology and software industries of the Company’s executive compensation programs; overseeing and recommending from time to time for adoption by the Board of Directors share option plans, share appreciation rights plans, pension and profit sharing plans, bonus plans, deferred compensation plans, warrant award plans for independent Directors, independent Director compensation plans and other similar programs; overseeing and recommending to the Board of Directors the Company’s stock incentive and purchase plans as in effect and as adopted from time to time for adoption by the Company’s shareholders; performing such other functions and having such other powers as may be necessary or convenient for the efficient discharge of the foregoing; and reporting to the Board of Directors regarding the foregoing from time to time. In fiscal year 2007, the variable component of executive officers and all other employees’ remuneration included a bonus. This bonus calculation was based on a formula weighing the achievement of two fixed objectives for the year, namely operating profit greater than $10 million and revenue growth greater than 21%. For fiscal year 2007, one of the objectives was not reached, with an operating profit of $3.4 million. Therefore, because actual growth is lower than one third of targeted growth (20%), no performance bonus was granted. In fiscal year 2007, the Compensation Committee met three times and the attendance rate was 100%.

2006/2007 Form 20-F | ILOG | 60

Back to Contents

The Nominating and Corporate Governance Committee was established in October 2002 with the primary objectives, pursuant to its Charter, of identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each next annual meeting of our shareholders; ensuring that the Audit, Compensation, Corporate Governance and Nominating, and any other future Committees of the Board shall have the benefit of an appropriate number of qualified and experienced independent directors; developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to us; monitoring significant developments in the law and practice of corporate governance; and leading the Board and each committee thereof in its annual performance evaluation, including establishing criteria to be used in connection with such evaluation. Key decisions and actions of the Nominating and Corporate Governance Committee in fiscal year 2007 included a survey of the Board performance. Among the recommendations which followed that audit, one was to launch a new Board committee to support strategy and corporate development design, implementation and monitoring. That recommendation was unanimously approved by the January 23, 2007 Board and the Development Committee was set up. The whistle blower policy was reviewed in agreement with the CNIL. The Board preparation guidelines were updated as well as the succession plan and ongoing monitoring of the applicable French and U.S. regulatory requirements. In fiscal year 2007, the Nominating and Corporate Governance Committee met four times and the attendance rate, including telephone participation, was 100%.

The Corporate Development Committee was established in January 2007 with the purpose to assist the Board in fulfilling its responsibilities to the Company’s stockholders, relating to the review, evaluation and approval of certain strategic transactions and major resource allocations. In carrying out its responsibilities, the Committee sets standards with respect to prospective strategic transactions and major resource allocations and submits these standards to the Board for its review and consideration. In addition, the Committee assists management and the Board in assessing the terms, specific risks and issues involved in each strategic transaction and major resource allocation which requires the Board’s approval. The Corporate Development Committee also assists management in developing effective and comprehensive disclosures to the Board and the Committee of the appropriate business, financial, technical and other information to enable a fully informed review and evaluation of proposed transactions and major resource allocations, and reviews the Company’s due diligence activities relative to strategic transactions. The Corporate Development Committee also conducts appropriate evaluations of strategic transactions and major resource allocations previously completed by the Company. In fiscal year 2007 the Corporate Development Committee reviewed several prospective strategic transactions and the acquisition of the supply chain vendor LogicTools, Inc. In fiscal year 2007, the Corporate Development Committee met three times and the attendance rate, including telephone participation, was 100%.

Internal Control Procedures

Under French Financial Security law, issuers of publicly traded securities are subject to disclosure requirements for corporate governance and internal control. The Chairman is required to report to shareholders annually, in a document appended to the Management Report issued by the Board of Directors, on the way in which the Board prepares and organizes its work, as well as on the internal control procedures implemented by the Company. For corporations with a Board of Directors, the report must also specify whether the powers of the Chief Executive Officer have been restricted in any way.

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

Ethical Values and Principles of Conduct for the Group

The ethical values and principles of conduct for the Company are defined in two of the Company’s principal documents:

(1) ILOG Code of Business Conducts and Ethics

(2) Supplementary Code of Ethics and Business Conduct for Designated Executives

2006/2007 Form 20-F | ILOG | 61

Back to Contents

D.

Employees

The following chart indicates our total number of employees and the distribution of employees by function, as of June 30, 2007, 2006, and 2005:

	2007	2006	2005
Sales and Marketing	311	277	256
Consulting and customer Support	204	161	148
Research and Development	214	200	175
General and Administrative	118	95	86
TOTAL EMPLOYEES	847	733	665

The following chart indicates the geographic distribution of our employees, as of June 30, 2007, 2006 and 2005:

	2007	2006	2005
Europe	461	443	402
North America	272	211	196
Asia	114	79	67
TOTAL EMPLOYEES	847	733	665

Employee turnover was approximately 15% and 11% in fiscal year 2007 and fiscal year 2006 respectively.

We have never experienced a strike and believe that our relationships with our employees are good. Our employees in France are generally employed on a permanent basis. We do employ a few temporary workers during periods of transition, and we subcontract a small portion of our work to third parties. See “Item 3.D - Risk Factors.”

Our employees in France are represented by an independent union, and management is required under the French Labor Code to hold monthly meetings with a delegation of elected employee representatives to discuss, in particular, employment matters and the economic condition of the Company and to provide appropriate information and documents relating thereto. Monthly reports are published on the ILOG intranet. As required under the French Labor Code, two representatives of the employees are entitled to attend meetings of the Board of Directors, but do not have any voting rights. Furthermore, the November 29, 2005 annual meeting of the Shareholders approved a resolution modifying ILOG S.A. by-laws in order to allow the appointment of a representative of the employees to the Board. Mr Stéphane Lizeray was elected a Director by the French personnel of the Company on March 17, 2006.

A profit sharing plan (accord d’intéressement) was developed and approved by the Board in December 2004 for implementation for French employees in fiscal years 2005, 2006 and 2007. Payments under the plan are determined as a percentage of the yearly paid remuneration and with the same method as the one used for all other employees located in our subsidiaries, i.e., based on yearly targeted growth and operating profit. No performance bonus will be paid in fiscal year 2007 as one of these targets was not achieved.

2006/2007 Form 20-F | ILOG | 62

Back to Contents

E.

Share Ownership

The table below sets forth certain information with respect to the beneficial ownership of Shares, including Shares represented by ADSs, options and/or warrants outstanding as of August 31, 2007 by our Directors and executive officers, where such beneficial ownership represents more than one percent:

	Options & Warrants
Name	Shares	Number of Underlying Shares	Exercise Price(s) Euros	Shares Beneficially Owned(a)	Percentage(a)
Directors and executive officers as a group (16 people)(b)(c)	758,236	917,557	6.70-51.50	1,655,877	8.6%
Todd Lowe(d)	230,222	60,000	6.70-12.37	290,222	1.6%
Marc Fourrier(e)	227,937	40,000	7.99-12.37	267,937	1.4%
Pierre Haren(f)	281,464	200,000	8.66-10.01	481,464	2.5%

(a)

Includes Shares represented by ADSs. Number of Shares and percentage ownership are based on 19,194,098 shares outstanding as of August 31, 2007. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Shares subject to options and warrants that are currently exercisable or are exercisable within 60 days of August 31, 2007, are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the Shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(b)

Includes 222,000 warrants granted and outstanding to non-executive Directors, which expire five years from the date of grant as follows: 32,000 in June 2008, 32,000 in December 2008, 46,000 in November 2009, 48,000 in November 2010 and 64,000 in November 2011.

(c)

Includes 695,557 options granted to executive officers under the plans described below and which expire ten years from the date of grant as follows: 150,000 in October 2007, 67,400 in 2008, 53,750 in 2009, 361,500 in 2010, 160,322 in 2011, 65,000 in 2012, 59,412 in 2013, 7,290 in 2014, and 3,958 in 2016. Includes 30,000 options held by Janet Lowe, an employee and spouse of Todd Lowe, one of our directors.

(d)

Includes two shares held by Delphis, a corporation controlled by Mr Fourrier and his family. The warrants expire as follows: 8,000 in June 2008, 8,000 in December 2008, 8,000 in November 2009, 8,000 in November 2010 and 8,000 in November 2011.

(e)

The options expire as follows: 150,000 in October 2007 and 50,000 in November 2011.

(f)

Shares are held in the name of the Lowe Family Trust of which Mr Lowe is a trustee. Includes 30,000 options held by Janet Lowe, which expire as follows: 15,000 in October 2009, and 15,000 in November 2011. Includes 30,000 warrants held by Mr Lowe, which expires as follows: 8,000 warrants expiring in December 2008, 6,000 in November 2009, 8,000 in November 2010 and 8,000 in November 2011.

We have various employee stock option and employee stock purchase plans currently in effect. Under French law, we cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Deputy Chief Executive Officers) who are not employees. See Note 12 of the Notes to our Consolidated Financial Statements included elsewhere herein for information related to option grants.

Warrants

Warrants for Non-Executive Directors and Technical Advisory Board (TAB) members. Pursuant to resolutions adopted on September 21, 1999, October 18, 2000, December 18, 2000, December 18, 2001, December 17, 2002, December 16, 2003, November 30, 2004, November 29, 2005 and November 30, 2006, the shareholders have authorized the Board to issue warrants to the non-executive Directors and TAB members for the purchase of ILOG Shares, up to a total of 520,000 shares.

2006/2007 Form 20-F | ILOG | 63

Back to Contents

On September 22, 1999, November 22, 2000, December 18, 2000, December 18, 2001, February 26, 2003, June 18, 2003, December 16, 2003, November 30, 2004, November 29, 2005, and November 30, 2006 warrants to purchase 20,000, 32,000, 80,000, 60,000, 20,000, 56,000, 76,000, 56,000, 56,000, and 64,000 shares, respectively, were granted to 11 non-executive Directors and five TAB members. Warrants representing 246,000 shares were outstanding as of August 31, 2007, as two directors did not accept their grants. The warrants may be exercised at prices between €4.48 and €12.38 per Share at any time until the fifth anniversary of the date of grant, when they lapse. When granted, the exercise price of the warrant is the highest of (i) the average trading closing price as quoted on Eurolist during the ten days preceding the Shareholders’ meeting or (ii) the closing price for a share on Eurolist on the trading day preceding the Shareholders’ meeting. The warrants are issued at a price representing 5% of the exercise price, and must be subscribed within three months from the date of the grants. There has been no further meeting and remuneration of the TAB since fiscal year 2005.

Option Plans

The following is a summary description of each of the Company’s stock plans.

The 1996 Stock Option Plan. In 1994, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant, until November 23, 1999, options on up to 500,000 shares at a price to be determined by the Board of Directors on the date of grant based on ILOG’s net assets, a reasonable estimate of its future profitability and its future development prospects (the “1994 Plan”). In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for the granting of incentive stock options, we decided to adopt a new plan (the “1996 Plan”), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders at an extraordinary meeting on May 30, 1996, and on that date 600,000 shares were granted; on October 17, 1996, 200,000 shares were granted; on August 20, 1997, 1,600,000 shares were granted; on December 17, 1997, 500,000 shares were granted; and on August 31, 1998, 1,000,000 shares, were added to the 1996 Plan with respect to which options could also be granted by the Board of Directors until November 23, 1999. Following the approval by shareholders at an extraordinary meeting of the 1998 Plan (see below), 1,000,000 shares authorized for the 1996 Plan were transferred to the 1998 Plan. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant of options and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. As of August 31, 2007, options with respect to an aggregate of 473,651 shares were outstanding at exercise prices ranging from €3.97 to €13.54.

The 1998 Stock Option Plan. On November 4, 1998, ILOG’s shareholders, at an extraordinary meeting, approved the 1998 Stock Option Plan, to succeed the 1996 Stock Option Plan, and at that time options representing 1,000,000 shares previously authorized for the 1996 Plan were transferred to the 1998 Plan. In addition, on September 21, 1999, 900,000 shares and on October 18, 2000, 1,250,000 shares, were authorized with respect to which options may be granted by the Board of Directors. The 1998 Stock Option Plan is identical to the 1996 Stock Option Plan except that it expired in October 2005. As of August 31, 2007, options with respect to an aggregate of 2,434,632 shares were outstanding at exercise prices ranging from €2.92 to €51.50.

The 2001 Stock Option Plan. On September 25, 2001, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 1,100,000 shares, to employees under the 2001 Stock Option Plan (the “2001 Plan”). On December 18, 2001, the shareholders ratified and amended the 2001 Plan. Pursuant to the 2001 Plan, the issue price of the Shares will be equal to the closing price of a Share on the Eurolist by Euronext on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Eurolist by Euronext during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2001 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. The 2001 Plan expired in November 2005. As of August 31, 2007, options with respect to an aggregate 902,215 shares were outstanding at exercise prices ranging from €8.66 to €10.78.

2006/2007 Form 20-F | ILOG | 64

Back to Contents

The 2004 Stock Option Plan. On November 30, 2004, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 800,000 shares to employees. Under the 2004 Stock Option Plan (the “2004 Plan”), the issue price of the Shares will be equal to the closing price of a Share on the Eurolist by Euronext on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Eurolist by Euronext during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2004 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to option vest 12 months after the date of grant and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. The 2004 Plan will expire in January 2008. As of August 31, 2007, options with respect to an aggregate 68,000 shares had been issued under the 2004 Plan and were outstanding at an exercise price ranging from €9.65 to €12.45, and options to purchase or subscribe for 732,000 shares remained available for grant under the 2004 Plan.

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

In December 1996, the French Parliament adopted a law that requires French companies and optionees to pay French social contributions and certain salary-based taxes, which may represent, for ILOG, up to 45% of the taxable amount, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date, if the beneficiary is a French resident subject to French social security at the date of grant of the stock options and disposes of the shares, or converts the shares into bearer form, before the fifth anniversary of the date of option grant. In addition, such difference is treated as salary income for personal income tax purposes if the shares are sold or otherwise disposed of within five years of the grant date. This applies to all options exercised after January 1, 1997 and granted to French residents subject to French social security. Thus, in order to avoid paying these social contributions, the option Plans provide that the shares to be obtained by exercise of the options granted as of and after January 1, 1997 to French residents subject to French social security cannot be disposed of or converted into bearer form except with express written authorization from the Company, until the end of the five-year holding period from the date of grant of the options. In addition, pursuant to the French law of July 2, 1998, both the beneficiary and ILOG are exempt from social contributions if the options were granted before January 1, 1997 and are exercised after April 1, 1998 due to the fact that ILOG has not been registered for more than 15 years at the date of grant of such options. Under French law of May 15, 2001, the five-year holding period is reduced to four years with respect to stock options granted on or after April 27, 2000.

We have not recorded a liability for social contributions and certain salary-based taxes that may be assessed for options granted up to June 30, 2007, as the liability, being dependent on future values of our Shares and the timing of employees’ decisions to exercise options and sell the related Shares, cannot be estimated. We also do not consider that the liability is probable because the Company has control over whether to make an exception to the option plans, and of the significant income tax disincentives to employees exercising options and selling the Shares prior to the end of the minimum holding period.

2006/2007 Form 20-F | ILOG | 65

Back to Contents

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

French Employee Savings Plan. ILOG’s shareholders in December 2003 reserved a total of 600,000 shares for issuance to ILOG employees participating in the French Employee Savings Plan the (“Savings Plan”) for a period of two years. The Savings Plan permitted eligible employees to make contributions for purposes of purchasing units in investment funds managed for ILOG on behalf of the employees, or to acquire ILOG Shares at a preferential price. The Savings Plan is an Employee Savings Plan under Article L. 443-1 et. seq. of the French Labor Code. The Board of Directors decided to use the Plan until September 2004 when the last offering period was closed. The December 2003 shareholders’ approval expired in November 2005 and was renewed for a period of two years and for a total of 100,000 shares. As of August 31, 2007, the Board of Directors had not used the Plan under this authority.

As of June 30, 2005, we had issued 177,720 and 28,534 shares under the International Employee Purchase Plan and the French Employee Savings Plan, respectively, since ILOG’s shareholders’ approval in December 2003. In fiscal year 2007, no shares were issued under these plans.

Free shares. On November 29, 2005, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to allow grants of new shares and/or existing shares representing up to 4% of the Company’s share capital, for free to certain employees and executives of the Company or its affiliates, excluding any executives or employees who own more than 10% of the Company’s share capital. The first vesting period will be reached at the end of the 24 month periode when 2/5th of the shares granted will be vested. The grant will be definitive at the end of the vesting period, which will occur each month between the 60th month and the 84th month following the date of grant, with respect to 60th of the shares granted to each beneficiary. There would be a lock-up period of two years following the definitive grant of each share, with respect to such share. For beneficiaries of the Plan to receive a final grant, they must remain an employee or officer of the Company, or of an affiliated company, during the vesting period. Should the beneficiary die after shares have vested, the beneficiary’s heirs can establish entitlement to the vested free shares if they submit a request for them within six (6) months following the date of the beneficiary’s death. Under such terms, on November 30, 2006, the Board, pursuant to the November 29, 2005 Shareholders’ authorization granted a total of 351,000 ILOG ordinary shares as free shares. The fair market value of these ILOG free shares is equal to the closing price of ILOG shares on Eurolist (by Euronext) on November 29, 2006, i.e. €9.59.

2006/2007 Form 20-F | ILOG | 66

Back to Contents

Item 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

The table below sets forth certain information with respect to the beneficial ownership of ILOG Shares as of August 31, 2007 by any person known to us to be the owner of five percent or more of the outstanding Shares and employees:

Name and Address of Beneficial Owners	Shares Beneficially Owned(a)	Percentage Owned(a)
Institut National de Recherche en Informatique et en Automatique (INRIA)	1,237,500	6.4%
Financière de l’Echiquier(b)	912,717	4.8%
Employees(c)	484,015	2.5%

(a)

Number of Shares and percentage ownership are based on 19,194,098 shares outstanding as of August 31, 2007. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Shares subject to options and warrants that are currently exercisable or are exercisable within 60 days of August 31, 2006, are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the Shares beneficially owned percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(b)

The number of shares corresponds to the notification published by Financière de l’Echiquier on March 23, 2005. No other notification has been published by Financière de l’Echiquier since March 23, 2005.

(c)

Represents an estimate of the Shares of ILOG held directly or indirectly by employees to the best of the Company’s knowledge. In addition, our employees have 3,875,000 stock options exercisable as detailed in Note 12 to our financial statements.

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

As of August 31, 2007, ADRs evidencing approximately 2,016,530 ADSs were held of record by approximately 38 registered holders. The 2,016,530 shares represented by those ADRs (approximately 11% of the Company’s issued and outstanding Shares) were registered in the name of BNP-Paribas. Because the shares are dematerialized, we are not able to identify the number of record shareholders without unreasonable expense. Since certain of the Company’s ADSs and Ordinary Shares are held by brokers and other nominees, the number of ADSs and Ordinary Shares held of record and the number of record holders may not be representative of the location of where the beneficial holders are resident.

2006/2007 Form 20-F | ILOG | 67

Back to Contents

B.

Related Party Transactions

ILOG has accounted for commissions paid to RTO for the marketing of the RTO product for $140,000 following the terms of the distribution agreement between both parties.

ILOG has also paid royalties for $25,000 to Prima Solutions in order to purchase rights to use their IBCS software. As part of the purchase agreement of Prima’s shares by ILOG in November 2006, ILOG will grant a loan of up to 1.1 million euros at an interest rate of 4.5%, and repayable over two years. This loan agreement will be submitted as a related party transaction to the vote of our shareholders, and may be implemented thereafter.

To the best of management’s belief, transactions between related parties have been conducted at arm’s length.

Janet Lowe is the wife of director Todd Lowe, and is an employee of the Company. She is our Vice President, special projects.

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

To the best knowledge of the Company, there are no other significant contingencies as of June 30, 2007.

2006/2007 Form 20-F | ILOG | 68

Back to Contents

Dividend Policy

We have not paid any cash dividends on our share capital to date. We currently anticipate that we will retain any future earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in euros and under French law and our by-laws, may only be paid from ILOG S.A.’s statutory retained earnings. As of June 30, 2007, ILOG S.A.’s statutory accumulated profit was approximately $6.6 million. Any dividends paid to holders of ADSs would be converted from euros to U.S. dollars, subject to a charge by the Depositary for any expenses incurred by the Depositary in such conversion. Fluctuations in the exchange rate between euros and dollars and expenses of the Depositary would affect the dollar amounts actually received by holders of ADSs upon conversion by the Depositary of such cash dividends. See “Item 3.D. – Risk Factors – 5. Other risks of owning ILOG Shares and ADSs – Holders of ADSs may be subject to additional risks related to holding ADSs rather than Shares”. See “Item 10.E. – Taxation” for a description of the principal French and U.S. federal income tax consequences regarding the taxation of dividends for holders of ADSs and Ordinary Shares.

B.

Significant Changes

Except as disclosed below and elsewhere in this Annual Report, there have been no significant changes in the Company’s business since June 30, 2007, the date of the annual financial statements included in this Annual Report. We recorded a bad debt accrual following the American Home Mortgage bankruptcy in August 2007 for $0.6 million. Following a press release we issued on August 3, 2007 after being informed of the difficult financial condition of this customer, ILOG finally concluded that it is more likely than not that this receivable will never be paid.

2006/2007 Form 20-F | ILOG | 69

Back to Contents

Item 9.

The Offer and Listing

A.

Offer and Listing Details

Closing Sale Prices of ILOG ADSs and Shares

The following table sets forth the range of low and high reported closing sale prices of our ADSs (each ADS representing one Share) on the NASDAQ Stock Market (which, prior to August 1, 2006, was the NASDAQ National Market for the last five fiscal years and periods indicated.

(in dollars)	Low	High
2003	2.70	9.88
2004	8.16	14.32
2005	9.12	15.50
2006	11.98	18.85
First Quarter	12.80	15.72
Second Quarter	14.64	18.85
Third Quarter	13.00	18.51
Fourth Quarter	11.98	17.85
2007	10.26	14.44
First Quarter	10.26	13.24
Second Quarter	11.07	13.27
Third Quarter	12.44	14.44
Fourth Quarter	11.75	14.13
Monthly
March 2007	12.44	13.93
April 2007	12.71	14.13
May 2007	12.57	12.98
June 2007	11.75	13.00
July 2007	12.03	13.60
August 2007	10.46	12.74

On August 31, 2007, the last sale price for the ADSs as reported on the NASDAQ Stock Market was $11.54 per ADS.

The Depositary for the ADSs is JPMorgan Chase Bank. Each ADS registered on the books of the Depositary represents to one Share. As of August 31, 2007, there were 38 record holders of American Depositary Receipts evidencing 1,994,303 ADSs.

From December 1998 to February 2005, the Shares were listed on the Nouveau Marché of Euronext Paris, and have since then been listed on Eurolist by Euronext. The following table sets forth the range of high and low reported closing sale prices of the Shares on the Eurolist by Euronext (and, prior to February 21, 2005, on the Nouveau Marché) for the last five fiscal years and periods indicated.

2006/2007 Form 20-F | ILOG | 70

Back to Contents

(in euros)	Low	High
2003	2.75	8.40
2004	7.15	12.60
2005	7.50	11.87
2006	9.57	15.40
First Quarter	10.55	14.30
Second Quarter	12.12	15.40
Third Quarter	10.82	14.86
Fourth Quarter	9,57	13.80
2007	8.18	11.18
First Quarter	8.18	10.59
Second Quarter	8.85	10.18
Third Quarter	9.40	11.18
Fourth Quarter	9.01	10.60
Monthly
March 2007	9.40	10.35
April 2007	9.32	10.60
May 2007	9.30	9.75
June 2007	9.01	9.65
July 2007	8.90	10.00
August 2007	7.60	9.27

On August 31, 2007, the last sale price for the Shares as reported on the Eurolist by Euronext was €8.50 per Share.

B.

Plan of Distribution

Not Applicable.

C.

Markets

The ADSs are quoted on the NASDAQ Stock Market (which, prior to August 1, 2006, was the NASDAQ National Market) under the symbol “ILOG”. The Shares are also listed on the Eurolist by Euronext. The Nouveau Marché of Euronext Paris, on which our shares were previously traded, merged into a new market called Eurolist by Euronext on February 21, 2005 and the Shares are accordingly traded on the Eurolist by Euronext since that date.

2006/2007 Form 20-F | ILOG | 71

Back to Contents

The Paris Market

The Autorité des Marchés Financiers (the “AMF”), an independent administrative authority, that controls and supervises French financial markets, resulted from the merger of three former independent market watchdogs, namely the Commission des Opérations de Bourse (the “COB”), the Conseil des Marchés Financiers (the “CMF”) and the Conseil de Discipline de la Gestion Financière. The AMF is responsible for the protection of investors, the dissemination of information to the public by traded companies and the proper running of the securities markets. References in this Annual Report on Form 20-F to the AMF include its predecessors, the COB and the CMF.

Effective September 22, 2000, Euronext was formed from the merger of Paris Bourse SBF S.A. (which changed its name to Euronext Paris), the Amsterdam Stock Exchange and the Brussels Exchange, and the Portugal Exchange was included in Euronext in January 2002. NYSE Euronext, the holding company created by the combination of NYSE Group, Inc. and Euronext N.V., was launched on April 4, 2007. NYSE Euronext operates four subsidiary holding companies in France, Belgium, the Netherlands and Portugal. Each subsidiary continues to hold an exchange license for its local capital market. Listed companies remain listed on their original exchange but all shares are traded on a single integrated trading platform and listing requirements have been harmonized. Trading is regulated with a single rulebook and the take-over rules continue to be imposed domestically. NYSE Euronext provides integrated trading, clearing and settlement on all four markets, and a central counter party, netting and clearing house for all executed trades via Clearnet.

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

Reform of the Regulated Market of Euronext

On February 21, 2005, Euronext Paris replaced its three regulated markets (Premier Marché, Second Marché and Nouveau Marché) by a single list called Eurolist by Euronext. Companies on this regulated market are classiﬁed by alphabetical order and by market capitalization.

Previously, the securities of most large public companies were listed on the Premier Marché of Euronext Paris. The Second Marché was available for small and medium-sized companies. The Nouveau Marché, on which the ILOG shares were listed was for companies seeking development capital, and the EDR market for European Depositary Receipts. Shares of certain other companies are traded on Alternext, an unregulated market or the marché libre-OTC, an unregulated over-the-counter type of market. In addition, shares listed on Eurolist by Euronext are placed in one of three categories depending on the volume of transactions. The Shares are listed in the category known as Continu, or continuous trading, which includes the most actively traded shares.

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

2006/2007 Form 20-F | ILOG | 72

Back to Contents

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

For any financial year beginning on or after January 1, 2005, ILOG is required to prepare and publish annual Consolidated Financial Statements and interim reports, reviewed and approved by the Audit Committee and an independent registered public accounting firm (Commissaires aux Comptes), for each financial year with a one year comparison in accordance with the International Financial Reporting Standards (“IFRS”) (in line with European Regulation n°1606/2002). Comparative figures shall be provided and restated on the same basis as for the 2005 year. NYSE Euronext regards as best practice that companies included in the NextEconomy segment publish first and third quarterly reports with a content that shall be the same as the content of the half-yearly report.

ILOG complies with all NYSE Euronext requirements with respect to the NextEconomy segment. With regards to best practice as set forth by NYSE Euronext, ILOG has filed a document de référence with the AMF on an annual basis since its admission to listing on the Nouveau Marché (which became Eurolist by Euronext) and publishes quarterly financial information.

The Shares have been included in the following indices managed by Euronext: Index SBF 250, IT CAC, Next 150 and NextEconomy.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

2006/2007 Form 20-F | ILOG | 73

Back to Contents

F.

Expenses of the Issue

Not Applicable.

Item 10.

Additional Information

A.

Share Capital

Not Applicable.

B.

Articles of Incorporation and By-laws

The Company is a société anonyme, a form of corporation, incorporated under the laws of France. In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our by-laws. An unofficial English translation of the Company’s by-laws is included as an exhibit to this Annual Report on Form 20-F. You may obtain copies of our by-laws in French from the Clerk of the Register of Commerce and Companies of Créteil, France.

For a complete discussion of directors’ powers under French law and the Company’s bylaws, please see “Item 6A- Directors and Senior Management”.

For the Company’s registration number and corporate purpose, please see “Item 4. Information on the Company – History and Development of ILOG”.

For information related to the rights of ADS holders, see the Form F-6, which is hereby incorporated by reference herein.

For information purposes, the by-laws of the Company have been amended on September 28, 2007 to reflect a new share capital in the amount of €19,194,198.

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

Since the by-laws do not contain any provisions relating to the Directors’ compensation, French law described under Item 6 A. and Item 6 C. applies without restriction.

2006/2007 Form 20-F | ILOG | 74

Back to Contents

The entering into of arrangements or contracts in which a Director is interested is subject to the prior consent of our Board of Directors and must be approved by our shareholders’ meeting. Our bylaws refer to the applicable French laws described under Item 6 C. Please see “Item 6 C – Board Parties”. Directors, other than legal entities, are forbidden to contract loans from the Company in any form whatsoever, to secure an overdraft from it, as a current account or otherwise, or to have the Company guarantee or secure their commitments toward third parties. The same prohibition applies to the CEO (directeur général), the deputy CEO (directeur général délégué) and the permanent representatives of legal entities that are Directors. It also applies to spouses, ascendants and descendants of the foregoing persons, as well as to all intermediaries.

2.

Shareholders’ Meetings and Voting Rights

Resolutions will be proposed for approval at the shareholders’ meeting scheduled for November 29, 2007 to amend the by-laws to comply with new French regulations, reflected in the text below.

General

In accordance with French law, there are two types of shareholders’ meetings, ordinary and extraordinary.

Ordinary shareholders’ meetings are required for matters such as:

•

electing, replacing and removing Directors;

•

determining Directors’ fees;

•

appointing an independent registered public accounting firm;

•

approving the annual accounts; and

•

declaring dividends or authorizing dividends to be paid in shares.

Under French law, the issuance of debt securities by French commercial companies may be decided by the Board of Directors, and no authorization by the shareholders at the ordinary shareholders’ meeting is necessary.

Extraordinary shareholders meetings are required for approval of matters such as amendments to the Company’s by-laws and rights of holders of any category of shares, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

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

•

any interested party, in emergency situations;

•

the workers’ committee in emergency situations;

•

duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the Company’s voting rights; or

•

majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

2006/2007 Form 20-F | ILOG | 75

Back to Contents

Notice of Shareholders’ Meetings

The Company must announce shareholders’ meetings at least 35 days in advance by means of a preliminary notice, which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO,” and must be sent to the AMF prior to publication. This preliminary notice must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

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

Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors following the publication of the preliminary notice in the BALO but not later than 25 days prior to shareholders’ meeting by:

•

one or several shareholders holding at least 1.54% of the shares calculated on the basis of a formula relating to the Company’s share capital;

•

a duly qualified association of shareholders, each of whom held shares in registered form for at least two years and who together hold at least 2.26% of the voting rights calculated on the basis of a formula relating to the Company’s share capital; or

•

the workers’ committee.

Shareholders wishing to submit additional resolutions must provide to the Board of Directors a certificate from their accredited intermediary evidencing share ownership. This certificate must be issued again at midnight on the third business day prior to the shareholders’ meeting.

The Board of Directors must submit these resolutions to a vote of the shareholders.

In addition, during the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the Board of Directors. The questions must be received by the Company no later than four business days prior to the meeting and be accompanied by a certificate from an accredited intermediary evidencing share ownership. The Board of Directors is then obliged to respond to these questions.

Attendance and Voting at Shareholders’ Meetings

Each Share confers on a shareholder the right to one vote. Shareholders may attend ordinary shareholders meetings and extraordinary shareholders’ meetings and exercise their voting rights, subject to the conditions specified in French law and the Company’s by-laws. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary shareholders meeting or to vote by mail or, upon decision of the Board, by videoconference or by other means of telecommunication allowing shareholders to be identified.

In accordance with French law, a precondition for exercising any voting rights is that a holder of shares of the Company has his/her securities registered in his/her name or in the name of his/her intermediary at midnight (Paris time) on the third business day preceding the meeting, either in registered form or in bearer form.

In the case of a holder of shares in bearer form, the accredited intermediary must issue a certificate (attestation de participation) as an exhibit to the voting form (formulaire de vote à distance), the proxy or the admission card (carte d’admission) at midnight (Paris time) on the third business day preceding the meeting.

2006/2007 Form 20-F | ILOG | 76

Back to Contents

The Company’s by-laws provide that shareholders may, if the Board of Directors so approve when the meeting is convened, participate in a shareholders’ meeting by videoconference or by other means of telecommunication provided shareholder identification is possible in accordance with applicable laws and regulations.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their Shares or duly presented a certificate from their accredited financial intermediary may participate in shareholders’ meetings. Shareholders may participate and vote in shareholders’ meetings either in person, by proxy, by mail, or upon decision of the Board, by videoconference or by any other means of telecommunication allowing shareholders to be identified.

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

In addition, shareholders may vote by mail or email. The Company must send shareholders a voting form. The completed voting form must be returned by the shareholder to the Company at least three days prior to the date of the shareholders’ meeting.

Quorum

French law requires that shareholders having at least 20% of the shares entitled to voting rights must be present in person or voting by mail, by proxy or by videoconference or by any other means of telecommunication that allows shareholders to be identified to satisfy the quorum requirement for:

•

an ordinary shareholders’ meeting; and

•

an extraordinary shareholders’ meeting’s resolution whereby an increase in the Company’s share capital is proposed through incorporation of reserves, profits or share premiums.

The quorum requirement is 25% of the shares entitled to voting rights, on the same basis, for any other extraordinary shareholders’ meeting’s resolution, and a third in the case of a special meeting of the shareholders.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. Therefore, no quorum is required when an adjourned extraordinary meeting is resumed only to approve an increase in the Company’s share capital through incorporation of reserves, profits or share premiums. In the case of any other resumed extraordinary meeting, or special meeting, shareholders having at least 20% of outstanding voting rights must be present in person or voting by mail or by proxy and by videoconference or by any means of telecommunication allowing them to be identified for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

2006/2007 Form 20-F | ILOG | 77

Back to Contents

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

3.

Dividends

The Company may only distribute dividends out of the Company’s “distributable profits” plus any amounts held in the Company’s reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or the Company’s by-laws. “Distributable profits” consist of the Company’s unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law or the Company’s by-laws.

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

Approval of Dividends

According to French law, the Board of Directors may propose a dividend for approval by the shareholders at the annual shareholders’ meeting. If the Company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by the Company’s independent registered public accounting firm, the Board of Directors may distribute interim dividends. The amount of such interim dividends cannot exceed the amount of the profits of the Company for the period covered by the interim income statement. The Board of Directors may declare, subject to French law, interim dividends paid in cash, without obtaining shareholders’ approval. For interim dividends paid in Shares, prior authorization by an ordinary shareholders’ meeting is required.

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

2006/2007 Form 20-F | ILOG | 78

Back to Contents

In addition, the Company’s by-laws authorize the shareholders, in an ordinary meeting, to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or shares.

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

•

any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to extraordinary shareholders’ meetings. However, the extraordinary shareholders’ meeting may delegate to the Board of Directors its powers to decide, within certain limits, upon capital increases.

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

2006/2007 Form 20-F | ILOG | 79

Back to Contents

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

6.

Form, Holding and Transfer of Shares

Form of Shares

The Company’s by-laws provide that the Shares may be held in registered or bearer form.

Right to own Shares

The by-laws contain no other limitations on the rights to own securities, other than the indication that the Company may require the repurchase, subject to the conditions set forth in article L. 228-35-10 of the French Commercial Code, either of all of its Shares with a preferential dividend and no voting right, or of a category of such Shares. The Company has not issued any Shares with a preferential dividend and no voting right.

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

Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account maintained by such accredited intermediary with Euroclear. This account is separate from the Company’s account with Euroclear. Each accredited intermediary maintains a record of Shares held through it and will issue certificates of registration in respect thereof. The Company’s by-laws permit the Company to request that Euroclear provide the Company at any time with the identity of the holders of the Company’s Shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of Shares or other securities so held.

2006/2007 Form 20-F | ILOG | 80

Back to Contents

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

Transfer of Shares

The Company’s by-laws do not contain any restrictions relating to the transfer of Shares.

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

French law and AMF regulations impose additional reporting requirements on persons, acting alone or in concert with others, who come to own more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file with the AMF and such listed company, a report within ten trading days of the date such thresholds being crossed. In this report the acquirer must specify its intentions for the following 12-month period including whether or not such person or persons intend to continue its purchases, to acquire the control of such company or to seek a nomination to the company’s Board of Directors. This report must be filed with the AMF and such listed company. The AMF publicly releases the notice. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or its shareholders. Upon any change of intention, it must file a new report.

Under AMF regulations, and subject to limited exemptions, any person or persons acting in concert who comes to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

2006/2007 Form 20-F | ILOG | 81

Back to Contents

In order to permit shareholders to give the notice required by law, the Company must publish information with respect to the total number of voting rights outstanding as of the date of the Company’s annual shareholders’ meeting in the BALO not later than 15 calendar days after such meeting. In addition, if the number of outstanding voting rights changes by at least 5% between two ordinary shareholders’ meetings, the Company must publish in the BALO, within 15 calendar days of such change, the number of voting rights then outstanding and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (décision et information), mentioning the date each such number was updated. In order to facilitate compliance with the notification requirements, the form of threshold-crossing declaration form is available in English on the website of the AMF: www.amf-france.org.

In case of a violation of the notification requirements provided for under French law, the undeclared share capital interest in excess of the required notification level will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with such notification requirement. In addition, any shareholder who fails to comply with the above legal requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Company’s chairman, any shareholder or the AMF, and may be further subject to a €18,000 fine.

The Company’s by-laws do not contain any provisions governing the ownership threshold above and below which shareholder ownership must be disclosed. Accordingly, only legal provisions described above shall apply.

9.

Trading in the Company’s Shares

Under AMF regulations and European Regulation EC 2273/2003, as amended, we may trade in our own Shares in “buy-back” programs or to stabilize the trading of our Shares.

To be valid, a buy-back program must aim at reducing the capital of an issuer or to meet obligations arising from any of the following:

•

debt financial instruments exchangeable into equity instruments;

•

employee share option programs or other allocations of shares to employees of the issuer or of an affiliate company; or

•

implementation in connection with “market practice” recognized by the AMF. As of the date of filing of this Annual Report, the AMF has recognized two market practices: (i) the buy-back of shares in order to exchange them or use them as a means of payment in the framework of external growth transactions and (ii) the buy back of shares in the framework of liquidity agreements.

Moreover, any trade executed in the framework of a buy-back program is valid if it meets the following three requirements:

•

the issuer must not, when executing trades under a buy-back program, purchase shares at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the market where the purchase is carried out;

•

when ILOG carries out the purchase of own shares through derivative financial instruments, the exercise price of those derivative financial instruments shall not be above the higher of the price of the last independent trade and the highest current independent bid; and

•

ILOG must not purchase more than 25% of the average daily trading volume of the Shares in any one day on the regulated market on which the purchase is carried out.

There are two periods (“closed periods”) during which ILOG is not permitted to trade in its own securities: (i) during the period where the issuer has decided to delay the public disclosure of inside information and (ii) during the period of fifteen days preceding the publication of consolidated annual accounts, quarterly or semi-annual accounts.

Prior to the start of trading, full details of the program must be disclosed to the public. ILOG must declare, by publishing a press release on the AMF and ILOG’s websites, every share repurchase no later than 7 trading days after such transactions. ILOG must also file with the AMF on a monthly basis all share repurchase transactions made during the 24-month period preceding such filing.

On April 10, 2006, in accordance with the objective d) of the buy-back program relating to the improvement and the maintaining of the liquidity of ILOG’s Shares, we entered into a liquidity contract with Oddo Corporate Finance (“Oddo”) pursuant to the Code of Practice of the Association Française des Entreprises d’Investissement, as approved by the AMF in its decision of March 22, 2005 (“Liquidity Contract”). We mandated Oddo to improve and to maintain, on our behalf, the liquidity of ILOG’s Shares on Euronext Paris. The term of the Liquidity Contract runs from March 31, 2006 through December 31, 2007 and is subject to automatic renewal for subsequent 12-month periods. The Company has allocated one million euros for implementation of the Liquidity Contract. The Liquidity Contract is limited to the Company’s Shares traded on Euronext Paris. The Liquidity Contract may be terminated by the Company at any time without prior notice, by Oddo with two-months’ prior notice to the Company or at any time without prior notice upon termination of a related liquidity provider agreement between Oddo and Euronext Paris, and under one other specific circumstance related to Oddo’s purchase of Shares. According to the AMF decision dated March 22, 2005, these closed periods do not apply to trading pursuant to a liquidity agreement.

2006/2007 Form 20-F | ILOG | 82

Back to Contents

According to the Company’s by-laws dated September 28, 2007, the Board of Directors must present, on an annual basis, to the shareholder’s meeting, a specific report regarding the share repurchase transactions, including the number, the price and the volume of the acquired shares and any changes to the initial objectives.

Last, ILOG may trade in its own Shares to stabilize the market. However, this trading can be carried out only for a limited time period after a securities offering. Detailed information must then be disclosed to the market. Such trading shall not in any circumstances be executed above the price of the offering.

10.

Purchase of the Company’s Own Shares

Under French law, the Company may not subscribe to an issuance of its own shares. However, the Company may, directly or through an intermediary acting on its behalf, acquire up to 10% of the Company’s share capital for an aggregate price not to exceed an amount to be determined, pursuant to a shareholders’ authorization.

The Company must hold any Shares it repurchases in registered form. These Shares also must be fully paid up. Shares repurchased by the Company are deemed outstanding under French law but are not entitled to dividends or voting rights, and the Company may not exercise any preemptive subscription rights attached to them.

The shareholders, at an extraordinary shareholders’ meeting, may decide not to take these Shares into account in determining the preemptive subscription rights attached to other Shares. However, if the shareholders decide to take them into account, the Company must either sell the rights attached to the Shares the Company holds on the market prior to the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

On November 30, 2006, the shareholders of ILOG renewed their authorization to the Board of Directors to repurchase up to 10% of ILOG’s total outstanding share capital at a maximum purchase price of €20 per Share and a minimum sale price of €5 per Share. The total amount of such repurchases may not exceed 20 million euros. This authorization will expire on the date of the ordinary shareholders’ meeting called to approve the accounts for the fiscal year ending June 30, 2007. The authorization granted on November 30, 2006 has been used to repurchase 615,521 shares as of August 31, 2007. ILOG has submitted to the SEC, reports on Form 6-K detailing repurchases of Shares pursuant to this authorization.

On November 29, 2007, the shareholders will be asked to authorize the Board of Directors to repurchase up to 10% of the Company’s total outstanding share capital at a maximum purchase price of €20 per Share. The resolution will provide that the total amount of such repurchase may not exceed 20 million euros notably with a view to:

•

provide consideration in the context of an acquisition or of an exchange of the Company’s Shares including in the context of external growth or issuance of securities giving access to the Company’s share capital;

•

implement stock purchase plans pursuant to applicable laws, in particular through profit-sharing, the award of stock-options, or through a corporate pension fund (Plan d’Epargne Entreprise), or other allocations of Shares for the benefit of the employees or executives of the Company or its affiliates;

•

cancel repurchased Shares, subject to extraordinary shareholders’meeting approval of a specific resolution;

•

maintain the liquidity of the Shares market through a liquidity contract entered into with an investment services provider.

2006/2007 Form 20-F | ILOG | 83

Back to Contents

This authorization will void and replace the authorization which was granted by the shareholders at the Company’s ordinary shareholders meeting held on November 30, 2006.

The new authorization, if approved by the shareholders, will expire on the date of the ordinary shareholders’ meeting called to approve the accounts for the fiscal year ending June 30, 2008.

For the Company’s share repurchases pursuant to the liquidity contract executed on April 10, 2006, please see “Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

C.

Material Contracts

See the description of the LogicTools Merger agreement in “Item 4 – Information on the Company. B – Business Overview – Recent Developments” and the description of the Plan of Grants of Free Shares in “Item 6 – Directors, Senior Management and Employees – E – Share Ownership – Options Plans – Free Shares”.

D.

Exchange Controls

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by ILOG to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. The payment of any dividends to foreign shareholders must be made through an accredited intermediary. All registered banks and substantially all credit establishments in the Republic of France are accredited intermediaries.

Ownership of ADSs or Shares by Non-French Residents

Under French law, there is no limitation on the right of non-French residents or non-French shareholders to own, or where applicable, to vote securities of a French company. However, holders of ADSs may have to follow certain specific procedures, see “Item 3 D. – Holders of ADSs may be subject to additional risks related to holding ADSs rather than Shares.”

Under the French Monetary and Financial Code, an authorization (autorisation préalable) is no longer required prior to acquiring a controlling interest in a French company, with exceptions regarding certain sensitive economic areas, such as defense and pathogenic or toxic agents, for which foreign investors (including EU investors) must seek a prior authorization. However, both EU and non-EU residents must file an administrative notice (déclaration administrative), with French authorities in connection with the acquisition of a controlling interest in any French company. Such administrative notice must also be filed in connection with certain investments made by a French company under foreign control. Under existing administrative rulings, ownership of more than 33 1/3% of a French company’s share capital or voting rights is, for instance, regarded as a direct investment subject to an administrative notice. A declaration for statistical purposes must also be made upon the acquisition or divestiture of at least 10% of the Shares.

2006/2007 Form 20-F | ILOG | 84

Back to Contents

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

This summary does not purport to address all of the tax consequences to U.S. Holders. It also does not take into account the specific circumstances of any particular U.S. Holder although such circumstances might materially affect the general tax treatment of such U.S. Holder. This summary does not address all aspects of U.S. federal income taxation that may apply to U.S. Holders that are subject to special tax rules, including, without limitation, U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities-broker dealers, holders that directly, indirectly or by attribution own 10% or more of our outstanding shares of capital or voting stock, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the U.S. dollar. The discussion below does not address the tax treatment of partnerships or persons who hold shares or ADSs through a partnership or other pass-through entity. U.S. Holders of shares or ADSs are advised to consult their own tax advisors, with respect to the U.S. federal, state and local tax consequences, French tax consequences, and other tax consequences of the ownership and disposition of shares or ADSs and their eligibility for benefits under the Treaty.

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

Under the Treaty, dividends paid to U.S. Holders that are not effectively connected to a permanent establishment or fixed base maintained in France are subject to a reduced rate of 15% for U.S. individual Holders owning less than 10% of the outstanding shares of ILOG or 5% for U.S. corporate Holders owning directly or indirectly at least 10% of the outstanding shares of ILOG. The Holder must be the beneficial owner of the shares of ILOG.

2006/2007 Form 20-F | ILOG | 85

Back to Contents

U.S Holders should generally be entitled to benefit from the immediate application of the reduced withholding tax at the Treaty rate of 15%, provided that they complete French Treasury Form Certificate of Residence for French Dividend Tax Relief, have it certified by the U.S. Internal Revenue Service, and send it to the paying agent before the dividend payment date.

Dividend Tax Credit

When French resident individuals receive dividends from French corporations, they may benefits from (i) a tax allowance of 40% applicable to amounts distributed, (ii) a tax rebate of €1.525 or €3.050 according to the familial situation of the taxpayer and (iii) a tax credit equal to 50% of the distributed amounts, subject however to a maximum credit amount of €115 or €230 according to the familial situation of the taxpayer.

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

United States

Taxation of Dividends

Subject to the discussion under “Passive Foreign Investment Company Rules,” the gross amount of any dividend paid (prior to reduction for French withholding taxes) to a U.S. Holder, other than certain pro rata distributions of our shares, will generally be included in the gross income of a U.S. Holder as ordinary dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on the day the amount is actually or constructively received by the U.S. Holder in the case of shares, or by the depositary in the case of ADSs. The gross amount of any tax credit discussed above under “ – France – Dividend Tax Credit” (before reduction for any French withholding tax) also will be treated as dividend income. Dividends with respect to our shares or ADSs will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

2006/2007 Form 20-F | ILOG | 86

Back to Contents

“Qualified dividend income” received by non-corporate U.S. Holders for this tax year and in taxable years beginning before January 1, 2011, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period and other requirements are met. For this purpose, “qualified dividend income” generally includes dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. The Treaty has been identified by the U.S. Treasury as a qualifying treaty. We currently anticipate that if we were to pay any dividends with respect to our shares or ADSs, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that qualified non-corporate U.S. Holders should be entitled to the reduced rates of tax, as applicable. Dividends paid by us will not qualify for reduced rates if we are a passive foreign investment company in the year in which the dividends are paid or in the preceding tax year. The ability of a taxpayer to utilize any foreign tax credits attributable to qualified dividend income is subject to limitations and you are urged to consult your own tax adviser regarding the impact of these limitations in your particular situation.

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

The amount of any distribution paid in euros will be included in a U.S. Holder’s income at an amount equal to the U.S. dollar value of the euro based on the exchange rate in effect on the date of receipt by the U.S. Holder in the case of shares, or by the depositary in the case of ADSs, regardless of whether the payment is converted into U.S. dollars. If the euro received as a distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. However, the U.S. Holder will be required to include gain or loss in income if the U.S. Holder later exchanges the euros for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of euros for U.S. dollars. Such gain or loss, if any, recognized by a U.S. Holder will generally be United States source ordinary income or loss. In addition, if a U.S. Holder receives a refund described in “ – France – Dividend Tax Credit”, such U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of such refund, which would generally be United States source ordinary income or loss.

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

2006/2007 Form 20-F | ILOG | 87

Back to Contents

Taxation of Dispositions

Subject to the discussion under “Passive Foreign Investment Company Rules,” a U.S. Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of shares or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the shares or ADSs. Because our shares and ADSs are traded on securities markets, a cash basis U.S. Holder (or an electing accrual basis U.S. Holder) who receives euros for the sale or disposition may be required to compute the U.S. dollar value of the amount realized at the spot rate on the settlement date, and other U.S. Holders may be required to determine the U.S. dollar value of the amount realized as of the date of sale. The gain or loss on the sale or other disposition of our shares or ADSs will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares or ADSs exceeds one year. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 15%. For corporate U.S. Holders, capital gains are currently taxed at the same rate as ordinary income. The deductibility of a capital loss, however, is subject to limitations for both non-corporate and corporate U.S. Holders. Any capital gain or loss that a U.S. Holder recognizes will generally be treated as United States source.

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

2006/2007 Form 20-F | ILOG | 88

Back to Contents

F.

Dividends and Paying Agents

Not Applicable.

G.

Statements by Experts

Not Applicable.

H.

Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, as they apply to foreign private issuers and, in accordance therewith, we are required to file and submit reports, including Annual Reports on Form 20-F and Reports on Form 6-K, and other information with the SEC. Any filings and submissions that we are required to make electronically, including this Annual Report and the exhibits hereto, are available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. All public materials filed or submitted with the SEC, including this Annual Report and the exhibits hereto, may also be inspected and copied at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I.

Subsidiary Information

Not Applicable.

2006/2007 Form 20-F | ILOG | 89

Back to Contents

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

Currencies

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, which is our financial reporting currency for the Consolidated Financial Statements included herein. Approximately 33% of our sales and 51% of our operating expenses in fiscal year 2007 were denominated in euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. For the year ended June 30, 2007, the effect of a 10% hypothetical uniform strengthening in the value of the euro relative to the U.S. dollar would have resulted in an increase in revenues of $5.3 million and operating expenses of $8 million with a decrease in operating income of approximately $2.7 million and decrease in earnings per share of $0.14.

Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Also, currency exchange rate movements of foreign currency denominated receivables and payables recorded by the Company and each of its subsidiaries, including their respective intercompany accounts, result in the reporting of realized and unrealized exchange gains or losses in our income statement. In order to mitigate the impact of exchange rate fluctuations, we enter into foreign exchange derivative financial instruments to protect against foreign currency rate improvements relative to the euro for anticipated cash flows from transactions between the Company and its subsidiaries. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results. See “Item 3.D. Risk Factors – 2. Risks that could adversely affect our Business operations – Currency fluctuations could result in lower profitability for us in dollar terms and the reporting of exchange losses.”

Interest rates

We believe we do not have any significant risk with regard to interest rate fluctuation and accordingly we do not hedge for interest rate exposure.

Item 12.

Description of Securities Other Than Equity Securities

Not Applicable.

2006/2007 Form 20-F | ILOG | 90

Back to Contents

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.

Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

As of June 30, 2007, the end of the period covered by this Annual Report on Form 20-F, the Company, under the supervision and with the participation of the Company’s management, including the Company’s Chairman and Chief Executive Officer, Pierre Haren, and Chief Financial Officer, Jérôme Arnaud, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on this evaluation, the Company’s Chairman and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company’s management recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management’s control objectives. The Company’s management, including its Chairman and Chief Executive Officer and Chief Financial Officer, believe that, as of June 30, 2007, the Company’s disclosure controls and procedures were effective to provide reasonable assurance of achieving management’s control objectives.

Management’s Report on Internal Control over Financial Reporting

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

2006/2007 Form 20-F | ILOG | 91

Back to Contents

Pursuant to the rules of the SEC, the following management report on internal control over financial reporting is being “furnished” to the SEC and shall not be deemed to be “filed” with the SEC for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section.

Beginning with the fiscal year ending June 30, 2007, Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or Section 404, require us to include an internal control report of management with our Annual Report on Form 20-F. The internal control report contains:

•

a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting;

•

a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting;

•

management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective.

In August 2006, the SEC issued a release, extending for an additional year the auditors’ attestation report compliance deadline for foreign private issuers that (a) have at least $75 million but less than $700 million in public float, (b) meet the other conditions required of accelerated filers and (c) file their annual reports on Form 20-F or 40-F. As a result of this extension, we will provide the first auditor’s attestation report on our internal control over financial reporting in accordance with the Section 404(b) requirement for fiscal year ending June 30, 2008.

At present, our management is responsible for establishing and maintaining adequate “internal control over financial reporting” as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. GAAP.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentations. Also, the effectiveness of internal control over financial reporting may deteriorate in future periods due either to changes in conditions or declining levels of compliance with policies or procedures.

Management has assessed the effectiveness of our internal control over financial reporting as of June 30, 2007. In making its assessment, management has based its assessment on the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control – Integrated Framework. Management concluded, and hereby reports that based on its assessment, our internal control over financial reporting was effective as of June 30, 2007.

In addition, pursuant to article L. 225-37 of the French Commercial Code, the Chairman of our Board of Directors is required to deliver a special report in connection with the annual shareholders’ meeting regarding the Board’s governance practices and the status of ILOG’s internal control procedures. This report is required to describe, among other things, the organization of our internal control, the employees responsible for internal control, the underlying documents related to our internal controls (code of business conduct and ethics or others) and the internal control procedures that we currently have in place, including internal controls designed for purposes of preparing ILOG’s financial information and Consolidated Financial Statements. This report must also include a Chairman’s opinion regarding the efficiency of ILOG’s internal procedures, along with the independent registered public accounting firm’s (Commissaires aux Comptes) report on the Chairman’s opinion regarding the efficiency of ILOG’s internal procedures.

As previously noted, our independent auditors have not certified as to the effectiveness of our internal control over financial reporting in this Annual Report.  If our independent auditors are unable to attest to the effectiveness of our internal control over financial reporting when they first assess our internal control over financial reporting for our Annual Report on Form 20-F for the fiscal year ending June 30, 2008, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements and we may be required to incur costs in improving our internal control over financial reporting and the hiring of additional personnel and consultants.  Any such actions could negatively affect our results.

2006/2007 Form 20-F | ILOG | 92

Back to Contents

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occured during the fiscal year ended June, 2007 that have materially affected, or that are reasonably likely to materially affect our internal controls over financial reporting.

Item 16.

Audit Committee and other Financial Related Information

A.

Audit Committee financial expert

Our Board of Directors has determined that Mr Pierre-Michel Peugnet is an Audit Committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the Audit Committee financial expert designation will not result in such person being deemed an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933 and does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the Audit Committee of the Board of Directors in the absence of such designation. His curriculum is presented under Item 6 of this Annual Report on Form 20-F. Mr Peugnet is an “independent” Director within the meaning of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

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

The “Code of Business Conduct and Ethics” and the “Supplementary Code of Ethics and Business Conduct for Designated Executives” are available on our internet website (www.ilog.com). We further undertake to provide to any person, upon request and without charge, a copy of these Codes of Ethics. Please address your request to Kim Funk, VP and General Counsel, 195 W. Fremont Avenue, Sunnyvale, California 94087.

2006/2007 Form 20-F | ILOG | 93

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

C.

Principal Accountant Fees and Services

Fees paid by ILOG to its U.S. independent registered public accounting firm and the members of its network in fiscal year 2007 and fiscal year 2006 were as follows (in thousands of euros):

	Ernst & Young Audit		Audit & Diagnostic(d)
	fiscal year	fiscal year	fiscal year	fiscal year
	2007	2006	2007	2006
Audit fees(a)	€844	€740	€65	€55
Audit-related fees(b)	216	107	-	-
Tax fees(c)	-	4	-	-
All other services(e)		23	3
TOTAL	€1,060	€874	€68	€55

(a)

Audit fees paid to Ernst & Young Audit include the audit of our Consolidated Financial Statements in accordance with U.S. GAAP, the statutory audit of us and the audit of certain of our subsidiaries, the review of our quarterly and semi-annual financial statements, SEC registration statements and other filings, and certain certifications required for French regulatory purposes.

(b)

Audit-related fees include assistance with respect to the Company’s implementation of Section 404 of the Sarbanes-Oxley Act and due diligences related to acquisitions.

(c)

Tax fees include a detailed review of the Company’s transfer pricing policy and its compliance with tax rules, as well as tax compliance in Singapore and in the UK.

(d)

Audit & Diagnostic are co-statutory auditors required by French law.

(e)

Miscellaneous accounting consultations.

All fees paid to Ernst & Young Audit in the fiscal years 2007 and 2006 were pre-approved by the Audit Committee. The Company’s Audit Committee is required to review and approve in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the committee for the pre-approval of such services, including through delegation of authority to a member of the committee. Any service that is approved pursuant to a delegation of authority to a member of the committee must be reported to the full committee at its next scheduled meeting.

D.

Exemptions from the Listing Standards for Audit Committees

None.

2006/2007 Form 20-F | ILOG | 94

Back to Contents

E.

Purchases and Sales of Equity Securities by the Issuer and Affiliated Purchasers

In fiscal year 2007, ILOG carried on a share repurchase program implemented in 2005. The following table sets forth information with respect to ILOG’s share repurchases in the 2007 and 2006 fiscal years up to August 31, 2007.

	Total number of shares purchased(a)	Average price paid per share (in euros)	Total number of shares sold	Average price received per share (in euros)	Net number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs(a)
Total at August 31, 2005	259,901	11.82	-		259,901	1,540,640
Total at August 31, 2006	796,853		(282,021)		514,832	1,340,049
September 2006	36,935	(8.95)	(40,954)	(9.04)	(4,019)	1,352,158
October 2006	80,638	(9.55)	(59,281)	(9.59)	21,357	1,333,844
November 2006	64,945	(9.48)	(70,625)	(9.43)	(5,680)	1,348,758
December 2006	138,807	(9.60)	(84,098)	(9.69)	54,709	1,299,439
January 2007	83,803	(10.34)	(84,807)	(10.36)	(1,004)	1,302,571
February 2007	61,159	(10.50)	(58,285)	(10.52)	2,874	1,309,942
March 2007	70,880	(10.01)	(54,158)	(10.07)	16,722	1,296,730
April 2007	43,249	(10.05)	(37,987)	(10.18)	5,262	1,292,285
May 2007	37,169	(9.48)	(46,240)	(9.49)	(9,071)	1,305,093
June 2007	40,340	(9.32)	(33,947)	(9.33)	6,393	1,303,871
July 2007	39,604	(9.34)	(42,729)	(9.35)	(3,125)	1,312,795
August 2007	56,470	(8.40)	(40,199)	(8.51)	16,271	1,303,889
Total at August 31, 2007	1,550,852		(935,331)		615,521

(a)

Since November 30, 2004, the shareholders of ILOG authorized the Board of Directors to repurchase up to 10% of ILOG’s total outstanding share capital at a maximum purchase price of €13 and a minimum sale price of €3. The total amount of such repurchases may not exceed 15 million euros. On November 30, 2006, the shareholders of ILOG renewed their authorization to the Board of Directors to repurchase up to 10% of ILOG’s total outstanding share capital at a maximum purchase price of €20 and a minimum sale price of €5. The total amount of such repurchases may not exceed 20 million euros. This authorization will expire on the date of the ordinary shareholders’ meeting called to approve the accounts for the fiscal year ending on June 30, 2007, which is currently scheduled for November 29, 2007. At that meeting, the shareholders will be asked to authorize the Board of Directors to adopt a new share repurchase plan allowing for a maximum purchase price of €20. All purchases and sales were made pursuant to this authority. ILOG has submitted to the SEC, Reports on Form 6-K detailing repurchases of shares pursuant to this authority. The repurchases are subject to the provisions of French law. See “Item 10. Additional Information – B.9. Purchase of the Company’s Own Shares”.

2006/2007 Form 20-F | ILOG | 95

Back to Contents

Treasury stock, under the current buy-back program, may be used a) to reduce the Company’s share capital by cancellation of such shares, b) to provide shares for distribution to the company’s employees, c) be used in connection with an acquisition, or d) used to improve the liquidity of the Shares on the market. On April 10, 2006, and in accordance with the objective d) of our buy-back program, relating to the improvement and the maintaining of the liquidity of ILOG’s Shares, we entered into a liquidity contract with Oddo Corporate Finance (“Oddo”) pursuant to the Code of Practice of the Association Francaise des Entreprises d’Investissement, as approved by the AMF in its decision of March 22, 2005 (“Liquidity Contract”). We mandated Oddo to improve and to maintain, on our behalf, the liquidity of ILOG’s Shares on Euronext Paris. The term of the Liquidity Contract runs from March 31, 2006 through December 31, 2007 and is subject to automatic renewal for subsequent 12-month periods. The Company has allocated one million euros for implementation of the Liquidity Contract. The Liquidity Contract is limited to the Company’s Shares traded on Euronext Paris. The Liquidity Contract may be terminated by the Company at any time without prior notice, by Oddo with two-months’ prior notice to the Company or at any time without prior notice upon termination of a related liquidity provider agreement between Oddo and Euronext Paris, and under one other specific circumstance related to Oddo’s purchase of Shares.

As of August 31, 2007, the Company had repurchased 615,521 shares, of its own Shares according to its repurchase program and liquidity contract, at an average price of €11.39  (or $15.38) since the implementation of the programs in 2006 and for a total purchase price of €7,010,000 (or $9,465,000). As of August 31, 2007, the Company had repurchased 539,963 shares directly on the market and net 75,558 shares indirectly on the market through the liquidity contract.

2006/2007 Form 20-F | ILOG | 96

Back to Contents

Part III

Item 17.

Financial Statements

Not Applicable.

Item 18.

Financial Statements

The following financial statements and schedule, together with the report of Ernst & Young Audit thereon, are filed as part of this Annual Report:

(Financial statement schedules I, III, IV and V are omitted as the information is not required, is not applicable or the information is presented in the financial statements or related notes thereto.)

2006/2007 Form 20-F | ILOG | 97

Back to Contents

Item 19.

Exhibits

The following exhibits are filed as part of this Annual Report:

1	By-laws, of ILOG S.A., as amended (unofficial English translation)
2.1

Form of Deposit Agreement, dated as of February 13, 1997 and amended August 1998, between the Company, the Depositary and the holders of American Deposit Shares. (Incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F/A for the year ended June 30, 2006 (File No. 001-29144))*

4.1	ILOG S.A. Plan for Grants of Free Shares 2006 (Incorporated by reference to the Form S-8 of ILOG S.A., filed with the Securities and Exchange Commission on January 11, 2007 (File No. 333-139925))*
4.2	LogicTools Merger Agreement
8	Subsidiaries of the Registrant
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15	Consent of Ernst & Young Audit relating to the incorporation by reference of the audit report
* Incorporated by reference

2006/2007 Form 20-F | ILOG | 98

Back to Contents

The Board of Directors and Shareholders of ILOG S.A.

We have audited the accompanying consolidated balance sheets of ILOG S.A. as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ILOG S.A. as of June 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respect the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted, as of June 30, 2007, the provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans”.

Paris-La Défense, France

October 5, 2007

ERNST & YOUNG Audit

/s/ DENIS THIBON

Represented by Denis Thibon

2006/2007 Form 20-F | ILOG | F-1

Back to Contents

Consolidated balance sheets

			June 30
(in thousands of U.S. dollars, and thousands of shares)		2007	2006
ASSETS
Current assets:
Cash and cash equivalents	Note 2	$46,040	$61,442
Short term investments	Note 3	8,616	7,804
Total cash, cash equivalents and short term investments		54,656	69,246
Accounts receivable (less allowance for doubtful accounts
of $1,129 and $479 at June 30, 2007 and 2006, respectively)		42,161	29,683
Value-added tax collectible on accounts receivable		2,728	1,536
Other receivables	Note 10	6,579	3,600
Deferred income taxes	Note 15	753	1,223
Prepaid expenses		2,813	2,971
Total current assets		109,690	108,259
Property and equipment-net	Note 5	9,555	4,582
Goodwill	Note 8	8,475	960
Intangible assets-net	Note 8	6,926	1,360
Equity investment-net	Note 7	6,765	465
Deferred income taxes	Note 15	800	-
Other long-term assets	Note 10	2,917	3,136
Total long-term assets		35,438	10,503
Total assets		$145,128	$118,762
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and other accrued expenses		$8,145	$7,939
Accrued compensation		15,773	14,109
Value-added tax payable		2,444	1,375
Current portion of capital lease obligations	Note 9	206	354
Deferred revenue		32,884	24,426
Other current liabilities		2,103	595
Total current liabilities		61,555	48,798
Long-term portion of capital lease obligations	Note 9	17	210
Other long-term liabilities	Note 11	2,536	942
Total long-term liabilities		2,553	1,152
Total liabilities		64,108	49,950
Commitments and contingencies	Note 16	-	-
Shareholders’ equity:
Shares, €1 nominal value, 19,062 and 18,542 shares issued, 18,460 and 18,078 shares outstanding at June 30, 2007 and 2006, respectively	Note 12	22,801	22,122
Additional paid-in capital		76,161	70,187
Treasury stock at cost		(8,511)	(6,890)
Accumulated deficit		(18,571)	(23,435)
Accumulated other comprehensive income		9,140	6,828
Total shareholders’ equity		81,020	68,812
Total liabilities and shareholders’ equity		$145,128	$118,762

See notes to Consolidated Financial Statements.

2006/2007 Form 20-F | ILOG | F-2

Back to Contents

Consolidated income statements

	Year Ended June 30,
(in thousands of U.S. dollars, and thousands of shares, except per share data)	2007	2006	2005
Revenues:
License fees	$74,970	$66,376	$67,707
Maintenance	44,435	38,115	34,158
Professional services	42,054	29,068	23,438
Total revenues	161,459	133,559	125,303
Cost of revenues:
License fees	1,489	1,014	1,031
Maintenance	5,024	4,303	3,870
Professional services	32,835	23,055	19,782
Total cost of revenues	39,348	28,372	24,683
Gross profit	122,111	105,187	100,620
Operating expenses:
Marketing and selling	64,117	56,391	53,364
Research and development	35,024	28,886	27,224
General and administrative	20,229	15,276	13,561
Total operating expenses	119,370	100,553	94,149
Income from operations	2,741	4,634	6,471
Financial income, net	2,413	1,107	832
Other non operating income, net	15	32	74
Loss from equity investments	(282)	(25)	-
Income before income taxes	4,887	5,748	7,377
Income taxes benefit (expense)	(23)	869	(650)
Net income	$4,864	$6,617	$6,727
Net income per share:
- basic	$0.27	$0.37	$0.38
- diluted	$0.26	$0.35	$0.36
Number of shares used in computing net income per share:
- basic	18,231	17,995	17,815
- diluted	18,445	18,936	18,722

See notes to Consolidated Financial Statements.

2006/2007 Form 20-F | ILOG | F-3

Back to Contents

Consolidated Statements of Cash Flows

	Year Ended June 30,
(in thousands of U.S. dollars)	2007	2006	2005
Cash flows from operating activities:
Net income	$4,864	$6,617	$6,727
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and other	3,521	2,549	2,926
Unrealized loss (gain) on fair value hedges	(47)	(150)	125
Gain on short-term investments	(291)	(173)	(173)
Deferred income taxes	(406)	(1,058)	(25)
Losses from equity in affiliates	282	25	-
Stock-based compensation	2,763	2,462	-
Net loss on sales of property and equipment	315	138	186
Increase (Decrease) in cash from:
Accounts receivable	(10,798)	(84)	(5,709)
Value-added tax collectible on accounts receivable	(1,069)	196	(542)
Other receivables	(2,446)	(520)	223
Prepaid expenses	368	(408)	(118)
Accounts payable and accrued expenses	38	2,234	618
Accrued compensation	1,580	(911)	3,973
Deferred revenue	7,418	1,041	5,246
Value-added tax payable	996	(477)	423
Other	1,398	(2,059)	(734)
Net cash provided by operating activities	8,486	9,422	13,146
Cash flows from investing activities:
Sale (Purchase) of short term investments, net	(314)	(7,352)	22,314
Purchases of property and equipment	(7,065)	(1,883)	(2,465)
Purchases of intangible assets	–	(613)	(168)
Purchases of equity method investments	(6,273)	–	(500)
Business acquisition - net of cash acquired(a)	(14,926)	–	(1,793)
Net cash provided (used) by investing activities	(28,578)	(9,848)	17,388
Cash flows from financing activities:
Principal payments on capital lease obligations	(367)	(496)	(602)
Cash proceeds from issuance of shares	3,890	4,391	3,317
Purchase of treasury stock	(1,621)	(6,177)	(713)
Net cash provided (used) by financing activities	1,902	(2,282)	2,002
Effect of exchange rate changes on cash and cash equivalents	2,788	2,420	(885)
Net increase (decrease) in cash and cash equivalents	(15,402)	(288)	31,651
Cash and cash equivalents, beginning of period	61,442	61,730	30,079
Cash and cash equivalents, end of period	$46,040	$61,442	$61,730
Supplemental disclosure
Income taxes paid	$585	$459	$691
Cash paid for interest	$14	$31	$44
(a) The cash acquired in LogicTools amounted to $615.

See notes to Consolidated Financial Statements.

2006/2007 Form 20-F | ILOG | F-4

Back to Contents

Consolidated Statements of Shareholders’ Equity

(in thousands of U.S. dollars, except for number of share data)	Shares		Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Shareholders’ equity
	Number	Amount
Balance July 1, 2004	17,625,699	12,048	70,091	–	(36,779)	4,378	49,738
Options exercised	235,065	284	1,670				1,954
Issuance of shares	140,643	138	1,187				1,325
Warrants exercised	4,000	3	35				38
Increase of share nominal value		8,997	(8,997)				–
Purchase of treasury stock				(713)			(713)
Components of comprehensive income:
Minimum pension liability adjustment						284	284
Unrealized gains on cash flow hedges						(319)	(319)
Translation adjustment						(634)	(634)
Net income					6,727		6,727
Total comprehensive income							6,058
Balance June 30, 2005	18,005,407	21,470	63,986	(713)	(30,052)	3,709	58,400
Options exercised	494,726	601	3,341				3,942
Warrants exercised	42,000	51	398				449
Stock based compensation			2,462				2,462
Purchase of treasury stock				(6,177)			(6,177)
Unrealized gains on cash flow hedges						378	378
Translation adjustment						2,741	2,741
Net income					6,617		6,617
Total comprehensive income							9,736
Balance June 30, 2006	18,542,133	22,122	70,187	(6,890)	(23,435)	6,828	68,812
Options exercised	516,331	675	3,151				3,826
Warrants exercised	4,000	4	60				64
Stock based compensation			2,763				2,763
Purchase of treasury stock				(1,621)			(1,621)
Unrealized gains on cash flow hedges						(210)	(210)
Translation adjustment						3,492	3,492
Net income					4,864		4,864
Total comprehensive income							8,146
Actuarial gains and losses upon adoption of FAS 158.						(970)	(970)
Balance June 30, 2007	19,062,464	22,801	76,161	(8,511)	(18,571)	9,140	81,020

See notes to Consolidated Financial Statements.

2006/2007 Form 20-F | ILOG | F-5

Back to Contents

Notes to Consolidated Financial Statements

1.

Nature of Business and Summary of Significant Accounting Policies

Nature of Business

ILOG S.A. and its subsidiaries (“the Company”) develop, market, support and provide professional services for software used for business rule management, resource optimization and visual interfaces. Our component software is not industry specific and can be configured for use in a wide variety of businesses. Several new optimization products in the late stages of development are directed to the semiconductor chip manufacturing, transportation and process manufacturing industries. Our customers, or upon request from our customers, our professional services department, use our software to develop strategic business applications or to solve complex business problems. Examples include insurance underwriting and claims handling, airline crew and equipment scheduling, government security operations, telecommunications network display, financial trading, commercial and residential lending, and order processing. Because of the horizontal or ‘generic’ nature of the functionality of our software components, additional development to fit the particular customer industry may be required. The Company’s products are distributed through its direct sales force, system integrators, value added resellers, independent software vendors and original equipment manufacturers.

ILOG S.A. is organized as a société anonyme, a form of corporation, under the laws of the Republic of France, and was founded in 1987.

Basis of Presentation and Principles of Consolidation

The accompanying Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States, which are applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

The accompanying Consolidated Financial Statements fully consolidate ILOG S.A. and its wholly owned subsidiaries located in the United States, Australia, China, Germany, Japan, Singapore, Spain and the United Kingdom. Companies over which ILOG exercises a significant influence are accounted for using the equity method, and include RTO, First technologies and Prima Solutions (both acquired in fiscal year 2007).

All significant intercompany balances and transactions are eliminated in consolidation.

Investments in which the Company is not able to exercise significant influence over the investee are accounted for under the cost method.

2006/2007 Form 20-F | ILOG | F-6

Back to Contents

Foreign Currency Translation and Risk Management

The functional currency of ILOG S.A. and its subsidiaries is the applicable local currency in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”, while the Company’s reporting currency is the U.S. dollar. Transaction gains and losses are reflected in net income.

All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the exchange rate in effect on the balance sheet date, (2) revenues and expenses at the respective monthly average exchange rates, and (3) shareholders’ equity accounts at historical exchange rates. Translation gains or losses are included in accumulated other comprehensive income within shareholders’ equity.

To minimize the Company’s risk from changes in foreign currency exchange rates, the Company enters into foreign exchange derivative financial instruments to cover anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. The Company complies with the Financial Accounting Standards Board issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activity” (FAS 133) as amended. FAS 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Fair value is determined by reference to published exchange rates.

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

Our software arrangements often include consulting and training services. Professional services revenues from these arrangements are generally accounted for separately from software license revenues as the services (1) are not essential to the functionality of the software license, (2) are available from other vendors, and (3) do not include significant modification or customization of the software. Revenues from time and material professional services are recognized as the services are performed. Revenues from fixed price professional services are recognized on a proportional performance basis. If there is a significant uncertainty on the project completion or receipt of payment for the professional services, revenue is deferred until the uncertainty is resolved.

When professional services are considered essential to a software deliverable or the arrangement involves significant customization or modification of software, both the license and professional service revenue under the arrangement are recognized under the percentage of completion method of contract accounting.

2006/2007 Form 20-F | ILOG | F-7

Back to Contents

Training revenue is recognized at the time service is performed.

Revenue from software maintenance agreements is recognized ratably over the arrangement period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues.

In bundled software arrangements that include rights to multiple software products and/or services, the Company recognizes revenues using the residual method as prescribed by the Statement of Position 98-9 “Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions.” Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance contracts is based on renewal rates as determined by the prices paid by the Company’s customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and professional services is based upon daily rates as determined by the prices paid by the Company’s customers when these services are sold separately.

Withholding taxes, which may be applicable in some tax jurisdictions, to sales transactions are recorded as a reduction of corresponding recognized revenues.

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

The terms of such obligations vary. Generally a maximum obligation is not stated. Because the obligated amount of these agreements are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on its balance sheet as of June 30, 2007 and 2006.

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

2006/2007 Form 20-F | ILOG | F-8

Back to Contents

Accounts Receivable

Accounts receivable are stated at nominal value net of allowances for doubtful accounts and credit notes. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other known factors. Our actual results could differ from these estimates. The allowance for doubtful accounts is recorded under general and administrative expenses.

Earnings per Share

Basic earning per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and dilutive equivalent shares outstanding during the period, and effect of purchase of own treasury shares. Dilutive equivalent shares consist of stock options and warrants. See also Note 14, “Earnings Per Share”.

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

The Company accounts for its marketable securities in accordance with FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. The Company classifies its marketable securities as available-for-sale securities and reports them at fair value with unrealized gains and losses reported in other comprehensive income.

2006/2007 Form 20-F | ILOG | F-9

Back to Contents

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade receivables. At June 30, 2007 and 2006, the carrying values of current financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of capital lease obligations approximated their market values, based on the short-term maturities of these instruments.

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

The Company enters from time to time into capital lease contracts. Capital lease contracts mainly relate to computer equipment. Amortization of capital lease equipment is included in depreciation expense.

Software Development Costs

The Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The establishment of technological feasibility and the on-going assessment of the recoverability of these costs require management’s judgment with respect to certain external factors, including, but not limited to, anticipated future gross license revenues, estimated economic life and changes in software and hardware technology. Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company’s products has been of relatively short duration, costs qualifying for capitalization were insignificant during the years ended June 30, 2007, 2006 and 2005, and accordingly, have been charged to research and development expenses in the accompanying income statements.

2006/2007 Form 20-F | ILOG | F-10

Back to Contents

Goodwill and Impairment of Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but in accordance with FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), the Company tests for impairment at least annually on March 31, or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. These tests are performed at the reporting unit level using a two steps, fair value based approach. The Company has determined that it has only one reporting unit – software components. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. The excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill, is recorded as an impairment loss.

Goodwill resulting from equity investments is classified in the balance sheet in the same line as the equity investments.

Intangible Assets

Intangible assets consist primarily of purchased software, customer lists and patents, sometimes acquired in the context of business combinations and identified separately from goodwill. The basis for valuation of these assets is their historical acquisition cost or fair value if acquired as part of a business combination. Amortization of intangible assets is calculated using the straight-line method over the shorter of the contractual or estimated useful life of the assets (generally 3 to 6 years).

Impairment of Long-lived Assets

The Company reviews the carrying value of its long-lived assets, including property and equipment, intangible assets and equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when quoted market prices are not available for the long-lived assets.  Estimated future cash flows are based on assumptions and are subject to risks and uncertainties.

2006/2007 Form 20-F | ILOG | F-11

Back to Contents

Research and Development Expenses and grants

Research and development costs are mainly composed of personnel costs, office costs, amortization of equipments and travel expenses, after deduction of European Union grants and French public subsidies which reduce the committed expenses on some specific research and development projects. Research and development expenses are also reduced by French tax credit received in connection with research costs incurred. Non conditional grants are reported as a reduction of research and development expenses in the periods when the projects are undertaken and the related expenses have been incurred.

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

The Company is subject to income taxes in France, the United States, and in some other foreign jurisdictions. Estimates largely contribute to the calculation of the provisions for income taxes. The effective tax rate on future income might be affected by changes in local tax regulations, or the Company’s ability to generate taxable income in foreign jurisdictions in order to use operating loss carry forwards, and by the assessment of the realization of its deferred tax assets. Deferred tax assets and liabilities are offset if they occur in the same tax jurisdiction, and are of the same nature.

A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be used. In evaluating the Company’s ability to realize its deferred tax assets the Company considers all available positive and negative evidence including its past operating results and its forecast of future taxable income. In determining future taxable income, the Company makes assumptions to forecast federal, state, and international operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies. These assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with the forecasts used to manage the Company’s business. The Company intends to maintain the remaining valuation allowance until sufficient further positive evidence exists to support further reversals of the valuation allowance. The Company’s future income tax expense recorded may be reduced to the extent of offsetting reversals in its valuation allowance.

Pensions, Retirement Indemnities and Other Post-Employment Benefits

The Company adopted FAS 158 (as required) for pension accounting as of June 30, 2007. FAS 158 required full recognition of the funding status of the Group’s pension plans in its balance sheet effective June 30, 2007 resulting in the recognition, through accumulated other comprehensive income, of the total actuarial gains and losses and prior service costs not yet recognized through the statement of income. No transition obligation remained unrecognized within the Company at June 30, 2007. Actuarial gains/losses are subsequently amortized in the statement of income. Future actuarial gains and losses not recognized in the statement of income under the corridor method will be recorded directly to equity as incurred as a component of other comprehensive income.

2006/2007 Form 20-F | ILOG | F-12

Back to Contents

Treasury Stock

Treasury stock purchases are accounted for at cost. The sale of treasury stock is accounted for using the first in first out method. Gains on the sale or cancellation of treasury stock are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in-capital to the extent that previous net gains from sales or cancellations of treasury stock are included therein, otherwise the losses shall be recorded to accumulated deficit account. Gains or losses from the sale or cancellation of treasury stock do not affect reported results of operations. Treasury stock, under the current buy-back programs, may be used to reduce the Company’s share capital by cancellation of such shares, provide shares for distribution to the company’s employees, and/or be used in connection with an acquisition, or to improve the liquidity of the Shares’ market through a liquidity contract entered into with an investment services provider.

Stock-Based Compensation Plans

The Company grants stock options to its employees and officers pursuant to shareholders’ approved stock option plans and provides employees the right to purchase shares of the Company pursuant to shareholders’ approved employee stock purchase plans. In fiscal year 2007, the Company gave for the first time free shares to its employees, according to the free share plan approved in 2005. These plans are described in Note 12 “Shareholders’ Equity”. The Company also grants warrants to purchase shares of the Company to its non employee directors. On July 1, 2005, the Company adopted the provisions of FAS 123 R “Share-based Payment” (“FAS 123R”) which requires recognition of stock-based compensation expense for all share-based payment awards based on fair value. Prior to July 1, 2005, the Company followed the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations for the accounting of stock-based compensation, as permitted by FAS 123, “Accounting for Stock Based Compensation” (“FAS 123”) and provided pro forma disclosure amounts in accordance with FAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” (“FAS 148”), as if the fair value method defined by FAS 123 had been applied to its stock-based compensation. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to FAS 123R. The Company applied the provisions of SAB 107 in its adoption of FAS 123R.

The Company elected to use the modified prospective transition method for adopting FAS 123R and has not restated results for prior periods. Under this transition method, stock-based compensation expense recognized in the year ended June 30, 2006 included (1) compensation expense for all share-based payment granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair values estimated in accordance with the original provisions of FAS 123 and determined using the Black-Scholes valuation model and (2) compensation expense for all share-based payments granted subsequent to July 1, 2005, based on the grant date faire value estimated in accordance with the original provisions of FAS 123R and determined using the binomial-lattice valuation model. The Company’s stock options and free shares are subject to graded vesting with service conditions. Through the end of June 2005, the Company presented stock-based compensation costs, in the pro forma presentation, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award. Subsequent to the adoption of FAS 123R, awards granted before July 1, 2005 and not vested as of that date continue to be expensed, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period and awards granted after July 1, 2005 are expensed, net of an estimated forfeiture rate, under the accelerated recognition method specified in FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan” (“FIN 28”) over the requisite service period of the award.

2006/2007 Form 20-F | ILOG | F-13

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

As a result of adopting FAS 123R on July 1, 2005, the Company’s income before taxes and net income for the year ended June 30, 2007 and 2006 are $2.8 million, and $2.5 million, respectively, lower than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for the year ended June 30, 2007 are both $0.15 and $0.15 lower, than if it had continued to account for share-based compensation under APB 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation for the year ended June 30, 2005 compared to the information reported for the years ended June 30, 2007 and 2006.

	Year Ended June 30,
(in thousands except per share data)	2007	2006	2005
Net income, as reported for prior periods(1)	N/A	N/A	$6,727
Total stock-based employee compensation expense determined under fair value based method, net of related tax effects(2)	N/A	N/A	(5,860)
Net income, including the effect of stock-based compensation expense - pro forma in 2005	$4,863	$6,617	$867
Earnings (losses) per share:
Basic, as reported for prior period(1)	N/A	N/A	$0.38
Basic, including the effect of stock-based compensation - pro forma in 2005	$0.27	$0.37	$0.05
Diluted, as reported for prior period(1)	N/A	N/A	$0.36
Diluted, including the effect of stock-based compensation - pro forma in 2005	$0.26	$0.35	$0.05

(1)

Reported net income and net income per share in 2005 did not include stock-based compensation expense under FAS 123 because the Company did not adopt the recognition provisions of FAS 123.

(2)

Stock-based compensation expense in 2005 was calculated based on the pro forma application of FAS 123.

2006/2007 Form 20-F | ILOG | F-14

Back to Contents

Through the end of fiscal year 2005, the fair value of stock options, stock purchase awards and warrants was estimated using a Black-Scholes model. On July 1, 2005, the Company elected to use a binomial-lattice model to value its stock options and warrants granted after that date. The use of a binomial-lattice model requires the use of employee exercise behavior data and the use of assumptions including expected volatility, risk-free interest rate, turnover rates and dividends. The table below summarizes the assumptions used to value the awards of stock options and warrants granted during the years ended June 30, 2007, 2006 and 2005, and their respective value:

	Year Ended June 30,
	2007 (Binomial)	2006 (Binomial)	2005 (Black-Scholes)
Weighted-average expected life (years)	5.4	7	4
Expected volatility rates	57%	62%	70%
Expected dividend yield	–	–	–
Risk-free interest rate	3.7%	3.5%	3.0%
Forfeiture rate (before and after vesting)	1% and 5%	1.31% and 5%	10%
Weighted average fair value in $	6.37	9.56	12.32

The Company evaluated its expected volatility assumptions based on historical volatility. The risk-free interest rate assumption was based upon observed interest rates appropriate for the term and currency of the Company’s employee stock options. The expected forfeiture rate was determined based on the Company’s historical data and was applied to determine the number of awards expected to vest during the first year cliff vesting. The expected dividend yield assumption was determined based on the Company’s history and expectation of dividend payouts. The Company has never distributed any dividends. The expected term of employee stock options represented the weighted-average period the stock options are expected to remain outstanding and was a derived output of the binomial-lattice model. The Company used historical employee exercise behavior for estimating future timing of exercises using geographic and employee grade categories to more accurately reflect exercise patterns.

The fair value of the free shares granted during fiscal year 2007 is equal to the closing price of ILOG Share on Eurolist by Euronext Paris on November 29, 2006, i.e. €9.59 or $12.56, taking into account an estimated forfeiture rate of 1% during the 5 year vesting period.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses totaled $5.2 million, $5.0 million and $3.9 million for the years ended June 30, 2007, 2006, and 2005, respectively.

Shipping and Handling

Shipping and handling costs related to license fees are included in cost of license fees. Shipping and handling costs related to maintenance releases are included in cost of maintenance.

2006/2007 Form 20-F | ILOG | F-15

Back to Contents

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We are currently evaluating whether the adoption of Interpretation 48 will have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued FAS No. 157 “Fair Value Measurements”, which clarifies the definition of fair value, establishes guidelines for measuring faire value, and expands disclosures regarding fair value measurements. FAS 157 does not require any new faire value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 will be effective for the fiscal year ended June 30, 2008. The Company does not believe that the adoption of FAS 157 will have a material impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of FASB Statements No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses be reported in earnings for items measured using the fair value option. FAS No. 159 is effective for the Company beginning in fiscal year 2009. The Company is currently evaluating the impact of adopting FAS 159 on its financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB, the AICPA and the SEC did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

2.

Cash and Cash Equivalents

Cash and cash equivalents include:

	June 30,
(in thousands)	2007	2006
Cash held at bank	$12,950	$12,114
Cash equivalents	33,090	49,328
TOTAL CASH AND CASH EQUIVALENTS	$46,040	$61,442

Cash equivalents consist principally of certificates of deposits and commercial paper. Interest income related to cash equivalents totaled $1,854, $1,268 and $834 for the years ended June 30, 2007, 2006 and 2005 respectively, and is reported on the line “Financial Income, net” of the income statement.

2006/2007 Form 20-F | ILOG | F-16

Back to Contents

3.

Short-Term Investments

Short-Term Investments are comprised of investments in money market mutual funds which include monetary Société d’Investissement à Capital Variable (“SICAV”) and Fonds Communs de Placement (“FCP”). At June 30, 2007 and 2006 such highly liquid investments amounted to $8,616 and $7,804, respectively. Gross realized gains on sales of these available-for-sale securities amounted to $291, $173 and $173 for the years ended June 30, 2007, 2006 and 2005, respectively, and are reported on the line “Financial Income, net” of the income statement. There was no unrealized holding gain or loss at June 30, 2007 and 2006.

4.

Financial Instruments

The following tables present the fair values of financial instruments at June 30, 2007 and 2006 (amounts in thousands):

	Year Ended June 30, 2007
	Notional Amount	Included in other receivables	Included in other current liabilities
Fair value hedges of intercos receivables invoiced in local currency and to be collected within 1 year
Forward and option contracts selling U.S. dollars against euros	$2,894	$99	$5
Forward and option contracts selling other currencies against euros	294	13	–
TOTAL	$3,188	$112	$5
Cash flow hedges of intercos royalties to be invoiced and collected within 1 year
Forward and option contracts selling U.S. dollars against euros	$3,850	$12	$5
Forward and option contracts selling other currencies against euros	86	8	–
TOTAL	$3,936	$20	$5

2006/2007 Form 20-F | ILOG | F-17

Back to Contents

	Year Ended June 30, 2006
	Notional Amount	Included in other receivables	Included in other current liabilities
Fair value hedges of intercos receivables invoiced in local currency and to be collected within 1 year
Forward and option contracts selling U.S. dollars against euros	$3,081	$60	$9
Forward and option contracts selling other currencies against euros	489	13	–
TOTAL	$3,570	$73	$9
Cash flow hedges of intercos royalties to be invoiced and collected within 1 year
Forward and option contracts selling U.S. dollars against euros	$7,173	$248	$21
Forward and option contracts selling other currencies against euros	85	5	–
TOTAL	$7,258	$253	$21

The Company enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. The fair value of foreign currency related derivatives are included in the balance sheet in other receivables and other current liabilities. The earnings impact of cash flow hedges relating to forecasted transactions is reported on the line “Financial Income, net” of the consolidated income statement. Realized and unrealized gains and losses on these instruments are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings. These financial instruments are effective at 100%.

During the years ended June 30, 2007 and 2006, the Company deferred to other comprehensive income $(210) and $378 thousands respectively, related to the effective portion of its cash flow hedges.

These financial instruments have a maturity date of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

The Company does not use derivative financial instruments for trading or speculative purposes.

2006/2007 Form 20-F | ILOG | F-18

Back to Contents

5.

Property and Equipment, net

Changes in property and equipment are as follows:

(in thousands)	As of June 30, 2006	Additions	Retirements	Exchange rate differences	As of June 30, 2007
Gross carrying amounts:
Computer equipment	$8,957	2,138	(2,136)	382	$9,341
Furniture and other equipment	3,033	789	(720)	111	3,213
Leasehold improvements	2,012	3,568	(559)	77	5,098
Purchased software	7,654	605	(15)	177	8,421
Construction in progress	142	(34)	–	11	119
Gross carrying amounts	21,798	7,066	(3,430)	758	26,192
Accumulated depreciation and amortization:
Computer equipment	(7,022)	(1,326)	2,115	(279)	(6,512)
Furniture and other equipment	(2,494)	(170)	707	(85)	(2,042)
Leasehold improvements	(1,407)	(242)	555	(48)	(1,142)
Purchased software	(6,293)	(508)	–	(140)	(6,941)
Accumulated depreciation and amortization	(17,216)	(2,246)	3,377	(552)	(16,637)
Property and equipment net	$4,582	4,820	(53)	206	$9,555

Depreciation and amortization expense related to property and equipment totaled $2.2 million, $2.1 million and $2.4 million for the years ended June 30, 2007, 2006 and 2005, respectively.

Equipment purchased under capital leases in the years ended June 30, 2007 and 2006 totaled $0 and $238 respectively. The cost of such equipment included in property and equipment at June 30, 2007 and 2006 totaled $2.9 million and $2.8 million, respectively. Accumulated depreciation of this equipment totaled $2.7 million, $2.2 million, and $2.7 million at June 30, 2007, 2006 and 2005, respectively.

2006/2007 Form 20-F | ILOG | F-19

Back to Contents

6.

Business combinations

On April 11, 2007, ILOG completed the acquisition for $15.5 million in cash of 100% of LogicTools’ stocks, developing and marketing software applications specialized in network design and inventory optimization. LogicTools activities have been consolidated into ILOG’s since April 11, 2007.

The purchase consideration and allocation are detailed as follows:

	Purchase consideration		Allocation
Acquisition (in thousands)	Purchase Price	Acquisition fees	Fair value of intangibles	Other assets acquired (net)	Goodwill
LogicTools	$15,003	538	6,298	1,788	7,455

Goodwill is recorded as of the date of acquisition based upon a preliminary purchase price allocation. The Company may record adjustments to the preliminary purchase price allocation during the allocation period (not exceeding one year) as the Company finalizes the fair value of certain assets and liabilities and their relative useful lives such as:

(in thousands)	Fair value	Estimated Useful Life
Tradename	$933	6 years
Developed technology	3,056	5 years
Customer relationships	2,222	6 years
Covenant not to compete	87	3 years
TOTAL AMORTIZABLE INTANGIBLE ASSETS ACQUIRED	$6,298

Synergies expected from the LogicTools acquisition are related to the expansion of the Company’s footprint in the Supply Chain Management market by adding new software applications to the Company’s catalog that can now be marketed outside the U.S. through the ILOG worldwide distribution channel.

For calendar year 2006, LogicTools had revenues of $7.1 million (unaudited) and net income of $0.5 million  (unaudited). Between the acquisition date on April 11, 2007 and June 30, 2007, revenues amounted to $1.5 million and operating loss to $0.2 million. Had LogicTools been acquired at the beginning of fiscal 2006 or 2007, the Company's reported results of operations would not have been materially impacted.

2006/2007 Form 20-F | ILOG | F-20

Back to Contents

7.

Equity investments

On October 25, 2004, ILOG acquired for five hundred thousand U.S. dollars 12.5% of the South Korean company RTO, which specialized in editing and selling software. ILOG signed a reseller agreement for the software this company has developed. Ilog as a seat at RTO’s board. This investment is accounted for under the equity method.

On October 26, 2006, ILOG acquired 35% of the capital and voting rights of the Chinese company Shanghai FirstTech Co., Ltd. (FirstTech), including acquisition fees, amounts to $1.9 million (at October exchange rates). FirstTech specializes in the development and marketing of software solutions for the steel industry and insurance sectors and has been ILOG’s partner in the Chinese market since 2004. FirstTech is consolidated under the equity method.

On November 20, 2006, ILOG also acquired 33% of the capital and voting rights of Prima Solutions (Prima), a Paris based supplier of software platforms for the insurance sector. This investment, including acquisition fees, amounts to $4.4 million (at November exchange rates), and is intended to reinforce the partnership between the two companies, and to sustain a stronger penetration of ILOG’s business rule management systems on the insurance market. This investment is consolidated under the equity method.

June 30, 2007
TOTAL PURCHASE PRICE	$6,903
TOTAL ACQUISITION FEES	188
Cumulative share in equity investment	(326)
Equity investment-net	$6,765

Purchase considerations are detailed as follows (translated at the June 30, 2007 exchange rates and in thousands):

	Purchase consideration		Net Assets at Acquisition Date	Goodwill	Net Assets at June 30, 2007	Share in Equity Investment Net Income	Cumulative Share in Equity Investment
Acquisition (in thousands)	Purchase Price	Acquisition Fees
Prima Solutions	$4,390	161	(696)	5,247	(975)	(272)	(272)
First Technologies	1,992	27	281	1,738	232	(33)	(33)
RTO	521	–	60	461	38	23	(21)
TOTAL EQUITY INVESTMENTS	$6,903	188	(355)	7,446	(705)	(282)	(326)

No dividends have been paid by these three companies to their shareholders.

2006/2007 Form 20-F | ILOG | F-21

Back to Contents

8.

Goodwill and Intangible Assets, net

Changes in goodwill and intangible assets are as follows:

(in thousands)	As of June 30, 2006	Additions	Retirements	Exchange rate differences	As of June 30, 2007
Goodwill	$960	7,455	–	60	$8,475
TOTAL GOODWILL-NET	$960	7,455	–	60	$8,475
Property rights (tradename and technology)	$2,605	3,989	–	124	$6,718
Customer relationships	584	2,222	–	26	2,832
Other intangible assets	636	87	–	29	752
TOTAL INTANGIBLE ASSETS-GROSS	3,825	6,298	–	179	10,302
Property rights amortization (tradename and technology)	(2,141)	(282)	(262)	(100)	(2,785)
Customer relationshipsamortization	(229)	(118)	–	(11)	(357)
Other intangible assets amortization	(95)	(134)	–	(4)	(233)
TOTAL ACCUMULATED AMORTIZATION	(2,465)	(534)	(262)	(115)	(3,376)
TOTAL INTANGIBLE ASSETS-NET	$1,360	5,764	(262)	64	$6,926

The Company completed the annual impairment tests on March 31, 2007 and concluded that no impairment existed. No subsequent events or changes in circumstances including, but not limited to, an adverse change in market capitalization, occurred through June 30, 2007 that caused the Company to perform an additional impairment analysis. No indicators of impairment were identified as of June 30, 2007.

Intangible assets are amortized over three to six years and related amortization expense was $534, $471 and $493 for the years ended June 30, 2007, 2006 and 2005.

Other intangible assets include payment relating to a partnership with Soft Computing in September 2005 for an amount of €500 ($675), amortized over 5 years, in order to promote and exclusively distribute ILOG BRMS products.

2006/2007 Form 20-F | ILOG | F-22

Back to Contents

9.

Capital Lease Obligations

Future minimum lease payments under capitalized lease obligations due for the years ending June 30 are as follows (in thousands):

2008	$209
2009	17
2010	-
Minimum lease payments	226
Less amount representing interest	3
Present value of net minimum lease payments	223
Less current portion	206
Long-term portion	$17

Lease payments amounted to $387, $539 and $624 in the fiscal year ended June 30, 2007, 2006 and 2005 respectively. Interest paid in the years ended June 30, 2007, 2006 and 2005 totaled $14, $26 and $33 respectively.

10.

Other Receivables and Long-Term Assets

Other receivables and long-term assets include:

	June 30,
(in thousands)	2007	2006
Research tax credit – short-term portion	$1,930	$0
Advances to suppliers	398	296
Tax receivables	1,819	615
Other receivables	2,432	2,689
TOTAL OTHER RECEIVABLES	$6,579	$3,600
Research tax credit – long-term portion	$2,161	$2,429
Security deposit	745	707
Other	11	–
TOTAL OTHER LONG-TERM ASSETS	$2,917	$3,136

2006/2007 Form 20-F | ILOG | F-23

Back to Contents

Research tax credit receivables relate to certain research costs incurred in France that give rise to a tax relief. The total research tax credit receivable at the end of June 30, 2007 and 2006 amounted to $4,091 and $2,429, respectively. Such credits can be applied against current income tax liabilities due in France for a period of three years, or are refunded by the tax authority three years after being filed in a tax declaration if the Company is in a tax loss situation. No research tax credit receivables have been used in fiscal years 2007 and 2006 as ILOG S.A. was in a tax loss situation. The long term portion of research tax credit was discounted at a rate of 3%.

11.

Other long-term liabilities

Other long-term liabilities include:

	June 30,
(in thousands)	2007	2006
Retirement indemnities	$2,282	$942
Accruals for witholding taxes	254	–
TOTAL OTHER LONG-TERM LIABILITIES	$2,536	$942

Pensions, Retirement Indemnities and Other Post-Employment Benefits

The Company provides retirement benefits for most of its employees, either directly or by contributing to independently administered funds. The manner of which these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which we operate.

The Company adopted FAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans” – an amendment of FAS No. 87, 88, 106 and 132(R) for the first time in the fiscal year ended June 30, 2007. FAS 158 requires the recognition of the funded status of each defined benefit pension plan on the Company’s balance sheet. The initial impact of the application of FAS 158 due to previously unrecognized actuarial gains and losses and prior service costs was included in accumulated other comprehensive income in shareholders’ equity. The incremental effect of applying FAS 158 to all plans is shown below:

	Before application of SFAS 158	Adjustements	After application of SFAS 158
Liability for pension benefits	$1,312	(970)	$2,282
Accumulated other comprehensive income	$10,110	(970)	$9,140

2006/2007 Form 20-F | ILOG | F-24

Back to Contents

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

The Company’s United States’ subsidiary has a defined contribution 401(k) Plan being offered to all eligible employees. Participants may contribute a percentage of their total earnings to the employees’ 401(k) account up to a maximum annual amount allowable by the Internal Revenue Service for the calendar year. The Company matches employee contributions at the rate of $0.25 for each U.S. dollar the employee elects to contribute to his 401(k) account up to $625 per calendar quarter per employee. Total Company matching funds contributed to the Plan was approximately $412, $355 and $296 for the years ended June 30, 2007, 2006 and 2005, respectively.

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

Weighted average assumptions used to measure the benefit obligation for the French retirement indemnities at the measurement date of June 30, 2007, 2006 and 2005 are as follows:

	Year Ended June 30,
	2007	2006	2005
Discount rate	4.75%	4.15%	4.0%
Salary growth	3.5%	3.5%	3%
Retirement age	65 years	65 years	65 years
Average remaining service period	24.8	23.2	25.6

The components of net periodic benefit cost are as follows:

	Year Ended June 30,
(in thousands)	2007	2006	2005
Service cost	$198	$146	$157
Interest cost	72	54	67
Amortization of prior service cost	9	8	–
Amortization of actuarial losses	16	7	26
Net periodic pension cost	$295	$215	$250

2006/2007 Form 20-F | ILOG | F-25

Back to Contents

Changes in the recorded liability of the benefit plans were as follows:

	June 30,
(in thousands)	2007	2006
Projected benefit obligations at beginning of year	$1,695	1,205
Service cost	198	146
Interest cost	72	54
Amortization of prior service cost	9	-
Amortization of actuarial losses	16	7
Actuarial losses (gains).	203	203
Translation differences	89	80
Projected benefit obligations at year end	$2,282	1,695

	June 30,
(in thousands)	2007	2006
Unfunded obligations at year end	$2,282	$1,695
Unrecognized prior service cost	(220)	(217)
Unrecognized actuarial losses	(750)	(536)
Actuarial losses upon adoption of FAS 158	970	-
Net recognized liability at year end	$2,282	$942

Accumulated benefit obligations were $1,206 and $848 at June 30, 2007 and 2006, respectively.

The expected benefit payments for future fiscal years are as follows (in thousands):

2008	$11
2009	117
2010	-
2011	43
2012	-
TOTAL FOR THE NEXT FIVE FISCAL YEARS	$205

The estimated net periodic pension cost for fiscal year 2008 is detailed as follows:

(in thousands)	June 30, 2008
Service cost	$242
Interest cost	107
Amortization of Prior Service Cost	9
Amortization of actuarial losses	22
Net periodic pension cost	$379

In accordance with the implementation of FAS No. 158, as previously described, future actuarial gains and losses not recognized in income statements under the corridor method will be recorded directly to equity as incurred and as a component of other comprehensive income.

2006/2007 Form 20-F | ILOG | F-26

Back to Contents

12.

Shareholders’ Equity

General

At June 30, 2007 and 2006, the issued share capital of the Company consisted of 19,062,464 and 18,542,133 authorized shares, respectively, with a nominal value of €1.00. At June 30, 2007 and 2006, the outstanding share capital of the Company consisted of 18,460,089 and 18,077,664, respectively, with a nominal value of €1.00 and non convertible.

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

Dividend Rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by laws. The Company has not distributed any dividends since its inception. The accumulated profit for statutory purposes totaled approximately $21 million at June 30, 2007, and $13.8 million at June 30, 2006. Dividend distributions, if any, will be made in euros.

Repurchase of Own Shares

The Shareholders’ meeting of November 30, 2006 authorized a new repurchase program which was published on the Company website. Under the current buy-back program, treasury stock may be used to either reduce the Company’s share capital by cancellation of such shares, provide shares for distribution to the Company’s employees, be used in connection with an acquisition, or used to improve the liquidity of the Shares’ market.

2006/2007 Form 20-F | ILOG | F-27

Back to Contents

Effective April 10, 2006 until December 31, 2007, ILOG gave a mandate to Oddo Corporate Finance to implement a liquidity contract concerning its ordinary shares with tacit renewal for subsequent 12 month periods. The contract complies with the Business Ethics Charter of the French Association of Investment Funds (AFEI), as approved by the Autorité des Marchés Financiers (AMF) on March 22, 2005. ILOG has allocated one million euros to the liquidity account. Treasury stock, under the current liquidity contract, is used to improve the liquidity of the Shares’ market.

Cash invested in ILOG stock is classified as treasury stock in the shareholders’ equity.

At June 30, 2007 and 2006, the Company had repurchased 602,375 and 464,469 shares, respectively, of its own treasury stock according to its repurchase program and liquidity contract, at an average price since the implementation of the programs in 2006 of €11.16 and €11.92, and for a total purchase price of €6,725 ($8,510) and €5,535 ($6,890), respectively. At June 30, 2007, the Company had repurchased 518,726 shares directly on the market and 83,649 shares through the liquidity contract.

Stock Options and Warrants

Stock options have been granted to employees under the Company’s 1996, 1998, 2001 and 2004 Stock Option Plans.

All Options granted under the 1996, 1998, 2001 and 2004 Plans have a term of ten years, other than Options granted to employees in the United Kingdom which have a term of seven years less one day. One-fourth of the shares subject to option vest 12 months after the date of grant of options and 1/48 of the shares vest each month thereafter provided the optionee continues to render services to the Company. Generally, and unless otherwise specified, if an optionee terminates his or her employment with the Company, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months except for optionees, who are French tax residents at the date of grant of the Options, who may exercise their Options until the termination of the term of their Options. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person’s options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No Option may be transferred by the optionee other than by will or the applicable laws of intestacy.

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

2006/2007 Form 20-F | ILOG | F-28

Back to Contents

The Company did not record a liability for social contributions and certain salary-based taxes that may be assessed for options granted up to June 30, 2007, as the liability, being dependent on future values of our Shares and the timing of employees’ decisions to exercise options and sell the related Shares, cannot be estimated. We also do not believe that the liability is probable because the Company has control over whether to make an exception to the option plans, and of the significant income tax disincentives to employees exercising options and selling the Shares prior to the end of the minimum holding period.

A summary of activity under the Stock Option Plans is as follows:

	Shares reserved for future grants (in thousands)	Options granted and outstanding (in thousands)	Weighted average exercise price (in euros)	Weighted average exercise price (in U.S. dollars)
Balances at June 30, 2004	36	5,438	15.23	18.59
Options authorized	800	–	–	–
Options granted	(30)	30	9.68	12.32
Options exercised	–	(235)	6.18	7.86
Options canceled	150	(150)	27.51	35.00
Plan termination	(5)	–	–	–
Balances at June 30, 2005	951	5,083	15.25	18.44
Options granted	(35)	35	13.07	15.90
Options exercised	–	(495)	6.55	7.97
Options canceled	54	(54)	25.21	30.68
Plan termination	(180)	–	–	–
Balances at June 30, 2006	790	4,569	16.05	20.40
Options granted	(58)	58	9.59	12.52
Options exercised	–	(516)	5.68	7.42
Options canceled	–	(94)	19.86	25.93
Balances at June 30, 2007	732	4,017	17.20	23.23

2006/2007 Form 20-F | ILOG | F-29

Back to Contents

At June 30, 2007, 2006 and 2005, 3,874,696, 4,351,516 and 4,628,096, respectively, of the outstanding options were exercisable at weighted average exercise prices of €17.45 (23.56) €16.30 ($20.72) and €15.76 ($19.06) respectively. Exercise prices for options outstanding as of June 30, 2007 were as follows:

	Stock options outstanding			Stock options exercisable
Range of exercise prices (in euros)	Number of shares (in thousands)	Weighted average remaining contractual life	Weighted average exercise price (in euros)	Number of shares (in thousands)	Weighted average exercise price (in euros)
0 to 5.15	7	5.14	2.95	7	2.95
5.16 to 10.30	2,417	2.77	7.86	2,349	7.81
10.31 to 15.45	516	6.14	11.25	441	11.22
15.46 to 36.05	43	3.48	25.28	43	25.28
36.06 to 41.20	812	3.31	39.21	812	39.21
46.35 to 51.50	222	3.05	51.20	223	51.20
	4,017	3.34	17.20	3,875	17.45

The weighted average remaining contractual life of those options is 3.34 years.

The following table summarizes the unvested equity award activity for the year ended June 30, 2007:

	Shares (in thousands)	Weighted average exercise price (in euros)	Weighted average exercise price (in U.S. dollars)
Nonvested at June 30, 2006	217	11.06	14.44
Options granted	58	9.59	12.52
Options vested	(127)	10.96	14.31
Options forfeited	(5)	10.75	14.04
Nonvested at June 30, 2007	143	10.56	14.26

As of June 30, 2007, total compensation cost related to unvested awards not yet recognized was $953, and was expected to be recognized over a weighted-average period of 1.2 years.

2006/2007 Form 20-F | ILOG | F-30

Back to Contents

Warrants have been granted to non-executive Directors in fiscal year 2007. The warrants may be exercised anytime within five years of the date of grant. A summary of warrant activity is as follows:

	Warrants granted and outstanding (in thousands)	Weighted average exercise price (in euros)	Weighted average exercise price (in U.S. dollars)
Balance at June 30, 2004	304	20.82	25.40
Warrants granted	56	9.35	11.90
Warrants exercised	(4)	7.55	9.61
Warrants canceled	–	–	–
Balance at June 30, 2005	356	19.16	23.17
Warrants granted	56	12.37	15.05
Warrants exercised	(42)	8.78	10.68
Warrants canceled	(120)	37.27	45.34
Balance at June 30, 2006	250	10.69	13.59
Warrants granted	64	9.17	11.97
Warrants exercised	(4)	4.47	5.84
Warrants canceled	(64)	12.95	16.91
Balance at June 30, 2007	246	9.81	13.25

As of June 2007, 2006 and 2005, all warrants granted and outstanding were exercisable at weighted average price of €9.81 ($13.25), €10.69 ($13.59) and €19.16 ($23.17), respectively. Exercise prices for warrants outstanding as of June 2007 were as follows:

	Warrants outstanding and exercisable
Range of exercise prices (in euros)	Number of shares (in thousands)	Weighted average remaining contractual life	Weighted average exercise price (in euros)
0 to 5.15	8	0.7	4.47
5.16 to 10.30	142	3.0	8.96
10.31 to 15.45	96	2.4	11.50
TOTAL	246	2.7	9.81

Additional information relating to the fair value of granted options and warrants are available in Note 1.

2006/2007 Form 20-F | ILOG | F-31

Back to Contents

Free shares

On November 29, 2005, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to allow grants of new shares and/or existing shares representing up to 4% of the Company’s share capital, for free to employees and executives of the Company or its affiliates, excluding any executives or employees who own more than 10% of the Company’s share capital. The first vesting period will be reached at the end of the 24 month period, when 2/5th of the shares granted are vested. The grant of free shares will be definitive at the end of the vesting period, which will occur each month between the 24th month and the 60th month following the date of grant, with respect to 1/60th of the shares granted to each beneficiary. There will be a lock-up period of two years following the definitive grant of each share, with respect to such share.

Under such terms, on November 30, 2006, the Board, pursuant to the November 29, 2005 Shareholders’ authorization granted a total of 351,000 ILOG ordinary shares as free shares. The first vesting period will be reached in November 2008, when 2/5th of the 351,000 shares granted are vested.

As of June 30, 2007, 4,000 free shares were forfeited and 347,000 free shares remained outstanding and unvested. As of June 30, 2007, total compensation cost related to unvested awards not yet recognized was $3,420, and was expected to be recognized over a weighted-average period of 1.8 years.

Employee Stock Purchase Plan

Under the provisions of the Company’s employee stock purchase plans, employees can purchase the Company’s stock at a specified price through payroll deductions or direct contributions during an offering period. In December 2003 the Company’s shareholders authorized the issuance of up to 1,000,000 shares to employees pursuant to the terms of these Plans. During the year ended June 30, 2005, 140,643 shares were issued under the Plans, none were issued during the years ended June 30, 2006 and 2007. During the shareholders meeting of November 30, 2006, shareholders approved the issuance of up to 100,000 shares under the provision of the French Employee Savings plan, and none under the International Employee Stock Purchase Plan. This authorization was not used as of June 30, 2007.

13.

Accumulated Other Comprehensive Income

Other comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The components of accumulated other comprehensive income are as follows:

	June 30,
(in thousands)	2007	2006
Actuarial losses upon adoption of FAS 158	$(970)	$ –
Unrealized gains on cash flow hedges	$11	$221
Translation adjustment	10,099	6,607
Accumulated other comprehensive income	$9,140	$6,828

2006/2007 Form 20-F | ILOG | F-32

Back to Contents

14.

Earnings per Share

The following table sets forth the computation of basic and diluted earning per share:

	Year Ended June 30,
(In thousands, except per share amounts)	2007	2006	2005
Numerator:
Net income	$4,864	$6,617	$6,727
Denominator:
Weighted average shares outstanding-denominator for net income per share - basic	18,231	17,995	17,815
Incremental shares attributable to shares exercisable under
employee stock plans and warrants	214	941	913
Denominator for net income per share - diluted	18,445	18,936	18,722
Net income per share - basic	$0.27	$0.37	$0.38
Net income per share - diluted	$0.26	$0.35	$0.36

15.

Income Taxes

Income before income taxes comprises the following components by geographical area:

	Year Ended June 30,
	2007	2006	2005
France	$2,541	$5,646	$6,126
United States	1,339	598	3
Rest of the world	1,007	(496)	1,248
Income before income taxes	$4,887	$5,748	$7,377

2006/2007 Form 20-F | ILOG | F-33

Back to Contents

Components of the income tax (expense) benefit are as follows:

	Year Ended June 30,
	2007	2006	2005
Current:
France	$(25)	$ -	$208
United States	(23)	54	(272)
Rest of the world	(281)	(194)	(637)
TOTAL CURRENT	(329)	(140)	(701)
Deferred:
France	865	630	–
United States	(605)	600	–
Rest of the world	46	(221)	51
TOTAL DEFERRED	306	1,009	51
Income taxes (expense) benefit	$(23)	$869	$(650)

A reconciliation of income taxes computed at the French statutory rate (33.33% in 2007 and 2006 and 33.83% in 2005) to the income tax expense is as follows:

	Year Ended June 30,
	2007	2006	2005
Income tax expense computed at the French statutory rate	$(1,628)	$(1,915)	$(2,495)
Effect of foreign tax rates differential	(81)	79	(449)
Research tax credit	585	589	505
Non-deductible stock compensation	(761)	(821)	-
Change in valuation allowance	2,247	3,321	2,171
Other individually immaterial items	(385)	(384)	(382)
Income taxes (expense) benefit	$(23)	$869	$(650)

The change in valuation allowance included utilization of tax loss carryforwards as a result of taxable income mostly in France and in the U.S., and an additional $0.3 million release of the valuation allowance at June 30, 2007. The valuation allowance was released for cumulated amount of $1.5 million and $1.2 million at the end of June 30, 2007 and 2006, respectively, which release related to a portion of the Company’s deferred tax assets that will be more likely than not be realized. The determination for this release was primarily based on our recent history of profitability in the US and French jurisdictions, and projected taxable income in the coming years in these tax jurisdictions.

2006/2007 Form 20-F | ILOG | F-34

Back to Contents

Significant components of the Company’s deferred tax assets and liabilities consist of the following:

	June 30,
	2007	2006
Deferred:
Net operating loss carryforwards	$23,572	$25,304
Stock-based compensation	719	437
Depreciation and amortization	217	341
Non-currently-deductible accruals and reserves	2,890	1,579
TOTAL DEFERRED TAX ASSETS	27,398	27,661
Valuation allowance	(23,493)	(26,438)
Net deferred tax assets	$3,905	$1,223
Acquired intangibles – Deferred tax liability	(2,352)	-
Net deferred taxes	$1,553	$1,223

A deferred tax liability relating to acquired intangibles was recorded in fiscal year 2007 for $2.4 million as a result of the LogicTools business combination in the US.. These acquired intangibles cannot be amortized for tax purposes. A deferred tax asset for net operating loss carryforwards was recorded for the same amount through a decrease of the valuation allowance. The deferred tax liability was presented net of its corresponding deferred tax asset in the balance sheet and in the income tax reconciliation.

As of June 30, 2007 the Company had net operating loss carryforwards for French tax purposes of approximately $25.6 million which have no expiration date. The Company also has U.S. net operating loss carryforwards for federal tax purposes of approximately $40.4 million and for state tax purposes of approximately $9.5 million that expire in the years 2008 through 2027. The Company has U.K. net operating losses of approximately $4.0 million, which have no expiration date. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

2006/2007 Form 20-F | ILOG | F-35

Back to Contents

16.

Commitments and Contingencies

Commitments

The Company leases its facilities and certain equipment under non-cancellable operating leases that expire through 2017. the most significant lease contracts relate to the Californian, French and English offices. Future minimum lease payments under operating leases due for the fiscal years ending June 30 are as follows (in thousands):

2008	$6,301
2009	5,311
2010	5,044
2011	4,352
2012	4,392
2013 and thereafter	14,088
TOTAL	$39,488

Rental expense for the years ended June 30, 2007, 2006 and 2005 was approximately $5.7, $4.7 million and $4.4 million, respectively.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

ILOG is involved in a lawsuit entitled Jensen Denmark A/S and Naicom Technologies vs. ILOG S.A. This suit was brought by Jensen Denmark and Naicom Technologies against ILOG for breach of contract, bad faith, and failure to meet the standard of care owed by a professional consultant. ILOG filed a counterclaim in which it alleges that ILOG is entitled to recover from the plaintiffs fees which we incurred but which were not paid, as well as additional damages. The case has been tried to a judge in France and the court found in ILOG’s favor and against Naicom Jensen. The court dismissed ILOG’s counterclaim. Naicom Jensen has appealed this ruling and the case is currently pending on appeal. The amount of damages claimed by Jensen Naicom is below the limits of our applicable insurance coverage, and the insurance company has accepted the defense of this matter.

To the best knowledge of the Company, there are no other significant commitments or contingencies as of June 30, 2007.

2006/2007 Form 20-F | ILOG | F-36

Back to Contents

17.

Related parties – equity affiliates

ILOG has accounted for commissions paid to RTO for the marketing of the RTO product for $140,000 following the terms of the distribution agreement between both parties.

ILOG has also paid royalties of $25,000 to Prima Solutions in order to purchase rights to use their IBCS software. As part of the purchase agreement of the Prima’s shares by ILOG in November 2006, ILOG will grant a loan up to 1.1 million euros at an interest rate of 4.5% and repayable over two years, to be paid to Prima depending on its cash projections. This loan agreement will be submitted as a related party transaction to the vote of our shareholders, and may be implemented thereafter.

To the best of management’s belief, transactions between related parties have been conducted at arm’s length.

18.

Segment and Geographic Information

The Company operates in one reportable segment – software components. The information presented below by source of revenue and by geographic area, is the same as those used by the Company for its internal reporting purposes to provide a reliable assessment of our risks and returns. The aim is to provide users of the financial statements with information regarding the profitability and future prospects of the Company’s sales activities.

The Company generates revenue from three sources:

•

license revenues;

•

maintenance revenues;

•

professional services revenues.

Although cost of revenues can be allocated to each source of revenue, operating expenses are indistinctly incurred for the benefits of all natures of revenue.

2006/2007 Form 20-F | ILOG | F-37

Back to Contents

	Year Ended June 30,
(in thousands)	2007	2006	2005
Revenues:
License fees	$74,970	$66,376	$67,707
Maintenance	44,435	38,115	34,158
Professional services	42,054	29,068	23,438
TOTAL REVENUES	$161,459	$133,559	$125,303
Cost of revenues:
License fees	$(1,489)	$(1,014)	$(1,031)
Maintenance	(5,024)	(4,303)	(3,870)
Professional services	(32,835)	(23,055)	(19,782)
TOTAL COST OF REVENUES	$(39,348)	$(28,372)	$(24,683)
Gross profit in percentage:
License fees	98%	98%	98%
Maintenance	89%	89%	89%
Professional services	22%	21%	16%
Gross profit	76%	79%	80%

Geography – Operations outside of France consist principally of sales, marketing, finance, customer support and to a lesser extent, research and development activities. Intercompany sales between geographic areas are accounted for at third party selling price less a discount and are consistent with the rules and regulations of the governing tax authorities. Such transactions are eliminated in the Consolidated Financial Statements.

Financial information allocation is based on the subsidiary’s location. Identifiable assets are those assets that can be directly associated with a particular geographic area.

The following is a summary of operations by geographic area (amounts in thousands):

	Year Ended June 30, 2007
	Europe	North America	Asia Pacific	Total
TOTAL REVENUES	$68,651	76,437	16,371	$161,459
Income from operations	1,520	889	332	2,741
TOTAL ASSETS	95,080	39,946	10,102	$145,128
Assets acquisitions	8,553	18,206	332	27,091
Amortization and depreciation of long term assets	$1,851	838	204	2,893

2006/2007 Form 20-F | ILOG | F-38

Back to Contents

	Year Ended June 30, 2006
	Europe	North America	Asia Pacific	Total
TOTAL REVENUES	$53,452	66,969	13,138	$133,559
Income (loss) from operations	4,472	267	(105)	4,634
TOTAL ASSETS	81,838	27,420	9,504	118,762
Assets acquisitions	1,602	738	156	2,496
Amortization and depreciation of long term assets	$1,732	647	170	$2,549

	Year Ended June 30, 2005
	Europe	North America	Asia Pacific	Total
TOTAL REVENUES	$50,958	62,312	12,033	$125,303
Income (loss) from operations	5,824	(319)	966	6,471
TOTAL ASSETS	71,069	26,270	8,472	105,811
Assets acquisitions	4,079	1,270	138	5,487
Amortization and depreciation of long term assets	$2,058	664	204	$2,926

19.

Subsequent event

None.

2006/2007 Form 20-F | ILOG | F-39

Back to Contents

Schedule II Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Period	Additions		Deduction	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts
Year ended June 30, 2007
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$479	751		(101)	$1,129
Year ended June 30, 2006
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	683	187		(391)	479
Year ended June 30, 2005
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	584	365		(266)	683

2006/2007 Form 20-F | ILOG | F-40

Back to Contents

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ILOG S.A.

Dated: October 9, 2007

/s/ Jérôme Arnaud

Jérôme Arnaud

Chief Financial Officer

2006/2007 Form 20-F | ILOG | F-41