Form 20-F
period 2008-06-30
ILOG SA
filed 2008-10-29
CIK 1031140

As filed with the Securities and Exchange Commission on October 29, 2008

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

Or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring the shell company report

For the transition period from   to

Commission File Number: 000-29144

ILOG S.A.

(Exact name of Registrant as specified in its charter)

The Republic of France (Jurisdiction of incorporation or organization)	9, rue de Verdun, 94253 Gentilly, France - (33) 1 49 08 35 00 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Jérôme ARNAUD – Chief Financial Officer

(Company contact person)

9, rue de Verdun

94253 Gentilly - France

(33) 1 49 08 35 00

E-mail : jarnaud@ilog.com

Title of each class:

Name of each exchange on which registered:

American Depositary Shares, each representing one Ordinary Share, par value €1 per share - The NASDAQ Stock Market LLC

Ordinary Shares*, par value €1 per share - The NASDAQ Stock Market LLC

* The Ordinary Shares are not traded on the NASDAQ Stock Market but are registered only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares, par value €1 per share**     19,208,848

** Including 1,934,617 Ordinary Shares represented by American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one Ordinary Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes    No

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

See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    Accelerated filer    Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing :

U.S. GAAP   International Financial Reporting Standards as issued by the International Accounting Standards Board    Other

If «Other» has been checked in response to the previsous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes     No

2007/2008 FORM 20-F | ILOG | 3

Cautionary Statement regarding forward-looking Statements

Many of the statements included in this Annual Report, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts, including, among others, statements regarding the successful completion of the IBM tender offer and the impact on the Company’s business, the implementation of the Company’s business strategy, trends in the software industry, the Company’s financial outlook, liquidity and working capital, the creation of co-selling and co-marketing relationships and strategic alliances, the increased penetration of the Company’s existing customers, the sale of the Company’s service packages, the market risks associated with exchange rates, changes in the balance of the classes of the Company’s business and other statements relating to the Company’s plans, objectives, expectations, intentions, future business development and economic performance are or may be forward looking. In addition to statements that are forward-looking by reason of context, other forward-looking statements generally may be identified by the use of words such as “may”, “will”, “should”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “believe”, “continue”, “outlook”, “judgment”, “predict” or other similar expressions, although the absence of such words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause the Company’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” including risks relating to IBM public tender offers; quarterly fluctuations in our operating results and the price of our Shares or ADSs; factors adversely affecting any one of our three product lines; the need to have sufficient consultants available to staff unpredictable demand for our consulting services; lost revenues due to consultants with specialized technical expertise occupied on competing consulting engagements; our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases; intense competition and consolidation in our industry; the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results; the increasing number of consulting engagements, which are exposed to greater risk of non-payment; our dependence on certain major independent software vendors; changing market and technological requirements; our ability to provide professional services activities that satisfy customer expectations; the impact of currency fluctuations on our profitability; changes in tax laws or an adverse tax audit; errors in our software products; the loss of key personnel; logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations; the impact of intellectual property infringement disputes; our heavy dependence on our proprietary technology; risks related to consummation and integration of acquisitions and minority investments; the incurrence of debt and contingent liabilities and write-off of expenses resulting from acquisitions or minority investments; the impact of dilutive share issuances; the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its Shares; changes in accounting principles that could affect our operating profits and reported results; and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s views only as of the date hereof. Unless required by law, ILOG undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in our expectations or otherwise that arise after the date of this Annual Report on Form 20-F. Readers should carefully review the events and other matters described in the other documents we file or submit from time to time with the United States Securities and Exchange Commission (the “SEC”), including reports on Form 6-K submitted by us.

2007/2008 FORM 20-F | ILOG | 4

Presentation of Information

Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “ILOG” are to ILOG S.A. and its consolidated subsidiaries.

Our name, together with our logo, are registered as trademarks in France, the United States and a number of other countries. All references herein to “France” are to the Republic of France. All references to the “United States” or the “U.S.” are to the United States of America and all references to “dollars” and “$” are to the currency of the United States. All references to “euro” or “€” are to the common currency adopted by the thirteen member states of the European Monetary Union. We publish our financial statements in euros. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F are presented in euros.

The Consolidated Financial Statements for the fiscal years ended June 30, 2008, 2007 and 2006 included elsewhere in this Annual Report on Form 20-F are referred to herein as the “Consolidated Financial Statements.” References to fiscal year 2008, fiscal year 2007 and fiscal year 2006 in this Annual Report on Form 20‑F mean the fiscal years ending on June 30, 2008, 2007 and 2006, respectively, unless the context otherwise requires.

Trademarks

The following trademarks are trademarks of ILOG in France, in the U.S., and in other countries:

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

American Depositary Shares

Pursuant to a program which we sponsor, our Ordinary Shares, or the “Shares”, are traded in the United States in the form of American Depositary Shares, or ADSs. Each ADS represents one Share placed on deposit with JP Morgan Chase Bank, as depositary (the “Depositary”), and is issued and delivered by the Depositary through its principal office in New York City at 60 Wall Street, 36th Floor, New York, New York 10260. Shares may be deposited with the Paris office of BNP Paribas, as custodian (the “Custodian”), or any successor or successors to such Custodian under the terms of the Deposit Agreement, dated as of February 13, 1997 and amended August 1998, between us, the Depositary and the holders of ADSs (the “Deposit Agreement”). The Depositary provides a variety of services to registered holders of American Depositary Receipts, as more fully set forth in the form of the Deposit Agreement which was filed as an exhibit to our Registration Statement on Form F‑6 effective with the SEC on February 13, 1997 and amended August 1998 (the “F-6”).

2007/2008 FORM 20-F | ILOG | 5

Contents

Part I

7

Item 1.

Identity of Directors, Senior Management and Advisers

7

Item 2.

Offer Statistics and Expected Timetable

7

Item 3.

Key Information

7

A.

Selected Financial Data

7

B.

Capitalization and Indebtedness

11

C.

Reasons for the Offer and Use of Proceeds

11

D.

Risk Factors

12

Item 4.

Information on the Company

24

A.

History and Development of ILOG

24

B.

Business Overview

25

C.

Organizational Structure

37

D.

Property, Plant and Equipment

38

Item 4A.

Unresolved Staff Comments

38

Item 5.

Operating and Financial Review and Prospects

39

A.

Operating Results

44

B.

Liquidity and Capital Resources

51

C.

Research and Development

52

D.

Trend Information

52

E.

Off-balance Sheet Arrangements

53

F.

Contractual Obligations

53

Item 6.

Directors, Senior Management and Employees

54

A.

Directors and Senior Management

54

B.

Compensation

57

C.

Board Practices

59

D.

Employees

64

E.

Share Ownership

66

Item 7.

Major Shareholders and Related Party Transactions

70

A.

Major Shareholders

70

B.

Related Party Transactions

71

C.

Interests of Experts and Counsel

72

Item 8.

Financial Information

72

A.

Consolidated Statements and Other Financial Information

72

B.

Significant Changes

73

Item 9.

The Offer and Listing

73

A.

Offer and Listing Details

73

B.

Plan of Distribution

76

C.

Markets

76

D.

Selling Shareholders

77

E.

Dilution

77

F.

Expenses of the Issue

77

Item 10.

Additional Information

78

A.

Share Capital

78

B.

Articles of Incorporation and By-laws

78

C.

Material Contracts

87

D.

Exchange Controls

88

E.

Taxation

89

F.

Dividends and Paying Agents

93

G.

Statements by Experts

93

H.

Documents on Display

93

I.

Subsidiary Information

93

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

94

Item 12.

Description of Securities Other Than Equity Securities

95

Part II

96

Item 13.

Defaults, Dividend Arrearages and Delinquencies

96

Item 14.

Material Modification to the Rights of Security Holders and Use of Proceeds

96

Item 15.

Controls and Procedures

96

Item 16.

Audit Committee and other Financial Related Information

98

A.

Audit Committee financial expert

98

B.

Code of Ethics

98

C.

Principal Accountant Fees and Services

99

D.

Exemptions from the Listing Standards for Audit Committees

99

E.

Purchases and Sales of Equity Securities by the Issuer and Affiliated Purchasers

99

Part III

101

Item 17.

Financial Statements

101

Item 18.

Financial Statements

101

Item 19.

Exhibits

102

2007/2008 FORM 20-F | ILOG | 6

Back to Contents

Part 1

Item 1.

Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.

Offer Statistics and Expected Timetable

Not Applicable.

Item 3.

Key Information

A.

Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements and related Notes thereto and the other financial information appearing elsewhere in this Annual Report on Form 20‑F. As a French corporation publicly listed on Euronext in France, the income statement data set forth below for each of the years ended June 30, 2008, 2007 and 2006 and the balance sheet data at June 30, 2008 and 2007 have been derived from our Consolidated Financial Statements included elsewhere herein, which have been presented in euros and prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”) and audited by Ernst & Young Audit and by Audit and Diagnostic, independent public accounting firms. IFRS differs in certain respects from U.S. generally accepted accounting principles (“GAAP”). For the years prior to fiscal year ending June 30, 2005, the Company’s financial statements were prepared in accordance with French GAAP for the purpose of its listing on Euronext and in accordance with the requirements of the Autorité des Marchés Financiers (the “AMF”). The income statement data set forth below for each of the years ended June 30, 2005 and 2004 and the balance sheet data at June 30, 2006, 2005 and 2004 are derived from audited financial statements not included herein.

2007/2008 FORM 20-F | ILOG | 7

Back to Contents

The Company has also prepared its financial statements in U.S. dollars and in accordance with GAAP until June 30, 2007. These financial statements were audited by Ernst & Young Audit, an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States). These financial statements are not included herein. The Securities and Exchange Commission (“SEC”) adopted SEC Release Nos. 33–8879; 34–57026; International Series Release No. 1306; File No. S7–13–07 Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance With IFRS Without Reconciliation to U.S. GAAP, which became effective March 4, 2008. As a consequence of this release, the SEC now accepts financial statements for periods ending after November 15, 2007 and included in Form 20-F of foreign private issuers prepared in accordance with IFRS as published by the International Accounting Standards Board (“IASB”) . As of June 30, 2008, the Company elected to discontinue including financial statements in accordance with GAAP in its Form 20-F. The Company’s consolidated financial statements included herein comply with IFRS as issued by the IASB.

Note 24 of the Company’s consolidated financial statements includes a reconciliation between U.S. GAAP and IFRS shareholders’ equity as of June 30, 2007 and June 30, 2006 and net income for the years then ended.

2007/2008 FORM 20-F | ILOG | 8

Back to Contents

Consolidated Income Statements according to IFRS:

	Year Ended June 30,
(in thousands of euros, except per share data)	2008	2007	2006	2005	2004
	IFRS	IFRS	IFRS	IFRS	n/a(b)
Revenues:
License fees	53,845	57,101	54,517	53,153	n/a
Maintenance	36,070	33,995	31,320	26,861	n/a
Professional services	32,736	32,108	23,840	18,410	n/a
Total revenues	122,651	123,204	109,677	98,424	n/a
Cost of revenues:
License fees	971	1,128	833	821	n/a
Maintenance	3,698	3,840	3,521	3,064	n/a
Professional services	27,417	25,052	18,867	15,667	n/a
Total cost of revenues	32,086	30,020	23,221	19,552	n/a
Gross profit	90,565	93,184	86,456	78,872	n/a
Operating expenses:
Marketing and selling	49,318	48,814	45,930	42,431	n/a
Research and development	26,317	26,633	23,506	21,236	n/a
General and administrative	15,964	15,144	12,194	11,196	n/a
Total operating expenses	91,599	90,591	81,630	74,863	n/a
Income from operations	(1,034)	2,593	4,826	4,009	n/a
Financial interest, net	1,502	1,580	1,111	705	n/a
Other non operating income (expense), net	175	220	(226)	(57)	n/a
Loss from equity investments	(36)	(214)	(20)	-	-
Income before income taxes	607	4,179	5,691	4,657	n/a
Income taxes benefit (expense)	(479)	1,702	684	(589)	n/a
Net income	128	5,881	6,375	4,068	n/a
Net income per share:
- basic	0.01	0.32	0.35	0.23	n/a
- diluted	0.01	0.32	0.33	0.22	n/a
Shares and share equivalents used in per share calculations (thousands)(a)
- basic	18,489	18,231	17,995	17,815	n/a
- diluted	18,255	18,523	19,054	18,654	n/a
(a) See Note 1.13 of the Consolidated Financial Statements for an explanation of the number of shares and share equivalents use in per share calculations (b) n/a: non applicable

2007/2008 FORM 20-F | ILOG | 9

Back to Contents

Consolidated Income Statements according to US GAAP:

	Year Ended June 30,
(in thousands of U.S. dollars, except per share data)	2008	2007	2006	2005	2004
Revenues:
License fees	n/a	n/a	n/a	n/a	$58,163
Maintenance	n/a	n/a	n/a	n/a	27,625
Professional services	n/a	n/a	n/a	n/a	16,999
Total revenues	n/a	n/a	n/a	n/a	102,787
Cost of revenues:
License fees	n/a	n/a	n/a	n/a	1,062
Maintenance	n/a	n/a	n/a	n/a	3,510
Professional services	n/a	n/a	n/a	n/a	14,052
Total cost of revenues	n/a	n/a	n/a	n/a	18,624
Gross profit	n/a	n/a	n/a	n/a	84,163
Operating expenses:
Marketing and selling	n/a	n/a	n/a	n/a	48,815
Research and development	n/a	n/a	n/a	n/a	22,782
General and administrative	n/a	n/a	n/a	n/a	10,726
Total operating expenses	n/a	n/a	n/a	n/a	82,323
Income from operations	n/a	n/a	n/a	n/a	1,840
Financial income, net	n/a	n/a	n/a	n/a	696
Other non operating income (expense), net	n/a	n/a	n/a	n/a	249
Loss from equity investments	n/a	n/a	n/a	n/a	-
Income before income taxes	n/a	n/a	n/a	n/a	2,785
Income taxes benefit (expense)	n/a	n/a	n/a	n/a	(1,120)
Net income	n/a	n/a	n/a	n/a	$1,665
Net income per share:
- basic	n/a	n/a	n/a	n/a	$0.10
- diluted	n/a	n/a	n/a	n/a	$0.09
Shares and share equivalents used in per share calculations(a):
-basic	n/a	n/a	n/a	n/a	17,485
-diluted	n/a	n/a	n/a	n/a	18,417
(a) See Note 1.13 of the Consolidated Financial Statements for an explanation of the determination of the number of shares and share equivalents used in per share calculations.

2007/2008 FORM 20-F | ILOG | 10

Back to Contents

Consolidated Balance Sheet Data according to IFRS:

	June 30,
(in thousands of euros)	2008	2007	2006	2005	2004
	IFRS	IFRS	IFRS	IFRS	n/a
Cash and cash equivalents	47,114	40,781	54,469	51,050	n/a
Net working capital(a)	35,044	34,884	45,782	42,059	n/a
Total assets	107,549	109,206	93,429	87,515	n/a
Long Term Liabilities	-	12	165	299	n/a
Shareholders’ equity	61,162	61,732	53,543	47,890	n/a
(a) “Net working capital” consists of total current assets less total current liabilities.

Consolidated Balance Sheet Data according to US GAAP:

	June 30,
(in thousands of U.S. dollars)	2008	2007	2006	2005	2004
Total cash, cash equivalents and short term investments	n/a	n/a	n/a	n/a	$52,220
Net working capital(a)	n/a	n/a	n/a	n/a	45,077
Total assets	n/a	n/a	n/a	n/a	87,757
Long-term liabilities	n/a	n/a	n/a	n/a	959
Shareholders’ equity	n/a	n/a	n/a	n/a	$49,738
(a) “Net working capital” consists of total current assets less total current liabilities.

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

2007/2008 FORM 20-F | ILOG | 11

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

•

a change in technological developments which are typified by rapid and unpredictable developments;

•

the effectiveness of our marketing and sales activities;

•

customer defaults could increase if there is a continued or worsening lack of credit or a significant economic downturn in the U.S., Europe or in Asia that leads to increased bankruptcy filings;

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

1.

Risks relating to IBM public tender offers

Our operations and operating income could be adversely affected by the potential acquisition by IBM.

On July 28, 2008, the Company and IBM announced that they had entered into a Memorandum of Understanding relating to the proposed acquisition of the Company by IBM, for the purpose of acquiring our shares and warrants via public tender offers in the United States and France (the “Offers”). The announcement was followed on August 26, 2008 by a filing with the AMF of a draft tender offer document by CITLOI, an indirect wholly-owned subsidiary of IBM, and a draft response document by ILOG. The french offer was approved by the AMF on September 12, 2008 and the AMF approved the tender offer document of CITLOI and the response document of ILOG on such date. On October 14, 2008, CITLOI filed the Tender Offer Statement on Schedule TO with the SEC and the Company filed the Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The offers commenced on October 14, 2008 and are still ongoing at the time of the filing of this Form 20-F. The estimated amount of the offer is approximately 230 million euros (or approximately 330 millions US dollars on the basis of an exchange rate on September 30, 2008). The announcement of this transaction may affect the timing of our results (see Item 4.B – “Seasonality”) and/or could have a positive or negative impact on our revenues, if our clients accelerated or delayed, suspended, or abandoned their purchase decisions, until the transaction is completed, respectively. Current or potential clients could hesitate or decline to buy our products or services, due to competitive reasons or as a result of uncertainty tied to the future of our combined product lines with IBM products, and to the technical assistance and support for our current products. If the proposed acquisition were to lead a significant number of clients to delay their purchase decision, or to turn to another vendor, our earnings could be adversely affected. The potential acquisition could also have repercussions on our revenues if our business partners terminate their relationship because, for example, they believe that IBM is a competitor, or they fear that we might no longer offer products that could operate independently (stand-alone products) if the acquisition were successfully completed. Finally, the time and expense of this acquisition and the uncertainties involved could distract the attention of our officers and employees away from management of the Company and encourage employees to leave the Company. Furthermore, we have incurred significant expenses in connection with this acquisition that will negatively impact our net income and financial condition, even if the offers are not completed.

2007/2008 FORM 20-F | ILOG | 12

Back to Contents

If the conditions mentioned in the Tender Offer Statement on Schedule TO of CITLOI, a subsidiary of IBM, and in the Memorandum of Understanding, are not met, the acquisition might not take place, and the price of our Shares and ADSs could decrease.

The tender offer filed by CITLOI is subject to the satisfaction of certain conditions described in the Tender Offer Statement on Schedule TO filed by CITLOI with the SEC on October 14, 2008 which present the conditions set forth in the Memorandum of Understanding. Among other things, CITLOI, an indirect wholly-owned subsidiary of IBM, will not be required to proceed with the Offers unless it has the right to hold Shares (including those represented by ADSs) representing, at the closing of the Offers, at least 66.67% of the share capital and the voting rights of the Company on a fully-diluted basis. In addition, the offer is subject to antitrust clearance of the transaction by the European Commission under Article 6(1)(b) of the European Union Council Regulation (EEC) No. 139/2004. We cannot guarantee that all of these conditions will be met.

In addition, under the provisions of Article 232-11 of the AMF General Regulations, and as described in the Tender Offer Statement on Schedule TO of CITLOI, the bidder may withdraw its offer: (i) within a period of five days following publication of the timetable of a competing offer or competing higher offer, and (ii) with the prior authorization of the AMF if the Company adopts, during the offer period, measures that modify the substance of the offer, or if the offer becomes irrelevant. If the acquisition were not completed, or if it were significantly delayed, the price of our Shares and ADSs could decrease to the level existing prior to the announcement of the offer, or significantly lower.

The failure or delay of IBM’s acquisition of us could have negative consequences on our future operations and transactions, as well as on the price of our Shares and ADSs.

If the acquisition is not completed, or if it is delayed or withdrawn, we could suffer from a number of adverse consequences that could have a significant negative impact on our business, earnings and the price of our Shares and ADSs, specifically:

•

the additional work generated by the acquisition, and the uncertainties that it may involve, could lead to a decrease in revenues, and a weakening of our market position that we might not be able to recover from, if the transaction does not take place;

•

we could be ordered to pay IBM for breach of contract or a break-up fee amounting to €4 million if our Board of directors withdraws or modifies its recommendation regarding the Offers and/or recommends a tender offer from a third party or the tender offer in France is withdrawn pursuant to Article 232-11 of the AMF General Regulations;

•

we would be obligated to pay our own expenses relating to the acquisition, such as legal and auditors fees, and the fees of our financial advisors, which could be significant and result in a decrease in our net income;

•

we might not be in a position to take advantage from other market opportunities, or to react to pressures from competition;

•

the price of our Shares and ADSs could decline, to the extent that the current price of our Shares and ADSs has factored in the success of the acquisition;

•

we might not be able to retain the personnel that are indispensable to the success of our business; and

•

we might not be able to maintain effective internal control over financial reporting as a result of the departure of certain of our employees.

The cash amount that shareholders will receive upon the completion of the Offers is based on a fixed amount per share and the price of the ADSs is subject to foreign currency exchange fluctuations. Therefore, the premium relating to our Shares and ADSs price might decrease at the moment of their being tendered in connection with the Offers.

2007/2008 FORM 20-F | ILOG | 13

Back to Contents

According to the terms of the Offers, the Company’s shareholders will receive 10 euros in cash per Share. ADS holders will receive an amount sum in dollars which, converted into euros, will be equal to 10 euros as of the date of the settlement and delivery under of the Offers. Given that the price per Share is fixed, the amount per Share that the Company’s shareholders will receive will not change, even if our Share price does change. There will not be an adjustment of the price per Share, nor a right to withdraw the Offers solely because of fluctuations in the Company’s Share price. Furthermore, ADS holders are subject to the risk of a decrease in the dollar/euro exchange rate before the closing of the Offers. In that case, the value offered in U.S. dollars for each ADS would decrease. Therefore, the price of the Company’s Shares and ADSs during and following the closing of the Offers could be higher than the price at the moment of the Offers’ closing than their current price or their price at the time of there being tendered in connection with the Offers.

2.

Risks concerning our ability to achieve financial results

Our quarterly operating results have fluctuated significantly as has the price of our Shares and ADSs and they may continue to do so in the future.

Factors causing such fluctuations include:

•

varying demand for our products and services;

•

the size, timing and structure of significant license sales and/or royalty payments by customers;

•

cost overruns on fixed price consulting contracts and fluctuations in the profitability and losses associated with consulting contracts;

•

the growing complexity of our customers’ decision making processes;

•

the size of our consulting services staff, which may or may not track customer demand for our services and difficulties in quickly adjusting the size of the consulting staff in response to market demands which may fluctuate rapidly;

•

our periodic reliance on third party consultants to meet temporary increases in demand for our services, which results in lower service margins;

•

seasonality, particularly since a significant proportion of our sales come from Europe, where we generally realize lower revenues in the quarter ending September 30 than in the immediately preceding quarter due primarily to reduced economic activity in the summer months;

•

general economic conditions and customer spending on software and information technology products;

•

foreign currency exchange rate fluctuations;

•

analyst expectations and analyst reports and recommendations;

•

stock market performance, particularly in the high-tech sector;

•

the timing of product announcements; and

•

a change in the competitive landscape due to competitors’ increased market share or introduction of a well regarded product.

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

ILOG’s business rules management system (“BRMS”), optimization and visualization product lines accounted for approximately 43%, 39% and 18% of our license and maintenance revenues in the 2008 fiscal year. We expect that revenues from each of these product lines will continue to represent a substantial portion of our total license and maintenance revenues for the foreseeable future. As a result, any factors adversely affecting one or more of these product lines could have a material adverse effect on our business, operating results and financial condition.

2007/2008 FORM 20-F | ILOG | 14

Back to Contents

In addition, most of our professional services revenue is derived from the implementation of our BRMS products for new and existing customers. As a result, a decline in the demand for our software would result in a decline in the demand for our professional services.

The financial industry is important to the deployment of our BRMS product line, especially for IT development of online orders and loan applications systems. The financial industry is subject to credit, liquidity, market and interest rate risks that may be influenced by unexpected events, such as the current sub-prime crisis in the United States and the global credit liquidity crisis and stock market declines, negatively impacting several parts of the financial markets. In 2008 fiscal year, the economic and financial conditions of the banking sector had a material negative impact on revenues generated by our BRMS product line (resulting in a 10% contraction of revenues expressed in euros, compared to 19% growth in the 2007 fiscal year for combined license and maintenance revenues). These conditions also had a negative impact on revenues generated by professional services associated with BRMS implementation for new and existing clients. If economic and financial conditions in the banking sector continue to deteriorate, we may experience an ongoing decline of BRMS revenues, which will negatively affect our financial results.

In addition, during the 2008 fiscal year, the significant rise in oil price had a significant negative impact on the profitability of airline companies, which resulted in a decline in their purchase of information technology, including our products. If the surge of oil prices resumes, the negative impact on demand for our products could continue.

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

In the 2007 and 2006 fiscal years, we significantly increased our professional services activity, which growth significantly slowed down in fiscal year 2008 as a result of the difficulties in the financial industry lowering the demand for ILOG services. As a result, demand for our services temporarily exceeded our internal capacity to staff the consulting engagements under contract, necessitating the hiring of additional third party consultants to fulfil such engagements. The hiring of these additional third party consultants could not be quickly reversed in the 2008 fiscal year in order to take into account the reduction of demand, and the gross profit on professional services significantly decreased during the 2008 financial year. On the last quarter of fiscal year 2008, the Company succeeded in adjusting internal and external resources and managed to recover a gross profit margin above 20%.

Third party consultants are more costly than the use of our staff consultants. As a result, costs relating to third party consultants represented 25% of total costs of professional services in the 2008 fiscal year and gross profit on professional services activities was 16% in the 2008 fiscal year compared to 22% in the 2007 fiscal year, reflecting the underutilization of our consultants in the 2008 fiscal year.

The number of consulting engagements that we have can fluctuate at any given moment in time and is unpredictable. As a result, we cannot be assured that we will have sufficient work to keep our consultants engaged in fee-based projects on a full time basis, thereby potentially increasing our overhead without any corresponding increase in revenues, which could adversely impact our operating results and income. In addition, our professional services require highly technical and specific skills. Our ability to provide professional services has been constrained in the past, and may be constrained in the future, particularly when consultants with requisite skills are occupied on other engagements, which could result in lost revenues. In addition, due to the complex nature of our professional services, the actual margins we earn on professional services could be below the expectations at the outset of the engagement, which could have a negative impact on our net income and the price of our Shares and ADSs.

2007/2008 FORM 20-F | ILOG | 15

Back to Contents

We have invested in certain vertical markets by developing industry specific products which may or may not yield any increase in profits, particularly due to the high cost of implementation which we provide at reduced prices as an inducement to the sale of these products.

In fiscal year 2008, we continued our work to develop several new optimization products targeted to specific industries. Investments in new products and services are inherently speculative. The revenues we have received from these emerging products have not to date and may not in the future cover the associated development costs, some of which are still ongoing. Commercial success of new products depends on many factors, including our ability to execute our sales strategy with respect to these products, the commercial acceptance of these products by customers and the general economic conditions in these industries, particularly the semiconductor chip manufacturing, transportation and process manufacturing industries. Our current strategy involves absorbing some of the implementation costs as an inducement to the sale of these products. We recently decided to scale back on the fixed cost components of two of the three vertical products we have in development. We cannot be assured that these products will become commercially viable, or will ever achieve profitability.

The industry in which we operate is characterized by intense competition and consolidation and collaboration in our industry could further increase competition significantly and result in fewer customer orders, price reductions, reduced transaction sizes, reduced profits and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition.

The markets for our products and services are intensely competitive and we expect product and service offerings and pricing competition to increase. We compete with a number of private and public companies in our individual product lines, however, we do not believe we have any competitor across all three of our product lines. Our competitors include, without limitation, by product line: (i) Business Rule Management Systems: Computer Associates, Corticon Technologies, Fair Isaac, Haley, Microsoft, Pegasystems and Red Hat; (ii) optimization: Cosytec, Dash Associates (now part of Fair Isaac) and SAS; (iii) visualization: Infragistics, SL Corporation and Tom Sawyer. The optimization product line includes supply chain management software applications for which Infor is also a competitor. Some of our competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader product offerings and a larger installed base of customers than we do. In addition, some of our competitors have well-established relationships with our current and potential customers. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products and may be able to offer products cheaper than us.

We also face increased competition from companies such as Red Hat, or software developer communities who provide software with some of the functionalities provided in our Rules products on an “open source” or free basis. In addition, we encounter competition from “low cost” companies in India, China and other countries, and we compete with companies that provide packaged software with respect to specific applications. In addition, virtually all of our customers have significant investments in their own existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing our current or proposed components. This would eliminate their need for our services and components and limit future opportunities. We are, therefore, required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products.

Barriers to entry in our business are generally low and the software industry is currently undergoing consolidation as software companies seek to offer more extensive suites and broader arrays of software products, as well as integrated software and hardware solutions. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. If one or more of our competitors were to merge or partner with another of our competitors, we could face significantly increased competition. Competitors and potential competitors could also seek to invest in the development of technologies and solutions internally that compete with our products and services. New or enhanced products introduced by existing or future competitors could increase the competition faced by our products. Furthermore, companies larger than us could enter the market through internal expansion or by strategically aligning themselves with one of our competitors and may be able to offer cheaper products than us. Our competitors may also establish or strengthen cooperative relationships with our current or future distributors, resellers, original equipment manufacturers or other parties with whom we have relationships, thereby limiting our ability to sell through these channels and reducing promotion of our products.

2007/2008 FORM 20-F | ILOG | 16

Back to Contents

The ongoing market consolidation and/or increased competition resulting from a combination of our competitors or a competitor’s successful product development or collaboration with our sales partners could result in fewer customer orders, price reductions, reduced transaction sizes, reduced profits and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition. See “Item 4.B. – Our markets and Competition”.

The fact that our products require significant implementation costs contributes to the extended length and variability of our sales cycle and we often experience a concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and cause the price of our Shares and ADSs to decline.

Because of the horizontal or “generic” nature of the functionality of our software components, additional development to fit customers’ particular industries is required. Our vertical products also require significant implementation costs to enable them to work with customers’ particular operational parameters and requirements. For our customers that are trying to automate very complex problems, the additional development/customization process can prove difficult and expensive, and therefore purchasing decisions are sometimes difficult to predict and capture accurately in our forecasts.

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

We also face difficulty predicting the amount of expected sales and the quarter in which sales to expected customers will occur due to the nature and length of the sales cycle for our products. In addition, the complexity of our professional services engagements can result in delayed deliverables or milestones, resulting in delayed receipt of revenues. We rely on forecasted revenues for planning and modeling our earnings guidance before actual sales are consummated. Forecasts, however, are only estimates and actual results may vary for a particular quarter or longer periods of time. Consequently, significant potential discrepancies between actual and forecasted results could limit our ability to plan, budget or provide accurate earnings and profitability guidance, which could adversely affect the price of our Shares and ADSs. Any publicly-stated revenue or earnings projections are subject to this risk.

Our business involves more professional services engagements on a fixed price basis than we have undertaken in prior years which presents the risk that the work product may not be accepted when finally delivered and therefore we may not be paid for our time or the cost of the engagement may be more than we receive in revenues.

2007/2008 FORM 20-F | ILOG | 17

Back to Contents

We are not able to precisely assess the risk relating to fixed price engagements. The number of such contracts is not currently significant, but has been increasing in recent years. If the customer does not accept all or part of the work product that we deliver, we may not receive some or all of the anticipated revenues to offset the costs incurred in performing the engagement, which could have an adverse impact on our revenues, net profit and financial condition.

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

In fiscal year 2008, approximately 16% of our revenues were generated from ISVs which embedded our software components in their applications, which they in turn sell to their customers. In fiscal year 2008, our two largest customers were IBM and SAP A.G., ISVs, that provided 2.6% and 2.3%, respectively, of our revenues, and revenues from the eight next largest customers, after IBM and SAP, of which two were ISVs, accounted for a further approximately 1.4% of our revenues. If any or all of the ISVs decided for any reason to replace our components with their own or a competitor’s technology, discontinued offering any of the applications embedding our components and/or experienced a business downturn, our business, operating results and financial condition would be adversely affected.

3.

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

There can be no assurance that we will be successful in acquiring, developing and marketing new products or product enhancements, that we will not experience difficulties that delay or prevent the successful acquisition, development, introduction or marketing of such products or enhancements or that any new products or product enhancements will adequately address market and technological requirements and achieve market acceptance. As it is customary in the software industry, we have in the past experienced delays in the introduction of new products and features, and we may experience such delays in the future. As a result, revenue from new product and service investments may not be achieved for a number of years, if at all. Moreover, new products and services may not be profitable and even if they are profitable, operating margins for new products and services may not be as high as the margins we have experienced historically. If we are unable, for technological or other reasons, to integrate acquired products, or develop new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company’s business, operating results and financial condition would be materially adversely affected.

If our professional services activities fall below customer expectations, we could lose customers or be required to reimburse customers for license and service fees paid to us.

2007/2008 FORM 20-F | ILOG | 18

Back to Contents

In fiscal year 2008, approximately 27% of our revenues were directly provided by our professional services which are designed to facilitate customer adoption of our products, and accelerate their deployment, so that further license and maintenance revenues can be generated for us. If our professional services fail to meet or satisfy customer expectations, we could lose customers and we may be required to reimburse customers for license and service fees paid to us.

Currency fluctuations could result in lower profitability for us in euro terms and the reporting of exchange losses.

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the euro, our financial reporting currency for the financial statements included in this annual report. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the euro have caused and will continue to cause euro translated amounts to vary from one period to another. Approximately 46% of our sales revenues and 36% of our operating expenses in fiscal year 2008 were denominated in U.S. dollars, with the remainder in euros and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in euro terms assuming no change in revenue and cost structure. See “Item 5 – Non-GAAP Financial Measures”.

Also, currency exchange rate movements of foreign currency denominated receivables and payables recorded by the Company and each of its subsidiaries, including their respective inter-company accounts, result in the reporting of realized and unrealized exchange gains or losses in our income statement. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results. In order to mitigate the impact of exchange rate fluctuations, we enter into foreign exchange derivative financial instruments to protect against foreign currency rate improvements relative to the euro for anticipated cash flows from transactions between the Company and its subsidiaries. While we have a policy of hedging our short-term currency exposures associated with anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro, there can be no assurance that this policy will be successful and/or properly executed. See “Note 9 to the Consolidated Financial Statements”.

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

2007/2008 FORM 20-F | ILOG | 19

Back to Contents

The loss of services of any of our key personnel could have a materially adverse impact on our business.

Our future success will depend in significant part upon the continued service of our key technical, sales and senior management personnel, including, Pierre Haren, our Chairman and Chief Executive Officer, known in France as the Président Directeur Général. We are also particularly dependent upon our technical personnel with expertise in object oriented technology, math programming and artificial intelligence technology. Our recently announced acquisition with IBM could cause key personnel to leave our employment even if the acquisition is not successful, which would negatively impact our business.

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

Our engineering and research and development operations are located primarily in France, except for our CPLEX products, which are developed in Incline Village, Nevada, and Sunnyvale, California, and our recently acquired LogicTools products, which are developed in Eugene, Oregon. We expect that a limited amount of research and development work on our existing products will be performed by our office in Shangaï, China. Our sales and marketing operations are located on four continents. These varied locations and the inter-related activities of these groups have in the past led, and in the future could lead, to logistical and communication difficulties.

Further, our global operations may be directly affected by adverse economic, health and geopolitical conditions in the countries where we do business. Approximately 46%, 45% and 10% of our revenues in fiscal year 2008 were from North America, Europe and the Asia-Pacific region, respectively. Worldwide operations are subject to a number of risks, including:

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

•

the impact of localized business cycles; and

•

regional economic conditions, cyclicality and instability.

2007/2008 FORM 20-F | ILOG | 20

Back to Contents

4.

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

Despite our efforts to protect our proprietary rights, other companies could seek to design around our proprietary technology and unauthorized parties may attempt to copy, use or make copies of our products or aspects thereof, or obtain or use information that we regard as proprietary. Policing unauthorized use of our products is difficult. In addition, the laws of many jurisdictions do not protect our proprietary rights to as great an extent as do the laws of France and the U.S. In particular, “shrink-wrap” licenses may be unenforceable under the laws of certain jurisdictions and copyright and trade secret protection for software may be unavailable in certain countries. Under current EU intellectual property laws, software does not benefit from patent protection. Consequently, we rely primarily on the copyright laws of the U.S. and France to protect our proprietary rights. We currently have one pending patent application in Japan, jointly filed with Mitsubishi Chemical Kabushiki Kaisha, one U.S. patent entitled Interactive Generation of Graphical Visualizations of Large Data Structures, and five pending utility patent applications in the U.S. with titles as follows: “Method and System for Optimizing Mixed Integer Programming Solutions;” “Method and System for Optimizing Business Process Management Using Mathematical Programming Techniques;” “Method and System for Identifying Conflicting Constraints in Mixed Integer Programs;” “Method and System for Applying Evolutionary Search to Generate Robust Search Strategies;” and “Method and System for Sequential Compilation and Execution of Rules.” We cannot assure you that any patents will be issued with respect to our pending or any future patent applications. Furthermore, these and any other patents we obtain in the future may be circumvented, challenged, invalidated or designed around by other companies. The objective impossibility to adequately protect our intellectual property for these or other reasons could adversely affect our business and competitive position, operating results and financial condition.

2007/2008 FORM 20-F | ILOG | 21

Back to Contents

5.

Risks relating to business combinations and investments

Past and future acquisitions and minority investments may result in additional liabilities or risks for the Company or the dilution of holders of our Ordinary Shares and ADSs or earnings per Share and ADS.

Our business strategy has included, among other things, seeking to acquire or making minority investments in companies with complementary product lines, technologies or businesses. Such acquisitions and investments could potentially result in the incurrence of debt and contingent liabilities and write-offs related to goodwill and other intangible assets, which could materially adversely affect our profitability. Were we to pursue one or more acquisitions in the future, there can be no assurance that we will be able to successfully consummate such transactions, achieve the expected rates of return, integrate the acquired assets and business or the acquired companies’ employees successfully into our working environment, and/or retain either our or the acquired companies’ key employees. Similarly, investments in minority interests may not achieve our expected rates of return and are subject to additional risks, including a lack of control or ability to implement our preferred strategies at such companies whose strategies and interests may differ from ours. Such acquisitions and minority investments could also create product liability issues, and could result in a significant diversion of management attention away from the day to day operations of the Company, or result in significant acquisition costs that may not be recovered if the transaction is not completed. In addition, acquisitions and minority investments can result in a dilution of the position of our existing shareholders and our earnings per Share and ADS if we used Shares to make acquisitions or investments, as well as result in unanticipated legal risks and costs, and liabilities.

Limitations imposed by French law and our by‑laws may prevent or delay an acquisition by ILOG using its Shares.

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

6.

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

2007/2008 FORM 20-F | ILOG | 22

Back to Contents

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

•

ADS holders may not receive copies of all reports from the Depositary or us in a timely manner or at all; and

•

the Depositary and we may amend or terminate the Deposit Agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

Limitations imposed by French law and our by‑laws could prevent an acquisition of us.

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

ILOG and a majority of its executive officers and directors are residents of France and other countries other than the United States. In addition, many of the assets of ILOG and such persons are located in whole or in substantial part outside of the United States. As a result, it may not be possible for shareholders to effect service of legal process within the United States upon us or most of these persons, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, judgments of U.S. courts, including those predicated on the civil liability provisions of the U.S. federal securities laws, may not be enforceable in French courts. As a result, our shareholders who obtain a judgment against us or such persons in the United States may not be able to require us or such persons to pay the amount of the judgment.

2007/2008 FORM 20-F | ILOG | 23

Back to Contents

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

e)

the issuance of any guarantees and other collateral security in compliance with the provisions of current laws and regulations benefiting to any company or entity of the ILOG group in connection with their activities, as well as the financing of their activities;

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

Our registered office is located at 9 rue de Verdun, 94253 Gentilly, France, and our telephone number is +33 1 49 08 35 00. Our agents for service of process in the United States are Corporation Service Company, 6th Floor, 80 State Street, Albany, NY 12207-2543 and CT Corporation, 3 Winners Circle, 3rd Floor, Albany, NY 12205. Our website is www.ilog.com. Information contained on or linked to ILOG’s website is not part of, and is not deemed to be incorporated by reference in, this Annual Report. We make our Annual Reports on Form 20-F and Document de Référence, and amendments to these reports, if any, available free of charge through our website as soon as practicable following their respective filing with the SEC and the AMF.

In 1987, we began licensing software components to companies developing software applications. These customers licensed our components in order to add new functionalities to their software applications. Our software components were initially developed in the LISP programming language, and transitioned to a new language C++ in 1992 in order to follow the technical evolution of the software industry. Our two new products in 1993 were ILOG Views and ILOG Solver, which our customers were using to add functionalities to their applications, such as, better visualization interfaces (Views) or resources allocation capabilities (Solver). Until 1995 our sales were concentrated in Europe, particularly in France. In 1995, we started to expand our sales efforts globally by establishing a major sales presence in the U.S. and Asia. In 1997, we acquired the business of CPLEX Optimization, Inc., or CPLEX, located in Incline Village, Nevada, which provided linear based optimization software products for the supply chain industry. In the late 1990s, we started to introduce a Java version of our products to follow once again the software industry’s technical evolution. We also introduced our business rule management systems, or BRMS, product in 1996, which gives software engineers the ability to better manage the rules operating their applications. The financial services sector has been the primary market for our BRMS products, for use in developing, among other things, online trading or credit decision applications. Our BRMS product line is today our largest product line generating half of our license and maintenance revenues. We also introduced a C# version of some of our visualization products in fiscal year 2004 and of our BRMS products in fiscal year 2005. C# is a programming language developed by Microsoft.

2007/2008 FORM 20-F | ILOG | 24

Back to Contents

Until our initial public offering in 1997 on the NASDAQ National Market (which subsequently became the Nasdaq Stock Market on August 1, 2006), which raised $24.9 million, we were financed through a combination of retained earnings, venture capital funding and interest free loans from French government agencies and the European Union. This initial public offering enabled us to acquire the business of CPLEX, which was financed with $15.0 million of cash, and the issuance of 1.7 million Shares and promissory notes totalling $5.0 million. In 1998, an additional financing of $10.5 million was received from SAP A.G. in exchange for 685,064 shares. This partnership, along with others, made us a significant player in the supply chain management market. In 1998 we listed our Shares on the Nouveau Marché of Euronext Paris and in 2005 our shares were transferred to Eurolist by Euronext Paris (now Euronext Paris by NYSE Euronext, since 2007) when the Nouveau Marché was dissolved. See “Item 9 – The Offer and Listing”.

On July 28, 2008, we and IBM announced we had entered into a Memorandum of Understanding relating to the proposed acquisition by IBM of our shares and warrants via public tender offers in the United States and in France for an estimated 230 millions euros (approximately 330 millions U.S. dollars with an exchange rate as of September 30, 2008) (the “Offers”). The announcement was followed on August 26, 2008 by a filing with the AMF of draft tender offer document by CITLOI, an indirect wholly-owned subsidiary of IBM and a draft response document by ILOG. The AMF granted its approval of the offer on September 12, 2008. On October 14, 2008, CITLOI, an indirect wholly-owned subsidiary of IBM filed the Tender Offer Statement on Schedule TO with the SEC and the Company filed the Solicitation/Recommendation Statement on Schedule 14D‑9 with the SEC. The Offers commenced on October 14, 2008 and are still ongoing at the time of the filing of this Form 20‑F.

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

2007/2008 FORM 20-F | ILOG | 25

Back to Contents

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

Recent developments

In addition to the public tender offers described in Item 4.A above, no material recent development impacted our activities in fiscal year 2008. Commercial activities continue to be relatively equally split between North America and Europe, with Asia representing 10% of total revenues. Research activities are mainly located in France. In April 2008, we relocated our Chinese operations to a new building in Shanghai, China. The lease for this 2,300 sq. meters building expires in 2012 and total rent over this period amounts to approximately 1.5 million euros. However, the lease agreement can be terminated by ILOG upon three-month notice. We expect to continue our development in China with this investment. Along with commercial activities, we also manage a development center in Shanghai that supplies services and custom solutions for the Chinese market and for the needs of other subsidiaries.

On April 11, 2007, ILOG completed the acquisition of LogicTools, a Chicago-based provider of supply chain planning applications specializing in network design and inventory optimization, for a purchase price of $15.5 million (11.6 million euros). LogicTools’ applications are based on the ILOG CPLEX optimization product and related sales are classified in the optimization product line as well as the revenues of the other vertical applications developed by ILOG. LogicTools’ total revenues amounted to $7.1 million in calendar 2006 and the portion of revenues that impacted ILOG revenues in fiscal year 2007 between the acquisition date of April 11, 2007 and June 30, 2007 amounted to $1.5 million, $0.8 million of which represents license and maintenance revenues classified in the optimization product line revenues, and the remaining $0.7 million of which represents consulting revenues. The acquisition was structured as a reverse triangular merger, pursuant to an Agreement and Plan of Merger, dated as of February 9, 2007, as amended, among LogicTools, Inc., the voting stockholders thereof, the Stockholders’ Representative named therein, ILOG, ILOG, Inc. and ILOG USA, Inc. Pursuant to the Merger Agreement, we acquired all of the outstanding shares of LogicTools for a total cash consideration of $15.2 million subject to a post closing adjustment based on closing consolidated shareholders’ equity, approximately $1 million of which was deposited into a two year escrow account to satisfy any purchase price adjustment and indemnification claims. The Merger Agreement contained customary representations, warranties, covenants and indemnities.

On October 26, 2006, ILOG acquired 35% of the capital and voting rights of the Chinese company, Shanghai FirstTech Co., Ltd (FirstTech), investing $1.9 million (1,5 millon euros), including acquisition fees. FirstTech is a systems integrator who has been ILOG’s partner for developing and marketing manufacturing and insurance solutions for the Chinese market. Prior to this investment, FirstTech was majority-owned by Shanghai Baosight Software Co., Ltd., a publicly listed subsidiary of Shanghai Baosteel Group Corporation. ILOG expects to leverage this relationship to develop and market planning and scheduling solutions for the Chinese manufacturing sector and to promote process automation in the rapidly growing Chinese insurance industry.

On November 20, 2006, ILOG acquired one-third of the capital and voting rights of Prima Solutions (Prima), a Paris based supplier of software platforms for the insurance sector. This investment, including acquisition fees, amounted to approximately $4.4 million (3.4 million euros) and is intended to reinforce the partnership between the two companies and sustain a stronger penetration of ILOG’s business rule management systems in the insurance market.

2007/2008 FORM 20-F | ILOG | 26

Back to Contents

Our markets and competition

ILOG has three product lines addressing various needs of companies that design software applications, both for internal use and for licensing to third parties. We primarily promote our products in the following industries or market sectors: financial services and insurance, supply chain, telecommunications, transportation and e-government.

According to IDC1, from the report “Software Market Forecast” dated June 4, 2008, the worldwide business rule management systems (BRMS) market was estimated to be approximately $260 million. We believe we are the leader in the BRMS market, with an estimated market share of 24.9% in the 2008 financial year. According to Gartner with the advent of Service Oriented Architecture (hereinafter referred to as SOA) and Business Process Management (hereinafter referred to as BPM), greater emphasis is expected to be placed on leveraging explicit business rules as defined as reusable assets. Gartner analysts also believe that just as BPM is a management discipline that is greater than its constituent technologies, BRMS is a larger concept than the specific engine used to automate enterprise decisions. The Company believes this makes BRMS essential components of the BPM market and of SOAs and that the BRMS market should grow along with the BPM market and SOA initiatives.

According to a 2006 AMR Research study, “the Supply Chain Management (SCM) Market Sizing Report-2006-2011”, the supply chain applications market is now a $6 billion global market in total revenue. ILOG’s software, particularly its optimization software, is an underlying technology used by an estimated one-third of the software application vendors in the SCM market. ILOG has developed partnerships with most of the significant vendors in this market, including the two leaders, SAP and Oracle. ILOG now also develops and markets SCM applications, among which are its line of LogicTools products which are software applications used for inventory network design and inventory optimization.

The markets for our products and services are intensely competitive and we expect product and service offerings and pricing competition to increase. We compete with a number of private and public companies in our individual product lines, however, we do not believe we have any competitors across all three of our product lines: BRMS, optimization and visualization. Our competitors include, without limitation, by product line: (i) BRMS: Computer Associates, Corticon Technologies, Fair Isaac, Haley, Microsoft, Pegasystems and Red Hat; (ii) optimization: Cosytec, Dash Associates (now part of Fair Isaac) and SAS; (iii) visualization: Infragistics, SL Corporation and Tom Sawyer. The optimization product line includes supply chain management software applications for which Infor is also a competitor. Some of our competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader product offerings and a larger installed base of customers than we do. In addition, some of our competitors have well-established relationships with our current and potential customers. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products and may be able to offer products cheaper than us.

We also face increased competition from companies such as Red Hat, or software developer communities who provide software with some of the functionalities provided in our Rules products on an “open source” or free basis. In addition, we encounter competition from “low cost” companies in India, China and other countries, and we compete with companies that provide packaged software with respect to specific applications. In addition, virtually all of our customers have significant investments in their own existing solutions and have the resources necessary to enhance existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing our current or proposed components. This would eliminate their need for our services and components and limit future opportunities. We are, therefore, required to persuade development personnel within these customer organizations to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products.

(1) The IDC Report described herein, (the “IDC Report”) represent data, research opinion or viewpoints published, as part of a syndicated subscription service available only to clients, by IDC, and are not representations of fact. The IDC Report does not constitute a specific guide to action and the reader of this Annual Report assumes sole responsibility for his or her selection of, or reliance on, the IDC Report, or any excerpts thereof, in making any decision, including any investment decision. The IDC Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the IDC Report are subject to change without notice. IDC is not responsible, nor shall it have any liability, to the Company or to any reader of this Annual Report for errors, omissions or inadequacies in, or for any interpretations of, or for any calculations based upon data contained in, the IDC Report or any excerpts thereof.

2007/2008 FORM 20-F | ILOG | 27

Back to Contents

Barriers to entry in our business are generally low and the software industry is currently undergoing consolidation as software companies seek to offer more extensive suites and broader arrays of software products, as well as integrated software and hardware solutions. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. If one or more of our competitors were to merge or partner with another of our competitors, we could face significantly increased competition. Competitors and potential competitors could also seek to invest in the development of technologies and solutions internally that compete with our products and services. New or enhanced products introduced by existing or future competitors could increase the competition faced by our products. Furthermore, companies larger than us could enter the market through internal expansion or by strategically aligning themselves with one of our competitors and may be able to offer cheaper products than us. Our competitors may also establish or strengthen cooperative relationships with our current or future distributors, resellers, original equipment manufacturers or other parties with whom we have relationships, thereby limiting our ability to sell through these channels and reducing promotion of our products.

The ongoing market consolidation and/or increased competition resulting from a combination of our competitors or a competitor’s successful product development or collaboration with our sales partners could result in fewer customer orders, price reductions, reduced transaction sizes, reduced profits and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition.

In order to reduce the consequences of the undergoing financial crisis that affects the Company’s activities the Company has reinforced its commercial efforts toward industries other than the financial industry to further diversify its client portfolio. See “Item 3.D – Risk Factors – 2. We generate all our revenues from three product lines. Any factor adversely affecting any of these product families could have a material adverse effect on our business, operating results and financial condition.”

See “Item 3.D – Risk Factors – 2. Risks concerning our ability to achieve financial results – The industry in which we operate is characterized by intense competition and consolidation and collaboration in our industry could further increase competition significantly and result in fewer customer orders, price reductions, reduced transaction sizes, reduced profits and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition”.

Business Strategy

Our business strategy is focused on the following key areas:

Establish Business Rule Management Systems as an Enterprise Software Platform. In promoting our BRMS products to large international companies, we are seeking to establish business rule technology as an essential technology to automate and manage change in operational systems. As BRMS plays an increasing role in Service Oriented Architectures (SOA) and Business Process Management (BPM) systems, we are seeking to leverage the strong presence of vendors in these markets, such as IBM, Oracle, SAP, Microsoft, BEA, Software AG and Sun, to drive BRMS sales by designing our BRMS products to work with these software vendors’ platforms and by also developing connectors and interfaces for use of our BRMS products with these platforms.

2007/2008 FORM 20-F | ILOG | 28

Back to Contents

Create a Broader Market for Optimization Products. We are seeking to extend the penetration of our optimization products by promoting our products directly to customers as well as through third party channels, and by developing vertical solutions. To our development tool portfolio, we have added the Optimisation Decision Management System, or ODMS. ODMS enables developers to develop optimization models which in turn speed deployment of optimization software applications by allowing business users, through a packaged business user interface, to take part in the rapid prototyping and iterative development needed to specify key performance indicators, business rule templates, solution views and business goals. In addition, our OPL Development Studio product is a development environment which can expedite the development and deployment of software designed to optimize resource allocation when used with our component systems libraries. Recent significant improvements in our OPL Development Studio product have been well received in the market. In addition, our LogicTools product line, marketed to SCM vendors, enables the rapid design of an optimized distribution network based on historical inventory levels and customer purchasing patterns, as well as the optimization of inventory levels at each distribution center. We have also developed new software applications focused on specific scheduling and planning opportunities in the semiconductor and manufacturing markets, and while our marketing strategies with respect to these products is still evolving, our initial focus has been on selling these applications through direct marketing efforts to the manufacturing sector, and using a combination of direct sales and a reseller arrangement with IBM for the semiconductor market.

Leverage Business Process Management Software Trends. We believe the push for greater process efficiency as well as the growing popularity of SOA, is driving the demand for BPM systems. BPM enables an organization to manage its inter-dependent processes, such as sales, shipping and invoicing, by using a single “language” that is universally understood by all of the software used to manage those processes, thereby eliminating the need to repeatedly enter the same data for each step in the process. A BPM system will either use services in connected applications to perform business operations, such as calculating a repayment plan for a loan, or will send messages to human workers requesting they perform certain tasks which necessitate human input. We believe that a key feature of ILOG’s BRMS is that the business manager can make changes to the process in real time by changing the “rules” directing the flow of work or automating the decisions (for example, to add the following rule “if the debtor is more than ten days late, then charge a 10% penalty as part of the loan repayment plan”) which means that changes in the process can be moved into operation faster than in the past, when such rule changes required recoding of the software application by a software developer, which was a lengthy process.

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

2007/2008 FORM 20-F | ILOG | 29

Back to Contents

Expand Revenues from Software Vendors. Our agreements with ISVs have consistently been a key part of our business strategy, because they enable the deployment of our software. ISVs embed portions of our software into their applications in order to avoid being required to develop certain software attributes, such as a user interface, in the case of our visualization products, or functions, such as a rule engine for processing the rules that govern or contribute to the output of the application. This reduces development time for ISVs and allows them to introduce their application on the market sooner than if they had to develop all of the functionalities themselves. Through ISVs we are able to penetrate and indirectly derive revenue from business application markets that we would not otherwise be able to access directly. ISVs generate revenues for us when they embed one or more ILOG components into their products. As of June 30, 2008, we had entered into agreements with approximately 500 ISV partners, of which approximately 220 generated revenues in fiscal year 2008.

Increase Penetration of our Existing Customer Base. A key component of our strategy is to achieve additional revenues from existing customers by selling additional licenses or unlimited use application-specific licenses, helping our customers extend the use of our software to new projects, and by promoting unlimited use, enterprise-wide licenses.

This strategy could be significantly revised if the current public tender offer initiated by CITLOI, a subsidiary of IBM, is successful. CITLOI, a subsidiary of IBM, disclosed its intentions in the Tender Offer Statement on Schedule TO filed with the SEC on October 14, 2008.

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

Our license and maintenance revenues can be analyzed by product line as follows:

	Year Ended June 30, 2008			Year Ended June 30, 2007			2008 Increase (decrease) over 2007
(in thousands euros)	Licenses	Maintenance	Total	Licenses	Maintenance	Total	Licenses	Maintenance	Total
Revenues:
Business Rules	23,149	15,413	38,562	29,125	13,715	42,840	(21%)	12%	(10%)
Optimization	20,921	13,715	34,636	16,905	13,254	30,159	24%	3%	15%
Visualization	9,775	6,942	16,717	11,071	7,026	18,097	(12%)	(1%)	(8%)
TOTAL	53,845	36,070	89,915	57,101	33,995	91,096	(6%)	6%	(1%)

2007/2008 FORM 20-F | ILOG | 30

Back to Contents

Business Rule Management Systems

Our BRMS products allow policy managers to write their business rules in a familiar business language and manage them in a central repository. Business people have control over exactly how their business rules are being executed, and the system is designed to facilitate change when business rules change. ILOG’s enterprise-class BRMS cater to developers by enabling them to develop flexible applications based on best practices in application development, and also to policy managers by empowering them to manage their policy implementations as business needs change.

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

Based on the importance of planning and scheduling in manufacturing and transportation and the gaps that exist in certain detailed scheduling areas, ILOG offers different software application products, based on all our technologies, including in particular our optimization technology. The following applications were not significant to our revenues in fiscal year 2008 and in prior years; as a result their revenue was classified under the optimization product line:

•

LogicTools was acquired in April 2007 and markets integrated planning suite solutions that span multiple areas of supply chain optimization, specifically network design and planning, multi-echelon inventory optimization, and production sourcing and asset planning;

2007/2008 FORM 20-F | ILOG | 31

Back to Contents

•

ILOG Fab PowerOps is an application designed to improve scheduling for wafer processing in semiconductor manufacturing operations;

•

ILOG Plant PowerOps is an application designed to assist in the planning and scheduling of standard discrete and process manufacturing production processes.

Visualization Products

Our data visualization software provides visually-rich graphical user interfaces. Today, we sell the following products:

•

ILOG JViews is a set of portable software components based on the Java technology that enable customers to have quick and easy visual user interfaces for different domains and different platforms. In particular, JViews offers 2D and 3D geographical services, schematic and monitoring interfaces, visual dashboards, automatic layout of graphs, professional charts, Gantt displays and network visualization. Development teams are able to leverage the power of JViews to build many different types of applications, such as business process modelers, data analysis tools, business activity monitoring consoles, logistics and scheduling displays, network supervision tools, tactical displays for the defense industry, and many more. The resulting applications can be run on desktop computers or they can be deployed on the Internet as Web interfaces. Each component of this product line can be purchased separately;

•

ILOG Views is a development environment for the creation of portable user interfaces based on the C++ technology. It offers a robust foundation for building a wide range of 2D interactive displays, such as command and control interfaces, mapping applications, charts and Gantt displays, modeling and graphing tools. ILOG Views also contains specialized components to connect graphical displays to various local or remote data sources of the enterprise, such as databases or XML. The resulting applications can be deployed on many different platforms, such as Windows, Unix or Linux;

•

ILOG Gantt for .NET is a major evolution of the Gantt chart modules, already available in the Java and C++ product lines. This product allows developers who have selected the .NET technology from Microsoft to quickly build planning, scheduling and project management front-ends. ILOG Gantt for .NET comes with standard visual representations of resources, tasks, calendars, load charts and scheduling constraints, and also offers ready-to-use algorithms to automatically optimize a schedule, according to the multiple constraints specified by the user. Applications can be deployed on Windows desktops or as Web interfaces;

•

ILOG Diagrammer for .NET is a comprehensive set of tools, components and libraries for creating graphical editing, visualization, supervision and monitoring tools for Microsoft’s .NET platform. Available diagrams can be used to easily create displays used to show the relationships between objects, and dashboards used to display and monitor business or industrial systems. ILOG Diagrammer for .NET is ideally suited to represent these displays, which include networks, processes, flows, organization charts, and Unified Modeling Language (UML) diagrams, as well as supervisory control and data acquisition (SCADA), process control, and executive cockpit dashboard displays;

•

ILOG Elixir provides graphical data-display components to further enhance Adobe® Flex®3 and Adobe AIR™ rich Internet applications. ILOG Elixir transforms raw data into meaningful and actionable information through appealing and interactive graphics. It includes ready-to-use schedule displays, map displays, dials, gauges, 3D and radar charts, a treemap chart and organization charts. ILOG sells directly to ISVs and has an exclusive reseller agreement with Adobe to market and sell ILOG Elixir to end-users.

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

2007/2008 FORM 20-F | ILOG | 32

Back to Contents

In the communications sector, ILOG software is used for network management and planning, such as economic analyses, ground and space equipment scheduling, satellite mission planning, and network visualization and modeling.

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

We have four different levels of customer support offerings. Our standard maintenance offering allows customers to call us with general usage questions or to report problems during the regular office hours of our customer support center to which they have been assigned. For after hours support, we have a 24 hour, five days a week – “follow the sun” – offering, which allows customers to call any one of our support centers around the world during that support center’s regular hours of operation. We also have a 24/7 offering, which allows subscribers to call a member of our customer support staff anytime of the day or night to report problems that are having a critical impact on the customer’s ability to do business. Lastly, we have a VIP option which provides a commitment from ILOG to resolve a problem or provide a workaround for critical errors before the end of the next business day following receipt of the problem. Generally, our customers subscribe on a yearly basis to one or more of these maintenance offerings.

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

2007/2008 FORM 20-F | ILOG | 33

Back to Contents

Our professional services resources are located in major countries around the world and we periodically supplement them with third-party contractors as needed. Third party contractors are more expensive than our staff consultants, and therefore the margins for professional services work is lowered for those engagements in which we are required to use outside contractors. See “Item 3.D. – Risk Factors – 2. Risks concerning our ability to achieve financial results. We have attempted to increase our professional services revenue, which required us to hire more consultants and increased our overhead that may not be offset by actual professional service revenues, particularly during slow periods, which are unpredictable. In addition, our professional services engagements require specific technical skills and are unpredictable and fluctuate, which could result in lost revenues and lower than expected margins.” and “Item 3.D. – Risk Factors – 2. Risks concerning our ability to achieve financial results – We have undertaken to perform more professional services work on a contingent fixed price basis, which presents the risk that the work product may not be accepted when finally delivered and therefore we may not be paid for our time, or the cost of the engagement may be more than we receive in revenues.”

Customer Education and Training

We offer training programs so that our customers can gain expertise using our BRMS, optimization and visualization products. Regular classes are held in our offices worldwide, and we also provide training at customer sites upon request.

Sales and Marketing

We market and sell our products and services worldwide through our direct sales organization and indirectly through VARs, systems integrators, ISVs, OEMs, and distributors. Our field sales organization is divided into geographic regions based in the Americas, Asia-Pacific and Europe. We have field account managers, who manage customer relationships, and field technical engineers, who manage technical requirements, perform demonstrations and/or develop proof-of-concept projects for our customers. We also have a telesales organization, known as ILOG Direct, which primarily sells our JViews and CPLEX products, and which also handles our academic sales. ILOG Direct focuses on higher volume product sales, while the field sales team focuses on growing and fulfilling large and complex business opportunities, and professional services projects. We also have an alliance organization in charge of recruiting and managing our partner relationships.

Our sales cycle is approximately three to six months, but varies substantially from customer to customer. It can be longer if the process involves a request for proposal, or RFP, or if the customer wants to conduct an extensive evaluation of our software prior to making a purchase. See “Item 3.D – Risk Factors – 2. Risks concerning our ability to achieve financial results – The extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter could result in substantial fluctuations in operating results and may prevent accurate forecasting of our financial results and cause our share price to decline.”

To support our sales efforts, we conduct marketing programs, including advertising, direct mail, public relations, web-based and in-person seminars, participate in trade show exhibitions and engage in ongoing customer communications activities and events.

Research and Product Development

Our continued success depends on our ability to continue innovating in our areas of expertise and to anticipate and incorporate new features and functions into our products that may become critical in the future. As a result, we have committed, and expect to continue to commit, substantial resources to our research and development efforts. In fiscal year 2008, we spent approximately 26.3 million euros, net of government funding, on research and development, representing approximately 22% of sales, compared to 26.6 million euros and 23.5 million euros in fiscal year 2007 and fiscal year 2006, respectively. Our developers also work closely with customers to gain insights into usability and they actively engage with the scientific and academic communities to ensure our products stay on the cutting edge of their respective disciplines. To date, we have primarily relied on in-house development for our products, performed in our research and development centers in Gentilly and Sophia Antipolis, France, Sunnyvale, California, Eugene, Oregon, and Incline Village, Nevada, but all of our products contain open source code for which we do not have to pay a licensing fee and we have licensed some technology from third parties, especially for our ILOG Fab PowerOps product.

2007/2008 FORM 20-F | ILOG | 34

Back to Contents

Research and development costs prior to the establishment of technological feasibility are expensed as incurred. Because the period between achievement of technological feasibility and the general release of the Company’s products has been of relatively short duration, development costs qualifying for capitalization were insignificant during the years ended June 30, 2008, 2007 and 2006, and accordingly, have been charged to research and development expenses in the accompanying statements of operations.

The research and development policy set forth above might be impacted in the event the Offers initiated by IBM, through its subsidiary CITLOI, are successful.

Customers

In fiscal year 2008, we sold our products and services to approximately 2,500 customers in approximately 60 countries. Our customers represent software vendors, governmental and educational institutions and major corporations operating in a wide range of industries. Below is a partial list of customers, by industry segment, who have made purchases of our software and/or services over the last two years. Customers, as used here, include divisions and subsidiaries of multinational entities and conglomerates.

2007/2008 FORM 20-F | ILOG | 35

Back to Contents

Manufacturing		Communications
IBM Daimler Chrysler Danone Ford Motor Company SAP Hallmark Cards	I2 Technologies Manhattan Associates Peugeot Citroën Automobiles Oracle Paypal	Alcatel DMR France Telecom Nokia Nortel	Fujitsu Network O2 Siemens Verizon Huawei Technologies
Banking and Insurance		Public Sector and Other
Citigroup Santander Group National Australia Bank Royal Bank of Canada ISBAN Freddie Mac Allianz	MetLife Equifax Generali Visa IDG UBS	Companies House Lockheed Martin Singapore computer Systems	Reuters Limited DTC Concentra Health Network
Travel and Transportation		Defense & Aerospace
Air France Deutsche Bahn FedEx French National Railway (SNCF)	British Airways Atlas World Group Metro de Madrid Sabre	Thales CNES Airbus Industry Boeing	Focus Systems Northrop Grumman EADS
Across Industry Solutions
Hewlett-Packard Accenture	Oracle

Proprietary Rights

We own or license, whenever possible, the proprietary rights of our software products. We have attempted to protect our proprietary rights through a number of ways:

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

In the event of litigation or a dispute over ownership or independent development of our products, we may need to establish what source code we developed and when. Accordingly, ILOG’s source codes have been deposited in France with the national software protection agency (Agence pour la Protection des Programmes), with NCC Escrow International Limited in the U.K., and with NCC Group, Inc. and Digital Systems Innovations, Inc. (DSI), in the United States. See “Item 3.D – Risk Factors – 4. Risks associated with our proprietary technology”.

2007/2008 FORM 20-F | ILOG | 36

Back to Contents

Seasonality

A significant proportion of our sales come from Europe. Similar to many countries in the software industry with significant sales outside of the United States, we generally realize lower revenues in the quarter ending September 30 than in the immediately preceding and following quarters due primarily to reduced economic activity in the summer months. See “Item 3.D. Risk Factors – 1. and 2. Risks concerning our ability to achieve financial results – Our quarterly operating results have fluctuated significantly as have the price of our Shares and ADSs and they may continue to do so in the future”.

Insurance

We currently have limited insurance against product liability risks and errors or omissions coverage, and there can be no assurance that the current levels of insurance coverage we do have are adequate or that additional insurance would be available to us in the future on commercially reasonable terms or at all. We have general liability and errors and omission insurance coverage up to a total of 15 million euros per year for ILOG S.A., and all of its non-U.S. wholly owned subsidiaries. For our U.S. operations, we have general liability coverage limits in the aggregate amount of $12 million per year, $11 million per occurrence, and errors and omissions limits of $5 million. We also have Directors and Officers insurance covering certain liabilities of our directors and officers as well as local property insurance coverage for each of our offices worldwide. See “Item 3.D. Risk Factors – 3. Risks that could adversely affect our business operations – Errors in our software products could result in warranty or product liability claims against us”.

C.

Organizational Structure

ILOG S.A. is the holding company of the Group, which is composed of the following wholly owned subsidiaries:

•

ILOG, Inc. (U.S.);

•

ILOG Ltd. (U.K.);

•

ILOG GmbH (Germany);

•

ILOG S.A. (Spain);

•

ILOG (Pte) Ltd (Singapore);

•

ILOG Ltd. (Japan);

•

ILOG Pty Ltd (Australia), created in fiscal year 2006, and

•

ILOG Software Technology Co. Ltd (Shanghai), created in fiscal year 2006.

The ILOG organizational structure also includes the following companies partially owned by ILOG S.A. France and consolidated under the equity method of accounting.

In fiscal year 2005, ILOG acquired 12.5% of a South Korean company called RTO. The RTO investment has been accounted for under the equity method of accounting.

On October 26, 2006, ILOG acquired 35% of the capital and voting rights of the Chinese company, Shanghai FirstTech Co., Ltd. (FirstTech), investing 14.4 million Chinese yuan (1.8 million U.S. dollars). FirstTech, specializes in the development and marketing of software solutions for the steel industry and insurance sectors and has been ILOG’s partner in the Chinese market since 2004. FirstTech is consolidated under the equity method of accounting.

On November 20, 2006, ILOG acquired 33% of the capital and voting rights of Prima Solutions (Prima), a Paris based supplier of software platforms for the insurance sector. This investment, which amounted to 3.4 million euros (4.4 million U.S. dollars as of June 30, 2007), is intended to reinforce the partnership between the two companies, and to sustain a stronger penetration of ILOG’s business rule management systems on the insurance market. This investment is consolidated under the equity method of accounting.

2007/2008 FORM 20-F | ILOG | 37

Back to Contents

On April 11, 2007, ILOG completed the acquisition of LogicTools, a provider of strategic planning solutions of supply chains, for a purchase price of $15.5 million (11.5 million euros). LogicTools was merged into ILOG, Inc. and has been consolidated into ILOG’s financial statements since the acquisition.

Our executive officers are located at the head office of our parent company in France, at our largest subsidiary, ILOG, Inc., in California, and in Shanghai, China.

D.

Property, Plant and Equipment

Our corporate headquarters are located in Gentilly, a suburb of Paris, France, in premises consisting of approximately 5,700 square meters under leases expiring from 2009 to 2013 (depending on the lots leased). We maintain a research and development facility in Sophia Antipolis, in the south of France, in premises consisting of approximately 1,900 square meters under leases expiring from 2008 to 2015 (depending on the lots leased).

In May 2007, we moved our U.S. headquarters from Mountain View to Sunnyvale, California, in premises consisting of approximately 6,000 square meters under a lease expiring in 2017. We maintain a sales office and research and development facility in Incline Village, Nevada, in premises consisting of approximately 500 square meters under a lease expiring in 2010. In addition, we have leased sales offices in Arlington, Virginia and Southborough, Massachusetts, with approximately 800 square meters in aggregate under leases expiring in 2011. The Farmington Hills, Michigan, sales office lease expired in September 2007. As a result of the LogicTools acquisition, we obtained a research and development facility in Eugene, Oregon with premises consisting of approximately 370 square meters under a lease expiring in 2009, and main offices in Chicago consisting of approximately 370 square meters under a lease expiring in 2008.

In April 2008, we moved our Chinese operations to a new building consisting of approximately 2,300 square meters in Shanghai, China. The lease agreement may be terminated by ILOG S.A. upon three-months notice and total rent over the leasing period amounts to 1.5 million euros.

We also maintain leased sales and customer support offices in Bracknell, near London, England; Bad Homburg, near Frankfurt, Germany; Madrid, Spain; Singapore; Australia and Tokyo, Japan, with approximately 3,800 square meters in the aggregate.

Our minimum future commitments under these office leases as of June 30, 2008 amounted to approximately 17.9 million euros.

The net value of our equipment under capital lease contracts as of June 30, 2008 is negligible and amounted to approximately 0.2 million euros as of June 30, 2007. Capital lease contracts for property and equipment reached a gross amount of 2.2 million euros as of June 30, 2008 and 2007 and accumulated depreciation of 2.2 million euros and 2.0 million euros, respectively in June 30, 2008 and 2007. Future minimum lease payments under capital lease obligations due for the year ending June 30, 2008 are close to zero.

See Notes 7 and 18 to the “Consolidated financial statements”.

Item 4A.

Unresolved Staff Comments

Not applicable.

2007/2008 FORM 20-F | ILOG | 38

Back to Contents

Item 5.

Operating and Financial Review and Prospects

The following discussion and analysis should be read together with our Consolidated Financial Statements and the Notes to those statements included elsewhere in this Annual Report on Form 20-F. The Consolidated Financial Statements included herein and the financial information discussed below have been presented in euros and prepared in accordance with IFRS as issued by the International Accounting Standards Board, which differs in certain respects from U.S. GAAP.

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

Overview

ILOG develops, markets, supports and provides professional services for software used for BRMS, optimization and visualization services. Our component software products are not industry specific and can be configured for use in a wide variety of businesses. Several recently developed optimization products are directed to the semiconductor chip manufacturing, transportation and process manufacturing industries. Our customers, or upon request from our customers, our professional services department, use our software to develop strategic business applications or to solve complex business problems. Examples include insurance underwriting and claims handling, airline crew and equipment scheduling, government security operations, telecommunications network display, financial trading, commercial and residential lending, and order processing. Because of the horizontal or “generic” nature of the functionality of our software components, additional integration efforts are required to fit the needs of the particular customer industry in which they are used. Our vertical products also require implementation to enable them to work with a particular customer’s operational parameters and requirements. For our customers that are trying to automate very complex problems, the additional integration and implementation processes can prove difficult and expensive, and therefore purchasing decisions are sometimes difficult to predict and capture accurately in our forecasts.

Our revenues are generated from three different sources: software licenses, maintenance and professional services. In fiscal year 2008, we received approximately 44% of our revenues from licenses, approximately 29% from maintenance, and approximately 27% from professional services.

Critical Accounting Policies

Use of Estimates

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities at the reporting date. Management has notably made estimates and judgments to recognize revenue; to determine doubtful accounts; to set the useful life of the tangible and intangible assets; to allocate the price of the business combinations; to test the impairment for goodwill and the tangible and intangible assets; to determine pension benefits, share-based payments and certain social taxes; and to recognize current and deferred income taxes. Actual outcomes could be different from the assumptions.

2007/2008 FORM 20-F | ILOG | 39

Back to Contents

Revenue Recognition

The Company’s revenues are derived from three primary sources: software license fees, maintenance and professional services, including consulting and training services.

In accordance with IAS 18, the Company elected to apply certain options that made it compatible with U.S. GAAP accounting principles as defined by Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, issued by the American Institute of Certified Public Accountants (“AICPA”), and its amendments, in particular SOP 98‑9 “Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions”. These principles are applied by ILOG as they are specific to the software industry.

As a result, the Company recognizes revenues from product licensing fees, whether sold directly or through distributors, when the product is delivered, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

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

When professional services are considered essential to the software functionality or the arrangement involves significant customization or modification of software, both the license and professional service revenue under the arrangement are recognized under the percentage of completion method of contract accounting.

Training revenue is recognized at the time service is performed.

Revenue from software maintenance agreements is prorated over the arrangement period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues.

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

Our revenue recognition policy, as described above, is significant because revenue is a key component of our results from operations. In addition, revenue recognition determines the timing of certain expenses, such as incentive compensation. We follow very specific and detailed guidelines in measuring revenue. However, certain judgments and estimates affect the application of our revenue recognition policy. Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in operating losses.

2007/2008 FORM 20-F | ILOG | 40

Back to Contents

Income Taxes

Income taxes included in the determination of the net income of the period is the sum of current and deferred income taxes. Income taxes are usually recorded in the income statements except for the tax effect of the elements directly recorded in shareholders’ equity.

The Company is subject to income taxes in France, the United States, and in some other foreign jurisdictions. Estimates largely contribute to the calculation of the provisions for income taxes. The effective tax rates on future income may be affected by changes in local tax regulations, or the Company’s ability to generate taxable income in foreign jurisdictions in order to use operating loss carryforwards, and by the assessment of the realization of its deferred tax assets.

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are recorded only if it is likely that tax benefits will flow to the Company. They are written-off if their recoverability is no longer deemed probable. Deferred tax assets and liabilities are offset if they occur in the same tax jurisdiction, and are of the same nature.

In some countries where the Company generates revenues but has no tax presence, the revenues may be received net of a withholding tax due in these countries. In accordance with standards IAS 1 and IAS 18, the transaction is presented net of the expenses incurred in the same transaction when this presentation corresponds to the nature of the transaction or the event. Accordingly, withholding taxes are recorded as a deduction of the revenues.

The Company elected to present the research tax credit as a deduction of its research and development expenses.

Accounts receivable

Accounts receivable are stated at nominal value net of allowances for doubtful accounts and credit notes. These estimates are based on our bad debt write-off experience, analysis of credit notes issued, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other information brought to the Company’s attention.

Business Combinations

Business combinations are recorded according to the acquisition method.

Assets and liabilities of the acquired entities that meet the identification criteria are recorded in the consolidated balance sheet at the acquisition date, separately from the goodwill. Goodwill represents the excess of purchase price, transaction costs included, over the fair value of identifiable net assets of the acquired businesses, and is allocated within a maximum 12 month period from the acquisition date.

Goodwill is recorded in the currency of the acquired entity. Goodwill is not amortized but is instead tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable.

The impairment test is performed for the Cash Generating Unit (“CGU”) to which the goodwill was allocated, in accordance with IAS 36, by comparing the estimated recoverable value and the carrying value of the CGU. A CGU is the smallest group of identifiable assets generating cash inflows that is totally independent from inflows from other assets or group of assets.

The Company operates on a multinational basis and in primarily one market segment: the sale of software components and associated services. Impairment testing of goodwills was therefore performed at the level of the Company taken as a whole.

The determination of the recoverable amount of the CGU is based on the market value of the Company (market capitalization). If the value obtained is lower than the carrying value of the assets and liabilities associated to the CGU, the Company would then record an impairment loss.

2007/2008 FORM 20-F | ILOG | 41

Back to Contents

In accordance with IAS 28, goodwill resulting from equity investments in RTO Technologies Incorporation, Shanghei First Tech Co., Ltd. and Prima Solutions are classified in the balance sheet in the same line as the equity investments.

For equity investments, the impairment test is performed for each investment, including the associated goodwill, by comparing the recoverable amount, represented by the discounted future cash flows expected from the business, to its carrying amount.

Impairment of Long-lived Assets

The Company tests the carrying value of its long-lived assets, including property and equipment, intangible assets and equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to its fair value. Fair value is determined by using quoted market prices or by discounting the cash flows expected to be generated by the asset or group of assets, when quoted market prices are not available for the long-lived assets. If the fair value of the asset or group of assets is lower than the carrying amount, the asset or group of assets is impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Estimated future cash flows are based on assumptions and are subject to risks and uncertainties.

For additional information regarding our significant accounting policies, see Note 1 to Consolidated Financial Statements.

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we disclose selected figures that are non-GAAP financial measures. Under SEC rules, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to IFRS.

Constant Currency Rates

In certain instances we compare revenues and expenses from one period to another period in this Annual Report on Form 20-F using constant currency rates. To present that information, current period results for entities reporting in currencies other than Euros are converted into Euros at the prior year’s exchange rates, rather than the exchange rates for fiscal year 2008. For example, if our U.S. subsidiary reporting in U.S. dollars sold one million U.S. dollars of products in each of fiscal year 2008 and fiscal year 2007, our financial statements would report 0.68 million euros of revenues in fiscal year 2008 (using 1 U.S. dollar = 0.68 euro which was the average exchange rate in fiscal year 2008) and 0.77 million euros in revenues in fiscal year 2007 (using 1 U.S. dollar = 0.77 euro which was the average exchange rate in fiscal year 2007). The constant currency presentation would translate the fiscal year 2008 results using the fiscal year 2007 exchange rates and indicate that underlying revenues were flat and not decreasing by 0.09 million euros as would be reported in the financial statements under IFRS. We provide this constant currency information in order to assess how our underlying business performed before taking into account currency exchange rate fluctuations. We also present our actual reported results in order to provide the most directly comparable data under IFRS.

2007/2008 FORM 20-F | ILOG | 42

Back to Contents

We use figures prepared on a constant currency basis both for our internal analysis and for our external communications, as we believe they provide useful information by which to analyze and explain variations from one period to another. However, these figures provided on a constant currency basis are unaudited and are not measurements of performance under IFRS or U.S. GAAP.

The following table shows the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2008 and 2007, using the fiscal year 2007 exchange rates:

	Year Ended June 30,				2008/2007
	2008			2007	Increase/(Decrease)
(in thousands of euros)	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
Revenues:
North America	55,962	7,022	62,984	58,359	(4%)	8%
Europe	54,830	1,278	56,108	52,358	5%	7%
Asia Pacific	11,859	426	12,285	12,487	(5%)	(2%)
TOTAL REVENUES	122,651	8,726	131,377	123,204	0%	7%
Cost of revenues and operating expenses	123,685	6,488	130,173	120,611	3%	8%
INCOME FROM OPERATIONS	(1,034)	2,238	1,204	2,593	(140%)	(54%)

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2007 and 2006, using the fiscal year 2006 exchange rates:

	Year Ended June 30,				2007/2006
	2007			2006	Increase/(Decrease)
(in thousands of euros)	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
Revenues:
North America	58,359	4,346	62,705	54,938	6%	14%
Europe	52,358	(19)	52,339	43,995	19%	19%
Asia Pacific	12,487	617	13,104	10,744	16%	22%
TOTAL REVENUES	123,204	4,944	128,148	109,677	12%	17%
Cost of revenues and operating expenses	120,611	3,701	124,312	104,851	15%	19%
INCOME FROM OPERATIONS	2,593	1,243	3,836	4,826	(46%)	(21%)

2007/2008 FORM 20-F | ILOG | 43

Back to Contents

A.

Operating Results

Revenues

Our total revenues decreased slightly to 122.7 million euros in fiscal year 2008, from 123.2 million euros in fiscal year 2007 and from 109.7 euros in fiscal year 2006. At constant currency rates, total revenues would have increased by approximately 7% in fiscal year 2008 compared to fiscal year 2007 and by approximately 17% in fiscal year 2007 compared to fiscal year 2006.

The slight decrease of our revenues in fiscal year 2008 compared to fiscal year 2007 was mainly driven by increases in maintenance revenues (+6.1% in fiscal year 2008 compared to fiscal year 2007) and in professional services revenues (+1.95% in fiscal year 2008 compared to fiscal year 2007), while the license revenues declined importantly (-5.8% in fiscal year 2008 compared to fiscal year 2007). This decrease in license revenues is mainly attributable to change in foreign currencies exchange rates. The increase of the revenues in fiscal year 2007 compared to fiscal year 2006 was from all geographies and was more significant than in fiscal year 2006 compared to fiscal year 2005 thanks to license revenue growth. Revenue growth in fiscal year 2007 was driven by increases in license revenues of 4.7%, in maintenance of 8.5%, and in professional services revenues of 34.7%.

Revenues by geographic areas

Our North American revenues amounted to 56.0 million euros in fiscal year 2008 compared to 58.4 million euros in fiscal year 2007 and 54.9 million euros in fiscal year 2006, representing 45%, 47% and 50% of total revenues, respectively. North American revenues decreased by approximately 4% in fiscal year 2008 compared to fiscal year 2007, and increased by approximately 6% in fiscal year 2007 compared to fiscal year 2006, but would have increased by approximately 8% and 14%, respectively, when expressed at constant currency rates. The fiscal year 2008 increase at constant currency rates was affected by currency rates and was primarily driven by the growth of sales of optimization products with associated maintenance and, particularly the good performance of CPLEX product sales. North American growth also benefited from the acquisition of LogicTools in April 2007, which was consolidated for the entire fiscal year 2008 compared to only one quarter in fiscal year 2007. This growth was partly offset by the under performance of our BRMS product line which suffered from the crisis of the mortgage sector. The 14% growth at constant currency rates of our North American revenues in fiscal year 2007 over fiscal year 2006 was primarily driven by increasing demand for our BRMS product line particularly in the financial services and insurance industries, positively impacting our license and maintenance revenues and more significantly our professional services revenue by the promotion of more services to help customers develop applications with ILOG’s BRMS. The evolution of currency rates has negatively impacted on revenues growth in Europe, which would have been at 7% at constant currency rate.

Our European revenues increased to 54.8 million euros in fiscal year 2008, up from 52.4 million euros in fiscal year 2007, and from 44.0 million euros in fiscal year 2006, representing 45%, 43% and 40% of total revenues, respectively. The 5% growth in European revenues in fiscal year 2008 over fiscal year 2007 was primarily due to the increase in our professional services activity, with the promotion of more services to help customers develop applications with ILOG’s BRMS, despite the slow down of this product line. Maintenance revenues also contributed to the growth although to a lesser extent. Optimization products sales increased with good performance by CPLEX in the supply chain sector, which enabled the Company to offset the slowdown of BRMS product line sales. The 19% growth of our European revenues in fiscal year 2007 over fiscal year 2006 was primarily due to increasing demand for our BRMS and to a lower extent our visualization product lines in the region, especially in the manufacturing and insurance sectors. A significant increase in our professional services activity had a positive impact on European revenue growth, with the promotion of more services to help customers develop applications with ILOG’s BRMS.

2007/2008 FORM 20-F | ILOG | 44

Back to Contents

Our Asia-Pacific revenues amounted to 11.9 million euros in fiscal year 2008, compared to 12.5 million euros in fiscal year 2007, and 10.7 million euros in fiscal year 2006, representing approximately 10% of total revenues for each of the three fiscal years. The 5% decrease in Asian revenues in fiscal year 2008 compared to fiscal year 2007 was primarily due to exchange rate fluctuations (at constant currency rates the revenues in fiscal year 2008 would have decreased by 2% compared to fiscal year 2007), a decrease in our professional services activity, which was higher in fiscal year 2007 due to significant agreements signed. Combined license and maintenance revenue remained stable year over year with an increasing demand for our BRMS products, due to large contracts signed during the second quarter of the fiscal year 2008, offset by a decrease of visualization products sales. The 16% increase in Asian revenues in fiscal year 2007 over fiscal year 2006 was primarily due to the continuing and increasing adoption of our BRMS products in this region. A significant increase in our professional services activity also had a positive and increasing impact on Asian revenue growth led by the increasing demand for our BRMS products.

In fiscal year 2008, IBM was our largest customer and accounted for approximately 2.6% of our total revenues. In fiscal years 2007 and 2006, SAP A.G. was our largest customer and accounted for approximately 3% and 3.3%, respectively, of our total revenues. In fiscal years 2008, 2007 and 2006, the next four largest customers accounted for approximately 7.3%, 6.4% and 6.5%, respectively, of our total revenues, and the next five largest customers accounted for approximately 4.1%, 4.6% and 4.8%, respectively, of our total revenues. In June 2008, the Company renewed its agreement with SAP A.G. for a three year minimum period, beginning in calendar year 2009. SAP A.G. was the second largest customer of the company for fiscal year 2008 with approximately 2.3% of our total revenues.

Revenues from a single customer in a particular quarter can materially affect our revenues and operating results for such period. See “Item 3.D. – Risk Factors – 2. Risks concerning our ability to achieve financial results – Our quarterly operating results have fluctuated significantly as have the price of our Shares and ADSs and they may continue to do so in the future.” and “Item 3.D. – Risk Factors – 2. Risks concerning our ability to achieve financial results – The customization required by our products contributes to the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter could result in substantial fluctuations in operating results and may prevent accurate forecasting of our financial results and cause our Share and ADS prices to decline”.

2007/2008 FORM 20-F | ILOG | 45

Back to Contents

Gross Profit margin

The following table shows our revenues, cost of revenues and gross profit margin by revenue type for the periods indicated:

	Year Ended June 30,
	2008	2007	2006
Revenues:
License fees	53,845	57,101	54,517
Maintenance	36,070	33,995	31,320
Professional services	32,736	32,108	23,840
TOTAL REVENUES	122,651	123,204	109,677
Cost of revenues:
License fees	971	1,128	833
Maintenance	3,698	3,840	3,521
Professional services	27,417	25,052	18,867
TOTAL COST OF REVENUES	32,086	30,020	23,221
Gross profit margin:
License fees	98%	98%	98%
Maintenance	90%	89%	89%
Professional services	16%	22%	21%
OVERALL GROSS PROFIT MARGIN	74%	76%	79%

License Fees. Our revenues from license fees amounted to 53.8 million euros in fiscal year 2008, as compared to 57.1 million euros in fiscal year 2007, and 54.5 million euros in fiscal year 2006. The decrease of approximately 6% in fiscal year 2008 compared to fiscal year 2007 was primarily due to currency rate fluctuations. At constant currency rates, license fees increased slightly in fiscal year 2008 was compared to fiscal year 2007. The decrease in license fees revenue growth in fiscal year 2008 was primarily due to the US mortgage sector crisis in 2007 and 2008, which affected the whole financial sector, and declines in other sectors such as the transportation sector that suffered from the increase in oil prices. These two factors have negatively impacted our BRMS product line, with an approximately 21% revenue decrease year over year. Visualization product line sales also decreased by approximately 12% due to the tough economic conditions the Company faced in the telecommunications sector with a significant decrease of royalty flows and to the fall of the currency rate. The increase of our optimization product line partly offset the decrease in our other two product lines, with approximately 24% growth derived, both from the addition of LogicTools for the entire fiscal year 2008, whereas it was included in fiscal year 2007 for only one quarter, and from the verticalization of our optimization offer through, for instance, Plant PowerOps, OPL and ODMS products, despite the fall of the currency rate. The 5% increase in fiscal year 2007 is mainly explained by the significant 20% growth of our BRMS product line positively impacting all geographies and illustrating the increasing adoption of BRMS across industries. The 7% growth of our visualization product line in fiscal year 2007 benefited from promotion efforts in all geographies made after the decrease of revenues experienced in fiscal year 2006. The optimization product line decreased 15% in fiscal year 2007 following difficulties experienced in North America. The optimization business was particularly low in this region due to weak royalty flows coming from the Supply Chain sector and some non-recurring significant deals that we signed in fiscal year 2006.

2007/2008 FORM 20-F | ILOG | 46

Back to Contents

Since April 11, 2007, the LogicTools acquisition has been included in our optimization products and has increased license fees in North America by 0.6 million euros in fiscal year 2007 and 2.5 million euros in fiscal year 2008.

The license revenue mix between our BRMS, optimization and visualization product lines was approximately 43%, 39% and 18%, respectively, in fiscal year 2008, compared to approximately 51%, 30% and 19%, respectively, in fiscal year 2007, and approximately 45%, 36% and 19%, respectively, in fiscal year 2006.

Our gross profit margin for license fees has remained stable at 98% since fiscal year 2006. Our cost of license fees, consisting primarily of royalties to third parties, documentation, packaging and freight expenses, decreased slightly to 1.0 million euros in fiscal year 2008, from 1.1 million euros in fiscal year 2007 and was 0.8 million euros in fiscal year 2006, and represented approximately 2% of revenues from license fees for each of the past three years. In the event we significantly increase the incorporation of third-party technology in our products, the increased payment of royalties may have the effect of lowering gross profit and gross profit margins.

Maintenance. Maintenance services are typically available at an annual fee of approximately 18% of the software fees paid. Payments related to maintenance contracts are generally received in advance, with revenues deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Our revenues from maintenance services increased by approximately 6% to 36.1 million euros in fiscal year 2008 from 34.0 million euros in fiscal year 2007, and from 31.3 million euros in fiscal year 2006. Our maintenance revenue growth since 2007 was primarily the result of our growing installed base of ILOG licensees and our improvement of the maintenance renewal process. Maintenance revenues for the years ended June 30, 2008, 2007 and 2006 constituted approximately 29%, 28% and 28% of total revenues, respectively.

Our maintenance gross profit margin increased slightly to approximately 90% in fiscal years 2008 from approximately 89% in fiscal year 2007 and fiscal year 2006, reflecting the growth of maintenance revenues whereas the size of our customer support department remained stable. The cost of maintenance services, primarily payroll cost, has decreased slightly due to the impact of currency fluctuations.

Professional Services. Our revenues from professional services consist of consulting and training. Professional services are billed on either a time and materials basis or a fixed price basis. Our revenues from professional services increased by approximately 2% in fiscal year 2008 to 32.7 million euros, compared to 32.1 million euros in fiscal year 2007 and to 23.8 million euros in fiscal year 2006. The slow down in our professional services revenue growth in fiscal year 2008 compared to approximately 35% growth in fiscal year 2007, is primarily the result of the credit crisis in the U.S. and a number of contracts signed in the U.K. in fiscal year 2007 that are non-recurring. LogicTools accounted for 0.5 million euros of professional services revenues in the last quarter of fiscal year 2007, compared to 2.2 million euros in fiscal year 2008. The 35% growth of professional services revenue in fiscal year 2007 was primarily the result of past investments across geographies in order to serve customers embedding our BRMS products within their applications, especially in Europe and the Asia-Pacific region. Professional services revenues for the years ended June 30, 2008, 2007 and 2006 constituted approximately 27%, 26% and 22% of total revenues, respectively.

Our cost of professional services, consisting primarily of employee-related expenses, increased to 27.4 million euros in fiscal year 2008, up from 25.1 million euros in fiscal year 2007, and 18.9 million euros in fiscal year 2006. The growth of the professional services in fiscal year 2008 compared to fiscal year 2007, is primarily due to an investment in additional resources in fiscal year 2007 and an increase in resources needed to support increased professional services activities prior year. The need for professional services by our customers to facilitate their adoption of our products and our ability to satisfy the demand for such services frequently has a direct impact on our ability to generate license fees. Our professional services gross profit margin amounted to approximately 16% in fiscal year 2008, compared to approximately 22% in fiscal year 2007, and approximately 21% in fiscal year 2006. The professional services gross profit margin decrease in fiscal year 2008 is primarily the result of a lower utilization rate of consultants, due to declines in the banking sector in the U.S. The utilization rate of our consultants, nevertheless improved at the end of fiscal year 2008 with a reduction of headcount and a reduction of sub-contractors’ use to better match activity levels. The professional services gross profit margin increase in fiscal year 2007 is primarily the result of an improved utilization rate of the consultants and good control over the pricing of our engagements.

2007/2008 FORM 20-F | ILOG | 47

Back to Contents

Operating Expenses

In fiscal year 2008, the Company had an average headcount of 858, compared to 784 in fiscal year 2007. This average headcount increase of approximately 10% is mainly the result of the integration of the 43 employees from LogicTools in the last quarter in 2007 and the hiring of resources at our research center in Shanghai. In fiscal year 2006, the Company had an average headcount of 710.

Marketing and Selling. Our marketing and selling expenses consist primarily of salaries and other payroll related expenses, incentive compensation, promotional marketing activities, customer pre-sales, technical support and overhead costs relating to occupancy. Our marketing and selling expenses increased to 49.3 million euros in fiscal year 2008 from 48.8 million euros in fiscal year 2007 and from 45.9 million euros in fiscal year 2006, representing 40% of total revenues in fiscal year 2008 and 2007, and 42% of total revenues in fiscal year 2006. The stable level of our marketing and selling expenses as a percentage of total revenues in fiscal year 2008 and 2007 was primarily due to the positive effect of currency exchange rates, which offset the relative increase in, the number of employees in our marketing and selling services, and the related incentives earned. The decrease of our marketing and selling expenses as a percentage of total revenues in fiscal year 2007 over fiscal year 2006 was primarily due to a higher revenue achieved with lower increases and higher efficiency of our marketing and selling expenses. At June 30, 2008, 2007 and 2006, our marketing and selling headcount was 335, 311 and 277 people, respectively.

Research and Development. Our research and development expenses consist principally of personnel costs, overhead costs related to premises, equipment depreciation and travel, less amounts received from French government agencies and the European Union in the form of grants which reduce our cost of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken, the related expenses are incurred and the funding has been committed by the public institutions. Beginning in fiscal year 2006, research and development expenses were reduced by a research tax credit earned in France. This tax credit relates to certain research costs incurred in France that give rise to a tax relief. Such credits can be applied against current income tax liabilities due in France for a period of three years, or are refunded by the tax authority three years after being filed in a tax declaration if the Company is in a tax loss situation.

The following table sets forth our research and development expenses and the amounts of government funding and research tax credits for fiscal years 2008, 2007 and 2006:

	Year Ended June 30,
	2008	2007	2006
Gross research and development expenses	29,247	27,948	25,317
French research tax credit	(2,512)	(1,076)	(1,172)
Government funding	(418)	(239)	(639)
Research and development expenses, net of funding	26,317	26,633	23,506

2007/2008 FORM 20-F | ILOG | 48

Back to Contents

Our research and development expenses, net of government funding and research tax credits, amounted to 26.3 million euros in fiscal year 2008, compared to 26.6 million euros in fiscal year 2007, and 23.5 million euros in fiscal year 2006, representing 21%, 22% and 22% of total revenues, respectively, over the past three fiscal years. Net research and development expenses decreased slightly in fiscal year 2008 primarily due to annual salary increases and the higher use of resources located in China, partially offset by increase of research tax credits following the implementation of a new tax law in 2008 in France. The portion of the tax credit calculated as a percentage of the costs related to eligible research projects increased significantly and is now assessed pursuant to more predictable criteria. Accordingly, ILOG has accrued each quarter part of the research tax credit since the beginning of the calendar year 2008 and the calendar year 2007 research tax credit was also recorded in fiscal year 2008. The increase in our research and development expenses in fiscal year 2007 over fiscal year 2006 was mainly attributable to headcount hired and annual salary increases and to a lesser extent the absence of projects funded by governmental institutions in fiscal year 2007. Our gross research and development expenses in fiscal year 2007 included the tax credit declared in France for research costs incurred in calendar year 2006. Our research and development closing headcount was 200 employees as of June 30, 2006, 214 employees as of June 30, 2007 and 194 employees as of June 30, 2008. We have not capitalized any software development costs. From time to time we purchase certain products, which are licensed from third parties and are embedded in our products. In fiscal years 2008, 2007 and 2006, software licensed from third parties was not material. Research and development costs are generally expensed as incurred. See “C. Research and Development.”

General and Administrative. Our general and administrative expenses consist primarily of personnel and related overhead costs for finance, legal and general management. General and administrative expenses increased to 16.0 million euros in fiscal year 2008, from 15.1 million euros in fiscal year 2007, and from 12.2 million euros in fiscal year 2006, representing approximately 13%, 12% and 11% of total revenues for fiscal years 2008, 2007 and 2006, respectively. The approximately 5% increase in general and administrative expenses in fiscal year 2008 over fiscal year 2007 was primarily the result of an increase of audit and legal fees related to the growth of the Company and to Sarbanes-Oxley requirements, as well as the depreciation of the intangible assets acquired from LogicTools and to the relative increase in administrative employees. The non recurring bad debt accrual recorded in fiscal year 2007 following the American Home Mortgage bankruptcy in August 2007 of 457 thousand euros resulted in a decrease in the allowance for doubtful accounts in the 2008 fiscal year as compared to the prior fiscal year. The increase in general and administrative expenses in fiscal year 2007 over fiscal year 2006 was primarily the result of recording the bad debt accrual following the American Home Mortgage bankruptcy. ILOG also experienced some non recurring expenses such as the relocation of our offices in California and in the UK to larger offices to accompany our growth. We also incurred higher audit and legal fees because of our larger operations, and the acquisition and integration of LogicTools. The number of our employees engaged in general and administrative functions was 95, 118 and 122 employees as of June 30, 2006, 2007 and 2008, respectively.

Non Operating Expenses

Financial interest income and expense. Financial interest income, net, mainly includes interest income on our cash position. Interest income amounted to 1.5 million euros and 1.6 million euros, in fiscal year 2008 and fiscal year 2007, respectively, as our cash position improved only at the end of fiscal year 2008. Interest income increased in fiscal year 2007, from 1.2 million euros in fiscal year 2006 due to the increase of available cash balances and the increase of interest rates in Europe and in the U.S.

Foreign exchange gain (loss) and other. Our foreign exchange gain results from our hedging strategy intended to protect currency exposure on our inter-company transactions and other translation adjustments from payments of receivables denominated in foreign currencies and notably their depreciation against the euro (especially the U.S. dollar which decreased constantly these two last fiscal years).

Loss from equity investments. Our loss from equity investments represents 36 thousand euros in fiscal year 2008 versus 217 thousand euros in fiscal year 2007. This loss is mainly driven by FirstTech in fiscal year 2008 and Prima Solutions in fiscal year 2007.

Income Taxes

In fiscal year 2008, the Company’s tax expense amounted to 0.5 million euros, compared to an income tax benefit of 1.7 million euros in fiscal year 2007 and an income tax benefit of 0.7 million euros in fiscal year 2006. Fiscal year 2008 income tax expense mainly relates to tax juridictions where there are no tax losses to carry forward. The fiscal year 2007 income tax benefit was mainly due to a new deferred tax asset of 1.7 million euros for tax loss carryforwards from ILOG, Inc. This deferred tax asset was recognized after a deferred tax liability was recorded for the same amount. This deferred tax liability was recorded following the allocation of the LogicTools purchase price to certain intangible assets, which depreciation was not tax deductible, and against additional goodwill relating to this acquisition. Fiscal year 2006 income tax benefit includes the recognition for the first time of a deferred tax benefit of 0.7 million euros for tax loss carryforwards.

2007/2008 FORM 20-F | ILOG | 49

Back to Contents

As of June 30, 2008, we had net operating loss carryforwards from various tax jurisdictions of approximately 50.9 million euros, of which 24.4 million euros and 2.6 million euros were in France and the U.K., respectively, with no expiration date and 23.8 million euros were in the U.S. (Federal and State of California) expiring between 2013 and 2027 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period. As of June 30, 2008, a valuation allowance of 16.2 million euros was provided against total deferred tax assets of 18.7 million euros, which consists primarily of the tax benefit of net operating loss carryforwards. See Note 16 to Consolidated Financial Statements.

Currency Fluctuations

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the Euro, our financial reporting currency for the financial statements included in this annual report. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the Euro have caused and will continue to cause Euro-translated amounts to vary from one period to another. Approximately 45% of our sales revenues and 36% of our expenses in fiscal year 2008 were denominated in U.S. dollars, with the remainder in euros and, to a lesser extent, other currencies. An increase in the value of the U.S. dollar relative to the Euro will result in higher profitability in Euro terms assuming no change in revenue and cost structure whereas a decrease will result in lower profitability in Euro terms.

Also, exchange rate movements of foreign currency denominated receivables and payables recorded by the Company and each of its subsidiaries, including their respective inter-company accounts, result in the reporting of realized and unrealized exchange gains or losses in our income statement. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results. In order to mitigate the impact of exchange rate fluctuations, we enter into foreign exchange derivative financial instruments to protect against foreign currency rate movements relative to the Euro for anticipated cash flows from transactions between the Company and its subsidiaries. While we have a policy of hedging our short-term currency exposures associated with anticipated cash flows from transactions with subsidiaries denominated in currencies other than the Euro, there can be no assurance that this policy will be successful and/or properly executed.

Under our accounting policy for foreign currency translation, our results and the results of each of our subsidiaries are measured in the currency in which the entity primarily conducts its business (the functional currency). The functional currencies of ILOG and our subsidiaries are their respective local currencies in accordance with our accounting policy. All assets and liabilities in the balance sheets of entities whose functional currency is not the Euro are translated into Euro equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at the respective monthly average exchange rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income (loss). We experienced a net foreign currency transaction exchange gain of 0.2 million euros for fiscal year 2008 and 2007 compared to a net loss of 0.2 million euros for fiscal year 2006. These amounts represent both realized and unrealized gains or losses from transactions or balance sheet items. See Notes 1 and 9 to the Consolidated Financial Statements. See “Item 3.D. – Risk Factors – 3. Risks that could adversely affect our business operations – Currency fluctuations could result in lower profitability for us in Euro terms and the reporting of exchange losses”.

2007/2008 FORM 20-F | ILOG | 50

Back to Contents

B.

Liquidity and Capital Resources

The Company’s cash is held principally in euros in France and, to a lesser extent, in U.S. dollars by its U.S. subsidiary and in other currencies in countries where ILOG operates. Our management policy is driven by ILOG S.A. and is applied among the subsidiaries. ILOG policy consists of basic rules such as bank reconciliation or segregation of duties of the cash operations and hedging activity. Our cash investment strategy consists of low risk simple instruments, with a short term maturity and a good rating. Cash investments are comprised of investments in money market mutual funds which include marketable securities (Société d’Investissement à Capital Variable – “SICAV”), certificates of deposit or commercial papers, where the primary risk is the counterparty risk of the underlying banks of the instruments. Given the size of the Company, our cash management is operated directly by the finance department of ILOG S.A. and its subsidiaries and not by a dedicated department.

Over the last three years, we have financed our operations and investments in property and capital equipment through cash from operations and the issuance of equity securities to employees under our stock option and stock purchase plans.

As of June 30, 2008, we had cash and cash equivalents of 47.1 million euros, compared to 40.8 million euros as of June 30, 2007 and our net working capital was 35.0 million euros compared to 34.9 million euros, in the prior year.

Our operating activities provided cash flows of 11.9 million of euros, 6.8 million and 7.8 million in fiscal years 2008, 2007 and 2006, respectively.  Cash flows from operating activities were higher in fiscal year 2008 compared to fiscal year 2007 despite a lower net income. This increase is due to more rapid payments from customers as opposed to last year, reflected by a DSO (Days Sales Outstanding) that improved from 78 days at the end of June 2007 to 72 days at the end of June 2008.  Cash flows from operating activities were lower in fiscal year 2007 compared to fiscal year 2006 due to ongoing additional working capital required by the growth of the revenues and the impact of higher DSO of 78 days compared to 75 in June 2006. Fluctuations of the DSO are due to the terms of payment granted to our customers and don’t reflect significant collection issues.

Our investing activities have consisted primarily of expenditure of business combinations, property and equipment, intangible assets, and equity investments, which totaled 3.5 million euros, 21.3 million euros and 2.0 million euros in fiscal years 2008, 2007 and 2006, respectively. Fiscal year 2008 included leasehold improvements and furnitures related to the new offices in Sunnyvale, California. Fiscal year 2007 expenditures included the purchase of the LogicTools business for 11.5 million euros ($15.5 million) in cash, and our minority investments in FirstTech and Prima Solutions. Fiscal year 2006 expenditures included the acquisition of distribution rights along with a partnership with Soft Computing in the first quarter of the fiscal year for an amount of €0.5 million in cash.

Our net financing activities used cash in the amount of 0.8 million euros in fiscal year 2008, provided cash in the amount of 1.5 million euros in fiscal year 2007 and used cash in the amount of 1.8 million euros in fiscal year 2006. Out of this net amount, 0.8 million euros, 3.0 million euros and 3.6 million euros were provided from the issuance of Shares under employee stock option and stock purchase plans in fiscal years 2008, 2007 and 2006, respectively. During these three fiscal years, 1.5 million euros, 1.2 million euros and 5.1 million euros were used, respectively to purchase ILOG shares pursuant to a Share buyback program.

We believe we currently have sufficient working capital to meet our current requirements for the twelve months following the date of this Annual Report.

2007/2008 FORM 20-F | ILOG | 51

Back to Contents

C.

Research and Development

We have committed, and expect to continue to commit in the future, substantial resources to research and development. Our research and development expenses, net of government funding and research tax credits, amounted to 26.3 million euros in fiscal year 2008, compared to 26.6 million euros in fiscal year 2007 and 23.5 million euros in fiscal year 2006, representing approximately 21%, 22% and 22% of total revenues, respectively, over of the past three fiscal years. Our gross research and development expenses before the offset of funding provided by the European Union and agencies of the French government were 29.2 million euros, 27.9 million euros and 25.3 million euros, in fiscal year 2008, 2007 and 2006, respectively. Research and development expenses increased in fiscal year 2008 due to annual salary increases and the higher use of resources located in China which was offset by the increase of research tax credits, following the implementation of a new tax law in 2008 in France. Theportion of the tax credit calculated as a percentage of the costs related to eligible research projects increased significantly and is now more predictable. Accordingly, ILOG has accrued each quarter part of the research tax credit since the beginning of the calendar year 2008, and was also recorded the calendar year 2007 research tax credit in fiscal year 2008. The increase in our research and development expenses in fiscal year 2007 over fiscal year 2006 was mainly attributable to headcount hired and annual salary increases and to a lesser extent the absence of projects funded by governmental institutions in fiscal year 2007. From June 30, 2006 to June 30, 2008 our research and development headcount decreased from 200 employees in fiscal year 2006, to 194 employees in fiscal year 2008. We have not capitalized any software development costs. From time to time we purchase certain products, which are licensed from third parties and are embedded in our products. In fiscal years 2008, 2007 and 2006, software licensed from third parties was not material. Research and development costs are generally expensed as incurred. See “C. Research and Development.”

Since we were founded, we have maintained a research and development focus on the solution of complex problems using object-oriented technology. This focus requires the fusion of different programming cultures, including object-oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, who tend to focus on math-oriented code. This ILOG culture has arisen from twenty years of day-to-day development, algorithmic optimization and object oriented design. Our engineers work with customers to try to ensure that their problems are solved efficiently. Our engineers also interact closely with the scientific and academic communities, which we believe is the best way to obtain and maintain high performance algorithms.

D.

Trend Information

Our combined license and maintenance revenues of our optimization product line increased by 15% in fiscal year 2008 as compared to fiscal year 2007, as a result of the addition of LogicTools for the entire fiscal year 2008, whereas it was included in fiscal year 2007 for only one quarter, and the verticalization of our optimization offer through, for instance, Plant PowerOps, OPL and ODMS products. Sales of our visualization products (combined license and maintenance revenues) decreased by 8% in fiscal year 2008 as compared to fiscal year 2007, due to the tough economic conditions the Company faced in the telecommunications sector with a significant decrease of royalty flows. Our BRMS products (combined license and maintenance revenues) decreased by 10% in fiscal year 2008 as compared to fiscal year 2007, due mainly to the US mortgage sector crisis in 2007 and 2008, and now comprise approximately 45% of our license and maintenance revenues. We believe our BRMS products are unique in that they create flexible software architectures by allowing portions of software code, the business rules or business logic, to be maintained by business users instead of software professionals. We believe that by implementing ILOG BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions. Our target is to meet the demand for business rule technology as a key enabler of agility and business process automation across the enterprise. Our customers are part of a growing trend of large organizations worldwide that are looking at BRMS, as well as BPM, as key components of SOA strategies. SOA is a new design approach being promoted by IT research firms such as Forrester and Gartner, and leading software vendors, including IBM, Oracle, Microsoft and SAP.

2007/2008 FORM 20-F | ILOG | 52

Back to Contents

During fiscal year 2008, despite technological advances at ILOG, and its leadership position in the software component market, the tough economic conditions slowed down sales cycles. The credit crisis increased the uncertainty and the volatility of business activity, especially in the BRMS market. In addition, the increase in oil prices resulted in slower investments by airlines in software, which negatively impacted the sales of our products.

E.

Off-balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2008.

F.

Contractual Obligations

The following table sets forth contracted payment obligations for the fiscal years indicated:

	See Notes to Consolidated Financial Statements	Total	June 30,
			2009	2010-2011	2012-2013	2014-2017
Contracted obligations:
Operating leases	7	18,639	4,248	4,934	3,197	6,260
Capital leases	7/13	12	12	-	-	-
Foreign currency forward and option contracts	9	9,386	9,386	-	-	-

As of June 30, 2008, the Company had not granted any guarantees, nor pledged any of its assets and did not have any significant purchase obligations or other long-term liabilities, except as listed above.

The Company provides retirement indemnities under the French defined benefit plan which is not funded, see also Note 15 to the Consolidated Financials Statements. No significant retirement payment is expected over the next five years.

2007/2008 FORM 20-F | ILOG | 53

Back to Contents

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

We adopted a resolution to amend our by-laws to provide for one person to assume the position of Chairman and Chief Executive Officer at the general shareholders’ meeting held on December 18, 2001 and at its meeting held on the same day, the Board of Directors opted for this option as well (Chairman and CEO, as opposed to General Manager), and appointed Mr Pierre Haren as both Chairman and Chief Executive Officer. Our by-laws provide that the Board of Directors could not change its decision to cumulate or to split these duties in the three year period following this decision. Pursuant to French law and our by-laws, the Board of Directors can appoint up to five Directeurs Généraux Délégués (“Deputy Chief Executive Officers”), whose powers and responsibilities are determined by the Board together with the Chief Executive Officer, and who have broad powers to represent and bind us in dealings with third parties. The Directeur Général Délégué may be held individually responsible for his/her actions if they are deemed contrary to our interests. Pursuant to French Law, if the function of Chairman and Chief Executive Officer is split between two different persons, the right to propose to the Board the appointment of one or several Deputy Chief Executive Officers belongs to the Chief Executive Officer. On January 20, 2003, the Board of Directors approved Mr Bounthara Ing as a Directeur Général Délégué, or Deputy Chief Executive Officer.

The following table sets forth the names, ages and positions of the Directors and executive officers of ILOG as of August 31, 2008:

Name	Age	Position with the Company	First Election on the Board	Expiration of Board mandate
Pierre Haren	55	Chairman and Chief Executive Officer	December 1989	2008
Bounthara Ing	45	Executive Vice President Asia Pacific and Deputy Chief Executive Officer	N/A	N/A
Jean-François Abramatic	59	Chief Product and Marketing Officer	December 1994	July 2000
Jérôme Arnaud	41	Chief Financial Officer	N/A	N/A
Eric Brisson	43	Executive Vice President Sales U.S. and Europe	N/A	N/A
Christian Deutsch	63	Chief Quality Officer	N/A	N/A
Olivier Maurel	56	Chief Information Officer	N/A	N/A
Michel Alard	54	Director	July 2000	2009
Marie-Claude Bernal	61	Director	December 2000	2008
Pascal Brandys	49	Director	September 1998	2009
Marc Fourrier	54	Director	April 1987	2010
Stéphane Lizeray	43	ILOG Software Architect, Director representing employees	November 2005	2009
Richard Liebhaber	73	Director	December 2000	2009
Todd Lowe	52	Director	August 1997	2009
Pierre-Michel Peugnet	45	Director	April 2006	2008

2007/2008 FORM 20-F | ILOG | 54

Back to Contents

For the purposes of this Annual Report on Form 20‑F, “executive officers” means the Chief Executive Officer, the Deputy Chief Executive Officer, the Chief Product & Marketing Officer, the Chief Financial Officer, the Chief Quality Officer, the Executive Vice President Sales U.S. and Europe and the Chief Information Officer. Where French law is applicable, the executive officers are not entitled, except for the Chief Executive Officer and the Deputy Chief Executive Officer, to represent the Company toward third party transactions. The Chief Executive Officer and the Deputy Chief Executive Officer may however delegate some of their powers to other individuals and notably to other executive officers of the Company.

Pierre Haren is one of our founders and was our Managing Director from 1987 to December 1995, when he was appointed Chairman and Chief Executive Officer of the Company. Prior to founding ILOG, Dr. Haren spent four years in charge of the SMECI Expert System Shell Project with the Institut National de Recherche en Informatique et en Automatique (“INRIA”), following a three-year term directing the research department of the French Ministry of the Sea. He is also a Director of MiddleNext (an association of mid-cap companies listed on Euronext Paris), Fondation de l’École Polytechnique and Prima Solutions S.A. and he is a member of the French Académie des Technologies, a member of the International Advisors Group of the Belfer Center of the Kennedy School of Government at Harvard University and a member of the International Advisors Group of the Harris School, Public Policy, University of Chicago. Dr. Haren received engineering degrees from École Polytechnique in 1976 and École Nationale des Ponts et Chaussées in 1978. He received his M.S. from Massachusetts Institute of Technology (“MIT”) in 1978 and Ph.D. from MIT in Civil Engineering in 1980.

Bounthara Ing, ILOG’s Deputy Chief Executive Officer since January 2003, was appointed Executive Vice President Asia Pacific in July 2006, and he also currently serves as a Director of Shanghai FirstTech Co., Ltd. Previously he served as our Chief Operating Officer from April 2002 to July 2006. He was our Vice President and General Manager, Industry Solutions Division from July 1999 to April 2002, and has been President of ILOG Ltd. (Japan) since September 1997, and Managing Director of ILOG (Pte.) Ltd. (Singapore) since January 1994. He joined us in 1988 as a software developer and, in 1992 became the Director of Graphic Development. Previously, Mr Ing was a software engineer at Compagnie Générale d’Informatique in Paris, France, and at European Computer Research Center in Munich, Germany. Mr Ing received an Engineering degree from École Centrale de Paris in 1986.

Jean-François Abramatic has served as our Chief Product Officer since February 2003. Since July 2006 he has also been in charge of all marketing activities. He is responsible for product vision and strategy; product design and development; product marketing and management; strategic and field marketing; and marketing communications. From July 2000 to February 2003 he was our Senior Vice President, Research and Development. He was a Director of ILOG S.A. from December 1994 to July 2000. From September 1996 to December 2001, Dr. Abramatic was the Chairman of the International World Wide Web Consortium and from September 1996 to September 1997 he was an Associate Director of the MIT Laboratory of Computer Science. Dr. Abramatic has been appointed as a member of the Advisory Board of the World Wide Web Consortium since July 1, 2004 and was re-elected in July 2008. From September 1997 to July 2000, Dr. Abramatic was INRIA’s Director of Development and Industrial Relations and from 1992 to September 1997 its Director of Development. Dr. Abramatic received an Engineering degree from École des Mines, Nancy, France in 1971 and a Ph.D. from the University of Paris VI in 1980.

2007/2008 FORM 20-F | ILOG | 55

Back to Contents

Jérôme Arnaud has served as ILOG’s Chief Financial Officer from January 2004. He was previously ILOG’s Group Controller since 2000. He served as Audit Manager then and later Senior Manager at Price Waterhouse in Lyon, Paris and New York, NY from 1990 to 1999. He then served as Director of the Financial Reporting at Ansaldo Signal NV until joining ILOG. Mr Arnaud graduated from École Supérieure de Commerce de Lille in 1990.

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

Kim Funk served as ILOG’s Vice President and General Counsel from June 2000 to October 26, 2007, when she left the Company.

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

Michel Alard is Chairman of the Board of Directors of Wavecom S.A., which he co-founded in 1993. Previously, from 1988 he was a project manager at Matra Communications. Mr Alard received degrees from École Polytechnique in 1976 and from the École Nationale Supérieure des Télécommunications in 1978.

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

Pascal Brandys is the President of Biobank Technology Ventures LLC, a global life sciences investment company he co-founded in 2000. Previously Mr Brandys was the Chairman of the Board of Directors and Chief Executive Officer of Genset S.A., which he co-founded in 1989. Mr Brandys is a Director of two private companies, Ceres Inc. and Calpass Corp. Mr Brandys graduated from the École Polytechnique in 1980, received an M.S. in Economic Systems from Stanford University in 1982 and an M.S. in Civil Engineering from the École Nationale des Ponts et Chaussées in 1983.

2007/2008 FORM 20-F | ILOG | 56

Back to Contents

Marc Fourrier has served as President of Delphis, a holding company that specializes in the creation and development of companies, since May 1989. He is also a Director of Coriolis, Dexem, Highdeal, Le Télégramme and Kiala. Mr Fourrier received engineering degrees from École Polytechnique in 1976 and École Nationale des Ponts et Chaussées in 1978, and an M.S. from MIT in 1978.

Richard Liebhaber served from 1995 to 2000 on the Board of Qwest Communications and from 1985 until 1995 he served as a Board member and management committee member at MCI Communications. From 1954 through 1985 Mr Liebhaber worked at IBM, where he served in a number of positions. He is also a Director of JDS Uniphase, Cogent Communications and Soapstone Networks. He graduated from New York University with a BSEE in 1954.

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

Todd Lowe served as our Executive Vice President until April 2002. From 1988 until 1997 he was President of CPLEX Optimization, Inc., a company acquired by ILOG in 1997. Mr Lowe is a principal and managing director in two privately held companies: LTI and Next Vascular, Inc.. He received a Chemical Engineering degree from the University of California in 1977. He is a registered professional engineer and formerly held various management positions with Shell Oil and Chemical Company.

Pierre-Michel Peugnet was nominated by the Board of Directors as a Director in April 2006. Mr Peugnet is Vice President of the Performance Optimization Applications Unit for SAP Europe, Middle East, and Africa (EMEA) regions where he heads the European operations of the division that markets the SAP suite of financial applications. He was previously Group Vice President, Corporate Finance, and Corporate Controller for Business Objects, based in San Jose, California. In this role, he oversaw the worldwide consolidation and external reporting on both the NASDAQ and Euronext Paris stock exchanges. Prior to that, he was Chief Financial Officer of the EMEA regions for Business Objects for more than six years. Before joining Business Objects, Mr Peugnet was Senior Auditor at the Calan Ramolino auditing firm, now part of the Deloitte Touche Tohmatsu financial advisory firm. He has a Master’s Degree in Finance and Economics from Paris Dauphine University. Mr Peugnet is the Audit Committee Financial Expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC.  The SEC has determined that an audit committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the board of directors in the absence of such designation.

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

B.

Compensation

The aggregate amount of all compensation paid, and benefits in kind granted, including salary, commissions, bonus, benefits and exclusive of capital gains, to all our executive officers as a group (eight persons until Kim Funk’s departure on October 26, 2007) for services in all capacities for the year ended June 30, 2008, was approximately 3.0 million euros. This amount is inclusive of the fair value of the stock-based remuneration decided by the Board of Directors on November 29, 2007, which includes 100,000 stock options, at an exercise price of €8.00 and an average fair value of €4.53 each (or a total fair value of 0.5 million euros), and 50,000 free shares at a fair value of €8.00 each (or a total fair value of  0.4 million euros), according to the terms of the plans described in Item 6.E.

2007/2008 FORM 20-F | ILOG | 57

Back to Contents

Our Chairman of the Board of Directors and his Deputy Chief Executive Officer, Mr Haren and Mr Ing’s individual compensations in the year ended June 30, 2008, are detailed as follows:

	Fixed Salary	Other*	Incentives Elements**	Total
Pierre Haren	€250,000	€48,801	€16 200	€315,001
Bounthara Ing	€130,559	€87,010	€6 156	€223,725

*

Includes insurance contributions and benefits in kind.

**

Mr Haren and Mr Ing are entitled to a bonus amounting to €16,200 and €6,156, respectively, based on a formula weighing the achievement of two objectives fixed for the year, namely operating profit greater than $13 million and revenue growth of 20% or greater, for fiscal year 2008 expressed in dollars and recorded in accordance with the U.S. GAAP. The revenue growth objective was partially reached while the operating profit objective was not, so part of the bonus was granted this year to all ILOG employees, Mr Haren and Mr Ing included.

In addition, stock-based compensation was granted in fiscal year 2008 to Mr Haren in the form of 100,000 stock options at an exercise price of €8.00 per share and 50,000 free shares at a fair value of €8.00 per share, according to the terms of the free shares plan (Item 6.E), under the condition that the free shares are held as long as Mr Haren remains employed by ILOG. As approved by the November 29, 2007 shareholder meeting, Mr Ing is entitled to an additional severance package of nine months of on-target earnings revenue on top of his legal severance package if, after an acquisition of at least 50% of the shares of ILOG, ILOG, its acquirer or the combined entity fails to provide him with a job equivalent in salary and position to his previous one. The performance criteria tied to that severance package pursuant to Articles L. 225-42-1 of the French Commercial Code is that in case of an acquisition of at least 50% of the shares of ILOG, the acquisition value of the ILOG shares includes a premium of more than 20% of the average closing trading price of the ILOG shares on Eurolist by Euronext Paris over a 12-month period starting 18 months and closing six months before the public announcement of the deal. These severance packages will be terminated if the Offers initiated by CITLOI, S.A.S., a wholly-owned subsidiary of IBM, are successful. Information related to the purpose of these severance packages and to severance packages benefiting to other ILOG’s employees is reported in Item 3 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 14, 2008.

In consideration for their services on the Board, Directors are entitled to receive jetons de présence (“directors’ fees”). In accordance with French law, the total annual amount of jetons de présence is fixed by the shareholders’ meeting. The Board of Directors however has full and discretionary authority to decide the allocation of the Directors’ fees authorized by the shareholders among its members, depending on the Directors’ participation in the meetings of the Board of Directors and the Board’s Committees, of which they are members. In addition, remuneration may be granted to Directors on a case-by-case basis for special assignments. A Director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The Board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by Directors in the corporate interest of the Company.

The Chairman and/or Chief Executive Officer are entitled to receive remuneration in addition to the jetons de présence granted by the general shareholders’ meeting. The Board of Directors determines this additional remuneration and in this case, the Chairman and/or Chief Executive Officer can vote on a resolution concerning his or her remuneration.

2007/2008 FORM 20-F | ILOG | 58

Back to Contents

For fiscal year 2008 the shareholders authorized up to 300 thousand euros in aggregate directors’ fees. Directors’ compensation, exclusive of capital gains, for fiscal year 2008 was paid as follows:

	Fees	Warrants Granted
		Number of Underlying Shares	Exercise Price per Share	Expiration
Michel Alard	€20,000	8,000	€8.50	November 28, 2012
Marie-Claude Bernal	€35,000	8,000	€8.50	November 28, 2012
Pascal Brandys	€31,000	8,000	€8.50	November 28, 2012
Marc Fourrier	€26,000	8,000	€8.50	November 28, 2012
Richard Liebhaber	€36,000	8,000	€8.50	November 28, 2012
Stéphane Lizeray	€16,000	8,000	€8.50	November 28, 2012
Todd Lowe	€20,000	8,000	€8.50	November 28, 2012
Pierre-Michel Peugnet	€28,500	8,000	€8.50	November 28, 2012
TOTAL	€212,500	64,000

Under French law, we cannot grant options to members of the Board of Directors who are not employees although we do grant warrants instead of options to members of our Board of Directors and former Technical Advisory Board. During fiscal year 2008, no warrants were exercised by our Directors although 4,000 warrants each were exercised, respectively, by Eugen Freuder and Martin Groetschel, members of our former Technical Advisory Board. They were granted to them in February 2003 with an exercise price of €4.48 each.

For additional information relating to options granted to employees and warrants granted to ILOG’s Directors in fiscal year 2008, see “B. Compensation” above and “E. Share Ownership” below, as well as Note 10 to the Notes to our Consolidated Financial Statements included elsewhere herein.

C.

Board Practices

Under French law, the Board of Directors sets the guidelines of the Company’s activity and supervises their implementation. Within the limits set out by our by-laws and subject to the powers expressly granted by French law to the general shareholders’ meetings, the Board of Directors may make any decision with respect to the business of the Company. In addition, the Board of Directors is responsible, among other things, for presenting the year-end financial statements of ILOG to the shareholders and convening shareholders’ meetings. In addition, the Board of Directors reviews and monitors our economic, financial and technical strategies. French law and the by-laws provide that the Board of Directors be composed of no fewer than three and no more than 18 members. Our Board of Directors currently consists of nine members. The number of members of the Board may be increased only by decision of the shareholders by a simple majority vote. Each Director must be an ILOG shareholder pursuant to article L. 225-25 of the French Commercial Code.

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

2007/2008 FORM 20-F | ILOG | 59

Back to Contents

Meetings of the Board of Directors, which are held as often as needed, are normally convened and presided over by the Chairman of the Board, who is elected by the Board of Directors. At the beginning of each fiscal year, the Chairman establishes a preliminary schedule of agenda subjects to be discussed during the year. Each Director is free to suggest the inclusion of items on the agenda. Each Director may raise at any Board meeting matters that are not on the agenda for that meeting. According to French law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene a meeting of the Board of Directors regarding matters listed on the agenda. The Board of Directors met nine times in fiscal year 2008 and the attendance rate averaged 99%. According to the Company’s by-laws, Directors who take part in a meeting of the Board by means of videoconference or teleconference are deemed present, for purposes of calculating the quorum and the majority. A quorum consists of one-half of the members of the Board of Directors and decisions are generally taken by a vote of the majority of the members present, deemed to be present or represented by other members of the Board of Directors. The Chairman has the ability to cast a deciding vote in the event of a tie vote. A Director may give a proxy to another Director but a Director cannot represent more than one other Director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. One Director, Mr Stéphane Lizeray, has been appointed by the November 29, 2005 shareholders’ meeting as a Company French employee-shareholder representative. He was also elected as such by the French employees on March 2006 pursuant to article L. 225-27 et seq. of the French Code of Commerce. As required under French law, a workers’ committee has been formed. One representative from our employees is entitled to be present at meetings of the Board of Directors, without any voting rights during such meetings.

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

2007/2008 FORM 20-F | ILOG | 60

Back to Contents

Under the French Commercial Code and our by-laws, any transactions we enter into, either directly or indirectly through an intermediary in which a member of our Board of Directors, or our Chief Executive Officer or our Deputy Chief Executive Officer, or one of our shareholders holding more than 10% of the voting rights (or, if it is a company, the company controlling it) has a direct or indirect interest and that is not in the ordinary course of business and/or is not at arm’s-length is subject to the prior consent of our Board of Directors. The same applies for transactions between the company and another company, whenever one of our directors or our Chief Executive Officer is the owner, a partner with unlimited liability, a manager, director, Chief Executive Officer or Deputy Chief Executive Officer, member of the Management Board (“directoire”) or Supervisory Board (“conseil de surveillance”) of such a company. Furthermore, the types and the purposes of these transactions must be communicated by the Chairman to the Board of Directors and to the statutory auditors. The interested director is not taken into account for the quorum calculation and his or her vote is not taken into consideration for the calculation of whether the transaction has been approved by the Board of Directors. Any such transactions concluded without the prior consent of our Board of Directors can be deemed to be null and void if it causes prejudice to the Company. In addition, the related director, or Chief Executive Officer, Deputy Chief Executive Officer or shareholder can be held liable on this basis. Our statutory auditors must be informed of any such transaction within one month following its conclusion and must prepare a special report to be submitted to our shareholders for approval at their next annual meeting. Inthe event the transaction is not ratified by our shareholders at a shareholders’ meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested director or Chief Executive Officer, Deputy Chief Executive Officer or shareholder, as the case may be, and, in some circumstances, the other members of the Board of Directors, liable for any damages we may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its Board of Directors who is a natural person and/or its managing directors, Chief Executive Officer or Deputy Chief Executive Officer, if any, are prohibited under the French Commercial Code. Such prohibition also applies to natural persons representing a company acting as a Board member.

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

2007/2008 FORM 20-F | ILOG | 61

Back to Contents

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

Members of the Board of Directors shall be considered independent as long as they do not, other than in their capacity as members of the Board of Directors, the Audit Committee or any other Committee of the Company, accept any consulting, advisory, or other compensatory fee from the Company and are not an affiliated person of the Company or any of its subsidiaries, and otherwise meet the independence requirements of applicable French and U.S. stock exchange listing standards and other applicable laws and regulations. Mr Pierre-Michel Peugnet is the Audit Committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the Audit Committee Financial Expert designation will not result in such person being deemed an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933 and does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the Audit Committee of the Board of Directors in the absence of such designation. The Audit Committee provides assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others, relating to: the integrity of ILOG’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the independent registered public accounting firm’s qualifications and independence; our compliance with ethics policies and legal and regulatory requirements; the accuracy of our insider trading policy and the quality of our policy for investors’ communications. The Audit Committee is empowered to investigate any matters brought to its attention with full access to all books, records, facilities, and personnel of ILOG and the authority to recommend the engagement and/or dismissal of external auditors, independent counsel and other advisers as it determines necessary to carry out its duties. In fiscal year 2008, the Audit Committee met five times and the attendance rate was 100%.

2007/2008 FORM 20-F | ILOG | 62

Back to Contents

The Compensation Committee is charged, pursuant to its Charter, with reviewing and recommending to the full Board of Directors, the level of compensation, including salary, fees, retirement benefits, executive incentive plans and fringe benefits, of the Chairman and Chief Executive Officer and Deputy Chief Executive Officer, as well as members of the Board; reviewing and approving annually, the general compensation policies applicable to the Company’s executive officers, including the relationship of the Company’s performance to executive compensation; reviewing and advising the Board of Directors’ concerning, and if deemed appropriate, retaining independent consultants regarding, national, regional and industry-wide compensation practices and trends in order to assess the adequacy and competitiveness within the high technology and software industries of the Company’s executive compensation programs; overseeing and recommending from time to time for adoption by the Board of Directors share option plans, share appreciation rights plans, pension and profit sharing plans, bonus plans, deferred compensation plans, warrant award plans for independent Directors, independent Director compensation plans and other similar programs; overseeing and recommending to the Board of Directors, the Company’s stock incentive and purchase plans as in effect and as adopted from time to time for adoption by the Company’s shareholders; performing such other functions and having such other powers as may be necessary or convenient for the efficient discharge of the foregoing; and reporting to the Board of Directors regarding the foregoing from time to time. In fiscal year 2008, the Compensation Committee met two times and the attendance rate was 100%.

The Nominating and Corporate Governance Committee was established in October 2002 with the primary objectives, pursuant to its Charter, of identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each next annual meeting of our shareholders; ensuring that the Audit, Compensation, Corporate Governance and Nominating, and any other future Committees of the Board shall have the benefit of an appropriate number of qualified and experienced independent directors; developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to us; monitoring significant developments in the law and practice of corporate governance; and leading the Board and each committee thereof in its annual performance evaluation, including establishing criteria to be used in connection with such evaluation. Key decisions and actions of the Nominating and Corporate Governance Committee in fiscal year 2008 included a survey of Board performance. The whistle blower policy was reviewed in agreement with the CNIL. The Board preparation guidelines were updated as well as the succession plan and ongoing monitoring of the applicable French and U.S. regulatory requirements. In fiscal year 2008, the Nominating and Corporate Governance Committee met two times and the attendance rate, including telephone participation, was 100%.

The Corporate Development Committee was established in January 2007 with the purpose to assist the Board in fulfilling its responsibilities to the Company’s stockholders, relating to the review, evaluation and approval of certain strategic transactions and major resource allocations. In carrying out its responsibilities, the Committee sets standards with respect to prospective strategic transactions and major resource allocations and submits these standards to the Board for its review and consideration. In addition, the Committee assists management and the Board in assessing the terms, specific risks and issues involved in each strategic transaction and major resource allocation which requires the Board’s approval. The Corporate Development Committee also assists management in developing effective and comprehensive disclosures to the Board and the Committee of the appropriate business, financial, technical and other information to enable a fully informed review and evaluation of proposed transactions and major resource allocations, and reviews the Company’s due diligence activities relative to strategic transactions. The Corporate Development Committee also conducts appropriate evaluations of strategic transactions and major resource allocations previously completed by the Company. In fiscal year 2008 the Corporate Development Committee reviewed several prospective strategic transactions, including the Offers from IBM. In fiscal year 2008, the Corporate Development Committee met six times and the attendance rate, including telephone participation, was 100%.

2007/2008 FORM 20-F | ILOG | 63

Back to Contents

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

Ethical Values and Principles of Conduct for the Group

The ethical values and principles of conduct for the Company are defined in two of the Company’s principal documents:

(1) ILOG Code of Business Conducts and Ethics;

(2) Supplementary Code of Ethics and Business Conduct for Designated Executives.

D.

Employees

The following chart indicates the average number of employees and the distribution of employees by function, during the 12-month periods ended August 31, 2008, 2007 and 2006:

Distribution of employees by function:	2008	2007	2006
Sales and Marketing	346	295	271
Consulting and customer Support	202	193	159
Research and Development	200	199	192
General and Administrative	123	117	97
TOTAL EMPLOYEES	871	804	719

2007/2008 FORM 20-F | ILOG | 64

Back to Contents

The following chart indicates the geographic distribution of our employees, for the same periods:

Geographic distribution of employees:	2008	2007	2006
Europe	458	452	433
North America	271	243	209
Asia	142	109	77
TOTAL EMPLOYEES	871	804	719

Employee turnover was approximately 19.6%, 15% and 11% in fiscal year 2008, 2007 and 2006 respectively.

We have never experienced a strike and believe that our relationships with our employees are good. Our employees in France are generally employed on a permanent basis. We do employ a few temporary workers during periods of transition, and we subcontract a small portion of our work to third parties. See “Item 3.D – Risk Factors.”

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

A profit sharing plan (accord d’intéressement) was developed and approved by the Board in December 2004 for implementation for French employees in fiscal years 2005, 2006 and 2007. This profit sharing plan was renewed for years 2008, 2009 and 2010.

Payments under the plan are determined as a percentage of the yearly paid remuneration and with the same method as the one used for all other employees located in our subsidiaries, i.e. based on yearly targeted growth and operating profit.

In fiscal year 2008, the profit sharing and bonus calculation was based on a formula weighing the achievement of one or two fixed objectives for the year, namely operating profit greater than $13 million and revenue growth greater than 20%. For fiscal year 2008, only the revenue growth objective was partially reached. Therefore a performance bonus amounting approximately to $400,000 will be granted to all employees, including Mr Haren and Mr Ing.

2007/2008 FORM 20-F | ILOG | 65

Back to Contents

E.

Share Ownership

The table below sets forth certain information with respect to the beneficial ownership of Shares, including Shares represented by ADSs, options and/or warrants outstanding as of August 20, 2008 (date of the latest TPI “Identification Process of Bear Shareholders”) by our Directors and executive officers, where such beneficial ownership represents more than one percent:

	Options & Warrants
Name	Shares	Number of Underlying Shares	Exercise price(s) euros	Shares Beneficially Owned(a)	Percentage(a)
Directors and executive officers as a group (15 people)(b)(c)	615,606	771,838	6.70-51.50	1,351,444	6.8%
Todd Lowe(d)	230,822	60,000	9.17-12.37	290,822	1.5%
Marc Fourrier(e)	227,937	40,000	8.07-12.37	267,937	1.3%
Pierre Haren(f)	129,577	50,000	8.66	179,577	0.9%

(a)

Includes Shares represented by ADSs. Number of Shares and percentage ownership are based on 19,937,170 shares outstanding as of August 20, 2008. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Shares subject to options and warrants that are currently exercisable or are exercisable within 60 days of August 20, 2008, are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the Shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(b)

Includes 238,000 warrants granted and outstanding to non-executive Directors, which expire five years from the date of grant as follows: 32,000 in December 2008, 46,000 in November 2009, 48,000 in November 2010, 64,000 in November 2011 and 48,000 in November 2012.

(c)

Includes 503,838 options granted to executive officers under the plans described below and which expire ten years from the date of grant as follows: 33,700 in 2008, 19,375 in 2009, 171,500 in 2010, 141,322 in 2011, 65,000 in 2012, 56,999 in 2013, 4,8900 in 2014, and 11,052 in 2016. Includes 30,000 options held by Janet Lowe, an employee and spouse of Todd Lowe, one of our directors.

(d)

Shares are held in the name of the Lowe Family Trust of which Mr Lowe is a trustee. Includes 30,000 options held by Janet Lowe, which expire as follows: 15,000 in October 2009, and 15,000 in November 2011. Includes 30,000 warrants held by Mr Lowe, which expires as follows: 8,000 warrants expiring in December 2008, 6,000 in November 2009, 8,000 in November 2010 and 8,000 in November 2011.

(e)

Includes two shares held by Delphis, a corporation controlled by Mr Fourrier and his family. The warrants expire as follows: 8,000 in December 2008, 8,000 in November 2009, 8,000 in November 2010, 8,000 in November 2011, and 8,000 in November 2012.

(f)

The options expire as follows: 50,000 in November 2011.

We have various employee stock option and employee stock purchase plans currently in effect. Under French law, we cannot grant options to members of the Board of Directors (other than the Chairman and Chief Executive Officer or Deputy Chief Executive Officers) who are not employees. See Note 12 of the Notes to our Consolidated Financial Statements included elsewhere herein for information related to option grants. The November 29, 2007 Board meeting granted 100,000 stock options to Mr Pierre Haren, at an exercise price of 8.00 euros a share and 50,000 free shares at a fair value of 8.00 euros a share according to the terms of the free share plan described below, under the condition that the free shares are held as long as Mr Haren remains employed by ILOG.

Warrants

Warrants for Non-Executive Directors and Technical Advisory Board (TAB) members. Pursuant to resolutions adopted on September 21, 1999, October 18, 2000, December 18, 2000, December 18, 2001, December 17, 2002, December 16, 2003, November 30, 2004, November 29, 2005, November 30, 2006 and November 29, 2007, the shareholders have authorized the Board to issue warrants to the non-executive Directors and TAB members for the purchase of ILOG Shares, up to a total of 584,000 shares.

2007/2008 FORM 20-F | ILOG | 66

Back to Contents

On September 22, 1999, November 22, 2000, December 18, 2000, December 18, 2001, February 26, 2003, June 18, 2003, December 16, 2003, November 30, 2004, November 29, 2005, November 30, 2006 and November 29, 2007, warrants to purchase 20,000, 32,000, 80,000, 60,000, 20,000, 56,000, 76,000, 56,000, 56,000, 64,000 and 64,000 shares, respectively, were granted to 11 non-executive Directors and five TAB members. Warrants representing 254,000 shares were outstanding as of August 31, 2008, as two directors did not accept their grants. The warrants may be exercised at prices between 8.07 euros and 12.37 euros per Share at any time until the fifth anniversary of the date of grant, when they lapse. When granted, the exercise price of the warrant is the highest of (i) the average trading closing price as quoted on Eurolist during the ten days preceding the Shareholders’ meeting granting the warrants or (ii) the closing price for a share on Eurolist on the trading day preceding the Shareholders’ meeting granting the warrants. The warrants are issued at a price representing 5% of the exercise price, and must be subscribed within three months from the date of the grants. There has been no further meeting on remuneration of the TAB since fiscal year 2005.

An extraordinary general meeting of shareholders held on October 23, 2008 authorized the 254,000 outstanding warrants to be tendered to any public offer.

Option Plans

The following is a summary description of each of the Company’s stock plans.

The 1996 Stock Option Plan. In 1994, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant, until November 23, 1999, options on up to 500,000 shares at a price to be determined by the Board of Directors on the date of grant based on ILOG’s net assets, a reasonable estimate of its future profitability and its future development prospects (the “1994 Plan”). In order to comply with the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for the granting of incentive stock options, we decided to adopt a new plan (the “1996 Plan”), incorporating Shares authorized under the 1994 Plan. The 1996 Plan was approved by the shareholders at an extraordinary meeting on May 30, 1996, and on that date 600,000 shares were granted; on October 17, 1996, 200,000 shares were granted; on August 20, 1997, 1,600,000 shares were granted; on December 17, 1997, 500,000 shares were granted; and on August 31, 1998, 1,000,000 shares, were added to the 1996 Plan with respect to which options could also be granted by the Board of Directors until November 23, 1999. Following the approval by shareholders at an extraordinary meeting of the 1998 Plan (see below), 1,000,000 shares authorized for the 1996 Plan were transferred to the 1998 Plan. Under the 1996 Plan, optionees are entitled to exercise options for ten years (or seven years less one day for U.K. employees). Under the 1996 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to options vest 12 months after the date of grant of options and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. As of August 31, 2008, options with respect to an aggregate of 189,663 shares were outstanding at exercise prices ranging from 5.19 euros to 8.60 euros.

The 1998 Stock Option Plan. On November 4, 1998, ILOG’s shareholders, at an extraordinary meeting, approved the 1998 Stock Option Plan, to succeed the 1996 Stock Option Plan, and at that time options representing 1,000,000 shares previously authorized for the 1996 Plan were transferred to the 1998 Plan. In addition, on September 21, 1999, 900,000 shares and on October 18, 2000, 1,250,000 shares, were authorized with respect to which options may be granted by the Board of Directors. The 1998 Stock Option Plan is identical to the 1996 Stock Option Plan except that it expired in October 2005. As of August 31, 2008, options with respect to an aggregate of 1,880,220 shares were outstanding at exercise prices ranging from 2.92 euros to 51.50 euros.

The 2001 Stock Option Plan. On September 25, 2001, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 1,100,000 shares, to employees under the 2001 Stock Option Plan (the “2001 Plan”). On December 18, 2001, the shareholders ratified and amended the 2001 Plan. Pursuant to the 2001 Plan, the issue price of the Shares will be equal to the closing price of a Share on the Eurolist by Euronext on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Eurolist by Euronext during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2001 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to options vest 12 months after the date of grant and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. The 2001 Plan expired in November 2005. As of August 31, 2008, options with respect to an aggregate of 594,516 shares were outstanding at exercise prices ranging from 8.66 euros to 10.78 euros.

2007/2008 FORM 20-F | ILOG | 67

Back to Contents

The 2004 Stock Option Plan. On November 30, 2004, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 800,000 shares to employees. Under the 2004 Stock Option Plan (the “2004 Plan”), the issue price of the Shares will be equal to the closing price of a Share on the Eurolist by Euronext on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Eurolist by Euronext during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2004 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to options vest 12 months after the date of grant and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. The 2004 Plan expired in January 2008. As of August 31, 2008, options with respect to an aggregate of 244,000 shares were outstanding at exercise prices ranging from 8.00 euros to 12.45 euros and options to purchase or subscribe for 556,000 shares remained available for grant under the 2004 Plan.

The 2007 Stock Option Plan. On November 29, 2007, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to grant options, which give the right to subscribe for or purchase up to 1,000,000 shares to employees. Under the 2007 Stock Option Plan (the “2007 Plan”), the issue price of the Shares will be equal to the closing price of a Share on the Eurolist by Euronext on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Eurolist by Euronext during the twenty trading days preceding such date of grant and (ii) 80% of the average repurchase price of any Shares held by the Company. Under the 2007 Plan, generally and unless otherwise specified, one-fourth of the Shares subject to options vest 12 months after the date of grant and 1/48 of the Shares vest each month thereafter provided the optionee continues to render services to ILOG. The 2007 Plan will expire in January 2011. As of August 31, 2008, no option had been issued under the 2007 Plan.

All options granted under the 1996, 1998, 2001, 2004 and 2007 Plans have a term of ten years, other than options granted to employees in the United Kingdom which have a term of seven years less one day. Generally, and unless otherwise specified, if an optionee terminates his or her employment with ILOG, the optionee may exercise only those options vested as of the date of termination and must effect such exercise within three months, except for optionees who are French tax residents at the date of grant of the options who may exercise their options until the termination of the term of their options. Since the ILOG insider trading policy has been extended to all employees worldwide, this three-month period is extended by the number of weeks during which the terminated employee cannot exercise due to blackout periods. In general, if an optionee dies during his or her employment, or within three months after termination of employment, such person’s options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No option may be transferred by the optionee other than by will or the laws of intestacy.

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

2007/2008 FORM 20-F | ILOG | 68

Back to Contents

We have not recorded a liability for social contributions and certain salary-based taxes that may be assessed for options granted up to June 30, 2008, as the liability, being dependent on future values of our Shares and the timing of employees’ decisions to exercise options and sell the related Shares, cannot be estimated. We also do not consider that the liability is probable because the Company has control over whether to make an exception to the option plans, and of the significant income tax disincentives to employees exercising options and selling the Shares prior to the end of the minimum holding period.

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

French Employee Savings Plan. ILOG’s shareholders in December 2003 reserved a total of 600,000 shares for issuance to ILOG employees participating in the French Employee Savings Plan the (“Savings Plan”) for a period of two years. The Savings Plan permitted eligible employees to make contributions for purposes of purchasing units in investment funds managed for ILOG on behalf of the employees, or to acquire ILOG Shares at a preferential price. The Savings Plan is an Employee Savings Plan under Article L. 443-1 et seq. of the French Labor Code. The Board of Directors decided to use the Plan until September 2004 when the last offering period was closed. The December 2003 shareholders’ approval expired in November 2005 and was renewed for three successives periods and for a total of 100,000 shares. As of August 31, 2008, the Board of Directors had not used the Plan under this authority.

As of June 30, 2005, we had issued 177,720 and 28,534 shares under the International Employee Purchase Plan and the French Employee Savings Plan, respectively, since ILOG’s shareholders’ approval in December 2003. In fiscal year 2008, no shares were issued under these plans.

Free shares. On November 29, 2005, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to allow grants of new shares and/or existing shares representing up to 4% of the Company’s share capital, for free to certain employees and executives of the Company or its affiliates, excluding any executives or employees who own more than 10% of the Company’s share capital. The first vesting period will be reached at the end of the 24 month period when 2/5 of the shares granted will be vested. The grant will be definitive at the end of the vesting period, which will occur each month between the 60th month and the 84th month following the date of grant, with respect to 60th of the shares granted to each beneficiary. There would be a lock-up period of two years following the definitive grant of each share, with respect to such share. For beneficiaries of the Plan to receive a final grant, they must remain an employee or officer of the Company, or of an affiliated company, during the vesting period. Should the beneficiary die after shares have vested, the beneficiary’s heirs can establish entitlement to the vested free shares if they submit a request for them within six (6) months following the date of the beneficiary’s death. Under such terms, on November 30, 2006, the Board, pursuant to the November 29, 2005 Shareholders’ authorization granted a total of 351,000 ILOG ordinary shares as free shares. The fair market value of these ILOG free shares is equal to the closing price of ILOG shares on Eurolist (by Euronext) on November 29, 2006, i.e. 9.59 euros. The September 28, 2007 Board granted 3,000 free shares to an ILOG employee at a fair value of 8.25 euros each. The November 29, 2007 Board meeting granted 100,000 stock options to Mr. Pierre Haren, at an exercise price of €8.00 per share and 50,000 free shares at a fair value of €8.00 per share according to the terms of the free share plan, under the condition that the free shares are held as long as Mr. Haren remains employed by ILOG.

2007/2008 FORM 20-F | ILOG | 69

Back to Contents

An aggregate number of 60,000 free shares have been granted as of October 10, 2008, to directors and corporate officers of the Company (i.e. 50,000 free shares granted to M. Pierre Haren on November 28, 2007 and 10,000 free shares granted to M. Bounthara Ing on November 30, 2006).

Control mechanisms for employees’ shareholding plan. Some of the Company’s employees hold Shares through the FCPE ILOG Actionnariat.  The decision to tender the Shares held by the FCPE to a tender offer shall be made by the supervisory board of the FCPE (the “Supervisory Board”).  The Supervisory Board is composed equitably of two employee members elected among and by the shareholders of the FCPE, and two members representing the Company, appointed by the Company’s management.  Decisions are voted on and passed by the majority of members either in attendance or represented.

Item 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

The table below sets forth certain information with respect to the beneficial ownership of ILOG Shares as of August 20, 2008 (date of the latest TPI “Identification Process of Bear Shareholders”) by any person known to us to be the owner of five percent or more of the outstanding Shares and employees:

Name of Beneficial Owners	Shares Beneficially Owned(a)	Percentage Owned(a)
Conversion Capital Partners	2 353 061	11.8%
Institut national de recherche en informatique et en automatique (INRIA)	1 237 750	6.2%
Financière de l’Échiquier	1 368 928	6.9%
SAP	685 064	3.4%
Treasury	819 386	4.1%
Directors & Officers	1 351 444	6.8%
Employees(b)	428 314	2.1%

(a)

Number of Shares and percentage ownership are based on 19,937,170 shares outstanding as of August 20, 2008. Beneficial ownership is determined in accordance with the General Instructions of Form 20-F. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Shares subject to options and warrants that are currently exercisable or are exercisable within 60 days of August 20, 2008, are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the Shares beneficially owned percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(b)

Represents an estimate of the Shares of ILOG held directly or indirectly by employees to the best of the Company’s knowledge. In addition, our employees have 2,908,399 stock options exercisable as of August 20, 2008.

On March 23, 2005, a French company Financière de l’Échiquier published a notification that it had crossed the 5% threshold of the Company’s shares representing 912,717 shares.

November 13, 2007, Conversion Capital Partners published a notification that it had crossed the 5% threshold of the Company’s shares representing 971,852 shares. On May 29, 2008 Conversion Capital Partners published a second notification that it had crossed the 10% of the Company’s shares representing 1,945,252 shares. To our knowledge, over the last three years there have been no other significant changes in the percentage ownership held by any other of the Company’s major shareholders.

2007/2008 FORM 20-F | ILOG | 70

Back to Contents

To our knowledge, except as disclosed above and as described below with respect to the Memorandum of Understanding with IBM, the Company is not directly or indirectly controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and the Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

None of the holders of Shares listed in this table have voting rights different from other holders of Shares. We are not aware of any shareholders’ agreement with respect to our Shares.

As of August 31, 2008, ADRs evidencing approximately 2,014,288 ADSs were held of record by approximately 38 registered holders. The 2,014,288 shares represented by those ADRs (approximately 10% of the Company’s issued and outstanding Shares) were registered in the name of BNP-Paribas. The Company performed an identification of all shareholders on August 20, 2008 on Euronext and September 19, 2008 on the Nasdaq. At these dates, the Company counted 7,713 shareholders on Euronext and at least, 460 on the Nasdaq (460 non objecting beneficial owners). There are 43 U.S. residents among the Euronext shareholders and the number of U.S. residents shareholders on the Nasdaq is unknown to the Company.

On July 28, 2008, the Company and IBM announced that they had entered into a Memorandum of Understanding relating to the proposed acquisition of the Company by IBM, for the purpose of acquiring the Company’s shares and its warrants via public tender offers in the United States and France (the “Offers”). The announcement was followed on August 26, 2008 by a filing with AMF of a draft tender offer document by IBM and a draft response document by ILOG. The AMF declared the offer compliant on September 12, 2008. The offer in France started on October 14, 2008 and is still ongoing at the time of the filing of this Form 20-F. On October 14, 2008, CITLOI filed the Tender Offer Statement on Schedule TO with the SEC and the Company filed the Solicitation/Recommendation statement on Schedule 14D-9 with the SEC.

As part of the Offers, IBM received the following commitments:

•

By an agreement dated July 25, 2008, INRIA-Transfert, a subsidiary of Institut National de Recherche en Informatique et en Automatique (INRIA), undertook to tender to the Offers all the shares it holds, directly and indirectly, consisting of a total of 1,237,750 Shares, at a price of €10 per Share, subject to the agreement of INRIA’s board of directors. The board of directors of INRIA has approved the undertaking to tender by INRIA-Transfert.

•

By an agreement dated July 27, 2008, SAP AG undertook to tender into the Offers all of the Shares it held, consisting of 685,064 Shares, at a price of €10 per Share.

•

On July 31, 2008, the Surpervisory Board of the FCPE ILOG Actionnariat decided to tender into the Offers all the shares it held. To the knowledge of the Company, as of August 20, 2008, FCPE ILOG Actionnariat held a total of 428,314 Shares.

•

In addition, all of the members of the Company Board expressed their intentions to tender into the Offer the Company Securities they hold, consisting to the knowledge of the Company, 616,606 Shares and 238,000 Warrants.

B.

Related Party Transactions

As part of the purchase agreement of Prima’s shares by ILOG in November 2006, ILOG agreed to grant a loan of up to 1.1 million euros at an interest rate of 4.5%, and repayable over two years. This loan agreement has been approved as a related party transaction by the November 29, 2007 Shareholders meeting and has been paid in three instalments, one for 400 thousand euros on November 30th, 2007, one for 300 thousand euros on January 3rd, 2008 and the last one for 400 thousand euros on September 10th, 2008.

In addition, during fiscal year 2008, ILOG sold licenses to FirstTech, an affiliate consolidated under the equity method, and one of its shareholders, FirstTech Cayman, for a total amount of 288,000 euros, and purchased consulting services from FirstTech for a total amount of 17,000 euros. Amounts of 100,000 euros with FirstTech Cayman and 47,000 euros with FirstTech were recorded as accounts receivable as of June 30, 2008.

2007/2008 FORM 20-F | ILOG | 71

Back to Contents

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

Legal Proceedings

ILOG is involved in a lawsuit entitled Jensen Denmark A/S and Naicom Technologies vs. ILOG S.A. This suit was brought by Jensen Denmark and Naicom Technologies (“Jensen Naicom”) against ILOG for breach of contract, bad faith, and failure to meet the standard of care owed by a professional consultant. ILOG filed a counterclaim in which it alleges that ILOG is entitled to recover from the plaintiffs fees which it incurred but which were not paid, as well as additional damages. The case was tried before a judge in France and the court found in ILOG’s favor and against Jensen Naicom, on December 8, 2005. The court dismissed ILOG’s counterclaim. Jensen Naicom appealed this ruling, which appeal was rejected on November 9, 2007, dismissing all Jensen Naicom’s claims. ILOG did not record any accrual relating to this lawsuit because the associated risk was considered as negligible. In addition, the amount of damages claimed by Jensen Naicom was below the limits of ILOG’s applicable insurance coverage, and the insurance company accepted the defense of this matter.

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

To the best knowledge of the Company, there are no other significant contingencies as of June 30, 2008.

Dividend Policy

We have not paid any cash dividends on our share capital to date. We currently anticipate that we will retain any future earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any dividend would be declared and paid in euros and under French law and our by-laws, may only be paid from ILOG S.A.’s statutory retained earnings amounting to approximately 14,893 thousand euros at June 30, 2008 before allocation by shareholders of current statutory earnings of 294 thousand euros for the year ended June 30, 2008. Any dividends paid to holders of ADSs would be converted from euros to U.S. dollars, subject to a charge by the Depositary for any expenses incurred by the Depositary in such conversion. Fluctuations in the exchange rate between euros and dollars and expenses of the Depositary would affect the dollar amounts actually received by holders of ADSs upon conversion by the Depositary of such cash dividends. See “Item 3.D. – Risk Factors – 6. Other risks of owning ILOG Shares and ADSs – Holders of ADSs may be subject to additional risks related to holding ADSs rather than Shares”. See “Item 10.E. – Taxation” for a description of the principal French and U.S. federal income tax consequences regarding the taxation of dividends for holders of ADSs and Ordinary Shares.

2007/2008 FORM 20-F | ILOG | 72

Back to Contents

B.

Significant Changes

On July 28, 2008, the Company and IBM announced that they had entered into a Memorandum of Understanding relating to the proposed acquisition of the Company by IBM, for the purpose of acquiring the Company’s shares and its warrants for an estimated 230 million euros (or approximately 330 million U.S. dollars with an exchange rate as of September 30, 2008) via public tender offers in the United States and France (the “Offers”). The announcement was followed by an August 26, 2008 of a filing with AMF of a draft tender offer document by IBM and a draft response document by ILOG, which was approved by the AMF on September 12, 2008. On October 14, 2008, CITCOI, a wholly-owned subsidiary of IBM, filed the tender offer statement on schedule TO with the SEC and the Company filed the Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Offers started on October 14, 2008 and are still ongoing.

Except as disclosed below and elsewhere in this Annual Report, there have been no other significant changes in the Company’s business since June 30, 2008, the date of the annual financial statements included in this Annual Report.

Item 9.

The Offer and Listing

A.

Offer and Listing Details

Closing Sale Prices of ILOG ADSs and Shares

The following table sets forth the range of low and high reported closing sale prices of our ADSs (each ADS representing one Share) on the NASDAQ Stock Market (which, prior to August 1, 2006, was the NASDAQ National Market) for the last five fiscal years and periods indicated.

2007/2008 FORM 20-F | ILOG | 73

Back to Contents

(in dollars)	Low	High
2004	8.16	14.32
2005	9.12	15.50
2006	11.98	18.85
First Quarter	12.80	15.72
Second Quarter	14.64	18.85
Third Quarter	13.00	18.51
Fourth Quarter	11.98	17.85
2007	10.26	14.44
First Quarter	10.26	13.24
Second Quarter	11.07	13.27
Third Quarter	12.44	14.44
Fourth Quarter	11.75	14.13
2008
First Quarter	10.46	13.60
Second Quarter	10.12	13.70
Third Quarter	8.69	11.17
Fourth Quarter	7.70	10.60
Monthly
March 2008	9.45	10.70
April 2008	7.70	9.68
May 2008	7.70	9.27
June 2008	9.21	10.60
July 2008	9.43	15.32
August 2008	13.35	15.30

On August 31, 2008, the last sale price for the ADSs as reported on the NASDAQ Stock Market was $14.23 per ADS.

The Depositary for the ADSs is JPMorgan Chase Bank. Each ADS registered on the books of the Depositary represents to one Share. As of August 31, 2008, there were 38 record holders of American Depositary Receipts evidencing 2,014,288 ADSs.

From December 1998 to February 2005, the Shares were listed on the Nouveau Marché of Euronext Paris, and have then been listed on Eurolist by Euronext, and then on Euronext Paris by NYSE Euronext. The following table sets forth the range of high and low reported closing sale prices of the Shares on the Euronext Paris by NYSE Euronext (and, prior to February 21, 2005, on the Nouveau Marché) for the last five fiscal years and periods indicated.

2007/2008 FORM 20-F | ILOG | 74

Back to Contents

(in euros)	Low	High
2003	2.75	8.40
2004	7.15	12.60
2005	7.50	11.87
2006	9.57	15.40
First Quarter	10.55	14.30
Second Quarter	12.12	15.40
Third Quarter	10.82	14.86
Fourth Quarter	9,57	13.80
2007	8.18	11.18
First Quarter	8.18	10.59
Second Quarter	8.85	10.18
Third Quarter	9.40	11.18
Fourth Quarter	9.01	10.60
2008
First Quarter	7.60	10.00
Second Quarter	7.10	9.68
Third Quarter	5.61	7.72
Fourth Quarter	4.90	6.80
Monthly
March 2008	5.83	7.09
April 2008	4.90	6.00
May 2008	5.03	6.00
June 2008	5.90	6.80
July 2008	5.90	9.81
August 2008	9.71	9.85

On August 29, 2008, the last sale price for the Shares as reported on the Euronext Paris was 9.78 euros per Share.

2007/2008 FORM 20-F | ILOG | 75

Back to Contents

B.

Plan of Distribution

Not Applicable.

C.

Markets

The ADSs are quoted on the NASDAQ Stock Market (which, prior to August 1, 2006, was the NASDAQ National Market) under the symbol “ILOG”. The Shares are also listed on Euronext Paris. The Nouveau Marché of Euronext Paris, on which our shares were previously traded, merged into a new market called Eurolist by Euronext on February 21, 2005, named since 2007 Euronext Paris by NYSE Euronext, and the Shares are accordingly traded on Euronext Paris since then.

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

2007/2008 FORM 20-F | ILOG | 76

Back to Contents

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

Segment which the Shares belong

The Shares have been included in the following indices managed by Euronext: Index SBF 250, IT CAC, Next 150 and NextEconomy (this latter segment was terminated on December 31, 2007, by NYSE Euronext).

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

2007/2008 FORM 20-F | ILOG | 77

Back to Contents

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

For information purposes, the by-laws of the Company have been amended on September 26, 2008 to reflect a new share capital in the amount of 19,937,170 euros.

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

2007/2008 FORM 20-F | ILOG | 78

Back to Contents

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

2007/2008 FORM 20-F | ILOG | 79

Back to Contents

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

2007/2008 FORM 20-F | ILOG | 80

Back to Contents

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

2007/2008 FORM 20-F | ILOG | 81

Back to Contents

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

2007/2008 FORM 20-F | ILOG | 82

Back to Contents

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

2007/2008 FORM 20-F | ILOG | 83

Back to Contents

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

2007/2008 FORM 20-F | ILOG | 84

Back to Contents

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

French law and AMF regulations impose additional reporting requirements on persons, acting alone or in concert with others, who come to own more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file with the AMF and such listed company, a report within ten trading days of the date such thresholds being crossed. In this report the acquirer must specify its intentions for the following 12-month period including whether or not such person or persons intend to continue its purchases, to acquire the control of such company or to seek a nomination to the company’s Board of Directors. This report must be filed with the AMF and such listed company. The AMF publicly releases the notice. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does soon the basis of significant changes in its own situation or its shareholders. Upon any change of intention, it must file a new report.

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

In case of a violation of the notification requirements provided for under French law, the undeclared share capital interest in excess of the required notification level will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with such notification requirement. In addition, any shareholder who fails to comply with the above legal requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Company’s Chairman, any shareholder or the AMF, and may be further subject to a 18 thousand euros fine.

The Company’s by-laws do not contain any provisions governing the ownership threshold above and below which shareholder ownership must be disclosed. Accordingly, only legal provisions described above shall apply.

2007/2008 FORM 20-F | ILOG | 85

Back to Contents

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

On April 10, 2006, in accordance with the objective d) of the buy-back program relating to the improvement and the maintaining of the liquidity of ILOG’s Shares, we entered into a liquidity contract with Oddo Corporate Finance (“Oddo”) pursuant to the Code of Practice of the Association française des entreprises d’investissement, as approved by the AMF in its decision of March 22, 2005 (“Liquidity Contract”). We mandated Oddo to improve and to maintain, on our behalf, the liquidity of ILOG’s Shares on Euronext Paris. The term of the Liquidity Contract runs from March 31, 2006 through December 31, 2007 and is subject to automatic renewal for subsequent 12-month periods. The Company has allocated one million euros for implementation of the Liquidity Contract. The Liquidity Contract is limited to the Company’s Shares traded on Euronext Paris. The Liquidity Contract was terminated by the Company on September 5, 2008.

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

2007/2008 FORM 20-F | ILOG | 86

Back to Contents

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

On November 29, 2007, the shareholders of ILOG renewed their authorization to the Board of Directors to repurchase up to 10% of ILOG’s total outstanding share capital at a maximum purchase price of 20 euros per Share and a minimum sale price of 5 euros per Share. The total amount of such repurchases may not exceed 15 million euros. This authorization will expire on the date of the ordinary shareholders’ meeting called to approve the accounts for the fiscal year ending June 30, 2008. The authorization granted on November 29, 2007 has been used to repurchase 819,386 shares as of August 31, 2008 (739,909 shares repurchased directly by ILOG and 79,477 repurchased through the liquidity contract). Following the cancellation of the liquidity contract, the 79,477 shares have been sold on the market in September. ILOG has submitted to the SEC, reports on Form 6-K detailing repurchases of Shares pursuant to this authorization.

C.

Material Contracts

See the description of the LogicTools Merger agreement in “Item 4 – Information on the Company. B – Business Overview – Recent Developments” and the description of the Plan of Grants of Free Shares in “Item 6 – Directors, Senior Management and Employees – E – Share Ownership – Options Plans – Free Shares”.

Memorandum of Understanding entered into with IBM

On July 28, 2008, the Company and IBM announced that they had entered into a Memorandum of Understanding relating to the proposed acquisition of the Company by IBM, for the purpose of acquiring our shares, ADSs and warrants via public tender offers in the United States and France (the “Offers”). The Offers are for all outstanding Shares that are held by U.S. holders (within the meaning of Rule 14d‑1(d) under the Exchange Act), at a price of €10 per Share, including any dividend payable for the fiscal year ended June 30, 2008, without interest, net to the seller in cash; (ii) all outstanding ADSs, at a price of the U.S. dollar equivalent of €10 per ADS calculated by using the open market spot exchange rate for the U.S. dollar against the euro in the North American trading session on the date on which funds are received by the receiving agent to pay for the ADSs upon completion of the U.S. Offer; and (iii) all outstanding 2003 Warrants n°1, 2003 Warrants n°2, 2004 Warrants, 2005 Warrants, 2006 Warrants and 2007 Warrants that are held by U.S. holders, at a price of €0.50, €0.50, €0.65, €0.50, €0.83 and €1.93, respectively, and in each case without interest and net to the seller in cash. In each case, the consideration will be paid less any relevant withholding taxes. The Offers are both conditioned upon: (i) there being validly tendered in accordance with the terms of the Offers and not withdrawn prior to the expiration of the Offers that number of Shares (including Shares represented by ADSs and Treasury Shares) and Warrants that represent at least 66.67% of ILOG’s share capital and voting rights, on a fully-diluted basis (the “Minimum Tender Condition”) taking into account (a) the total number of outstanding Shares on the date of the closing of the French Offer (as defined below), including Shares represented by ADSs and Treasury Shares, and (b) the maximum number of Shares to be issued upon the exercise of all Company Options and Warrants, whether or not exercisable, as of the date of the closing of the French Offer; and (ii) the antitrust clearance of the acquisition of ILOG by the European Commission under Article 6(1)(b) of the European Union Council Regulation (EEC) No. 139/2004. The announcement was followed on August 26, 2008 by a filing with the AMF of a draft tender offer document by CITLOI, an indirect wholly-owned subsidiary of IBM, and a draft response document by ILOG. The French offer was approved by the AMF on September 12, 2008 and the AMF approved the tender offer document of CITLOI and the response document of ILOG on such date. On October 14, 2008, CITLOI filed the Tender Offer Statement on Schedule TO with the Sec and the Company filed the Solicitation/Recommendation statement on Schedule 14D-9 with the SEC. The Offers commenced on October 14, 2008 and are still ongoing at the time of the filing of this Form 20-F.

2007/2008 FORM 20-F | ILOG | 87

Back to Contents

Agreements entered into by ILOG that will be modified or terminated in the event of a change of control of ILOG, unless such disclosure, except for disclosure required by law, would adversely affect its interests.

ILOG holds approximately 33% of the share capital of Prima Solutions, a Paris-based supplier of software platforms for the insurance sector. Pursuant to a shareholder agreement dated as of November 27, 2006, a change of control of the Company (which would occur upon the settlement-delivery of the offer initiated by CITLOI, a subsidiary of IBM, which filed a Tender Offer Statement on Schedule TO with the SEC on October 14, 2008) triggers the right of other shareholder of Prima Solutions that are parties to the shareholder agreement to purchase the Prima Solutions shares held by the Company.

This investment in Prima Solutions was intended to reinforce the partnership between the two companies and sustain a stronger penetration of ILOG’s business rule management systems in the insurance market. The indirect and direct commercial outcomes of such partnership on ILOG’s revenues are not material, but they improve ILOG’s offer for the insurance sector. In the event the shareholders of Prima Solutions that are parties to the shareholder agreement purchase the Prima Solutions shares held by the Company, it is likely that the effort to develop the partnership with Prima Solution may diminish or disappear.

ILOG has acquired the Prima Solutions shares for approximately 3,251 thousands of euros and has identified a goodwill of approximately 3,885 thousands of euros which is included in its assets and not depreciated as of June 30, 2008. The shareholder agreement states the shares of Prima Solutions held by ILOG shall be repurchase for an amount superior to the acquisition cost.

With the exception of the aforementioned contract, the Company believes that no significant agreements of the Company are likely to terminate in the event of ILOG’s change of control.

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

2007/2008 FORM 20-F | ILOG | 88

Back to Contents

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

E.

Taxation

The following is a general summary of certain French tax and material U.S. federal income tax consequences of owning and disposing of shares or ADSs. This discussion applies only to U.S. Holders. You will be a U.S. Holder if you are a beneficial owner of shares or ADSs, you hold your shares or ADSs as capital assets and the following three conditions apply to you:

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

•

as a resident of the United States, you are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed August 31, 1994 (the “Treaty”); and

•

you are not also a resident of France.

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

2007/2008 FORM 20-F | ILOG | 89

Back to Contents

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

Dividend Tax Credit

When French resident individuals receive dividends from French corporations, they may benefit from (i) a tax allowance of 40% applicable to amounts distributed, (ii) a tax rebate of 1.525 euros or 3.050 euros according to the familial situation of the taxpayer and (iii) a tax credit equal to 50% of the distributed amounts, subject however to a maximum credit amount of 115 euros or 230 euros according to the familial situation of the taxpayer.

Dividends paid to U.S. residents do not benefit from the tax allowance of 40%, applicable to French resident individuals. However, U.S. resident individuals benefit from (i) the tax credit equal to 50% of the distributed amounts, subject however to a maximum credit amount of 115 euros or 230 euros according to the familial situation of the taxpayer, and, as the case may be (ii) a refund of such tax credit, after application of the withholding tax provided under the Treaty. Other U.S. residents, such as corporations, pension trusts and tax-exempt organizations, do not benefit from any tax credit or tax refund.

Taxation of Capital Gains

In general, a U.S. Holder will not be subject to French tax on any capital gain derived from the sale or exchange of shares or ADSs, except where such gain is effectively connected with permanent establishment or fixed base maintained by the U.S. Holder in France. Special rules apply to U.S. Holders who are individuals and are residents of more than one country.

Transfer Tax on Sale of Shares

A 1.1% transfer tax capped at 4 thousand euros per transfer applies to certain transfers of shares or ADSs in French corporations. The transfer tax does not apply to transfers of shares or ADSs in French publicly-traded companies that are not evidenced by a written agreement, or where that agreement is executed outside France. Therefore, U.S. Holders should not be liable to pay the 1.1% transfer tax on the sale or disposition of the shares or ADS provided such sale or disposition is not evidenced by a written agreement or such agreement is not executed in France.

2007/2008 FORM 20-F | ILOG | 90

Back to Contents

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

2007/2008 FORM 20-F | ILOG | 91

Back to Contents

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

2007/2008 FORM 20-F | ILOG | 92

Back to Contents

United States backup withholding tax and information reporting

Payments made by a paying agent within the United States to U.S. Holders other than corporations and other exempt recipients in respect of shares or ADSs may be subject to information reporting to the United States Internal Revenue Service, or IRS. Such payments are also subject to backup withholding tax if made to a non-exempt U.S. Holder that fails to provide certain information to the paying agent, including the holder’s taxpayer identification number, and to comply with certain other requirements concerning backup withholding. A U.S. Holder may have to furnish a duly completed Internal Revenue Service Form W-9 in order to avoid back up withholding tax. Any amounts withheld under the backup withholding rules from a payment to a holder of shares or ADSs generally will be allowed as a refund or a credit against such holder’s U.S. federal income tax, provided that the required information is furnished to the IRS. The current rate of backup withholding tax is 28%.

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

2007/2008 FORM 20-F | ILOG | 93

Back to Contents

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

Currencies

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the euro, which is our financial reporting currency for the Consolidated Financial Statements included herein. Approximately 46% of our sales and 36% of our operating expenses in fiscal year 2008 were denominated in U.S. dollars, with the remainder in euros and, to a lesser extent, other currencies. For the year ended June 30, 2008, the effect of a 10% hypothetical uniform weakening in the value of the U.S. dollar relative to the euro would have resulted in a decrease in revenues of 5.6 million euros and a decrease of operating expenses of 4.4 million euros with a decrease in operating income of approximately 1.2 million euros and decrease in earnings per share of 0.06 euro.

Fluctuations in the value of the currencies in which we conduct our business relative to the euro have caused and will continue to cause euro-translated amounts to vary from one period to another. Also, currency exchange rate movements of foreign currency denominated receivables and payables recorded by the Company and each of its subsidiaries, including their respective intercompany accounts, result in the reporting of realized and unrealized exchange gains or losses in our income statement. In order to mitigate the impact of exchange rate fluctuations, we enter into foreign exchange derivative financial instruments to protect against foreign currency rate improvements relative to the euro for anticipated cash flows from transactions between the Company and its subsidiaries. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results. See “Item 3.D. Risk Factors – 3. Risks that could adversely affect our Business operations – Currency fluctuations could result in lower profitability for us in dollar terms and the reporting of exchange losses.”

Interest rates

We believe we do not have any significant risk with regard to interest rate fluctuation and accordingly we do not hedge for interest rate exposure.

2007/2008 FORM 20-F | ILOG | 94

Back to Contents

Item 12.

Description of Securities Other Than Equity Securities

Not Applicable.

2007/2008 FORM 20-F | ILOG | 95

Back to Contents

Part 2

Item 13.

Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.

Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

As of June 30, 2008, the end of the period covered by this Annual Report on Form 20-F, the Company, under the supervision and with the participation of the Company’s management, including the Company’s Chairman and Chief Executive Officer, Pierre Haren, and Chief Financial Officer, Jérôme Arnaud, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on this evaluation, the Company’s Chairman and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this Annual Report on Form 20-F. Our disclosure controls and procedures were effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our managements including our Chairman and Chief Executive Officer and our Chief Financial Officer to allow timely decisions regarding required disclosures. The Company’s management recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management’s control objectives. The Company’s management, including its Chairman and Chief Executive Officer and Chief Financial Officer, believe that, as of June 30, 2008, the Company’s disclosure controls and procedures were effective to provide reasonable assurance of achieving management’s control objectives.

2007/2008 FORM 20-F | ILOG | 96

Back to Contents

Management’s Report on Internal Control over Financial Reporting

This Annual Report includes an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was subject for the first time as of June 30, 2008 to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permitted the Company to provide only a management’s report in Annual Reports until June 30, 2007.

Beginning with the fiscal year ending June 30, 2008, Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or Section 404, required us to include an internal control report of management with our Annual Report on Form 20-F. The internal control report contains:

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

•

a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on the company’s internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting” as such term is defined in Exchange Act Rules 13a‑15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with IFRS as issued by the IASB.

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

Management has assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. In making its assessment, management has based its assessment on the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control – Integrated Framework. Management concluded, and hereby reports that based on its assessment, our internal control over financial reporting was effective as of June 30, 2008.

Management’s Report on Internal Control (French regulations)

Pursuant to article L. 225-37 of the French Commercial Code, the Chairman of our Board of Directors is required to deliver a special report in connection with the annual shareholders’ meeting regarding the Board’s governance practices and the status of ILOG’s internal control procedures. This report is required to describe, among other things, the organization of our internal control, the employees responsible for internal control, the underlying documents related to our internal controls (code of business conduct and ethics or others) and the internal control procedures that we currently have in place, including internal controls designed for purposes of preparing ILOG’s financial information and Consolidated Financial Statements. This report must also include a Chairman’s opinion regarding ILOG’s internal procedures, along with the independent registered public accounting firm’s (Commissaires aux Comptes) report on the Chairman’s opinion regarding ILOG’s internal procedures.

2007/2008 FORM 20-F | ILOG | 97

Back to Contents

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occured during the fiscal year ended June 30, 2008 that have materially affected, or that are reasonably likely to materially affect our internal control over financial reporting.

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

The “Code of Business Conduct and Ethics” and the “Supplementary Code of Ethics and Business Conduct for Designated Executives” are available on our internet website (www.ilog.com). We further undertake to provide to any person, upon request and without charge, a copy of these Codes of Ethics. Please address your request to Jérôme Arnaud, Chief Financial Officer, 195 W. Fremont Avenue, Sunnyvale, California 94087.

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

2007/2008 FORM 20-F | ILOG | 98

Back to Contents

C.

Principal Accountant Fees and Services

Fees paid by ILOG and its fully-owned subsidiaries to its U.S. independent registered public accounting firm and the members of its network in fiscal year 2008 and fiscal year 2007 were as follows:

	Ernst & Young Audit				Audit & Diagnostic(d)
(amounts in thousands of euros)	Year Ended June 30,				Year Ended June 30,
	2008	2007	2008	2007	2008	2007	2008	2007
Audit(a)
Audit, quarterly review, SEC registration and filling, and certifications for French regulatory purposes.
- ILOG S.A.	666	424	53%	40%	87	65	97%	96%
- Subsidiaries	593	420	47%	40%	-	-	-	-
Audit-related Fees(b)
- ILOG S.A.	-	216	0%	20%	3	-	3%	0%
- Subsidiaries	-	-	0%	0%	-	-	-	-
Total Audit	1,260	1,060	100%	100%	90	65	100%	96%
Other Services
Tax fees(c)	-	-	0%	0%	-	-	0%	-
All other fees(e)	-	-	0%	0%	-	3	0%	4%
TOTAL	€1,260	€1,060	100%	100%	€90	€68	100%	100%

(a)

Audit fees paid to Ernst & Young Audit include the audit of our Consolidated Financial Statements in accordance with IFRS, the statutory audit of us and the audit of certain of our subsidiaries, the review of our quarterly and semi-annual financial statements, SEC registration statements and other filings, and certain certifications required for French regulatory purposes.

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

(e)

Miscellaneous accounting consultations.

All fees paid to Ernst & Young Audit in the fiscal years 2008 and 2007 were pre-approved by the Audit Committee. The Company’s Audit Committee is required to review and approve in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the committee for the pre-approval of such services, including through delegation of authority to a member of the committee. Any service that is approved pursuant to a delegation of authority to a member of the committee must be reported to the full committee at its next scheduled meeting.

D.

Exemptions from the Listing Standards for Audit Committees

None.

E.

Purchases and Sales of Equity Securities by the Issuer and Affiliated Purchasers

In fiscal year 2008, ILOG carried on a share repurchase program implemented in 2005. The following table sets forth information with respect to ILOG’s share repurchases in the 2009, 2008 and 2007 fiscal years up to August 31, 2008.

2007/2008 FORM 20-F | ILOG | 99

Back to Contents

	Total number of shares purchased(a)	Average price paid per share (in euros)	Total number of shares sold	Average price received per share (in euros)	Net number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs(a)
Total at August 31, 2007	1,550,852		(935,331)		615,521
September 2007	47,367	8.33	(20,353)	8.35	(27,014)	1,276,875
October 2007	33,425	8.91	(45,920)	9.04	(12,495)	1,289,720
November 2007	52,494	8.17	(42,633)	8.17	9,861	1,280,089
December 2007	34,394	7.55	(21,308)	7.54	13,086	1,267,098
January 2008	171,810	6.53	(38,952)	6.86	132,858	1,134,240
February 2008	18,010	6.46	(15,448)	6.46	2,562	1,132,478
March 2008	59,868	6.60	(17,482)	6.41	42,386	1,090,092
April 2008	28,298	5.42	(27,281)	5.43	1,017	1,089,075
May 2008	19,703	5.34	(28,310)	5.36	(8,607)	1,097,682
June 2008	15,504	6.33	(15,309)	6.32	(405)	1,098,087
July 2008	11,486	6.41	(14,898)	6.48	(3,412)	1,104,704
August 2008	1	9.75	(1)	9.75	0	174,331
Total at August 31, 2008	2,043,212		(1,223,826)		819,386

(a)

Since November 30, 2004, the shareholders of ILOG authorized the Board of Directors to repurchase up to 10% of ILOG’s total outstanding share capital at a maximum purchase price of 13 euros and a minimum sale price of 3 euros. The total amount of such repurchases may not exceed 15 million euros. On November 30, 2006 and November 29, 2007, the shareholders of ILOG renewed their authorization to the Board of Directors to repurchase up to 10% of ILOG’s total outstanding share capital at a maximum purchase price of 20 euros and a minimum sale price of 5 euros. The total amount of such repurchases may not exceed 15 million euros. This authorization will expire on the date of the ordinary shareholders’ meeting called to approve the accounts for the fiscal year ending on June 30, 2008, which is currently scheduled for November 28, 2008. At that meeting, the shareholders will be asked to authorize the Board of Directors to adopt a new share repurchase plan allowing for a maximum purchase price of 20 euros. All purchases and sales were made pursuant to this authority. ILOG has submitted to the SEC, Reports on Form 6-K detailing repurchases of shares pursuant to this authority. The repurchases are subject to the provisions of French law. See “Item 10. Additional Information – B.9. Purchase of the Company’s Own Shares”.

Treasury stock, under the current buy-back program, may be used a) to reduce the Company’s share capital by cancellation of such shares, b) to provide shares for distribution to the Company’s employees, c) be used in connection with an acquisition, or d) used to improve the liquidity of the Shares on the market. On April 10, 2006, and in accordance with the objective d) of our buy-back program, relating to the improvement and the maintaining of the liquidity of ILOG’s Shares, we entered into a liquidity contract with Oddo Corporate Finance (“Oddo”) pursuant to the Code of Practice of the Association Française des Entreprises d’Investissement, as approved by the AMF in its decision of March 22, 2005 (“Liquidity Contract”). We mandated Oddo to improve and to maintain, on our behalf, the liquidity of ILOG’s Shares on Euronext Paris. The term of the Liquidity Contract runs from March 31, 2006 through December 31, 2007 and is subject to automatic renewal for subsequent 12-month periods. The Company has allocated one million of euros for implementation of the Liquidity Contract. The Liquidity Contract is limited to the Company’s Shares traded on Euronext Paris. The Liquidity Contract was terminated by the Company on September 5, 2008.

As of August 31, 2008, the Company had repurchased 819,386 shares, of its own Shares according to its repurchase program and liquidity contract, at an average price of 11.39 euros (or $15.38) since the implementation of the programs in 2006 and for a total purchase price of 7,010 thousand euros (or $9,465,000). As of August 31, 2008, the Company had repurchased 739,909 shares directly on the market and net 79,477 shares indirectly on the market through the liquidity contract. Following the termination of the liquidity contract, the 79,477 shares repurchased through the liquidity contract were sold on the market in September.

2007/2008 FORM 20-F | ILOG | 100

Back to Contents

Part 3

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

2007/2008 FORM 20-F | ILOG | 101

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

4.1	ILOG S.A. Plan for Grants of Free Shares 2006 (Incorporated by reference to the Form S-8 of ILOG S.A., filed with the Securities and Exchange Commission on January 11, 2007 (File No. 333-139925))*
4.2	LogicTools Merger Agreement. (Incorporated by reference to the Annual Report on Form 20-F of ILOG S.A., filed with the Securities and Exchange Commission on October 9, 2007 (File No. 000-29144)) *
4.3

Memorandum of Understanding, dated July 27, 2008, by and between ILOG and IBM (Incorporated by reference to the pre-commencement Schedule 14D-9-C filed with the Securities and Exchange Commission by ILOG on July 28, 2008 (File No. 005-53265)) *

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
*Incorporated by reference.

2007/2008 FORM 20-F | ILOG | 102

Back to Contents

To the Board of Directors and Shareholders of ILOG S.A.

We have audited the accompanying consolidated balance sheets of ILOG S.A. and subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of income, recognized income and expense, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2008. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of ILOG S.A. and subsidiaries at June 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ILOG’s internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 27, 2008 expressed an unqualified opinion thereon.

Paris-La Défense, France

October 27, 2008

ERNST & YOUNG Audit

/s/ GILLES COHEN

Represented by Gilles Cohen

2007/2008 FORM 20-F | ILOG | F-1

Back to Contents

Consolidated balance sheets

		June 30,
(in thousands of euros except for numbers of shares, in thousands)	Note	2008	2007
ASSETS
Goodwills-net	3	6,969	8,008
Intangible assets-net	4	4,724	6,312
Property and equipment-net	5	5,466	5,891
Equity investment-net	6	4,965	5,004
Deferred income taxes	16	1,246	1,183
Other long-term assets	8	4,885	2,152
Total long-term assets		28,255	28,550
Accounts receivable (less allowance for doubtful account of €389 and €836 at June 30, 2008 and 2007, respectively)	10	26,237	33,239
Other receivables	8	3,411	4,454
Prepaid expenses		1,996	2,083
Derivative financial instrument-asset	9	536	99
Cash and cash equivalents	11	47,114	40,781
Total current assets		79,294	80,656
TOTAL ASSETS		107,549	109,206
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Shares, €1 nominal value, 19,209 and 19,062 shares issued at June 30, 2008 and 2007, respectively		19,209	19,062
Additional paid-in capital		34,035	31,572
Revaluation reserve	12	487	9
Treasury stock at cost	12	(8,414)	(6,912)
Retained earnings		18,846	18,916
Cumulative translation adjustment		(3,001)	(915)
Total shareholders’ equity	12	61,162	61,732
Provision for other liabilities - long-term	14	2,137	1,690
Long-term portion of capital lease obligations	13	-	12
Total long-term liabilities		2,137	1,702
Provision for other liabilities - short-term	14	378	411
Accounts payable		7,003	7,199
Accrued compensation and tax payable		11,639	11,839
Value-added tax payable		1,462	1,810
Current portion of capital lease obligations	13	12	153
Derivative financial instrument-liability	9	27	7
Deferred revenue		23,729	24,353
Total current liabilities		44,250	45,772
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		107,549	109,206

See notes to Consolidated Financial Statements.

2007/2008 FORM 20-F | ILOG | F-2

Back to Contents

Consolidated income statements

		Year Ended June 30,
(in thousands of euros except for numbers of shares, in thousands)	Note	2008	2007	2006
Revenues:
License fees		53,845	57,101	54,517
Maintenance		36,070	33,995	31,320
Professional services		32,736	32,108	23,840
Total revenues	19	122,651	123,204	109,677
Cost of revenues:
License fees		971	1,128	833
Maintenance		3,698	3,840	3,521
Professional services		27,417	25,052	18,867
Total cost of revenues	19	32,086	30,020	23,221
GROSS PROFIT		90,565	93,184	86,456
Operating expenses:
Marketing and selling		49,318	48,814	45,930
Research and development		26,317	26,633	23,506
General and administrative		15,964	15,144	12,194
Total operating expenses		91,599	90,591	81,630
INCOME FROM OPERATIONS		(1,034)	2,593	4,826
Financial interest income		1,583	1,646	1,173
Financial interest expense		(81)	(66)	(62)
Foreign exchange gain (loss) and other		175	220	(226)
Loss from equity investments		(36)	(214)	(20)
Income before income taxes	16	607	4,179	5,691
Income taxes benefit (expense)	16	(479)	1,702	684
NET INCOME		128	5,881	6,375
Net income per share:
- basic	17	0.01	0.32	0.35
- diluted	17	0.01	0.32	0.33
Shares and share equivalents used in per share calculations (thousands)
- basic	1	18,489	18,231	17,995
- diluted		18,255	18,523	19,054
Supplemental disclosure
Intangible, property and equipment depreciation and amortization		3,259	2,588	2,095

See notes to Consolidated Financial Statements.

2007/2008 FORM 20-F | ILOG | F-3

Back to Contents

Consolidated Statements of Cash Flows

		Year Ended June 30,
(in thousands of euros)	Note	2008	2007	2006
Cash flows from operating activities:
Net income		128	5,881	6,375
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization		3,259	2,674	2,095
Unrealized loss (gain) on fair value hedges		44	(31)	(116)
Deferred income taxes		(37)	(2,019)	(830)
Losses from equity investments	6	36	214	20
Stock-based compensation	12	1,775	1,458	993
Net loss (gain) on sales of property and equipment		(455)	235	100
Increase (Decrease) in cash from:
Accounts receivable		5,612	(10,677)	132
Other current assets		399	(1,482)	(163)
Prepaid expenses		(35)	150	(558)
Accounts payable		34	292	1,783
Accrued compensation		148	909	(983)
Value-added tax payable		(252)	721	(382)
Deferred revenue		1,226	5,974	929
Other		1	2,492	(1,558)
Net cash provided by operating activities		11,883	6,791	7,837
Cash flows from investing activities:
Business acquisition – net of cash acquired(a)	2	-	(11,105)	-
Purchases of intangible assets	4	(915)	(437)	(1,031)
Purchases of equity method investment	6	-	(4,865)	-
Purchase of property and equipment	5	(1,934)	(4,875)	(1,007)
Loans	8	(700)	-	-
Net cash provided by (used in) investing activities		(3,549)	(21,282)	(2,038)
Cash flows from financing activities:
Purchase of treasury stock	12	(1,502)	(1,245)	(5,081)
Principal repayments on capital lease obligations		(153)	(279)	(408)
Cash proceeds from issuance of shares		835	2,983	3,642
Net cash provided by (used in) financing activities		(820)	1,459	(1,847)
Effect of exchange rate changes on cash and cash equivalents		(1,182)	(657)	(533)
Net increase (decrease) in cash and cash equivalents		6,333	(13,688)	3,419
Cash and cash equivalents, beginning of period		40,781	54,469	51,050
Cash and cash equivalents, end of period	11	47,114	40,781	54,469
Supplemental disclosure
Income taxes paid		382	448	378
Cash paid for interest		81	66	70
Cash received for interest		1,583	1,646	1,181
(a) The cash acquired in LogicTools amounted to 456 thousand euros.

See notes to Consolidated Financial Statements.

2007/2008 FORM 20-F | ILOG | F-4

Back to Contents

Consolidated Statements of Shareholders’ Equity

(in thousands of euros except for numbers of shares)	Shares		Additional paid-in capital	Treasury stock	Revaluation reserve	Retained earnings	Translation adjustment	Shareholders’ equity
	Number	Amount
Balance June 30, 2005	18,005,407	18,005	23,553	(586)	(136)	7,000	54	47,890
Change in equity upon adoption of IAS19 amendment	-	-	-	-	-	(21)	-	(21)
Balance June 30, 2005 after changes in accounting policies	18,005,407	18,005	23,553	(586)	(136)	6,979	54	47,869
Options exercised	494,726	495	2,745	-	-	-	-	3,240
Warrants exercised	42,000	42	360	-	-	-	-	402
Stock based compensation	-	-	993	-	-	-	-	993
Purchase of treasury stock	-	-	-	(5,081)	-	-	-	(5,081)
Pension actuarial losses	-	-	-	-	-	(171)	-	(171)
Translation adjustment	-	-	-	-	-	-	(396)	(396)
Unrealized losses on cash flow hedges	-	-	-	-	312	-	-	312
Net income	-	-	-	-	-	6,375	-	6,375
Total recognized income (expense)	-	-	-	-	-	-	-	6,120
Balance June 30, 2006	18,542,133	18,542	27,651	(5,667)	176	13,183	(342)	53,543
Options exercised	516,331	516	2,418	-	-	-	-	2,934
Warrants exercised	4,000	4	45	-	-	-	-	49
Stock based compensation	-	-	1,458	-	-	-	-	1,458
Purchase of treasury stock	-	-	-	(1,245)	-	-	-	(1,245)
Pension actuarial losses	-	-	-	-	-	(148)	-	(148)
Translation adjustment	-	-	-	-	-	-	(573)	(573)
Unrealized gains on cash flow hedges	-	-	-	-	(167)	-	-	(167)
Net income	-	-	-	-	-	5,881	-	5,881
Total recognized income (expense)	-	-	-	-	-	-	-	4,993
Balance June 30, 2007	19,062,464	19,062	31,572	(6,912)	9	18,916	(915)	61,732
Options exercised	146,384	147	688	-	-	-	-	835
Warrants exercised	-	-	-	-	-	-	-	-
Stock based compensation	-	-	1,775	-	-	-	-	1,775
Purchase of treasury stock	-	-	-	(1,502)	-	-	-	(1,502)
Pension actuarial losses		-	-	-	-	(198)	-	(198)
Translation adjustment	-	-	-	-	-	-	(2,086)	(2,086)
Unrealized gains on cash flow hedges	-	-	-	-	478	-	-	478
Net income	-	-	-	-	-	128	-	128
Total recognized income (expense)	-	-	-	-	-	-	-	(1,678)
Balance June 30, 2008	19,208,848	19,209	34,035	(8,414)	487	18,846	(3,001)	61,162

2007/2008 FORM 20-F | ILOG | F-5

Back to Contents

Consolidated Statements of Recognized Income and Expense

	Year Ended June 30,
(in thousands of euros)	2008	2007	2006
Net income	128	5,881	6,375
Pension actuarial losses	(198)	(148)	(171)
Unrealized gains and losses on cash flow hedges	478	(167)	312
Translation adjustment	(2,086)	(573)	(396)
Gains and losses recognized through equity	(1,806)	(888)	(255)
TOTAL RECOGNIZED INCOME/(EXPENSE)	(1,678)	4,993	6,120

See notes to Consolidated Financial Statements.

2007/2008 FORM 20-F | ILOG | F-6

Back to Contents

Notes to Consolidated Financial Statements

Note 1

Nature of business and Summary of Significant Accounting Policies

1.1

Nature of Business

ILOG S.A. is organized as a société anonyme, a form of corporation, under the laws of the Republic of France, and was founded in 1987. Its headquarters are located at 9, rue de Verdun, 94253 Gentilly, in France.

ILOG S.A. and its subsidiaries (“the Company”) develop, market, support and provide professional services for software used for business rule management, resource optimization and visual interfaces. Our component software is not industry specific and can be configured for use in a wide variety of businesses. Several new optimization products in the late stages of development are directed to the semiconductor chip manufacturing, transportation and process manufacturing industries. Our customers or, upon request from our customers our professional services department, use our software to develop strategic business applications or to solve complex business problems. Examples include insurance underwriting and claims handling, airline crew and equipment scheduling, government security operations, telecommunications network display, financial trading, commercial and residential lending, and order processing. Because of the horizontal or ‘generic’ nature of the functionality of our software components, additional development to fit the particular customer industry may be required.

The Company’s products are distributed through its direct sales force, system integrators, value added resellers, independent software vendors and original equipment manufacturers.

1.2

Basis of preparation

The accompanying Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards and interpretations (IFRS) as adopted by the European Union on June 30, 2008 and available at the following internet address the http://ec.europa.eu/internal_market/accounting/ias_fr.htm#adopted-commission. (as of the date when our Board of Directors authorized the Consolidated Financial Statements for issuance).

IFRSs include the standards as issued by the International Accounting Standards Board (“IASB”), that is, IFRSs, International Accounting Standards (“IASs”) and the accounting interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”).

Those accounting policies adopted by the Company are applied on a consistent basis with those used for the Consolidated Financial Statements for the period ended June 30, 2007, except for the following new standards, amendments and interpretations adopted during the year:

•

IFRS 7: Financial Instruments: Disclosures;

•

Amendment to IAS 1: Presentation of Financial Statements – Capital Disclosures;

•

IFRIC 10: Interim Financial Reporting and Impairment;

•

IFRIC 11: IFRS 2 – Group and Treasury Share Transactions.

2007/2008 FORM 20-F | ILOG | F-7

Back to Contents

Those principles do not differ from IFRS as published by the IASB, as the application of the following two interpretations, applicable to annual periods beginning on or after 1 January 2008 and not yet endorsed by the European Union, have no impact on the Consolidated Financial Statement of ILOG:

•

IFRIC 12: Service Concession Arrangements;

•

IFRIC 14: IAS 19 – The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

The Company did not however elect to early adopt the following standards, amendments and interpretations. The corresponding impacts on the Consolidated Financial Statement are being assessed:

•

IFRS 8: Operating segments, applicable to fiscal years beginning after January 1st, 2009 and adopted by the European Union;

•

IAS 23 (Revised): Borrowing costs, applicable to fiscal years beginning after January 1st, 2009 and not yet adopted by the European Union;

•

IAS 1 (Revised): Presentation of financial statements, applicable to fiscal years beginning after January 1st, 2009 and adopted by the European Union;

•

IAS 27 (Revised): Consolidated and separate financial statements, applicable to fiscal years beginning after July 1st, 2009 and not yet adopted by the European Union;

•

IFRS 3 (Revised): Business combinations, applicable to fiscal years beginning after July 1st, 2009 and not yet adopted by the European Union;

•

amendment to IFRS 2 Vesting conditions and cancellations, applicable to fiscal years beginning after July 1st, 2009 and not yet adopted by the European Union;

•

improvement of IFRSs, applicable to fiscal years beginning after January 1st, 2009 and not yet adopted by the European Union;

•

IFRIC 13: Customer loyalty programs, applicable to fiscal years beginning after July 1, 2008 and not yet adopted by the European Union;

•

IFRIC 14: IAS 19 – The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, applicable to fiscal years beginning after January 1, 2008 and not yet adopted by the European Union;

•

IFRIC 16: Hedges of a net investment in a foreign operation, applicable to fiscal years beginning after October 1, 2008 and not yet adopted by the European Union.

The Company is still in the process of determining the potential impacts of the above standards, interpretations and amendments on the Consolidated Financial Statement. At this stage of the analysis, the Company does not anticipate significant impacts on the Consolidated Financial Statement.

The first reporting date of IFRS was June 30, 2005. ILOG applied specific rules for first-time adoption, as defined by IFRS 1. On transition date (July 1, 2004), ILOG made the following elections:

•

business combinations prior to the transition date to IFRS were not restated;

•

the cumulative translation differences on foreign operations were set to zero on transition date;

•

the cumulative unrecognized actuarial gains and losses related to employee benefits were recorded against equity on transition date;

•

property, plant and equipments were not revalued;

•

only stock options and warrants granted after November 2, 2002 and not fully vested on January 1, 2005, were accounted for according to IFRS 2;

•

all provisions of IAS 32 “Financial instruments – Presentation”, IAS 39 “Financial instruments – Recognition and measurement”, including the amendment to IAS 39 “Cash flow hedge accounting of forecast intragroup transaction”, were applied.

Note 24 included a reconciliation between U.S. GAAP and IFRS of shareholders’ equity as of June 30, 2007 and June 30, 2006 and net income for the years then ended.

The Consolidated Financial Statement were prepared and approved by the Board of Directors held on September 26, 2008. They will be submitted to shareholders’ approval at the shareholders’ meeting to be held on December 16, 2008.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities at the reporting date. Management has notably made estimates and judgments to recognize revenue; to determine doubtful accounts; to set the useful life of the tangible and intangible assets; to allocate the price of the business combinations; to test the impairment for goodwill and the tangible and intangible assets; to determine pension benefits and share-based payments; to recognize current and deferred income taxes. The actual outcome could be different from the assumptions. Estimates, judgments and assumptions made by management are described in the following notes.

2007/2008 FORM 20-F | ILOG | F-8

Back to Contents

Presentation of Financial Statements

In accordance with IAS 1, operating assets and liabilities and those assets whose maturity dates are lower than 12 months are classified as current items. Other assets and liabilities are classified as non-current items and include in particular deferred taxes, non-current portion of the research tax credits and deposits and securities. Current liabilities include notably the current portion of the provisions forliabilities, of the capital lease obligations and of deferred revenue. The portion over 12 months is presented as non-current items.

The Company’s consolidated income statement is presented by destination.

Basis of consolidation

The Consolidated Financial Statement have been prepared on a historical cost basis, except for some categories of assets and liabilities, in accordance with the IFRS principles. The categories concerned are described in the following notes.

Subsidiaries, directly or indirectly controlled by the Company as defined by IAS 27 “Consolidated and Separated Financial Statements”, are fully consolidated.

Companies owned by at least 20% of the voting interest, or less if the significant influence is evidenced, are consolidated under the equity method. The significant influence may be evidenced by the representation at the Board of Directors or its equivalent; the involvement in the processes and procedures, notably in relation with dividend distribution; by significant transactions between the investor and the affiliate.

All significant intercompany balances and transactions are eliminated in consolidation.

The Company has no investment in any special purpose entities.

1.3

Corporate information

The accompanying Consolidated Financial Statements include ILOG S.A. in France and its wholly owned and fully consolidated subsidiaries located in Australia (ILOG Australia Pty Ltd), in China (ILOG Software Technology (Shanghai) Co. Ltd), in Germany (ILOG GmbH), in Japan (ILOG Co., Ltd), in Singapore (ILOG (Pte) Ltd), in Spain (ILOG S.A.), in the United Kingdom (ILOG Ltd) and in the United States (ILOG, Inc). They also include the following companies partially owned by ILOG S.A. France and consolidated under the equity method: 12.5% of the South Korean Company RTO, 35% of the Chinese Company Shangai FirstTech Co., Ltd (FirstTech), and 33.07% of the French Company Prima Solutions (Prima).

On April 11, 2007, ILOG completed the acquisition for $15.5 million (11.5 million euros) in cash of 100% of LogicTools’ stocks, developing and marketing software applications specialized in network design and inventory optimization. LogicTools activities have been merged and consolidated into ILOG’s since April 11, 2007.

1.4

Change in accounting principle

There was no change in accounting principle during the year ended June 30, 2008.

1.5

Foreign currency translation for transactions and foreign subsidiaries’ accounts

The Company presents its Consolidated Financial Statement in euro.

All assets and liabilities of subsidiaries with functional currencies other than the euro are translated into euro equivalents using the exchange rates in effect at the balance sheet date, with the exception of the shareholders’ equity accounts translated at historical exchange rates.

2007/2008 FORM 20-F | ILOG | F-9

Back to Contents

Income statements are translated using monthly average exchange rates.

Transactions denominated in foreign currencies are translated by the consolidated entities in their functional currencies using the exchange rate at the date of the transaction. Receivables and payables in foreign currencies are translated using the exchange rate at the balance sheet date. Foreign exchange gains and losses are recorded in the line “Foreign exchange gain (loss) and other” of the income statement.

A significant portion of the revenues and expenses of the Company is denominated in other currencies (U.S., Singaporean and Australian dollars, British pounds, en Chinese yuans and in Japanese yens). As a consequence, the operating result is impacted by foreign exchange rate fluctuations between the euro and the other currencies in which revenues and expenses are denominated.

1.6

Revenue recognition

Accounting principles related to revenue recognition are essential due to the complexity of sales transactions. Revenue recognition also determines the timing of certain expenses, such as incentive compensations. ILOG follows specific and detailed principles regarding the determination of the revenues.

The Company’s revenue derives from three primary sources: software license fees, maintenance and professional service fees, including consulting and training services.

In accordance with IAS 18, the Company elected to apply certain options that made this accounting principle compatible with U.S. GAAP accounting principles as defined by Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, issued by the American Institute of Certified Public Accountants (“AICPA”), and with its amendments, in particular SOP 98-9 “Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions”. These principles are applied by ILOG as they are specific to the software industry.

The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the evidence of an arrangement has been received, the product is delivered, the risk and rewards relating to the use of the licensed are transferred to the buyer, the fee is fixed or determinable, the cost incurred and to incur as a result of the transaction can be reliably evaluated, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

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

2007/2008 FORM 20-F | ILOG | F-10

Back to Contents

In bundled software arrangements that include rights to multiple software products and/or services, the Company recognizes revenues using the residual method as prescribed by the Statement of Position 97-2. Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance contracts is based on renewal rates as determined by the prices paid by the Company’s customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and professional services is based upon daily rates as determined by the prices paid by the Company’s customers when these services are sold separately.

Withholding taxes, which may be applicable in some tax jurisdictions, to sales transactions are recorded as a reduction of corresponding recognized revenues.

1.7

Sales returns

The Company’s customers generally do not have the right to return product for credit or refund. The Company has not experienced any significant sales returns to date.

1.8

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

Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on its balance sheet as of June 30, 2008 and 2007.

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

1.9

Shipment and handling

Shipping and handling costs related to license fees are included in cost of license fees. Shipping and handling costs related to maintenance releases are included in cost of maintenance.

1.10

Share-based payment

In accordance with standard IFRS 2 “Share-based payment”, the Company records expenses for equity-settled transactions with employees and directors by recording a credit in the shareholders’ equity. These transactions relate to the Company’s stock option plans, warrants and free share plans.

In accordance with standard IFRS 1, only the equity-settled transactions after November 7, 2002 for which the rights were not fully vested as of January 1, 2005 were taken into accounts.

The Company uses the binomial model to estimate the fair value of its options and warrants.

The fair value of the granted instruments is calculated at the date of the grant (date of the approval by the Board of Directors). The corresponding expense is recognized over the vesting period of such instruments. The fair value is determined using inputs as the exercise price, the expected volatility of the stock price (based on historical volatility), expected dividends, risk-free interest rate and expected life of the instruments.

2007/2008 FORM 20-F | ILOG | F-11

Back to Contents

Depending on assumptions for employees’ turnover, the Company estimates the number of options that will become exercisable in order to only record expenses for the options that are expected to be exercised. Every quarter, this number of options is modified in order to reflect the revision of the estimation and the number of options finally vested. The expense is then revised accordingly.

The expense is recorded as cost of revenues or as operational expenses depending on the department of the beneficiaries by the credit of paid-in capital.

1.11

Financial income and expenses, Foreign exchange gain (loss)

Financial expenses mainly include financial interests and interest costs relating to the retirement indemnities obligations. Financial income are comprised of financial interests received on cash and cash equivalents and the derecognition of the discount recorded on the long term portion of the research tax credit.

Exchange gain (loss) also includes the changes in fair value of the derivatives instruments (See Note 1.20) and of the ineffective portion of the derivative instruments used for cash flow hedges. When hedged assets or liabilities are settled, changes in fair value of the corresponding derivatives are recognized through income under the “foreign exchange gain (loss) and other” for the effective portion.

1.12

Income taxes

Income taxes included in the determination of the net income of the period is the sum of current and deferred income taxes. Income taxes are usually recorded in the income statements except for the tax effect of the elements directly recorded in shareholders’ equity.

The Company is subject to income taxes in France, the United States, and in some other foreign jurisdictions. Estimates largely contribute to the calculation of the provisions for income taxes. The effective tax rate on future income might be affected by changes in local tax regulations, or the Company’s ability to generate taxable income in foreign jurisdictions in order to use operating loss carryforwards, and by the assessment of the realization of its deferred tax assets.

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are recorded only if it is likely that tax benefits will flow to the Company. They are written-down if their recoverability is no longer probable. Deferred tax assets and liabilities are offset if they occur in the same tax jurisdiction, and are of the same nature.

In some countries where the Company generates revenues but has no tax presence, the revenues may be received net of a withholding tax due in these countries. In accordance with standards IAS 1 and IAS 18, the transaction is presented net of the expenses incurred in the same transaction when this presentation corresponds to the nature of the transaction or the event. Accordingly, withholding taxes are recorded as a deduction of the revenues.

The Company elected to present the research tax credit as a deduction of its research and development expenses.

1.13

Earnings per share

The Company computes basic and diluted earnings per share, being the earnings per share, respectively, without or with the dilutive effect of stock options and warrants.

Basic earning per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period.

Diluted net income per share is computed by dividing net income by the weighted average number of common shares and dilutive equivalent shares outstanding during the period.

Dilutive equivalent shares are all stock options and warrants, which exercise price is below the average stock price of the period, and are taken into accounts as if they were exercised. They are valued according to the purchase method at the average stock price of the period. According to IAS 33 “earnings per share”, the amount corresponding to the issuance price of the dilutive equivalent shares includes the fair value of the services to be rendered as a result of stock options and warrants grants.

2007/2008 FORM 20-F | ILOG | F-12

Back to Contents

1.14

Research and development expenses, grants and research tax credit

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

Non conditional grants are recorded as a reduction of research and development expenses in the periods when the projects are undertaken, when the related expenses have been incurred and when there is a reasonable assurance that these grants will be received.

Following the introduction of the new French tax regulation for the determination of the research tax credit, the Company is now able to reliably estimate, for the purpose of its annual financial statements close, the research tax credit as of June 30, 2008. As a consequence and for the first time, the Company recorded as of June 30, 2008, a research tax credit of 1.3 million of euros for the first six months of calendar year 2008, in addition to the research tax credit of 1.2 million of euros related to calendar year 2007. Research tax credits have been recorded at net present value. Development expenses that could be potentially capitalized in accordance with IAS 38 “Intangible Assets” are not significant and are recorded as expenses when incurred. The period between achievement of technological feasibility and the general release of the Company’s products has been of short duration.

For the years ended June 30, 2008 and 2007, research and development costs net of research tax credits and grants amounted to 26,317 and 26,632 thousand euros, respectively.

For the years ended June 30, 2008 and 2007, non conditional grants amounted to 418 and 239 thousand euros, respectively. Research tax credits (before discounting effect) amounted to 3,001 and 1,213 thousand euros, for the years ended June 30, 2008 and 2007, respectively. The discounting effect for the year ended June 30, 2008 represented 489 thousand euros reducing the impact of the research tax credits recorded as research and development expenses for the year to 2,512 thousand euros. The net discounting effect of the long-term portion of the research tax credit, including the modificatiin of the rate from 4% to 4.8%, amounted to a financial charge of 35 thousand euros.

1.15

Advertising expenses

Advertising costs are expensed as incurred. Advertising expenses totaled 3.8 million euros and 4.0 million euros for the years ended June 30, 2008 and 2007, respectively.

1.16

Goodwill

Business combinations are recorded according to the acquisition method.

Assets and liabilities of the acquired entities that meet the identification criteria are recorded in the consolidated balance sheet at the acquisition date, separately from the goodwill. Goodwill represents the excess of purchase price, transaction costs included, over the fair value of identifiable net assets of the acquired businesses, and is allocated within a maximum 12-month period from the acquisition date.

Goodwill is recorded in the currency of the acquired entity. Goodwill is not amortized but tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable.

The impairment test is performed for the Cash Generating Unit (“CGU”) to which the goodwill was allocated, in accordance with IAS 36, by comparing the recoverable value and the carrying value of the CGU. A CGU is a smallest group of identifiable assets generating cash inflows totally independent from inflows from other assets or group of assets.

The Company operates on a multinational basis and is focused on its only market segment: activity of sale of software components and associated services. Impairment testing of goodwills was therefore performed at the level of the Company taken as a whole.

2007/2008 FORM 20-F | ILOG | F-13

Back to Contents

The determination of the recoverable amount of CGU is based on the market value of the Company (market capitalization). If the value then obtained was lower than the carrying value of the assets and liabilities associated to the CGU, the Company would then record an impairment loss.

In accordance with IAS 28, goodwill resulting from equity investments in RTO, FirstTech and Prima Solutions are classified in the balance sheet in the same line as the equity investments.

For equity investments, the impairment test is performed for each investment, including the related goodwill, by comparing the recoverable amount, portion of the discounted future cash flows expected from the business, to its carrying amount.

1.17

Intangibles assets

Intangible assets are measured at cost less accumulated depreciations and write-downs from potential impairment losses. They primarily consist of purchased software, customer lists and patents, sometimes acquired in the context of business combinations and identified separately from goodwill.

Intangible assets have finite useful life expectancy. Amortization of intangible assets is calculated using the straight-line method over the shorter of the contractual or estimated useful life of the assets (generally 3 to 6 years).

An impairment test of the intangible assets is performed whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Useful lives of the assets are reviewed every year. Depreciation expenses are recorded under “General and administrative” in the income statement.

There are no securities, no contractual engagements and no restrictions on intangible assets.

1.18

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and write-downs from potential impairment losses. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment and purchased software	1-3 years
Furniture and other equipment	4-8 years
Leasehold improvements	10 years, or lease term if less

A lease is classified at the inception of the lease as a capital lease if it transfers substantially all the risks and rewards incident to ownership. The following principles are applied in the financial statements:

•

an asset and a liability are recorded at the lower of the fair value of the asset and the present value of the minimum lease payments;

•

capital lease payments are apportioned between the finance charge and the reduction of the outstanding liability (the finance charge is allocated so as to produce a constant periodic rate of interest on the remaining balance of the liability);

•

Interest expenses are recorded in the Statement of Income;

•

the depreciation policy for assets held under capital leases is consistent with that for owned assets. If there is no reasonable certainty that the lessee will obtain ownership at the end of the lease – the asset should be depreciated over the shorter of the lease term or the life of the asset;

•

when a lease contract does not substantially transfer all the risks and rewards, it is qualified as operating lease and related payments are recognized as an expense in the income statement over the lease term on a straight-line basis.

Capital lease mainly relate to computer equipment and vehicles.

There are no securities, no contractual engagements and no restrictions on tangible assets.

2007/2008 FORM 20-F | ILOG | F-14

Back to Contents

1.19

Impairment of long-lived assets

The Company tests the carrying value of its long-lived assets, including property and equipment, intangible assets and equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to its fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset or group of assets, when quoted market prices are not available for the long-lived assets. If the fair value of the asset or group of assets is lower than the carrying amount, the asset or group of assets is impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Estimated future cash flows are based on assumptions and are subject to risks and uncertainties.

1.20

Financial instruments

The Company has a hedging strategy to limit its exposure to foreign exchange rate fluctuations on transactions denominated in foreign currencies. The Company enters into foreign exchange derivative financial instruments to cover future cash flows between the Company and its subsidiaries denominated in currencies other than the euro, like the U.S. dollar, the British Pound, the Japanese Yen and the Singaporean dollar.

The Company holds derivatives instruments only for the purpose of hedging and in order to reduce its exposure to foreign currency risks on firm or highly probable commitments. Derivatives used by the Company relate to intercompany cash flows, mostly royalties paid by the subsidiaries in local currencies to the parent Company ILOG S.A., which royalties are due on the basis of revenues earned by these subsidiaries with third parties. Forward sell/buy and option contracts are used to hedge the exposure to foreign currency rate risks.

IAS 39 permits hedge accounting under certain circumstances provided that the hedging relationship is:

•

formally designated and documented, including the entity’s risk management objective and strategy for undertaking the hedge, identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the entity will assess the hedging instrument’s effectiveness; and

•

expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk as designated and documented, and effectiveness can be reliably measured on a prospective basis, and on a retrospective basis where actual results are within a range of 80% to 125%.

Hedging Instruments are recognized in the Balance Sheet at their market values at the valuation date in a specific line “Derivative financial instruments”. The market value is determined by reference to the market data and according to valuation model commonly used; for complex hedging instruments, the market value is rated by independent financial institutions.

Hedging Instruments are accounted for as follows:

•

fair value hedge: the gain or loss from the change in fair value of the hedging instrument is recognized immediately in profit or loss. At the same time the carrying amount of the hedged item is adjusted for the corresponding gain or loss with respect to the hedged risk, which is also recognized immediately in net profit or loss;

•

cash flow hedge: the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and recycled to the income statement when the hedged cash transaction affects profit or loss.

For all option contracts hedge, time value is always accounted for as non effective, directly in income statement.

1.21

Accounts receivable, other receivables and other long-term assets

Accounts receivables are measured at nominal value net of allowances for doubtful accounts and credit notes. These estimates are based on our bad debt write-off history, analysis of credit notes issued, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other information brought to the Company’s attention.

2007/2008 FORM 20-F | ILOG | F-15

Back to Contents

1.22

Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of the acquisition to be cash equivalents. They can be rapidly converted in a known amount of cash, and present a negligible risk to change in value. Cash equivalents are measures at market value at end of periods.

Investments known as monetary Société d’Investissement à Capital Variable (“SICAVs”) and Fonds Commun de Placement (“FCP”) are marketable securities with low sensitivity to interest rate risk corresponding to a maturity of less than three month, a twelve-month historical volatility close to zero, and no risk on the nominal value. They are recorded as cash equivalent. Changes in value and interests on cash equivalents are recorded under Financial interest income and expenses of the income statement.

1.23

Treasury stocks

Treasury stock purchases are accounted for at cost, as a reduction of shareholders’ equity. In case of a sale, the gain or the loss is accounted for using the first in first out method.

Gains/losses on the sale of treasury shares, net of taxes, are recorded directly to shareholders’ equity.

1.24

Provisions for other liabilities

The Company recognizes a provision if a present obligation (legal, contractual, constructive or inherent) has arisen as a result of a past event, will result in an outflow of resources and the amount can be estimated reliably. If there is a significant time value: measurements are discounted to present value using a discount rate that reflects the risks specific to the liability.

When provisions are discounted, the increase of amount due to the time effect is recorded as a financial expense.

1.25

Employee benefits

Employees benefit from retirement plans and other benefit plans financed through contributions paid by the Company and/or its employees to the different institutions in the corresponding country (defined contribution plan), and retirement indemnities in France paid as a lump amount when the employees retire (defined benefit plan).

For defined contribution plans, the Company and/or its employees pay contributions to private or state-owned insurance companies on a contractual basis. When these contributions are paid, the Company has no further commitment. These contributions are recorded as expenses.

The defined benefit plan pertains to the French legal retirement indemnities due to an employee at retirement. These indemnities are only due if the employees are still employed by the Company at retirement date.

According to IAS 19, the corresponding commitment is determined using the actuarial method of the projected credit units, stating that every service period gives rise to a unit for the right to the benefit, and is separately evaluated to compute the final commitment. Assumptions are used in the evaluation like discount rate, salary growth, retirement age, turnover, departure mode and mortality statistics.

The service cost is recorded as expenses, ratably, over the average remaining service period until the corresponding rights are acquired by the employee. If the right to the benefit is already acquired to the employee when the plan is modified, the corresponding service cost is immediately recorded as an expense.

Actuarial gains (losses) resulting from changes in discount rate assumptions or from a gap in experience are recognized, net of taxes, through shareholders’ equity, in accordance with the option granted by the amendment to IAS 19 approved starting July 1, 2006.

2007/2008 FORM 20-F | ILOG | F-16

Back to Contents

Note 2

Business combination

None during the year ended June 30, 2008.

Note 3

Goodwills

Changes in goodwill are as follows:

(in thousands of euros)	As of June 30, 2007	Additions	Retirements	Exchange rate differences	As of June 30, 2008
JLoox	758	-	-	(3)	755
LogicTools	7,250	-	-	(1,036)	6,214
TOTAL GOODWILL-NET	8,008	-	-	(1,039)	6,969

(in thousands of euros)	As of June 30, 2006	Additions	Retirements	Exchange rate differences	As of June 30, 2007
JLoox	755	-	-	3	758
LogicTools	-	7,230	-	20	7,250
TOTAL GOODWILL-NET	755	7,230	-	23	8,008

On July 2, 2004, ILOG completed the acquisition of the rights, intellectual property and other assets of the JLoox product line from eNGENUITY Technologies, Inc., a software company based in Montreal, Canada for 1.5 million euros. JLoox is used to develop advanced graphics and has been integrated into ILOG’s visualization products. Also, the marketing of all ILOG products was made possible vis-à-vis the installed base of Jloox.

This acquisition was recorded as a business combination and the excess of purchase price over the fair value of the identifiable assets was recorded as goodwill at the date of the acquisition for 755 thousand euros as of June 30, 2005. This goodwill represents the expected synergies between JLoox and ILOG. Identifiable assets consisted of intangible assets for 874 thousand euros, mainly comprised of software, customer lists, less debts in the amount of 155 thousand euros.

On April 11, 2007, ILOG completed the acquisition for 15.5 millions U.S. dollars (11.5 million euros) in cash of all LogicTools’ stocks, developing and marketing software applications specialized in network design and inventory optimization. LogicTools activities have been fully consolidated into ILOG’s since April 11, 2007.

2007/2008 FORM 20-F | ILOG | F-17

Back to Contents

The recorded goodwill corresponds to synergies expected from the LogicTools acquisition and is related to the expansion of the Company’s footprint in the Supply Chain Management market by adding new software applications to the Company’s catalog that can now be marketed outside the U.S. through the ILOG worldwide distribution channel. Goodwill was recorded as of the date of acquisition based upon a purchase price allocation, which was not modified since June 30, 2007 and can be detailed as follows:

Acquisition (in thousands of euros)	Purchase consideration		Fair value of intangibles	Deferred tax liability	Other net assets acquired	Goodwill
	Purchase price	Acquisition fees
LogicTools	11,160	369	4,698	(1,733)	1,333	7,230

Fair Value and estimated useful life of the intangible assets identified during the purchase price allocation are as follows:

(in thousands of euros)	Fair value	Estimated Useful Life
Tradename	696	6 years
Technology	2,281	5 years
Customer lists	1,657	6 years
Covenant not to compete	64	3 years
Total amortizable intangible assets acquired	4,698

The Company completed its annual impairment tests at March 31, 2008 and concluded that there was no impairment. No subsequent events or changes in circumstances occurred since June 30, 2008 that caused the Company to perform additional impairment tests.

Note 4

Intangible Assets

Changes in intangible assets are as follows:

(in thousands of euros)	As of June 30, 2007	Additions	Business combination	Retirements	Exchange rate differences	As of June 30, 2008
Intangible assets net
Tradename and licenses	5,347	679	-	(610)	(1,165)	4,251
Software	8,605	236	-	(282)	(540)	8,019
Intangible assets gross value	13,952	915	-	(892)	(1,705)	12,270
Tradename and licenses amortization	(2,500)	(1,005)	-	610	176	(2,719)
Software amortization	(5,140)	(453)	-	275	491	(4,827)
Cumulated amortization	(7,640)	(1,458)	-	885	667	(7,546)
Intangible assets net	6,312	(543)	-	(7)	(1,038)	4,724

2007/2008 FORM 20-F | ILOG | F-18

Back to Contents

(in thousands of euros)	As of June 30, 2006	Additions	Business combination	Retirements	Exchange rate differences	As of June 30, 2007
Intangible assets net
Tradename and licenses	3,008	-	2,417	-	(78)	5,347
Software	6,133	437	2,281	(11)	(235)	8,605
Intangible assets gross value	9,141	437	4,698	(11)	(313)	13,952
Tradename and licenses amortization	(1,938)	(409)	-	(196)	43	(2,500)
Software amortization	(4,950)	(388)	-	-	198	(5,140)
Cumulated amortization	(6,888)	(797)	-	(196)	241	(7,640)
Intangible assets net	2,253	(360)	4,698	(207)	(72)	6,312

In September 2005, ILOG paid 500 thousand euros in cash to Soft Computing to enter into an exclusive distribution partnership to promote and market ILOG BRMS products.

The following table is a list of ILOG’s intangible assets:

	Year Ended June 30,
(in thousands of euros)	2008	2007
Intangible assets:
Soft Computing patent	225	325
Patent and customer relationships JLoox	94	175
RTO patent	66	154
Software	901	1,184
Tradename – LogicTools	551	664
Software technology – LogicTools	1,732	2,159
Customer relationships – LogicTools	1,122	1,593
Covenant not to compete – LogicTools	33	59
Intangible assets net	4,724	6,312

2007/2008 FORM 20-F | ILOG | F-19

Back to Contents

Note 5

Property and Equipment, net

Changes in property and equipment are as follows:

(in thousands of euros)	As of June 30, 2007	Additions	Retirements	Exchange rate differences	As of June 30, 2008
Gross carrying amounts:
Computer equipment	6,916	1,367	(1,494)	(255)	6,534
Furniture and other equipment	2,379	310	(211)	(131)	2,347
Leasehold improvements	3,775	257	(29)	(334)	3,669
Gross carrying amounts	13,070	1,934	(1,734)	(720)	12,550
Accumulated depreciation:
Computer equipment	(4,821)	(1,262)	1,455	140	(4,488)
Furniture and other equipment	(1,512)	(187)	185	65	(1,449)
Leasehold improvements	(846)	(352)	22	29	(1,147)
Accumulated depreciation	(7,179)	(1,801)	1,662	234	(7,084)
Property and equipment net	5,891	133	(72)	(486)	5,466

(in thousands of euros)	As of June 30, 2006	Additions	Retirements	Exchange rate differences	As of June 30, 2007
Gross carrying amounts:
Computer equipment	7,044	1,631	(1,596)	(163)	6,916
Furniture and other equipment	2,386	588	(537)	(58)	2,379
Leasehold improvements	1,583	2,656	(392)	(72)	3,775
Gross carrying amounts	11,013	4,875	(2,525)	(293)	13,070
Accumulated depreciation:
Computer equipment	(5,524)	(1,011)	1,580	134	(4,821)
Furniture and other equipment	(1,961)	(130)	527	52	(1,512)
Leasehold improvements	(1,107)	(184)	413	32	(846)
Accumulated depreciation	(8,592)	(1,325)	2,520	218	(7,179)
Property and equipment net	2,421	3,550	(5)	(75)	5,891

Equipment purchased under capital leases is described in Note 7.

2007/2008 FORM 20-F | ILOG | F-20

Back to Contents

Note 6

Equity Investments

On October 25, 2004, ILOG acquired for 386 thousand euros (including 342 thousand euros of goodwill) 12.5% of the South Korean Company RTO Technologies Incorporation, which specializes in editing and selling software. ILOG signed a reseller agreement for the software developed by RTO. ILOG has a seat on RTO’s Board. This investment is accounted for under the equity method.

On October 26, 2006, ILOG acquired 35% of the capital and voting rights of the Chinese Company Shanghai FirstTech Co., Ltd. (FirstTech). This investment, including acquisition fees, amounts to 1.5 million of euros. FirstTech specializes in the development and marketing of software solutions for the steel industry and insurance sectors and has been ILOG’s partner in the Chinese market since 2004. FirstTech is consolidated under the equity method.

On November 20, 2006, ILOG also acquired 33% of the capital and voting rights of Prima Solutions (Prima), a Paris based supplier of software platforms for the insurance sector. This investment, including acquisition fees, amounts to 3.4 million euros, and is intended to reinforce the partnership between the two companies, and to sustain a stronger penetration of ILOG’s business rule management systems on the insurance market. This investment is consolidated under the equity method.

The value of equity investments, as recorded in the balance sheet, can be analyzed as follows:

(in thousands of euros)	June 30, 2008
Total purchase price	5,112
Total acquisition costs	139
Cumulative share in equity investment	(286)
EQUITY INVESTMENT-NET	4,965

Details of such equity investments are:

Acquisition (In thousands of euros)	Purchase consideration		Net assets at acquisition date	Goodwill	Net assets at June 30, 2008	Share in equity investment Net income	Cumulative Share in Equity at June 30, 2008	Total Revenues 2007/ 2008	Net Income 2007/ 2008	Dividends received by ILOG S.A.
	Purchase price	Acquisition fees
Prima Solutions	3,251	119	(515)	3,885	(607)	115	(92)	4,120	349	-
First Technologies	1,475	20	208	1,287	21	(126)	(150)	1,182	(369)	-
RTO	386	-	44	342	23	(25)	(44)	210	(152)	-
TOTAL EQUITY INVESTMENTS	5,112	139	(263)	5,514	(563)	(36)	(286)

On March 31, 2008, the Company completed an impairment test of its equity investments comparing carrying values to recoverable amounts represented by ILOG’s share in total estimated discounted cash flows expected to be generated by the business. At March 31, 2008, the carrying amounts of its equity investments are less than recoverable amounts.

2007/2008 FORM 20-F | ILOG | F-21

Back to Contents

Recoverable amounts are calculated using projected cash flows estimated over a five year period, prepared by the Company’s management based on financial data transmitted by its equity investments companies and economical data for their specific industries. Key assumptions used for these impairment tests at March 31, 2008 are similar to those used for the year ended June 30, 2007, and includes in particular:

•

a pre-tax discount rate of 16%;

•

an average long-term growth rate used to extrapolate the cash flows over five years of 3%.

Key assumptions used for the impairment tests are in line with business outlook and risks and rewards observed for the insurance, semi-conductor and other industries, which are shared by ILOG with its equity investment companies. The Company believes that no reasonably possible change in any of the key assumptions would cause material changes to their recoverable amounts.

Note 7

Capital Lease Obligations

Changes in assets under capital lease contract are as follows:

(in thousands of euros)	As of June 30, 2007	Additions	Retirements	As of June 30, 2008
Capital Lease – Gross amount
Computer equipment	2,181	-	-	2,181
Total capital Lease – Gross amount	2,181	-	-	2,181
Accumulated depreciation:
Computer equipment	(1,997)	(164)	-	(2,161)
Total accumulated depreciation	(1,997)	(164)	-	(2,161)
Capital Lease Net	184	(164)	-	20

(in thousands of euros)	As of June 30, 2006	Additions	Retirements	As of June 30, 2007
Capital Lease – Gross amount
Computer equipment	2,181	-	-	2,181
Total capital Lease – Gross amount	2,181	-	-	2,181
Accumulated depreciation:
Computer equipment	(1,714)	(283)	-	(1,997)
Total accumulated depreciation	(1,714)	(283)	-	(1,997)
Capital Lease Net	467	(283)	-	184

2007/2008 FORM 20-F | ILOG | F-22

Back to Contents

Future minimum lease payments under capital lease obligations due for the years ended June 30, 2008 and June 30, 2007 are as follows:

	Year Ended June 30,
(in thousands of euros)	2008	2007
2008	-	155
2009	12	12
2010	-	-
2011	-	-
Minimum lease payments	12	167
Less discount effect	-	2
Present value of future minimum lease payments	12	165

Note 8

Other Receivables and Long-Term Assets

Other receivables and long-term assets include:

	Year Ended June 30,
(in thousands of euros)	2008	2007
Research tax credit – long-term portion	3,604	1,600
Loans	717	-
Security deposit	554	552
Other	10	-
TOTAL OTHER LONG-TERM ASSETS	4,885	2,152
Research tax credit – short-term portion	1,910	1,429
Grants	409	1,292
Advances to suppliers	55	295
Tax receivables	426	496
Other receivables	611	942
TOTAL OTHER RECEIVABLES	3,411	4,454

2007/2008 FORM 20-F | ILOG | F-23

Back to Contents

As part of the purchase agreement of the Prima’s shares in November 2006, ILOG agreed to grant a loan up to 1.1 million of euros at an interest rate of 4.5% and repayable over two years. As of June 30, 2008, a total amount of 700 thousand euros was lent to Prima in accordance with the terms of this loan, in two payments, one for 400 thousand euros on November 30, 2007 and another for 300 thousand euros on January 3, 2008.

Research tax credits relate to certain research costs incurred in France that give rise to a tax relief. The total research tax credit receivable at the end of June 30, 2008 and 2007 amounted to 5.5 million euros and 3.0 million euros, respectively. Such credits can be applied against current income tax liabilities due in France for a period of three years, or are refunded by the tax authority three years after being filed in a tax return if the Company is in a tax loss situation. This increase results from new tax regulations regarding the determination of the research tax credit in France. The Company is now able to reliably estimate the research tax credit as of June 30, 2008. For the first time, the Company recorded as of June 30, 2008 a research tax credit of 1.3 million of euros for the first six month of calendar year 2008, in addition to the research tax credit of 1.2 million of euros for calendar year 2007.

No research tax credit receivables have been used in fiscal years 2008 and 2007 as ILOG S.A. was in a tax loss situation. The long term portion of research tax credit was discounted.

Grants receivable are non conditional grants to be received from the French Government and Europe to finance in particular research activities of the Company.

Note 9

Financial Instruments and Management of Market Risks

9.1

Presentation of Financial Instruments in the balance sheet

Financial assets and liabilities as recorded in the balance sheet can be analyzed as follows in accordance with IAS 39. In addition to the accounting principles described in Note 1, it should be noted that fair value can be considered as close to market value, being defined as the price that a informed and independent third party would be ready to pay or receive for the related asset or liability.

2007/2008 FORM 20-F | ILOG | F-24

Back to Contents

As of June 30, 2008

(in thousands of euros)	Year ended June 30, 2008
	Note	Carrying amount	Fair Value	Loans and receivables	Assets available for sales	Derivative financial instrument	Changes in fair value through net income	Amortized cost	Other and non cash operations
Assets:
Other long-term assets	8	4,885	4,885	4,885	-	-	-	-	-
Accounts receivable	10	26,237	26,237	26,237	-	-	-	-	-
Other receivables	8	3,411	3,411	3,356	-	-	-	-	55
Derivative financial instrument-asset	9	536	536	-	-	536	-	-	-
Cash and cash equivalents	11	47,114	47,114	-	-	-	47,114	-	-
TOTAL		82,183	82,183	34,478	-	536	47,114	-	55
Liabilities:
Long-term portion of capital lease obligations	13	-	-	-	-	-	-	-	-
Accounts payable		7,003	7,003	-	-	-	-	7,003	-
Accrued compensation and tax payable		11,639	11,639	-	-	-	-	11,639	-
Value-added tax payable		1,462	1,462	-	-	-	-	1,462	-
Current portion of capital lease obligations	13	12	12	-	-	-	-	12	-
Derivative financial instrument-liability	9	27	27	-	-	27	-	-	-
TOTAL		20,143	20,143	-	-	27	-	20,116	-

2007/2008 FORM 20-F | ILOG | F-25

Back to Contents

As of June 30, 2007

(in thousands of euros)	Year ended June 30, 2007
	Note	Carrying amount	Fair Value	Loans and receivables	Assets available for sales	Derivative financial instrument	Changes in fair value through net income	Amortized cost	Other and non cash operations
Assets:
Other long-term assets	8	2,152	2,152	2,152	-	-	-	-	-
Accounts receivable	10	33,239	33,239	33,239	-	-	-	-	-
Other receivables	8	4,454	4,454	4,159	-	-	-	-	295
Derivative financial instrument-asset	9	99	99	-	-	99	-	-	-
Cash and cash equivalents	11	40,781	40,781	-	-	-	40,781	-	-
TOTAL		80,725	80,725	39,550	-	99	40,781	-	295
Liabilities:
Long-term portion of capital lease obligations	13	12	12	-	-	-	-	12	-
Accounts payable		7,199	7,199	-	-	-	-	7,199	-
Accrued compensation and tax payable		11,839	11,839	-	-	-	-	11,839	-
Value-added tax payable		1,810	1,810	-	-	-	-	1,810	-
Current portion of capital lease obligations	13	153	153	-	-	-	-	153	-
Derivative financial instrument-liability	9	7	7	-	-	7	-	-	-
TOTAL		21,020	21,020	-	-	7	-	21,013	-

2007/2008 FORM 20-F | ILOG | F-26

Back to Contents

9.2

Interest rate risk

The Company has negligible debt, exclusively comprised of expiring capital lease obligations (See Note 7 and 13).

Financial assets of the Company are classified as cash equivalents and mainly include money market mutual funds, which do no bear significant risk of change in nominal value in case of changes in interest rate. They can be converted in cash at any time (See Note 11).

9.3

Foreign exchange rate risk

The Company operates on a multinational basis and a significant portion of its business is conducted in currencies other than the euro, its reporting currency. The Company enters into foreign exchange derivative financial instruments to reduce its foreign exchange rate risk on anticipated cash flows from transactions, between the parent Company and its subsidiaries, denominated in currencies other than the euro. This hedging activity is implemented and managed by headquarters.

The Company holds derivative financial instruments exclusively for the purpose of reducing its foreign exchange exposure on transactions with its subsidiaries in currencies other than the euro. These financial derivative instruments are forward sale and option contracts.

Financial derivative instruments for the years ending June 30, 2008 and 2007 were as follows:

(in thousands of euros)	Year Ended June 30, 2008
	Notional Amount	Derivative financial instrument – assets	Derivative financial instrument – liabilities	Charge to cost and expenses	Revaluation reserve
Fair value hedges of intercos receivables invoiced in local currency
Forward contracts selling US dollars against euros	-	-	-	-
Options contracts selling US dollars against euros	-	-	-	-
Forward contracts selling other currencies against euros	345	3	-	3
TOTAL	345	3	-	3
Cash flow hedges of intercos royalties to be invoiced
Forward contracts selling US dollars against euros	5,120	402	-	10	391
Options contracts selling US dollars against euros	3,711	121	27	5	90
Forward contracts selling other currencies against euros	210	10	-	4	6
Total	9,041	533	27	19	487
TOTAL	9,386	536	27	22	487
Options contracts buying US dollars against euros	3,711
Options contracts selling US dollars against euros	2,093

2007/2008 FORM 20-F | ILOG | F-27

Back to Contents

(in thousands of euros)	Year Ended June 30, 2007
	Notional Amount	Derivative financial instrument – assets	Derivative financial instrument – liabilities	Charge to cost and expenses	Revaluation reserve
Fair value hedges of intercos receivables invoiced in local currency
Forward contracts selling US dollars against euros	2,143	74	-	74
Options contracts selling US dollars against euros	-	-	-	-
Forward contracts selling other currencies against euros	267	10	-	10
TOTAL	2,410	84	-	84
Cash flow hedges of intercos royalties to be invoiced
Forward contracts selling US dollars against euros	1,740	2	-	(2)	4
Options contracts selling US dollars against euros	1,666	7	(7)	(1)	-
Forward contracts selling other currencies against euros	64	6	-	1	5
Total	3,470	15	(7)	(2)	9
TOTAL	5,880	99	(7)	82	9

These derivative instruments have a maturity date of less than twelve months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major French banks and financial institutions. Those instruments are 100% effective in terms of hedging.

Fair values of derivative instruments are recorded in separate lines of the balance sheet “Derivative financial instrument-asset” and “Derivative financial instrument-liability” as current assets and liabilities as a result of their short-term maturities.

The Company does not use derivative financial instruments for speculative purposes.

As of June 30, 2008, intercompany receivables amounted to 412 thousand euros denominated in U.S. dollars and to 1,378 thousand euros denominated in other currencies (Singaporean and Australian dollars, British Pounds, en Chinese yuans and in Japanese yens). Taking into accounts hedges mentioned above relating to foreign currencies other than the U.S. dollar, net position not covered as of June 30, 2008 amounted to 1,033 thousand euros.

As of June 30, 2008, cash flow hedges for future intercos transactions mainly relate to the U.S. dollar. Total commitment is hedged through forward sale contracts for an amount of 8,071 thousand U.S. dollars, and through call options for an amount of 5,850 thousands U.S. dollars of which 3,300 thousands U.S. dollars are hedged in conjunction with symetrical put options. These cash flow hedges are therefore relating to futures transactions for a maximum amount of 14 million U.S. dollars. The Company assessed that total intercos transactions to hedge for the coming year to end June 30, 2009 amounts to 17 millions U.S. dollars.

Unrecognized gains recorded as reevaluation reserves at June 30, 2007 for an amount of 9 thousand euros were recognized in the Income Statement for the year ended June 30, 2008 when underlined transactions to the corresponding hedges were settled because these hedges had a maturity of less than 12 months. Cash Flow hedges as of June 30, 2008 have a maturity of less than 12 months.

2007/2008 FORM 20-F | ILOG | F-28

Back to Contents

9.4

Liquidity risk

The Company’s cash and cash equivalents are invested in short-term liquid investments and far exceed its debt commitments, which are primarily composed of capital leases. Consequently, the Company does not present any significant liquidity risk.

9.5

Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents, and accounts receivable.

The Company limits exposure to credit risk through maintaining its cash and cash equivalents in short-term low-risk investments. Cash and cash equivalents are primarily held in euros and primarily among two major French banks: Calyon and Société Générale.

The Company sells its products to customers in a variety of industries in Europe, North America and Asia Pacific. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. These losses and net exposure remained in the limits anticipated by the Company’s management for the year ended June 30, 2008. The Company believes that there is no major concentration of credit risk. Collateral is generally not required. During the year ended June 30, 2008, IBM and SAP A.G. were the two biggest customers with 2.6% and 2.3% of total revenues, respectively. During the year ended June 30, 2007 and 2006, SAP A.G. was the biggest customer with 3% and 3.3% of total revenues, respectively. During these three years, the next four biggest customers represented 7.3%, 6.4% and 6.5% of total revenues, and the next five biggest customers represented 4.1%, 4.7% and 4.8%.

Note 10

Accounts Receivable

Accounts receivable include amounts due by related parties amounting to 147 thousand euros (See Note 21). They do not bear interests and are general payable from 30 to 90 days.

As of June 30, 2008, accounts receivables amounting to 389 thousand euros were fully written down. The Company reviews on a regular basis its accounts receivable portfolio in order to identify balances that present risks of non recoverability because of litigations with customers, deterioration of their financial situation or significant late payments.

2007/2008 FORM 20-F | ILOG | F-29

Back to Contents

The change in the allowance for doubtful accounts is detailed as follows:

(in thousands of euros)	Allowance for doubtful accounts
As of June 30, 2006	377
Current year allowance	498
Allowance used (loss on irrecoverable doubtful account)	(31)
Translation adjustment	(8)
As of June 30, 2007	836
Current year allowance	141
Allowance used (loss on irrecoverable doubtful account)	(414)
Reversal of non used allowance	(126)
Translation adjustment	(48)
As of June 30, 2008	389

As of June 30, the ageing analysis of accounts receivable is as follows:

	Total	Not yet due and not written down	Due and not written down
			<30 days	30 – 60 days	60 – 90 days	90 – 120 days	>120 days
As of June 30, 2008	26,626	18,258	4,862	2,539	391	178	398
As of June 30, 2007	34,075	16,350	14,020	1,599	1,413	113	579

2007/2008 FORM 20-F | ILOG | F-30

Back to Contents

Note 11

Cash and Cash Equivalents

Cash and cash equivalents consist of the following elements:

	Year Ended June 30,
(in thousands of euros)	2008	2007
Cash held at bank	17,376	10,308
Marketable securities (SICAVs and FCP)	155	6,480
Certificate of deposits	12,202	3,225
Commercial papers (Bons du trésor)	3,535	13,237
Commercial papers (Billets de trésorerie)	13,846	7,531
Cash equivalents	29,738	30,473
Total cash and cash equivalents	47,114	40,781

Cash and cash equivalents include 281 thousand euros as restricted cash, as guarantees for leases.

Financial interest income recorded in the income statement is mainly comprised of financial interests on cash and cash equivalents.

Note 12

Shareholder’s Equity

At June 30, 2008 and 2007, the issued share capital of the Company consisted of 19,208,848 and 19,062,464 authorized shares, respectively, with a nominal value of 1 euro.

The Company manages its shareholder’s equity in the context of a balanced financial strategy, with the objective to ensure an access to the capital markets to invest in value creating projects, and increase the return on equity and earnings per share. No change in the management of shareholders’ equity took place during the years ended June 30, 2008 and 2007.

12.1

Revaluation reserve

The Company holds derivatives in order to hedge its exposure to foreign currency fluctuations on future cash flows. These derivatives are recorded in the balance sheet at their fair value. If these derivatives are classified as cash flow hedges, variations of the effective portion of their fair values are recorded as revaluation reserve in shareholders’ equity. The ineffective portion of these derivatives is recorded in the income statement under “foreign exchange gain (loss) and other”. When the underlying transactions to the derivatives are settled, unrecognized gains (losses) related to these instruments are recorded in the income statement for their effective portion under “foreign exchange gain (loss) and other”.

2007/2008 FORM 20-F | ILOG | F-31

Back to Contents

12.2

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

12.3

Dividends

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. The retained earnings for statutory purposes totaled approximately 14,893 thousand euros at June 30, 2008 before allocation by shareholders of current statutory earnings of 294 thousand euros for the year ended June 30, 2008. Dividend distributions, if any, will be made in euros.

12.4

Treasury stock

The Shareholders’ meeting of November 29, 2007 authorized a new repurchase program which was published on the Company website. Under the current repurchase program, treasury stock may be either used in connection with an acquisition, or to provide shares for distribution to the Company’s employees, or to reduce the Company’s share capital by cancellation of such shares, or to improve the liquidity of the Shares’ market. With respect to this last use of the program, effective April 10, 2006 until December 31, 2008, ILOG mandated Oddo Corporate Finance to implement a liquidity contract concerning its ordinary shares with tacit renewal for subsequent 12-month periods. The contract complies with the Business Ethics Charter of the French Association of Investment Funds (AFEI), as approved by the French Autorité des Marchés Financiers (AMF) on March 22, 2005. This contract was terminated on September 5, 2008.

ILOG had allocated one million of euros to this liquidity contract. At June 30, 2008, the Company had repurchased 822,798 shares according to its repurchase program and liquidity contract, at an average price since the implementation of the programs in 2006 of 10.22 euros, and for a total purchase price of 8.4 million euros. At June 30, 2008, the Company had repurchased 739,909 shares directly on the market and 82,889 shares through the liquidity contract. These treasury shares are recorded at cost as a reduction of shareholders’ equity.

12.5

Options, warrants, free shares and employee stock purchase plans

Stock options

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

2007/2008 FORM 20-F | ILOG | F-32

Back to Contents

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

2007/2008 FORM 20-F | ILOG | F-33

Back to Contents

A summary of activity under the Stock Option Plans was as follows:

	Shares reserved for future grants (in thousands)	Options granted and outstanding (in thousands)	Weighted average exercise price (in euros)
Balances at June 30, 2005	951	5,083	15.25
Options granted	(35)	35	13.07
Options exercised	-	(495)	6.55
Options canceled	54	(54)	25.21
Plan termination	(180)	-	-
Balances at June 30, 2006	790	4,569	16.05
Options granted	(58)	58	9,59
Options exercised	-	(516)	5,68
Options canceled	-	(94)	19,86
Balances at June 30, 2007	732	4,017	17,20
Options authorized	1,000	-	-
Options granted	(206)	206	-
Options exercised	-	(138)	5.62
Options canceled	39	(438)	14.46
Plan termination	(29)	-	15.03
Balances at June 30, 2008	1,536	3,647	17.46

At June 30, 2008 and 2007, 3,423,252 and 3,874,696, respectively, of the outstanding options were exercisable at weighted average exercise prices of 18.04 euros and 17.45 euros respectively. Exercise prices for options outstanding as of June 30, 2008 were as follows:

	Stock options outstanding			Stock options exercisable
Ranges of exercise prices	Number of shares	Weighted average remaining contractual life	Weighted average exercise price	Number of shares	Weighted average exercise price
	(in thousands)		(in euros)	(in thousands)	(in euros)
0 to 5.15	7	4.1	2.95	7	2.95
5.16 to 10.30	2,159	2.7	7.79	1,947	7.73
10.31 to 15.45	471	5.3	11.22	459	11.17
15.46 to 36.05	41	2.6	25.02	41	25.02
36.06 to 41.20	757	2.3	39.21	757	39.21
46.35 to 51.50	212	2.0	51.18	212	51.18
	3,647	2.9	17.46	3,423	18.04

2007/2008 FORM 20-F | ILOG | F-34

Back to Contents

As of June 30, 2008, total compensation cost related to 223,753 unvested awards not yet recognized was 583 thousand euros, and was expected to be recognized over a weighted-average period of 1.5 years.

Warrants

Warrants have been granted to non-executive Directors and members of the former Technical Advisory Board. The warrants may be exercised anytime within five years of the date of grant.

A summary of warrant activity was as follows:

	Warrants granted and outstanding (in thousands)	Weighted average exercise price (in euros)
Balances at June 30, 2005	356	19.16
Warrants granted	56	12.37
Warrants exercised	(42)	8.78
Warrants canceled	(120)	37.27
Balances at June 30, 2006	250	10.69
Warrants granted	64	9.17
Warrants exercised	(4)	4.47
Warrants canceled	(64)	12.95
Balances at June 30, 2007	246	9.81
Warrants granted	64	8.07
Warrants exercised	(8)	4.47
Warrants canceled	(48)	8.02
Balances at June 30, 2008	254	9.88

At June 30, 2008, 2007 and 2006, outstanding warrants were exercisable at an average exercise price of 9.88 euros, 9.81 euros and 10.69 euros respectively.

At June 30, 2008, the average exercise price of warrants was as follows:

Ranges of exercise prices	Warrants outstanding
	Number of shares (in thousands)	Weighted average remaining contractual life	Weighted average exercise price (in euros)

5.16 to 10.30	158	3.1	8.89
10.31 to 15.45	96	1.4	11.50
	254	2.5	9.88

2007/2008 FORM 20-F | ILOG | F-35

Back to Contents

Free Shares

On November 29, 2005, ILOG’s shareholders, at an extraordinary meeting, authorized the Board of Directors to allow grants of new shares and/or existing shares representing up to 4% of the Company’s share capital, for free to employees and executives of the Company or its affiliates, excluding any executives or employees who own more than 10% of the Company’s share capital. The first vesting period will be reached at the end of the 24 month period, when 2/5th of the shares granted are vested. The grant will be definitive at the end of the vesting period, which will occur each month between the 24th month and the 60th month following the date of grant, with respect to 60th of the shares granted to each beneficiary. There will be a lock-up period of two years following the definitive grant of each share, with respect to such share.

Under such terms, on November 30, 2006, the Board, pursuant to the November 29, 2005 Shareholders’ authorization granted a total of 351,000 ILOG ordinary shares as free shares. During fiscal year 2008, the Board of Directors granted additional 53,000 ILOG ordinary shares as free shares.

Free shares activity was as follows:

	Free shares (in thousands)	Weighted average exercise price (in euros)
Balances at June 30, 2006	-	0.00
Shares granted	351	0.00
Shares canceled	(4)	0.00
Balances at June 30, 2007	347	0.00
Shares granted	53	0.00
Shares canceled	(42)	0.00
Balances at June 30, 2008	358	0.00

As of June 30, 2008 and 2007, none of the granted free shares are yet vested.

As of June 30, 2008, total compensation cost related to unvested free shares not yet recognized was 1,482 thousand euros, and was expected to be recognized over a weighted-average period of 1.58 year.

Employee Stock Purchase Plan

Under the provisions of the Company’s employee stock purchase plans, employees can purchase the Company’s stock at a specified price through payroll deductions or direct contributions during an offering period. In December 2003 the Company’s shareholders authorized the issuance of up to 1,000,000 shares to employees pursuant to the terms of these Plans. During the year ended June 30, 2008, 2007 and 2006 none were issued.

During the shareholders meeting of November 29, 2007, shareholders approved the issuance of up to 100,000 shares under the provision of the French Employee Savings plan, and none under the International Employee Stock Purchase Plan. This authorization was not used as of June 30, 2008.

Stock options and warrants value

According to IFRS 1, only stock options and warrants that were granted after November 7, 2002, and which had not vested on January 1, 2005 are measured and accounted for as expense. Issuances prior to November 7, 2002 are neither measured nor accounted for as expenses.

The vesting period for stock options is 4 years from the grant date, with 25% of total shares vesting after one year, then 1/48 per month during the following 3 years. Stock options granted by the Company generally expire 10 years after the grant date (7 years for employees in the United Kingdom). Warrants granted to Directors vest immediately. Warrants generally expire 5 years after the grant date.

2007/2008 FORM 20-F | ILOG | F-36

Back to Contents

The fair-value of stock options, warrants and free shares is determined according to the binomial model with the following assumptions:

	Year Ended June 30,
	2008	2007
Expected volatility of the share	51%	57%
Expected dividend yield	-	-
Risk free interest rate	4% to 4.3%	4%
Forfeiture rate (before and after vesting)	1% to 5%	1% to 5%
Weighted average fair value, warrants and stock options (in euros)	4.2	4.9 and 5.4
Weighted average fair value, free shares (in euros)	8.0	9.6
Weighted average expected life (years)	6.7	5.4

The expected volatility of the share is determined based on a weighted average of historical data over a period of one to ten years.

Stock-based compensation expenses relating to stock-options and free shares amounted to 1,545 thousand euros for the year ended June 30, 2008 and 1,154 thousand euros for the year ended June 30, 2007. This expense is recorded under the different line items of income statements where the grantee’s is allocated following the same allocation used for all other compensation expenses.

Stock-based compensation expenses relating to warrants amounted to 231 thousand euros for the twelve-month period ended June 30, 2008 and 304 thousand euros for the year ended June 30, 2007 and was recorded as general and administrative expenses.

Note 13

Financial Liabilities

Short-term and long-term capital lease are as follows:

	Year Ended June 30,
(in thousands of euros)	2008	2007
Long-term debt
Long-term portion of capital lease obligations	-	12
Total long-term debt	-	12
Current Debt
Current portion of capital lease obligations	12	153
Total current debt	12	153

2007/2008 FORM 20-F | ILOG | F-37

Back to Contents

Note 14

Other Long-term Liabilities

Other long-term liabilities include:

(in thousands of euros)	As of June 30, 2007	Arising during the year	Utilised provision	Actuarial (gains) losses on defined benefit obligation	Actuarial losses (gains)	As of June 30, 2008
Retirement obligation (Note 15)	1,690	178	(8)	198	79	2,137
TOTAL PROVISION FOR OTHER LIABILITIES – LONG-TERM	1,690	178	(8)	198	79	2,137
Termination benefits	200	308	(200)	-	-	308
Accruals for witholding taxes	188	-	(126)	-	-	62
Other	23	8	(23)	-	-	8
TOTAL PROVISION FOR OTHER LIABILITIES – SHORT-TERM	411	316	(349)	-	-	378

Additions and reversals of provisions for other liabilities are recorded as operational expenses or income, or financial expenses or income for the interest portion of the long-term social benefits. Reversal during the year relating to the use of existing provisions offset expenses incurred.

Note 15

Pensions and Other Post-Employment Benefit Plans

The Company provides retirement benefits for most of its employees, either directly or by contributing to independently administered funds. The manner of which these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which we operate. Those benefits are based on the employee compensations and years of service.

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

The Company’s United States’ subsidiary has a defined contribution 401(k) Plan being offered to all eligible employees. Participants may contribute a percentage of their total earnings to the employees’ 401(k) account up to a maximum annual amount allowable by the Internal Revenue Service for the calendar year. The Company matches employee contributions at the rate of $0.25 for each U.S. dollar the employee elects to contribute to his 401(k) account up to 625 dollars per calendar quarter per employee. Total Company matching funds contributed to the Plan was approximately 433 thousands dollars, 412 thousands dollars and 355 thousands dollars for the years ended June 30, 2008, 2007 and 2006, respectively.

2007/2008 FORM 20-F | ILOG | F-38

Back to Contents

The only defined benefit plan in the Company is located in France, where retirement indemnities are based upon an individual’s years of credited service and annualized salary at retirement. Retirement indemnity benefits vest as a lump sum paid to the employee at retirement date. Estimated retirement indemnities are accrued over the working life of the employees using actuarial assumptions and calculations. The related liability is not funded, and is included under other long-term liabilities. Actuarial losses are amortized over the estimated remaining service period of employees.

Weighted average assumptions used to measure the benefit obligation for the French retirement indemnities at the measurement date of June 30 are as follows:

	Year Ended June 30,
	2008	2007	2006
Discount rate	5.50%	4.75%	4.15%
Salary growth	3.00%	3.50%	3.50%
Retirement age	65 years	65 years	65 years
Average remaining service period	23.9 years	24.8 years	23.2 years

The following assumptions are also taken into accounts:

•

retirement age:

–

retirement decided by the Company for employees leaving on retirement after 65 years old,

–

retirement decided by the employees leaving on retirement before 65 years old;

•

mortality statistics: French TH/TF 2000-2002 official data.

The components of net periodic benefit cost are as follows:

	Year Ended June 30,
(in thousands of euros)	2008	2007	2006
Service cost	178	151	120
Interest cost	79	58	45
Net periodic pension cost	257	209	165

Changes in the recorded liability of the benefit plans were as follows:

	Year Ended June 30,
(in thousands of euros)	2008	2007	2006
Projected benefit obligations at beginning of year	1,690	1,333	997
Service cost	178	151	120
Interest cost	79	58	45
Actuarial losses (gains) recognized to equity	198	148	171
Benefits paid	(8)	-	-
Projected benefit obligations at year end	2,137	1,690	1,333

2007/2008 FORM 20-F | ILOG | F-39

Back to Contents

The estimated net periodic pension cost for fiscal year 2009 is detailed as follows:

(in thousands of euros)	Year Ended June 30, 2009
Service cost	213
Interest cost	115
Net periodic pension cost	328

Retirement indemnities paid in the amount of 8 thousand euros for the year ended June 30, 2008 correspond to the amount that was accrued as of June 30, 2007. No retirement and no retirement indemnities are planned for the year to be ending June 30, 2009.

Note 16

Income Taxes

Income before income taxes comprises of the following components by geographical areas:

	Year Ended June 30,
(in thousands of euros)	2008	2007	2006
France	(4,298)	1,764	5,610
United States	3,398	1,518	460
Rest of the world	1,507	897	(379)
Income before income taxes	607	4,179	5,691

2007/2008 FORM 20-F | ILOG | F-40

Back to Contents

Components of the income taxes benefit (expense) consist of the following:

	Year Ended June 30,
(in thousands of euros)	2008	2007	2006
Current:
France	(39)	(19)	-
United States	(259)	(17)	44
Rest of the world	(258)	(213)	(150)
TOTAL CURRENT	(556)	(249)	(106)
Deferred:
France	(463)	630	500
United States	556	1,287	472
Rest of the world	(16)	34	(182)
TOTAL DEFERRED	77	1,951	790
Income tax benefit (expense)	(479)	1,702	684

As of June 30, 2007, deferred tax assets recognized in the United States related to the LogicTools acquisition. In the balance sheet, this item was offset by a deferred tax liability for the same amount recognized against the LogicTools goodwill. As of June 30, 2008, deferred tax assets recognized in the United States related to the tax loss carryforwards, in parallel to the write-down of deferred tax assets on tax loss carryforwards in France. This allocation corresponds to the new determination by the Company of the projected used of these tax loss carryforwards during the next years.

The reconciliation of income taxes computed at the French statutory rate (33.33% in 2008 and 2007) to the income tax expense is as follows:

	Year Ended June 30,
(in thousands of euros)	2008	2007	2006
Income tax expense computed at the French statutory rate	(202)	(1,393)	(1,897)
Effect of foreign tax rates differential	(119)	(10)	(16)
Net utilization of net tax losses not previously recognized	(225)	1,775	1,373
Capitalization of net tax losses not previously recognized	463	1,928	997
Write-down of deferred tax assets	(484)	-	-
Permanent differences on research tax credit	1,000	448	484
Non-deductible stock compensation	(591)	(486)	(330)
Other permanent differences	(321)	(560)	73
Income taxes expense (benefit)	(479)	1,702	684

2007/2008 FORM 20-F | ILOG | F-41

Back to Contents

The capitalization of net tax losses not previously recognized included deferred tax assets created for the first time in the year ended June 30, 2006, and an amount of 1.7 million of euros relating to the LogicTools acquisition for the year ended June 30, 2007. For the year ended June 30, 2008, the capitalization of net tax losses not previously recognized include the recognition of deferred tax loss carryforwards in the U.S., and the write-down of deferred taxes in France.

Significant components of the Company’s deferred tax assets and liabilities consist of the following:

	Year Ended June 30,
(in thousands of euros)	2008	2007	2006
Net operating loss carryforwards	16,154	17,454	19,904
Depreciation and amortization	317	161	268
Stock-based compensation	147	530	394
Non-currently-deductible accruals and reserves	1,929	2,134	1,192
Other	149	-	-
TOTAL DEFERRED TAX ASSETS	18,696	20,279	21,758
Valuation allowance	(16,207)	(17,363)	(20,761)
Net deferred tax assets	2,489	2,916	997
Deferred tax liabilities on acquired intangibles	(1,243)	(1,733)	-
Net deferred taxes	1,246	1,183	997

As of June 30, 2008 the Company had net operating loss carryforwards for French tax purposes of approximately 24.4 million euros, which have no expiration date. The Company also has U.S. net operating loss carryforwards for federal tax purposes of approximately 20.7 million euros and for state tax purposes of approximately 3.1 million euros that expire in the years 2013 through 2027. The Company has U.K. net operating losses of approximately 2.6 million euros, which have no expiration date. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

Recognition of net deferred tax assets related to these tax loss carryforwards. The determination was primarily based on history of profitability in the U.S. and French jurisdictions, and projected taxable income in the coming years in these tax jurisdictions. The contribution of those two countries is highly significant in the total tax assets as of June 30, 2008. The Company still determines that it is likely that these tax loss carryforwards will be used in the U.S. and in France.

2007/2008 FORM 20-F | ILOG | F-42

Back to Contents

Note 17

Earnings per Share

The following table sets forth the computation of basic and diluted earning per share:

	Year Ended June 30,
(in thousands of euros except for per share data)	2008	2007	2006
Numerator:
Net income	128	5,881	6,375
Denominator:
Weighted average shares outstanding-denominator for net income per share – basic	18,489	18,231	17,995
Incremental shares attributable to shares exercisable under employee stock plans and warrants	(234)	292	1,059
Denominator for net income per share – diluted	18,255	18,523	19,054
Net income per share – basic	0.01	0.32	0.35
Net income per share – diluted	0.01	0.32	0.33

Note 18

Commitments

Contractual obligations and other commitments as of June 30, 2008 are as follows:

(in thousands of euros)	Note	Total	Due in,
			less than one year	two to five years	more than five years
Contracted obligations:
Operating leases		18,639	4,248	8,131	6,260
Capital leases	7/13	12	12	-	-
Other obligations:
Fair value hedges of intercos	9	345	345	-	-
Cash flow hedges of intercos	9	9,041	9,041	-	-

2007/2008 FORM 20-F | ILOG | F-43

Back to Contents

During the fiscal year ended June 30, 2008, the Company did not enter or cancel significant lease agreements. Future minimum rentals under non-cancellable operating leases include a 2,300 m² facility in Shanghai, China (the lease obligation is however negligible as the lease agreement can be terminated at any time with a three-month notice).

Rental expense relating to operating lease for the years ended June 30, 2008 and 2007 was approximately 4.5 and 4.2 million euros, respectively.

To the best knowledge of the Company, and following confirmation of each subsidiary, there is no other significant commitment as of June 30, 2008.

Note 19

Segment Reporting

The Company operates in one reportable segment – software components. The information presented, are the same as those used by the Company management for its internal reporting purposes, allowing a reliable assessment of our risks and returns. The objective is to present to users of financial statements information on the profitability and future perspectives of the Company’s different activities.

The methodology used to determine this information is the same as described in Note 1.

Activities

The Company operates in one reportable segment – software components. In this segment, 3 sources of revenues can be identified: licenses, associated maintenance services, consulting and training activities.

Products, marketing strategy and type of customers are similar throughout the world. These types of revenues are so interconnected that an allocation of operating expenses would be arbitrary, and therefore not relevant.

Data by type of revenues:

(in thousands of euros)	Year Ended June 30,
	2008	2007	2006
Revenues:
License fees	53,845	57,101	54,517
Maintenance	36,070	33,995	31,320
Professional services	32,736	32,108	23,840
TOTAL REVENUES	122,651	123,204	109,677
Cost of revenues:
License fees	971	1,128	833
Maintenance	3,698	3,840	3,521
Professional services	27,417	25,052	18,867
TOTAL COST OF REVENUES	32,086	30,020	23,221

2007/2008 FORM 20-F | ILOG | F-44

Back to Contents

Geographical areas

Operations outside of France consist mainly of sales, marketing, finance, customer support and to a lesser extent, research and development activities. Intercompany sales between different geographic areas are accounted for at third party selling prices less a discount, and are consistent with the rules and regulations of the governing tax authorities. Such transactions are eliminated in the Consolidated Financial Statement. Financial information allocation is based on subsidiaries sites. Identifiable assets are those that can be directly associated with a particular geographic area.

The following is a summary of operations within geographic area:

	Year Ended June 30, 2008
(in thousands of euros)	Europe	North America	Asia Pacific	Total
Total revenues	54,830	55,962	11,859	122,651
Income from operations	(4,134)	2,869	231	(1,034)
Stock-based compensation	1,282	404	88	1,774
Loss from equity investments	(36)	-	-	(36)
Total assets	67,523	32,191	7,835	107,549
Assets acquisitions	1,508	754	587	2,849
Equity investments	4,965	-	-	4,965
Amortization and depreciation of long term assets	2,479	578	202	3,259

	Year Ended June 30, 2007
(in thousands of euros)	Europe	North America	Asia Pacific	Total
Total revenues	52,358	58,359	12,487	123,204
Income from operations	1,575	761	257	2,593
Stock-based compensation	973	410	75	1,458
Loss from equity investments	(214)	-	-	(214)
Total assets	70,415	31,311	7,480	109,206
Assets acquisitions	6,594	15,278	256	22,128
Equity investments	5,004	-	-	5,004
Amortization and depreciation of long term assets	1,413	640	157	2,210

2007/2008 FORM 20-F | ILOG | F-45

Back to Contents

	Year Ended June 30, 2006
(in thousands of euros)	Europe	North America	Asia Pacific	Total
Total revenues	43,995	54,938	10,744	109,677
Income from operations	5,069	(99)	(144)	4,826
Stock-based compensation	673	289	31	993
Loss from equity investments	(20)	-	-	(20)
Total assets	64,384	21,569	7,476	93,429
Assets acquisitions	1,298	611	128	2,037
Equity investments	366	-	-	366
Amortization and depreciation of long term assets	1,424	532	139	2,095

Assets acquisitions are comprised of investments in intangible and tangible assets, equity investments, as described in Notes 3, 4 and 5.

Note 20

Headcount and Payroll Expenses

Payroll expenses and the average headcount are as follows:

	Year Ended June 30,
(in thousands of euros)	2008	2007	2006
Payroll cost	80,905	77,962	70,872
Average headcount	858	784	710

Note 21

Related Parties

As part of the purchase agreement of the Prima’s shares by ILOG in November 2006, ILOG agreed to grant a loan up to 1.1 million of euros at an interest rate of 4.5% and repayable over two years. As of June 30, 2008, a total amount of 0.7 million of euros was lent to Prima in accordance with the terms of this loan, in two payments, one for 400 thousand euros on November 30, 2007 and another for 300 thousand euros on January 3, 2008.

In addition, during fiscal year 2008, ILOG sold licenses to FirstTech and one of its shareholders FirstTech Cayman for a total amount of 288 thousand euros, and purchased consulting services from FirstTech for a total amount of 17 thousand euros. Amounts of 100 thousand euros with FirstTech Cayman and 47 thousand euros with FirstTech were recorded as accounts receivable as of June 30, 2008.

To the best of management’s belief, transactions between related parties have been conducted at arm’s length.

2007/2008 FORM 20-F | ILOG | F-46

Back to Contents

Compensation of key management personnel

Total compensation of the members of the Executive Committee and of the Board of Directors, for services rendered to ILOG, is detailed as follows:

	Year Ended June 30,
(in thousands of euros)	2008	2007	2006
Short term compensation	1,813	2,022	1,533
Post employment compensation: pension and Healthcare security	110	110	97
Compensation on termination	-	-	-
Share based compensation	1,085	943	447
Total Directors and executive officers compensation.	3,008	3,075	2,077

ILOG has no accrual as of June 30, 2008 and 2007 for post-employment compensation and compensation on termination.

Expenses relating to defined contribution plans for the members of the Executive Committee amounts to 100 thousand euros for the year ended June 30, 2008 (103 thousand euros for the year ended June 30, 2007).

Note 22

Contingencies

ILOG is involved in a lawsuit entitled Jensen Denmark A/S and Naicom Technologies vs. ILOG S.A. This suit was brought by Jensen Denmark and Naicom Technologies (“Jensen Naicom”) against ILOG for breach of contract, bad faith, and failure to meet the standard of care owed by a professional consultant. ILOG filed a counterclaim in which it alleges that ILOG is entitled to recover from the plaintiffs fees which it incurred but which were not paid, as well as additional damages. The case was tried to a judge in France and the court found in ILOG’s favor and against Jensen Naicom, on December 8, 2005. The court dismissed ILOG’s counterclaim. Jensen Naicom appealed this ruling, which appeal was rejected on November 9, 2007, dismissing all Jensen Naicom’s claims. ILOG did not record any accrual relating to this lawsuit because the associated risk is considered as negligible. In addition, the amount of damages claimed by Jensen Naicom is below the limits of ILOG’s applicable insurance coverage, and the insurance company accepted the defense of this matter.

To the best knowledge of the Company, there are no other significant contingencies as of June 30, 2008.

2007/2008 FORM 20-F | ILOG | F-47

Back to Contents

Note 23

Subsequent Events

On July 28, 2008, the Company and IBM announced that they had entered into a Memorandum of Understanding relating to the proposed acquisition of the Company by IBM, for the purpose of acquiring the Company’s shares and the stock purchase warrants amounting to 230 million euros (or approximately 330 million U.S. dollars as of September 30, 2008) via public tender offers in the United States and France. This announcement was followed on August 26, 2008 by the filing at the AMF of a public tender offer document by IBM and a response document by ILOG. These documents were accepted by the AMF on September 12, 2008. The offer started on October 14, 2008 and is still ongoing.

Additional information relating to the terms and conditions of the Offers are available on ILOG website (www.ilog.com) and on the AMF website (under the references n.208C1583 and 208C1670 “Tender offer”).

No other significant subsequent events took place at the date these financial statements were prepared.

NOTE 24

Reconciliation of consolidated net income and shareholders’ equity prepared under IFRS, as issued by the IASB and U.S. Generally Accepted Accounting Principles

The Company prepared its financial statements in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) until June 30, 2007. On January 4, 2008, the Securities and Exchange Commission (« SEC ») adopted Final Rule Release Nos. 33–8879; 34–57026; International Series Release No. 1306; File No. S7–13–07 Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance With International Financial Reporting Standards (“IFRS”) Without Reconciliation to U.S. GAAP. As a consequence of this release, the SEC now accepts that financial statements closed after November 15, 2007 and included in Form 20-F of foreign private issuers prepared in accordance with IFRS as published by the International Accounting Standards Board (« IASB »). As of June 30, 2008, the Company elected to discontinue including financial statements in accordance with U.S. GAAP in its Form 20-F. The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and Interpretations as adopted by the European Union on June 30, 2008. Those principles do not differ from IFRS as issued by the IASB, as explained in note 1.2.

As applicable to ILOG for the years ended June 30, 2007 and 2006, IFRS differ from U.S. GAAP for the following items:

Impacts on consolidated net income and shareholders’ equity

Employee benefits

Differences result from the following items:

•

First time adoption of IFRS: in the context of its transition to IFRS on July 1, 2004, ILOG elected to recognize all unrecognized gains and losses through Retained earnings at that date. Under U.S. GAAP, the balance of unrecognized gains and losses at July 1, 2004 was still amortized in fiscal years 2006 and 2007 in accordance with the "corridor approach".

•

Accounting for past service costs: under IFRS, such costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. Under U.S. GAAP, they are amortized over the future service lives of employees.

2007/2008 FORM 20-F | ILOG | F-48

Back to Contents

With the adoption of the amendment of IAS 19, Employee Benefits, under IFRS and the adoption of FAS 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R), under U.S. GAAP at June 30, 2007, the recorded liability was the same under both standards at June 30, 2007. However, the date of first time adoption is different. Also, actuarial gains and losses recorded through equity are still amortized under U.S. GAAP under the “corridor approach”, whereas they are not under IFRS. As a result of such differences, the only difference relates to the computation of the pension cost, but no difference exists on the amount in the balance sheet at June 30, 2007.

Stock-options and warrants

The main difference between IFRS and U.S. GAAP relates to first time application of IFRS 2, Share-Based Payments, and FAS 123R, Share-Based Payments: the dates from which stock-options and warrants grants was expensed were different under both standards: November 7, 2002 under IFRS and June 15, 2005 under U.S. GAAP.

Deferred taxes

A deferred tax liability in the amount of 2,340 thousands of U.S. dollars (1,733 thousands of euros) was recorded in the context of the purchase price allocation of the LogicTools acquisition, as a result of non tax-deductible amortization in the United-States. As a consequence, ILOG recognized a deferred tax asset in the same amount. Such deferred tax asset was recorded against the LogicTools goodwill under U.S. GAAP, whereas it was recorded against income under IFRS.

The schedule below reconciles consolidated shareholders’ equity as of June 30, 2007 and 2006 and consolidated net income for the years ended June 30, 2007 and 2006 between IFRS and U.S. GAAP:

(in thousands)	June 30,
Consolidated shareholders’ equity	2007	2006
Under U.S. GAAP – as reported in U.S. dollars	81,020	68,812
Under U.S. GAAP – converted into euros at end of period exchange rate	59,999	54,135
Difference in employee benefit obligation computation	-	(592)
Deferred tax asset recorded against income under IFRS	1,733	-
Under IFRS	61,732	53,543

(in thousands)	Year ended
Consolidated net income	2007	2006
Under U.S. GAAP – as reported in U.S. dollars	4,864	6,617
Under U.S. GAAP – converted into euros at period average exchange rate	3,484	5,316
Difference in computation of stock-options and warrants expense	641	1,046
Actuarial gains and losses not amortized under IFRS	23	13
Deferred tax asset recorded against income under IFRS	1,733	-
Under IFRS	5,881	6,375

2007/2008 FORM 20-F | ILOG | F-49

Back to Contents

Impacts on classifications in the consolidated balance sheets, income statements and statements of cash flows

The main impacts on balance sheet classifications are as follows (expressed in thousands of euros):

•

Short term investments in the amount of 6,380 and 6,139 thousands of euros at June 30, 2007 and 2006 respectively were presented on a separate line item of the balance sheet under U.S. GAAP. Under IFRS, they are presented under "Cash and Cash equivalents".

•

Software in the amount of 1,184 thousands of euros at June 30, 2007 and 2006 were presented under "Property and Equipment, net" under U.S. GAAP. They are presented under "Intangible assets, net" under IFRS.

•

Derivative financial instruments assets and liabilities were presented under "Other receivables - current" and "Other current payables" under U.S. GAAP. Under IFRS, they are presented under specific line items: "Derivative financial instruments – asset" amount to 256 and 99 thousands of euros as of June 30, 2007 and 2006 respectively, and "Derivative financial instruments – liability" amount to 29 and 7 thousands of euros as of June 30, 2007 and 2006 respectively.

•

Deferred tax assets are all considered non-current under IFRS. 962 and 558 thousands of euros were reclassified from "Deferred income taxes – current assets" to "Deferred income taxes – long term assets" under IFRS.

There were no significant reclassifications on the consolidated income statements. Except for the reclassification of short term investments to “Cash and cash equivalents”, there were no significant reclassifications affecting the consolidated statements of cash flows.

2007/2008 FORM 20-F | ILOG | F-50

Back to Contents

Schedule II Valuation and Qualifying Accounts

(in thousands of euros)	Balance at Beginning of Period	Additions		Deduction	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts
Year ended June 30, 2008
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	836	141		(588)	389
Year ended June 30, 2007
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	377	498		(39)	836
Year ended June 30, 2006
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	565	51		(239)	377

2007/2008 FORM 20-F | ILOG | F-51

Back to Contents

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ILOG S.A.

Dated: October 29, 2008

/s/ Jérôme Arnaud

Jérôme Arnaud

Chief Financial Officer

2007/2008 FORM 20-F | ILOG | F-52